Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS

Supplement Dated May 1, 2018 to the Contract Prospectus and
Contract Prospectus Summary

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

Notice of and Important Information About An Upcoming Fund Reorganization

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class I shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

Merging Fund	Surviving Fund
Voya Multi-Manager Large Cap Core Portfolio (Class I)	Voya Index Plus LargeCap Portfolio (Class I)

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "**TRANSFERS**" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. See the **"TRANSFERS"** section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-584-6001.

Information about the Surviving Fund. Summary information about the Voya Index Plus LargeCap Portfolio (Class I) can be found in **APPENDIX V – FUND DESCRIPTIONS** in your Contract Prospectus or Contract Prospectus Summary. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.


More Information is Available


More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account C
MULTIPLE SPONSORED RETIREMENT OPTIONS
CONTRACT PROSPECTUS – MAY 1, 2018

The Contracts. The contracts described in this prospectus are group or individual deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

Why Reading This Prospectus Is Important. Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the "**INVESTMENT OPTIONS**" section on page 14. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain them for future reference.

Fixed Interest Options:
• Guaranteed Accumulation Account   • Fixed Plus Account   • Fixed Account   • Fixed Plus Account II A

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA"). Not all fixed interest options may be available for current or future investment.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay. **The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2018 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-584-6001 or writing to us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company.**" You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. The contract prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-01107. The number assigned to the registration statement for GAA is 333-210551. The SAI table of contents is listed on page 55 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

Alger Responsible Investing Fund (Class A)[1]	Lord Abbett Short Duration Income Fund (Class R4)[1]
AllianzGI NFJ Large-Cap Value Fund (Institutional Class)[1][2]	Metropolitan West Total Return Bond Fund (Class M)[1]
Amana Growth Fund (Investor Class)[1]	Neuberger Berman Sustainable Equity Fund (Trust Class)[1][3]
Amana Income Fund (Investor Class)[1]	Oppenheimer Developing Markets Fund (Class A)[1][2]
American Century Investments® Income & Growth Fund (A Class)[1][2]	Oppenheimer Global Fund/VA (Non-Service Shares)[2]
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)[1]	Oppenheimer Global Strategic Income Fund/VA (Non-Service Shares)[2]
American Funds® – Capital Income Builder® (Class R-4)[1]	Oppenheimer Main Street Small Cap Fund®/VA (Non-Service Shares)
American Funds® – EuroPacific Growth Fund® (Class R-4)[1]	Pax Balanced Fund (Investor Class)[1][4]
American Funds® – Fundamental Investors® (Class R-4)[1]	PIMCO CommodityRealReturn Strategy Fund® (Administrative Class)[1]
American Funds® – New Perspective Fund® (Class R-4)[1]	PIMCO Real Return Portfolio (Administrative Class)
American Funds® – SMALLCAP World Fund® (Class R-4)[1]	Pioneer High Yield VCT Portfolio (Class I)
American Funds® – The Bond Fund of America® (Class R-4)[1]	TCW Total Return Bond Fund (Class N)[1]
American Funds® – The Growth Fund of America® (Class R-4)[1]	Templeton Global Bond Fund (Class A)[1]
American Funds® – Washington Mutual Investors Fund℠ (Class R-4)[1]	The Hartford Capital Appreciation Fund (Class R4)[1][2]
AMG Managers Fairpointe Mid Cap Fund (Class N)[1]	The Hartford Dividend and Growth Fund (Class R4)[1][2]
Ariel Fund (Investor Class)[1]	The Hartford International Opportunities Fund (Class R4)[1]
Artisan International Fund (Investor Shares)[1]	USAA Precious Metals and Minerals Fund (Adviser Shares)[1]
Ave Maria Rising Dividend Fund[1]	Voya Balanced Portfolio (Class I)
BlackRock Health Sciences Opportunities Portfolio (Investor A Shares)[1]	Voya Corporate Leaders® 100 Fund (Class I)[1]
BlackRock Mid Cap Dividend Fund (Investor A Shares)[1]	Voya Global Bond Portfolio (Class I)
Calvert VP SRI Balanced Portfolio (Class I)	Voya Global Equity Portfolio (Class I)[5]
Cohen & Steers Realty Shares, Inc.[1]	Voya Global Perspectives® Portfolio (Class I)[6]
Columbia Acorn® Fund (Institutional Class)[1][2]	Voya GNMA Income Fund (Class A)[1]
Columbia Large Cap Value Fund (Advisor Shares)[1][2][7]	Voya Government Money Market Portfolio (Class I)
Columbia Mid Cap Value Fund (Class A)[1]	Voya Growth and Income Portfolio (Class I)
Columbia Mid Cap Value Fund (Institutional Class)[1][2]	Voya High Yield Portfolio (Class S)
Delaware Small Cap Value Fund (Class A)[1]	Voya Index Plus LargeCap Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Voya Index Plus MidCap Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Voya Index Plus SmallCap Portfolio (Class I)
Fidelity® VIP Growth Portfolio (Initial Class)	Voya Index Solution 2025 Portfolio (Class S)[6]
Fidelity® VIP Mid Cap Portfolio (Initial Class)[2]	Voya Index Solution 2035 Portfolio (Class S)[6]
Fidelity® VIP Overseas Portfolio (Initial Class)[2]	Voya Index Solution 2045 Portfolio (Class S)[6]
Franklin Small Cap Value VIP Fund (Class 2)	Voya Index Solution 2055 Portfolio (Class S)[6]
Invesco Mid Cap Core Equity Fund (Class A)[1]	Voya Index Solution Income Portfolio (Class S)[6]
Invesco Small Cap Value Fund (Class Y)[1]	Voya Intermediate Bond Portfolio (Class I)
Invesco V.I. American Franchise Fund (Series I)	Voya International Index Portfolio (Class I)
Invesco V.I. Core Equity Fund (Series I)	Voya Large Cap Growth Portfolio (Class I)
Ivy Science and Technology Fund (Class Y)[1]	Voya Large Cap Value Portfolio (Class I)
Janus Henderson Balanced Portfolio (Institutional Class)[2]	Voya MidCap Opportunities Portfolio (Class I)
Janus Henderson Enterprise Portfolio (Institutional Class)[2]	Voya Multi-Manager International Small Cap Fund (Class I)[1]
Janus Henderson Flexible Bond Portfolio (Institutional Class)[2]	Voya Multi-Manager Large Cap Core Portfolio (Class I)
Janus Henderson Global Research Portfolio (Institutional Class)[2]	Voya Russell™ Large Cap Growth Index Portfolio (Class I)
Janus Henderson Research Portfolio (Institutional Class)[2]	Voya Russell™ Large Cap Index Portfolio (Class I)
Lazard International Equity Portfolio (Open Shares)[1]	Voya Russell™ Large Cap Value Index Portfolio (Class S)
LKCM Aquinas Catholic Equity Fund[1][2]	Voya Russell™ Mid Cap Growth Index Portfolio (Class S)
Loomis Sayles Small Cap Value Fund (Retail Class)[1]	Voya Russell™ Mid Cap Index Portfolio (Class I)
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio (Class VC)	Voya Russell™ Small Cap Index Portfolio (Class I)
	Voya Small Company Portfolio (Class I)
	Voya SmallCap Opportunities Portfolio (Class I)
	Voya Solution 2025 Portfolio (Class S)[6]
	Voya Solution 2035 Portfolio (Class S)[6]
	Voya Solution 2045 Portfolio (Class S)[6]

(The Funds are continued on the next page)

The Funds* (continued)

Voya Solution 2055 Portfolio (Class S)[6]	VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
Voya Solution Balanced Portfolio (Class S)[6]	VY® JPMorgan Mid Cap Value Portfolio (Class S)[2]
Voya Solution Income Portfolio (Class S)[6]	VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
Voya Solution Moderately Conservative Portfolio (Class S)[6]	VY® Oppenheimer Global Portfolio (Class I)
Voya Strategic Allocation Conservative Portfolio (Class I)[6]	VY® Pioneer High Yield Portfolio (Class I)
Voya Strategic Allocation Growth Portfolio (Class I)[6]	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya Strategic Allocation Moderate Portfolio (Class I)[6]	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
Voya U.S. Bond Index Portfolio (Class I)	
Voya U.S. Stock Index Portfolio (Class I)	VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® American Century Small-Mid Cap Value Portfolio (Class S)	VY® T. Rowe Price Growth Equity Portfolio (Class I)
	VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Baron Growth Portfolio (Class S)	VY® Templeton Foreign Equity Portfolio (Class I)
VY® Clarion Global Real Estate Portfolio (Class I)	VY® Templeton Global Growth Portfolio (Class S)
VY® Clarion Real Estate Portfolio (Class S)	Wanger International
VY® Columbia Contrarian Core Portfolio (Class S)	Wanger Select
VY® Columbia Small Cap Value II Portfolio (Class S)	Wanger USA
VY® Invesco Comstock Portfolio (Class S)	Wells Fargo Small Company Growth Fund (Administrator Class)[1]
VY® Invesco Equity and Income Portfolio (Class I)	
VY® Invesco Growth and Income Portfolio (Class S)	Wells Fargo Special Small Cap Value Fund (Class A)[1]

* See "**APPENDIX VI – Fund Descriptions**" for further information about the funds.

[1] This fund is available to the general public in addition to being available through variable annuity contracts. **See "FEDERAL TAX CONSIDERATIONS - Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.**

[2] See "**APPENDIX VI – Fund Descriptions**" for further information regarding the availability of certain funds.

[3] On May 1, 2018, this fund changed its name from Neuberger Berman Socially Responsive Fund® to Neuberger Berman Sustainable Equity Fund.

[4] Effective May 1, 2018, this fund changed its share class from "Individual Investor Class" to "Investor Class".

[5] This fund employs a managed volatility strategy. **See "INVESTMENT OPTIONS – Funds Available Through the Separate Account" for more information.**

[6] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "**FEES - Fund of Funds**" for additional information.

[7] Effective March 9, 2018, K Class shares were exchanged for Advisor shares.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant")*: The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder*: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, review "**CONTRACT OWNERSHIP AND RIGHTS**" and "**CONTRACT PURCHASE AND PARTICIPATION**."

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code Section 457. To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "**CONTRACT PURCHASE AND PARTICIPATION**."

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-584-6001

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative requirements for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

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* Certain contracts are purchased by and issued directly to persons participating in certain plans. The words "you" and "participant" apply to these individuals. The words "contract holder" and "contract owner" also apply to these individuals, except that these individuals have no responsibilities to other participants or beneficiaries.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a), 401(k), Roth 401(k) or 403(a) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See "**RIGHT TO CANCEL**."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "*Contract Phases*," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "**DEATH BENEFIT**" and "**INCOME PHASE**."

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. See "**WITHDRAWALS**" and "**FEDERAL TAX CONSIDERATIONS**."

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Fees: Certain fees are deducted from your account value. See "**FEE TABLE**" and "**FEES**."

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "**FEDERAL TAX CONSIDERATIONS**."

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide Voya Retirement Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up one or more accounts for employer contributions and/or for one or more accounts for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:
• Fixed Interest Options; or
• Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. See "**INCOME PHASE**." In general, you may:
• Receive income phase payments over a lifetime or for a specified period;
• Receive income phase payments monthly, quarterly, semi-annually or annually;
• Select an option that provides a death benefit to beneficiaries; or
• Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

Payments to Your Account
Step 1 ‖

Voya Retirement Insurance and Annuity Company
‖   Step 2   ‖

Fixed Interest Option	Variable Annuity Account C — Variable Investment Options

The Subaccounts		
A	B	Etc.
‖ Step 3 ‖		
Mutual Fund A	Mutual Fund B	Etc.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Maximum Early Withdrawal Charge[1]
(as a percentage of amount withdrawn, if applicable)

Applicable to Texas K-12 contracts 7%
Applicable to all other contracts 5%

Loan Interest Rate Spread (per annum)[2] 3.0%
Loan Initiation Fee[3] $100.00

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

	Applicable to Texas K-12 contracts	Applicable to all other contracts
Maximum Annual Maintenance Fee[4]	$0.00	$30.00
Separate Account Annual Expenses[4] *(as a percentage of average account value)*		
Maximum Mortality and Expense Risk Charge[5]	1.25%	1.50%
Maximum Administrative Expense Charge	0.25%[6]	0.25%[7]
Maximum Total Separate Account Expenses	1.50%	1.75%

*State premium taxes may apply, but are not reflected in the fee tables or examples. See "**FEES - Premium and Other Taxes**."

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[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "**FEES**" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[2] This is the difference between the rate charged and the rate credited on loans under your contract. We reserve the right to apply a loan interest rate spread between 0.0% and 3.0% per annum. Currently, the loan interest rate spread for most contracts is 2.5% per annum. See "**LOANS - Charges Associated with Loans**."

[3] Certain contracts that have a zero loan interest rate spread may be subject to a loan initiation fee each time a loan is taken from your account value. See "**LOANS - Charges Associated with Loans**."

[4] These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[5] A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge. See "**DEATH BENEFIT**."

[6] We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[7] We only impose this charge under some contracts. See "**FEES**."

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Texas K-12 Contracts		Applicable to All Other Contracts	
	Minimum	Maximum	Mnimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.51%	0.27%	1.54%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.0000% for Texas K-12 contracts and 0.0014% for all other contracts), separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your entire account value at the end of the applicable time period:				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$967	$1,514	$2,078	$3,327	$304	$930	$1,582	$3,327
Applicable to all other contracts	$854	$1,578	$2,325	$3,714	$346	$1,054	$1,785	$3,714

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* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your entire account value at the end of the applicable time period:				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$851	$1,162	$1,487	$2,084	$180	$557	$959	$2,084
Applicable to all other contracts	$734	$1,221	$1,736	$2,496	$219	$677	$1,161	$2,496

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* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX VII**, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show the values of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability, or the date purchase payments were first received in the subaccounts (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA".

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group or individual deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a), 401(k), 403(a), 403(b) and 457, including Roth 401(k), Roth 403(b), and Roth 457(b) plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Tax Code Sections 401, 403(a) and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. To purchase the contract:
• The contract holder submits the required forms and application to the Company; and
• We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract:
• We provide you with enrollment materials for completion and return to us, which may be completed electronically where available (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder); and
• If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, the purchase payments remain in a non-interest bearing bank account until processed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments: More than one payment made over time to your account.

Contributions to Roth 401(k), Roth 403(b) or Roth 457(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 401(k), Roth 403(b) and Roth 457(b) contributions will be placed in distinct accounts.

The plan and the contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 401(k), Roth 403(b) and Roth 457(b) accounts, where each account will have its own early withdrawal charge schedule. See "**FEES - Early Withdrawal Charge Schedules**."

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested by telephone, electronically at www.voyaretirementplans.com, or through such other means as may be available under our administrative procedures in effect from time to time. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "**INVESTMENT OPTIONS**" and "**TRANSFERS**."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "**FEES**," "**APPENDIX III - Fixed Plus Account**" and "**APPENDIX IV - Fixed Plus Account II A**."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "**FEDERAL TAX CONSIDERATIONS**."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of plan, as follows:
- **Under 401(a), 401(k), Roth 401(k), 403(a), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Non-governmental Tax-Exempt 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? The terms of the annuity contract will determine who holds rights under the contracts:
- Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options; and
- Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and most individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate**.** See "**FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**."

For additional information about the respective rights of the contract holder and participants, see "**APPENDIX V**."

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of the funds in **APPENDIX VI**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Insurance-Dedicated Funds *(Mixed and Shared Funding).* Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

Public Funds. The following funds, which are available through the contracts, are also available to the general public:

- Alger Responsible Investing Fund
- AllianzGI NFJ Large-Cap Value Fund
- Amana Growth Fund
- Amana Income Fund
- American Century Investments® Income & Growth Fund
- American Century Investments® Inflation-Adjusted Bond Fund
- American Funds® - Capital Income Builder®
- American Funds® - EuroPacific Growth Fund®
- American Funds® - Fundamental Investors®
- American Funds® - New Perspective Fund®
- American Funds® - SMALLCAP World Fund®
- American Funds® - The Bond Fund of America®
- American Funds® - The Growth Fund of America®
- American Funds® - Washington Mutual Investors Fund℠
- AMG Managers Fairpointe Mid Cap Fund
- Ariel Fund
- Artisan International Fund
- Ave Maria Rising Dividend Fund
- BlackRock Health Sciences Opportunities Portfolio
- BlackRock Mid Cap Dividend Fund
- Cohen & Steers Realty Shares, Inc.
- Columbia℠ Acorn® Fund
- Columbia Large Cap Value Fund
- Columbia Mid Cap Value Fund
- Delaware Small Cap Value Fund
- Invesco Mid Cap Core Equity Fund
- Invesco Small Cap Value Fund
- Ivy Science and Technology Fund
- Lazard International Equity Portfolio
- LKCM Aquinas Catholic Equity Fund
- Loomis Sayles Small Cap Value Fund
- Lord Abbett Short Duration Income Fund
- Metropolitan West Total Return Bond Fund
- Neuberger Berman Sustainable Equity Fund
- Oppenheimer Developing Markets Fund
- Pax Balanced Fund
- PIMCO CommodityRealReturn Strategy Fund®
- TCW Total Return Bond Fund
- Templeton Global Bond Fund
- The Hartford Capital Appreciation Fund
- The Hartford Dividend and Growth Fund
- The Hartford International Opportunities Fund
- USAA Precious Metals and Minerals Fund
- Voya Corporate Leaders® 100 Fund
- Voya GNMA Income Fund
- Voya Multi-Manager International Small Cap Fund
- Wells Fargo Small Company Growth Fund
- Wells Fargo Special Small Cap Value Fund

See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contracts. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with section 403(b), 401 or 403(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
* During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
* During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
* Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
* Combine two or more subaccounts;

- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." See also "**TRANSFERS**" for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  > A fund no longer suits the purposes of your contract;
  > There is a change in laws or regulations;
  > There is a change in the fund's investment objectives or restrictions;
  > The fund is no longer available for investment; or
  > Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options that may be available through the contract, see "**APPENDIX I, APPENDIX II, APPENDIX III** and **APPENDIX IV**" and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds— including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time, but a higher limit may apply.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in "**FEE TABLE**." Please review both this section and "**FEE TABLE**" for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. This charge may also be referred to as a surrender charge in your contract and/or certificate/enrollment materials.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account or the Fixed Plus Account II A. The percentage is determined by the early withdrawal charge schedule that applies to your individual account. Some of these schedules are listed below. The charge will never be more than 8.5% of your total purchase payments to the individual account, or under some contracts, the maximum permitted by FINRA rules.

Types of Fees
You may incur the following types of fees under the contract:
• Transaction Fees:
> Early Withdrawal Charge;
> Loan Interest Rate Spread and Loan Initiation Fee;
> Fund Redemption Fees;
• Periodic Fees and Charges:
> Annual Maintenance Fee;
> Mortality and Expense Risk Charge;
> Administrative Expense Charge;
• Fund Fees and Expenses; and
• Premium and Other Taxes.

Terms to Understand in the Early Withdrawal Charge Schedules:
- Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
- Contract Year - a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.

Early Withdrawal Charge Schedules. You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

Contracts Other Than Texas K-12. This is the early withdrawal charge schedule that applies to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period, as shown on the next page. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following:
- The number of years since the individual account was established;
- The number of years since the contract was established; or
- The number of completed purchase payment periods.

For any contract that specifies an early withdrawal charge schedule based on the number of completed purchase payment periods, we will apply a schedule based on the number of years since the individual account was established. This will result in an early withdrawal charge equal to or less than the charge that would apply under the schedule specified in the contract.

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions) and to single purchase payments (rollovers, exchanges or other one-time contributions).

Account Years or Contract Years	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Texas K-12 Contracts.* This schedule applies to participants who enroll in Texas K-12 contracts.

Completed Account Years or Contract Years (depending on the contract)	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Early Withdrawal Charge Waivers Under All Contracts. These apply to all contracts. Also read the following two subsections regarding additional waivers, reductions or elimination of the charge.

This charge is waived for portions of a withdrawal that are:
• Used to provide income payments during the income phase;
• Paid because of your death before income payments begin;
• Paid where your account value is $5,000 or less**, and no part of the account has been taken as a withdrawal, used to provide income payments, or taken as a loan within the prior 12 months (36 months for some contracts issued in New York);
• Taken because of the election of a systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**"); or
• Taken on or after the 10th anniversary of the effective date of the account.

Early Withdrawal Charge Waivers Under Certain Contracts. To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder).

This charge is waived for portions of a withdrawal that are:
• Taken under accounts with an early withdrawal charge schedule based on completed account years when you are at least age 59½ and have completed at least nine account years;

_____

*   Texas K-12 contracts are voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on or after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

**   Under some contracts this waiver applies to withdrawals paid where your account value is $3,500 or less (or $1,999 for some contracts issued in New York, or when the paid-up annuity benefit is less than $20 monthly). In addition, under some contracts, we will waive this charge as otherwise allowed by the plan for a lump-sum cashout without a participant's consent.

- Taken after you have experienced a severance of employment with your employer** (under certain contracts, the employer must provide documentation of severance to the Company);
- Used to purchase a Voya Retirement Insurance and Annuity Company single premium immediate annuity or other contracts allowed by the Company, under the condition that you do not cancel the new contract and obtain a refund during the cancellation period (if you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established);
- Withdrawn from contracts used with plans under section 401(a), 401(k), Roth 401(k), 403(a), 403(b) or Roth 403(b) of the Tax Code, if the withdrawal is not more than 10% of your account value and is the first partial withdrawal in a calendar year;***
- Withdrawn due to the transfer of your account value to another of the retirement products the Company offers under the contract holder's plan, subject to various conditions agreed to by the contract holder and the Company in writing;
- Made because the Company terminated the account under the circumstances described in "**OTHER TOPICS - Account Termination**;"
- Withdrawn for an exchange or transfer to a Tax Code Section 403(b)(7) custodial account sponsored by the Company;
- Made for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing;
- Due to your disability as defined by the Tax Code, if the withdrawal is paid directly to you and certified by your employer; and
- Due to a transfer of amounts to a defined benefit governmental plan in connection with the purchase of permissive service credits under such defined benefit plan, or the repayment of a lump-sum amount previously withdrawn from such defined benefit plan, in accordance with the terms of the 403(b) plan or 457 plan, the defined benefit plan and applicable IRS guidelines.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:
- The number of participants under the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals; and
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees, and this may include having an early withdrawal charge for some individual accounts and reducing or eliminating the early withdrawal charge for certain other individual accounts. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

** This waiver does not apply if the severance of employment would not have qualified as a separation from service under IRS guidance prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001.

*** To qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default.

Reduction for Certain New York Contracts. For master 403(b) plan contracts issued after July 29, 1993 in New York, in addition to waivers or reductions that we grant, the State of New York requires a reduced early withdrawal charge schedule for withdrawals from the Guaranteed Accumulation Account. The schedule grades down over a seven-year period as account years are completed, as shown in the table below. This same schedule is used for withdrawals from the subaccounts, the Fixed Account or the Guaranteed Accumulation Account for contracts that have an early withdrawal charge that were issued in New York on or after March 7, 2000 under contract forms G-CDA-99(NY) and G-CDA-01(NY).

Completed Account Years or Contract Years (depending on the contract)	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Loan Interest Rate Spread and Loan Initiation Fee

For a discussion of the loan interest rate spread and the loan initiation fee, the fees and costs that may be associated with loans, please see "**LOANS – Charges Associated with Loans**."

Fund Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year, during the accumulation phase, we deduct this fee on your account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a proportional basis from your account value invested in the subaccounts and the fixed interest options. We do not deduct this fee from a single purchase payment account. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, proportional from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 401(k), Roth 403(b), or Roth 457(b) account. Under some installment plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction or Elimination. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

- The size, type and nature of the group to which a contract is issued;
- Amount of contributions to the contract;
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in the "**FEE TABLE**."

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts during the accumulation phase for Texas K-12 contracts and 1.50% annually for all other contracts. 1.25% annually of your account value invested in the subaccounts during the income phase. See "**INCOME PHASE - Charges Deducted**." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts, namely:

- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum amount when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in service such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;

- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable;
- Whether or not a transfer credit was selected by the plan sponsor; and
- Whether or not the contract includes a guaranteed death benefit.

We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts. We are currently deducting this charge under the contracts issued to some plans. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This charge helps defray our cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Reduction. Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

Fund Fees and Expenses

As shown in the fund prospectuses and described in "**FEE TABLE – Fund Fees and Expenses**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:

- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2017, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- American Funds®
- Fidelity VIP Funds®
- OppenheimerFunds
- Wanger Funds
- Wells Fargo Funds Management, LLC
- Franklin® Funds
- Amana Funds
- PIMCO Funds
- Lord Abbett Funds
- Invesco Investments
- BlackRock, Inc.
- Pax World Funds
- AMG Funds
- American Century Investments®
- Pioneer Investments®
- Calvert Funds
- Metropolitan West Funds
- Loomis Sayles Funds
- Neuberger Berman Management, Inc.
- Artisan Funds
- USAA Funds
- Ariel Mutual Funds
- Delaware Investments®
- Alger Funds
- Cohen & Steers
- Ivy Investments®
- TCW Galileo Funds Inc.
- Ave Maria Mutual Funds
- Allianz Global Investors
- Hartford Funds
- Lazard Funds
- Janus Capital Group, Inc.
- LKCM Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2017, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Charges for Advisory Services

We reserve the right to deduct from a participant's account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment advisor. Advisory fees will be deducted on a proportional basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement, and any set-up fees may be deducted on a proportional basis from all of the funds in which the participant is invested.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "**FEDERAL TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Any deductions from the fixed interest options (e.g., withdrawals, fees); and plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; and minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. See "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV);and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION.**" Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed as of the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and, under some contracts, the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in **APPENDIX I**, **APPENDIX II**, **APPENDIX III** and **APPENDIX IV**. Transfers may be requested by telephone, electronically at www.voyaretirementplans.com, or through such other means as may be available under our administrative procedures in effect from time to time. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order or if you are participating in the asset rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
• Increased trading and transaction costs;
• Forced and unplanned portfolio turnover;
• Lost opportunity costs; and
• Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
• **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
• **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
• Meets or exceeds our current definition of Excessive Trading, as defined below; or
• Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
• More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
• Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
• Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
• Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
• Purchases and sales of fund shares in the amount of $5,000 or less;
• Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
• Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Asset Rebalancing Program. Our asset rebalancing program may be available in connection with certain contracts. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Account values invested in certain investment options may not be available for rebalancing under this program. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available for your contract, you may elect the asset rebalancing program by telephone, electronically at www.voyaretirementplans.com, or through such other means as may be available under our administrative procedures in effect from time to time. The Company may change or discontinue the asset rebalancing program at any time.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Transfers Between Individual Accounts. We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (see "**Withdrawal Restrictions**" in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal.
The contract holder, or you if permitted by the plan, must select the withdrawal amount:
- Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fee, and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account and/or the Fixed Plus Account II A; or
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amounts available from the Fixed Plus Account and Fixed Plus Account II A may be limited;
- Select investment options. Subject to any applicable withdrawal order requirements for contracts that have Fixed Plus Account II A as an investment option, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value unless otherwise specified by you; and
- Properly complete a disbursement form and submit it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:
- Early Withdrawal Charge. See "**FEES - Early Withdrawal Charge**"
- Maintenance Fee. See "**FEES - Annual Maintenance Fee**"
- Market Value Adjustment. See "**APPENDIX I**"
- Fund Redemption Fees. See "**FEES - Fund Redemption Fees**"
- Tax Penalty. See "**FEDERAL TAX CONSIDERATIONS**"
- Tax Withholding. See "**FEDERAL TAX CONSIDERATIONS**"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account and Fixed Plus Account II A, please see the appendices.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**;" or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If Fixed Plus Account II A is available under the contract, any amounts withdrawn from the Fixed Account will be reinvested in Fixed Plus Account II A. If any other investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your plan sponsor. If your plan sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Special rules apply to reinstatements of amounts withdrawn from the GAA. See "**APPENDIX I**." Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  - > Salary reduction contributions made after December 31, 1988; and
  - > Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "**FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**;"
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship (only contributions, and not the earnings, may be withdrawn on financial hardship);
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution;
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met;
- Participants in the Ball State University Alternate Pension Plan - The portion of your account value attributable to employer contributions and applicable earnings may not be withdrawn unless your employment is terminated with Ball State University or you have died, retired or separated from service. The contract holder may withdraw the employer account value, and you may exchange or transfer employer account values as permitted by the plan, the Tax Code and regulations thereunder without regard to this restriction. No early withdrawal charge will apply to the first 20% of the employer account value exchanged or transferred in a calendar year. This waiver does not apply to an exchange or transfer of the full employer account value; and
- Participants in the Texas Optional Retirement Program - You may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full and Partial Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Employer-Directed Withdrawals. Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, please write or call the Service Center at the address or telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option (SWO).** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and

- **Estate Conservation Option (ECO)/Recurring RMD Payment (RRP).** This option also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under this option, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

  For certain contracts issued in the State of New York, no market value adjustment is imposed on ECO/RRP withdrawals from the Guaranteed Accumulation Account.

> **Features of a Systematic Distributions Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

Availability of Systematic Distribution Options. If not required under the plan, the Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers) you may revoke it at any time through a written request to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "**FEDERAL TAX CONSIDERATIONS**."

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts. Under some contracts, however, participant Roth 401(k) or Roth 403(b) accounts may be included in the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, ERISA (if applicable), your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

Charges Associated with Loans. If you are eligible and take a loan from your account value, you may be subject to one of the following two charges associated with loans:
- **Loan Interest.** Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rate spread. The loan interest rate spread for most contracts is currently 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of between 0.0% and 3.0%; or
- **Loan Initiation Fee.** Loans under certain contracts that have a 0.0% loan interest rate spread may be subject to a loan initiation fee instead. This fee will not exceed $100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the fees charged for loan initiation, but not to exceed $100 per loan.

For information about whether the loan interest rate spread or the loan initiation fee is applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):
- Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans and under individual contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see** "**INCOME PHASE**."

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:
- The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (see "**INCOME PHASE – Income Phase Payment Options**"); and
- Payment under an available systematic distribution option (subject to certain limitations). See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:
- Leaving the account value invested in the contract; and
- Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate currently credited on such deposits. The balance on deposit can be withdrawn at any time or paid in accordance with any of the available income phase payment options. See "**INCOME PHASE – Income Phase Payment Options**."

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Options. The various death benefit options that may be made available by the Company under the contract are listed below. For information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

Account Value Death Benefit. For most contracts, the death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. For some contracts issued in New York, payments due to your death will include the MVA only if it is positive regardless of whether the death benefit is paid within six months following death. We describe the market value adjustment in **APPENDIX I** and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Return of Purchase Payment Death Benefit. Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:
- Your account value on the day that notice of death and request for payment are received in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or
- The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase payment option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract and/or certificate/enrollment materials for treatment of amounts held in the Guaranteed Accumulation Account.

Adjusted Purchase Payment Guaranteed Death Benefit. Under another form of guaranteed death benefit that may be available under certain contracts, the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when we determine the mortality and expense risk charge applicable to your group contract. See "**FEES - Mortality and Expense Risk Charge**."

Calculating the Value of the Death Benefit. The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**," where:
- (a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and
- (b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. See "**APPENDIX I**" and the Guaranteed Accumulation Account prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account proportionally across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – QUESTIONS: Contacting the Company.**"

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

• **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
• **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "**FEDERAL TAX CONSIDERATIONS**" for additional information.

INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
• Start date;
• Income phase payment option (see the income phase payment options table in this section);
• Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
• Choice of fixed or variable payments;
• Selection of an assumed net investment rate (only if variable payments are elected); and
• Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

> We may have used the following terms in prior prospectuses:
> • **Annuity Phase-Income Phase;**
> • **Annuity Option-Income Phase Payment Option;**
> • **Annuity Payment-Income Phase Payment; and**
> • **Annuitization-Initiating Income Phase Payments.**
>
> Also, income phase payments are sometimes referred to as "annuity payments."

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. The contracts may restrict how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. Under some contracts, if a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account and the Fixed Plus Account II A may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payment options and is applicable to all variable income phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**") or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. See "**DEATH BENEFIT – The Retained Asset Account**" for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "**FEDERAL TAX CONSIDERATIONS**."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
* **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
* **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options		
Life Income		**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*		**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives		**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option, you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*		**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)		**Length of Payments:** For as long as the annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options[1]		
Nonlifetime-Guaranteed Payments*		**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. Under some contracts, for amounts held in the Fixed Plus Account and the Fixed Plus Account II A during the accumulation phase, the payment must be on a fixed basis and must be for at least five years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

_____
* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.
[1] For contracts issued to the University of Illinois, the nonlifetime option is available only with fixed income phase payments.

Lump-Sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three or five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. See "**FEES - Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company.**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(a), 403(b), or 457 of the Tax Code. Qualified contracts may also be offered in connection with qualified governmental excess benefit plans under Tax Code Section 415(m), deferred compensation plans under Tax Code Section 457(f), and bona fide severance pay plans under Tax Code Section 457(e). **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- **401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k) and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account which provides for tax-free distributions, subject to certain restrictions;
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions; and
- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. The Tax Code also allows employees of governmental 457(b) Plan employers to contribute after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions.

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in "**INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds**". In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid by the contract holder's employer into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 was issued before 403(b) plans could offer a Roth contribution feature. However, we believe that this analysis should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers and 457(f) plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. In addition, benefits under a 457(f) plan are generally taxable to an employee in the first year in which there is no "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that the individual's right to receive deferred compensation is dependent upon the performance of future services to an employer or other entity. **457(b) plans of governmental employers**, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
* Contributions in excess of specified limits;
* Distributions before age 59½ (subject to certain exceptions);
* Distributions that do not conform to specified commencement and minimum distribution rules; and
* Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract holders, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(a), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $55,000 (as indexed for 2018). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b) or Roth 403(b) plan to generally no more than $18,500 (as indexed for 2018). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $18,500 (as indexed for 2018). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), or a 457(b) or Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
* $6,000; or
* The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($37,000); or (b) basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the Special 457 Catch-up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit. For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

457(f) Plans and Non-Section 457 Deferred Compensation Plans. 457(f) plans and Non-Section 457 plans have no contribution limits, unless the plan document imposes a limit.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
* The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
* You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
* The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans), or amounts from a governmental 457(b) plan that are attributable to amounts transferred from a qualified plan.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a qualified plans if:
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) and Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) and Roth 457(b) account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  > The first taxable year you, as applicable, made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  > If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  > The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated beneficiary.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code Section 457(f), or required to be includible under Tax Code Section 409A. If the requirements of Tax Code Section 409A are not met, affected participants covered by the plan will be subject to:

- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture);
- Interest at the underpayment rate plus one percent on the underpayments; and
- An additional penalty tax equal to 20% of the amount included in income.

Non-Section 457 Deferred Compensation Plans. We define a non-Section 457 deferred compensation plan to be either a deferred plan of a tax-exempt employer that is "grandfathered" and not subject to Section 457 rules, or a deferred compensation plan of a for-profit employer that is not subject to Section 457 rules. Compensation deferred under non-Section 457 deferred compensation plan is generally includible in income in the first year in which it is:

- Paid or otherwise made available to you or your designated beneficiary; or
- Required to be includible under Tax Code Section 409A.

If the requirements of Tax Code Section 409A are not met, affected participants covered by the plan will be subject to:

- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture),
- Interest at the underpayment rate plus one percent on the underpayments, and
- An additional penalty tax equal to 20% of the amount included in income.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:

- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

 Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

 Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may generally only occur upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may generally not be made available to you earlier than:

- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

457(f) Plans. Some Tax Code Section 457(f) plans must meet the requirements of Tax Code Section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, and a prohibition on against accelerating payments from such plans. Tax Code Section 409A also allows distributions only upon the occurrence of the following specified events:

- Separation from service;
- Disability;
- Death;
- Payment at a specified time (or under a fixed schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

For more information, please consult your own tax and/or legal adviser.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:

- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers and 457(f) Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

Non-Resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2017, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1.	Voya Financial Advisors, Inc.	14.	MSI Financial Services, Inc.
2.	Lincoln Investment Planning, Inc.	15.	GWN Securities Inc.
3.	LPL Financial Corporation	16.	Lincoln Financial Advisors Corporation
4.	Morgan Stanley Smith Barney LLC	17.	First Allied Securities, Inc.
5.	Regulus Advisors, LLC	18.	Founders Financial Securities, LLC
6.	Kestra Investment Services, LLC	19.	Royal Alliance Associates, Inc.
7.	Cetera Investment Services LLC	20.	Northwestern Mutual Investment Services, Inc.
8.	Woodbury Financial Services, Inc.	21.	Ameriprise Financial Services, Inc.
9.	American Portfolios Financial Services, Inc.	22.	Cadaret, Grant & Co., Inc.
10.	PlanMember Securities Corporation	23.	IMA Wealth, Inc.
11.	Lockton Financial Advisors, LLC	24.	Huckin Financial Group, Inc.
12.	Securities America, Inc.	25.	Ameritas Investment Corp.
13.	NYLIFE Securities LLC		

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

The Agreement between the Oregon Education Association (the "OEA") and the Company

The Company and the OEA have entered into an agreement in which the OEA agrees to endorse, and facilitate OEA members' access to, the Company's variable annuity (the "Agreement").

Pursuant to the Agreement, the Company agrees:

- To reimburse the OEA up to $4,000 per year for the expenses of an outside consultant hired by the OEA to review and monitor the competitiveness and performance of the Company's variable annuity;
- To develop and provide custom marketing materials and seminars, in addition to the normal and customary expenditures associated with the distribution and marketing of its products and services, to support OEA member education;
- To develop a statewide program to educate the OEA's membership about the Oregon PERS program by utilizing its established network of representatives across the State. While one goal of the registered representative's efforts to educate the OEA's membership about the Oregon PERS program is financial education, it is expected that the efforts of these representatives would result, indirectly, in additional enrollment in the Company's variable annuity; and
- To pay for the costs of meeting rooms and appropriate refreshments for financial seminars and other presentations that the Company conducts.

The Company may also from time to time contribute to the costs incurred by the OEA in sponsoring certain union and OEA Board member functions that Company personnel are permitted to attend, although the Agreement between the OEA and the Company does not obligate the Company to make any such payments. The Company's payments for such functions have typically not exceeded $20,000 in recent years.

Third Party Compensation Arrangements. Please be aware that:

- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For plans that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing participant to cover a share of the plan administration fees payable to OMNI.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the addresses provided in "**CONTRACT OVERVIEW—Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modification

We may change the contract as required by federal or state law. In addition, unless we are otherwise restricted under the terms of the contract, we may generally, upon 30 days' written notice to the contract holder, (some contracts may require a longer notice period), make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 401(k), Roth 403(b) or Roth 457(b) accounts) as a designated Roth 403(b), Roth 401(k) or Roth 457(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

In addition, under some contracts we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Such a change would only apply to income phase payments attributable to contributions accepted after the date of change.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

*   **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
*   **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
*   On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
*   When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
*   During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Under some contracts, where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000 ($3,500 under some contracts, and $1,999 for some contracts issued in New York), if this value is not due to negative investment performance, and if no purchase payments have been received within the previous 12 months (36 months under some contracts issued in New York). Certain contracts issued in New York also require that the calculation for a paid up annuity benefit amount to a payment of less than $20 per month. In addition, for some contracts issued in New York, we may terminate an individual account solely if the paid up annuity benefit is less than $20 monthly. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the Guaranteed Accumulation Account will be deposited in a nonunitized separate account established by the Company. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account and does not include elements of the Guaranteed Accumulation Account that do not apply to the contracts offered through this prospectus. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The Guaranteed Accumulation Account may not be available in all contracts or states, and if permitted under the contract we may close or restrict the Guaranteed Accumulation Account to current or future investment.

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
- The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions

If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:
- Market Value Adjustment (MVA) as described in this appendix and in the Guaranteed Accumulation Account prospectus;
- Tax Penalties and/or Tax withholding - See "**FEDERAL TAX CONSIDERATIONS**;"
- Early Withdrawal Charge - See "**FEES**;" and/or
- Maintenance Fee - See "**FEES**."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Generally:

- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account; or
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

See your Guaranteed Accumulation Account prospectus for further details.

Under some contracts issued in New York, if you have elected ECO/RRP as described in "**SYSTEMATIC DISTRIBUTION OPTIONS**," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – 10 years or less, but greater than three years.

At the end of a guaranteed term, the contract holder, or you if permitted, may:
- Transfer dollars to a new guaranteed term, if available;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "**Fees and Other Deductions**" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal and any taxes that were withheld may also not be refunded, unless required by law.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-210551.*

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option that may be available during the accumulation phase under some contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. Under some contracts, this option is available to installment purchase plans only. This option is not available in the State of New York under some contracts.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate applicable to your account as specified in the contract. The guaranteed minimum interest rate may vary by participant based on the date the participant established an account under the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law. Additionally, if allowed by state law, some contracts provide that we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account withdrawal value exceeds $250,000 on the day before withdrawal; and
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See** "**FEES - Early Withdrawal Charge**."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year or each 12-month period, depending upon the contract. We determine the amount available for transfer based on your Fixed Account value either: (1) on the January 1st preceding the transfer request or (2) as of the date we receive the transfer request in good order. The 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available to new investments under the contract) or the Fixed Plus Account II A.

By notifying us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" at least 30 days before income phase payments begin you, or the contract holder on your behalf, may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

Contract Loans. If available under your plan, contract loans may be made from account values held in the Fixed Account.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option that may be available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. This option is not available in the State of New York under some contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account. Under most contracts, you may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. For some contracts, under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Under some contracts, we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the 10th year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each 12 month period, or under some contracts, in each calendar year. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" or as of the January 1st preceding the partial withdrawal request, depending upon the terms of the contract. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months (or, under some contracts, the prior calendar year). Under most contracts, in calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We generally waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (under some contracts, the waiver does not apply to the election of a nonlifetime payment option with variable payments). We also waive the 20% limit for withdrawals due to your death. Under most contracts, the waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and fixed interest options in which the account was invested.

Also, under some contracts the 20% limit is waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder and the following requirements are satisfied:
- The hardship is certified (required under most contracts);
- The partial withdrawal is taken proportionally from each investment option in which your account invests;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contracts during that same period.

Under some contracts, the percentage limit is also waived if the partial withdrawal is due to severance from employment and the following conditions are met:
- The employer certifies you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
- The amount withdrawn is paid directly to you; and
- The amount paid for all partial and full withdrawals due to severance from employment during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contracts providing this waiver during that same period.

Under some contracts, the percentage limit may be waived for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract and/or certificate/enrollment materials.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day the request is received, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months (or, under some contracts, during the prior calendar year);
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

Under some contracts, there is a different method of calculating the amount available each year. The full withdrawal will be paid in installments of 20% of your account value held in the Fixed Plus Account, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months in each of four consecutive 12-month periods. Under this provision, the remaining Fixed Plus Account balance in the account may be withdrawn any time after the end of the fourth 12-month period.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

- To the election of an income phase payment option (under some contracts this waiver does not apply to the election of a nonlifetime payment option with variable payments);
- Your death during the accumulation phase (some contracts require that we be notified of your death, or that the withdrawal be taken within six months of the death); and/or
- When the Fixed Plus Account value is $5,000 or less (lower amounts may apply under some contracts). Most contracts also require that no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months (36 months for some contracts issued in the State of New York or, under some contracts, within the prior calendar year).

Additionally, under certain contracts, we will waive the five-payment full withdrawal provision due to one or more of the following:

- Due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder if all of the following conditions are met:
  - > The hardship is certified by the employer;
  - > The amount is paid directly to you; and
  - > The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contract during that same period (not applicable to certain contracts issued in New York);
- For any in-service distributions permitted by the plan and the following conditions are met:
  - > The distribution has been certified by the employer;
  - > The amount distributed is paid directly to you; and
  - > The amount paid for all such withdrawals during the previous 12 months does not exceed a given percentage (stated in the contract) of the average value of all your accounts and all other accounts under the relevant contract during the same period. (Not applicable to certain contracts issued in New York);
- Due to your separation from service with the employer, provided that all the following apply*:
  - > The employer certifies that you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
  - > The amount withdrawn is paid directly to you (under some contracts it must be paid directly to you only if you withdraw the amounts more than one year after separation); and
  - > Under most contracts, if the amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period;
- If you are at least age 59½ and, if applicable, have completed nine payment periods;
- If we terminate your account based on our right to do so for accounts below a certain value (usually $5,000 or less; lower amounts may apply under some contracts); or
- For certain contracts issued in the State of New York, due to your disability as described in the Tax Code if all of the following conditions are met:
  - > The disability is certified by the employer or otherwise documented in a form acceptable to us; and
  - > The amount is paid directly to you.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract and/or certificate/enrollment materials.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

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* Instead of the provisions under the 3rd bullet above, some contracts waive the five-payment full withdrawal provision for separation from service if all of the following apply:
  - The employer certifies that you have separated from service;
  - We receive the withdrawal request within 60 days of the date of separation; and
  - You pay a 3% charge based on the entire Fixed Plus Account value.

If you instead choose to have your payout in five annual installments as described above, then we will not assess the charge.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each 12-month period or during each calendar year, depending upon the terms of the contract. We determine the amount eligible for transfer on the day we receive a transfer request in good order, or under some contracts, as of the January 1st preceding the transfer request. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months (or, under some contracts, during the prior calendar year). Under most contracts, in calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less ($2,000 or less under some contracts).

Under some contracts, if you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable payments during the income phase. Availability of subaccounts may vary during the income phase. Some contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. **See** "**CONTRACT PURCHASE AND PARTICIPATION - Transfer Credits**." The transfer credit is a specified percentage of the assets or other specified amount that is transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company. We apply the transfer credit to the current value held in the Fixed Plus Account.

APPENDIX IV
FIXED PLUS ACCOUNT II A

The Fixed Plus Account II A is an investment option that may be available during the accumulation phase, if selected by the contract holder. If the Fixed Plus Account II A is available to you, the Fixed Account and Fixed Plus Account investment options (hereinafter referred to as "closed fixed accounts") are closed to new contributions, allocations and transfers, and all contributions, allocations and transfers directed to any of these closed fixed account investment options will automatically be contributed, allocated or transferred to the Fixed Plus Account II A. This option may not be available in all states, through certain contracts, or in certain plans.

Amounts allocated to the Fixed Plus Account II A are held in the Company's general account which supports our insurance and annuity obligations.

Additional information about this option may be found in an endorsement to the contract.

General Disclosure. Interests in the Fixed Plus Account II A have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II A may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II A has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account II A. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II A transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account II A for a period of up to six months.

Interest Rates. The Fixed Plus Account II A guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II A will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II A will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit, if applicable, has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II A value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option. We reserve the right to impose new or different restrictions and limits applicable to partial withdrawals.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II A option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

For certain plans and subject to certain conditions we may allow other waivers of the 20% limit on partial withdrawals including, but not limited to, partial withdrawals:
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  - > Separation from service is documented in a form acceptable to us;
  - > The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  - > The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  - > Financial hardship;
  - > Unforeseeable emergency;
  - > In-service distribution permitted by the plan;
  - > Disability certified by your employer, if applicable, and paid directly to you;
- Due to a loan taken in accordance with the terms of the plan; and
- When the amount in the Fixed Plus Account II A is less than or equal to $2,000.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the 20% limit or any other restriction or limit on partial withdrawals in certain circumstances on a basis that is not unfairly discriminatory.

Unless we agree otherwise, any request for a partial withdrawal that will be taken from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted, then from the Fixed Plus Account II A.

Requests for Full Withdrawals. If the contract holder or you, as applicable, as allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II A with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II A value, or the value of all individual accounts, as applicable, in the Fixed Plus Account II A on the day the request is received, reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account II A value 12 months later.

We reserve the right to impose new or different restrictions and limits applicable to full withdrawals on a basis that is not unfairly discriminatory.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account II A.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II A at any time.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account.

Waiver of Full Withdrawal Provisions. For certain plans and subject to certain conditions we may waive the Fixed Plus Account II A five-installment payout for full withdrawals made due to one or more of the following:
• Due to your death during the accumulation phase if the amount is paid within six months of your death;
• Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
• When the Fixed Plus Account II A value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months. However, we reserve the right to lower the waived amount to as low as $2,000;
• Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  > Separation from service is documented in a form acceptable to us;
  > The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  > The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
• As defined in the Tax Code and subject to certain conditions and limits, due to your:
  > Financial hardship;
  > Unforeseeable emergency;
  > In-service distribution permitted by the plan; or
  > Disability certified by your employer, if applicable, and paid directly to you; and
• Due to a loan taken in accordance with the terms of the plan.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the five installment payout or any other restriction or limit on full withdrawals in certain circumstances.

Unless we agree otherwise, any request for a full withdrawal from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted then from the Fixed Plus Account II A.

Charges. We do not make deductions from amounts in the Fixed Plus Account II A to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers from the Fixed Plus Account II A. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II A in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order. We will reduce amounts allowed for transfer by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II A is $5,000. However, we reserve the right to lower the waived amount to as low as $2,000.

If you transfer 20% of your account value held in the Fixed Plus Account II A in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided that no additional amounts are allocated to the Fixed Plus Account II A during the five year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II A value under any systematic distribution option.

Unless we agree otherwise, any request for a transfer from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted then from the Fixed Plus Account II A.

We reserve the right to impose new or different restrictions and limits applicable to transfers from the Fixed Plus Account II A and to waive any restriction or limit on transfers on a basis that is not unfairly discriminatory.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II A. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II A values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See **"FEES" and "Interest Rates"** above.

Reinstatement. To the extent permitted under the contract, amounts that would have been reinstated to the closed fixed accounts, as applicable, may instead be reinstated to the Fixed Plus Account II A.

APPENDIX V
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans Under Section 403(b), 401 or 403(a) of the Tax Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Tax Code Sections 403(b), Roth 403(b), 401(a), 401(k), Roth 401(k) or 403(a) ("Plan") and has purchased an Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
* The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), 401(a), 401(k) or 403(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Section 403(b), 401(a), 401(k) or 403(a), the participant has ownership in the value of his/her employer account.
* The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
* The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
* On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
* In the event of the participant's death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

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* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX VI
FUND DESCRIPTIONS

Certain funds offered under the contracts have limited availability as follows:

- American Century Investments® Income & Growth Fund is only available to plans offering the fund prior to May 1, 2002.
- Artisan International Fund (Investor Shares) is only available to plans who have selected the fund as an investment option prior to July 1, 2016.
- Institutional Class shares of the Columbia^SM Acorn® Fund and Columbia Mid Cap Value Fund are only available to unallocated, governmental plans with assets over $100 million dollars.
- Columbia Large Cap Value Fund is only available to plans offering the fund prior to January 1, 2011 or that have approved the fund as an investment prior to that date and have invested in the fund by March 31, 2011.
- Fidelity® VIP Overseas Portfolio is only available to plans offering the fund prior to May 1, 2004.
- Janus Henderson Balanced Portfolio, Janus Henderson Flexible Bond Portfolio, Janus Henderson Global Research Portfolio, Janus Henderson Research Portfolio, Oppenheimer Global Fund/VA and Oppenheimer Global Strategic Income Fund/VA are only available to a limited number of participants, who did not participate in the fund substitution during April, 2005.
- Janus Henderson Enterprise Portfolio is closed to new retirement plans. Existing retirement plans and individual investors that purchase through non-retirement plan products can still invest new money into the fund.
- The following funds are not available to all plans: AllianzGI NFJ Large-Cap Value Fund, Fidelity® VIP Mid Cap Portfolio, LKCM Aquinas Catholic Equity Fund, The Hartford Capital Appreciation Fund and The Hartford Dividend and Growth Fund. Availability is subject to Company and/or plan sponsor approval.
- Oppenheimer Developing Markets Fund is only available to plans offering the fund prior to April 12, 2013.
- VY® JPMorgan Mid Cap Value Portfolio is only available to plans offering the fund prior to the close of business on February 7, 2014.

List of Fund Name Changes

New Fund Name	Former Fund Name
BlackRock Mid Cap Dividend Fund	BlackRock Mid Cap Value Opportunities Fund
Columbia Large Cap Value Fund	Columbia Diversified Equity Income Fund
Janus Henderson Balanced Portfolio	Janus Aspen Balanced Portfolio
Janus Henderson Enterprise Portfolio	Janus Aspen Enterprise Portfolio
Janus Henderson Flexible Bond Portfolio	Janus Aspen Flexible Bond Portfolio
Janus Henderson Global Research Portfolio	Janus Aspen Global Research Portfolio
Janus Henderson Research Portfolio	Janus Aspen Janus Portfolio
Neuberger Berman Sustainable Equity Fund	Neuberger Berman Socially Responsive Fund®

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Alger Responsible Investing Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
AllianzGI NFJ Large-Cap Value Fund **Investment Adviser:** Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC ("NFJ")	Seeks long-term growth of capital and income.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Century Investments® Income & Growth Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks. Income is a secondary objective.
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Funds® - Capital Income Builder® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The fund's secondary objective is to provide growth of capital.
American Funds® - EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® - Fundamental Investors® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to achieve long-term growth of capital and income.
American Funds® - New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. Future income is a secondary objective.
American Funds® - SMALLCAP World Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® - The Bond Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds® - Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
AMG Managers Fairpointe Mid Cap Fund **Investment Adviser:** AMG Funds LLC **Subadviser:** Fairpointe Capital LLC	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Pursues long-term capital appreciation.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
Ave Maria Rising Dividend Fund **Investment Adviser:** Schwartz Investment Counsel, Inc.	Seeks to provide increasing dividend income over time, long-term growth of capital, and a reasonable level of current income.
BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** BlackRock Advisors, LLC	A *non-diversified* portfolio that seeks long-term growth of capital.
BlackRock Mid Cap Dividend Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Research and Management	Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.
Cohen & Steers Realty Shares, Inc. **Investment Adviser:** Cohen & Steers Capital Management, Inc.	The investment objective of the fund is total return through investment in real estate securities.
Columbia Acorn® Fund **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Columbia Large Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
Delaware Small Cap Value Fund **Investment Adviser:** Delaware Management Company	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers: :** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Fidelity® VIP Mid Cap Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc., FMR Investment Management (UK) Limited and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Small Cap Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long term growth of capital.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Ivy Science and Technology Fund **Investment Adviser:** Ivy Investment Management Company	To seek to provide growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Janus Henderson Balanced Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Janus Henderson Enterprise Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks long-term growth of capital.
Janus Henderson Flexible Bond Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks to obtain maximum total return, consistent with preservation of capital.
Janus Henderson Global Research Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks long-term growth of capital.
Janus Henderson Research Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks long-term growth of capital.
Lazard International Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
LKCM Aquinas Catholic Equity Fund **Investment Adviser:** Luther King Capital Management Corporation	Seeks to maximize long-term capital appreciation, while incorporating Catholic values investing principles in the investment process.
Loomis Sayles Small Cap Value Fund **Investment Adviser:** Loomis, Sayles & Company, L.P.	Long-term capital growth from investments in common stocks or other equity securities.
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.
Lord Abbett Short Duration Income Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver a high level of current income consistent with the preservation of capital by investing in a variety of short maturity debt securities including, investment grade and high yield corporate bonds, U.S. government securities, and mortgage- and other asset-backed debt securities.
Metropolitan West Total Return Bond Fund **Investment Adviser:** Metropolitan West Asset Management, LLC	Seeks to maximize long-term total return.
Neuberger Berman Sustainable Equity Fund **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
Oppenheimer Developing Markets Fund **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Oppenheimer Global Fund/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Global Strategic Income Fund/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks total return.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Pax Balanced Fund **Investment Adviser:** Pax World Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO CommodityRealReturn Strategy Fund® **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with prudent investment management.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation. The Portfolio invests in below-investment-grade debt securities and preferred securities.
TCW Total Return Bond Fund **Investment Adviser:** TCW Investment Management Company	Seeks to maximize current income and achieve above average total return consistent with prudent investment management over a full market cycle.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
The Hartford Capital Appreciation Fund **Investment Adviser:** Hartford Funds Management Company, LLC ("HFMC") **Subadviser:** Wellington Management Company, LLP	Seeks growth of capital.
The Hartford Dividend and Growth Fund **Investment Adviser:** Hartford Funds Management Company, LLC ("HFMC") **Subadviser:** Wellington Management Company, LLP	Seeks a high level of current income consistent with growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
The Hartford International Opportunities Fund **Investment Adviser:** Hartford Funds Management Company, LLC ("HFMC") **Subadviser:** Wellington Management Company, LLP	Seeks long-term growth of capital.
USAA Precious Metals and Minerals Fund **Investment Adviser:** USAA Asset Management Company	A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Corporate Leaders® 100 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the S&P 500® Index.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya GNMA Income Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC ***There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Index Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager International Small Cap Fund **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Acadian Asset Management LLC, Victory Capital Management Inc., and Wellington Management Company LLP	Seeks maximum long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Moderately Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Clarion Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Amundi Pioneer Asset Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wells Fargo Small Company Growth Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Peregrine Capital Management, Inc.	Seeks long-term capital appreciation.
Wells Fargo Special Small Cap Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.

APPENDIX VII
CONDENSED FINANCIAL INFORMATION

INDEX

Except for subaccounts which did not commence operations as of December 31, 2017, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2017, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2017 are not reflected in the following information.

TABLE 1

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE APRIL 1, 2005

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$22.99	$22.54	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06	$11.56	
Value at end of period	$29.29	$22.99	$22.54	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06	
Number of accumulation units outstanding at end of period	58	52	42	30	16	0	0	0	72	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$18.50	$17.19	$17.27	$15.14	$12.33	$11.09	$11.30	$10.30		
Value at end of period	$23.87	$18.50	$17.19	$17.27	$15.14	$12.33	$11.09	$11.30		
Number of accumulation units outstanding at end of period	4,638	2,798	11,117	10,223	13,259	9,767	8,321	7,388		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$13.11	$12.52	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78	$10.87	
Value at end of period	$13.51	$13.11	$12.52	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78	
Number of accumulation units outstanding at end of period	7,763	12,783	7,444	7,010	8,235	5,494	4,742	4,534	3,425	
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$17.87	$15.88	$15.37	$14.11	$10.73	$9.17	$9.35	$7.82		
Value at end of period	$22.03	$17.87	$15.88	$15.37	$14.11	$10.73	$9.17	$9.35		
Number of accumulation units outstanding at end of period	45,999	56,740	88,802	92,095	88,803	99,581	100,900	115,080		
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.76	$14.90	$14.52	$14.26	$11.02	$9.03	$10.54	$8.44	$7.34	
Value at end of period	$19.99	$15.76	$14.90	$14.52	$14.26	$11.02	$9.03	$10.54	$8.44	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	78	
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$27.01	$24.91	$23.65	$21.64	$16.17	$13.42	$14.10	$12.56	$9.34	$15.32
Value at end of period	$34.06	$27.01	$24.91	$23.65	$21.64	$16.17	$13.42	$14.10	$12.56	$9.34
Number of accumulation units outstanding at end of period	95,167	109,724	149,401	134,124	135,064	143,334	189,151	195,015	27,350	18,493
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$24.87	$21.94	$21.99	$19.78	$15.01	$13.34	$12.47	$11.00	$9.25	$12.72
Value at end of period	$29.87	$24.87	$21.94	$21.99	$19.78	$15.01	$13.34	$12.47	$11.00	$9.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,623	1,206

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$22.66	$18.26	$20.37	$18.57	$13.28					
Value at end of period	$25.27	$22.66	$18.26	$20.37	$18.57					
Number of accumulation units outstanding at end of period	924	777	588	392	206					
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.15	$20.54	$21.00	$19.16	$16.23	$14.69	$14.05	$12.53	$10.00	$13.80
Value at end of period	$24.81	$22.15	$20.54	$21.00	$19.16	$16.23	$14.69	$14.05	$12.53	$10.00
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	913	786
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$16.50	$14.37	$14.70	$13.15	$10.05	$8.74	$9.21	$7.68		
Value at end of period	$19.24	$16.50	$14.37	$14.70	$13.15	$10.05	$8.74	$9.21		
Number of accumulation units outstanding at end of period	8,593	8,591	8,293	7,730	7,892	9,299	5,950	5,579		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$18.17	$15.95	$16.82	$15.02	$11.11	$9.54	$9.97	$8.11	$6.13	$6.56
Value at end of period	$20.59	$18.17	$15.95	$16.82	$15.02	$11.11	$9.54	$9.97	$8.11	$6.13
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,776	1,777
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$40.13	$37.16	$36.91	$32.97	$25.12	$21.57	$22.13	$18.88	$13.91	$24.20
Value at end of period	$48.91	$40.13	$37.16	$36.91	$32.97	$25.12	$21.57	$22.13	$18.88	$13.91
Number of accumulation units outstanding at end of period	11,648	11,640	10,825	9,909	11,292	9,581	7,915	7,128	61,287	48,835
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.47	$23.28	$24.24	$22.29	$17.40	$14.83	$14.69	$12.76	$9.80	$17.08
Value at end of period	$31.01	$27.47	$23.28	$24.24	$22.29	$17.40	$14.83	$14.69	$12.76	$9.80
Number of accumulation units outstanding at end of period	330	331	333	338	504	504	525	430	30,022	25,571
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.86	$26.65	$24.87	$22.34	$16.39	$14.29	$14.26	$11.48	$8.95	$14.98
Value at end of period	$36.30	$26.86	$26.65	$24.87	$22.34	$16.39	$14.29	$14.26	$11.48	$8.95
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	32,323	29,446
FIDELITY® VIP MID CAP PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.03	$18.74	$19.00	$17.88	$13.12	$11.43	$12.78	$11.99	$8.56	$14.13
Value at end of period	$25.40	$21.03	$18.74	$19.00	$17.88	$13.12	$11.43	$12.78	$11.99	$8.56
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,163,340	935,268
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.51	$18.44	$17.79	$19.36	$14.84	$12.29	$14.84	$13.12	$10.37	$16.12
Value at end of period	$22.81	$17.51	$18.44	$17.79	$19.36	$14.84	$12.29	$14.84	$13.12	$10.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,619	3,366
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$39.83	$30.59	$33.03	$32.84	$24.11	$20.36	$21.16	$16.50	$12.78	$19.07
Value at end of period	$44.07	$39.83	$30.59	$33.03	$32.84	$24.11	$20.36	$21.16	$16.50	$12.78
Number of accumulation units outstanding at end of period	436	588	588	588	588	588	588	355	1,574	1,668
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.83	$18.60	$19.44	$18.60	$14.40	$13.04	$13.91	$12.36	$11.04	
Value at end of period	$23.96	$20.83	$18.60	$19.44	$18.60	$14.40	$13.04	$13.91	$12.36	
Number of accumulation units outstanding at end of period	0	0	0	0	0	32,489	42,143	45,029	92	
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$19.23	$17.44	$18.51	$17.12	$13.24	$11.63	$11.64	$10.62	$8.28	$11.07
Value at end of period	$21.77	$19.23	$17.44	$18.51	$17.12	$13.24	$11.63	$11.64	$10.62	$8.28
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	593	386

CFI 2

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$27.61	$23.73	$24.66	$22.11	$16.97	$14.81	$15.43	$12.30	$9.72	$14.68
Value at end of period	$29.50	$27.61	$23.73	$24.66	$22.11	$16.97	$14.81	$15.43	$12.30	$9.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	9,018	6,444
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.60	$10.36	$10.41							
Value at end of period	$10.92	$10.60	$10.36							
Number of accumulation units outstanding at end of period	0	0	99,145							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$20.17	$18.36	$18.46	$16.74	$12.13	$10.95	$11.30	$9.22	$7.07	$10.78
Value at end of period	$23.88	$20.17	$18.36	$18.46	$16.74	$12.13	$10.95	$11.30	$9.22	$7.07
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	125	220
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$80.96	$75.74	$88.14	$92.59	$85.45	$70.71	$86.33	$67.99	$37.41	$71.98
Value at end of period	$109.12	$80.96	$75.74	$88.14	$92.59	$85.45	$70.71	$86.33	$67.99	$37.41
Number of accumulation units outstanding at end of period	2,447	2,083	2,400	2,077	1,845	1,808	7,549	6,673	3,446	2,188
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$28.61	$24.23	$25.75	$23.00	$16.31	$13.83	$14.14	$11.46	$8.35	$12.24
Value at end of period	$32.65	$28.61	$24.23	$25.75	$23.00	$16.31	$13.83	$14.14	$11.46	$8.35
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	176	519
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$19.36	$18.30	$18.40	$17.04	$14.64	$13.16	$13.40	$11.98	$9.87	$14.25
Value at end of period	$21.91	$19.36	$18.30	$18.40	$17.04	$14.64	$13.16	$13.40	$11.98	$9.87
Number of accumulation units outstanding at end of period	851	825	834	808	900	765	764	597	2,130	1,771
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$17.12	$16.27	$16.72	$16.22	$17.87	$16.43	$14.71	$13.61	$11.50	$12.37
Value at end of period	$17.74	$17.12	$16.27	$16.72	$16.22	$17.87	$16.43	$14.71	$13.61	$11.50
Number of accumulation units outstanding at end of period	878	1,819	27,558	29,449	29,651	41,991	39,096	32,929	39,533	24,275
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$21.59	$18.90	$19.68	$19.66	$17.55	$15.12	$15.38	$13.03	$8.12	$10.66
Value at end of period	$23.16	$21.59	$18.90	$19.68	$19.66	$17.55	$15.12	$15.38	$13.03	$8.12
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	178	151
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$37.06	$34.89	$36.44	$35.87	$35.09	$30.30	$31.04	$27.54	$23.17	$21.80
Value at end of period	$37.93	$37.06	$34.89	$36.44	$35.87	$35.09	$30.30	$31.04	$27.54	$23.17
Number of accumulation units outstanding at end of period	8,141	8,236	14,059	14,327	16,388	7,079	9,630	7,008	5,067	3,054
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.52	$21.82	$22.23	$20.93	$17.93	$15.78	$15.99	$14.01	$11.75	$15.47
Value at end of period	$26.99	$23.52	$21.82	$22.23	$20.93	$17.93	$15.78	$15.99	$14.01	$11.75
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	39,493	41,539
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.58	$14.66	$15.51	$15.44	$15.89	$14.91	$14.37	$12.26	$10.08	$12.08
Value at end of period	$17.09	$15.58	$14.66	$15.51	$15.44	$15.89	$14.91	$14.37	$12.26	$10.08
Number of accumulation units outstanding at end of period	3,451	3,640	4,547	3,931	3,776	20,162	16,133	14,394	12,134	10,513
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02	$9.45	$10.04							
Value at end of period	$12.40	$10.02	$9.45							
Number of accumulation units outstanding at end of period	1,212	1,062	915							

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.13	$14.51	$14.55	$14.59	$14.59	$14.60	$14.60	$14.60	$14.60	$14.63
Value at end of period	$14.51	$14.55	$14.59	$14.59	$14.60	$14.60	$14.60	$14.60	$14.63	$14.72
Number of accumulation units outstanding at end of period	16,516	20,347	16,121	19,951	21,295	25,081	35,244	35,051	17,335	17,086
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.51	$7.36	$9.59	$10.95	$10.92	$12.64	$16.51	$18.28	$18.02	$19.78
Value at end of period	$7.36	$9.59	$10.95	$10.92	$12.64	$16.51	$18.28	$18.02	$19.78	$23.81
Number of accumulation units outstanding at end of period	74,349	72,289	0	0	0	1,109	1,118	1,032	1,146	1,173
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.85	$9.18	$13.71	$15.66	$16.36	$18.65	$19.70	$19.93	$19.53	$22.38
Value at end of period	$9.18	$13.71	$15.66	$16.36	$18.65	$19.70	$19.93	$19.53	$22.38	$23.77
Number of accumulation units outstanding at end of period	696	1,103	1,226	1,280	0	0	0	0	0	0
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.66	$9.61	$11.84	$13.50	$13.48	$15.43	$20.51	$23.36	$23.55	$25.97
Value at end of period	$9.61	$11.84	$13.50	$13.48	$15.43	$20.51	$23.36	$23.55	$25.97	$32.37
Number of accumulation units outstanding at end of period	64,140	67,432	464	20	20	20	20	20	20	20
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.82	$16.74	$22.05	$26.88	$26.58	$31.28	$42.09	$46.11	$45.29	$53.51
Value at end of period	$16.74	$22.05	$26.88	$26.58	$31.28	$42.09	$46.11	$45.29	$53.51	$60.77
Number of accumulation units outstanding at end of period	22,053	25,268	2,914	3,885	3,885	3,885	3,953	4,018	4,018	3,703
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.08	$12.68	$15.83	$19.44	$19.30	$21.69	$30.95	$32.63	$31.58	$40.21
Value at end of period	$12.68	$15.83	$19.44	$19.30	$21.69	$30.95	$32.63	$31.58	$40.21	$44.20
Number of accumulation units outstanding at end of period	3,269	3,738	37	32	32	32	32	31	30	29
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.16	$15.71	$17.52	$19.25	$20.70	$22.64	$22.62	$24.12	$24.27	$25.32
Value at end of period	$15.71	$17.52	$19.25	$20.70	$22.64	$22.62	$24.12	$24.27	$25.32	$26.59
Number of accumulation units outstanding at end of period	26,354	10,985	1,814	2,121	2,361	1,886	1,872	21,109	19,156	22,211
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$6.99	$7.63	$8.23	$7.22	$8.58	$10.42	$9.80	$9.71	$9.79
Value at end of period		$7.63	$8.23	$7.22	$8.58	$10.42	$9.80	$9.71	$9.79	$12.23
Number of accumulation units outstanding at end of period		6,087	1,247	732	669	669	669	669	665	254
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.34	$10.44	$12.33	$16.15	$18.35	$19.52	$20.30
Value at end of period				$10.44	$12.33	$16.15	$18.35	$19.52	$20.30	$26.33
Number of accumulation units outstanding at end of period				3,845	7,831	9,863	9,702	10,668	14,178	10,096
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$8.95	$6.50	$7.33	$8.75	$9.05	$10.38	$13.59	$14.96	$14.29	$16.28
Value at end of period	$6.50	$7.33	$8.75	$9.05	$10.38	$13.59	$14.96	$14.29	$16.28	$18.48
Number of accumulation units outstanding at end of period	5,503	6,902	2,358	3,303	3,383	8,946	2,285	2,458	2,630	2,757
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$14.66	$10.02	$14.17	$18.47	$18.37	$20.98	$27.69	$30.14	$30.29	$32.49
Value at end of period	$10.02	$14.17	$18.47	$18.37	$20.98	$27.69	$30.14	$30.29	$32.49	$40.65
Number of accumulation units outstanding at end of period	879	866	31,948	32,870	23,390	27,592	27,274	29,533	21,618	24,230
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.47	$7.51	$9.34	$10.85	$10.39	$11.48	$14.99	$17.29	$17.23	$18.75
Value at end of period	$7.51	$9.34	$10.85	$10.39	$11.48	$14.99	$17.29	$17.23	$18.75	$22.82
Number of accumulation units outstanding at end of period	2,956	3,892	594	558	536	540	541	541	541	1,180

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$29.12	$27.32	$25.39	$22.45	$17.01	$14.86	$14.26	$12.64	$10.72	
Value at end of period	$38.22	$29.12	$27.32	$25.39	$22.45	$17.01	$14.86	$14.26	$12.64	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,537	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$18.56	$16.73	$16.39	$14.51	$10.99	$9.51	$9.27	$8.26	$6.99	
Value at end of period	$22.75	$18.56	$16.73	$16.39	$14.51	$10.99	$9.51	$9.27	$8.26	
Number of accumulation units outstanding at end of period	6,158	6,167	5,372	4,504	1,655	997	685	625	538	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$25.29	$21.93	$22.79	$20.31	$15.45	$13.33	$13.25	$11.92	$10.08	
Value at end of period	$28.63	$25.29	$21.93	$22.79	$20.31	$15.45	$13.33	$13.25	$11.92	
Number of accumulation units outstanding at end of period	1,056	1,056	1,056	1,056	1,056	1,056	1,078	985	842	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$29.18	$27.32	$27.53	$24.78	$18.37	$15.91	$16.26	$12.92	$11.44	
Value at end of period	$36.29	$29.18	$27.32	$27.53	$24.78	$18.37	$15.91	$16.26	$12.92	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	166	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$20.03	$17.66	$18.17	$16.12	$12.02	$10.27	$10.46	$8.36	$5.96	$8.96
Value at end of period	$23.63	$20.03	$17.66	$18.17	$16.12	$12.02	$10.27	$10.46	$8.36	$5.96
Number of accumulation units outstanding at end of period	55,417	57,039	54,045	50,063	46,839	3,035	4	0	125	126
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$21.04	$17.37	$18.20	$17.34	$12.50	$10.86				
Value at end of period	$24.04	$21.04	$17.37	$18.20	$17.34	$12.50				
Number of accumulation units outstanding at end of period	1,604	1,408	1,268	1,147	718	75				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$48.72	$39.14	$39.45	$37.03	$26.88	$23.47	$24.07	$19.35	$15.17	$20.39
Value at end of period	$54.22	$48.72	$39.14	$39.45	$37.03	$26.88	$23.47	$24.07	$19.35	$15.17
Number of accumulation units outstanding at end of period	47	0	0	0	4	4	3	0	9,558	8,605
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$22.82	$20.12	$20.30	$19.22	$13.82	$12.00	$11.90	$8.99	$6.86	$9.96
Value at end of period	$27.09	$22.82	$20.12	$20.30	$19.22	$13.82	$12.00	$11.90	$8.99	$6.86
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	145	117
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.52	$16.55	$16.56	$15.69	$13.48	$11.89	$12.27	$10.78	$8.57	$12.11
Value at end of period	$20.20	$17.52	$16.55	$16.56	$15.69	$13.48	$11.89	$12.27	$10.78	$8.57
Number of accumulation units outstanding at end of period	20,002	23,111	32,648	42,176	32,683	23,050	29,662	30,054	22,242	24,076
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.34	$17.26	$17.35	$16.41	$13.64	$11.85	$12.42	$10.84	$8.45	$13.41
Value at end of period	$21.90	$18.34	$17.26	$17.35	$16.41	$13.64	$11.85	$12.42	$10.84	$8.45
Number of accumulation units outstanding at end of period	23,368	33,884	35,580	32,913	29,847	27,806	26,751	26,022	18,214	14,316
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.81	$17.68	$17.85	$16.82	$13.63	$11.80	$12.44	$10.81	$8.32	$13.84
Value at end of period	$22.81	$18.81	$17.68	$17.85	$16.82	$13.63	$11.80	$12.44	$10.81	$8.32
Number of accumulation units outstanding at end of period	26,576	32,991	37,734	31,082	28,288	23,353	17,756	11,916	8,010	4,131
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$17.63	$16.57	$16.71	$15.73	$12.73	$11.99				
Value at end of period	$21.45	$17.63	$16.57	$16.71	$15.73	$12.73				
Number of accumulation units outstanding at end of period	2,899	2,899	2,845	2,296	1,641	101				

CFI 5

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.38	$15.68	$15.66	$14.81	$13.84	$12.61	$12.57	$11.47	$9.78	$11.64
Value at end of period	$17.90	$16.38	$15.68	$15.66	$14.81	$13.84	$12.61	$12.57	$11.47	$9.78
Number of accumulation units outstanding at end of period	7,145	8,180	8,023	5,365	5,873	6,605	6,979	4,526	1,578	285
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.31	$21.11	$21.15	$19.84	$17.69	$15.75	$15.48	$13.94	$11.82	$15.47
Value at end of period	$24.66	$22.31	$21.11	$21.15	$19.84	$17.69	$15.75	$15.48	$13.94	$11.82
Number of accumulation units outstanding at end of period	310	276	229	182	547	1,286	1,083	796	6,374	5,534
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$20.26	$18.95	$19.18	$18.00	$14.70	$12.79	$13.17	$11.65	$9.30	$14.55
Value at end of period	$23.89	$20.26	$18.95	$19.18	$18.00	$14.70	$12.79	$13.17	$11.65	$9.30
Number of accumulation units outstanding at end of period	2,693	2,735	2,737	3,560	3,840	4,085	4,084	3,167	5,281	8,393
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.92	$19.61	$19.73	$18.49	$15.86	$13.96	$14.04	$12.53	$10.29	$14.80
Value at end of period	$23.95	$20.92	$19.61	$19.73	$18.49	$15.86	$13.96	$14.04	$12.53	$10.29
Number of accumulation units outstanding at end of period	1,175	1,175	1,178	2,232	2,232	2,285	2,285	2,177	1,790	1,798
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.58	$13.27	$13.24	$12.52	$12.85	$12.37	$11.54	$10.87	$10.27	$10.25
Value at end of period	$14.01	$13.58	$13.27	$13.24	$12.52	$12.85	$12.37	$11.54	$10.87	$10.27
Number of accumulation units outstanding at end of period	0	0	0	137	91	43	0	0	740	740
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$25.50	$22.84	$22.59	$19.93	$15.09	$13.03	$12.80	$11.16	$8.84	$13.75
Value at end of period	$30.98	$25.50	$22.84	$22.59	$19.93	$15.09	$13.03	$12.80	$11.16	$8.84
Number of accumulation units outstanding at end of period	58,320	62,921	65,494	63,131	70,259	64,337	70,526	70,111	27	27
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$39.98	$32.22	$32.79	$29.16	$22.20	$19.08	$19.70	$16.14	$11.90	$16.20
Value at end of period	$44.42	$39.98	$32.22	$32.79	$29.16	$22.20	$19.08	$19.70	$16.14	$11.90
Number of accumulation units outstanding at end of period	4,505	4,043	6,508	5,502	5,250	4,753	3,587	3,390	1,705	297
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$34.98	$33.21	$34.97	$33.52	$24.14	$20.17	$19.73	$15.60	$11.54	$19.64
Value at end of period	$44.85	$34.98	$33.21	$34.97	$33.52	$24.14	$20.17	$19.73	$15.60	$11.54
Number of accumulation units outstanding at end of period	3,181	3,047	9,945	11,372	12,371	9,971	5,324	5,533	6,743	5,483
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.77	$14.64	$14.85	$13.02	$12.52	$9.93	$10.47	$9.00	$6.73	$9.75
Value at end of period	$16.36	$14.77	$14.64	$14.85	$13.02	$12.52	$9.93	$10.47	$9.00	$6.73
Number of accumulation units outstanding at end of period	12,912	14,516	17,243	14,643	14,903	15,331	8,673	6,606	1,674	1,809
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.63	$18.83	$18.29	$14.09	$13.80	$11.95	$10.91	$8.52	$6.27	$10.20
Value at end of period	$20.65	$19.63	$18.83	$18.29	$14.09	$13.80	$11.95	$10.91	$8.52	$6.27
Number of accumulation units outstanding at end of period	1,673	1,423	1,284	1,286	1,151	971	776	307	3,941	3,411
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$36.92	$34.06	$33.07	$29.32	$21.76	$19.38	$20.33	$18.15	$13.79	$21.84
Value at end of period	$44.89	$36.92	$34.06	$33.07	$29.32	$21.76	$19.38	$20.33	$18.15	$13.79
Number of accumulation units outstanding at end of period	907	907	907	907	907	914	934	803	645	339
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.98	$16.96	$17.47	$16.74	$11.96	$10.48	$10.77	$8.59	$6.89	$6.28
Value at end of period	$23.26	$20.98	$16.96	$17.47	$16.74	$11.96	$10.48	$10.77	$8.59	$6.89
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	87	12
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$26.48	$22.48	$23.91	$21.90	$16.23	$13.67	$13.97	$12.13	$9.44	$13.91
Value at end of period	$31.16	$26.48	$22.48	$23.91	$21.90	$16.23	$13.67	$13.97	$12.13	$9.44
Number of accumulation units outstanding at end of period	0	0	295	295	295	295	316	244	7,922	6,993

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.83	$19.81	$20.22	$18.56	$14.85	$13.17	$13.31	$11.85	$9.66	$12.03
Value at end of period	$25.32	$22.83	$19.81	$20.22	$18.56	$14.85	$13.17	$13.31	$11.85	$9.66
Number of accumulation units outstanding at end of period	41,600	39,207	43,041	38,752	50,848	58,225	63,615	79,129	29,674	26,806
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.09	$20.09	$20.69	$18.79	$14.04	$12.25	$12.52	$11.13	$8.98	$13.25
Value at end of period	$27.44	$24.09	$20.09	$20.69	$18.79	$14.04	$12.25	$12.52	$11.13	$8.98
Number of accumulation units outstanding at end of period	42,780	49,099	65,334	70,161	75,690	69,418	80,383	82,146	6,875	3,216
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.52	$19.94	$23.68	$23.46	$24.89	$20.90	$25.57	$21.25	$12.39	$22.36
Value at end of period	$32.20	$22.52	$19.94	$23.68	$23.46	$24.89	$20.90	$25.57	$21.25	$12.39
Number of accumulation units outstanding at end of period	80	65	46	30	15	0	0	0	7,915	234
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$39.90	$34.79	$35.87	$31.20	$23.72	$19.76	$19.41	$15.78	$12.56	$18.34
Value at end of period	$45.37	$39.90	$34.79	$35.87	$31.20	$23.72	$19.76	$19.41	$15.78	$12.56
Number of accumulation units outstanding at end of period	6,960	9,481	18,936	15,142	13,102	4,120	3,462	3,668	665	980
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$30.48	$25.07	$26.03	$24.02	$17.29	$14.57	$14.76	$11.65	$9.15	$13.06
Value at end of period	$35.23	$30.48	$25.07	$26.03	$24.02	$17.29	$14.57	$14.76	$11.65	$9.15
Number of accumulation units outstanding at end of period	10,341	18,912	26,731	26,790	22,539	21,844	24,334	21,177	481	256
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$21.74	$21.69	$21.68	$21.19	$16.01	$13.70	$14.91	$12.85	$9.20	$15.42
Value at end of period	$29.67	$21.74	$21.69	$21.68	$21.19	$16.01	$13.70	$14.91	$12.85	$9.20
Number of accumulation units outstanding at end of period	896	799	694	554	2,383	2,368	2,346	1,849	63,263	62,671
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$22.53	$19.71	$20.67	$20.60	$18.34	$15.78	$15.89	$13.35	$7.99	$11.32
Value at end of period	$24.19	$22.53	$19.71	$20.67	$20.60	$18.34	$15.78	$15.89	$13.35	$7.99
Number of accumulation units outstanding at end of period	3,629	3,219	3,269	3,262	3,564	3,557	3,674	3,170	12,891	1,301
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$26.67	$24.69	$23.46	$20.92	$17.12	$14.95	$14.53	$12.75	$9.57	$13.20
Value at end of period	$30.70	$26.67	$24.69	$23.46	$20.92	$17.12	$14.95	$14.53	$12.75	$9.57
Number of accumulation units outstanding at end of period	2,826	2,265	2,683	2,692	1,975	1,374	7,933	4,990	11,024	6,953
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.44	$26.48	$25.96	$23.21	$17.17	$14.79	$15.35	$11.95	$8.16	$14.35
Value at end of period	$35.50	$28.44	$26.48	$25.96	$23.21	$17.17	$14.79	$15.35	$11.95	$8.16
Number of accumulation units outstanding at end of period	369	499	299	300	300	300	422	367	26,279	24,514
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$31.64	$26.64	$28.61	$26.63	$20.53	$17.51	$17.67	$15.37	$12.30	$19.12
Value at end of period	$36.78	$31.64	$26.64	$28.61	$26.63	$20.53	$17.51	$17.67	$15.37	$12.30
Number of accumulation units outstanding at end of period	1,474	1,660	1,649	1,642	1,635	1,629	2,366	2,000	8,093	7,323
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$34.38	$33.87	$30.57	$28.12	$20.19	$16.98	$17.17	$14.69	$10.28	$17.78
Value at end of period	$45.93	$34.38	$33.87	$30.57	$28.12	$20.19	$16.98	$17.17	$14.69	$10.28
Number of accumulation units outstanding at end of period	5,216	4,478	39,636	30,218	23,359	23,853	3,066	2,370	23,974	21,905
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.60	$17.28	$17.44	$17.64	$15.43	$12.99	$14.82	$13.02	$9.46	$18.74
Value at end of period	$22.51	$17.60	$17.28	$17.44	$17.64	$15.43	$12.99	$14.82	$13.02	$9.46
Number of accumulation units outstanding at end of period	2	2	36	36	106	106	126	122	1,592	1,282
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.56	$10.37	$10.73	$11.48	$9.55	$8.03	$9.13	$8.38	$6.34	$10.21
Value at end of period	$12.92	$10.56	$10.37	$10.73	$11.48	$9.55	$8.03	$9.13	$8.38	$6.34
Number of accumulation units outstanding at end of period	7,685	7,918	8,576	7,697	6,279	5,788	3,736	2,865	7,800	6,547

CFI 7

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$9.58	$6.89	$9.11	$9.82	$9.26	$11.28	$14.73	$14.32	$13.24	$14.68
Value at end of period	$6.89	$9.11	$9.82	$9.26	$11.28	$14.73	$14.32	$13.24	$14.68	$17.35
Number of accumulation units outstanding at end of period	85	104	0	0	0	0	0	0	0	0
WANGER INTERNATIONAL										
Value at beginning of period	$10.57	$5.75	$8.61	$10.75	$9.18	$11.16	$13.66	$13.06	$13.07	$12.89
Value at end of period	$5.75	$8.61	$10.75	$9.18	$11.16	$13.66	$13.06	$13.07	$12.89	$17.13
Number of accumulation units outstanding at end of period	107	621	141	124	461	865	1,000	1,377	1,774	1,995
WANGER SELECT										
Value at beginning of period	$16.64	$8.48	$14.09	$17.83	$14.68	$17.39	$23.40	$24.14	$24.20	$27.43
Value at end of period	$8.48	$14.09	$17.83	$14.68	$17.39	$23.40	$24.14	$24.20	$27.43	$34.74
Number of accumulation units outstanding at end of period	1,437	3,723	448	536	536	536	536	535	535	535
WANGER USA										
(Funds were first received in this option during February 2010)										
Value at beginning of period			$11.75	$15.62	$15.07	$18.09	$24.20	$25.36	$25.20	$28.65
Value at end of period			$15.62	$15.07	$18.09	$24.20	$25.36	$25.20	$28.65	$34.26
Number of accumulation units outstanding at end of period			4,496	6,417	10,196	15,133	9,488	10,804	11,219	10,402

TABLE 2

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JULY 18, 2008
(Selected data for accumulation units outstanding throughout each period)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.47	$13.06	$14.31	$13.56	$15.58	$20.99	$22.00	$22.54	$22.99
Value at end of period		$13.06	$14.31	$13.56	$15.58	$20.99	$22.00	$22.54	$22.99	$29.29
Number of accumulation units outstanding at end of period		1,647	1,724	1,803	2,022	2,091	2,156	1,678	1,702	1,703
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period		$8.05	$9.74	$11.30	$11.09	$12.33	$15.14	$17.27	$17.19	$18.50
Value at end of period		$9.74	$11.30	$11.09	$12.33	$15.14	$17.27	$17.19	$18.50	$23.87
Number of accumulation units outstanding at end of period		3,043	6,036	11,176	11,665	10,380	10,475	1,845	1,845	1,844
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$9.51	$10.04	$11.26	$11.48	$12.59	$16.33	$17.82	$17.31	$18.93
Value at end of period		$10.04	$11.26	$11.48	$12.59	$16.33	$17.82	$17.31	$18.93	$23.03
Number of accumulation units outstanding at end of period		8,559	16,394	18,983	17,225	17,314	14,770	13,394	9,211	3,653
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period		$10.50	$10.78	$11.37	$12.85	$13.71	$12.46	$12.79	$12.52	$13.11
Value at end of period		$10.78	$11.37	$12.85	$13.71	$12.46	$12.79	$12.52	$13.11	$13.51
Number of accumulation units outstanding at end of period		8,924	1,164	23,329	5,586	4,999	5,142	4,520	4,532	4,533
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period									$10.12	$10.01
Value at end of period									$10.01	$11.43
Number of accumulation units outstanding at end of period									765	765

CFI 8

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$17.87	$15.88	$15.37	$14.11	$10.73	$9.17	$9.35	$8.20	$6.15	$9.14
Value at end of period	$22.03	$17.87	$15.88	$15.37	$14.11	$10.73	$9.17	$9.35	$8.20	$6.15
Number of accumulation units outstanding at end of period	5,378	5,371	4,380	13,656	13,680	12,517	9,583	5,265	4,246	1,185
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.76	$14.90	$14.52	$14.26	$11.02	$9.03	$10.54	$8.44	$7.34	
Value at end of period	$19.99	$15.76	$14.90	$14.52	$14.26	$11.02	$9.03	$10.54	$8.44	
Number of accumulation units outstanding at end of period	1,621	4,078	2,372	4,039	1,690	1,805	76	76	85	
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.98	$12.63	$12.60	$11.94	$12.18	$11.50	$10.80	$10.07	$8.77	$8.70
Value at end of period	$13.39	$12.98	$12.63	$12.60	$11.94	$12.18	$11.50	$10.80	$10.07	$8.77
Number of accumulation units outstanding at end of period	2,697	1,939	4,195	1,966	578	527	669	917	4,467	5
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$17.14	$15.81	$15.00	$13.73	$10.26	$8.51	$8.95	$7.97	$5.92	$8.73
Value at end of period	$21.61	$17.14	$15.81	$15.00	$13.73	$10.26	$8.51	$8.95	$7.97	$5.92
Number of accumulation units outstanding at end of period	5,211	26,134	34,492	39,543	49,895	49,206	53,689	60,605	60,196	48,285
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$17.34	$15.30	$15.34	$13.80	$10.46	$9.30	$8.70	$7.67	$6.45	$8.42
Value at end of period	$20.83	$17.34	$15.30	$15.34	$13.80	$10.46	$9.30	$8.70	$7.67	$6.45
Number of accumulation units outstanding at end of period	155,289	32,379	25,622	21,486	20,360	20,518	20,939	22,812	23,763	22,900
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$22.66	$18.26	$20.37	$18.57	$12.85	$11.04	$12.48			
Value at end of period	$25.27	$22.66	$18.26	$20.37	$18.57	$12.85	$11.04			
Number of accumulation units outstanding at end of period	0	4,073	4,459	1,814	1,327	285	232			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$22.08	$19.11	$19.92	$17.96	$12.41	$10.31	$11.63	$9.24		
Value at end of period	$25.59	$22.08	$19.11	$19.92	$17.96	$12.41	$10.31	$11.63		
Number of accumulation units outstanding at end of period	202	1,067	1,969	928	1,097	885	814	521		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$10.39	$11.50	$11.96	$12.08	$9.65	$7.70	$8.30	$7.84	$5.61	$5.61
Value at end of period	$13.61	$10.39	$11.50	$11.96	$12.08	$9.65	$7.70	$8.30	$7.84	$5.61
Number of accumulation units outstanding at end of period	2,589	2,688	4,494	4,967	5,129	4,327	196	140	91	48
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.53	$10.14	$10.46							
Value at end of period	$11.89	$9.53	$10.14							
Number of accumulation units outstanding at end of period	604	2,816	15,424							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$29.01	$23.72	$25.47	$23.94	$17.96	$15.87	$15.96	$14.36		
Value at end of period	$31.49	$29.01	$23.72	$25.47	$23.94	$17.96	$15.87	$15.96		
Number of accumulation units outstanding at end of period	0	0	258	1,355	967	1,227	1,650	1,187		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.06	$13.96	$14.27	$13.02	$11.03	$9.99	$9.55	$8.52	$6.80	$9.15
Value at end of period	$16.86	$15.06	$13.96	$14.27	$13.02	$11.03	$9.99	$9.55	$8.52	$6.80
Number of accumulation units outstanding at end of period	24,693	45,238	49,791	51,178	50,226	52,517	52,865	56,142	55,182	57,872

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$10.52	$11.03	$11.37	$14.81	$15.55	$16.42
Value at end of period					$11.03	$11.37	$14.81	$15.55	$16.42	$17.58
Number of accumulation units outstanding at end of period					260	370	5,612	593	1,616	7,156
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$7.27	$7.92	$9.21	$8.74	$10.05	$13.15	$14.70	$14.37	$16.50
Value at end of period		$7.92	$9.21	$8.74	$10.05	$13.15	$14.70	$14.37	$16.50	$19.24
Number of accumulation units outstanding at end of period		2,644	2,793	4,410	5,310	5,697	6,004	0	0	0
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2014)										
Value at beginning of period							$17.00	$16.82	$15.95	$18.17
Value at end of period							$16.82	$15.95	$18.17	$20.59
Number of accumulation units outstanding at end of period							411	0	0	0
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2017)										
Value at beginning of period										$15.78
Value at end of period										$17.51
Number of accumulation units outstanding at end of period										41,970
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$8.35	$5.65	$7.67	$9.00	$8.77	$10.21	$13.40	$15.00	$15.10	$16.31
Value at end of period	$5.65	$7.67	$9.00	$8.77	$10.21	$13.40	$15.00	$15.10	$16.31	$19.88
Number of accumulation units outstanding at end of period	324,267	323,173	282,632	254,058	241,975	240,616	218,518	183,143	158,205	43,783
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$8.01	$5.48	$7.13	$8.21	$8.29	$9.73	$12.46	$13.55	$13.01	$15.36
Value at end of period	$5.48	$7.13	$8.21	$8.29	$9.73	$12.46	$13.55	$13.01	$15.36	$17.34
Number of accumulation units outstanding at end of period	65,062	55,982	51,841	41,556	32,755	33,017	27,030	25,885	17,610	8,505
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$8.37	$5.16	$6.62	$8.22	$8.23	$9.44	$12.87	$14.33	$15.35	$15.48
Value at end of period	$5.16	$6.62	$8.22	$8.23	$9.44	$12.87	$14.33	$15.35	$15.48	$20.92
Number of accumulation units outstanding at end of period	159,855	145,772	135,781	117,742	107,067	105,228	95,909	85,693	72,043	35,850
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$8.45	$5.51	$6.97	$7.89	$6.53	$7.89	$10.29	$9.46	$9.80	$9.31
Value at end of period	$5.51	$6.97	$7.89	$6.53	$7.89	$10.29	$9.46	$9.80	$9.31	$12.12
Number of accumulation units outstanding at end of period	20,252	17,684	17,807	18,577	18,804	18,310	18,739	16,475	16,529	9,751
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$8.99	$6.35	$8.21	$10.52	$10.13	$11.99	$16.33	$16.42	$15.21	$19.80
Value at end of period	$6.35	$8.21	$10.52	$10.13	$11.99	$16.33	$16.42	$15.21	$19.80	$21.91
Number of accumulation units outstanding at end of period	5,531	14,398	28,417	36,623	34,173	37,992	36,399	33,486	26,083	5,899
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.21	$36.28	$50.84	$55.13	$57.89	$59.21
Value at end of period					$36.28	$50.84	$55.13	$57.89	$59.21	$75.39
Number of accumulation units outstanding at end of period					557	579	606	570	577	84
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period					$9.66	$11.00	$14.21	$15.37	$14.48	$15.97
Value at end of period					$11.00	$14.21	$15.37	$14.48	$15.97	$18.07
Number of accumulation units outstanding at end of period					626	626	524	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period		$5.88	$9.27	$11.56	$11.35	$13.17	$17.86	$18.76	$18.09	$22.82
Value at end of period		$9.27	$11.56	$11.35	$13.17	$17.86	$18.76	$18.09	$22.82	$25.05
Number of accumulation units outstanding at end of period		147	223	1,533	1,633	1,724	1,826	1,923	1,677	1,091

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$7.94	$5.73	$7.25	$9.10	$8.73	$10.00	$13.04	$14.54	$13.99	$16.28
Value at end of period	$5.73	$7.25	$9.10	$8.73	$10.00	$13.04	$14.54	$13.99	$16.28	$17.39
Number of accumulation units outstanding at end of period	10,613	11,642	12,026	11,650	12,253	12,751	12,976	0	0	0
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during February 2015)										
Value at beginning of period								$10.46	$10.36	$10.60
Value at end of period								$10.36	$10.60	$10.92
Number of accumulation units outstanding at end of period								2,573	2,598	112,541
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$9.02	$6.12	$7.97	$9.77	$9.47	$10.50	$14.48	$15.97	$15.88	$17.45
Value at end of period	$6.12	$7.97	$9.77	$9.47	$10.50	$14.48	$15.97	$15.88	$17.45	$20.66
Number of accumulation units outstanding at end of period	338	0	1,386	2,075	2,399	2,151	2,334	2,504	2,559	2,559
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$8.50	$5.12	$9.31	$11.82	$9.68	$11.70	$12.68	$12.07	$10.37	$11.09
Value at end of period	$5.12	$9.31	$11.82	$9.68	$11.70	$12.68	$12.07	$10.37	$11.09	$14.95
Number of accumulation units outstanding at end of period	43,082	71,820	46,006	35,113	35,186	31,914	32,396	19,754	14,315	1,535
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$8.51	$5.87	$8.06	$9.94	$9.72	$11.47	$16.17	$18.11	$17.04	$20.11
Value at end of period	$5.87	$8.06	$9.94	$9.72	$11.47	$16.17	$18.11	$17.04	$20.11	$22.96
Number of accumulation units outstanding at end of period	5,307	6,145	6,402	6,524	7,014	7,808	7,279	8,191	4,760	355
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$9.08	$6.91	$8.39	$9.38	$9.21	$10.25	$11.93	$12.88	$12.81	$13.56
Value at end of period	$6.91	$8.39	$9.38	$9.21	$10.25	$11.93	$12.88	$12.81	$13.56	$15.34
Number of accumulation units outstanding at end of period	4,333	5,167	6,064	6,756	235	407	398	0	0	0
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.66	$9.56	$11.32	$12.24	$13.66	$14.86	$13.49	$13.91	$13.53	$14.23
Value at end of period	$9.56	$11.32	$12.24	$13.66	$14.86	$13.49	$13.91	$13.53	$14.23	$14.75
Number of accumulation units outstanding at end of period	12,630	18,459	18,202	33,361	24,687	19,433	15,745	16,606	9,981	2,881
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$9.43	$6.35	$10.19	$12.03	$11.83	$13.73	$15.38	$15.39	$14.79	$16.89
Value at end of period	$6.35	$10.19	$12.03	$11.83	$13.73	$15.38	$15.39	$14.79	$16.89	$18.12
Number of accumulation units outstanding at end of period	6,072	14,622	6,589	6,614	6,830	6,659	6,680	7,734	6,703	0
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during December 2015)										
Value at beginning of period								$10.03	$10.00	$10.12
Value at end of period								$10.00	$10.12	$10.43
Number of accumulation units outstanding at end of period								1,868	5,299	1,362
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$10.24	$10.62	$12.62	$14.22	$13.88	$16.08	$16.44	$16.69	$15.98	$16.98
Value at end of period	$10.62	$12.62	$14.22	$13.88	$16.08	$16.44	$16.69	$15.98	$16.98	$17.38
Number of accumulation units outstanding at end of period	29,682	24,558	31,462	30,169	31,633	29,871	27,645	19,290	14,341	23,296
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period				$10.71	$8.80	$7.74	$3.76	$3.44	$2.53	$3.70
Value at end of period				$8.80	$7.74	$3.76	$3.44	$2.53	$3.70	$4.05
Number of accumulation units outstanding at end of period				63	1,471	1,752	1,692	337	16,641	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$8.99	$7.16	$8.53	$9.74	$9.61	$10.92	$12.74	$13.53	$13.28	$14.32
Value at end of period	$7.16	$8.53	$9.74	$9.61	$10.92	$12.74	$13.53	$13.28	$14.32	$16.43
Number of accumulation units outstanding at end of period	207,841	149,676	121,867	119,673	120,624	138,634	138,290	135,487	103,075	56,814

CFI 11

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.18	$12.40	$12.96	$12.90	$13.44	$12.45	$12.01	$10.37	$8.53	$10.20
Value at end of period	$14.45	$13.18	$12.40	$12.96	$12.90	$13.44	$12.45	$12.01	$10.37	$8.53
Number of accumulation units outstanding at end of period	9,468	21,928	26,608	35,445	38,989	49,319	45,989	48,040	46,923	40,880
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02	$9.45	$10.04							
Value at end of period	$12.40	$10.02	$9.45							
Number of accumulation units outstanding at end of period	7,543	15,330	16,162							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.45	$10.43	$10.43	$10.42	$10.42	$10.42	$10.42	$10.39	$10.36	$10.27
Value at end of period	$10.51	$10.45	$10.43	$10.43	$10.42	$10.42	$10.42	$10.42	$10.39	$10.36
Number of accumulation units outstanding at end of period	32,349	34,419	38,594	53,242	50,446	45,828	68,239	74,008	75,330	97,099
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.43	$14.97	$15.18	$13.71	$10.50	$9.07	$9.09	$7.96	$6.12	$8.55
Value at end of period	$19.77	$16.43	$14.97	$15.18	$13.71	$10.50	$9.07	$9.09	$7.96	$6.12
Number of accumulation units outstanding at end of period	207,686	323,310	348,920	379,460	431,133	374,044	385,420	425,772	447,140	479,365
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.76	$16.37	$16.71	$16.51	$15.64	$13.71	$13.13	$11.49	$7.69	$9.51
Value at end of period	$19.92	$18.76	$16.37	$16.71	$16.51	$15.64	$13.71	$13.13	$11.49	$7.69
Number of accumulation units outstanding at end of period	1,482	2,614	5,498	6,990	7,053	7,906	5,355	3,888	3,694	5,710
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.74	$15.18	$15.06	$13.22	$9.95	$8.69	$8.70	$7.63	$6.20	$8.38
Value at end of period	$20.87	$16.74	$15.18	$15.06	$13.22	$9.95	$8.69	$8.70	$7.63	$6.20
Number of accumulation units outstanding at end of period	41,991	112,655	128,453	145,794	152,944	153,342	141,118	156,506	188,882	209,655
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.31	$16.34	$16.64	$15.19	$11.29	$9.59	$9.70	$7.96	$6.04	$8.88
Value at end of period	$21.93	$19.31	$16.34	$16.64	$15.19	$11.29	$9.59	$9.70	$7.96	$6.04
Number of accumulation units outstanding at end of period	10,857	53,772	65,618	71,260	88,567	90,639	100,862	108,330	120,490	120,898
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.69	$15.46	$15.97	$15.15	$10.62	$9.45	$9.52	$7.75	$6.21	$8.43
Value at end of period	$21.64	$19.69	$15.46	$15.97	$15.15	$10.62	$9.45	$9.52	$7.75	$6.21
Number of accumulation units outstanding at end of period	13,389	38,559	43,992	52,904	52,445	54,463	60,077	65,493	73,885	84,620
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.91	$14.29	$14.20	$13.32	$13.33	$12.19	$11.33	$10.32	$9.25	$9.83
Value at end of period	$15.66	$14.91	$14.29	$14.20	$13.32	$13.33	$12.19	$11.33	$10.32	$9.25
Number of accumulation units outstanding at end of period	64,341	142,729	173,998	94,548	91,054	98,333	105,331	109,267	123,769	143,974
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.79	$9.71	$9.80	$10.42	$8.58	$7.22	$8.23	$7.63	$6.99	
Value at end of period	$12.23	$9.79	$9.71	$9.80	$10.42	$8.58	$7.22	$8.23	$7.63	
Number of accumulation units outstanding at end of period	8,863	9,253	10,617	10,940	10,254	2,880	2,713	2,761	2,015	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$20.30	$19.52	$18.35	$16.15	$12.33	$10.44	$10.34			
Value at end of period	$26.33	$20.30	$19.52	$18.35	$16.15	$12.33	$10.44			
Number of accumulation units outstanding at end of period	309,283	94,864	109,685	118,698	87,123	90,959	82,588			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.87	$14.81	$15.50	$14.08	$10.76	$9.38	$9.06	$7.59	$6.74	$8.79
Value at end of period	$19.15	$16.87	$14.81	$15.50	$14.08	$10.76	$9.38	$9.06	$7.59	$6.74
Number of accumulation units outstanding at end of period	1,846	14,825	20,206	27,737	19,369	19,245	18,949	11,929	9,581	12,213

VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$9.34	$6.37	$9.02	$11.75	$11.69	$13.35	$17.62	$19.18	$19.28	$20.68
Value at end of period	$6.37	$9.02	$11.75	$11.69	$13.35	$17.62	$19.18	$19.28	$20.68	$25.87
Number of accumulation units outstanding at end of period	13,942	12,540	26,750	22,859	25,486	30,387	31,184	30,097	29,087	18,644

VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$8.71	$6.39	$7.95	$9.23	$8.83	$9.76	$12.76	$14.71	$14.66	$15.95
Value at end of period	$6.39	$7.95	$9.23	$8.83	$9.76	$12.76	$14.71	$14.66	$15.95	$19.41
Number of accumulation units outstanding at end of period	4,181	4,361	4,408	4,582	8,228	6,467	2,287	112	112	89

VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$10.72	$12.64	$14.26	$14.86	$17.01	$22.45	$25.39	$27.32	$29.12
Value at end of period		$12.64	$14.26	$14.86	$17.01	$22.45	$25.39	$27.32	$29.12	$38.22
Number of accumulation units outstanding at end of period		1,648	6,343	1,546	9,207	9,731	15,693	26,651	20,270	6,468

VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$8.42	$6.68	$8.26	$9.27	$9.51	$10.99	$14.51	$16.39	$16.73	$18.56
Value at end of period	$6.68	$8.26	$9.27	$9.51	$10.99	$14.51	$16.39	$16.73	$18.56	$22.75
Number of accumulation units outstanding at end of period	3,911	3,960	5,311	2,557	4,944	2,559	1,640	11,045	10,601	108,222

VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$10.08	$11.92	$13.25	$13.33	$15.45	$20.31	$22.79	$21.93	$25.29
Value at end of period		$11.92	$13.25	$13.33	$15.45	$20.31	$22.79	$21.93	$25.29	$28.63
Number of accumulation units outstanding at end of period		490	751	5,579	4,993	4,718	12,743	15,614	15,611	2,558

VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$11.44	$12.92	$16.26	$15.91	$18.37	$24.78	$27.53	$27.32	$29.18
Value at end of period		$12.92	$16.26	$15.91	$18.37	$24.78	$27.53	$27.32	$29.18	$36.29
Number of accumulation units outstanding at end of period		1,989	1,815	1,734	1,748	1,755	1,754	2,293	1,754	1,238

VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2011)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period				$9.30	$10.27	$12.02	$16.12	$18.17	$17.66	$20.03
Value at end of period				$10.27	$12.02	$16.12	$18.17	$17.66	$20.03	$23.63
Number of accumulation units outstanding at end of period				362	682	2,765	9,822	11,086	13,214	85,744

VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during May 2010)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period			$10.08	$11.21	$10.77	$12.50	$17.34	$18.20	$17.37	$21.04
Value at end of period			$11.21	$10.77	$12.50	$17.34	$18.20	$17.37	$21.04	$24.04
Number of accumulation units outstanding at end of period			838	838	837	1,304	1,331	11,236	10,280	317

VOYA SMALL COMPANY PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$9.02	$6.61	$8.43	$10.49	$10.23	$11.71	$16.14	$17.19	$17.06	$21.23
Value at end of period	$6.61	$8.43	$10.49	$10.23	$11.71	$16.14	$17.19	$17.06	$21.23	$23.63
Number of accumulation units outstanding at end of period	45,373	49,521	46,093	39,333	32,853	31,624	29,534	22,737	21,635	3,918

VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$9.09	$6.34	$8.31	$11.00	$11.10	$12.78	$17.77	$18.77	$18.60	$21.09
Value at end of period	$6.34	$8.31	$11.00	$11.10	$12.78	$17.77	$18.77	$18.60	$21.09	$25.04
Number of accumulation units outstanding at end of period	282	0	11,109	0	288	288	476	4,532	476	38,573

VOYA SOLUTION 2025 PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$8.71	$6.45	$8.12	$9.23	$8.95	$10.15	$11.81	$12.47	$12.46	$13.19
Value at end of period	$6.45	$8.12	$9.23	$8.95	$10.15	$11.81	$12.47	$12.46	$13.19	$15.21
Number of accumulation units outstanding at end of period	5,926	35,287	36,058	38,964	30,128	6,934	7,498	4,392	3,599	3,599

VOYA SOLUTION 2035 PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$8.53	$6.13	$7.87	$9.01	$8.60	$9.89	$11.91	$12.58	$12.52	$13.30
Value at end of period	$6.13	$7.87	$9.01	$8.60	$9.89	$11.91	$12.58	$12.52	$13.30	$15.89
Number of accumulation units outstanding at end of period	24,052	23,235	26,581	24,808	27,049	27,484	2,332	2,154	2,175	1,318

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.20	$12.41	$12.53	$11.81	$9.56	$8.28	$8.73	$7.58	$5.84	$8.43
Value at end of period	$16.00	$13.20	$12.41	$12.53	$11.81	$9.56	$8.28	$8.73	$7.58	$5.84
Number of accumulation units outstanding at end of period	14,980	14,976	14,535	15,438	14,064	10,218	8,279	6,491	4,877	5,051
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$13.88	$13.29	$13.27	$12.55	$12.08					
Value at end of period	$15.17	$13.88	$13.29	$13.27	$12.55					
Number of accumulation units outstanding at end of period	3,682	3,681	8,572	0	1,366					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.42	$13.65	$13.67	$12.82	$11.44	$10.19	$10.01	$9.01	$7.64	$9.22
Value at end of period	$15.94	$14.42	$13.65	$13.67	$12.82	$11.44	$10.19	$10.01	$9.01	$7.64
Number of accumulation units outstanding at end of period	469	2,795	2,809	2,786	2,701	2,496	2,340	2,189	2,025	2,700
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.76	$12.87	$13.03	$12.22	$9.99	$8.68	$8.95	$7.91	$6.32	$8.63
Value at end of period	$16.22	$13.76	$12.87	$13.03	$12.22	$9.99	$8.68	$8.95	$7.91	$6.32
Number of accumulation units outstanding at end of period	9,823	12,447	12,412	12,311	14,852	14,805	17,840	18,817	21,181	25,964
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.04	$13.17	$13.24	$12.41	$10.65	$9.37	$9.43	$8.41	$6.91	$8.87
Value at end of period	$16.08	$14.04	$13.17	$13.24	$12.41	$10.65	$9.37	$9.43	$8.41	$6.91
Number of accumulation units outstanding at end of period	8,419	12,464	18,875	18,565	18,875	15,095	14,467	13,919	13,436	26,032
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.58	$13.27	$13.24	$12.52	$12.85	$12.37	$11.54	$10.87	$10.27	$9.86
Value at end of period	$14.01	$13.58	$13.27	$13.24	$12.52	$12.85	$12.37	$11.54	$10.87	$10.27
Number of accumulation units outstanding at end of period	5,451	6,500	8,303	6,655	1,616	1,499	1,113	539	168	168
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$23.58	$19.01	$19.34	$17.20	$13.09	$11.25	$11.62	$9.52	$7.02	$8.80
Value at end of period	$26.20	$23.58	$19.01	$19.34	$17.20	$13.09	$11.25	$11.62	$9.52	$7.02
Number of accumulation units outstanding at end of period	3,029	3,029	2,255	3,196	3,587	3,523	3,295	5,600	3,911	11,028
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.22	$16.35	$17.21	$16.50	$11.88	$9.93	$9.71	$7.68	$5.68	$8.16
Value at end of period	$22.08	$17.22	$16.35	$17.21	$16.50	$11.88	$9.93	$9.71	$7.68	$5.68
Number of accumulation units outstanding at end of period	1,184	3,020	3,068	3,440	3,377	3,259	3,155	4,609	4,529	6,052
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.77	$14.64	$14.85	$13.02	$12.52	$9.93	$10.47	$9.00	$6.73	$9.75
Value at end of period	$16.36	$14.77	$14.64	$14.85	$13.02	$12.52	$9.93	$10.47	$9.00	$6.73
Number of accumulation units outstanding at end of period	14	6,912	8,175	5,311	4,997	7,307	3,374	3,368	2,537	2,086
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.73	$16.05	$15.59	$12.01	$11.76	$10.18	$9.30	$7.27	$5.35	$8.36
Value at end of period	$17.60	$16.73	$16.05	$15.59	$12.01	$11.76	$10.18	$9.30	$7.27	$5.35
Number of accumulation units outstanding at end of period	6,341	6,419	8,559	13,078	6,560	6,519	15,603	12,919	1,374	12,492
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.95	$14.71	$14.29	$12.66	$9.40	$8.37	$8.78	$7.84	$5.96	$8.50
Value at end of period	$19.39	$15.95	$14.71	$14.29	$12.66	$9.40	$8.37	$8.78	$7.84	$5.96
Number of accumulation units outstanding at end of period	0	726	1,903	1,831	3,970	3,774	3,779	3,935	3,941	5,436
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$19.12	$15.45	$15.92	$15.26	$10.90	$9.55	$9.81	$8.92		
Value at end of period	$21.20	$19.12	$15.45	$15.92	$15.26	$10.90	$9.55	$9.81		
Number of accumulation units outstanding at end of period	0	0	830	830	830	830	829	830		

CFI 14

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.98	$14.41	$15.33	$14.05	$10.40	$8.77	$8.96	$7.78	$6.05	$8.12
Value at end of period	$19.98	$16.98	$14.41	$15.33	$14.05	$10.40	$8.77	$8.96	$7.78	$6.05
Number of accumulation units outstanding at end of period	3,381	23,246	28,516	44,281	49,428	41,401	42,419	45,383	50,780	62,696
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.74	$15.39	$15.71	$14.42	$11.54	$10.23	$10.34	$9.21	$7.51	$8.95
Value at end of period	$19.67	$17.74	$15.39	$15.71	$14.42	$11.54	$10.23	$10.34	$9.21	$7.51
Number of accumulation units outstanding at end of period	10,522	41,939	45,864	59,988	67,772	66,464	81,359	90,750	97,347	105,356
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.68	$14.75	$15.19	$13.80	$10.30	$8.99	$9.19	$8.17	$6.59	$8.50
Value at end of period	$20.14	$17.68	$14.75	$15.19	$13.80	$10.30	$8.99	$9.19	$8.17	$6.59
Number of accumulation units outstanding at end of period	0	8,163	9,068	5,192	4,885	4,508	3,880	8,554	8,058	6,919
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$8.92	$7.90	$9.38	$9.29	$9.86	$8.28	$10.13	$8.42	$4.91	$8.36
Value at end of period	$12.76	$8.92	$7.90	$9.38	$9.29	$9.86	$8.28	$10.13	$8.42	$4.91
Number of accumulation units outstanding at end of period	2,456	728	779	817	935	866	2,060	3,561	14,026	13,398
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.75	$18.09	$18.66	$16.23	$12.34	$10.28	$10.09	$8.21	$6.53	$8.72
Value at end of period	$23.60	$20.75	$18.09	$18.66	$16.23	$12.34	$10.28	$10.09	$8.21	$6.53
Number of accumulation units outstanding at end of period	0	2,108	3,177	6,752	5,916	2,618	1,291	2,223	4,474	4,123
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.89	$18.00	$18.69	$17.25	$12.41	$10.46	$10.60	$8.37	$6.57	$8.83
Value at end of period	$25.29	$21.89	$18.00	$18.69	$17.25	$12.41	$10.46	$10.60	$8.37	$6.57
Number of accumulation units outstanding at end of period	1,163	1,163	1,163	1,163	1,163	1,588	1,662	1,663	1,669	1,175
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.15	$14.12	$13.56	$13.26	$10.43	$8.57	$9.33	$8.04	$5.76	$8.26
Value at end of period	$19.32	$14.15	$14.12	$13.56	$13.26	$10.43	$8.57	$9.33	$8.04	$5.76
Number of accumulation units outstanding at end of period	45,479	153,903	177,749	199,040	222,892	230,183	251,434	297,679	328,746	358,220
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.61	$17.16	$17.99	$17.93	$15.96	$13.74	$13.84	$11.62	$6.96	$9.54
Value at end of period	$21.06	$19.61	$17.16	$17.99	$17.93	$15.96	$13.74	$13.84	$11.62	$6.96
Number of accumulation units outstanding at end of period	5,549	5,850	6,618	6,433	6,244	6,160	12,344	8,249	6,907	26
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$19.92	$18.43	$17.52	$15.62	$12.78	$11.16	$10.85	$9.52	$7.14	$9.41
Value at end of period	$22.92	$19.92	$18.43	$17.52	$15.62	$12.78	$11.16	$10.85	$9.52	$7.14
Number of accumulation units outstanding at end of period	111,072	50,922	64,908	64,420	69,825	65,786	68,165	65,198	37,188	17,769
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.35	$18.01	$17.66	$15.79	$11.68	$10.06	$10.44	$8.13	$5.55	$8.93
Value at end of period	$24.15	$19.35	$18.01	$17.66	$15.79	$11.68	$10.06	$10.44	$8.13	$5.55
Number of accumulation units outstanding at end of period	23,002	71,344	85,651	105,463	128,535	134,939	156,105	164,714	185,936	192,210
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.08	$13.54	$14.54	$13.53	$10.43	$8.90	$8.98	$7.81	$6.25	$8.33
Value at end of period	$18.69	$16.08	$13.54	$14.54	$13.53	$10.43	$8.90	$8.98	$7.81	$6.25
Number of accumulation units outstanding at end of period	4,713	6,962	17,619	17,098	23,842	18,517	17,708	17,804	25,413	16,189
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$18.90	$18.62	$16.80	$15.46	$11.10	$9.34	$9.44	$8.08	$5.65	$8.52
Value at end of period	$25.25	$18.90	$18.62	$16.80	$15.46	$11.10	$9.34	$9.44	$8.08	$5.65
Number of accumulation units outstanding at end of period	22,787	45,344	66,274	57,957	70,040	68,451	67,183	76,054	78,945	75,353
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$9.20	$9.03	$9.12	$9.22	$8.06	$6.79	$7.75	$6.81	$4.95	$8.25
Value at end of period	$11.77	$9.20	$9.03	$9.12	$9.22	$8.06	$6.79	$7.75	$6.81	$4.95
Number of accumulation units outstanding at end of period	0	862	854	835	117	384	341	475	545	5,294

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.56	$10.37	$10.73	$11.48	$9.55	$8.03	$9.13	$8.38	$6.34	$9.17
Value at end of period	$12.92	$10.56	$10.37	$10.73	$11.48	$9.55	$8.03	$9.13	$8.38	$6.34
Number of accumulation units outstanding at end of period	20,588	49,778	53,833	55,097	64,695	68,620	64,735	67,137	74,448	75,532
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.62	$11.38	$12.31	$12.66	$9.69	$7.96	$8.44	$7.83	$5.92	$8.41
Value at end of period	$14.92	$12.62	$11.38	$12.31	$12.66	$9.69	$7.96	$8.44	$7.83	$5.92
Number of accumulation units outstanding at end of period	0	544	1,283	3,704	3,303	3,125	1,889	1,700	1,674	828
WANGER INTERNATIONAL										
Value at beginning of period	$11.49	$11.65	$11.64	$12.17	$9.95	$8.18	$9.59	$7.67	$5.12	$8.01
Value at end of period	$15.27	$11.49	$11.65	$11.64	$12.17	$9.95	$8.18	$9.59	$7.67	$5.12
Number of accumulation units outstanding at end of period	0	0	673	673	673	673	1,970	1,968	2,200	5,143
WANGER SELECT										
Value at beginning of period	$15.59	$13.75	$13.72	$13.30	$9.88	$8.34	$10.13	$8.01	$4.82	$8.37
Value at end of period	$19.74	$15.59	$13.75	$13.72	$13.30	$9.88	$8.34	$10.13	$8.01	$4.82
Number of accumulation units outstanding at end of period	4,071	4,070	4,071	7,723	10,336	10,765	10,617	9,156	8,455	20,090
WANGER USA										
Value at beginning of period	$18.80	$16.54	$16.64	$15.88	$11.87	$9.89	$10.25	$8.31	$5.84	$8.69
Value at end of period	$22.48	$18.80	$16.54	$16.64	$15.88	$11.87	$9.89	$10.25	$8.31	$5.84
Number of accumulation units outstanding at end of period	26	4,492	5,469	5,491	7,821	8,662	9,263	8,731	9,424	8,654
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$20.69	$16.05	$16.82	$15.67	$11.35	$10.00	$10.22	$8.34	$6.42	$8.62
Value at end of period	$22.98	$20.69	$16.05	$16.82	$15.67	$11.35	$10.00	$10.22	$8.34	$6.42
Number of accumulation units outstanding at end of period	787	1,094	439	492	490	490	490	363	1,708	1,509

TABLE 3

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.10%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$18.35	$17.07	$17.47							
Value at end of period	$23.64	$18.35	$17.07							
Number of accumulation units outstanding at end of period	0	2,735	1,011							
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$18.77	$17.18	$17.45							
Value at end of period	$22.82	$18.77	$17.18							
Number of accumulation units outstanding at end of period	0	3,500	1,007							
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.01	$12.44	$12.72	$12.69						
Value at end of period	$13.40	$13.01	$12.44	$12.72						
Number of accumulation units outstanding at end of period	0	24,868	17,382	12,063						
AMERICAN FUNDS® – FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.71	$15.76	$15.27	$14.03	$10.69	$10.49				
Value at end of period	$21.82	$17.71	$15.76	$15.27	$14.03	$10.69				
Number of accumulation units outstanding at end of period	169,245	162,853	115,784	95,126	60,186	48,899				

CFI 16

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$10.70	$10.97	$14.18	$14.42	$14.79	$15.63
Value at end of period					$10.97	$14.18	$14.42	$14.79	$15.63	$19.80
Number of accumulation units outstanding at end of period					8,509	13,635	10,388	11,586	9,747	10,930
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$12.08	$12.12	$11.87	$12.52	$12.53	$12.87
Value at end of period					$12.12	$11.87	$12.52	$12.53	$12.87	$13.27
Number of accumulation units outstanding at end of period					10,824	16,710	3,785	9,184	6,794	14,068
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.92	$9.29	$12.49	$14.01	$13.31	$16.03	$21.44	$23.40	$24.62	$26.67
Value at end of period	$9.29	$12.49	$14.01	$13.31	$16.03	$21.44	$23.40	$24.62	$26.67	$33.60
Number of accumulation units outstanding at end of period	390	421	464	504	259,161	265,515	264,753	254,642	232,357	239,731
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$8.42	$6.45	$10.94	$12.39	$13.24	$14.88	$19.59	$21.76	$21.69	$24.56
Value at end of period	$6.45	$10.94	$12.39	$13.24	$14.88	$19.59	$21.76	$21.69	$24.56	$29.47
Number of accumulation units outstanding at end of period	22,900	0	0	0	111,096	100,058	105,219	107,204	119,499	121,538
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$9.53	$10.02	$12.53	$12.39	$11.90	$10.74
Value at end of period					$10.02	$12.53	$12.39	$11.90	$10.74	$14.06
Number of accumulation units outstanding at end of period					1,292	2,213	32,058	45,651	52,710	15,043
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$16.06	$16.00	$18.86	$20.65	$20.18	$21.74
Value at end of period					$16.00	$18.86	$20.65	$20.18	$21.74	$24.32
Number of accumulation units outstanding at end of period					3,186	2,096	2,060	2,785	2,819	2,806
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$9.90	$10.01	$13.08	$14.60	$14.26	$16.35
Value at end of period					$10.01	$13.08	$14.60	$14.26	$16.35	$19.06
Number of accumulation units outstanding at end of period					61,332	49,788	48,739	47,551	38,944	54,033
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period							$15.56	$16.71	$15.83	$18.02
Value at end of period							$16.71	$15.83	$18.02	$20.40
Number of accumulation units outstanding at end of period							58,203	82,239	103,255	0
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.28	$13.77	$18.66	$21.86	$21.28	$24.75	$32.46	$36.30	$36.51	$39.39
Value at end of period	$13.77	$18.66	$21.86	$21.28	$24.75	$32.46	$36.30	$36.51	$39.39	$47.96
Number of accumulation units outstanding at end of period	183	203	209	213	486,225	493,378	550,778	537,161	519,078	455,164
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.42	$9.69	$12.61	$14.50	$14.63	$17.14	$21.95	$23.84	$22.87	$26.96
Value at end of period	$9.69	$12.61	$14.50	$14.63	$17.14	$21.95	$23.84	$22.87	$26.96	$30.41
Number of accumulation units outstanding at end of period	322	234	248	260	113,405	108,184	104,146	99,334	96,917	100,440
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.72	$8.86	$11.35	$14.08	$14.10	$16.15	$22.00	$24.46	$26.19	$26.37
Value at end of period	$8.86	$11.35	$14.08	$14.10	$16.15	$22.00	$24.46	$26.19	$26.37	$35.60
Number of accumulation units outstanding at end of period	194	90	91	91	141,171	132,639	132,088	129,178	127,667	128,418

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$13.88	$14.63	$19.06	$17.50	$18.12	$17.18
Value at end of period					$14.63	$19.06	$17.50	$18.12	$17.18	$22.36
Number of accumulation units outstanding at end of period					6,858	6,441	6,496	9,696	9,188	9,340
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.39	$12.68	$16.36	$20.96	$20.15	$23.83	$32.44	$32.59	$30.15	$39.22
Value at end of period	$12.68	$16.36	$20.96	$20.15	$23.83	$32.44	$32.59	$30.15	$39.22	$43.35
Number of accumulation units outstanding at end of period	194	206	222	238	97,307	94,934	90,844	84,598	79,613	79,677
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$36.63	$36.25	$50.75	$54.98	$57.67	$58.92
Value at end of period					$36.25	$50.75	$54.98	$57.67	$58.92	$74.96
Number of accumulation units outstanding at end of period					2,218	2,288	2,385	2,465	2,658	2,923
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.84	$8.20	$10.51	$11.50	$11.48	$13.06	$16.87	$18.22	$17.15	$18.90
Value at end of period	$8.20	$10.51	$11.50	$11.48	$13.06	$16.87	$18.22	$17.15	$18.90	$21.36
Number of accumulation units outstanding at end of period	9	0	0	0	8,935	9,270	13,639	9,876	9,883	10,744
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$11.51	$10.56	$10.73
Value at end of period								$10.56	$10.73	$14.24
Number of accumulation units outstanding at end of period								2,653	3,342	0
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.38	$9.64	$12.20	$15.29	$14.66	$16.77	$21.84	$24.33	$23.38	$27.19
Value at end of period	$9.64	$12.20	$15.29	$14.66	$16.77	$21.84	$24.33	$23.38	$27.19	$29.02
Number of accumulation units outstanding at end of period	67	57	70	82	114,648	118,887	122,321	120,052	104,333	107,583
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$62.28	$37.10	$67.35	$85.44	$69.91	$84.40	$91.36	$86.88	$74.59	$79.65
Value at end of period	$37.10	$67.35	$85.44	$69.91	$84.40	$91.36	$86.88	$74.59	$79.65	$107.24
Number of accumulation units outstanding at end of period	8	14	18	22	38,164	40,368	42,781	43,034	43,784	47,309
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$15.62	$16.19	$22.81	$25.50	$23.97	$28.27
Value at end of period					$16.19	$22.81	$25.50	$23.97	$28.27	$32.24
Number of accumulation units outstanding at end of period					2,704	11,171	12,267	7,789	8,787	11,203
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$14.29	$14.46	$16.81	$18.14	$18.02	$19.05
Value at end of period					$14.46	$16.81	$18.14	$18.02	$19.05	$21.54
Number of accumulation units outstanding at end of period					6,368	2,656	3,023	3,821	3,950	2,982
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$17.60	$17.71	$16.07	$16.55	$16.08	$16.90
Value at end of period					$17.71	$16.07	$16.55	$16.08	$16.90	$17.50
Number of accumulation units outstanding at end of period					136,537	147,031	145,022	140,773	150,247	158,153
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period					$16.95	$17.39	$19.47	$19.47	$18.68	$21.32
Value at end of period					$17.39	$19.47	$19.47	$18.68	$21.32	$22.84
Number of accumulation units outstanding at end of period					42,419	54,662	71,399	69,423	69,777	84,814

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$36.49	$34.38	$35.95	$35.43	$34.69	$29.99	$30.75	$27.31	$23.00	$22.11
Value at end of period	$37.31	$36.49	$34.38	$35.95	$35.43	$34.69	$29.99	$30.75	$27.31	$23.00
Number of accumulation units outstanding at end of period	21,394	20,330	26,733	27,196	24,599	26,712	7	6	5	4
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.09	$21.44	$21.86	$20.60	$17.67	$15.57	$15.79	$13.85	$11.63	$15.38
Value at end of period	$26.46	$23.09	$21.44	$21.86	$20.60	$17.67	$15.57	$15.79	$13.85	$11.63
Number of accumulation units outstanding at end of period	68,815	68,010	74,433	76,359	84,772	83,651	66	66	66	66
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.58	$14.67	$15.17	$15.12	$15.77	$15.80				
Value at end of period	$17.07	$15.58	$14.67	$15.17	$15.12	$15.77				
Number of accumulation units outstanding at end of period	80,049	78,006	70,637	69,694	73,989	76,424				
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.00	$9.44	$10.04							
Value at end of period	$12.36	$10.00	$9.44							
Number of accumulation units outstanding at end of period	85,663	92,110	107,678							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$14.36	$14.35	$14.36	$14.37	$14.38	$14.39				
Value at end of period	$14.43	$14.36	$14.35	$14.36	$14.37	$14.38				
Number of accumulation units outstanding at end of period	91,391	125,916	101,306	103,456	111,436	99,589				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.42	$17.71	$17.98	$16.26	$12.45	$10.77	$10.81	$9.48	$7.29	$10.44
Value at end of period	$23.34	$19.42	$17.71	$17.98	$16.26	$12.45	$10.77	$10.81	$9.48	$7.29
Number of accumulation units outstanding at end of period	151,614	153,119	159,709	160,772	166,922	152,682	188	187	186	303
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.49	$23.14	$22.97	$20.19	$15.21	$13.30	$13.33	$11.71	$9.51	$13.57
Value at end of period	$31.74	$25.49	$23.14	$22.97	$20.19	$15.21	$13.30	$13.33	$11.71	$9.51
Number of accumulation units outstanding at end of period	54,992	53,908	72,699	68,027	37,725	33,638	294	294	294	275
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$52.52	$44.50	$45.35	$41.44	$30.83	$26.22	$26.55	$21.80	$16.57	$23.89
Value at end of period	$59.59	$52.52	$44.50	$45.35	$41.44	$30.83	$26.22	$26.55	$21.80	$16.57
Number of accumulation units outstanding at end of period	164,036	153,766	150,142	154,521	155,922	148,870	35	35	35	24
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$39.47	$31.03	$32.09	$30.47	$21.37	$19.04	$19.20	$15.64	$12.54	$17.18
Value at end of period	$43.34	$39.47	$31.03	$32.09	$30.47	$21.37	$19.04	$19.20	$15.64	$12.54
Number of accumulation units outstanding at end of period	91,176	82,340	78,581	79,692	83,188	79,653	100	91	80	64
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.85	$23.84	$23.73	$22.26	$22.31	$20.42	$19.01	$17.32	$15.54	$17.52
Value at end of period	$26.08	$24.85	$23.84	$23.73	$22.26	$22.31	$20.42	$19.01	$17.32	$15.54
Number of accumulation units outstanding at end of period	342,701	484,864	428,891	154,384	145,532	135,956	11	10	8	6
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.71	$9.64	$9.73	$10.36	$8.54	$7.20	$8.20	$7.62	$6.98	
Value at end of period	$12.11	$9.71	$9.64	$9.73	$10.36	$8.54	$7.20	$8.20	$7.62	
Number of accumulation units outstanding at end of period	7,581	73,314	73,255	54,039	9,202	15,357	51	38	25	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$20.17	$19.42	$18.28	$16.10	$12.31	$10.43	$10.33			
Value at end of period	$26.15	$20.17	$19.42	$18.28	$16.10	$12.31	$10.43			
Number of accumulation units outstanding at end of period	44,733	42,267	37,148	31,019	16,560	14,213	53			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.10	$14.15	$14.83	$13.48	$10.31	$9.00	$8.70	$7.30	$6.49	$8.57
Value at end of period	$18.27	$16.10	$14.15	$14.83	$13.48	$10.31	$9.00	$8.70	$7.30	$6.49
Number of accumulation units outstanding at end of period	515,500	524,899	577,615	607,099	646,937	625,390	160	155	148	141
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$32.00	$29.86	$29.73	$27.34	$20.74	$20.69				
Value at end of period	$39.98	$32.00	$29.86	$29.73	$27.34	$20.74				
Number of accumulation units outstanding at end of period	48,644	82,639	71,979	56,196	33,476	30,375				
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$18.55	$17.06	$17.14	$14.88	$11.40	$11.43				
Value at end of period	$22.56	$18.55	$17.06	$17.14	$14.88	$11.40				
Number of accumulation units outstanding at end of period	3,347	2,852	6,996	3,260	2,799	2,661				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$28.90	$27.14	$25.25	$22.35	$16.95	$17.44				
Value at end of period	$37.89	$28.90	$27.14	$25.25	$22.35	$16.95				
Number of accumulation units outstanding at end of period	21,190	15,473	9,999	10,925	10,789	17,219				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.40	$16.60	$16.28	$14.47						
Value at end of period	$22.53	$18.40	$16.60	$16.28						
Number of accumulation units outstanding at end of period	0	119,713	93,090	66,048						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.86	$17.53	$18.05	$16.63						
Value at end of period	$23.40	$19.86	$17.53	$18.05						
Number of accumulation units outstanding at end of period	0	44,309	35,923	31,417						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$20.86	$17.24	$18.08	$17.55						
Value at end of period	$23.81	$20.86	$17.24	$18.08						
Number of accumulation units outstanding at end of period	0	48,278	37,827	32,880						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$47.82	$38.45	$38.80	$36.45	$26.49	$23.15	$23.77	$19.13	$15.01	$19.99
Value at end of period	$53.17	$47.82	$38.45	$38.80	$36.45	$26.49	$23.15	$23.77	$19.13	$15.01
Number of accumulation units outstanding at end of period	122,279	118,344	113,827	111,377	106,106	102,714	0	0	0	7
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$22.47	$19.83	$20.03	$18.99	$13.67	$13.60				
Value at end of period	$26.65	$22.47	$19.83	$20.03	$18.99	$13.67				
Number of accumulation units outstanding at end of period	68,779	93,257	89,463	74,586	64,961	64,892				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.32	$16.37	$16.40	$15.55	$13.38	$13.22				
Value at end of period	$19.94	$17.32	$16.37	$16.40	$15.55	$13.38				
Number of accumulation units outstanding at end of period	309,132	254,668	233,332	213,934	207,545	183,303				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$18.12	$17.08	$17.18	$16.27	$13.53	$13.32				
Value at end of period	$21.63	$18.12	$17.08	$17.18	$16.27	$13.53				
Number of accumulation units outstanding at end of period	381,618	352,012	353,750	319,965	278,405	245,400				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$18.59	$17.49	$17.68	$16.68	$13.52	$13.32				
Value at end of period	$22.52	$18.59	$17.49	$17.68	$16.68	$13.52				
Number of accumulation units outstanding at end of period	686,117	638,732	573,680	509,461	447,287	368,560				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.52	$16.47	$16.63	$15.67	$12.70	$12.49				
Value at end of period	$21.29	$17.52	$16.47	$16.63	$15.67	$12.70				
Number of accumulation units outstanding at end of period	199,673	163,785	134,647	101,667	71,671	42,347				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$16.19	$15.51	$15.51	$14.68	$13.74	$13.68				
Value at end of period	$17.68	$16.19	$15.51	$15.51	$14.68	$13.74				
Number of accumulation units outstanding at end of period	126,011	133,957	145,718	87,637	84,606	93,046				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.90	$20.74	$20.80	$19.53	$17.44	$15.54	$15.28	$13.77	$11.70	$14.97
Value at end of period	$24.18	$21.90	$20.74	$20.80	$19.53	$17.44	$15.54	$15.28	$13.77	$11.70
Number of accumulation units outstanding at end of period	5,359	4,688	4,507	5,129	11,052	11,112	9	9	9	9
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$19.89	$18.62	$18.86	$17.72	$14.49	$14.26				
Value at end of period	$23.42	$19.89	$18.62	$18.86	$17.72	$14.49				
Number of accumulation units outstanding at end of period	9,371	5,128	4,936	2,062	2,265	2,772				
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$20.53	$19.27	$19.40	$18.20	$15.63	$15.40				
Value at end of period	$23.48	$20.53	$19.27	$19.40	$18.20	$15.63				
Number of accumulation units outstanding at end of period	18,391	15,107	14,605	15,164	12,898	12,297				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$39.39	$31.79	$32.38	$28.82	$21.96	$18.89				
Value at end of period	$43.73	$39.39	$31.79	$32.38	$28.82	$21.96				
Number of accumulation units outstanding at end of period	15,867	22,333	14,436	16,279	16,637	6,031				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$34.47	$32.76	$34.53	$33.13	$23.88	$19.98	$19.56	$15.48	$11.46	$17.51
Value at end of period	$44.15	$34.47	$32.76	$34.53	$33.13	$23.88	$19.98	$19.56	$15.48	$11.46
Number of accumulation units outstanding at end of period	25,168	23,779	29,026	30,225	31,239	30,046	211	203	194	199
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.64	$14.53	$14.75	$12.95	$12.47	$9.90	$10.45	$8.99	$6.73	$14.85
Value at end of period	$16.21	$14.64	$14.53	$14.75	$12.95	$12.47	$9.90	$10.45	$8.99	$11.82
Number of accumulation units outstanding at end of period	159,343	157,367	156,462	135,376	129,226	117,501	90	70	49	21
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.42	$18.65	$18.14	$15.27						
Value at end of period	$20.41	$19.42	$18.65	$18.14						
Number of accumulation units outstanding at end of period	0	11,211	9,243	7,133						
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$36.37	$33.58	$32.64	$28.97	$21.52	$21.41				
Value at end of period	$44.17	$36.37	$33.58	$32.64	$28.97	$21.52				
Number of accumulation units outstanding at end of period	2,397	1,852	1,543	1,860	1,737	2,993				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$26.09	$22.17	$23.60	$21.65	$16.05	$13.54	$13.85	$12.04	$9.38	$13.85
Value at end of period	$30.67	$26.09	$22.17	$23.60	$21.65	$16.05	$13.54	$13.85	$12.04	$9.38
Number of accumulation units outstanding at end of period	9,617	9,025	10,691	9,683	13,523	4,967	148	132	114	104
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.56	$19.59	$20.02	$18.40	$14.74	$13.08	$13.23	$11.80	$9.62	$12.03
Value at end of period	$25.00	$22.56	$19.59	$20.02	$18.40	$14.74	$13.08	$13.23	$11.80	$9.62
Number of accumulation units outstanding at end of period	122,813	124,381	133,811	138,769	144,017	140,209	607	607	607	607
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$23.81	$19.87	$20.49	$18.63	$13.93	$13.94				
Value at end of period	$27.09	$23.81	$19.87	$20.49	$18.63	$13.93				
Number of accumulation units outstanding at end of period	2,565	570	6,586	10,425	11,792	1,232				
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.26	$19.73	$23.45	$23.26	$24.70	$20.76	$25.42	$21.15	$12.34	$21.90
Value at end of period	$31.80	$22.26	$19.73	$23.45	$23.26	$24.70	$20.76	$25.42	$21.15	$12.34
Number of accumulation units outstanding at end of period	0	0	80	80	80	80	69	56	42	24
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$39.31	$34.31	$35.42	$30.84	$23.47	$19.57	$19.24	$15.66	$12.48	$17.26
Value at end of period	$44.67	$39.31	$34.31	$35.42	$30.84	$23.47	$19.57	$19.24	$15.66	$12.48
Number of accumulation units outstanding at end of period	14,956	14,220	13,927	8,955	9,649	7,427	159	150	141	130
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$21.48	$21.45	$20.62	$20.17	$15.89	$13.07	$14.24	$12.28	$8.81	$13.03
Value at end of period	$29.29	$21.48	$21.45	$20.62	$20.17	$15.89	$13.07	$14.24	$12.28	$8.81
Number of accumulation units outstanding at end of period	136,583	137,257	148,783	152,883	169,607	172,634	423	421	419	503
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$22.29	$19.52	$20.49	$21.01						
Value at end of period	$23.91	$22.29	$19.52	$20.49						
Number of accumulation units outstanding at end of period	0	6,455	5,012	3,786						
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$26.37	$24.43	$23.24	$20.74	$16.99	$14.85	$14.45	$12.69	$9.53	$12.61
Value at end of period	$30.31	$26.37	$24.43	$23.24	$20.74	$16.99	$14.85	$14.45	$12.69	$9.53
Number of accumulation units outstanding at end of period	512,988	524,983	444,957	394,175	323,985	275,397	83	83	83	83
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.18	$25.32	$24.85	$22.24	$16.47	$14.20	$14.76	$11.50	$7.86	$12.33
Value at end of period	$33.88	$27.18	$25.32	$24.85	$22.24	$16.47	$14.20	$14.76	$11.50	$7.86
Number of accumulation units outstanding at end of period	55,527	56,577	57,862	54,905	56,748	55,835	442	419	392	580
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$31.22	$26.31	$28.29	$26.35	$20.33	$20.02				
Value at end of period	$36.25	$31.22	$26.31	$28.29	$26.35	$20.33				
Number of accumulation units outstanding at end of period	21,496	19,063	22,110	21,957	25,492	21,172				
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$33.75	$33.28	$30.06	$27.69	$19.90	$16.75	$16.95	$14.52	$10.17	$15.50
Value at end of period	$45.04	$33.75	$33.28	$30.06	$27.69	$19.90	$16.75	$16.95	$14.52	$10.17
Number of accumulation units outstanding at end of period	248,052	246,644	260,415	261,639	257,213	245,079	168	165	162	205
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.40	$17.09	$17.27	$17.48	$15.31	$12.90	$14.73	$12.96	$9.43	$16.06
Value at end of period	$22.23	$17.40	$17.09	$17.27	$17.48	$15.31	$12.90	$14.73	$12.96	$9.43
Number of accumulation units outstanding at end of period	0	0	35	35	35	35	30	22	14	6

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.47	$10.29	$10.66	$11.42	$9.50	$8.00	$9.10	$8.37	$6.34	$10.21
Value at end of period	$12.80	$10.47	$10.29	$10.66	$11.42	$9.50	$8.00	$9.10	$8.37	$6.34
Number of accumulation units outstanding at end of period	13,690	15,219	19,656	14,217	10,653	8,414	287	259	228	482
WANGER INTERNATIONAL										
Value at beginning of period	$12.76	$12.96	$12.96	$13.57	$11.10	$9.14	$10.72	$8.59	$5.74	$9.68
Value at end of period	$16.95	$12.76	$12.96	$12.96	$13.57	$11.10	$9.14	$10.72	$8.59	$5.74
Number of accumulation units outstanding at end of period	5,598	18,685	6,063	20,137	10,678	11,140	95	95	95	95
WANGER SELECT										
Value at beginning of period	$27.08	$23.92	$23.88	$23.18	$17.24	$14.57	$17.71	$14.01	$8.44	$14.64
Value at end of period	$34.27	$27.08	$23.92	$23.88	$23.18	$17.24	$14.57	$17.71	$14.01	$8.44
Number of accumulation units outstanding at end of period	97,348	94,503	106,402	112,788	115,678	121,183	22	20	16	12
WANGER USA										
Value at beginning of period	$28.29	$24.91	$25.09	$23.96	$17.93	$14.96	$15.52	$12.59	$8.86	$13.14
Value at end of period	$33.79	$28.29	$24.91	$25.09	$23.96	$17.93	$14.96	$15.52	$12.59	$8.86
Number of accumulation units outstanding at end of period	39,921	40,529	50,655	52,044	53,568	52,295	44	41	37	24
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$51.24	$39.80	$41.74	$38.91	$28.21	$24.89	$25.47	$20.79	$16.03	$21.81
Value at end of period	$56.85	$51.24	$39.80	$41.74	$38.91	$28.21	$24.89	$25.47	$20.79	$16.03
Number of accumulation units outstanding at end of period	34,527	33,728	39,085	43,456	44,890	46,010	27	24	19	14

TABLE 4

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$12.96	$12.39	$12.68	$12.37	$12.83
Value at end of period	$13.34	$12.96	$12.39	$12.68	$12.37
Number of accumulation units outstanding at end of period	0	0	0	0	4,316
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)					
(Funds were first received in this option during December 2013)					
Value at beginning of period	$22.43	$18.11	$20.23	$18.47	$18.47
Value at end of period	$24.98	$22.43	$18.11	$20.23	$18.47
Number of accumulation units outstanding at end of period	159	159	298	298	127
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$10.69	$11.85	$12.34	$12.48	$10.94
Value at end of period	$13.99	$10.69	$11.85	$12.34	$12.48
Number of accumulation units outstanding at end of period	0	0	0	0	2,445
COLUMBIA MID CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$17.94	$15.76	$16.65	$14.89	$12.84
Value at end of period	$20.30	$17.94	$15.76	$16.65	$14.89
Number of accumulation units outstanding at end of period	0	0	0	0	18,238

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$39.03	$36.19	$36.00	$32.21	$27.79
Value at end of period	$47.49	$39.03	$36.19	$36.00	$32.21
Number of accumulation units outstanding at end of period	0	0	0	0	19,678
VOYA BALANCED PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2017)					
Value at beginning of period	$25.38				
Value at end of period	$26.20				
Number of accumulation units outstanding at end of period	680				
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$14.23	$14.22	$14.24	$14.26	$14.27
Value at end of period	$14.29	$14.23	$14.22	$14.24	$14.26
Number of accumulation units outstanding at end of period	15	0	0	0	2,332
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2017)					
Value at beginning of period	$21.91				
Value at end of period	$23.12				
Number of accumulation units outstanding at end of period	1,836				
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$9.67	$9.60	$9.70	$10.33	$9.14
Value at end of period	$12.05	$9.67	$9.60	$9.70	$10.33
Number of accumulation units outstanding at end of period	0	0	0	0	21,063
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$31.75	$29.64	$29.53	$27.17	$23.60
Value at end of period	$39.66	$31.75	$29.64	$29.53	$27.17
Number of accumulation units outstanding at end of period	109	109	205	205	9,786
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$18.32	$16.54	$16.22	$14.39	$12.60
Value at end of period	$22.42	$18.32	$16.54	$16.22	$14.39
Number of accumulation units outstanding at end of period	0	0	0	0	29,107
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$19.77	$17.46	$17.99	$15.99	$13.94
Value at end of period	$23.29	$19.77	$17.46	$17.99	$15.99
Number of accumulation units outstanding at end of period	0	0	0	0	9,648
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$20.77	$17.17	$18.02	$17.20	$14.52
Value at end of period	$23.69	$20.77	$17.17	$18.02	$17.20
Number of accumulation units outstanding at end of period	0	0	0	0	13,787
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$22.29	$19.69	$19.90	$18.87	$15.91
Value at end of period	$26.43	$22.29	$19.69	$19.90	$18.87
Number of accumulation units outstanding at end of period	0	0	0	0	4,868

	2017	2016	2015	2014	2013
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$19.32	$18.56	$18.06	$13.92	$14.55
Value at end of period	$20.29	$19.32	$18.56	$18.06	$13.92
Number of accumulation units outstanding at end of period	407	407	766	765	1,735
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
(Funds were first received in this option during December 2013)					
Value at beginning of period	$22.13	$19.62	$23.33	$23.16	$23.16
Value at end of period	$31.60	$22.13	$19.62	$23.33	$23.16
Number of accumulation units outstanding at end of period	132	132	247	247	101
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
(Funds were first received in this option during December 2013)					
Value at beginning of period	$29.95	$24.67	$25.65	$23.71	$23.71
Value at end of period	$34.56	$29.95	$24.67	$25.65	$23.71
Number of accumulation units outstanding at end of period	125	125	236	236	99
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$22.17	$19.43	$20.40	$20.36	$19.39
Value at end of period	$23.77	$22.17	$19.43	$20.40	$20.36
Number of accumulation units outstanding at end of period	144	144	271	271	3,258
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
(Funds were first received in this option during December 2013)					
Value at beginning of period	$26.21	$24.30	$23.12	$20.65	$20.65
Value at end of period	$30.12	$26.21	$24.30	$23.12	$20.65
Number of accumulation units outstanding at end of period	142	142	267	267	114
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$10.42	$10.25	$10.62	$11.39	$10.08
Value at end of period	$12.73	$10.42	$10.25	$10.62	$11.39
Number of accumulation units outstanding at end of period	0	0	0	0	561

TABLE 5

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$22.55	$22.17	$21.69	$20.75	$15.44	$13.47	$14.25	$13.42		
Value at end of period	$28.67	$22.55	$22.17	$21.69	$20.75	$15.44	$13.47	$14.25		
Number of accumulation units outstanding at end of period	94	361	344	331	313	297	15	6		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.86	$12.31	$12.61	$12.32	$13.59	$12.77	$11.33	$10.92		
Value at end of period	$13.22	$12.86	$12.31	$12.61	$12.32	$13.59	$12.77	$11.33		
Number of accumulation units outstanding at end of period	2,852	1,484	1,192	1,313	593	6,582	9,470	1,690		

CFI 25

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$17.48	$15.58	$15.12	$13.92	$10.61	$9.08	$9.28	$7.52		
Value at end of period	$21.50	$17.48	$15.58	$15.12	$13.92	$10.61	$9.08	$9.28		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	26,633		
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$15.42	$14.62	$14.28	$14.06	$10.90	$8.95	$10.48	$8.40	$5.48	$7.98
Value at end of period	$19.52	$15.42	$14.62	$14.28	$14.06	$10.90	$8.95	$10.48	$8.40	$5.48
Number of accumulation units outstanding at end of period	167	133	293	340	293	246	3,294	6,334	162	31
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$12.70	$12.39	$12.39	$11.77	$12.04	$11.40	$10.73	$10.55		
Value at end of period	$13.08	$12.70	$12.39	$12.39	$11.77	$12.04	$11.40	$10.73		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	2,489		
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$26.17	$24.19	$23.03	$21.13	$15.83	$13.16	$13.87	$12.38	$9.23	$15.18
Value at end of period	$32.91	$26.17	$24.19	$23.03	$21.13	$15.83	$13.16	$13.87	$12.38	$9.23
Number of accumulation units outstanding at end of period	86	258	663	787	644	541	782	218,149	470	1,011
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$24.10	$21.31	$21.41	$19.31	$14.68	$13.09	$12.26	$10.85	$9.14	$13.71
Value at end of period	$28.87	$24.10	$21.31	$21.41	$19.31	$14.68	$13.09	$12.26	$10.85	$9.14
Number of accumulation units outstanding at end of period	74	65	57	794	771	814	839	120,051	226	184
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$22.28	$18.01	$20.14	$18.40	$12.77	$10.99	$11.91			
Value at end of period	$24.79	$22.28	$18.01	$20.14	$18.40	$12.77	$10.99			
Number of accumulation units outstanding at end of period	26	26	26	26	24	18	2,700			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$33.80	$29.32	$30.65	$27.69	$19.19	$15.99	$19.62			
Value at end of period	$39.07	$33.80	$29.32	$30.65	$27.69	$19.19	$15.99			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	96			
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$10.59	$11.75	$12.25	$12.40	$9.93	$7.94	$8.58	$8.13	$5.64	
Value at end of period	$13.84	$10.59	$11.75	$12.25	$12.40	$9.93	$7.94	$8.58	$8.13	
Number of accumulation units outstanding at end of period	0	0	0	35	53	473	316	1,949	145	
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.14	$19.65	$20.14	$18.42	$15.65	$14.20	$13.61	$12.17	$9.74	$14.22
Value at end of period	$23.62	$21.14	$19.65	$20.14	$18.42	$15.65	$14.20	$13.61	$12.17	$9.74
Number of accumulation units outstanding at end of period	276	318	316	404	415	2,991	7,853	3,078	42	100
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.14	$14.10	$14.46	$12.97	$9.94	$8.66	$9.15	$7.22		
Value at end of period	$18.78	$16.14	$14.10	$14.46	$12.97	$9.94	$8.66	$9.15		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	47,730		
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$38.31	$35.56	$35.41	$31.71	$24.21	$20.85	$21.45	$18.34	$13.55	$23.63
Value at end of period	$46.57	$38.31	$35.56	$35.41	$31.71	$24.21	$20.85	$21.45	$18.34	$13.55
Number of accumulation units outstanding at end of period	63,624	67,557	72,744	77,557	96,589	238,720	238,424	458,761	18,750	20,555

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.22	$22.27	$23.25	$21.44	$16.77	$14.33	$14.23	$12.39	$9.54	$16.68
Value at end of period	$29.53	$26.22	$22.27	$23.25	$21.44	$16.77	$14.33	$14.23	$12.39	$9.54
Number of accumulation units outstanding at end of period	14,991	15,726	17,154	19,258	21,819	89,416	93,694	132,701	11,560	11,805
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.64	$25.50	$23.85	$21.49	$15.80	$13.81	$13.82	$11.16	$8.72	$16.54
Value at end of period	$34.57	$25.64	$25.50	$23.85	$21.49	$15.80	$13.81	$13.82	$11.16	$8.72
Number of accumulation units outstanding at end of period	25,972	27,191	31,718	38,383	53,249	156,769	155,677	161,664	7,718	8,552
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.71	$17.64	$17.07	$18.62	$14.31	$11.88	$14.38	$12.74	$10.10	$18.01
Value at end of period	$21.72	$16.71	$17.64	$17.07	$18.62	$14.31	$11.88	$14.38	$12.74	$10.10
Number of accumulation units outstanding at end of period	15,393	13,481	14,346	15,806	19,503	35,531	32,505	8,381	1,554	3,419
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$38.32	$29.51	$31.94	$31.84	$23.43	$19.84	$20.67	$16.16	$12.54	$18.77
Value at end of period	$42.29	$38.32	$29.51	$31.94	$31.84	$23.43	$19.84	$20.67	$16.16	$12.54
Number of accumulation units outstanding at end of period	18,225	22,654	25,497	28,592	38,388	86,728	83,559	98,563	46	26
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$58.50	$57.35	$54.75	$50.61	$36.21	$37.20				
Value at end of period	$74.31	$58.50	$57.35	$54.75	$50.61	$36.21				
Number of accumulation units outstanding at end of period	622	493	493	1,087	1,766	5,110				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$18.40	$16.73	$17.80	$16.50	$12.80	$11.27	$11.30	$10.34	$8.08	$11.60
Value at end of period	$20.77	$18.40	$16.73	$17.80	$16.50	$12.80	$11.27	$11.30	$10.34	$8.08
Number of accumulation units outstanding at end of period	1,818	1,818	1,877	2,067	4,041	20,343	18,670	8,437	60	60
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$26.57	$22.88	$23.84	$21.43	$16.49	$14.43	$15.07	$12.04	$9.54	$15.77
Value at end of period	$28.31	$26.57	$22.88	$23.84	$21.43	$16.49	$14.43	$15.07	$12.04	$9.54
Number of accumulation units outstanding at end of period	11,906	15,448	16,874	20,098	28,984	128,754	128,102	120,327	16	55
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$10.52									
Value at end of period	$10.80									
Number of accumulation units outstanding at end of period	487									
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.64	$17.92	$18.06	$16.42	$11.93	$10.80	$11.27			
Value at end of period	$23.19	$19.64	$17.92	$18.06	$16.42	$11.93	$10.80			
Number of accumulation units outstanding at end of period	616	90	78	69	27	18	309			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$77.71	$72.89	$85.02	$89.54	$82.84	$68.72	$84.12	$66.41	$36.63	$70.67
Value at end of period	$104.47	$77.71	$72.89	$85.02	$89.54	$82.84	$68.72	$84.12	$66.41	$36.63
Number of accumulation units outstanding at end of period	805	574	678	920	903	765	1,095	34,387	923	642
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$27.78	$23.59	$25.13	$22.51	$16.00	$13.60	$13.94	$11.32	$8.27	$13.34
Value at end of period	$31.64	$27.78	$23.59	$25.13	$22.51	$16.00	$13.60	$13.94	$11.32	$8.27
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	308	2,689	610	289
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.59	$17.61	$17.75	$16.47	$14.20	$12.79	$13.06	$10.89		
Value at end of period	$20.98	$18.59	$17.61	$17.75	$16.47	$14.20	$12.79	$13.06		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	9,263		

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$16.58	$15.80	$16.28	$15.83	$17.49	$16.12	$14.47	$13.42	$11.37	$12.26
Value at end of period	$17.14	$16.58	$15.80	$16.28	$15.83	$17.49	$16.12	$14.47	$13.42	$11.37
Number of accumulation units outstanding at end of period	42	42	42	42	38	829	817	25,893	878	878
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$20.92	$18.36	$19.16	$19.19	$17.17	$14.83	$15.12	$12.84	$8.02	$12.45
Value at end of period	$22.38	$20.92	$18.36	$19.16	$19.19	$17.17	$14.83	$15.12	$12.84	$8.02
Number of accumulation units outstanding at end of period	1,018	1,110	1,525	1,823	1,756	1,728	1,683	45,663	1,811	718
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$35.65	$33.65	$35.23	$34.77	$34.10	$29.52	$30.31	$26.97	$22.75	$21.46
Value at end of period	$36.40	$35.65	$33.65	$35.23	$34.77	$34.10	$29.52	$30.31	$26.97	$22.75
Number of accumulation units outstanding at end of period	2,663	3,538	3,141	2,766	2,502	2,106	1,930	28,543	3,225	2,584
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.45	$20.88	$21.33	$20.13	$17.29	$15.25	$15.49	$13.61	$11.44	$15.96
Value at end of period	$25.70	$22.45	$20.88	$21.33	$20.13	$17.29	$15.25	$15.49	$13.61	$11.44
Number of accumulation units outstanding at end of period	53,610	56,709	56,677	64,118	87,159	125,251	127,231	129,977	39,380	43,294
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.30	$14.43	$15.12	$15.09	$15.76	$14.64	$14.15	$12.11	$9.98	$11.85
Value at end of period	$16.74	$15.30	$14.43	$15.12	$15.09	$15.76	$14.64	$14.15	$12.11	$9.98
Number of accumulation units outstanding at end of period	12,477	12,075	12,769	20,728	26,666	126,185	150,574	80,815	4,910	4,260
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.97	$9.43	$10.04							
Value at end of period	$12.31	$9.97	$9.43							
Number of accumulation units outstanding at end of period	24,785	29,492	35,696							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.13	$17.88	$17.64	$16.86	$17.22	$16.78	$15.66	$15.53		
Value at end of period	$18.36	$18.13	$17.88	$17.64	$16.86	$17.22	$16.78	$15.66		
Number of accumulation units outstanding at end of period	1,657	1,469	296	1,713	2,626	1,934	811	301		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.96	$13.97	$14.01	$14.04	$14.07	$14.10	$14.14	$14.14	$14.13	$13.79
Value at end of period	$14.01	$13.96	$13.97	$14.01	$14.04	$14.07	$14.10	$14.14	$14.14	$14.13
Number of accumulation units outstanding at end of period	35,345	40,218	54,424	61,512	85,264	294,949	284,731	96,671	1,351	5,139
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.88	$17.24	$17.54	$15.88	$12.18	$10.55	$10.61	$9.32	$7.17	$11.52
Value at end of period	$22.67	$18.88	$17.24	$17.54	$15.88	$12.18	$10.55	$10.61	$9.32	$7.17
Number of accumulation units outstanding at end of period	110,967	115,615	122,188	140,731	173,367	269,718	272,902	310,416	125,289	138,850
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$21.74	$19.01	$19.45	$19.28	$18.30	$16.09	$15.44	$13.55	$9.09	$11.77
Value at end of period	$23.03	$21.74	$19.01	$19.45	$19.28	$18.30	$16.09	$15.44	$13.55	$9.09
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.79	$22.54	$22.41	$19.73	$14.88	$13.03	$13.08	$11.50	$9.36	$14.94
Value at end of period	$30.82	$24.79	$22.54	$22.41	$19.73	$14.88	$13.03	$13.08	$11.50	$9.36
Number of accumulation units outstanding at end of period	20,904	17,697	21,915	25,391	31,862	99,583	98,686	46,527	16,104	16,232
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$51.07	$43.34	$44.24	$40.48	$30.16	$25.69	$26.05	$21.42	$16.30	$26.18
Value at end of period	$57.86	$51.07	$43.34	$44.24	$40.48	$30.16	$25.69	$26.05	$21.42	$16.30
Number of accumulation units outstanding at end of period	23,186	25,129	25,868	27,353	34,697	88,735	86,553	149,806	4,981	5,005
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$38.38	$30.22	$31.30	$29.76	$20.91	$18.65	$18.84	$15.37	$12.34	$18.63
Value at end of period	$42.09	$38.38	$30.22	$31.30	$29.76	$20.91	$18.65	$18.84	$15.37	$12.34
Number of accumulation units outstanding at end of period	4,850	4,491	3,967	4,731	6,638	21,058	22,072	93,201	3,055	2,428

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$11.70	$11.05	$12.78	$15.82	$16.78	$16.42	$17.67
Value at end of period				$11.05	$12.78	$15.82	$16.78	$16.42	$17.67	$21.26
Number of accumulation units outstanding at end of period				9	17	25	27	27	27	27
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.75	$15.29	$17.02	$18.65	$20.01	$21.83	$21.75	$23.14	$23.22	$24.17
Value at end of period	$15.29	$17.02	$18.65	$20.01	$21.83	$21.75	$23.14	$23.22	$24.17	$25.32
Number of accumulation units outstanding at end of period	31,797	13,448	139,371	90,151	101,996	25,080	18,809	17,714	16,674	18,200
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$6.96	$7.60	$8.17	$7.16	$8.48	$10.27	$9.64	$9.53	$9.58
Value at end of period		$7.60	$8.17	$7.16	$8.48	$10.27	$9.64	$9.53	$9.58	$11.94
Number of accumulation units outstanding at end of period		2,282	9,245	21,403	19,122	7,991	5,769	5,570	4,073	5,139
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.33	$10.41	$12.27	$16.03	$18.16	$19.27	$19.99
Value at end of period				$10.41	$12.27	$16.03	$18.16	$19.27	$19.99	$25.87
Number of accumulation units outstanding at end of period				30,626	39,568	13,229	28,771	20,438	18,859	19,677
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.27	$6.46	$7.26	$8.64	$8.92	$10.21	$13.33	$14.64	$13.95	$15.85
Value at end of period	$6.46	$7.26	$8.64	$8.92	$10.21	$13.33	$14.64	$13.95	$15.85	$17.95
Number of accumulation units outstanding at end of period	6,475	5,911	364,387	344,568	336,551	140,431	104,535	100,964	92,521	81,635
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period			$13.72	$18.04	$17.90	$20.39	$26.84	$29.14	$29.22	$31.26
Value at end of period			$18.04	$17.90	$20.39	$26.84	$29.14	$29.22	$31.26	$39.01
Number of accumulation units outstanding at end of period			14,880	29,105	31,648	21,264	15,532	14,062	10,548	11,193
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.42	$7.46	$9.26	$10.73	$10.24	$11.29	$14.71	$16.92	$16.82	$18.25
Value at end of period	$7.46	$9.26	$10.73	$10.24	$11.29	$14.71	$16.92	$16.82	$18.25	$22.17
Number of accumulation units outstanding at end of period	359	422	3,534	11,305	12,634	6,726	6,843	5,115	5,012	5,149
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period			$11.40	$14.20	$14.76	$16.85	$22.19	$25.04	$26.87	$28.57
Value at end of period			$14.20	$14.76	$16.85	$22.19	$25.04	$26.87	$28.57	$37.40
Number of accumulation units outstanding at end of period			3,486	0	0	0	0	0	0	0
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$6.97	$8.23	$9.21	$9.42	$10.86	$14.31	$16.12	$16.41	$18.16
Value at end of period		$8.23	$9.21	$9.42	$10.86	$14.31	$16.12	$16.41	$18.16	$22.21
Number of accumulation units outstanding at end of period		796	3,413	0	0	0	0	0	0	0
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$21.48	$14.77	$18.80	$23.32	$22.68	$25.91	$35.61	$37.84	$37.45	$46.51
Value at end of period	$14.77	$18.80	$23.32	$22.68	$25.91	$35.61	$37.84	$37.45	$46.51	$51.63
Number of accumulation units outstanding at end of period	4,167	3,545	88,279	55,124	54,120	20,639	17,045	16,062	13,933	12,235
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$10.31	$6.74	$8.80	$11.62	$11.69	$13.43	$18.63	$19.63	$19.41	$21.95
Value at end of period	$6.74	$8.80	$11.62	$11.69	$13.43	$18.63	$19.63	$19.41	$21.95	$26.00
Number of accumulation units outstanding at end of period	611	584	35,169	324,939	314,376	70,513	54,322	49,883	42,803	38,944
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.87	$8.49	$10.65	$12.09	$11.69	$13.23	$15.35	$16.16	$16.11	$17.01
Value at end of period	$8.49	$10.65	$12.09	$11.69	$13.23	$15.35	$16.16	$16.11	$17.01	$19.57
Number of accumulation units outstanding at end of period	3,925	4,187	138,473	50,074	57,966	40,721	33,784	33,375	31,427	26,648

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.81	$16.81	$16.93	$16.06	$13.38	$11.65	$12.25	$10.72	$8.37	$13.32
Value at end of period	$21.22	$17.81	$16.81	$16.93	$16.06	$13.38	$11.65	$12.25	$10.72	$8.37
Number of accumulation units outstanding at end of period	21,825	26,020	28,596	36,002	49,183	89,230	68,010	153,460	1,379	853
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.27	$17.21	$17.42	$16.46	$13.37	$11.61	$12.27	$10.68	$8.25	$13.75
Value at end of period	$22.10	$18.27	$17.21	$17.42	$16.46	$13.37	$11.61	$12.27	$10.68	$8.25
Number of accumulation units outstanding at end of period	43,773	41,208	47,216	53,716	59,086	68,053	45,607	207,136	0	0
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$17.34	$16.33	$16.52	$15.58	$12.65	$10.98	$11.60	$10.75		
Value at end of period	$21.05	$17.34	$16.33	$16.52	$15.58	$12.65	$10.98	$11.60		
Number of accumulation units outstanding at end of period	32,851	26,732	10,134	7,254	5,864	297	66	2,762		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.91	$15.26	$15.29	$14.49	$13.58	$12.40	$12.39	$11.33	$9.69	$11.66
Value at end of period	$17.34	$15.91	$15.26	$15.29	$14.49	$13.58	$12.40	$12.39	$11.33	$9.69
Number of accumulation units outstanding at end of period	7,849	8,207	20,027	588	614	2,150	2,947	88,986	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.29	$20.20	$20.29	$19.08	$17.06	$15.23	$15.00	$13.54	$11.51	$15.10
Value at end of period	$23.48	$21.29	$20.20	$20.29	$19.08	$17.06	$15.23	$15.00	$13.54	$11.51
Number of accumulation units outstanding at end of period	2,813	3,110	3,539	4,850	7,248	21,175	20,935	2,171	524	1,190
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.34	$18.13	$18.40	$17.31	$14.18	$12.36	$12.76	$11.32	$9.06	$14.20
Value at end of period	$22.74	$19.34	$18.13	$18.40	$17.31	$14.18	$12.36	$12.76	$11.32	$9.06
Number of accumulation units outstanding at end of period	2,143	2,273	2,352	2,843	2,384	3,655	4,651	3,363	1,364	1,423
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.96	$18.77	$18.92	$17.78	$15.29	$13.49	$13.60	$12.17	$10.02	$14.44
Value at end of period	$22.80	$19.96	$18.77	$18.92	$17.78	$15.29	$13.49	$13.60	$12.17	$10.02
Number of accumulation units outstanding at end of period	1,017	1,180	1,209	1,142	1,170	14,658	13,765	11,931	6,623	6,618
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$24.71	$22.18	$21.99	$19.45	$14.77	$12.79	$12.59	$11.00	$8.74	$13.93
Value at end of period	$29.94	$24.71	$22.18	$21.99	$19.45	$14.77	$12.79	$12.59	$11.00	$8.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$38.54	$31.14	$31.77	$28.32	$21.61	$18.62	$19.28	$15.84	$11.70	$15.97
Value at end of period	$42.71	$38.54	$31.14	$31.77	$28.32	$21.61	$18.62	$19.28	$15.84	$11.70
Number of accumulation units outstanding at end of period	987	1,198	1,027	1,130	1,046	818	1,561	2,924	685	815
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$33.72	$32.09	$33.88	$32.55	$23.50	$19.69	$19.31	$15.30	$11.35	$19.36
Value at end of period	$43.12	$33.72	$32.09	$33.88	$32.55	$23.50	$19.69	$19.31	$15.30	$11.35
Number of accumulation units outstanding at end of period	2,160	2,027	1,867	1,714	2,069	2,091	3,231	28,664	1,926	1,616
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.46	$14.37	$14.61	$12.84	$12.39	$9.85	$10.41	$8.97	$6.72	$9.75
Value at end of period	$15.98	$14.46	$14.37	$14.61	$12.84	$12.39	$9.85	$10.41	$8.97	$6.72
Number of accumulation units outstanding at end of period	0	180	144	108	75	40	1	84,966	388	356
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.11	$18.38	$17.90	$13.82	$13.57	$11.78	$10.78	$8.45	$6.23	$10.16
Value at end of period	$20.05	$19.11	$18.38	$17.90	$13.82	$13.57	$11.78	$10.78	$8.45	$6.23
Number of accumulation units outstanding at end of period	2,492	2,270	2,692	2,959	1,589	1,994	1,518	71	309	309
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.55	$32.88	$32.01	$28.44	$21.16	$18.90	$19.87	$17.78	$13.54	$22.34
Value at end of period	$43.12	$35.55	$32.88	$32.01	$28.44	$21.16	$18.90	$19.87	$17.78	$13.54
Number of accumulation units outstanding at end of period	0	0	0	0	136	136	136	5,907	767	602

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.42	$16.55	$17.10	$16.43	$11.77	$10.33	$10.64	$8.51	$6.84	$10.41
Value at end of period	$22.60	$20.42	$16.55	$17.10	$16.43	$11.77	$10.33	$10.64	$8.51	$6.84
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$25.52	$21.72	$23.16	$21.27	$15.80	$13.35	$13.67	$11.90	$9.28	$14.65
Value at end of period	$29.96	$25.52	$21.72	$23.16	$21.27	$15.80	$13.35	$13.67	$11.90	$9.28
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	5,182	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.89	$19.91	$20.38	$18.75	$14.56	$13.37	$13.55	$12.09	$9.88	$12.52
Value at end of period	$25.32	$22.89	$19.91	$20.38	$18.75	$14.56	$13.37	$13.55	$12.09	$9.88
Number of accumulation units outstanding at end of period	227,537	229,777	252,085	287,391	347,145	885,952	855,441	159,124	13,635	12,532
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$19.56	$20.20	$18.39	$13.77	$12.05	$12.35	$11.00	$8.90	$13.16
Value at end of period	$26.58	$23.40	$19.56	$20.20	$18.39	$13.77	$12.05	$12.35	$11.00	$8.90
Number of accumulation units outstanding at end of period	1,113	755	539	453	431	414	591	3,262	350	321
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.87	$19.41	$23.11	$22.96	$24.42	$20.55	$25.21	$21.01	$12.28	$25.25
Value at end of period	$31.20	$21.87	$19.41	$23.11	$22.96	$24.42	$20.55	$25.21	$21.01	$12.28
Number of accumulation units outstanding at end of period	458	458	458	458	458	547	1,156	163	163	75
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$38.46	$33.62	$34.76	$30.30	$23.09	$19.29	$18.99	$15.48	$12.35	$18.50
Value at end of period	$43.63	$38.46	$33.62	$34.76	$30.30	$23.09	$19.29	$18.99	$15.48	$12.35
Number of accumulation units outstanding at end of period	1,697	1,338	1,554	1,397	1,225	657	0	5,736	1,870	2,484
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$21.91	$21.91	$20.32	$20.67	$15.70	$13.43	$14.65	$12.66	$9.09	$14.70
Value at end of period	$29.83	$21.91	$21.91	$20.32	$20.67	$15.70	$13.43	$14.65	$12.66	$9.09
Number of accumulation units outstanding at end of period	56,758	53,839	59,967	81,590	112,764	375,352	381,617	211,304	18,565	22,623
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$21.94	$19.24	$20.23	$20.21	$18.03	$15.56	$15.71	$13.23	$7.94	$11.27
Value at end of period	$23.49	$21.94	$19.24	$20.23	$20.21	$18.03	$15.56	$15.71	$13.23	$7.94
Number of accumulation units outstanding at end of period	2,036	1,525	928	1,312	1,786	1,260	930	965	788	268
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$25.91	$24.04	$22.90	$20.47	$16.79	$14.71	$14.33	$12.60	$9.48	$13.11
Value at end of period	$29.74	$25.91	$24.04	$22.90	$20.47	$16.79	$14.71	$14.33	$12.60	$9.48
Number of accumulation units outstanding at end of period	14,169	16,514	14,407	10,540	7,820	7,575	7,243	211,022	8,508	8,135
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.47	$25.64	$25.19	$21.95	$16.75	$14.46	$15.05	$11.74	$7.81	$14.18
Value at end of period	$34.20	$27.47	$25.64	$25.19	$21.95	$16.75	$14.46	$15.05	$11.74	$7.81
Number of accumulation units outstanding at end of period	26,432	7,758	9,290	32,271	39,017	67,934	66,180	84,000	26,332	28,558
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$30.59	$25.82	$27.80	$25.94	$20.04	$17.14	$17.34	$15.12	$12.13	$18.91
Value at end of period	$35.47	$30.59	$25.82	$27.80	$25.94	$20.04	$17.14	$17.34	$15.12	$12.13
Number of accumulation units outstanding at end of period	0	0	0	114	104	93	821	23,085	47	1
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$32.82	$32.41	$29.32	$27.05	$19.47	$16.42	$16.63	$14.27	$10.01	$17.36
Value at end of period	$43.73	$32.82	$32.41	$29.32	$27.05	$19.47	$16.42	$16.63	$14.27	$10.01
Number of accumulation units outstanding at end of period	9,115	8,476	8,549	10,514	12,319	58,142	45,946	203,597	2,350	3,113
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.33	$10.17	$10.55	$11.32	$9.44	$7.96	$9.06	$8.35	$6.33	$10.21
Value at end of period	$12.61	$10.33	$10.17	$10.55	$11.32	$9.44	$7.96	$9.06	$8.35	$6.33
Number of accumulation units outstanding at end of period	10,323	10,100	10,719	11,045	12,563	21,810	24,026	12,754	5,403	6,036

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER INTERNATIONAL										
Value at beginning of period	$12.58	$12.79	$12.81	$13.43	$11.01	$9.08	$10.66	$8.55	$5.72	$10.55
Value at end of period	$16.68	$12.58	$12.79	$12.81	$13.43	$11.01	$9.08	$10.66	$8.55	$5.72
Number of accumulation units outstanding at end of period	1,487	2,601	2,812	2,558	2,401	2,271	5,513	6,894	474	275
WANGER SELECT										
Value at beginning of period	$26.57	$23.50	$23.50	$22.84	$17.02	$14.40	$17.54	$13.89	$8.38	$16.49
Value at end of period	$33.58	$26.57	$23.50	$23.50	$22.84	$17.02	$14.40	$17.54	$13.89	$8.38
Number of accumulation units outstanding at end of period	713	810	657	639	468	274	303	120,047	1,265	841
WANGER USA										
Value at beginning of period	$27.76	$24.48	$24.69	$23.62	$17.70	$14.79	$15.36	$12.48	$8.80	$14.63
Value at end of period	$33.11	$27.76	$24.48	$24.69	$23.62	$17.70	$14.79	$15.36	$12.48	$8.80
Number of accumulation units outstanding at end of period	603	509	853	786	778	1,064	1,028	50,005	450	396
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$50.00	$38.89	$40.84	$38.14	$27.69	$24.47	$25.07	$20.11		
Value at end of period	$55.38	$50.00	$38.89	$40.84	$38.14	$27.69	$24.47	$25.07		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	45,589		

TABLE 6

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$22.47	$22.09	$21.63	$20.70	$15.41	$13.45	$14.24	$12.46		
Value at end of period	$28.54	$22.47	$22.09	$21.63	$20.70	$15.41	$13.45	$14.24		
Number of accumulation units outstanding at end of period	270	268	249	230	407	185	161	19		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$18.05	$16.82	$16.94	$14.90	$12.17	$10.97	$11.22	$9.70	$7.90	
Value at end of period	$23.21	$18.05	$16.82	$16.94	$14.90	$12.17	$10.97	$11.22	$9.70	
Number of accumulation units outstanding at end of period	7,360	11,806	11,711	17,922	24,314	28,567	19,813	19,116	9,708	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$18.46	$16.93	$17.48	$16.07	$12.42	$11.37	$11.18	$10.00	$8.19	
Value at end of period	$22.39	$18.46	$16.93	$17.48	$16.07	$12.42	$11.37	$11.18	$10.00	
Number of accumulation units outstanding at end of period	8,176	13,705	16,228	25,720	35,420	31,039	25,060	21,015	11,231	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.81	$12.27	$12.58	$12.29	$13.56	$12.75	$11.32	$10.76	$10.20	
Value at end of period	$13.17	$12.81	$12.27	$12.58	$12.29	$13.56	$12.75	$11.32	$10.76	
Number of accumulation units outstanding at end of period	2,413	2,979	3,400	2,308	2,353	3,620	2,392	4,053	4,657	
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$17.41	$15.52	$15.07	$13.88	$10.59	$9.07	$9.27	$8.16	$6.14	$8.98
Value at end of period	$21.40	$17.41	$15.52	$15.07	$13.88	$10.59	$9.07	$9.27	$8.16	$6.14
Number of accumulation units outstanding at end of period	44,055	35,758	29,164	28,379	20,319	14,117	4,102	3,061	15,264	549

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$15.36	$14.56	$14.23	$14.02	$10.87	$8.94	$10.46	$8.40	$5.48	$6.39
Value at end of period	$19.42	$15.36	$14.56	$14.23	$14.02	$10.87	$8.94	$10.46	$8.40	$5.48
Number of accumulation units outstanding at end of period	10,652	13,693	16,340	14,617	12,131	12,073	10,062	7,684	2,107	88
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.64	$12.34	$12.35	$11.74	$12.01	$11.38	$10.72	$10.02	$8.75	$9.68
Value at end of period	$13.01	$12.64	$12.34	$12.35	$11.74	$12.01	$11.38	$10.72	$10.02	$8.75
Number of accumulation units outstanding at end of period	5,626	3,610	5,468	3,067	1,995	3,122	1,738	1,060	2,597	136
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$26.00	$24.05	$22.90	$21.03	$15.76	$13.11	$13.82	$12.35	$9.21	$15.15
Value at end of period	$32.69	$26.00	$24.05	$22.90	$21.03	$15.76	$13.11	$13.82	$12.35	$9.21
Number of accumulation units outstanding at end of period	78,405	78,126	81,015	87,235	84,560	74,283	72,655	72,540	263,366	250,525
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$23.94	$21.19	$21.30	$19.22	$14.62	$13.04	$12.22	$10.82	$9.12	$13.68
Value at end of period	$28.67	$23.94	$21.19	$21.30	$19.22	$14.62	$13.04	$12.22	$10.82	$9.12
Number of accumulation units outstanding at end of period	55,708	56,303	58,385	56,954	56,662	55,989	50,887	54,243	163,758	154,599
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$22.21	$17.96	$20.09	$18.37	$12.75	$10.98	$11.79	$10.63		
Value at end of period	$24.69	$22.21	$17.96	$20.09	$18.37	$12.75	$10.98	$11.79		
Number of accumulation units outstanding at end of period	5,154	6,450	11,364	11,272	10,959	7,028	6,840	4,984		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$33.54	$29.11	$30.44	$27.52	$18.93					
Value at end of period	$38.75	$33.54	$29.11	$30.44	$27.52					
Number of accumulation units outstanding at end of period	908	1,056	1,500	3,141	4,615					
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$10.54	$11.70	$12.20	$12.36	$9.90	$7.92	$8.57	$8.11	$5.82	$8.64
Value at end of period	$13.76	$10.54	$11.70	$12.20	$12.36	$9.90	$7.92	$8.57	$8.11	$5.82
Number of accumulation units outstanding at end of period	12,202	11,669	20,311	12,157	7,358	2,721	2,546	1,233	7,775	7,259
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$10.57	$9.19	$9.07							
Value at end of period	$12.31	$10.57	$9.19							
Number of accumulation units outstanding at end of period	1,999	915	402							
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.48	$10.12	$10.61							
Value at end of period	$11.80	$9.48	$10.12							
Number of accumulation units outstanding at end of period	5,439	4,313	6,102							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$28.35	$23.25	$25.05	$23.61	$17.77	$15.74	$15.88	$12.39		
Value at end of period	$30.68	$28.35	$23.25	$25.05	$23.61	$17.77	$15.74	$15.88		
Number of accumulation units outstanding at end of period	567	773	883	877	2,609	2,480	3,972	4,253		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.95	$19.48	$19.98	$18.28	$15.54	$14.10	$13.53	$12.10	$9.69	$14.15
Value at end of period	$23.39	$20.95	$19.48	$19.98	$18.28	$15.54	$14.10	$13.53	$12.10	$9.69
Number of accumulation units outstanding at end of period	2,530	2,220	7,663	7,770	5,608	5,656	4,749	6,428	8,552	7,776

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$16.14	$15.33	$14.64	$11.28	$10.98	$9.51	$9.84			
Value at end of period	$17.23	$16.14	$15.33	$14.64	$11.28	$10.98	$9.51			
Number of accumulation units outstanding at end of period	5,874	5,623	4,809	2,086	575	11,435	12,148			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$16.07	$14.04	$14.41	$12.93	$9.91	$8.65	$9.14	$7.88	$6.21	$8.64
Value at end of period	$18.69	$16.07	$14.04	$14.41	$12.93	$9.91	$8.65	$9.14	$7.88	$6.21
Number of accumulation units outstanding at end of period	671	700	2,801	8,892	3,024	4,235	6,732	4,647	32,562	154
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$17.71	$15.59	$16.49	$14.76	$10.96	$9.43	$9.89	$8.07	$6.12	$9.06
Value at end of period	$20.01	$17.71	$15.59	$16.49	$14.76	$10.96	$9.43	$9.89	$8.07	$6.12
Number of accumulation units outstanding at end of period	2,388	2,306	2,409	2,337	2,111	1,525	1,303	1,470	1,131	650
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$15.50	$11.87	$13.22							
Value at end of period	$17.26	$15.50	$11.87							
Number of accumulation units outstanding at end of period	1,565	187	173							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$37.95	$35.25	$35.12	$31.46	$24.04	$20.71	$21.31	$18.24	$13.48	$23.51
Value at end of period	$46.12	$37.95	$35.25	$35.12	$31.46	$24.04	$20.71	$21.31	$18.24	$13.48
Number of accumulation units outstanding at end of period	65,905	72,271	87,909	98,206	97,006	98,760	95,945	308,801	737,447	694,989
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.98	$22.08	$23.06	$21.27	$16.65	$14.24	$14.14	$12.32	$9.49	$16.60
Value at end of period	$29.24	$25.98	$22.08	$23.06	$21.27	$16.65	$14.24	$14.14	$12.32	$9.49
Number of accumulation units outstanding at end of period	27,552	36,824	43,597	47,100	46,714	64,898	65,858	153,469	299,834	292,021
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.40	$25.28	$23.66	$21.32	$15.68	$13.72	$13.73	$11.09	$8.67	$16.46
Value at end of period	$34.23	$25.40	$25.28	$23.66	$21.32	$15.68	$13.72	$13.73	$11.09	$8.67
Number of accumulation units outstanding at end of period	85,946	80,674	80,655	92,923	102,025	97,948	95,959	243,469	406,574	409,765
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.56	$17.49	$16.93	$18.47	$14.20	$11.80	$14.29	$12.67	$10.04	$17.92
Value at end of period	$21.50	$16.56	$17.49	$16.93	$18.47	$14.20	$11.80	$14.29	$12.67	$10.04
Number of accumulation units outstanding at end of period	8,538	9,370	8,838	7,408	7,913	10,365	10,351	36,295	53,660	46,047
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$38.02	$29.29	$31.73	$31.64	$23.29	$19.74	$20.57	$16.09	$12.49	$18.71
Value at end of period	$41.95	$38.02	$29.29	$31.73	$31.64	$23.29	$19.74	$20.57	$16.09	$12.49
Number of accumulation units outstanding at end of period	13,389	15,214	16,399	17,264	18,668	18,308	17,562	84,684	179,700	159,550
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$20.36	$18.23	$19.11	$18.34	$14.24	$12.94	$13.84	$12.34	$11.82	
Value at end of period	$23.35	$20.36	$18.23	$19.11	$18.34	$14.24	$12.94	$13.84	$12.34	
Number of accumulation units outstanding at end of period	353	2,124	1,659	1,204	765	964	703	666	127	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$58.36	$57.24	$54.67	$50.57	$36.19	$37.20				
Value at end of period	$74.09	$58.36	$57.24	$54.67	$50.57	$36.19				
Number of accumulation units outstanding at end of period	1,336	2,680	2,199	1,923	1,781	1,619				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$18.24	$16.59	$17.66	$16.38	$12.71	$11.19	$11.23	$10.29	$8.04	$11.54
Value at end of period	$20.58	$18.24	$16.59	$17.66	$16.38	$12.71	$11.19	$11.23	$10.29	$8.04
Number of accumulation units outstanding at end of period	8,296	7,804	7,667	7,692	7,561	11,710	12,509	38,020	48,596	60,385

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during August 2015)										
Value at beginning of period								$11.06	$10.52	$10.68
Value at end of period								$10.52	$10.68	$14.14
Number of accumulation units outstanding at end of period								147	2,266	421
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.38	$11.30	$16.31	$20.47	$20.12	$23.52	$31.05	$34.83	$36.12	$40.47
Value at end of period	$11.30	$16.31	$20.47	$20.12	$23.52	$31.05	$34.83	$36.12	$40.47	$51.41
Number of accumulation units outstanding at end of period	306	318	0	0	0	0	0	0	0	0
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period									$10.26	$9.71
Value at end of period									$9.71	$11.86
Number of accumulation units outstanding at end of period									3,296	6,246
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period			$8.95	$11.47	$11.23	$12.99	$17.56	$18.39	$17.68	$22.24
Value at end of period			$11.47	$11.23	$12.99	$17.56	$18.39	$17.68	$22.24	$24.34
Number of accumulation units outstanding at end of period			157	157	275	488	692	906	1,040	1,909
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.71	$9.50	$11.99	$15.00	$14.35	$16.39	$21.30	$23.68	$22.72	$26.36
Value at end of period	$9.50	$11.99	$15.00	$14.35	$16.39	$21.30	$23.68	$22.72	$26.36	$28.08
Number of accumulation units outstanding at end of period	295,857	284,893	161,207	31,626	34,322	21,582	18,264	17,873	14,962	13,797
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during October 2013)										
Value at beginning of period						$9.73	$9.77	$10.31	$10.27	$10.48
Value at end of period						$9.77	$10.31	$10.27	$10.48	$10.77
Number of accumulation units outstanding at end of period						26	26	3,546	1,461	1,271
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.32	$7.01	$9.12	$11.14	$10.77	$11.89	$16.36	$17.98	$17.83	$19.53
Value at end of period	$7.01	$9.12	$11.14	$10.77	$11.89	$16.36	$17.98	$17.83	$19.53	$23.06
Number of accumulation units outstanding at end of period	1,041	1,425	1,278	2,118	2,239	2,374	1,468	1,511	1,549	1,574
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$70.40	$36.48	$66.10	$83.68	$68.33	$82.33	$88.94	$84.41	$72.33	$77.08
Value at end of period	$36.48	$66.10	$83.68	$68.33	$82.33	$88.94	$84.41	$72.33	$77.08	$103.57
Number of accumulation units outstanding at end of period	29,836	34,513	7,690	7,115	7,434	7,557	7,403	8,694	9,119	6,971
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.33	$8.26	$11.30	$13.90	$13.55	$15.94	$22.41	$25.01	$23.47	$27.62
Value at end of period	$8.26	$11.30	$13.90	$13.55	$15.94	$22.41	$25.01	$23.47	$27.62	$31.44
Number of accumulation units outstanding at end of period	1,170	1,911	3,032	3,247	3,238	5,403	6,018	5,054	6,044	6,775
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$13.94	$9.63	$11.65	$12.99	$12.72	$14.11	$16.36	$17.62	$17.48	$18.44
Value at end of period	$9.63	$11.65	$12.99	$12.72	$14.11	$16.36	$17.62	$17.48	$18.44	$20.80
Number of accumulation units outstanding at end of period	9,208	7,802	2,302	1,909	2,175	2,404	2,340	1,788	225	253
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$12.24	$11.34	$13.38	$14.42	$16.06	$17.41	$15.76	$16.20	$15.71	$16.48
Value at end of period	$11.34	$13.38	$14.42	$16.06	$17.41	$15.76	$16.20	$15.71	$16.48	$17.03
Number of accumulation units outstanding at end of period	17,789	25,400	14,362	14,980	17,612	15,529	14,935	10,253	9,550	8,339
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.43	$8.00	$12.81	$15.07	$14.77	$17.09	$19.10	$19.06	$18.25	$20.79
Value at end of period	$8.00	$12.81	$15.07	$14.77	$17.09	$19.10	$19.06	$18.25	$20.79	$22.23
Number of accumulation units outstanding at end of period	42,787	44,347	6,327	5,674	4,547	4,870	5,214	5,909	5,270	7,576

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.07	$9.98	$10.02							
Value at end of period	$10.35	$10.07	$9.98							
Number of accumulation units outstanding at end of period	957	1,105	2,797							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$35.38	$33.41	$35.00	$34.55	$33.91	$29.37	$30.17	$26.86	$22.66	$21.39
Value at end of period	$36.10	$35.38	$33.41	$35.00	$34.55	$33.91	$29.37	$30.17	$26.86	$22.66
Number of accumulation units outstanding at end of period	17,836	17,198	22,578	24,883	24,385	29,160	29,492	28,205	56,272	48,185
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.63	$2.49	$3.41	$3.73	$7.70	$8.79	$10.36			
Value at end of period	$3.97	$3.63	$2.49	$3.41	$3.73	$7.70	$8.79			
Number of accumulation units outstanding at end of period	50,684	47,162	74,651	26,207	34,260	15,584	11,643			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.24	$20.69	$21.15	$19.97	$17.16	$15.15	$15.40	$13.53	$11.38	$15.88
Value at end of period	$25.44	$22.24	$20.69	$21.15	$19.97	$17.16	$15.15	$15.40	$13.53	$11.38
Number of accumulation units outstanding at end of period	6,183	8,572	10,486	29,536	26,337	26,337	28,128	109,951	206,017	217,775
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$10.78	$9.68	$10.03							
Value at end of period	$12.83	$10.78	$9.68							
Number of accumulation units outstanding at end of period	102	102	19							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.04	$14.19	$14.87	$14.86	$15.52	$14.59	$14.11	$12.08	$9.96	$11.96
Value at end of period	$16.44	$15.04	$14.19	$14.87	$14.86	$15.52	$14.59	$14.11	$12.08	$9.96
Number of accumulation units outstanding at end of period	3,138	5,589	16,628	23,325	18,000	17,522	17,157	169,537	245,722	261,593
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.96	$9.42	$10.03							
Value at end of period	$12.29	$9.96	$9.42							
Number of accumulation units outstanding at end of period	83,867	88,581	86,998							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.83	$13.85	$13.89	$13.93	$13.97	$14.01	$14.05	$14.05	$14.05	$13.73
Value at end of period	$13.88	$13.83	$13.85	$13.89	$13.93	$13.97	$14.01	$14.05	$14.05	$14.05
Number of accumulation units outstanding at end of period	97,366	89,407	71,299	124,383	204,519	61,427	79,086	393,924	478,360	582,760
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.71	$17.09	$17.39	$15.76	$12.10	$10.48	$10.54	$9.26	$7.13	$11.47
Value at end of period	$22.45	$18.71	$17.09	$17.39	$15.76	$12.10	$10.48	$10.54	$9.26	$7.13
Number of accumulation units outstanding at end of period	274,143	294,040	348,882	385,500	393,434	381,208	376,096	570,427	579,334	589,751
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$21.61	$18.91	$19.36	$19.20	$18.23	$16.03	$15.40	$13.52	$9.08	$11.75
Value at end of period	$22.88	$21.61	$18.91	$19.36	$19.20	$18.23	$16.03	$15.40	$13.52	$9.08
Number of accumulation units outstanding at end of period	5,070	7,297	4,720	7,357	7,035	7,800	5,383	6,049	6,376	3,073
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.56	$22.34	$22.22	$19.57	$14.77	$12.94	$12.99	$11.44	$9.31	$14.87
Value at end of period	$30.52	$24.56	$22.34	$22.22	$19.57	$14.77	$12.94	$12.99	$11.44	$9.31
Number of accumulation units outstanding at end of period	39,743	44,842	36,264	32,206	31,913	37,581	38,953	136,641	178,682	188,676
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$50.60	$42.96	$43.87	$40.16	$29.94	$25.51	$25.89	$21.30	$16.22	$26.05
Value at end of period	$57.30	$50.60	$42.96	$43.87	$40.16	$29.94	$25.51	$25.89	$21.30	$16.22
Number of accumulation units outstanding at end of period	29,991	37,073	37,900	38,232	42,851	43,015	43,620	120,366	254,397	247,422

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.54	$12.28	$15.28	$18.72	$18.53	$20.76	$29.53	$31.05	$29.96	$38.03
Value at end of period	$12.28	$15.28	$18.72	$18.53	$20.76	$29.53	$31.05	$29.96	$38.03	$41.67
Number of accumulation units outstanding at end of period	145,901	138,722	48,159	24,379	24,205	25,095	24,001	22,478	23,678	16,784
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.67	$15.21	$16.92	$18.53	$19.87	$21.67	$21.58	$22.95	$23.02	$23.94
Value at end of period	$15.21	$16.92	$18.53	$19.87	$21.67	$21.58	$22.95	$23.02	$23.94	$25.07
Number of accumulation units outstanding at end of period	189,956	193,048	87,057	15,783	14,029	13,800	16,172	43,592	40,739	31,401
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.89	$5.95	$7.59	$8.16	$7.15	$8.46	$10.24	$9.60	$9.49	$9.54
Value at end of period	$5.95	$7.59	$8.16	$7.15	$8.46	$10.24	$9.60	$9.49	$9.54	$11.88
Number of accumulation units outstanding at end of period	779	41,437	44,026	23,173	23,602	25,434	22,632	32,904	47,484	43,362
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.33	$10.41	$12.26	$16.00	$18.12	$19.22	$19.93
Value at end of period				$10.41	$12.26	$16.00	$18.12	$19.22	$19.93	$25.77
Number of accumulation units outstanding at end of period				37,968	47,720	41,022	260,678	238,455	215,579	212,815
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.26	$6.45	$7.25	$8.62	$8.90	$10.18	$13.28	$14.57	$13.88	$15.76
Value at end of period	$6.45	$7.25	$8.62	$8.90	$10.18	$13.28	$14.57	$13.88	$15.76	$17.85
Number of accumulation units outstanding at end of period	605,802	582,644	223,254	254,646	266,003	258,904	268,313	249,627	216,426	211,928
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$15.75	$9.79	$13.81	$17.95	$17.80	$20.27	$26.67	$28.94	$29.01	$31.02
Value at end of period	$9.79	$13.81	$17.95	$17.80	$20.27	$26.67	$28.94	$29.01	$31.02	$38.69
Number of accumulation units outstanding at end of period	39,349	46,066	30,161	11,438	14,040	26,686	25,211	29,920	14,578	17,733
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during August 2016)										
Value at beginning of period									$10.27	$10.20
Value at end of period									$10.20	$13.78
Number of accumulation units outstanding at end of period									1,656	3,101
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.41	$7.45	$9.24	$10.70	$10.21	$11.25	$14.65	$16.85	$16.74	$18.16
Value at end of period	$7.45	$9.24	$10.70	$10.21	$11.25	$14.65	$16.85	$16.74	$18.16	$22.04
Number of accumulation units outstanding at end of period	39,837	44,616	47,153	39,950	34,480	35,025	35,743	35,747	30,842	20,314
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.72	$12.61	$14.19	$14.74	$16.82	$22.14	$24.97	$26.78	$28.46
Value at end of period		$12.61	$14.19	$14.74	$16.82	$22.14	$24.97	$26.78	$28.46	$37.24
Number of accumulation units outstanding at end of period		479	63	238	484	1,287	2,998	4,638	8,892	11,462
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$6.96	$8.22	$9.20	$9.41	$10.84	$14.27	$16.06	$16.35	$18.08
Value at end of period		$8.22	$9.20	$9.41	$10.84	$14.27	$16.06	$16.35	$18.08	$22.10
Number of accumulation units outstanding at end of period		1,174	4,857	2,792	2,655	2,246	4,727	6,375	10,043	14,983
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period			$12.30	$13.19	$13.22	$15.28	$20.03	$22.41	$21.50	$24.72
Value at end of period			$13.19	$13.22	$15.28	$20.03	$22.41	$21.50	$24.72	$27.90
Number of accumulation units outstanding at end of period			706	755	820	3,049	7,553	4,924	4,265	5,005
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.43	$12.90	$16.18	$15.78	$18.17	$24.44	$27.07	$26.78	$28.52
Value at end of period		$12.90	$16.18	$15.78	$18.17	$24.44	$27.07	$26.78	$28.52	$35.36
Number of accumulation units outstanding at end of period		929	1,077	2,713	2,818	2,280	3,470	3,484	2,112	2,292

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.51	$17.26	$17.81	$15.85	$11.85	$10.15	$10.38	$8.69		
Value at end of period	$22.95	$19.51	$17.26	$17.81	$15.85	$11.85	$10.15	$10.38		
Number of accumulation units outstanding at end of period	3,145	3,941	2,936	2,908	833	800	106	106		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$20.50	$16.98	$17.84	$17.05	$12.33	$10.65	$11.12	$9.00		
Value at end of period	$23.35	$20.50	$16.98	$17.84	$17.05	$12.33	$10.65	$11.12		
Number of accumulation units outstanding at end of period	4,659	3,822	2,654	3,275	2,627	2,485	1,667	3,166		
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$46.08	$37.12	$37.53	$35.33	$25.72	$22.53	$23.17	$18.69	$14.69	$21.38
Value at end of period	$51.12	$46.08	$37.12	$37.53	$35.33	$25.72	$22.53	$23.17	$18.69	$14.69
Number of accumulation units outstanding at end of period	24,498	25,330	31,608	33,983	39,957	44,856	45,725	97,110	169,567	138,577
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$21.78	$19.27	$19.50	$18.52	$13.36	$11.63	$11.57	$8.77	$6.71	$10.27
Value at end of period	$25.78	$21.78	$19.27	$19.50	$18.52	$13.36	$11.63	$11.57	$8.77	$6.71
Number of accumulation units outstanding at end of period	1,229	1,967	8,084	8,683	9,139	7,793	7,066	326,577	354,565	370,460
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.92	$16.02	$16.09	$15.28	$13.18	$11.65	$12.06	$10.63	$8.48	$12.86
Value at end of period	$19.44	$16.92	$16.02	$16.09	$15.28	$13.18	$11.65	$12.06	$10.63	$8.48
Number of accumulation units outstanding at end of period	289,017	291,373	295,560	289,082	285,489	52,976	74,720	103,318	159,045	103,084
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.71	$16.72	$16.85	$15.99	$13.33	$11.61	$12.21	$10.69	$8.36	$13.30
Value at end of period	$21.09	$17.71	$16.72	$16.85	$15.99	$13.33	$11.61	$12.21	$10.69	$8.36
Number of accumulation units outstanding at end of period	322,805	303,086	264,465	265,719	255,412	57,288	60,602	86,872	187,609	113,613
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.16	$17.12	$17.34	$16.39	$13.32	$11.57	$12.23	$10.66	$8.23	$13.73
Value at end of period	$21.96	$18.16	$17.12	$17.34	$16.39	$13.32	$11.57	$12.23	$10.66	$8.23
Number of accumulation units outstanding at end of period	139,639	132,888	127,288	136,953	126,327	78,806	72,176	66,476	188,721	100,304
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.28	$16.29	$16.48	$15.56	$12.63	$12.38				
Value at end of period	$20.96	$17.28	$16.29	$16.48	$15.56	$12.63				
Number of accumulation units outstanding at end of period	29,339	21,505	12,709	7,261	4,589	1,734				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$13.74	$12.96	$13.06	$12.32	$10.68	$9.42	$9.37			
Value at end of period	$15.72	$13.74	$12.96	$13.06	$12.32	$10.68	$9.42			
Number of accumulation units outstanding at end of period	364	342	320	288	245	198	144			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.81	$15.18	$15.21	$14.43	$13.53	$12.36	$12.35	$11.31		
Value at end of period	$17.23	$15.81	$15.18	$15.21	$14.43	$13.53	$12.36	$12.35		
Number of accumulation units outstanding at end of period	94,488	109,448	129,702	13,979	13,561	0	0	2,977		
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$13.61	$12.90	$12.98	$12.34	$11.30	$11.05				
Value at end of period	$14.97	$13.61	$12.90	$12.98	$12.34	$11.30				
Number of accumulation units outstanding at end of period	1,636	10,172	9,876	9,568	9,214	27				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.10	$20.02	$20.12	$18.93	$16.94	$15.12	$14.90	$13.46	$11.45	$15.03
Value at end of period	$23.25	$21.10	$20.02	$20.12	$18.93	$16.94	$15.12	$14.90	$13.46	$11.45
Number of accumulation units outstanding at end of period	2,654	2,610	13,497	12,356	15,034	13,093	13,471	32,301	31,603	34,021

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.13	$9.01	$11.25	$12.68	$12.27	$14.07	$17.17	$18.25	$17.98	$19.16
Value at end of period	$9.01	$11.25	$12.68	$12.27	$14.07	$17.17	$18.25	$17.98	$19.16	$22.52
Number of accumulation units outstanding at end of period	37,172	39,376	36,877	39,951	41,286	37,516	38,226	62,909	60,183	35,745
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.38	$9.96	$12.10	$13.52	$13.40	$15.18	$17.64	$18.77	$18.60	$19.78
Value at end of period	$9.96	$12.10	$13.52	$13.40	$15.18	$17.64	$18.77	$18.60	$19.78	$22.58
Number of accumulation units outstanding at end of period	52,428	55,566	31,739	22,138	20,955	20,548	21,760	21,163	22,452	23,047
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.82	$10.25	$10.82	$11.45	$12.24	$12.67	$12.31	$12.97	$12.97	$13.23
Value at end of period	$10.25	$10.82	$11.45	$12.24	$12.67	$12.31	$12.97	$12.97	$13.23	$13.61
Number of accumulation units outstanding at end of period	1,543	7,961	9,820	16,101	18,778	20,211	23,404	28,272	31,413	12,538
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.93	$11.66	$15.78	$19.19	$18.53	$21.50	$28.15	$31.57	$30.93	$38.25
Value at end of period	$11.66	$15.78	$19.19	$18.53	$21.50	$28.15	$31.57	$30.93	$38.25	$42.38
Number of accumulation units outstanding at end of period	10,525	11,808	8,897	10,382	14,945	18,154	20,847	18,290	22,911	22,256
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.31	$11.31	$15.24	$19.23	$19.59	$23.38	$32.36	$33.66	$31.87	$33.47
Value at end of period	$11.31	$15.24	$19.23	$19.59	$23.38	$32.36	$33.66	$31.87	$33.47	$42.79
Number of accumulation units outstanding at end of period	42,300	42,073	16,501	15,243	16,180	17,450	18,094	16,418	13,405	8,923
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.75	$6.72	$8.96	$10.40	$9.83	$12.36	$12.81	$14.57	$14.32	$14.40
Value at end of period	$6.72	$8.96	$10.40	$9.83	$12.36	$12.81	$14.57	$14.32	$14.40	$15.90
Number of accumulation units outstanding at end of period	76,690	80,001	3,908	5,800	6,583	6,771	8,101	5,108	5,818	6,525
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$11.37	$6.22	$8.43	$10.76	$11.74	$13.53	$13.76	$17.82	$18.29	$19.01
Value at end of period	$6.22	$8.43	$10.76	$11.74	$13.53	$13.76	$17.82	$18.29	$19.01	$19.94
Number of accumulation units outstanding at end of period	8,764	9,684	16,748	25,119	28,176	19,494	22,618	20,835	21,713	16,042
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.27	$13.49	$17.71	$19.78	$18.80	$21.04	$28.27	$31.80	$32.64	$35.28
Value at end of period	$13.49	$17.71	$19.78	$18.80	$21.04	$28.27	$31.80	$32.64	$35.28	$42.77
Number of accumulation units outstanding at end of period	6,384	7,515	7,636	6,097	6,946	4,874	4,378	4,193	4,492	2,737
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.13	$6.84	$8.50	$10.62	$10.30	$11.73	$16.36	$17.02	$16.47	$20.31
Value at end of period	$6.84	$8.50	$10.62	$10.30	$11.73	$16.36	$17.02	$16.47	$20.31	$22.46
Number of accumulation units outstanding at end of period	153	190	1,511	2,293	2,487	2,509	2,454	8,611	10,323	10,373
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.61	$9.25	$11.85	$13.61	$13.28	$15.71	$21.15	$23.01	$21.57	$25.34
Value at end of period	$9.25	$11.85	$13.61	$13.28	$15.71	$21.15	$23.01	$21.57	$25.34	$29.72
Number of accumulation units outstanding at end of period	24,161	21,203	17,067	17,983	15,242	19,183	11,844	11,149	10,555	10,553
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.50	$9.55	$11.68	$13.08	$12.90	$14.51	$18.07	$19.63	$19.17	$22.03
Value at end of period	$9.55	$11.68	$13.08	$12.90	$14.51	$18.07	$19.63	$19.17	$22.03	$24.36
Number of accumulation units outstanding at end of period	895,039	955,201	842,148	27,527	32,418	35,481	36,095	29,801	22,214	22,559
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.22	$8.88	$10.98	$12.31	$12.01	$13.72	$18.31	$20.10	$19.45	$23.26
Value at end of period	$8.88	$10.98	$12.31	$12.01	$13.72	$18.31	$20.10	$19.45	$23.26	$26.41
Number of accumulation units outstanding at end of period	8,131	12,171	5,079	5,054	3,775	5,525	4,095	3,417	4,513	4,203
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$25.22	$12.25	$20.96	$25.13	$20.48	$24.32	$22.86	$23.00	$19.31	$21.74
Value at end of period	$12.25	$20.96	$25.13	$20.48	$24.32	$22.86	$23.00	$19.31	$21.74	$31.00
Number of accumulation units outstanding at end of period	5,401	8,089	7,788	6,796	5,300	6,220	6,223	7,996	12,554	12,460

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$12.31	$15.42	$18.91	$19.20	$22.97	$30.12	$34.54	$33.39	$38.18
Value at end of period	$12.31	$15.42	$18.91	$19.20	$22.97	$30.12	$34.54	$33.39	$38.18	$43.29
Number of accumulation units outstanding at end of period	11,787	10,554	5,423	5,805	6,998	11,603	11,886	10,617	7,913	8,247
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.63	$9.05	$11.49	$14.51	$14.28	$16.90	$23.40	$25.28	$24.28	$29.43
Value at end of period	$9.05	$11.49	$14.51	$14.28	$16.90	$23.40	$25.28	$24.28	$29.43	$33.91
Number of accumulation units outstanding at end of period	1,075	818	1,042	2,183	2,953	7,723	5,548	5,971	6,094	6,397
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.68	$8.74	$12.16	$14.07	$12.89	$15.64	$19.82	$20.22	$20.99	$20.97
Value at end of period	$8.74	$12.16	$14.07	$12.89	$15.64	$19.82	$20.22	$20.99	$20.97	$28.54
Number of accumulation units outstanding at end of period	777,795	748,437	527,317	127,648	125,842	125,328	115,054	109,625	91,262	91,901
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.26	$7.93	$13.21	$15.67	$15.51	$17.97	$20.13	$20.14	$19.15	$21.82
Value at end of period	$7.93	$13.21	$15.67	$15.51	$17.97	$20.13	$20.14	$19.15	$21.82	$23.36
Number of accumulation units outstanding at end of period	487	5,093	6,113	8,235	7,715	6,841	5,202	3,056	3,225	3,593
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$13.09	$9.46	$12.57	$14.29	$14.66	$16.73	$20.38	$22.79	$23.91	$25.76
Value at end of period	$9.46	$12.57	$14.29	$14.66	$16.73	$20.38	$22.79	$23.91	$25.76	$29.56
Number of accumulation units outstanding at end of period	167,505	217,293	46,121	44,656	51,267	66,437	66,760	77,862	79,584	55,521
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.76	$7.80	$11.38	$14.59	$14.00	$16.21	$21.85	$24.36	$24.78	$26.54
Value at end of period	$7.80	$11.38	$14.59	$14.00	$16.21	$21.85	$24.36	$24.78	$26.54	$33.02
Number of accumulation units outstanding at end of period	188,321	184,692	114,069	77,784	81,331	80,205	80,958	72,845	59,161	54,717
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.87	$12.10	$15.07	$17.28	$17.07	$19.95	$25.80	$27.64	$25.66	$30.39
Value at end of period	$12.10	$15.07	$17.28	$17.07	$19.95	$25.80	$27.64	$25.66	$30.39	$35.21
Number of accumulation units outstanding at end of period	25,956	32,001	16,403	18,111	19,591	20,774	18,525	17,868	17,887	18,184
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$17.28	$9.95	$14.19	$16.53	$16.30	$19.33	$26.84	$29.08	$32.13	$32.51
Value at end of period	$9.95	$14.19	$16.53	$16.30	$19.33	$26.84	$29.08	$32.13	$32.51	$43.30
Number of accumulation units outstanding at end of period	289,013	276,585	97,603	56,616	60,508	63,797	57,003	53,094	48,155	46,948
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.81	$9.36	$12.84	$14.57	$12.73	$15.07	$17.18	$16.94	$16.73	$17.00
Value at end of period	$9.36	$12.84	$14.57	$12.73	$15.07	$17.18	$16.94	$16.73	$17.00	$21.67
Number of accumulation units outstanding at end of period	2,967	2,167	2,870	2,955	4,582	4,325	3,446	4,067	4,098	4,352
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.21	$6.33	$8.34	$9.05	$7.94	$9.41	$11.29	$10.51	$10.13	$10.29
Value at end of period	$6.33	$8.34	$9.05	$7.94	$9.41	$11.29	$10.51	$10.13	$10.29	$12.55
Number of accumulation units outstanding at end of period	54,110	68,724	59,000	41,985	56,506	47,634	52,141	53,992	44,033	37,483
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$10.69	$6.83	$9.01	$9.68	$9.10	$11.05	$14.39	$13.95	$12.86	$14.22
Value at end of period	$6.83	$9.01	$9.68	$9.10	$11.05	$14.39	$13.95	$12.86	$14.22	$16.76
Number of accumulation units outstanding at end of period	398	1,474	2,321	4,220	4,557	6,639	4,544	4,597	3,748	3,341
WANGER INTERNATIONAL										
Value at beginning of period	$10.55	$5.72	$8.54	$10.64	$9.05	$10.97	$13.39	$12.76	$12.73	$12.52
Value at end of period	$5.72	$8.54	$10.64	$9.05	$10.97	$13.39	$12.76	$12.73	$12.52	$16.59
Number of accumulation units outstanding at end of period	6,521	8,016	9,674	11,488	8,992	5,477	5,313	6,176	7,063	4,447
WANGER SELECT										
Value at beginning of period	$16.46	$8.36	$13.85	$17.48	$14.34	$16.94	$22.73	$23.38	$23.36	$26.41
Value at end of period	$8.36	$13.85	$17.48	$14.34	$16.94	$22.73	$23.38	$23.36	$26.41	$33.35
Number of accumulation units outstanding at end of period	104,463	110,640	12,185	12,201	12,375	13,858	12,880	8,672	7,839	6,209

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER USA										
Value at beginning of period	$27.58	$24.33	$24.56	$23.51	$17.63	$14.73	$15.31	$12.45	$8.78	$14.60
Value at end of period	$32.88	$27.58	$24.33	$24.56	$23.51	$17.63	$14.73	$15.31	$12.45	$8.78
Number of accumulation units outstanding at end of period	4,215	5,789	5,467	6,648	8,283	7,994	8,022	8,922	57,103	54,768
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$13.31									
Value at end of period	$13.94									
Number of accumulation units outstanding at end of period	1,079									
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$49.59	$38.59	$40.55	$37.89	$27.52	$24.33	$24.94	$20.41	$15.76	$23.16
Value at end of period	$54.91	$49.59	$38.59	$40.55	$37.89	$27.52	$24.33	$24.94	$20.41	$15.76
Number of accumulation units outstanding at end of period	7,453	8,552	8,537	7,890	7,911	7,621	7,814	7,895	53,015	52,239

TABLE 7

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$15.29	$14.51	$14.19	$13.98	$10.85	$8.92	$10.45	$10.28		
Value at end of period	$19.33	$15.29	$14.51	$14.19	$13.98	$10.85	$8.92	$10.45		
Number of accumulation units outstanding at end of period	0	0	0	0	0	269	269	269		
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.59	$12.30	$12.31	$11.70	$11.98	$11.36	$10.70	$10.01	$9.50	
Value at end of period	$12.95	$12.59	$12.30	$12.31	$11.70	$11.98	$11.36	$10.70	$10.01	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,053	
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$25.84	$23.91	$22.78	$20.92	$15.69	$13.06	$13.78	$12.31	$9.18	$15.13
Value at end of period	$32.47	$25.84	$23.91	$22.78	$20.92	$15.69	$13.06	$13.78	$12.31	$9.18
Number of accumulation units outstanding at end of period	409	409	409	409	409	3,358	1,831	1,677	1,517	1,336
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$23.79	$21.06	$21.19	$19.13	$14.56	$12.99	$12.18	$10.79	$9.10	$13.66
Value at end of period	$28.48	$23.79	$21.06	$21.19	$19.13	$14.56	$12.99	$12.18	$10.79	$9.10
Number of accumulation units outstanding at end of period	22,845	23,281	0	0	0	134	0	0	0	0
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.75	$19.31	$19.81	$18.14	$15.42	$14.01	$13.44	$12.03	$9.64	$14.08
Value at end of period	$23.16	$20.75	$19.31	$19.81	$18.14	$15.42	$14.01	$13.44	$12.03	$9.64
Number of accumulation units outstanding at end of period	187	187	187	187	187	187	187	211	211	211
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$37.60	$34.94	$34.83	$31.22	$23.86	$20.57	$21.18	$18.13	$13.41	$23.40
Value at end of period	$45.67	$37.60	$34.94	$34.83	$31.22	$23.86	$20.57	$21.18	$18.13	$13.41
Number of accumulation units outstanding at end of period	6,821	6,911	6,917	6,918	10,508	16,639	18,953	22,201	24,727	25,935
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.74	$21.88	$22.87	$21.11	$16.53	$14.14	$14.05	$12.25	$9.44	$16.52
Value at end of period	$28.95	$25.74	$21.88	$22.87	$21.11	$16.53	$14.14	$14.05	$12.25	$9.44
Number of accumulation units outstanding at end of period	3,385	3,384	4,123	4,121	4,868	6,296	6,803	8,244	9,352	11,582

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.38	$8.63	$11.03	$13.64	$13.62	$15.57	$21.15	$23.46	$25.06	$25.17
Value at end of period	$8.63	$11.03	$13.64	$13.62	$15.57	$21.15	$23.46	$25.06	$25.17	$33.89
Number of accumulation units outstanding at end of period	25,554	21,537	17,805	14,211	12,881	10,849	10,316	9,516	9,068	9,070
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.84	$9.99	$12.60	$14.20	$11.72	$14.10	$18.33	$16.79	$17.34	$16.40
Value at end of period	$9.99	$12.60	$14.20	$11.72	$14.10	$18.33	$16.79	$17.34	$16.40	$21.29
Number of accumulation units outstanding at end of period	6,359	2,690	3,307	3,088	1,442	848	848	848	849	849
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.65	$12.45	$16.02	$20.47	$19.63	$23.16	$31.44	$31.51	$29.08	$37.73
Value at end of period	$12.45	$16.02	$20.47	$19.63	$23.16	$31.44	$31.51	$29.08	$37.73	$41.60
Number of accumulation units outstanding at end of period	1,089	0	0	0	0	0	3,818	3,199	4,320	3,419
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$11.49	$8.00	$10.23	$11.17	$11.12	$12.62	$16.26	$17.52	$16.45	$18.08
Value at end of period	$8.00	$10.23	$11.17	$11.12	$12.62	$16.26	$17.52	$16.45	$18.08	$20.39
Number of accumulation units outstanding at end of period	2,047	1,015	1,000	1,073	1,073	1,072	1,072	1,072	1,072	1,000
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.66	$9.47	$11.94	$14.93	$14.28	$16.30	$21.17	$23.52	$22.55	$26.16
Value at end of period	$9.47	$11.94	$14.93	$14.28	$16.30	$21.17	$23.52	$22.55	$26.16	$27.85
Number of accumulation units outstanding at end of period	1,591	672	672	131	131	131	96	96	96	96
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during June 2014)										
Value at beginning of period							$90.52	$83.81	$71.77	$76.45
Value at end of period							$83.81	$71.77	$76.45	$102.67
Number of accumulation units outstanding at end of period							6,762	6,849	6,974	6,929
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period							$16.78	$17.49	$17.34	$18.29
Value at end of period							$17.49	$17.34	$18.29	$20.62
Number of accumulation units outstanding at end of period							28	28	28	28
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$12.21	$11.31	$13.34	$14.38	$16.00	$17.34	$15.68	$16.11	$15.62	$16.37
Value at end of period	$11.31	$13.34	$14.38	$16.00	$17.34	$15.68	$16.11	$15.62	$16.37	$16.91
Number of accumulation units outstanding at end of period	1,243	2,179	1,445	1,118	1,972	0	4,832	6,356	11,124	6,055
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.41	$7.98	$12.77	$15.02	$14.72	$17.02	$19.01	$18.95	$18.15	$20.66
Value at end of period	$7.98	$12.77	$15.02	$14.72	$17.02	$19.01	$18.95	$18.15	$20.66	$22.07
Number of accumulation units outstanding at end of period	91	122	174	220	271	0	0	0	0	0
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.32	$22.58	$26.74	$30.03	$29.21	$33.71	$34.34	$34.76	$33.16	$35.11
Value at end of period	$22.58	$26.74	$30.03	$29.21	$33.71	$34.34	$34.76	$33.16	$35.11	$35.81
Number of accumulation units outstanding at end of period	1,022	997	1,236	1,234	1,435	82	8,882	8,379	7,916	8,372
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.80	$11.32	$13.45	$15.30	$15.05	$17.04	$19.82	$20.97	$20.51	$22.04
Value at end of period	$11.32	$13.45	$15.30	$15.05	$17.04	$19.82	$20.97	$20.51	$22.04	$25.20
Number of accumulation units outstanding at end of period	12,253	9,862	3,958	2,794	2,211	2,211	2,103	2,103	1,888	1,888
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.94	$9.95	$12.18	$14.07	$14.54	$15.63	$14.95	$14.80	$14.11	$14.95
Value at end of period	$9.95	$12.18	$14.07	$14.54	$15.63	$14.95	$14.80	$14.11	$14.95	$16.34
Number of accumulation units outstanding at end of period	3,311	3,457	2,394	2,737	2,645	2,599	2,627	2,598	2,538	2,428

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.95	$9.42	$10.03							
Value at end of period	$12.27	$9.95	$9.42							
Number of accumulation units outstanding at end of period	719	782	943							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.71	$13.73	$13.78	$13.82	$13.87	$13.91	$13.96	$13.97	$13.98	$13.66
Value at end of period	$13.74	$13.71	$13.73	$13.78	$13.82	$13.87	$13.91	$13.96	$13.97	$13.98
Number of accumulation units outstanding at end of period	26,833	34,773	25,858	41,762	6,315	24,846	32,249	43,752	46,061	88,510
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.53	$16.94	$17.25	$15.63	$12.01	$10.41	$10.47	$9.21	$7.09	$11.41
Value at end of period	$22.23	$18.53	$16.94	$17.25	$15.63	$12.01	$10.41	$10.47	$9.21	$7.09
Number of accumulation units outstanding at end of period	93,708	96,796	104,140	113,381	58,440	58,009	69,217	79,285	77,119	89,124
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$21.48	$18.81	$19.27	$19.11	$18.16	$15.98	$15.36	$13.49	$8.61	
Value at end of period	$22.74	$21.48	$18.81	$19.27	$19.11	$18.16	$15.98	$15.36	$13.49	
Number of accumulation units outstanding at end of period	0	0	0	0	0	794	794	794	1,648	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.33	$22.14	$22.04	$19.42	$14.66	$12.86	$12.91	$11.37	$9.26	$14.80
Value at end of period	$30.22	$24.33	$22.14	$22.04	$19.42	$14.66	$12.86	$12.91	$11.37	$9.26
Number of accumulation units outstanding at end of period	6,792	7,260	7,989	7,988	8,242	11,910	12,360	36,464	41,410	25,117
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$50.13	$42.58	$43.51	$39.85	$29.72	$25.34	$25.72	$21.17	$16.13	$25.93
Value at end of period	$56.74	$50.13	$42.58	$43.51	$39.85	$29.72	$25.34	$25.72	$21.17	$16.13
Number of accumulation units outstanding at end of period	5,535	5,544	5,471	5,633	622	840	1,700	14,634	14,516	2,814
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$37.68	$29.69	$30.79	$29.30	$20.61	$18.40	$18.60	$15.20	$12.21	$18.45
Value at end of period	$41.27	$37.68	$29.69	$30.79	$29.30	$20.61	$18.40	$18.60	$15.20	$12.21
Number of accumulation units outstanding at end of period	14	14	14	14	79	376	1,161	1,491	1,490	1,644
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.72	$22.82	$22.76	$21.41	$21.51	$19.74	$18.42	$16.82	$15.13	$16.59
Value at end of period	$24.83	$23.72	$22.82	$22.76	$21.41	$21.51	$19.74	$18.42	$16.82	$15.13
Number of accumulation units outstanding at end of period	16,193	16,623	16,887	16,350	1,589	3,573	3,465	3,612	3,550	5,568
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.50	$9.46	$9.57	$10.21	$8.44	$7.13	$8.15	$7.58	$6.96	
Value at end of period	$11.82	$9.50	$9.46	$9.57	$10.21	$8.44	$7.13	$8.15	$7.58	
Number of accumulation units outstanding at end of period	40	40	207	207	207	207	275	275	275	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.86	$19.17	$18.09	$15.98	$12.24	$10.40	$10.33			
Value at end of period	$25.68	$19.86	$19.17	$18.09	$15.98	$12.24	$10.40			
Number of accumulation units outstanding at end of period	77,727	87,125	89,712	98,829	10,846	11,252	12,554			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.68	$13.82	$14.51	$13.23	$10.14	$8.87	$8.60	$7.23	$6.44	$9.25
Value at end of period	$17.74	$15.68	$13.82	$14.51	$13.23	$10.14	$8.87	$8.60	$7.23	$6.44
Number of accumulation units outstanding at end of period	0	0	0	0	5	1,926	1,785	1,754	2,375	1,937
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$30.78	$28.80	$28.75	$26.51	$20.16	$17.71	$19.59			
Value at end of period	$38.37	$30.78	$28.80	$28.75	$26.51	$20.16	$17.71			
Number of accumulation units outstanding at end of period	19,401	22,957	22,964	23,583	0	40	40			

CFI 43

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$45.65	$36.80	$37.22	$35.06	$25.54	$22.38	$23.03	$18.58	$14.62	$21.27
Value at end of period	$50.62	$45.65	$36.80	$37.22	$35.06	$25.54	$22.38	$23.03	$18.58	$14.62
Number of accumulation units outstanding at end of period	12,294	12,195	12,198	12,372	862	1,276	1,902	2,112	2,158	3,758
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$21.61	$19.13	$19.37	$17.78						
Value at end of period	$25.57	$21.61	$19.13	$19.37						
Number of accumulation units outstanding at end of period	1,376	1,384	2,600	2,261						
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.82	$15.94	$16.01	$15.22	$13.13	$11.61	$12.02	$10.60	$8.46	$12.84
Value at end of period	$19.32	$16.82	$15.94	$16.01	$15.22	$13.13	$11.61	$12.02	$10.60	$8.46
Number of accumulation units outstanding at end of period	58,311	61,474	51,372	45,975	6,057	237,708	228,952	220,355	208,947	205,625
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.60	$16.63	$16.77	$15.92	$13.28	$11.58	$12.18	$10.67	$8.34	$13.29
Value at end of period	$20.95	$17.60	$16.63	$16.77	$15.92	$13.28	$11.58	$12.18	$10.67	$8.34
Number of accumulation units outstanding at end of period	31,230	27,011	23,198	19,539	0	193,124	181,697	166,923	150,258	139,377
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.06	$17.03	$17.26	$16.32	$13.27	$11.53	$12.20	$10.63	$8.22	$13.71
Value at end of period	$21.82	$18.06	$17.03	$17.26	$16.32	$13.27	$11.53	$12.20	$10.63	$8.22
Number of accumulation units outstanding at end of period	16,069	15,788	11,167	10,756	0	38,359	34,067	28,191	23,400	16,963
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$17.23	$16.24	$16.44	$15.53	$12.62	$10.96	$11.59	$11.08		
Value at end of period	$20.88	$17.23	$16.24	$16.44	$15.53	$12.62	$10.96	$11.59		
Number of accumulation units outstanding at end of period	1,515	432	0	0	0	1,205	966	46		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.72	$15.10	$15.14	$14.37	$13.48	$12.32	$12.32	$11.28	$9.66	$11.63
Value at end of period	$17.13	$15.72	$15.10	$15.14	$14.37	$13.48	$12.32	$12.32	$11.28	$9.66
Number of accumulation units outstanding at end of period	12,565	13,606	13,198	2,967	0	8,118	26,425	5,426	6,531	5,921
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.90	$19.84	$19.96	$18.78	$16.81	$15.02	$14.81	$13.38	$11.39	$14.96
Value at end of period	$23.02	$20.90	$19.84	$19.96	$18.78	$16.81	$15.02	$14.81	$13.38	$11.39
Number of accumulation units outstanding at end of period	131	119	178	178	178	178	178	220	220	417
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.99	$17.82	$18.10	$17.04	$13.97	$12.19	$12.60	$11.18	$8.96	$14.07
Value at end of period	$22.30	$18.99	$17.82	$18.10	$17.04	$13.97	$12.19	$12.60	$11.18	$8.96
Number of accumulation units outstanding at end of period	588	507	498	509	1,045	1,045	1,090	1,090	1,090	3,378
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.60	$18.44	$18.61	$17.51	$15.07	$13.31	$13.43	$12.03	$9.91	$14.31
Value at end of period	$22.36	$19.60	$18.44	$18.61	$17.51	$15.07	$13.31	$13.43	$12.03	$9.91
Number of accumulation units outstanding at end of period	574	379	671	671	938	1,250	2,079	2,398	3,162	3,585
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$24.40	$21.93	$21.76	$19.26	$14.64	$12.69	$12.51	$10.94	$8.70	$13.88
Value at end of period	$29.53	$24.40	$21.93	$21.76	$19.26	$14.64	$12.69	$12.51	$10.94	$8.70
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$37.97	$30.72	$31.37	$27.99	$21.38	$18.44	$19.11	$15.72	$11.62	$15.88
Value at end of period	$42.05	$37.97	$30.72	$31.37	$27.99	$21.38	$18.44	$19.11	$15.72	$11.62
Number of accumulation units outstanding at end of period	7,464	7,615	6,952	6,352	8	8	8	8	8	11

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$33.23	$31.66	$33.45	$32.17	$23.25	$19.50	$19.14	$15.19	$11.27	$19.25
Value at end of period	$42.45	$33.23	$31.66	$33.45	$32.17	$23.25	$19.50	$19.14	$15.19	$11.27
Number of accumulation units outstanding at end of period	172	172	172	172	172	172	172	172	550	1,446
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$18.91	$18.21	$17.75	$16.00						
Value at end of period	$19.82	$18.91	$18.21	$17.75						
Number of accumulation units outstanding at end of period	2,379	4,003	3,918	774						
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$35.02	$32.41	$31.59	$28.10	$20.93	$18.71	$19.69	$17.64	$17.75	
Value at end of period	$42.43	$35.02	$32.41	$31.59	$28.10	$20.93	$18.71	$19.69	$17.64	
Number of accumulation units outstanding at end of period	6	6	6	6	6	6	6	6	6	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$25.15	$21.43	$22.87	$21.03	$15.63	$13.22	$13.55	$11.81	$9.22	$14.56
Value at end of period	$29.49	$25.15	$21.43	$22.87	$21.03	$15.63	$13.22	$13.55	$11.81	$9.22
Number of accumulation units outstanding at end of period	406	406	405	406	405	406	550	476	406	317
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.90	$19.07	$19.53	$18.58	$14.92	$13.27	$13.47	$12.03	$9.84	$12.48
Value at end of period	$24.20	$21.90	$19.07	$19.53	$18.58	$14.92	$13.27	$13.47	$12.03	$9.84
Number of accumulation units outstanding at end of period	8,321	8,327	8,421	8,426	8,270	9,698	10,403	12,300	13,962	16,732
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$23.12	$19.35	$20.00	$18.23	$13.66	$11.97	$13.29			
Value at end of period	$26.24	$23.12	$19.35	$20.00	$18.23	$13.66	$11.97			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	188			
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$37.90	$33.16	$34.32	$29.95	$22.85	$19.10	$18.83	$15.37	$12.27	$18.39
Value at end of period	$42.95	$37.90	$33.16	$34.32	$29.95	$22.85	$19.10	$18.83	$15.37	$12.27
Number of accumulation units outstanding at end of period	92	92	92	92	92	2,470	1,447	1,343	1,232	1,631
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.26	$24.15	$25.16	$23.30	$16.83	$14.23	$14.47	$11.46	$9.03	$12.94
Value at end of period	$33.70	$29.26	$24.15	$25.16	$23.30	$16.83	$14.23	$14.47	$11.46	$9.03
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,900	2,730	2,561	2,375	2,374
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.85	$20.88	$20.88	$20.48	$16.17	$13.33	$14.56	$12.13	$8.72	$14.66
Value at end of period	$28.36	$20.85	$20.88	$20.88	$20.48	$16.17	$13.33	$14.56	$12.13	$8.72
Number of accumulation units outstanding at end of period	19,642	19,786	20,320	21,857	24,567	28,622	32,266	44,228	48,674	57,029
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.70	$19.06	$20.05	$20.05	$17.91	$15.47	$15.63	$13.18	$11.07	
Value at end of period	$23.22	$21.70	$19.06	$20.05	$20.05	$17.91	$15.47	$15.63	$13.18	
Number of accumulation units outstanding at end of period	8,434	7,500	4,940	3,574	0	0	0	0	904	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$25.61	$23.78	$22.68	$20.29	$16.66	$14.61	$14.25	$12.54	$9.44	$13.07
Value at end of period	$29.37	$25.61	$23.78	$22.68	$20.29	$16.66	$14.61	$14.25	$12.54	$9.44
Number of accumulation units outstanding at end of period	41,752	45,907	48,905	47,649	0	6,060	5,893	5,448	5,079	4,535
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.38	$24.64	$24.94	$21.75	$16.15	$14.36	$14.96	$11.36	$7.78	$14.13
Value at end of period	$32.81	$26.38	$24.64	$24.94	$21.75	$16.15	$14.36	$14.96	$11.36	$7.78
Number of accumulation units outstanding at end of period	16,239	16,484	17,020	18,566	20,475	24,515	25,919	27,058	32,557	39,391

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$30.18	$25.50	$27.49	$25.67	$19.86	$17.00	$17.21	$15.03	$12.06	$18.83
Value at end of period	$34.96	$30.18	$25.50	$27.49	$25.67	$19.86	$17.00	$17.21	$15.03	$12.06
Number of accumulation units outstanding at end of period	0	0	19,853	27,859	0	0	0	0	0	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$32.21	$31.84	$28.84	$26.63	$19.19	$16.19	$16.43	$14.11	$9.90	$17.19
Value at end of period	$42.88	$32.21	$31.84	$28.84	$26.63	$19.19	$16.19	$16.43	$14.11	$9.90
Number of accumulation units outstanding at end of period	4,713	4,811	4,812	4,811	5,361	5,464	6,309	7,024	7,551	10,910
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.24	$10.09	$10.48	$11.26	$9.39	$7.93	$9.04	$8.33	$6.33	$10.21
Value at end of period	$12.49	$10.24	$10.09	$10.48	$11.26	$9.39	$7.93	$9.04	$8.33	$6.33
Number of accumulation units outstanding at end of period	33,000	30,847	30,212	23,416	3,860	3,908	4,404	4,687	5,041	5,717
WANGER SELECT										
Value at beginning of period	$26.24	$23.23	$23.25	$22.62	$16.87	$14.29	$17.42	$13.81	$8.34	$16.43
Value at end of period	$33.12	$26.24	$23.23	$23.25	$22.62	$16.87	$14.29	$17.42	$13.81	$8.34
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,922	1,666	1,500	1,394	1,294
WANGER USA										
Value at beginning of period	$27.41	$24.19	$24.43	$23.39	$17.55	$14.67	$15.26	$12.41	$8.76	$14.57
Value at end of period	$32.66	$27.41	$24.19	$24.43	$23.39	$17.55	$14.67	$15.26	$12.41	$8.76
Number of accumulation units outstanding at end of period	0	0	0	0	1,194	1,194	487	487	0	0

TABLE 8

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$22.30	$21.95	$21.50	$20.60	$15.35	$13.42	$13.18			
Value at end of period	$28.30	$22.30	$21.95	$21.50	$20.60	$15.35	$13.42			
Number of accumulation units outstanding at end of period	0	0	97	97	97	0	4			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.90	$16.70	$16.83	$14.82	$12.12	$10.94	$11.19	$9.69	$7.97	
Value at end of period	$22.99	$17.90	$16.70	$16.83	$14.82	$12.12	$10.94	$11.19	$9.69	
Number of accumulation units outstanding at end of period	1,455	1,455	1,455	427	422	414	9,073	8,673	4,402	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$18.30	$16.81	$17.37	$15.98	$12.37	$11.33	$11.16	$9.98	$8.29	
Value at end of period	$22.19	$18.30	$16.81	$17.37	$15.98	$12.37	$11.33	$11.16	$9.98	
Number of accumulation units outstanding at end of period	2,706	5,549	2,957	3,970	5,169	4,626	19,395	7,768	3,175	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.71	$12.19	$12.51	$12.23	$13.51	$12.72	$11.30	$10.75	$10.50	
Value at end of period	$13.05	$12.71	$12.19	$12.51	$12.23	$13.51	$12.72	$11.30	$10.75	
Number of accumulation units outstanding at end of period	4,180	5,805	5,602	7,222	15,249	14,454	20,751	6,968	365	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.95	$9.34	$9.23							
Value at end of period	$11.31	$9.95	$9.34							
Number of accumulation units outstanding at end of period	181	181	181							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$17.26	$15.41	$14.97	$13.80	$10.54	$9.03	$9.25	$8.14	$6.13	$9.04
Value at end of period	$21.19	$17.26	$15.41	$14.97	$13.80	$10.54	$9.03	$9.25	$8.14	$6.13
Number of accumulation units outstanding at end of period	176,131	205,159	253,628	241,219	234,729	196,302	191,349	143,003	81,611	3,433
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$15.23	$14.45	$14.14	$13.94	$10.82	$8.90	$10.43	$8.38	$5.48	$8.63
Value at end of period	$19.24	$15.23	$14.45	$14.14	$13.94	$10.82	$8.90	$10.43	$8.38	$5.48
Number of accumulation units outstanding at end of period	9,497	8,949	9,806	12,254	8,838	5,901	97,154	45,457	18,329	2,903
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.54	$12.25	$12.27	$11.67	$11.95	$11.34	$10.69	$10.00	$8.74	$9.96
Value at end of period	$12.89	$12.54	$12.25	$12.27	$11.67	$11.95	$11.34	$10.69	$10.00	$8.74
Number of accumulation units outstanding at end of period	10,396	8,947	7,671	3,669	3,044	13,183	17,650	12,418	5,176	1,903
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$25.68	$23.77	$22.66	$20.82	$15.62	$13.01	$13.73	$12.28	$9.16	$15.10
Value at end of period	$32.25	$25.68	$23.77	$22.66	$20.82	$15.62	$13.01	$13.73	$12.28	$9.16
Number of accumulation units outstanding at end of period	96,735	93,906	105,776	111,688	115,675	116,299	198,885	135,584	101,314	80,865
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$23.64	$20.94	$21.07	$19.03	$14.49	$12.94	$12.14	$10.76	$9.07	$13.63
Value at end of period	$28.28	$23.64	$20.94	$21.07	$19.03	$14.49	$12.94	$12.14	$10.76	$9.07
Number of accumulation units outstanding at end of period	36,532	34,255	36,455	38,625	36,946	37,913	106,307	93,119	79,484	52,509
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$22.06	$17.85	$20.00	$18.30	$12.71	$10.96	$11.78	$10.33		
Value at end of period	$24.50	$22.06	$17.85	$20.00	$18.30	$12.71	$10.96	$11.78		
Number of accumulation units outstanding at end of period	63	63	63	1,360	2,732	6,153	6,341	6,002		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$33.02	$28.69	$30.04	$27.18	$18.86	$15.74	$17.82	$13.04		
Value at end of period	$38.12	$33.02	$28.69	$30.04	$27.18	$18.86	$15.74	$17.82		
Number of accumulation units outstanding at end of period	156	680	788	1,377	1,595	154	896	116		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$10.44	$11.60	$12.11	$12.28	$9.85	$7.89	$8.54	$8.09	$5.81	$5.74
Value at end of period	$13.62	$10.44	$11.60	$12.11	$12.28	$9.85	$7.89	$8.54	$8.09	$5.81
Number of accumulation units outstanding at end of period	3,009	2,680	4,078	2,857	4,342	3,539	961	1,808	1,148	32
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$10.55	$10.11								
Value at end of period	$12.28	$10.55								
Number of accumulation units outstanding at end of period	13,613	3,962								
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.46	$10.11	$10.38							
Value at end of period	$11.76	$9.46	$10.11							
Number of accumulation units outstanding at end of period	13,584	814	10,987							

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$28.13	$23.09	$24.91	$23.50	$17.70	$15.70	$15.86	$12.67	$12.44	
Value at end of period	$30.42	$28.13	$23.09	$24.91	$23.50	$17.70	$15.70	$15.86	$12.67	
Number of accumulation units outstanding at end of period	981	2,254	890	1,271	2,042	1,131	2,718	978	361	
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$28.73	$26.74	$27.45	$25.15	$21.40	$19.44	$18.67	$16.72	$13.40	$19.59
Value at end of period	$32.05	$28.73	$26.74	$27.45	$25.15	$21.40	$19.44	$18.67	$16.72	$13.40
Number of accumulation units outstanding at end of period	2,513	2,511	3,667	3,843	3,843	3,842	7,403	6,536	5,287	5,471
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$16.05	$15.26	$14.59	$11.25	$10.96	$9.51	$9.00			
Value at end of period	$17.12	$16.05	$15.26	$14.59	$11.25	$10.96	$9.51			
Number of accumulation units outstanding at end of period	186	572	3,408	1,592	2,850	2,560	120			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$15.93	$13.94	$14.31	$12.86	$9.87	$8.62	$9.12	$7.87	$6.21	$6.49
Value at end of period	$18.51	$15.93	$13.94	$14.31	$12.86	$9.87	$8.62	$9.12	$7.87	$6.21
Number of accumulation units outstanding at end of period	80,872	86,612	93,936	96,052	87,896	76,185	72,667	19,996	13,829	391
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.55	$15.47	$16.38	$14.68	$10.91	$9.40	$9.86	$8.05	$6.36	
Value at end of period	$19.82	$17.55	$15.47	$16.38	$14.68	$10.91	$9.40	$9.86	$8.05	
Number of accumulation units outstanding at end of period	3,435	4,119	3,195	9,654	2,580	1,023	861	267	118	
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$15.45	$11.84	$13.09							
Value at end of period	$17.18	$15.45	$11.84							
Number of accumulation units outstanding at end of period	108	107	107							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$57.81	$53.74	$53.60	$48.07	$36.76	$31.71	$32.66	$27.97	$20.69	$36.14
Value at end of period	$70.18	$57.81	$53.74	$53.60	$48.07	$36.76	$31.71	$32.66	$27.97	$20.69
Number of accumulation units outstanding at end of period	240,320	247,796	274,283	268,657	259,968	252,378	326,308	209,225	179,245	150,860
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$38.85	$33.05	$34.55	$31.91	$25.00	$21.40	$21.27	$18.55	$14.30	$25.04
Value at end of period	$43.68	$38.85	$33.05	$34.55	$31.91	$25.00	$21.40	$21.27	$18.55	$14.30
Number of accumulation units outstanding at end of period	68,473	69,257	82,990	89,606	98,486	104,325	140,734	127,694	122,797	125,190
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.89	$35.75	$33.49	$30.21	$22.25	$19.48	$19.51	$15.78	$12.35	$23.47
Value at end of period	$48.31	$35.89	$35.75	$33.49	$30.21	$22.25	$19.48	$19.51	$15.78	$12.35
Number of accumulation units outstanding at end of period	47,903	49,197	53,041	61,700	60,233	61,840	142,448	81,623	77,201	59,880
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.65	$23.96	$23.21	$25.35	$19.51	$16.23	$19.67	$17.46	$13.85	$24.75
Value at end of period	$29.39	$22.65	$23.96	$23.21	$25.35	$19.51	$16.23	$19.67	$17.46	$13.85
Number of accumulation units outstanding at end of period	10,555	10,042	10,382	11,831	11,640	12,576	18,886	16,908	17,914	14,940
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$37.44	$28.87	$31.30	$31.25	$23.03	$19.53	$20.37	$15.95	$12.40	$18.59
Value at end of period	$41.26	$37.44	$28.87	$31.30	$31.25	$23.03	$19.53	$20.37	$15.95	$12.40
Number of accumulation units outstanding at end of period	56,760	66,875	78,878	78,281	70,897	62,380	143,074	103,075	62,253	27,274
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.20	$18.11	$19.00	$18.26	$14.19	$12.91	$13.82	$12.33	$10.08	
Value at end of period	$23.15	$20.20	$18.11	$19.00	$18.26	$14.19	$12.91	$13.82	$12.33	
Number of accumulation units outstanding at end of period	809	825	1,189	1,173	2,530	1,168	5,443	5,447	4,215	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$58.08	$57.02	$54.52	$50.48	$36.16	$37.19				
Value at end of period	$73.67	$58.08	$57.02	$54.52	$50.48	$36.16				
Number of accumulation units outstanding at end of period	2,570	2,911	3,204	2,988	3,045	3,858				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$17.92	$16.32	$17.38	$16.14	$12.54	$11.05	$11.10	$10.18	$7.96	$11.44
Value at end of period	$20.20	$17.92	$16.32	$17.38	$16.14	$12.54	$11.05	$11.10	$10.18	$7.96
Number of accumulation units outstanding at end of period	7,111	8,175	8,244	9,525	10,697	14,991	24,308	18,663	18,002	14,950
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$10.65	$10.51	$10.47							
Value at end of period	$14.08	$10.65	$10.51							
Number of accumulation units outstanding at end of period	2,793	127	127							
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$54.69	$52.50	$52.38	$48.47	$40.50	$35.79	$35.81			
Value at end of period	$64.52	$54.69	$52.50	$52.38	$48.47	$40.50	$35.79			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0			
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$46.23	$41.31	$39.87	$35.58	$26.98	$23.10	$23.12			
Value at end of period	$58.68	$46.23	$41.31	$39.87	$35.58	$26.98	$23.10			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	11			
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$29.40	$28.92	$29.71	$27.77	$21.71	$18.15	$19.42			
Value at end of period	$37.20	$29.40	$28.92	$29.71	$27.77	$21.71	$18.15			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	57			
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$22.05	$17.55	$18.27	$17.46	$12.93	$11.19	$11.44	$9.20	$7.19	$6.15
Value at end of period	$24.10	$22.05	$17.55	$18.27	$17.46	$12.93	$11.19	$11.44	$9.20	$7.19
Number of accumulation units outstanding at end of period	3,268	4,078	3,715	3,812	6,689	7,327	9,938	4,962	2,941	14
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$25.96	$22.39	$23.37	$21.04	$16.21	$14.21	$14.86	$11.89	$9.43	$15.61
Value at end of period	$27.62	$25.96	$22.39	$23.37	$21.04	$16.21	$14.21	$14.86	$11.89	$9.43
Number of accumulation units outstanding at end of period	49,388	52,883	53,606	55,383	58,410	62,323	71,717	28,397	26,704	23,024
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period	$10.13	$10.11								
Value at end of period	$10.34	$10.13								
Number of accumulation units outstanding at end of period	728	947								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$10.44	$10.25	$10.29	$9.76	$9.78					
Value at end of period	$10.72	$10.44	$10.25	$10.29	$9.76					
Number of accumulation units outstanding at end of period	648	670	952	1,443	83					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$19.33	$17.66	$17.83	$16.23	$11.81	$10.70	$11.09	$9.08	$7.00	$11.50
Value at end of period	$22.79	$19.33	$17.66	$17.83	$16.23	$11.81	$10.70	$11.09	$9.08	$7.00
Number of accumulation units outstanding at end of period	4,991	2,900	2,705	2,997	3,237	1,400	5,148	3,151	4,777	3,468

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$75.83	$71.22	$83.21	$87.76	$81.32	$67.56	$82.82	$65.48	$36.18	$69.89
Value at end of period	$101.79	$75.83	$71.22	$83.21	$87.76	$81.32	$67.56	$82.82	$65.48	$36.18
Number of accumulation units outstanding at end of period	25,308	25,489	25,949	29,161	28,228	25,454	91,690	65,952	57,138	43,790
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$37.97	$38.09	$36.79	$36.11	$28.48	$23.58	$24.73			
Value at end of period	$51.69	$37.97	$38.09	$36.79	$36.11	$28.48	$23.58			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	44			
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$27.30	$23.22	$24.77	$22.22	$15.82	$13.46	$13.82	$11.24	$8.23	$13.29
Value at end of period	$31.04	$27.30	$23.22	$24.77	$22.22	$15.82	$13.46	$13.82	$11.24	$8.23
Number of accumulation units outstanding at end of period	8,671	9,452	10,519	7,400	6,240	4,219	7,215	6,894	7,363	3,435
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$18.14	$17.21	$17.37	$16.15	$13.93	$12.57	$12.86	$11.54	$9.55	$13.83
Value at end of period	$20.44	$18.14	$17.21	$17.37	$16.15	$13.93	$12.57	$12.86	$11.54	$9.55
Number of accumulation units outstanding at end of period	13,967	13,566	12,614	12,182	11,263	10,677	60,979	48,953	46,979	39,453
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$6.22	$5.46	$7.20							
Value at end of period	$6.35	$6.22	$5.46							
Number of accumulation units outstanding at end of period	3,171	4,944	6,103							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$16.27	$15.53	$16.02	$15.61	$17.26	$15.93	$14.33	$13.31	$11.29	$12.19
Value at end of period	$16.80	$16.27	$15.53	$16.02	$15.61	$17.26	$15.93	$14.33	$13.31	$11.29
Number of accumulation units outstanding at end of period	314,766	314,514	375,835	409,658	421,397	447,237	539,131	341,029	247,264	173,754
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$20.52	$18.04	$18.85	$18.91	$16.95	$14.66	$14.97	$12.73	$7.97	$12.38
Value at end of period	$21.92	$20.52	$18.04	$18.85	$18.91	$16.95	$14.66	$14.97	$12.73	$7.97
Number of accumulation units outstanding at end of period	6,724	10,366	6,502	5,836	7,668	7,169	36,573	31,729	18,192	11,734
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.05	$9.97	$10.08							
Value at end of period	$10.32	$10.05	$9.97							
Number of accumulation units outstanding at end of period	0	1,156	3,435							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$34.84	$32.93	$34.53	$34.13	$33.52	$29.06	$29.89	$26.63	$22.49	$21.25
Value at end of period	$35.51	$34.84	$32.93	$34.53	$34.13	$33.52	$29.06	$29.89	$26.63	$22.49
Number of accumulation units outstanding at end of period	22,154	23,205	23,626	29,943	27,197	23,660	195,877	185,171	152,510	114,313
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.61	$2.48	$3.39	$3.72	$7.69	$8.78	$9.82			
Value at end of period	$3.94	$3.61	$2.48	$3.39	$3.72	$7.69	$8.78			
Number of accumulation units outstanding at end of period	3,591	3,591	2,502	11,249	520	312	36,297			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$31.37	$29.21	$29.88	$28.25	$24.30	$21.47	$21.84	$19.22	$16.18	$22.60
Value at end of period	$35.85	$31.37	$29.21	$29.88	$28.25	$24.30	$21.47	$21.84	$19.22	$16.18
Number of accumulation units outstanding at end of period	26,733	27,207	33,672	39,539	41,740	45,143	63,229	34,947	29,955	22,300

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.77	$9.67	$9.92							
Value at end of period	$12.80	$10.77	$9.67							
Number of accumulation units outstanding at end of period	1,813	0	1,654							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.02	$14.19	$14.89	$14.72	$15.57	$14.49	$14.02	$12.02	$10.04	$11.80
Value at end of period	$16.41	$15.02	$14.19	$14.89	$14.72	$15.57	$14.49	$14.02	$12.02	$10.04
Number of accumulation units outstanding at end of period	67,110	0	1,095	84,222	90,539	103,315	148,954	144,018	121,301	110,126
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.94	$9.41	$10.03							
Value at end of period	$12.25	$9.94	$9.41							
Number of accumulation units outstanding at end of period	186,342	208,777	215,715							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$10.45	$9.82	$10.62							
Value at end of period	$11.96	$10.45	$9.82							
Number of accumulation units outstanding at end of period	55	55	55							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.79	$14.82	$14.88	$14.94	$15.00	$15.05	$15.11	$15.13	$15.14	$14.81
Value at end of period	$14.82	$14.79	$14.82	$14.88	$14.94	$15.00	$15.05	$15.11	$15.13	$15.14
Number of accumulation units outstanding at end of period	179,680	189,601	246,940	209,014	200,053	195,547	516,230	424,699	341,673	254,245
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$30.28	$27.70	$28.21	$25.58	$19.66	$17.05	$17.16	$15.10	$11.64	$18.73
Value at end of period	$36.30	$30.28	$27.70	$28.21	$25.58	$19.66	$17.05	$17.16	$15.10	$11.64
Number of accumulation units outstanding at end of period	138,614	143,351	161,354	171,449	173,624	172,288	274,781	126,980	34,971	27,237
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$21.36	$18.71	$19.17	$19.03	$18.09	$15.93	$15.31	$13.46	$9.04	$11.72
Value at end of period	$22.59	$21.36	$18.71	$19.17	$19.03	$18.09	$15.93	$15.31	$13.46	$9.04
Number of accumulation units outstanding at end of period	11,899	13,145	13,732	13,394	12,204	15,368	27,262	30,494	21,216	10,278
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$40.32	$36.71	$36.55	$32.23	$24.34	$21.36	$21.46	$18.91	$15.41	$24.64
Value at end of period	$50.06	$40.32	$36.71	$36.55	$32.23	$24.34	$21.36	$21.46	$18.91	$15.41
Number of accumulation units outstanding at end of period	48,929	51,803	56,611	66,030	65,887	67,566	178,883	126,211	128,222	103,897
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$48.40	$41.13	$42.05	$38.53	$28.75	$24.53	$24.91	$20.51	$15.64	$25.15
Value at end of period	$54.75	$48.40	$41.13	$42.05	$38.53	$28.75	$24.53	$24.91	$20.51	$15.64
Number of accumulation units outstanding at end of period	65,859	71,791	79,068	85,139	87,868	89,145	188,067	192,388	185,234	180,886
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.79	$28.22	$29.27	$27.87	$19.61	$17.52	$17.72	$14.48	$11.65	$17.61
Value at end of period	$39.18	$35.79	$28.22	$29.27	$27.87	$19.61	$17.52	$17.72	$14.48	$11.65
Number of accumulation units outstanding at end of period	20,043	24,717	25,177	26,625	27,092	23,922	150,543	139,941	123,368	102,558
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$26.97	$25.96	$25.91	$24.38	$24.51	$22.50	$21.00	$19.20	$17.28	$18.95
Value at end of period	$28.22	$26.97	$25.96	$25.91	$24.38	$24.51	$22.50	$21.00	$19.20	$17.28
Number of accumulation units outstanding at end of period	170,662	189,298	212,852	65,668	69,611	77,271	144,842	112,533	75,955	59,371
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.46	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$5.95	$5.74
Value at end of period	$11.77	$9.46	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$5.95
Number of accumulation units outstanding at end of period	43,413	39,572	41,436	34,840	30,887	24,938	31,584	24,706	16,274	920

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.80	$19.12	$18.05	$15.95	$12.23	$10.40	$10.33			
Value at end of period	$25.59	$19.80	$19.12	$18.05	$15.95	$12.23	$10.40			
Number of accumulation units outstanding at end of period	118,236	117,320	136,258	150,330	39,493	37,085	49,972			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.60	$13.75	$14.45	$13.18	$10.11	$8.85	$8.58	$7.22	$6.43	$9.24
Value at end of period	$17.64	$15.60	$13.75	$14.45	$13.18	$10.11	$8.85	$8.58	$7.22	$6.43
Number of accumulation units outstanding at end of period	326,002	347,510	401,265	432,842	413,994	377,511	504,898	280,007	261,845	220,248
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$30.55	$28.59	$28.56	$26.34	$20.04	$17.62	$17.78	$13.69	$9.72	$15.65
Value at end of period	$38.06	$30.55	$28.59	$28.56	$26.34	$20.04	$17.62	$17.78	$13.69	$9.72
Number of accumulation units outstanding at end of period	112,537	14,486	15,246	13,333	18,133	8,858	21,384	15,716	12,313	14,662
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.96	$16.58	$16.70	$14.54	$11.17	$10.15	$10.65	$9.21	$7.43	$11.39
Value at end of period	$21.78	$17.96	$16.58	$16.70	$14.54	$11.17	$10.15	$10.65	$9.21	$7.43
Number of accumulation units outstanding at end of period	2,764	2,660	4,186	5,894	2,897	2,827	9,980	10,708	10,616	8,761
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$28.24	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	$12.60	$10.72	
Value at end of period	$36.92	$28.24	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	$12.60	
Number of accumulation units outstanding at end of period	14,522	13,521	18,171	13,344	13,970	16,592	8,337	904	782	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.93	$16.22	$15.96	$14.19	$10.79	$9.37	$9.17	$8.21	$6.66	$9.09
Value at end of period	$21.89	$17.93	$16.22	$15.96	$14.19	$10.79	$9.37	$9.17	$8.21	$6.66
Number of accumulation units outstanding at end of period	48,785	38,323	30,543	21,396	13,696	9,653	19,470	11,245	11,087	1,507
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.53	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	$11.89	$10.07	
Value at end of period	$27.66	$24.53	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	$11.89	
Number of accumulation units outstanding at end of period	4,147	5,707	10,245	4,557	4,429	6,413	5,376	1,326	951	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$28.30	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89	$11.43	
Value at end of period	$35.05	$28.30	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89	
Number of accumulation units outstanding at end of period	7,092	6,991	6,874	6,601	6,210	4,504	10,274	5,078	3,042	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.35	$17.13	$17.70	$15.76	$11.79	$10.12	$10.35	$8.30	$5.95	$6.57
Value at end of period	$22.73	$19.35	$17.13	$17.70	$15.76	$11.79	$10.12	$10.35	$8.30	$5.95
Number of accumulation units outstanding at end of period	40,461	35,992	41,475	14,665	9,194	6,159	7,676	4,356	2,136	379
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$20.32	$16.85	$17.72	$16.96	$12.27	$10.62	$11.09	$8.81	$6.99	$9.72
Value at end of period	$23.13	$20.32	$16.85	$17.72	$16.96	$12.27	$10.62	$11.09	$8.81	$6.99
Number of accumulation units outstanding at end of period	44,942	43,314	42,994	21,356	17,065	7,162	13,973	6,169	3,147	505
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$67.57	$54.50	$55.15	$51.97	$37.88	$33.21	$34.19	$27.60	$21.72	$31.63
Value at end of period	$74.90	$67.57	$54.50	$55.15	$51.97	$37.88	$33.21	$34.19	$27.60	$21.72
Number of accumulation units outstanding at end of period	43,549	47,144	50,662	51,027	53,691	52,465	64,878	46,901	45,122	48,123
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$21.45	$18.99	$19.24	$18.29	$13.20	$11.51	$11.46	$8.69	$6.66	$10.21
Value at end of period	$25.36	$21.45	$18.99	$19.24	$18.29	$13.20	$11.51	$11.46	$8.69	$6.66
Number of accumulation units outstanding at end of period	5,249	4,758	5,112	4,706	4,043	2,484	5,075	6,372	4,903	11,905

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.72	$15.85	$15.93	$15.15	$13.08	$11.57	$11.99	$10.58	$8.45	$12.82
Value at end of period	$19.20	$16.72	$15.85	$15.93	$15.15	$13.08	$11.57	$11.99	$10.58	$8.45
Number of accumulation units outstanding at end of period	304,525	340,064	388,612	362,953	329,777	318,728	337,131	184,835	123,122	45,788
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.50	$16.54	$16.69	$15.85	$13.22	$11.54	$12.14	$10.64	$8.33	$13.27
Value at end of period	$20.82	$17.50	$16.54	$16.69	$15.85	$13.22	$11.54	$12.14	$10.64	$8.33
Number of accumulation units outstanding at end of period	255,643	262,527	331,216	304,504	277,385	257,992	256,695	122,505	87,228	30,562
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$16.94	$17.17	$16.25	$13.22	$11.49	$12.16	$10.61	$8.20	$13.69
Value at end of period	$21.68	$17.95	$16.94	$17.17	$16.25	$13.22	$11.49	$12.16	$10.61	$8.20
Number of accumulation units outstanding at end of period	178,514	171,246	178,905	179,667	169,734	161,046	152,696	62,015	51,178	20,619
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$17.17	$16.20	$16.40	$15.50	$12.60	$10.95	$11.59	$11.37		
Value at end of period	$20.80	$17.17	$16.20	$16.40	$15.50	$12.60	$10.95	$11.59		
Number of accumulation units outstanding at end of period	12,457	12,668	11,068	2,607	2,099	1,303	643	444		
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$13.62	$12.86	$12.97	$12.25	$10.63	$9.39	$9.07			
Value at end of period	$15.57	$13.62	$12.86	$12.97	$12.25	$10.63	$9.39			
Number of accumulation units outstanding at end of period	16,430	617	617	321	4,428	4,108	11			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.63	$15.02	$15.07	$14.30	$13.42	$12.28	$12.28	$11.25	$9.64	$11.61
Value at end of period	$17.02	$15.63	$15.02	$15.07	$14.30	$13.42	$12.28	$12.28	$11.25	$9.64
Number of accumulation units outstanding at end of period	148,298	161,006	216,725	17,717	17,095	16,488	16,856	11,675	4,426	1,170
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.50	$12.80	$12.90	$12.27	$11.24	$10.08	$10.19	$9.20	$7.55	
Value at end of period	$14.83	$13.50	$12.80	$12.90	$12.27	$11.24	$10.08	$10.19	$9.20	
Number of accumulation units outstanding at end of period	3,237	3,236	3,237	3,237	3,237	3,238	5,248	4,595	592	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$26.95	$25.60	$25.75	$24.25	$21.72	$19.42	$19.15	$17.31	$14.75	$19.37
Value at end of period	$29.67	$26.95	$25.60	$25.75	$24.25	$21.72	$19.42	$19.15	$17.31	$14.75
Number of accumulation units outstanding at end of period	12,849	14,771	15,140	18,175	22,080	22,492	24,119	26,833	32,861	52,219
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.83	$26.13	$26.55	$25.01	$20.51	$17.91	$18.52	$16.45	$13.19	$20.71
Value at end of period	$32.67	$27.83	$26.13	$26.55	$25.01	$20.51	$17.91	$18.52	$16.45	$13.19
Number of accumulation units outstanding at end of period	11,669	11,892	14,628	13,424	12,446	15,010	19,911	15,294	15,333	24,459
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$26.99	$25.41	$25.66	$24.15	$20.79	$18.38	$18.56	$16.63	$13.70	$19.79
Value at end of period	$30.78	$26.99	$25.41	$25.66	$24.15	$20.79	$18.38	$18.56	$16.63	$13.70
Number of accumulation units outstanding at end of period	37,940	35,143	38,029	40,255	41,542	42,865	50,480	49,963	55,554	59,917
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.12	$12.87	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80	$10.24	$9.86
Value at end of period	$13.48	$13.12	$12.87	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80	$10.24
Number of accumulation units outstanding at end of period	10,474	10,125	14,329	11,500	17,642	15,469	16,786	7,306	5,736	1,778
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$24.24	$21.80	$21.65	$19.17	$14.58	$12.64	$12.47	$10.91	$8.68	$13.85
Value at end of period	$29.33	$24.24	$21.80	$21.65	$19.17	$14.58	$12.64	$12.47	$10.91	$8.68
Number of accumulation units outstanding at end of period	67,525	72,808	107,222	105,515	94,740	83,016	66,522	50,375	34,100	913

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$37.70	$30.51	$31.17	$27.83	$21.27	$18.35	$19.03	$15.66	$11.58	$15.84
Value at end of period	$41.72	$37.70	$30.51	$31.17	$27.83	$21.27	$18.35	$19.03	$15.66	$11.58
Number of accumulation units outstanding at end of period	6,567	12,145	10,243	10,962	12,968	12,071	13,749	17,594	13,177	10,979
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$32.99	$31.44	$33.24	$31.98	$23.13	$19.40	$19.06	$15.13	$11.23	$19.20
Value at end of period	$42.12	$32.99	$31.44	$33.24	$31.98	$23.13	$19.40	$19.06	$15.13	$11.23
Number of accumulation units outstanding at end of period	22,822	25,921	29,207	33,738	36,946	36,872	58,702	61,151	56,955	45,355
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.28	$14.21	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95	$6.72	$9.75
Value at end of period	$15.76	$14.28	$14.21	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95	$6.72
Number of accumulation units outstanding at end of period	14,400	15,101	16,676	19,727	19,872	23,728	186,938	169,858	147,419	101,467
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.81	$18.12	$17.67	$13.66	$13.44	$11.68	$10.71	$8.40	$6.21	$10.13
Value at end of period	$19.71	$18.81	$18.12	$17.67	$13.66	$13.44	$11.68	$10.71	$8.40	$6.21
Number of accumulation units outstanding at end of period	50,490	59,995	61,776	63,933	55,921	49,938	158,682	116,524	75,264	32,634
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.75	$32.19	$31.38	$27.93	$20.81	$18.61	$19.60	$17.56	$13.40	$22.13
Value at end of period	$42.08	$34.75	$32.19	$31.38	$27.93	$20.81	$18.61	$19.60	$17.56	$13.40
Number of accumulation units outstanding at end of period	7,575	9,316	13,069	13,934	13,974	10,159	15,740	17,660	13,574	11,013
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.31	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82	$7.43
Value at end of period	$22.20	$20.10	$16.31	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82
Number of accumulation units outstanding at end of period	4,607	6,801	6,224	3,745	3,035	1,350	4,081	1,363	4,031	378
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$24.97	$21.28	$22.72	$20.90	$15.55	$13.15	$13.49	$11.76	$9.19	$14.52
Value at end of period	$29.26	$24.97	$21.28	$22.72	$20.90	$15.55	$13.15	$13.49	$11.76	$9.19
Number of accumulation units outstanding at end of period	28,121	34,370	38,881	36,944	42,777	41,585	47,475	12,905	12,922	11,514
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.45	$19.56	$19.44	$18.47	$14.84	$13.21	$13.41	$11.62	$9.81	$12.85
Value at end of period	$24.80	$22.45	$19.56	$19.44	$18.47	$14.84	$13.21	$13.41	$11.62	$9.81
Number of accumulation units outstanding at end of period	183,333	0	5,563	254,827	225,076	225,959	276,947	64,321	68,992	80,135
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$22.99	$19.25	$19.91	$18.15	$13.61	$11.93	$12.24	$10.93	$8.85	$13.11
Value at end of period	$26.08	$22.99	$19.25	$19.91	$18.15	$13.61	$11.93	$12.24	$10.93	$8.85
Number of accumulation units outstanding at end of period	3,936	11,435	5,392	5,091	4,643	9,008	17,870	10,273	10,719	5,169
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.49	$19.10	$22.78	$22.66	$24.14	$20.34	$24.99	$20.86	$12.21	$25.15
Value at end of period	$30.61	$21.49	$19.10	$22.78	$22.66	$24.14	$20.34	$24.99	$20.86	$12.21
Number of accumulation units outstanding at end of period	5,124	6,148	6,413	6,171	7,307	7,624	16,803	20,135	21,304	13,533
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$37.62	$32.93	$34.10	$29.77	$22.73	$19.01	$18.75	$15.31	$12.23	$18.34
Value at end of period	$42.62	$37.62	$32.93	$34.10	$29.77	$22.73	$19.01	$18.75	$15.31	$12.23
Number of accumulation units outstanding at end of period	9,076	10,303	10,443	11,602	17,003	13,983	17,572	18,520	17,117	14,212
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.09	$24.02	$25.04	$23.20	$16.77	$14.18	$14.43	$11.43	$9.02	$12.92
Value at end of period	$33.48	$29.09	$24.02	$25.04	$23.20	$16.77	$14.18	$14.43	$11.43	$9.02
Number of accumulation units outstanding at end of period	3,494	3,171	7,633	8,299	11,104	3,403	4,300	4,623	1,623	1,587
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$21.49	$21.53	$20.02	$20.37	$16.09	$13.27	$14.50	$12.55	$8.70	$14.64
Value at end of period	$29.21	$21.49	$21.53	$20.02	$20.37	$16.09	$13.27	$14.50	$12.55	$8.70
Number of accumulation units outstanding at end of period	124,486	0	1,471	169,465	178,010	191,464	272,485	224,649	214,530	198,508

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$21.59	$18.97	$19.97	$19.97	$17.85	$15.42	$15.60	$13.16	$7.91	$11.24
Value at end of period	$23.09	$21.59	$18.97	$19.97	$19.97	$17.85	$15.42	$15.60	$13.16	$7.91
Number of accumulation units outstanding at end of period	9,603	19,084	14,120	18,370	23,002	15,765	28,260	29,217	18,607	3,690
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$25.46	$23.65	$22.57	$20.21	$16.60	$14.56	$14.21	$12.51	$9.43	$13.05
Value at end of period	$29.18	$25.46	$23.65	$22.57	$20.21	$16.60	$14.56	$14.21	$12.51	$9.43
Number of accumulation units outstanding at end of period	738,201	671,167	676,618	557,169	479,265	395,149	438,135	230,030	158,513	80,885
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.22	$24.51	$24.12	$21.66	$16.09	$13.91	$14.50	$11.33	$7.77	$13.72
Value at end of period	$32.60	$26.22	$24.51	$24.12	$21.66	$16.09	$13.91	$14.50	$11.33	$7.77
Number of accumulation units outstanding at end of period	99,841	109,717	121,216	127,298	129,812	137,584	205,802	116,154	115,094	102,984
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$29.98	$25.34	$27.33	$25.54	$19.76	$16.93	$17.15	$14.98	$12.03	$18.78
Value at end of period	$34.71	$29.98	$25.34	$27.33	$25.54	$19.76	$16.93	$17.15	$14.98	$12.03
Number of accumulation units outstanding at end of period	21,031	22,631	23,478	22,220	21,315	25,415	45,562	41,838	39,701	20,903
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$48.66	$48.13	$43.61	$40.28	$29.04	$24.52	$24.89	$21.38	$15.02	$26.09
Value at end of period	$64.74	$48.66	$48.13	$43.61	$40.28	$29.04	$24.52	$24.89	$21.38	$15.02
Number of accumulation units outstanding at end of period	75,783	79,669	92,587	95,772	103,973	108,472	124,122	95,420	96,011	88,084
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.80	$16.55	$16.78	$17.03	$14.96	$12.65	$14.48	$12.78	$9.33	$18.55
Value at end of period	$21.40	$16.80	$16.55	$16.78	$17.03	$14.96	$12.65	$14.48	$12.78	$9.33
Number of accumulation units outstanding at end of period	2,462	1,195	1,233	1,773	1,773	1,318	9,371	9,919	10,762	9,401
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$6.32	$10.21
Value at end of period	$12.43	$10.20	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$6.32
Number of accumulation units outstanding at end of period	20,670	22,815	28,507	35,739	36,005	35,318	44,257	29,021	21,186	17,868
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$14.06	$12.73	$13.83	$14.28	$10.98	$9.05	$9.64	$8.98	$6.82	$11.34
Value at end of period	$16.56	$14.06	$12.73	$13.83	$14.28	$10.98	$9.05	$9.64	$8.98	$6.82
Number of accumulation units outstanding at end of period	10,350	9,416	8,681	11,085	13,455	8,343	9,174	5,374	1,899	1,758
WANGER INTERNATIONAL										
Value at beginning of period	$12.40	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$5.71	$10.54
Value at end of period	$16.41	$12.40	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$5.71
Number of accumulation units outstanding at end of period	42,354	39,348	35,259	35,452	34,562	21,706	49,998	26,701	17,371	5,299
WANGER SELECT										
Value at beginning of period	$26.07	$23.09	$23.13	$22.51	$16.80	$14.24	$17.36	$13.77	$8.32	$16.40
Value at end of period	$32.89	$26.07	$23.09	$23.13	$22.51	$16.80	$14.24	$17.36	$13.77	$8.32
Number of accumulation units outstanding at end of period	36,812	36,179	37,370	36,261	35,067	31,846	49,809	22,095	21,712	20,392
WANGER USA										
Value at beginning of period	$27.23	$24.05	$24.30	$23.28	$17.47	$14.62	$15.21	$12.38	$8.74	$14.55
Value at end of period	$32.44	$27.23	$24.05	$24.30	$23.28	$17.47	$14.62	$15.21	$12.38	$8.74
Number of accumulation units outstanding at end of period	116,524	116,288	125,083	119,556	113,299	99,279	97,810	30,357	23,234	21,376
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$48.78	$38.00	$39.97	$37.38	$27.18	$24.06	$24.68	$20.21	$15.63	$22.99
Value at end of period	$53.96	$48.78	$38.00	$39.97	$37.38	$27.18	$24.06	$24.68	$20.21	$15.63
Number of accumulation units outstanding at end of period	6,372	6,695	6,273	6,741	6,991	7,791	30,488	27,041	25,493	23,182

Condensed Financial Information (continued)

TABLE 9

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® – THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$25.51	$23.64	$22.54	$20.72	$15.55	$14.75				
Value at end of period	$32.03	$25.51	$23.64	$22.54	$20.72	$15.55				
Number of accumulation units outstanding at end of period	906,840	981,432	1,197,836	1,367,587	1,523,907	1,861,369				
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$23.49	$20.82	$20.96	$18.94	$14.43	$14.16				
Value at end of period	$28.09	$23.49	$20.82	$20.96	$18.94	$14.43				
Number of accumulation units outstanding at end of period	164	164	164	164	164	164				
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$21.99	$17.80	$19.95	$20.08						
Value at end of period	$24.41	$21.99	$17.80	$19.95						
Number of accumulation units outstanding at end of period	0	1,549	1,550	1,550						
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$10.38	$11.09								
Value at end of period	$13.55	$10.38								
Number of accumulation units outstanding at end of period	799	897								
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$36.91	$34.33	$34.25	$30.74	$23.52	$20.29	$20.91	$17.92	$13.26	$23.18
Value at end of period	$44.78	$36.91	$34.33	$34.25	$30.74	$23.52	$20.29	$20.91	$17.92	$13.26
Number of accumulation units outstanding at end of period	2,396,280	2,671,081	3,242,414	3,822,554	4,168,809	4,841,438	1,391	1,432	1,476	1,473
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.26	$21.50	$22.49	$20.78	$16.29	$13.95	$13.88	$12.11	$9.34	$16.36
Value at end of period	$28.39	$25.26	$21.50	$22.49	$20.78	$16.29	$13.95	$13.88	$12.11	$9.34
Number of accumulation units outstanding at end of period	249,651	299,974	397,099	515,650	595,065	760,318	47	47	47	47
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.71	$24.62	$23.07	$20.83	$15.34	$13.44	$13.47	$10.90	$8.53	$16.23
Value at end of period	$33.24	$24.71	$24.62	$23.07	$20.83	$15.34	$13.44	$13.47	$10.90	$8.53
Number of accumulation units outstanding at end of period	354	458	448	511	315	305	205	278	278	278
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.10	$17.03	$16.51	$18.04	$13.90	$11.56	$14.02	$12.45	$9.88	$17.67
Value at end of period	$20.88	$16.10	$17.03	$16.51	$18.04	$13.90	$11.56	$14.02	$12.45	$9.88
Number of accumulation units outstanding at end of period	18	18	16	814	814	813	16	16	16	16
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$37.15	$28.67	$31.09	$31.05	$22.90	$20.40				
Value at end of period	$40.93	$37.15	$28.67	$31.09	$31.05	$22.90				
Number of accumulation units outstanding at end of period	118,870	126,994	156,172	236,161	292,309	387,199				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$25.76	$22.23	$23.21	$20.90	$16.11	$15.16				
Value at end of period	$27.40	$25.76	$22.23	$23.21	$20.90	$16.11				
Number of accumulation units outstanding at end of period	176,627	227,628	318,872	422,979	546,278	989,289				
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$75.21	$70.68	$82.61	$87.17	$80.81	$67.18	$82.39	$65.17	$36.02	$69.63
Value at end of period	$100.90	$75.21	$70.68	$82.61	$87.17	$80.81	$67.18	$82.39	$65.17	$36.02
Number of accumulation units outstanding at end of period	652	644	634	631	668	662	0	0	82	82
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$27.14	$23.09	$24.65	$22.12	$15.76	$15.05				
Value at end of period	$30.84	$27.14	$23.09	$24.65	$22.12	$15.76				
Number of accumulation units outstanding at end of period	381	381	381	381	381	381				
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.99	$17.08	$17.24	$16.04	$13.85	$13.43				
Value at end of period	$20.26	$17.99	$17.08	$17.24	$16.04	$13.85				
Number of accumulation units outstanding at end of period	32,371	45,973	66,165	79,025	100,762	106,995				
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$16.17	$15.44	$15.94	$15.53	$17.19	$16.95				
Value at end of period	$16.68	$16.17	$15.44	$15.94	$15.53	$17.19				
Number of accumulation units outstanding at end of period	1,094,208	1,159,050	1,139,052	1,263,167	1,618,577	2,507,910				
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$34.57	$32.69	$34.30	$33.92	$33.33	$31.43				
Value at end of period	$35.22	$34.57	$32.69	$34.30	$33.92	$33.33				
Number of accumulation units outstanding at end of period	473	350	239	287	415	654				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.63	$20.15	$20.63	$19.51	$16.79	$14.84	$15.11	$13.30	$11.20	$15.65
Value at end of period	$24.71	$21.63	$20.15	$20.63	$19.51	$16.79	$14.84	$15.11	$13.30	$11.20
Number of accumulation units outstanding at end of period	199,917	246,612	286,900	340,383	356,950	423,939	7	37	37	37
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.77	$13.96	$14.66	$14.66	$15.50	$14.43	$13.98	$11.99	$9.91	$11.90
Value at end of period	$16.13	$14.77	$13.96	$14.66	$14.66	$15.50	$14.43	$13.98	$11.99	$9.91
Number of accumulation units outstanding at end of period	206,437	206,337	178,688	252,241	311,507	562,087	11	11	11	11
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.93	$9.41	$10.03							
Value at end of period	$12.23	$9.93	$9.41							
Number of accumulation units outstanding at end of period	946,098	1,147,796	1,383,553							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.45	$13.49	$13.55	$13.61	$13.67	$13.72	$13.78	$13.81	$13.83	$13.53
Value at end of period	$13.47	$13.45	$13.49	$13.55	$13.61	$13.67	$13.72	$13.78	$13.81	$13.83
Number of accumulation units outstanding at end of period	2,360,690	1,994,755	2,196,118	2,320,181	2,663,419	2,886,563	335	335	335	335
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.19	$16.65	$16.96	$15.39	$11.83	$10.27	$10.34	$9.10	$7.02	$11.31
Value at end of period	$21.79	$18.19	$16.65	$16.96	$15.39	$11.83	$10.27	$10.34	$9.10	$7.02
Number of accumulation units outstanding at end of period	203,156	233,310	297,115	341,192	406,465	27,270	2,079	2,351	2,710	2,983

CFI 57

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$21.24	$18.61	$19.08	$18.95	$18.02	$17.33				
Value at end of period	$22.45	$21.24	$18.61	$19.08	$18.95	$18.02				
Number of accumulation units outstanding at end of period	358	320	432	248	761	773				
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.89	$21.76	$21.67	$19.12	$14.45	$12.68	$12.75	$11.24	$9.16	$14.66
Value at end of period	$29.64	$23.89	$21.76	$21.67	$19.12	$14.45	$12.68	$12.75	$11.24	$9.16
Number of accumulation units outstanding at end of period	67,632	95,535	104,651	126,195	165,374	182,146	634	743	733	721
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$49.21	$41.84	$42.79	$39.23	$29.29	$28.03				
Value at end of period	$55.64	$49.21	$41.84	$42.79	$39.23	$29.29				
Number of accumulation units outstanding at end of period	293,808	366,773	487,826	641,221	815,660	1,121,981				
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$36.98	$29.18	$30.28	$28.85	$20.31	$19.48				
Value at end of period	$40.47	$36.98	$29.18	$30.28	$28.85	$20.31				
Number of accumulation units outstanding at end of period	68,767	91,919	102,701	115,026	142,368	172,936				
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.28	$22.42	$22.39	$21.08	$21.20	$19.47	$18.19	$16.63	$14.97	$16.43
Value at end of period	$24.35	$23.28	$22.42	$22.39	$21.08	$21.20	$19.47	$18.19	$16.63	$14.97
Number of accumulation units outstanding at end of period	1,541,219	1,546,750	1,778,000	2,187,252	2,515,405	3,472,123	929	893	854	809
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$9.42	$9.38	$9.51	$10.16	$8.40	$7.61				
Value at end of period	$11.71	$9.42	$9.38	$9.51	$10.16	$8.40				
Number of accumulation units outstanding at end of period	48,490	55,685	63,137	63,119	65,044	64,971				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.74	$19.08	$18.01	$15.92	$12.22	$10.39	$10.33			
Value at end of period	$25.50	$19.74	$19.08	$18.01	$15.92	$12.22	$10.39			
Number of accumulation units outstanding at end of period	4,329,427	4,305,697	4,268,668	4,120,649	3,960,709	3,517,495	824			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$15.51	$13.68	$14.39	$13.13	$10.08	$9.80				
Value at end of period	$17.54	$15.51	$13.68	$14.39	$13.13	$10.08				
Number of accumulation units outstanding at end of period	387,706	447,456	520,889	607,733	759,777	501,018				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$30.31	$28.38	$28.37	$26.18	$21.79					
Value at end of period	$37.75	$30.31	$28.38	$28.37	$26.18					
Number of accumulation units outstanding at end of period	962,858	68,025	78,808	87,492	103,577					
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.87	$16.49	$16.63	$14.48	$11.14	$10.93				
Value at end of period	$21.65	$17.87	$16.49	$16.63	$14.48	$11.14				
Number of accumulation units outstanding at end of period	24,641	31,914	32,981	39,117	45,394	60,748				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.85	$16.16	$15.90	$14.15	$10.76	$10.61				
Value at end of period	$21.78	$17.85	$16.16	$15.90	$14.15	$10.76				
Number of accumulation units outstanding at end of period	2,143,637	2,034,116	901,134	721,401	536,370	414,136				

CFI 58

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.44	$21.29	$22.22	$19.89	$15.20	$14.68				
Value at end of period	$27.54	$24.44	$21.29	$22.22	$19.89	$15.20				
Number of accumulation units outstanding at end of period	10,506	12,346	13,934	14,572	15,219	18,720				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$28.19	$26.51	$26.84	$24.27	$18.07	$17.48				
Value at end of period	$34.90	$28.19	$26.51	$26.84	$24.27	$18.07				
Number of accumulation units outstanding at end of period	30,440	30,983	36,622	41,322	44,341	48,090				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$19.26	$17.06	$17.64	$15.72	$11.77	$11.23				
Value at end of period	$22.62	$19.26	$17.06	$17.64	$15.72	$11.77				
Number of accumulation units outstanding at end of period	3,093,464	2,940,485	2,380,071	1,787,419	1,431,893	989,497				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$20.23	$16.78	$17.66	$16.91	$12.24	$11.66				
Value at end of period	$23.02	$20.23	$16.78	$17.66	$16.91	$12.24				
Number of accumulation units outstanding at end of period	486,992	466,910	412,029	365,283	282,839	210,591				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$44.81	$36.15	$36.61	$34.51	$25.17	$22.08	$22.74	$18.37	$14.46	$21.07
Value at end of period	$49.64	$44.81	$36.15	$36.61	$34.51	$25.17	$22.08	$22.74	$18.37	$14.46
Number of accumulation units outstanding at end of period	2,178	2,362	2,142	2,676	2,261	2,704	454	454	454	454
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$21.28	$18.85	$19.11	$18.18	$13.13	$13.51				
Value at end of period	$25.16	$21.28	$18.85	$19.11	$18.18	$13.13				
Number of accumulation units outstanding at end of period	227	820	841	614	21	280				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$16.62	$15.77	$15.85	$15.08	$13.03	$12.63				
Value at end of period	$19.08	$16.62	$15.77	$15.85	$15.08	$13.03				
Number of accumulation units outstanding at end of period	627	628	627	2,961	628	627				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$17.40	$16.45	$16.61	$15.78	$14.67					
Value at end of period	$20.69	$17.40	$16.45	$16.61	$15.78					
Number of accumulation units outstanding at end of period	58	58	58	58	58					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$15.54	$14.94	$15.21							
Value at end of period	$16.91	$15.54	$14.94							
Number of accumulation units outstanding at end of period	63	67	67							
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.52	$19.50	$19.63	$18.49	$16.57	$14.82	$14.62	$13.23	$11.27	$14.81
Value at end of period	$22.57	$20.52	$19.50	$19.63	$18.49	$16.57	$14.82	$14.62	$13.23	$11.27
Number of accumulation units outstanding at end of period	4,136	13,144	14,363	15,083	17,457	24,135	21	21	21	21
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$18.64	$17.51	$17.80	$16.78	$13.77	$13.22				
Value at end of period	$21.87	$18.64	$17.51	$17.80	$16.78	$13.77				
Number of accumulation units outstanding at end of period	11,819	12,036	12,214	13,255	29,099	30,717				

CFI 59

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.23	$18.12	$18.30	$17.23	$14.85	$13.13	$13.27	$11.89	$9.81	$14.17
Value at end of period	$21.92	$19.23	$18.12	$18.30	$17.23	$14.85	$13.13	$13.27	$11.89	$9.81
Number of accumulation units outstanding at end of period	46,858	50,190	57,084	94,979	129,744	132,212	34	34	34	34
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$13.06	$12.82	$12.85	$12.21	$12.58	$12.59				
Value at end of period	$13.42	$13.06	$12.82	$12.85	$12.21	$12.58				
Number of accumulation units outstanding at end of period	252,276	245,841	199,170	202,586	134,756	170,041				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$37.42	$30.30	$30.97	$27.66	$21.15	$19.97				
Value at end of period	$41.39	$37.42	$30.30	$30.97	$27.66	$21.15				
Number of accumulation units outstanding at end of period	181,344	218,774	298,326	431,450	535,374	789,233				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$32.75	$31.23	$33.03	$31.80	$23.00	$21.74				
Value at end of period	$41.79	$32.75	$31.23	$33.03	$31.80	$23.00				
Number of accumulation units outstanding at end of period	405,323	499,875	803,513	1,034,375	1,228,228	1,548,031				
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$14.22	$14.16	$14.43	$12.71	$12.28	$11.41				
Value at end of period	$15.68	$14.22	$14.16	$14.43	$12.71	$12.28				
Number of accumulation units outstanding at end of period	1,606,561	1,836,236	1,794,423	1,720,150	1,646,652	1,466,094				
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$18.71	$18.03	$17.59	$13.61	$13.39	$13.44				
Value at end of period	$19.59	$18.71	$18.03	$17.59	$13.61	$13.39				
Number of accumulation units outstanding at end of period	334,423	368,100	395,863	444,421	505,347	651,553				
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$34.49	$31.96	$31.17	$27.76	$20.69	$20.12				
Value at end of period	$41.75	$34.49	$31.96	$31.17	$27.76	$20.69				
Number of accumulation units outstanding at end of period	9,435	15,454	16,843	17,042	23,993	24,837				
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.78	$21.13	$22.58	$20.78	$15.46	$14.60				
Value at end of period	$29.03	$24.78	$21.13	$22.58	$20.78	$15.46				
Number of accumulation units outstanding at end of period	14,937	31,427	32,183	35,301	33,528	38,244				
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$21.64	$18.86	$19.34	$17.83	$14.33	$12.77	$12.96	$11.60	$9.49	$12.45
Value at end of period	$23.89	$21.64	$18.86	$19.34	$17.83	$14.33	$12.77	$12.96	$11.60	$9.49
Number of accumulation units outstanding at end of period	443	443	2,170	2,171	2,166	6,737	0	131	131	147
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$22.86	$19.14	$19.81	$18.07	$13.56	$13.16				
Value at end of period	$25.91	$22.86	$19.14	$19.81	$18.07	$13.56				
Number of accumulation units outstanding at end of period	0	0	0	25	25	0				
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$37.35	$32.71	$33.88	$29.60	$22.60	$22.30				
Value at end of period	$42.28	$37.35	$32.71	$33.88	$29.60	$22.60				
Number of accumulation units outstanding at end of period	0	49	0	0	0	217				

CFI 60

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period					$15.90	$16.70	$23.10	$24.92	$23.89	$28.92
Value at end of period					$16.70	$23.10	$24.92	$23.89	$28.92	$33.27
Number of accumulation units outstanding at end of period					1,097	1,240	937	928	928	928
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.62	$8.69	$12.07	$13.95	$12.76	$15.45	$19.56	$19.92	$20.65	$20.60
Value at end of period	$8.69	$12.07	$13.95	$12.76	$15.45	$19.56	$19.92	$20.65	$20.60	$27.99
Number of accumulation units outstanding at end of period	2,187	1,975	1,779	1,556	424,803	361,415	339,674	296,475	237,353	210,334
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period					$17.02	$17.79	$19.90	$19.88	$18.87	$21.47
Value at end of period					$17.79	$19.90	$19.88	$18.87	$21.47	$22.95
Number of accumulation units outstanding at end of period					171,400	118,395	90,413	84,714	65,017	56,448
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period					$16.03	$16.54	$20.12	$22.46	$23.53	$25.31
Value at end of period					$16.54	$20.12	$22.46	$23.53	$25.31	$29.00
Number of accumulation units outstanding at end of period					5,016	5,283	5,879	8,440	6,305	6,897
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.70	$7.75	$11.30	$14.46	$13.86	$16.02	$21.56	$24.00	$24.38	$26.07
Value at end of period	$7.75	$11.30	$14.46	$13.86	$16.02	$21.56	$24.00	$24.38	$26.07	$32.39
Number of accumulation units outstanding at end of period	892	946	910	920	187,467	153,926	135,909	118,511	226,338	204,943
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period					$18.85	$19.67	$25.40	$27.17	$25.18	$29.78
Value at end of period					$19.67	$25.40	$27.17	$25.18	$29.78	$34.46
Number of accumulation units outstanding at end of period					2,409,214	1,602,801	1,236,187	947,875	748,627	630,780
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$17.03	$9.80	$13.94	$16.22	$15.97	$18.91	$26.21	$28.36	$31.29	$31.62
Value at end of period	$9.80	$13.94	$16.22	$15.97	$18.91	$26.21	$28.36	$31.29	$31.62	$42.05
Number of accumulation units outstanding at end of period	361	362	319	231	1,311,004	1,370,290	1,362,589	1,501,278	1,383,553	1,412,038
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period					$13.67	$14.90	$16.96	$16.70	$16.47	$16.70
Value at end of period					$14.90	$16.96	$16.70	$16.47	$16.70	$21.26
Number of accumulation units outstanding at end of period					27,643	20,545	17,208	13,876	11,926	10,124
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.32	$8.32	$9.01	$7.90	$9.35	$11.19	$10.41	$10.01	$10.15
Value at end of period	$6.32	$8.32	$9.01	$7.90	$9.35	$11.19	$10.41	$10.01	$10.15	$12.37
Number of accumulation units outstanding at end of period	153	147	68	68	214,039	237,319	266,971	259,619	220,962	221,994
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2012)										
Value at beginning of period					$10.08	$10.88	$13.26	$12.61	$12.57	$12.34
Value at end of period					$10.88	$13.26	$12.61	$12.57	$12.34	$16.32
Number of accumulation units outstanding at end of period					843,353	956,076	964,404	1,033,719	1,082,071	1,007,788
WANGER SELECT										
(Funds were first received in this option during August 2012)										
Value at beginning of period					$16.00	$16.72	$22.40	$23.00	$22.96	$25.91
Value at end of period					$16.72	$22.40	$23.00	$22.96	$25.91	$32.67
Number of accumulation units outstanding at end of period					481,156	345,743	292,229	259,350	216,392	197,591

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER USA										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$27.06	$23.91	$24.17	$23.17	$17.40	$16.55				
Value at end of period	$32.22	$27.06	$23.91	$24.17	$23.17	$17.40				
Number of accumulation units outstanding at end of period	990,904	1,010,304	1,004,826	1,008,822	1,054,435	940,449				

TABLE 10

FOR CERTAIN OPTIONAL RETIREMENT PRODUCT CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45% ISSUED BEGINNING IN OCTOBER, 2012

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$12.73	$12.45	$12.47	$11.87	$12.17	$12.15
Value at end of period	$13.08	$12.73	$12.45	$12.47	$11.87	$12.17
Number of accumulation units outstanding at end of period	0	12,282	7,061	1,565	5,620	19
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)						
(Funds were first received in this option during December 2012)						
Value at beginning of period	$17.02	$15.08	$15.18	$13.72	$10.45	$10.60
Value at end of period	$20.35	$17.02	$15.08	$15.18	$13.72	$10.45
Number of accumulation units outstanding at end of period	1,991	105,560	57,798	11,501	4,914	2,609
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$22.23	$18.00	$20.17	$18.46	$12.84	$12.69
Value at end of period	$24.68	$22.23	$18.00	$20.17	$18.46	$12.84
Number of accumulation units outstanding at end of period	4,897	265,783	314,253	477,129	327,874	14,849
DELAWARE SMALL CAP VALUE FUND (CLASS A)						
(Funds were first received in this option during July 2013)						
Value at beginning of period	$15.42	$11.82	$12.69	$12.10	$10.68	
Value at end of period	$17.14	$15.42	$11.82	$12.69	$12.10	
Number of accumulation units outstanding at end of period	0	10,454	6,642	4,801	187	
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$16.00	$14.88	$14.85	$13.33	$10.20	$10.37
Value at end of period	$19.42	$16.00	$14.88	$14.85	$13.33	$10.20
Number of accumulation units outstanding at end of period	71,013	2,282,876	1,959,659	1,602,285	1,290,100	243,032
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during November 2012)						
Value at beginning of period	$15.07	$12.83	$13.42	$12.40	$9.72	$9.40
Value at end of period	$16.94	$15.07	$12.83	$13.42	$12.40	$9.72
Number of accumulation units outstanding at end of period	2,763	43,775	17,485	8,828	5,196	3,062
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$19.43	$14.99	$16.26	$16.24	$11.97	$11.12
Value at end of period	$21.40	$19.43	$14.99	$16.26	$16.24	$11.97
Number of accumulation units outstanding at end of period	0	64,278	50,260	43,989	29,728	1,758

	2017	2016	2015	2014	2013	2012
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$15.97	$13.79	$14.39	$12.96	$9.99	$9.68
Value at end of period	$16.99	$15.97	$13.79	$14.39	$12.96	$9.99
Number of accumulation units outstanding at end of period	5,998	305,377	250,765	159,993	163,700	82,360
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)						
(Funds were first received in this option during July 2013)						
Value at beginning of period	$10.42	$10.23	$10.28	$9.76	$9.56	
Value at end of period	$10.70	$10.42	$10.23	$10.28	$9.76	
Number of accumulation units outstanding at end of period	5,576	167,843	101,870	103,982	21,146	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$19.73	$16.79	$17.92	$16.08	$11.46	$11.09
Value at end of period	$22.43	$19.73	$16.79	$17.92	$16.08	$11.46
Number of accumulation units outstanding at end of period	3,402	194,185	212,926	344,888	239,520	12,465
VOYA BALANCED PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$14.05	$13.09	$13.40	$12.67	$10.91	$10.84
Value at end of period	$16.05	$14.05	$13.09	$13.40	$12.67	$10.91
Number of accumulation units outstanding at end of period	31,875	227,285	181,195	148,775	106,702	25,193
VOYA GLOBAL BOND PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$12.93	$12.22	$12.83	$12.83	$13.42	$13.31
Value at end of period	$14.12	$12.93	$12.22	$12.83	$12.83	$13.42
Number of accumulation units outstanding at end of period	2,052	32,724	24,762	24,273	15,661	1,488
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during March 2015)						
Value at beginning of period	$9.93	$9.41	$10.03			
Value at end of period	$12.23	$9.93	$9.41			
Number of accumulation units outstanding at end of period	33,743	735,802	637,814			
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2014)						
Value at beginning of period	$10.43	$9.81	$10.20	$10.27		
Value at end of period	$11.94	$10.43	$9.81	$10.20		
Number of accumulation units outstanding at end of period	994	6,692	1,106	94		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$16.12	$14.75	$15.03	$13.64	$10.48	$10.77
Value at end of period	$19.31	$16.12	$14.75	$15.03	$13.64	$10.48
Number of accumulation units outstanding at end of period	1,682	25,148	15,524	8,779	4,580	160
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during July 2013)						
Value at beginning of period	$16.43	$14.96	$14.91	$13.15	$11.68	
Value at end of period	$20.38	$16.43	$14.96	$14.91	$13.15	
Number of accumulation units outstanding at end of period	24	24	24	24	24	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$18.95	$16.11	$16.48	$15.11	$11.28	$11.07
Value at end of period	$21.42	$18.95	$16.11	$16.48	$15.11	$11.28
Number of accumulation units outstanding at end of period	19,371	864,260	676,305	535,363	475,274	123,940

	2017	2016	2015	2014	2013	2012
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$14.62	$14.08	$14.06	$13.24	$13.32	$13.15
Value at end of period	$15.29	$14.62	$14.08	$14.06	$13.24	$13.32
Number of accumulation units outstanding at end of period	30,084	1,694,246	1,417,954	1,082,641	851,031	266,551
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$9.61	$9.57	$9.70	$10.36	$8.57	$8.08
Value at end of period	$11.94	$9.61	$9.57	$9.70	$10.36	$8.57
Number of accumulation units outstanding at end of period	1,877	109,758	126,123	154,603	110,363	5,648
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$19.91	$19.24	$18.17	$16.06	$12.32	$12.25
Value at end of period	$25.72	$19.91	$19.24	$18.17	$16.06	$12.32
Number of accumulation units outstanding at end of period	2,929	270,007	127,315	99,714	59,345	6,812
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2012)						
Value at beginning of period	$16.55	$14.60	$15.35	$14.00	$10.75	$10.70
Value at end of period	$18.71	$16.55	$14.60	$15.35	$14.00	$10.75
Number of accumulation units outstanding at end of period	5,528	103,709	199,283	412,489	200,256	30
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)						
(Funds were first received in this option during March 2013)						
Value at beginning of period	$20.29	$19.00	$18.99	$17.52	$14.59	
Value at end of period	$25.27	$20.29	$19.00	$18.99	$17.52	
Number of accumulation units outstanding at end of period	904	101,395	13,280	2,019	630	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$19.65	$17.41	$17.99	$16.03	$12.00	$11.80
Value at end of period	$23.08	$19.65	$17.41	$17.99	$16.03	$12.00
Number of accumulation units outstanding at end of period	4,724	152,160	103,205	63,971	39,755	4,344
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$20.64	$17.12	$18.02	$17.25	$12.49	$12.15
Value at end of period	$23.48	$20.64	$17.12	$18.02	$17.25	$12.49
Number of accumulation units outstanding at end of period	7,875	173,982	113,289	87,840	74,017	11,204
VOYA SMALL COMPANY PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$20.83	$16.81	$17.02	$16.05	$11.70	$11.49
Value at end of period	$23.08	$20.83	$16.81	$17.02	$16.05	$11.70
Number of accumulation units outstanding at end of period	0	20,157	9,070	2,262	1,897	75
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$20.69	$18.33	$18.58	$17.67	$12.77	$12.65
Value at end of period	$24.46	$20.69	$18.33	$18.58	$17.67	$12.77
Number of accumulation units outstanding at end of period	1,776	65,937	44,572	35,771	30,752	34
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$12.94	$12.28	$12.34	$11.74	$10.14	$9.91
Value at end of period	$14.85	$12.94	$12.28	$12.34	$11.74	$10.14
Number of accumulation units outstanding at end of period	0	17,259	9,682	6,847	1,760	323

	2017	2016	2015	2014	2013	2012
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$13.05	$12.34	$12.46	$11.84	$9.88	$9.71
Value at end of period	$15.52	$13.05	$12.34	$12.46	$11.84	$9.88
Number of accumulation units outstanding at end of period	0	63,805	44,669	25,161	6,187	229
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)						
(Funds were first received in this option during November 2012)						
Value at beginning of period	$12.95	$12.23	$12.40	$11.74	$9.55	$9.30
Value at end of period	$15.63	$12.95	$12.23	$12.40	$11.74	$9.55
Number of accumulation units outstanding at end of period	0	31,780	16,561	7,556	2,882	180
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)						
(Funds were first received in this option during December 2012)						
Value at beginning of period	$17.30	$16.33	$16.54	$15.64	$12.72	$12.46
Value at end of period	$20.95	$17.30	$16.33	$16.54	$15.64	$12.72
Number of accumulation units outstanding at end of period	0	20,119	12,420	4,587	1,600	213
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)						
(Funds were first received in this option during November 2012)						
Value at beginning of period	$13.62	$13.09	$13.14	$12.48	$11.72	$11.65
Value at end of period	$14.82	$13.62	$13.09	$13.14	$12.48	$11.72
Number of accumulation units outstanding at end of period	0	241,239	262,018	284,148	171,929	11
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$13.32	$13.07	$13.10	$12.45	$12.83	$12.84
Value at end of period	$13.68	$13.32	$13.07	$13.10	$12.45	$12.83
Number of accumulation units outstanding at end of period	1,675	47,755	45,124	14,407	6,666	1,338
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$17.33	$15.59	$15.49	$13.72	$10.44	$10.45
Value at end of period	$20.95	$17.33	$15.59	$15.49	$13.72	$10.44
Number of accumulation units outstanding at end of period	8,981	644,758	487,596	374,962	226,622	11,424
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$23.13	$18.73	$19.15	$17.10	$13.08	$12.76
Value at end of period	$25.59	$23.13	$18.73	$19.15	$17.10	$13.08
Number of accumulation units outstanding at end of period	6,215	500,461	444,232	541,526	423,778	73,666
VY® BARON GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$16.89	$16.11	$17.04	$16.41	$11.87	$11.51
Value at end of period	$21.56	$16.89	$16.11	$17.04	$16.41	$11.87
Number of accumulation units outstanding at end of period	9,092	560,813	561,518	637,384	500,426	77,928
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)						
(Funds were first received in this option during November 2012)						
Value at beginning of period	$16.66	$14.20	$15.17	$13.97	$10.39	$9.68
Value at end of period	$19.51	$16.66	$14.20	$15.17	$13.97	$10.39
Number of accumulation units outstanding at end of period	5,402	240,935	354,880	586,821	317,422	4,894
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$17.40	$15.16	$15.55	$14.34	$11.53	$11.69
Value at end of period	$19.21	$17.40	$15.16	$15.55	$14.34	$11.53
Number of accumulation units outstanding at end of period	993	26,062	17,766	17,603	2,435	1,936

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$20.36	$17.83	$18.47	$16.14	$12.32	$12.19
Value at end of period	$23.05	$20.36	$17.83	$18.47	$16.14	$12.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	17
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$13.89	$13.92	$13.43	$13.18	$10.42	$9.87
Value at end of period	$18.87	$13.89	$13.92	$13.43	$13.18	$10.42
Number of accumulation units outstanding at end of period	3,467	189,405	48,172	11,988	5,598	105
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$19.24	$16.91	$17.81	$17.83	$15.94	$15.69
Value at end of period	$20.57	$19.24	$16.91	$17.81	$17.83	$15.94
Number of accumulation units outstanding at end of period	5,471	401,104	462,651	685,504	256,968	5,994
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2012)						
Value at beginning of period	$18.98	$17.75	$17.48	$15.70	$11.67	$11.70
Value at end of period	$23.59	$18.98	$17.75	$17.48	$15.70	$11.67
Number of accumulation units outstanding at end of period	104	65,074	29,171	3,344	287	8
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$15.78	$13.34	$14.40	$13.46	$10.42	$10.40
Value at end of period	$18.26	$15.78	$13.34	$14.40	$13.46	$10.42
Number of accumulation units outstanding at end of period	34,899	1,042,379	896,259	1,069,026	750,944	160,073
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$18.54	$18.35	$16.63	$15.37	$11.09	$11.35
Value at end of period	$24.66	$18.54	$18.35	$16.63	$15.37	$11.09
Number of accumulation units outstanding at end of period	27,328	1,003,128	768,906	495,744	391,431	84,100
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2012)						
Value at beginning of period	$10.36	$10.22	$10.62	$11.42	$9.54	$8.95
Value at end of period	$12.62	$10.36	$10.22	$10.62	$11.42	$9.54
Number of accumulation units outstanding at end of period	4,904	42,062	36,870	18,755	7,693	2,937

TABLE 11

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$22.13	$21.80	$21.38	$20.51	$15.30	$13.38	$14.19	$13.02	$12.38	
Value at end of period	$28.06	$22.13	$21.80	$21.38	$20.51	$15.30	$13.38	$14.19	$13.02	
Number of accumulation units outstanding at end of period	1,928	2,062	2,391	1,785	1,354	1,017	627	349	1,359	

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period		$9.03	$9.68	$11.16	$10.90	$12.06	$14.74	$16.73	$16.57	$17.75
Value at end of period		$9.68	$11.16	$10.90	$12.06	$14.74	$16.73	$16.57	$17.75	$22.78
Number of accumulation units outstanding at end of period		3,585	10,062	19,896	18,745	20,343	16,272	16,568	5,224	5,478
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period		$9.43	$9.97	$11.13	$11.29	$12.32	$15.90	$17.26	$16.68	$18.15
Value at end of period		$9.97	$11.13	$11.29	$12.32	$15.90	$17.26	$16.68	$18.15	$21.98
Number of accumulation units outstanding at end of period		1,604	7,440	17,813	20,290	28,083	30,948	26,357	17,821	19,617
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period		$10.20	$10.75	$11.28	$12.68	$13.46	$12.17	$12.44	$12.11	$12.62
Value at end of period		$10.75	$11.28	$12.68	$13.46	$12.17	$12.44	$12.11	$12.62	$12.94
Number of accumulation units outstanding at end of period		8,279	13,725	18,128	33,093	12,914	11,402	15,056	7,803	7,175
AMERICAN FUNDS® – CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$9.95	$9.34	$9.93
Value at end of period								$9.34	$9.93	$11.28
Number of accumulation units outstanding at end of period								2,918	21,639	20,306
AMERICAN FUNDS® – FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$9.08	$6.13	$8.13	$9.22	$9.00	$10.49	$13.72	$14.87	$15.29	$17.11
Value at end of period	$6.13	$8.13	$9.22	$9.00	$10.49	$13.72	$14.87	$15.29	$17.11	$20.99
Number of accumulation units outstanding at end of period	4,779	20,641	69,725	89,862	194,592	218,834	222,954	111,193	93,630	91,894
AMERICAN FUNDS® – SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$8.95	$5.48	$8.37	$10.41	$8.87	$10.77	$13.86	$14.05	$14.34	$15.10
Value at end of period	$5.48	$8.37	$10.41	$8.87	$10.77	$13.86	$14.05	$14.34	$15.10	$19.05
Number of accumulation units outstanding at end of period	1,025	2,797	8,614	10,148	13,339	14,352	16,128	31,063	26,679	22,609
AMERICAN FUNDS® – THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$9.78	$8.74	$9.99	$10.66	$11.29	$11.90	$11.60	$12.19	$12.16	$12.43
Value at end of period	$8.74	$9.99	$10.66	$11.29	$11.90	$11.60	$12.19	$12.16	$12.43	$12.76
Number of accumulation units outstanding at end of period	1,854	11,517	22,176	20,920	29,902	36,459	41,347	43,946	43,761	47,106
AMERICAN FUNDS® – THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$15.04	$9.12	$12.21	$13.64	$12.91	$15.49	$20.62	$22.42	$23.50	$25.35
Value at end of period	$9.12	$12.21	$13.64	$12.91	$15.49	$20.62	$22.42	$23.50	$25.35	$31.81
Number of accumulation units outstanding at end of period	2,946,765	3,715,843	3,808,211	3,130,770	293,901	316,623	313,096	304,804	278,137	281,286
AMERICAN FUNDS® – WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.58	$9.03	$10.70	$12.06	$12.84	$14.37	$18.85	$20.85	$20.70	$23.35
Value at end of period	$9.03	$10.70	$12.06	$12.84	$14.37	$18.85	$20.85	$20.70	$23.35	$27.90
Number of accumulation units outstanding at end of period	58,254	64,871	61,745	48,042	76,298	72,441	73,345	84,590	111,014	107,774
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$11.85	$10.94	$12.68	$18.23	$19.91	$17.75	$21.92
Value at end of period				$10.94	$12.68	$18.23	$19.91	$17.75	$21.92	$24.32
Number of accumulation units outstanding at end of period				1,591	603	3,574	5,482	11,337	10,134	9,376
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period			$16.74	$17.66	$15.58	$18.65	$26.84	$29.63	$28.28	$32.52
Value at end of period			$17.66	$15.58	$18.65	$26.84	$29.63	$28.28	$32.52	$37.49
Number of accumulation units outstanding at end of period			850	1,579	1,810	3,572	4,185	4,725	4,273	3,950

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$8.94	$5.80	$8.07	$8.51	$7.85	$9.79	$12.20	$12.02	$11.50	$10.33
Value at end of period	$5.80	$8.07	$8.51	$7.85	$9.79	$12.20	$12.02	$11.50	$10.33	$13.47
Number of accumulation units outstanding at end of period	3,808	3,790	4,307	4,979	5,528	14,330	21,788	24,166	17,381	16,592
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period								$9.27	$9.18	$10.54
Value at end of period								$9.18	$10.54	$12.25
Number of accumulation units outstanding at end of period								69	850	3,126
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period								$10.37	$10.11	$9.45
Value at end of period								$10.11	$9.45	$11.73
Number of accumulation units outstanding at end of period								23,513	38,837	52,907
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2010)										
Value at beginning of period			$13.86	$15.83	$15.66	$17.64	$23.39	$24.77	$22.94	$27.92
Value at end of period			$15.83	$15.66	$17.64	$23.39	$24.77	$22.94	$27.92	$30.15
Number of accumulation units outstanding at end of period			1,891	3,988	4,025	5,640	8,927	5,250	5,111	3,765
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.21	$9.71	$12.11	$13.50	$14.05	$15.45	$18.14	$19.78	$19.25	$20.66
Value at end of period	$9.71	$12.11	$13.50	$14.05	$15.45	$18.14	$19.78	$19.25	$20.66	$23.03
Number of accumulation units outstanding at end of period	11,277	13,253	12,450	16,810	21,225	15,915	10,029	9,766	9,538	9,179
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2012)										
Value at beginning of period					$10.75	$10.94	$11.22	$14.54	$15.19	$15.96
Value at end of period					$10.94	$11.22	$14.54	$15.19	$15.96	$17.01
Number of accumulation units outstanding at end of period					1,253	2,416	15,633	5,221	7,418	5,625
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.84	$6.20	$7.86	$9.09	$8.59	$9.82	$12.79	$14.22	$13.83	$15.80
Value at end of period	$6.20	$7.86	$9.09	$8.59	$9.82	$12.79	$14.22	$13.83	$15.80	$18.33
Number of accumulation units outstanding at end of period	1,352	8,607	31,277	6,788	17,106	17,041	20,186	23,484	14,037	14,798
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$8.96	$6.11	$8.04	$9.83	$9.37	$10.86	$14.60	$16.27	$15.35	$17.40
Value at end of period	$6.11	$8.04	$9.83	$9.37	$10.86	$14.60	$16.27	$15.35	$17.40	$19.63
Number of accumulation units outstanding at end of period	239	343	865	2,029	3,310	4,708	5,861	7,058	7,158	5,970
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period						$11.57	$12.09	$12.68	$11.80	$15.39
Value at end of period						$12.09	$12.68	$11.80	$15.39	$17.10
Number of accumulation units outstanding at end of period						2	206	226	500	1,034
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.10	$13.78	$18.61	$21.71	$21.06	$24.39	$31.86	$35.49	$35.55	$38.20
Value at end of period	$13.78	$18.61	$21.71	$21.06	$24.39	$31.86	$35.49	$35.55	$38.20	$46.33
Number of accumulation units outstanding at end of period	2,189,447	2,280,121	2,415,531	2,604,172	716,659	714,618	619,617	638,002	578,670	532,954
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.93	$9.66	$12.52	$14.34	$14.41	$16.82	$21.44	$23.19	$22.16	$26.03
Value at end of period	$9.66	$12.52	$14.34	$14.41	$16.82	$21.44	$23.19	$22.16	$26.03	$29.24
Number of accumulation units outstanding at end of period	1,444,799	1,418,008	1,303,760	1,262,993	222,004	188,464	155,457	147,630	135,851	125,353

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.96	$8.91	$11.38	$14.06	$14.02	$16.00	$21.70	$24.03	$25.63	$25.70
Value at end of period	$8.91	$11.38	$14.06	$14.02	$16.00	$21.70	$24.03	$25.63	$25.70	$34.56
Number of accumulation units outstanding at end of period	327,083	417,864	399,939	286,047	301,443	270,201	259,286	254,876	221,518	214,355
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.96	$10.60	$13.35	$15.02	$12.38	$14.88	$19.31	$17.66	$18.21	$17.20
Value at end of period	$10.60	$13.35	$15.02	$12.38	$14.88	$19.31	$17.66	$18.21	$17.20	$22.30
Number of accumulation units outstanding at end of period	50,712	43,425	40,790	28,173	36,681	29,106	26,054	26,161	21,543	24,854
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.47	$12.31	$15.82	$20.18	$19.33	$22.77	$30.86	$30.88	$28.46	$36.87
Value at end of period	$12.31	$15.82	$20.18	$19.33	$22.77	$30.86	$30.88	$28.46	$36.87	$40.59
Number of accumulation units outstanding at end of period	808,893	835,057	834,708	772,940	35,540	37,985	15,976	21,010	20,745	16,733
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during March 2010)										
Value at beginning of period			$12.74	$13.80	$12.87	$14.14	$18.17	$18.90	$17.99	$20.05
Value at end of period			$13.80	$12.87	$14.14	$18.17	$18.90	$17.99	$20.05	$22.95
Number of accumulation units outstanding at end of period			236	353	153	217	273	330	0	176
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.19	$36.14	$50.39	$54.37	$56.80	$57.80
Value at end of period					$36.14	$50.39	$54.37	$56.80	$57.80	$73.24
Number of accumulation units outstanding at end of period					5,931	6,097	6,151	5,582	4,834	5,186
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$11.35	$7.89	$10.07	$10.97	$10.91	$12.37	$15.90	$17.11	$16.05	$17.60
Value at end of period	$7.89	$10.07	$10.97	$10.91	$12.37	$15.90	$17.11	$16.05	$17.60	$19.82
Number of accumulation units outstanding at end of period	34,384	36,216	33,378	23,759	32,624	31,722	26,623	23,841	25,041	25,468
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$11.37	$10.49	$10.62
Value at end of period								$10.49	$10.62	$14.03
Number of accumulation units outstanding at end of period								9,110	11,975	18,068
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$21.44	$17.96	$22.49	$24.26	$24.53	$27.73	$33.16	$35.80	$35.84	$37.30
Value at end of period	$17.96	$22.49	$24.26	$24.53	$27.73	$33.16	$35.80	$35.84	$37.30	$43.96
Number of accumulation units outstanding at end of period	160	186	196	191	202	132	97	105	112	118
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.42	$11.44	$16.48	$20.64	$20.24	$23.62	$31.12	$34.84	$36.06	$40.32
Value at end of period	$11.44	$16.48	$20.64	$20.24	$23.62	$31.12	$34.84	$36.06	$40.32	$51.12
Number of accumulation units outstanding at end of period	168	192	204	201	214	124	78	84	90	95
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.45	$17.36	$19.55	$21.01	$22.31	$24.05	$23.90	$24.95	$24.88	$25.37
Value at end of period	$17.36	$19.55	$21.01	$22.31	$24.05	$23.90	$24.95	$24.88	$25.37	$26.16
Number of accumulation units outstanding at end of period	22	21	21	21	21	21	21	21	21	21
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$15.68	$8.63	$11.83	$13.63	$11.70	$13.98	$17.87	$19.10	$18.57	$18.86
Value at end of period	$8.63	$11.83	$13.63	$11.70	$13.98	$17.87	$19.10	$18.57	$18.86	$23.84
Number of accumulation units outstanding at end of period	183	225	245	173	200	76	54	68	83	95
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$14.84	$8.90	$12.07	$13.76	$12.96	$15.30	$19.84	$22.30	$23.38	$23.38
Value at end of period	$8.90	$12.07	$13.76	$12.96	$15.30	$19.84	$22.30	$23.38	$23.38	$29.75
Number of accumulation units outstanding at end of period	162	204	222	237	258	137	115	125	135	144

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$9.70	$9.85								
Value at end of period	$11.82	$9.70								
Number of accumulation units outstanding at end of period	2,642	1,781								
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$21.86	$17.41	$18.15	$17.36	$12.87	$11.14	$11.41	$9.19	$7.19	$9.40
Value at end of period	$23.87	$21.86	$17.41	$18.15	$17.36	$12.87	$11.14	$11.41	$9.19	$7.19
Number of accumulation units outstanding at end of period	40,377	42,802	49,883	56,417	53,946	43,599	24,094	11,626	5,130	1,313
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$25.56	$22.07	$23.05	$20.78	$16.02	$14.06	$14.72	$11.79	$9.36	$15.51
Value at end of period	$27.17	$25.56	$22.07	$23.05	$20.78	$16.02	$14.06	$14.72	$11.79	$9.36
Number of accumulation units outstanding at end of period	31,994	38,275	43,944	45,448	50,017	53,567	54,943	104,044	107,341	109,356
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period	$10.13	$10.13								
Value at end of period	$10.33	$10.13								
Number of accumulation units outstanding at end of period	10,753	8,683								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.40	$10.22	$10.28	$9.76	$9.67					
Value at end of period	$10.67	$10.40	$10.22	$10.28	$9.76					
Number of accumulation units outstanding at end of period	77,161	69,219	57,392	65,711	47,704					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$19.12	$17.49	$17.68	$16.11	$11.73	$10.64	$11.03	$9.05	$6.98	$11.48
Value at end of period	$22.53	$19.12	$17.49	$17.68	$16.11	$11.73	$10.64	$11.03	$9.05	$6.98
Number of accumulation units outstanding at end of period	23,807	26,477	29,507	32,549	32,938	27,105	18,134	12,844	5,037	593
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$74.59	$70.13	$82.02	$86.59	$80.32	$66.79	$81.96	$64.87	$35.87	$69.37
Value at end of period	$100.03	$74.59	$70.13	$82.02	$86.59	$80.32	$66.79	$81.96	$64.87	$35.87
Number of accumulation units outstanding at end of period	36,680	39,097	44,665	50,166	54,751	47,388	412,465	395,735	290,951	176,630
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$37.38	$37.54	$36.29	$35.66	$28.15	$23.33	$25.57	$22.16	$15.93	$26.77
Value at end of period	$50.83	$37.38	$37.54	$36.29	$35.66	$28.15	$23.33	$25.57	$22.16	$15.93
Number of accumulation units outstanding at end of period	2	2	2	2	50	64	66	113	115	123
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.09	$22.72	$23.37	$22.84	$22.98	$20.34	$20.27	$17.72	$14.99	$18.04
Value at end of period	$25.47	$24.09	$22.72	$23.37	$22.84	$22.98	$20.34	$20.27	$17.72	$14.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$26.98	$22.97	$24.53	$22.03	$15.70	$13.37	$13.74	$11.19	$8.20	$13.25
Value at end of period	$30.65	$26.98	$22.97	$24.53	$22.03	$15.70	$13.37	$13.74	$11.19	$8.20
Number of accumulation units outstanding at end of period	48,120	50,648	50,718	52,324	46,852	42,541	31,594	29,918	22,958	11,496
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.84	$16.95	$17.12	$15.93	$13.76	$12.43	$12.72	$11.43	$9.47	$13.73
Value at end of period	$20.09	$17.84	$16.95	$17.12	$15.93	$13.76	$12.43	$12.72	$11.43	$9.47
Number of accumulation units outstanding at end of period	20,575	22,311	19,733	19,518	19,103	16,580	174,373	201,644	214,682	205,673

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$6.21	$5.45	$5.35							
Value at end of period	$6.33	$6.21	$5.45							
Number of accumulation units outstanding at end of period	4,197	2,934	2,021							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$16.06	$15.35	$15.85	$15.46	$17.11	$15.81	$14.23	$13.23	$11.23	$12.15
Value at end of period	$16.57	$16.06	$15.35	$15.85	$15.46	$17.11	$15.81	$14.23	$13.23	$11.23
Number of accumulation units outstanding at end of period	87,207	88,969	120,986	106,862	127,592	153,264	1,671,696	1,422,721	862,847	413,595
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$20.27	$17.83	$18.65	$18.73	$16.80	$14.55	$14.87	$12.66	$7.93	$12.34
Value at end of period	$21.63	$20.27	$17.83	$18.65	$18.73	$16.80	$14.55	$14.87	$12.66	$7.93
Number of accumulation units outstanding at end of period	6,502	5,451	12,556	12,751	12,034	13,037	6,689	7,353	8,069	9,881
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.03	$9.96	$10.07							
Value at end of period	$10.29	$10.03	$9.96							
Number of accumulation units outstanding at end of period	13,432	14,475	491							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$34.30	$32.45	$34.07	$33.71	$33.14	$28.76	$29.61	$26.41	$22.33	$21.11
Value at end of period	$34.93	$34.30	$32.45	$34.07	$33.71	$33.14	$28.76	$29.61	$26.41	$22.33
Number of accumulation units outstanding at end of period	164,795	175,012	223,088	218,571	217,859	190,450	1,084,122	1,012,847	768,873	555,983
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$11.13									
Value at end of period	$12.85									
Number of accumulation units outstanding at end of period	792									
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.59	$2.47	$3.38	$3.71	$7.68	$8.78	$10.30			
Value at end of period	$3.92	$3.59	$2.47	$3.38	$3.71	$7.68	$8.78			
Number of accumulation units outstanding at end of period	17,417	46,638	20,142	4,509	5,847	3,844	7,516			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.26	$20.75	$21.25	$20.11	$17.31	$15.31	$15.59	$13.73	$11.58	$16.18
Value at end of period	$25.41	$22.26	$20.75	$21.25	$20.11	$17.31	$15.31	$15.59	$13.73	$11.58
Number of accumulation units outstanding at end of period	89,990	96,295	102,081	117,382	149,521	176,386	174,928	240,255	286,440	336,347
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.75	$9.66	$10.00							
Value at end of period	$12.76	$10.75	$9.66							
Number of accumulation units outstanding at end of period	32,264	27,965	10,262							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.86	$14.04	$14.75	$14.76	$15.46	$14.39	$13.95	$12.10	$10.00	$11.90
Value at end of period	$16.21	$14.86	$14.04	$14.75	$14.76	$15.46	$14.39	$13.95	$12.10	$10.00
Number of accumulation units outstanding at end of period	94,608	98,354	127,552	138,008	138,645	149,121	658,923	714,560	579,987	538,205
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.92	$9.40	$10.03							
Value at end of period	$12.21	$9.92	$9.40							
Number of accumulation units outstanding at end of period	98,633	103,671	123,943							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$10.42	$9.80	$10.19	$10.38						
Value at end of period	$11.92	$10.42	$9.80	$10.19						
Number of accumulation units outstanding at end of period	7,788	2,852	331	206						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$17.44	$17.25	$17.06	$16.34	$16.73	$16.34	$15.29	$15.33		
Value at end of period	$17.62	$17.44	$17.25	$17.06	$16.34	$16.73	$16.34	$15.29		
Number of accumulation units outstanding at end of period	1,091	640	189	773	661	1,897	2,721	1,697		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.46	$13.50	$13.57	$13.63	$13.70	$13.76	$13.83	$13.86	$13.89	$13.60
Value at end of period	$13.47	$13.46	$13.50	$13.57	$13.63	$13.70	$13.76	$13.83	$13.86	$13.89
Number of accumulation units outstanding at end of period	240,107	161,981	167,707	190,414	502,402	473,852	1,809,847	1,468,184	1,424,386	1,857,131
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.94	$17.34	$17.68	$16.05	$12.34	$10.72	$10.80	$9.51	$7.34	$11.82
Value at end of period	$22.68	$18.94	$17.34	$17.68	$16.05	$12.34	$10.72	$10.80	$9.51	$7.34
Number of accumulation units outstanding at end of period	562,033	626,032	705,057	725,398	961,178	839,210	847,975	1,160,834	975,697	1,222,363
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$21.11	$18.51	$18.99	$18.86	$17.95	$15.82	$15.23	$13.39	$9.01	$11.69
Value at end of period	$22.31	$21.11	$18.51	$18.99	$18.86	$17.95	$15.82	$15.23	$13.39	$9.01
Number of accumulation units outstanding at end of period	35,046	34,401	43,772	56,875	58,211	44,498	324,318	274,897	113,811	87,761
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.16	$22.93	$22.86	$20.17	$15.25	$13.39	$13.47	$11.88	$9.69	$15.51
Value at end of period	$31.21	$25.16	$22.93	$22.86	$20.17	$15.25	$13.39	$13.47	$11.88	$9.69
Number of accumulation units outstanding at end of period	217,661	220,294	224,953	212,583	258,044	250,124	450,565	573,609	572,860	594,639
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$47.65	$40.53	$41.48	$38.05	$28.42	$24.27	$24.67	$20.34	$15.52	$24.98
Value at end of period	$53.85	$47.65	$40.53	$41.48	$38.05	$28.42	$24.27	$24.67	$20.34	$15.52
Number of accumulation units outstanding at end of period	50,707	52,805	60,550	83,602	98,915	108,294	393,949	406,845	416,193	452,410
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.23	$27.81	$28.88	$27.52	$19.38	$17.33	$17.55	$14.36	$11.56	$17.49
Value at end of period	$38.53	$35.23	$27.81	$28.88	$27.52	$19.38	$17.33	$17.55	$14.36	$11.56
Number of accumulation units outstanding at end of period	44,326	48,787	48,883	52,577	56,030	63,279	322,594	355,597	348,307	399,729
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$17.38	$16.19	$16.59	$15.68	$14.33					
Value at end of period	$20.86	$17.38	$16.19	$16.59	$15.68					
Number of accumulation units outstanding at end of period	205	69	13	7	3					
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.38	$22.53	$22.51	$21.20	$21.34	$19.60	$18.32	$16.76	$15.10	$16.58
Value at end of period	$24.44	$23.38	$22.53	$22.51	$21.20	$21.34	$19.60	$18.32	$16.76	$15.10
Number of accumulation units outstanding at end of period	371,916	387,938	385,940	217,898	263,194	303,039	533,775	539,402	505,538	463,234
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$9.38	$9.35	$9.48	$10.13	$8.38	$7.09	$8.12	$7.57	$5.97	
Value at end of period	$11.65	$9.38	$9.35	$9.48	$10.13	$8.38	$7.09	$8.12	$7.57	
Number of accumulation units outstanding at end of period	43,756	39,563	44,542	25,960	27,712	23,444	81,043	88,067	78,707	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.68	$19.03	$17.97	$15.90	$12.20	$10.38	$10.33			
Value at end of period	$25.41	$19.68	$19.03	$17.97	$15.90	$12.20	$10.38			
Number of accumulation units outstanding at end of period	442,387	440,835	463,177	428,444	385,660	301,417	1,529,431			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.43	$13.62	$14.32	$13.08	$10.04	$8.80	$8.54	$7.19	$6.42	$9.23
Value at end of period	$17.43	$15.43	$13.62	$14.32	$13.08	$10.04	$8.80	$8.54	$7.19	$6.42
Number of accumulation units outstanding at end of period	237,473	261,970	325,566	308,867	414,433	344,087	1,000,518	1,059,936	1,345,805	1,238,565
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$30.08	$28.18	$28.18	$26.02	$19.81	$17.44	$17.61	$13.58	$9.65	$15.55
Value at end of period	$37.44	$30.08	$28.18	$28.18	$26.02	$19.81	$17.44	$17.61	$13.58	$9.65
Number of accumulation units outstanding at end of period	137,446	69,330	69,173	65,629	89,008	47,326	28,460	13,627	10,928	5,469
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$12.33									
Value at end of period	$13.73									
Number of accumulation units outstanding at end of period	1,354									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.77	$16.42	$16.56	$14.43	$11.10	$10.10	$10.60	$9.17	$7.41	$11.37
Value at end of period	$21.53	$17.77	$16.42	$16.56	$14.43	$11.10	$10.10	$10.60	$9.17	$7.41
Number of accumulation units outstanding at end of period	23,056	26,219	32,833	30,131	27,641	21,357	87,391	103,764	98,512	119,890
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$28.02	$26.43	$24.69	$21.94	$16.70	$14.66	$14.14	$12.60	$10.71	
Value at end of period	$36.60	$28.02	$26.43	$24.69	$21.94	$16.70	$14.66	$14.14	$12.60	
Number of accumulation units outstanding at end of period	59,107	47,529	24,095	9,928	6,019	4,270	1,230	5,942	811	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.77	$16.10	$15.85	$14.11	$10.74	$9.34	$9.15	$8.20	$6.66	$9.02
Value at end of period	$21.68	$17.77	$16.10	$15.85	$14.11	$10.74	$9.34	$9.15	$8.20	$6.66
Number of accumulation units outstanding at end of period	75,007	52,078	48,182	20,554	16,696	19,580	180,713	169,976	142,094	1,423
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.34	$21.22	$22.16	$19.85	$15.17	$13.15	$13.14	$11.89	$10.07	
Value at end of period	$27.42	$24.34	$21.22	$22.16	$19.85	$15.17	$13.15	$13.14	$11.89	
Number of accumulation units outstanding at end of period	14,695	12,970	8,141	5,954	5,166	4,811	28,935	22,733	28,787	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$28.08	$26.42	$26.77	$24.21	$18.04	$15.70	$16.13	$12.88	$11.42	
Value at end of period	$34.75	$28.08	$26.42	$26.77	$24.21	$18.04	$15.70	$16.13	$12.88	
Number of accumulation units outstanding at end of period	6,688	3,780	2,243	1,717	3,481	2,939	73,702	50,451	40,684	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.18	$17.00	$17.58	$15.68	$11.74	$10.08	$10.32	$8.29	$5.94	$9.31
Value at end of period	$22.51	$19.18	$17.00	$17.58	$15.68	$11.74	$10.08	$10.32	$8.29	$5.94
Number of accumulation units outstanding at end of period	48,763	37,184	32,577	22,483	18,552	9,043	43,125	5,757	1,726	554
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$20.15	$16.72	$17.60	$16.86	$12.21	$10.58	$11.06	$8.79	$6.98	$10.10
Value at end of period	$22.91	$20.15	$16.72	$17.60	$16.86	$12.21	$10.58	$11.06	$8.79	$6.98
Number of accumulation units outstanding at end of period	18,888	13,726	15,735	10,282	8,266	6,391	28,413	6,556	1,543	787
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$45.06	$36.38	$36.85	$34.76	$25.36	$22.26	$22.94	$18.54	$14.60	$21.29
Value at end of period	$49.90	$45.06	$36.38	$36.85	$34.76	$25.36	$22.26	$22.94	$18.54	$14.60
Number of accumulation units outstanding at end of period	56,525	57,827	60,845	97,718	118,181	113,516	106,197	136,325	134,627	136,964
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$21.12	$18.72	$18.98	$18.06	$13.05	$11.39	$11.35	$8.62	$6.61	$10.14
Value at end of period	$24.95	$21.12	$18.72	$18.98	$18.06	$13.05	$11.39	$11.35	$8.62	$6.61
Number of accumulation units outstanding at end of period	17,183	18,100	22,324	12,828	18,995	14,193	26,828	29,842	23,989	3,213

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.79	$8.41	$10.53	$11.92	$11.50	$12.98	$15.02	$15.78	$15.69	$16.53
Value at end of period	$8.41	$10.53	$11.92	$11.50	$12.98	$15.02	$15.78	$15.69	$16.53	$18.96
Number of accumulation units outstanding at end of period	205,308	305,840	350,851	312,879	380,122	430,915	352,146	347,993	318,388	355,836
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.23	$8.29	$10.59	$12.07	$11.46	$13.12	$15.72	$16.53	$16.36	$17.30
Value at end of period	$8.29	$10.59	$12.07	$11.46	$13.12	$15.72	$16.53	$16.36	$17.30	$20.56
Number of accumulation units outstanding at end of period	228,490	351,861	401,710	329,333	302,791	358,954	320,462	309,763	293,666	323,991
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.66	$8.17	$10.56	$12.09	$11.42	$13.12	$16.11	$17.01	$16.76	$17.74
Value at end of period	$8.17	$10.56	$12.09	$11.42	$13.12	$16.11	$17.01	$16.76	$17.74	$21.41
Number of accumulation units outstanding at end of period	149,503	231,366	281,483	262,725	248,822	284,337	216,569	197,767	193,758	220,275
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period			$10.03	$11.58	$10.93	$12.56	$15.44	$16.33	$16.10	$17.06
Value at end of period			$11.58	$10.93	$12.56	$15.44	$16.33	$16.10	$17.06	$20.65
Number of accumulation units outstanding at end of period			3,216	13,763	26,979	40,404	23,840	33,581	46,490	58,457
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$8.51	$8.59	$9.64	$9.36	$10.59	$12.18	$12.89	$12.77	$13.51
Value at end of period		$8.59	$9.64	$9.36	$10.59	$12.18	$12.89	$12.77	$13.51	$15.42
Number of accumulation units outstanding at end of period		88	139	179	251	8,968	15,818	18,940	5,199	5,683
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.58	$9.60	$11.20	$12.21	$12.20	$13.32	$14.18	$14.92	$14.86	$15.45
Value at end of period	$9.60	$11.20	$12.21	$12.20	$13.32	$14.18	$14.92	$14.86	$15.45	$16.80
Number of accumulation units outstanding at end of period	53,963	39,728	33,291	136,479	18,337	17,676	14,056	198,526	180,124	149,135
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$8.05	$7.67	$9.19	$10.16	$10.04	$11.19	$12.20	$12.81	$12.70	$13.38
Value at end of period	$7.67	$9.19	$10.16	$10.04	$11.19	$12.20	$12.81	$12.70	$13.38	$14.68
Number of accumulation units outstanding at end of period	428	6,410	8,582	10,590	11,887	860	1,149	634	634	96
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.07	$11.46	$13.44	$14.85	$15.04	$16.81	$18.75	$19.90	$19.76	$20.78
Value at end of period	$11.46	$13.44	$14.85	$15.04	$16.81	$18.75	$19.90	$19.76	$20.78	$22.85
Number of accumulation units outstanding at end of period	36,749	70,546	142,907	119,694	110,526	107,889	74,680	82,717	97,183	111,856
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.35	$9.13	$11.37	$12.80	$12.36	$14.14	$17.22	$18.26	$17.96	$19.11
Value at end of period	$9.13	$11.37	$12.80	$12.36	$14.14	$17.22	$18.26	$17.96	$19.11	$22.41
Number of accumulation units outstanding at end of period	129,715	232,238	349,911	382,662	391,045	437,506	421,439	431,378	430,485	376,551
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.52	$10.04	$12.17	$13.57	$13.43	$15.18	$17.61	$18.69	$18.49	$19.62
Value at end of period	$10.04	$12.17	$13.57	$13.43	$15.18	$17.61	$18.69	$18.49	$19.62	$22.35
Number of accumulation units outstanding at end of period	156,719	205,320	344,429	420,768	326,317	329,306	291,153	297,406	325,017	317,463
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$10.29	$10.78	$11.39	$12.15	$12.55	$12.17	$12.80	$12.77	$13.00
Value at end of period		$10.78	$11.39	$12.15	$12.55	$12.17	$12.80	$12.77	$13.00	$13.35
Number of accumulation units outstanding at end of period		2,626	8,068	14,403	10,124	8,722	9,051	29,186	28,965	28,623
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.75	$11.51	$15.54	$18.86	$18.17	$21.04	$27.50	$30.78	$30.09	$37.15
Value at end of period	$11.51	$15.54	$18.86	$18.17	$21.04	$27.50	$30.78	$30.09	$37.15	$41.07
Number of accumulation units outstanding at end of period	27,666	143,705	305,813	331,086	51,609	54,606	49,274	31,059	29,633	26,691

VY® BARON GROWTH PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$19.09	$11.16	$15.01	$18.89	$19.22	$22.88	$31.61	$32.82	$31.01	$32.51
Value at end of period	$11.16	$15.01	$18.89	$19.22	$22.88	$31.61	$32.82	$31.01	$32.51	$41.47
Number of accumulation units outstanding at end of period	1,201,988	1,413,949	1,438,458	1,352,670	73,720	85,770	70,321	65,821	56,159	54,195

VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$9.75	$6.72	$8.94	$10.35	$9.77	$12.25	$12.67	$14.38	$14.11	$14.16
Value at end of period	$6.72	$8.94	$10.35	$9.77	$12.25	$12.67	$14.38	$14.11	$14.16	$15.61
Number of accumulation units outstanding at end of period	628,609	796,150	935,985	1,017,737	79,906	80,116	77,377	84,759	73,629	63,710

VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$10.12	$6.19	$8.37	$10.66	$11.61	$13.35	$13.55	$17.52	$17.94	$18.61
Value at end of period	$6.19	$8.37	$10.66	$11.61	$13.35	$13.55	$17.52	$17.94	$18.61	$19.48
Number of accumulation units outstanding at end of period	808,288	739,250	908,569	964,529	70,650	86,076	87,091	106,387	105,585	89,960

VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$22.00	$13.30	$17.42	$19.42	$18.42	$20.58	$27.59	$30.97	$31.73	$34.23
Value at end of period	$13.30	$17.42	$19.42	$18.42	$20.58	$27.59	$30.97	$31.73	$34.23	$41.41
Number of accumulation units outstanding at end of period	39,317	71,562	67,444	47,340	10,221	12,755	12,766	12,218	8,557	7,805

VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$10.36	$6.80	$8.44	$10.52	$10.18	$11.57	$16.11	$16.73	$16.15	$19.88
Value at end of period	$6.80	$8.44	$10.52	$10.18	$11.57	$16.11	$16.73	$16.15	$19.88	$21.95
Number of accumulation units outstanding at end of period	1,238	4,507	7,378	8,990	12,229	13,998	17,502	21,655	25,347	25,126

VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$14.44	$9.13	$11.67	$13.37	$13.03	$15.38	$20.66	$22.44	$20.99	$24.60
Value at end of period	$9.13	$11.67	$13.37	$13.03	$15.38	$20.66	$22.44	$20.99	$24.60	$28.81
Number of accumulation units outstanding at end of period	144,880	123,761	128,060	87,185	37,617	37,593	31,648	31,246	24,897	24,800

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.89	$9.82	$11.99	$13.40	$13.19	$14.80	$18.41	$19.96	$19.45	$22.31
Value at end of period	$9.82	$11.99	$13.40	$13.19	$14.80	$18.41	$19.96	$19.45	$22.31	$24.62
Number of accumulation units outstanding at end of period	633,250	580,703	610,511	317,644	280,556	271,903	235,252	198,376	199,511	195,121

VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$13.08	$8.82	$10.87	$12.17	$11.85	$13.51	$17.99	$19.72	$19.04	$22.72
Value at end of period	$8.82	$10.87	$12.17	$11.85	$13.51	$17.99	$19.72	$19.04	$22.72	$25.75
Number of accumulation units outstanding at end of period	327,917	377,644	402,373	364,092	56,479	79,567	85,395	44,695	38,621	40,942

VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$25.08	$12.16	$20.76	$24.85	$20.21	$23.95	$22.46	$22.56	$18.90	$21.24
Value at end of period	$12.16	$20.76	$24.85	$20.21	$23.95	$22.46	$22.56	$18.90	$21.24	$30.23
Number of accumulation units outstanding at end of period	14,500	26,525	25,791	11,049	20,624	14,449	15,426	21,376	18,911	18,906

VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$18.24	$12.15	$15.19	$18.58	$18.83	$22.48	$29.43	$33.67	$32.49	$37.07
Value at end of period	$12.15	$15.19	$18.58	$18.83	$22.48	$29.43	$33.67	$32.49	$37.07	$41.95
Number of accumulation units outstanding at end of period	34,298	41,638	42,985	45,069	64,300	71,918	76,953	60,853	60,171	57,498

VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.89	$8.98	$11.38	$14.35	$14.09	$16.64	$23.00	$24.80	$23.77	$28.75
Value at end of period	$8.98	$11.38	$14.35	$14.09	$16.64	$23.00	$24.80	$23.77	$28.75	$33.06
Number of accumulation units outstanding at end of period	65,526	82,444	130,890	246,550	10,479	14,686	14,472	26,895	23,742	26,878

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$15.22	$9.04	$12.55	$14.49	$13.25	$16.04	$20.29	$20.66	$21.41	$21.35
Value at end of period	$9.04	$12.55	$14.49	$13.25	$16.04	$20.29	$20.66	$21.41	$21.35	$28.99
Number of accumulation units outstanding at end of period	1,281,594	1,325,428	1,354,724	1,292,209	686,651	624,600	440,042	433,237	395,536	384,759

VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.23	$7.89	$13.11	$15.53	$15.34	$17.73	$19.82	$19.79	$18.78	$21.36
Value at end of period	$7.89	$13.11	$15.53	$15.34	$17.73	$19.82	$19.79	$18.78	$21.36	$22.82
Number of accumulation units outstanding at end of period	154,035	198,272	217,323	256,411	15,467	16,848	10,959	20,386	13,763	15,407

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$13.02	$9.39	$12.45	$14.13	$14.46	$16.47	$20.03	$22.35	$23.40	$25.16
Value at end of period	$9.39	$12.45	$14.13	$14.46	$16.47	$20.03	$22.35	$23.40	$25.16	$28.82
Number of accumulation units outstanding at end of period	3,156,636	4,344,384	5,529,761	6,259,063	312,198	416,158	439,864	458,057	467,875	436,925
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.13	$7.99	$11.64	$14.89	$14.27	$16.48	$22.17	$24.67	$25.04	$26.77
Value at end of period	$7.99	$11.64	$14.89	$14.27	$16.48	$22.17	$24.67	$25.04	$26.77	$33.24
Number of accumulation units outstanding at end of period	574,121	645,673	645,353	566,674	395,187	361,854	311,707	297,680	277,519	262,105
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$11.95	$14.87	$17.00	$16.77	$19.55	$25.24	$26.99	$25.00	$29.55
Value at end of period	$11.95	$14.87	$17.00	$16.77	$19.55	$25.24	$26.99	$25.00	$29.55	$34.17
Number of accumulation units outstanding at end of period	211,118	338,443	494,774	487,376	81,117	115,995	78,856	82,935	84,713	84,487
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$17.71	$10.18	$14.49	$16.84	$16.58	$19.62	$27.18	$29.40	$32.41	$32.74
Value at end of period	$10.18	$14.49	$16.84	$16.58	$19.62	$27.18	$29.40	$32.41	$32.74	$43.51
Number of accumulation units outstanding at end of period	316,429	388,270	535,381	526,758	278,727	283,309	193,236	152,193	135,911	139,167
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.50	$9.29	$12.72	$14.40	$12.56	$14.84	$16.89	$16.62	$16.38	$16.61
Value at end of period	$9.29	$12.72	$14.40	$12.56	$14.84	$16.89	$16.62	$16.38	$16.61	$21.13
Number of accumulation units outstanding at end of period	62,280	55,916	37,236	43,233	15,418	16,930	14,823	17,772	15,190	14,296
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.32	$8.31	$9.00	$7.88	$9.32	$11.16	$10.37	$9.98	$10.11
Value at end of period	$6.32	$8.31	$9.00	$7.88	$9.32	$11.16	$10.37	$9.98	$10.11	$12.31
Number of accumulation units outstanding at end of period	245,017	237,632	229,590	217,250	147,371	161,166	135,079	143,210	131,384	125,419
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.33	$6.80	$8.95	$9.59	$9.00	$10.90	$14.17	$13.71	$12.61	$13.92
Value at end of period	$6.80	$8.95	$9.59	$9.00	$10.90	$14.17	$13.71	$12.61	$13.92	$16.37
Number of accumulation units outstanding at end of period	2,819	4,489	5,759	3,193	4,395	5,601	6,501	7,608	6,852	5,835
WANGER INTERNATIONAL										
Value at beginning of period	$10.53	$5.70	$8.50	$10.56	$8.97	$10.85	$13.21	$12.57	$12.52	$12.28
Value at end of period	$5.70	$8.50	$10.56	$8.97	$10.85	$13.21	$12.57	$12.52	$12.28	$16.24
Number of accumulation units outstanding at end of period	408,172	480,500	681,129	786,693	68,275	80,532	80,955	81,841	82,943	87,589
WANGER SELECT										
Value at beginning of period	$16.34	$8.28	$13.69	$17.25	$14.13	$16.65	$22.30	$22.88	$22.82	$25.74
Value at end of period	$8.28	$13.69	$17.25	$14.13	$16.65	$22.30	$22.88	$22.82	$25.74	$32.45
Number of accumulation units outstanding at end of period	771,205	770,789	916,219	822,038	56,871	55,755	51,899	56,255	46,635	46,514
WANGER USA										
Value at beginning of period	$14.49	$8.70	$12.31	$15.11	$14.51	$17.32	$23.05	$24.04	$23.77	$26.89
Value at end of period	$8.70	$12.31	$15.11	$14.51	$17.32	$23.05	$24.04	$23.77	$26.89	$32.00
Number of accumulation units outstanding at end of period	153,558	201,002	348,313	446,239	42,507	40,331	31,904	35,032	29,541	29,239
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS) (Funds were first received in this option during September 2016)										
Value at beginning of period									$11.14	$11.61
Value at end of period									$11.61	$13.90
Number of accumulation units outstanding at end of period									122	1,472
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$22.82	$15.50	$20.03	$24.43	$23.78	$26.85	$36.88	$39.40	$37.42	$47.99
Value at end of period	$15.50	$20.03	$24.43	$23.78	$26.85	$36.88	$39.40	$37.42	$47.99	$53.03
Number of accumulation units outstanding at end of period	6,634	13,845	14,920	11,427	21,168	20,161	20,824	20,413	17,629	17,096

Condensed Financial Information (continued)

TABLE 12

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.55%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$22.04	$21.73	$21.32	$20.46	$15.27	$13.36	$14.18	$13.01	$13.13	
Value at end of period	$27.93	$22.04	$21.73	$21.32	$20.46	$15.27	$13.36	$14.18	$13.01	
Number of accumulation units outstanding at end of period	80	52	22	6	0	81	81	81	852	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$17.67	$16.51	$16.67	$14.70	$12.04	$10.88	$11.15	$9.67	$8.59	
Value at end of period	$22.67	$17.67	$16.51	$16.67	$14.70	$12.04	$10.88	$11.15	$9.67	
Number of accumulation units outstanding at end of period	2,368	2,360	2,436	1,994	1,820	2,494	3,805	2,070	1,614	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$18.08	$16.62	$17.21	$15.86	$12.29	$11.27	$11.12	$9.96	$8.19	
Value at end of period	$21.88	$18.08	$16.62	$17.21	$15.86	$12.29	$11.27	$11.12	$9.96	
Number of accumulation units outstanding at end of period	168	152	143	306	219	1,010	889	604	758	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.57	$12.07	$12.40	$12.14	$13.44	$12.67	$11.27	$10.74	$10.18	
Value at end of period	$12.89	$12.57	$12.07	$12.40	$12.14	$13.44	$12.67	$11.27	$10.74	
Number of accumulation units outstanding at end of period	1,350	1,419	1,394	1,433	863	4,316	274	1,558	2,058	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during March 2016)										
Value at beginning of period	$9.92	$9.57								
Value at end of period	$11.26	$9.92								
Number of accumulation units outstanding at end of period	7,515	971								
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$17.04	$15.23	$14.82	$13.68	$10.46	$8.98	$9.21	$8.12	$6.13	$9.82
Value at end of period	$20.89	$17.04	$15.23	$14.82	$13.68	$10.46	$8.98	$9.21	$8.12	$6.13
Number of accumulation units outstanding at end of period	14,950	11,521	13,851	18,564	15,163	19,362	20,776	11,121	1,121	70
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.03	$14.29	$14.00	$13.82	$10.75	$8.85	$10.39	$8.36	$8.12	
Value at end of period	$18.96	$15.03	$14.29	$14.00	$13.82	$10.75	$8.85	$10.39	$8.36	
Number of accumulation units outstanding at end of period	172	1,219	1,897	14,387	15,293	9,038	8,291	4,880	30	
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.37	$12.11	$12.15	$11.57	$11.87	$11.27	$10.65	$9.98	$8.73	$9.90
Value at end of period	$12.70	$12.37	$12.11	$12.15	$11.57	$11.87	$11.27	$10.65	$9.98	$8.73
Number of accumulation units outstanding at end of period	8,918	10,068	15,246	14,099	6,544	6,831	383	1,008	311	54
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$25.19	$23.36	$22.30	$20.52	$15.42	$12.86	$13.59	$12.17	$9.10	$15.01
Value at end of period	$31.59	$25.19	$23.36	$22.30	$20.52	$15.42	$12.86	$13.59	$12.17	$9.10
Number of accumulation units outstanding at end of period	136,784	285,410	308,408	330,649	338,391	348,210	352,289	344,683	339,960	273,606

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.56	$9.01	$10.67	$12.02	$12.79	$14.31	$18.76	$20.74	$20.58	$23.20
Value at end of period	$9.01	$10.67	$12.02	$12.79	$14.31	$18.76	$20.74	$20.58	$23.20	$27.71
Number of accumulation units outstanding at end of period	36,209	44,349	46,913	31,598	26,234	21,244	30,716	29,719	27,574	30,716
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during September 2010)										
Value at beginning of period			$9.80	$11.77	$10.94	$12.66	$18.20	$19.86	$17.70	$21.84
Value at end of period			$11.77	$10.94	$12.66	$18.20	$19.86	$17.70	$21.84	$24.22
Number of accumulation units outstanding at end of period			1,049	2,155	2,268	5,288	7,443	6,307	6,575	7,730
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2012)										
Value at beginning of period					$15.87	$18.54	$26.68	$29.44	$28.07	$32.27
Value at end of period					$18.54	$26.68	$29.44	$28.07	$32.27	$37.19
Number of accumulation units outstanding at end of period					62	561	649	472	416	464
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.20	$8.06	$8.49	$7.83	$9.76	$12.16	$11.97	$11.45	$10.28
Value at end of period		$8.06	$8.49	$7.83	$9.76	$12.16	$11.97	$11.45	$10.28	$13.40
Number of accumulation units outstanding at end of period		645	112	501	5,001	5,011	5,552	5,510	4,908	3,658
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period								$10.45	$10.10	$9.44
Value at end of period								$10.10	$9.44	$11.72
Number of accumulation units outstanding at end of period								945	1,684	1,870
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$12.11	$12.65	$15.82	$15.64	$17.60	$23.34	$24.70	$22.86	$27.81
Value at end of period		$12.65	$15.82	$15.64	$17.60	$23.34	$24.70	$22.86	$27.81	$30.02
Number of accumulation units outstanding at end of period		59	509	220	236	93	384	134	134	134
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.81	$9.44	$11.76	$13.11	$13.63	$14.98	$17.58	$19.16	$18.64	$19.99
Value at end of period	$9.44	$11.76	$13.11	$13.63	$14.98	$17.58	$19.16	$18.64	$19.99	$22.27
Number of accumulation units outstanding at end of period	9,755	10,092	6,429	6,063	9,799	9,284	9,146	10,090	52,595	9,944
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period				$10.07	$9.50	$10.93	$11.21	$14.51	$15.15	$15.91
Value at end of period				$9.50	$10.93	$11.21	$14.51	$15.15	$15.91	$16.95
Number of accumulation units outstanding at end of period				52	1,971	2,078	2,743	2,425	2,400	2,697
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.13	$6.20	$7.85	$9.08	$8.57	$9.80	$12.75	$14.17	$13.78	$15.73
Value at end of period	$6.20	$7.85	$9.08	$8.57	$9.80	$12.75	$14.17	$13.78	$15.73	$18.25
Number of accumulation units outstanding at end of period	4,161	7,244	4,560	1,107	4,471	5,481	10,216	10,701	1,263	1,401
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$8.49	$6.11	$8.03	$9.82	$9.35	$10.83	$14.56	$16.21	$15.29	$17.33
Value at end of period	$6.11	$8.03	$9.82	$9.35	$10.83	$14.56	$16.21	$15.29	$17.33	$19.53
Number of accumulation units outstanding at end of period	1,035	976	1,257	865	949	1,168	1,409	1,125	208	225
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.96	$13.12	$17.71	$20.65	$20.02	$23.18	$30.26	$33.69	$33.73	$36.23
Value at end of period	$13.12	$17.71	$20.65	$20.02	$23.18	$30.26	$33.69	$33.73	$36.23	$43.91
Number of accumulation units outstanding at end of period	360,449	488,206	488,499	500,854	487,214	468,694	476,239	420,498	390,958	282,888

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.80	$21.13	$22.12	$20.46	$16.05	$13.76	$13.70	$11.97	$9.24	$16.20
Value at end of period	$27.84	$24.80	$21.13	$22.12	$20.46	$16.05	$13.76	$13.70	$11.97	$9.24
Number of accumulation units outstanding at end of period	37,636	74,340	81,159	92,841	96,632	107,041	112,047	144,480	148,927	142,179
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.25	$24.19	$22.69	$20.50	$15.12	$13.26	$13.30	$10.77	$8.44	$16.07
Value at end of period	$32.59	$24.25	$24.19	$22.69	$20.50	$15.12	$13.26	$13.30	$10.77	$8.44
Number of accumulation units outstanding at end of period	40,996	102,690	111,189	136,021	130,749	137,952	153,266	189,895	207,923	227,708
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.80	$16.74	$16.24	$17.76	$13.69	$11.40	$13.84	$12.31	$9.78	$17.50
Value at end of period	$20.48	$15.80	$16.74	$16.24	$17.76	$13.69	$11.40	$13.84	$12.31	$9.78
Number of accumulation units outstanding at end of period	110,853	98,804	92,669	85,591	79,168	71,052	66,431	68,419	63,159	19,242
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$36.58	$28.25	$30.68	$30.67	$22.64	$19.23	$20.09	$15.75	$12.26	$18.41
Value at end of period	$40.26	$36.58	$28.25	$30.68	$30.67	$22.64	$19.23	$20.09	$15.75	$12.26
Number of accumulation units outstanding at end of period	2,083	19,637	17,610	33,244	47,511	27,707	41,040	40,694	39,469	32,066
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$19.97	$17.93	$18.84	$18.13	$14.11	$12.85	$13.79	$12.32	$11.86	
Value at end of period	$22.85	$19.97	$17.93	$18.84	$18.13	$14.11	$12.85	$13.79	$12.32	
Number of accumulation units outstanding at end of period	48	48	82	48	48	48	207	48	48	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$57.67	$56.70	$54.29	$50.34	$36.12	$37.19				
Value at end of period	$73.03	$57.67	$56.70	$54.29	$50.34	$36.12				
Number of accumulation units outstanding at end of period	753	3,607	3,472	4,834	5,205	6,376				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$17.45	$15.91	$16.98	$15.79	$12.28	$10.84	$10.91	$10.01	$7.85	$11.30
Value at end of period	$19.64	$17.45	$15.91	$16.98	$15.79	$12.28	$10.84	$10.91	$10.01	$7.85
Number of accumulation units outstanding at end of period	5,905	6,057	18,254	21,756	24,023	30,100	40,948	51,813	52,043	54,037
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$10.61	$10.48	$11.56							
Value at end of period	$14.01	$10.61	$10.48							
Number of accumulation units outstanding at end of period	3,211	1,969	1,648							
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$35.16	$33.80	$33.78	$31.30	$26.19	$23.18	$22.93	$21.28	$16.99	$20.30
Value at end of period	$41.42	$35.16	$33.80	$33.78	$31.30	$26.19	$23.18	$22.93	$21.28	$16.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	5	4	5
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$38.63	$34.57	$33.41	$29.86	$22.68	$19.44	$19.83	$15.84	$11.00	$19.65
Value at end of period	$48.95	$38.63	$34.57	$33.41	$29.86	$22.68	$19.44	$19.83	$15.84	$11.00
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	6	5	6
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$24.67	$24.21	$24.29	$23.27	$23.43	$21.75	$20.49	$19.08	$16.94	$16.07
Value at end of period	$25.42	$24.67	$24.21	$24.29	$23.27	$23.43	$21.75	$20.49	$19.08	$16.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	23	23	24
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$21.84	$21.85	$20.86	$18.56	$14.32	$12.14	$12.89	$11.32	$8.35	$13.92
Value at end of period	$27.78	$21.84	$21.85	$20.86	$18.56	$14.32	$12.14	$12.89	$11.32	$8.35
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	8	7	8

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$21.76	$17.35	$18.09	$17.31	$12.84	$11.12	$11.39	$9.18	$5.98	
Value at end of period	$23.76	$21.76	$17.35	$18.09	$17.31	$12.84	$11.12	$11.39	$9.18	
Number of accumulation units outstanding at end of period	569	555	537	1,555	1,729	1,621	1,140	122	88	
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$25.36	$21.91	$22.90	$20.65	$15.93	$13.98	$14.65	$11.74	$9.33	$15.46
Value at end of period	$26.95	$25.36	$21.91	$22.90	$20.65	$15.93	$13.98	$14.65	$11.74	$9.33
Number of accumulation units outstanding at end of period	2,768	3,025	15,560	17,508	20,818	12,844	34,221	40,271	39,405	36,506
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$10.39	$10.21	$10.27	$9.75	$9.71					
Value at end of period	$10.65	$10.39	$10.21	$10.27	$9.75					
Number of accumulation units outstanding at end of period	1,057	843	931	5,000	165					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$19.02	$17.40	$17.60	$16.05	$11.70	$10.61	$11.01	$9.03	$6.97	$11.47
Value at end of period	$22.40	$19.02	$17.40	$17.60	$16.05	$11.70	$10.61	$11.01	$9.03	$6.97
Number of accumulation units outstanding at end of period	18,532	17,719	18,090	19,309	19,260	16,389	24,007	18,354	15,543	9,576
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$73.98	$69.60	$81.43	$86.01	$79.82	$66.41	$81.54	$64.56	$35.72	$69.12
Value at end of period	$99.17	$73.98	$69.60	$81.43	$86.01	$79.82	$66.41	$81.54	$64.56	$35.72
Number of accumulation units outstanding at end of period	7,963	27,863	27,644	30,545	27,618	25,573	27,119	24,027	21,707	16,306
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$36.93	$37.10	$35.89	$35.28	$27.87	$23.11	$25.33	$21.97	$15.80	$26.57
Value at end of period	$50.20	$36.93	$37.10	$35.89	$35.28	$27.87	$23.11	$25.33	$21.97	$15.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	4	4	4
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$26.83	$22.85	$24.41	$21.93	$15.64	$13.33	$13.70	$11.17	$8.18	$13.24
Value at end of period	$30.46	$26.83	$22.85	$24.41	$21.93	$15.64	$13.33	$13.70	$11.17	$8.18
Number of accumulation units outstanding at end of period	70,599	67,839	61,903	61,731	58,058	53,550	49,129	45,480	37,789	2,612
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.70	$16.82	$17.00	$15.83	$13.68	$12.36	$12.66	$11.38	$9.43	$13.68
Value at end of period	$19.92	$17.70	$16.82	$17.00	$15.83	$13.68	$12.36	$12.66	$11.38	$9.43
Number of accumulation units outstanding at end of period	9,268	9,184	60,288	64,566	68,852	70,584	89,390	86,563	116,445	104,238
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.96	$15.26	$15.77	$15.38	$17.04	$15.75	$14.18	$13.19	$11.21	$12.12
Value at end of period	$16.46	$15.96	$15.26	$15.77	$15.38	$17.04	$15.75	$14.18	$13.19	$11.21
Number of accumulation units outstanding at end of period	18,013	101,242	92,373	123,219	137,753	166,193	174,742	147,160	79,059	41,953
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$6.20	$5.89								
Value at end of period	$6.32	$6.20								
Number of accumulation units outstanding at end of period	106	66								
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$20.14	$17.73	$18.55	$18.64	$16.73	$14.49	$14.82	$12.63	$7.91	$12.32
Value at end of period	$21.48	$20.14	$17.73	$18.55	$18.64	$16.73	$14.49	$14.82	$12.63	$7.91
Number of accumulation units outstanding at end of period	5,094	31,075	34,653	40,299	48,007	50,013	30,388	21,893	16,453	9,687

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during March 2016)										
Value at beginning of period	$10.03	$10.12								
Value at end of period	$10.28	$10.03								
Number of accumulation units outstanding at end of period	1,561	1,401								
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$34.04	$32.22	$33.84	$33.50	$32.95	$28.61	$29.47	$26.29	$22.24	$21.04
Value at end of period	$34.65	$34.04	$32.22	$33.84	$33.50	$32.95	$28.61	$29.47	$26.29	$22.24
Number of accumulation units outstanding at end of period	33,695	34,185	28,782	46,709	44,806	46,300	64,916	54,638	43,001	26,913
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$12.73									
Value at end of period	$12.84									
Number of accumulation units outstanding at end of period	3,898									
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$3.58	$2.46	$3.38	$3.70	$7.67	$8.77	$10.70			
Value at end of period	$3.90	$3.58	$2.46	$3.38	$3.70	$7.67	$8.77			
Number of accumulation units outstanding at end of period	20,018	55,976	32,178	30,494	33,284	20,368	3,208			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.23	$19.80	$20.29	$19.21	$16.55	$14.64	$14.92	$13.15	$11.09	$15.50
Value at end of period	$24.23	$21.23	$19.80	$20.29	$19.21	$16.55	$14.64	$14.92	$13.15	$11.09
Number of accumulation units outstanding at end of period	28,069	33,204	65,588	72,414	80,773	87,421	90,594	100,439	112,621	136,408
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.75	$13.95	$14.66	$14.53	$15.38	$14.33	$13.89	$12.06	$9.97	$11.87
Value at end of period	$16.09	$14.75	$13.95	$14.66	$14.53	$15.38	$14.33	$13.89	$12.06	$9.97
Number of accumulation units outstanding at end of period	25,524	93,833	80,667	112,564	112,544	118,967	85,904	71,298	75,934	60,616
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.91	$9.40	$10.03							
Value at end of period	$12.19	$9.91	$9.40							
Number of accumulation units outstanding at end of period	44,355	58,845	81,075							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$10.40	$9.80	$10.44							
Value at end of period	$11.90	$10.40	$9.80							
Number of accumulation units outstanding at end of period	0	293,967	10,191							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.20	$13.25	$13.33	$13.40	$13.47	$13.54	$13.61	$13.65	$13.68	$13.40
Value at end of period	$13.21	$13.20	$13.25	$13.33	$13.40	$13.47	$13.54	$13.61	$13.65	$13.68
Number of accumulation units outstanding at end of period	143,041	474,901	569,457	543,353	414,510	450,617	357,259	410,286	370,967	248,143
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.86	$16.36	$16.69	$15.15	$11.66	$10.13	$10.21	$9.00	$6.95	$11.20
Value at end of period	$21.37	$17.86	$16.36	$16.69	$15.15	$11.66	$10.13	$10.21	$9.00	$6.95
Number of accumulation units outstanding at end of period	160,928	331,596	376,839	413,432	463,592	474,015	506,041	605,018	557,782	591,777
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.99	$18.41	$18.90	$18.78	$17.88	$15.77	$15.18	$13.36	$8.99	$11.67
Value at end of period	$22.17	$20.99	$18.41	$18.90	$18.78	$17.88	$15.77	$15.18	$13.36	$8.99
Number of accumulation units outstanding at end of period	8,861	1,519	594	2,652	5,818	10,028	9,201	8,627	1,047	412
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.45	$21.38	$21.32	$18.82	$14.24	$12.51	$12.59	$11.11	$9.07	$14.52
Value at end of period	$29.06	$23.45	$21.38	$21.32	$18.82	$14.24	$12.51	$12.59	$11.11	$9.07
Number of accumulation units outstanding at end of period	95,322	147,516	133,984	151,089	134,395	154,441	171,387	168,150	171,792	143,761

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.43	$15.79	$20.69	$25.08	$24.66	$28.86	$38.63	$42.09	$41.11	$48.30
Value at end of period	$15.79	$20.69	$25.08	$24.66	$28.86	$38.63	$42.09	$41.11	$48.30	$54.56
Number of accumulation units outstanding at end of period	88,402	120,001	124,262	120,942	119,978	124,797	122,790	123,447	135,092	75,060
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.10	$11.96	$14.85	$18.14	$17.91	$20.01	$28.40	$29.78	$28.67	$36.30
Value at end of period	$11.96	$14.85	$18.14	$17.91	$20.01	$28.40	$29.78	$28.67	$36.30	$39.68
Number of accumulation units outstanding at end of period	43,828	49,444	49,075	51,423	50,572	75,206	58,324	56,647	64,864	5,906
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.28	$14.81	$16.44	$17.96	$19.21	$20.89	$20.75	$22.02	$22.03	$22.86
Value at end of period	$14.81	$16.44	$17.96	$19.21	$20.89	$20.75	$22.02	$22.03	$22.86	$23.88
Number of accumulation units outstanding at end of period	233,535	247,184	265,539	276,267	265,161	252,646	289,032	403,317	429,017	139,126
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.85	$7.56	$8.11	$7.08	$8.36	$10.10	$9.45	$9.31	$9.34
Value at end of period		$7.56	$8.11	$7.08	$8.36	$10.10	$9.45	$9.31	$9.34	$11.60
Number of accumulation units outstanding at end of period		6,638	6,869	6,638	10,715	26,866	17,426	12,468	12,093	3,327
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.32	$10.38	$12.19	$15.87	$17.94	$18.98	$19.62
Value at end of period				$10.38	$12.19	$15.87	$17.94	$18.98	$19.62	$25.32
Number of accumulation units outstanding at end of period				125,826	128,445	138,712	201,123	152,756	142,930	63,931
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.22	$6.41	$7.18	$8.52	$8.77	$10.01	$13.03	$14.26	$13.55	$15.35
Value at end of period	$6.41	$7.18	$8.52	$8.77	$10.01	$13.03	$14.26	$13.55	$15.35	$17.33
Number of accumulation units outstanding at end of period	181,409	300,263	279,640	410,416	396,697	419,462	453,859	379,951	368,006	254,079
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$15.50	$9.61	$13.52	$17.53	$17.35	$19.70	$25.85	$27.99	$27.98	$29.85
Value at end of period	$9.61	$13.52	$17.53	$17.35	$19.70	$25.85	$27.99	$27.98	$29.85	$37.13
Number of accumulation units outstanding at end of period	8,423	10,564	20,037	38,420	78,071	83,305	80,402	78,478	68,212	45,071
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.36	$7.40	$9.16	$10.58	$10.07	$11.06	$14.37	$16.48	$16.34	$17.68
Value at end of period	$7.40	$9.16	$10.58	$10.07	$11.06	$14.37	$16.48	$16.34	$17.68	$21.40
Number of accumulation units outstanding at end of period	18,669	27,165	32,357	33,117	33,898	34,447	36,572	50,881	57,839	26,011
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.71	$12.59	$14.13	$14.64	$16.67	$21.89	$24.62	$26.34	$27.92
Value at end of period		$12.59	$14.13	$14.64	$16.67	$21.89	$24.62	$26.34	$27.92	$36.45
Number of accumulation units outstanding at end of period		3	0	51	0	0	1,002	1,153	3,356	3,950
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period		$5.03	$8.19	$9.14	$9.32	$10.71	$14.07	$15.80	$16.04	$17.70
Value at end of period		$8.19	$9.14	$9.32	$10.71	$14.07	$15.80	$16.04	$17.70	$21.57
Number of accumulation units outstanding at end of period		5,152	4,540	3,503	2,297	2,241	12,659	11,195	10,907	9,064
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.07	$11.88	$13.13	$13.13	$15.14	$19.80	$22.10	$21.15	$24.25
Value at end of period		$11.88	$13.13	$13.13	$15.14	$19.80	$22.10	$21.15	$24.25	$27.30
Number of accumulation units outstanding at end of period		386	382	0	74	80	1,007	165	206	2,164
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.42	$12.88	$16.12	$15.68	$18.01	$24.16	$26.69	$26.34	$27.98
Value at end of period		$12.88	$16.12	$15.68	$18.01	$24.16	$26.69	$26.34	$27.98	$34.60
Number of accumulation units outstanding at end of period		2,002	2,267	2,368	908	1,358	2,176	2,988	1,687	1,527

CFI 82

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.17	$5.94	$8.28	$10.31	$10.06	$11.71	$15.63	$17.52	$16.93	$19.10
Value at end of period	$5.94	$8.28	$10.31	$10.06	$11.71	$15.63	$17.52	$16.93	$19.10	$22.41
Number of accumulation units outstanding at end of period	302	526	1,684	492	546	1,259	3,955	5,400	5,948	6,335
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.29	$6.98	$8.79	$11.05	$10.56	$12.18	$16.81	$17.55	$16.65	$20.06
Value at end of period	$6.98	$8.79	$11.05	$10.56	$12.18	$16.81	$17.55	$16.65	$20.06	$22.80
Number of accumulation units outstanding at end of period	1,357	2,380	2,555	1,750	1,958	2,050	4,102	1,944	2,052	2,262
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.87	$14.31	$18.15	$22.46	$21.78	$24.80	$33.98	$36.00	$35.52	$43.98
Value at end of period	$14.31	$18.15	$22.46	$21.78	$24.80	$33.98	$36.00	$35.52	$43.98	$48.68
Number of accumulation units outstanding at end of period	63,505	66,470	56,392	53,751	72,421	76,412	62,514	60,795	57,760	34,637
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$10.11	$6.59	$8.58	$11.30	$11.33	$12.98	$17.95	$18.86	$18.58	$20.96
Value at end of period	$6.59	$8.58	$11.30	$11.33	$12.98	$17.95	$18.86	$18.58	$20.96	$24.75
Number of accumulation units outstanding at end of period	8,945	7,999	22,232	35,371	90,143	98,632	69,682	70,990	50,750	6,203
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.77	$8.40	$10.51	$11.89	$11.46	$12.93	$14.95	$15.70	$15.60	$16.43
Value at end of period	$8.40	$10.51	$11.89	$11.46	$12.93	$14.95	$15.70	$15.60	$16.43	$18.84
Number of accumulation units outstanding at end of period	61,285	227,405	255,656	295,685	329,727	341,483	367,602	355,669	313,771	315,214
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.22	$8.28	$10.57	$12.04	$11.42	$13.07	$15.65	$16.45	$16.28	$17.20
Value at end of period	$8.28	$10.57	$12.04	$11.42	$13.07	$15.65	$16.45	$16.28	$17.20	$20.43
Number of accumulation units outstanding at end of period	40,253	145,855	169,548	177,241	199,009	249,728	323,053	328,740	306,660	306,848
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.64	$8.16	$10.53	$12.06	$11.38	$13.07	$16.04	$16.93	$16.67	$17.64
Value at end of period	$8.16	$10.53	$12.06	$11.38	$13.07	$16.04	$16.93	$16.67	$17.64	$21.27
Number of accumulation units outstanding at end of period	23,976	78,795	97,009	107,058	132,056	145,502	202,479	213,708	231,153	240,270
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$9.96	$11.58	$10.92	$12.55	$15.41	$16.29	$16.06	$17.00
Value at end of period			$11.58	$10.92	$12.55	$15.41	$16.29	$16.06	$17.00	$20.57
Number of accumulation units outstanding at end of period			2	1,933	3,956	4,885	10,722	14,624	23,318	39,220
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2014)										
Value at beginning of period							$12.89	$12.85	$12.72	$13.45
Value at end of period							$12.85	$12.72	$13.45	$15.35
Number of accumulation units outstanding at end of period							313	336	362	410
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.57	$9.59	$11.17	$12.18	$12.16	$13.27	$14.12	$14.85	$14.78	$15.36
Value at end of period	$9.59	$11.17	$12.18	$12.16	$13.27	$14.12	$14.85	$14.78	$15.36	$16.70
Number of accumulation units outstanding at end of period	6,853	29,370	25,642	20,905	24,714	28,810	28,496	195,002	170,225	140,460
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period					$11.13	$11.16	$12.16	$12.77	$12.65	$13.32
Value at end of period					$11.16	$12.16	$12.77	$12.65	$13.32	$14.61
Number of accumulation units outstanding at end of period					18	130	306	620	0	1,020
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.67	$11.15	$13.07	$14.44	$14.62	$16.33	$18.20	$19.30	$19.16	$20.14
Value at end of period	$11.15	$13.07	$14.44	$14.62	$16.33	$18.20	$19.30	$19.16	$20.14	$22.14
Number of accumulation units outstanding at end of period	17,011	14,706	10,139	8,223	9,959	9,466	8,017	16,528	19,300	2,721

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.80	$8.77	$10.93	$12.29	$11.86	$13.57	$16.52	$17.50	$17.20	$18.29
Value at end of period	$8.77	$10.93	$12.29	$11.86	$13.57	$16.52	$17.50	$17.20	$18.29	$21.44
Number of accumulation units outstanding at end of period	90,646	93,456	76,325	62,217	51,153	44,872	43,815	41,901	38,360	2,389
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.03	$9.70	$11.76	$13.10	$12.95	$14.63	$16.97	$18.00	$17.80	$18.88
Value at end of period	$9.70	$11.76	$13.10	$12.95	$14.63	$16.97	$18.00	$17.80	$18.88	$21.50
Number of accumulation units outstanding at end of period	311,074	291,512	275,953	254,296	225,346	212,874	195,997	183,046	163,470	2,622
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.64	$10.23	$10.77	$11.37	$12.13	$12.52	$12.14	$12.76	$12.72	$12.95
Value at end of period	$10.23	$10.77	$11.37	$12.13	$12.52	$12.14	$12.76	$12.72	$12.95	$13.29
Number of accumulation units outstanding at end of period	2,256	24,372	21,361	21,389	20,445	15,455	17,356	746	938	1,636
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2017)										
Value at beginning of period										$25.28
Value at end of period										$28.73
Number of accumulation units outstanding at end of period										3,234
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.70	$11.47	$15.48	$18.78	$18.09	$20.93	$27.34	$30.58	$29.89	$36.87
Value at end of period	$11.47	$15.48	$18.78	$18.09	$20.93	$27.34	$30.58	$29.89	$36.87	$40.75
Number of accumulation units outstanding at end of period	1,742	3,323	7,046	7,643	7,194	4,629	6,251	4,301	6,829	1,428
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.03	$11.12	$14.95	$18.81	$19.12	$22.76	$31.43	$32.61	$30.80	$32.27
Value at end of period	$11.12	$14.95	$18.81	$19.12	$22.76	$31.43	$32.61	$30.80	$32.27	$41.14
Number of accumulation units outstanding at end of period	37,115	50,736	58,170	64,842	65,726	91,656	72,385	62,339	56,271	15,782
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.72	$8.93	$10.34	$9.75	$12.23	$12.64	$14.34	$14.06	$14.10
Value at end of period	$6.72	$8.93	$10.34	$9.75	$12.23	$12.64	$14.34	$14.06	$14.10	$15.54
Number of accumulation units outstanding at end of period	43,651	57,102	62,989	49,576	109,681	113,762	150,790	132,964	129,336	1,881
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.11	$6.18	$8.35	$10.63	$11.58	$13.30	$13.50	$17.44	$17.86	$18.51
Value at end of period	$6.18	$8.35	$10.63	$11.58	$13.30	$13.50	$17.44	$17.86	$18.51	$19.36
Number of accumulation units outstanding at end of period	15,437	22,752	30,991	37,548	43,433	45,939	50,070	24,986	30,061	20,874
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.93	$13.26	$17.35	$19.34	$18.33	$20.47	$27.42	$30.77	$31.51	$33.97
Value at end of period	$13.26	$17.35	$19.34	$18.33	$20.47	$27.42	$30.77	$31.51	$33.97	$41.08
Number of accumulation units outstanding at end of period	6,105	5,922	6,863	4,596	2,042	2,090	3,564	2,671	3,038	1,565
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.36	$6.79	$8.42	$10.49	$10.15	$11.53	$16.05	$16.66	$16.08	$19.78
Value at end of period	$6.79	$8.42	$10.49	$10.15	$11.53	$16.05	$16.66	$16.08	$19.78	$21.82
Number of accumulation units outstanding at end of period	882	5,609	6,310	7,221	7,822	9,826	9,488	10,054	8,700	7,793
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.40	$9.10	$11.63	$13.31	$12.96	$15.30	$20.54	$22.29	$20.85	$24.42
Value at end of period	$9.10	$11.63	$13.31	$12.96	$15.30	$20.54	$22.29	$20.85	$24.42	$28.58
Number of accumulation units outstanding at end of period	32,182	34,921	32,141	26,358	24,150	23,376	23,558	17,773	18,373	2,775
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.78	$9.74	$11.54	$13.27	$13.05	$14.64	$17.67	$19.15	$19.21	$22.02
Value at end of period	$9.74	$11.54	$13.27	$13.05	$14.64	$17.67	$19.15	$19.21	$22.02	$24.29
Number of accumulation units outstanding at end of period	185,525	180,677	170,068	131,160	142,927	119,192	108,880	48,081	47,202	35,988
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$8.80	$10.85	$12.14	$11.81	$13.46	$17.92	$19.62	$18.94	$22.59
Value at end of period	$8.80	$10.85	$12.14	$11.81	$13.46	$17.92	$19.62	$18.94	$22.59	$25.59
Number of accumulation units outstanding at end of period	6,060	15,420	19,797	23,827	24,002	26,686	41,175	40,543	38,536	51,022

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$25.05	$12.14	$20.71	$24.78	$20.14	$23.86	$22.37	$22.45	$18.80	$21.12
Value at end of period	$12.14	$20.71	$24.78	$20.14	$23.86	$22.37	$22.45	$18.80	$21.12	$30.03
Number of accumulation units outstanding at end of period	7,316	9,734	13,115	19,438	17,562	12,878	13,646	6,186	5,625	7,805
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.18	$12.11	$15.13	$18.50	$18.74	$22.36	$29.26	$33.46	$32.26	$36.80
Value at end of period	$12.11	$15.13	$18.50	$18.74	$22.36	$29.26	$33.46	$32.26	$36.80	$41.62
Number of accumulation units outstanding at end of period	21,652	24,186	12,580	12,623	17,390	38,443	44,860	33,079	39,944	23,794
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.87	$8.97	$11.35	$14.31	$14.04	$16.57	$22.90	$24.68	$23.64	$28.59
Value at end of period	$8.97	$11.35	$14.31	$14.04	$16.57	$22.90	$24.68	$23.64	$28.59	$32.85
Number of accumulation units outstanding at end of period	583	686	1,815	1,773	2,091	14,570	13,719	865	916	927
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.58	$8.65	$12.43	$14.35	$13.11	$15.33	$20.06	$20.41	$21.14	$21.07
Value at end of period	$8.65	$12.43	$14.35	$13.11	$15.33	$20.06	$20.41	$21.14	$21.07	$28.60
Number of accumulation units outstanding at end of period	334,132	329,300	328,988	300,439	294,196	259,825	250,665	134,682	125,411	82,838
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.22	$7.88	$13.09	$15.49	$15.29	$17.67	$19.75	$19.71	$18.69	$21.25
Value at end of period	$7.88	$13.09	$15.49	$15.29	$17.67	$19.75	$19.71	$18.69	$21.25	$22.68
Number of accumulation units outstanding at end of period	701	7,794	7,527	5,889	7,182	24,143	35,914	19,669	20,781	22,095
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$13.00	$9.37	$12.42	$14.09	$14.41	$16.41	$19.94	$22.25	$23.28	$25.02
Value at end of period	$9.37	$12.42	$14.09	$14.41	$16.41	$19.94	$22.25	$23.28	$25.02	$28.63
Number of accumulation units outstanding at end of period	246,391	371,807	395,719	440,395	435,345	455,531	525,955	459,281	514,613	292,046
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.01	$7.92	$11.25	$14.74	$14.12	$16.30	$21.92	$23.77	$24.73	$26.42
Value at end of period	$7.92	$11.25	$14.74	$14.12	$16.30	$21.92	$23.77	$24.73	$26.42	$32.80
Number of accumulation units outstanding at end of period	209,938	215,175	185,641	139,302	108,419	93,799	95,162	54,147	94,184	24,899
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.66	$11.93	$14.83	$16.95	$16.71	$19.48	$25.14	$26.86	$24.87	$29.38
Value at end of period	$11.93	$14.83	$16.95	$16.71	$19.48	$25.14	$26.86	$24.87	$29.38	$33.96
Number of accumulation units outstanding at end of period	13,398	23,200	28,142	30,629	28,953	35,175	39,783	42,097	50,435	56,209
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.87	$9.69	$13.78	$16.02	$15.76	$18.63	$25.81	$27.90	$30.74	$31.04
Value at end of period	$9.69	$13.78	$16.02	$15.76	$18.63	$25.81	$27.90	$30.74	$31.04	$41.23
Number of accumulation units outstanding at end of period	82,227	92,519	107,872	97,093	117,627	112,533	107,057	100,903	90,789	42,367
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.47	$9.28	$12.69	$14.36	$12.52	$14.79	$16.81	$16.54	$16.29	$16.51
Value at end of period	$9.28	$12.69	$14.74	$12.52	$14.79	$16.81	$16.54	$16.29	$16.51	$20.99
Number of accumulation units outstanding at end of period	4,315	467	466	267	665	665	670	279	306	515
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.32	$8.30	$8.99	$7.87	$9.30	$11.13	$10.34	$9.94	$10.06
Value at end of period	$6.32	$8.30	$8.99	$7.87	$9.30	$11.13	$10.34	$9.94	$10.06	$12.25
Number of accumulation units outstanding at end of period	73,810	71,936	74,126	63,550	69,756	73,382	75,317	71,361	69,846	46,496
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.32	$6.79	$8.93	$9.57	$8.98	$10.87	$14.12	$13.65	$12.55	$13.84
Value at end of period	$6.79	$8.93	$9.57	$8.98	$10.87	$14.12	$13.65	$12.55	$13.84	$16.27
Number of accumulation units outstanding at end of period	369	686	1,132	1,265	0	842	842	27	55	1,082
WANGER INTERNATIONAL										
Value at beginning of period	$10.53	$5.70	$8.48	$10.54	$8.95	$10.82	$13.17	$12.52	$12.46	$12.22
Value at end of period	$5.70	$8.48	$10.54	$8.95	$10.82	$13.17	$12.52	$12.46	$12.22	$16.15
Number of accumulation units outstanding at end of period	5,342	7,545	6,239	7,147	3,182	2,905	3,994	3,740	3,439	2,292

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER SELECT										
Value at beginning of period	$25.58	$22.69	$22.76	$22.19	$16.58	$14.07	$17.19	$13.66	$8.26	$16.31
Value at end of period	$32.23	$25.58	$22.69	$22.76	$22.19	$16.58	$14.07	$17.19	$13.66	$8.26
Number of accumulation units outstanding at end of period	15,070	14,405	71,879	83,823	73,801	79,198	100,432	99,456	97,753	77,282
WANGER USA										
Value at beginning of period	$26.72	$23.63	$23.91	$22.94	$17.25	$14.45	$15.06	$12.27	$8.68	$14.47
Value at end of period	$31.78	$26.72	$23.63	$23.91	$22.94	$17.25	$14.45	$15.06	$12.27	$8.68
Number of accumulation units outstanding at end of period	3,754	3,851	4,028	5,514	3,100	3,505	7,472	11,135	21,192	18,327
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$12.52									
Value at end of period	$13.89									
Number of accumulation units outstanding at end of period	161									
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$47.60	$37.13	$39.12	$36.64	$26.68	$23.65	$24.30	$19.93	$15.43	$22.74
Value at end of period	$52.57	$47.60	$37.13	$39.12	$36.64	$26.68	$23.65	$24.30	$19.93	$15.43
Number of accumulation units outstanding at end of period	1,431	1,764	2,236	2,360	1,835	2,745	12,049	13,332	20,871	19,571

TABLE 13

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES THAT CHANGED TO 0.55% EFFECTIVE DECEMBER 16, 2003
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® – THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$25.19	$23.36	$22.30	$20.52	$15.42	$12.86	$13.59	$12.17	$9.10	$15.01
Value at end of period	$31.59	$25.19	$23.36	$22.30	$20.52	$15.42	$12.86	$13.59	$12.17	$9.10
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.64	$17.38	$17.86	$16.39	$13.97	$12.71	$12.22	$10.96	$8.80	$12.88
Value at end of period	$20.76	$18.64	$17.38	$17.86	$16.39	$13.97	$12.71	$12.22	$10.96	$8.80
Number of accumulation units outstanding at end of period	3,050	3,705	5,919	5,816	4,115	2,856	3,541	578	558	534
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.50	$29.33	$29.29	$26.31	$20.15	$17.41	$17.96	$15.40	$11.41	$19.96
Value at end of period	$38.18	$31.50	$29.33	$29.29	$26.31	$20.15	$17.41	$17.96	$15.40	$11.41
Number of accumulation units outstanding at end of period	41,243	42,607	43,750	45,803	44,364	47,317	50,659	57,118	57,079	59,293
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.83	$19.45	$20.36	$18.83	$14.78	$12.67	$12.62	$11.02	$8.51	$14.92
Value at end of period	$25.63	$22.83	$19.45	$20.36	$18.83	$14.78	$12.67	$12.62	$11.02	$8.51
Number of accumulation units outstanding at end of period	24,254	26,819	24,472	25,461	26,246	25,071	31,707	33,852	33,424	33,843
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.29	$20.24	$18.99	$17.16	$12.66	$11.10	$11.13	$9.02	$7.07	$13.45
Value at end of period	$27.27	$20.29	$20.24	$18.99	$17.16	$12.66	$11.10	$11.13	$9.02	$7.07
Number of accumulation units outstanding at end of period	19,347	23,117	37,161	41,603	44,650	42,130	43,031	43,997	45,095	41,426
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.97	$19.03	$18.46	$20.20	$15.57	$12.97	$15.74	$13.99	$11.12	$19.90
Value at end of period	$23.28	$17.97	$19.03	$18.46	$20.20	$15.57	$12.97	$15.74	$13.99	$11.12
Number of accumulation units outstanding at end of period	2,986	3,184	2,091	2,099	3,123	2,156	2,204	2,005	2,604	4,458

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.19	$36.12	$50.34	$54.29	$56.70	$57.67
Value at end of period					$36.12	$50.34	$54.29	$56.70	$57.67	$73.03
Number of accumulation units outstanding at end of period					185	523	43	45	43	86
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.62	$10.16	$12.96	$14.12	$14.03	$15.89	$20.43	$21.97	$20.59	$22.58
Value at end of period	$10.16	$12.96	$14.12	$14.03	$15.89	$20.43	$21.97	$20.59	$22.58	$25.41
Number of accumulation units outstanding at end of period	1,679	1,470	1,213	3,998	1,128	1,126	519	558	787	732
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.47	$6.97	$9.03	$11.01	$10.61	$11.70	$16.05	$17.60	$17.40	$19.02
Value at end of period	$6.97	$9.03	$11.01	$10.61	$11.70	$16.05	$17.60	$17.40	$19.02	$22.40
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$67.23	$34.75	$62.80	$79.31	$64.60	$77.64	$83.67	$79.21	$67.70	$71.96
Value at end of period	$34.75	$62.80	$79.31	$64.60	$77.64	$83.67	$79.21	$67.70	$71.96	$96.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.91	$9.95	$11.80	$13.39	$13.14	$14.85	$17.23	$18.21	$17.77	$19.05
Value at end of period	$9.95	$11.80	$13.39	$13.14	$14.85	$17.23	$18.21	$17.77	$19.05	$21.74
Number of accumulation units outstanding at end of period	23,631	21,940	21,191	18,475	17,666	13,621	11,810	13,162	11,411	9,994
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.74	$9.87	$11.93	$13.75	$14.18	$15.22	$14.53	$14.51	$13.81	$14.60
Value at end of period	$9.87	$11.93	$13.75	$14.18	$15.22	$14.53	$14.51	$13.81	$14.60	$15.92
Number of accumulation units outstanding at end of period	13,868	10,193	9,926	8,779	10,102	10,447	11,065	14,061	12,663	12,674
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.03	$9.40	$9.91
Value at end of period								$9.40	$9.91	$12.19
Number of accumulation units outstanding at end of period								7,042	9,090	9,269
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.63	$11.87	$11.85	$11.81	$11.75	$11.69	$11.62	$11.56	$11.50	$11.46
Value at end of period	$11.87	$11.85	$11.81	$11.75	$11.69	$11.62	$11.56	$11.50	$11.46	$11.46
Number of accumulation units outstanding at end of period	18,681	38,913	18,612	9,934	15,090	3,782	3,781	2,487	3,304	4,344
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.73	$7.90	$10.23	$11.61	$11.52	$13.26	$17.23	$18.97	$18.60	$20.30
Value at end of period	$7.90	$10.23	$11.61	$11.52	$13.26	$17.23	$18.97	$18.60	$20.30	$24.30
Number of accumulation units outstanding at end of period	177,933	165,930	173,498	160,471	140,203	154,901	146,776	124,305	112,850	90,855
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.36	$8.34	$10.22	$11.59	$11.51	$13.10	$17.32	$19.61	$19.67	$21.57
Value at end of period	$8.34	$10.22	$11.59	$11.51	$13.10	$17.32	$19.61	$19.67	$21.57	$26.74
Number of accumulation units outstanding at end of period	79,689	74,113	63,888	44,668	48,993	50,722	49,580	48,438	34,844	32,882
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.26	$10.72	$14.04	$17.02	$16.73	$19.59	$26.21	$28.56	$27.90	$32.78
Value at end of period	$10.72	$14.04	$17.02	$16.73	$19.59	$26.21	$28.56	$27.90	$32.78	$37.02
Number of accumulation units outstanding at end of period	32,771	35,909	34,799	33,027	33,249	33,168	33,495	29,920	27,133	24,579
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.59	$10.96	$13.61	$16.62	$16.41	$18.34	$26.03	$27.29	$26.27	$33.27
Value at end of period	$10.96	$13.61	$16.62	$16.41	$18.34	$26.03	$27.29	$26.27	$33.27	$36.37
Number of accumulation units outstanding at end of period	15,285	15,040	16,596	15,774	16,046	16,059	15,560	14,052	14,266	14,712
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.66	$12.44	$13.80	$15.07	$16.12	$17.54	$17.42	$18.48	$18.49	$19.19
Value at end of period	$12.44	$13.80	$15.07	$16.12	$17.54	$17.42	$18.48	$18.49	$19.19	$20.04
Number of accumulation units outstanding at end of period	42,348	33,930	25,822	26,097	25,450	19,506	20,180	18,632	15,841	13,826

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.34	$9.31	$9.45	$10.10	$8.36	$7.08	$8.11	$7.56	$6.94	
Value at end of period	$11.60	$9.34	$9.31	$9.45	$10.10	$8.36	$7.08	$8.11	$7.56	
Number of accumulation units outstanding at end of period	930	955	2,904	3,523	4,229	3,448	3,496	3,278	3,684	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.62	$18.98	$17.94	$15.87	$12.19	$10.38	$10.32			
Value at end of period	$25.32	$19.62	$18.98	$17.94	$15.87	$12.19	$10.38			
Number of accumulation units outstanding at end of period	34,384	35,661	39,994	43,713	35,751	35,577	36,937			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$32.86	$30.80	$30.81	$28.47	$23.71					
Value at end of period	$40.88	$32.86	$30.80	$30.81	$28.47					
Number of accumulation units outstanding at end of period	3,552	3,511	3,601	3,839	3,335					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$35.24	$28.46	$28.85	$27.23	$19.87	$17.45	$17.99	$14.55	$11.47	$16.72
Value at end of period	$39.00	$35.24	$28.46	$28.85	$27.23	$19.87	$17.45	$17.99	$14.55	$11.47
Number of accumulation units outstanding at end of period	14,558	15,111	14,488	14,938	15,789	15,428	15,447	19,021	18,035	21,547
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.43	$15.60	$15.70	$14.95	$12.93	$11.46	$11.89	$10.51	$8.40	$12.77
Value at end of period	$18.84	$16.43	$15.60	$15.70	$14.95	$12.93	$11.46	$11.89	$10.51	$8.40
Number of accumulation units outstanding at end of period	3,884	3,448	3,149	2,736	1,814	1,486	1,211	937	678	449
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.20	$16.28	$16.45	$15.65	$13.07	$11.42	$12.04	$10.57	$8.28	$13.22
Value at end of period	$20.43	$17.20	$16.28	$16.45	$15.65	$13.07	$11.42	$12.04	$10.57	$8.28
Number of accumulation units outstanding at end of period	3,769	3,686	3,477	4,892	8,608	7,953	6,866	5,814	5,022	6,413
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.64	$16.67	$16.93	$16.04	$13.07	$11.38	$12.06	$10.53	$8.16	$13.64
Value at end of period	$21.27	$17.64	$16.67	$16.93	$16.04	$13.07	$11.38	$12.06	$10.53	$8.16
Number of accumulation units outstanding at end of period	23,033	20,898	19,929	20,335	19,300	18,171	16,804	15,481	13,924	11,959
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$17.00	$16.06	$16.29	$15.41	$12.55	$11.60				
Value at end of period	$20.57	$17.00	$16.06	$16.29	$15.41	$12.55				
Number of accumulation units outstanding at end of period	1,701	1,417	961	378	127	16				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.36	$14.78	$14.85	$14.12	$13.27	$12.70				
Value at end of period	$16.70	$15.36	$14.78	$14.85	$14.12	$13.27				
Number of accumulation units outstanding at end of period	0	0	8	0	0	1				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.54	$17.64	$17.77	$16.76	$15.03	$13.46	$13.29	$12.04	$10.27	$13.51
Value at end of period	$20.38	$18.54	$17.64	$17.77	$16.76	$15.03	$13.46	$13.29	$12.04	$10.27
Number of accumulation units outstanding at end of period	1,214	1,273	1,537	7,624	7,561	7,563	6,787	8,802	6,310	6,207
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.05	$17.91	$18.23	$17.20	$14.13	$12.35	$12.80	$11.38	$9.14	$14.37
Value at end of period	$22.33	$19.05	$17.91	$18.23	$17.20	$14.13	$12.35	$12.80	$11.38	$9.14
Number of accumulation units outstanding at end of period	4,192	2,990	2,846	10,949	10,648	10,339	9,565	9,033	7,943	7,566
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.78	$17.71	$17.91	$16.88	$14.56	$12.89	$13.03	$11.70	$9.65	$13.96
Value at end of period	$21.39	$18.78	$17.71	$17.91	$16.88	$14.56	$12.89	$13.03	$11.70	$9.65
Number of accumulation units outstanding at end of period	5,539	4,935	4,552	4,582	5,409	5,458	5,071	5,120	5,772	5,914

Condensed Financial Information (continued)

VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$18.51	$17.86	$17.44	$13.50	$13.30	$11.58	$10.63	$8.35	$6.18	$10.11
Value at end of period	$19.36	$18.51	$17.86	$17.44	$13.50	$13.30	$11.58	$10.63	$8.35	$6.18
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$21.39	$18.65	$19.15	$17.67	$14.22	$12.68	$12.89	$11.54	$9.46	$12.41
Value at end of period	$23.59	$21.39	$18.65	$19.15	$17.67	$14.22	$12.68	$12.89	$11.54	$9.46
Number of accumulation units outstanding at end of period	29,129	27,004	25,589	26,126	27,206	27,552	26,293	30,283	31,412	37,121

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$20.36	$20.43	$19.72	$19.38	$15.33	$12.67	$13.87	$12.01	$8.65	$14.58
Value at end of period	$27.64	$20.36	$20.43	$19.72	$19.38	$15.33	$12.67	$13.87	$12.01	$8.65
Number of accumulation units outstanding at end of period	47,408	50,755	59,185	61,738	62,003	63,959	72,289	70,498	71,028	72,337

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$25.76	$24.11	$23.77	$21.37	$15.90	$13.76	$14.37	$11.25	$7.72	$13.66
Value at end of period	$31.97	$25.76	$24.11	$23.77	$21.37	$15.90	$13.76	$14.37	$11.25	$7.72
Number of accumulation units outstanding at end of period	34,056	36,461	41,448	44,760	48,378	52,081	61,797	64,967	71,671	71,144

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$27.67	$23.43	$25.30	$23.68	$18.35	$15.74	$15.97	$13.97	$11.24	$17.58
Value at end of period	$31.99	$27.67	$23.43	$25.30	$23.68	$18.35	$15.74	$15.97	$13.97	$11.24
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$27.16	$26.90	$24.41	$22.58	$16.31	$13.79	$14.02	$12.06	$8.48	$14.76
Value at end of period	$36.08	$27.16	$26.90	$24.41	$22.58	$16.31	$13.79	$14.02	$12.06	$8.48
Number of accumulation units outstanding at end of period	19,998	21,435	16,580	15,478	14,682	13,196	13,415	13,481	12,008	10,647

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$10.06	$9.94	$10.34	$11.13	$9.30	$7.87	$8.99	$8.30	$6.32	$10.20
Value at end of period	$12.25	$10.06	$9.94	$10.34	$11.13	$9.30	$7.87	$8.99	$8.30	$6.32
Number of accumulation units outstanding at end of period	14,716	14,544	14,173	19,218	21,079	21,667	22,034	21,657	22,785	26,651

WANGER USA

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$26.72	$23.63	$23.91	$22.94	$17.25	$14.45	$15.06	$12.27	$8.68	$14.47
Value at end of period	$31.78	$26.72	$23.63	$23.91	$22.94	$17.25	$14.45	$15.06	$12.27	$8.68
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

TABLE 14
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

ALGER RESPONSIBLE INVESTING FUND (CLASS A)
(Funds were first received in this option during September 2010)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$21.96	$21.66	$21.26	$20.41	$15.24	$13.35	$14.17	$12.40		
Value at end of period	$27.81	$21.96	$21.66	$21.26	$20.41	$15.24	$13.35	$14.17		
Number of accumulation units outstanding at end of period	639	885	840	592	439	113	71	30		

AMANA GROWTH FUND (INVESTOR CLASS)
(Funds were first received in this option during December 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$17.60	$16.45	$16.62	$14.66	$12.01	$10.86	$11.14	$9.67	$9.54	
Value at end of period	$22.56	$17.60	$16.45	$16.62	$14.66	$12.01	$10.86	$11.14	$9.67	
Number of accumulation units outstanding at end of period	3,497	4,851	9,403	9,202	9,740	14,245	6,114	4,017	811	

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period			$11.01	$11.10	$11.25	$12.26	$15.81	$17.15	$16.56	$18.00
Value at end of period			$11.10	$11.25	$12.26	$15.81	$17.15	$16.56	$18.00	$21.77
Number of accumulation units outstanding at end of period			3,094	10,380	8,172	3,401	2,935	3,011	1,973	522
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period		$10.50	$10.74	$11.26	$12.65	$13.41	$12.12	$12.37	$12.03	$12.52
Value at end of period		$10.74	$11.26	$12.65	$13.41	$12.12	$12.37	$12.03	$12.52	$12.83
Number of accumulation units outstanding at end of period		20	172	5,163	18,786	12,135	13,336	2,455	2,727	1,120
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$8.99	$6.12	$8.12	$9.20	$8.97	$10.44	$13.64	$14.77	$15.17	$16.96
Value at end of period	$6.12	$8.12	$9.20	$8.97	$10.44	$13.64	$14.77	$15.17	$16.96	$20.79
Number of accumulation units outstanding at end of period	3,605	27,145	27,297	32,868	50,325	48,643	23,238	20,151	18,336	11,626
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during February 2009)										
Value at beginning of period		$4.76	$8.35	$10.38	$8.84	$10.72	$13.78	$13.95	$14.23	$14.97
Value at end of period		$8.35	$10.38	$8.84	$10.72	$13.78	$13.95	$14.23	$14.97	$18.87
Number of accumulation units outstanding at end of period		9,844	17,921	19,215	22,167	23,736	16,646	16,062	16,502	15,126
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$9.06	$8.73	$9.97	$10.63	$11.25	$11.84	$11.54	$12.11	$12.06	$12.32
Value at end of period	$8.73	$9.97	$10.63	$11.25	$11.84	$11.54	$12.11	$12.06	$12.32	$12.64
Number of accumulation units outstanding at end of period	357	1,844	2,586	2,364	14,353	17,297	21,924	13,559	13,251	12,958
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$14.99	$9.08	$12.14	$13.55	$12.81	$15.35	$20.42	$22.18	$23.22	$25.03
Value at end of period	$9.08	$12.14	$13.55	$12.81	$15.35	$20.42	$22.18	$23.22	$25.03	$31.38
Number of accumulation units outstanding at end of period	100,071	73,915	92,273	121,179	186,876	197,186	186,473	137,267	118,006	91,836
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.53	$8.99	$10.64	$11.98	$12.74	$14.25	$18.67	$20.63	$20.46	$23.05
Value at end of period	$8.99	$10.64	$11.98	$12.74	$14.25	$18.67	$20.63	$20.46	$23.05	$27.52
Number of accumulation units outstanding at end of period	66,477	46,145	46,708	47,463	90,756	93,736	101,183	63,141	48,153	41,194
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during December 2010)										
Value at beginning of period			$11.69	$11.76	$10.93	$12.65	$18.17	$19.81	$17.65	$21.77
Value at end of period			$11.76	$10.93	$12.65	$18.17	$19.81	$17.65	$21.77	$24.13
Number of accumulation units outstanding at end of period			469	2,692	2,514	1,777	2,607	2,735	1,705	461
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period			$17.20	$17.49	$15.41	$18.43	$26.51	$29.24	$27.87	$32.02
Value at end of period			$17.49	$15.41	$18.43	$26.51	$29.24	$27.87	$32.02	$36.88
Number of accumulation units outstanding at end of period			691	691	891	1,431	1,672	1,454	757	382
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during April 2009)										
Value at beginning of period		$5.67	$8.05	$8.47	$7.81	$9.74	$12.12	$11.93	$11.40	$10.24
Value at end of period		$8.05	$8.47	$7.81	$9.74	$12.12	$11.93	$11.40	$10.24	$13.33
Number of accumulation units outstanding at end of period		4,079	3,884	4,374	20,816	8,478	8,652	9,856	6,629	6,366
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period								$10.40	$10.10	$9.43
Value at end of period								$10.10	$9.43	$11.70
Number of accumulation units outstanding at end of period								520	948	850

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period		$12.08	$12.65	$15.80	$15.62	$17.57	$23.28	$24.63	$22.79	$27.71
Value at end of period		$12.65	$15.80	$15.62	$17.57	$23.28	$24.63	$22.79	$27.71	$29.90
Number of accumulation units outstanding at end of period		10	210	455	338	870	909	1,441	992	428
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.75	$9.39	$11.69	$13.02	$13.54	$14.87	$17.44	$19.00	$18.48	$19.81
Value at end of period	$9.39	$11.69	$13.02	$13.54	$14.87	$17.44	$19.00	$18.48	$19.81	$22.05
Number of accumulation units outstanding at end of period	17,133	4,895	7,590	6,932	8,148	17,535	4,845	4,965	4,158	4,002
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during March 2012)										
Value at beginning of period					$10.28	$10.92	$11.19	$14.48	$15.12	$15.87
Value at end of period					$10.92	$11.19	$14.48	$15.12	$15.87	$16.89
Number of accumulation units outstanding at end of period					181	1,244	1,022	4,259	2,017	408
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.48	$6.20	$7.84	$9.07	$8.55	$9.78	$12.71	$14.12	$13.72	$15.66
Value at end of period	$6.20	$7.84	$9.07	$8.55	$9.78	$12.71	$14.12	$13.72	$15.66	$18.16
Number of accumulation units outstanding at end of period	62	0	0	52	23,618	26,702	26,716	30,607	30,768	27,899
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$6.08	$6.11	$8.03	$9.81	$9.33	$10.81	$14.52	$16.16	$15.23	$17.25
Value at end of period	$6.11	$8.03	$9.81	$9.33	$10.81	$14.52	$16.16	$15.23	$17.25	$19.44
Number of accumulation units outstanding at end of period	82	648	0	403	4,159	4,777	7,283	1,861	1,975	1,524
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period						$11.17	$12.08	$12.66	$11.77	$15.33
Value at end of period						$12.08	$12.66	$11.77	$15.33	$17.02
Number of accumulation units outstanding at end of period						133	515	270	2,803	270
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.85	$13.05	$17.61	$20.52	$19.88	$23.01	$30.02	$33.41	$33.43	$35.89
Value at end of period	$13.05	$17.61	$20.52	$19.88	$23.01	$30.02	$33.41	$33.43	$35.89	$43.48
Number of accumulation units outstanding at end of period	275,711	214,023	3,084,650	2,964,998	119,951	139,076	91,444	73,163	57,545	36,029
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.12	$9.19	$11.90	$13.62	$13.67	$15.94	$20.30	$21.94	$20.94	$24.57
Value at end of period	$9.19	$11.90	$13.62	$13.67	$15.94	$20.30	$21.94	$20.94	$24.57	$27.57
Number of accumulation units outstanding at end of period	83,733	75,945	74,752	62,119	48,496	66,500	25,801	23,182	18,599	16,595
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.99	$8.40	$10.71	$13.22	$13.17	$15.01	$20.34	$22.51	$23.98	$24.03
Value at end of period	$8.40	$10.71	$13.22	$13.17	$15.01	$20.34	$22.51	$23.98	$24.03	$32.27
Number of accumulation units outstanding at end of period	222,467	166,798	171,423	135,068	131,669	183,297	75,914	72,665	59,268	42,372
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.41	$9.73	$12.23	$13.76	$11.33	$13.59	$17.63	$16.11	$16.59	$15.66
Value at end of period	$9.73	$12.23	$13.76	$11.33	$13.59	$17.63	$16.11	$16.59	$15.66	$20.28
Number of accumulation units outstanding at end of period	8,353	5,010	12,641	12,226	9,765	50,715	5,333	4,840	3,783	234
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.35	$12.22	$15.69	$19.99	$19.13	$22.51	$30.48	$30.47	$28.05	$36.30
Value at end of period	$12.22	$15.69	$19.99	$19.13	$22.51	$30.48	$30.47	$28.05	$36.30	$39.93
Number of accumulation units outstanding at end of period	39,970	41,203	34,310	48,892	19,365	27,386	15,384	12,052	7,595	2,935
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period		$12.02	$12.32	$13.77	$12.84	$14.09	$18.09	$18.79	$17.87	$19.89
Value at end of period		$12.32	$13.77	$12.84	$14.09	$18.09	$18.79	$17.87	$19.89	$22.75
Number of accumulation units outstanding at end of period		83	1,005	95	869	186	238	284	341	96

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$57.53	$56.59	$54.22	$50.30	$36.11	$37.18				
Value at end of period	$72.82	$57.53	$56.59	$54.22	$50.30	$36.11				
Number of accumulation units outstanding at end of period	1,039	1,107	1,140	1,064	1,059	3,247				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$17.30	$15.78	$16.85	$15.67	$12.20	$10.78	$10.85	$9.96	$7.81	$11.25
Value at end of period	$19.46	$17.30	$15.78	$16.85	$15.67	$12.20	$10.78	$10.85	$9.96	$7.81
Number of accumulation units outstanding at end of period	8,141	10,317	11,512	15,589	15,717	18,488	18,172	23,181	29,996	41,183
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$10.59	$10.11								
Value at end of period	$13.98	$10.59								
Number of accumulation units outstanding at end of period	386	386								
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$24.44	$23.99	$24.09	$23.09	$23.26	$21.60	$20.36	$18.97	$16.85	$15.99
Value at end of period	$25.17	$24.44	$23.99	$24.09	$23.09	$23.26	$21.60	$20.36	$18.97	$16.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$21.67	$17.28	$18.03	$17.26	$12.81	$11.10	$11.38	$9.17	$5.97	
Value at end of period	$23.64	$21.67	$17.28	$18.03	$17.26	$12.81	$11.10	$11.38	$9.17	
Number of accumulation units outstanding at end of period	613	1,496	2,568	3,010	8,793	8,261	6,595	7,129	5,343	
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$25.17	$21.75	$22.75	$20.52	$15.84	$13.91	$14.58	$11.69	$9.29	$15.41
Value at end of period	$26.73	$25.17	$21.75	$22.75	$20.52	$15.84	$13.91	$14.58	$11.69	$9.29
Number of accumulation units outstanding at end of period	2,720	3,448	3,930	5,700	13,541	10,448	1,013,190	837,019	17,082	19,908
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$10.37	$10.19	$10.26	$10.05						
Value at end of period	$10.62	$10.37	$10.19	$10.26						
Number of accumulation units outstanding at end of period	1,241	2,665	4,826	2,315						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$18.92	$17.32	$17.52	$15.98	$11.66	$10.58	$10.98	$9.01	$6.96	$11.46
Value at end of period	$22.27	$18.92	$17.32	$17.52	$15.98	$11.66	$10.58	$10.98	$9.01	$6.96
Number of accumulation units outstanding at end of period	9,856	10,909	10,688	22,885	31,882	30,996	26,249	3,506	350	17
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$73.38	$69.06	$80.85	$85.44	$79.33	$66.04	$81.12	$64.26	$35.57	$68.86
Value at end of period	$98.31	$73.38	$69.06	$80.85	$85.44	$79.33	$66.04	$81.12	$64.26	$35.57
Number of accumulation units outstanding at end of period	2,516	6,225	5,432	14,173	15,329	15,345	16,735	14,272	12,580	11,153
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$36.59	$36.78	$35.60	$35.01	$27.66	$22.95	$25.18	$21.84	$15.72	$26.44
Value at end of period	$49.71	$36.59	$36.78	$35.60	$35.01	$27.66	$22.95	$25.18	$21.84	$15.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	19	19	21
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$23.65	$22.34	$22.99	$22.49	$22.66	$20.08	$20.03	$17.52	$14.84	$17.40
Value at end of period	$24.99	$23.65	$22.34	$22.99	$22.49	$22.66	$20.08	$20.03	$17.52	$14.84
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$26.67	$22.73	$24.30	$21.84	$15.58	$13.28	$13.67	$11.14	$8.17	$13.22
Value at end of period	$30.26	$26.67	$22.73	$24.30	$21.84	$15.58	$13.28	$13.67	$11.14	$8.17
Number of accumulation units outstanding at end of period	1,265	1,962	3,449	2,826	3,023	2,076	1,738	2,009	726	1,958
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.55	$16.69	$16.88	$15.72	$13.59	$12.29	$12.59	$11.32	$9.39	$13.63
Value at end of period	$19.74	$17.55	$16.69	$16.88	$15.72	$13.59	$12.29	$12.59	$11.32	$9.39
Number of accumulation units outstanding at end of period	8,621	8,355	14,465	8,289	18,028	7,936	3,572	7,066	5,443	9,700
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$6.19	$5.45	$7.17							
Value at end of period	$6.31	$6.19	$5.45							
Number of accumulation units outstanding at end of period	778	778	777							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.86	$15.17	$15.69	$15.31	$16.96	$15.69	$14.14	$13.16	$11.18	$12.10
Value at end of period	$16.34	$15.86	$15.17	$15.69	$15.31	$16.96	$15.69	$14.14	$13.16	$11.18
Number of accumulation units outstanding at end of period	9,912	26,407	28,415	36,720	56,114	65,679	44,198	37,557	23,083	16,697
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$20.01	$17.62	$18.46	$18.55	$16.66	$14.44	$14.77	$12.59	$7.89	$12.29
Value at end of period	$21.33	$20.01	$17.62	$18.46	$18.55	$16.66	$14.44	$14.77	$12.59	$7.89
Number of accumulation units outstanding at end of period	357	1,929	9,653	9,436	12,326	12,767	30,479	24,391	24,981	37,620
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$10.02	$9.96	$9.97							
Value at end of period	$10.26	$10.02	$9.96							
Number of accumulation units outstanding at end of period	28	499	28							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$33.78	$31.99	$33.61	$33.29	$32.76	$28.46	$29.33	$26.18	$22.16	$20.98
Value at end of period	$34.36	$33.78	$31.99	$33.61	$33.29	$32.76	$28.46	$29.33	$26.18	$22.16
Number of accumulation units outstanding at end of period	13,520	17,131	27,073	43,426	45,775	59,175	48,192	40,232	34,294	33,866
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$3.57	$2.46	$3.37	$3.70	$7.67	$8.77	$10.39			
Value at end of period	$3.89	$3.57	$2.46	$3.37	$3.70	$7.67	$8.77			
Number of accumulation units outstanding at end of period	2,500	2,189	1,221	6,569	3,608	2,206	999			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.04	$19.63	$20.12	$19.06	$16.43	$14.54	$14.83	$13.07	$11.03	$15.43
Value at end of period	$23.99	$21.04	$19.63	$20.12	$19.06	$16.43	$14.54	$14.83	$13.07	$11.03
Number of accumulation units outstanding at end of period	57,463	62,832	81,637	85,974	107,258	143,895	597,025	577,301	195,593	243,823
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during December 2017)										
Value at beginning of period	$12.49									
Value at end of period	$12.73									
Number of accumulation units outstanding at end of period	190									
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.66	$13.87	$14.44	$14.61	$15.16	$14.27	$13.85	$12.02	$9.95	$11.73
Value at end of period	$15.98	$14.66	$13.87	$14.44	$14.61	$15.16	$14.27	$13.85	$12.02	$9.95
Number of accumulation units outstanding at end of period	9,320	1,535	2,259	27,942	91,500	52,617	57,058	73,001	77,956	90,415

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.03	$9.39	$9.90
Value at end of period								$9.39	$9.90	$12.17
Number of accumulation units outstanding at end of period								27,599	21,686	17,195
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period							$10.05	$10.19	$9.79	$10.39
Value at end of period							$10.19	$9.79	$10.39	$11.88
Number of accumulation units outstanding at end of period							191	247	247	247
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.34	$13.61	$13.57	$13.53	$13.45	$13.37	$13.29	$13.22	$13.14	$13.08
Value at end of period	$13.61	$13.57	$13.53	$13.45	$13.37	$13.29	$13.22	$13.14	$13.08	$13.08
Number of accumulation units outstanding at end of period	422,639	307,068	1,809,945	2,028,314	131,868	240,905	73,357	77,321	56,008	43,501
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.14	$6.91	$8.94	$10.15	$10.06	$11.58	$15.04	$16.55	$16.21	$17.69
Value at end of period	$6.91	$8.94	$10.15	$10.06	$11.58	$15.04	$16.55	$16.21	$17.69	$21.16
Number of accumulation units outstanding at end of period	664,656	524,546	532,361	425,911	334,106	346,597	314,463	308,192	239,209	138,776
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.66	$8.98	$13.33	$15.14	$15.71	$17.81	$18.70	$18.80	$18.32	$20.87
Value at end of period	$8.98	$13.33	$15.14	$15.71	$17.81	$18.70	$18.80	$18.32	$20.87	$22.03
Number of accumulation units outstanding at end of period	4,155	15,911	19,845	18,758	26,303	29,712	16,737	3,790	2,785	2,629
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.45	$9.02	$11.04	$12.51	$12.43	$14.14	$18.68	$21.14	$21.19	$23.23
Value at end of period	$9.02	$11.04	$12.51	$12.43	$14.14	$18.68	$21.14	$21.19	$23.23	$28.78
Number of accumulation units outstanding at end of period	164,902	134,364	118,345	102,712	82,588	61,105	53,472	49,770	44,532	32,694
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.31	$15.71	$20.57	$24.93	$24.49	$28.65	$38.33	$41.74	$40.75	$47.85
Value at end of period	$15.71	$20.57	$24.93	$24.49	$28.65	$38.33	$41.74	$40.75	$47.85	$54.03
Number of accumulation units outstanding at end of period	60,818	49,477	1,039,992	1,029,153	40,175	55,123	23,824	22,501	17,979	8,620
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.01	$11.89	$14.76	$18.02	$17.78	$19.87	$28.18	$29.54	$28.42	$35.96
Value at end of period	$11.89	$14.76	$18.02	$17.78	$19.87	$28.18	$29.54	$28.42	$35.96	$39.29
Number of accumulation units outstanding at end of period	38,949	33,379	30,944	28,920	21,209	20,630	12,537	11,581	8,514	7,361
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.20	$14.74	$16.34	$17.84	$19.07	$20.74	$20.59	$21.84	$21.83	$22.64
Value at end of period	$14.74	$16.34	$17.84	$19.07	$20.74	$20.59	$21.84	$21.83	$22.64	$23.64
Number of accumulation units outstanding at end of period	123,333	105,761	3,384,372	3,319,846	100,476	79,000	53,635	79,785	54,531	44,374
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$5.64	$5.94	$7.55	$8.10	$7.07	$8.34	$10.07	$9.41	$9.28	$9.30
Value at end of period	$5.94	$7.55	$8.10	$7.07	$8.34	$10.07	$9.41	$9.28	$9.30	$11.54
Number of accumulation units outstanding at end of period	887	8,207	8,203	10,142	12,497	12,210	12,653	8,816	10,564	6,541
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.32	$10.37	$12.18	$15.85	$17.90	$18.93	$19.56
Value at end of period				$10.37	$12.18	$15.85	$17.90	$18.93	$19.56	$25.23
Number of accumulation units outstanding at end of period				56,290	68,136	64,517	131,296	102,360	101,727	73,771
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.21	$6.40	$7.17	$8.50	$8.75	$9.98	$12.98	$14.20	$13.49	$15.27
Value at end of period	$6.40	$7.17	$8.50	$8.75	$9.98	$12.98	$14.20	$13.49	$15.27	$17.23
Number of accumulation units outstanding at end of period	78,541	21,331	26,087	103,501	68,638	194,083	79,859	80,618	69,927	37,681

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$29.62	$27.78	$27.80	$25.69	$19.59	$17.26	$17.45	$13.47	$9.58	$15.45
Value at end of period	$36.83	$29.62	$27.78	$27.80	$25.69	$19.59	$17.26	$17.45	$13.47	$9.58
Number of accumulation units outstanding at end of period	22,466	8,937	14,145	46,811	48,693	60,199	17,268	15,845	4,659	5,275
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.58	$16.26	$16.41	$14.32	$11.02	$10.04	$10.55	$9.14	$7.39	$11.35
Value at end of period	$21.28	$17.58	$16.26	$16.41	$14.32	$11.02	$10.04	$10.55	$9.14	$7.39
Number of accumulation units outstanding at end of period	12,663	15,648	18,991	20,973	30,033	16,809	8,852	5,460	3,109	2,346
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$27.81	$26.25	$24.55	$21.84	$16.64	$14.62	$14.12	$11.91		
Value at end of period	$36.29	$27.81	$26.25	$24.55	$21.84	$16.64	$14.62	$14.12		
Number of accumulation units outstanding at end of period	914	1,638	2,863	3,874	2,578	2,370	768	66		
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.62	$15.98	$15.75	$14.03	$10.69	$9.30	$9.13	$8.18	$6.65	$6.51
Value at end of period	$21.47	$17.62	$15.98	$15.75	$14.03	$10.69	$9.30	$9.13	$8.18	$6.65
Number of accumulation units outstanding at end of period	6,626	14,517	13,676	27,789	24,279	30,512	8,909	3,979	4,348	2,280
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.16	$21.08	$22.03	$19.75	$15.12	$13.12	$13.12	$11.88	$10.07	
Value at end of period	$27.18	$24.16	$21.08	$22.03	$19.75	$15.12	$13.12	$13.12	$11.88	
Number of accumulation units outstanding at end of period	2,234	2,492	2,510	1,389	1,460	927	960	794	308	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$27.87	$26.25	$26.62	$24.10	$17.97	$15.65	$16.10	$12.87	$11.42	
Value at end of period	$34.45	$27.87	$26.25	$26.62	$24.10	$17.97	$15.65	$16.10	$12.87	
Number of accumulation units outstanding at end of period	527	1,160	2,632	2,998	3,500	3,283	1,936	2,401	2,291	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.02	$16.87	$17.46	$15.59	$11.68	$10.04	$10.30	$8.27	$5.94	$4.91
Value at end of period	$22.30	$19.02	$16.87	$17.46	$15.59	$11.68	$10.04	$10.30	$8.27	$5.94
Number of accumulation units outstanding at end of period	1,378	6,422	6,511	24,962	15,386	15,288	4,633	3,758	6,719	526
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.97	$16.59	$17.49	$16.76	$12.16	$10.54	$11.03	$8.78	$6.98	$10.33
Value at end of period	$22.69	$19.97	$16.59	$17.49	$16.76	$12.16	$10.54	$11.03	$8.78	$6.98
Number of accumulation units outstanding at end of period	6,145	6,982	7,481	11,517	11,564	9,391	3,872	1,681	5,001	1,146
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$43.57	$35.21	$35.70	$33.71	$24.62	$21.63	$22.31	$18.05	$14.23	$20.77
Value at end of period	$48.20	$43.57	$35.21	$35.70	$33.71	$24.62	$21.63	$22.31	$18.05	$14.23
Number of accumulation units outstanding at end of period	26,946	38,240	43,653	48,854	75,468	65,457	66,631	82,370	69,771	86,086
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$20.80	$18.45	$18.73	$17.84	$12.91	$11.27	$11.24	$8.55	$6.56	$10.08
Value at end of period	$24.54	$20.80	$18.45	$18.73	$17.84	$12.91	$11.27	$11.24	$8.55	$6.56
Number of accumulation units outstanding at end of period	7,339	16,417	20,527	46,927	51,810	44,530	21,813	24,028	17,864	13,913
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$15.52	$15.63	$14.89	$12.88	$11.42	$11.86	$10.48	$8.38	$12.75
Value at end of period	$18.72	$16.33	$15.52	$15.63	$14.89	$12.88	$11.42	$11.86	$10.48	$8.38
Number of accumulation units outstanding at end of period	100,418	139,643	151,345	228,333	222,079	221,732	172,598	155,745	167,234	282,862
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.10	$16.19	$16.37	$15.58	$13.02	$11.38	$12.01	$10.54	$8.26	$13.20
Value at end of period	$20.30	$17.10	$16.19	$16.37	$15.58	$13.02	$11.38	$12.01	$10.54	$8.26
Number of accumulation units outstanding at end of period	89,103	119,337	122,980	163,355	165,555	157,702	117,967	127,897	127,989	139,209

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.54	$16.58	$16.84	$15.97	$13.01	$11.34	$12.03	$10.51	$8.14	$13.62
Value at end of period	$21.14	$17.54	$16.58	$16.84	$15.97	$13.01	$11.34	$12.03	$10.51	$8.14
Number of accumulation units outstanding at end of period	70,559	119,089	111,650	172,755	162,823	140,506	119,348	73,102	71,189	70,952
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$16.94	$16.01	$16.25	$15.39	$12.53	$10.91	$11.57	$10.59		
Value at end of period	$20.49	$16.94	$16.01	$16.25	$15.39	$12.53	$10.91	$11.57		
Number of accumulation units outstanding at end of period	13,656	17,447	15,411	12,286	7,769	1,800	342	48		
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.39	$12.67	$12.80	$12.11	$10.54	$9.32	$9.61	$8.58	$6.06	
Value at end of period	$15.27	$13.39	$12.67	$12.80	$12.11	$10.54	$9.32	$9.61	$8.58	
Number of accumulation units outstanding at end of period	8,334	5,521	3,740	1,973	6,607	9,133	7,462	5,469	2,436	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.27	$14.70	$14.78	$14.06	$13.22	$12.12	$12.15	$11.15	$9.57	$11.55
Value at end of period	$16.59	$15.27	$14.70	$14.78	$14.06	$13.22	$12.12	$12.15	$11.15	$9.57
Number of accumulation units outstanding at end of period	20,296	22,531	40,073	17,795	26,087	42,940	11,148	28,980	16,993	27,939
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.26	$12.60	$12.73	$12.13	$11.14	$10.01	$10.14	$9.17	$7.67	$8.14
Value at end of period	$14.54	$13.26	$12.60	$12.73	$12.13	$11.14	$10.01	$10.14	$9.17	$7.67
Number of accumulation units outstanding at end of period	839	948	897	838	663	600	20	2	0	132
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.95	$18.99	$19.14	$18.06	$16.21	$14.52	$14.35	$13.00	$11.09	$14.60
Value at end of period	$21.92	$19.95	$18.99	$19.14	$18.06	$16.21	$14.52	$14.35	$13.00	$11.09
Number of accumulation units outstanding at end of period	635	8,599	8,243	7,883	7,467	7,046	4,228	9,720	25,125	35,695
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.12	$17.05	$17.36	$16.39	$13.47	$11.78	$12.21	$10.86	$8.73	$13.73
Value at end of period	$21.24	$18.12	$17.05	$17.36	$16.39	$13.47	$11.78	$12.21	$10.86	$8.73
Number of accumulation units outstanding at end of period	8,480	17,141	18,058	18,686	19,543	21,281	33,317	34,093	72,187	132,593
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.71	$17.65	$17.85	$16.84	$14.53	$12.86	$13.02	$11.69	$9.65	$13.97
Value at end of period	$21.29	$18.71	$17.65	$17.85	$16.84	$14.53	$12.86	$13.02	$11.69	$9.65
Number of accumulation units outstanding at end of period	6,687	9,039	10,202	11,979	15,054	16,785	26,586	21,475	105,792	123,282
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.89	$12.67	$12.72	$12.10	$12.49	$12.10	$11.36	$10.77	$10.23	$10.14
Value at end of period	$13.22	$12.89	$12.67	$12.72	$12.10	$12.49	$12.10	$11.36	$10.77	$10.23
Number of accumulation units outstanding at end of period	9,760	9,956	3,525	8,155	11,968	6,502	2,675	2,465	2,407	303
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$23.64	$21.30	$21.19	$18.80	$14.33	$13.87				
Value at end of period	$28.54	$23.64	$21.30	$21.19	$18.80	$14.33				
Number of accumulation units outstanding at end of period	3,094	3,507	1,946	5,274	1,616	690				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$36.61	$29.68	$30.39	$27.18	$20.82	$18.00	$18.70	$15.42	$11.43	$15.66
Value at end of period	$40.43	$36.61	$29.68	$30.39	$27.18	$20.82	$18.00	$18.70	$15.42	$11.43
Number of accumulation units outstanding at end of period	805	1,305	1,110	13,889	18,349	17,524	974,104	1,058,659	1,693	13,720
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$32.03	$30.59	$32.41	$31.25	$22.64	$19.03	$18.73	$14.90	$11.08	$18.98
Value at end of period	$40.82	$32.03	$30.59	$32.41	$31.25	$22.64	$19.03	$18.73	$14.90	$11.08
Number of accumulation units outstanding at end of period	13,007	13,999	16,388	21,956	30,023	19,772	769,737	759,990	34,236	38,972

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.04	$14.00	$14.29	$12.60	$12.20	$9.73	$10.32	$8.93	$6.72	$9.74
Value at end of period	$15.46	$14.04	$14.00	$14.29	$12.60	$12.20	$9.73	$10.32	$8.93	$6.72
Number of accumulation units outstanding at end of period	2,650	6,818	10,402	32,909	36,309	37,217	30,941	17,573	20,273	17,017
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.41	$17.77	$17.37	$13.45	$13.26	$11.55	$10.61	$8.34	$6.17	$10.10
Value at end of period	$19.25	$18.41	$17.77	$17.37	$13.45	$13.26	$11.55	$10.61	$8.34	$6.17
Number of accumulation units outstanding at end of period	6,369	14,079	14,845	17,735	14,491	15,527	9,840	6,970	6,100	5,648
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.72	$31.29	$30.57	$27.26	$20.35	$18.24	$19.25	$17.28	$13.21	$21.86
Value at end of period	$40.75	$33.72	$31.29	$30.57	$27.26	$20.35	$18.24	$19.25	$17.28	$13.21
Number of accumulation units outstanding at end of period	1,408	1,654	2,631	4,390	4,501	4,236	3,759	6,264	7,027	10,487
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.67	$16.00	$16.58	$15.99	$11.49	$10.12	$10.47	$8.41	$6.78	$9.86
Value at end of period	$21.69	$19.67	$16.00	$16.58	$15.99	$11.49	$10.12	$10.47	$8.41	$6.78
Number of accumulation units outstanding at end of period	291	291	138	577	685	1,888	323	287	63	63
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$24.24	$20.71	$22.15	$20.42	$15.22	$12.90	$13.26	$11.58	$9.07	$14.36
Value at end of period	$28.36	$24.24	$20.71	$22.15	$20.42	$15.22	$12.90	$13.26	$11.58	$9.07
Number of accumulation units outstanding at end of period	4,699	9,554	9,228	10,649	14,622	11,550	11,248	13,652	15,034	31,411
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.89	$19.10	$19.62	$17.60	$14.17	$13.01	$13.23	$11.51	$9.72	$12.76
Value at end of period	$24.13	$21.89	$19.10	$19.62	$17.60	$14.17	$13.01	$13.23	$11.51	$9.72
Number of accumulation units outstanding at end of period	56,167	1,326	3,167	94,153	96,023	105,705	110,398	119,183	223,775	297,636
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$22.46	$18.84	$19.53	$17.84	$13.40	$11.77	$12.10	$10.82	$8.79	$13.04
Value at end of period	$25.43	$22.46	$18.84	$19.53	$17.84	$13.40	$11.77	$12.10	$10.82	$8.79
Number of accumulation units outstanding at end of period	3,361	7,971	8,060	8,147	8,325	10,446	13,917	13,725	8,564	10,438
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.99	$18.70	$22.34	$22.27	$23.77	$20.07	$24.71	$20.67	$12.12	$25.02
Value at end of period	$29.85	$20.99	$18.70	$22.34	$22.27	$23.77	$20.07	$24.71	$20.67	$12.12
Number of accumulation units outstanding at end of period	8,629	10,166	11,093	12,734	14,179	12,224	6,159	9,876	6,878	6,116
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$36.53	$32.04	$33.25	$29.09	$22.25	$18.65	$18.42	$15.07	$12.07	$18.13
Value at end of period	$41.30	$36.53	$32.04	$33.25	$29.09	$22.25	$18.65	$18.42	$15.07	$12.07
Number of accumulation units outstanding at end of period	4,920	10,753	11,559	19,269	20,869	23,536	13,316	14,501	13,296	35,722
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.42	$23.51	$24.56	$22.80	$16.51	$13.99	$14.27	$11.33	$8.95	$12.85
Value at end of period	$32.65	$28.42	$23.51	$24.56	$22.80	$16.51	$13.99	$14.27	$11.33	$8.95
Number of accumulation units outstanding at end of period	1,943	2,941	4,347	4,331	6,004	7,740	3,930	3,322	2,522	2,793
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.95	$21.03	$19.63	$19.97	$15.27	$13.07	$14.31	$11.98	$8.64	$15.07
Value at end of period	$28.42	$20.95	$21.03	$19.63	$19.97	$15.27	$13.07	$14.31	$11.98	$8.64
Number of accumulation units outstanding at end of period	56,528	29,898	38,823	129,411	183,021	176,691	239,362	283,232	403,741	514,069
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$21.13	$18.60	$19.62	$19.67	$17.62	$15.25	$15.45	$13.06	$7.87	$11.21
Value at end of period	$22.55	$21.13	$18.60	$19.62	$19.67	$17.62	$15.25	$15.45	$13.06	$7.87
Number of accumulation units outstanding at end of period	1,919	2,461	4,681	5,810	8,021	11,195	3,807	2,498	1,437	372
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$24.87	$23.16	$22.14	$19.86	$16.35	$14.37	$14.05	$12.39	$9.36	$12.98
Value at end of period	$28.45	$24.87	$23.16	$22.14	$19.86	$16.35	$14.37	$14.05	$12.39	$9.36
Number of accumulation units outstanding at end of period	93,041	151,539	136,400	150,765	144,697	104,310	47,198	39,730	22,814	106,899

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.99	$7.71	$11.22	$14.70	$14.07	$16.24	$21.28	$23.65	$24.60	$26.27
Value at end of period	$7.71	$11.22	$14.70	$14.07	$16.24	$21.28	$23.65	$24.60	$26.27	$32.59
Number of accumulation units outstanding at end of period	219,118	143,813	161,729	147,317	109,753	95,320	90,409	31,642	20,524	44,985
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.61	$11.90	$14.78	$16.89	$16.64	$19.39	$25.00	$26.71	$24.71	$29.18
Value at end of period	$11.90	$14.78	$16.89	$16.64	$19.39	$25.00	$26.71	$24.71	$29.18	$33.71
Number of accumulation units outstanding at end of period	13,978	7,954	2,867,876	2,686,956	43,868	42,053	44,206	31,848	15,131	12,610
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.79	$9.64	$13.70	$15.92	$15.65	$18.50	$25.61	$27.67	$30.47	$30.75
Value at end of period	$9.64	$13.70	$15.92	$15.65	$18.50	$25.61	$27.67	$30.47	$30.75	$40.83
Number of accumulation units outstanding at end of period	219,788	181,177	724,950	681,406	53,852	60,094	45,155	40,812	33,271	14,205
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$9.26	$12.66	$14.32	$12.48	$14.73	$16.74	$16.46	$16.20	$16.41
Value at end of period	$9.26	$12.66	$14.32	$12.48	$14.73	$16.74	$16.46	$16.20	$16.41	$20.86
Number of accumulation units outstanding at end of period	3,796	3,500	4,852	5,156	5,336	3,265	4,298	3,548	2,913	1,566
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.32	$8.30	$8.98	$7.85	$9.28	$11.10	$10.30	$9.90	$10.02
Value at end of period	$6.32	$8.30	$8.98	$7.85	$9.28	$11.10	$10.30	$9.90	$10.02	$12.19
Number of accumulation units outstanding at end of period	49,258	21,906	27,589	29,906	44,837	46,535	40,103	25,453	22,831	14,315
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.31	$6.78	$8.92	$9.55	$8.95	$10.83	$14.07	$13.59	$12.49	$13.77
Value at end of period	$6.78	$8.92	$9.55	$8.95	$10.83	$14.07	$13.59	$12.49	$13.77	$16.18
Number of accumulation units outstanding at end of period	401	174	174	191	1,316	2,726	4,203	2,037	1,880	1,187
WANGER INTERNATIONAL (Funds were first received in this option during August 2009)										
Value at beginning of period		$7.69	$8.47	$10.52	$8.93	$10.79	$13.12	$12.47	$12.41	$12.16
Value at end of period		$8.47	$10.52	$8.93	$10.79	$13.12	$12.47	$12.41	$12.16	$16.07
Number of accumulation units outstanding at end of period		1,261	840	824	5,925	5,366	3,874	3,542	3,559	2,383
WANGER SELECT										
Value at beginning of period	$16.28	$8.24	$13.62	$17.13	$14.02	$16.51	$22.08	$22.64	$22.56	$25.42
Value at end of period	$8.24	$13.62	$17.13	$14.02	$16.51	$22.08	$22.64	$22.56	$25.42	$32.01
Number of accumulation units outstanding at end of period	9,786	5,108	6,247	45,215	4,176	4,030	3,489	2,274	2,363	2,116
WANGER USA										
Value at beginning of period	$14.44	$8.66	$12.24	$15.01	$14.40	$17.17	$22.83	$23.78	$23.50	$26.55
Value at end of period	$8.66	$12.24	$15.01	$14.40	$17.17	$22.83	$23.78	$23.50	$26.55	$31.56
Number of accumulation units outstanding at end of period	8,507	10,921	13,968	22,295	9,345	7,272	7,171	6,671	4,569	2,470
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$22.66	$15.37	$19.84	$24.18	$23.51	$26.52	$36.39	$38.84	$36.85	$47.21
Value at end of period	$15.37	$19.84	$24.18	$23.51	$26.52	$36.39	$38.84	$36.85	$47.21	$52.12
Number of accumulation units outstanding at end of period	12,045	9,130	15,864	15,745	11,900	10,380	9,108	9,296	7,848	1,635

Condensed Financial Information (continued)
TABLE 15
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$21.87	$21.59	$21.20	$20.37	$15.21	$13.33	$14.16	$13.01	$12.62	
Value at end of period	$27.69	$21.87	$21.59	$21.20	$20.37	$15.21	$13.33	$14.16	$13.01	
Number of accumulation units outstanding at end of period	798	921	2,034	10	675	0	0	230	11	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$17.53	$16.39	$16.57	$14.63	$11.98	$10.85	$11.12	$9.66	$8.81	
Value at end of period	$22.46	$17.53	$16.39	$16.57	$14.63	$11.98	$10.85	$11.12	$9.66	
Number of accumulation units outstanding at end of period	313,768	296,974	307,236	1,947	2,937	31,447	23,976	16,016	10,612	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$17.93	$16.50	$17.10	$15.77	$12.24	$11.23	$11.09	$9.95	$9.18	
Value at end of period	$21.67	$17.93	$16.50	$17.10	$15.77	$12.24	$11.23	$11.09	$9.95	
Number of accumulation units outstanding at end of period	671,098	665,830	680,109	3,942	4,542	30,717	30,653	18,743	9,055	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.47	$11.99	$12.33	$12.09	$13.39	$12.63	$11.25	$10.74	$10.36	
Value at end of period	$12.77	$12.47	$11.99	$12.33	$12.09	$13.39	$12.63	$11.25	$10.74	
Number of accumulation units outstanding at end of period	51,781	89,774	92,873	3,414	6,378	9,234	20,227	3,830	5,289	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$9.91	$10.10								
Value at end of period	$11.23	$9.91								
Number of accumulation units outstanding at end of period	9,388	7,496								
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.89	$15.11	$14.72	$13.60	$10.42	$8.95	$9.19	$8.11	$6.12	$9.08
Value at end of period	$20.69	$16.89	$15.11	$14.72	$13.60	$10.42	$8.95	$9.19	$8.11	$6.12
Number of accumulation units outstanding at end of period	1,073,819	955,373	921,728	680,072	16,934	18,997	18,593	13,929	12,882	210
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.90	$14.18	$13.91	$13.75	$10.70	$8.82	$10.36	$8.35	$5.47	$10.16
Value at end of period	$18.78	$14.90	$14.18	$13.91	$13.75	$10.70	$8.82	$10.36	$8.35	$5.47
Number of accumulation units outstanding at end of period	53,053	46,315	54,894	3,555	3,273	242	807	1,024	1,383	12
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.27	$12.02	$12.07	$11.51	$11.82	$11.23	$10.62	$9.96	$8.73	$9.84
Value at end of period	$12.58	$12.27	$12.02	$12.07	$11.51	$11.82	$11.23	$10.62	$9.96	$8.73
Number of accumulation units outstanding at end of period	25,302	18,689	21,355	8,636	6,910	11,546	21,749	18,186	12,569	783
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$24.88	$23.09	$22.06	$20.33	$15.29	$12.76	$13.50	$12.10	$9.06	$14.96
Value at end of period	$31.16	$24.88	$23.09	$22.06	$20.33	$15.29	$12.76	$13.50	$12.10	$9.06
Number of accumulation units outstanding at end of period	759,321	771,120	870,976	85,045	116,980	360,126	482,682	476,942	422,408	119,542
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$22.91	$20.34	$20.52	$18.58	$14.18	$12.69	$11.94	$10.61	$8.97	$13.51
Value at end of period	$27.33	$22.91	$20.34	$20.52	$18.58	$14.18	$12.69	$11.94	$10.61	$8.97
Number of accumulation units outstanding at end of period	126,295	127,801	138,564	20,155	31,884	179,541	217,067	197,389	177,188	40,223

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$21.70	$17.60	$19.77	$18.13	$12.63	$10.92	$11.76	$9.47		
Value at end of period	$24.04	$21.70	$17.60	$19.77	$18.13	$12.63	$10.92	$11.76		
Number of accumulation units outstanding at end of period	57,633	71,117	78,903	5,417	6,164	746	514	164		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$31.77	$27.67	$29.04	$26.35	$18.33	$15.33	$17.41	$14.00		
Value at end of period	$36.58	$31.77	$27.67	$29.04	$26.35	$18.33	$15.33	$17.41		
Number of accumulation units outstanding at end of period	31,525	34,018	32,508	811	1,852	364	323	81		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$10.19	$11.35	$11.88	$12.08	$9.71	$7.79	$8.46	$8.04	$5.79	$5.71
Value at end of period	$13.26	$10.19	$11.35	$11.88	$12.08	$9.71	$7.79	$8.46	$8.04	$5.79
Number of accumulation units outstanding at end of period	20,639	28,993	21,936	293	605	75	803	414	456	27
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$10.51	$9.17	$9.24							
Value at end of period	$12.20	$10.51	$9.17							
Number of accumulation units outstanding at end of period	17,693	21,445	42							
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.42	$10.10	$10.17							
Value at end of period	$11.69	$9.42	$10.10							
Number of accumulation units outstanding at end of period	152,047	107,318	108,841							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$27.60	$22.71	$24.56	$23.23	$17.54	$15.60	$15.79	$13.63		
Value at end of period	$29.77	$27.60	$22.71	$24.56	$23.23	$17.54	$15.60	$15.79		
Number of accumulation units outstanding at end of period	4,540	4,433	4,075	1,525	1,237	1,088	1,317	432		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.63	$18.31	$18.85	$17.31	$14.76	$13.45	$12.94	$11.62	$9.34	$13.68
Value at end of period	$21.84	$19.63	$18.31	$18.85	$17.31	$14.76	$13.45	$12.94	$11.62	$9.34
Number of accumulation units outstanding at end of period	44,436	44,950	49,718	41,667	47,169	71,962	84,326	96,057	87,780	61,198
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.83	$15.08	$14.46	$11.18	$10.91	$9.49	$9.04			
Value at end of period	$16.84	$15.83	$15.08	$14.46	$11.18	$10.91	$9.49			
Number of accumulation units outstanding at end of period	5,634	13,926	14,513	860	3,375	1,102	129			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$15.59	$13.67	$14.08	$12.68	$9.75	$8.54	$9.06	$7.84	$6.20	$8.72
Value at end of period	$18.07	$15.59	$13.67	$14.08	$12.68	$9.75	$8.54	$9.06	$7.84	$6.20
Number of accumulation units outstanding at end of period	19,106	21,613	28,053	5,193	7,823	7,794	29,084	21,611	13,150	3,420
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$17.18	$15.17	$16.11	$14.48	$10.78	$9.31	$9.79	$8.02	$6.10	$6.65
Value at end of period	$19.34	$17.18	$15.17	$16.11	$14.48	$10.78	$9.31	$9.79	$8.02	$6.10
Number of accumulation units outstanding at end of period	6,070	8,664	14,293	2,941	1,716	543	4,093	3,023	1,354	24
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$15.31	$11.76	$11.87							
Value at end of period	$16.99	$15.31	$11.76							
Number of accumulation units outstanding at end of period	5,468	7,336	4,507							

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.56	$33.14	$33.13	$29.79	$22.84	$19.75	$20.39	$17.51	$12.99	$22.74
Value at end of period	$43.06	$35.56	$33.14	$33.13	$29.79	$22.84	$19.75	$20.39	$17.51	$12.99
Number of accumulation units outstanding at end of period	928,432	960,137	1,054,933	484,405	533,687	1,039,557	1,374,459	1,428,631	1,369,701	796,912
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.34	$20.76	$21.76	$20.14	$15.82	$13.57	$13.53	$11.83	$9.14	$16.05
Value at end of period	$27.30	$24.34	$20.76	$21.76	$20.14	$15.82	$13.57	$13.53	$11.83	$9.14
Number of accumulation units outstanding at end of period	255,842	287,786	329,924	220,683	252,619	487,666	640,868	690,766	670,535	398,154
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.80	$23.77	$22.32	$20.19	$14.90	$13.08	$13.14	$10.65	$8.35	$15.92
Value at end of period	$31.96	$23.80	$23.77	$22.32	$20.19	$14.90	$13.08	$13.14	$10.65	$8.35
Number of accumulation units outstanding at end of period	1,511,333	1,441,525	1,493,401	1,468,184	1,435,724	1,787,248	1,885,044	1,703,428	1,361,966	757,026
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.51	$16.44	$15.97	$17.49	$13.50	$11.25	$13.67	$12.16	$9.68	$17.33
Value at end of period	$20.08	$15.51	$16.44	$15.97	$17.49	$13.50	$11.25	$13.67	$12.16	$9.68
Number of accumulation units outstanding at end of period	120,102	123,022	138,951	124,125	135,368	184,665	274,995	290,497	280,635	204,171
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$36.02	$27.85	$30.27	$30.29	$22.38	$19.03	$19.90	$15.62	$12.17	$18.29
Value at end of period	$39.60	$36.02	$27.85	$30.27	$30.29	$22.38	$19.03	$19.90	$15.62	$12.17
Number of accumulation units outstanding at end of period	373,953	383,621	391,307	366,720	374,931	407,220	411,856	383,034	274,513	170,769
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$19.82	$17.81	$18.74	$18.05	$14.06	$12.82	$13.76	$12.31	$10.22	
Value at end of period	$22.65	$19.82	$17.81	$18.74	$18.05	$14.06	$12.82	$13.76	$12.31	
Number of accumulation units outstanding at end of period	290	249	287	146	169	198	260	119	32	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$57.39	$56.48	$54.14	$50.25	$36.09	$37.18				
Value at end of period	$72.61	$57.39	$56.48	$54.14	$50.25	$36.09				
Number of accumulation units outstanding at end of period	25,499	21,251	22,680	17,027	17,437	29,397				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$17.14	$15.65	$16.71	$15.56	$12.11	$10.71	$10.78	$9.91	$7.77	$11.20
Value at end of period	$19.28	$17.14	$15.65	$16.71	$15.56	$12.11	$10.71	$10.78	$9.91	$7.77
Number of accumulation units outstanding at end of period	43,463	46,584	50,728	41,812	49,434	72,451	114,277	113,684	98,470	48,015
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$10.58	$10.46	$10.53							
Value at end of period	$13.96	$10.58	$10.46							
Number of accumulation units outstanding at end of period	42,632	3,742	150							
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$34.51	$33.21	$33.22	$30.82	$25.81	$22.87	$22.65	$21.03	$16.81	$20.11
Value at end of period	$40.61	$34.51	$33.21	$33.22	$30.82	$25.81	$22.87	$22.65	$21.03	$16.81
Number of accumulation units outstanding at end of period	15	15	15	15	15	15	15	540	540	15
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$37.92	$33.96	$32.86	$29.39	$22.35	$19.18	$19.58	$15.66	$10.88	$19.47
Value at end of period	$48.00	$37.92	$33.96	$32.86	$29.39	$22.35	$19.18	$19.58	$15.66	$10.88
Number of accumulation units outstanding at end of period	14	15	15	15	15	15	15	97	97	15
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$24.21	$23.78	$23.89	$22.91	$23.09	$21.45	$20.23	$18.86	$17.26	
Value at end of period	$24.93	$24.21	$23.78	$23.89	$22.91	$23.09	$21.45	$20.23	$18.86	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	161	161	

CFI 101

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.34	$16.11	$16.60	$15.55	$12.19	$10.22	$11.92	$10.36	$7.57	$13.77
Value at end of period	$20.62	$16.34	$16.11	$16.60	$15.55	$12.19	$10.22	$11.92	$10.36	$7.57
Number of accumulation units outstanding at end of period	16	15	15	15	15	15	15	254	254	15
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.44	$21.47	$20.51	$18.27	$14.11	$11.98	$12.73	$11.19	$9.24	
Value at end of period	$27.24	$21.44	$21.47	$20.51	$18.27	$14.11	$11.98	$12.73	$11.19	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	75	75	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$21.57	$17.21	$17.97	$17.21	$12.78	$11.08	$11.36	$9.17	$6.49	
Value at end of period	$23.53	$21.57	$17.21	$17.97	$17.21	$12.78	$11.08	$11.36	$9.17	
Number of accumulation units outstanding at end of period	19,529	25,958	26,060	650	1,235	643	1,582	827	176	
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$24.98	$21.60	$22.59	$20.39	$15.75	$13.84	$14.51	$11.64	$9.26	$15.36
Value at end of period	$26.51	$24.98	$21.60	$22.59	$20.39	$15.75	$13.84	$14.51	$11.64	$9.26
Number of accumulation units outstanding at end of period	36,406	38,461	38,557	17,596	19,161	145,448	140,878	132,834	132,172	30,324
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$10.12	$10.00								
Value at end of period	$10.30	$10.12								
Number of accumulation units outstanding at end of period	55,848	24,091								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$10.35	$10.18	$10.25	$9.87						
Value at end of period	$10.60	$10.35	$10.18	$10.25						
Number of accumulation units outstanding at end of period	54,247	53,378	59,280	1,390						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$18.82	$17.24	$17.45	$15.92	$11.62	$10.55	$10.96	$9.00	$6.95	$11.45
Value at end of period	$22.14	$18.82	$17.24	$17.45	$15.92	$11.62	$10.55	$10.96	$9.00	$6.95
Number of accumulation units outstanding at end of period	13,393	15,181	16,893	452	1,387	13,398	20,287	16,146	11,996	8
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$72.78	$68.53	$80.27	$84.87	$78.84	$65.66	$80.69	$63.96	$35.42	$68.61
Value at end of period	$97.46	$72.78	$68.53	$80.27	$84.87	$78.84	$65.66	$80.69	$63.96	$35.42
Number of accumulation units outstanding at end of period	84,815	83,456	91,360	8,903	11,533	45,755	47,575	60,124	61,858	20,675
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$23.43	$22.14	$22.80	$22.32	$22.49	$19.94	$19.90	$17.42	$14.76	$17.31
Value at end of period	$24.74	$23.43	$22.14	$22.80	$22.32	$22.49	$19.94	$19.90	$17.42	$14.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	165	165	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$26.51	$22.61	$24.18	$21.74	$15.52	$13.24	$13.63	$11.11	$8.15	$13.20
Value at end of period	$30.07	$26.51	$22.61	$24.18	$21.74	$15.52	$13.24	$13.63	$11.11	$8.15
Number of accumulation units outstanding at end of period	26,398	30,261	31,041	3,029	5,144	17,758	22,680	29,361	30,580	10,602
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.41	$16.56	$16.75	$15.62	$13.51	$12.22	$12.53	$11.27	$9.35	$13.58
Value at end of period	$19.57	$17.41	$16.56	$16.75	$15.62	$13.51	$12.22	$12.53	$11.27	$9.35
Number of accumulation units outstanding at end of period	45,865	50,981	51,150	7,366	8,814	18,953	25,584	26,858	32,073	20,688

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2015)										
Value at beginning of period								$5.39	$5.44	$6.18
Value at end of period								$5.44	$6.18	$6.30
Number of accumulation units outstanding at end of period								14,743	9,726	12,467
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$12.08	$11.16	$13.12	$14.09	$15.63	$16.89	$15.23	$15.60	$15.08	$15.76
Value at end of period	$11.16	$13.12	$14.09	$15.63	$16.89	$15.23	$15.60	$15.08	$15.76	$16.23
Number of accumulation units outstanding at end of period	18,274	71,711	78,170	106,193	90,383	34,940	19,816	427,919	406,726	392,271
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.27	$7.87	$12.55	$14.72	$14.38	$16.58	$18.46	$18.36	$17.52	$19.88
Value at end of period	$7.87	$12.55	$14.72	$14.38	$16.58	$18.46	$18.36	$17.52	$19.88	$21.19
Number of accumulation units outstanding at end of period	6,545	22,810	23,361	18,551	21,596	5,309	14,100	32,126	21,225	53,605
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during December 2015)										
Value at beginning of period								$9.97	$9.95	$10.01
Value at end of period								$9.95	$10.01	$10.25
Number of accumulation units outstanding at end of period								22,793	19,778	20,809
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.91	$22.08	$26.07	$29.19	$28.31	$32.57	$33.08	$33.39	$31.76	$33.52
Value at end of period	$22.08	$26.07	$29.19	$28.31	$32.57	$33.08	$33.39	$31.76	$33.52	$34.08
Number of accumulation units outstanding at end of period	23,051	59,288	67,680	71,778	55,086	20,391	15,277	502,059	343,133	330,731
THE HARTFORD CAPITAL APPRECIATION FUND (CLASS R4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period			$9.59	$11.48	$9.67	$11.55	$16.26	$17.34	$17.46	$18.06
Value at end of period			$11.48	$9.67	$11.55	$16.26	$17.34	$17.46	$18.06	$21.75
Number of accumulation units outstanding at end of period			16,540	17,888	13,804	4	6	7	7	7
THE HARTFORD DIVIDEND AND GROWTH FUND (CLASS R4)										
(Funds were first received in this option during June 2010)										
Value at beginning of period			$9.29	$11.16	$11.19	$12.55	$16.33	$18.23	$17.84	$20.25
Value at end of period			$11.16	$11.19	$12.55	$16.33	$18.23	$17.84	$20.25	$23.69
Number of accumulation units outstanding at end of period			4,159	2,485	20,822	227	263	302	280	300
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period									$10.18	$10.39
Value at end of period									$10.39	$12.82
Number of accumulation units outstanding at end of period									0	189
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period				$10.93	$8.77	$7.66	$3.69	$3.36	$2.45	$3.56
Value at end of period				$8.77	$7.66	$3.69	$3.36	$2.45	$3.56	$3.88
Number of accumulation units outstanding at end of period				1,448	2,054	4,727	1,515	451,248	447,624	186,939
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.36	$10.97	$12.99	$14.73	$14.44	$16.31	$18.91	$19.95	$19.46	$20.84
Value at end of period	$10.97	$12.99	$14.73	$14.44	$16.31	$18.91	$19.95	$19.46	$20.84	$23.76
Number of accumulation units outstanding at end of period	178,483	371,665	345,166	336,648	310,662	129,253	126,999	235,382	209,777	203,859
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during December 2015)										
Value at beginning of period								$9.71	$9.65	$10.72
Value at end of period								$9.65	$10.72	$12.71
Number of accumulation units outstanding at end of period								9,405	24,423	69,399

CFI 103

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.43	$13.66	$14.37	$14.54	$15.10	$14.22	$13.80	$11.88	$9.83	$11.71
Value at end of period	$15.72	$14.43	$13.66	$14.37	$14.54	$15.10	$14.22	$13.80	$11.88	$9.83
Number of accumulation units outstanding at end of period	243,950	256,936	265,100	238,753	274,229	414,199	556,580	555,674	419,708	223,198
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.89	$9.39	$10.03							
Value at end of period	$12.16	$9.89	$9.39							
Number of accumulation units outstanding at end of period	187,840	195,462	257,141							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$10.38	$9.78	$9.80							
Value at end of period	$11.86	$10.38	$9.78							
Number of accumulation units outstanding at end of period	5,517	7,908	6,903							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$17.04	$16.88	$16.72	$16.04	$16.45	$16.09	$15.07	$15.10		
Value at end of period	$17.19	$17.04	$16.88	$16.72	$16.04	$16.45	$16.09	$15.07		
Number of accumulation units outstanding at end of period	0	0	212	153	0	0	1,210	6,054		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.96	$13.02	$13.11	$13.19	$13.27	$13.36	$13.44	$13.50	$13.54	$13.27
Value at end of period	$12.96	$12.96	$13.02	$13.11	$13.19	$13.27	$13.36	$13.44	$13.50	$13.54
Number of accumulation units outstanding at end of period	1,281,786	1,281,845	1,215,974	911,640	963,846	1,443,895	1,447,360	1,446,917	1,544,742	1,668,292
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.53	$16.07	$16.41	$14.92	$11.49	$9.99	$10.08	$8.89	$6.87	$11.09
Value at end of period	$20.96	$17.53	$16.07	$16.41	$14.92	$11.49	$9.99	$10.08	$8.89	$6.87
Number of accumulation units outstanding at end of period	704,668	731,622	826,066	437,653	485,527	1,094,475	1,161,694	1,228,018	1,184,795	547,477
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.74	$18.22	$18.71	$18.62	$17.74	$15.66	$15.10	$13.30	$8.96	$11.64
Value at end of period	$21.89	$20.74	$18.22	$18.71	$18.62	$17.74	$15.66	$15.10	$13.30	$8.96
Number of accumulation units outstanding at end of period	39,730	26,353	25,470	20,256	14,747	58,639	41,940	45,393	40,136	3,810
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.01	$21.00	$20.96	$18.53	$14.03	$12.34	$12.43	$10.98	$8.97	$14.38
Value at end of period	$28.50	$23.01	$21.00	$20.96	$18.53	$14.03	$12.34	$12.43	$10.98	$8.97
Number of accumulation units outstanding at end of period	318,094	334,607	370,927	217,340	231,028	379,563	498,992	533,668	523,931	362,378
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$47.41	$40.39	$41.39	$38.03	$28.44	$24.33	$24.77	$20.45	$15.63	$25.19
Value at end of period	$53.50	$47.41	$40.39	$41.39	$38.03	$28.44	$24.33	$24.77	$20.45	$15.63
Number of accumulation units outstanding at end of period	409,572	407,832	437,312	388,608	396,873	486,552	584,189	535,891	475,061	317,641
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.63	$28.17	$29.29	$27.96	$19.72	$17.66	$17.91	$14.67	$11.83	$17.93
Value at end of period	$38.91	$35.63	$28.17	$29.29	$27.96	$19.72	$17.66	$17.91	$14.67	$11.83
Number of accumulation units outstanding at end of period	255,704	241,710	239,002	210,067	219,832	242,907	266,757	236,424	202,162	109,681
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$19.12	$18.01	$18.41	$17.82						
Value at end of period	$21.78	$19.12	$18.01	$18.41						
Number of accumulation units outstanding at end of period	105,620	50,443	48,204	6,049						
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$20.74	$19.37	$19.82	$19.14						
Value at end of period	$24.40	$20.74	$19.37	$19.82						
Number of accumulation units outstanding at end of period	81,941	30,313	20,129	5,338						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$21.74	$20.25	$20.77	$20.10						
Value at end of period	$25.96	$21.74	$20.25	$20.77						
Number of accumulation units outstanding at end of period	64,714	31,576	19,334	1,180						
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$17.21	$16.05	$16.47	$15.50						
Value at end of period	$20.62	$17.21	$16.05	$16.47						
Number of accumulation units outstanding at end of period	22,277	7,572	5,758	3,269						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$15.70	$15.06	$15.33	$14.80						
Value at end of period	$17.01	$15.70	$15.06	$15.33						
Number of accumulation units outstanding at end of period	21,672	21,242	20,737	10,158						
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.43	$21.64	$21.65	$20.43	$20.59	$18.95	$17.73	$16.25	$14.66	$16.12
Value at end of period	$23.41	$22.43	$21.64	$21.65	$20.43	$20.59	$18.95	$17.73	$16.25	$14.66
Number of accumulation units outstanding at end of period	995,736	1,006,359	1,086,175	658,751	675,251	811,132	928,289	841,644	592,617	461,356
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$9.26	$9.24	$9.38	$10.04	$8.32	$7.06	$8.09	$7.55	$4.65	
Value at end of period	$11.49	$9.26	$9.24	$9.38	$10.04	$8.32	$7.06	$8.09	$7.55	
Number of accumulation units outstanding at end of period	125,036	88,219	85,899	67,330	68,690	126,329	112,564	113,050	88,477	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.50	$18.88	$17.86	$15.82	$12.16	$10.37	$10.32			
Value at end of period	$25.14	$19.50	$18.88	$17.86	$15.82	$12.16	$10.37			
Number of accumulation units outstanding at end of period	326,107	361,981	400,133	225,547	159,422	316,481	337,470			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.19	$13.42	$14.14	$12.93	$9.94	$8.72	$8.48	$7.15	$6.39	$9.21
Value at end of period	$17.13	$15.19	$13.42	$14.14	$12.93	$9.94	$8.72	$8.48	$7.15	$6.39
Number of accumulation units outstanding at end of period	2,068,423	2,143,079	2,230,276	1,610,458	1,693,575	1,566,028	1,626,528	268,240	237,202	95,175
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$29.39	$27.58	$27.61	$25.53	$19.47	$17.17	$17.37	$13.41	$9.54	$15.40
Value at end of period	$36.52	$29.39	$27.58	$27.61	$25.53	$19.47	$17.17	$17.37	$13.41	$9.54
Number of accumulation units outstanding at end of period	1,056,181	981,388	1,028,533	783,292	196,458	45,949	47,277	41,176	34,192	22,955
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$10.33									
Value at end of period	$13.70									
Number of accumulation units outstanding at end of period	3,957									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.49	$16.18	$16.34	$14.26	$10.99	$10.01	$10.53	$9.12	$7.38	$11.34
Value at end of period	$21.15	$17.49	$16.18	$16.34	$14.26	$10.99	$10.01	$10.53	$9.12	$7.38
Number of accumulation units outstanding at end of period	1,611	4,407	10,502	7,412	625,072	625,222	627,131	575,912	267,102	208,049
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$27.71	$26.17	$24.48	$21.78	$16.61	$14.60	$14.10	$12.58	$10.71	
Value at end of period	$36.13	$27.71	$26.17	$24.48	$21.78	$16.61	$14.60	$14.10	$12.58	
Number of accumulation units outstanding at end of period	31,585	20,402	27,382	4,113	3,047	23,189	12,223	3,631	4,704	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$17.55	$15.92	$15.69	$13.99	$10.66	$9.29	$9.11	$8.18	$6.11	
Value at end of period	$21.37	$17.55	$15.92	$15.69	$13.99	$10.66	$9.29	$9.11	$8.18	
Number of accumulation units outstanding at end of period	78,519	71,934	79,998	15,358	14,550	31,091	28,818	25,899	29,473	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.07	$21.01	$21.97	$19.71	$15.09	$13.10	$13.11	$11.87	$10.06	
Value at end of period	$27.06	$24.07	$21.01	$21.97	$19.71	$15.09	$13.10	$13.11	$11.87	
Number of accumulation units outstanding at end of period	15,713	7,260	6,394	3,203	2,041	5,269	3,591	4,431	4,201	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$27.76	$26.16	$26.54	$24.05	$17.94	$15.63	$16.09	$12.87	$11.42	
Value at end of period	$34.30	$27.76	$26.16	$26.54	$24.05	$17.94	$15.63	$16.09	$12.87	
Number of accumulation units outstanding at end of period	12,374	5,636	4,405	687	1,362	11,368	11,864	9,413	9,673	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$18.93	$16.80	$17.40	$15.54	$11.66	$10.03	$10.28	$8.27	$5.57	
Value at end of period	$22.19	$18.93	$16.80	$17.40	$15.54	$11.66	$10.03	$10.28	$8.27	
Number of accumulation units outstanding at end of period	42,270	40,137	37,345	11,206	5,836	2,519	1,901	1,511	211	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$19.89	$16.53	$17.43	$16.72	$12.13	$10.52	$11.02	$8.77	$6.98	
Value at end of period	$22.58	$19.89	$16.53	$17.43	$16.72	$12.13	$10.52	$11.02	$8.77	
Number of accumulation units outstanding at end of period	23,298	27,937	35,690	10,296	11,920	3,658	3,857	18,072	1,951	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$43.17	$34.90	$35.41	$33.45	$24.44	$21.48	$22.17	$17.94	$14.16	$20.67
Value at end of period	$47.73	$43.17	$34.90	$35.41	$33.45	$24.44	$21.48	$22.17	$17.94	$14.16
Number of accumulation units outstanding at end of period	84,808	85,426	90,129	30,855	41,277	100,582	118,260	126,681	125,383	57,445
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$20.64	$18.32	$18.60	$17.73	$12.83	$11.21	$11.19	$8.51	$6.54	$10.04
Value at end of period	$24.34	$20.64	$18.32	$18.60	$17.73	$12.83	$11.21	$11.19	$8.51	$6.54
Number of accumulation units outstanding at end of period	308,066	292,278	293,251	291,441	286,262	282,667	256,032	216,613	137,214	101,610
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.24	$15.44	$15.55	$14.82	$12.83	$11.38	$11.82	$10.46	$8.37	$12.74
Value at end of period	$18.60	$16.24	$15.44	$15.55	$14.82	$12.83	$11.38	$11.82	$10.46	$8.37
Number of accumulation units outstanding at end of period	177,688	166,636	218,892	28,568	39,613	201,010	246,227	231,501	151,115	11,054
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$16.10	$16.29	$15.51	$12.97	$11.35	$11.97	$10.52	$8.25	$13.18
Value at end of period	$20.17	$17.00	$16.10	$16.29	$15.51	$12.97	$11.35	$11.97	$10.52	$8.25
Number of accumulation units outstanding at end of period	49,221	40,937	62,209	37,486	42,652	234,612	233,305	186,691	140,234	10,473
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.44	$16.49	$16.76	$15.90	$12.97	$11.30	$11.99	$10.48	$8.13	$13.60
Value at end of period	$21.00	$17.44	$16.49	$16.76	$15.90	$12.97	$11.30	$11.99	$10.48	$8.13
Number of accumulation units outstanding at end of period	44,675	38,869	34,369	21,490	75,375	207,228	190,326	152,792	112,069	12,259
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.89	$15.97	$16.21	$15.36	$12.51	$10.90	$11.57	$9.91		
Value at end of period	$20.41	$16.89	$15.97	$16.21	$15.36	$12.51	$10.90	$11.57		
Number of accumulation units outstanding at end of period	23,435	14,378	10,950	5,732	5,361	15,976	5,474	3,092		
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$13.33	$12.62	$12.76	$12.08	$11.18					
Value at end of period	$15.20	$13.33	$12.62	$12.76	$12.08					
Number of accumulation units outstanding at end of period	924	58	37	0	91					

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.18	$14.63	$14.71	$14.00	$13.17	$12.08	$12.11	$11.12	$9.55	$11.54
Value at end of period	$16.49	$15.18	$14.63	$14.71	$14.00	$13.17	$12.08	$12.11	$11.12	$9.55
Number of accumulation units outstanding at end of period	61,978	83,046	121,903	1,443	6,797	36,422	32,990	34,806	14,482	5,294
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.21	$12.56	$12.69	$12.09	$11.11	$9.99	$10.12	$9.16	$7.67	$7.49
Value at end of period	$14.47	$13.21	$12.56	$12.69	$12.09	$11.11	$9.99	$10.12	$9.16	$7.67
Number of accumulation units outstanding at end of period	12,104	7,068	13,100	12,697	14,848	14,240	15,744	5,360	184	42
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.77	$18.82	$18.98	$17.92	$16.09	$14.42	$14.26	$12.92	$11.03	$14.53
Value at end of period	$21.71	$19.77	$18.82	$18.98	$17.92	$16.09	$14.42	$14.26	$12.92	$11.03
Number of accumulation units outstanding at end of period	32,119	40,789	41,182	14,118	14,609	15,338	13,155	13,344	10,350	948
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.95	$16.90	$17.22	$16.26	$13.37	$11.70	$12.13	$10.80	$8.68	$13.67
Value at end of period	$21.03	$17.95	$16.90	$17.22	$16.26	$13.37	$11.70	$12.13	$10.80	$8.68
Number of accumulation units outstanding at end of period	64,744	63,764	58,275	15,775	17,299	70,250	69,784	72,964	42,306	34,645
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.53	$17.49	$17.71	$16.70	$14.42	$12.78	$12.93	$11.62	$9.60	$13.90
Value at end of period	$21.08	$18.53	$17.49	$17.71	$16.70	$14.42	$12.78	$12.93	$11.62	$9.60
Number of accumulation units outstanding at end of period	67,612	66,569	70,426	37,293	38,808	105,922	108,783	103,272	83,557	25,795
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.83	$12.62	$12.68	$12.07	$12.46	$12.08	$11.34	$10.76	$10.23	$9.93
Value at end of period	$13.16	$12.83	$12.62	$12.68	$12.07	$12.46	$12.08	$11.34	$10.76	$10.23
Number of accumulation units outstanding at end of period	23,307	28,180	40,199	1,157	8,959	2,357	2,661	3,488	1,919	6
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$23.49	$21.17	$21.08	$18.71	$14.26	$12.40	$12.26	$10.75	$7.96	
Value at end of period	$28.34	$23.49	$21.17	$21.08	$18.71	$14.26	$12.40	$12.26	$10.75	
Number of accumulation units outstanding at end of period	4,010	3,700	3,312	2,910	2,421	1,793	1,804	1,060	386	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$36.34	$29.48	$30.20	$27.02	$20.71	$17.91	$18.62	$15.36	$11.39	$15.61
Value at end of period	$40.12	$36.34	$29.48	$30.20	$27.02	$20.71	$17.91	$18.62	$15.36	$11.39
Number of accumulation units outstanding at end of period	83,706	62,126	48,663	39,199	7,582	33,865	30,904	29,483	26,094	13,474
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.80	$30.38	$32.20	$31.06	$22.52	$18.94	$18.65	$14.84	$11.05	$18.93
Value at end of period	$40.50	$31.80	$30.38	$32.20	$31.06	$22.52	$18.94	$18.65	$14.84	$11.05
Number of accumulation units outstanding at end of period	101,568	116,788	126,745	18,454	20,117	61,499	64,831	73,132	73,234	38,438
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.99	$13.95	$14.25	$12.57	$12.17	$9.72	$10.31	$8.92	$6.71	$9.74
Value at end of period	$15.39	$13.99	$13.95	$14.25	$12.57	$12.17	$9.72	$10.31	$8.92	$6.71
Number of accumulation units outstanding at end of period	103,220	117,816	126,515	7,379	8,261	35,574	36,013	40,646	33,812	10,412
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.32	$17.68	$17.29	$13.40	$13.22	$11.51	$10.58	$8.32	$6.16	$10.09
Value at end of period	$19.14	$18.32	$17.68	$17.29	$13.40	$13.22	$11.51	$10.58	$8.32	$6.16
Number of accumulation units outstanding at end of period	198,389	240,904	259,802	29,524	34,373	81,864	68,245	80,004	54,608	17,158
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.46	$31.07	$30.37	$27.09	$20.24	$18.14	$19.16	$17.21	$13.16	$21.80
Value at end of period	$40.42	$33.46	$31.07	$30.37	$27.09	$20.24	$18.14	$19.16	$17.21	$13.16
Number of accumulation units outstanding at end of period	20,374	23,786	30,285	2,342	2,321	26,243	28,684	35,853	26,069	1,456
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.57	$15.92	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39	$6.77	$10.34
Value at end of period	$21.56	$19.57	$15.92	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39	$6.77
Number of accumulation units outstanding at end of period	4,148	7,376	6,426	704	1,770	5,534	6,929	2,934	1,753	272

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.32	$9.04	$11.54	$13.20	$12.84	$15.14	$20.30	$22.01	$20.56	$24.07
Value at end of period	$9.04	$11.54	$13.20	$12.84	$15.14	$20.30	$22.01	$20.56	$24.07	$28.14
Number of accumulation units outstanding at end of period	150,798	205,955	208,757	203,816	109,809	76,416	72,069	158,954	148,884	149,767
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.72	$9.42	$11.48	$13.18	$12.95	$14.51	$18.01	$19.50	$18.45	$21.13
Value at end of period	$9.42	$11.48	$13.18	$12.95	$14.51	$18.01	$19.50	$18.45	$21.13	$23.29
Number of accumulation units outstanding at end of period	685,885	929,226	1,122,959	1,198,021	1,081,930	919,410	948,283	1,118,419	1,002,541	1,031,439
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.02	$8.77	$10.80	$12.07	$11.73	$13.35	$17.76	$19.43	$18.74	$22.33
Value at end of period	$8.77	$10.80	$12.07	$11.73	$13.35	$17.76	$19.43	$18.74	$22.33	$25.26
Number of accumulation units outstanding at end of period	26,602	51,881	55,638	66,794	57,994	26,445	14,128	44,702	39,423	51,118
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.98	$12.10	$20.62	$24.64	$20.01	$23.68	$22.17	$22.23	$18.60	$20.87
Value at end of period	$12.10	$20.62	$24.64	$20.01	$23.68	$22.17	$22.23	$18.60	$20.87	$29.66
Number of accumulation units outstanding at end of period	29,379	78,429	64,484	45,097	40,303	10,823	9,799	19,528	20,747	32,167
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.08	$12.03	$15.01	$18.34	$18.56	$22.13	$28.92	$33.04	$31.83	$36.27
Value at end of period	$12.03	$15.01	$18.34	$18.56	$22.13	$28.92	$33.04	$31.83	$36.27	$40.98
Number of accumulation units outstanding at end of period	13,796	29,059	32,930	33,747	42,721	13,464	10,110	121,352	122,312	117,234
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.83	$8.93	$11.30	$14.23	$13.95	$16.45	$22.70	$24.44	$23.39	$28.26
Value at end of period	$8.93	$11.30	$14.23	$13.95	$16.45	$22.70	$24.44	$23.39	$28.26	$32.44
Number of accumulation units outstanding at end of period	2,584	14,167	15,759	21,858	21,178	9,849	5,637	50,610	49,675	55,416
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.54	$8.62	$11.95	$14.25	$13.01	$15.73	$19.86	$20.19	$20.21	$20.12
Value at end of period	$8.62	$11.95	$14.25	$13.01	$15.73	$19.86	$20.19	$20.21	$20.12	$27.28
Number of accumulation units outstanding at end of period	935,361	1,476,236	1,528,825	1,543,017	1,352,291	876,309	804,341	1,169,582	1,089,250	1,072,772
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.20	$7.86	$13.04	$15.42	$15.21	$17.56	$19.59	$19.54	$18.51	$21.02
Value at end of period	$7.86	$13.04	$15.42	$15.21	$17.56	$19.59	$19.54	$18.51	$21.02	$22.42
Number of accumulation units outstanding at end of period	2,870	21,994	29,775	27,820	25,781	7,968	18,068	69,074	44,167	58,112
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.97	$9.34	$12.36	$14.01	$14.32	$16.29	$19.77	$22.03	$23.03	$24.72
Value at end of period	$9.34	$12.36	$14.01	$14.32	$16.29	$19.77	$22.03	$23.03	$24.72	$28.27
Number of accumulation units outstanding at end of period	43,204	203,923	239,156	238,971	223,936	255,323	166,593	2,978,908	3,030,474	3,081,092
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.95	$7.69	$11.19	$14.64	$14.00	$15.77	$21.18	$23.53	$23.85	$25.46
Value at end of period	$7.69	$11.19	$14.64	$14.00	$15.77	$21.18	$23.53	$23.85	$25.46	$31.57
Number of accumulation units outstanding at end of period	519,115	954,280	999,962	967,968	693,711	339,627	314,568	374,015	343,809	332,280
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.57	$11.87	$14.74	$16.83	$16.57	$19.30	$24.87	$26.55	$24.56	$28.98
Value at end of period	$11.87	$14.74	$16.83	$16.57	$19.30	$24.87	$26.55	$24.56	$28.98	$33.47
Number of accumulation units outstanding at end of period	11,779	65,316	63,972	67,043	46,643	15,351	11,404	20,636	20,142	19,601
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.70	$9.59	$13.62	$15.81	$15.55	$18.36	$25.41	$27.44	$30.21	$30.46
Value at end of period	$9.59	$13.62	$15.81	$15.55	$18.36	$25.41	$27.44	$30.21	$30.46	$40.43
Number of accumulation units outstanding at end of period	176,700	379,512	393,800	398,657	319,364	115,405	105,449	186,996	168,229	169,069
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.42	$9.24	$12.63	$14.28	$12.44	$14.67	$16.67	$16.38	$16.12	$16.32
Value at end of period	$9.24	$12.63	$14.28	$12.44	$14.67	$16.67	$16.38	$16.12	$16.32	$20.73
Number of accumulation units outstanding at end of period	12,132	19,594	22,442	14,397	13,358	1,752	1,100	2,025	3,668	9,252

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.98	$9.86	$10.27	$11.06	$9.26	$7.84	$8.96	$8.29	$6.31	$10.20
Value at end of period	$12.13	$9.98	$9.86	$10.27	$11.06	$9.26	$7.84	$8.96	$8.29	$6.31
Number of accumulation units outstanding at end of period	627,211	627,330	667,281	632,073	637,147	728,594	814,704	754,143	628,074	504,315
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.69	$12.43	$13.53	$14.01	$10.80	$8.92	$9.53	$8.90	$6.77	$11.30
Value at end of period	$16.09	$13.69	$12.43	$13.53	$14.01	$10.80	$8.92	$9.53	$8.90	$6.77
Number of accumulation units outstanding at end of period	13,394	12,897	13,150	3,785	4,856	26,489	17,059	13,638	13,017	2,178
WANGER INTERNATIONAL										
Value at beginning of period	$12.10	$12.35	$12.42	$13.08	$10.76	$8.91	$10.50	$8.46	$5.69	$10.52
Value at end of period	$15.98	$12.10	$12.35	$12.42	$13.08	$10.76	$8.91	$10.50	$8.46	$5.69
Number of accumulation units outstanding at end of period	177,866	192,754	237,613	5,372	5,099	5,562	8,551	10,341	7,389	1,375
WANGER SELECT										
Value at beginning of period	$25.26	$22.43	$22.52	$21.97	$16.43	$13.96	$17.07	$13.58	$8.22	$16.25
Value at end of period	$31.79	$25.26	$22.43	$22.52	$21.97	$16.43	$13.96	$17.07	$13.58	$8.22
Number of accumulation units outstanding at end of period	160,189	169,831	189,386	30,440	780,819	846,389	815,582	788,983	559,973	318,946
WANGER USA										
Value at beginning of period	$26.38	$23.36	$23.66	$22.72	$17.10	$14.34	$14.96	$12.20	$8.64	$14.41
Value at end of period	$31.35	$26.38	$23.36	$23.66	$22.72	$17.10	$14.34	$14.96	$12.20	$8.64
Number of accumulation units outstanding at end of period	100,221	97,889	104,390	24,717	25,054	90,317	116,294	130,643	93,492	29,736
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$46.82	$36.57	$38.56	$36.15	$26.35	$23.38	$24.05	$19.75	$15.30	$22.57
Value at end of period	$51.66	$46.82	$36.57	$38.56	$36.15	$26.35	$23.38	$24.05	$19.75	$15.30
Number of accumulation units outstanding at end of period	68,286	71,685	76,975	1,706	2,213	49,869	50,866	50,018	45,701	2,998

TABLE 16

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.79	$21.51	$21.14	$20.32	$15.19	$13.31	$14.14	$13.00	$10.85	
Value at end of period	$27.57	$21.79	$21.51	$21.14	$20.32	$15.19	$13.31	$14.14	$13.00	
Number of accumulation units outstanding at end of period	7,498	1,781	3,182	5,709	7,315	2,973	2,569	826	58	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.45	$16.33	$16.52	$14.59	$11.96	$10.83	$11.11	$9.65	$8.05	
Value at end of period	$22.35	$17.45	$16.33	$16.52	$14.59	$11.96	$10.83	$11.11	$9.65	
Number of accumulation units outstanding at end of period	30,936	40,946	38,129	40,651	35,240	9,467	8,888	4,041	1,211	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.85	$16.44	$17.04	$15.73	$12.21	$11.21	$11.08	$9.94	$8.43	
Value at end of period	$21.57	$17.85	$16.44	$17.04	$15.73	$12.21	$11.21	$11.08	$9.94	
Number of accumulation units outstanding at end of period	58,454	60,200	64,525	99,851	87,390	43,698	36,413	1,702	1,653	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.43	$11.95	$12.30	$12.06	$13.37	$12.62	$11.24	$10.73	$10.21	
Value at end of period	$12.72	$12.43	$11.95	$12.30	$12.06	$13.37	$12.62	$11.24	$10.73	
Number of accumulation units outstanding at end of period	55,741	30,127	34,339	58,033	64,492	22,115	16,893	8,014	10	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$9.90	$9.33	$9.92							
Value at end of period	$11.22	$9.90	$9.33							
Number of accumulation units outstanding at end of period	11,661	18,004	1,940							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.82	$15.06	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12	$9.21
Value at end of period	$20.59	$16.82	$15.06	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12
Number of accumulation units outstanding at end of period	189,324	168,944	166,579	218,926	218,233	96,885	89,927	13,970	22,733	10,065
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.84	$14.13	$13.86	$13.71	$10.67	$8.81	$10.35	$8.34	$5.47	$8.73
Value at end of period	$18.69	$14.84	$14.13	$13.86	$13.71	$10.67	$8.81	$10.35	$8.34	$5.47
Number of accumulation units outstanding at end of period	29,380	24,954	33,517	36,258	34,458	13,767	12,153	5,036	2,558	1,353
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.22	$11.97	$12.03	$11.47	$11.79	$11.21	$10.60	$9.96	$8.73	$9.99
Value at end of period	$12.52	$12.22	$11.97	$12.03	$11.47	$11.79	$11.21	$10.60	$9.96	$8.73
Number of accumulation units outstanding at end of period	13,254	11,870	16,845	20,793	20,855	5,622	4,494	4,938	1,829	762
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$24.72	$22.96	$21.95	$20.23	$15.22	$12.71	$13.46	$12.07	$9.03	$14.93
Value at end of period	$30.95	$24.72	$22.96	$21.95	$20.23	$15.22	$12.71	$13.46	$12.07	$9.03
Number of accumulation units outstanding at end of period	515,692	518,921	540,461	702,276	695,983	294,097	365,512	224,794	430,521	419,556
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$22.76	$20.22	$20.41	$18.49	$14.12	$12.64	$11.90	$10.58	$8.95	$13.48
Value at end of period	$27.15	$22.76	$20.22	$20.41	$18.49	$14.12	$12.64	$11.90	$10.58	$8.95
Number of accumulation units outstanding at end of period	296,235	292,902	282,951	328,855	311,974	118,459	145,138	80,860	79,484	86,040
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$21.63	$17.55	$19.72	$18.10	$12.61	$10.91	$11.76			
Value at end of period	$23.95	$21.63	$17.55	$19.72	$18.10	$12.61	$10.91			
Number of accumulation units outstanding at end of period	17,415	3,572	6,270	11,565	4,911	2,126	2,087			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$31.53	$27.47	$28.85	$26.18	$18.22	$15.25	$17.33	$13.50		
Value at end of period	$36.28	$31.53	$27.47	$28.85	$26.18	$18.22	$15.25	$17.33		
Number of accumulation units outstanding at end of period	10,585	2,156	1,951	4,081	4,235	1,950	1,274	373		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$10.14	$11.30	$11.84	$12.04	$9.68	$7.78	$8.44	$8.03	$5.78	$10.44
Value at end of period	$13.19	$10.14	$11.30	$11.84	$12.04	$9.68	$7.78	$8.44	$8.03	$5.78
Number of accumulation units outstanding at end of period	33,553	36,320	47,665	55,868	36,067	10,503	3,073	2,252	461	431
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.50	$9.17	$9.27							
Value at end of period	$12.18	$10.50	$9.17							
Number of accumulation units outstanding at end of period	13,134	17,575	1,629							
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.42	$10.09	$10.17							
Value at end of period	$11.67	$9.42	$10.09							
Number of accumulation units outstanding at end of period	68,614	50,904	47,076							

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$27.50	$22.64	$24.49	$23.17	$17.51	$15.58	$15.78	$12.64	$11.95	
Value at end of period	$29.64	$27.50	$22.64	$24.49	$23.17	$17.51	$15.58	$15.78	$12.64	
Number of accumulation units outstanding at end of period	28,354	30,869	22,547	26,970	26,936	3,958	3,539	1,150	13	
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.44	$18.15	$18.69	$17.17	$14.66	$13.36	$12.86	$11.55	$9.29	$13.62
Value at end of period	$21.62	$19.44	$18.15	$18.69	$17.17	$14.66	$13.36	$12.86	$11.55	$9.29
Number of accumulation units outstanding at end of period	36,343	38,305	44,630	43,298	46,288	46,684	46,603	47,040	78,696	86,795
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$15.78	$15.05	$14.43	$11.16	$10.91	$9.49	$10.20			
Value at end of period	$16.78	$15.78	$15.05	$14.43	$11.16	$10.91	$9.49			
Number of accumulation units outstanding at end of period	14,469	16,531	13,599	8,413	6,025	2,260	1,368			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$15.53	$13.62	$14.03	$12.64	$9.73	$8.52	$9.04	$7.83	$6.19	$8.97
Value at end of period	$17.98	$15.53	$13.62	$14.03	$12.64	$9.73	$8.52	$9.04	$7.83	$6.19
Number of accumulation units outstanding at end of period	8,937	8,085	10,222	16,034	21,388	5,765	9,477	3,916	2,079	13
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$17.10	$15.12	$16.05	$14.43	$10.75	$9.30	$9.78	$8.01	$6.10	$8.87
Value at end of period	$19.25	$17.10	$15.12	$16.05	$14.43	$10.75	$9.30	$9.78	$8.01	$6.10
Number of accumulation units outstanding at end of period	11,113	10,201	13,850	27,705	11,656	4,342	3,011	154	430	17
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$15.28	$11.74	$12.64	$12.08	$11.47					
Value at end of period	$16.95	$15.28	$11.74	$12.64	$12.08					
Number of accumulation units outstanding at end of period	5,021	7,834	2,137	1,446	391					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.23	$32.85	$32.86	$29.56	$22.67	$19.61	$20.26	$17.41	$12.92	$22.63
Value at end of period	$42.64	$35.23	$32.85	$32.86	$29.56	$22.67	$19.61	$20.26	$17.41	$12.92
Number of accumulation units outstanding at end of period	674,481	716,321	799,804	1,064,966	1,134,588	601,182	550,952	418,695	759,567	797,105
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.11	$20.58	$21.58	$19.98	$15.70	$13.48	$13.45	$11.76	$9.09	$15.97
Value at end of period	$27.03	$24.11	$20.58	$21.58	$19.98	$15.70	$13.48	$13.45	$11.76	$9.09
Number of accumulation units outstanding at end of period	121,158	128,683	138,209	257,596	288,526	243,651	216,540	194,844	302,711	343,187
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.58	$23.56	$22.14	$20.03	$14.79	$12.99	$13.05	$10.59	$8.31	$15.84
Value at end of period	$31.65	$23.58	$23.56	$22.14	$20.03	$14.79	$12.99	$13.05	$10.59	$8.31
Number of accumulation units outstanding at end of period	400,520	428,275	448,261	512,830	529,118	321,546	275,318	194,985	290,339	393,530
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.37	$16.30	$15.84	$17.35	$13.40	$11.17	$13.58	$12.09	$9.62	$17.25
Value at end of period	$19.88	$15.37	$16.30	$15.84	$17.35	$13.40	$11.17	$13.58	$12.09	$9.62
Number of accumulation units outstanding at end of period	34,809	36,961	38,858	35,044	36,551	54,765	39,609	37,223	35,798	41,798
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$35.74	$27.65	$30.06	$30.10	$22.25	$18.93	$19.80	$15.55	$12.13	$18.23
Value at end of period	$39.28	$35.74	$27.65	$30.06	$30.10	$22.25	$18.93	$19.80	$15.55	$12.13
Number of accumulation units outstanding at end of period	58,602	61,425	63,403	98,457	99,022	58,425	51,041	38,003	51,356	54,529
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.74	$17.75	$18.68	$18.00	$14.03	$12.80	$13.75	$12.31	$11.00	
Value at end of period	$22.55	$19.74	$17.75	$18.68	$18.00	$14.03	$12.80	$13.75	$12.31	
Number of accumulation units outstanding at end of period	8,925	8,884	9,256	12,013	10,988	6,208	5,341	1,819	56	

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.18	$36.08	$50.21	$54.06	$56.38	$57.25
Value at end of period					$36.08	$50.21	$54.06	$56.38	$57.25	$72.40
Number of accumulation units outstanding at end of period					9,497	15,616	14,190	12,145	10,041	9,444
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$11.15	$7.73	$9.85	$10.72	$10.64	$12.03	$15.44	$16.58	$15.52	$16.99
Value at end of period	$7.73	$9.85	$10.72	$10.64	$12.03	$15.44	$16.58	$15.52	$16.99	$19.10
Number of accumulation units outstanding at end of period	62,975	41,661	35,048	49,666	44,297	67,827	60,284	49,965	44,893	38,987
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$11.48	$10.46	$10.56
Value at end of period								$10.46	$10.56	$13.93
Number of accumulation units outstanding at end of period								3,526	7,688	12,570
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.01	$16.73	$20.91	$22.50	$22.71	$25.63	$30.58	$32.95	$32.92	$34.19
Value at end of period	$16.73	$20.91	$22.50	$22.71	$25.63	$30.58	$32.95	$32.92	$34.19	$40.22
Number of accumulation units outstanding at end of period	120	143	1	7	9	1	1	1	1	1
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$19.37	$10.83	$15.57	$19.46	$19.05	$22.19	$29.17	$32.59	$33.67	$37.56
Value at end of period	$10.83	$15.57	$19.46	$19.05	$22.19	$29.17	$32.59	$33.67	$37.56	$47.53
Number of accumulation units outstanding at end of period	1,027	943	818	728	730	719	720	719	1	1
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$15.84	$16.68	$18.75	$20.10	$21.31	$22.92	$22.73	$23.69	$23.58	$23.99
Value at end of period	$16.68	$18.75	$20.10	$21.31	$22.92	$22.73	$23.69	$23.58	$23.99	$24.68
Number of accumulation units outstanding at end of period	605	602	537	768	594	604	589	473	0	0
JANUS HENDERSON GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$13.70	$7.53	$10.30	$11.85	$10.15	$12.10	$15.43	$16.46	$15.97	$16.19
Value at end of period	$7.53	$10.30	$11.85	$10.15	$12.10	$15.43	$16.46	$15.97	$16.19	$20.42
Number of accumulation units outstanding at end of period	1,086	1,045	916	946	978	1,002	1,012	1,012	31	31
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$13.72	$8.22	$11.12	$12.65	$11.90	$14.01	$18.13	$20.34	$21.28	$21.24
Value at end of period	$8.22	$11.12	$12.65	$11.90	$14.01	$18.13	$20.34	$21.28	$21.24	$26.97
Number of accumulation units outstanding at end of period	1,142	971	1,000	964	995	1,004	1,013	1,013	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$6.63	$7.18	$9.16	$11.35	$11.06	$12.75	$17.17	$17.91	$17.15	$21.48
Value at end of period	$7.18	$9.16	$11.35	$11.06	$12.75	$17.17	$17.91	$17.15	$21.48	$23.42
Number of accumulation units outstanding at end of period	7	369	1,196	3,755	4,114	21,431	21,476	24,675	27,864	21,521
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.31	$9.22	$11.60	$14.44	$13.77	$15.66	$20.26	$22.44	$21.44	$24.78
Value at end of period	$9.22	$11.60	$14.44	$13.77	$15.66	$20.26	$22.44	$21.44	$24.78	$26.29
Number of accumulation units outstanding at end of period	59,386	51,979	44,088	84,098	95,061	262,255	247,358	201,824	181,660	166,162
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period									$10.12	$10.11
Value at end of period									$10.11	$10.29
Number of accumulation units outstanding at end of period									4,887	10,482

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period						$9.92	$9.74	$10.24	$10.16	$10.33
Value at end of period						$9.74	$10.24	$10.16	$10.33	$10.57
Number of accumulation units outstanding at end of period						4,299	30,788	77,465	71,538	69,110
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.44	$6.94	$8.98	$10.93	$10.52	$11.58	$15.86	$17.37	$17.15	$18.72
Value at end of period	$6.94	$8.98	$10.93	$10.52	$11.58	$15.86	$17.37	$17.15	$18.72	$22.01
Number of accumulation units outstanding at end of period	3,092	5,321	19,524	9,711	11,098	33,339	35,372	15,906	16,367	15,360
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$68.35	$35.28	$63.66	$80.28	$65.29	$78.35	$84.30	$79.69	$68.01	$72.19
Value at end of period	$35.28	$63.66	$80.28	$65.29	$78.35	$84.30	$79.69	$68.01	$72.19	$96.61
Number of accumulation units outstanding at end of period	87,308	91,719	41,715	55,322	53,401	124,772	123,663	100,556	95,576	99,608
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$26.19	$15.55	$21.59	$24.86	$22.64	$27.26	$34.47	$35.01	$36.14	$35.91
Value at end of period	$15.55	$21.59	$24.86	$22.64	$27.26	$34.47	$35.01	$36.14	$35.91	$48.74
Number of accumulation units outstanding at end of period	3,312	3,320	3,210	3,169	3,186	3,049	2,935	2,935	2,661	2,661
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$17.23	$14.68	$17.32	$19.77	$19.80	$22.33	$22.14	$22.61	$21.95	$23.22
Value at end of period	$14.68	$17.32	$19.77	$19.80	$22.33	$22.14	$22.61	$21.95	$23.22	$24.50
Number of accumulation units outstanding at end of period	3,648	3,648	3,607	3,613	3,615	3,429	3,282	3,282	3,282	3,282
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.18	$8.14	$11.09	$13.59	$13.19	$15.46	$21.65	$24.06	$22.48	$26.36
Value at end of period	$8.14	$11.09	$13.59	$13.19	$15.46	$21.65	$24.06	$22.48	$26.36	$29.88
Number of accumulation units outstanding at end of period	6,550	5,506	5,766	10,229	8,596	19,033	16,609	19,954	17,158	14,844
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$13.53	$9.31	$11.22	$12.46	$12.15	$13.43	$15.51	$16.63	$16.43	$17.27
Value at end of period	$9.31	$11.22	$12.46	$12.15	$13.43	$15.51	$16.63	$16.43	$17.27	$19.40
Number of accumulation units outstanding at end of period	244,187	276,306	15,643	40,604	43,012	105,603	108,765	77,560	80,862	39,252
PIMCO COMMODITY REALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2015)										
Value at beginning of period								$6.16	$5.44	$6.17
Value at end of period								$5.44	$6.17	$6.29
Number of accumulation units outstanding at end of period								589	1,216	3,458
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$12.06	$11.13	$13.08	$14.04	$15.57	$16.82	$15.16	$15.52	$14.99	$15.66
Value at end of period	$11.13	$13.08	$14.04	$15.57	$16.82	$15.16	$15.52	$14.99	$15.66	$16.12
Number of accumulation units outstanding at end of period	65,949	66,791	73,349	138,385	140,080	195,870	173,186	124,960	99,288	76,868
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.25	$7.85	$12.52	$14.67	$14.33	$16.51	$18.37	$18.26	$17.42	$19.76
Value at end of period	$7.85	$12.52	$14.67	$14.33	$16.51	$18.37	$18.26	$17.42	$19.76	$21.04
Number of accumulation units outstanding at end of period	16,192	11,165	11,512	44,951	47,279	66,757	73,870	53,253	54,077	50,990
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$9.94	$9.95	$10.00
Value at end of period								$9.95	$10.00	$10.24
Number of accumulation units outstanding at end of period								5,354	7,333	12,019
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.84	$22.00	$25.96	$29.05	$28.16	$32.39	$32.88	$33.16	$31.53	$33.26
Value at end of period	$22.00	$25.96	$29.05	$28.16	$32.39	$32.88	$33.16	$31.53	$33.26	$33.80
Number of accumulation units outstanding at end of period	63,946	68,133	61,322	93,201	89,023	252,470	256,966	192,386	173,122	167,944

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.38	$9.82								
Value at end of period	$12.81	$10.38								
Number of accumulation units outstanding at end of period	1,182	406								
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$3.55	$2.45	$3.36	$3.69	$7.65	$8.76	$9.80			
Value at end of period	$3.86	$3.55	$2.45	$3.36	$3.69	$7.65	$8.76			
Number of accumulation units outstanding at end of period	169,970	106,767	124,751	119,221	90,235	4,215	1,736			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.65	$19.29	$19.79	$18.76	$16.19	$14.35	$14.64	$12.92	$10.91	$15.28
Value at end of period	$23.52	$20.65	$19.29	$19.79	$18.76	$16.19	$14.35	$14.64	$12.92	$10.91
Number of accumulation units outstanding at end of period	103,403	119,877	149,494	252,752	275,200	256,600	258,977	168,867	188,224	291,415
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.71	$9.65	$10.02							
Value at end of period	$12.70	$10.71	$9.65							
Number of accumulation units outstanding at end of period	6,098	3,175	1,065							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.34	$13.58	$14.43	$14.34	$15.04	$14.17	$13.76	$11.85	$9.81	$11.80
Value at end of period	$15.62	$14.34	$13.58	$14.43	$14.34	$15.04	$14.17	$13.76	$11.85	$9.81
Number of accumulation units outstanding at end of period	109,583	124,032	132,389	180,092	206,612	196,913	148,490	119,205	145,462	184,287
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.88	$9.38	$10.03							
Value at end of period	$12.14	$9.88	$9.38							
Number of accumulation units outstanding at end of period	534,264	537,387	579,035							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$10.36	$9.77	$10.18	$10.00						
Value at end of period	$11.83	$10.36	$9.77	$10.18						
Number of accumulation units outstanding at end of period	5,648	13,205	2,392	3,977						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$17.11									
Value at end of period	$17.05									
Number of accumulation units outstanding at end of period	57									
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.84	$12.91	$13.00	$13.09	$13.18	$13.27	$13.36	$13.42	$13.47	$13.21
Value at end of period	$12.83	$12.84	$12.91	$13.00	$13.09	$13.18	$13.27	$13.36	$13.42	$13.47
Number of accumulation units outstanding at end of period	234,910	237,340	256,043	531,800	1,321,649	1,308,727	1,268,414	1,072,504	1,141,077	1,104,773
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.37	$15.93	$16.27	$14.80	$11.41	$9.92	$10.02	$8.84	$6.84	$11.04
Value at end of period	$20.75	$17.37	$15.93	$16.27	$14.80	$11.41	$9.92	$10.02	$8.84	$6.84
Number of accumulation units outstanding at end of period	556,542	608,496	666,821	832,863	969,244	672,282	788,909	545,563	549,968	743,352
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.62	$18.12	$18.62	$18.54	$17.68	$15.61	$15.05	$13.27	$8.95	$11.63
Value at end of period	$21.75	$20.62	$18.12	$18.62	$18.54	$17.68	$15.61	$15.05	$13.27	$8.95
Number of accumulation units outstanding at end of period	32,473	36,891	39,891	45,332	51,492	25,434	22,854	19,877	22,140	19,366
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.80	$20.82	$20.79	$18.39	$13.93	$12.26	$12.35	$10.92	$8.92	$14.31
Value at end of period	$28.22	$22.80	$20.82	$20.79	$18.39	$13.93	$12.26	$12.35	$10.92	$8.92
Number of accumulation units outstanding at end of period	641,766	686,461	710,505	766,546	788,456	216,436	275,989	226,176	381,827	427,312

CFI 114

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$46.97	$40.03	$41.05	$37.73	$28.24	$24.16	$24.61	$20.33	$15.54	$25.07
Value at end of period	$52.98	$46.97	$40.03	$41.05	$37.73	$28.24	$24.16	$24.61	$20.33	$15.54
Number of accumulation units outstanding at end of period	364,870	366,604	375,415	381,550	395,740	116,972	114,053	105,531	148,139	158,219
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.30	$27.92	$29.05	$27.74	$19.58	$17.54	$17.80	$14.59	$11.77	$17.84
Value at end of period	$38.53	$35.30	$27.92	$29.05	$27.74	$19.58	$17.54	$17.80	$14.59	$11.77
Number of accumulation units outstanding at end of period	172,550	175,692	188,709	199,088	207,313	48,397	61,094	62,317	63,494	71,338
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$18.52									
Value at end of period	$20.54									
Number of accumulation units outstanding at end of period	113									
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.23	$21.45	$21.48	$20.27	$20.44	$18.82	$17.62	$16.15	$14.58	$16.04
Value at end of period	$23.18	$22.23	$21.45	$21.48	$20.27	$20.44	$18.82	$17.62	$16.15	$14.58
Number of accumulation units outstanding at end of period	264,249	291,850	298,057	190,604	214,007	116,886	130,162	110,443	367,914	411,319
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.22	$9.21	$9.35	$10.01	$8.30	$7.04	$8.07	$7.54	$5.94	$8.83
Value at end of period	$11.43	$9.22	$9.21	$9.35	$10.01	$8.30	$7.04	$8.07	$7.54	$5.94
Number of accumulation units outstanding at end of period	71,202	79,771	68,454	62,373	53,484	24,544	25,924	11,456	14,166	379
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.44	$18.83	$17.83	$15.80	$12.15	$10.36	$10.32			
Value at end of period	$25.05	$19.44	$18.83	$17.83	$15.80	$12.15	$10.36			
Number of accumulation units outstanding at end of period	362,051	362,998	381,520	448,226	281,849	208,998	230,258			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.11	$13.36	$14.08	$12.88	$9.91	$8.70	$8.46	$7.14	$6.38	$9.20
Value at end of period	$17.03	$15.11	$13.36	$14.08	$12.88	$9.91	$8.70	$8.46	$7.14	$6.38
Number of accumulation units outstanding at end of period	593,366	614,847	694,769	931,148	872,040	410,518	353,126	129,660	149,889	169,128
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$29.16	$27.38	$27.43	$25.38	$19.36	$17.08	$17.28	$13.35	$9.51	$15.35
Value at end of period	$36.23	$29.16	$27.38	$27.43	$25.38	$19.36	$17.08	$17.28	$13.35	$9.51
Number of accumulation units outstanding at end of period	117,498	88,037	87,632	122,812	138,207	55,483	50,269	5,907	6,677	8,901
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$13.06									
Value at end of period	$13.68									
Number of accumulation units outstanding at end of period	1,044									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.40	$16.10	$16.27	$14.21	$10.95	$9.98	$10.50	$9.11	$7.37	$11.33
Value at end of period	$21.03	$17.40	$16.10	$16.27	$14.21	$10.95	$9.98	$10.50	$9.11	$7.37
Number of accumulation units outstanding at end of period	9,557	10,918	13,802	17,947	25,447	28,102	14,994	13,630	10,548	8,355
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$27.60	$26.08	$24.41	$21.73	$16.58	$14.58	$14.09	$12.58	$10.71	
Value at end of period	$35.98	$27.60	$26.08	$24.41	$21.73	$16.58	$14.58	$14.09	$12.58	
Number of accumulation units outstanding at end of period	58,148	48,061	30,467	17,778	22,596	6,759	4,496	3,183	2,214	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.47	$15.86	$15.64	$13.95	$10.64	$9.27	$9.10	$8.17	$6.65	$9.18
Value at end of period	$21.26	$17.47	$15.86	$15.64	$13.95	$10.64	$9.27	$9.10	$8.17	$6.65
Number of accumulation units outstanding at end of period	117,902	86,513	73,941	87,807	79,750	26,290	9,022	2,987	3,627	175

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.97	$20.94	$21.91	$19.66	$15.06	$13.08	$13.10	$11.87	$10.06	
Value at end of period	$26.95	$23.97	$20.94	$21.91	$19.66	$15.06	$13.08	$13.10	$11.87	
Number of accumulation units outstanding at end of period	24,726	21,856	18,178	18,005	15,267	3,647	1,868	719	404	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$27.66	$26.07	$26.47	$23.99	$17.91	$15.61	$16.08	$12.86	$11.42	
Value at end of period	$34.15	$27.66	$26.07	$26.47	$23.99	$17.91	$15.61	$16.08	$12.86	
Number of accumulation units outstanding at end of period	13,842	13,906	14,846	12,973	14,237	8,446	7,585	6,058	5,337	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.85	$16.74	$17.35	$15.50	$11.63	$10.01	$10.27	$8.26	$5.94	$10.15
Value at end of period	$22.08	$18.85	$16.74	$17.35	$15.50	$11.63	$10.01	$10.27	$8.26	$5.94
Number of accumulation units outstanding at end of period	110,287	97,150	86,841	86,313	58,517	28,337	1,933	1,287	961	37
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.80	$16.46	$17.37	$16.67	$12.10	$10.50	$11.00	$8.77	$6.97	$9.16
Value at end of period	$22.47	$19.80	$16.46	$17.37	$16.67	$12.10	$10.50	$11.00	$8.77	$6.97
Number of accumulation units outstanding at end of period	82,414	72,605	64,780	69,607	54,517	29,309	7,843	6,568	1,129	234
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$42.77	$34.60	$35.12	$33.19	$24.26	$21.34	$22.03	$17.84	$14.08	$20.57
Value at end of period	$47.26	$42.77	$34.60	$35.12	$33.19	$24.26	$21.34	$22.03	$17.84	$14.08
Number of accumulation units outstanding at end of period	171,057	172,810	170,470	176,708	182,709	83,895	98,335	89,391	94,326	103,891
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$20.48	$18.18	$18.48	$17.62	$12.76	$11.15	$11.14	$8.48	$6.51	$10.01
Value at end of period	$24.14	$20.48	$18.18	$18.48	$17.62	$12.76	$11.15	$11.14	$8.48	$6.51
Number of accumulation units outstanding at end of period	74,560	69,594	63,083	61,893	59,896	30,861	20,726	10,359	4,911	5,512
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$15.35	$15.48	$14.76	$12.78	$11.34	$11.79	$10.43	$8.35	$12.72
Value at end of period	$18.48	$16.14	$15.35	$15.48	$14.76	$12.78	$11.34	$11.79	$10.43	$8.35
Number of accumulation units outstanding at end of period	101,646	185,507	208,258	250,266	241,044	103,163	109,927	77,216	103,007	166,859
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.90	$16.02	$16.21	$15.44	$12.92	$11.31	$11.94	$10.49	$8.23	$13.16
Value at end of period	$20.04	$16.90	$16.02	$16.21	$15.44	$12.92	$11.31	$11.94	$10.49	$8.23
Number of accumulation units outstanding at end of period	130,745	168,520	182,286	250,026	273,746	214,471	163,242	66,397	63,674	144,871
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.34	$16.41	$16.68	$15.83	$12.92	$11.26	$11.96	$10.46	$8.11	$13.58
Value at end of period	$20.87	$17.34	$16.41	$16.68	$15.83	$12.92	$11.26	$11.96	$10.46	$8.11
Number of accumulation units outstanding at end of period	79,150	131,690	137,831	150,313	203,644	148,985	102,906	94,420	82,415	108,425
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.83	$15.92	$16.18	$15.33	$12.50	$10.89	$11.56	$9.62		
Value at end of period	$20.33	$16.83	$15.92	$16.18	$15.33	$12.50	$10.89	$11.56		
Number of accumulation units outstanding at end of period	6,618	37,278	30,783	23,424	22,903	4,775	1,607	41		
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$13.27	$12.57	$12.72	$12.04	$10.49	$9.29	$9.59	$8.57	$6.94	$9.12
Value at end of period	$15.13	$13.27	$12.57	$12.72	$12.04	$10.49	$9.29	$9.59	$8.57	$6.94
Number of accumulation units outstanding at end of period	6,099	8,744	8,146	5,241	6,220	3,906	3,971	4,076	6,279	5,382
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.09	$14.55	$14.64	$13.94	$13.12	$12.03	$12.08	$11.10	$9.53	$11.52
Value at end of period	$16.38	$15.09	$14.55	$14.64	$13.94	$13.12	$12.03	$12.08	$11.10	$9.53
Number of accumulation units outstanding at end of period	50,729	83,452	87,345	9,555	14,522	12,806	15,551	7,640	5,121	12,606

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.34	$7.66	$9.16	$10.11	$9.97	$11.09	$12.06	$12.64	$12.51	$13.15
Value at end of period	$7.66	$9.16	$10.11	$9.97	$11.09	$12.06	$12.64	$12.51	$13.15	$14.40
Number of accumulation units outstanding at end of period	2,162	6,851	5,530	7,419	6,856	11,340	12,888	16,496	20,064	35,707
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.46	$10.98	$12.85	$14.17	$14.32	$15.97	$17.78	$18.83	$18.66	$19.58
Value at end of period	$10.98	$12.85	$14.17	$14.32	$15.97	$17.78	$18.83	$18.66	$19.58	$21.49
Number of accumulation units outstanding at end of period	38,507	30,448	22,439	27,255	27,270	48,124	38,647	39,257	20,798	19,358
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.60	$8.64	$10.74	$12.06	$11.62	$13.27	$16.13	$17.07	$16.75	$17.79
Value at end of period	$8.64	$10.74	$12.06	$11.62	$13.27	$16.13	$17.07	$16.75	$17.79	$20.82
Number of accumulation units outstanding at end of period	114,956	76,887	66,109	75,884	65,723	133,523	122,805	124,212	96,790	85,937
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.83	$9.55	$11.55	$12.85	$12.69	$14.32	$16.57	$17.56	$17.34	$18.36
Value at end of period	$9.55	$11.55	$12.85	$12.69	$14.32	$16.57	$17.56	$17.34	$18.36	$20.87
Number of accumulation units outstanding at end of period	111,873	84,892	57,253	70,693	54,066	67,438	64,496	83,471	59,329	45,168
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.92	$10.22	$10.75	$11.33	$12.06	$12.44	$12.04	$12.63	$12.58	$12.78
Value at end of period	$10.22	$10.75	$11.33	$12.06	$12.44	$12.04	$12.63	$12.58	$12.78	$13.10
Number of accumulation units outstanding at end of period	9	2,550	9,822	17,353	23,312	24,950	28,150	31,447	31,409	28,145
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2017)										
Value at beginning of period										$27.23
Value at end of period										$28.15
Number of accumulation units outstanding at end of period										4,268
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.57	$11.35	$15.30	$18.54	$17.83	$20.60	$26.87	$30.01	$29.28	$36.07
Value at end of period	$11.35	$15.30	$18.54	$17.83	$20.60	$26.87	$30.01	$29.28	$36.07	$39.80
Number of accumulation units outstanding at end of period	14,960	4,767	5,971	9,845	9,944	34,280	33,049	32,654	33,738	37,430
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.87	$11.01	$14.78	$18.57	$18.85	$22.40	$30.88	$32.00	$30.18	$31.57
Value at end of period	$11.01	$14.78	$18.57	$18.85	$22.40	$30.88	$32.00	$30.18	$31.57	$40.19
Number of accumulation units outstanding at end of period	31,644	33,021	34,231	49,703	55,359	93,440	86,523	53,945	48,248	44,717
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.71	$8.92	$10.30	$9.70	$12.15	$12.54	$14.20	$13.90	$13.93
Value at end of period	$6.71	$8.92	$10.30	$9.70	$12.15	$12.54	$14.20	$13.90	$13.93	$15.32
Number of accumulation units outstanding at end of period	44,813	36,167	27,405	46,097	41,230	94,758	92,973	70,487	68,680	64,531
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.08	$6.16	$8.31	$10.56	$11.48	$13.17	$13.35	$17.22	$17.60	$18.22
Value at end of period	$6.16	$8.31	$10.56	$11.48	$13.17	$13.35	$17.22	$17.60	$18.22	$19.03
Number of accumulation units outstanding at end of period	16,290	18,557	21,428	31,572	36,248	147,603	144,253	119,160	116,194	107,895
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.73	$13.11	$17.14	$19.07	$18.05	$20.13	$26.93	$30.17	$30.85	$33.21
Value at end of period	$13.11	$17.14	$19.07	$18.05	$20.13	$26.93	$30.17	$30.85	$33.21	$40.09
Number of accumulation units outstanding at end of period	6,351	5,872	3,972	4,961	5,900	12,904	13,156	14,005	12,747	9,368
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.33	$6.76	$8.37	$10.42	$10.07	$11.42	$15.87	$16.44	$15.84	$19.46
Value at end of period	$6.76	$8.37	$10.42	$10.07	$11.42	$15.87	$16.44	$15.84	$19.46	$21.44
Number of accumulation units outstanding at end of period	5,249	3,998	4,755	7,240	9,350	11,963	11,420	12,117	8,586	9,407
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.28	$9.01	$11.50	$13.14	$12.78	$15.06	$20.18	$21.87	$20.42	$23.89
Value at end of period	$9.01	$11.50	$13.14	$12.78	$15.06	$20.18	$21.87	$20.42	$23.89	$27.92
Number of accumulation units outstanding at end of period	46,060	38,133	21,505	31,389	28,121	112,213	107,980	100,894	97,031	86,144

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.36	$9.66	$11.45	$13.12	$12.89	$14.43	$17.44	$19.38	$18.35	$21.01
Value at end of period	$9.66	$11.45	$13.12	$12.89	$14.43	$17.44	$19.38	$18.35	$21.01	$23.14
Number of accumulation units outstanding at end of period	375,079	282,865	233,613	260,079	288,766	397,267	433,743	310,878	288,486	263,353
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.01	$8.75	$10.77	$12.04	$11.69	$13.30	$17.68	$19.34	$18.64	$22.20
Value at end of period	$8.75	$10.77	$12.04	$11.69	$13.30	$17.68	$19.34	$18.64	$22.20	$25.11
Number of accumulation units outstanding at end of period	18,099	16,026	10,102	18,009	27,482	56,304	41,644	38,123	40,429	42,666
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.95	$12.07	$20.57	$24.57	$19.94	$23.59	$22.08	$22.12	$18.50	$20.75
Value at end of period	$12.07	$20.57	$24.57	$19.94	$23.59	$22.08	$22.12	$18.50	$20.75	$29.47
Number of accumulation units outstanding at end of period	12,659	13,226	12,101	18,096	16,674	30,651	28,008	25,552	24,356	39,334
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$11.99	$14.96	$18.26	$18.47	$22.01	$28.75	$32.83	$31.61	$36.00
Value at end of period	$11.99	$14.96	$18.26	$18.47	$22.01	$28.75	$32.83	$31.61	$36.00	$40.66
Number of accumulation units outstanding at end of period	20,708	18,431	18,252	26,612	38,752	74,177	74,880	50,177	51,077	51,983
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.82	$8.92	$11.27	$14.19	$13.90	$16.38	$22.61	$24.32	$23.26	$28.09
Value at end of period	$8.92	$11.27	$14.19	$13.90	$16.38	$22.61	$24.32	$23.26	$28.09	$32.23
Number of accumulation units outstanding at end of period	1,369	1,201	1,238	2,063	2,378	36,808	46,008	58,917	62,130	77,414
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.51	$8.60	$11.92	$14.19	$12.95	$15.15	$19.75	$19.43	$20.10	$20.00
Value at end of period	$8.60	$11.92	$14.19	$12.95	$15.15	$19.75	$19.43	$20.10	$20.00	$27.11
Number of accumulation units outstanding at end of period	618,431	515,307	443,653	502,985	502,601	742,252	674,120	544,842	508,596	477,957
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.19	$7.84	$13.01	$15.38	$15.16	$17.50	$19.52	$19.45	$18.42	$20.91
Value at end of period	$7.84	$13.01	$15.38	$15.16	$17.50	$19.52	$19.45	$18.42	$20.91	$22.29
Number of accumulation units outstanding at end of period	2,290	9,066	8,524	19,629	28,529	52,718	76,708	40,979	28,885	30,832
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.95	$9.32	$12.33	$13.97	$14.27	$16.22	$19.69	$21.93	$22.91	$24.58
Value at end of period	$9.32	$12.33	$13.97	$14.27	$16.22	$19.69	$21.93	$22.91	$24.58	$28.09
Number of accumulation units outstanding at end of period	79,771	109,672	75,997	204,331	213,828	1,138,267	1,265,960	1,267,507	1,346,614	1,509,200
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.92	$7.68	$11.42	$14.58	$13.94	$15.71	$21.58	$23.42	$23.72	$25.30
Value at end of period	$7.68	$11.42	$14.58	$13.94	$15.71	$21.58	$23.42	$23.72	$25.30	$31.36
Number of accumulation units outstanding at end of period	320,540	244,911	236,589	285,785	251,521	295,574	258,499	224,041	218,223	196,762
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.53	$11.83	$14.69	$16.76	$16.50	$19.21	$24.74	$26.40	$24.41	$28.79
Value at end of period	$11.83	$14.69	$16.76	$16.50	$19.21	$24.74	$26.40	$24.41	$28.79	$33.23
Number of accumulation units outstanding at end of period	29,594	28,514	32,718	38,154	28,746	81,912	82,927	76,035	69,742	68,095
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.62	$9.54	$13.54	$15.72	$15.44	$18.23	$25.21	$27.21	$29.94	$30.18
Value at end of period	$9.54	$13.54	$15.72	$15.44	$18.23	$25.21	$27.21	$29.94	$30.18	$40.04
Number of accumulation units outstanding at end of period	250,548	215,962	155,494	168,572	148,606	440,322	417,752	405,177	384,046	378,491
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$9.22	$12.60	$14.24	$12.40	$14.62	$16.60	$16.30	$16.03	$16.22
Value at end of period	$9.22	$12.60	$14.24	$12.40	$14.62	$16.60	$16.30	$16.03	$16.22	$20.60
Number of accumulation units outstanding at end of period	7,282	5,628	4,034	9,507	9,100	18,551	19,067	12,265	11,329	12,116
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.31	$8.28	$8.95	$7.82	$9.24	$11.03	$10.23	$9.82	$9.93
Value at end of period	$6.31	$8.28	$8.95	$7.82	$9.24	$11.03	$10.23	$9.82	$9.93	$12.07
Number of accumulation units outstanding at end of period	243,351	227,497	199,699	210,242	212,173	318,764	286,732	250,224	236,730	232,743

Condensed Financial Information (continued)

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$13.62	$12.37	$13.48	$13.96	$10.76	$8.90	$9.50	$8.88	$6.76	$11.29
Value at end of period	$15.99	$13.62	$12.37	$13.48	$13.96	$10.76	$8.90	$9.50	$8.88	$6.76
Number of accumulation units outstanding at end of period	14,083	13,228	14,481	15,091	12,896	3,754	3,628	2,071	2,600	1,998

WANGER INTERNATIONAL

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.04	$12.30	$12.38	$13.04	$10.73	$8.89	$10.48	$8.45	$5.68	$10.52
Value at end of period	$15.90	$12.04	$12.30	$12.38	$13.04	$10.73	$8.89	$10.48	$8.45	$5.68
Number of accumulation units outstanding at end of period	69,303	72,696	72,684	66,320	62,585	13,307	13,934	7,376	8,064	6,649

WANGER SELECT

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$25.10	$22.30	$22.40	$21.87	$16.36	$13.91	$17.02	$13.54	$8.20	$16.22
Value at end of period	$31.57	$25.10	$22.30	$22.40	$21.87	$16.36	$13.91	$17.02	$13.54	$8.20
Number of accumulation units outstanding at end of period	47,988	49,881	57,828	82,153	106,413	49,537	43,282	64,885	66,124	60,884

WANGER USA

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$26.22	$23.22	$23.53	$22.61	$17.03	$14.29	$14.91	$12.17	$8.62	$14.39
Value at end of period	$31.13	$26.22	$23.22	$23.53	$22.61	$17.03	$14.29	$14.91	$12.17	$8.62
Number of accumulation units outstanding at end of period	34,765	35,090	51,876	54,790	55,315	25,798	26,400	29,556	63,317	45,113

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$46.44	$36.29	$38.28	$35.91	$26.19	$23.25	$23.93	$19.65	$15.24	$22.49
Value at end of period	$51.22	$46.44	$36.29	$38.28	$35.91	$26.19	$23.25	$23.93	$19.65	$15.24
Number of accumulation units outstanding at end of period	56,619	61,629	66,895	101,758	105,532	68,755	69,375	21,192	28,496	29,936

TABLE 17
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

ALGER RESPONSIBLE INVESTING FUND (CLASS A)
(Funds were first received in this option during September 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$21.71	$21.44	$21.08	$20.27	$15.16	$13.29	$14.13	$13.00	$12.14	
Value at end of period	$27.46	$21.71	$21.44	$21.08	$20.27	$15.16	$13.29	$14.13	$13.00	
Number of accumulation units outstanding at end of period	896	1,049	1,023	5,567	7,843	5,128	6,117	4,297	3,577	

AMANA GROWTH FUND (INVESTOR CLASS)
(Funds were first received in this option during May 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$17.38	$16.27	$16.46	$14.55	$11.93	$10.81	$11.10	$9.65	$7.89	
Value at end of period	$22.25	$17.38	$16.27	$16.46	$14.55	$11.93	$10.81	$11.10	$9.65	
Number of accumulation units outstanding at end of period	18,352	19,724	24,916	286,929	274,023	265,380	231,386	151,347	76,424	

AMANA INCOME FUND (INVESTOR CLASS)
(Funds were first received in this option during May 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$17.78	$16.38	$16.99	$15.69	$12.18	$11.20	$11.07	$9.94	$8.26	
Value at end of period	$21.47	$17.78	$16.38	$16.99	$15.69	$12.18	$11.20	$11.07	$9.94	
Number of accumulation units outstanding at end of period	18,330	19,671	21,815	772,668	722,425	672,447	536,141	477,897	251,187	

AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)
(Funds were first received in this option during March 2012)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$57.82	$51.42	$55.06	$49.43	$36.79	$34.80				
Value at end of period	$69.04	$57.82	$51.42	$55.06	$49.43	$36.79				
Number of accumulation units outstanding at end of period	0	0	0	5	5	5				

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period		$10.18	$10.73	$11.23	$12.60	$13.34	$12.03	$12.26	$11.91	$12.38
Value at end of period		$10.73	$11.23	$12.60	$13.34	$12.03	$12.26	$11.91	$12.38	$12.66
Number of accumulation units outstanding at end of period		24,428	80,968	142,894	177,327	117,915	113,309	10,711	11,503	11,836
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$9.95	$9.32	$9.89
Value at end of period								$9.32	$9.89	$11.20
Number of accumulation units outstanding at end of period								2,015	2,195	4,589
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$9.21	$6.12	$8.10	$9.16	$8.92	$10.37	$13.53	$14.62	$15.00	$16.74
Value at end of period	$6.12	$8.10	$9.16	$8.92	$10.37	$13.53	$14.62	$15.00	$16.74	$20.49
Number of accumulation units outstanding at end of period	82,595	152,685	203,522	204,466	203,477	212,435	238,499	13,952	14,006	11,315
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$8.62	$5.47	$8.33	$10.34	$8.79	$10.65	$13.67	$13.81	$14.07	$14.77
Value at end of period	$5.47	$8.33	$10.34	$8.79	$10.65	$13.67	$13.81	$14.07	$14.77	$18.60
Number of accumulation units outstanding at end of period	2,087	17,078	24,783	31,236	29,360	45,388	50,869	18,551	17,709	17,575
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$9.68	$8.72	$9.95	$10.59	$11.19	$11.76	$11.44	$11.99	$11.93	$12.16
Value at end of period	$8.72	$9.95	$10.59	$11.19	$11.76	$11.44	$11.99	$11.93	$12.16	$12.46
Number of accumulation units outstanding at end of period	20,905	24,855	44,391	43,442	46,064	19,681	11,887	1,857	2,077	4,247
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$14.91	$9.01	$12.04	$13.41	$12.67	$15.16	$20.13	$21.83	$22.82	$24.56
Value at end of period	$9.01	$12.04	$13.41	$12.67	$15.16	$20.13	$21.83	$22.82	$24.56	$30.74
Number of accumulation units outstanding at end of period	1,259,861	1,206,365	1,276,694	1,226,026	1,208,645	1,216,034	1,244,128	432,227	437,095	446,527
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.46	$8.93	$10.55	$11.86	$12.60	$14.06	$18.40	$20.30	$20.10	$22.62
Value at end of period	$8.93	$10.55	$11.86	$12.60	$14.06	$18.40	$20.30	$20.10	$22.62	$26.96
Number of accumulation units outstanding at end of period	284,358	185,005	163,118	161,192	173,359	195,471	198,070	64,484	69,675	82,596
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$10.06	$11.75	$10.90	$12.60	$18.07	$19.68	$17.50	$21.55
Value at end of period			$11.75	$10.90	$12.60	$18.07	$19.68	$17.50	$21.55	$23.86
Number of accumulation units outstanding at end of period			3,546	5,735	5,915	71,374	116,506	18,472	18,422	18,406
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period			$14.00	$17.24	$15.17	$18.12	$26.02	$28.65	$27.27	$31.28
Value at end of period			$17.24	$15.17	$18.12	$26.02	$28.65	$27.27	$31.28	$35.98
Number of accumulation units outstanding at end of period			1,129	2,131	7,337	33,253	30,091	2,417	1,668	2,209
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during March 2009)										
Value at beginning of period		$4.53	$8.02	$8.43	$7.76	$9.65	$12.00	$11.79	$11.25	$10.09
Value at end of period		$8.02	$8.43	$7.76	$9.65	$12.00	$11.79	$11.25	$10.09	$13.12
Number of accumulation units outstanding at end of period		3,232	2,918	3,213	5,587	25,069	30,173	11,906	12,339	11,048
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$9.98	$9.17	$10.49
Value at end of period								$9.17	$10.49	$12.17
Number of accumulation units outstanding at end of period								56	92	261

CFI 120

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.41	$10.09	$10.51							
Value at end of period	$11.65	$9.41	$10.09							
Number of accumulation units outstanding at end of period	19,014	5,872	2,027							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$27.39	$22.56	$24.42	$23.12	$17.48	$15.55	$15.77	$12.52		
Value at end of period	$29.51	$27.39	$22.56	$24.42	$23.12	$17.48	$15.55	$15.77		
Number of accumulation units outstanding at end of period	1,154	4,422	1,437	5,831	3,964	8,338	9,255	7,031		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.26	$17.99	$18.54	$17.04	$14.55	$13.26	$12.78	$11.49	$9.24	$13.55
Value at end of period	$21.41	$19.26	$17.99	$18.54	$17.04	$14.55	$13.26	$12.78	$11.49	$9.24
Number of accumulation units outstanding at end of period	29,388	17,751	18,231	27,432	33,193	32,880	38,898	39,321	44,680	63,655
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$15.74	$15.01	$14.40	$11.15	$10.90	$9.49	$8.80			
Value at end of period	$16.73	$15.74	$15.01	$14.40	$11.15	$10.90	$9.49			
Number of accumulation units outstanding at end of period	3,833	3,188	2,842	7,804	1,589	5,113	4,235			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$15.46	$13.57	$13.98	$12.61	$9.71	$8.51	$9.03	$7.83	$6.19	$8.95
Value at end of period	$17.90	$15.46	$13.57	$13.98	$12.61	$9.71	$8.51	$9.03	$7.83	$6.19
Number of accumulation units outstanding at end of period	14,330	18,191	17,118	46,943	46,105	48,861	32,254	20,773	17,563	14,042
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$17.03	$15.06	$16.00	$14.39	$10.73	$9.28	$9.77	$8.01	$6.10	$6.32
Value at end of period	$19.16	$17.03	$15.06	$16.00	$14.39	$10.73	$9.28	$9.77	$8.01	$6.10
Number of accumulation units outstanding at end of period	3,272	4,519	5,034	23,136	15,361	9,479	6,347	1,954	1,120	1,334
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$15.25	$11.73	$12.63	$12.57						
Value at end of period	$16.91	$15.25	$11.73	$12.63						
Number of accumulation units outstanding at end of period	283	187	91	7,669						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.90	$32.56	$32.59	$29.33	$22.51	$19.48	$20.13	$17.31	$12.85	$22.52
Value at end of period	$42.22	$34.90	$32.56	$32.59	$29.33	$22.51	$19.48	$20.13	$17.31	$12.85
Number of accumulation units outstanding at end of period	390,399	390,873	402,272	1,055,352	1,060,903	1,050,981	1,137,377	1,151,653	1,158,332	1,521,977
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.89	$20.40	$21.40	$19.83	$15.59	$13.39	$13.36	$11.69	$9.05	$15.89
Value at end of period	$26.77	$23.89	$20.40	$21.40	$19.83	$15.59	$13.39	$13.36	$11.69	$9.05
Number of accumulation units outstanding at end of period	68,801	46,753	47,651	195,813	189,653	178,597	259,928	254,136	280,525	460,360
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.36	$23.35	$21.95	$19.87	$14.69	$12.90	$12.97	$10.53	$8.27	$15.76
Value at end of period	$31.34	$23.36	$23.35	$21.95	$19.87	$14.69	$12.90	$12.97	$10.53	$8.27
Number of accumulation units outstanding at end of period	66,116	65,614	68,796	165,734	162,846	149,595	241,559	263,349	280,771	639,981
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.22	$16.16	$15.71	$17.22	$13.30	$11.10	$13.50	$12.02	$9.57	$17.17
Value at end of period	$19.69	$15.22	$16.16	$15.71	$17.22	$13.30	$11.10	$13.50	$12.02	$9.57
Number of accumulation units outstanding at end of period	9,527	11,575	12,447	38,466	37,863	22,209	42,893	55,195	52,510	84,326
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$35.47	$27.45	$29.86	$29.92	$22.12	$18.83	$19.71	$15.49	$12.08	$18.17
Value at end of period	$38.96	$35.47	$27.45	$29.86	$29.92	$22.12	$18.83	$19.71	$15.49	$12.08
Number of accumulation units outstanding at end of period	24,010	21,729	23,188	104,497	111,018	113,547	188,458	139,851	136,278	164,813

CFI 121

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.67	$17.69	$18.63	$17.96	$14.01	$12.79	$13.74	$12.30	$10.15	
Value at end of period	$22.46	$19.67	$17.69	$18.63	$17.96	$14.01	$12.79	$13.74	$12.30	
Number of accumulation units outstanding at end of period	1,082	1,091	1,019	1,048	1,030	1,659	1,408	1,250	420	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$57.12	$56.27	$53.99	$50.16	$36.06	$37.18				
Value at end of period	$72.19	$57.12	$56.27	$53.99	$50.16	$36.06				
Number of accumulation units outstanding at end of period	3,809	3,079	3,412	11,032	10,921	10,172				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.84	$15.39	$16.45	$15.33	$11.95	$10.57	$10.66	$9.80	$7.70	$11.10
Value at end of period	$18.92	$16.84	$15.39	$16.45	$15.33	$11.95	$10.57	$10.66	$9.80	$7.70
Number of accumulation units outstanding at end of period	17,289	12,136	14,292	31,736	32,275	33,916	50,550	58,781	68,830	96,142
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.55	$10.45	$11.54							
Value at end of period	$13.91	$10.55	$10.45							
Number of accumulation units outstanding at end of period	5,910	3,418	2,041							
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$33.88	$32.63	$32.67	$30.34	$25.44	$22.56	$22.36	$20.79	$16.64	$19.92
Value at end of period	$39.82	$33.88	$32.63	$32.67	$30.34	$25.44	$22.56	$22.36	$20.79	$16.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	531
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$37.22	$33.37	$32.32	$28.94	$22.03	$18.92	$19.34	$15.48	$10.77	$18.84
Value at end of period	$47.07	$37.22	$33.37	$32.32	$28.94	$22.03	$18.92	$19.34	$15.48	$10.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	187
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$23.77	$23.37	$23.49	$22.56	$22.76	$21.16	$19.98	$18.64	$16.59	$15.86
Value at end of period	$24.44	$23.77	$23.37	$23.49	$22.56	$22.76	$21.16	$19.98	$18.64	$16.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	163
JANUS HENDERSON GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.04	$15.83	$16.33	$15.31	$12.01	$10.08	$11.77	$10.24	$7.49	$13.38
Value at end of period	$20.22	$16.04	$15.83	$16.33	$15.31	$12.01	$10.08	$11.77	$10.24	$7.49
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	893
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$21.39	$17.08	$17.85	$17.12	$12.72	$11.04	$11.33	$9.15	$7.17	$10.15
Value at end of period	$23.30	$21.39	$17.08	$17.85	$17.12	$12.72	$11.04	$11.33	$9.15	$7.17
Number of accumulation units outstanding at end of period	5,311	7,429	8,212	54,372	54,235	49,309	25,922	9,778	5,763	613
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$24.59	$21.29	$22.29	$20.14	$15.57	$13.69	$14.37	$11.55	$9.19	$15.26
Value at end of period	$26.08	$24.59	$21.29	$22.29	$20.14	$15.57	$13.69	$14.37	$11.55	$9.19
Number of accumulation units outstanding at end of period	35,213	33,286	34,657	58,633	61,372	65,520	70,963	76,682	91,267	161,695
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$10.18									
Value at end of period	$10.28									
Number of accumulation units outstanding at end of period	1,477									

CFI 122

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.31	$10.15	$10.23	$9.74	$9.85					
Value at end of period	$10.55	$10.31	$10.15	$10.23	$9.74					
Number of accumulation units outstanding at end of period	33,734	22,602	11,062	90,405	71,190					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$18.62	$17.07	$17.30	$15.80	$11.54	$10.49	$10.91	$8.97	$6.93	$11.43
Value at end of period	$21.88	$18.62	$17.07	$17.30	$15.80	$11.54	$10.49	$10.91	$8.97	$6.93
Number of accumulation units outstanding at end of period	15,348	18,453	19,620	33,995	46,920	25,138	22,037	25,975	9,317	12,402
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$71.60	$67.49	$79.12	$83.74	$77.87	$64.92	$79.86	$63.36	$35.13	$68.10
Value at end of period	$95.78	$71.60	$67.49	$79.12	$83.74	$77.87	$64.92	$79.86	$63.36	$35.13
Number of accumulation units outstanding at end of period	15,382	15,242	16,605	104,745	95,148	89,806	62,433	37,414	23,489	50,290
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$26.21	$22.37	$23.95	$21.55	$15.40	$13.15	$13.55	$11.06	$8.12	$13.17
Value at end of period	$29.69	$26.21	$22.37	$23.95	$21.55	$15.40	$13.15	$13.55	$11.06	$8.12
Number of accumulation units outstanding at end of period	63,417	58,488	54,922	58,157	51,182	37,454	26,613	20,029	11,765	17,774
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.13	$16.31	$16.52	$15.41	$13.34	$12.08	$12.40	$11.16	$9.27	$13.48
Value at end of period	$19.24	$17.13	$16.31	$16.52	$15.41	$13.34	$12.08	$12.40	$11.16	$9.27
Number of accumulation units outstanding at end of period	53,606	51,610	47,530	124,988	124,015	128,101	118,829	125,495	134,973	133,781
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$6.17	$5.43	$7.31							
Value at end of period	$6.27	$6.17	$5.43							
Number of accumulation units outstanding at end of period	326	172	142							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.56	$14.91	$15.44	$15.09	$16.74	$15.51	$14.00	$13.04	$11.10	$12.04
Value at end of period	$16.01	$15.56	$14.91	$15.44	$15.09	$16.74	$15.51	$14.00	$13.04	$11.10
Number of accumulation units outstanding at end of period	70,134	50,580	48,657	549,826	589,489	1,194,201	1,010,347	1,006,391	649,055	226,276
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$19.63	$17.32	$18.16	$18.28	$16.44	$14.27	$14.63	$12.48	$7.84	$12.23
Value at end of period	$20.90	$19.63	$17.32	$18.16	$18.28	$16.44	$14.27	$14.63	$12.48	$7.84
Number of accumulation units outstanding at end of period	9,147	9,771	12,499	45,714	45,468	41,748	37,999	22,202	13,133	19,205
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$9.99	$9.95	$9.97							
Value at end of period	$10.22	$9.99	$9.95							
Number of accumulation units outstanding at end of period	6,726	6,765	10							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$33.00	$31.30	$32.94	$32.67	$32.20	$28.02	$28.91	$25.85	$21.91	$20.77
Value at end of period	$33.53	$33.00	$31.30	$32.94	$32.67	$32.20	$28.02	$28.91	$25.85	$21.91
Number of accumulation units outstanding at end of period	147,599	144,474	145,754	814,792	880,016	893,765	891,261	830,034	638,292	538,148
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$12.03									
Value at end of period	$12.80									
Number of accumulation units outstanding at end of period	247									

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.54	$2.44	$3.35	$3.69	$7.65	$8.76	$9.81			
Value at end of period	$3.85	$3.54	$2.44	$3.35	$3.69	$7.65	$8.76			
Number of accumulation units outstanding at end of period	26,698	29,258	25,694	135,590	178,020	48,427	48,109			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.46	$19.12	$19.63	$18.62	$16.07	$14.25	$14.55	$12.84	$10.85	$15.21
Value at end of period	$23.30	$20.46	$19.12	$19.63	$18.62	$16.07	$14.25	$14.55	$12.84	$10.85
Number of accumulation units outstanding at end of period	72,373	84,647	84,515	196,584	200,840	204,913	254,305	333,810	343,744	604,119
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$10.70	$9.92								
Value at end of period	$12.68	$10.70								
Number of accumulation units outstanding at end of period	3,476	3,264								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.38	$13.63	$14.23	$14.27	$14.98	$14.11	$13.71	$11.92	$9.79	$11.78
Value at end of period	$15.66	$14.38	$13.63	$14.23	$14.27	$14.98	$14.11	$13.71	$11.92	$9.79
Number of accumulation units outstanding at end of period	90,884	9,826	13,730	181,252	189,290	218,685	311,904	336,525	339,095	395,254
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.87	$9.38	$10.02							
Value at end of period	$12.12	$9.87	$9.38							
Number of accumulation units outstanding at end of period	72,530	72,293	73,288							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$10.35	$9.76	$10.18	$10.38						
Value at end of period	$11.81	$10.35	$9.76	$10.18						
Number of accumulation units outstanding at end of period	0	0	0	5,980						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.78	$16.64	$16.50	$15.84	$16.26	$15.92	$14.93	$14.92		
Value at end of period	$16.91	$16.78	$16.64	$16.50	$15.84	$16.26	$15.92	$14.93		
Number of accumulation units outstanding at end of period	173	451	451	451	451	451	451	451		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.72	$12.80	$12.89	$12.99	$13.08	$13.18	$13.27	$13.34	$13.40	$13.15
Value at end of period	$12.70	$12.72	$12.80	$12.89	$12.99	$13.08	$13.18	$13.27	$13.34	$13.40
Number of accumulation units outstanding at end of period	233,202	219,648	172,433	845,955	1,031,911	867,098	935,309	899,211	970,300	1,480,503
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.20	$15.79	$16.14	$14.69	$11.33	$9.86	$9.96	$8.79	$6.80	$10.98
Value at end of period	$20.55	$17.20	$15.79	$16.14	$14.69	$11.33	$9.86	$9.96	$8.79	$6.80
Number of accumulation units outstanding at end of period	295,775	349,615	365,163	902,648	1,007,360	899,589	1,303,429	1,393,253	1,179,196	1,949,572
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.50	$18.03	$18.53	$18.46	$17.61	$15.56	$15.01	$13.24	$8.93	$11.61
Value at end of period	$21.61	$20.50	$18.03	$18.53	$18.46	$17.61	$15.56	$15.01	$13.24	$8.93
Number of accumulation units outstanding at end of period	20,390	22,641	17,759	39,796	36,530	27,640	23,504	41,094	5,699	8,147
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.59	$20.64	$20.62	$18.25	$13.83	$12.17	$12.28	$10.85	$8.88	$14.24
Value at end of period	$27.94	$22.59	$20.64	$20.62	$18.25	$13.83	$12.17	$12.28	$10.85	$8.88
Number of accumulation units outstanding at end of period	139,439	119,863	131,443	346,164	354,249	368,821	470,982	541,294	650,196	842,036
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$46.53	$39.68	$40.71	$37.44	$28.03	$24.00	$24.46	$20.21	$15.46	$24.95
Value at end of period	$52.46	$46.53	$39.68	$40.71	$37.44	$28.03	$24.00	$24.46	$20.21	$15.46
Number of accumulation units outstanding at end of period	47,338	47,097	52,179	152,402	166,699	182,364	244,990	264,333	282,192	406,073

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$34.97	$27.67	$28.81	$27.53	$19.44	$17.42	$17.69	$14.51	$11.71	$17.76
Value at end of period	$38.15	$34.97	$27.67	$28.81	$27.53	$19.44	$17.42	$17.69	$14.51	$11.71
Number of accumulation units outstanding at end of period	27,917	22,785	23,826	69,853	76,663	78,285	117,831	126,032	133,955	186,984
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$19.00	$17.91	$18.32	$17.47	$15.04	$13.40	$13.71	$13.30		
Value at end of period	$21.61	$19.00	$17.91	$18.32	$17.47	$15.04	$13.40	$13.71		
Number of accumulation units outstanding at end of period	1,975	5,283	5,769	68,801	45,846	3,559	2,777	2,028		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$20.60	$19.26	$19.73	$18.77	$15.50	$13.57	$14.13	$13.98		
Value at end of period	$24.21	$20.60	$19.26	$19.73	$18.77	$15.50	$13.57	$14.13		
Number of accumulation units outstanding at end of period	2,189	4,865	3,256	4,275	3,518	2,029	1,529	210		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$21.59	$20.13	$20.67	$19.65	$15.95	$13.87	$14.57	$13.97		
Value at end of period	$25.76	$21.59	$20.13	$20.67	$19.65	$15.95	$13.87	$14.57		
Number of accumulation units outstanding at end of period	664	686	640	7,920	1,364	452	248	34		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$17.09	$15.96	$16.40	$15.54	$13.90					
Value at end of period	$20.47	$17.09	$15.96	$16.40	$15.54					
Number of accumulation units outstanding at end of period	408	324	110	270	104					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$15.60	$14.97	$15.25	$15.17						
Value at end of period	$16.88	$15.60	$14.97	$15.25						
Number of accumulation units outstanding at end of period	2,779	2,778	2,840	1,121						
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.02	$21.27	$21.30	$20.12	$20.29	$18.69	$17.51	$16.06	$14.50	$15.97
Value at end of period	$22.96	$22.02	$21.27	$21.30	$20.12	$20.29	$18.69	$17.51	$16.06	$14.50
Number of accumulation units outstanding at end of period	417,760	379,198	377,152	299,860	258,838	335,835	349,205	350,087	315,118	373,089
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.18	$9.17	$9.32	$9.98	$8.28	$7.03	$8.06	$7.53	$5.94	$8.33
Value at end of period	$11.38	$9.18	$9.17	$9.32	$9.98	$8.28	$7.03	$8.06	$7.53	$5.94
Number of accumulation units outstanding at end of period	34,858	10,359	10,385	41,233	49,620	53,917	94,695	90,876	90,419	2,270
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.38	$18.78	$17.79	$15.77	$12.14	$10.35	$10.32			
Value at end of period	$24.96	$19.38	$18.78	$17.79	$15.77	$12.14	$10.35			
Number of accumulation units outstanding at end of period	140,026	116,738	110,693	338,347	219,949	243,452	254,191			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.02	$13.29	$14.02	$12.83	$9.88	$8.67	$8.44	$7.13	$6.37	$9.19
Value at end of period	$16.93	$15.02	$13.29	$14.02	$12.83	$9.88	$8.67	$8.44	$7.13	$6.37
Number of accumulation units outstanding at end of period	330,487	336,698	344,101	1,122,350	979,777	759,324	837,575	548,434	594,344	864,613
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$28.94	$27.18	$27.24	$25.22	$19.25	$16.99	$17.20	$13.30	$9.47	$15.30
Value at end of period	$35.93	$28.94	$27.18	$27.24	$25.22	$19.25	$16.99	$17.20	$13.30	$9.47
Number of accumulation units outstanding at end of period	152,209	32,020	29,958	312,500	337,918	252,066	149,790	69,771	50,647	75,661

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$12.59									
Value at end of period	$13.67									
Number of accumulation units outstanding at end of period	2,588									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.30	$16.02	$16.20	$14.16	$10.91	$9.95	$10.48	$9.09	$7.36	$11.32
Value at end of period	$20.91	$17.30	$16.02	$16.20	$14.16	$10.91	$9.95	$10.48	$9.09	$7.36
Number of accumulation units outstanding at end of period	39,848	41,270	50,158	52,640	52,523	49,838	44,307	46,557	28,032	27,694
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$27.49	$25.99	$24.34	$21.68	$16.55	$14.56	$14.08	$12.58	$10.71	
Value at end of period	$35.82	$27.49	$25.99	$24.34	$21.68	$16.55	$14.56	$14.08	$12.58	
Number of accumulation units outstanding at end of period	17,449	16,832	9,757	27,967	12,182	8,934	2,752	3,093	2,646	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.39	$15.80	$15.59	$13.91	$10.61	$9.25	$9.09	$8.16	$6.65	$9.13
Value at end of period	$21.16	$17.39	$15.80	$15.59	$13.91	$10.61	$9.25	$9.09	$8.16	$6.65
Number of accumulation units outstanding at end of period	21,813	20,813	12,406	86,384	59,841	60,057	37,050	21,744	32,908	5,301
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.88	$20.87	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	$10.06	
Value at end of period	$26.83	$23.88	$20.87	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	
Number of accumulation units outstanding at end of period	3,699	3,246	1,547	2,057	1,407	2,270	2,364	3,041	1,212	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$27.55	$25.99	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	$11.42	
Value at end of period	$34.01	$27.55	$25.99	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	
Number of accumulation units outstanding at end of period	1,761	1,553	1,116	2,930	4,801	4,838	3,857	4,865	5,307	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.77	$16.68	$17.29	$15.46	$11.60	$9.99	$10.26	$8.25	$5.93	$9.30
Value at end of period	$21.98	$18.77	$16.68	$17.29	$15.46	$11.60	$9.99	$10.26	$8.25	$5.93
Number of accumulation units outstanding at end of period	31,059	34,039	32,464	57,538	20,155	13,728	14,155	17,921	6,650	2,501
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.72	$16.40	$17.31	$16.62	$12.07	$10.48	$10.99	$8.76	$6.97	$10.28
Value at end of period	$22.36	$19.72	$16.40	$17.31	$16.62	$12.07	$10.48	$10.99	$8.76	$6.97
Number of accumulation units outstanding at end of period	8,810	11,813	11,020	31,750	18,079	11,038	9,278	5,896	3,164	3,258
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$42.37	$34.29	$34.83	$32.93	$24.09	$21.19	$21.90	$17.74	$14.01	$20.47
Value at end of period	$46.80	$42.37	$34.29	$34.83	$32.93	$24.09	$21.19	$21.90	$17.74	$14.01
Number of accumulation units outstanding at end of period	30,206	32,400	34,848	99,038	104,612	112,565	174,448	187,959	192,450	256,520
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$20.32	$18.05	$18.36	$17.51	$12.69	$11.10	$11.09	$8.44	$6.49	$9.98
Value at end of period	$23.94	$20.32	$18.05	$18.36	$17.51	$12.69	$11.10	$11.09	$8.44	$6.49
Number of accumulation units outstanding at end of period	16,063	17,089	15,109	45,936	49,736	26,721	16,464	19,422	17,400	26,986
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$15.27	$15.40	$14.70	$12.73	$11.31	$11.75	$10.41	$8.34	$12.70
Value at end of period	$18.37	$16.05	$15.27	$15.40	$14.70	$12.73	$11.31	$11.75	$10.41	$8.34
Number of accumulation units outstanding at end of period	813,345	702,130	632,105	727,633	670,242	588,845	475,412	475,988	334,408	226,390
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.80	$15.93	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15
Value at end of period	$19.92	$16.80	$15.93	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22
Number of accumulation units outstanding at end of period	856,946	793,818	732,711	694,048	615,481	512,748	417,112	303,106	191,834	67,801

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.56	$8.10	$10.44	$11.92	$11.23	$12.87	$15.76	$16.60	$16.32	$17.23
Value at end of period	$8.10	$10.44	$11.92	$11.23	$12.87	$15.76	$16.60	$16.32	$17.23	$20.74
Number of accumulation units outstanding at end of period	53,974	64,778	102,886	150,928	187,290	233,049	263,845	278,880	313,941	387,109
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period			$10.15	$11.56	$10.89	$12.48	$15.30	$16.14	$15.88	$16.77
Value at end of period			$11.56	$10.89	$12.48	$15.30	$16.14	$15.88	$16.77	$20.26
Number of accumulation units outstanding at end of period			49	2,633	8,885	21,152	31,556	46,018	56,397	70,927
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period		$6.22	$8.56	$9.58	$9.27	$10.46	$12.01	$12.68	$12.52	$13.22
Value at end of period		$8.56	$9.58	$9.27	$10.46	$12.01	$12.68	$12.52	$13.22	$15.05
Number of accumulation units outstanding at end of period		7,711	11,925	15,838	18,468	21,732	24,620	32,164	34,308	40,570
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.51	$9.52	$11.07	$12.04	$11.99	$13.07	$13.88	$14.56	$14.47	$15.00
Value at end of period	$9.52	$11.07	$12.04	$11.99	$13.07	$13.88	$14.56	$14.47	$15.00	$16.28
Number of accumulation units outstanding at end of period	7,502	17,153	28,965	45,297	48,823	47,138	34,794	307,046	266,694	278,912
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period		$7.28	$9.15	$10.10	$9.95	$11.06	$12.03	$12.60	$12.46	$13.09
Value at end of period		$9.15	$10.10	$9.95	$11.06	$12.03	$12.60	$12.46	$13.09	$14.33
Number of accumulation units outstanding at end of period		4,544	7,405	9,693	12,197	13,668	15,842	12,825	15,181	16,340
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.39	$10.92	$12.77	$14.08	$14.23	$15.86	$17.64	$18.67	$18.49	$19.40
Value at end of period	$10.92	$12.77	$14.08	$14.23	$15.86	$17.64	$18.67	$18.49	$19.40	$21.29
Number of accumulation units outstanding at end of period	62,489	103,068	88,434	76,761	91,311	101,575	65,140	34,376	24,246	26,407
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.54	$8.59	$10.68	$11.98	$11.54	$13.18	$16.01	$16.93	$16.61	$17.62
Value at end of period	$8.59	$10.68	$11.98	$11.54	$13.18	$16.01	$16.93	$16.61	$17.62	$20.62
Number of accumulation units outstanding at end of period	107,713	127,113	157,737	181,460	180,568	201,993	212,753	175,437	174,596	181,597
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.77	$9.50	$11.49	$12.77	$12.60	$14.21	$16.45	$17.41	$17.19	$18.19
Value at end of period	$9.50	$11.49	$12.77	$12.60	$14.21	$16.45	$17.41	$17.19	$18.19	$20.67
Number of accumulation units outstanding at end of period	108,882	163,277	200,997	215,823	206,344	188,844	191,358	158,901	169,453	174,783
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.75	$10.22	$10.74	$11.31	$12.04	$12.41	$12.00	$12.59	$12.53	$12.72
Value at end of period	$10.22	$10.74	$11.31	$12.04	$12.41	$12.00	$12.59	$12.53	$12.72	$13.03
Number of accumulation units outstanding at end of period	17	14,755	7,470	29,210	27,027	21,315	32,445	8,564	10,261	9,924
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.68	$8.54	$10.69	$12.18	$12.30	$14.14	$18.53	$20.85	$20.93	$23.19
Value at end of period	$8.54	$10.69	$12.18	$12.30	$14.14	$18.53	$20.85	$20.93	$23.19	$27.96
Number of accumulation units outstanding at end of period	1,573	1,798	2,525	2,966	5,777	4,641	6,946	10,752	18,528	38,516
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.53	$11.32	$15.24	$18.46	$17.74	$20.49	$26.71	$29.82	$29.08	$35.81
Value at end of period	$11.32	$15.24	$18.46	$17.74	$20.49	$26.71	$29.82	$29.08	$35.81	$39.49
Number of accumulation units outstanding at end of period	32,019	27,781	22,573	30,202	28,440	31,967	30,469	5,063	6,070	9,409
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.82	$10.97	$14.73	$18.49	$18.76	$22.28	$30.70	$31.80	$29.97	$31.33
Value at end of period	$10.97	$14.73	$18.49	$18.76	$22.28	$30.70	$31.80	$29.97	$31.33	$39.87
Number of accumulation units outstanding at end of period	170,721	183,225	185,378	183,781	182,300	198,159	189,025	83,673	89,642	87,049

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.71	$8.91	$10.29	$9.68	$12.12	$12.50	$14.16	$13.85	$13.87
Value at end of period	$6.71	$8.91	$10.29	$9.68	$12.12	$12.50	$14.16	$13.85	$13.87	$15.25
Number of accumulation units outstanding at end of period	233,095	193,885	131,857	151,285	142,823	150,514	140,266	26,355	22,049	24,781
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.07	$6.15	$8.29	$10.53	$11.45	$13.13	$13.30	$17.14	$17.51	$18.12
Value at end of period	$6.15	$8.29	$10.53	$11.45	$13.13	$13.30	$17.14	$17.51	$18.12	$18.92
Number of accumulation units outstanding at end of period	94,090	106,008	138,998	179,483	228,126	307,333	318,423	95,773	94,382	84,404
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.66	$13.07	$17.07	$18.99	$17.96	$20.01	$26.77	$29.97	$30.63	$32.96
Value at end of period	$13.07	$17.07	$18.99	$17.96	$20.01	$26.77	$29.97	$30.63	$32.96	$39.77
Number of accumulation units outstanding at end of period	30,407	24,340	33,519	35,214	39,104	36,629	38,379	9,077	9,292	9,992
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.32	$6.75	$8.36	$10.39	$10.04	$11.38	$15.81	$16.37	$15.77	$19.36
Value at end of period	$6.75	$8.36	$10.39	$10.04	$11.38	$15.81	$16.37	$15.77	$19.36	$21.31
Number of accumulation units outstanding at end of period	8,908	16,986	24,922	31,397	45,119	48,550	51,640	52,369	54,126	65,110
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.24	$8.98	$11.45	$13.09	$12.72	$14.98	$20.07	$21.74	$20.28	$23.72
Value at end of period	$8.98	$11.45	$13.09	$12.72	$14.98	$20.07	$21.74	$20.28	$23.72	$27.70
Number of accumulation units outstanding at end of period	391,247	316,125	197,947	173,061	137,973	129,558	118,192	18,615	17,910	19,486
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.66	$9.38	$11.72	$13.07	$12.83	$14.00	$17.81	$19.26	$18.72	$21.42
Value at end of period	$9.38	$11.72	$13.07	$12.83	$14.00	$17.81	$19.26	$18.72	$21.42	$23.58
Number of accumulation units outstanding at end of period	855,619	546,167	467,086	411,802	319,311	315,283	344,939	12,785	12,753	114,563
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.99	$8.74	$10.75	$12.00	$11.65	$13.25	$17.61	$19.24	$18.54	$22.07
Value at end of period	$8.74	$10.75	$12.00	$11.65	$13.25	$17.61	$19.24	$18.54	$22.07	$24.95
Number of accumulation units outstanding at end of period	69,651	64,296	82,935	90,259	92,052	104,366	109,397	81,696	78,853	88,850
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.92	$12.05	$20.52	$24.50	$19.87	$23.50	$21.98	$22.02	$18.40	$20.63
Value at end of period	$12.05	$20.52	$24.50	$19.87	$23.50	$21.98	$22.02	$18.40	$20.63	$29.28
Number of accumulation units outstanding at end of period	31,688	7,844	10,438	12,573	16,380	19,512	17,346	10,979	11,373	15,820
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.98	$11.95	$14.90	$18.19	$18.38	$21.89	$28.58	$32.62	$31.39	$35.74
Value at end of period	$11.95	$14.90	$18.19	$18.38	$21.89	$28.58	$32.62	$31.39	$35.74	$40.34
Number of accumulation units outstanding at end of period	108,133	101,952	73,277	78,124	81,306	117,879	141,013	36,510	38,690	55,203
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.80	$8.90	$11.25	$14.15	$13.85	$16.32	$22.51	$24.21	$23.14	$27.93
Value at end of period	$8.90	$11.25	$14.15	$13.85	$16.32	$22.51	$24.21	$23.14	$27.93	$32.03
Number of accumulation units outstanding at end of period	8,400	1,062	6,007	14,260	19,736	39,276	47,751	7,643	9,049	21,880
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.95	$8.59	$12.27	$14.13	$12.88	$15.09	$19.04	$19.34	$20.61	$20.50
Value at end of period	$8.59	$12.27	$14.13	$12.88	$15.09	$19.04	$19.34	$20.61	$20.50	$27.77
Number of accumulation units outstanding at end of period	1,740,358	1,132,254	998,274	902,391	619,713	585,573	558,744	18,770	15,925	128,152
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.18	$7.83	$12.99	$15.34	$15.12	$17.44	$19.44	$19.37	$18.33	$20.80
Value at end of period	$7.83	$12.99	$15.34	$15.12	$17.44	$19.44	$19.37	$18.33	$20.80	$22.16
Number of accumulation units outstanding at end of period	16,238	19,798	29,807	34,580	29,121	76,533	86,703	16,535	17,896	15,401
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.93	$9.30	$12.31	$13.93	$14.22	$16.16	$19.60	$21.82	$22.79	$24.44
Value at end of period	$9.30	$12.31	$13.93	$14.22	$16.16	$19.60	$21.82	$22.79	$24.44	$27.92
Number of accumulation units outstanding at end of period	1,635,362	2,125,620	2,599,970	2,868,974	3,081,701	3,359,523	3,485,937	875,985	929,588	1,012,831

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$25.71	$24.11	$23.30	$21.45	$15.99	$13.87	$14.52	$11.38	$7.66	$13.88
Value at end of period	$31.84	$25.71	$24.11	$23.30	$21.45	$15.99	$13.87	$14.52	$11.38	$7.66
Number of accumulation units outstanding at end of period	85,224	97	97	172,892	186,037	204,309	274,802	291,041	304,509	632,228

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$28.60	$24.26	$26.25	$24.61	$19.11	$16.43	$16.70	$14.64	$11.80	$18.49
Value at end of period	$32.99	$28.60	$24.26	$26.25	$24.61	$19.11	$16.43	$16.70	$14.64	$11.80
Number of accumulation units outstanding at end of period	90,402	82,835	77,166	75,982	69,534	67,391	50,329	40,795	31,298	39,616

VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$29.90	$29.68	$26.98	$25.01	$18.10	$15.34	$15.62	$13.46	$9.49	$16.54
Value at end of period	$39.65	$29.90	$29.68	$26.98	$25.01	$18.10	$15.34	$15.62	$13.46	$9.49
Number of accumulation units outstanding at end of period	92,110	87,365	86,420	149,940	137,272	141,707	158,893	174,503	174,569	347,979

VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$16.13	$15.95	$16.22	$16.53	$14.56	$12.35	$14.20	$12.57	$9.21	$18.37
Value at end of period	$20.47	$16.13	$15.95	$16.22	$16.53	$14.56	$12.35	$14.20	$12.57	$9.21
Number of accumulation units outstanding at end of period	35,643	36,194	32,982	40,557	36,779	38,650	30,539	25,851	22,212	19,952

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$9.89	$9.78	$10.20	$11.00	$9.21	$7.81	$8.94	$8.27	$6.31	$10.20
Value at end of period	$12.01	$9.89	$9.78	$10.20	$11.00	$9.21	$7.81	$8.94	$8.27	$6.31
Number of accumulation units outstanding at end of period	71,071	55,311	51,485	139,345	174,879	164,836	105,300	122,763	108,190	187,579

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$13.55	$12.31	$13.42	$13.90	$10.72	$8.87	$9.48	$8.87	$6.75	$11.28
Value at end of period	$15.90	$13.55	$12.31	$13.42	$13.90	$10.72	$8.87	$9.48	$8.87	$6.75
Number of accumulation units outstanding at end of period	2,409	2,362	3,504	14,642	12,687	8,911	8,697	9,110	17,591	23,634

WANGER INTERNATIONAL

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$11.99	$12.25	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68	$10.51
Value at end of period	$15.81	$11.99	$12.25	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68
Number of accumulation units outstanding at end of period	114,319	114,525	112,120	331,389	322,504	304,558	301,787	272,508	187,427	141,152

WANGER SELECT

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$24.94	$22.17	$22.28	$21.76	$16.29	$13.86	$16.96	$13.50	$8.19	$16.19
Value at end of period	$31.36	$24.94	$22.17	$22.28	$21.76	$16.29	$13.86	$16.96	$13.50	$8.19
Number of accumulation units outstanding at end of period	56,453	51,643	53,492	240,018	283,027	314,224	347,803	335,315	229,138	234,335

WANGER USA

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$26.05	$23.09	$23.40	$22.50	$16.95	$14.23	$14.86	$12.13	$8.60	$14.36
Value at end of period	$30.92	$26.05	$23.09	$23.40	$22.50	$16.95	$14.23	$14.86	$12.13	$8.60
Number of accumulation units outstanding at end of period	16,024	15,208	18,159	102,577	107,493	107,173	126,160	102,862	49,093	73,554

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$46.06	$36.01	$38.01	$35.67	$26.03	$23.12	$23.80	$19.56	$15.18	$22.41
Value at end of period	$50.77	$46.06	$36.01	$38.01	$35.67	$26.03	$23.12	$23.80	$19.56	$15.18
Number of accumulation units outstanding at end of period	3,576	4,105	4,277	81,075	88,185	110,343	127,424	151,883	174,732	204,611

Condensed Financial Information (continued)

TABLE 18

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.62	$21.37	$21.02	$20.22	$15.13	$13.28	$14.12	$12.99	$9.96	
Value at end of period	$27.34	$21.62	$21.37	$21.02	$20.22	$15.13	$13.28	$14.12	$12.99	
Number of accumulation units outstanding at end of period	5,950	4,344	2,831	3,822	4,841	1,884	1,424	2,218	1,813	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.31	$16.21	$16.41	$14.51	$11.91	$10.79	$11.08	$9.64	$7.87	
Value at end of period	$22.15	$17.31	$16.21	$16.41	$14.51	$11.91	$10.79	$11.08	$9.64	
Number of accumulation units outstanding at end of period	29,270	32,631	32,279	37,788	36,117	47,315	29,214	45,564	28,841	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.70	$16.32	$16.94	$15.64	$12.16	$11.18	$11.05	$9.93	$8.38	
Value at end of period	$21.37	$17.70	$16.32	$16.94	$15.64	$12.16	$11.18	$11.05	$9.93	
Number of accumulation units outstanding at end of period	80,916	93,983	94,554	98,724	94,583	95,087	74,525	86,108	54,964	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.33	$11.87	$12.23	$12.00	$13.32	$12.58	$11.22	$10.73	$10.08	
Value at end of period	$12.61	$12.33	$11.87	$12.23	$12.00	$13.32	$12.58	$11.22	$10.73	
Number of accumulation units outstanding at end of period	29,245	33,664	24,488	26,948	30,445	53,611	88,785	53,698	46,604	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.88	$9.32	$9.83							
Value at end of period	$11.19	$9.88	$9.32							
Number of accumulation units outstanding at end of period	22,594	2,377	74							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12	$10.14
Value at end of period	$20.39	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12
Number of accumulation units outstanding at end of period	133,260	123,209	133,236	130,124	128,546	119,035	125,236	165,091	96,818	64,420
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.71	$14.02	$13.77	$13.63	$10.62	$8.77	$10.32	$8.33	$5.59	
Value at end of period	$18.51	$14.71	$14.02	$13.77	$13.63	$10.62	$8.77	$10.32	$8.33	
Number of accumulation units outstanding at end of period	36,259	32,568	38,168	24,985	30,506	28,647	25,975	29,366	7,510	
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.11	$11.88	$11.95	$11.41	$11.73	$11.17	$10.58	$9.94	$8.72	$9.90
Value at end of period	$12.40	$12.11	$11.88	$11.95	$11.41	$11.73	$11.17	$10.58	$9.94	$8.72
Number of accumulation units outstanding at end of period	27,356	26,655	28,244	22,689	22,551	21,236	36,203	55,690	50,694	13,169
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$24.41	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.88
Value at end of period	$30.53	$24.41	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99
Number of accumulation units outstanding at end of period	496,227	542,277	600,890	678,361	749,244	908,676	1,192,581	1,533,103	1,708,652	1,711,636

CFI 130

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.43	$8.91	$10.52	$11.82	$12.55	$14.00	$18.31	$20.19	$19.99	$22.47
Value at end of period	$8.91	$10.52	$11.82	$12.55	$14.00	$18.31	$20.19	$19.99	$22.47	$26.78
Number of accumulation units outstanding at end of period	841,888	782,031	647,140	582,125	488,082	407,184	378,784	305,473	277,967	263,214
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2010)										
Value at beginning of period			$10.05	$11.75	$10.89	$12.58	$18.03	$19.63	$17.45	$21.48
Value at end of period			$11.75	$10.89	$12.58	$18.03	$19.63	$17.45	$21.48	$23.77
Number of accumulation units outstanding at end of period			12,839	10,537	30,813	53,806	63,761	53,157	49,094	59,341
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period			$14.35	$17.16	$15.09	$18.02	$25.86	$28.46	$27.08	$31.04
Value at end of period			$17.16	$15.09	$18.02	$25.86	$28.46	$27.08	$31.04	$35.69
Number of accumulation units outstanding at end of period			4,218	3,313	4,864	11,730	12,132	9,215	9,440	9,604
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$10.43	$5.77	$8.01	$8.41	$7.74	$9.63	$11.96	$11.74	$11.20	$10.04
Value at end of period	$5.77	$8.01	$8.41	$7.74	$9.63	$11.96	$11.74	$11.20	$10.04	$13.05
Number of accumulation units outstanding at end of period	326	13,361	13,638	12,104	19,155	25,325	18,277	23,030	17,950	23,642
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during June 2015)										
Value at beginning of period								$10.03	$9.16	$10.48
Value at end of period								$9.16	$10.48	$12.15
Number of accumulation units outstanding at end of period								1,946	40,637	36,981
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$10.48	$10.09	$9.40
Value at end of period								$10.09	$9.40	$11.64
Number of accumulation units outstanding at end of period								52,948	33,208	60,644
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.09	$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49	$27.29
Value at end of period		$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49	$27.29	$29.38
Number of accumulation units outstanding at end of period		567	4,782	10,240	11,060	11,348	12,563	15,162	9,718	9,851
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.20	$9.67	$12.02	$13.37	$13.87	$15.20	$17.80	$19.35	$18.78	$20.09
Value at end of period	$9.67	$12.02	$13.37	$13.87	$15.20	$17.80	$19.35	$18.78	$20.09	$22.32
Number of accumulation units outstanding at end of period	100,176	99,478	94,091	74,785	79,710	72,959	70,663	66,347	64,968	69,352
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period				$9.84	$9.48	$10.89	$11.13	$14.38	$14.98	$15.69
Value at end of period				$9.48	$10.89	$11.13	$14.38	$14.98	$15.69	$16.67
Number of accumulation units outstanding at end of period				7,373	27,518	5,255	9,076	6,664	39,044	33,407
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.83	$6.19	$7.82	$9.02	$8.49	$9.69	$12.57	$13.94	$13.52	$15.39
Value at end of period	$6.19	$7.82	$9.02	$8.49	$9.69	$12.57	$13.94	$13.52	$15.39	$17.81
Number of accumulation units outstanding at end of period	8,256	15,905	22,093	18,840	27,630	39,295	47,527	39,148	24,581	32,327
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$8.95	$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00	$16.96
Value at end of period	$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00	$16.96	$19.07
Number of accumulation units outstanding at end of period	1,033	14,223	16,671	7,795	12,009	17,116	41,402	28,981	19,124	17,577

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$15.22	$11.71	$12.62	$12.07	$10.96					
Value at end of period	$16.87	$15.22	$11.71	$12.62	$12.07					
Number of accumulation units outstanding at end of period	4,984	4,717	2,704	2,816	1,763					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$38.02	$35.48	$35.53	$31.99	$24.57	$21.27	$22.00	$18.92	$14.05	$24.64
Value at end of period	$45.97	$38.02	$35.48	$35.53	$31.99	$24.57	$21.27	$22.00	$18.92	$14.05
Number of accumulation units outstanding at end of period	762,311	843,331	914,204	970,598	1,049,633	1,203,781	1,219,477	1,443,747	1,606,596	1,739,497
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.82	$22.05	$23.15	$21.46	$16.88	$14.51	$14.48	$12.68	$9.82	$17.25
Value at end of period	$28.92	$25.82	$22.05	$23.15	$21.46	$16.88	$14.51	$14.48	$12.68	$9.82
Number of accumulation units outstanding at end of period	263,878	304,295	327,762	379,555	412,179	480,390	547,761	702,973	804,865	864,139
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.36	$25.36	$23.85	$21.60	$15.97	$14.04	$14.12	$11.46	$9.01	$17.19
Value at end of period	$34.00	$25.36	$25.36	$23.85	$21.60	$15.97	$14.04	$14.12	$11.46	$9.01
Number of accumulation units outstanding at end of period	235,921	246,802	278,693	314,773	351,913	418,633	422,829	500,714	579,019	645,219
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.85	$17.89	$17.41	$19.09	$14.75	$12.32	$14.99	$13.36	$10.64	$19.09
Value at end of period	$21.78	$16.85	$17.89	$17.41	$19.09	$14.75	$12.32	$14.99	$13.36	$10.64
Number of accumulation units outstanding at end of period	42,815	44,031	48,459	57,911	66,690	72,554	75,803	104,982	116,843	139,620
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$35.20	$27.25	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12
Value at end of period	$38.64	$35.20	$27.25	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04
Number of accumulation units outstanding at end of period	18,392	23,229	27,862	35,016	35,238	32,811	29,653	38,028	36,126	34,403
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.59	$17.63	$18.58	$17.92	$13.98	$12.77	$13.73	$12.30	$10.06	
Value at end of period	$22.36	$19.59	$17.63	$18.58	$17.92	$13.98	$12.77	$13.73	$12.30	
Number of accumulation units outstanding at end of period	4,360	2,762	2,745	2,548	2,371	2,164	2,183	1,805	4,355	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$56.98	$56.16	$53.91	$50.12	$36.05	$37.18				
Value at end of period	$71.98	$56.98	$56.16	$53.91	$50.12	$36.05				
Number of accumulation units outstanding at end of period	9,538	11,377	11,137	12,560	14,859	17,634				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.69	$15.26	$16.33	$15.22	$11.87	$10.51	$10.60	$9.75	$7.66	$11.05
Value at end of period	$18.74	$16.69	$15.26	$16.33	$15.22	$11.87	$10.51	$10.60	$9.75	$7.66
Number of accumulation units outstanding at end of period	65,882	74,776	78,115	91,632	90,201	101,411	110,566	132,309	174,904	193,667
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$10.54	$10.44	$11.70							
Value at end of period	$13.88	$10.54	$10.44							
Number of accumulation units outstanding at end of period	44,524	40,987	13,438							
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$36.27	$34.95	$35.02	$32.53	$27.29	$24.21	$24.01	$22.33	$17.88	$21.42
Value at end of period	$42.62	$36.27	$34.95	$35.02	$32.53	$27.29	$24.21	$24.01	$22.33	$17.88
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	30	26
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$39.77	$35.68	$34.57	$30.97	$23.58	$20.27	$20.72	$16.60	$11.55	$20.70
Value at end of period	$50.27	$39.77	$35.68	$34.57	$30.97	$23.58	$20.27	$20.72	$16.60	$11.55
Number of accumulation units outstanding at end of period	0	0	0	120	120	120	0	262	262	262

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$24.04	$23.65	$23.79	$22.85	$23.07	$21.46	$20.27	$18.92	$16.85	$16.02
Value at end of period	$24.71	$24.04	$23.65	$23.79	$22.85	$23.07	$21.46	$20.27	$18.92	$16.85
Number of accumulation units outstanding at end of period	13	13	13	13	13	13	20	20	32	40
JANUS HENDERSON GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.69	$18.45	$19.04	$17.86	$14.02	$11.77	$13.75	$11.97	$8.76	$15.96
Value at end of period	$23.55	$18.69	$18.45	$19.04	$17.86	$14.02	$11.77	$13.75	$11.97	$8.76
Number of accumulation units outstanding at end of period	0	0	21	32	32	41	41	326	985	1,362
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$22.95	$23.01	$22.02	$19.65	$15.19	$12.92	$13.75	$12.10	$8.95	$14.96
Value at end of period	$29.11	$22.95	$23.01	$22.02	$19.65	$15.19	$12.92	$13.75	$12.10	$8.95
Number of accumulation units outstanding at end of period	0	0	14	63	63	69	56	56	56	38
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES) (Funds were first received in this option during July 2016)										
Value at beginning of period	$9.68	$9.98								
Value at end of period	$11.76	$9.68								
Number of accumulation units outstanding at end of period	2,063	1,899								
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$21.30	$17.02	$17.79	$17.07	$12.69	$11.02	$11.32	$9.14	$7.17	$7.08
Value at end of period	$23.19	$21.30	$17.02	$17.79	$17.07	$12.69	$11.02	$11.32	$9.14	$7.17
Number of accumulation units outstanding at end of period	17,855	15,721	14,077	16,738	18,709	15,927	12,254	10,571	4,763	0
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$24.40	$21.13	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22
Value at end of period	$25.86	$24.40	$21.13	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15
Number of accumulation units outstanding at end of period	42,108	44,526	50,136	55,266	60,442	71,649	76,154	85,236	106,700	120,525
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4) (Funds were first received in this option during August 2016)										
Value at beginning of period	$10.11	$10.11								
Value at end of period	$10.28	$10.11								
Number of accumulation units outstanding at end of period	35,577	5,644								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS) (Funds were first received in this option during June 2013)										
Value at beginning of period	$10.29	$10.14	$10.22	$9.74	$9.77					
Value at end of period	$10.53	$10.29	$10.14	$10.22	$9.74					
Number of accumulation units outstanding at end of period	69,272	62,363	28,856	24,866	14,298					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$18.52	$16.99	$17.22	$15.74	$11.50	$10.46	$10.88	$8.95	$6.92	$11.42
Value at end of period	$21.75	$18.52	$16.99	$17.22	$15.74	$11.50	$10.46	$10.88	$8.95	$6.92
Number of accumulation units outstanding at end of period	8,615	8,006	9,537	9,096	8,430	8,351	7,388	13,748	6,612	4,075
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$71.01	$66.97	$78.55	$83.18	$77.39	$64.55	$79.45	$63.07	$34.98	$67.85
Value at end of period	$94.95	$71.01	$66.97	$78.55	$83.18	$77.39	$64.55	$79.45	$63.07	$34.98
Number of accumulation units outstanding at end of period	46,655	48,579	48,321	47,816	50,628	57,155	33,006	36,457	45,493	48,561
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$35.34	$35.60	$34.52	$34.02	$26.94	$22.39	$24.61	$21.39	$15.43	$26.00
Value at end of period	$47.92	$35.34	$35.60	$34.52	$34.02	$26.94	$22.39	$24.61	$21.39	$15.43
Number of accumulation units outstanding at end of period	90	92	92	100	100	100	111	111	206	635

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$26.05	$22.25	$23.83	$21.46	$15.34	$13.11	$13.51	$11.04	$8.11	$13.15
Value at end of period	$29.50	$26.05	$22.25	$23.83	$21.46	$15.34	$13.11	$13.51	$11.04	$8.11
Number of accumulation units outstanding at end of period	8,574	12,789	14,238	13,707	19,025	12,197	8,064	8,601	10,671	12,637
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.99	$16.18	$16.40	$15.30	$13.26	$12.01	$12.33	$11.11	$9.23	$13.43
Value at end of period	$19.07	$16.99	$16.18	$16.40	$15.30	$13.26	$12.01	$12.33	$11.11	$9.23
Number of accumulation units outstanding at end of period	11,676	12,774	16,002	15,913	15,865	23,313	22,568	31,747	41,352	40,565
PIMCO COMMODITY REALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$6.16	$5.16								
Value at end of period	$6.26	$6.16								
Number of accumulation units outstanding at end of period	0	1								
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.47	$14.82	$15.36	$15.01	$16.67	$15.45	$13.95	$13.01	$11.08	$12.01
Value at end of period	$15.90	$15.47	$14.82	$15.36	$15.01	$16.67	$15.45	$13.95	$13.01	$11.08
Number of accumulation units outstanding at end of period	77,859	87,270	87,701	105,068	121,864	303,365	195,983	152,794	137,908	134,509
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$19.51	$17.22	$18.07	$18.20	$16.37	$14.22	$14.58	$12.45	$7.82	$12.20
Value at end of period	$20.76	$19.51	$17.22	$18.07	$18.20	$16.37	$14.22	$14.58	$12.45	$7.82
Number of accumulation units outstanding at end of period	14,115	14,964	16,594	15,694	14,377	18,755	18,007	19,868	23,447	14,914
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.98	$9.94	$9.96							
Value at end of period	$10.21	$9.98	$9.94							
Number of accumulation units outstanding at end of period	6,715	6,657	2,496							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$32.75	$31.08	$32.72	$32.47	$32.02	$27.87	$28.78	$25.74	$21.83	$20.71
Value at end of period	$33.25	$32.75	$31.08	$32.72	$32.47	$32.02	$27.87	$28.78	$25.74	$21.83
Number of accumulation units outstanding at end of period	123,971	130,961	140,465	160,902	165,845	170,474	144,177	156,624	103,251	78,307
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$10.38	$10.71								
Value at end of period	$12.79	$10.38								
Number of accumulation units outstanding at end of period	3,438	85								
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.53	$2.44	$3.35	$3.68	$7.64	$8.76	$9.70			
Value at end of period	$3.84	$3.53	$2.44	$3.35	$3.68	$7.64	$8.76			
Number of accumulation units outstanding at end of period	15,550	14,480	28,663	20,082	13,572	11,777	9,059			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.63	$20.22	$20.77	$19.71	$17.02	$15.10	$15.42	$13.63	$11.52	$16.15
Value at end of period	$24.61	$21.63	$20.22	$20.77	$19.71	$17.02	$15.10	$15.42	$13.63	$11.52
Number of accumulation units outstanding at end of period	342,348	468,472	504,045	540,326	611,554	676,425	798,510	1,048,247	1,199,186	1,235,407
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.69	$9.64	$10.07							
Value at end of period	$12.66	$10.69	$9.64							
Number of accumulation units outstanding at end of period	27,469	32,453	10,735							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.32	$13.58	$14.31	$14.36	$15.08	$14.09	$13.70	$11.92	$9.88	$11.79
Value at end of period	$15.58	$14.32	$13.58	$14.31	$14.36	$15.08	$14.09	$13.70	$11.92	$9.88
Number of accumulation units outstanding at end of period	161,791	170,360	203,062	219,755	240,767	309,158	341,046	417,025	433,939	446,158
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.86	$9.37	$10.02							
Value at end of period	$12.10	$9.86	$9.37							
Number of accumulation units outstanding at end of period	280,695	306,847	337,706							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.34	$9.75	$10.17	$10.30						
Value at end of period	$11.79	$10.34	$9.75	$10.17						
Number of accumulation units outstanding at end of period	7,866	8,291	6,871	1,222						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.77	$12.85	$12.95	$13.05	$13.15	$13.26	$13.36	$13.43	$13.50	$13.25
Value at end of period	$12.74	$12.77	$12.85	$12.95	$13.05	$13.15	$13.26	$13.36	$13.43	$13.50
Number of accumulation units outstanding at end of period	761,941	766,726	563,610	638,704	677,218	822,784	1,051,569	1,061,434	1,299,450	1,831,765
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.69	$17.16	$17.55	$15.98	$12.33	$10.73	$10.85	$9.58	$7.42	$11.99
Value at end of period	$22.31	$18.69	$17.16	$17.55	$15.98	$12.33	$10.73	$10.85	$9.58	$7.42
Number of accumulation units outstanding at end of period	1,421,074	1,621,987	1,819,374	1,990,886	2,217,734	2,306,131	2,497,907	2,830,961	2,776,010	3,193,695
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.38	$17.93	$18.44	$18.38	$17.54	$15.51	$14.97	$13.21	$8.91	$11.60
Value at end of period	$21.48	$20.38	$17.93	$18.44	$18.38	$17.54	$15.51	$14.97	$13.21	$8.91
Number of accumulation units outstanding at end of period	37,833	32,910	36,060	37,301	58,340	123,565	49,707	18,855	22,295	9,271
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.97	$22.82	$22.81	$20.20	$15.32	$13.49	$13.61	$12.04	$9.85	$15.81
Value at end of period	$30.87	$24.97	$22.82	$22.81	$20.20	$15.32	$13.49	$13.61	$12.04	$9.85
Number of accumulation units outstanding at end of period	392,100	455,224	463,698	494,073	553,654	665,968	736,738	839,034	910,116	1,047,075
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$45.05	$38.44	$39.45	$36.30	$27.19	$23.29	$23.75	$19.64	$15.03	$24.26
Value at end of period	$50.76	$45.05	$38.44	$39.45	$36.30	$27.19	$23.29	$23.75	$19.64	$15.03
Number of accumulation units outstanding at end of period	177,017	196,150	223,264	246,568	277,462	328,867	380,698	479,449	562,847	618,675
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$33.31	$26.37	$27.47	$26.26	$18.55	$16.64	$16.90	$13.86	$11.19	$16.99
Value at end of period	$36.32	$33.31	$26.37	$27.47	$26.26	$18.55	$16.64	$16.90	$13.86	$11.19
Number of accumulation units outstanding at end of period	139,550	150,782	167,203	179,160	216,505	249,325	299,262	427,589	466,993	481,806
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$18.93	$18.52								
Value at end of period	$21.53	$18.93								
Number of accumulation units outstanding at end of period	4,671	417								
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$20.54	$19.21	$19.68	$18.73	$15.48	$14.74				
Value at end of period	$24.12	$20.54	$19.21	$19.68	$18.73	$15.48				
Number of accumulation units outstanding at end of period	66,946	63,276	63,719	4,185	1,298	1,320				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$21.52	$20.08	$20.62	$19.61	$15.93	$13.86	$14.59			
Value at end of period	$25.66	$21.52	$20.08	$20.62	$19.61	$15.93	$13.86			
Number of accumulation units outstanding at end of period	1,699	1,699	497	497	497	497	497			

Condensed Financial Information (continued)

VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)
(Funds were first received in this option during December 2017)

	2017
Value at beginning of period	$20.33
Value at end of period	$20.39
Number of accumulation units outstanding at end of period	9,268

VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during September 2011)

	2017	2016	2015	2014	2013	2012	2011
Value at beginning of period	$15.54	$14.93	$15.22	$14.49	$13.55	$12.59	$12.25
Value at end of period	$16.82	$15.54	$14.93	$15.22	$14.49	$13.55	$12.59
Number of accumulation units outstanding at end of period	53	587	587	59,891	57,079	83,324	51,084

VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$22.13	$21.38	$21.43	$20.25	$20.43	$18.83	$17.65	$16.20	$14.63	$16.12
Value at end of period	$23.06	$22.13	$21.38	$21.43	$20.25	$20.43	$18.83	$17.65	$16.20	$14.63
Number of accumulation units outstanding at end of period	490,057	544,452	539,084	495,053	544,593	653,833	668,572	746,514	848,415	966,352

VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$9.14	$9.13	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	$5.93	$8.57
Value at end of period	$11.32	$9.14	$9.13	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	$5.93
Number of accumulation units outstanding at end of period	67,923	77,134	100,139	105,980	89,160	104,351	89,628	86,820	91,183	21

VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)
(Funds were first received in this option during January 2011)

	2017	2016	2015	2014	2013	2012	2011
Value at beginning of period	$19.32	$18.73	$17.75	$15.75	$12.12	$10.35	$10.32
Value at end of period	$24.87	$19.32	$18.73	$17.75	$15.75	$12.12	$10.35
Number of accumulation units outstanding at end of period	598,844	625,610	682,568	702,153	533,248	522,501	384,592

VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$14.94	$13.23	$13.96	$12.78	$9.84	$8.65	$8.42	$7.11	$6.36	$9.18
Value at end of period	$16.83	$14.94	$13.23	$13.96	$12.78	$9.84	$8.65	$8.42	$7.11	$6.36
Number of accumulation units outstanding at end of period	650,144	710,134	796,483	859,366	832,823	535,365	659,811	661,703	793,105	862,181

VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$28.72	$26.98	$27.06	$25.06	$19.14	$16.90	$17.12	$13.24	$9.44	$15.25
Value at end of period	$35.63	$28.72	$26.98	$27.06	$25.06	$19.14	$16.90	$17.12	$13.24	$9.44
Number of accumulation units outstanding at end of period	197,704	158,799	171,025	169,937	188,798	123,487	97,926	103,333	66,790	60,533

VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)
(Funds were first received in this option during September 2016)

	2017	2016
Value at beginning of period	$10.16	$10.52
Value at end of period	$13.66	$10.16
Number of accumulation units outstanding at end of period	2,537	5

VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$17.21	$15.95	$16.13	$14.10	$10.88	$9.92	$10.45	$9.07	$7.35	$11.31
Value at end of period	$20.79	$17.21	$15.95	$16.13	$14.10	$10.88	$9.92	$10.45	$9.07	$7.35
Number of accumulation units outstanding at end of period	16,843	18,799	25,190	25,288	30,223	31,281	32,216	30,115	26,064	41,664

VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$27.39	$25.91	$24.27	$21.63	$16.52	$14.54	$14.07	$12.57	$10.71
Value at end of period	$35.67	$27.39	$25.91	$24.27	$21.63	$16.52	$14.54	$14.07	$12.57
Number of accumulation units outstanding at end of period	20,413	20,605	18,912	9,774	5,186	4,704	4,440	4,496	5,515

VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$17.32	$15.74	$15.54	$13.87	$10.59	$9.24	$9.08	$8.16	$6.64	$8.70
Value at end of period	$21.06	$17.32	$15.74	$15.54	$13.87	$10.59	$9.24	$9.08	$8.16	$6.64
Number of accumulation units outstanding at end of period	234,038	189,442	185,279	149,769	125,527	116,814	19,665	3,005	3,830	22

VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$23.79	$20.80	$21.79	$19.57	$15.01	$13.05	$13.08	$11.86	$10.06
Value at end of period	$26.72	$23.79	$20.80	$21.79	$19.57	$15.01	$13.05	$13.08	$11.86
Number of accumulation units outstanding at end of period	11,248	16,237	10,152	3,748	2,787	1,966	2,864	3,679	3,410

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$27.45	$25.90	$26.32	$23.88	$17.84	$15.57	$16.05	$12.86	$11.41	
Value at end of period	$33.86	$27.45	$25.90	$26.32	$23.88	$17.84	$15.57	$16.05	$12.86	
Number of accumulation units outstanding at end of period	5,028	7,794	3,708	3,637	3,234	3,047	2,663	1,848	3,108	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.69	$16.61	$17.23	$15.41	$11.58	$9.97	$10.24	$8.25	$5.93	$9.78
Value at end of period	$21.87	$18.69	$16.61	$17.23	$15.41	$11.58	$9.97	$10.24	$8.25	$5.93
Number of accumulation units outstanding at end of period	162,302	164,971	149,069	129,336	121,202	101,912	24,192	22,212	15,185	9,712
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.63	$16.34	$17.26	$16.58	$12.04	$10.46	$10.98	$8.75	$6.97	$9.21
Value at end of period	$22.25	$19.63	$16.34	$17.26	$16.58	$12.04	$10.46	$10.98	$8.75	$6.97
Number of accumulation units outstanding at end of period	73,951	79,497	79,869	70,757	66,279	64,408	14,290	19,783	10,942	8,671
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$44.77	$36.25	$36.83	$34.85	$25.50	$22.45	$23.20	$18.80	$14.86	$21.73
Value at end of period	$49.43	$44.77	$36.25	$36.83	$34.85	$25.50	$22.45	$23.20	$18.80	$14.86
Number of accumulation units outstanding at end of period	149,121	164,878	188,234	202,789	226,560	283,186	356,546	415,574	480,037	528,457
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$20.16	$17.92	$18.23	$17.40	$12.61	$11.04	$11.03	$8.40	$6.46	$9.95
Value at end of period	$23.75	$20.16	$17.92	$18.23	$17.40	$12.61	$11.04	$11.03	$8.40	$6.46
Number of accumulation units outstanding at end of period	78,037	71,233	85,189	79,414	84,916	96,640	100,019	103,263	91,859	84,844
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.96	$15.19	$15.33	$14.63	$12.68	$11.27	$11.72	$10.38	$8.32	$12.68
Value at end of period	$18.25	$15.96	$15.19	$15.33	$14.63	$12.68	$11.27	$11.72	$10.38	$8.32
Number of accumulation units outstanding at end of period	164,079	160,085	82,774	75,506	67,823	78,107	43,268	43,171	50,475	32,066
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.70	$15.85	$16.05	$15.31	$12.82	$11.23	$11.87	$10.45	$8.20	$13.13
Value at end of period	$19.79	$16.70	$15.85	$16.05	$15.31	$12.82	$11.23	$11.87	$10.45	$8.20
Number of accumulation units outstanding at end of period	132,076	123,194	78,495	67,851	60,838	61,983	33,557	38,361	32,178	16,141
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.13	$16.23	$16.52	$15.70	$12.82	$11.19	$11.89	$10.41	$8.08	$13.55
Value at end of period	$20.61	$17.13	$16.23	$16.52	$15.70	$12.82	$11.19	$11.89	$10.41	$8.08
Number of accumulation units outstanding at end of period	68,366	58,734	42,223	36,684	34,032	78,763	48,898	38,277	25,564	4,803
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$16.72	$15.83	$16.10	$15.27	$12.47	$10.88	$11.56	$11.32		
Value at end of period	$20.18	$16.72	$15.83	$16.10	$15.27	$12.47	$10.88	$11.56		
Number of accumulation units outstanding at end of period	27,286	19,043	735	588	567	1,623	1,023	516		
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$13.16	$12.48	$12.63	$11.98	$10.44	$9.25	$9.56	$8.55	$6.93	$7.46
Value at end of period	$14.98	$13.16	$12.48	$12.63	$11.98	$10.44	$9.25	$9.56	$8.55	$6.93
Number of accumulation units outstanding at end of period	9,424	10,057	11,789	16,648	15,945	8,331	8,442	4,701	1,445	11
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.92	$14.39	$14.49	$13.81	$13.02	$11.95	$12.01	$11.04	$9.50	$11.49
Value at end of period	$16.18	$14.92	$14.39	$14.49	$13.81	$13.02	$11.95	$12.01	$11.04	$9.50
Number of accumulation units outstanding at end of period	114,109	124,437	42,525	1,252	1,367	6,060	4,006	3,148	3,327	0
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.04	$12.41	$12.56	$11.99	$11.04	$9.93	$10.08	$9.14	$7.66	$9.34
Value at end of period	$14.27	$13.04	$12.41	$12.56	$11.99	$11.04	$9.93	$10.08	$9.14	$7.66
Number of accumulation units outstanding at end of period	17,529	20,107	18,044	25,219	20,359	18,868	21,633	17,739	12,786	2,251
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.93	$19.01	$19.20	$18.16	$16.32	$14.65	$14.51	$13.17	$11.26	$14.85
Value at end of period	$21.86	$19.93	$19.01	$19.20	$18.16	$16.32	$14.65	$14.51	$13.17	$11.26
Number of accumulation units outstanding at end of period	27,581	29,687	34,145	31,591	33,830	36,513	38,966	43,932	58,550	54,012

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.32	$9.09	$11.29	$12.66	$12.19	$13.91	$16.89	$17.86	$17.50	$18.57
Value at end of period	$9.09	$11.29	$12.66	$12.19	$13.91	$16.89	$17.86	$17.50	$18.57	$21.71
Number of accumulation units outstanding at end of period	110,112	99,918	74,677	71,756	67,514	61,309	64,404	66,936	67,595	58,831
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.45	$9.96	$12.04	$13.38	$13.20	$14.88	$17.21	$18.21	$17.96	$19.00
Value at end of period	$9.96	$12.04	$13.38	$13.20	$14.88	$17.21	$18.21	$17.96	$19.00	$21.58
Number of accumulation units outstanding at end of period	111,013	92,277	85,767	79,288	63,276	63,732	57,592	58,924	57,218	58,573
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.91	$10.22	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48	$12.67
Value at end of period	$10.22	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48	$12.67	$12.97
Number of accumulation units outstanding at end of period	240	11,857	77,140	33,749	38,540	10,323	31,450	17,302	24,039	32,669
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.65	$8.52	$10.66	$12.14	$12.26	$14.08	$18.44	$20.74	$20.80	$23.04
Value at end of period	$8.52	$10.66	$12.14	$12.26	$14.08	$18.44	$20.74	$20.80	$23.04	$27.77
Number of accumulation units outstanding at end of period	7,254	9,503	7,255	2,928	2,928	3,333	3,959	4,245	4,462	4,626
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.48	$11.28	$15.18	$18.38	$17.65	$20.38	$26.55	$29.63	$28.88	$35.55
Value at end of period	$11.28	$15.18	$18.38	$17.65	$20.38	$26.55	$29.63	$28.88	$35.55	$39.18
Number of accumulation units outstanding at end of period	4,843	8,298	4,993	5,884	12,352	16,719	14,023	14,057	34,235	34,099
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.77	$10.94	$14.67	$18.41	$18.67	$22.16	$30.52	$31.60	$29.77	$31.11
Value at end of period	$10.94	$14.67	$18.41	$18.67	$22.16	$30.52	$31.60	$29.77	$31.11	$39.56
Number of accumulation units outstanding at end of period	61,280	71,146	55,315	57,241	51,218	45,977	38,776	35,971	29,428	27,073
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80	$13.81
Value at end of period	$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80	$13.81	$15.18
Number of accumulation units outstanding at end of period	233,966	237,654	221,760	192,413	168,001	160,381	154,764	144,805	115,728	108,486
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.07	$6.14	$8.28	$10.51	$11.41	$13.08	$13.25	$17.07	$17.43	$18.02
Value at end of period	$6.14	$8.28	$10.51	$11.41	$13.08	$13.25	$17.07	$17.43	$18.02	$18.81
Number of accumulation units outstanding at end of period	79,392	74,994	110,138	113,029	118,098	99,461	99,780	93,719	70,687	61,809
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.60	$13.02	$17.00	$18.90	$17.87	$19.90	$26.60	$29.77	$30.41	$32.71
Value at end of period	$13.02	$17.00	$18.90	$17.87	$19.90	$26.60	$29.77	$30.41	$32.71	$39.45
Number of accumulation units outstanding at end of period	7,169	13,198	14,806	5,469	7,966	8,767	7,252	7,473	5,879	5,691
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.31	$6.74	$8.34	$10.37	$10.01	$11.34	$15.75	$16.30	$15.69	$19.26
Value at end of period	$6.74	$8.34	$10.37	$10.01	$11.34	$15.75	$16.30	$15.69	$19.26	$21.19
Number of accumulation units outstanding at end of period	771	106	1,556	3,730	3,347	4,792	4,712	4,657	6,609	8,561
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.20	$8.95	$11.41	$13.03	$12.65	$14.90	$19.95	$21.60	$20.15	$23.54
Value at end of period	$8.95	$11.41	$13.03	$12.65	$14.90	$19.95	$21.60	$20.15	$23.54	$27.48
Number of accumulation units outstanding at end of period	87,715	79,566	73,376	61,938	52,032	56,131	48,987	49,759	31,317	28,262
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.76	$9.70	$11.81	$13.16	$12.91	$14.45	$17.91	$19.36	$18.81	$21.51
Value at end of period	$9.70	$11.81	$13.16	$12.91	$14.45	$17.91	$19.36	$18.81	$21.51	$23.66
Number of accumulation units outstanding at end of period	851,814	787,964	684,091	553,106	422,068	361,002	346,959	301,823	270,267	249,310
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.97	$8.72	$10.72	$11.97	$11.62	$13.20	$17.53	$19.15	$18.44	$21.94
Value at end of period	$8.72	$10.72	$11.97	$11.62	$13.20	$17.53	$19.15	$18.44	$21.94	$24.79
Number of accumulation units outstanding at end of period	16,493	13,194	18,727	22,619	82,660	143,379	140,563	154,341	161,796	185,545

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.51	$18.30	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03	$24.88
Value at end of period	$29.10	$20.51	$18.30	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03
Number of accumulation units outstanding at end of period	23,235	21,677	26,520	27,562	28,034	30,122	28,118	33,474	36,507	34,095
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.48	$31.18	$32.41	$28.41	$21.77	$18.29	$18.11	$14.84	$11.91	$17.93
Value at end of period	$40.02	$35.48	$31.18	$32.41	$28.41	$21.77	$18.29	$18.11	$14.84	$11.91
Number of accumulation units outstanding at end of period	13,171	13,328	11,967	13,185	13,098	10,156	6,392	8,641	11,488	16,866
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.76	$23.02	$24.09	$22.41	$16.26	$13.81	$14.11	$11.22	$8.88	$12.78
Value at end of period	$31.83	$27.76	$23.02	$24.09	$22.41	$16.26	$13.81	$14.11	$11.22	$8.88
Number of accumulation units outstanding at end of period	58,345	56,809	47,514	51,532	44,788	29,370	14,433	12,133	9,373	7,370
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.58	$20.70	$20.04	$19.74	$15.66	$12.97	$14.23	$12.36	$8.93	$15.07
Value at end of period	$27.87	$20.58	$20.70	$20.04	$19.74	$15.66	$12.97	$14.23	$12.36	$8.93
Number of accumulation units outstanding at end of period	619,537	698,280	796,972	846,605	939,223	1,125,891	1,285,118	1,532,832	1,762,158	1,961,962
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.69	$18.25	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82	$11.17
Value at end of period	$22.03	$20.69	$18.25	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82
Number of accumulation units outstanding at end of period	14,773	15,127	14,315	19,830	20,806	22,025	23,731	10,342	6,533	2,364
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$24.30	$22.67	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92
Value at end of period	$27.74	$24.30	$22.67	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29
Number of accumulation units outstanding at end of period	1,126,384	1,113,816	982,257	895,627	794,854	797,658	552,458	477,101	384,450	314,348
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.81	$24.22	$23.93	$21.57	$16.09	$13.96	$14.62	$11.47	$7.89	$14.00
Value at end of period	$31.96	$25.81	$24.22	$23.93	$21.57	$16.09	$13.96	$14.62	$11.47	$7.89
Number of accumulation units outstanding at end of period	332,732	372,403	434,733	482,366	519,349	590,887	660,822	783,694	817,391	893,654
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$28.36	$24.06	$26.06	$24.44	$18.99	$16.33	$16.61	$14.57	$11.75	$18.42
Value at end of period	$32.70	$28.36	$24.06	$26.06	$24.44	$18.99	$16.33	$16.61	$14.57	$11.75
Number of accumulation units outstanding at end of period	30,934	30,346	41,026	50,956	56,576	59,203	53,764	63,434	52,484	57,425
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$32.63	$32.40	$29.48	$27.34	$19.79	$16.78	$17.09	$14.75	$10.40	$18.14
Value at end of period	$43.24	$32.63	$32.40	$29.48	$27.34	$19.79	$16.78	$17.09	$14.75	$10.40
Number of accumulation units outstanding at end of period	228,972	216,203	246,058	234,154	247,232	257,931	242,212	290,430	305,839	352,773
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.03	$15.86	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35
Value at end of period	$20.34	$16.03	$15.86	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19
Number of accumulation units outstanding at end of period	13,559	14,028	15,186	14,472	17,211	16,654	23,176	31,202	47,415	46,644
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.85	$9.75	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31	$10.20
Value at end of period	$11.95	$9.85	$9.75	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31
Number of accumulation units outstanding at end of period	204,905	216,510	248,222	252,164	264,397	282,706	292,580	315,547	345,736	385,345
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.48	$12.25	$13.36	$13.85	$10.69	$8.85	$9.46	$8.85	$6.74	$11.27
Value at end of period	$15.81	$13.48	$12.25	$13.36	$13.85	$10.69	$8.85	$9.46	$8.85	$6.74
Number of accumulation units outstanding at end of period	9,683	7,668	7,485	7,579	6,217	5,918	4,944	4,877	5,588	3,568
WANGER INTERNATIONAL										
Value at beginning of period	$11.93	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51
Value at end of period	$15.73	$11.93	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67
Number of accumulation units outstanding at end of period	62,971	60,846	70,477	70,165	74,853	62,471	53,069	48,365	74,098	23,373

CFI 139

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER SELECT										
Value at beginning of period	$24.78	$22.04	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17	$16.16
Value at end of period	$31.14	$24.78	$22.04	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17
Number of accumulation units outstanding at end of period	68,385	77,194	79,082	84,173	86,139	95,493	62,300	75,495	52,757	71,741
WANGER USA										
Value at beginning of period	$25.89	$22.95	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58	$14.33
Value at end of period	$30.71	$25.89	$22.95	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58
Number of accumulation units outstanding at end of period	39,833	43,616	44,903	39,904	50,473	53,021	28,775	23,154	11,530	13,157
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$45.69	$35.73	$37.74	$35.43	$25.87	$22.98	$23.68	$19.47	$15.11	$22.32
Value at end of period	$50.33	$45.69	$35.73	$37.74	$35.43	$25.87	$22.98	$23.68	$19.47	$15.11
Number of accumulation units outstanding at end of period	15,919	15,611	15,550	15,988	14,818	15,445	9,696	9,855	11,211	13,391

TABLE 19

FOR CONTRACTS ISSUED UNDER UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$21.54	$21.30	$20.96	$20.18	$15.10	$13.26	$14.11	$12.99	$10.24	
Value at end of period	$27.22	$21.54	$21.30	$20.96	$20.18	$15.10	$13.26	$14.11	$12.99	
Number of accumulation units outstanding at end of period	7,308	14,633	13,321	8,374	9,786	10,060	8,945	10,105	4,246	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.24	$16.15	$16.36	$14.47	$11.88	$10.77	$11.07	$9.63	$7.96	
Value at end of period	$22.04	$17.24	$16.15	$16.36	$14.47	$11.88	$10.77	$11.07	$9.63	
Number of accumulation units outstanding at end of period	105,047	108,039	142,446	186,391	194,063	265,698	199,120	109,431	19,265	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.63	$16.26	$16.88	$15.60	$12.13	$11.16	$11.04	$9.92	$8.16	
Value at end of period	$21.27	$17.63	$16.26	$16.88	$15.60	$12.13	$11.16	$11.04	$9.92	
Number of accumulation units outstanding at end of period	196,942	222,064	271,386	334,337	350,731	398,801	307,773	196,018	44,451	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.28	$11.83	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72	$10.10	
Value at end of period	$12.56	$12.28	$11.83	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72	
Number of accumulation units outstanding at end of period	51,413	118,745	110,548	124,216	155,781	327,961	296,243	95,860	59,424	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.87	$9.32	$9.67							
Value at end of period	$11.17	$9.87	$9.32							
Number of accumulation units outstanding at end of period	18,861	25,434	1,226							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.60	$14.88	$14.52	$13.45	$10.32	$8.89	$9.14	$8.08	$6.11	$10.10
Value at end of period	$20.29	$16.60	$14.88	$14.52	$13.45	$10.32	$8.89	$9.14	$8.08	$6.11
Number of accumulation units outstanding at end of period	170,406	138,835	136,136	156,007	150,094	234,545	254,777	231,632	141,752	57,982

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$9.96	$5.46	$8.32	$10.31	$8.76	$10.60	$13.59	$13.72	$13.96	$14.65
Value at end of period	$5.46	$8.32	$10.31	$8.76	$10.60	$13.59	$13.72	$13.96	$14.65	$18.42
Number of accumulation units outstanding at end of period	2,311	3,193	32,025	40,921	44,881	23,918	20,787	31,954	20,545	22,256
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$9.96	$8.72	$9.93	$10.56	$11.15	$11.71	$11.38	$11.91	$11.84	$12.06
Value at end of period	$8.72	$9.93	$10.56	$11.15	$11.71	$11.38	$11.91	$11.84	$12.06	$12.34
Number of accumulation units outstanding at end of period	24,007	53,288	78,642	89,164	85,105	55,975	54,183	43,982	42,219	33,027
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$14.85	$8.97	$11.97	$13.33	$12.57	$15.02	$19.94	$21.60	$22.56	$24.25
Value at end of period	$8.97	$11.97	$13.33	$12.57	$15.02	$19.94	$21.60	$22.56	$24.25	$30.32
Number of accumulation units outstanding at end of period	688,355	758,979	1,102,940	1,035,804	927,583	529,707	487,442	379,217	345,287	307,042
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.41	$8.89	$10.49	$11.78	$12.50	$13.94	$18.22	$20.08	$19.87	$22.33
Value at end of period	$8.89	$10.49	$11.78	$12.50	$13.94	$18.22	$20.08	$19.87	$22.33	$26.60
Number of accumulation units outstanding at end of period	342,968	325,085	455,530	452,720	443,507	226,825	226,391	206,608	258,374	257,328
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period			$9.81	$11.74	$10.88	$12.56	$18.00	$19.58	$17.41	$21.41
Value at end of period			$11.74	$10.88	$12.56	$18.00	$19.58	$17.41	$21.41	$23.68
Number of accumulation units outstanding at end of period			20,466	62,050	77,648	126,217	147,479	133,810	109,199	88,648
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period			$10.32	$11.57	$10.17	$12.13	$17.41	$19.15	$18.21	$20.87
Value at end of period			$11.57	$10.17	$12.13	$17.41	$19.15	$18.21	$20.87	$23.98
Number of accumulation units outstanding at end of period			10,374	37,166	35,479	46,850	48,308	59,906	53,096	25,252
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.25	$5.77	$8.00	$8.40	$7.72	$9.60	$11.92	$11.70	$11.15	$9.99
Value at end of period	$5.77	$8.00	$8.40	$7.72	$9.60	$11.92	$11.70	$11.15	$9.99	$12.98
Number of accumulation units outstanding at end of period	7,623	22,282	40,839	37,155	44,933	27,633	35,209	47,746	44,125	35,649
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period								$9.08	$9.16	$10.48
Value at end of period								$9.16	$10.48	$12.13
Number of accumulation units outstanding at end of period								1,929	17,829	2,917
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.48	$12.63	$15.74	$15.51	$17.41	$23.01	$24.28	$22.41	$27.18
Value at end of period		$12.63	$15.74	$15.51	$17.41	$23.01	$24.28	$22.41	$27.18	$29.26
Number of accumulation units outstanding at end of period		1,096	10,707	34,683	31,165	11,276	8,693	6,003	6,135	3,885
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.84	$12.83	$15.94	$17.72	$18.37	$20.13	$23.55	$25.59	$24.82	$26.55
Value at end of period	$12.83	$15.94	$17.72	$18.37	$20.13	$23.55	$25.59	$24.82	$26.55	$29.48
Number of accumulation units outstanding at end of period	139,551	128,599	132,391	116,153	94,322	69,557	58,439	55,701	49,113	42,477
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period				$9.87	$9.48	$10.88	$11.12	$14.35	$14.94	$15.65
Value at end of period				$9.48	$10.88	$11.12	$14.35	$14.94	$15.65	$16.61
Number of accumulation units outstanding at end of period				2,181	9,087	5,785	20,526	28,619	26,810	27,668

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$10.28	$6.19	$7.81	$9.01	$8.48	$9.66	$12.54	$13.89	$13.46	$15.33
Value at end of period	$6.19	$7.81	$9.01	$8.48	$9.66	$12.54	$13.89	$13.46	$15.33	$17.73
Number of accumulation units outstanding at end of period	16,827	37,926	49,937	51,265	37,549	17,726	23,177	23,411	26,622	16,353
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$9.91	$6.10	$7.99	$9.74	$9.25	$10.68	$14.31	$15.89	$14.94	$16.88
Value at end of period	$6.10	$7.99	$9.74	$9.25	$10.68	$14.31	$15.89	$14.94	$16.88	$18.97
Number of accumulation units outstanding at end of period	7,723	11,624	23,624	24,038	20,656	11,022	19,635	12,223	10,933	5,832
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2013)										
Value at beginning of period						$11.31	$12.06	$12.61	$11.69	$15.19
Value at end of period						$12.06	$12.61	$11.69	$15.19	$16.83
Number of accumulation units outstanding at end of period						572	10,803	5,734	6,523	20,356
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.77	$19.82	$26.67	$31.00	$29.96	$34.58	$45.02	$49.97	$49.88	$53.42
Value at end of period	$19.82	$26.67	$31.00	$29.96	$34.58	$45.02	$49.97	$49.88	$53.42	$64.55
Number of accumulation units outstanding at end of period	884,693	3,944,179	1,176,377	1,116,432	1,000,920	600,310	558,194	478,842	433,823	363,988
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.09	$13.70	$17.69	$20.19	$20.22	$23.52	$29.88	$32.21	$30.67	$35.89
Value at end of period	$13.70	$17.69	$20.19	$20.22	$23.52	$29.88	$32.21	$30.67	$35.89	$40.18
Number of accumulation units outstanding at end of period	442,827	373,154	400,126	391,909	354,942	267,747	244,080	224,952	194,391	154,122
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.58	$11.83	$15.04	$18.52	$18.40	$20.93	$28.29	$31.22	$33.18	$33.16
Value at end of period	$11.83	$15.04	$18.52	$18.40	$20.93	$28.29	$31.22	$33.18	$33.16	$44.43
Number of accumulation units outstanding at end of period	732,400	664,733	833,329	778,909	630,571	376,622	364,061	307,323	261,540	252,297
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.81	$13.27	$16.64	$18.67	$15.33	$18.36	$23.74	$21.64	$22.23	$20.93
Value at end of period	$13.27	$16.64	$18.67	$15.33	$18.36	$23.74	$21.64	$22.23	$20.93	$27.04
Number of accumulation units outstanding at end of period	126,656	93,123	104,101	106,236	68,007	44,259	40,123	42,131	48,939	33,013
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.06	$11.99	$15.36	$19.53	$18.63	$21.87	$29.55	$29.46	$27.06	$34.93
Value at end of period	$11.99	$15.36	$19.53	$18.63	$21.87	$29.55	$29.46	$27.06	$34.93	$38.32
Number of accumulation units outstanding at end of period	176,258	181,624	205,681	179,324	148,848	97,961	84,779	67,201	66,830	43,632
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period		$10.13	$12.30	$13.72	$12.75	$13.96	$17.88	$18.53	$17.57	$19.52
Value at end of period		$12.30	$13.72	$12.75	$13.96	$17.88	$18.53	$17.57	$19.52	$22.26
Number of accumulation units outstanding at end of period		1,350	11,936	11,937	10,089	6,168	5,039	5,262	5,011	4,218
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.17	$36.04	$50.07	$53.84	$56.06	$56.84
Value at end of period					$36.04	$50.07	$53.84	$56.06	$56.84	$71.77
Number of accumulation units outstanding at end of period					47,093	36,778	37,749	32,797	27,770	22,366
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$11.01	$7.62	$9.70	$10.53	$10.44	$11.79	$15.11	$16.20	$15.13	$16.55
Value at end of period	$7.62	$9.70	$10.53	$10.44	$11.79	$15.11	$16.20	$15.13	$16.55	$18.57
Number of accumulation units outstanding at end of period	199,413	188,093	209,384	184,224	164,930	121,050	112,910	103,061	93,868	78,800
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$11.29	$10.43	$10.52
Value at end of period								$10.43	$10.52	$13.86
Number of accumulation units outstanding at end of period								16,076	2,606	14,094

CFI 142

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$50.54	$48.72	$48.84	$45.39	$38.10	$33.82	$33.56	$31.23	$25.02	$29.98
Value at end of period	$59.35	$50.54	$48.72	$48.84	$45.39	$38.10	$33.82	$33.56	$31.23	$25.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	13	20	18
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$42.72	$38.34	$37.17	$33.32	$25.38	$21.83	$22.33	$17.89	$12.46	$22.33
Value at end of period	$53.97	$42.72	$38.34	$37.17	$33.32	$25.38	$21.83	$22.33	$17.89	$12.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	140	140	438	527	523
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$29.28	$28.82	$29.00	$27.87	$28.15	$26.20	$24.76	$23.12	$20.60	$19.59
Value at end of period	$30.08	$29.28	$28.82	$29.00	$27.87	$28.15	$26.20	$24.76	$23.12	$20.60
Number of accumulation units outstanding at end of period	54	1	1	1	1	1	1	1	21	21
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.16	$26.84	$27.70	$26.00	$20.42	$17.15	$20.05	$17.46	$12.79	$23.30
Value at end of period	$34.21	$27.16	$26.84	$27.70	$26.00	$20.42	$17.15	$20.05	$17.46	$12.79
Number of accumulation units outstanding at end of period	4	4	4	4	4	83	83	92	97	95
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$31.61	$31.72	$30.36	$27.10	$20.97	$17.83	$18.99	$16.73	$12.37	$20.70
Value at end of period	$40.08	$31.61	$31.72	$30.36	$27.10	$20.97	$17.83	$18.99	$16.73	$12.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	21	32	28
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$21.20	$16.95	$17.73	$17.02	$12.66	$11.00	$11.30	$9.14	$7.17	$10.26
Value at end of period	$23.08	$21.20	$16.95	$17.73	$17.02	$12.66	$11.00	$11.30	$9.14	$7.17
Number of accumulation units outstanding at end of period	34,346	34,989	35,201	46,533	56,748	83,154	67,440	17,882	6,653	3,415
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$24.22	$20.98	$21.99	$19.89	$15.39	$13.55	$14.24	$11.45	$9.12	$15.17
Value at end of period	$25.65	$24.22	$20.98	$21.99	$19.89	$15.39	$13.55	$14.24	$11.45	$9.12
Number of accumulation units outstanding at end of period	59,893	74,451	79,451	103,207	116,289	314,284	369,791	379,554	1,405,638	248,848
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$10.10	$10.12								
Value at end of period	$10.27	$10.10								
Number of accumulation units outstanding at end of period	1,495	1,478								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.27	$10.12	$10.22	$9.73	$9.56					
Value at end of period	$10.50	$10.27	$10.12	$10.22	$9.73					
Number of accumulation units outstanding at end of period	290,255	279,620	226,445	172,723	79,530					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$18.42	$16.91	$17.15	$15.68	$11.46	$10.43	$10.85	$8.93	$6.91	$11.41
Value at end of period	$21.63	$18.42	$16.91	$17.15	$15.68	$11.46	$10.43	$10.85	$8.93	$6.91
Number of accumulation units outstanding at end of period	18,111	16,164	21,071	26,325	25,904	38,957	44,935	40,294	11,605	9,811
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$70.44	$66.46	$77.99	$82.63	$76.91	$64.18	$79.04	$62.77	$34.84	$67.60
Value at end of period	$94.13	$70.44	$66.46	$77.99	$82.63	$76.91	$64.18	$79.04	$62.77	$34.84
Number of accumulation units outstanding at end of period	85,840	87,264	96,010	115,730	134,579	216,286	215,906	219,498	143,670	111,277
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$35.01	$35.28	$34.24	$33.75	$26.74	$22.24	$24.46	$21.27	$15.35	$25.88
Value at end of period	$47.45	$35.01	$35.28	$34.24	$33.75	$26.74	$22.24	$24.46	$21.27	$15.35
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	258	568	538	470

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$22.56	$21.36	$22.04	$21.62	$21.83	$19.39	$19.39	$17.01	$14.44	$16.97
Value at end of period	$23.78	$22.56	$21.36	$22.04	$21.62	$21.83	$19.39	$19.39	$17.01	$14.44
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	227	227
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.90	$22.13	$23.72	$21.37	$15.28	$13.06	$13.47	$11.01	$8.09	$13.13
Value at end of period	$29.32	$25.90	$22.13	$23.72	$21.37	$15.28	$13.06	$13.47	$11.01	$8.09
Number of accumulation units outstanding at end of period	26,873	36,720	59,324	62,838	68,079	46,866	53,134	57,247	46,806	56,609
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.85	$16.06	$16.28	$15.20	$13.18	$11.94	$12.27	$11.06	$9.19	$13.38
Value at end of period	$18.90	$16.85	$16.06	$16.28	$15.20	$13.18	$11.94	$12.27	$11.06	$9.19
Number of accumulation units outstanding at end of period	44,022	53,579	63,314	82,914	81,254	163,026	195,165	201,786	142,011	162,971
PIMCO COMMODITY REALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$6.15	$5.42	$6.82							
Value at end of period	$6.25	$6.15	$5.42							
Number of accumulation units outstanding at end of period	1,295	2,693	216							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.37	$14.73	$15.27	$14.94	$16.60	$15.39	$13.90	$12.97	$11.05	$11.99
Value at end of period	$15.79	$15.37	$14.73	$15.27	$14.94	$16.60	$15.39	$13.90	$12.97	$11.05
Number of accumulation units outstanding at end of period	114,495	134,813	154,404	216,239	265,363	482,222	439,230	400,759	288,706	239,600
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$19.39	$17.12	$17.97	$18.11	$16.30	$14.16	$14.53	$12.41	$7.80	$12.18
Value at end of period	$20.62	$19.39	$17.12	$17.97	$18.11	$16.30	$14.16	$14.53	$12.41	$7.80
Number of accumulation units outstanding at end of period	39,085	38,537	42,123	64,768	61,334	86,662	68,300	62,843	43,503	55,749
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.98	$9.94	$10.00							
Value at end of period	$10.19	$9.98	$9.94							
Number of accumulation units outstanding at end of period	73,129	95,464	61,159							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.77	$20.67	$21.78	$21.62	$21.33	$18.58	$19.19	$17.18	$14.57	$13.83
Value at end of period	$22.10	$21.77	$20.67	$21.78	$21.62	$21.33	$18.58	$19.19	$17.18	$14.57
Number of accumulation units outstanding at end of period	290,821	315,482	361,702	454,160	507,281	740,227	708,559	648,907	292,953	251,583
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$10.91									
Value at end of period	$12.78									
Number of accumulation units outstanding at end of period	1,927									
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.52	$2.43	$3.34	$3.68	$7.63	$8.76	$9.85			
Value at end of period	$3.83	$3.52	$2.43	$3.34	$3.68	$7.63	$8.76			
Number of accumulation units outstanding at end of period	47,366	81,544	33,511	74,233	35,846	63,903	34,967			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$28.99	$27.11	$27.86	$26.45	$22.86	$20.29	$20.73	$18.33	$15.50	$21.74
Value at end of period	$32.97	$28.99	$27.11	$27.86	$26.45	$22.86	$20.29	$20.73	$18.33	$15.50
Number of accumulation units outstanding at end of period	290,592	334,238	375,251	386,823	420,303	509,261	579,153	711,836	983,558	803,014

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.69	$9.64	$9.65							
Value at end of period	$12.65	$10.69	$9.64							
Number of accumulation units outstanding at end of period	19,405	16,275	7,286							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.24	$13.51	$14.09	$14.30	$15.02	$14.04	$13.66	$11.89	$9.86	$11.77
Value at end of period	$15.49	$14.24	$13.51	$14.09	$14.30	$15.02	$14.04	$13.66	$11.89	$9.86
Number of accumulation units outstanding at end of period	124,516	7,059	7,401	215,658	254,381	408,264	520,265	518,781	452,814	487,485
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.85	$9.37	$10.02							
Value at end of period	$12.08	$9.85	$9.37							
Number of accumulation units outstanding at end of period	135,102	148,434	180,652							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.32	$9.75	$10.23							
Value at end of period	$11.77	$10.32	$9.75							
Number of accumulation units outstanding at end of period	16	89	31							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$11.44	$11.56								
Value at end of period	$11.52	$11.44								
Number of accumulation units outstanding at end of period	752	432								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.67	$13.76	$13.87	$13.99	$14.11	$14.22	$14.34	$14.43	$14.50	$14.25
Value at end of period	$13.63	$13.67	$13.76	$13.87	$13.99	$14.11	$14.22	$14.34	$14.43	$14.50
Number of accumulation units outstanding at end of period	368,629	476,322	418,772	476,255	520,334	775,269	962,863	1,027,800	2,663,562	931,952
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$27.98	$25.71	$26.30	$23.96	$18.49	$16.11	$16.29	$14.39	$11.15	$18.03
Value at end of period	$33.39	$27.98	$25.71	$26.30	$23.96	$18.49	$16.11	$16.29	$14.39	$11.15
Number of accumulation units outstanding at end of period	1,345,339	1,475,984	1,636,824	1,830,797	2,004,196	2,057,235	2,300,921	2,660,095	2,711,135	2,990,615
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.27	$17.83	$18.36	$18.30	$17.47	$15.45	$14.93	$13.18	$8.90	$11.58
Value at end of period	$21.34	$20.27	$17.83	$18.36	$18.30	$17.47	$15.45	$14.93	$13.18	$8.90
Number of accumulation units outstanding at end of period	41,155	39,996	44,108	47,111	51,132	93,032	69,062	63,763	54,266	29,565
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$37.24	$34.06	$34.06	$30.17	$22.89	$20.17	$20.36	$18.02	$14.75	$23.70
Value at end of period	$46.03	$37.24	$34.06	$34.06	$30.17	$22.89	$20.17	$20.36	$18.02	$14.75
Number of accumulation units outstanding at end of period	171,623	192,071	231,271	254,006	280,990	663,926	722,676	804,575	485,099	595,014
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$44.63	$38.10	$39.12	$36.02	$26.99	$23.13	$23.60	$19.52	$14.95	$24.15
Value at end of period	$50.26	$44.63	$38.10	$39.12	$36.02	$26.99	$23.13	$23.60	$19.52	$14.95
Number of accumulation units outstanding at end of period	126,021	144,888	163,478	184,929	205,748	563,136	632,017	639,954	1,883,764	424,192
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$33.00	$26.14	$27.24	$26.05	$18.41	$16.52	$16.79	$13.78	$11.13	$16.91
Value at end of period	$35.97	$33.00	$26.14	$27.24	$26.05	$18.41	$16.52	$16.79	$13.78	$11.13
Number of accumulation units outstanding at end of period	90,614	107,403	119,734	139,402	151,326	341,962	386,222	390,762	203,368	209,995
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.92	$24.09	$24.15	$22.84	$23.06	$21.26	$19.94	$18.31	$16.55	$18.23
Value at end of period	$25.96	$24.92	$24.09	$24.15	$22.84	$23.06	$21.26	$19.94	$18.31	$16.55
Number of accumulation units outstanding at end of period	386,677	479,957	537,387	329,713	345,648	565,573	603,778	695,236	4,166,774	775,032

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$6.35	$5.93	$7.52	$8.04	$7.00	$8.24	$9.93	$9.26	$9.10	$9.10
Value at end of period	$5.93	$7.52	$8.04	$7.00	$8.24	$9.93	$9.26	$9.10	$9.10	$11.27
Number of accumulation units outstanding at end of period	760	99,216	131,553	135,054	114,778	78,444	70,467	59,283	79,172	53,911
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.32	$10.34	$12.11	$15.73	$17.72	$18.69	$19.26
Value at end of period				$10.34	$12.11	$15.73	$17.72	$18.69	$19.26	$24.78
Number of accumulation units outstanding at end of period				520,953	512,821	422,232	638,608	653,440	544,628	502,219
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.17	$6.36	$7.10	$8.40	$8.63	$9.81	$12.73	$13.90	$13.16	$14.87
Value at end of period	$6.36	$7.10	$8.40	$8.63	$9.81	$12.73	$13.90	$13.16	$14.87	$16.74
Number of accumulation units outstanding at end of period	626,385	568,780	796,575	1,329,537	1,092,165	753,226	768,193	618,890	537,071	478,008
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$15.20	$9.40	$13.18	$17.04	$16.81	$19.03	$24.91	$26.88	$26.79	$28.50
Value at end of period	$9.40	$13.18	$17.04	$16.81	$19.03	$24.91	$26.88	$26.79	$28.50	$35.34
Number of accumulation units outstanding at end of period	36,423	40,540	64,503	112,532	128,066	150,017	130,085	116,587	97,600	131,119
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.31	$7.34	$9.06	$10.43	$9.90	$10.84	$14.05	$16.06	$15.87	$17.12
Value at end of period	$7.34	$9.06	$10.43	$9.90	$10.84	$14.05	$16.06	$15.87	$17.12	$20.67
Number of accumulation units outstanding at end of period	50,525	63,017	65,448	82,790	57,091	39,812	34,897	44,223	25,732	16,891
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.71	$12.57	$14.06	$14.52	$16.49	$21.58	$24.20	$25.82	$27.29
Value at end of period		$12.57	$14.06	$14.52	$16.49	$21.58	$24.20	$25.82	$27.29	$35.51
Number of accumulation units outstanding at end of period		6,997	17,174	26,639	41,107	24,280	38,229	26,374	64,517	80,271
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.18	$6.64	$8.15	$9.07	$9.22	$10.56	$13.83	$15.49	$15.68	$17.24
Value at end of period	$6.64	$8.15	$9.07	$9.22	$10.56	$13.83	$15.49	$15.68	$17.24	$20.96
Number of accumulation units outstanding at end of period	3,064	22,724	55,122	87,375	114,521	86,112	111,186	126,337	130,883	100,064
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.06	$11.86	$13.07	$13.03	$14.98	$19.53	$21.72	$20.73	$23.70
Value at end of period		$11.86	$13.07	$13.03	$14.98	$19.53	$21.72	$20.73	$23.70	$26.60
Number of accumulation units outstanding at end of period		2,500	14,150	17,663	19,806	19,856	25,041	28,899	27,377	29,550
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.41	$12.85	$16.04	$15.55	$17.81	$23.82	$26.24	$25.82	$27.34
Value at end of period		$12.85	$16.04	$15.55	$17.81	$23.82	$26.24	$25.82	$27.34	$33.72
Number of accumulation units outstanding at end of period		10,011	11,021	17,037	14,178	9,953	12,946	11,345	13,118	10,297
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.14	$5.93	$8.24	$10.23	$9.95	$11.55	$15.37	$17.17	$16.55	$18.61
Value at end of period	$5.93	$8.24	$10.23	$9.95	$11.55	$15.37	$17.17	$16.55	$18.61	$21.77
Number of accumulation units outstanding at end of period	8,430	41,149	89,065	88,858	94,416	77,727	67,772	63,291	103,950	112,182
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.22	$6.97	$8.74	$10.96	$10.44	$12.01	$16.53	$17.20	$16.28	$19.55
Value at end of period	$6.97	$8.74	$10.96	$10.44	$12.01	$16.53	$17.20	$16.28	$19.55	$22.15
Number of accumulation units outstanding at end of period	4,718	28,053	87,502	98,853	93,430	82,384	71,889	55,898	52,808	53,430
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.41	$20.79	$26.29	$32.43	$31.35	$35.60	$48.63	$51.37	$50.53	$62.38
Value at end of period	$20.79	$26.29	$32.43	$31.35	$35.60	$48.63	$51.37	$50.53	$62.38	$68.83
Number of accumulation units outstanding at end of period	179,454	167,456	208,726	201,089	183,198	88,990	77,999	69,116	69,205	71,887

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.91	$6.44	$8.37	$10.98	$10.98	$12.54	$17.29	$18.11	$17.79	$20.01
Value at end of period	$6.44	$8.37	$10.98	$10.98	$12.54	$17.29	$18.11	$17.79	$20.01	$23.55
Number of accumulation units outstanding at end of period	33,603	33,672	63,956	77,145	76,436	65,830	72,217	78,660	64,203	60,757
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.67	$8.31	$10.36	$11.69	$11.23	$12.63	$14.57	$15.25	$15.11	$15.86
Value at end of period	$8.31	$10.36	$11.69	$11.23	$12.63	$14.57	$15.25	$15.11	$15.86	$18.14
Number of accumulation units outstanding at end of period	278,523	378,624	566,984	627,871	586,555	470,495	490,009	396,471	348,364	268,521
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.11	$8.19	$10.42	$11.84	$11.20	$12.78	$15.25	$15.98	$15.76	$16.61
Value at end of period	$8.19	$10.42	$11.84	$11.20	$12.78	$15.25	$15.98	$15.76	$16.61	$19.67
Number of accumulation units outstanding at end of period	293,654	395,959	380,933	350,483	286,876	232,790	238,315	190,230	158,769	125,889
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.53	$8.07	$10.39	$11.86	$11.15	$12.77	$15.63	$16.44	$16.15	$17.03
Value at end of period	$8.07	$10.39	$11.86	$11.15	$12.77	$15.63	$16.44	$16.15	$17.03	$20.48
Number of accumulation units outstanding at end of period	205,963	325,382	380,015	454,772	386,928	339,961	337,320	288,621	277,239	245,318
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period			$10.11	$11.55	$10.87	$12.45	$15.25	$16.06	$15.79	$16.66
Value at end of period			$11.55	$10.87	$12.45	$15.25	$16.06	$15.79	$16.66	$20.10
Number of accumulation units outstanding at end of period			75	3,879	6,499	8,777	12,060	13,042	15,677	15,931
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$9.00	$6.93	$8.54	$9.55	$9.24	$10.41	$11.94	$12.59	$12.43	$13.10
Value at end of period	$6.93	$8.54	$9.55	$9.24	$10.41	$11.94	$12.59	$12.43	$13.10	$14.91
Number of accumulation units outstanding at end of period	607	942	2,070	2,976	3,290	7,719	8,026	3,531	2,335	666
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.47	$9.48	$11.02	$11.97	$11.92	$12.97	$13.76	$14.42	$14.32	$14.83
Value at end of period	$9.48	$11.02	$11.97	$11.92	$12.97	$13.76	$14.42	$14.32	$14.83	$16.07
Number of accumulation units outstanding at end of period	22,488	21,320	89,473	89,840	85,713	89,600	76,994	218,081	186,610	110,111
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$7.67	$7.66	$9.13	$10.07	$9.92	$11.01	$11.96	$12.52	$12.37	$12.98
Value at end of period	$7.66	$9.13	$10.07	$9.92	$11.01	$11.96	$12.52	$12.37	$12.98	$14.20
Number of accumulation units outstanding at end of period	2,658	4,558	4,726	5,233	6,705	12,986	14,670	16,073	7,978	10,761
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.64	$14.12	$16.51	$18.18	$18.35	$20.43	$22.71	$24.01	$23.76	$24.90
Value at end of period	$14.12	$16.51	$18.18	$18.35	$20.43	$22.71	$24.01	$23.76	$24.90	$27.29
Number of accumulation units outstanding at end of period	61,179	58,985	57,599	59,962	65,165	50,138	52,698	40,994	38,268	45,013
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.92	$12.63	$15.69	$17.58	$16.93	$19.30	$23.42	$24.75	$24.25	$25.71
Value at end of period	$12.63	$15.69	$17.58	$16.93	$19.30	$23.42	$24.75	$24.25	$25.71	$30.05
Number of accumulation units outstanding at end of period	137,569	140,891	169,435	177,328	149,559	102,790	100,205	96,132	81,748	80,428
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.04	$13.13	$15.86	$17.62	$17.37	$19.56	$22.61	$23.92	$23.58	$24.94
Value at end of period	$13.13	$15.86	$17.62	$17.37	$19.56	$22.61	$23.92	$23.58	$24.94	$28.31
Number of accumulation units outstanding at end of period	92,821	87,162	91,534	84,516	81,174	65,457	59,910	38,968	29,497	27,097
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.71	$10.21	$10.72	$11.28	$11.99	$12.35	$11.93	$12.51	$12.43	$12.61
Value at end of period	$10.21	$10.72	$11.28	$11.99	$12.35	$11.93	$12.51	$12.43	$12.61	$12.91
Number of accumulation units outstanding at end of period	1,177	6,588	13,893	35,917	37,982	19,479	20,164	18,129	14,596	14,206
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.44	$11.24	$15.12	$18.30	$17.57	$20.27	$26.40	$29.44	$28.69	$35.29
Value at end of period	$11.24	$15.12	$18.30	$17.57	$20.27	$26.40	$29.44	$28.69	$35.29	$38.88
Number of accumulation units outstanding at end of period	25,080	1,366,360	67,038	79,174	92,662	76,952	67,183	54,789	58,749	52,181

CFI 147

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.88	$29.56	$31.40	$30.35	$22.04	$18.58	$18.33	$14.61	$10.90	$18.71
Value at end of period	$39.25	$30.88	$29.56	$31.40	$30.35	$22.04	$18.58	$18.33	$14.61	$10.90
Number of accumulation units outstanding at end of period	73,726	78,296	88,611	115,506	131,576	194,465	234,209	233,223	1,172,882	167,687
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.75	$13.75	$14.07	$12.44	$12.07	$9.65	$10.26	$8.90	$6.71	$9.74
Value at end of period	$15.11	$13.75	$13.75	$14.07	$12.44	$12.07	$9.65	$10.26	$8.90	$6.71
Number of accumulation units outstanding at end of period	83,450	103,842	128,213	141,097	148,874	219,034	221,527	258,022	221,504	213,772
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.93	$17.34	$16.99	$13.20	$13.04	$11.38	$10.48	$8.26	$6.13	$10.06
Value at end of period	$18.70	$17.93	$17.34	$16.99	$13.20	$13.04	$11.38	$10.48	$8.26	$6.13
Number of accumulation units outstanding at end of period	98,350	153,285	187,278	224,084	245,796	398,169	345,317	340,318	182,569	131,923
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.46	$30.20	$29.58	$26.44	$19.79	$17.78	$18.81	$16.93	$12.97	$21.53
Value at end of period	$39.14	$32.46	$30.20	$29.58	$26.44	$19.79	$17.78	$18.81	$16.93	$12.97
Number of accumulation units outstanding at end of period	15,574	17,441	17,446	19,596	17,056	24,468	33,072	29,481	22,577	22,012
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.62	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73	$10.30
Value at end of period	$21.07	$19.15	$15.62	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73
Number of accumulation units outstanding at end of period	6,646	12,324	25,450	17,346	16,681	16,883	24,662	13,659	8,131	6,609
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$23.37	$20.01	$21.46	$19.83	$14.82	$12.59	$12.97	$11.36	$8.92	$14.16
Value at end of period	$27.27	$23.37	$20.01	$21.46	$19.83	$14.82	$12.59	$12.97	$11.36	$8.92
Number of accumulation units outstanding at end of period	51,249	56,640	70,335	83,032	94,022	178,077	192,605	174,898	143,053	146,396
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.40	$18.72	$18.59	$17.85	$14.40	$12.88	$13.13	$11.37	$9.69	$12.76
Value at end of period	$23.54	$21.40	$18.72	$18.59	$17.85	$14.40	$12.88	$13.13	$11.37	$9.69
Number of accumulation units outstanding at end of period	282,360	4,452	5,064	447,251	396,535	567,491	641,967	709,622	683,722	759,860
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.81	$18.34	$19.06	$17.46	$13.15	$11.58	$11.93	$10.70	$8.71	$12.95
Value at end of period	$24.63	$21.81	$18.34	$19.06	$17.46	$13.15	$11.58	$11.93	$10.70	$8.71
Number of accumulation units outstanding at end of period	44,452	45,854	47,912	36,353	42,525	54,916	70,195	68,347	55,430	41,382
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.39	$18.21	$21.81	$21.79	$23.32	$19.74	$24.36	$20.42	$12.01	$24.85
Value at end of period	$28.91	$20.39	$18.21	$21.81	$21.79	$23.32	$19.74	$24.36	$20.42	$12.01
Number of accumulation units outstanding at end of period	32,157	44,501	42,774	44,702	49,048	83,549	87,365	84,290	65,793	59,973
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.22	$30.97	$32.21	$28.25	$21.66	$18.20	$18.03	$14.79	$11.87	$17.88
Value at end of period	$39.71	$35.22	$30.97	$32.21	$28.25	$21.66	$18.20	$18.03	$14.79	$11.87
Number of accumulation units outstanding at end of period	37,119	40,197	58,032	64,891	67,543	82,359	69,870	68,712	58,394	63,941
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.60	$22.89	$23.97	$22.31	$16.20	$13.76	$14.07	$11.20	$8.87	$12.77
Value at end of period	$31.63	$27.60	$22.89	$23.97	$22.31	$16.20	$13.76	$14.07	$11.20	$8.87
Number of accumulation units outstanding at end of period	41,855	56,153	41,225	45,111	37,725	41,836	24,633	17,864	12,595	10,255
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.48	$20.61	$19.96	$19.68	$15.61	$12.94	$14.20	$12.34	$8.55	$15.07
Value at end of period	$27.72	$20.48	$20.61	$19.96	$19.68	$15.61	$12.94	$14.20	$12.34	$8.55
Number of accumulation units outstanding at end of period	489,251	7,703	8,378	670,738	742,356	1,185,795	1,382,994	1,510,577	1,381,472	1,562,268
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.58	$18.16	$19.20	$19.30	$17.32	$15.04	$15.27	$12.94	$7.81	$11.16
Value at end of period	$21.90	$20.58	$18.16	$19.20	$19.30	$17.32	$15.04	$15.27	$12.94	$7.81
Number of accumulation units outstanding at end of period	77,247	83,165	89,851	125,539	115,502	93,907	82,899	47,779	37,649	19,694

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$24.15	$22.54	$21.61	$19.43	$16.04	$14.13	$13.85	$12.25	$9.27	$12.90
Value at end of period	$27.57	$24.15	$22.54	$21.61	$19.43	$16.04	$14.13	$13.85	$12.25	$9.27
Number of accumulation units outstanding at end of period	1,076,417	1,322,855	1,350,763	1,306,268	1,525,312	2,253,958	2,160,104	1,878,983	676,518	600,671
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.68	$24.11	$23.07	$20.81	$15.52	$13.93	$14.59	$11.45	$7.63	$13.54
Value at end of period	$31.78	$25.68	$24.11	$23.07	$20.81	$15.52	$13.93	$14.59	$11.45	$7.63
Number of accumulation units outstanding at end of period	336,133	7,380	8,135	441,390	476,948	626,492	722,973	868,037	906,219	985,769
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$28.13	$23.88	$25.87	$24.28	$18.88	$16.24	$16.53	$14.50	$11.70	$18.35
Value at end of period	$32.42	$28.13	$23.88	$25.87	$24.28	$18.88	$16.24	$16.53	$14.50	$11.70
Number of accumulation units outstanding at end of period	61,972	99,865	94,433	118,320	127,647	173,229	182,117	172,681	4,520,640	59,740
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$44.96	$44.67	$40.66	$37.72	$27.32	$23.17	$23.62	$20.39	$14.38	$25.10
Value at end of period	$59.55	$44.96	$44.67	$40.66	$37.72	$27.32	$23.17	$23.62	$20.39	$14.38
Number of accumulation units outstanding at end of period	142,877	157,044	179,130	180,920	192,543	402,708	448,410	469,522	854,178	321,691
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.94	$15.78	$16.06	$16.38	$14.45	$12.27	$14.12	$12.52	$9.17	$18.32
Value at end of period	$20.21	$15.94	$15.78	$16.06	$16.38	$14.45	$12.27	$14.12	$12.52	$9.17
Number of accumulation units outstanding at end of period	16,229	13,104	17,646	21,142	21,234	34,542	37,592	46,122	45,894	42,129
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.80	$9.71	$10.13	$10.94	$9.17	$7.78	$8.92	$8.26	$6.30	$10.20
Value at end of period	$11.89	$9.80	$9.71	$10.13	$10.94	$9.17	$7.78	$8.92	$8.26	$6.30
Number of accumulation units outstanding at end of period	176,368	226,049	254,609	284,477	320,304	477,762	395,047	521,249	523,033	549,115
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.40	$12.19	$13.30	$13.80	$10.65	$8.82	$9.44	$8.83	$6.73	$11.26
Value at end of period	$15.71	$13.40	$12.19	$13.30	$13.80	$10.65	$8.82	$9.44	$8.83	$6.73
Number of accumulation units outstanding at end of period	37,940	44,486	54,426	69,780	69,690	72,726	77,511	60,870	46,004	36,305
WANGER INTERNATIONAL										
Value at beginning of period	$11.87	$12.14	$12.23	$12.91	$10.64	$8.83	$10.42	$8.42	$5.67	$10.51
Value at end of period	$15.64	$11.87	$12.14	$12.23	$12.91	$10.64	$8.83	$10.42	$8.42	$5.67
Number of accumulation units outstanding at end of period	134,703	145,585	188,357	219,155	233,371	287,113	259,694	275,242	111,338	62,225
WANGER SELECT										
Value at beginning of period	$24.63	$21.91	$22.04	$21.55	$16.15	$13.75	$16.85	$13.43	$8.15	$16.13
Value at end of period	$30.93	$24.63	$21.91	$22.04	$21.55	$16.15	$13.75	$16.85	$13.43	$8.15
Number of accumulation units outstanding at end of period	93,919	105,772	123,767	155,860	178,817	291,971	343,889	404,307	294,722	228,012
WANGER USA										
Value at beginning of period	$25.72	$22.82	$23.16	$22.29	$16.81	$14.12	$14.76	$12.07	$8.56	$14.31
Value at end of period	$30.50	$25.72	$22.82	$23.16	$22.29	$16.81	$14.12	$14.76	$12.07	$8.56
Number of accumulation units outstanding at end of period	63,535	66,622	78,578	94,434	110,916	150,414	183,421	179,661	145,350	115,162
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$45.31	$35.46	$37.47	$35.20	$25.71	$22.85	$23.56	$19.38	$15.05	$22.24
Value at end of period	$49.90	$45.31	$35.46	$37.47	$35.20	$25.71	$22.85	$23.56	$19.38	$15.05
Number of accumulation units outstanding at end of period	47,162	48,500	55,199	67,657	74,900	125,164	130,373	150,993	108,555	102,484

Condensed Financial Information (continued)

TABLE 20

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$21.46	$21.23	$20.91	$20.13	$15.07	$13.24	$14.10	$12.98	$11.52	
Value at end of period	$27.10	$21.46	$21.23	$20.91	$20.13	$15.07	$13.24	$14.10	$12.98	
Number of accumulation units outstanding at end of period	810	81	17	0	0	0	0	1,784	244	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.16	$16.09	$16.31	$14.43	$11.85	$10.76	$11.06	$9.63	$8.24	
Value at end of period	$21.94	$17.16	$16.09	$16.31	$14.43	$11.85	$10.76	$11.06	$9.63	
Number of accumulation units outstanding at end of period	2,039	1,430	1,389	1,235	2,742	2,223	2,167	6,226	3,101	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.56	$16.20	$16.83	$15.56	$12.10	$11.14	$11.03	$9.91	$8.16	
Value at end of period	$21.17	$17.56	$16.20	$16.83	$15.56	$12.10	$11.14	$11.03	$9.91	
Number of accumulation units outstanding at end of period	2,631	1,362	1,456	1,366	1,271	723	1,046	24,649	3,649	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.24	$11.79	$12.16	$11.95	$13.27	$12.55	$11.21	$10.72	$10.25	
Value at end of period	$12.50	$12.24	$11.79	$12.16	$11.95	$13.27	$12.55	$11.21	$10.72	
Number of accumulation units outstanding at end of period	547	884	884	3,298	4,556	8,560	11,764	10,947	4,263	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$9.86	$9.04								
Value at end of period	$11.16	$9.86								
Number of accumulation units outstanding at end of period	1,652	1,048								
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.53	$14.83	$14.48	$13.41	$10.30	$8.87	$9.12	$8.08	$6.11	$9.19
Value at end of period	$20.20	$16.53	$14.83	$14.48	$13.41	$10.30	$8.87	$9.12	$8.08	$6.11
Number of accumulation units outstanding at end of period	4,540	1,371	1,234	360	116	0	0	61,687	28,551	8,431
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.58	$13.91	$13.68	$13.55	$10.57	$8.74	$10.30	$8.31	$5.46	$9.88
Value at end of period	$18.33	$14.58	$13.91	$13.68	$13.55	$10.57	$8.74	$10.30	$8.31	$5.46
Number of accumulation units outstanding at end of period	1,043	760	323	72	72	72	584	10,709	4,016	1,374
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.01	$11.79	$11.87	$11.35	$11.68	$11.13	$10.55	$9.92	$8.71	$9.68
Value at end of period	$12.28	$12.01	$11.79	$11.87	$11.35	$11.68	$11.13	$10.55	$9.92	$8.71
Number of accumulation units outstanding at end of period	347	324	198	733	413	208	97	3,960	2,405	962
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$24.10	$22.43	$21.48	$19.84	$14.96	$12.52	$13.28	$11.93	$8.95	$14.82
Value at end of period	$30.12	$24.10	$22.43	$21.48	$19.84	$14.96	$12.52	$13.28	$11.93	$8.95
Number of accumulation units outstanding at end of period	39,946	26,709	26,326	28,649	33,748	37,654	13,592	192,233	156,731	125,482

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® – WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.38	$8.86	$10.46	$11.74	$12.45	$13.88	$18.14	$19.98	$19.75	$22.19
Value at end of period	$8.86	$10.46	$11.74	$12.45	$13.88	$18.14	$19.98	$19.75	$22.19	$26.42
Number of accumulation units outstanding at end of period	73,848	67,205	74,400	14,561	13,839	11,977	10,575	15,535	17,013	22,016
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$10.00	$11.74	$10.87	$12.55	$17.97	$19.54	$17.36	$21.34
Value at end of period			$11.74	$10.87	$12.55	$17.97	$19.54	$17.36	$21.34	$23.58
Number of accumulation units outstanding at end of period			1,046	797	983	1,048	856	635	635	1,308
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$17.16	$14.94	$17.81	$25.54	$28.08	$26.69	$30.57
Value at end of period				$14.94	$17.81	$25.54	$28.08	$26.69	$30.57	$35.11
Number of accumulation units outstanding at end of period				335	514	991	911	1,457	1,472	2,198
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.46	$5.76	$7.99	$8.38	$7.70	$9.57	$11.88	$11.66	$11.11	$9.94
Value at end of period	$5.76	$7.99	$8.38	$7.70	$9.57	$11.88	$11.66	$11.11	$9.94	$12.91
Number of accumulation units outstanding at end of period	366	834	4,946	908	1,297	6,136	1,490	2,926	988	1,015
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during January 2017)										
Value at beginning of period										$10.59
Value at end of period										$12.12
Number of accumulation units outstanding at end of period										379
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$10.80	$10.08	$9.38
Value at end of period								$10.08	$9.38	$11.61
Number of accumulation units outstanding at end of period								3,420	1,575	1,273
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during November 2009)										
Value at beginning of period		$11.89	$12.63	$15.73	$15.49	$17.38	$22.96	$24.21	$22.34	$27.08
Value at end of period		$12.63	$15.73	$15.49	$17.38	$22.96	$24.21	$22.34	$27.08	$29.13
Number of accumulation units outstanding at end of period		22	1,880	548	156	304	582	846	1,324	1,110
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.95	$9.50	$11.79	$13.10	$13.58	$14.87	$17.39	$18.89	$18.31	$19.57
Value at end of period	$9.50	$11.79	$13.10	$13.58	$14.87	$17.39	$18.89	$18.31	$19.57	$21.72
Number of accumulation units outstanding at end of period	9,421	8,762	10,652	10,814	5,099	3,159	3,122	2,853	2,431	2,412
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period				$8.65	$9.48	$10.87	$11.10	$14.33	$14.91	$15.60
Value at end of period				$9.48	$10.87	$11.10	$14.33	$14.91	$15.60	$16.56
Number of accumulation units outstanding at end of period				16	383	367	2,043	2,387	4,210	2,910
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.12	$6.19	$7.81	$9.00	$8.46	$9.64	$12.50	$13.84	$13.41	$15.26
Value at end of period	$6.19	$7.81	$9.00	$8.46	$9.64	$12.50	$13.84	$13.41	$15.26	$17.64
Number of accumulation units outstanding at end of period	514	0	2,732	0	0	89	111	124	123	41
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$8.48	$6.09	$7.99	$9.73	$9.23	$10.66	$14.27	$15.84	$14.89	$16.81
Value at end of period	$6.09	$7.99	$9.73	$9.23	$10.66	$14.27	$15.84	$14.89	$16.81	$18.88
Number of accumulation units outstanding at end of period	173	276	2,327	0	0	3	349	363	390	413

CFI 151

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.85	$13.58	$18.27	$21.22	$20.50	$23.65	$30.78	$34.14	$34.07	$36.46
Value at end of period	$13.58	$18.27	$21.22	$20.50	$23.65	$30.78	$34.14	$34.07	$36.46	$44.04
Number of accumulation units outstanding at end of period	217,736	219,597	238,209	102,144	143,636	131,553	124,531	112,062	98,811	96,153
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.82	$9.56	$12.33	$14.07	$14.08	$16.37	$20.79	$22.40	$21.32	$24.94
Value at end of period	$9.56	$12.33	$14.07	$14.08	$16.37	$20.79	$22.40	$21.32	$24.94	$27.90
Number of accumulation units outstanding at end of period	57,482	56,842	59,877	22,647	17,857	14,664	13,128	12,555	11,880	18,992
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.61	$8.70	$11.06	$13.61	$13.51	$15.36	$20.75	$22.89	$24.32	$24.29
Value at end of period	$8.70	$11.06	$13.61	$13.51	$15.36	$20.75	$22.89	$24.32	$24.29	$32.53
Number of accumulation units outstanding at end of period	71,974	64,537	66,372	32,500	26,912	15,664	14,164	11,832	10,097	17,096
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.94	$10.55	$13.23	$14.83	$12.17	$14.57	$18.83	$17.15	$17.62	$16.57
Value at end of period	$10.55	$13.23	$14.83	$12.17	$14.57	$18.83	$17.15	$17.62	$16.57	$21.40
Number of accumulation units outstanding at end of period	11,257	7,627	7,593	6,354	4,776	4,206	4,365	3,855	2,535	2,648
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.00	$11.95	$15.29	$19.43	$18.54	$21.75	$29.36	$29.27	$26.86	$34.66
Value at end of period	$11.95	$15.29	$19.43	$18.54	$21.75	$29.36	$29.27	$26.86	$34.66	$38.01
Number of accumulation units outstanding at end of period	17,373	19,174	23,197	4,097	4,065	6,359	6,341	2,590	2,670	3,100
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period		$12.15	$12.29	$13.71	$12.74	$13.93	$17.84	$18.47	$17.52	$19.44
Value at end of period		$12.29	$13.71	$12.74	$13.93	$17.84	$18.47	$17.52	$19.44	$22.17
Number of accumulation units outstanding at end of period		2	2,333	127	21	0	0	0	0	0
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.17	$36.02	$50.03	$53.76	$55.95	$56.71
Value at end of period					$36.02	$50.03	$53.76	$55.95	$56.71	$71.57
Number of accumulation units outstanding at end of period					257	259	264	263	260	260
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.96	$7.59	$9.65	$10.47	$10.37	$11.71	$15.00	$16.07	$15.01	$16.40
Value at end of period	$7.59	$9.65	$10.47	$10.37	$11.71	$15.00	$16.07	$15.01	$16.40	$18.40
Number of accumulation units outstanding at end of period	9,414	11,527	12,998	6,563	12,522	15,116	12,133	11,889	10,027	8,879
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during April 2017)										
Value at beginning of period										$11.48
Value at end of period										$13.83
Number of accumulation units outstanding at end of period										1,876
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.81	$17.36	$21.65	$23.26	$23.43	$26.38	$31.41	$33.78	$33.69	$34.92
Value at end of period	$17.36	$21.65	$23.26	$23.43	$26.38	$31.41	$33.78	$33.69	$34.92	$40.99
Number of accumulation units outstanding at end of period	675	676	354	61	61	61	61	60	60	60
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.15	$11.24	$16.13	$20.12	$19.66	$22.85	$29.98	$33.43	$34.47	$38.38
Value at end of period	$11.24	$16.13	$20.12	$19.66	$22.85	$29.98	$33.43	$34.47	$38.38	$48.47
Number of accumulation units outstanding at end of period	317	317	166	28	28	28	28	28	28	28
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$15.87	$16.67	$18.71	$20.02	$21.18	$22.73	$22.50	$23.40	$23.24	$23.60
Value at end of period	$16.67	$18.71	$20.02	$21.18	$22.73	$22.50	$23.40	$23.24	$23.60	$24.24
Number of accumulation units outstanding at end of period	98	141	179	0	0	0	0	0	0	0

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
JANUS HENDERSON GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$17.95	$17.74	$18.32	$17.21	$13.52	$11.36	$13.29	$11.58	$8.48	$15.47
Value at end of period	$22.59	$17.95	$17.74	$18.32	$17.21	$13.52	$11.36	$13.29	$11.58	$8.48
Number of accumulation units outstanding at end of period	57	57	57	57	57	57	57	336	640	640
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$21.88	$21.97	$21.04	$18.79	$14.55	$12.38	$13.19	$11.62	$8.60	$14.40
Value at end of period	$27.73	$21.88	$21.97	$21.04	$18.79	$14.55	$12.38	$13.19	$11.62	$8.60
Number of accumulation units outstanding at end of period	35	35	35	35	35	35	35	207	394	394
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$21.11	$16.89	$17.67	$16.97	$12.63	$10.98	$11.29	$9.13	$7.17	$9.42
Value at end of period	$22.97	$21.11	$16.89	$17.67	$16.97	$12.63	$10.98	$11.29	$9.13	$7.17
Number of accumulation units outstanding at end of period	215	0	256	257	3,114	2,663	2,655	1,157	439	289
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$24.03	$20.83	$21.85	$19.77	$15.30	$13.48	$14.17	$11.40	$9.09	$15.12
Value at end of period	$25.44	$24.03	$20.83	$21.85	$19.77	$15.30	$13.48	$14.17	$11.40	$9.09
Number of accumulation units outstanding at end of period	3,967	3,943	3,907	5,195	5,521	6,793	8,788	46,985	42,976	39,703
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.21									
Value at end of period	$10.26									
Number of accumulation units outstanding at end of period	210									
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$10.25	$10.18								
Value at end of period	$10.48	$10.25								
Number of accumulation units outstanding at end of period	890	285								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$18.32	$16.82	$17.07	$15.62	$11.42	$10.41	$10.83	$8.92	$6.90	$11.40
Value at end of period	$21.50	$18.32	$16.82	$17.07	$15.62	$11.42	$10.41	$10.83	$8.92	$6.90
Number of accumulation units outstanding at end of period	1,074	478	478	484	1,185	478	956	5,820	4,614	3,155
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$69.86	$65.95	$77.43	$82.08	$76.43	$63.82	$78.63	$62.48	$34.69	$67.35
Value at end of period	$93.31	$69.86	$65.95	$77.43	$82.08	$76.43	$63.82	$78.63	$62.48	$34.69
Number of accumulation units outstanding at end of period	2,306	1,852	1,892	3,255	4,658	6,026	6,336	26,964	24,570	25,538
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.75	$22.01	$23.60	$21.28	$15.22	$13.02	$13.43	$10.98	$8.08	$13.11
Value at end of period	$29.13	$25.75	$22.01	$23.60	$21.28	$15.22	$13.02	$13.43	$10.98	$8.08
Number of accumulation units outstanding at end of period	2,610	2,672	4,792	5,228	4,476	3,074	3,594	5,216	4,593	3,898
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.71	$15.93	$16.16	$15.10	$13.10	$11.88	$12.21	$11.01	$9.15	$13.33
Value at end of period	$18.74	$16.71	$15.93	$16.16	$15.10	$13.10	$11.88	$12.21	$11.01	$9.15
Number of accumulation units outstanding at end of period	4,266	5,600	5,546	5,584	8,621	7,822	16,004	35,451	28,380	23,113
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$5.83									
Value at end of period	$6.24									
Number of accumulation units outstanding at end of period	329									

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.27	$14.65	$15.19	$14.87	$16.53	$15.34	$13.86	$12.93	$11.03	$11.97
Value at end of period	$15.69	$15.27	$14.65	$15.19	$14.87	$16.53	$15.34	$13.86	$12.93	$11.03
Number of accumulation units outstanding at end of period	5,162	4,649	10,994	11,614	15,383	15,272	16,471	59,406	46,670	38,861
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$19.27	$17.02	$17.87	$18.02	$16.23	$14.11	$14.48	$12.38	$7.78	$12.16
Value at end of period	$20.48	$19.27	$17.02	$17.87	$18.02	$16.23	$14.11	$14.48	$12.38	$7.78
Number of accumulation units outstanding at end of period	3,129	3,328	3,332	3,570	2,451	2,550	2,758	33,297	29,339	26,037
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$9.97	$10.12								
Value at end of period	$10.18	$9.97								
Number of accumulation units outstanding at end of period	7	7								
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$32.25	$30.63	$32.28	$32.07	$31.65	$27.58	$28.51	$25.53	$21.67	$20.57
Value at end of period	$32.71	$32.25	$30.63	$32.28	$32.07	$31.65	$27.58	$28.51	$25.53	$21.67
Number of accumulation units outstanding at end of period	4,710	4,468	4,151	4,412	5,553	4,893	8,695	54,530	40,252	38,562
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$3.51	$2.42	$3.33	$3.67	$7.63	$8.75	$10.51			
Value at end of period	$3.81	$3.51	$2.42	$3.33	$3.67	$7.63	$8.75			
Number of accumulation units outstanding at end of period	2,105	6,604	2,123	763	251	510	460			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.86	$19.53	$20.08	$19.07	$16.49	$14.64	$14.97	$13.24	$11.20	$15.72
Value at end of period	$23.72	$20.86	$19.53	$20.08	$19.07	$16.49	$14.64	$14.97	$13.24	$11.20
Number of accumulation units outstanding at end of period	94,238	72,243	77,687	88,395	94,511	115,055	72,857	186,608	178,075	183,469
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$11.57									
Value at end of period	$12.63									
Number of accumulation units outstanding at end of period	2,443									
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.15	$13.43	$14.17	$14.23	$14.96	$13.99	$13.61	$11.86	$9.84	$11.75
Value at end of period	$15.38	$14.15	$13.43	$14.17	$14.23	$14.96	$13.99	$13.61	$11.86	$9.84
Number of accumulation units outstanding at end of period	10,554	9,948	10,674	15,552	18,487	22,159	22,164	78,531	67,604	73,247
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.84	$9.36	$10.02							
Value at end of period	$12.06	$9.84	$9.36							
Number of accumulation units outstanding at end of period	10,370	9,558	11,796							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$10.31	$9.53								
Value at end of period	$11.75	$10.31								
Number of accumulation units outstanding at end of period	0	565								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.50	$12.59	$12.70	$12.82	$12.93	$13.04	$13.16	$13.25	$13.32	$13.09
Value at end of period	$12.47	$12.50	$12.59	$12.70	$12.82	$12.93	$13.04	$13.16	$13.25	$13.32
Number of accumulation units outstanding at end of period	73,450	45,895	50,846	71,832	73,733	71,661	67,860	122,127	148,503	201,556
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.86	$16.41	$16.80	$15.31	$11.82	$10.31	$10.43	$9.22	$7.14	$11.55
Value at end of period	$21.29	$17.86	$16.41	$16.80	$15.31	$11.82	$10.31	$10.43	$9.22	$7.14
Number of accumulation units outstanding at end of period	635,431	82,726	90,106	95,255	109,590	129,851	197,096	307,382	266,125	279,405

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.57	$8.88	$13.15	$14.88	$15.40	$17.41	$18.22	$18.27	$17.74	$20.15
Value at end of period	$8.88	$13.15	$14.88	$15.40	$17.41	$18.22	$18.27	$17.74	$20.15	$21.21
Number of accumulation units outstanding at end of period	4,417	3,247	2,644	914	777	852	647	669	840	1,373
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.20	$9.46	$11.55	$13.04	$12.91	$14.65	$19.29	$21.77	$21.76	$23.78
Value at end of period	$9.46	$11.55	$13.04	$12.91	$14.65	$19.29	$21.77	$21.76	$23.78	$29.37
Number of accumulation units outstanding at end of period	116,681	113,038	104,993	49,281	32,402	31,567	30,088	26,793	24,131	31,148
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.03	$14.87	$19.41	$23.45	$22.97	$26.80	$35.73	$38.80	$37.76	$44.22
Value at end of period	$14.87	$19.41	$23.45	$22.97	$26.80	$35.73	$38.80	$37.76	$44.22	$49.77
Number of accumulation units outstanding at end of period	57,438	52,695	56,445	44,199	56,306	49,853	43,851	40,274	35,944	39,651
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.82	$11.07	$13.70	$16.68	$16.41	$18.28	$25.85	$27.01	$25.91	$32.69
Value at end of period	$11.07	$13.70	$16.68	$16.41	$18.28	$25.85	$27.01	$25.91	$32.69	$35.61
Number of accumulation units outstanding at end of period	56,988	50,732	50,009	47,531	46,476	43,391	41,455	37,236	32,862	35,437
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.98	$14.49	$16.03	$17.45	$18.59	$20.16	$19.95	$21.09	$21.03	$21.74
Value at end of period	$14.49	$16.03	$17.45	$18.59	$20.16	$19.95	$21.09	$21.03	$21.74	$22.64
Number of accumulation units outstanding at end of period	82,848	74,366	77,947	37,958	49,600	38,780	37,381	47,912	44,115	56,342
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.95	$5.93	$7.52	$8.03	$6.99	$8.23	$9.90	$9.23	$9.07	$9.06
Value at end of period	$5.93	$7.52	$8.03	$6.99	$8.23	$9.90	$9.23	$9.07	$9.06	$11.21
Number of accumulation units outstanding at end of period	1,528	13,889	22,804	8,800	4,784	4,403	4,301	3,946	4,155	6,357
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.32	$10.34	$12.10	$15.70	$17.68	$18.64	$19.20
Value at end of period				$10.34	$12.10	$15.70	$17.68	$18.64	$19.20	$24.69
Number of accumulation units outstanding at end of period				22,840	12,489	9,922	22,687	19,301	19,054	22,202
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.17	$6.35	$7.09	$8.38	$8.60	$9.78	$12.68	$13.83	$13.10	$14.79
Value at end of period	$6.35	$7.09	$8.38	$8.60	$9.78	$12.68	$13.83	$13.10	$14.79	$16.64
Number of accumulation units outstanding at end of period	100,144	126,610	144,296	16,038	13,002	24,281	30,846	27,810	24,420	37,327
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$15.15	$9.37	$13.13	$16.96	$16.72	$18.92	$24.75	$26.70	$26.60	$28.28
Value at end of period	$9.37	$13.13	$16.96	$16.72	$18.92	$24.75	$26.70	$26.60	$28.28	$35.05
Number of accumulation units outstanding at end of period	10,458	15,536	23,982	2,449	2,931	10,135	8,975	8,282	8,219	9,173
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.30	$7.33	$9.04	$10.40	$9.87	$10.81	$13.99	$15.99	$15.79	$17.03
Value at end of period	$7.33	$9.04	$10.40	$9.87	$10.81	$13.99	$15.99	$15.79	$17.03	$20.55
Number of accumulation units outstanding at end of period	5,149	3,976	4,254	2,583	848	811	713	976	804	789
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.71	$12.56	$14.05	$14.51	$16.46	$21.53	$24.13	$25.74	$27.18
Value at end of period		$12.56	$14.05	$14.51	$16.46	$21.53	$24.13	$25.74	$27.18	$35.36
Number of accumulation units outstanding at end of period		1,197	5,426	5,121	1,408	1,408	525	624	162	1,798
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.95	$6.64	$8.14	$9.05	$9.20	$10.54	$13.79	$15.43	$15.62	$17.17
Value at end of period	$6.64	$8.14	$9.05	$9.20	$10.54	$13.79	$15.43	$15.62	$17.17	$20.86
Number of accumulation units outstanding at end of period	3,219	8,501	4,273	10,391	2,995	4,070	663	488	1,760	1,189

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.06	$11.85	$13.06	$13.01	$14.95	$19.48	$21.66	$20.66	$23.61
Value at end of period		$11.85	$13.06	$13.01	$14.95	$19.48	$21.66	$20.66	$23.61	$26.49
Number of accumulation units outstanding at end of period		259	552	256	281	302	351	367	1,073	3,112
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.41	$12.85	$16.02	$15.53	$17.78	$23.77	$26.17	$25.73	$27.24
Value at end of period		$12.85	$16.02	$15.53	$17.78	$23.77	$26.17	$25.73	$27.24	$33.57
Number of accumulation units outstanding at end of period		1,732	2,065	2,835	2,835	1,285	1,522	861	586	677
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period			$9.35	$10.22	$9.93	$11.52	$15.33	$17.12	$16.49	$18.53
Value at end of period			$10.22	$9.93	$11.52	$15.33	$17.12	$16.49	$18.53	$21.66
Number of accumulation units outstanding at end of period			227	10	10	10	10	25	25	825
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period		$5.81	$8.74	$10.95	$10.42	$11.99	$16.48	$17.14	$16.21	$19.46
Value at end of period		$8.74	$10.95	$10.42	$11.99	$16.48	$17.14	$16.21	$19.46	$22.04
Number of accumulation units outstanding at end of period		2,015	1,506	1,918	1,923	30	35	337	558	1,494
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.98	$14.33	$18.12	$22.34	$21.59	$24.50	$33.45	$35.31	$34.72	$42.84
Value at end of period	$14.33	$18.12	$22.34	$21.59	$24.50	$33.45	$35.31	$34.72	$42.84	$47.25
Number of accumulation units outstanding at end of period	19,452	20,351	22,782	10,780	32,492	30,774	26,181	25,770	23,472	21,274
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.88	$6.42	$8.33	$10.93	$10.92	$12.47	$17.19	$17.99	$17.67	$19.85
Value at end of period	$6.42	$8.33	$10.93	$10.92	$12.47	$17.19	$17.99	$17.67	$19.85	$23.36
Number of accumulation units outstanding at end of period	4,579	5,325	6,340	1,414	1,125	1,119	1,295	563	1,647	1,608
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.65	$8.29	$10.34	$11.66	$11.19	$12.58	$14.51	$15.18	$15.03	$15.77
Value at end of period	$8.29	$10.34	$11.66	$11.19	$12.58	$14.51	$15.18	$15.03	$15.77	$18.02
Number of accumulation units outstanding at end of period	50,385	55,673	57,814	27,622	26,424	33,807	25,251	14,789	13,291	24,182
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.09	$8.17	$10.40	$11.80	$11.16	$12.73	$15.18	$15.90	$15.68	$16.51
Value at end of period	$8.17	$10.40	$11.80	$11.16	$12.73	$15.18	$15.90	$15.68	$16.51	$19.54
Number of accumulation units outstanding at end of period	76,062	77,040	100,990	26,337	17,515	17,069	17,522	15,629	15,682	42,903
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.51	$8.05	$10.36	$11.82	$11.11	$12.72	$15.56	$16.36	$16.06	$16.94
Value at end of period	$8.05	$10.36	$11.82	$11.11	$12.72	$15.56	$16.36	$16.06	$16.94	$20.35
Number of accumulation units outstanding at end of period	21,630	25,893	35,152	11,737	11,639	11,119	10,273	10,031	9,445	27,131
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period				$10.67	$10.86	$12.43	$15.22	$16.03	$15.74	$16.61
Value at end of period				$10.86	$12.43	$15.22	$16.03	$15.74	$16.61	$20.02
Number of accumulation units outstanding at end of period				36	616	1,697	2,105	2,125	2,444	5,892
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$9.24	$6.93	$8.54	$9.54	$9.22	$10.39	$11.91	$12.55	$12.38	$13.05
Value at end of period	$6.93	$8.54	$9.54	$9.22	$10.39	$11.91	$12.55	$12.38	$13.05	$14.84
Number of accumulation units outstanding at end of period	157	778	1,238	1,421	1,638	1,770	1,509	1,611	1,636	1,636
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.46	$9.46	$10.99	$11.94	$11.88	$12.92	$13.70	$14.35	$14.24	$14.74
Value at end of period	$9.46	$10.99	$11.94	$11.88	$12.92	$13.70	$14.35	$14.24	$14.74	$15.97
Number of accumulation units outstanding at end of period	713	2,104	3,324	4,132	5,132	6,363	7,467	12,647	7,170	12,698

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S) (Funds were first received in this option during October 2014)										
Value at beginning of period	$12.92	$12.32	$12.48	$12.22						
Value at end of period	$14.13	$12.92	$12.32	$12.48						
Number of accumulation units outstanding at end of period	0	0	0	2,497						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.44	$18.56	$18.77	$17.76	$15.99	$14.36	$14.24	$12.94	$11.07	$14.62
Value at end of period	$21.30	$19.44	$18.56	$18.77	$17.76	$15.99	$14.36	$14.24	$12.94	$11.07
Number of accumulation units outstanding at end of period	10,184	1,112	1,256	1,256	1,378	1,381	27,964	6,872	7,254	7,714
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.97	$16.96	$17.31	$16.39	$13.52	$11.86	$12.33	$11.00	$8.86	$13.99
Value at end of period	$20.99	$17.97	$16.96	$17.31	$16.39	$13.52	$11.86	$12.33	$11.00	$8.86
Number of accumulation units outstanding at end of period	8,732	9,201	10,396	10,446	14,654	15,771	18,683	24,487	23,921	26,263
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.42	$17.43	$17.69	$16.73	$14.48	$12.86	$13.05	$11.75	$9.73	$14.13
Value at end of period	$20.90	$18.42	$17.43	$17.69	$16.73	$14.48	$12.86	$13.05	$11.75	$9.73
Number of accumulation units outstanding at end of period	12,998	13,580	13,650	15,406	12,810	12,595	12,883	15,938	18,737	19,694
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.56	$12.38	$12.47	$11.90	$12.32	$11.97	$11.27	$10.71	$10.21	$10.22
Value at end of period	$12.85	$12.56	$12.38	$12.47	$11.90	$12.32	$11.97	$11.27	$10.71	$10.21
Number of accumulation units outstanding at end of period	7,504	7,047	4,509	3,094	131	1,171	5,619	6,521	5,986	594
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during June 2012)										
Value at beginning of period	$22.75	$20.56	$20.52	$18.27	$13.96	$12.42				
Value at end of period	$27.39	$22.75	$20.56	$20.52	$18.27	$13.96				
Number of accumulation units outstanding at end of period	14,831	12,203	16,136	19,294	20,768	20,071				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.03	$28.49	$29.26	$26.25	$20.16	$17.48	$18.22	$15.06	$11.20	$15.39
Value at end of period	$38.57	$35.03	$28.49	$29.26	$26.25	$20.16	$17.48	$18.22	$15.06	$11.20
Number of accumulation units outstanding at end of period	273	158	0	4	30	122	511	3,355	1,619	1,458
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.65	$29.36	$31.20	$30.17	$21.93	$18.49	$18.25	$14.56	$10.86	$18.66
Value at end of period	$38.95	$30.65	$29.36	$31.20	$30.17	$21.93	$18.49	$18.25	$14.56	$10.86
Number of accumulation units outstanding at end of period	10,950	11,521	14,949	16,766	17,436	14,990	19,458	33,234	26,624	26,245
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.70	$13.70	$14.02	$12.40	$12.04	$9.64	$10.25	$8.89	$6.71	$9.74
Value at end of period	$15.04	$13.70	$13.70	$14.02	$12.40	$12.04	$9.64	$10.25	$8.89	$6.71
Number of accumulation units outstanding at end of period	11,943	11,509	13,269	13,890	9,921	12,274	11,256	19,024	16,447	25,364
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$17.26	$16.92	$13.14	$13.00	$11.35	$10.46	$8.25	$6.12	$10.05
Value at end of period	$18.59	$17.83	$17.26	$16.92	$13.14	$13.00	$11.35	$10.46	$8.25	$6.12
Number of accumulation units outstanding at end of period	5,633	5,190	5,138	6,449	5,083	3,590	2,322	8,145	9,315	9,896
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.22	$29.99	$29.38	$26.28	$19.68	$17.69	$18.73	$16.86	$12.93	$21.46
Value at end of period	$38.82	$32.22	$29.99	$29.38	$26.28	$19.68	$17.69	$18.73	$16.86	$12.93
Number of accumulation units outstanding at end of period	903	916	1,355	1,371	1,366	2,114	2,061	2,537	2,292	3,217
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.05	$15.54	$16.16	$15.63	$11.27	$9.95	$10.32	$8.31	$6.73	$10.30
Value at end of period	$20.94	$19.05	$15.54	$16.16	$15.63	$11.27	$9.95	$10.32	$8.31	$6.73
Number of accumulation units outstanding at end of period	1,518	490	354	547	164	158	151	3,794	3,127	2,466

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.12	$8.89	$11.32	$12.92	$12.53	$14.74	$19.72	$21.33	$19.87	$23.20
Value at end of period	$8.89	$11.32	$12.92	$12.53	$14.74	$19.72	$21.33	$19.87	$23.20	$27.06
Number of accumulation units outstanding at end of period	48,408	51,500	51,409	43,309	43,190	38,234	36,753	35,151	30,842	31,193
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.72	$9.66	$11.75	$13.08	$12.82	$14.33	$17.75	$19.16	$18.60	$21.25
Value at end of period	$9.66	$11.75	$13.08	$12.82	$14.33	$17.75	$19.16	$18.60	$21.25	$23.35
Number of accumulation units outstanding at end of period	54,955	51,757	55,501	26,491	18,986	13,104	16,268	12,970	12,657	14,922
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.94	$8.69	$10.67	$11.90	$11.54	$13.10	$17.38	$18.97	$18.25	$21.69
Value at end of period	$8.69	$10.67	$11.90	$11.54	$13.10	$17.38	$18.97	$18.25	$21.69	$24.48
Number of accumulation units outstanding at end of period	8,324	7,071	7,703	1,053	961	961	864	694	220	588
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.82	$11.99	$20.38	$24.29	$19.68	$23.23	$21.70	$21.70	$18.11	$20.27
Value at end of period	$11.99	$20.38	$24.29	$19.68	$23.23	$21.70	$21.70	$18.11	$20.27	$28.73
Number of accumulation units outstanding at end of period	14,870	13,325	13,436	6,290	6,272	4,027	3,240	2,267	1,872	2,240
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$11.83	$14.73	$17.95	$18.11	$21.54	$28.08	$32.00	$30.76	$34.96
Value at end of period	$11.83	$14.73	$17.95	$18.11	$21.54	$28.08	$32.00	$30.76	$34.96	$39.40
Number of accumulation units outstanding at end of period	17,365	16,714	18,805	9,427	10,162	10,396	8,585	8,438	7,155	7,830
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.75	$8.85	$11.17	$14.03	$13.72	$16.13	$22.22	$23.86	$22.77	$27.44
Value at end of period	$8.85	$11.17	$14.03	$13.72	$16.13	$22.22	$23.86	$22.77	$27.44	$31.43
Number of accumulation units outstanding at end of period	1,331	597	721	448	397	620	675	941	366	492
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$15.03	$8.89	$12.29	$14.14	$12.88	$15.53	$19.56	$19.84	$20.47	$20.33
Value at end of period	$8.89	$12.29	$14.14	$12.88	$15.53	$19.56	$19.84	$20.47	$20.33	$27.51
Number of accumulation units outstanding at end of period	151,270	154,655	162,327	92,366	116,938	101,861	93,242	87,528	75,361	81,916
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.15	$7.80	$12.92	$15.24	$14.99	$17.27	$19.22	$19.12	$18.07	$20.47
Value at end of period	$7.80	$12.92	$15.24	$14.99	$17.27	$19.22	$19.12	$18.07	$20.47	$21.78
Number of accumulation units outstanding at end of period	2,474	824	3,065	1,439	1,652	1,807	1,995	1,639	1,795	2,375
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.88	$9.25	$12.22	$13.81	$14.08	$15.98	$19.35	$21.51	$22.42	$24.01
Value at end of period	$9.25	$12.22	$13.81	$14.08	$15.98	$19.35	$21.51	$22.42	$24.01	$27.39
Number of accumulation units outstanding at end of period	101,481	107,774	146,179	11,329	14,914	19,536	18,100	20,620	20,130	42,441
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.95	$7.86	$11.41	$14.53	$13.86	$15.96	$21.38	$23.69	$23.95	$25.50
Value at end of period	$7.86	$11.41	$14.53	$13.86	$15.96	$21.38	$23.69	$23.95	$25.50	$31.54
Number of accumulation units outstanding at end of period	78,804	73,974	76,196	52,401	32,317	25,090	22,276	18,877	17,760	19,628
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.33	$11.68	$14.47	$16.49	$16.19	$18.81	$24.19	$25.76	$23.76	$27.97
Value at end of period	$11.68	$14.47	$16.49	$16.19	$18.81	$24.19	$25.76	$23.76	$27.97	$32.22
Number of accumulation units outstanding at end of period	17,037	12,594	15,057	3,385	3,335	3,758	3,569	3,280	3,911	11,719
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$17.44	$9.99	$14.15	$16.39	$16.07	$18.93	$26.13	$28.15	$30.91	$31.10
Value at end of period	$9.99	$14.15	$16.39	$16.07	$18.93	$26.13	$28.15	$30.91	$31.10	$41.17
Number of accumulation units outstanding at end of period	22,562	21,841	19,136	6,582	17,689	20,363	22,139	23,235	23,160	24,191
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.30	$9.16	$12.49	$14.08	$12.23	$14.40	$16.31	$15.99	$15.69	$15.85
Value at end of period	$9.16	$12.49	$14.08	$12.23	$14.40	$16.31	$15.99	$15.69	$15.85	$20.08
Number of accumulation units outstanding at end of period	4,854	5,312	5,780	387	639	322	1,475	1,260	3,398	2,042

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.76	$9.67	$10.10	$10.91	$9.15	$7.77	$8.90	$8.25	$6.30	$10.20
Value at end of period	$11.84	$9.76	$9.67	$10.10	$10.91	$9.15	$7.77	$8.90	$8.25	$6.30
Number of accumulation units outstanding at end of period	8,191	5,564	5,187	4,742	6,902	8,477	21,567	33,476	33,496	31,936
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.33	$12.13	$13.24	$13.74	$10.62	$8.80	$9.42	$8.82	$6.72	$11.25
Value at end of period	$15.62	$13.33	$12.13	$13.24	$13.74	$10.62	$8.80	$9.42	$8.82	$6.72
Number of accumulation units outstanding at end of period	619	600	494	638	629	795	712	1,086	889	1,984
WANGER INTERNATIONAL										
Value at beginning of period	$11.81	$12.09	$12.19	$12.86	$10.61	$8.80	$10.41	$8.41	$5.66	$10.50
Value at end of period	$15.56	$11.81	$12.09	$12.19	$12.86	$10.61	$8.80	$10.41	$8.41	$5.66
Number of accumulation units outstanding at end of period	1,836	2,585	2,475	1,754	1,978	2,199	2,447	8,038	4,078	2,310
WANGER SELECT										
Value at beginning of period	$24.47	$21.78	$21.93	$21.45	$16.08	$13.70	$16.79	$13.39	$8.13	$16.10
Value at end of period	$30.72	$24.47	$21.78	$21.93	$21.45	$16.08	$13.70	$16.79	$13.39	$8.13
Number of accumulation units outstanding at end of period	1,057	1,218	1,360	1,349	2,008	2,144	2,156	27,833	16,337	17,196
WANGER USA										
Value at beginning of period	$25.56	$22.69	$23.03	$22.18	$16.73	$14.07	$14.71	$12.03	$8.54	$14.28
Value at end of period	$30.29	$25.56	$22.69	$23.03	$22.18	$16.73	$14.07	$14.71	$12.03	$8.54
Number of accumulation units outstanding at end of period	944	1,098	1,103	370	376	2,935	2,802	10,591	3,960	4,954
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$44.94	$35.19	$37.20	$34.96	$25.55	$22.72	$23.43	$19.29	$14.99	$22.16
Value at end of period	$49.47	$44.94	$35.19	$37.20	$34.96	$25.55	$22.72	$23.43	$19.29	$14.99
Number of accumulation units outstanding at end of period	1,126	984	981	1,113	1,508	1,880	2,768	51,212	44,484	36,986

TABLE 21

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90% EFFECTIVE DECEMBER 16, 2008

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$21.46	$21.23	$20.91	$20.13	$15.07	$13.24	$14.10	$13.12		
Value at end of period	$27.10	$21.46	$21.23	$20.91	$20.13	$15.07	$13.24	$14.10		
Number of accumulation units outstanding at end of period	1,279	1,278	1,279	1,286	1,281	1,271	1,260	1,260		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$17.21	$16.14	$16.35	$14.47	$11.89	$10.79	$11.09	$10.22		
Value at end of period	$22.00	$17.21	$16.14	$16.35	$14.47	$11.89	$10.79	$11.09		
Number of accumulation units outstanding at end of period	37,841	38,635	40,197	1,502	484	401	243	180		
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$17.61	$16.25	$16.88	$15.61	$12.14	$11.17	$11.06	$10.20		
Value at end of period	$21.23	$17.61	$16.25	$16.88	$15.61	$12.14	$11.17	$11.06		
Number of accumulation units outstanding at end of period	2,079	2,037	2,110	1,712	1,575	1,488	1,346	1,326		

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$12.24	$11.79	$12.16	$11.95	$13.27	$12.55	$11.21	$11.43		
Value at end of period	$12.50	$12.24	$11.79	$12.16	$11.95	$13.27	$12.55	$11.21		
Number of accumulation units outstanding at end of period	791	791	791	1,593	1,333	3,538	735	726		
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$9.86	$9.63								
Value at end of period	$11.16	$9.86								
Number of accumulation units outstanding at end of period	1,008	966								
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$16.62	$14.91	$14.56	$13.49	$10.35	$8.92	$9.17	$8.12	$6.35	
Value at end of period	$20.31	$16.62	$14.91	$14.56	$13.49	$10.35	$8.92	$9.17	$8.12	
Number of accumulation units outstanding at end of period	39,748	38,992	40,688	4,623	1,334	3,558	872	341	341	
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.66	$13.99	$13.75	$13.63	$10.63	$8.79	$10.35	$8.36	$5.61	
Value at end of period	$18.43	$14.66	$13.99	$13.75	$13.63	$10.63	$8.79	$10.35	$8.36	
Number of accumulation units outstanding at end of period	4,696	4,202	3,748	4,103	1,311	3,667	968	869	855	
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.07	$11.85	$11.93	$11.41	$11.74	$11.19	$10.60	$9.98	$9.75	
Value at end of period	$12.35	$12.07	$11.85	$11.93	$11.41	$11.74	$11.19	$10.60	$9.98	
Number of accumulation units outstanding at end of period	387	254	98	544	434	272	214	22	22	
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$15.94	$14.83	$14.21	$13.12	$9.90	$8.28	$8.79	$7.89	$6.12	
Value at end of period	$19.92	$15.94	$14.83	$14.21	$13.12	$9.90	$8.28	$8.79	$7.89	
Number of accumulation units outstanding at end of period	39,645	37,748	37,459	81,077	76,953	82,931	75,074	44,743	51,394	
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$16.13	$14.36	$14.52	$13.18	$10.09	$9.05	$8.54	$7.60	$6.58	
Value at end of period	$19.21	$16.13	$14.36	$14.52	$13.18	$10.09	$9.05	$8.54	$7.60	
Number of accumulation units outstanding at end of period	8,554	8,024	7,670	5,292	6,938	6,620	4,557	4,494	5,578	
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$21.34	$17.36	$19.54	$17.97	$12.55	$10.87	$11.74	$10.41		
Value at end of period	$23.58	$21.34	$17.36	$19.54	$17.97	$12.55	$10.87	$11.74		
Number of accumulation units outstanding at end of period	1,421	1,300	1,254	722	1,064	172	142	88		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$20.80	$18.16	$19.11	$17.37	$12.12	$10.16	$11.57	$10.24		
Value at end of period	$23.88	$20.80	$18.16	$19.11	$17.37	$12.12	$10.16	$11.57		
Number of accumulation units outstanding at end of period	1,759	1,721	1,704	1,597	2,521	1,532	1,533	1,532		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$9.67	$10.80	$11.33	$11.54	$9.31	$7.49	$8.15	$7.76	$5.71	
Value at end of period	$12.55	$9.67	$10.80	$11.33	$11.54	$9.31	$7.49	$8.15	$7.76	
Number of accumulation units outstanding at end of period	16,877	17,194	19,153	3,337	3,038	1,814	269	119	98	

Condensed Financial Information (continued)

AVE MARIA RISING DIVIDEND FUND
(Funds were first received in this option during February 2016)

	2016	2017
Value at beginning of period	$8.56	$10.47
Value at end of period	$10.47	$12.12
Number of accumulation units outstanding at end of period	4,908	8,117

BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)
(Funds were first received in this option during April 2016)

	2016	2017
Value at beginning of period	$9.51	$9.38
Value at end of period	$9.38	$11.61
Number of accumulation units outstanding at end of period	24	3,241

BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)
(Funds were first received in this option during November 2011)

	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$15.83	$15.49	$17.38	$22.96	$24.21	$22.34	$27.08
Value at end of period	$15.49	$17.38	$22.96	$24.21	$22.34	$27.08	$29.13
Number of accumulation units outstanding at end of period	24	46	37	47	7	7	0

CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)
(Funds were first received in this option during January 2009)

	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$6.92	$8.44	$9.38	$9.72	$10.64	$12.44	$13.52	$13.10	$14.00
Value at end of period	$8.44	$9.38	$9.72	$10.64	$12.44	$13.52	$13.10	$14.00	$15.54
Number of accumulation units outstanding at end of period	3,928	4,002	9,971	9,990	9,949	10,331	6,653	6,725	4,925

COHEN & STEERS REALTY SHARES, INC.
(Funds were first received in this option during February 2013)

	2013	2014	2015	2016	2017
Value at beginning of period	$11.32	$11.10	$14.33	$14.91	$15.60
Value at end of period	$11.10	$14.33	$14.91	$15.60	$16.56
Number of accumulation units outstanding at end of period	8	1,773	2,490	2,648	2,251

COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)
(Funds were first received in this option during September 2010)

	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$8.11	$9.05	$8.51	$9.69	$12.57	$13.92	$13.49	$15.34
Value at end of period	$9.05	$8.51	$9.69	$12.57	$13.92	$13.49	$15.34	$17.74
Number of accumulation units outstanding at end of period	227	931	4,240	1,612	1,685	780	994	1,115

COLUMBIA MID CAP VALUE FUND (CLASS A)
(Funds were first received in this option during April 2012)

	2012	2013	2014	2015	2016	2017
Value at beginning of period	$9.89	$10.71	$14.35	$15.93	$14.97	$16.90
Value at end of period	$10.71	$14.35	$15.93	$14.97	$16.90	$18.99
Number of accumulation units outstanding at end of period	2,527	30	37	810	819	15

DELAWARE SMALL CAP VALUE FUND (CLASS A)
(Funds were first received in this option during September 2013)

	2013	2014	2015	2016	2017
Value at beginning of period	$10.87	$12.06	$12.59	$11.68	$15.17
Value at end of period	$12.06	$12.59	$11.68	$15.17	$16.79
Number of accumulation units outstanding at end of period	11	24	0	576	0

FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)
(Funds were first received in this option during January 2009)

	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$5.83	$7.60	$8.83	$8.53	$9.84	$12.81	$14.21	$14.17	$15.17
Value at end of period	$7.60	$8.83	$8.53	$9.84	$12.81	$14.21	$14.17	$15.17	$18.33
Number of accumulation units outstanding at end of period	107,260	92,495	129,932	131,924	120,972	116,131	153,572	150,410	138,186

FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)
(Funds were first received in this option during January 2009)

	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$5.61	$7.06	$8.06	$8.07	$9.38	$11.91	$12.83	$12.21	$14.29
Value at end of period	$7.06	$8.06	$8.07	$9.38	$11.91	$12.83	$12.21	$14.29	$15.98
Number of accumulation units outstanding at end of period	82,677	72,686	90,073	86,877	81,787	77,590	57,455	54,903	52,063

CFI 161

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.26	$6.55	$8.07	$8.01	$9.10	$12.30	$13.57	$14.41	$14.40
Value at end of period		$6.55	$8.07	$8.01	$9.10	$12.30	$13.57	$14.41	$14.40	$19.28
Number of accumulation units outstanding at end of period		145,914	104,186	99,559	91,637	82,752	78,116	74,750	71,646	69,944
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.51	$6.91	$7.74	$6.36	$7.61	$9.83	$8.96	$9.20	$8.66
Value at end of period		$6.91	$7.74	$6.36	$7.61	$9.83	$8.96	$9.20	$8.66	$11.18
Number of accumulation units outstanding at end of period		8,248	7,459	7,452	7,312	6,999	6,942	8,701	8,817	9,532
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period		$6.35	$8.13	$10.33	$9.85	$11.56	$15.61	$15.55	$14.28	$18.42
Value at end of period		$8.13	$10.33	$9.85	$11.56	$15.61	$15.55	$14.28	$18.42	$20.20
Number of accumulation units outstanding at end of period		2,302	2,467	9,148	9,931	9,545	8,533	11,186	9,867	10,285
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period				$13.11	$12.74	$13.93	$17.84	$18.47	$17.52	$19.44
Value at end of period				$12.74	$13.93	$17.84	$18.47	$17.52	$19.44	$22.17
Number of accumulation units outstanding at end of period				63	97	144	260	0	0	0
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.17	$36.02	$50.03	$53.76	$55.95	$56.71
Value at end of period					$36.02	$50.03	$53.76	$55.95	$56.71	$71.57
Number of accumulation units outstanding at end of period					2,348	2,289	1,948	2,453	1,776	1,223
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period		$6.87	$8.74	$9.49	$9.39	$10.60	$13.58	$14.56	$13.59	$14.85
Value at end of period		$8.74	$9.49	$9.39	$10.60	$13.58	$14.56	$13.59	$14.85	$16.66
Number of accumulation units outstanding at end of period		14,173	12,119	12,260	13,705	11,356	9,175	11,217	11,282	7,241
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$11.68	$10.42	$10.51
Value at end of period								$10.42	$10.51	$13.83
Number of accumulation units outstanding at end of period								29	47	3,831
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.11	$8.02	$9.10	$8.54	$10.04	$12.96	$14.52	$15.15	$15.09
Value at end of period		$8.02	$9.10	$8.54	$10.04	$12.96	$14.52	$15.15	$15.09	$19.13
Number of accumulation units outstanding at end of period		220	220	220	220	220	220	220	220	220
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during August 2017)										
Value at beginning of period										$11.03
Value at end of period										$11.77
Number of accumulation units outstanding at end of period										23
LKCM AQUINAS CATHOLIC EQUITY FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period									$10.03	$10.35
Value at end of period									$10.35	$12.39
Number of accumulation units outstanding at end of period									40,284	44,000
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during November 2011)										
Value at beginning of period				$11.07	$11.04	$12.70	$17.07	$17.77	$16.98	$21.23
Value at end of period				$11.04	$12.70	$17.07	$17.77	$16.98	$21.23	$23.10
Number of accumulation units outstanding at end of period				113	196	274	350	6,312	6,715	7,079

CFI 162

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period		$5.73	$7.19	$8.93	$8.50	$9.65	$12.46	$13.77	$13.13	$15.15
Value at end of period		$7.19	$8.93	$8.50	$9.65	$12.46	$13.77	$13.13	$15.15	$16.04
Number of accumulation units outstanding at end of period		1,614	1,615	1,781	2,388	2,458	2,516	2,583	2,644	2,697
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period									$10.10	$10.10
Value at end of period									$10.10	$10.26
Number of accumulation units outstanding at end of period									2,975	3,002
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period							$10.02	$10.21	$10.11	$10.25
Value at end of period							$10.21	$10.11	$10.25	$10.48
Number of accumulation units outstanding at end of period							15	18,756	18,226	17,675
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$9.68	$9.22	$10.12	$13.84	$15.12	$14.90	$16.23
Value at end of period				$9.22	$10.12	$13.84	$15.12	$14.90	$16.23	$19.05
Number of accumulation units outstanding at end of period				380	1,006	795	740	449	449	438
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.42	$9.22	$11.61	$9.42	$11.29	$12.12	$11.43	$9.74	$10.32
Value at end of period		$9.22	$11.61	$9.42	$11.29	$12.12	$11.43	$9.74	$10.32	$13.78
Number of accumulation units outstanding at end of period		9,477	7,830	26,455	37,372	27,945	24,007	27,729	23,331	23,983
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.05	$7.98	$9.76	$9.46	$11.06	$15.46	$17.15	$15.99	$18.71
Value at end of period		$7.98	$9.76	$9.46	$11.06	$15.46	$17.15	$15.99	$18.71	$21.17
Number of accumulation units outstanding at end of period		3,428	2,246	2,473	2,473	2,246	1,427	1,088	1,159	1,043
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$7.05	$8.31	$9.21	$8.96	$9.88	$11.40	$12.20	$12.03	$12.61
Value at end of period		$8.31	$9.21	$8.96	$9.88	$11.40	$12.20	$12.03	$12.61	$14.14
Number of accumulation units outstanding at end of period		1,527	1,857	7,504	7,843	8,322	8,445	21,007	21,283	21,236
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during January 2017)										
Value at beginning of period										$6.26
Value at end of period										$6.24
Number of accumulation units outstanding at end of period										12
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$9.43	$11.21	$12.01	$13.30	$14.33	$12.89	$13.17	$12.70	$13.24
Value at end of period		$11.21	$12.01	$13.30	$14.33	$12.89	$13.17	$12.70	$13.24	$13.60
Number of accumulation units outstanding at end of period		919	840	696	6,654	6,003	5,819	3,763	1,798	1,926
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.49	$10.09	$11.81	$11.51	$13.24	$14.70	$14.58	$13.88	$15.71
Value at end of period		$10.09	$11.81	$11.51	$13.24	$14.70	$14.58	$13.88	$15.71	$16.70
Number of accumulation units outstanding at end of period		6,036	6,049	5,426	6,142	4,878	4,797	5,383	5,614	5,955

CFI 163

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during April 2016)										
Value at beginning of period									$10.13	$9.97
Value at end of period									$9.97	$10.18
Number of accumulation units outstanding at end of period									2,751	2,880
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$10.72	$12.50	$13.96	$13.51	$15.50	$15.71	$15.81	$15.00	$15.79
Value at end of period		$12.50	$13.96	$13.51	$15.50	$15.71	$15.81	$15.00	$15.79	$16.02
Number of accumulation units outstanding at end of period		4,690	4,661	8,073	15,629	17,107	16,662	13,482	11,755	9,565
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period									$10.20	$10.34
Value at end of period									$10.34	$12.73
Number of accumulation units outstanding at end of period									23	763
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2012)										
Value at beginning of period					$7.22	$7.63	$3.67	$3.33	$2.42	$3.51
Value at end of period					$7.63	$3.67	$3.33	$2.42	$3.51	$3.81
Number of accumulation units outstanding at end of period					1,519	108	1,152	47	47	47
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period		$7.15	$8.45	$9.56	$9.35	$10.53	$12.18	$12.82	$12.47	$13.32
Value at end of period		$8.45	$9.56	$9.35	$10.53	$12.18	$12.82	$12.47	$13.32	$15.15
Number of accumulation units outstanding at end of period		136,813	118,052	108,258	101,208	90,577	81,399	72,624	69,757	68,591
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during April 2016)										
Value at beginning of period									$9.77	$10.68
Value at end of period									$10.68	$12.63
Number of accumulation units outstanding at end of period									5	24
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$8.52	$10.27	$11.79	$12.12	$12.96	$12.33	$12.27	$11.64	$12.26
Value at end of period		$10.27	$11.79	$12.12	$12.96	$12.33	$12.27	$11.64	$12.26	$13.32
Number of accumulation units outstanding at end of period		25,469	23,132	23,173	27,970	26,059	25,914	21,238	21,373	20,087
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.02	$9.36	$9.84
Value at end of period								$9.36	$9.84	$12.06
Number of accumulation units outstanding at end of period								7,050	6,356	6,153
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$10.35	$10.29	$10.23	$10.14	$10.05	$9.96	$9.87	$9.79	$9.72
Value at end of period		$10.29	$10.23	$10.14	$10.05	$9.96	$9.87	$9.79	$9.72	$9.69
Number of accumulation units outstanding at end of period		11,278	13,456	15,579	13,408	44,452	17,125	34,089	29,779	23,991
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period		$6.11	$7.89	$8.93	$8.82	$10.12	$13.11	$14.38	$14.05	$15.28
Value at end of period		$7.89	$8.93	$8.82	$10.12	$13.11	$14.38	$14.05	$15.28	$18.23
Number of accumulation units outstanding at end of period		158,546	144,274	134,901	127,589	151,913	138,073	156,224	153,138	150,715
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$7.90	$11.39	$12.89	$13.34	$15.08	$15.78	$15.82	$15.36	$17.45
Value at end of period		$11.39	$12.89	$13.34	$15.08	$15.78	$15.82	$15.36	$17.45	$18.37
Number of accumulation units outstanding at end of period		1,303	543	294	287	287	567	733	822	867

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period		$6.19	$7.56	$8.54	$8.46	$9.59	$12.64	$14.26	$14.25	$15.58
Value at end of period		$7.56	$8.54	$8.46	$9.59	$12.64	$14.26	$14.25	$15.58	$19.24
Number of accumulation units outstanding at end of period		14,310	13,230	25,770	30,621	30,917	30,228	22,764	16,541	15,675
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period		$6.04	$7.88	$9.53	$9.33	$10.89	$14.52	$15.76	$15.34	$17.96
Value at end of period		$7.88	$9.53	$9.33	$10.89	$14.52	$15.76	$15.34	$17.96	$20.22
Number of accumulation units outstanding at end of period		17,408	14,349	29,610	34,715	29,374	29,295	14,350	10,572	9,814
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period		$6.20	$7.67	$9.34	$9.19	$10.24	$14.48	$15.13	$14.51	$18.31
Value at end of period		$7.67	$9.34	$9.19	$10.24	$14.48	$15.13	$14.51	$18.31	$19.95
Number of accumulation units outstanding at end of period		3,691	2,808	10,666	12,655	7,944	7,248	2,090	1,924	1,637
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period		$9.24	$10.22	$11.13	$11.86	$12.85	$12.72	$13.45	$13.41	$13.87
Value at end of period		$10.22	$11.13	$11.86	$12.85	$12.72	$13.45	$13.41	$13.87	$14.43
Number of accumulation units outstanding at end of period		13,615	10,057	10,042	19,144	15,178	12,153	20,615	18,786	18,159
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.99	$7.56	$8.08	$7.03	$8.27	$9.95	$9.28	$9.11	$9.11
Value at end of period		$7.56	$8.08	$7.03	$8.27	$9.95	$9.28	$9.11	$9.11	$11.27
Number of accumulation units outstanding at end of period		233	152	375	697	804	842	581	185	185
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.32	$10.34	$12.10	$15.70	$17.68	$18.64	$19.20
Value at end of period				$10.34	$12.10	$15.70	$17.68	$18.64	$19.20	$24.69
Number of accumulation units outstanding at end of period				13,503	20,005	19,070	57,798	56,588	54,529	50,252
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.89	$7.52	$8.90	$9.13	$10.38	$13.46	$14.68	$13.90	$15.69
Value at end of period		$7.52	$8.90	$9.13	$10.38	$13.46	$14.68	$13.90	$15.69	$17.66
Number of accumulation units outstanding at end of period		4,280	4,279	15,606	30,926	30,898	35,010	32,535	29,794	29,327
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period		$6.37	$8.93	$11.54	$11.38	$12.88	$16.84	$18.17	$18.10	$19.24
Value at end of period		$8.93	$11.54	$11.38	$12.88	$16.84	$18.17	$18.10	$19.24	$23.85
Number of accumulation units outstanding at end of period		3,880	626	1,554	7,948	9,806	9,792	10,407	10,177	9,586
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period										$10.84
Value at end of period										$13.61
Number of accumulation units outstanding at end of period										1,403
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.57	$7.87	$9.06	$8.60	$9.41	$12.19	$13.93	$13.76	$14.83
Value at end of period		$7.87	$9.06	$8.60	$9.41	$12.19	$13.93	$13.76	$14.83	$17.90
Number of accumulation units outstanding at end of period		216	303	416	721	838	751	107	107	101
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.71	$12.56	$14.05	$14.51	$16.46	$21.53	$24.13	$25.74	$27.18
Value at end of period		$12.56	$14.05	$14.51	$16.46	$21.53	$24.13	$25.74	$27.18	$35.36
Number of accumulation units outstanding at end of period		1,119	95	571	1,368	1,443	1,344	868	598	1,372

Condensed Financial Information (continued)

VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$17.26	$15.70	$15.52	$13.87	$10.60	$9.25	$9.10	$8.19	$6.95	
Value at end of period	$20.97	$17.26	$15.70	$15.52	$13.87	$10.60	$9.25	$9.10	$8.19	
Number of accumulation units outstanding at end of period	2,495	2,560	209	1,558	1,554	1,341	1,020	604	447	

VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$23.61	$20.66	$21.66	$19.48	$14.95	$13.01	$13.06	$11.85	$10.06	
Value at end of period	$26.49	$23.61	$20.66	$21.66	$19.48	$14.95	$13.01	$13.06	$11.85	
Number of accumulation units outstanding at end of period	382	382	382	791	766	813	807	724	325	

VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$27.24	$25.73	$26.17	$23.77	$17.78	$15.53	$16.02	$12.85	$11.41	
Value at end of period	$33.57	$27.24	$25.73	$26.17	$23.77	$17.78	$15.53	$16.02	$12.85	
Number of accumulation units outstanding at end of period	418	773	754	733	714	689	380	420	419	

VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2013)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$18.63	$16.58	$17.21	$15.41	$14.27					
Value at end of period	$21.78	$18.63	$16.58	$17.21	$15.41					
Number of accumulation units outstanding at end of period	13,285	13,478	13,939	440	12					

VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during November 2011)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$19.57	$16.30	$17.24	$16.57	$12.05	$10.48	$10.61			
Value at end of period	$22.16	$19.57	$16.30	$17.24	$16.57	$12.05	$10.48			
Number of accumulation units outstanding at end of period	116	116	116	298	154	62	29			

VOYA SMALL COMPANY PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$19.75	$16.01	$16.28	$15.42	$11.29	$9.95	$10.30	$8.35	$6.61	
Value at end of period	$21.78	$19.75	$16.01	$16.28	$15.42	$11.29	$9.95	$10.30	$8.35	
Number of accumulation units outstanding at end of period	4,174	5,830	5,605	4,586	4,785	5,320	2,797	2,497	1,910	

VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$19.62	$17.46	$17.78	$16.98	$12.32	$10.80	$10.80	$8.24	$6.34	
Value at end of period	$23.09	$19.62	$17.46	$17.78	$16.98	$12.32	$10.80	$10.80	$8.24	
Number of accumulation units outstanding at end of period	2,617	3,323	3,424	1,243	1,243	1,908	84	84	84	

VOYA SOLUTION 2025 PORTFOLIO (CLASS S)
(Funds were first received in this option during January 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.27	$11.69	$11.81	$11.28	$9.79	$8.71	$9.07	$8.04	$6.56	
Value at end of period	$14.02	$12.27	$11.69	$11.81	$11.28	$9.79	$8.71	$9.07	$8.04	
Number of accumulation units outstanding at end of period	146,158	144,350	153,638	155,173	165,598	184,878	186,519	175,224	172,291	

VOYA SOLUTION 2035 PORTFOLIO (CLASS S)
(Funds were first received in this option during January 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.37	$11.75	$11.92	$11.38	$9.54	$8.36	$8.85	$7.79	$6.26	
Value at end of period	$14.65	$12.37	$11.75	$11.92	$11.38	$9.54	$8.36	$8.85	$7.79	
Number of accumulation units outstanding at end of period	159,890	166,102	167,882	171,558	178,121	191,008	190,362	162,701	184,057	

VOYA SOLUTION 2045 PORTFOLIO (CLASS S)
(Funds were first received in this option during January 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.28	$11.64	$11.86	$11.28	$9.22	$8.06	$8.57	$7.51	$5.98	
Value at end of period	$14.75	$12.28	$11.64	$11.86	$11.28	$9.22	$8.06	$8.57	$7.51	
Number of accumulation units outstanding at end of period	99,927	113,466	117,182	109,319	110,353	114,275	112,510	103,452	118,926	

VOYA SOLUTION 2055 PORTFOLIO (CLASS S)
(Funds were first received in this option during November 2011)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$16.61	$15.74	$16.03	$15.22	$12.43	$10.86	$11.14			
Value at end of period	$20.02	$16.61	$15.74	$16.03	$15.22	$12.43	$10.86			
Number of accumulation units outstanding at end of period	2,493	2,023	1,649	1,137	622	332	151			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$13.12	$12.45	$12.62	$11.97	$10.45	$9.27	$9.59	$8.58	$6.41	
Value at end of period	$14.92	$13.12	$12.45	$12.62	$11.97	$10.45	$9.27	$9.59	$8.58	
Number of accumulation units outstanding at end of period	0	0	0	552	438	330	164	80	56	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.91	$12.47	$12.57	$11.99	$11.31	$10.40	$10.46	$9.63	$8.30	
Value at end of period	$13.99	$12.91	$12.47	$12.57	$11.99	$11.31	$10.40	$10.46	$9.63	
Number of accumulation units outstanding at end of period	110,528	126,665	143,306	15,631	15,709	15,898	8,636	21,775	20,298	
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$13.00	$12.39	$12.55	$11.99	$11.04	$9.95	$10.08			
Value at end of period	$14.21	$13.00	$12.39	$12.55	$11.99	$11.04	$9.95			
Number of accumulation units outstanding at end of period	0	0	0	14,363	10,011	226	129			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.42	$12.81	$12.95	$12.26	$11.03	$9.91	$9.82	$8.92	$7.64	
Value at end of period	$14.70	$13.42	$12.81	$12.95	$12.26	$11.03	$9.91	$9.82	$8.92	
Number of accumulation units outstanding at end of period	2,818	2,579	2,511	2,531	2,530	3,448	5,610	5,923	8,881	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.80	$12.08	$12.34	$11.68	$9.63	$8.45	$8.78	$7.84	$6.32	
Value at end of period	$14.96	$12.80	$12.08	$12.34	$11.68	$9.63	$8.45	$8.78	$7.84	
Number of accumulation units outstanding at end of period	24,144	23,013	23,937	23,738	23,265	25,373	25,629	26,435	34,652	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.06	$12.36	$12.54	$11.86	$10.27	$9.12	$9.26	$8.34	$6.90	
Value at end of period	$14.82	$13.06	$12.36	$12.54	$11.86	$10.27	$9.12	$9.26	$8.34	
Number of accumulation units outstanding at end of period	11,602	11,886	11,949	12,114	12,956	14,416	15,215	18,946	22,666	
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$12.63	$12.45	$12.54	$11.97	$12.39	$12.04	$11.33	$10.77	$10.23	
Value at end of period	$12.92	$12.63	$12.45	$12.54	$11.97	$12.39	$12.04	$11.33	$10.77	
Number of accumulation units outstanding at end of period	8,568	8,510	14,175	8,875	8,731	979	156	118	80	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$21.93	$17.84	$18.32	$16.43	$14.63					
Value at end of period	$24.15	$21.93	$17.84	$18.32	$16.43					
Number of accumulation units outstanding at end of period	3,299	2,614	1,258	580	553					
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$16.02	$15.34	$16.30	$15.77	$11.46	$9.66	$9.54	$7.61	$5.83	
Value at end of period	$20.35	$16.02	$15.34	$16.30	$15.77	$11.46	$9.66	$9.54	$7.61	
Number of accumulation units outstanding at end of period	15,989	13,260	12,641	3,801	3,965	4,282	580	211	199	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.74	$13.74	$14.06	$12.44	$12.07	$9.66	$10.28	$8.92	$6.68	
Value at end of period	$15.08	$13.74	$13.74	$14.06	$12.44	$12.07	$9.66	$10.28	$8.92	
Number of accumulation units outstanding at end of period	8,765	9,488	9,224	9,612	9,620	9,705	9,076	4,875	5,145	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$15.57	$15.07	$14.77	$11.47	$11.34	$9.91	$9.13	$7.20	$5.12	
Value at end of period	$16.23	$15.57	$15.07	$14.77	$11.47	$11.34	$9.91	$9.13	$7.20	
Number of accumulation units outstanding at end of period	3,294	3,051	3,004	2,315	1,083	1,689	362	123	89	

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.12	$7.77	$8.62	$8.15	$9.06	$12.10	$13.53	$13.81	$14.84
Value at end of period		$7.77	$8.62	$8.15	$9.06	$12.10	$13.53	$13.81	$14.84	$17.88
Number of accumulation units outstanding at end of period		2,041	581	581	820	697	535	480	480	327
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period					$9.56	$10.51	$14.58	$15.08	$14.50	$17.78
Value at end of period					$10.51	$14.58	$15.08	$14.50	$17.78	$19.55
Number of accumulation units outstanding at end of period					277	302	339	386	406	30
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.14	$7.71	$8.79	$8.53	$10.03	$13.42	$14.52	$13.53	$15.79
Value at end of period		$7.71	$8.79	$8.53	$10.03	$13.42	$14.52	$13.53	$15.79	$18.42
Number of accumulation units outstanding at end of period		1,507	963	831	3,452	1,298	3,946	4,378	4,837	4,194
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$7.56	$9.12	$10.15	$9.95	$11.13	$13.78	$14.88	$14.44	$16.50
Value at end of period		$9.12	$10.15	$9.95	$11.13	$13.78	$14.88	$14.44	$16.50	$18.13
Number of accumulation units outstanding at end of period		75,093	65,559	58,004	65,240	59,844	60,246	63,696	60,275	59,986
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period				$9.24	$8.75	$9.94	$13.18	$14.39	$13.84	$16.45
Value at end of period				$8.75	$9.94	$13.18	$14.39	$13.84	$16.45	$18.57
Number of accumulation units outstanding at end of period				21	834	1,672	951	2,341	2,480	1,753
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.20	$8.34	$9.94	$8.05	$9.51	$8.88	$8.88	$7.41	$8.30
Value at end of period		$8.34	$9.94	$8.05	$9.51	$8.88	$8.88	$7.41	$8.30	$11.76
Number of accumulation units outstanding at end of period		4,759	3,002	2,645	3,087	1,769	1,811	2,190	1,530	3,383
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.68	$8.13	$9.91	$10.00	$11.89	$15.51	$17.67	$16.98	$19.30
Value at end of period		$8.13	$9.91	$10.00	$11.89	$15.51	$17.67	$16.98	$19.30	$21.75
Number of accumulation units outstanding at end of period		948	948	948	6,145	5,074	4,942	5,266	5,356	4,936
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.63	$8.29	$10.41	$10.18	$11.97	$16.48	$17.70	$16.90	$20.36
Value at end of period		$8.29	$10.41	$10.18	$11.97	$16.48	$17.70	$16.90	$20.36	$23.32
Number of accumulation units outstanding at end of period		42	1	7	9	566	1,242	2,412	2,599	2,774
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.88	$7.96	$9.16	$8.34	$10.06	$12.67	$12.85	$13.26	$13.17
Value at end of period		$7.96	$9.16	$8.34	$10.06	$12.67	$12.85	$13.26	$13.17	$17.81
Number of accumulation units outstanding at end of period		37,240	33,023	33,065	54,475	49,805	46,772	61,323	54,661	54,843
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$7.09	$11.52	$13.58	$13.37	$15.39	$17.14	$17.04	$16.11	$18.24
Value at end of period		$11.52	$13.58	$13.37	$15.39	$17.14	$17.04	$16.11	$18.24	$19.41
Number of accumulation units outstanding at end of period		700	1,041	545	3,195	3,284	2,915	2,236	1,628	1,671

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$7.31	$9.43	$10.65	$10.86	$12.33	$14.93	$16.59	$17.30	$18.53
Value at end of period		$9.43	$10.65	$10.86	$12.33	$14.93	$16.59	$17.30	$18.53	$21.13
Number of accumulation units outstanding at end of period		5,989	5,924	57,281	93,634	100,041	110,885	130,738	135,590	134,732
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.78	$8.05	$10.25	$9.79	$11.26	$15.09	$16.72	$16.91	$18.00
Value at end of period		$8.05	$10.25	$9.79	$11.26	$15.09	$16.72	$16.91	$18.00	$22.26
Number of accumulation units outstanding at end of period		65,801	53,235	49,255	43,448	41,553	39,040	48,196	44,818	44,120
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.41	$7.74	$8.82	$8.66	$10.06	$12.93	$13.77	$12.71	$14.96
Value at end of period		$7.74	$8.82	$8.66	$10.06	$12.93	$13.77	$12.71	$14.96	$17.23
Number of accumulation units outstanding at end of period		11,583	10,508	10,512	10,066	9,866	10,705	16,469	17,225	16,633
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.87	$8.00	$9.27	$9.08	$10.71	$14.77	$15.91	$17.48	$17.58
Value at end of period		$8.00	$9.27	$9.08	$10.71	$14.77	$15.91	$17.48	$17.58	$23.28
Number of accumulation units outstanding at end of period		39,602	30,394	30,682	42,364	41,317	39,652	47,817	50,194	51,694
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.12	$6.74	$7.60	$6.61	$7.78	$8.81	$8.63	$8.48	$8.56
Value at end of period		$6.74	$7.60	$6.61	$7.78	$8.81	$8.63	$8.48	$8.56	$10.85
Number of accumulation units outstanding at end of period		1,208	852	350	359	9	9	119	120	166
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$6.40	$8.30	$8.96	$7.81	$9.21	$10.97	$10.16	$9.73	$9.82
Value at end of period		$8.30	$8.96	$7.81	$9.21	$10.97	$10.16	$9.73	$9.82	$11.91
Number of accumulation units outstanding at end of period		1,396	748	1,167	4,049	3,834	4,010	4,788	4,441	4,431
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period		$5.35	$7.76	$8.29	$7.74	$9.34	$12.10	$11.66	$10.68	$11.74
Value at end of period		$7.76	$8.29	$7.74	$9.34	$12.10	$11.66	$10.68	$11.74	$13.75
Number of accumulation units outstanding at end of period		123	214	988	1,177	1,211	1,198	0	0	0
WANGER INTERNATIONAL										
(Funds were first received in this option during February 2009)										
Value at beginning of period		$4.77	$7.60	$9.41	$7.96	$9.59	$11.63	$11.02	$10.93	$10.68
Value at end of period		$7.60	$9.41	$7.96	$9.59	$11.63	$11.02	$10.93	$10.68	$14.07
Number of accumulation units outstanding at end of period		68	0	242	1,734	2,272	3,349	2,270	2,142	2,215
WANGER SELECT										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$4.99	$7.93	$9.95	$8.12	$9.53	$12.71	$12.99	$12.91	$14.50
Value at end of period		$7.93	$9.95	$8.12	$9.53	$12.71	$12.99	$12.91	$14.50	$18.20
Number of accumulation units outstanding at end of period		2,710	2,762	2,761	6,925	6,556	6,700	6,695	6,310	6,334
WANGER USA										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$5.98	$8.23	$10.06	$9.63	$11.45	$15.18	$15.76	$15.52	$17.49
Value at end of period		$8.23	$10.06	$9.63	$11.45	$15.18	$15.76	$15.52	$17.49	$20.73
Number of accumulation units outstanding at end of period		353	353	353	566	588	612	1,333	1,387	1,231

CFI 169

Condensed Financial Information (continued)

TABLE 22

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)
(Funds were first received in this option during January 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$19.25	$15.07	$15.93	$14.97	$10.94	$9.73	$10.04	$8.26	$6.50
Value at end of period	$21.18	$19.25	$15.07	$15.93	$14.97	$10.94	$9.73	$10.04	$8.26
Number of accumulation units outstanding at end of period	8,129	7,885	7,727	6,975	7,097	7,522	2,030	1,868	1,869

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$21.38	$21.16	$20.85	$20.08	$15.05	$13.22	$14.09	$12.98	$10.11	
Value at end of period	$26.99	$21.38	$21.16	$20.85	$20.08	$15.05	$13.22	$14.09	$12.98	
Number of accumulation units outstanding at end of period	10,781	9,959	10,821	8,543	6,540	6,031	5,954	5,973	1,120	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.09	$16.03	$16.26	$14.39	$11.83	$10.74	$11.05	$9.62	$8.02	
Value at end of period	$21.84	$17.09	$16.03	$16.26	$14.39	$11.83	$10.74	$11.05	$9.62	
Number of accumulation units outstanding at end of period	76,112	72,160	80,463	96,931	77,694	76,499	65,873	52,828	18,888	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.48	$16.14	$16.78	$15.52	$12.08	$11.12	$11.01	$9.91	$8.41	
Value at end of period	$21.07	$17.48	$16.14	$16.78	$15.52	$12.08	$11.12	$11.01	$9.91	
Number of accumulation units outstanding at end of period	134,062	133,828	135,787	135,194	126,181	113,004	103,855	67,671	27,634	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.19	$11.75	$12.12	$11.92	$13.24	$12.53	$11.20	$10.72	$10.02	
Value at end of period	$12.45	$12.19	$11.75	$12.12	$11.92	$13.24	$12.53	$11.20	$10.72	
Number of accumulation units outstanding at end of period	83,506	69,385	83,359	79,279	79,219	122,142	94,773	39,910	23,654	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.86	$9.31	$9.76							
Value at end of period	$11.14	$9.86	$9.31							
Number of accumulation units outstanding at end of period	38,744	19,956	574							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.46	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	$6.11	$10.08
Value at end of period	$20.10	$16.46	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	$6.11
Number of accumulation units outstanding at end of period	352,606	367,302	296,304	264,185	265,874	242,343	225,832	191,775	160,449	49,533
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.52	$13.86	$13.63	$13.51	$10.55	$8.73	$10.28	$8.31	$5.46	$8.94
Value at end of period	$18.24	$14.52	$13.86	$13.63	$13.51	$10.55	$8.73	$10.28	$8.31	$5.46
Number of accumulation units outstanding at end of period	51,456	49,145	43,520	39,027	42,242	40,690	34,596	24,840	25,038	3,508
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.95	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71	$9.99
Value at end of period	$12.22	$11.95	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71
Number of accumulation units outstanding at end of period	146,895	144,454	122,036	119,988	120,489	119,894	98,158	78,000	54,367	12,918

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$14.80	$8.93	$11.90	$13.24	$12.47	$14.89	$19.74	$21.37	$22.30	$23.95
Value at end of period	$8.93	$11.90	$13.24	$12.47	$14.89	$19.74	$21.37	$22.30	$23.95	$29.91
Number of accumulation units outstanding at end of period	685,933	866,848	939,233	1,014,665	997,051	1,044,667	1,033,466	982,274	970,917	955,193
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64	$22.05
Value at end of period	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64	$22.05	$26.24
Number of accumulation units outstanding at end of period	317,989	388,051	403,204	430,567	440,375	430,785	443,091	435,079	457,746	470,201
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N) (Funds were first received in this option during July 2010)										
Value at beginning of period			$9.46	$11.74	$10.86	$12.53	$17.93	$19.49	$17.31	$21.27
Value at end of period			$11.74	$10.86	$12.53	$17.93	$19.49	$17.31	$21.27	$23.49
Number of accumulation units outstanding at end of period			8,689	28,312	43,476	75,801	96,610	80,171	79,801	84,356
ARIEL FUND (INVESTOR CLASS) (Funds were first received in this option during May 2010)										
Value at beginning of period			$10.46	$11.56	$10.15	$12.10	$17.34	$19.06	$18.11	$20.73
Value at end of period			$11.56	$10.15	$12.10	$17.34	$19.06	$18.11	$20.73	$23.79
Number of accumulation units outstanding at end of period			7,375	9,880	11,322	24,260	29,733	40,963	34,828	32,269
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.31	$5.76	$7.98	$8.37	$7.69	$9.55	$11.84	$11.61	$11.06	$9.89
Value at end of period	$5.76	$7.98	$8.37	$7.69	$9.55	$11.84	$11.61	$11.06	$9.89	$12.84
Number of accumulation units outstanding at end of period	1,182	10,664	12,494	22,314	34,867	43,695	42,293	50,081	51,662	49,971
AVE MARIA RISING DIVIDEND FUND (Funds were first received in this option during May 2015)										
Value at beginning of period								$9.99	$9.15	$10.46
Value at end of period								$9.15	$10.46	$12.10
Number of accumulation units outstanding at end of period								1,455	7,211	7,295
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES) (Funds were first received in this option during May 2015)										
Value at beginning of period								$10.17	$10.08	$9.38
Value at end of period								$10.08	$9.38	$11.59
Number of accumulation units outstanding at end of period								59,510	39,595	56,888
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES) (Funds were first received in this option during June 2009)										
Value at beginning of period		$10.16	$12.62	$15.71	$15.47	$17.35	$22.91	$24.14	$22.26	$26.97
Value at end of period		$12.62	$15.71	$15.47	$17.35	$22.91	$24.14	$22.26	$26.97	$29.00
Number of accumulation units outstanding at end of period		339	11,021	13,668	15,387	17,940	17,333	17,508	19,214	12,533
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.63	$12.67	$15.72	$17.46	$18.09	$19.80	$23.14	$25.12	$24.34	$26.00
Value at end of period	$12.67	$15.72	$17.46	$18.09	$19.80	$23.14	$25.12	$24.34	$26.00	$28.85
Number of accumulation units outstanding at end of period	117,437	110,585	107,928	104,489	99,205	99,833	101,669	104,737	93,579	76,370
COHEN & STEERS REALTY SHARES, INC. (Funds were first received in this option during May 2011)										
Value at beginning of period				$9.97	$9.47	$10.86	$11.09	$14.30	$14.87	$15.56
Value at end of period				$9.47	$10.86	$11.09	$14.30	$14.87	$15.56	$16.50
Number of accumulation units outstanding at end of period				2,045	13,873	23,721	48,430	51,083	51,397	53,067
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.99	$6.18	$7.80	$8.98	$8.45	$9.62	$12.47	$13.80	$13.36	$15.19
Value at end of period	$6.18	$7.80	$8.98	$8.45	$9.62	$12.47	$13.80	$13.36	$15.19	$17.56
Number of accumulation units outstanding at end of period	12,592	18,922	22,439	33,157	36,369	36,315	39,852	43,480	29,038	40,949

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$16.74	$14.83	$15.79	$14.23	$10.63	$9.21	$9.72	$7.98	$6.09	$8.97
Value at end of period	$18.79	$16.74	$14.83	$15.79	$14.23	$10.63	$9.21	$9.72	$7.98	$6.09
Number of accumulation units outstanding at end of period	15,024	16,107	14,873	15,979	9,355	12,442	12,903	11,918	4,624	1,682
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$15.14	$11.66	$12.58	$12.06	$10.35					
Value at end of period	$16.75	$15.14	$11.66	$12.58	$12.06					
Number of accumulation units outstanding at end of period	10,501	18,011	3,932	4,292	846					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$52.33	$48.91	$49.05	$44.23	$34.01	$29.50	$30.55	$26.31	$19.57	$34.37
Value at end of period	$63.17	$52.33	$48.91	$49.05	$44.23	$34.01	$29.50	$30.55	$26.31	$19.57
Number of accumulation units outstanding at end of period	739,582	794,188	895,239	940,391	1,001,571	1,036,706	1,130,087	1,120,823	1,150,736	4,412,465
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.16	$30.08	$31.62	$29.36	$23.13	$19.90	$19.90	$17.45	$13.53	$23.82
Value at end of period	$39.32	$35.16	$30.08	$31.62	$29.36	$23.13	$19.90	$19.90	$17.45	$13.53
Number of accumulation units outstanding at end of period	320,881	345,722	370,182	405,048	439,435	475,934	555,901	616,365	686,820	721,774
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.48	$32.53	$30.64	$27.80	$20.58	$18.12	$18.25	$14.84	$11.68	$22.32
Value at end of period	$43.48	$32.48	$32.53	$30.64	$27.80	$20.58	$18.12	$18.25	$14.84	$11.68
Number of accumulation units outstanding at end of period	377,472	380,654	422,980	447,516	478,392	499,583	547,005	574,550	631,481	635,450
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.50	$21.80	$21.24	$23.33	$18.05	$15.10	$18.40	$16.42	$13.10	$23.53
Value at end of period	$26.46	$20.50	$21.80	$21.24	$23.33	$18.05	$15.10	$18.40	$16.42	$13.10
Number of accumulation units outstanding at end of period	30,947	34,028	37,842	38,914	46,965	45,859	49,021	53,685	61,282	66,559
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$34.39	$26.67	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90	$17.94
Value at end of period	$37.69	$34.39	$26.67	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90
Number of accumulation units outstanding at end of period	140,682	158,204	149,873	162,656	181,004	197,548	205,528	201,779	189,715	156,837
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.37	$17.46	$18.42	$17.80	$13.91	$12.72	$13.70	$12.29	$9.90	
Value at end of period	$22.07	$19.37	$17.46	$18.42	$17.80	$13.91	$12.72	$13.70	$12.29	
Number of accumulation units outstanding at end of period	13,325	15,865	14,536	13,325	10,424	14,464	12,716	11,632	4,526	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$56.57	$55.84	$53.69	$49.98	$36.01	$37.17				
Value at end of period	$71.36	$56.57	$55.84	$53.69	$49.98	$36.01				
Number of accumulation units outstanding at end of period	21,370	21,740	30,198	32,187	36,477	36,822				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.26	$14.88	$15.95	$14.89	$11.63	$10.31	$10.41	$9.59	$7.55	$10.91
Value at end of period	$18.22	$16.26	$14.88	$15.95	$14.89	$11.63	$10.31	$10.41	$9.59	$7.55
Number of accumulation units outstanding at end of period	101,624	116,495	122,139	148,067	155,604	161,725	176,657	192,819	237,934	215,266
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$49.50	$47.78	$47.93	$44.60	$37.47	$33.30	$33.07	$30.80	$24.70	$29.63
Value at end of period	$58.07	$49.50	$47.78	$47.93	$44.60	$37.47	$33.30	$33.07	$30.80	$24.70
Number of accumulation units outstanding at end of period	131	126	120	168	162	158	150	151	101	102
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$41.84	$37.60	$36.48	$32.73	$24.96	$21.49	$22.00	$17.65	$12.30	$22.07
Value at end of period	$52.82	$41.84	$37.60	$36.48	$32.73	$24.96	$21.49	$22.00	$17.65	$12.30
Number of accumulation units outstanding at end of period	1	1	1	67	70	162	162	162	237	152

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$19.37	$20.34	$22.81	$24.40	$25.80	$27.68	$27.38	$28.46	$28.26	$28.68
Value at end of period	$20.34	$22.81	$24.40	$25.80	$27.68	$27.38	$28.46	$28.26	$28.68	$29.44
Number of accumulation units outstanding at end of period	21	24	27	0	0	0	0	0	0	0
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$23.03	$12.63	$17.22	$19.76	$16.88	$20.08	$25.55	$27.19	$26.32	$26.61
Value at end of period	$12.63	$17.22	$19.76	$16.88	$20.08	$25.55	$27.19	$26.32	$26.61	$33.48
Number of accumulation units outstanding at end of period	67	77	77	77	77	41	41	15	15	15
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.46	$12.22	$16.50	$18.72	$17.56	$20.62	$26.63	$29.80	$31.10	$30.96
Value at end of period	$12.22	$16.50	$18.72	$17.56	$20.62	$26.63	$29.80	$31.10	$30.96	$39.22
Number of accumulation units outstanding at end of period	89	89	72	72	72	4	4	4	3	3
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES) (Funds were first received in this option during June 2017)										
Value at beginning of period										$10.88
Value at end of period										$11.73
Number of accumulation units outstanding at end of period										1,604
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$9.12	$7.16	$9.12	$11.27	$10.96	$12.60	$16.92	$17.61	$16.82	$21.02
Value at end of period	$7.16	$9.12	$11.27	$10.96	$12.60	$16.92	$17.61	$16.82	$21.02	$22.86
Number of accumulation units outstanding at end of period	1,035	14,221	19,058	27,054	32,459	34,180	34,776	27,382	25,663	24,139
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.07	$9.05	$11.35	$14.11	$13.41	$15.22	$19.64	$21.70	$20.68	$23.84
Value at end of period	$9.05	$11.35	$14.11	$13.41	$15.22	$19.64	$21.70	$20.68	$23.84	$25.23
Number of accumulation units outstanding at end of period	1,641,822	272,007	264,738	253,651	237,774	211,952	178,018	166,767	153,990	142,324
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4) (Funds were first received in this option during May 2016)										
Value at beginning of period									$10.00	$10.10
Value at end of period									$10.10	$10.25
Number of accumulation units outstanding at end of period									89,012	27,565
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS) (Funds were first received in this option during July 2013)										
Value at beginning of period						$9.61	$9.73	$10.20	$10.10	$10.23
Value at end of period						$9.73	$10.20	$10.10	$10.23	$10.45
Number of accumulation units outstanding at end of period						18,566	66,264	101,797	125,022	130,864
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.39	$6.89	$8.90	$10.80	$10.38	$11.39	$15.56	$17.00	$16.74	$18.23
Value at end of period	$6.89	$8.90	$10.80	$10.38	$11.39	$15.56	$17.00	$16.74	$18.23	$21.37
Number of accumulation units outstanding at end of period	27,716	30,140	45,564	46,799	47,118	61,056	57,625	54,651	54,425	57,749
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$67.10	$34.54	$62.18	$78.22	$63.46	$75.96	$81.53	$76.88	$65.44	$69.29
Value at end of period	$34.54	$62.18	$78.22	$63.46	$75.96	$81.53	$76.88	$65.44	$69.29	$92.50
Number of accumulation units outstanding at end of period	149,476	171,985	182,477	171,874	167,612	160,476	150,097	141,613	130,663	124,395
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.63	$15.18	$21.02	$24.15	$21.94	$26.35	$33.23	$33.67	$34.66	$34.37
Value at end of period	$15.18	$21.02	$24.15	$21.94	$26.35	$33.23	$33.67	$34.66	$34.37	$46.52
Number of accumulation units outstanding at end of period	130	183	199	181	192	175	183	157	156	164

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$16.81	$14.28	$16.81	$19.15	$19.13	$21.51	$21.28	$21.68	$20.99	$22.15
Value at end of period	$14.28	$16.81	$19.15	$19.13	$21.51	$21.28	$21.68	$20.99	$22.15	$23.31
Number of accumulation units outstanding at end of period	25	29	32	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.09	$8.06	$10.96	$13.40	$12.98	$15.17	$21.18	$23.49	$21.89	$25.60
Value at end of period	$8.06	$10.96	$13.40	$12.98	$15.17	$21.18	$23.49	$21.89	$25.60	$28.95
Number of accumulation units outstanding at end of period	30,484	42,136	45,193	51,093	52,464	66,696	64,895	65,375	64,840	60,986
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$13.28	$9.11	$10.96	$12.14	$11.81	$13.02	$15.00	$16.05	$15.81	$16.57
Value at end of period	$9.11	$10.96	$12.14	$11.81	$13.02	$15.00	$16.05	$15.81	$16.57	$18.58
Number of accumulation units outstanding at end of period	239,657	246,057	239,971	245,228	247,598	224,707	210,028	192,882	183,418	178,388
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.95	$11.00	$12.90	$13.81	$15.28	$16.46	$14.80	$15.11	$14.56	$15.17
Value at end of period	$11.00	$12.90	$13.81	$15.28	$16.46	$14.80	$15.11	$14.56	$15.17	$15.58
Number of accumulation units outstanding at end of period	258,944	288,203	318,137	352,020	393,753	314,784	279,617	237,147	228,592	209,985
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.14	$7.76	$12.34	$14.43	$14.06	$16.16	$17.93	$17.78	$16.92	$19.14
Value at end of period	$7.76	$12.34	$14.43	$14.06	$16.16	$17.93	$17.78	$16.92	$19.14	$20.34
Number of accumulation units outstanding at end of period	85,880	90,536	87,979	80,694	64,755	65,768	71,994	70,452	69,465	70,581
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$9.92	$9.93	$9.96
Value at end of period								$9.93	$9.96	$10.17
Number of accumulation units outstanding at end of period								28,496	56,374	54,878
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.78	$14.51	$17.08	$19.06	$18.44	$21.15	$21.41	$21.55	$20.43	$21.50
Value at end of period	$14.51	$17.08	$19.06	$18.44	$21.15	$21.41	$21.55	$20.43	$21.50	$21.80
Number of accumulation units outstanding at end of period	415,129	588,105	629,963	699,955	697,235	678,748	655,859	609,263	565,251	566,195
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period				$9.70	$8.75	$7.62	$3.67	$3.33	$2.42	$3.50
Value at end of period				$8.75	$7.62	$3.67	$3.33	$2.42	$3.50	$3.80
Number of accumulation units outstanding at end of period				43,049	52,541	121,325	125,988	115,822	141,825	111,427
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.49	$15.31	$18.08	$20.43	$19.97	$22.48	$25.99	$27.35	$26.58	$28.39
Value at end of period	$15.31	$18.08	$20.43	$19.97	$22.48	$25.99	$27.35	$26.58	$28.39	$32.27
Number of accumulation units outstanding at end of period	834,263	553,155	491,525	527,000	472,194	453,864	410,017	367,368	353,991	331,840
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period								$9.87	$9.63	$10.67
Value at end of period								$9.63	$10.67	$12.61
Number of accumulation units outstanding at end of period								12,028	6,977	25,267
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.73	$9.82	$11.70	$13.57	$13.94	$14.90	$14.02	$14.10	$13.36	$14.07
Value at end of period	$9.82	$11.70	$13.57	$13.94	$14.90	$14.02	$14.10	$13.36	$14.07	$15.28
Number of accumulation units outstanding at end of period	530,219	532,418	467,090	435,066	392,064	349,739	320,989	6,334	5,779	274,581
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.02	$9.36	$9.83
Value at end of period								$9.36	$9.83	$12.05
Number of accumulation units outstanding at end of period								376,449	338,763	313,333

CFI 174

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.10	$9.64	$10.35							
Value at end of period	$12.36	$10.10	$9.64							
Number of accumulation units outstanding at end of period	3,758	3,387	3,009							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$10.30	$9.73	$10.16	$10.10						
Value at end of period	$11.73	$10.30	$9.73	$10.16						
Number of accumulation units outstanding at end of period	10,247	8,599	3,771	1,273						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$11.37	$11.29	$11.22	$10.79	$11.10	$10.89	$10.24	$10.08		
Value at end of period	$11.43	$11.37	$11.29	$11.22	$10.79	$11.10	$10.89	$10.24		
Number of accumulation units outstanding at end of period	25,898	18,536	23,961	18,128	25,163	30,870	15,855	7,266		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.39	$13.49	$13.62	$13.75	$13.87	$14.00	$14.13	$14.23	$14.32	$14.08
Value at end of period	$13.34	$13.39	$13.49	$13.62	$13.75	$13.87	$14.00	$14.13	$14.23	$14.32
Number of accumulation units outstanding at end of period	433,536	526,041	469,490	471,733	578,941	546,739	707,063	647,497	815,873	3,316,496
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$27.41	$25.21	$25.82	$23.54	$18.19	$15.86	$16.05	$14.20	$11.01	$17.82
Value at end of period	$32.67	$27.41	$25.21	$25.82	$23.54	$18.19	$15.86	$16.05	$14.20	$11.01
Number of accumulation units outstanding at end of period	1,212,462	1,334,797	1,453,012	1,583,337	1,750,329	1,670,182	1,861,396	1,862,272	1,839,332	2,037,144
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55
Value at end of period	$21.07	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86
Number of accumulation units outstanding at end of period	50,416	63,515	64,582	64,492	78,943	95,490	54,082	56,297	39,078	16,990
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.49	$33.41	$33.45	$29.65	$22.52	$19.87	$20.07	$17.78	$14.57	$23.43
Value at end of period	$45.06	$36.49	$33.41	$33.45	$29.65	$22.52	$19.87	$20.07	$17.78	$14.57
Number of accumulation units outstanding at end of period	370,539	379,270	407,440	433,149	440,158	473,116	507,393	485,147	568,955	620,994
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$43.81	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79	$23.91
Value at end of period	$49.28	$43.81	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79
Number of accumulation units outstanding at end of period	263,899	285,399	311,335	341,646	387,424	393,730	433,512	457,951	487,393	1,877,948
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.39	$25.68	$26.79	$25.65	$18.14	$16.30	$16.58	$13.62	$11.02	$16.74
Value at end of period	$35.26	$32.39	$25.68	$26.79	$25.65	$18.14	$16.30	$16.58	$13.62	$11.02
Number of accumulation units outstanding at end of period	174,153	185,311	193,514	200,476	226,153	221,187	247,590	261,623	280,673	301,783
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$16.87	$15.78	$16.25	$15.42	$12.54	$10.93	$11.51	$11.26		
Value at end of period	$20.16	$16.87	$15.78	$16.25	$15.42	$12.54	$10.93	$11.51		
Number of accumulation units outstanding at end of period	6,864	4,498	2,625	923	2,547	1,726	853	53		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.41	$23.62	$23.71	$22.44	$22.68	$20.93	$19.65	$18.06	$16.34	$18.02
Value at end of period	$25.40	$24.41	$23.62	$23.71	$22.44	$22.68	$20.93	$19.65	$18.06	$16.34
Number of accumulation units outstanding at end of period	848,017	806,058	875,242	520,758	553,721	554,849	571,135	582,574	604,395	2,994,466
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.02	$9.03	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51	$5.93	$9.20
Value at end of period	$11.16	$9.02	$9.03	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51	$5.93
Number of accumulation units outstanding at end of period	216,525	248,696	216,984	197,292	152,357	146,917	125,263	119,799	138,315	564

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.32	$10.33	$12.08	$15.68	$17.64	$18.59	$19.14
Value at end of period				$10.33	$12.08	$15.68	$17.64	$18.59	$19.14	$24.60
Number of accumulation units outstanding at end of period				384,155	386,856	367,930	646,648	609,397	581,189	558,465
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.16	$6.34	$7.07	$8.37	$8.58	$9.75	$12.63	$13.77	$13.04	$14.71
Value at end of period	$6.34	$7.07	$8.37	$8.58	$9.75	$12.63	$13.77	$13.04	$14.71	$16.54
Number of accumulation units outstanding at end of period	640,957	646,775	646,828	1,190,520	1,058,327	1,238,781	1,314,387	1,177,906	1,103,510	1,029,756
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$15.10	$9.33	$13.07	$16.88	$16.64	$18.82	$24.60	$26.52	$26.41	$28.06
Value at end of period	$9.33	$13.07	$16.88	$16.64	$18.82	$24.60	$26.52	$26.41	$28.06	$34.77
Number of accumulation units outstanding at end of period	62,519	62,179	89,864	104,620	128,908	222,785	217,268	226,210	229,125	326,385
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during January 2017)										
Value at beginning of period										$10.66
Value at end of period										$13.63
Number of accumulation units outstanding at end of period										7,590
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.29	$7.32	$9.02	$10.38	$9.84	$10.77	$13.94	$15.92	$15.72	$16.94
Value at end of period	$7.32	$9.02	$10.38	$9.84	$10.77	$13.94	$15.92	$15.72	$16.94	$20.43
Number of accumulation units outstanding at end of period	63,777	72,682	77,966	78,529	80,117	82,202	91,839	75,364	75,038	73,843
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.70	$12.56	$14.03	$14.49	$16.43	$21.48	$24.07	$25.65	$27.08
Value at end of period		$12.56	$14.03	$14.49	$16.43	$21.48	$24.07	$25.65	$27.08	$35.21
Number of accumulation units outstanding at end of period		17,574	22,867	35,479	31,298	24,380	45,694	53,082	63,620	78,488
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.38	$6.64	$8.14	$9.04	$9.19	$10.52	$13.75	$15.38	$15.56	$17.10
Value at end of period	$6.64	$8.14	$9.04	$9.19	$10.52	$13.75	$15.38	$15.56	$17.10	$20.76
Number of accumulation units outstanding at end of period	2,112	51,257	84,470	94,922	115,917	147,468	166,825	185,230	165,693	160,821
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.06	$11.85	$13.05	$13.00	$14.92	$19.43	$21.60	$20.59	$23.52
Value at end of period		$11.85	$13.05	$13.00	$14.92	$19.43	$21.60	$20.59	$23.52	$26.37
Number of accumulation units outstanding at end of period		8,095	7,740	7,392	10,374	11,734	22,670	38,688	46,682	44,593
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.41	$12.84	$16.01	$15.51	$17.75	$23.71	$26.09	$25.64	$27.13
Value at end of period		$12.84	$16.01	$15.51	$17.75	$23.71	$26.09	$25.64	$27.13	$33.42
Number of accumulation units outstanding at end of period		14,537	17,516	17,781	13,637	16,525	20,937	21,152	23,207	29,232
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.07	$5.93	$8.23	$10.20	$9.92	$11.50	$15.28	$17.06	$16.42	$18.45
Value at end of period	$5.93	$8.23	$10.20	$9.92	$11.50	$15.28	$17.06	$16.42	$18.45	$21.56
Number of accumulation units outstanding at end of period	8,928	12,373	24,888	35,014	34,477	49,813	68,055	79,757	101,293	99,608
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.22	$6.96	$8.73	$10.93	$10.40	$11.96	$16.44	$17.08	$16.15	$19.38
Value at end of period	$6.96	$8.73	$10.93	$10.40	$11.96	$16.44	$17.08	$16.15	$19.38	$21.93
Number of accumulation units outstanding at end of period	7,368	7,676	10,983	17,258	15,352	28,961	37,568	51,382	57,016	66,831
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.08	$20.54	$25.96	$31.98	$30.89	$35.04	$47.82	$50.46	$49.59	$61.16
Value at end of period	$20.54	$25.96	$31.98	$30.89	$35.04	$47.82	$50.46	$49.59	$61.16	$67.42
Number of accumulation units outstanding at end of period	159,680	161,075	145,177	137,528	135,275	131,791	125,361	116,776	99,308	91,840

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.85	$6.39	$8.30	$10.88	$10.87	$12.40	$17.08	$17.87	$17.54	$19.70
Value at end of period	$6.39	$8.30	$10.88	$10.87	$12.40	$17.08	$17.87	$17.54	$19.70	$23.17
Number of accumulation units outstanding at end of period	51,117	66,416	63,400	72,009	73,862	87,312	102,649	105,143	109,964	118,544
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.63	$8.28	$10.31	$11.62	$11.16	$12.53	$14.44	$15.11	$14.95	$15.68
Value at end of period	$8.28	$10.31	$11.62	$11.16	$12.53	$14.44	$15.11	$14.95	$15.68	$17.91
Number of accumulation units outstanding at end of period	257,129	423,806	591,337	695,461	760,406	937,590	992,369	1,009,960	1,001,616	960,241
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.08	$8.16	$10.37	$11.77	$11.12	$12.68	$15.11	$15.82	$15.60	$16.41
Value at end of period	$8.16	$10.37	$11.77	$11.12	$12.68	$15.11	$15.82	$15.60	$16.41	$19.42
Number of accumulation units outstanding at end of period	155,507	259,975	353,891	445,355	502,391	612,203	631,168	628,522	655,375	696,136
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.49	$8.04	$10.34	$11.79	$11.08	$12.67	$15.49	$16.28	$15.97	$16.84
Value at end of period	$8.04	$10.34	$11.79	$11.08	$12.67	$15.49	$16.28	$15.97	$16.84	$20.22
Number of accumulation units outstanding at end of period	129,545	223,054	289,926	353,672	384,712	443,467	405,617	423,395	446,006	466,787
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$9.80	$11.55	$10.85	$12.42	$15.19	$15.99	$15.70	$16.55
Value at end of period			$11.55	$10.85	$12.42	$15.19	$15.99	$15.70	$16.55	$19.95
Number of accumulation units outstanding at end of period			2,134	10,336	21,159	41,506	48,091	67,113	73,860	99,588
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$7.12	$6.93	$8.53	$9.53	$9.20	$10.37	$11.88	$12.51	$12.33	$12.99
Value at end of period	$6.93	$8.53	$9.53	$9.20	$10.37	$11.88	$12.51	$12.33	$12.99	$14.77
Number of accumulation units outstanding at end of period	2,050	5,444	7,484	13,115	11,516	22,915	32,536	16,457	20,153	26,261
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.44	$9.45	$10.97	$11.91	$11.84	$12.87	$13.64	$14.29	$14.16	$14.66
Value at end of period	$9.45	$10.97	$11.91	$11.84	$12.87	$13.64	$14.29	$14.16	$14.66	$15.87
Number of accumulation units outstanding at end of period	20,664	52,353	75,270	69,908	83,281	97,439	104,558	562,105	446,755	385,014
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.57	$7.65	$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27	$12.87
Value at end of period	$7.65	$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27	$12.87	$14.06
Number of accumulation units outstanding at end of period	18	613	10,315	13,539	20,098	27,195	35,658	39,043	43,434	45,775
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.42	$13.95	$16.28	$17.91	$18.06	$20.09	$22.31	$23.57	$23.30	$24.39
Value at end of period	$13.95	$16.28	$17.91	$18.06	$20.09	$22.31	$23.57	$23.30	$24.39	$26.70
Number of accumulation units outstanding at end of period	93,026	85,628	75,342	73,152	71,412	75,812	73,982	62,400	53,431	49,116
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.69	$12.47	$15.47	$17.33	$16.66	$18.98	$23.01	$24.29	$23.78	$25.18
Value at end of period	$12.47	$15.47	$17.33	$16.66	$18.98	$23.01	$24.29	$23.78	$25.18	$29.41
Number of accumulation units outstanding at end of period	137,773	155,921	149,984	136,485	140,642	148,061	145,519	148,879	140,450	137,141
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.82	$12.96	$15.64	$17.36	$17.10	$19.24	$22.22	$23.48	$23.13	$24.43
Value at end of period	$12.96	$15.64	$17.36	$17.10	$19.24	$22.22	$23.48	$23.13	$24.43	$27.70
Number of accumulation units outstanding at end of period	149,655	154,712	183,254	173,264	161,276	155,803	156,573	153,294	145,231	149,601
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.79	$10.21	$10.70	$11.25	$11.95	$12.29	$11.87	$12.43	$12.34	$12.51
Value at end of period	$10.21	$10.70	$11.25	$11.95	$12.29	$11.87	$12.43	$12.34	$12.51	$12.78
Number of accumulation units outstanding at end of period	1,848	9,146	16,755	36,942	35,456	30,621	30,688	83,650	94,612	58,996
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period		$7.06	$10.57	$12.02	$12.12	$13.90	$18.18	$20.41	$20.44	$22.61
Value at end of period		$10.57	$12.02	$12.12	$13.90	$18.18	$20.41	$20.44	$22.61	$27.20
Number of accumulation units outstanding at end of period		1,054	1,907	2,666	2,454	4,584	5,312	6,794	7,885	10,634

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.35	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29	$34.77
Value at end of period	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29	$34.77	$38.27
Number of accumulation units outstanding at end of period	1,194,534	26,670	34,471	36,572	40,423	74,101	73,263	95,373	107,855	124,601
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.61	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16	$30.43
Value at end of period	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16	$30.43	$38.64
Number of accumulation units outstanding at end of period	1,047,522	148,266	149,283	160,645	151,780	157,648	133,330	131,265	117,755	105,216
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65	$13.64
Value at end of period	$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65	$13.64	$14.97
Number of accumulation units outstanding at end of period	135,153	160,570	156,125	170,654	180,251	181,265	159,267	148,554	137,551	123,956
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.04	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18	$17.74
Value at end of period	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18	$17.74	$18.48
Number of accumulation units outstanding at end of period	87,635	128,570	160,633	180,241	223,684	220,076	241,719	245,402	209,975	182,386
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.40	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78	$31.98
Value at end of period	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78	$31.98	$38.51
Number of accumulation units outstanding at end of period	30,188	38,406	45,046	48,548	46,474	36,678	28,757	31,288	27,091	25,747
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.29	$6.72	$8.30	$10.30	$9.93	$11.23	$15.57	$16.09	$15.47	$18.95
Value at end of period	$6.72	$8.30	$10.30	$9.93	$11.23	$15.57	$16.09	$15.47	$18.95	$20.82
Number of accumulation units outstanding at end of period	2,275	7,321	12,152	14,256	9,732	20,591	18,856	20,305	18,533	14,483
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.08	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74	$23.03
Value at end of period	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74	$23.03	$26.84
Number of accumulation units outstanding at end of period	114,381	128,229	129,081	116,819	115,716	123,644	113,155	103,212	92,151	81,442
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.27	$9.65	$11.73	$13.05	$12.79	$13.78	$17.06	$18.41	$18.52	$21.14
Value at end of period	$9.65	$11.73	$13.05	$12.79	$13.78	$17.06	$18.41	$18.52	$21.14	$23.23
Number of accumulation units outstanding at end of period	954,044	994,240	891,748	836,002	723,553	681,776	768,656	18,108	16,001	523,541
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.92	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15	$21.56
Value at end of period	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15	$21.56	$24.32
Number of accumulation units outstanding at end of period	60,709	68,250	88,641	99,288	95,868	72,452	70,143	73,780	71,476	66,138
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.78	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01	$20.15
Value at end of period	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01	$20.15	$28.55
Number of accumulation units outstanding at end of period	74,366	83,699	90,075	88,188	94,605	73,942	72,789	69,833	70,650	78,857
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.77	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55	$34.70
Value at end of period	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55	$34.70	$39.09
Number of accumulation units outstanding at end of period	77,267	115,804	105,887	116,403	120,897	124,022	127,159	135,624	99,111	88,831
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.73	$8.83	$11.14	$13.99	$13.67	$16.07	$22.12	$23.74	$22.65	$27.28
Value at end of period	$8.83	$11.14	$13.99	$13.67	$16.07	$22.12	$23.74	$22.65	$27.28	$31.23
Number of accumulation units outstanding at end of period	13,020	44,773	44,618	49,291	59,814	68,588	73,999	78,346	47,841	51,283
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$15.02	$8.52	$11.78	$14.11	$12.84	$15.48	$19.50	$19.76	$20.38	$20.23
Value at end of period	$8.52	$11.78	$14.11	$12.84	$15.48	$19.50	$19.76	$20.38	$20.23	$27.36
Number of accumulation units outstanding at end of period	1,893,045	1,783,716	1,539,634	1,437,522	1,317,127	1,172,737	1,050,775	37,571	35,066	825,877

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.36	$17.98	$19.03	$19.15	$17.21	$14.95	$15.20	$12.89	$7.79	$11.14
Value at end of period	$21.65	$20.36	$17.98	$19.03	$19.15	$17.21	$14.95	$15.20	$12.89	$7.79
Number of accumulation units outstanding at end of period	111,104	110,100	110,159	116,784	106,379	102,787	78,885	66,399	68,839	31,966
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$23.87	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86
Value at end of period	$27.22	$23.87	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24
Number of accumulation units outstanding at end of period	1,598,553	1,543,584	1,545,543	1,400,394	1,329,995	1,183,144	1,109,412	993,634	743,343	478,584
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.37	$23.84	$23.60	$20.62	$15.91	$13.83	$14.50	$11.03	$7.60	$13.95
Value at end of period	$31.37	$25.37	$23.84	$23.60	$20.62	$15.91	$13.83	$14.50	$11.03	$7.60
Number of accumulation units outstanding at end of period	446,867	23,335	24,522	564,900	641,557	703,150	757,469	812,340	915,364	971,117
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$27.75	$23.58	$25.57	$24.03	$18.70	$16.10	$16.40	$14.41	$11.64	$18.27
Value at end of period	$31.95	$27.75	$23.58	$25.57	$24.03	$18.70	$16.10	$16.40	$14.41	$11.64
Number of accumulation units outstanding at end of period	165,283	174,698	179,328	180,432	194,908	174,723	163,826	149,773	137,155	4,028,893
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$44.04	$43.80	$39.90	$37.06	$26.87	$22.81	$23.28	$20.11	$14.20	$24.81
Value at end of period	$58.28	$44.04	$43.80	$39.90	$37.06	$26.87	$22.81	$23.28	$20.11	$14.20
Number of accumulation units outstanding at end of period	258,950	275,933	299,694	314,206	333,040	344,041	373,676	386,349	387,445	774,473
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$15.61	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27
Value at end of period	$19.96	$15.76	$15.61	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14
Number of accumulation units outstanding at end of period	41,175	40,559	53,045	30,221	31,036	38,026	38,822	32,148	37,990	31,614
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.72	$9.63	$10.06	$10.87	$9.13	$7.75	$8.89	$8.24	$6.30	$10.20
Value at end of period	$11.78	$9.72	$9.63	$10.06	$10.87	$9.13	$7.75	$8.89	$8.24	$6.30
Number of accumulation units outstanding at end of period	261,473	284,720	301,221	321,496	349,489	347,947	275,242	295,684	323,241	378,455
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.26	$12.07	$13.19	$13.69	$10.58	$8.77	$9.39	$8.80	$6.72	$11.24
Value at end of period	$15.53	$13.26	$12.07	$13.19	$13.69	$10.58	$8.77	$9.39	$8.80	$6.72
Number of accumulation units outstanding at end of period	44,681	50,150	60,918	66,492	66,908	68,219	58,931	52,133	45,805	35,988
WANGER INTERNATIONAL										
Value at beginning of period	$11.76	$12.04	$12.14	$12.82	$10.58	$8.78	$10.39	$8.39	$5.66	$10.50
Value at end of period	$15.48	$11.76	$12.04	$12.14	$12.82	$10.58	$8.78	$10.39	$8.39	$5.66
Number of accumulation units outstanding at end of period	81,171	90,654	68,649	85,195	100,999	95,669	96,495	64,560	51,832	25,579
WANGER SELECT										
Value at beginning of period	$24.32	$21.66	$21.81	$21.35	$16.01	$13.65	$16.74	$13.35	$8.11	$16.07
Value at end of period	$30.51	$24.32	$21.66	$21.81	$21.35	$16.01	$13.65	$16.74	$13.35	$8.11
Number of accumulation units outstanding at end of period	135,371	141,870	148,773	168,381	191,907	223,821	229,080	239,449	206,584	166,318
WANGER USA										
Value at beginning of period	$25.40	$22.55	$22.91	$22.07	$16.66	$14.01	$14.66	$12.00	$8.52	$14.25
Value at end of period	$30.09	$25.40	$22.55	$22.91	$22.07	$16.66	$14.01	$14.66	$12.00	$8.52
Number of accumulation units outstanding at end of period	42,627	44,544	49,270	51,849	63,963	73,015	79,950	66,340	57,776	59,083
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$11.58	$10.06								
Value at end of period	$13.80	$11.58								
Number of accumulation units outstanding at end of period	378	254								

CFI 179

Condensed Financial Information (continued)

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$44.58	$34.92	$36.93	$34.73	$25.39	$22.60	$23.31	$19.20	$14.92	$22.08
Value at end of period	$49.04	$44.58	$34.92	$36.93	$34.73	$25.39	$22.60	$23.31	$19.20	$14.92
Number of accumulation units outstanding at end of period	56,839	62,069	67,164	72,552	76,461	84,221	95,390	101,238	113,857	105,233

TABLE 23

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$21.30	$21.09	$20.79	$20.04	$15.02	$13.21	$14.07	$12.98	$9.97	
Value at end of period	$26.87	$21.30	$21.09	$20.79	$20.04	$15.02	$13.21	$14.07	$12.98	
Number of accumulation units outstanding at end of period	51,225	34,751	33,901	40,960	39,673	35,164	25,734	20,222	15,707	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.02	$15.97	$16.20	$14.35	$11.80	$10.72	$11.03	$9.61	$7.74	
Value at end of period	$21.74	$17.02	$15.97	$16.20	$14.35	$11.80	$10.72	$11.03	$9.61	
Number of accumulation units outstanding at end of period	540,194	561,904	584,580	710,022	967,519	1,166,660	1,059,046	568,786	157,239	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.41	$16.08	$16.72	$15.48	$12.05	$11.10	$11.00	$9.90	$8.13	
Value at end of period	$20.97	$17.41	$16.08	$16.72	$15.48	$12.05	$11.10	$11.00	$9.90	
Number of accumulation units outstanding at end of period	669,593	748,080	804,161	908,434	1,142,158	995,938	802,324	600,684	207,888	
AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)										
Value at beginning of period	$55.50	$49.48	$53.11	$47.80	$35.67	$31.52	$30.99	$27.50	$23.62	$36.60
Value at end of period	$66.10	$55.50	$49.48	$53.11	$47.80	$35.67	$31.52	$30.99	$27.50	$23.62
Number of accumulation units outstanding at end of period	1,668	1,537	751	922	820	412	289	138	298	280
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.14	$11.71	$12.09	$11.89	$13.22	$12.52	$11.19	$10.71	$10.13	
Value at end of period	$12.39	$12.14	$11.71	$12.09	$11.89	$13.22	$12.52	$11.19	$10.71	
Number of accumulation units outstanding at end of period	407,176	425,269	443,372	475,706	492,093	591,153	419,596	218,797	117,956	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.85	$9.31	$9.74							
Value at end of period	$11.13	$9.85	$9.31							
Number of accumulation units outstanding at end of period	115,372	87,267	7,391							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.39	$14.71	$14.38	$13.34	$10.25	$8.84	$9.10	$8.06	$6.11	$10.21
Value at end of period	$20.00	$16.39	$14.71	$14.38	$13.34	$10.25	$8.84	$9.10	$8.06	$6.11
Number of accumulation units outstanding at end of period	1,111,257	967,850	821,914	678,576	610,487	588,206	649,765	670,832	501,928	172,816
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.46	$13.80	$13.59	$13.48	$10.52	$8.71	$10.27	$8.30	$5.46	$10.17
Value at end of period	$18.15	$14.46	$13.80	$13.59	$13.48	$10.52	$8.71	$10.27	$8.30	$5.46
Number of accumulation units outstanding at end of period	308,111	285,343	274,924	198,033	195,192	148,835	125,207	155,561	85,579	36,361

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.90	$11.70	$11.79	$11.28	$11.63	$11.09	$10.52	$9.91	$8.71	$9.97
Value at end of period	$12.16	$11.90	$11.70	$11.79	$11.28	$11.63	$11.09	$10.52	$9.91	$8.71
Number of accumulation units outstanding at end of period	186,457	188,792	184,414	146,722	147,967	175,552	145,915	167,025	126,048	40,459
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.80	$22.17	$21.25	$19.65	$14.83	$12.43	$13.19	$11.87	$8.91	$14.77
Value at end of period	$29.71	$23.80	$22.17	$21.25	$19.65	$14.83	$12.43	$13.19	$11.87	$8.91
Number of accumulation units outstanding at end of period	2,583,528	2,643,289	2,779,294	2,957,866	3,070,169	3,142,962	3,449,060	3,884,153	4,122,457	3,497,301
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$21.91	$19.52	$19.77	$17.96	$13.76	$12.36	$11.66	$10.40	$8.82	$13.33
Value at end of period	$26.06	$21.91	$19.52	$19.77	$17.96	$13.76	$12.36	$11.66	$10.40	$8.82
Number of accumulation units outstanding at end of period	1,168,189	1,106,931	985,536	943,969	942,360	922,859	935,569	961,182	1,150,809	1,086,017
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$21.20	$17.26	$19.45	$17.90	$12.51	$10.85	$11.73	$9.63		
Value at end of period	$23.41	$21.20	$17.26	$19.45	$17.90	$12.51	$10.85	$11.73		
Number of accumulation units outstanding at end of period	418,950	432,381	452,625	457,176	411,224	251,081	151,639	75,770		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$20.66	$18.06	$19.02	$17.31	$12.09	$10.15	$11.56	$9.33		
Value at end of period	$23.70	$20.66	$18.06	$19.02	$17.31	$12.09	$10.15	$11.56		
Number of accumulation units outstanding at end of period	113,417	125,949	169,808	154,650	113,838	31,318	21,326	14,349		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.85	$11.01	$11.57	$11.80	$9.52	$7.67	$8.35	$7.96	$5.76	$10.37
Value at end of period	$12.77	$9.85	$11.01	$11.57	$11.80	$9.52	$7.67	$8.35	$7.96	$5.76
Number of accumulation units outstanding at end of period	245,603	298,534	379,303	325,147	189,216	68,700	67,626	37,025	50,777	9,978
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.45	$9.15	$9.99							
Value at end of period	$12.09	$10.45	$9.15							
Number of accumulation units outstanding at end of period	88,260	98,419	6,747							
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.37	$10.07	$9.99							
Value at end of period	$11.58	$9.37	$10.07							
Number of accumulation units outstanding at end of period	417,792	297,827	240,666							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.87	$22.19	$24.08	$22.85	$17.32	$15.45	$15.70	$12.62	$11.43	
Value at end of period	$28.88	$26.87	$22.19	$24.08	$22.85	$17.32	$15.45	$15.70	$12.62	
Number of accumulation units outstanding at end of period	63,960	61,802	64,967	75,324	63,887	49,384	46,800	42,611	992	
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$25.74	$24.10	$24.89	$22.94	$19.63	$17.94	$17.33	$15.62	$12.59	$18.52
Value at end of period	$28.54	$25.74	$24.10	$24.89	$22.94	$19.63	$17.94	$17.33	$15.62	$12.59
Number of accumulation units outstanding at end of period	246,206	264,386	274,711	278,331	323,524	283,921	267,842	298,260	297,680	274,306
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.52	$14.84	$14.27	$11.07	$10.85	$9.47	$9.94			
Value at end of period	$16.45	$15.52	$14.84	$14.27	$11.07	$10.85	$9.47			
Number of accumulation units outstanding at end of period	152,909	131,773	95,310	91,211	55,322	38,226	14,335			

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.64	$6.18	$7.79	$8.97	$8.43	$9.60	$12.43	$13.75	$13.31	$15.13
Value at end of period	$6.18	$7.79	$8.97	$8.43	$9.60	$12.43	$13.75	$13.31	$15.13	$17.47
Number of accumulation units outstanding at end of period	25,313	31,964	54,816	79,646	73,904	84,362	96,141	94,153	81,896	89,412
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$10.27	$6.09	$7.97	$9.70	$9.20	$10.61	$14.19	$15.74	$14.77	$16.67
Value at end of period	$6.09	$7.97	$9.70	$9.20	$10.61	$14.19	$15.74	$14.77	$16.67	$18.70
Number of accumulation units outstanding at end of period	44,364	57,737	67,227	75,847	68,807	64,315	98,909	71,791	53,257	45,965
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period						$10.43	$12.05	$12.57	$11.65	$15.11
Value at end of period						$12.05	$12.57	$11.65	$15.11	$16.71
Number of accumulation units outstanding at end of period						266	4,399	29,805	50,489	54,829
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.17	$19.45	$26.13	$30.33	$29.27	$33.73	$43.84	$48.59	$48.43	$51.79
Value at end of period	$19.45	$26.13	$30.33	$29.27	$33.73	$43.84	$48.59	$48.43	$51.79	$62.49
Number of accumulation units outstanding at end of period	3,541,960	3,764,165	3,229,521	3,164,441	3,135,098	3,086,792	2,778,987	2,593,529	2,393,463	2,264,285
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.68	$13.44	$17.33	$19.76	$19.75	$22.94	$29.10	$31.32	$29.78	$34.80
Value at end of period	$13.44	$17.33	$19.76	$19.75	$22.94	$29.10	$31.32	$29.78	$34.80	$38.90
Number of accumulation units outstanding at end of period	1,319,771	1,395,516	1,228,889	1,127,906	1,057,270	1,017,847	955,259	880,341	828,836	766,757
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.19	$11.60	$14.74	$18.12	$17.98	$20.41	$27.55	$30.36	$32.21	$32.15
Value at end of period	$11.60	$14.74	$18.12	$17.98	$20.41	$27.55	$30.36	$32.21	$32.15	$43.01
Number of accumulation units outstanding at end of period	1,795,844	1,827,870	1,635,220	1,616,655	1,652,260	1,567,104	1,605,057	1,538,039	1,423,308	1,420,029
FIDELITY® VIP MID CAP PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during May 2016)										
Value at beginning of period									$17.04	$19.00
Value at end of period									$19.00	$22.73
Number of accumulation units outstanding at end of period									232	0
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.40	$13.02	$16.31	$18.26	$14.98	$17.90	$23.12	$21.04	$21.59	$20.29
Value at end of period	$13.02	$16.31	$18.26	$14.98	$17.90	$23.12	$21.04	$21.59	$20.29	$26.17
Number of accumulation units outstanding at end of period	136,696	135,526	103,797	109,027	113,642	116,203	121,941	138,177	130,021	139,609
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.88	$11.86	$15.16	$19.25	$18.34	$21.50	$29.00	$28.87	$26.48	$34.13
Value at end of period	$11.86	$15.16	$19.25	$18.34	$21.50	$29.00	$28.87	$26.48	$34.13	$37.39
Number of accumulation units outstanding at end of period	708,476	770,867	759,913	713,462	679,825	689,000	624,949	546,257	518,551	481,733
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$16.18	$11.62	$14.98	$16.69	$15.49	$16.93	$21.65	$22.40	$21.22	$23.53
Value at end of period	$11.62	$14.98	$16.69	$15.49	$16.93	$21.65	$22.40	$21.22	$23.53	$26.80
Number of accumulation units outstanding at end of period	902	26,404	31,605	35,891	34,235	29,718	29,001	26,426	25,527	29,039
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.17	$35.99	$49.94	$53.61	$55.74	$56.44
Value at end of period					$35.99	$49.94	$53.61	$55.74	$56.44	$71.15
Number of accumulation units outstanding at end of period					42,950	44,424	49,199	43,350	41,912	40,378
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.86	$7.51	$9.54	$10.35	$10.24	$11.55	$14.78	$15.82	$14.76	$16.11
Value at end of period	$7.51	$9.54	$10.35	$10.24	$11.55	$14.78	$15.82	$14.76	$16.11	$18.06
Number of accumulation units outstanding at end of period	481,591	473,052	437,016	426,367	389,166	376,107	360,123	335,219	307,003	261,068

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$29.46	$24.55	$30.59	$32.83	$33.04	$37.16	$44.21	$47.49	$47.31	$49.00
Value at end of period	$24.55	$30.59	$32.83	$33.04	$37.16	$44.21	$47.49	$47.31	$49.00	$57.45
Number of accumulation units outstanding at end of period	838	227	194	174	173	174	171	172	171	172
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$21.94	$12.23	$17.53	$21.84	$21.32	$24.76	$32.45	$36.15	$37.23	$41.42
Value at end of period	$12.23	$17.53	$21.84	$21.32	$24.76	$32.45	$36.15	$37.23	$41.42	$52.25
Number of accumulation units outstanding at end of period	603	9	9	9	9	9	4	4	4	4
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$19.25	$20.21	$22.66	$24.22	$25.59	$27.45	$27.14	$28.20	$27.98	$28.39
Value at end of period	$20.21	$22.66	$24.22	$25.59	$27.45	$27.14	$28.20	$27.98	$28.39	$29.12
Number of accumulation units outstanding at end of period	497	169	179	187	184	184	184	188	126	126
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$22.90	$12.55	$17.11	$19.62	$16.75	$19.92	$25.32	$26.94	$26.06	$26.33
Value at end of period	$12.55	$17.11	$19.62	$16.75	$19.92	$25.32	$26.94	$26.06	$26.33	$33.12
Number of accumulation units outstanding at end of period	896	253	253	252	251	252	246	246	246	246
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.34	$12.14	$16.39	$18.58	$17.42	$20.45	$26.39	$29.53	$30.79	$30.64
Value at end of period	$12.14	$16.39	$18.58	$17.42	$20.45	$26.39	$29.53	$30.79	$30.64	$38.80
Number of accumulation units outstanding at end of period	326	10	10	6	6	6	2	2	2	2
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period									$10.20	$9.67
Value at end of period									$9.67	$11.72
Number of accumulation units outstanding at end of period									3,435	14,244
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$9.38	$7.16	$9.11	$11.26	$10.94	$12.57	$16.88	$17.56	$16.76	$20.93
Value at end of period	$7.16	$9.11	$11.26	$10.94	$12.57	$16.88	$17.56	$16.76	$20.93	$22.75
Number of accumulation units outstanding at end of period	3,939	43,932	85,933	168,310	246,982	313,712	243,621	236,400	235,559	185,349
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.02	$9.02	$11.30	$14.04	$13.34	$15.13	$19.52	$21.55	$20.53	$23.66
Value at end of period	$9.02	$11.30	$14.04	$13.34	$15.13	$19.52	$21.55	$20.53	$23.66	$25.03
Number of accumulation units outstanding at end of period	999,731	982,771	773,241	732,383	680,199	673,766	646,996	613,143	570,931	532,302
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period									$10.00	$10.09
Value at end of period									$10.09	$10.24
Number of accumulation units outstanding at end of period									52,333	154,705
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period						$9.59	$9.73	$10.19	$10.08	$10.22
Value at end of period						$9.73	$10.19	$10.08	$10.22	$10.43
Number of accumulation units outstanding at end of period						62,207	209,832	345,427	394,882	477,320
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.38	$6.88	$8.88	$10.78	$10.35	$11.35	$15.50	$16.92	$16.66	$18.13
Value at end of period	$6.88	$8.88	$10.78	$10.35	$11.35	$15.50	$16.92	$16.66	$18.13	$21.25
Number of accumulation units outstanding at end of period	48,301	71,252	115,669	396,971	220,912	261,692	231,118	238,626	243,814	236,481
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$66.86	$34.40	$61.89	$77.81	$63.10	$75.49	$80.99	$76.33	$64.94	$68.72
Value at end of period	$34.40	$61.89	$77.81	$63.10	$75.49	$80.99	$76.33	$64.94	$68.72	$91.70
Number of accumulation units outstanding at end of period	507,978	624,578	646,096	674,108	724,489	736,576	653,677	625,681	579,541	572,013

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.50	$15.10	$20.90	$24.00	$21.79	$26.16	$32.97	$33.39	$34.36	$34.05
Value at end of period	$15.10	$20.90	$24.00	$21.79	$26.16	$32.97	$33.39	$34.36	$34.05	$46.07
Number of accumulation units outstanding at end of period	1,793	1,065	1,088	1,066	1,082	1,132	788	824	767	769
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$16.73	$14.21	$16.71	$19.03	$19.00	$21.35	$21.11	$21.50	$20.80	$21.94
Value at end of period	$14.21	$16.71	$19.03	$19.00	$21.35	$21.11	$21.50	$20.80	$21.94	$23.09
Number of accumulation units outstanding at end of period	354	354	369	380	365	365	367	373	129	129
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.08	$8.05	$10.93	$13.36	$12.93	$15.11	$21.09	$23.37	$21.78	$25.45
Value at end of period	$8.05	$10.93	$13.36	$12.93	$15.11	$21.09	$23.37	$21.78	$25.45	$28.77
Number of accumulation units outstanding at end of period	104,048	135,726	142,712	110,929	105,758	150,459	170,936	179,212	174,080	156,008
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$13.23	$9.08	$10.91	$12.08	$11.74	$12.94	$14.90	$15.93	$15.69	$16.44
Value at end of period	$9.08	$10.91	$12.08	$11.74	$12.94	$14.90	$15.93	$15.69	$16.44	$18.42
Number of accumulation units outstanding at end of period	1,039,841	1,221,039	1,136,584	1,042,876	964,186	864,034	565,239	514,331	491,787	490,965
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS) (Funds were first received in this option during May 2015)										
Value at beginning of period								$7.28	$5.41	$6.12
Value at end of period								$5.41	$6.12	$6.22
Number of accumulation units outstanding at end of period								21,171	76,584	63,353
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.93	$10.97	$12.86	$13.77	$15.22	$16.39	$14.73	$15.03	$14.48	$15.08
Value at end of period	$10.97	$12.86	$13.77	$15.22	$16.39	$14.73	$15.03	$14.48	$15.08	$15.47
Number of accumulation units outstanding at end of period	1,714,640	2,286,826	2,801,042	2,993,747	3,238,654	2,311,435	1,637,337	1,316,134	1,220,952	1,136,296
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.11	$7.75	$12.31	$14.38	$14.00	$16.09	$17.85	$17.68	$16.82	$19.02
Value at end of period	$7.75	$12.31	$14.38	$14.00	$16.09	$17.85	$17.68	$16.82	$19.02	$20.20
Number of accumulation units outstanding at end of period	589,305	631,049	604,740	688,529	768,698	802,365	392,946	327,967	306,038	280,833
TCW TOTAL RETURN BOND FUND (CLASS N) (Funds were first received in this option during June 2015)										
Value at beginning of period								$9.93	$9.93	$9.95
Value at end of period								$9.93	$9.95	$10.15
Number of accumulation units outstanding at end of period								44,068	110,091	123,249
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.75	$14.47	$17.03	$19.00	$18.37	$21.06	$21.31	$21.43	$20.31	$21.36
Value at end of period	$14.47	$17.03	$19.00	$18.37	$21.06	$21.31	$21.43	$20.31	$21.36	$21.65
Number of accumulation units outstanding at end of period	1,839,213	2,191,368	2,427,527	2,540,197	2,596,041	2,575,397	1,877,478	1,582,998	1,299,618	1,208,608
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4) (Funds were first received in this option during August 2016)										
Value at beginning of period									$10.23	$10.36
Value at end of period									$10.36	$12.75
Number of accumulation units outstanding at end of period									9,762	57,362
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES) (Funds were first received in this option during May 2011)										
Value at beginning of period				$9.81	$8.75	$7.61	$3.66	$3.32	$2.41	$3.49
Value at end of period				$8.75	$7.61	$3.66	$3.32	$2.41	$3.49	$3.79
Number of accumulation units outstanding at end of period				110,537	268,859	376,742	739,941	550,645	709,634	694,340

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.37	$15.21	$17.95	$20.28	$19.82	$22.30	$25.76	$27.09	$26.33	$28.10
Value at end of period	$15.21	$17.95	$20.28	$19.82	$22.30	$25.76	$27.09	$26.33	$28.10	$31.92
Number of accumulation units outstanding at end of period	1,221,727	1,132,032	988,621	883,575	790,243	702,138	632,409	558,183	501,564	446,889
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$10.04	$9.63	$10.66
Value at end of period								$9.63	$10.66	$12.60
Number of accumulation units outstanding at end of period								44,399	111,118	103,797
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.71	$9.80	$11.80	$13.53	$13.89	$14.69	$13.96	$14.03	$13.29	$13.98
Value at end of period	$9.80	$11.80	$13.53	$13.89	$14.69	$13.96	$14.03	$13.29	$13.98	$15.18
Number of accumulation units outstanding at end of period	1,398,547	1,438,469	1,423,354	1,463,499	1,424,433	1,353,585	861,388	2,410	2,362	626,099
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.02	$9.35	$9.82
Value at end of period								$9.35	$9.82	$12.03
Number of accumulation units outstanding at end of period								1,327,396	1,129,928	1,060,125
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period							$10.07	$10.16	$9.72	$10.28
Value at end of period							$10.16	$9.72	$10.28	$11.70
Number of accumulation units outstanding at end of period							31,383	153,867	113,664	100,380
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$10.93	$11.56	$12.02	$12.64	$13.44	$13.69	$13.31	$13.82	$13.91	$13.99
Value at end of period	$11.56	$12.02	$12.64	$13.44	$13.69	$13.31	$13.82	$13.91	$13.99	$14.07
Number of accumulation units outstanding at end of period	9,391	16,626	21,879	24,279	29,369	30,420	34,013	32,892	43,864	36,542
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.00	$14.23	$14.14	$14.03	$13.89	$13.76	$13.62	$13.49	$13.36	$13.25
Value at end of period	$14.23	$14.14	$14.03	$13.89	$13.76	$13.62	$13.49	$13.36	$13.25	$13.20
Number of accumulation units outstanding at end of period	4,585,229	3,839,351	3,172,902	3,191,766	2,686,771	2,746,407	2,439,906	2,500,323	2,667,211	2,323,058
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.71	$10.94	$14.10	$15.94	$15.74	$18.04	$23.33	$25.58	$24.96	$27.13
Value at end of period	$10.94	$14.10	$15.94	$15.74	$18.04	$23.33	$25.58	$24.96	$27.13	$32.32
Number of accumulation units outstanding at end of period	3,711,290	3,375,353	3,499,681	3,122,470	2,784,865	2,980,033	2,796,332	2,573,348	2,296,950	2,109,006
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.53	$8.85	$13.08	$14.80	$15.30	$17.27	$18.06	$18.09	$17.55	$19.91
Value at end of period	$8.85	$13.08	$14.80	$15.30	$17.27	$18.06	$18.09	$17.55	$19.91	$20.94
Number of accumulation units outstanding at end of period	50,114	113,042	161,479	176,625	304,213	278,013	256,687	218,348	211,341	220,692
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.30	$14.48	$17.67	$19.93	$19.72	$22.34	$29.40	$33.14	$33.09	$36.13
Value at end of period	$14.48	$17.67	$19.93	$19.72	$22.34	$29.40	$33.14	$33.09	$36.13	$44.58
Number of accumulation units outstanding at end of period	2,687,577	2,739,321	2,273,303	2,055,559	1,908,669	1,851,092	1,884,887	1,831,586	1,848,916	1,772,171
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.80	$14.71	$19.18	$23.15	$22.66	$26.41	$35.18	$38.16	$37.10	$43.40
Value at end of period	$14.71	$19.18	$23.15	$22.66	$26.41	$35.18	$38.16	$37.10	$43.40	$48.80
Number of accumulation units outstanding at end of period	1,636,315	1,651,797	1,254,091	1,145,391	1,038,875	998,425	1,009,096	971,244	948,602	885,342
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.66	$10.96	$13.54	$16.47	$16.19	$18.01	$25.45	$26.56	$25.45	$32.09
Value at end of period	$10.96	$13.54	$16.47	$16.19	$18.01	$25.45	$26.56	$25.45	$32.09	$34.92
Number of accumulation units outstanding at end of period	985,346	1,051,625	850,072	764,655	725,343	765,486	739,589	700,206	691,570	642,558

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$16.81	$15.74	$16.21	$15.64						
Value at end of period	$20.08	$16.81	$15.74	$16.21						
Number of accumulation units outstanding at end of period	6,423	3,038	700	334						
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.16	$23.39	$23.49	$22.24	$22.49	$20.77	$19.50	$17.93	$16.24	$17.92
Value at end of period	$25.13	$24.16	$23.39	$23.49	$22.24	$22.49	$20.77	$19.50	$17.93	$16.24
Number of accumulation units outstanding at end of period	1,999,969	2,080,880	2,107,186	1,154,880	1,277,382	1,467,500	1,403,969	1,500,245	1,623,258	1,700,056
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.98	$9.00	$9.17	$9.84	$8.19	$6.97	$8.01	$7.50	$5.93	$9.40
Value at end of period	$11.10	$8.98	$9.00	$9.17	$9.84	$8.19	$6.97	$8.01	$7.50	$5.93
Number of accumulation units outstanding at end of period	846,907	707,557	645,584	464,004	403,035	334,897	320,786	310,919	351,572	4,697
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.09	$18.54	$17.61	$15.65	$12.07	$10.32	$10.31			
Value at end of period	$24.52	$19.09	$18.54	$17.61	$15.65	$12.07	$10.32			
Number of accumulation units outstanding at end of period	2,574,804	2,676,783	2,848,723	2,874,319	1,754,560	1,568,932	1,277,826			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.63	$12.97	$13.72	$12.58	$9.71	$8.55	$8.35	$7.06	$6.33	$9.15
Value at end of period	$16.45	$14.63	$12.97	$13.72	$12.58	$9.71	$8.55	$8.35	$7.06	$6.33
Number of accumulation units outstanding at end of period	3,231,060	3,600,615	4,030,668	4,449,918	4,322,074	3,408,810	3,715,931	2,461,577	3,001,481	2,802,649
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$27.84	$26.22	$26.34	$24.45	$18.71	$16.55	$16.80	$13.02	$9.30	$15.05
Value at end of period	$34.48	$27.84	$26.22	$26.34	$24.45	$18.71	$16.55	$16.80	$13.02	$9.30
Number of accumulation units outstanding at end of period	998,674	702,576	696,197	722,454	801,153	623,094	331,079	198,549	149,841	121,057
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$10.15	$9.99								
Value at end of period	$13.62	$10.15								
Number of accumulation units outstanding at end of period	20,592	521								
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.85	$15.64	$15.85	$13.89	$10.73	$9.81	$10.36	$9.01	$7.31	$11.28
Value at end of period	$20.31	$16.85	$15.64	$15.85	$13.89	$10.73	$9.81	$10.36	$9.01	$7.31
Number of accumulation units outstanding at end of period	72,112	76,977	107,257	80,641	74,237	73,553	68,758	68,157	85,906	83,534
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.97	$25.57	$24.00	$21.43	$16.40	$14.47	$14.02	$12.56	$10.70	
Value at end of period	$35.06	$26.97	$25.57	$24.00	$21.43	$16.40	$14.47	$14.02	$12.56	
Number of accumulation units outstanding at end of period	514,495	447,701	263,247	117,561	72,026	58,318	33,613	31,564	20,615	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.02	$15.50	$15.33	$13.72	$10.49	$9.17	$9.03	$8.13	$6.64	$9.82
Value at end of period	$20.66	$17.02	$15.50	$15.33	$13.72	$10.49	$9.17	$9.03	$8.13	$6.64
Number of accumulation units outstanding at end of period	1,058,160	910,693	778,297	548,712	415,194	311,379	215,476	176,943	152,020	6,921
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.43	$20.52	$21.54	$19.39	$14.90	$12.98	$13.03	$11.85	$10.06	
Value at end of period	$26.26	$23.43	$20.52	$21.54	$19.39	$14.90	$12.98	$13.03	$11.85	
Number of accumulation units outstanding at end of period	171,578	140,977	97,608	80,216	62,655	30,036	22,347	20,721	22,512	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$27.03	$25.56	$26.02	$23.66	$17.71	$15.49	$16.00	$12.84	$11.41	
Value at end of period	$33.28	$27.03	$25.56	$26.02	$23.66	$17.71	$15.49	$16.00	$12.84	
Number of accumulation units outstanding at end of period	175,411	168,288	127,203	76,643	69,386	44,677	44,248	39,442	27,968	

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.34	$5.92	$8.22	$10.19	$9.90	$11.47	$15.24	$17.00	$16.36	$18.37
Value at end of period	$5.92	$8.22	$10.19	$9.90	$11.47	$15.24	$17.00	$16.36	$18.37	$21.46
Number of accumulation units outstanding at end of period	6,947	61,223	112,404	173,172	211,416	296,380	409,229	616,625	748,904	879,447
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.05	$6.96	$8.72	$10.92	$10.39	$11.93	$16.39	$17.03	$16.09	$19.29
Value at end of period	$6.96	$8.72	$10.92	$10.39	$11.93	$16.39	$17.03	$16.09	$19.29	$21.83
Number of accumulation units outstanding at end of period	12,287	55,268	97,614	173,908	202,565	299,111	346,754	496,345	588,580	612,787
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.92	$20.42	$25.79	$31.76	$30.67	$34.77	$47.42	$50.02	$49.13	$60.56
Value at end of period	$20.42	$25.79	$31.76	$30.67	$34.77	$47.42	$50.02	$49.13	$60.56	$66.72
Number of accumulation units outstanding at end of period	590,550	622,413	569,735	521,379	472,664	451,643	429,760	424,083	432,727	419,974
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.82	$6.37	$8.26	$10.83	$10.81	$12.33	$16.97	$17.75	$17.41	$19.55
Value at end of period	$6.37	$8.26	$10.83	$10.81	$12.33	$16.97	$17.75	$17.41	$19.55	$22.98
Number of accumulation units outstanding at end of period	197,318	256,579	373,908	341,819	403,013	537,316	500,285	585,811	547,173	541,711
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.62	$8.26	$10.29	$11.59	$11.12	$12.49	$14.38	$15.03	$14.87	$15.59
Value at end of period	$8.26	$10.29	$11.59	$11.12	$12.49	$14.38	$15.03	$14.87	$15.59	$17.79
Number of accumulation units outstanding at end of period	214,323	420,890	424,397	486,409	578,458	564,661	598,768	595,660	603,764	599,837
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$8.14	$10.35	$11.74	$11.08	$12.63	$15.05	$15.75	$15.51	$16.32
Value at end of period	$8.14	$10.35	$11.74	$11.08	$12.63	$15.05	$15.75	$15.51	$16.32	$19.30
Number of accumulation units outstanding at end of period	282,299	407,307	432,013	486,904	631,358	686,403	771,047	782,242	788,630	840,426
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.47	$8.02	$10.31	$11.76	$11.04	$12.62	$15.43	$16.20	$15.89	$16.74
Value at end of period	$8.02	$10.31	$11.76	$11.04	$12.62	$15.43	$16.20	$15.89	$16.74	$20.09
Number of accumulation units outstanding at end of period	165,753	280,819	332,260	355,767	415,159	443,558	492,301	526,731	524,289	566,992
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$10.26	$11.54	$10.84	$12.40	$15.16	$15.95	$15.65	$16.50
Value at end of period			$11.54	$10.84	$12.40	$15.16	$15.95	$15.65	$16.50	$19.87
Number of accumulation units outstanding at end of period			853	11,811	20,646	43,838	101,721	137,806	115,093	128,331
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$9.23	$6.93	$8.52	$9.51	$9.19	$10.34	$11.84	$12.47	$12.29	$12.93
Value at end of period	$6.93	$8.52	$9.51	$9.19	$10.34	$11.84	$12.47	$12.29	$12.93	$14.69
Number of accumulation units outstanding at end of period	1,119	2,058	3,097	5,869	11,655	12,250	18,950	22,007	22,041	22,561
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.43	$9.43	$10.94	$11.87	$11.80	$12.82	$13.58	$14.22	$14.09	$14.57
Value at end of period	$9.43	$10.94	$11.87	$11.80	$12.82	$13.58	$14.22	$14.09	$14.57	$15.77
Number of accumulation units outstanding at end of period	64,790	76,015	75,701	83,052	56,830	41,345	95,925	425,957	372,157	297,137
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.43	$7.65	$9.11	$10.03	$9.86	$10.93	$11.86	$12.39	$12.22	$12.81
Value at end of period	$7.65	$9.11	$10.03	$9.86	$10.93	$11.86	$12.39	$12.22	$12.81	$13.99
Number of accumulation units outstanding at end of period	21,087	16,404	14,744	21,289	26,586	47,805	84,155	84,268	104,920	101,916
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.31	$13.86	$16.17	$17.78	$17.92	$19.93	$22.12	$23.35	$23.07	$24.14
Value at end of period	$13.86	$16.17	$17.78	$17.92	$19.93	$22.12	$23.35	$23.07	$24.14	$26.42
Number of accumulation units outstanding at end of period	268,083	258,448	213,347	216,659	199,131	218,913	209,370	185,978	187,635	158,686
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.58	$12.39	$15.37	$17.20	$16.53	$18.82	$22.81	$24.07	$23.54	$24.93
Value at end of period	$12.39	$15.37	$17.20	$16.53	$18.82	$22.81	$24.07	$23.54	$24.93	$29.09
Number of accumulation units outstanding at end of period	412,934	416,480	364,440	355,825	344,604	334,501	333,245	287,646	282,595	275,264

Condensed Financial Information (continued)

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.71	$12.88	$15.54	$17.23	$16.96	$19.08	$22.02	$23.26	$22.90	$24.18
Value at end of period	$12.88	$15.54	$17.23	$16.96	$19.08	$22.02	$23.26	$22.90	$24.18	$27.41
Number of accumulation units outstanding at end of period	243,241	216,269	230,541	193,617	218,397	240,039	285,252	270,146	271,069	292,888
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.87	$10.20	$10.69	$11.24	$11.93	$12.26	$11.83	$12.39	$12.29	$12.45
Value at end of period	$10.20	$10.69	$11.24	$11.93	$12.26	$11.83	$12.39	$12.29	$12.45	$12.72
Number of accumulation units outstanding at end of period	50,549	76,709	69,523	79,019	82,672	86,682	115,169	139,710	226,623	181,163
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.55	$8.44	$10.54	$11.98	$12.07	$13.84	$18.09	$20.30	$20.32	$22.47
Value at end of period	$8.44	$10.54	$11.98	$12.07	$13.84	$18.09	$20.30	$20.32	$22.47	$27.02
Number of accumulation units outstanding at end of period	677	1,777	2,307	21,652	2,839	9,525	36,748	54,454	82,596	93,698
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.31	$11.13	$14.95	$18.06	$17.32	$19.95	$25.94	$28.89	$28.10	$34.52
Value at end of period	$11.13	$14.95	$18.06	$17.32	$19.95	$25.94	$28.89	$28.10	$34.52	$37.97
Number of accumulation units outstanding at end of period	186,081	278,723	369,216	396,015	424,190	435,110	361,499	359,196	433,592	460,322
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.55	$10.79	$14.45	$18.09	$18.31	$21.69	$29.82	$30.80	$28.96	$30.21
Value at end of period	$10.79	$14.45	$18.09	$18.31	$21.69	$29.82	$30.80	$28.96	$30.21	$38.34
Number of accumulation units outstanding at end of period	554,433	631,247	522,484	491,852	470,454	554,727	562,071	477,909	386,243	364,926
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.71	$8.88	$10.23	$9.60	$11.99	$12.34	$13.93	$13.60	$13.58
Value at end of period	$6.71	$8.88	$10.23	$9.60	$11.99	$12.34	$13.93	$13.60	$13.58	$14.90
Number of accumulation units outstanding at end of period	874,548	932,710	960,063	926,856	900,385	899,579	710,502	661,625	609,985	526,012
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.03	$6.11	$8.22	$10.41	$11.29	$12.91	$13.04	$16.77	$17.09	$17.64
Value at end of period	$6.11	$8.22	$10.41	$11.29	$12.91	$13.04	$16.77	$17.09	$17.64	$18.37
Number of accumulation units outstanding at end of period	554,232	712,985	668,543	733,225	866,048	817,575	792,173	758,836	733,443	589,052
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.33	$12.84	$16.73	$18.56	$17.51	$19.46	$25.97	$29.00	$29.57	$31.73
Value at end of period	$12.84	$16.73	$18.56	$17.51	$19.46	$25.97	$29.00	$29.57	$31.73	$38.20
Number of accumulation units outstanding at end of period	84,262	98,159	89,425	72,715	79,894	71,389	75,525	68,655	59,872	54,472
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.28	$6.71	$8.28	$10.27	$9.90	$11.19	$15.51	$16.02	$15.39	$18.85
Value at end of period	$6.71	$8.28	$10.27	$9.90	$11.19	$15.51	$16.02	$15.39	$18.85	$20.70
Number of accumulation units outstanding at end of period	22,550	19,341	25,177	33,010	45,933	69,648	48,696	81,554	82,990	61,304
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.04	$8.83	$11.23	$12.80	$12.41	$14.58	$19.49	$21.06	$19.60	$22.86
Value at end of period	$8.83	$11.23	$12.80	$12.41	$14.58	$19.49	$21.06	$19.60	$22.86	$26.63
Number of accumulation units outstanding at end of period	626,096	617,334	502,699	469,212	433,718	449,047	437,941	412,647	368,563	364,146
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.25	$9.63	$11.70	$13.01	$12.74	$13.73	$16.98	$18.32	$18.41	$21.02
Value at end of period	$9.63	$11.70	$13.01	$12.74	$13.73	$16.98	$18.32	$18.41	$21.02	$23.08
Number of accumulation units outstanding at end of period	2,829,579	2,597,190	2,253,033	2,112,686	2,067,923	2,046,895	2,141,553			1,845,833
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.90	$8.66	$10.62	$11.83	$11.46	$13.00	$17.23	$18.78	$18.05	$21.43
Value at end of period	$8.66	$10.62	$11.83	$11.46	$13.00	$17.23	$18.78	$18.05	$21.43	$24.17
Number of accumulation units outstanding at end of period	314,225	399,045	342,284	279,345	259,812	291,884	273,920	283,868	256,100	268,399
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.75	$11.94	$20.28	$24.15	$19.55	$23.05	$21.51	$21.49	$17.92	$20.04
Value at end of period	$11.94	$20.28	$24.15	$19.55	$23.05	$21.51	$21.49	$17.92	$20.04	$28.37
Number of accumulation units outstanding at end of period	206,597	219,825	189,757	159,498	168,724	152,399	157,440	130,560	156,435	199,027

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.72	$11.75	$14.62	$17.79	$17.94	$21.31	$27.76	$31.60	$30.34	$34.45
Value at end of period	$11.75	$14.62	$17.79	$17.94	$21.31	$27.76	$31.60	$30.34	$34.45	$38.79
Number of accumulation units outstanding at end of period	296,735	303,115	295,719	296,234	343,882	460,690	501,486	520,172	558,648	532,065
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.71	$8.82	$11.12	$13.95	$13.62	$16.01	$22.02	$23.63	$22.53	$27.12
Value at end of period	$8.82	$11.12	$13.95	$13.62	$16.01	$22.02	$23.63	$22.53	$27.12	$31.03
Number of accumulation units outstanding at end of period	33,115	34,156	52,307	51,309	93,630	166,219	244,053	269,912	280,149	311,145
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$15.00	$8.86	$12.25	$14.07	$12.80	$15.42	$19.41	$18.87	$20.27	$20.11
Value at end of period	$8.86	$12.25	$14.07	$12.80	$15.42	$19.41	$18.87	$20.27	$20.11	$27.18
Number of accumulation units outstanding at end of period	4,895,755	4,708,925	4,165,115	3,801,021	3,711,808	3,485,355	3,428,908	17,497	18,232	2,837,390
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.13	$7.78	$12.87	$15.17	$14.91	$17.15	$19.07	$18.95	$17.90	$20.25
Value at end of period	$7.78	$12.87	$15.17	$14.91	$17.15	$19.07	$18.95	$17.90	$20.25	$21.52
Number of accumulation units outstanding at end of period	60,170	137,395	195,117	198,670	230,657	318,955	316,174	286,962	269,370	279,749
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.85	$9.22	$12.16	$13.73	$13.99	$15.85	$19.18	$21.30	$22.19	$23.73
Value at end of period	$9.22	$12.16	$13.73	$13.99	$15.85	$19.18	$21.30	$22.19	$23.73	$27.05
Number of accumulation units outstanding at end of period	3,247,292	3,840,472	4,003,047	4,342,117	4,947,953	5,435,817	5,916,489	6,581,577	7,310,113	7,608,210
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.48	$7.84	$11.36	$14.46	$13.78	$15.84	$21.21	$23.48	$23.71	$25.22
Value at end of period	$7.84	$11.36	$14.46	$13.78	$15.84	$21.21	$23.48	$23.71	$25.22	$31.16
Number of accumulation units outstanding at end of period	2,328,633	2,362,841	2,220,215	2,071,324	2,029,088	1,870,161	1,790,049	66	66	1,686,635
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.23	$11.60	$14.36	$16.34	$16.04	$18.61	$23.90	$25.43	$23.44	$27.56
Value at end of period	$11.60	$14.36	$16.34	$16.04	$18.61	$23.90	$25.43	$23.44	$27.56	$31.72
Number of accumulation units outstanding at end of period	311,881	435,884	407,836	393,593	420,961	422,450	420,241	405,541	390,829	389,129
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.67	$14.11	$19.98	$23.11	$22.64	$26.65	$36.74	$39.53	$43.37	$43.59
Value at end of period	$14.11	$19.98	$23.11	$22.64	$26.65	$36.74	$39.53	$43.37	$43.59	$57.65
Number of accumulation units outstanding at end of period	877,473	918,354	750,958	731,264	754,643	749,882	824,862	901,074	866,975	886,331
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.25	$9.12	$12.43	$14.00	$12.15	$14.29	$16.17	$15.83	$15.53	$15.66
Value at end of period	$9.12	$12.43	$14.00	$12.15	$14.29	$16.17	$15.83	$15.53	$15.66	$19.83
Number of accumulation units outstanding at end of period	118,675	122,393	103,601	101,944	94,290	98,977	100,527	76,954	74,861	73,314
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.30	$8.24	$8.88	$7.74	$9.11	$10.84	$10.03	$9.60	$9.68
Value at end of period	$6.30	$8.24	$8.88	$7.74	$9.11	$10.84	$10.03	$9.60	$9.68	$11.72
Number of accumulation units outstanding at end of period	1,233,294	1,174,934	1,081,566	1,000,279	1,345,055	1,227,483	1,144,455	1,101,605	1,030,746	950,624
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.23	$6.71	$8.78	$9.37	$8.75	$10.55	$13.64	$13.13	$12.02	$13.19
Value at end of period	$6.71	$8.78	$9.37	$8.75	$10.55	$13.64	$13.13	$12.02	$13.19	$15.44
Number of accumulation units outstanding at end of period	38,955	47,978	49,193	45,090	52,643	70,443	68,296	66,572	57,026	48,204
WANGER INTERNATIONAL										
Value at beginning of period	$10.50	$5.65	$8.38	$10.37	$8.76	$10.55	$12.78	$12.09	$11.99	$11.70
Value at end of period	$5.65	$8.38	$10.37	$8.76	$10.55	$12.78	$12.09	$11.99	$11.70	$15.40
Number of accumulation units outstanding at end of period	237,477	338,140	437,431	458,604	522,365	618,548	696,357	703,311	620,856	533,252
WANGER SELECT										
Value at beginning of period	$16.04	$8.09	$13.31	$16.68	$13.59	$15.94	$21.24	$21.69	$21.53	$24.16
Value at end of period	$8.09	$13.31	$16.68	$13.59	$15.94	$21.24	$21.69	$21.53	$24.16	$30.30
Number of accumulation units outstanding at end of period	736,136	932,387	1,033,204	928,404	861,491	783,984	725,008	682,009	599,746	567,178

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER USA										
Value at beginning of period	$25.24	$22.42	$22.79	$21.97	$16.59	$13.96	$14.61	$11.96	$8.50	$14.23
Value at end of period	$29.88	$25.24	$22.42	$22.79	$21.97	$16.59	$13.96	$14.61	$11.96	$8.50
Number of accumulation units outstanding at end of period	563,843	567,103	604,566	646,645	787,098	870,892	866,682	682,583	612,093	495,854
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$44.21	$34.65	$36.67	$34.50	$25.23	$22.47	$23.19	$19.11	$14.86	$22.00
Value at end of period	$48.61	$44.21	$34.65	$36.67	$34.50	$25.23	$22.47	$23.19	$19.11	$14.86
Number of accumulation units outstanding at end of period	319,748	358,844	365,952	395,622	435,437	470,296	509,276	559,217	607,006	555,936

TABLE 24

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.21	$21.02	$20.73	$19.99	$14.99	$13.19	$14.06	$12.97	$11.22	
Value at end of period	$26.75	$21.21	$21.02	$20.73	$19.99	$14.99	$13.19	$14.06	$12.97	
Number of accumulation units outstanding at end of period	817	562	694	483	538	314	232	276	276	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$16.95	$15.92	$16.15	$14.32	$11.78	$10.70	$11.02	$9.61	$8.61	
Value at end of period	$21.63	$16.95	$15.92	$16.15	$14.32	$11.78	$10.70	$11.02	$9.61	
Number of accumulation units outstanding at end of period	3,031	3,583	2,446	2,742	3,423	3,078	1,670	1,777	217	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.34	$16.02	$16.67	$15.44	$12.03	$11.08	$10.99	$10.17		
Value at end of period	$20.88	$17.34	$16.02	$16.67	$15.44	$12.03	$11.08	$10.99		
Number of accumulation units outstanding at end of period	2,427	2,345	4,539	4,035	5,013	1,448	64	50		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.10	$11.67	$12.06	$11.87	$13.20	$12.50	$11.18	$10.71	$10.14	
Value at end of period	$12.34	$12.10	$11.67	$12.06	$11.87	$13.20	$12.50	$11.18	$10.71	
Number of accumulation units outstanding at end of period	1,794	1,388	1,684	1,371	6,226	12,069	16,980	7,231	1,792	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.84	$9.30	$9.65							
Value at end of period	$11.11	$9.84	$9.30							
Number of accumulation units outstanding at end of period	3,634	2,705	1,930							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.31	$14.66	$14.33	$13.30	$10.22	$8.82	$9.09	$8.06	$6.11	$9.89
Value at end of period	$19.91	$16.31	$14.66	$14.33	$13.30	$10.22	$8.82	$9.09	$8.06	$6.11
Number of accumulation units outstanding at end of period	25,443	21,903	16,272	12,662	10,781	9,648	8,822	9,318	6,917	2,982
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.39	$13.75	$13.54	$13.44	$10.50	$8.69	$10.26	$8.29	$5.46	$5.98
Value at end of period	$18.07	$14.39	$13.75	$13.54	$13.44	$10.50	$8.69	$10.26	$8.29	$5.46
Number of accumulation units outstanding at end of period	3,610	3,176	3,176	1,515	3,026	809	1,386	2,756	1,720	214

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.85	$11.66	$11.75	$11.25	$11.60	$11.07	$10.51	$9.90	$8.71	$9.69
Value at end of period	$12.11	$11.85	$11.66	$11.75	$11.25	$11.60	$11.07	$10.51	$9.90	$8.71
Number of accumulation units outstanding at end of period	5,752	8,104	4,860	5,063	8,851	8,076	7,792	5,280	2,769	375
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.65	$22.04	$21.14	$19.55	$14.77	$12.38	$13.15	$11.83	$8.89	$14.74
Value at end of period	$29.51	$23.65	$22.04	$21.14	$19.55	$14.77	$12.38	$13.15	$11.83	$8.89
Number of accumulation units outstanding at end of period	36,426	33,241	92,566	93,926	62,921	62,393	66,294	99,181	96,562	125,546
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$21.77	$19.41	$19.66	$17.87	$13.70	$12.31	$11.63	$10.37	$8.80	$13.31
Value at end of period	$25.88	$21.77	$19.41	$19.66	$17.87	$13.70	$12.31	$11.63	$10.37	$8.80
Number of accumulation units outstanding at end of period	17,035	16,558	76,940	78,036	25,156	22,536	24,253	28,740	26,706	41,857
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$21.13	$17.21	$19.40	$17.87	$12.50	$10.85	$12.00			
Value at end of period	$23.32	$21.13	$17.21	$19.40	$17.87	$12.50	$10.85			
Number of accumulation units outstanding at end of period	3,105	4,083	2,063	949	2,521	85	85			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$20.59	$18.00	$18.97	$17.28	$12.07	$10.14	$11.72			
Value at end of period	$23.61	$20.59	$18.00	$18.97	$17.28	$12.07	$10.14			
Number of accumulation units outstanding at end of period	3,175	3,835	2,752	981	2,422	1,937	1,821			
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.80	$10.96	$11.52	$11.76	$9.49	$7.65	$8.34	$7.95	$5.75	$9.02
Value at end of period	$12.71	$9.80	$10.96	$11.52	$11.76	$9.49	$7.65	$8.34	$7.95	$5.75
Number of accumulation units outstanding at end of period	6,415	5,559	9,130	7,421	8,061	3,092	2,254	931	779	166
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$10.44	$9.15	$9.41							
Value at end of period	$12.07	$10.44	$9.15							
Number of accumulation units outstanding at end of period	4,087	4,507	538							
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.36	$10.07	$10.60							
Value at end of period	$11.56	$9.36	$10.07							
Number of accumulation units outstanding at end of period	3,248	1,863	4,140							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$26.77	$22.12	$24.01	$22.80	$17.29	$15.43	$15.69	$12.61	$12.15	
Value at end of period	$28.75	$26.77	$22.12	$24.01	$22.80	$17.29	$15.43	$15.69	$12.61	
Number of accumulation units outstanding at end of period	1,705	1,470	626	482	2,420	2,453	2,630	87	7	
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$25.47	$23.87	$24.66	$22.74	$19.47	$17.80	$17.21	$15.51	$12.51	$18.41
Value at end of period	$28.23	$25.47	$23.87	$24.66	$22.74	$19.47	$17.80	$17.21	$15.51	$12.51
Number of accumulation units outstanding at end of period	9,926	10,142	2,441	1,067	2,784	2,465	3,895	8,228	9,009	12,996
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$15.47	$14.80	$14.25	$11.06	$10.84	$9.37				
Value at end of period	$16.40	$15.47	$14.80	$14.25	$11.06	$10.84				
Number of accumulation units outstanding at end of period	1,207	1,193	931	1,251	3,489	1,602				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$15.06	$13.26	$13.71	$12.40	$9.57	$8.42	$8.96	$7.79	$6.18	$8.87
Value at end of period	$17.39	$15.06	$13.26	$13.71	$12.40	$9.57	$8.42	$8.96	$7.79	$6.18
Number of accumulation units outstanding at end of period	682	592	982	877	777	674	755	1,244	955	233
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.59	$14.72	$15.68	$14.15	$10.58	$9.18	$9.69	$7.97	$7.88	
Value at end of period	$18.61	$16.59	$14.72	$15.68	$14.15	$10.58	$9.18	$9.69	$7.97	
Number of accumulation units outstanding at end of period	701	614	950	594	363	277	247	141	23	
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$15.08	$11.63	$12.56	$12.37						
Value at end of period	$16.67	$15.08	$11.63	$12.56						
Number of accumulation units outstanding at end of period	753	2,815	254	136						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$51.26	$47.96	$48.14	$43.46	$33.45	$29.04	$30.10	$25.95	$19.33	$33.97
Value at end of period	$61.82	$51.26	$47.96	$48.14	$43.46	$33.45	$29.04	$30.10	$25.95	$19.33
Number of accumulation units outstanding at end of period	44,671	51,558	123,440	123,296	116,485	117,965	129,622	158,889	166,720	219,261
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.44	$29.49	$31.03	$28.85	$22.75	$19.60	$19.61	$17.21	$13.36	$23.54
Value at end of period	$38.48	$34.44	$29.49	$31.03	$28.85	$22.75	$19.60	$19.61	$17.21	$13.36
Number of accumulation units outstanding at end of period	27,143	27,924	59,483	47,338	53,196	55,572	65,859	82,239	85,701	125,299
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.82	$31.90	$30.08	$27.31	$20.24	$17.84	$17.99	$14.64	$11.53	$22.06
Value at end of period	$42.55	$31.82	$31.90	$30.08	$27.31	$20.24	$17.84	$17.99	$14.64	$11.53
Number of accumulation units outstanding at end of period	33,681	31,950	26,033	26,251	52,303	47,220	59,919	57,947	60,361	104,016
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.08	$21.38	$20.85	$22.92	$17.76	$14.86	$18.13	$16.20	$12.94	$23.26
Value at end of period	$25.89	$20.08	$21.38	$20.85	$22.92	$17.76	$14.86	$18.13	$16.20	$12.94
Number of accumulation units outstanding at end of period	1,489	1,407	1,397	2,309	7,973	10,569	10,679	10,158	10,238	13,669
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$33.86	$26.28	$28.68	$28.82	$21.38	$18.25	$19.16	$15.10	$11.81	$17.83
Value at end of period	$37.08	$33.86	$26.28	$28.68	$28.82	$21.38	$18.25	$19.16	$15.10	$11.81
Number of accumulation units outstanding at end of period	12,263	15,174	24,418	21,107	18,417	20,223	23,094	29,350	31,209	27,827
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.22	$17.34	$18.32	$17.71	$13.86	$12.69	$13.67	$12.28	$10.46	
Value at end of period	$21.88	$19.22	$17.34	$18.32	$17.71	$13.86	$12.69	$13.67	$12.28	
Number of accumulation units outstanding at end of period	522	461	175	0	0	0	0	35	0	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$56.30	$55.63	$53.54	$49.89	$35.98	$37.16				
Value at end of period	$70.95	$56.30	$55.63	$53.54	$49.89	$35.98				
Number of accumulation units outstanding at end of period	4,529	4,858	4,426	4,337	6,890	6,887				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.97	$14.64	$15.70	$14.67	$11.47	$10.18	$10.29	$9.49	$7.48	$10.82
Value at end of period	$17.89	$15.97	$14.64	$15.70	$14.67	$11.47	$10.18	$10.29	$9.49	$7.48
Number of accumulation units outstanding at end of period	6,067	6,464	7,107	7,167	36,351	46,367	52,221	59,066	64,029	86,234
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$30.33	$30.49	$29.25	$26.16	$20.28	$17.29	$18.45	$18.38		
Value at end of period	$38.38	$30.33	$30.49	$29.25	$26.16	$20.28	$17.29	$18.45		
Number of accumulation units outstanding at end of period	0	0	0	0	7	4	2	1		

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$9.66	$10.20								
Value at end of period	$11.71	$9.66								
Number of accumulation units outstanding at end of period	11	6								
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$20.84	$16.70	$17.50	$16.83	$12.55	$10.92	$11.24	$9.11	$7.16	$10.14
Value at end of period	$22.64	$20.84	$16.70	$17.50	$16.83	$12.55	$10.92	$11.24	$9.11	$7.16
Number of accumulation units outstanding at end of period	2,548	2,404	2,281	2,023	1,801	1,550	364	319	234	180
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$23.48	$20.38	$21.41	$19.40	$15.04	$13.27	$13.97	$11.26	$8.98	$14.97
Value at end of period	$24.82	$23.48	$20.38	$21.41	$19.40	$15.04	$13.27	$13.97	$11.26	$8.98
Number of accumulation units outstanding at end of period	9,486	9,468	8,859	8,686	18,210	17,979	20,886	20,198	22,904	40,910
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.20									
Value at end of period	$10.23									
Number of accumulation units outstanding at end of period	956									
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$10.20	$10.07	$10.18	$9.90						
Value at end of period	$10.40	$10.20	$10.07	$10.18						
Number of accumulation units outstanding at end of period	7,998	7,637	2,799	1,535						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$18.03	$16.58	$16.85	$15.44	$11.31	$10.32	$10.75	$8.87	$6.87	$11.37
Value at end of period	$21.13	$18.03	$16.58	$16.85	$15.44	$11.31	$10.32	$10.75	$8.87	$6.87
Number of accumulation units outstanding at end of period	7,267	7,109	6,139	2,307	4,789	4,354	3,915	3,964	3,670	1,456
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$68.16	$64.44	$75.78	$80.44	$75.03	$62.74	$77.41	$61.60	$34.26	$66.61
Value at end of period	$90.91	$68.16	$64.44	$75.78	$80.44	$75.03	$62.74	$77.41	$61.60	$34.26
Number of accumulation units outstanding at end of period	5,957	5,288	3,271	3,398	9,495	9,030	10,146	13,304	13,796	25,177
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.30	$21.66	$23.26	$21.00	$15.05	$12.89	$13.32	$10.91	$8.03	$13.06
Value at end of period	$28.58	$25.30	$21.66	$23.26	$21.00	$15.05	$12.89	$13.32	$10.91	$8.03
Number of accumulation units outstanding at end of period	2,679	2,884	2,859	2,927	4,450	3,538	3,654	3,842	3,874	3,696
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.30	$15.57	$15.82	$14.80	$12.86	$11.67	$12.02	$10.85	$9.04	$13.19
Value at end of period	$18.26	$16.30	$15.57	$15.82	$14.80	$12.86	$11.67	$12.02	$10.85	$9.04
Number of accumulation units outstanding at end of period	10,316	9,598	13,358	11,389	16,093	14,662	13,970	16,401	23,714	25,495
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$6.12	$6.20								
Value at end of period	$6.21	$6.12								
Number of accumulation units outstanding at end of period	795	277								
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.98	$14.39	$14.95	$14.66	$16.31	$15.16	$13.72	$12.82	$10.95	$11.90
Value at end of period	$15.37	$14.98	$14.39	$14.95	$14.66	$16.31	$15.16	$13.72	$12.82	$10.95
Number of accumulation units outstanding at end of period	28,736	27,988	43,917	38,274	46,915	50,145	45,457	36,159	26,578	27,192

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.90	$16.72	$17.59	$17.76	$16.02	$13.95	$14.34	$12.27	$7.73	$12.09
Value at end of period	$20.06	$18.90	$16.72	$17.59	$17.76	$16.02	$13.95	$14.34	$12.27	$7.73
Number of accumulation units outstanding at end of period	2,690	4,668	6,956	5,649	6,544	7,405	7,550	9,675	13,212	23,034
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.94	$9.93	$9.99							
Value at end of period	$10.14	$9.94	$9.93							
Number of accumulation units outstanding at end of period	1,500	586	48							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.23	$20.20	$21.32	$21.21	$20.97	$18.30	$18.94	$16.98	$14.44	$13.73
Value at end of period	$21.50	$21.23	$20.20	$21.32	$21.21	$20.97	$18.30	$18.94	$16.98	$14.44
Number of accumulation units outstanding at end of period	22,492	24,665	32,427	29,163	39,708	37,556	44,896	44,246	51,997	65,934
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$10.36	$10.40								
Value at end of period	$12.74	$10.36								
Number of accumulation units outstanding at end of period	49	49								
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$3.48	$2.41	$3.31	$3.66	$7.61	$8.74	$10.78			
Value at end of period	$3.78	$3.48	$2.41	$3.31	$3.66	$7.61	$8.74			
Number of accumulation units outstanding at end of period	62,711	63,027	57,570	48,266	7,781	7,120	1,260			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$27.81	$26.07	$26.84	$25.54	$22.11	$19.66	$20.14	$17.83	$15.11	$21.24
Value at end of period	$31.58	$27.81	$26.07	$26.84	$25.54	$22.11	$19.66	$20.14	$17.83	$15.11
Number of accumulation units outstanding at end of period	4,762	5,152	1,490	2,663	29,730	35,533	47,137	49,614	55,247	77,643
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$10.65	$9.63	$9.90							
Value at end of period	$12.58	$10.65	$9.63							
Number of accumulation units outstanding at end of period	1,703	76	517							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.76	$13.08	$13.81	$14.04	$14.63	$13.84	$13.49	$11.65	$9.68	$11.70
Value at end of period	$14.93	$13.76	$13.08	$13.81	$14.04	$14.63	$13.84	$13.49	$11.65	$9.68
Number of accumulation units outstanding at end of period	43,658	46,571	41,611	40,605	52,514	59,384	68,854	71,831	84,120	98,319
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.81	$9.35	$10.02							
Value at end of period	$12.01	$9.81	$9.35							
Number of accumulation units outstanding at end of period	35,336	36,655	42,441							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$10.27	$9.71	$10.16	$10.29						
Value at end of period	$11.68	$10.27	$9.71	$10.16						
Number of accumulation units outstanding at end of period	1,986	1,788	264	50						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2017)										
Value at beginning of period	$11.41									
Value at end of period	$11.34									
Number of accumulation units outstanding at end of period	5									
YVOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.11	$13.23	$13.37	$13.50	$13.64	$13.78	$13.93	$14.04	$14.14	$13.92
Value at end of period	$13.06	$13.11	$13.23	$13.37	$13.50	$13.64	$13.78	$13.93	$14.04	$14.14
Number of accumulation units outstanding at end of period	35,415	42,776	71,535	64,331	83,516	76,228	93,125	115,872	169,067	208,197

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$26.85	$24.72	$25.34	$23.13	$17.89	$15.61	$15.82	$14.01	$10.87	$17.61
Value at end of period	$31.97	$26.85	$24.72	$25.34	$23.13	$17.89	$15.61	$15.82	$14.01	$10.87
Number of accumulation units outstanding at end of period	29,080	36,160	142,732	150,086	158,993	154,451	192,712	192,443	169,608	209,441
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.80	$17.46	$18.00	$17.99	$17.21	$15.25	$14.76	$13.05	$8.83	$11.52
Value at end of period	$20.81	$19.80	$17.46	$18.00	$17.99	$17.21	$15.25	$14.76	$13.05	$8.83
Number of accumulation units outstanding at end of period	4,302	4,590	2,369	1,983	6,276	9,331	6,119	5,596	6,523	5,397
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.76	$32.77	$32.84	$29.15	$22.16	$19.57	$19.79	$17.55	$14.39	$23.17
Value at end of period	$44.11	$35.76	$32.77	$32.84	$29.15	$22.16	$19.57	$19.79	$17.55	$14.39
Number of accumulation units outstanding at end of period	25,178	25,473	17,106	16,104	29,459	27,958	38,262	46,241	58,601	79,403
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$42.99	$36.77	$37.84	$34.90	$26.21	$22.51	$23.01	$19.07	$14.63	$23.68
Value at end of period	$48.32	$42.99	$36.77	$37.84	$34.90	$26.21	$22.51	$23.01	$19.07	$14.63
Number of accumulation units outstanding at end of period	31,715	33,388	28,289	27,335	32,774	33,215	39,895	48,390	49,215	62,920
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.79	$25.23	$26.34	$25.25	$17.88	$16.08	$16.37	$13.46	$10.90	$16.58
Value at end of period	$34.58	$31.79	$25.23	$26.34	$25.25	$17.88	$16.08	$16.37	$13.46	$10.90
Number of accumulation units outstanding at end of period	9,518	9,522	4,917	4,979	9,947	9,395	11,802	19,040	19,004	29,022
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$18.62	$17.61	$18.07	$17.66						
Value at end of period	$21.12	$18.62	$17.61	$18.07						
Number of accumulation units outstanding at end of period	1,158	1,066	15,331	20,389						
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$20.20	$18.94	$19.45	$18.94						
Value at end of period	$23.66	$20.20	$18.94	$19.45						
Number of accumulation units outstanding at end of period	169	120	30,154	29,505						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$21.17	$19.79	$20.38	$19.79						
Value at end of period	$25.18	$21.17	$19.79	$20.38						
Number of accumulation units outstanding at end of period	1	1	994	972						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$15.29	$14.72	$15.04	$14.81						
Value at end of period	$16.50	$15.29	$14.72	$15.04						
Number of accumulation units outstanding at end of period	0	0	25,657	1						
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.91	$23.16	$23.27	$22.04	$22.30	$20.60	$19.36	$17.81	$16.13	$17.82
Value at end of period	$24.86	$23.91	$23.16	$23.27	$22.04	$22.30	$20.60	$19.36	$17.81	$16.13
Number of accumulation units outstanding at end of period	29,615	33,671	61,327	49,887	38,389	38,400	41,709	45,748	51,392	73,671
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.94	$8.96	$9.14	$9.82	$8.17	$6.95	$8.00	$7.50	$5.92	$7.64
Value at end of period	$11.05	$8.94	$8.96	$9.14	$9.82	$8.17	$6.95	$8.00	$7.50	$5.92
Number of accumulation units outstanding at end of period	8,569	6,133	5,209	1,747	1,206	1,759	2,253	7,413	7,245	807
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.03	$18.49	$17.57	$15.63	$12.06	$10.32	$10.31			
Value at end of period	$24.43	$19.03	$18.49	$17.57	$15.63	$12.06	$10.32			
Number of accumulation units outstanding at end of period	30,408	31,559	174,193	177,455	64,697	75,310	83,791			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VYOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.55	$12.91	$13.66	$12.54	$9.68	$8.53	$8.33	$7.05	$6.32	$9.14
Value at end of period	$16.35	$14.55	$12.91	$13.66	$12.54	$9.68	$8.53	$8.33	$7.05	$6.32
Number of accumulation units outstanding at end of period	77,951	82,684	79,428	76,128	111,959	86,005	97,384	41,425	52,339	84,222
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$27.63	$26.03	$26.17	$24.29	$18.60	$16.46	$16.72	$12.96	$9.26	$15.00
Value at end of period	$34.20	$27.63	$26.03	$26.17	$24.29	$18.60	$16.46	$16.72	$12.96	$9.26
Number of accumulation units outstanding at end of period	11,804	6,174	73,766	76,574	8,942	2,109	1,799	1,740	1,172	1,265
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$11.58									
Value at end of period	$13.61									
Number of accumulation units outstanding at end of period	846									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.76	$15.56	$15.78	$13.83	$10.70	$9.78	$10.33	$8.99	$7.30	$11.27
Value at end of period	$20.19	$16.76	$15.56	$15.78	$13.83	$10.70	$9.78	$10.33	$8.99	$7.30
Number of accumulation units outstanding at end of period	307	470	379	369	3,182	2,994	2,851	5,924	8,751	8,998
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.87	$25.48	$23.93	$21.38	$16.37	$14.45	$14.01	$12.55	$10.70	
Value at end of period	$34.91	$26.87	$25.48	$23.93	$21.38	$16.37	$14.45	$14.01	$12.55	
Number of accumulation units outstanding at end of period	6,542	6,219	473	263	167	83	25	407	329	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.95	$15.44	$15.28	$13.68	$10.47	$9.15	$9.02	$8.12	$6.65	
Value at end of period	$20.56	$16.95	$15.44	$15.28	$13.68	$10.47	$9.15	$9.02	$8.12	
Number of accumulation units outstanding at end of period	19,517	16,545	51,871	50,874	1,719	1,179	795	866	946	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.34	$20.46	$21.48	$19.34	$14.87	$12.96	$13.02	$11.84	$10.06	
Value at end of period	$26.14	$23.34	$20.46	$21.48	$19.34	$14.87	$12.96	$13.02	$11.84	
Number of accumulation units outstanding at end of period	981	896	96	18	994	933	884	1,881	1,494	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.93	$25.47	$25.95	$23.60	$17.68	$15.47	$15.98	$12.84	$11.41	
Value at end of period	$33.14	$26.93	$25.47	$25.95	$23.60	$17.68	$15.47	$15.98	$12.84	
Number of accumulation units outstanding at end of period	562	466	273	514	403	644	571	277	211	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.29	$16.30	$16.95	$15.20	$11.44	$9.88	$10.18	$8.21	$5.92	$6.64
Value at end of period	$21.35	$18.29	$16.30	$16.95	$15.20	$11.44	$9.88	$10.18	$8.21	$5.92
Number of accumulation units outstanding at end of period	16,388	11,905	27,950	27,151	610	362	116	36	22	423
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$19.21	$16.03	$16.97	$16.34	$11.90	$10.37	$10.90	$8.72	$5.04	
Value at end of period	$21.72	$19.21	$16.03	$16.97	$16.34	$11.90	$10.37	$10.90	$8.72	
Number of accumulation units outstanding at end of period	10,258	7,008	32,749	30,288	952	1,713	597	367	114	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$59.96	$48.67	$49.58	$47.03	$34.50	$30.44	$31.55	$25.63	$20.31	$29.76
Value at end of period	$66.03	$59.96	$48.67	$49.58	$47.03	$34.50	$30.44	$31.55	$25.63	$20.31
Number of accumulation units outstanding at end of period	17,928	18,868	15,494	15,340	21,407	20,342	23,309	24,031	27,363	30,424
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$19.40	$17.29	$17.63	$16.87	$12.26	$10.75	$10.78	$8.23	$6.35	$9.79
Value at end of period	$22.79	$19.40	$17.29	$17.63	$16.87	$12.26	$10.75	$10.78	$8.23	$6.35
Number of accumulation units outstanding at end of period	3,936	2,968	5,924	4,478	3,314	2,511	3,081	2,661	2,897	6,248

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.50	$14.79	$14.96	$14.32	$12.44	$11.08	$11.56	$10.26	$8.25	$12.60
Value at end of period	$17.68	$15.50	$14.79	$14.96	$14.32	$12.44	$11.08	$11.56	$10.26	$8.25
Number of accumulation units outstanding at end of period	11,352	21,587	17,118	15,206	19,525	17,753	17,026	50,508	39,984	49,902
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.22	$15.43	$15.67	$14.98	$12.58	$11.05	$11.70	$10.32	$8.13	$13.04
Value at end of period	$19.17	$16.22	$15.43	$15.67	$14.98	$12.58	$11.05	$11.70	$10.32	$8.13
Number of accumulation units outstanding at end of period	47,726	20,764	18,651	16,417	9,665	6,963	2,930	35,849	34,201	26,445
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.64	$15.81	$16.13	$15.36	$12.57	$11.00	$11.72	$10.29	$8.01	$13.46
Value at end of period	$19.97	$16.64	$15.81	$16.13	$15.36	$12.57	$11.00	$11.72	$10.29	$8.01
Number of accumulation units outstanding at end of period	6,768	6,137	3,141	2,495	3,807	3,457	3,599	14,378	11,904	15,801
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$16.44	$15.61	$15.91	$15.14	$12.38	$10.83	$11.54	$10.93		
Value at end of period	$19.80	$16.44	$15.61	$15.91	$15.14	$12.38	$10.83	$11.54		
Number of accumulation units outstanding at end of period	840	557	259	126	92	92	92	23		
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$12.88	$12.24	$12.43	$11.81	$10.32	$9.17	$9.50	$8.52	$6.92	$7.19
Value at end of period	$14.62	$12.88	$12.24	$12.43	$11.81	$10.32	$9.17	$9.50	$8.52	$6.92
Number of accumulation units outstanding at end of period	9	9	9	9	9	0	0	0	0	26
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.49	$14.01	$14.15	$13.52	$12.77	$11.76	$11.84	$10.92	$9.41	$11.41
Value at end of period	$15.67	$14.49	$14.01	$14.15	$13.52	$12.77	$11.76	$11.84	$10.92	$9.41
Number of accumulation units outstanding at end of period	1,960	1,959	1,899	745	17,538	17,414	17,275	22,392	20,186	8,686
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.76	$12.18	$12.35	$11.82	$10.91	$9.84	$10.02	$9.10	$7.71	
Value at end of period	$13.93	$12.76	$12.18	$12.35	$11.82	$10.91	$9.84	$10.02	$9.10	
Number of accumulation units outstanding at end of period	4,305	4,572	3,639	2,984	1,991	990	326	288	192	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.89	$22.84	$23.13	$21.92	$19.76	$17.78	$17.65	$16.06	$13.77	$18.21
Value at end of period	$26.13	$23.89	$22.84	$23.13	$21.92	$19.76	$17.78	$17.65	$16.06	$13.77
Number of accumulation units outstanding at end of period	1,996	3,778	4,021	3,868	21,959	21,429	20,598	17,770	19,680	18,748
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.67	$23.31	$23.84	$22.61	$18.67	$16.40	$17.08	$15.26	$12.32	$19.47
Value at end of period	$28.78	$24.67	$23.31	$23.84	$22.61	$18.67	$16.40	$17.08	$15.26	$12.32
Number of accumulation units outstanding at end of period	15,013	15,582	14,354	17,740	41,163	37,538	38,434	61,003	61,867	75,845
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.93	$22.68	$23.05	$21.83	$18.92	$16.83	$17.11	$15.43	$12.80	$18.61
Value at end of period	$27.11	$23.93	$22.68	$23.05	$21.83	$18.92	$16.83	$17.11	$15.43	$12.80
Number of accumulation units outstanding at end of period	11,458	12,131	11,989	12,670	31,690	29,158	30,669	35,683	41,240	62,347
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.40	$12.24	$12.34	$11.80	$12.24	$11.91	$11.22	$10.69	$10.20	$9.94
Value at end of period	$12.66	$12.40	$12.24	$12.34	$11.80	$12.24	$11.91	$11.22	$10.69	$10.20
Number of accumulation units outstanding at end of period	4,690	17,968	3,430	2,320	1,423	9,078	10,091	6,745	1,346	537
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.26	$27.91	$28.70	$25.79	$19.84	$17.23	$17.98	$14.89	$11.09	$15.26
Value at end of period	$37.68	$34.26	$27.91	$28.70	$25.79	$19.84	$17.23	$17.98	$14.89	$11.09
Number of accumulation units outstanding at end of period	2,845	2,600	4,126	3,590	3,522	2,521	2,010	1,482	4,583	4,519

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.98	$28.77	$30.61	$29.65	$21.58	$18.22	$18.01	$14.39	$10.76	$18.50
Value at end of period	$38.04	$29.98	$28.77	$30.61	$29.65	$21.58	$18.22	$18.01	$14.39	$10.76
Number of accumulation units outstanding at end of period	16,710	21,934	21,774	15,913	17,289	16,779	18,321	19,247	19,260	15,894
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.53	$13.55	$13.89	$12.30	$11.96	$9.59	$10.21	$8.87	$6.70	$9.74
Value at end of period	$14.83	$13.53	$13.55	$13.89	$12.30	$11.96	$9.59	$10.21	$8.87	$6.70
Number of accumulation units outstanding at end of period	3,940	4,082	2,922	3,637	8,609	8,858	7,059	11,839	12,092	25,587
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.55	$17.01	$16.70	$12.99	$12.87	$11.25	$10.39	$8.20	$6.10	$10.02
Value at end of period	$18.27	$17.55	$17.01	$16.70	$12.99	$12.87	$11.25	$10.39	$8.20	$6.10
Number of accumulation units outstanding at end of period	5,797	5,875	5,383	4,202	7,792	7,846	9,557	7,782	6,343	14,404
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.49	$29.36	$28.81	$25.81	$19.36	$17.42	$18.47	$16.66	$12.79	$21.27
Value at end of period	$37.89	$31.49	$29.36	$28.81	$25.81	$19.36	$17.42	$18.47	$16.66	$12.79
Number of accumulation units outstanding at end of period	3,218	3,181	1,674	1,549	4,672	3,928	3,801	4,863	3,999	4,827
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.75	$15.32	$15.95	$15.45	$11.15	$9.87	$10.25	$8.27	$6.70	$10.27
Value at end of period	$20.58	$18.75	$15.32	$15.95	$15.45	$11.15	$9.87	$10.25	$8.27	$6.70
Number of accumulation units outstanding at end of period	2,024	1,950	1,169	1,444	1,796	1,455	1,435	1,244	723	1,187
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.69	$19.47	$20.92	$19.37	$14.50	$12.35	$12.75	$11.19	$8.80	$14.00
Value at end of period	$26.43	$22.69	$19.47	$20.92	$19.37	$14.50	$12.35	$12.75	$11.19	$8.80
Number of accumulation units outstanding at end of period	9,355	9,551	11,662	11,359	15,426	13,571	13,742	15,854	17,850	22,049
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.15	$17.67	$18.89	$17.52	$13.67	$12.70	$12.97	$11.67	$9.27	$12.68
Value at end of period	$22.12	$20.15	$17.67	$18.89	$17.52	$13.67	$12.70	$12.97	$11.67	$9.27
Number of accumulation units outstanding at end of period	57,085	62,453	223,520	229,526	185,293	203,010	224,470	232,319	253,893	357,527
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.31	$17.96	$18.69	$17.16	$12.95	$11.42	$11.80	$10.60	$8.64	$12.88
Value at end of period	$24.02	$21.31	$17.96	$18.69	$17.16	$12.95	$11.42	$11.80	$10.60	$8.64
Number of accumulation units outstanding at end of period	3,537	3,629	3,625	3,454	10,116	8,245	7,647	6,786	5,996	8,015
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.92	$17.82	$21.39	$21.42	$22.96	$19.48	$24.09	$20.23	$11.92	$24.72
Value at end of period	$28.19	$19.92	$17.82	$21.39	$21.42	$22.96	$19.48	$24.09	$20.23	$11.92
Number of accumulation units outstanding at end of period	8,248	7,177	29,820	28,000	5,602	6,613	7,372	8,374	9,500	9,666
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.20	$30.13	$31.40	$27.60	$21.20	$17.85	$17.72	$14.56	$11.71	$17.67
Value at end of period	$38.49	$34.20	$30.13	$31.40	$27.60	$21.20	$17.85	$17.72	$14.56	$11.71
Number of accumulation units outstanding at end of period	3,497	3,430	6,811	6,793	5,412	3,480	3,655	3,890	3,986	6,470
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.97	$22.41	$23.51	$21.93	$15.95	$13.58	$13.91	$11.09	$8.80	$12.70
Value at end of period	$30.84	$26.97	$22.41	$23.51	$21.93	$15.95	$13.58	$13.91	$11.09	$8.80
Number of accumulation units outstanding at end of period	6,278	6,617	5,658	1,540	4,650	2,395	1,890	1,527	1,235	1,142
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.18	$19.34	$18.77	$19.32	$14.74	$12.75	$14.03	$11.72	$8.84	$14.97
Value at end of period	$25.91	$19.18	$19.34	$18.77	$19.32	$14.74	$12.75	$14.03	$11.72	$8.84
Number of accumulation units outstanding at end of period	74,713	87,324	77,732	78,914	205,609	206,152	221,997	234,758	264,766	361,586
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.14	$17.81	$18.87	$19.00	$17.09	$14.87	$15.13	$12.85	$7.77	$11.12
Value at end of period	$21.40	$20.14	$17.81	$18.87	$19.00	$17.09	$14.87	$15.13	$12.85	$7.77
Number of accumulation units outstanding at end of period	6,012	6,829	12,348	10,813	3,415	2,022	2,766	1,148	2,847	3,631

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$23.60	$22.07	$21.20	$19.10	$15.79	$13.94	$13.69	$12.13	$9.20	$12.83
Value at end of period	$26.88	$23.60	$22.07	$21.20	$19.10	$15.79	$13.94	$13.69	$12.13	$9.20
Number of accumulation units outstanding at end of period	146,583	125,377	97,693	43,004	33,609	30,133	31,408	64,208	58,446	93,764
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.27	$22.84	$23.36	$21.11	$15.78	$13.73	$14.41	$10.97	$7.82	$13.46
Value at end of period	$29.98	$24.27	$22.84	$23.36	$21.11	$15.78	$13.73	$14.41	$10.97	$7.82
Number of accumulation units outstanding at end of period	29,638	30,739	24,298	28,611	94,116	101,145	111,951	122,606	134,669	203,872
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$27.38	$23.29	$25.28	$23.78	$18.52	$15.97	$16.28	$14.31	$11.57	$18.19
Value at end of period	$31.49	$27.38	$23.29	$25.28	$23.78	$18.52	$15.97	$16.28	$14.31	$11.57
Number of accumulation units outstanding at end of period	4,996	4,376	9,033	7,517	7,676	7,951	7,272	9,032	9,467	11,747
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$43.14	$42.95	$39.17	$36.42	$26.43	$22.46	$22.94	$19.84	$14.02	$24.52
Value at end of period	$57.03	$43.14	$42.95	$39.17	$36.42	$26.43	$22.46	$22.94	$19.84	$14.02
Number of accumulation units outstanding at end of period	18,472	15,995	17,756	9,988	31,110	34,529	42,262	42,295	42,046	68,508
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.57	$15.44	$15.76	$16.10	$14.23	$12.11	$13.96	$12.40	$9.11	$18.23
Value at end of period	$19.71	$15.57	$15.44	$15.76	$16.10	$14.23	$12.11	$13.96	$12.40	$9.11
Number of accumulation units outstanding at end of period	207	112	106	83	1,154	621	429	950	1,070	4,566
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.63	$9.56	$9.99	$10.81	$9.08	$7.72	$8.87	$8.23	$6.29	$10.20
Value at end of period	$11.66	$9.63	$9.56	$9.99	$10.81	$9.08	$7.72	$8.87	$8.23	$6.29
Number of accumulation units outstanding at end of period	11,283	10,488	23,544	25,083	25,623	33,761	30,950	35,558	39,786	54,247
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.12	$11.96	$13.07	$13.59	$10.51	$8.72	$9.35	$8.77	$6.70	$11.22
Value at end of period	$15.35	$13.12	$11.96	$13.07	$13.59	$10.51	$8.72	$9.35	$8.77	$6.70
Number of accumulation units outstanding at end of period	0	0	253	247	0	0	0	202	697	3,165
WANGER INTERNATIONAL										
Value at beginning of period	$11.64	$11.93	$12.05	$12.74	$10.52	$8.74	$10.35	$8.37	$5.65	$10.49
Value at end of period	$15.31	$11.64	$11.93	$12.05	$12.74	$10.52	$8.74	$10.35	$8.37	$5.65
Number of accumulation units outstanding at end of period	24,828	26,262	26,515	9,305	12,733	13,437	11,163	6,993	2,462	6,419
WANGER SELECT										
Value at beginning of period	$24.01	$21.40	$21.58	$21.14	$15.87	$13.54	$16.62	$13.27	$8.07	$16.01
Value at end of period	$30.10	$24.01	$21.40	$21.58	$21.14	$15.87	$13.54	$16.62	$13.27	$8.07
Number of accumulation units outstanding at end of period	5,221	5,186	4,780	1,832	14,571	12,537	12,363	11,998	12,367	18,916
WANGER USA										
Value at beginning of period	$25.08	$22.29	$22.67	$21.86	$16.52	$13.91	$14.56	$11.93	$8.48	$14.20
Value at end of period	$29.68	$25.08	$22.29	$22.67	$21.86	$16.52	$13.91	$14.56	$11.93	$8.48
Number of accumulation units outstanding at end of period	124	120	426	834	2,188	907	1,976	1,836	1,393	4,084
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during December 2017)										
Value at beginning of period	$13.60									
Value at end of period	$13.77									
Number of accumulation units outstanding at end of period	10									
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$43.85	$34.38	$36.40	$34.27	$25.08	$22.34	$23.07	$19.02	$14.80	$21.91
Value at end of period	$48.19	$43.85	$34.38	$36.40	$34.27	$25.08	$22.34	$23.07	$19.02	$14.80
Number of accumulation units outstanding at end of period	4,971	5,038	5,607	6,076	12,605	13,308	13,241	15,912	19,065	34,945

TABLE 25

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.13	$20.95	$20.67	$19.94	$14.97	$13.17	$14.05	$12.97	$11.33	
Value at end of period	$26.64	$21.13	$20.95	$20.67	$19.94	$14.97	$13.17	$14.05	$12.97	
Number of accumulation units outstanding at end of period	1,183	2,027	2,163	285	1,263	424	669	914	298	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.88	$15.86	$16.10	$14.28	$11.75	$10.68	$11.01	$9.60	$8.24	
Value at end of period	$21.53	$16.88	$15.86	$16.10	$14.28	$11.75	$10.68	$11.01	$9.60	
Number of accumulation units outstanding at end of period	13,123	12,038	11,169	15,923	15,307	10,623	13,561	4,654	766	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.26	$15.96	$16.62	$15.39	$12.00	$11.06	$10.97	$9.89	$8.69	
Value at end of period	$20.78	$17.26	$15.96	$16.62	$15.39	$12.00	$11.06	$10.97	$9.89	
Number of accumulation units outstanding at end of period	15,433	15,532	18,901	21,522	21,095	25,259	22,337	22,453	8,007	
AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)										
Value at beginning of period	$54.60	$48.72	$52.35	$47.17	$35.23	$31.16	$30.67	$27.24	$23.43	$36.33
Value at end of period	$64.96	$54.60	$48.72	$52.35	$47.17	$35.23	$31.16	$30.67	$29.24	$23.43
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.05	$11.63	$12.02	$11.84	$13.17	$12.48	$11.17	$10.71	$10.22	
Value at end of period	$12.29	$12.05	$11.63	$12.02	$11.84	$13.17	$12.48	$11.17	$10.71	
Number of accumulation units outstanding at end of period	15,215	16,505	15,918	27,760	42,630	37,516	13,100	9,474	6,424	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.83	$9.30	$9.18							
Value at end of period	$11.10	$9.83	$9.30							
Number of accumulation units outstanding at end of period	683	713	485							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORSSM (CLASS R-4)										
Value at beginning of period	$16.24	$14.60	$14.28	$13.26	$10.20	$8.80	$9.08	$8.05	$6.10	$9.14
Value at end of period	$19.81	$16.24	$14.60	$14.28	$13.26	$10.20	$8.80	$9.08	$8.05	$6.10
Number of accumulation units outstanding at end of period	29,803	26,066	22,688	31,490	33,384	36,185	32,043	21,816	18,090	1,660
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.33	$13.70	$13.50	$13.40	$10.47	$8.68	$10.24	$8.29	$5.53	
Value at end of period	$17.98	$14.33	$13.70	$13.50	$13.40	$10.47	$8.68	$10.24	$8.29	
Number of accumulation units outstanding at end of period	23,409	22,076	16,210	8,759	8,271	14,906	13,379	11,284	6,047	
AMERICAN FUNDS® - THE BOND FUND OF AMERICASM (CLASS R-4)										
Value at beginning of period	$11.80	$11.61	$11.71	$11.22	$11.57	$11.05	$10.49	$9.89	$8.70	$9.70
Value at end of period	$12.05	$11.80	$11.61	$11.71	$11.22	$11.57	$11.05	$10.49	$9.89	$8.70
Number of accumulation units outstanding at end of period	8,177	7,621	6,188	9,276	6,170	7,907	8,066	10,127	8,689	5,340
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.50	$21.91	$21.03	$19.46	$14.70	$12.33	$13.10	$11.80	$8.87	$14.71
Value at end of period	$29.30	$23.50	$21.91	$21.03	$19.46	$14.70	$12.33	$13.10	$11.80	$8.87
Number of accumulation units outstanding at end of period	74,172	84,158	79,682	86,428	105,729	109,479	127,160	153,673	147,478	101,535

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.28	$8.78	$10.34	$11.59	$12.26	$13.64	$17.79	$19.56	$19.30	$21.64
Value at end of period	$8.78	$10.34	$11.59	$12.26	$13.64	$17.79	$19.56	$19.30	$21.64	$25.70
Number of accumulation units outstanding at end of period	74,633	87,674	86,377	74,781	86,855	93,936	78,512	73,164	74,920	76,382
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$9.90	$11.72	$10.84	$12.48	$17.84	$19.36	$17.16	$21.06
Value at end of period			$11.72	$10.84	$12.48	$17.84	$19.36	$17.16	$21.06	$23.23
Number of accumulation units outstanding at end of period			1,921	2,133	4,991	13,104	9,205	16,824	19,732	18,074
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period			$10.96	$11.55	$10.13	$12.05	$17.25	$18.93	$17.95	$20.52
Value at end of period			$11.55	$10.13	$12.05	$17.25	$18.93	$17.95	$20.52	$23.52
Number of accumulation units outstanding at end of period			1,808	2,226	4,776	14,380	6,505	6,451	7,184	4,914
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$10.43	$5.75	$7.94	$8.32	$7.63	$9.46	$11.72	$11.48	$10.91	$9.75
Value at end of period	$5.75	$7.94	$8.32	$7.63	$9.46	$11.72	$11.48	$10.91	$9.75	$12.64
Number of accumulation units outstanding at end of period	334	638	653	1,717	3,572	2,571	3,001	7,163	9,340	11,424
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period								$9.23	$9.15	$10.43
Value at end of period								$9.15	$10.43	$12.05
Number of accumulation units outstanding at end of period								1,470	5,777	7,104
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$10.05	$10.07	$9.35
Value at end of period								$10.07	$9.35	$11.55
Number of accumulation units outstanding at end of period								9,394	12,398	12,380
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.09	$12.61	$15.67	$15.41	$17.25	$22.75	$23.94	$22.04	$26.67
Value at end of period		$12.61	$15.67	$15.41	$17.25	$22.75	$23.94	$22.04	$26.67	$28.63
Number of accumulation units outstanding at end of period		11	2,378	3,469	3,382	7,788	5,583	2,801	4,430	4,118
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.30	$12.43	$15.41	$17.08	$17.67	$19.31	$22.54	$24.43	$23.63	$25.21
Value at end of period	$12.43	$15.41	$17.08	$17.67	$19.31	$22.54	$24.43	$23.63	$25.21	$27.93
Number of accumulation units outstanding at end of period	34,686	39,584	39,976	34,831	34,164	32,733	14,142	13,081	11,993	11,339
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period				$10.06	$9.47	$10.83	$11.05	$14.22	$14.77	$15.43
Value at end of period				$9.47	$10.83	$11.05	$14.22	$14.77	$15.43	$16.34
Number of accumulation units outstanding at end of period				11	149	370	4,002	4,473	4,360	3,919
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.96	$6.18	$7.78	$8.95	$8.40	$9.55	$12.36	$13.66	$13.21	$15.00
Value at end of period	$6.18	$7.78	$8.95	$8.40	$9.55	$12.36	$13.66	$13.21	$15.00	$17.30
Number of accumulation units outstanding at end of period	332	2,263	5,105	6,051	7,419	6,916	5,384	4,424	4,043	6,533
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$9.88	$6.09	$7.96	$9.68	$9.16	$10.56	$14.11	$15.63	$14.66	$16.52
Value at end of period	$6.09	$7.96	$9.68	$9.16	$10.56	$14.11	$15.63	$14.66	$16.52	$18.52
Number of accumulation units outstanding at end of period	1,664	3,189	3,363	1,943	2,607	1,690	1,503	2,863	3,673	3,435

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.78	$19.20	$25.78	$29.88	$28.81	$33.17	$43.08	$47.69	$47.49	$50.73
Value at end of period	$19.20	$25.78	$29.88	$28.81	$33.17	$43.08	$47.69	$47.49	$50.73	$61.15
Number of accumulation units outstanding at end of period	238,470	251,312	262,460	234,868	220,953	218,850	195,144	166,371	147,248	139,632
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.40	$13.27	$17.09	$19.47	$19.44	$22.56	$28.59	$30.74	$29.20	$34.09
Value at end of period	$13.27	$17.09	$19.47	$19.44	$22.56	$28.59	$30.74	$29.20	$34.09	$38.06
Number of accumulation units outstanding at end of period	142,173	146,696	149,411	133,268	122,349	106,939	88,080	68,611	67,885	53,616
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.93	$11.46	$14.54	$17.86	$17.70	$20.07	$27.07	$29.80	$31.59	$31.49
Value at end of period	$11.46	$14.54	$17.86	$17.70	$20.07	$27.07	$29.80	$31.59	$31.49	$42.09
Number of accumulation units outstanding at end of period	200,469	204,620	202,496	167,341	151,708	137,645	123,085	97,602	87,194	80,728
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.13	$12.85	$16.09	$18.00	$14.75	$17.61	$22.72	$20.65	$21.17	$19.88
Value at end of period	$12.85	$16.09	$18.00	$14.75	$17.61	$22.72	$20.65	$21.17	$19.88	$25.61
Number of accumulation units outstanding at end of period	23,844	26,517	26,977	25,312	23,159	21,647	16,097	14,773	11,157	10,565
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.77	$11.77	$15.04	$19.07	$18.15	$21.25	$28.64	$28.49	$26.10	$33.60
Value at end of period	$11.77	$15.04	$19.07	$18.15	$21.25	$28.64	$28.49	$26.10	$33.60	$36.78
Number of accumulation units outstanding at end of period	18,329	27,950	30,841	33,412	31,445	36,590	30,428	22,437	14,842	16,269
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.55	$12.28	$13.66	$12.67	$13.83	$17.67	$18.27	$17.28	$19.15
Value at end of period		$12.28	$13.66	$12.67	$13.83	$17.67	$18.27	$17.28	$19.15	$21.79
Number of accumulation units outstanding at end of period		286	467	1,395	597	460	542	669	2,946	2,923
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.16	$35.96	$49.85	$53.46	$55.53	$56.17
Value at end of period					$35.96	$49.85	$53.46	$55.53	$56.17	$70.74
Number of accumulation units outstanding at end of period					12,732	10,318	8,159	7,600	7,172	4,332
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.77	$7.44	$9.44	$10.23	$10.11	$11.39	$14.56	$15.57	$14.52	$15.83
Value at end of period	$7.44	$9.44	$10.23	$10.11	$11.39	$14.56	$15.57	$14.52	$15.83	$17.72
Number of accumulation units outstanding at end of period	63,605	75,123	76,128	52,107	52,379	51,721	45,636	40,184	39,037	34,267
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$11.73	$10.39	$10.45
Value at end of period								$10.39	$10.45	$13.73
Number of accumulation units outstanding at end of period								2,156	2,266	8,028
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during September 2017)										
Value at beginning of period										$11.23
Value at end of period										$11.70
Number of accumulation units outstanding at end of period										4
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period		$6.53	$9.10	$11.23	$10.90	$12.52	$16.78	$17.44	$16.63	$20.75
Value at end of period		$9.10	$11.23	$10.90	$12.52	$16.78	$17.44	$16.63	$20.75	$22.53
Number of accumulation units outstanding at end of period		223	1,490	7,406	4,618	6,609	6,704	3,971	4,287	4,392
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.92	$8.95	$11.21	$13.91	$13.20	$14.96	$19.28	$21.27	$20.24	$23.30
Value at end of period	$8.95	$11.21	$13.91	$13.20	$14.96	$19.28	$21.27	$20.24	$23.30	$24.62
Number of accumulation units outstanding at end of period	40,065	47,684	49,394	38,136	31,653	24,390	21,887	21,635	17,579	14,989

CFI 202

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$10.22									
Value at end of period	$10.22									
Number of accumulation units outstanding at end of period	376									
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$10.18	$10.06	$10.17	$9.72	$9.69					
Value at end of period	$10.38	$10.18	$10.06	$10.17	$9.72					
Number of accumulation units outstanding at end of period	14,373	19,160	13,246	2,490	1,193					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.94	$16.50	$16.78	$15.38	$11.27	$10.29	$10.73	$8.85	$6.87	$11.36
Value at end of period	$21.00	$17.94	$16.50	$16.78	$15.38	$11.27	$10.29	$10.73	$8.85	$6.87
Number of accumulation units outstanding at end of period	14,113	11,950	10,982	10,133	9,449	7,127	5,966	7,922	5,764	5,023
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$67.61	$63.95	$75.24	$79.91	$74.56	$62.38	$77.01	$61.32	$34.11	$66.36
Value at end of period	$90.12	$67.61	$63.95	$75.24	$79.91	$74.56	$62.38	$77.01	$61.32	$34.11
Number of accumulation units outstanding at end of period	14,295	14,365	13,879	20,346	19,345	15,766	17,564	20,377	21,939	20,069
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$33.42	$33.76	$32.84	$32.45	$25.78	$21.49	$23.69	$20.66	$14.94	$25.26
Value at end of period	$45.17	$33.42	$33.76	$32.84	$32.45	$25.78	$21.49	$23.69	$20.66	$14.94
Number of accumulation units outstanding at end of period	97	127	127	127	127	127	127	126	125	96
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.16	$21.54	$23.15	$20.91	$14.99	$12.85	$13.28	$10.88	$8.02	$13.04
Value at end of period	$28.40	$25.16	$21.54	$23.15	$20.91	$14.99	$12.85	$13.28	$10.88	$8.02
Number of accumulation units outstanding at end of period	6,265	6,688	6,538	10,635	18,857	10,129	9,133	15,980	13,594	7,928
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.17	$15.45	$15.70	$14.70	$12.78	$11.61	$11.96	$10.80	$9.00	$13.14
Value at end of period	$18.10	$16.17	$15.45	$15.70	$14.70	$12.78	$11.61	$11.96	$10.80	$9.00
Number of accumulation units outstanding at end of period	14,134	13,416	13,796	15,444	19,977	18,472	20,375	28,124	26,224	24,966
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$6.11	$5.12								
Value at end of period	$6.19	$6.11								
Number of accumulation units outstanding at end of period	2,234	2,075								
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.89	$14.31	$14.87	$14.59	$16.24	$15.10	$13.67	$12.79	$10.92	$11.88
Value at end of period	$15.26	$14.89	$14.31	$14.87	$14.59	$16.24	$15.10	$13.67	$12.79	$10.92
Number of accumulation units outstanding at end of period	14,159	16,767	16,553	23,207	26,350	37,878	47,799	43,357	34,569	40,345
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.78	$16.62	$17.50	$17.68	$15.95	$13.89	$14.29	$12.24	$7.71	$12.07
Value at end of period	$19.92	$18.78	$16.62	$17.50	$17.68	$15.95	$13.89	$14.29	$12.24	$7.71
Number of accumulation units outstanding at end of period	3,650	2,866	2,666	13,701	15,989	14,795	8,519	11,553	12,418	10,613
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.93	$9.92	$9.98							
Value at end of period	$10.13	$9.93	$9.92							
Number of accumulation units outstanding at end of period	4,021	3,480	28							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.10	$20.08	$21.20	$21.11	$20.88	$18.23	$18.87	$16.94	$14.41	$13.70
Value at end of period	$21.36	$21.10	$20.08	$21.20	$21.11	$20.88	$18.23	$18.87	$16.94	$14.41
Number of accumulation units outstanding at end of period	27,140	25,869	26,548	45,042	48,483	50,799	44,116	51,025	44,154	48,042

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$3.47	$2.40	$3.31	$3.65	$7.60	$8.74	$10.65			
Value at end of period	$3.76	$3.47	$2.40	$3.31	$3.65	$7.60	$8.74			
Number of accumulation units outstanding at end of period	24,348	17,982	5,772	13,998	14,408	12,397	5,804			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$27.53	$25.81	$26.59	$25.31	$21.93	$19.51	$19.99	$17.71	$15.02	$21.12
Value at end of period	$31.24	$27.53	$25.81	$26.59	$25.31	$21.93	$19.51	$19.99	$17.71	$15.02
Number of accumulation units outstanding at end of period	50,440	55,809	55,735	59,478	69,009	87,691	109,209	176,960	188,955	184,495
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.64	$9.62	$9.17							
Value at end of period	$12.56	$10.64	$9.62							
Number of accumulation units outstanding at end of period	5,916	3,936	2,861							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.67	$13.01	$13.88	$13.84	$14.72	$13.79	$13.45	$11.62	$9.76	$11.56
Value at end of period	$14.83	$13.67	$13.01	$13.88	$13.84	$14.72	$13.79	$13.45	$11.62	$9.76
Number of accumulation units outstanding at end of period	36,641	37,032	46,636	58,330	76,709	87,611	91,393	123,769	116,248	110,698
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.80	$9.34	$10.02							
Value at end of period	$11.99	$9.80	$9.34							
Number of accumulation units outstanding at end of period	32,038	34,372	54,848							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$10.25	$9.71	$10.15	$10.30						
Value at end of period	$11.66	$10.25	$9.71	$10.15						
Number of accumulation units outstanding at end of period	151	136	35	615						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$11.35									
Value at end of period	$11.30									
Number of accumulation units outstanding at end of period	2									
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.98	$13.10	$13.24	$13.39	$13.53	$13.68	$13.83	$13.95	$14.05	$13.84
Value at end of period	$12.92	$12.98	$13.10	$13.24	$13.39	$13.53	$13.68	$13.83	$13.95	$14.05
Number of accumulation units outstanding at end of period	108,230	128,097	106,968	156,528	154,436	210,844	189,340	286,933	314,528	287,943
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$26.57	$24.47	$25.10	$22.92	$17.74	$15.49	$15.71	$13.91	$10.80	$17.51
Value at end of period	$31.63	$26.57	$24.47	$25.10	$22.92	$17.74	$15.49	$15.71	$13.91	$10.80
Number of accumulation units outstanding at end of period	115,657	119,078	138,397	174,587	195,439	163,608	227,292	278,416	226,889	203,477
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.68	$17.36	$17.92	$17.91	$17.14	$15.20	$14.72	$13.02	$8.81	$11.50
Value at end of period	$20.68	$19.68	$17.36	$17.92	$17.91	$17.14	$15.20	$14.72	$13.02	$8.81
Number of accumulation units outstanding at end of period	12,583	13,163	9,737	13,107	12,749	11,423	7,349	9,997	11,047	1,597
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.40	$32.46	$32.54	$28.90	$21.98	$19.42	$19.65	$17.43	$14.31	$23.04
Value at end of period	$43.64	$35.40	$32.46	$32.54	$28.90	$21.98	$19.42	$19.65	$17.43	$14.31
Number of accumulation units outstanding at end of period	57,658	59,869	70,716	92,052	100,450	111,654	130,403	150,349	145,572	153,609
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$42.60	$36.45	$37.53	$34.63	$26.02	$22.35	$22.86	$18.96	$14.55	$23.57
Value at end of period	$47.85	$42.60	$36.45	$37.53	$34.63	$26.02	$22.35	$22.86	$18.96	$14.55
Number of accumulation units outstanding at end of period	48,553	56,802	59,008	81,405	98,245	110,457	112,517	122,838	114,914	110,413

CFI 204

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.49	$25.01	$26.12	$25.05	$17.75	$15.97	$16.26	$13.39	$10.84	$16.50
Value at end of period	$34.24	$31.49	$25.01	$26.12	$25.05	$17.75	$15.97	$16.26	$13.39	$10.84
Number of accumulation units outstanding at end of period	39,901	46,004	46,642	59,170	68,139	71,754	72,019	72,709	62,131	67,034
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$18.56	$17.56	$18.02							
Value at end of period	$21.04	$18.56	$17.56							
Number of accumulation units outstanding at end of period	78,551	61,074	45,333							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$20.13	$18.88	$19.44							
Value at end of period	$23.57	$20.13	$18.88							
Number of accumulation units outstanding at end of period	71,336	56,397	38,859							
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$21.10	$19.74	$20.37							
Value at end of period	$25.08	$21.10	$19.74							
Number of accumulation units outstanding at end of period	51,837	44,076	34,526							
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$16.70	$15.65	$16.15							
Value at end of period	$19.93	$16.70	$15.65							
Number of accumulation units outstanding at end of period	19,789	15,286	10,259							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$15.24	$14.68	$14.95							
Value at end of period	$16.43	$15.24	$14.68							
Number of accumulation units outstanding at end of period	23,611	19,618	15,848							
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.67	$22.94	$23.05	$21.85	$22.12	$20.44	$19.22	$17.69	$16.03	$17.71
Value at end of period	$24.59	$23.67	$22.94	$23.05	$21.85	$22.12	$20.44	$19.22	$17.69	$16.03
Number of accumulation units outstanding at end of period	67,490	70,584	77,971	59,433	73,516	89,949	92,326	124,600	123,089	130,908
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.90	$8.93	$9.11	$9.79	$8.15	$6.94	$7.99	$7.49	$5.92	$5.19
Value at end of period	$11.00	$8.90	$8.93	$9.11	$9.79	$8.15	$6.94	$7.99	$7.49	$5.92
Number of accumulation units outstanding at end of period	18,587	20,488	19,552	34,556	31,094	30,957	23,367	26,156	23,002	6
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.97	$18.45	$17.53	$15.60	$12.05	$10.31	$10.31			
Value at end of period	$24.34	$18.97	$18.45	$17.53	$15.60	$12.05	$10.31			
Number of accumulation units outstanding at end of period	114,982	123,734	132,737	159,195	80,104	103,767	97,382			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.47	$12.85	$13.60	$12.49	$9.65	$8.50	$8.31	$7.04	$6.31	$9.14
Value at end of period	$16.26	$14.47	$12.85	$13.60	$12.49	$9.65	$8.50	$8.31	$7.04	$6.31
Number of accumulation units outstanding at end of period	92,227	102,579	130,289	201,159	181,862	162,710	165,336	132,041	121,469	117,145
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$27.42	$25.84	$25.99	$24.14	$18.50	$16.38	$16.64	$12.91	$9.23	$14.96
Value at end of period	$33.92	$27.42	$25.84	$25.99	$24.14	$18.50	$16.38	$16.64	$12.91	$9.23
Number of accumulation units outstanding at end of period	29,871	28,835	26,597	38,609	49,948	27,561	20,661	27,019	13,907	13,434
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.67	$15.49	$15.72	$13.78	$10.66	$9.76	$10.31	$8.97	$7.29	$11.26
Value at end of period	$20.07	$16.67	$15.49	$15.72	$13.78	$10.66	$9.76	$10.31	$8.97	$7.29
Number of accumulation units outstanding at end of period	2,633	3,341	3,795	9,490	8,098	3,925	7,118	11,270	8,371	5,593

CFI 205

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.77	$25.40	$23.86	$21.33	$16.34	$14.43	$14.00	$12.55	$10.70	
Value at end of period	$34.75	$26.77	$25.40	$23.86	$21.33	$16.34	$14.43	$14.00	$12.55	
Number of accumulation units outstanding at end of period	15,099	14,606	13,883	18,400	14,387	14,552	14,588	8,149	6,304	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$16.88	$15.38	$15.23	$13.64	$10.44	$9.14	$9.01	$8.12	$6.63	$7.16
Value at end of period	$20.46	$16.88	$15.38	$15.23	$13.64	$10.44	$9.14	$9.01	$8.12	$6.63
Number of accumulation units outstanding at end of period	14,314	21,945	13,295	16,951	44,641	30,746	14,946	12,434	4,970	347
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.25	$20.39	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84	$10.06	
Value at end of period	$26.03	$23.25	$20.39	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84	
Number of accumulation units outstanding at end of period	4,381	3,885	1,913	2,766	5,657	5,061	4,848	5,248	10,462	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.82	$25.39	$25.87	$23.55	$17.65	$15.45	$15.97	$12.83	$11.41	
Value at end of period	$32.99	$26.82	$25.39	$25.87	$23.55	$17.65	$15.45	$15.97	$12.83	
Number of accumulation units outstanding at end of period	4,598	3,719	3,512	3,187	6,347	5,727	6,579	2,560	1,542	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.21	$16.24	$16.89	$15.15	$11.42	$9.86	$10.16	$8.20	$5.92	$6.76
Value at end of period	$21.25	$18.21	$16.24	$16.89	$15.15	$11.42	$9.86	$10.16	$8.20	$5.92
Number of accumulation units outstanding at end of period	11,150	10,180	11,609	8,139	6,461	3,604	4,014	885	234	227
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.13	$15.97	$16.92	$16.30	$11.88	$10.35	$10.89	$8.71	$6.96	$10.29
Value at end of period	$21.62	$19.13	$15.97	$16.92	$16.30	$11.88	$10.35	$10.89	$8.71	$6.96
Number of accumulation units outstanding at end of period	12,812	8,853	7,404	14,319	13,121	5,605	5,463	2,520	7	629
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$59.37	$48.22	$49.14	$46.63	$34.23	$30.22	$31.33	$25.47	$20.19	$29.60
Value at end of period	$65.35	$59.37	$48.22	$49.14	$46.63	$34.23	$30.22	$31.33	$25.47	$20.19
Number of accumulation units outstanding at end of period	13,896	19,430	18,638	23,482	25,269	25,246	27,295	34,081	37,414	38,814
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$19.25	$17.16	$17.51	$16.76	$12.19	$10.70	$10.73	$8.19	$6.32	$9.76
Value at end of period	$22.61	$19.25	$17.16	$17.51	$16.76	$12.19	$10.70	$10.73	$8.19	$6.32
Number of accumulation units outstanding at end of period	25,626	27,688	25,533	17,268	14,940	11,044	10,401	15,112	7,626	7,518
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.41	$14.71	$14.89	$14.26	$12.39	$11.04	$11.52	$10.24	$8.23	$12.58
Value at end of period	$17.57	$15.41	$14.71	$14.89	$14.26	$12.39	$11.04	$11.52	$10.24	$8.23
Number of accumulation units outstanding at end of period	95,606	99,294	122,206	148,990	175,353	205,984	175,053	159,749	100,655	63,037
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.13	$15.35	$15.59	$14.92	$12.53	$11.01	$11.67	$10.30	$8.11	$13.02
Value at end of period	$19.05	$16.13	$15.35	$15.59	$14.92	$12.53	$11.01	$11.67	$10.30	$8.11
Number of accumulation units outstanding at end of period	109,084	94,234	111,510	99,085	127,117	158,886	149,369	107,280	85,420	56,998
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.54	$15.72	$16.05	$15.29	$12.52	$10.97	$11.69	$10.27	$7.99	$13.44
Value at end of period	$19.84	$16.54	$15.72	$16.05	$15.29	$12.52	$10.97	$11.69	$10.27	$7.99
Number of accumulation units outstanding at end of period	108,406	98,113	110,948	95,589	103,921	148,867	126,006	132,619	86,835	55,700
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.39	$15.57	$15.88	$15.11	$12.37	$10.82	$11.53	$9.62		
Value at end of period	$19.72	$16.39	$15.57	$15.88	$15.11	$12.37	$10.82	$11.53		
Number of accumulation units outstanding at end of period	23,837	17,956	17,106	11,211	9,354	9,625	3,366	297		

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$6.91	$6.92	$8.51	$9.49	$9.15	$10.29	$11.78	$12.38	$12.19	$12.82
Value at end of period	$6.92	$8.51	$9.49	$9.15	$10.29	$11.78	$12.38	$12.19	$12.82	$14.55
Number of accumulation units outstanding at end of period	6	9	120	2,352	2,225	2,120	1,955	1,800	1,484	1,739
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.40	$9.39	$10.89	$11.81	$11.72	$12.72	$13.46	$14.08	$13.94	$14.40
Value at end of period	$9.39	$10.89	$11.81	$11.72	$12.72	$13.46	$14.08	$13.94	$14.40	$15.57
Number of accumulation units outstanding at end of period	6,427	5,371	11,792	18,147	18,604	5,031	3,077	32,960	27,004	27,687
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$8.02	$7.64	$9.10	$10.00	$9.83	$10.88	$11.79	$12.31	$12.13	$12.70
Value at end of period	$7.64	$9.10	$10.00	$9.83	$10.88	$11.79	$12.31	$12.13	$12.70	$13.86
Number of accumulation units outstanding at end of period	2,891	2,515	2,554	3,260	14,941	17,143	12,236	7,483	5,065	15,421
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.10	$13.68	$15.95	$17.52	$17.64	$19.60	$21.73	$22.92	$22.62	$23.65
Value at end of period	$13.68	$15.95	$17.52	$17.64	$19.60	$21.73	$22.92	$22.62	$23.65	$25.85
Number of accumulation units outstanding at end of period	39,158	43,410	37,455	37,235	26,988	26,056	18,385	7,386	4,543	3,870
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.35	$12.24	$15.16	$16.95	$16.28	$18.51	$22.41	$23.62	$23.09	$24.42
Value at end of period	$12.24	$15.16	$16.95	$16.28	$18.51	$22.41	$23.62	$23.09	$24.42	$28.47
Number of accumulation units outstanding at end of period	66,139	76,718	65,277	59,960	37,255	32,636	23,353	13,879	10,650	10,110
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.50	$12.72	$15.33	$16.98	$16.70	$18.76	$21.64	$22.83	$22.45	$23.68
Value at end of period	$12.72	$15.33	$16.98	$16.70	$18.76	$21.64	$22.83	$22.45	$23.68	$26.82
Number of accumulation units outstanding at end of period	81,075	86,225	83,120	50,628	39,267	36,124	24,748	18,780	13,136	14,691
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.78	$10.20	$10.68	$11.21	$11.88	$12.21	$11.77	$12.30	$12.20	$12.35
Value at end of period	$10.20	$10.68	$11.21	$11.88	$12.21	$11.77	$12.30	$12.20	$12.35	$12.60
Number of accumulation units outstanding at end of period	192	1,641	4,473	13,006	12,982	11,119	26,310	5,827	9,261	23,929
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during September 2012)										
Value at beginning of period					$14.05	$13.72	$17.92	$20.09	$20.09	$22.18
Value at end of period					$13.72	$17.92	$20.09	$20.09	$22.18	$26.65
Number of accumulation units outstanding at end of period					89	812	824	3,885	4,402	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$11.05	$14.84	$17.90	$17.15	$19.73	$25.64	$28.52	$27.72	$34.01
Value at end of period	$11.05	$14.84	$17.90	$17.15	$19.73	$25.64	$28.52	$27.72	$34.01	$37.38
Number of accumulation units outstanding at end of period	7,799	7,589	16,600	8,106	8,755	11,145	8,939	7,126	6,452	4,139
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$10.72	$14.33	$17.94	$18.13	$21.46	$29.47	$30.42	$28.57	$29.77
Value at end of period	$10.72	$14.33	$17.94	$18.13	$21.46	$29.47	$30.42	$28.57	$29.77	$37.74
Number of accumulation units outstanding at end of period	26,314	30,478	32,635	32,429	27,526	32,502	28,480	22,123	20,331	19,412
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.70	$8.87	$10.20	$9.57	$11.94	$12.27	$13.84	$13.50	$13.47
Value at end of period	$6.70	$8.87	$10.20	$9.57	$11.94	$12.27	$13.84	$13.50	$13.47	$14.76
Number of accumulation units outstanding at end of period	22,328	21,833	25,993	24,578	26,267	27,485	22,368	16,965	16,205	13,388
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.02	$6.09	$8.19	$10.36	$11.22	$12.82	$12.94	$16.63	$16.93	$17.46
Value at end of period	$6.09	$8.19	$10.36	$11.22	$12.82	$12.94	$16.63	$16.93	$17.46	$18.16
Number of accumulation units outstanding at end of period	14,366	18,035	22,323	16,742	19,865	21,605	26,148	15,381	19,853	14,925
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.20	$12.74	$16.59	$18.39	$17.33	$19.25	$25.65	$28.62	$29.15	$31.26
Value at end of period	$12.74	$16.59	$18.39	$17.33	$19.25	$25.65	$28.62	$29.15	$31.26	$37.59
Number of accumulation units outstanding at end of period	4,430	7,227	8,957	6,766	7,887	7,880	4,296	6,373	6,775	6,059

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.65	$15.24	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25	$6.69	$10.26
Value at end of period	$20.46	$18.65	$15.24	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25	$6.69
Number of accumulation units outstanding at end of period	1,652	1,803	914	321	315	3,498	4,946	3,794	323	3,093
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.53	$19.34	$20.79	$19.26	$14.43	$12.29	$12.69	$11.15	$8.77	$13.96
Value at end of period	$26.22	$22.53	$19.34	$20.79	$19.26	$14.43	$12.29	$12.69	$11.15	$8.77
Number of accumulation units outstanding at end of period	10,100	8,355	8,432	18,618	22,695	25,716	33,539	35,136	30,613	19,116
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.03	$17.57	$18.80	$17.44	$13.62	$12.65	$12.93	$11.64	$9.59	$12.66
Value at end of period	$21.97	$20.03	$17.57	$18.80	$17.44	$13.62	$12.65	$12.93	$11.64	$9.59
Number of accumulation units outstanding at end of period	140,748	141,457	165,348	179,265	185,170	226,598	246,727	268,368	280,976	301,980
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.18	$17.86	$18.60	$17.08	$12.90	$11.38	$11.76	$10.57	$8.63	$12.87
Value at end of period	$23.86	$21.18	$17.86	$18.60	$17.08	$12.90	$11.38	$11.76	$10.57	$8.63
Number of accumulation units outstanding at end of period	5,081	6,193	4,839	9,261	9,502	6,077	8,393	8,511	12,440	4,788
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.80	$17.73	$21.28	$21.32	$22.87	$19.41	$24.02	$20.19	$11.90	$24.68
Value at end of period	$28.01	$19.80	$17.73	$21.28	$21.32	$22.87	$19.41	$24.02	$20.19	$11.90
Number of accumulation units outstanding at end of period	12,484	14,038	12,197	12,966	20,262	13,672	17,635	18,551	20,252	13,653
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.95	$29.92	$31.20	$27.44	$21.09	$17.77	$17.64	$14.50	$11.67	$17.62
Value at end of period	$38.19	$33.95	$29.92	$31.20	$27.44	$21.09	$17.77	$17.64	$14.50	$11.67
Number of accumulation units outstanding at end of period	18,247	18,532	19,212	25,438	24,079	21,337	21,685	28,222	24,186	19,104
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.81	$22.29	$23.40	$21.83	$15.89	$13.53	$13.87	$11.07	$8.79	$12.68
Value at end of period	$30.64	$26.81	$22.29	$23.40	$21.83	$15.89	$13.53	$13.87	$11.07	$8.79
Number of accumulation units outstanding at end of period	5,753	7,392	6,474	9,343	12,348	8,280	2,634	4,131	3,672	2,627
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.07	$19.24	$18.68	$18.46	$15.30	$12.71	$13.99	$12.18	$8.83	$14.35
Value at end of period	$25.75	$19.07	$19.24	$18.68	$18.46	$15.30	$12.71	$13.99	$12.18	$8.83
Number of accumulation units outstanding at end of period	179,109	198,337	227,155	264,494	318,262	341,050	357,520	406,969	433,687	406,349
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.03	$17.72	$18.79	$18.93	$17.04	$14.82	$15.10	$12.82	$7.76	$11.11
Value at end of period	$21.27	$20.03	$17.72	$18.79	$18.93	$17.04	$14.82	$15.10	$12.82	$7.76
Number of accumulation units outstanding at end of period	21,893	19,575	21,611	19,237	20,746	13,962	10,056	5,401	9,254	581
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$23.46	$21.95	$21.09	$19.01	$15.73	$13.89	$13.65	$12.11	$9.19	$12.81
Value at end of period	$26.71	$23.46	$21.95	$21.09	$19.01	$15.73	$13.89	$13.65	$12.11	$9.19
Number of accumulation units outstanding at end of period	129,599	157,746	146,755	174,506	199,485	153,090	131,986	134,412	97,826	68,192
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.13	$22.71	$22.51	$21.01	$15.72	$13.68	$14.37	$11.30	$7.81	$13.44
Value at end of period	$29.79	$24.13	$22.71	$22.51	$21.01	$15.72	$13.68	$14.37	$11.30	$7.81
Number of accumulation units outstanding at end of period	106,575	110,513	131,239	138,142	156,748	183,984	199,578	244,090	251,334	235,938
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$27.19	$23.15	$25.14	$23.65	$18.43	$15.90	$16.22	$14.27	$11.54	$18.15
Value at end of period	$31.26	$27.19	$23.15	$25.14	$23.65	$18.43	$15.90	$16.22	$14.27	$11.54
Number of accumulation units outstanding at end of period	27,208	28,573	25,588	35,381	41,774	42,825	53,577	58,463	57,570	44,338
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$42.70	$42.53	$38.80	$36.10	$26.21	$22.28	$22.77	$19.70	$13.94	$24.38
Value at end of period	$56.42	$42.70	$42.53	$38.80	$36.10	$26.21	$22.28	$22.77	$19.70	$13.94
Number of accumulation units outstanding at end of period	35,572	35,450	38,069	39,987	58,861	65,203	56,364	86,344	76,518	69,702

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.48	$15.36	$15.68	$16.03	$14.18	$12.07	$13.92	$12.37	$9.09	$18.20
Value at end of period	$19.58	$15.48	$15.36	$15.68	$16.03	$14.18	$12.07	$13.92	$12.37	$9.09
Number of accumulation units outstanding at end of period	4,106	4,333	3,933	4,518	6,492	6,423	5,460	11,178	13,858	11,952
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.59	$9.52	$9.96	$10.78	$9.06	$7.71	$8.85	$8.22	$6.29	$10.20
Value at end of period	$11.61	$9.59	$9.52	$9.96	$10.78	$9.06	$7.71	$8.85	$8.22	$6.29
Number of accumulation units outstanding at end of period	54,702	55,172	57,697	61,965	66,347	79,859	55,304	62,076	64,766	47,147
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.05	$11.90	$13.02	$13.54	$10.48	$8.70	$9.33	$8.75	$6.69	$11.21
Value at end of period	$15.26	$13.05	$11.90	$13.02	$13.54	$10.48	$8.70	$9.33	$8.75	$6.69
Number of accumulation units outstanding at end of period	2,584	2,354	1,393	6,177	4,886	4,192	4,998	3,320	2,822	1,855
WANGER INTERNATIONAL										
Value at beginning of period	$11.59	$11.88	$12.00	$12.69	$10.49	$8.72	$10.33	$8.36	$5.64	$10.49
Value at end of period	$15.23	$11.59	$11.88	$12.00	$12.69	$10.49	$8.72	$10.33	$8.36	$5.64
Number of accumulation units outstanding at end of period	6,795	5,077	5,272	8,315	9,314	8,517	7,932	9,021	5,579	3,048
WANGER SELECT										
Value at beginning of period	$23.86	$21.28	$21.46	$21.04	$15.81	$13.49	$16.57	$13.24	$8.05	$15.98
Value at end of period	$29.89	$23.86	$21.28	$21.46	$21.04	$15.81	$13.49	$16.57	$13.24	$8.05
Number of accumulation units outstanding at end of period	7,216	10,559	11,012	19,598	21,803	22,443	22,873	25,888	23,549	17,632
WANGER USA										
Value at beginning of period	$24.92	$22.16	$22.55	$21.75	$16.44	$13.85	$14.51	$11.90	$8.46	$14.18
Value at end of period	$29.48	$24.92	$22.16	$22.55	$21.75	$16.44	$13.85	$14.51	$11.90	$8.46
Number of accumulation units outstanding at end of period	11,811	12,298	11,074	16,079	15,750	18,581	19,229	28,103	20,138	15,976
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$12.27									
Value at end of period	$13.76									
Number of accumulation units outstanding at end of period	775									
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$43.50	$34.12	$36.14	$34.04	$24.92	$22.21	$22.95	$18.93	$14.74	$21.83
Value at end of period	$47.78	$43.50	$34.12	$36.14	$34.04	$24.92	$22.21	$22.95	$18.93	$14.74
Number of accumulation units outstanding at end of period	11,717	13,713	15,432	18,422	21,199	20,331	20,115	20,927	19,957	20,995

TABLE 26
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$21.05	$20.88	$20.61	$19.90	$14.94	$13.15	$14.04	$12.96	$11.52	
Value at end of period	$26.52	$21.05	$20.88	$20.61	$19.90	$14.94	$13.15	$14.04	$12.96	
Number of accumulation units outstanding at end of period	2,270	1,796	1,902	453	1,450	1,088	1,075	723	723	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.81	$15.80	$16.05	$14.24	$11.73	$10.67	$10.99	$9.59	$9.24	
Value at end of period	$21.43	$16.81	$15.80	$16.05	$14.24	$11.73	$10.67	$10.99	$9.59	
Number of accumulation units outstanding at end of period	2,255	2,867	2,751	2,755	2,027	2,002	1,769	1,331	956	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$17.19	$15.91	$16.56	$15.35	$11.97	$11.05	$10.96	$9.88	$8.92	
Value at end of period	$20.68	$17.19	$15.91	$16.56	$15.35	$11.97	$11.05	$10.96	$9.88	
Number of accumulation units outstanding at end of period	969	3,821	3,163	3,050	2,527	4,052	3,379	3,567	3	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.01	$11.60	$11.99	$11.81	$13.15	$12.47	$11.16	$10.70	$10.26	
Value at end of period	$12.23	$12.01	$11.60	$11.99	$11.81	$13.15	$12.47	$11.16	$10.70	
Number of accumulation units outstanding at end of period	11,932	11,632	9,816	10,057	12,158	16,526	18,747	6,588	7,196	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$9.82	$9.54								
Value at end of period	$11.08	$9.82								
Number of accumulation units outstanding at end of period	1,775	760								
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.17	$14.55	$14.24	$13.23	$10.18	$8.79	$9.06	$8.04	$6.10	$10.19
Value at end of period	$19.71	$16.17	$14.55	$14.24	$13.23	$10.18	$8.79	$9.06	$8.04	$6.10
Number of accumulation units outstanding at end of period	18,771	17,938	17,845	18,849	17,891	19,477	19,487	24,692	26,639	8,490
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.27	$13.65	$13.45	$13.36	$10.45	$8.66	$10.23	$8.28	$5.45	$9.38
Value at end of period	$17.89	$14.27	$13.65	$13.45	$13.36	$10.45	$8.66	$10.23	$8.28	$5.45
Number of accumulation units outstanding at end of period	3,364	2,104	2,181	2,160	2,227	2,408	1,855	5,575	6,229	1,648
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.75	$11.57	$11.67	$11.19	$11.55	$11.03	$10.48	$9.88	$8.70	$9.67
Value at end of period	$11.99	$11.75	$11.57	$11.67	$11.19	$11.55	$11.03	$10.48	$9.88	$8.70
Number of accumulation units outstanding at end of period	9,655	2,017	2,018	3,854	5,293	7,920	8,866	6,708	5,716	3,461
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.35	$21.78	$20.92	$19.37	$14.64	$12.28	$13.06	$11.77	$8.85	$14.69
Value at end of period	$29.10	$23.35	$21.78	$20.92	$19.37	$14.64	$12.28	$13.06	$11.77	$8.85
Number of accumulation units outstanding at end of period	93,756	94,033	105,915	128,301	140,070	154,558	178,664	205,347	247,547	238,743
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$21.50	$19.19	$19.45	$17.70	$13.58	$12.21	$11.55	$10.31	$8.76	$13.26
Value at end of period	$25.53	$21.50	$19.19	$19.45	$17.70	$13.58	$12.21	$11.55	$10.31	$8.76
Number of accumulation units outstanding at end of period	21,108	24,582	23,905	32,469	32,927	39,239	43,088	49,817	60,162	60,153
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$20.99	$17.11	$19.31	$17.80	$12.46	$10.83	$11.72	$10.67		
Value at end of period	$23.14	$20.99	$17.11	$19.31	$17.80	$12.46	$10.83	$11.72		
Number of accumulation units outstanding at end of period	2,197	1,336	2,327	4,175	3,221	25	0	2,446		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$20.45	$17.90	$18.88	$17.22	$12.04	$10.12	$11.55	$9.77		
Value at end of period	$23.43	$20.45	$17.90	$18.88	$17.22	$12.04	$10.12	$11.55		
Number of accumulation units outstanding at end of period	4,306	4,399	6,517	2,000	4,191	711	694	3,186		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.71	$10.87	$11.43	$11.68	$9.44	$7.61	$8.31	$7.93	$5.74	$5.27
Value at end of period	$12.57	$9.71	$10.87	$11.43	$11.68	$9.44	$7.61	$8.31	$7.93	$5.74
Number of accumulation units outstanding at end of period	2,639	2,228	1,702	2,874	2,407	8,520	2,106	1,648	3,878	6

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during August 2015)										
Value at beginning of period								$9.58	$9.14	$10.42
Value at end of period								$9.14	$10.42	$12.04
Number of accumulation units outstanding at end of period								8	9,996	8,006
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period								$10.52	$10.06	$9.35
Value at end of period								$10.06	$9.35	$11.53
Number of accumulation units outstanding at end of period								11,194	2,466	3,053
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$15.95	$15.39	$17.22	$22.69	$23.87	$21.97	$26.57
Value at end of period				$15.39	$17.22	$22.69	$23.87	$21.97	$26.57	$28.51
Number of accumulation units outstanding at end of period				32	2,115	2,115	5,341	2,231	1,336	1,346
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.20	$12.35	$15.30	$16.96	$17.53	$19.15	$22.34	$24.20	$23.40	$24.95
Value at end of period	$12.35	$15.30	$16.96	$17.53	$19.15	$22.34	$24.20	$23.40	$24.95	$27.63
Number of accumulation units outstanding at end of period	11,283	11,115	10,334	11,338	12,949	12,258	15,877	10,186	10,912	10,270
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2012)										
Value at beginning of period					$10.87	$10.82	$11.03	$14.20	$14.73	$15.38
Value at end of period					$10.82	$11.03	$14.20	$14.73	$15.38	$16.29
Number of accumulation units outstanding at end of period					3,735	4,849	9,212	7,696	8,882	7,358
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.11	$6.18	$7.77	$8.94	$8.38	$9.53	$12.33	$13.62	$13.16	$14.93
Value at end of period	$6.18	$7.77	$8.94	$8.38	$9.53	$12.33	$13.62	$13.16	$14.93	$17.22
Number of accumulation units outstanding at end of period	156	1,018	4,050	4,208	4,442	3,501	4,198	4,261	4,414	2,138
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$8.93	$6.08	$7.95	$9.67	$9.15	$10.53	$14.07	$15.58	$14.60	$16.45
Value at end of period	$6.08	$7.95	$9.67	$9.15	$10.53	$14.07	$15.58	$14.60	$16.45	$18.43
Number of accumulation units outstanding at end of period	1,633	2,486	2,335	2,066	2,619	2,636	3,673	2,579	2,919	3,279
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.58	$19.08	$25.60	$29.67	$28.59	$32.90	$42.70	$47.25	$47.02	$50.21
Value at end of period	$19.08	$25.60	$29.67	$28.59	$32.90	$42.70	$47.25	$47.02	$50.21	$60.50
Number of accumulation units outstanding at end of period	419,213	372,022	315,602	274,820	262,014	231,975	205,393	172,721	160,476	153,331
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.27	$13.19	$16.98	$19.33	$19.29	$22.37	$28.34	$30.46	$28.92	$33.74
Value at end of period	$13.19	$16.98	$19.33	$19.29	$22.37	$28.34	$30.46	$28.92	$33.74	$37.65
Number of accumulation units outstanding at end of period	132,451	140,149	120,131	98,463	90,368	79,967	72,001	47,808	42,143	40,808
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.80	$11.39	$14.44	$17.73	$17.56	$19.91	$26.83	$29.52	$31.28	$31.17
Value at end of period	$11.39	$14.44	$17.73	$17.56	$19.91	$26.83	$29.52	$31.28	$31.17	$41.64
Number of accumulation units outstanding at end of period	137,894	107,057	92,734	89,325	76,374	64,694	63,004	57,488	56,077	57,190
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.99	$12.77	$15.98	$17.87	$14.63	$17.46	$22.52	$20.46	$20.96	$19.67
Value at end of period	$12.77	$15.98	$17.87	$14.63	$17.46	$22.52	$20.46	$20.96	$19.67	$25.34
Number of accumulation units outstanding at end of period	17,837	14,863	11,352	8,821	7,468	7,074	6,490	7,790	8,408	8,240
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.71	$11.73	$14.97	$18.98	$18.06	$21.13	$28.46	$28.30	$25.91	$33.34
Value at end of period	$11.73	$14.97	$18.98	$18.06	$21.13	$28.46	$28.30	$25.91	$33.34	$36.47
Number of accumulation units outstanding at end of period	49,190	38,808	34,898	28,377	28,292	27,098	21,152	14,266	13,828	12,431

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$11.74	$12.27	$13.65	$12.65	$13.81	$17.63	$18.22	$17.23	$19.07
Value at end of period		$12.27	$13.65	$12.65	$13.81	$17.63	$18.22	$17.23	$19.07	$21.69
Number of accumulation units outstanding at end of period		40	2,008	50	50	390	25	25	47	125
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.16	$35.95	$49.80	$53.39	$55.42	$56.03
Value at end of period					$35.95	$49.80	$53.39	$55.42	$56.03	$70.54
Number of accumulation units outstanding at end of period					4,068	4,139	2,385	2,505	2,234	2,675
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.72	$7.40	$9.39	$10.17	$10.05	$11.31	$14.45	$15.45	$14.39	$15.69
Value at end of period	$7.40	$9.39	$10.17	$10.05	$11.31	$14.45	$15.45	$14.39	$15.69	$17.56
Number of accumulation units outstanding at end of period	39,838	37,091	30,365	27,418	26,602	21,051	20,588	19,820	21,064	20,841
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$28.95	$24.09	$29.97	$32.12	$32.27	$36.24	$43.05	$46.18	$45.94	$47.50
Value at end of period	$24.09	$29.97	$32.12	$32.27	$36.24	$43.05	$46.18	$45.94	$47.50	$55.62
Number of accumulation units outstanding at end of period	33	42	50	58	64	72	79	84	90	96
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$21.56	$12.00	$17.18	$21.37	$20.82	$24.15	$31.60	$35.15	$36.15	$40.15
Value at end of period	$12.00	$17.18	$21.37	$20.82	$24.15	$31.60	$35.15	$36.15	$40.15	$50.58
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.92	$19.83	$22.20	$23.69	$25.00	$26.78	$26.43	$27.42	$27.17	$27.52
Value at end of period	$19.83	$22.20	$23.69	$25.00	$26.78	$26.43	$27.42	$27.17	$27.52	$28.19
Number of accumulation units outstanding at end of period	10	11	11	11	0	0	0	0	0	0
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$22.50	$12.31	$16.76	$19.19	$16.36	$19.43	$24.66	$26.19	$25.30	$25.53
Value at end of period	$12.31	$16.76	$19.19	$16.36	$19.43	$24.66	$26.19	$25.30	$25.53	$32.06
Number of accumulation units outstanding at end of period	46	63	78	91	103	119	130	138	150	161
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$9.61	$7.16	$9.09	$11.21	$10.88	$12.49	$16.73	$17.38	$16.57	$20.66
Value at end of period	$7.16	$9.09	$11.21	$10.88	$12.49	$16.73	$17.38	$16.57	$20.66	$22.42
Number of accumulation units outstanding at end of period	1,710	4,679	4,346	4,895	4,468	4,802	3,247	2,762	2,762	2,762
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.88	$8.92	$11.16	$13.84	$13.13	$14.87	$19.16	$21.12	$20.09	$23.12
Value at end of period	$8.92	$11.16	$13.84	$13.13	$14.87	$19.16	$21.12	$20.09	$23.12	$24.42
Number of accumulation units outstanding at end of period	53,990	47,914	36,984	32,890	33,973	30,453	20,181	18,936	15,650	15,465
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during June 2016)										
Value at beginning of period									$10.00	$10.08
Value at end of period									$10.08	$10.22
Number of accumulation units outstanding at end of period									352	1,543
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during September 2013)										
Value at beginning of period						$9.59	$9.72	$10.16	$10.04	$10.16
Value at end of period						$9.72	$10.16	$10.04	$10.16	$10.35
Number of accumulation units outstanding at end of period						26	2,039	3,341	5,484	9,262

CFI 212

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.35	$6.86	$8.83	$10.70	$10.26	$11.24	$15.32	$16.71	$16.42	$17.84
Value at end of period	$6.86	$8.83	$10.70	$10.26	$11.24	$15.32	$16.71	$16.42	$17.84	$20.88
Number of accumulation units outstanding at end of period	1,736	3,637	3,783	4,487	4,854	5,833	5,341	2,221	2,462	2,023
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$66.12	$33.97	$61.03	$76.61	$62.03	$74.10	$79.37	$74.70	$63.46	$67.06
Value at end of period	$33.97	$61.03	$76.61	$62.03	$74.10	$79.37	$74.70	$63.46	$67.06	$89.34
Number of accumulation units outstanding at end of period	38,610	42,528	37,535	33,151	33,298	29,805	26,919	24,502	21,881	20,636
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.14	$14.86	$20.54	$23.54	$21.34	$25.59	$32.20	$32.56	$33.46	$33.11
Value at end of period	$14.86	$20.54	$23.54	$21.34	$25.59	$32.20	$32.56	$33.46	$33.11	$44.73
Number of accumulation units outstanding at end of period	319	373	359	349	52	52	52	52	52	52
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.02	$8.00	$10.86	$13.24	$12.80	$14.93	$20.82	$23.04	$21.43	$25.01
Value at end of period	$8.00	$10.86	$13.24	$12.80	$14.93	$20.82	$23.04	$21.43	$25.01	$28.22
Number of accumulation units outstanding at end of period	5,762	3,606	3,692	3,618	2,399	3,429	2,301	2,087	1,611	2,697
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$13.09	$8.96	$10.75	$11.89	$11.54	$12.70	$14.60	$15.59	$15.33	$16.04
Value at end of period	$8.96	$10.75	$11.89	$11.54	$12.70	$14.60	$15.59	$15.33	$16.04	$17.94
Number of accumulation units outstanding at end of period	46,317	36,075	33,814	28,289	27,189	27,678	24,850	20,290	16,100	18,634
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.86	$10.90	$12.75	$13.63	$15.04	$16.17	$14.51	$14.79	$14.23	$14.79
Value at end of period	$10.90	$12.75	$13.63	$15.04	$16.17	$14.51	$14.79	$14.23	$14.79	$15.16
Number of accumulation units outstanding at end of period	40,014	46,515	59,036	60,243	71,972	55,660	46,379	27,094	15,969	15,300
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.05	$7.69	$12.20	$14.24	$13.84	$15.88	$17.59	$17.40	$16.53	$18.66
Value at end of period	$7.69	$12.20	$14.24	$13.84	$15.88	$17.59	$17.40	$16.53	$18.66	$19.79
Number of accumulation units outstanding at end of period	18,956	17,456	14,218	11,298	10,629	9,883	10,615	5,350	4,350	5,207
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during November 2015)										
Value at beginning of period								$9.93	$9.92	$9.93
Value at end of period								$9.92	$9.93	$10.11
Number of accumulation units outstanding at end of period								20	4,019	4,029
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.68	$14.37	$16.89	$18.81	$18.16	$20.78	$21.00	$21.09	$19.96	$20.96
Value at end of period	$14.37	$16.89	$18.81	$18.16	$20.78	$21.00	$21.09	$19.96	$20.96	$21.21
Number of accumulation units outstanding at end of period	71,677	89,902	71,487	67,553	68,596	66,852	65,422	42,109	39,037	38,657
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period				$10.92	$8.74	$7.60	$3.65	$3.30	$2.40	$3.46
Value at end of period				$8.74	$7.60	$3.65	$3.30	$2.40	$3.46	$3.75
Number of accumulation units outstanding at end of period				1,517	5,006	6,316	16,628	18,063	12,875	15,897
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.00	$14.92	$17.59	$19.84	$19.36	$21.75	$25.09	$26.35	$25.56	$27.24
Value at end of period	$14.92	$17.59	$19.84	$19.36	$21.75	$25.09	$26.35	$25.56	$27.24	$30.90
Number of accumulation units outstanding at end of period	274,079	268,446	219,984	198,845	196,779	169,655	154,393	135,116	122,545	105,040
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during June 2015)										
Value at beginning of period								$10.01	$9.62	$10.63
Value at end of period								$9.62	$10.63	$12.55
Number of accumulation units outstanding at end of period								632	4,392	4,968

CFI 213

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.73	$13.06	$13.81	$13.91	$14.66	$13.74	$13.40	$11.70	$9.74	$11.66
Value at end of period	$14.88	$13.73	$13.06	$13.81	$13.91	$14.66	$13.74	$13.40	$11.70	$9.74
Number of accumulation units outstanding at end of period	19,592	21,310	22,828	26,545	28,242	35,970	36,903	49,326	47,965	76,222
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.79	$9.34	$10.01							
Value at end of period	$11.97	$9.79	$9.34							
Number of accumulation units outstanding at end of period	73,907	75,921	94,031							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$10.24	$9.70	$10.52							
Value at end of period	$11.64	$10.24	$9.70							
Number of accumulation units outstanding at end of period	141	132	11							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$11.22	$11.39								
Value at end of period	$11.26	$11.22								
Number of accumulation units outstanding at end of period	151	32								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.85	$12.97	$13.12	$13.27	$13.42	$13.57	$13.72	$13.85	$13.96	$13.76
Value at end of period	$12.78	$12.85	$12.97	$13.12	$13.27	$13.42	$13.57	$13.72	$13.85	$13.96
Number of accumulation units outstanding at end of period	114,515	109,340	120,305	96,843	100,988	105,952	128,666	125,613	169,795	201,803
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$26.30	$24.24	$24.87	$22.72	$17.59	$15.37	$15.59	$13.82	$10.73	$17.41
Value at end of period	$31.29	$26.30	$24.24	$24.87	$22.72	$17.59	$15.37	$15.59	$13.82	$10.73
Number of accumulation units outstanding at end of period	289,296	320,154	343,657	382,886	425,042	454,739	499,693	539,591	603,771	700,974
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.57	$17.27	$17.83	$17.83	$17.08	$15.15	$14.67	$12.99	$8.80	$11.49
Value at end of period	$20.54	$19.57	$17.27	$17.83	$17.83	$17.08	$15.15	$14.67	$12.99	$8.80
Number of accumulation units outstanding at end of period	4,107	3,964	3,694	4,586	8,821	9,506	8,502	7,145	4,559	2,705
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.04	$32.14	$32.24	$28.65	$21.80	$19.27	$19.51	$17.32	$14.22	$22.91
Value at end of period	$43.18	$35.04	$32.14	$32.24	$28.65	$21.80	$19.27	$19.51	$17.32	$14.22
Number of accumulation units outstanding at end of period	93,928	97,140	101,286	117,304	127,320	143,894	150,031	159,467	195,772	205,126
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$42.20	$36.13	$37.21	$34.36	$25.83	$22.20	$22.72	$18.85	$14.48	$23.45
Value at end of period	$47.38	$42.20	$36.13	$37.21	$34.36	$25.83	$22.20	$22.72	$18.85	$14.48
Number of accumulation units outstanding at end of period	52,009	56,452	61,851	72,725	80,268	91,276	96,922	108,249	132,715	152,651
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.20	$24.79	$25.91	$24.85	$17.62	$15.86	$16.16	$13.31	$10.78	$16.42
Value at end of period	$33.90	$31.20	$24.79	$25.91	$24.85	$17.62	$15.86	$16.16	$13.31	$10.78
Number of accumulation units outstanding at end of period	28,254	29,279	33,713	36,842	43,182	46,081	51,154	58,585	81,074	92,831
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.43	$22.71	$22.84	$21.66	$21.94	$20.28	$19.08	$17.57	$15.93	$17.61
Value at end of period	$24.33	$23.43	$22.71	$22.84	$21.66	$21.94	$20.28	$19.08	$17.57	$15.93
Number of accumulation units outstanding at end of period	78,843	73,198	74,871	66,216	74,832	84,220	95,720	121,805	146,012	158,912
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.87	$8.89	$9.08	$9.76	$8.13	$6.93	$7.98	$7.48	$5.92	$10.01
Value at end of period	$10.94	$8.87	$8.89	$9.08	$9.76	$8.13	$6.93	$7.98	$7.48	$5.92
Number of accumulation units outstanding at end of period	23,852	23,379	27,551	33,954	33,557	31,983	34,769	37,050	50,082	3,345

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.91	$18.40	$17.50	$15.58	$12.03	$10.31	$10.31			
Value at end of period	$24.26	$18.91	$18.40	$17.50	$15.58	$12.03	$10.31			
Number of accumulation units outstanding at end of period	80,809	88,653	102,987	115,973	56,001	71,806	69,383			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.40	$12.79	$13.54	$12.44	$9.62	$8.48	$8.29	$7.02	$6.31	$9.13
Value at end of period	$16.16	$14.40	$12.79	$13.54	$12.44	$9.62	$8.48	$8.29	$7.02	$6.31
Number of accumulation units outstanding at end of period	126,078	128,594	145,577	161,541	135,644	117,329	133,935	137,361	178,785	206,885
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$27.20	$25.65	$25.82	$23.99	$18.39	$16.29	$16.56	$12.85	$9.19	$14.91
Value at end of period	$33.64	$27.20	$25.65	$25.82	$23.99	$18.39	$16.29	$16.56	$12.85	$9.19
Number of accumulation units outstanding at end of period	24,643	17,315	16,101	16,123	17,142	11,039	10,829	6,689	7,884	6,487
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.58	$15.41	$15.65	$13.73	$10.63	$9.73	$10.28	$8.96	$7.28	$11.25
Value at end of period	$19.95	$16.58	$15.41	$15.65	$13.73	$10.63	$9.73	$10.28	$8.96	$7.28
Number of accumulation units outstanding at end of period	9,390	10,182	10,875	13,391	17,078	17,228	20,394	22,545	33,744	34,878
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.67	$25.31	$23.80	$21.28	$16.31	$14.41	$13.99	$12.54	$10.70	
Value at end of period	$34.60	$26.67	$25.31	$23.80	$21.28	$16.31	$14.41	$13.99	$12.54	
Number of accumulation units outstanding at end of period	3,027	1,918	2,050	1,126	791	1,702	1,267	96	66	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$16.80	$15.32	$15.18	$13.60	$10.42	$9.12	$8.99	$8.11	$6.63	$8.94
Value at end of period	$20.36	$16.80	$15.32	$15.18	$13.60	$10.42	$9.12	$8.99	$8.11	$6.63
Number of accumulation units outstanding at end of period	22,888	24,417	25,174	20,663	11,912	12,216	14,574	9,491	8,501	1,375
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.16	$20.32	$21.36	$19.25	$14.82	$12.93	$13.00	$11.84	$10.05	
Value at end of period	$25.92	$23.16	$20.32	$21.36	$19.25	$14.82	$12.93	$13.00	$11.84	
Number of accumulation units outstanding at end of period	4,114	3,591	4,712	3,538	3,102	2,994	3,843	2,965	1,726	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.72	$25.31	$25.80	$23.49	$17.62	$15.43	$15.96	$12.83	$11.40	
Value at end of period	$32.85	$26.72	$25.31	$25.80	$23.49	$17.62	$15.43	$15.96	$12.83	
Number of accumulation units outstanding at end of period	5,112	5,114	5,383	5,358	5,915	5,821	6,393	8,606	5,761	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.13	$16.17	$16.84	$15.11	$11.39	$9.84	$10.15	$8.20	$5.92	$9.34
Value at end of period	$21.15	$18.13	$16.17	$16.84	$15.11	$11.39	$9.84	$10.15	$8.20	$5.92
Number of accumulation units outstanding at end of period	28,967	27,109	27,444	14,969	8,906	5,536	5,342	3,039	5,275	959
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$19.05	$15.91	$16.86	$16.25	$11.85	$10.33	$10.87	$8.70	$6.95	$10.32
Value at end of period	$21.51	$19.05	$15.91	$16.86	$16.25	$11.85	$10.33	$10.87	$8.70	$6.95
Number of accumulation units outstanding at end of period	7,044	7,973	8,727	5,633	3,982	2,358	1,150	529	574	1,944
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$58.79	$47.77	$48.71	$46.25	$33.96	$30.00	$31.12	$25.31	$20.07	$29.44
Value at end of period	$64.68	$58.79	$47.77	$48.71	$46.25	$33.96	$30.00	$31.12	$25.31	$20.07
Number of accumulation units outstanding at end of period	25,857	28,935	31,925	33,044	35,704	38,603	45,379	44,898	50,706	58,496
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$19.10	$17.04	$17.39	$16.66	$12.12	$10.64	$10.67	$8.16	$6.30	$9.72
Value at end of period	$22.42	$19.10	$17.04	$17.39	$16.66	$12.12	$10.64	$10.67	$8.16	$6.30
Number of accumulation units outstanding at end of period	14,792	13,773	14,194	11,729	13,161	14,332	12,436	10,166	9,166	6,824

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.32	$14.63	$14.82	$14.20	$12.34	$11.01	$11.49	$10.22	$8.22	$12.57
Value at end of period	$17.46	$15.32	$14.63	$14.82	$14.20	$12.34	$11.01	$11.49	$10.22	$8.22
Number of accumulation units outstanding at end of period	56,073	56,298	46,601	45,440	47,337	54,189	57,495	64,088	100,241	61,989
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.03	$15.27	$15.52	$14.85	$12.48	$10.97	$11.64	$10.28	$8.10	$13.01
Value at end of period	$18.93	$16.03	$15.27	$15.52	$14.85	$12.48	$10.97	$11.64	$10.28	$8.10
Number of accumulation units outstanding at end of period	37,089	39,237	42,756	54,985	55,103	61,812	65,899	65,999	81,376	60,945
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.45	$15.64	$15.97	$15.23	$12.48	$10.93	$11.66	$10.24	$7.98	$13.42
Value at end of period	$19.72	$16.45	$15.64	$15.97	$15.23	$12.48	$10.93	$11.66	$10.24	$7.98
Number of accumulation units outstanding at end of period	29,481	30,756	29,786	30,011	31,884	36,531	31,149	38,066	36,848	25,773
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.33	$15.52	$15.84	$15.08	$12.35	$10.81	$11.72			
Value at end of period	$19.65	$16.33	$15.52	$15.84	$15.08	$12.35	$10.81			
Number of accumulation units outstanding at end of period	13,917	12,632	7,268	8,819	8,037	863	231			
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$12.77	$12.15	$12.34	$11.74	$10.27	$9.98				
Value at end of period	$14.48	$12.77	$12.15	$12.34	$11.74	$10.27				
Number of accumulation units outstanding at end of period	435	21	216	295	295	61				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.32	$13.86	$14.01	$13.40	$12.67	$11.68	$11.77	$10.87	$9.38	$11.38
Value at end of period	$15.47	$14.32	$13.86	$14.01	$13.40	$12.67	$11.68	$11.77	$10.87	$9.38
Number of accumulation units outstanding at end of period	22,366	26,561	23,985	887	219	20	5	65	3,196	5
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$12.65	$12.08	$12.27	$11.76	$10.86	$9.81	$9.99	$9.09	$7.46	
Value at end of period	$13.79	$12.65	$12.08	$12.27	$11.76	$10.86	$9.81	$9.99	$9.09	
Number of accumulation units outstanding at end of period	1,338	604	705	4,542	5,220	486	219	175	126	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.40	$22.40	$22.70	$21.54	$19.44	$17.51	$17.40	$15.84	$13.60	$18.00
Value at end of period	$25.57	$23.40	$22.40	$22.70	$21.54	$19.44	$17.51	$17.40	$15.84	$13.60
Number of accumulation units outstanding at end of period	10,516	10,403	12,797	14,122	21,406	21,690	20,625	22,240	26,909	39,251
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.17	$22.86	$23.40	$22.21	$18.36	$16.15	$16.83	$15.06	$12.16	$19.24
Value at end of period	$28.16	$24.17	$22.86	$23.40	$22.21	$18.36	$16.15	$16.83	$15.06	$12.16
Number of accumulation units outstanding at end of period	38,420	38,386	39,710	38,786	43,378	46,658	48,132	53,867	68,921	79,897
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.44	$22.23	$22.62	$21.45	$18.61	$16.57	$16.86	$15.22	$12.64	$18.39
Value at end of period	$26.53	$23.44	$22.23	$22.62	$21.45	$18.61	$16.57	$16.86	$15.22	$12.64
Number of accumulation units outstanding at end of period	30,071	31,555	31,748	31,918	34,271	40,863	45,610	59,500	78,726	86,697
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.29	$12.15	$12.26	$11.73	$12.18	$11.86	$11.19	$10.67	$10.19	$9.90
Value at end of period	$12.54	$12.29	$12.15	$12.26	$11.73	$12.18	$11.86	$11.19	$10.67	$10.19
Number of accumulation units outstanding at end of period	6,168	4,370	10,202	9,635	9,873	9,868	13,009	10,490	3,048	4,568
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$22.04	$19.97	$19.98	$19.37						
Value at end of period	$26.47	$22.04	$19.97	$19.98						
Number of accumulation units outstanding at end of period	9,005	8,700	4,351	2,678						

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.77	$27.53	$28.34	$25.49	$19.63	$17.07	$17.83	$14.78	$11.02	$15.18
Value at end of period	$37.09	$33.77	$27.53	$28.34	$25.49	$19.63	$17.07	$17.83	$14.78	$11.02
Number of accumulation units outstanding at end of period	3,244	3,307	2,612	3,277	4,012	4,240	4,083	5,326	6,075	5,153
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.55	$28.37	$30.22	$29.30	$21.35	$18.05	$17.86	$14.28	$10.68	$18.40
Value at end of period	$37.45	$29.55	$28.37	$30.22	$29.30	$21.35	$18.05	$17.86	$14.28	$10.68
Number of accumulation units outstanding at end of period	15,448	15,776	17,597	28,354	30,410	32,483	33,084	38,797	43,569	47,093
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.41	$13.45	$13.80	$12.24	$11.91	$9.56	$10.19	$8.86	$6.70	$9.74
Value at end of period	$14.69	$13.41	$13.45	$13.80	$12.24	$11.91	$9.56	$10.19	$8.86	$6.70
Number of accumulation units outstanding at end of period	24,247	26,424	27,479	29,076	29,207	35,252	37,422	51,877	59,191	54,037
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.36	$16.85	$16.56	$12.89	$12.78	$11.19	$10.34	$8.17	$6.08	$10.01
Value at end of period	$18.05	$17.36	$16.85	$16.56	$12.89	$12.78	$11.19	$10.34	$8.17	$6.08
Number of accumulation units outstanding at end of period	18,588	18,555	24,210	27,853	17,160	20,139	17,146	22,553	22,483	23,845
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.02	$28.95	$28.43	$25.50	$19.14	$17.25	$18.30	$16.52	$12.70	$21.14
Value at end of period	$37.29	$31.02	$28.95	$28.43	$25.50	$19.14	$17.25	$18.30	$16.52	$12.70
Number of accumulation units outstanding at end of period	2,827	2,596	1,172	1,183	1,291	2,574	2,026	2,547	4,110	3,212
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.55	$15.17	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68	$10.25
Value at end of period	$20.34	$18.55	$15.17	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68
Number of accumulation units outstanding at end of period	3,591	2,760	3,488	5,031	6,320	5,698	7,856	6,845	7,738	6,272
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.36	$19.20	$20.66	$19.15	$14.35	$12.23	$12.64	$11.10	$8.74	$13.92
Value at end of period	$26.02	$22.36	$19.20	$20.66	$19.15	$14.35	$12.23	$12.64	$11.10	$8.74
Number of accumulation units outstanding at end of period	5,184	5,193	8,562	15,378	17,445	13,728	17,880	19,494	25,134	23,297
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.61	$18.09	$18.68	$17.35	$14.04	$12.59	$12.88	$11.60	$9.56	$12.62
Value at end of period	$22.60	$20.61	$18.09	$18.68	$17.35	$14.04	$12.59	$12.88	$11.60	$9.56
Number of accumulation units outstanding at end of period	80,189	81,709	82,742	94,289	90,749	127,399	106,340	121,148	146,129	173,779
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.06	$17.76	$18.51	$17.01	$12.85	$11.35	$11.73	$10.55	$8.61	$12.85
Value at end of period	$23.71	$21.06	$17.76	$18.51	$17.01	$12.85	$11.35	$11.73	$10.55	$8.61
Number of accumulation units outstanding at end of period	13,058	10,817	12,872	13,222	13,559	15,545	18,508	18,517	19,659	20,661
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.69	$17.63	$21.18	$21.23	$22.78	$19.35	$23.95	$20.14	$11.88	$24.65
Value at end of period	$27.83	$19.69	$17.63	$21.18	$21.23	$22.78	$19.35	$23.95	$20.14	$11.88
Number of accumulation units outstanding at end of period	17,431	15,440	14,433	13,740	9,542	12,463	12,805	15,884	19,215	23,371
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.70	$29.72	$31.01	$27.28	$20.98	$17.68	$17.56	$14.45	$11.63	$17.57
Value at end of period	$37.89	$33.70	$29.72	$31.01	$27.28	$20.98	$17.68	$17.56	$14.45	$11.63
Number of accumulation units outstanding at end of period	3,896	3,669	5,229	7,203	6,952	5,259	8,575	9,169	10,445	10,941
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.65	$22.17	$23.29	$21.74	$15.83	$13.49	$13.83	$11.04	$8.77	$12.66
Value at end of period	$30.45	$26.65	$22.17	$23.29	$21.74	$15.83	$13.49	$13.83	$11.04	$8.77
Number of accumulation units outstanding at end of period	4,791	4,533	4,286	6,156	4,226	3,704	3,436	3,032	2,739	1,674
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.73	$19.91	$19.34	$19.12	$15.22	$12.65	$13.93	$12.14	$8.80	$14.91
Value at end of period	$26.62	$19.73	$19.91	$19.34	$19.12	$15.22	$12.65	$13.93	$12.14	$8.80
Number of accumulation units outstanding at end of period	161,100	172,851	186,090	216,109	215,983	253,995	257,763	300,492	348,809	368,464

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.93	$17.64	$18.71	$18.86	$16.98	$14.78	$15.06	$12.80	$7.75	$11.10
Value at end of period	$21.15	$19.93	$17.64	$18.71	$18.86	$16.98	$14.78	$15.06	$12.80	$7.75
Number of accumulation units outstanding at end of period	4,821	5,240	3,779	6,510	4,662	5,804	1,694	1,227	2,331	858
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$23.32	$21.83	$20.99	$18.93	$15.67	$13.85	$13.61	$12.08	$9.17	$12.79
Value at end of period	$26.54	$23.32	$21.83	$20.99	$18.93	$15.67	$13.85	$13.61	$12.08	$9.17
Number of accumulation units outstanding at end of period	93,736	93,326	103,569	141,731	156,090	158,166	150,227	154,831	142,638	117,937
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.73	$23.29	$23.10	$20.89	$15.63	$13.62	$14.31	$11.26	$7.78	$13.84
Value at end of period	$30.52	$24.73	$23.29	$23.10	$20.89	$15.63	$13.62	$14.31	$11.26	$7.78
Number of accumulation units outstanding at end of period	77,992	84,448	92,505	119,142	122,394	142,654	140,452	153,317	176,871	185,791
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$27.01	$23.00	$24.99	$23.53	$18.35	$15.83	$16.16	$14.22	$11.51	$18.11
Value at end of period	$31.04	$27.01	$23.00	$24.99	$23.53	$18.35	$15.83	$16.16	$14.22	$11.51
Number of accumulation units outstanding at end of period	20,033	18,968	21,034	23,396	21,904	20,758	22,183	27,945	35,342	35,274
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$42.26	$42.11	$38.44	$35.78	$25.99	$22.11	$22.61	$19.57	$13.85	$24.24
Value at end of period	$55.81	$42.26	$42.11	$38.44	$35.78	$25.99	$22.11	$22.61	$19.57	$13.85
Number of accumulation units outstanding at end of period	33,984	34,029	35,776	45,585	47,876	59,756	57,193	65,975	73,187	63,752
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$15.28	$15.60	$15.96	$14.12	$12.03	$13.88	$12.34	$9.07	$18.18
Value at end of period	$19.46	$15.39	$15.28	$15.60	$15.96	$14.12	$12.03	$13.88	$12.34	$9.07
Number of accumulation units outstanding at end of period	3,255	3,206	3,785	3,806	4,228	4,608	7,376	7,419	8,716	7,371
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.55	$9.49	$9.93	$10.75	$9.04	$7.69	$8.84	$8.22	$6.29	$10.20
Value at end of period	$11.55	$9.55	$9.49	$9.93	$10.75	$9.04	$7.69	$8.84	$8.22	$6.29
Number of accumulation units outstanding at end of period	33,945	37,016	41,248	44,487	53,693	58,373	36,943	46,788	57,156	64,548
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.98	$11.84	$12.96	$13.48	$10.44	$8.67	$9.31	$8.74	$6.68	$11.20
Value at end of period	$15.17	$12.98	$11.84	$12.96	$13.48	$10.44	$8.67	$9.31	$8.74	$6.68
Number of accumulation units outstanding at end of period	639	581	815	1,756	1,201	1,251	1,150	602	686	636
WANGER INTERNATIONAL										
Value at beginning of period	$11.53	$11.83	$11.96	$12.65	$10.46	$8.70	$10.31	$8.35	$5.64	$10.49
Value at end of period	$15.15	$11.53	$11.83	$11.96	$12.65	$10.46	$8.70	$10.31	$8.35	$5.64
Number of accumulation units outstanding at end of period	8,302	8,738	8,909	26,038	26,026	26,469	25,330	18,723	11,102	7,872
WANGER SELECT										
Value at beginning of period	$23.71	$21.16	$21.35	$20.94	$15.74	$13.44	$16.51	$13.20	$8.03	$15.96
Value at end of period	$29.69	$23.71	$21.16	$21.35	$20.94	$15.74	$13.44	$16.51	$13.20	$8.03
Number of accumulation units outstanding at end of period	9,618	9,852	13,834	20,798	21,640	26,435	30,529	39,157	36,490	38,325
WANGER USA										
Value at beginning of period	$24.77	$22.03	$22.43	$21.65	$16.37	$13.80	$14.47	$11.86	$8.44	$14.15
Value at end of period	$29.28	$24.77	$22.03	$22.43	$21.65	$16.37	$13.80	$14.47	$11.86	$8.44
Number of accumulation units outstanding at end of period	5,703	5,964	5,599	6,329	10,367	9,829	11,033	9,952	10,952	13,782
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$43.14	$33.86	$35.88	$33.81	$24.77	$22.09	$22.83	$18.84	$14.68	$21.75
Value at end of period	$47.36	$43.14	$33.86	$35.88	$33.81	$24.77	$22.09	$22.83	$18.84	$14.68
Number of accumulation units outstanding at end of period	19,874	20,904	29,857	31,542	33,256	32,602	33,566	42,598	39,610	46,123

Condensed Financial Information (continued)

TABLE 27

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$20.97	$20.81	$20.55	$19.85	$14.91	$13.14	$13.48			
Value at end of period	$26.41	$20.97	$20.81	$20.55	$19.85	$14.91	$13.14			
Number of accumulation units outstanding at end of period	910	976	1,039	1,684	273	184	14			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.74	$15.74	$16.00	$14.20	$11.70	$10.65	$10.98	$9.59	$8.46	
Value at end of period	$21.33	$16.74	$15.74	$16.00	$14.20	$11.70	$10.65	$10.98	$9.59	
Number of accumulation units outstanding at end of period	2,165	3,856	3,116	2,815	985	8,074	7,014	10,857	3,738	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$17.12	$15.85	$16.51	$15.31	$11.95	$11.03	$10.95	$9.87	$8.94	
Value at end of period	$20.59	$17.12	$15.85	$16.51	$15.31	$11.95	$11.03	$10.95	$9.87	
Number of accumulation units outstanding at end of period	1,448	2,524	2,369	4,153	3,841	3,115	1,773	1,127	737	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.96	$11.56	$11.95	$11.78	$13.12	$12.45	$11.15	$10.70	$10.28	
Value at end of period	$12.18	$11.96	$11.56	$11.95	$11.78	$13.12	$12.45	$11.15	$10.70	
Number of accumulation units outstanding at end of period	1,614	2,690	2,459	6,780	6,138	6,101	1,741	4,274	3,791	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$9.81	$9.29	$9.50							
Value at end of period	$11.07	$9.81	$9.29							
Number of accumulation units outstanding at end of period	876	200	4,717							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.10	$14.49	$14.19	$13.19	$10.15	$8.77	$9.05	$8.04	$6.10	$7.10
Value at end of period	$19.62	$16.10	$14.49	$14.19	$13.19	$10.15	$8.77	$9.05	$8.04	$6.10
Number of accumulation units outstanding at end of period	13,379	16,921	14,173	12,391	2,518	1,918	213	10,876	10,182	256
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.21	$13.60	$13.41	$13.33	$10.43	$8.65	$10.22	$8.27	$7.80	
Value at end of period	$17.81	$14.21	$13.60	$13.41	$13.33	$10.43	$8.65	$10.22	$8.27	
Number of accumulation units outstanding at end of period	591	1,645	1,327	662	0	531	1,858	660	38	
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.70	$11.52	$11.63	$11.16	$11.52	$11.01	$10.46	$9.87	$8.70	$9.69
Value at end of period	$11.93	$11.70	$11.52	$11.63	$11.16	$11.52	$11.01	$10.46	$9.87	$8.70
Number of accumulation units outstanding at end of period	1,289	2,327	3,003	2,986	22,868	18,837	14,561	937	1,422	3,390
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.20	$21.65	$20.81	$19.27	$14.58	$12.24	$13.02	$11.73	$8.83	$14.66
Value at end of period	$28.91	$23.20	$21.65	$20.81	$19.27	$14.58	$12.24	$13.02	$11.73	$8.83
Number of accumulation units outstanding at end of period	18,442	23,404	22,312	32,217	20,739	30,223	28,207	31,818	33,967	17,588

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® – WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.24	$8.74	$10.28	$11.51	$12.17	$13.52	$17.62	$19.35	$19.07	$21.36
Value at end of period	$8.74	$10.28	$11.51	$12.17	$13.52	$17.62	$19.35	$19.07	$21.36	$25.36
Number of accumulation units outstanding at end of period	29,780	23,825	25,001	27,001	26,045	14,258	21,359	7,411	6,113	7,181
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during February 2011)										
Value at beginning of period				$12.48	$10.82	$12.45	$17.77	$19.27	$17.06	$20.92
Value at end of period				$10.82	$12.45	$17.77	$19.27	$17.06	$20.92	$23.05
Number of accumulation units outstanding at end of period				766	1,930	4,336	8,416	3,080	4,336	9
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$11.18	$12.02	$17.19	$18.84	$17.85	$20.38
Value at end of period					$12.02	$17.19	$18.84	$17.85	$20.38	$23.34
Number of accumulation units outstanding at end of period					19	7	460	720	359	709
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$5.71	$5.74	$7.92	$8.29	$7.60	$9.41	$11.64	$11.39	$10.82	$9.66
Value at end of period	$5.74	$7.92	$8.29	$7.60	$9.41	$11.64	$11.39	$10.82	$9.66	$12.50
Number of accumulation units outstanding at end of period	470	285	4	3,035	1,018	1,254	5,489	3,387	2,348	620
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during February 2016)										
Value at beginning of period									$8.61	$10.41
Value at end of period									$10.41	$12.02
Number of accumulation units outstanding at end of period									2,675	4,958
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$10.92	$10.06	$9.34
Value at end of period								$10.06	$9.34	$11.52
Number of accumulation units outstanding at end of period								1,395	523	880
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$11.91	$12.60	$15.65	$15.37	$17.19	$22.64	$23.80	$21.90	$26.46
Value at end of period		$12.60	$15.65	$15.37	$17.19	$22.64	$23.80	$21.90	$26.46	$28.38
Number of accumulation units outstanding at end of period		77	0	627	935	1,177	2,304	1,461	1,462	790
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.09	$12.28	$15.20	$16.83	$17.39	$18.99	$22.14	$23.98	$23.17	$24.70
Value at end of period	$12.28	$15.20	$16.83	$17.39	$18.99	$22.14	$23.98	$23.17	$24.70	$27.33
Number of accumulation units outstanding at end of period	6,665	5,411	6,421	7,707	9,475	5,301	5,362	5,484	4,569	8,521
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period				$9.27	$9.46	$10.82	$11.02	$14.17	$14.70	$15.34
Value at end of period				$9.46	$10.82	$11.02	$14.17	$14.70	$15.34	$16.23
Number of accumulation units outstanding at end of period				266	0	4	2,733	1,842	610	0
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2009)										
Value at beginning of period		$5.99	$7.77	$8.93	$8.37	$9.51	$12.29	$13.57	$13.11	$14.87
Value at end of period		$7.77	$8.93	$8.37	$9.51	$12.29	$13.57	$13.11	$14.87	$17.14
Number of accumulation units outstanding at end of period		43	3,065	1,830	2,169	3,252	5,988	4,774	5,458	2,935
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$7.07	$6.08	$7.95	$9.65	$9.13	$10.51	$14.03	$15.53	$14.55	$16.38
Value at end of period	$6.08	$7.95	$9.65	$9.13	$10.51	$14.03	$15.53	$14.55	$16.38	$18.34
Number of accumulation units outstanding at end of period	1,086	28	7,153	7,981	43	177	3,335	1,262	1,279	1,199

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$49.69	$46.56	$46.81	$42.32	$32.63	$28.36	$29.45	$25.43	$18.96	$33.39
Value at end of period	$59.84	$49.69	$46.56	$46.81	$42.32	$32.63	$28.36	$29.45	$25.43	$18.96
Number of accumulation units outstanding at end of period	13,982	19,758	19,769	26,143	20,086	45,737	51,767	53,378	80,196	53,125
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.39	$28.63	$30.18	$28.09	$22.19	$19.14	$19.19	$16.86	$13.11	$23.13
Value at end of period	$37.25	$33.39	$28.63	$30.18	$28.09	$22.19	$19.14	$19.19	$16.86	$13.11
Number of accumulation units outstanding at end of period	11,377	13,534	10,376	8,769	12,836	16,005	24,054	34,666	49,321	42,895
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$30.85	$30.97	$29.25	$26.60	$19.74	$17.42	$17.60	$14.34	$11.31	$21.68
Value at end of period	$41.19	$30.85	$30.97	$29.25	$26.60	$19.74	$17.42	$17.60	$14.34	$11.31
Number of accumulation units outstanding at end of period	12,383	13,752	8,963	14,607	13,451	22,372	36,160	45,184	65,323	59,660
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.47	$20.76	$20.27	$22.32	$17.32	$14.52	$17.74	$15.87	$12.69	$22.86
Value at end of period	$25.07	$19.47	$20.76	$20.27	$22.32	$17.32	$14.52	$17.74	$15.87	$12.69
Number of accumulation units outstanding at end of period	3,434	3,646	3,214	3,550	3,602	4,810	10,645	11,970	12,748	9,198
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$33.09	$25.72	$28.11	$28.29	$21.01	$17.96	$18.89	$14.91	$11.68	$17.65
Value at end of period	$36.18	$33.09	$25.72	$28.11	$28.29	$21.01	$17.96	$18.89	$14.91	$11.68
Number of accumulation units outstanding at end of period	2,928	3,406	3,386	1,799	2,564	12,258	15,052	19,302	24,341	16,535
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.00	$17.17	$18.16	$17.59	$13.78	$12.64	$13.64	$12.27	$11.17	
Value at end of period	$21.60	$19.00	$17.17	$18.16	$17.59	$13.78	$12.64	$13.64	$12.27	
Number of accumulation units outstanding at end of period	148	87	68	44	6	2	0	910	934	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$55.90	$55.32	$53.31	$49.76	$35.94	$37.16				
Value at end of period	$70.33	$55.90	$55.32	$53.31	$49.76	$35.94				
Number of accumulation units outstanding at end of period	1,944	1,844	1,315	1,973	1,848	2,143				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.55	$14.27	$15.33	$14.35	$11.24	$9.98	$10.11	$9.34	$7.37	$10.68
Value at end of period	$17.39	$15.55	$14.27	$15.33	$14.35	$11.24	$9.98	$10.11	$9.34	$7.37
Number of accumulation units outstanding at end of period	2,445	5,587	5,044	6,333	5,952	6,178	26,534	31,273	33,443	44,764
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$47.01	$45.49	$45.75	$42.67	$35.94	$32.02	$31.88	$29.11		
Value at end of period	$55.02	$47.01	$45.49	$45.75	$42.67	$35.94	$32.02	$31.88		
Number of accumulation units outstanding at end of period	0	0	0	0	0	35	35	35		
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$39.74	$35.79	$34.82	$31.32	$23.95	$20.66	$21.21	$17.06	$11.92	
Value at end of period	$50.03	$39.74	$35.79	$34.82	$31.32	$23.95	$20.66	$21.21	$17.06	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	677	629	574	
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$25.27	$25.06	$25.95	$24.45	$19.26	$16.24	$19.05	$16.64	$12.23	$18.22
Value at end of period	$31.72	$25.27	$25.06	$25.95	$24.45	$19.26	$16.24	$19.05	$16.64	$12.23
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	196	177	158	135
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$20.57	$16.51	$17.32	$16.69	$12.46	$10.86	$11.20	$9.08	$6.33	
Value at end of period	$22.31	$20.57	$16.51	$17.32	$16.69	$12.46	$10.86	$11.20	$9.08	
Number of accumulation units outstanding at end of period	0	882	156	42	28	99	42	5,006	5,930	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.94	$19.95	$20.98	$19.04	$14.79	$13.07	$13.78	$11.12	$8.88	$14.83
Value at end of period	$24.22	$22.94	$19.95	$20.98	$19.04	$14.79	$13.07	$13.78	$11.12	$8.88
Number of accumulation units outstanding at end of period	2,731	3,875	3,419	5,701	3,531	8,401	8,304	7,622	14,278	11,888
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$10.08	$10.10								
Value at end of period	$10.21	$10.08								
Number of accumulation units outstanding at end of period	0	52								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.14	$10.03	$10.16	$10.00						
Value at end of period	$10.33	$10.14	$10.03	$10.16						
Number of accumulation units outstanding at end of period	8,489	21,363	20,216	2,113						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.74	$16.34	$16.63	$15.26	$11.20	$10.23	$10.68	$8.82	$6.85	$11.34
Value at end of period	$20.76	$17.74	$16.34	$16.63	$15.26	$11.20	$10.23	$10.68	$8.82	$6.85
Number of accumulation units outstanding at end of period	1,836	2,433	1,600	6,221	5,658	6,966	4,825	3,469	1,891	319
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$66.51	$62.97	$74.16	$78.85	$73.64	$61.68	$76.21	$60.74	$33.83	$65.88
Value at end of period	$88.57	$66.51	$62.97	$74.16	$78.85	$73.64	$61.68	$76.21	$60.74	$33.83
Number of accumulation units outstanding at end of period	1,687	2,638	3,031	4,508	3,113	9,208	8,668	5,672	4,866	2,890
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$32.80	$33.17	$32.29	$31.95	$25.40	$21.20	$23.39	$19.80		
Value at end of period	$44.29	$32.80	$33.17	$32.29	$31.95	$25.40	$21.20	$23.39		
Number of accumulation units outstanding at end of period	0	0	0	0	0	20	20	20		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.86	$21.32	$22.92	$20.73	$14.88	$12.76	$13.21	$10.83	$7.99	$13.01
Value at end of period	$28.05	$24.86	$21.32	$22.92	$20.73	$14.88	$12.76	$13.21	$10.83	$7.99
Number of accumulation units outstanding at end of period	873	915	1,380	1,945	1,430	2,422	2,454	2,931	2,156	1,089
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.91	$15.21	$15.48	$14.51	$12.62	$11.48	$11.83	$10.70	$8.93	$13.04
Value at end of period	$17.79	$15.91	$15.21	$15.48	$14.51	$12.62	$11.48	$11.83	$10.70	$8.93
Number of accumulation units outstanding at end of period	1,920	2,910	3,561	6,576	3,493	8,798	5,744	5,552	8,500	4,909
PIMCO COMMODITY REALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$6.09	$5.89								
Value at end of period	$6.17	$6.09								
Number of accumulation units outstanding at end of period	135	75								
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.70	$14.14	$14.71	$14.44	$16.10	$14.99	$13.58	$12.71	$10.87	$11.84
Value at end of period	$15.06	$14.70	$14.14	$14.71	$14.44	$16.10	$14.99	$13.58	$12.71	$10.87
Number of accumulation units outstanding at end of period	6,242	6,742	9,174	11,378	9,558	15,217	10,898	9,747	16,212	6,535
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.55	$16.43	$17.31	$17.51	$15.81	$13.79	$14.19	$12.17	$7.67	$12.03
Value at end of period	$19.65	$18.55	$16.43	$17.31	$17.51	$15.81	$13.79	$14.19	$12.17	$7.67
Number of accumulation units outstanding at end of period	1,709	2,522	2,624	2,235	675	2,530	2,817	3,054	3,435	2,520

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$9.92	$9.92	$10.00							
Value at end of period	$10.10	$9.92	$9.92							
Number of accumulation units outstanding at end of period	1,053	239	351							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.83	$19.85	$20.98	$20.90	$20.69	$18.09	$18.75	$16.84	$14.34	$13.65
Value at end of period	$21.07	$20.83	$19.85	$20.98	$20.90	$20.69	$18.09	$18.75	$16.84	$14.34
Number of accumulation units outstanding at end of period	7,923	12,790	13,120	14,893	11,670	16,571	17,776	23,231	15,901	4,362
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$3.45	$2.39	$3.30	$3.64	$7.59	$8.74	$10.89			
Value at end of period	$3.74	$3.45	$2.39	$3.30	$3.64	$7.59	$8.74			
Number of accumulation units outstanding at end of period	192	74	2,716	1,274	728	261	47			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$26.96	$25.31	$26.10	$24.87	$21.57	$19.21	$19.70	$17.47	$14.83	$20.87
Value at end of period	$30.57	$26.96	$25.31	$26.10	$24.87	$21.57	$19.21	$19.70	$17.47	$14.83
Number of accumulation units outstanding at end of period	2,335	2,477	2,868	4,596	4,208	7,544	13,186	13,315	28,081	15,527
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.62	$9.62	$9.91							
Value at end of period	$12.53	$10.62	$9.62							
Number of accumulation units outstanding at end of period	30	30	12							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.64	$12.99	$13.74	$13.71	$14.60	$13.69	$13.36	$11.56	$9.71	$11.64
Value at end of period	$14.78	$13.64	$12.99	$13.74	$13.71	$14.60	$13.69	$13.36	$11.56	$9.71
Number of accumulation units outstanding at end of period	12,220	415	415	10,112	9,248	19,221	30,080	48,231	64,383	63,282
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.78	$9.33	$10.01							
Value at end of period	$11.95	$9.78	$9.33							
Number of accumulation units outstanding at end of period	5,560	10,213	11,724							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.23	$9.69	$10.29							
Value at end of period	$11.62	$10.23	$9.69							
Number of accumulation units outstanding at end of period	56	44	19							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.71	$12.84	$13.00	$13.15	$13.31	$13.47	$13.62	$13.76	$13.88	$13.68
Value at end of period	$12.64	$12.71	$12.84	$13.00	$13.15	$13.31	$13.47	$13.62	$13.76	$13.88
Number of accumulation units outstanding at end of period	41,527	8,319	15,349	41,539	56,621	76,111	78,429	75,578	94,130	60,966
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$26.03	$24.00	$24.64	$22.52	$17.45	$15.25	$15.48	$13.72	$10.66	$17.31
Value at end of period	$30.95	$26.03	$24.00	$24.64	$22.52	$17.45	$15.25	$15.48	$13.72	$10.66
Number of accumulation units outstanding at end of period	28,589	37,437	33,220	38,486	23,419	35,212	35,570	42,547	47,768	40,050
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.45	$17.18	$17.74	$17.75	$17.01	$15.10	$14.63	$12.96	$8.78	$11.47
Value at end of period	$20.42	$19.45	$17.18	$17.74	$17.75	$17.01	$15.10	$14.63	$12.96	$8.78
Number of accumulation units outstanding at end of period	5,085	3,680	4,698	2,537	1,544	2,459	3,318	4,282	4,162	2,612
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$34.69	$31.84	$31.95	$28.40	$21.62	$19.12	$19.37	$17.20	$14.13	$22.78
Value at end of period	$42.72	$34.69	$31.84	$31.95	$28.40	$21.62	$19.12	$19.37	$17.20	$14.13
Number of accumulation units outstanding at end of period	9,538	9,427	6,904	8,647	6,699	17,221	22,163	29,870	40,419	36,043

CFI 223

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.81	$35.81	$36.90	$34.09	$25.64	$22.05	$22.57	$18.74	$14.40	$23.34
Value at end of period	$46.92	$41.81	$35.81	$36.90	$34.09	$25.64	$22.05	$22.57	$18.74	$14.40
Number of accumulation units outstanding at end of period	5,226	14,013	11,940	13,239	11,481	16,922	19,580	33,316	52,801	29,270
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.91	$24.57	$25.69	$24.66	$17.49	$15.75	$16.06	$13.23	$10.72	$16.34
Value at end of period	$33.57	$30.91	$24.57	$25.69	$24.66	$17.49	$15.75	$16.06	$13.23	$10.72
Number of accumulation units outstanding at end of period	3,618	13,711	10,284	15,797	17,161	20,625	18,575	18,243	29,637	13,078
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$18.43	$17.46	$17.94	$17.18	$15.80					
Value at end of period	$20.88	$18.43	$17.46	$17.94	$17.18					
Number of accumulation units outstanding at end of period	0	0	0	30,062	11,802					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$20.00	$18.78	$19.32	$18.46	$16.50					
Value at end of period	$23.39	$20.00	$18.78	$19.32	$18.46					
Number of accumulation units outstanding at end of period	0	0	0	24,273	9,374					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$20.96	$19.63	$20.24	$19.32	$16.83					
Value at end of period	$24.89	$20.96	$19.63	$20.24	$19.32					
Number of accumulation units outstanding at end of period	0	0	0	22,937	12,340					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.59	$15.56	$16.06	$15.28	$13.32					
Value at end of period	$19.77	$16.59	$15.56	$16.06	$15.28					
Number of accumulation units outstanding at end of period	0	0	0	5,473	2,272					
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.19	$22.49	$22.63	$21.47	$21.75	$20.13	$18.94	$17.45	$15.83	$17.51
Value at end of period	$24.06	$23.19	$22.49	$22.63	$21.47	$21.75	$20.13	$18.94	$17.45	$15.83
Number of accumulation units outstanding at end of period	14,701	16,267	14,422	12,272	10,601	15,700	23,276	30,972	39,306	44,153
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$8.83	$8.86	$9.05	$9.73	$8.11	$6.92	$7.97	$7.48	$5.27	
Value at end of period	$10.89	$8.83	$8.86	$9.05	$9.73	$8.11	$6.92	$7.97	$7.48	
Number of accumulation units outstanding at end of period	4,149	6,316	3,218	5,231	2,891	5,472	7,185	7,906	8,312	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.85	$18.35	$17.46	$15.55	$12.02	$10.30	$10.31			
Value at end of period	$24.17	$18.85	$18.35	$17.46	$15.55	$12.02	$10.30			
Number of accumulation units outstanding at end of period	18,993	25,127	28,043	20,826	10,415	9,715	13,040			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.32	$12.72	$13.48	$12.39	$9.58	$8.46	$8.27	$7.01	$6.30	$9.12
Value at end of period	$16.07	$14.32	$12.72	$13.48	$12.39	$9.58	$8.46	$8.27	$7.01	$6.30
Number of accumulation units outstanding at end of period	31,725	43,586	39,940	59,904	25,510	33,645	37,806	10,651	29,670	12,131
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.99	$25.47	$25.64	$23.84	$18.29	$16.21	$16.49	$12.80	$9.16	$14.86
Value at end of period	$33.37	$26.99	$25.47	$25.64	$23.84	$18.29	$16.21	$16.49	$12.80	$9.16
Number of accumulation units outstanding at end of period	7,164	7,224	4,047	3,967	4,633	5,221	3,291	1,552	4,821	2,662
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.49	$15.34	$15.58	$13.67	$10.59	$9.70	$10.26	$8.94	$7.27	$11.24
Value at end of period	$19.84	$16.49	$15.34	$15.58	$13.67	$10.59	$9.70	$10.26	$8.94	$7.27
Number of accumulation units outstanding at end of period	2,150	2,243	3,732	2,197	2,380	6,526	4,900	4,502	5,995	4,298

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.56	$25.23	$23.73	$21.23	$16.28	$14.39	$13.98	$12.54	$10.70	
Value at end of period	$34.46	$26.56	$25.23	$23.73	$21.23	$16.28	$14.39	$13.98	$12.54	
Number of accumulation units outstanding at end of period	773	586	520	541	2,177	1,732	170	2,959	920	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$16.73	$15.26	$15.13	$13.56	$10.39	$9.10	$8.98	$8.10	$6.63	$9.31
Value at end of period	$20.26	$16.73	$15.26	$15.13	$13.56	$10.39	$9.10	$8.98	$8.10	$6.63
Number of accumulation units outstanding at end of period	2,850	3,452	3,283	7,406	1,061	1,166	4,542	4,944	5,126	23
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.07	$20.25	$21.30	$19.21	$14.79	$12.91	$12.99	$11.83	$10.05	
Value at end of period	$25.81	$23.07	$20.25	$21.30	$19.21	$14.79	$12.91	$12.99	$11.83	
Number of accumulation units outstanding at end of period	3	240	213	959	1,255	1,261	243	160	258	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.62	$25.22	$25.73	$23.44	$17.58	$15.41	$15.94	$12.82	$11.40	
Value at end of period	$32.71	$26.62	$25.22	$25.73	$23.44	$17.58	$15.41	$15.94	$12.82	
Number of accumulation units outstanding at end of period	0	705	609	810	204	212	640	3,093	1,125	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.05	$16.11	$16.78	$15.07	$11.36	$9.83	$10.13	$8.19	$5.47	
Value at end of period	$21.05	$18.05	$16.11	$16.78	$15.07	$11.36	$9.83	$10.13	$8.19	
Number of accumulation units outstanding at end of period	866	3,810	877	3,451	1,589	1,953	579	1,224	1,053	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.96	$15.85	$16.80	$16.21	$11.82	$10.31	$10.86	$8.69	$6.95	$9.69
Value at end of period	$21.41	$18.96	$15.85	$16.80	$16.21	$11.82	$10.31	$10.86	$8.69	$6.95
Number of accumulation units outstanding at end of period	392	1,177	1,311	2,515	1,228	1,164	256	1,828	1,481	181
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$58.21	$47.33	$48.28	$45.86	$33.69	$29.78	$30.90	$25.15	$19.95	$29.29
Value at end of period	$64.01	$58.21	$47.33	$48.28	$45.86	$33.69	$29.78	$30.90	$25.15	$19.95
Number of accumulation units outstanding at end of period	4,975	5,591	5,618	4,145	3,882	6,230	7,578	10,137	10,298	4,544
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.95	$16.92	$17.28	$16.55	$12.05	$10.59	$10.62	$8.12	$6.27	$9.69
Value at end of period	$22.24	$18.95	$16.92	$17.28	$16.55	$12.05	$10.59	$10.62	$8.12	$6.27
Number of accumulation units outstanding at end of period	1,180	1,754	734	1,205	165	3,787	1,155	1,054	4,543	3,260
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.23	$14.56	$14.74	$14.13	$12.30	$10.97	$11.46	$10.19	$8.20	$12.55
Value at end of period	$17.35	$15.23	$14.56	$14.74	$14.13	$12.30	$10.97	$11.46	$10.19	$8.20
Number of accumulation units outstanding at end of period	30,187	26,491	32,123	35,745	27,845	39,040	60,115	66,135	40,897	22,182
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.94	$15.19	$15.44	$14.79	$12.44	$10.94	$11.60	$10.25	$8.08	$12.99
Value at end of period	$18.81	$15.94	$15.19	$15.44	$14.79	$12.44	$10.94	$11.60	$10.25	$8.08
Number of accumulation units outstanding at end of period	29,242	30,386	30,130	46,020	34,617	44,828	39,426	36,169	23,877	11,383
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.35	$15.55	$15.89	$15.16	$12.43	$10.89	$11.62	$10.22	$7.96	$13.40
Value at end of period	$19.59	$16.35	$15.55	$15.89	$15.16	$12.43	$10.89	$11.62	$10.22	$7.96
Number of accumulation units outstanding at end of period	36,140	33,930	30,948	29,688	22,901	26,985	45,185	37,286	35,894	13,003
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$16.28	$15.48	$15.80	$15.05	$12.33	$10.80	$11.53	$10.84		
Value at end of period	$19.57	$16.28	$15.48	$15.80	$15.05	$12.33	$10.80	$11.53		
Number of accumulation units outstanding at end of period	2,426	6,806	5,590	6,756	2,865	1,132	517	26		

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$12.71	$12.10	$12.30	$11.71	$10.25	$9.12	$9.46	$8.37		
Value at end of period	$14.41	$12.71	$12.10	$12.30	$11.71	$10.25	$9.12	$9.46		
Number of accumulation units outstanding at end of period	927	890	728	312	127	43	677	265		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.24	$13.79	$13.94	$13.34	$12.62	$11.64	$11.74	$10.84	$9.36	$11.37
Value at end of period	$15.38	$14.24	$13.79	$13.94	$13.34	$12.62	$11.64	$11.74	$10.84	$9.36
Number of accumulation units outstanding at end of period	13,728	12,664	11,197	370	327	461	84	98	294	37
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.59	$12.04	$12.23	$11.72	$10.83	$9.79	$9.98	$9.08	$7.52	
Value at end of period	$13.73	$12.59	$12.04	$12.23	$11.72	$10.83	$9.79	$9.98	$9.08	
Number of accumulation units outstanding at end of period	2,901	7,172	1,856	739	578	24	0	249	8	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.16	$22.18	$22.49	$21.35	$19.28	$17.37	$17.27	$15.74	$13.51	$17.89
Value at end of period	$25.30	$23.16	$22.18	$22.49	$21.35	$19.28	$17.37	$17.27	$15.74	$13.51
Number of accumulation units outstanding at end of period	3,778	5,635	5,468	4,815	3,761	2,963	5,341	4,775	5,581	5,189
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.92	$22.64	$23.19	$22.02	$18.21	$16.02	$16.70	$14.95	$12.08	$19.13
Value at end of period	$27.86	$23.92	$22.64	$23.19	$22.02	$18.21	$16.02	$16.70	$14.95	$12.08
Number of accumulation units outstanding at end of period	10,329	10,923	12,180	6,877	4,571	7,519	8,352	9,427	10,599	9,594
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.20	$22.02	$22.41	$21.26	$18.45	$16.44	$16.74	$15.12	$12.56	$18.28
Value at end of period	$26.24	$23.20	$22.02	$22.41	$21.26	$18.45	$16.44	$16.74	$15.12	$12.56
Number of accumulation units outstanding at end of period	11,187	21,715	20,918	17,786	10,523	14,846	16,255	14,388	16,476	12,123
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.24	$12.10	$12.22	$11.70	$12.15	$11.84	$11.18	$10.66	$10.19	$9.61
Value at end of period	$12.48	$12.24	$12.10	$12.22	$11.70	$12.15	$11.84	$11.18	$10.66	$10.19
Number of accumulation units outstanding at end of period	822	951	734	2,487	1,857	1,555	2,209	896	940	17
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$21.91	$19.86	$19.87	$17.74	$13.60	$12.41				
Value at end of period	$26.29	$21.91	$19.86	$19.87	$17.74	$13.60				
Number of accumulation units outstanding at end of period	449	0	0	2,145	1,414	926				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.52	$27.34	$28.16	$25.34	$19.52	$16.98	$17.75	$14.72	$10.98	$15.13
Value at end of period	$36.80	$33.52	$27.34	$28.16	$25.34	$19.52	$16.98	$17.75	$14.72	$10.98
Number of accumulation units outstanding at end of period	1,001	962	787	1,866	1,620	4,070	2,347	2,836	4,756	853
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.33	$28.18	$30.03	$29.13	$21.23	$17.96	$17.78	$14.22	$10.65	$18.34
Value at end of period	$37.16	$29.33	$28.18	$30.03	$29.13	$21.23	$17.96	$17.78	$14.22	$10.65
Number of accumulation units outstanding at end of period	2,212	2,617	4,261	5,205	4,161	8,880	9,649	10,052	13,309	10,006
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.36	$13.40	$13.76	$12.21	$11.88	$9.54	$10.18	$8.86	$6.70	$9.74
Value at end of period	$14.62	$13.36	$13.40	$13.76	$12.21	$11.88	$9.54	$10.18	$8.86	$6.70
Number of accumulation units outstanding at end of period	1,117	1,710	1,983	3,481	4,637	5,252	3,427	3,358	9,242	5,878
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.77	$16.48	$12.85	$12.74	$11.16	$10.31	$8.16	$6.07	$10.00
Value at end of period	$17.95	$17.27	$16.77	$16.48	$12.85	$12.74	$11.16	$10.31	$8.16	$6.07
Number of accumulation units outstanding at end of period	5,126	6,965	6,627	7,083	5,694	7,550	9,724	7,544	3,649	1,941

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.79	$28.74	$28.25	$25.34	$19.03	$17.16	$18.22	$16.46	$12.65	$21.07
Value at end of period	$36.99	$30.79	$28.74	$28.25	$25.34	$19.03	$17.16	$18.22	$16.46	$12.65
Number of accumulation units outstanding at end of period	711	834	1,179	2,961	2,883	3,291	2,662	3,366	3,390	1,442
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$15.10	$15.74	$15.27	$11.04	$9.79	$10.18	$8.22	$6.67	$10.24
Value at end of period	$20.22	$18.45	$15.10	$15.74	$15.27	$11.04	$9.79	$10.18	$8.22	$6.67
Number of accumulation units outstanding at end of period	1,201	1,235	1,769	2,297	1,079	1,007	367	639	2,005	1,912
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.20	$19.07	$20.53	$19.04	$14.27	$12.17	$12.58	$11.06	$8.71	$13.88
Value at end of period	$25.81	$22.20	$19.07	$20.53	$19.04	$14.27	$12.17	$12.58	$11.06	$8.71
Number of accumulation units outstanding at end of period	1,928	2,820	3,875	3,124	3,082	4,622	2,702	5,892	13,994	4,314
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.47	$17.97	$18.57	$16.68	$13.51	$12.53	$12.82	$11.18	$9.22	$12.59
Value at end of period	$22.43	$20.47	$17.97	$18.57	$16.68	$13.51	$12.53	$12.82	$11.18	$9.22
Number of accumulation units outstanding at end of period	25,055	1,156	1,186	23,105	15,872	29,731	56,344	72,943	95,098	68,007
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.94	$17.67	$18.42	$16.93	$12.80	$11.31	$11.70	$10.52	$8.59	$12.83
Value at end of period	$23.56	$20.94	$17.67	$18.42	$16.93	$12.80	$11.31	$11.70	$10.52	$8.59
Number of accumulation units outstanding at end of period	2,048	2,341	2,968	3,043	1,503	5,007	4,180	3,491	4,621	2,463
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.57	$17.54	$21.08	$21.14	$22.70	$19.29	$23.88	$20.09	$11.85	$24.62
Value at end of period	$27.66	$19.57	$17.54	$21.08	$21.14	$22.70	$19.29	$23.88	$20.09	$11.85
Number of accumulation units outstanding at end of period	1,155	1,513	1,596	3,973	3,171	4,339	2,365	3,028	2,594	1,268
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.45	$29.52	$30.81	$27.12	$20.86	$17.59	$17.49	$14.39	$11.59	$17.52
Value at end of period	$37.59	$33.45	$29.52	$30.81	$27.12	$20.86	$17.59	$17.49	$14.39	$11.59
Number of accumulation units outstanding at end of period	2,175	2,560	2,835	1,821	931	5,689	5,321	4,291	6,926	3,517
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.50	$22.05	$23.17	$21.65	$15.77	$13.44	$13.79	$11.01	$8.75	$12.65
Value at end of period	$30.25	$26.50	$22.05	$23.17	$21.65	$15.77	$13.44	$13.79	$11.01	$8.75
Number of accumulation units outstanding at end of period	2,590	3,843	3,339	2,652	1,483	1,772	837	392	1,396	839
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.59	$19.78	$18.50	$18.30	$15.14	$12.59	$13.87	$12.09	$8.77	$14.31
Value at end of period	$26.41	$19.59	$19.78	$18.50	$18.30	$15.14	$12.59	$13.87	$12.09	$8.77
Number of accumulation units outstanding at end of period	22,284	380	380	20,392	18,555	42,582	66,084	96,938	140,810	124,953
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.82	$17.55	$18.63	$18.78	$16.92	$14.74	$15.03	$12.78	$7.74	$11.09
Value at end of period	$21.03	$19.82	$17.55	$18.63	$18.78	$16.92	$14.74	$15.03	$12.78	$7.74
Number of accumulation units outstanding at end of period	685	1,412	2,461	7,227	8,975	8,120	5,384	7,316	3,515	333
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$23.19	$21.72	$20.89	$18.85	$15.61	$13.80	$13.58	$12.05	$9.15	$12.78
Value at end of period	$26.37	$23.19	$21.72	$20.89	$18.85	$15.61	$13.80	$13.58	$12.05	$9.15
Number of accumulation units outstanding at end of period	32,939	26,637	21,844	51,131	44,423	66,796	55,153	56,980	37,922	15,304
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.56	$23.14	$22.29	$20.77	$15.55	$13.56	$14.25	$11.22	$7.53	$13.41
Value at end of period	$30.29	$24.56	$23.14	$22.29	$20.77	$15.55	$13.56	$14.25	$11.22	$7.53
Number of accumulation units outstanding at end of period	19,982	3,701	3,701	19,410	15,802	32,531	44,212	52,364	63,514	60,842
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.83	$22.86	$24.85	$23.41	$18.26	$15.77	$16.10	$14.18	$11.48	$18.07
Value at end of period	$30.81	$26.83	$22.86	$24.85	$23.41	$18.26	$15.77	$16.10	$14.18	$11.48
Number of accumulation units outstanding at end of period	4,104	7,234	9,270	9,650	8,012	12,624	14,537	17,655	17,771	12,811

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$41.83	$41.70	$38.09	$35.47	$25.77	$21.94	$22.44	$19.44	$13.76	$24.10
Value at end of period	$55.21	$41.83	$41.70	$38.09	$35.47	$25.77	$21.94	$22.44	$19.44	$13.76
Number of accumulation units outstanding at end of period	4,333	6,255	6,847	7,612	6,382	11,765	11,772	11,723	21,863	19,537
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.30	$15.20	$15.53	$15.89	$14.07	$11.99	$13.84	$12.31	$9.06	$18.15
Value at end of period	$19.33	$15.30	$15.20	$15.53	$15.89	$14.07	$11.99	$13.84	$12.31	$9.06
Number of accumulation units outstanding at end of period	230	1,679	1,870	1,400	177	602	462	992	2,150	6,403
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.51	$9.45	$9.89	$10.72	$9.02	$7.68	$8.83	$8.21	$6.29	$10.20
Value at end of period	$11.50	$9.51	$9.45	$9.89	$10.72	$9.02	$7.68	$8.83	$8.21	$6.29
Number of accumulation units outstanding at end of period	1,373	6,195	6,438	8,860	8,227	10,369	5,262	4,985	9,054	6,568
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.91	$11.79	$12.90	$13.43	$10.41	$8.65	$9.28	$8.72	$6.67	$11.19
Value at end of period	$15.08	$12.91	$11.79	$12.90	$13.43	$10.41	$8.65	$9.28	$8.72	$6.67
Number of accumulation units outstanding at end of period	631	508	477	71	21	1,152	1,243	1,158	2,544	2,012
WANGER INTERNATIONAL										
Value at beginning of period	$11.48	$11.78	$11.91	$12.61	$10.43	$8.68	$10.29	$8.34	$5.63	$10.48
Value at end of period	$15.07	$11.48	$11.78	$11.91	$12.61	$10.43	$8.68	$10.29	$8.34	$5.63
Number of accumulation units outstanding at end of period	7,143	6,684	5,640	1,120	823	4,309	3,172	3,200	3,515	2,123
WANGER SELECT										
Value at beginning of period	$23.56	$21.03	$21.23	$20.84	$15.67	$13.39	$16.46	$13.16	$8.02	$15.93
Value at end of period	$29.49	$23.56	$21.03	$21.23	$20.84	$15.67	$13.39	$16.46	$13.16	$8.02
Number of accumulation units outstanding at end of period	6,648	7,512	8,263	6,115	5,199	9,410	9,507	10,673	7,402	3,397
WANGER USA										
Value at beginning of period	$24.61	$21.91	$22.31	$21.55	$16.30	$13.75	$14.42	$11.83	$8.42	$14.12
Value at end of period	$29.08	$24.61	$21.91	$22.31	$21.55	$16.30	$13.75	$14.42	$11.83	$8.42
Number of accumulation units outstanding at end of period	1,083	1,398	1,505	3,513	2,066	2,094	2,713	3,275	4,803	1,032
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$42.79	$33.60	$35.63	$33.58	$24.62	$21.96	$22.71	$18.75	$14.61	$21.67
Value at end of period	$46.95	$42.79	$33.60	$35.63	$33.58	$24.62	$21.96	$22.71	$18.75	$14.61
Number of accumulation units outstanding at end of period	453	1,825	1,089	2,202	1,856	4,794	4,279	4,530	5,705	5,470

TABLE 28

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$20.89	$20.74	$20.50	$19.81	$14.88	$13.12	$14.02	$12.96	$10.12	
Value at end of period	$26.29	$20.89	$20.74	$20.50	$19.81	$14.88	$13.12	$14.02	$12.96	
Number of accumulation units outstanding at end of period	7,439	7,521	7,414	6,247	5,851	3,906	3,363	1,497	550	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.67	$15.68	$15.95	$14.16	$11.67	$10.63	$10.97	$9.58	$8.17	
Value at end of period	$21.23	$16.67	$15.68	$15.95	$14.16	$11.67	$10.63	$10.97	$9.58	
Number of accumulation units outstanding at end of period	43,289	44,217	47,395	42,967	35,373	45,766	40,445	23,838	13,148	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.05	$15.79	$16.46	$15.27	$11.92	$11.01	$10.94	$9.87	$8.23	
Value at end of period	$20.49	$17.05	$15.79	$16.46	$15.27	$11.92	$11.01	$10.94	$9.87	
Number of accumulation units outstanding at end of period	68,872	71,120	68,641	69,265	60,910	58,610	46,766	32,395	12,586	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.91	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14	$10.69	$10.08	
Value at end of period	$12.13	$11.91	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14	$10.69	
Number of accumulation units outstanding at end of period	68,835	56,226	55,723	64,769	64,365	118,092	49,936	29,463	13,688	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.81	$9.29	$9.09							
Value at end of period	$11.06	$9.81	$9.29							
Number of accumulation units outstanding at end of period	16,541	6,720	350							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.04	$14.44	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10	$9.89
Value at end of period	$19.53	$16.04	$14.44	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10
Number of accumulation units outstanding at end of period	146,951	139,316	120,580	100,230	79,078	68,969	62,132	61,947	38,454	4,596
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.15	$13.54	$13.36	$13.29	$10.40	$8.63	$10.20	$8.27	$5.45	$5.90
Value at end of period	$17.72	$14.15	$13.54	$13.36	$13.29	$10.40	$8.63	$10.20	$8.27	$5.45
Number of accumulation units outstanding at end of period	41,793	43,226	45,828	43,580	35,153	29,719	26,222	16,089	7,244	2,489
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.65	$11.48	$11.60	$11.12	$11.49	$10.99	$10.45	$9.87	$8.70	$9.66
Value at end of period	$11.87	$11.65	$11.48	$11.60	$11.12	$11.49	$10.99	$10.45	$9.87	$8.70
Number of accumulation units outstanding at end of period	32,198	32,923	36,615	38,197	37,345	40,206	26,936	25,300	12,439	1,634
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.06	$21.53	$20.69	$19.18	$14.51	$12.19	$12.97	$11.70	$8.81	$14.63
Value at end of period	$28.71	$23.06	$21.53	$20.69	$19.18	$14.51	$12.19	$12.97	$11.70	$8.81
Number of accumulation units outstanding at end of period	421,459	419,622	419,110	407,359	390,080	385,599	358,043	356,032	314,662	260,809
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$21.23	$18.96	$19.25	$17.53	$13.46	$12.12	$11.47	$10.25	$8.72	$13.21
Value at end of period	$25.18	$21.23	$18.96	$19.25	$17.53	$13.46	$12.12	$11.47	$10.25	$8.72
Number of accumulation units outstanding at end of period	200,064	188,942	183,123	189,929	187,494	199,762	188,333	197,118	187,503	169,986
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$20.85	$17.02	$19.22	$17.74	$12.43	$10.81	$11.71	$9.42		
Value at end of period	$22.96	$20.85	$17.02	$19.22	$17.74	$12.43	$10.81	$11.71		
Number of accumulation units outstanding at end of period	51,262	49,300	44,427	45,691	29,849	12,041	10,039	3,905		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$20.32	$17.80	$18.80	$17.15	$12.01	$10.10	$11.54	$9.96		
Value at end of period	$23.25	$20.32	$17.80	$18.80	$17.15	$12.01	$10.10	$11.54		
Number of accumulation units outstanding at end of period	14,892	17,513	17,341	14,554	8,230	2,789	2,015	828		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.61	$10.77	$11.35	$11.60	$9.38	$7.58	$8.27	$7.91	$5.73	$10.46
Value at end of period	$12.44	$9.61	$10.77	$11.35	$11.60	$9.38	$7.58	$8.27	$7.91	$5.73
Number of accumulation units outstanding at end of period	53,202	53,014	58,735	46,036	33,823	21,653	17,882	15,858	12,780	1,880

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period								$9.52	$9.14	$10.41
Value at end of period								$9.14	$10.41	$12.01
Number of accumulation units outstanding at end of period								9	13,144	15,745
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$10.18	$10.06	$9.33
Value at end of period								$10.06	$9.33	$11.50
Number of accumulation units outstanding at end of period								26,906	29,572	45,593
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$11.51	$12.60	$15.64	$15.35	$17.16	$22.59	$23.74	$21.82	$26.36
Value at end of period		$12.60	$15.64	$15.35	$17.16	$22.59	$23.74	$21.82	$26.36	$28.26
Number of accumulation units outstanding at end of period		57	7,661	15,179	17,703	20,616	18,684	16,567	15,947	13,695
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.99	$12.20	$15.09	$16.71	$17.26	$18.83	$21.95	$23.76	$22.95	$24.44
Value at end of period	$12.20	$15.09	$16.71	$17.26	$18.83	$21.95	$23.76	$22.95	$24.44	$27.04
Number of accumulation units outstanding at end of period	35,566	32,907	32,468	32,943	31,472	33,388	35,593	32,677	34,166	30,717
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period				$9.64	$9.46	$10.81	$11.00	$14.14	$14.67	$15.30
Value at end of period				$9.46	$10.81	$11.00	$14.14	$14.67	$15.30	$16.18
Number of accumulation units outstanding at end of period				462	3,532	6,066	10,409	13,071	10,633	9,543
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.80	$6.17	$7.76	$8.91	$8.35	$9.48	$12.26	$13.53	$13.06	$14.81
Value at end of period	$6.17	$7.76	$8.91	$8.35	$9.48	$12.26	$13.53	$13.06	$14.81	$17.06
Number of accumulation units outstanding at end of period	460	10,471	14,608	13,463	15,324	23,045	19,986	19,859	17,948	18,753
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$8.94	$6.08	$7.94	$9.64	$9.11	$10.48	$13.99	$15.48	$14.49	$16.31
Value at end of period	$6.08	$7.94	$9.64	$9.11	$10.48	$13.99	$15.48	$14.49	$16.31	$18.26
Number of accumulation units outstanding at end of period	1,166	2,198	3,867	7,209	6,707	8,748	10,616	11,255	13,635	11,601
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period						$10.59	$12.03	$12.52	$11.57	$14.97
Value at end of period						$12.03	$12.52	$11.57	$14.97	$16.52
Number of accumulation units outstanding at end of period						768	1,944	2,587	8,256	8,252
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.19	$18.84	$25.25	$29.24	$28.14	$32.36	$41.95	$46.38	$46.11	$49.18
Value at end of period	$18.84	$25.25	$29.24	$28.14	$32.36	$41.95	$46.38	$46.11	$49.18	$59.20
Number of accumulation units outstanding at end of period	332,769	318,093	316,690	318,801	321,489	314,615	312,747	296,071	270,049	255,099
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.00	$13.02	$16.75	$19.05	$18.99	$22.00	$27.85	$29.90	$28.35	$33.05
Value at end of period	$13.02	$16.75	$19.05	$18.99	$22.00	$27.85	$29.90	$28.35	$33.05	$36.85
Number of accumulation units outstanding at end of period	156,680	143,170	130,321	118,859	102,073	98,780	98,912	86,071	79,850	68,296
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.55	$11.24	$14.24	$17.47	$17.29	$19.58	$26.36	$28.98	$30.67	$30.53
Value at end of period	$11.24	$14.24	$17.47	$17.29	$19.58	$26.36	$28.98	$30.67	$30.53	$40.75
Number of accumulation units outstanding at end of period	134,845	119,463	122,306	109,897	112,941	106,438	108,188	103,481	96,490	92,287

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.27	$20.55	$20.08	$22.12	$17.17	$14.40	$17.61	$15.76	$12.61	$22.73
Value at end of period	$24.80	$19.27	$20.55	$20.08	$22.12	$17.17	$14.40	$17.61	$15.76	$12.61
Number of accumulation units outstanding at end of period	14,797	15,403	18,694	26,626	26,226	23,287	22,342	22,108	24,291	27,668
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$32.83	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60
Value at end of period	$35.88	$32.83	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64
Number of accumulation units outstanding at end of period	59,979	67,976	65,968	74,085	74,098	72,669	71,483	70,809	66,301	60,560
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$18.93	$17.11	$18.11	$17.55	$13.76	$12.62	$13.63	$12.26	$10.47	
Value at end of period	$21.51	$18.93	$17.11	$18.11	$17.55	$13.76	$12.62	$13.63	$12.26	
Number of accumulation units outstanding at end of period	4,154	3,722	3,149	3,204	2,612	2,139	2,543	2,442	2,001	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$55.76	$55.21	$53.24	$49.71	$35.92	$37.16				
Value at end of period	$70.13	$55.76	$55.21	$53.24	$49.71	$35.92				
Number of accumulation units outstanding at end of period	5,715	5,591	6,045	6,823	6,926	7,491				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.42	$14.16	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63
Value at end of period	$17.23	$15.42	$14.16	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33
Number of accumulation units outstanding at end of period	31,255	31,686	34,783	36,631	39,545	44,923	52,372	55,095	58,985	62,945
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$10.41	$10.36	$10.76							
Value at end of period	$13.66	$10.41	$10.36							
Number of accumulation units outstanding at end of period	13,619	9,646	4,233							
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$46.53	$45.04	$45.33	$42.30	$35.65	$31.77	$31.65	$29.57	$23.78	$28.61
Value at end of period	$54.43	$46.53	$45.04	$45.33	$42.30	$35.65	$31.77	$31.65	$29.57	$23.78
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	51	41
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$20.48	$16.44	$17.27	$16.64	$12.43	$10.84	$11.18	$9.08	$7.15	$7.30
Value at end of period	$22.21	$20.48	$16.44	$17.27	$16.64	$12.43	$10.84	$11.18	$9.08	$7.15
Number of accumulation units outstanding at end of period	8,531	8,717	7,494	8,313	7,081	6,405	4,840	2,070	1,456	28
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.76	$19.80	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78
Value at end of period	$24.02	$22.76	$19.80	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85
Number of accumulation units outstanding at end of period	51,667	59,540	61,852	69,794	73,436	80,326	82,998	89,709	102,003	107,585
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period	$10.08	$10.11								
Value at end of period	$10.20	$10.08								
Number of accumulation units outstanding at end of period	4,069	3,404								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.12	$10.02	$10.15	$9.71	$9.62					
Value at end of period	$10.31	$10.12	$10.02	$10.15	$9.71					
Number of accumulation units outstanding at end of period	44,372	31,871	22,804	15,991	1,855					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.65	$16.26	$16.56	$15.21	$11.16	$10.20	$10.65	$8.80	$6.84	$11.33
Value at end of period	$20.64	$17.65	$16.26	$16.56	$15.21	$11.16	$10.20	$10.65	$8.80	$6.84
Number of accumulation units outstanding at end of period	13,805	13,708	16,871	13,702	11,664	10,909	18,964	8,515	6,537	3,662

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$65.97	$62.49	$73.63	$78.32	$73.19	$61.33	$75.82	$60.46	$33.69	$65.63
Value at end of period	$87.80	$65.97	$62.49	$73.63	$78.32	$73.19	$61.33	$75.82	$60.46	$33.69
Number of accumulation units outstanding at end of period	45,805	49,592	54,737	57,990	55,761	55,514	54,437	52,253	47,303	44,277
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$32.49	$32.87	$32.02	$31.70	$25.21	$21.05	$23.25	$20.30	$14.70	$24.89
Value at end of period	$43.86	$32.49	$32.87	$32.02	$31.70	$25.21	$21.05	$23.25	$20.30	$14.70
Number of accumulation units outstanding at end of period	1	1	1	1	87	87	87	87	152	136
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.72	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99
Value at end of period	$27.87	$24.72	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98
Number of accumulation units outstanding at end of period	24,679	23,038	26,720	29,925	22,590	18,943	18,228	18,528	15,116	9,411
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.78	$15.10	$15.37	$14.41	$12.54	$11.41	$11.77	$10.65	$8.89	$12.99
Value at end of period	$17.63	$15.78	$15.10	$15.37	$14.41	$12.54	$11.41	$11.77	$10.65	$8.89
Number of accumulation units outstanding at end of period	24,811	26,736	29,985	31,386	32,085	37,824	64,250	67,368	69,765	59,920
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.61	$14.06	$14.64	$14.38	$16.03	$14.93	$13.54	$12.68	$10.85	$11.82
Value at end of period	$14.95	$14.61	$14.06	$14.64	$14.38	$16.03	$14.93	$13.54	$12.68	$10.85
Number of accumulation units outstanding at end of period	120,211	131,273	138,852	159,994	178,958	217,087	187,329	130,782	117,674	80,142
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.43	$16.34	$17.22	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00
Value at end of period	$19.52	$18.43	$16.34	$17.22	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66
Number of accumulation units outstanding at end of period	20,532	19,554	33,641	34,279	35,351	35,756	47,463	37,919	36,257	26,322
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.91	$9.91	$9.98							
Value at end of period	$10.09	$9.91	$9.91							
Number of accumulation units outstanding at end of period	24,719	25,253	3,544							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.70	$19.73	$20.87	$20.80	$20.61	$18.02	$18.69	$16.79	$14.31	$13.63
Value at end of period	$20.92	$20.70	$19.73	$20.87	$20.80	$20.61	$18.02	$18.69	$16.79	$14.31
Number of accumulation units outstanding at end of period	153,401	157,919	172,523	194,108	196,923	207,345	196,714	164,242	135,707	109,146
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$10.35	$10.29								
Value at end of period	$12.69	$10.35								
Number of accumulation units outstanding at end of period	749	541								
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$3.44	$2.38	$3.29	$3.64	$7.58	$8.73	$9.89			
Value at end of period	$3.73	$3.44	$2.38	$3.29	$3.64	$7.58	$8.73			
Number of accumulation units outstanding at end of period	118,684	77,429	71,727	57,194	29,566	21,368	10,509			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$26.69	$25.06	$25.86	$24.65	$21.39	$19.06	$19.56	$17.35	$14.74	$20.75
Value at end of period	$30.24	$26.69	$25.06	$25.86	$24.65	$21.39	$19.06	$19.56	$17.35	$14.74
Number of accumulation units outstanding at end of period	50,670	47,947	63,588	68,444	66,214	65,399	59,511	63,310	66,784	88,950
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$10.61	$9.61	$9.98							
Value at end of period	$12.51	$10.61	$9.61							
Number of accumulation units outstanding at end of period	8,471	4,379	2,452							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.56	$12.92	$13.67	$13.78	$14.54	$13.64	$13.32	$11.64	$9.70	$11.62
Value at end of period	$14.69	$13.56	$12.92	$13.67	$13.78	$14.54	$13.64	$13.32	$11.64	$9.70
Number of accumulation units outstanding at end of period	81,783	81,797	90,369	108,714	119,317	147,611	154,365	167,785	166,621	168,466
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.77	$9.33	$10.01							
Value at end of period	$11.94	$9.77	$9.33							
Number of accumulation units outstanding at end of period	115,310	131,909	149,969							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$10.21	$9.68	$10.14	$10.35						
Value at end of period	$11.60	$10.21	$9.68	$10.14						
Number of accumulation units outstanding at end of period	8,981	7,881	4,971	4,039						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$11.14	$11.10	$11.06	$10.68	$11.01	$10.84	$10.22	$10.15		
Value at end of period	$11.17	$11.14	$11.10	$11.06	$10.68	$11.01	$10.84	$10.22		
Number of accumulation units outstanding at end of period	1,532	3,066	1,911	3,400	1,266	692	519	346		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.58	$12.72	$12.88	$13.04	$13.20	$13.36	$13.53	$13.66	$13.79	$13.60
Value at end of period	$12.50	$12.58	$12.72	$12.88	$13.04	$13.20	$13.36	$13.53	$13.66	$13.79
Number of accumulation units outstanding at end of period	223,920	291,258	311,578	314,016	388,407	417,826	391,866	453,148	570,885	813,394
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$25.76	$23.76	$24.41	$22.33	$17.30	$15.13	$15.36	$13.63	$10.60	$17.20
Value at end of period	$30.62	$25.76	$23.76	$24.41	$22.33	$17.30	$15.13	$15.36	$13.63	$10.60
Number of accumulation units outstanding at end of period	77,694	81,713	92,536	100,439	107,086	92,943	105,339	113,419	67,546	95,114
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.34	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46
Value at end of period	$20.29	$19.34	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77
Number of accumulation units outstanding at end of period	45,644	48,943	43,580	50,734	48,581	45,148	31,249	27,142	18,088	11,336
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$34.34	$31.53	$31.66	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65
Value at end of period	$42.27	$34.34	$31.53	$31.66	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04
Number of accumulation units outstanding at end of period	82,105	83,733	98,105	99,925	107,379	110,542	119,042	134,963	136,322	147,669
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.42	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23
Value at end of period	$46.46	$41.42	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32
Number of accumulation units outstanding at end of period	100,321	103,122	107,087	110,420	115,752	122,639	131,858	139,393	147,186	151,967
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26
Value at end of period	$33.24	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67
Number of accumulation units outstanding at end of period	73,649	75,174	73,824	73,506	77,875	76,353	78,983	83,009	88,723	94,434
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$16.53	$15.52	$16.02	$15.25	$12.44	$10.87	$12.07			
Value at end of period	$19.70	$16.53	$15.52	$16.02	$15.25	$12.44	$10.87			
Number of accumulation units outstanding at end of period	6,490	5,509	4,389	4,924	2,169	829	723			
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.95	$22.27	$22.42	$21.28	$21.57	$19.97	$18.80	$17.33	$15.73	$17.41
Value at end of period	$23.81	$22.95	$22.27	$22.42	$21.28	$21.57	$19.97	$18.80	$17.33	$15.73
Number of accumulation units outstanding at end of period	208,553	210,670	220,075	83,568	87,381	120,418	118,941	109,356	111,203	121,609

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.92	$9.13
Value at end of period	$10.84	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.92
Number of accumulation units outstanding at end of period	43,659	58,032	61,322	50,307	45,257	41,769	35,819	31,798	26,079	180
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30	$10.31			
Value at end of period	$24.08	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30			
Number of accumulation units outstanding at end of period	142,896	151,103	166,858	180,267	59,457	45,185	36,334			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11
Value at end of period	$15.97	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29
Number of accumulation units outstanding at end of period	335,695	374,025	429,202	467,517	346,534	285,218	334,634	135,255	142,095	156,353
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.79	$25.28	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81
Value at end of period	$33.09	$26.79	$25.28	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12
Number of accumulation units outstanding at end of period	115,710	68,389	65,922	61,703	66,637	39,304	29,237	16,151	10,461	9,681
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$11.71									
Value at end of period	$13.56									
Number of accumulation units outstanding at end of period	662									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.41	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23
Value at end of period	$19.72	$16.41	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26
Number of accumulation units outstanding at end of period	9,796	13,101	13,972	14,806	16,594	16,055	18,317	18,269	18,748	14,630
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.46	$25.14	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54	$10.70	
Value at end of period	$34.31	$26.46	$25.14	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54	
Number of accumulation units outstanding at end of period	39,077	36,147	26,462	18,058	10,892	8,404	9,307	7,138	4,441	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$16.66	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63	$9.13
Value at end of period	$20.17	$16.66	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63
Number of accumulation units outstanding at end of period	72,545	60,327	64,454	59,801	47,465	47,549	37,559	23,176	15,941	34
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.99	$20.19	$21.24	$19.17	$14.76	$12.89	$12.98	$11.83	$10.05	
Value at end of period	$25.70	$22.99	$20.19	$21.24	$19.17	$14.76	$12.89	$12.98	$11.83	
Number of accumulation units outstanding at end of period	32,353	27,354	25,012	17,201	8,839	3,668	4,603	3,886	1,766	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.52	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82	$11.40	
Value at end of period	$32.57	$26.52	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82	
Number of accumulation units outstanding at end of period	11,581	11,076	10,949	8,242	8,011	6,692	7,338	7,189	4,414	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.98	$16.05	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.91	$9.42
Value at end of period	$20.94	$17.98	$16.05	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.91
Number of accumulation units outstanding at end of period	77,673	61,393	50,170	34,819	18,915	14,437	8,058	5,589	3,691	116
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.88	$15.79	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$6.95	$9.59
Value at end of period	$21.31	$18.88	$15.79	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$6.95
Number of accumulation units outstanding at end of period	55,961	52,869	39,832	31,574	19,433	14,777	10,079	7,893	2,901	292

CFI 234

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88	$57.64
Value at end of period	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88	$57.64	$63.35
Number of accumulation units outstanding at end of period	25,923	24,312	28,457	28,632	26,500	22,455	22,352	22,908	21,312	21,320
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.66	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79	$18.81
Value at end of period	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79	$18.81	$22.05
Number of accumulation units outstanding at end of period	15,178	10,305	17,755	22,478	28,427	37,621	35,302	42,472	47,060	56,044
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.53	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48	$15.14
Value at end of period	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48	$15.14	$17.24
Number of accumulation units outstanding at end of period	45,543	82,789	114,025	145,304	178,590	209,106	221,389	235,782	241,476	233,369
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.97	$8.07	$10.23	$11.57	$10.90	$12.39	$14.73	$15.37	$15.10	$15.85
Value at end of period	$8.07	$10.23	$11.57	$10.90	$12.39	$14.73	$15.37	$15.10	$15.85	$18.69
Number of accumulation units outstanding at end of period	63,053	92,869	132,025	172,584	176,562	208,335	241,969	261,921	265,870	260,338
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.38	$7.95	$10.19	$11.59	$10.86	$12.38	$15.10	$15.82	$15.47	$16.26
Value at end of period	$7.95	$10.19	$11.59	$10.86	$12.38	$15.10	$15.82	$15.47	$16.26	$19.47
Number of accumulation units outstanding at end of period	40,658	71,842	99,551	118,505	124,998	143,801	173,133	180,872	170,372	164,493
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$9.78	$11.52	$10.80	$12.32	$15.03	$15.77	$15.44	$16.23
Value at end of period			$11.52	$10.80	$12.32	$15.03	$15.77	$15.44	$16.23	$19.50
Number of accumulation units outstanding at end of period			50	1,245	6,407	14,250	21,192	30,892	42,024	46,575
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$6.90	$6.91	$8.49	$9.45	$9.10	$10.22	$11.68	$12.26	$12.05	$12.66
Value at end of period	$6.91	$8.49	$9.45	$9.10	$10.22	$11.68	$12.26	$12.05	$12.66	$14.34
Number of accumulation units outstanding at end of period	178	3,939	9,901	19,241	29,428	43,355	51,491	81,818	69,648	79,851
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.35	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72	$14.15
Value at end of period	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72	$14.15	$15.28
Number of accumulation units outstanding at end of period	5,442	10,308	13,258	14,661	19,183	18,648	35,949	167,541	147,851	117,007
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$7.44	$7.64	$9.07	$9.96	$9.77	$10.81	$11.69	$12.19	$11.99	$12.54
Value at end of period	$7.64	$9.07	$9.96	$9.77	$10.81	$11.69	$12.19	$11.99	$12.54	$13.66
Number of accumulation units outstanding at end of period	4,030	1,563	4,370	10,056	15,579	22,890	33,535	44,672	45,184	47,438
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.79	$13.43	$15.63	$17.14	$17.23	$19.12	$21.16	$22.29	$21.96	$22.93
Value at end of period	$13.43	$15.63	$17.14	$17.23	$19.12	$21.16	$22.29	$21.96	$22.93	$25.03
Number of accumulation units outstanding at end of period	22,604	34,080	36,531	42,429	47,738	40,820	42,343	42,151	39,321	48,794
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.02	$12.01	$14.85	$16.58	$15.90	$18.06	$21.83	$22.97	$22.42	$23.67
Value at end of period	$12.01	$14.85	$16.58	$15.90	$18.06	$21.83	$22.97	$22.42	$23.67	$27.56
Number of accumulation units outstanding at end of period	43,263	50,097	53,891	51,877	55,168	60,057	61,767	59,930	57,522	60,207
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.18	$12.48	$15.02	$16.61	$16.31	$18.30	$21.07	$22.20	$21.80	$22.96
Value at end of period	$12.48	$15.02	$16.61	$16.31	$18.30	$21.07	$22.20	$21.80	$22.96	$25.96
Number of accumulation units outstanding at end of period	47,688	71,490	83,734	86,534	91,668	100,466	113,567	116,830	117,826	119,662
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.86	$10.19	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06	$12.19
Value at end of period	$10.19	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06	$12.19	$12.42
Number of accumulation units outstanding at end of period	2,233	9,615	11,090	24,759	24,570	28,138	29,779	32,741	39,089	46,753

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$21.77	$19.74	$19.77	$17.66	$13.54	$11.84	$12.24			
Value at end of period	$26.11	$21.77	$19.74	$19.77	$17.66	$13.54	$11.84			
Number of accumulation units outstanding at end of period	73,337	61,385	43,588	1,633	142	85	85			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.27	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09
Value at end of period	$36.51	$33.27	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94
Number of accumulation units outstanding at end of period	34,217	26,563	25,033	26,975	29,197	27,313	26,404	22,984	17,480	15,366
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.12	$27.99	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29
Value at end of period	$36.87	$29.12	$27.99	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61
Number of accumulation units outstanding at end of period	32,055	37,127	40,463	46,657	48,533	43,191	47,651	51,943	56,618	53,816
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.30	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74
Value at end of period	$14.55	$13.30	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70
Number of accumulation units outstanding at end of period	42,320	49,935	52,614	55,869	59,591	54,697	42,045	42,679	46,291	41,246
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.18	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99
Value at end of period	$17.84	$17.18	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07
Number of accumulation units outstanding at end of period	81,850	87,112	90,509	93,414	88,707	82,370	70,155	60,270	48,613	36,902
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.56	$28.54	$28.06	$25.19	$18.93	$17.07	$18.14	$16.39	$12.61	$21.01
Value at end of period	$36.69	$30.56	$28.54	$28.06	$25.19	$18.93	$17.07	$18.14	$16.39	$12.61
Number of accumulation units outstanding at end of period	12,181	14,483	15,447	19,284	21,196	18,854	18,604	18,506	16,216	15,210
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.02	$15.67	$15.21	$11.00	$9.76	$10.15	$8.21	$6.66	$10.23
Value at end of period	$20.11	$18.35	$15.02	$15.67	$15.21	$11.00	$9.76	$10.15	$8.21	$6.66
Number of accumulation units outstanding at end of period	7,969	9,999	12,932	9,125	12,428	10,981	15,019	9,512	6,389	3,523
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.04	$18.94	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84
Value at end of period	$25.61	$22.04	$18.94	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68
Number of accumulation units outstanding at end of period	48,750	52,917	63,713	67,532	62,388	59,972	60,979	60,864	66,761	71,895
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.37	$17.89	$18.49	$17.19	$13.93	$12.50	$12.80	$11.54	$9.52	$12.58
Value at end of period	$22.31	$20.37	$17.89	$18.49	$17.19	$13.93	$12.50	$12.80	$11.54	$9.52
Number of accumulation units outstanding at end of period	221,761	261,409	272,299	295,606	230,776	239,207	261,317	277,623	290,160	298,358
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.82	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82
Value at end of period	$23.41	$20.82	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58
Number of accumulation units outstanding at end of period	43,256	42,014	42,957	41,599	40,188	34,875	34,068	36,634	28,169	22,145
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58
Value at end of period	$27.48	$19.46	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83
Number of accumulation units outstanding at end of period	40,815	37,340	34,873	38,129	41,276	40,964	34,444	35,795	27,745	32,316
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.21	$29.32	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47
Value at end of period	$37.30	$33.21	$29.32	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56
Number of accumulation units outstanding at end of period	34,186	36,529	39,227	33,885	36,442	27,054	22,150	22,079	19,312	20,976
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.34	$21.94	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74	$12.63
Value at end of period	$30.06	$26.34	$21.94	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74
Number of accumulation units outstanding at end of period	35,958	35,304	37,925	34,663	34,145	14,581	11,506	8,684	6,436	5,553

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.86	$8.76	$12.08	$13.84	$12.56	$15.09	$18.95	$19.15	$19.69	$19.49
Value at end of period	$8.76	$12.08	$13.84	$12.56	$15.09	$18.95	$19.15	$19.69	$19.49	$26.27
Number of accumulation units outstanding at end of period	423,529	363,926	335,042	303,720	283,041	269,845	254,922	230,045	206,359	192,835
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.08	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72
Value at end of period	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72	$20.90
Number of accumulation units outstanding at end of period	12,276	15,217	21,465	26,093	35,220	46,848	68,605	59,670	57,245	62,902
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05
Value at end of period	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05	$26.20
Number of accumulation units outstanding at end of period	373,017	454,755	548,217	644,695	682,915	771,875	878,851	996,126	1,067,506	1,038,443
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.80	$7.75	$11.20	$14.22	$13.52	$15.51	$20.70	$22.86	$23.03	$24.44
Value at end of period	$7.75	$11.20	$14.22	$13.52	$15.51	$20.70	$22.86	$23.03	$24.44	$30.12
Number of accumulation units outstanding at end of period	167,991	151,794	130,542	120,706	118,545	118,242	115,452	98,672	78,953	74,807
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.02	$11.45	$14.13	$16.04	$15.70	$18.17	$23.29	$24.71	$22.72	$26.65
Value at end of period	$11.45	$14.13	$16.04	$15.70	$18.17	$23.29	$24.71	$22.72	$26.65	$30.59
Number of accumulation units outstanding at end of period	59,043	69,003	74,363	81,506	79,038	86,206	95,534	97,658	86,253	90,738
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.96	$13.67	$19.31	$22.28	$21.77	$25.56	$35.15	$37.73	$41.29	$41.40
Value at end of period	$13.67	$19.31	$22.28	$21.77	$25.56	$35.15	$37.73	$41.29	$41.40	$54.61
Number of accumulation units outstanding at end of period	85,842	80,998	82,769	71,920	71,056	74,112	77,965	79,813	74,340	77,061
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12	$15.21
Value at end of period	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12	$15.21	$19.21
Number of accumulation units outstanding at end of period	9,615	8,557	9,137	10,501	10,365	11,831	11,852	13,274	13,096	11,713
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41	$9.47
Value at end of period	$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41	$9.47	$11.44
Number of accumulation units outstanding at end of period	45,957	47,069	50,771	54,273	96,108	93,740	94,458	84,616	81,646	74,820
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.18	$6.66	$8.70	$9.26	$8.63	$10.37	$13.38	$12.85	$11.73	$12.84
Value at end of period	$6.66	$8.70	$9.26	$8.63	$10.37	$13.38	$12.85	$11.73	$12.84	$15.00
Number of accumulation units outstanding at end of period	7,233	11,210	12,694	13,647	15,790	18,538	20,164	17,757	18,255	19,001
WANGER INTERNATIONAL										
Value at beginning of period	$10.48	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73	$11.42
Value at end of period	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73	$11.42	$14.99
Number of accumulation units outstanding at end of period	8,775	20,191	37,897	44,886	50,629	57,475	67,269	66,157	66,938	63,219
WANGER SELECT										
Value at beginning of period	$15.90	$8.00	$13.12	$16.40	$13.34	$15.60	$20.74	$21.12	$20.91	$23.41
Value at end of period	$8.00	$13.12	$16.40	$13.34	$15.60	$20.74	$21.12	$20.91	$23.41	$29.29
Number of accumulation units outstanding at end of period	44,494	47,807	54,436	53,318	49,976	50,489	53,916	51,883	51,665	50,307
WANGER USA										
Value at beginning of period	$14.10	$8.40	$11.80	$14.37	$13.70	$16.23	$21.44	$22.19	$21.78	$24.45
Value at end of period	$8.40	$11.80	$14.37	$13.70	$16.23	$21.44	$22.19	$21.78	$24.45	$28.88
Number of accumulation units outstanding at end of period	32,657	36,277	40,101	42,097	40,477	40,756	38,955	38,102	34,506	36,211

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$11.55	$10.95								
Value at end of period	$13.73	$11.55								
Number of accumulation units outstanding at end of period	469	5,800								
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$42.44	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59
Value at end of period	$46.55	$42.44	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55
Number of accumulation units outstanding at end of period	16,909	18,381	20,923	23,874	25,299	29,085	31,687	35,529	35,143	38,157

TABLE 29

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.81	$20.67	$20.44	$19.76	$14.86	$13.10	$14.43			
Value at end of period	$26.18	$20.81	$20.67	$20.44	$19.76	$14.86	$13.10			
Number of accumulation units outstanding at end of period	0	0	737	680	599	509	19			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$16.60	$15.63	$15.90	$14.12	$11.65	$10.61	$9.71			
Value at end of period	$21.13	$16.60	$15.63	$15.90	$14.12	$11.65	$10.61			
Number of accumulation units outstanding at end of period	138	0	163	1,979	1,673	1,177	680			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$16.98	$15.73	$16.41	$15.23	$11.89	$11.43				
Value at end of period	$20.39	$16.98	$15.73	$16.41	$15.23	$11.89				
Number of accumulation units outstanding at end of period	416	0	0	0	81	82				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$11.87	$11.48	$11.89	$11.73	$13.08	$12.42	$10.89			
Value at end of period	$12.08	$11.87	$11.48	$11.89	$11.73	$13.08	$12.42			
Number of accumulation units outstanding at end of period	0	0	0	301	426	432	154			
AMERICAN FUNDS® – FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$15.97	$14.38	$14.10	$13.11	$10.11	$8.74	$9.03	$8.02	$5.75	
Value at end of period	$19.43	$15.97	$14.38	$14.10	$13.11	$10.11	$8.74	$9.03	$8.02	
Number of accumulation units outstanding at end of period	2,560	261	35	26	19	0	0	0	41	
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$11.60	$11.43	$11.56	$11.32						
Value at end of period	$11.82	$11.60	$11.43	$11.56						
Number of accumulation units outstanding at end of period	118	0	0	2						
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.91	$21.40	$20.58	$19.09	$14.45	$12.14	$12.93	$11.67	$8.78	$14.61
Value at end of period	$28.51	$22.91	$21.40	$20.58	$19.09	$14.45	$12.14	$12.93	$11.67	$8.78
Number of accumulation units outstanding at end of period	4,592	2,948	5,689	6,982	10,200	9,296	6,331	1,380	7,274	3,386

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® – WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.19	$8.70	$10.22	$11.43	$12.08	$13.41	$17.45	$19.14	$18.85	$21.10
Value at end of period	$8.70	$10.22	$11.43	$12.08	$13.41	$17.45	$19.14	$18.85	$21.10	$25.01
Number of accumulation units outstanding at end of period	0	5	123	1,015	1,245	1,251	687	498	326	312
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2013)										
Value at beginning of period						$16.51	$17.71	$19.18	$16.97	$20.78
Value at end of period						$17.71	$19.18	$16.97	$20.78	$22.87
Number of accumulation units outstanding at end of period						14	19	26	226	68
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2013)										
Value at beginning of period						$13.34	$17.12	$18.75	$17.75	$20.25
Value at end of period						$17.12	$18.75	$17.75	$20.25	$23.16
Number of accumulation units outstanding at end of period						2	6	6	10	0
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during August 2017)										
Value at beginning of period										$10.91
Value at end of period										$11.49
Number of accumulation units outstanding at end of period										134
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period				$16.89	$15.33	$17.13	$22.54	$23.67	$21.75	$26.26
Value at end of period				$15.33	$17.13	$22.54	$23.67	$21.75	$26.26	$28.14
Number of accumulation units outstanding at end of period				55	93	120	149	0	0	0
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.88	$12.12	$14.99	$16.59	$17.12	$18.68	$21.75	$23.54	$22.72	$24.19
Value at end of period	$12.12	$14.99	$16.59	$17.12	$18.68	$21.75	$23.54	$22.72	$24.19	$26.74
Number of accumulation units outstanding at end of period	246	0	10	2,330	2,644	2,776	2,587	1,832	1,466	0
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during December 2009)										
Value at beginning of period		$7.83	$7.75	$8.90	$8.34	$9.46	$12.22	$13.48	$13.01	$14.74
Value at end of period		$7.75	$8.90	$8.34	$9.46	$12.22	$13.48	$13.01	$14.74	$16.97
Number of accumulation units outstanding at end of period		7	200	370	467	513	548	547	547	667
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2013)										
Value at beginning of period						$13.58	$13.95	$15.42	$14.44	$16.24
Value at end of period						$13.95	$15.42	$14.44	$16.24	$18.17
Number of accumulation units outstanding at end of period						0	3	0	0	0
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.00	$18.72	$25.08	$29.02	$27.92	$32.09	$41.58	$45.95	$45.66	$48.68
Value at end of period	$18.72	$25.08	$29.02	$27.92	$32.09	$41.58	$45.95	$45.66	$48.68	$58.56
Number of accumulation units outstanding at end of period	7,532	3,320	7,206	15,130	16,781	19,029	10,954	9,684	10,494	5,199
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.86	$12.94	$16.63	$18.91	$18.84	$21.82	$27.60	$29.62	$28.08	$32.71
Value at end of period	$12.94	$16.63	$18.91	$18.84	$21.82	$27.60	$29.62	$28.08	$32.71	$36.45
Number of accumulation units outstanding at end of period	9,766	8,916	14,649	15,243	16,786	15,361	4,592	246	75	121
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.42	$11.17	$14.15	$17.34	$17.15	$19.42	$26.13	$28.71	$30.37	$30.22
Value at end of period	$11.17	$14.15	$17.34	$17.15	$19.42	$26.13	$28.71	$30.37	$30.22	$40.31
Number of accumulation units outstanding at end of period	10,510	7,923	10,045	9,552	11,301	12,017	4,428	3,909	2,117	1,693

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.60	$12.53	$15.65	$17.48	$14.29	$17.03	$21.93	$19.90	$20.35	$19.07
Value at end of period	$12.53	$15.65	$17.48	$14.29	$17.03	$21.93	$19.90	$20.35	$19.07	$24.53
Number of accumulation units outstanding at end of period	2,713	1,735	2,321	2,034	914	1,514	1,051	219	219	219
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.54	$11.60	$14.78	$18.71	$17.78	$20.77	$27.94	$27.73	$25.35	$32.58
Value at end of period	$11.60	$14.78	$18.71	$17.78	$20.77	$27.94	$27.73	$25.35	$32.58	$35.59
Number of accumulation units outstanding at end of period	1,663	1,892	2,311	3,289	3,489	3,352	1,519	267	282	280
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.15	$35.91	$49.67	$53.17	$55.11	$55.63
Value at end of period					$35.91	$49.67	$53.17	$55.11	$55.63	$69.93
Number of accumulation units outstanding at end of period					1,074	1,176	744	708	715	0
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.58	$7.30	$9.24	$9.99	$9.86	$11.08	$14.14	$15.09	$14.04	$15.28
Value at end of period	$7.30	$9.24	$9.99	$9.86	$11.08	$14.14	$15.09	$14.04	$15.28	$17.07
Number of accumulation units outstanding at end of period	3,168	2,650	3,478	1,597	3,160	2,286	2,066	1,845	0	0
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.73	$8.82	$11.02	$13.65	$12.93	$14.62	$18.81	$20.70	$19.66	$22.59
Value at end of period	$8.82	$11.02	$13.65	$12.93	$14.62	$18.81	$20.70	$19.66	$22.59	$23.82
Number of accumulation units outstanding at end of period	2,106	1,318	1,792	6,669	6,553	6,613	2,921	765	719	660
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.32	$6.83	$8.79	$10.63	$10.17	$11.12	$15.15	$16.49	$16.19	$17.56
Value at end of period	$6.83	$8.79	$10.63	$10.17	$11.12	$15.15	$16.49	$16.19	$17.56	$20.52
Number of accumulation units outstanding at end of period	18	60	0	79	78	78	0	53	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$65.39	$33.54	$60.17	$75.43	$60.98	$72.74	$77.80	$73.10	$62.01	$65.43
Value at end of period	$33.54	$60.17	$75.43	$60.98	$72.74	$77.80	$73.10	$62.01	$65.43	$87.04
Number of accumulation units outstanding at end of period	656	1,892	410	1,428	1,903	1,798	1,294	636	566	831
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$12.97	$7.96	$10.78	$13.13	$12.68	$14.76	$20.55	$22.70	$21.09	$24.58
Value at end of period	$7.96	$10.78	$13.13	$12.68	$14.76	$20.55	$22.70	$21.09	$24.58	$27.69
Number of accumulation units outstanding at end of period	0	44	646	661	924	969	339	371	180	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.94	$8.85	$10.60	$11.71	$11.35	$12.46	$14.31	$15.26	$14.98	$15.65
Value at end of period	$8.85	$10.60	$11.71	$11.35	$12.46	$14.31	$15.26	$14.98	$15.65	$17.48
Number of accumulation units outstanding at end of period	944	3,008	991	3,223	3,895	4,704	3,713	2,947	3,202	204
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.80	$10.82	$12.64	$13.49	$14.87	$15.96	$14.31	$14.56	$13.98	$14.52
Value at end of period	$10.82	$12.64	$13.49	$14.87	$15.96	$14.31	$14.56	$13.98	$14.52	$14.85
Number of accumulation units outstanding at end of period	282	5,515	702	6,030	6,321	7,766	8,168	8,356	8,733	11,095
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.98	$7.64	$12.10	$14.10	$13.68	$15.68	$17.34	$17.13	$16.24	$18.31
Value at end of period	$7.64	$12.10	$14.10	$13.68	$15.68	$17.34	$17.13	$16.24	$18.31	$19.39
Number of accumulation units outstanding at end of period	0	0	517	877	983	1,063	628	711	818	374
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.60	$14.27	$16.24	$18.62	$17.95	$20.52	$20.70	$20.76	$19.62	$20.57
Value at end of period	$14.27	$16.74	$18.62	$17.95	$20.52	$20.70	$20.76	$19.62	$20.57	$20.78
Number of accumulation units outstanding at end of period	0	0	80	3,550	4,085	5,268	5,415	4,577	4,966	4,291

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during December 2013)										
Value at beginning of period						$3.52	$3.63	$3.28	$2.38	$3.43
Value at end of period						$3.63	$3.28	$2.38	$3.43	$3.71
Number of accumulation units outstanding at end of period						1	7	0	0	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.63	$14.64	$17.23	$19.41	$18.91	$21.21	$24.44	$25.62	$24.82	$26.41
Value at end of period	$14.64	$17.23	$19.41	$18.91	$21.21	$24.44	$25.62	$24.82	$26.41	$29.91
Number of accumulation units outstanding at end of period	4,493	2,748	3,093	2,779	2,799	2,929	506	98	98	98
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period									$9.91	$10.61
Value at end of period									$10.61	$12.50
Number of accumulation units outstanding at end of period									27	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.60	$9.68	$11.61	$13.28	$13.60	$14.48	$13.72	$13.60	$12.85	$13.48
Value at end of period	$9.68	$11.61	$13.28	$13.60	$14.48	$13.72	$13.60	$12.85	$13.48	$14.59
Number of accumulation units outstanding at end of period	15,655	9,467	9,758	5,490	5,351	5,515	2,030	378	105	859
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.01	$9.32	$9.76
Value at end of period								$9.32	$9.76	$11.92
Number of accumulation units outstanding at end of period								1,335	1,457	490
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.52	$13.70	$13.57	$13.43	$13.26	$13.09	$12.92	$12.76	$12.59	$12.45
Value at end of period	$13.70	$13.57	$13.43	$13.26	$13.09	$12.92	$12.76	$12.59	$12.45	$12.37
Number of accumulation units outstanding at end of period	8,506	10,290	12,030	9,835	9,869	9,989	4,303	1,612	1,383	2,062
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.11	$10.53	$13.54	$15.25	$15.01	$17.16	$22.13	$24.18	$23.53	$25.50
Value at end of period	$10.53	$13.54	$15.25	$15.01	$17.16	$22.13	$24.18	$23.53	$25.50	$30.29
Number of accumulation units outstanding at end of period	6,473	1,109	8,806	8,005	8,328	12,768	9,703	6,950	5,307	5,052
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.44	$8.75	$12.90	$14.55	$15.00	$16.88	$17.60	$17.57	$17.00	$19.23
Value at end of period	$8.75	$12.90	$14.55	$15.00	$16.88	$17.60	$17.57	$17.00	$19.23	$20.16
Number of accumulation units outstanding at end of period	49	49	0	528	527	412	1,168	52	0	0
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.52	$13.96	$16.97	$19.09	$18.83	$21.27	$27.91	$31.37	$31.23	$33.99
Value at end of period	$13.96	$16.97	$19.09	$18.83	$21.27	$27.91	$31.37	$31.23	$33.99	$41.82
Number of accumulation units outstanding at end of period	6,249	790	3,774	5,723	4,827	4,716	3,034	873	541	469
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.12	$14.25	$18.52	$22.29	$21.75	$25.27	$33.56	$36.29	$35.18	$41.03
Value at end of period	$14.25	$18.52	$22.29	$21.75	$25.27	$33.56	$36.29	$35.18	$41.03	$46.00
Number of accumulation units outstanding at end of period	2,639	1,043	2,978	3,876	5,005	5,006	2,584	1,460	526	559
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.18	$10.61	$13.08	$15.86	$15.54	$17.23	$24.28	$25.27	$24.14	$30.34
Value at end of period	$10.61	$13.08	$15.86	$15.54	$17.23	$24.28	$25.27	$24.14	$30.34	$32.92
Number of accumulation units outstanding at end of period	1,358	419	828	1,350	1,015	1,548	1,224	479	479	479
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.30	$15.63	$17.22	$18.67	$19.81	$21.39	$21.09	$22.21	$22.05	$22.71
Value at end of period	$15.63	$17.22	$18.67	$19.81	$21.39	$21.09	$22.21	$22.05	$22.71	$23.55
Number of accumulation units outstanding at end of period	5,294	5,386	8,493	11,806	12,202	11,616	5,423	4,348	3,199	3,847

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$8.75	$8.79	$8.99	$9.68	$8.07	$6.89	$7.95	$7.47	$5.25	
Value at end of period	$10.79	$8.75	$8.79	$8.99	$9.68	$8.07	$6.89	$7.95	$7.47	
Number of accumulation units outstanding at end of period	744	0	43	74	218	213	100	0	10	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.74	$18.26	$17.39	$15.50	$11.99	$10.29	$10.31			
Value at end of period	$24.00	$18.74	$18.26	$17.39	$15.50	$11.99	$10.29			
Number of accumulation units outstanding at end of period	2,721	2,212	3,788	8,573	3,137	1,848	2,911			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.17	$12.60	$13.36	$12.30	$9.52	$8.41	$8.23	$6.98	$6.28	$9.11
Value at end of period	$15.88	$14.17	$12.60	$13.36	$12.30	$9.52	$8.41	$8.23	$6.98	$6.28
Number of accumulation units outstanding at end of period	6,756	6,828	7,618	28,886	38,261	21,022	19,098	5,924	4,380	7,697
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.58	$25.10	$25.30	$23.55	$18.08	$16.04	$16.33	$12.69	$9.09	$14.76
Value at end of period	$32.82	$26.58	$25.10	$25.30	$23.55	$18.08	$16.04	$16.33	$12.69	$9.09
Number of accumulation units outstanding at end of period	1,207	300	607	1,007	1,344	316	419	479	106	2,003
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.32	$15.19	$15.44	$13.57	$10.52	$9.65	$10.21	$8.91	$7.25	$11.22
Value at end of period	$19.61	$16.32	$15.19	$15.44	$13.57	$10.52	$9.65	$10.21	$8.91	$7.25
Number of accumulation units outstanding at end of period	22	0	0	0	0	0	0	14	57	23
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.36	$25.06	$23.60	$21.14	$16.22	$14.35	$13.95	$12.53	$10.70	
Value at end of period	$34.16	$26.36	$25.06	$23.60	$21.14	$16.22	$14.35	$13.95	$12.53	
Number of accumulation units outstanding at end of period	140	0	67	0	0	0	0	0	10	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.59	$15.15	$15.03	$13.48	$10.35	$9.07	$8.96	$8.09	$6.88	
Value at end of period	$20.07	$16.59	$15.15	$15.03	$13.48	$10.35	$9.07	$8.96	$8.09	
Number of accumulation units outstanding at end of period	2,395	101	8	77	3,396	1,138	1,054	1,025	191	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.90	$20.12	$21.18	$19.12	$14.74	$12.88	$12.97	$11.82	$10.05	
Value at end of period	$25.59	$22.90	$20.12	$21.18	$19.12	$14.74	$12.88	$12.97	$11.82	
Number of accumulation units outstanding at end of period	0	0	0	36	127	123	42	6	25	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.42	$25.05	$25.58	$23.33	$17.52	$15.37	$15.92	$12.81	$11.40	
Value at end of period	$32.43	$26.42	$25.05	$25.58	$23.33	$17.52	$15.37	$15.92	$12.81	
Number of accumulation units outstanding at end of period	0	0	0	57	107	96	85	60	60	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$17.90	$15.99	$16.67	$14.98	$11.31	$10.73				
Value at end of period	$20.84	$17.90	$15.99	$16.67	$14.98	$11.31				
Number of accumulation units outstanding at end of period	2,518	1,454	1,120	346	51	51				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$18.80	$15.73	$16.69	$16.54						
Value at end of period	$21.21	$18.80	$15.73	$16.69						
Number of accumulation units outstanding at end of period	1,922	1,108	1,018	289						

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$57.08	$46.45	$47.43	$45.10	$33.17	$29.34	$30.48	$24.83	$19.72	$28.97
Value at end of period	$62.70	$57.08	$46.45	$47.43	$45.10	$33.17	$29.34	$30.48	$24.83	$19.72
Number of accumulation units outstanding at end of period	447	418	535	1,046	1,945	1,490	1,779	2,258	1,182	2,733
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.66	$16.67	$17.05	$16.35	$11.91	$10.48	$10.52	$8.06	$6.23	$9.63
Value at end of period	$21.87	$18.66	$16.67	$17.05	$16.35	$11.91	$10.48	$10.52	$8.06	$6.23
Number of accumulation units outstanding at end of period	0	998	824	0	1,530	1,744	1,503	1,277	148	149
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.05	$14.40	$14.60	$14.01	$12.20	$10.90	$11.39	$10.14	$8.17	$12.52
Value at end of period	$17.13	$15.05	$14.40	$14.60	$14.01	$12.20	$10.90	$11.39	$10.14	$8.17
Number of accumulation units outstanding at end of period	2,235	2,006	8,686	10,047	11,335	14,452	8,429	2,810	959	2,997
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$15.02	$15.29	$14.66	$12.34	$10.86	$11.54	$10.20	$8.05	$12.95
Value at end of period	$18.58	$15.76	$15.02	$15.29	$14.66	$12.34	$10.86	$11.54	$10.20	$8.05
Number of accumulation units outstanding at end of period	1,138	607	518	1,578	3,696	3,789	4,411	3,650	2,120	1,997
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.16	$15.39	$15.74	$15.03	$12.33	$10.82	$11.56	$10.17	$7.93	$13.37
Value at end of period	$19.34	$16.16	$15.39	$15.74	$15.03	$12.33	$10.82	$11.56	$10.17	$7.93
Number of accumulation units outstanding at end of period	1,381	0	150	2,181	2,278	1,734	2,131	155	0	1,916
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$16.17	$15.39	$15.73	$15.00	$12.30	$10.79	$9.92			
Value at end of period	$19.42	$16.17	$15.39	$15.73	$15.00	$12.30	$10.79			
Number of accumulation units outstanding at end of period	61	369	688	367	346	286	75			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.07	$13.64	$13.81	$13.23	$12.53	$11.56	$11.67	$10.79	$9.33	$11.34
Value at end of period	$15.18	$14.07	$13.64	$13.81	$13.23	$12.53	$11.56	$11.67	$10.79	$9.33
Number of accumulation units outstanding at end of period	2,160	2,161	2,166	0	57	58	59	0	5	0
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$12.49	$11.95	$12.15	$11.66	$10.78	$10.32				
Value at end of period	$13.59	$12.49	$11.95	$12.15	$11.66	$10.78				
Number of accumulation units outstanding at end of period	133	0	0	0	270	270				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.69	$21.75	$22.08	$20.98	$18.96	$17.10	$17.02	$15.52	$13.34	$17.69
Value at end of period	$24.76	$22.69	$21.75	$22.08	$20.98	$18.96	$17.10	$17.02	$15.52	$13.34
Number of accumulation units outstanding at end of period	0	1,396	1,326	1,216	1,575	1,373	1,299	522	485	2,937
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.43	$22.20	$22.76	$21.63	$17.91	$15.78	$16.46	$14.75	$11.93	$18.91
Value at end of period	$27.26	$23.43	$22.20	$22.76	$21.63	$17.91	$15.78	$16.46	$14.75	$11.93
Number of accumulation units outstanding at end of period	93	0	0	63	46	47	58	50	57	81
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.73	$21.59	$22.00	$20.89	$18.15	$16.19	$16.49	$14.91	$12.40	$18.07
Value at end of period	$25.68	$22.73	$21.59	$22.00	$20.89	$18.15	$16.19	$16.49	$14.91	$12.40
Number of accumulation units outstanding at end of period	399	366	366	366	480	114	120	368	0	4,119
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$12.13	$12.01	$12.14	$11.63	$12.09	$12.01				
Value at end of period	$12.36	$12.13	$12.01	$12.14	$11.63	$12.09				
Number of accumulation units outstanding at end of period	33	0	0	27	79	68				

Condensed Financial Information (continued)

VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$33.03	$26.97	$27.81	$25.05	$19.32	$16.82	$17.60	$14.61	$10.91	$15.05
Value at end of period	$36.23	$33.03	$26.97	$27.81	$25.05	$19.32	$16.82	$17.60	$14.61	$10.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	34	28	0	0	180

VY® BARON GROWTH PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$28.90	$27.80	$29.65	$28.79	$21.01	$17.78	$17.63	$14.12	$10.58	$18.24
Value at end of period	$36.58	$28.90	$27.80	$29.65	$28.79	$21.01	$17.78	$17.63	$14.12	$10.58
Number of accumulation units outstanding at end of period	280	281	281	1,887	1,224	1,492	1,479	63	598	69

VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2010)

	2017	2016	2015	2014	2013	2012	2011	2010
Value at beginning of period	$13.25	$13.30	$13.67	$12.14	$11.83	$9.51	$10.15	$8.90
Value at end of period	$14.48	$13.25	$13.30	$13.67	$12.14	$11.83	$9.51	$10.15
Number of accumulation units outstanding at end of period	80	80	669	1,564	916	544	110	1

VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$17.09	$16.61	$16.34	$12.75	$12.65	$11.09	$10.26	$8.13	$6.06	$9.98
Value at end of period	$17.74	$17.09	$16.61	$16.34	$12.75	$12.65	$11.09	$10.26	$8.13	$6.06
Number of accumulation units outstanding at end of period	837	5	5	4	2,345	1,823	1,568	1,565	1,775	3,121

VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$30.32	$28.34	$27.88	$25.04	$18.82	$16.99	$18.05	$16.32	$12.56	$20.94
Value at end of period	$36.39	$30.32	$28.34	$27.88	$25.04	$18.82	$16.99	$18.05	$16.32	$12.56
Number of accumulation units outstanding at end of period	0	68	1,396	1,275	1,472	1,322	396	286	286	289

VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$18.26	$14.95	$15.61	$15.15	$10.97	$9.73	$10.13	$8.19	$6.65	$10.23
Value at end of period	$19.99	$18.26	$14.95	$15.61	$15.15	$10.97	$9.73	$10.13	$8.19	$6.65
Number of accumulation units outstanding at end of period	0	0	0	0	118	118	0	0	31	1

VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$21.88	$18.81	$20.27	$18.82	$14.12	$12.06	$12.47	$10.98	$8.65	$13.80
Value at end of period	$25.41	$21.88	$18.81	$20.27	$18.82	$14.12	$12.06	$12.47	$10.98	$8.65
Number of accumulation units outstanding at end of period	0	0	0	107	3,461	3,255	2,831	166	166	369

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$20.24	$17.79	$18.40	$17.11	$13.87	$12.46	$12.76	$11.51	$9.50	$12.57
Value at end of period	$22.16	$20.24	$17.79	$18.40	$17.11	$13.87	$12.46	$12.76	$11.51	$9.50
Number of accumulation units outstanding at end of period	6,786	8,866	13,735	17,582	18,228	18,973	17,601	16,294	12,773	16,213

VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$20.70	$17.48	$18.25	$16.79	$12.70	$11.23	$11.63	$10.47	$8.56	$12.80
Value at end of period	$23.27	$20.70	$17.48	$18.25	$16.79	$12.70	$11.23	$11.63	$10.47	$8.56
Number of accumulation units outstanding at end of period	1	0	0	0	154	154	154	154	1,319	156

VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$19.35	$17.35	$20.88	$20.96	$22.52	$19.16	$23.75	$20.00	$11.81	$24.55
Value at end of period	$27.31	$19.35	$17.35	$20.88	$20.96	$22.52	$19.16	$23.75	$20.00	$11.81
Number of accumulation units outstanding at end of period	660	0	579	1,052	766	584	115	0	82	352

VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)
(Funds were first received in this option during May 2011)

	2017	2016	2015	2014	2013	2012	2011
Value at beginning of period	$32.96	$29.12	$30.42	$26.80	$20.64	$17.42	$18.60
Value at end of period	$37.01	$32.96	$29.12	$30.42	$26.80	$20.64	$17.42
Number of accumulation units outstanding at end of period	0	76	528	1,259	788	577	158

VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$26.19	$21.82	$22.95	$21.46	$15.65	$13.35	$13.71	$10.96	$8.72	$9.60
Value at end of period	$29.87	$26.19	$21.82	$22.95	$21.46	$15.65	$13.35	$13.71	$10.96	$8.72
Number of accumulation units outstanding at end of period	0	0	34	30	26	35	0	0	0	454

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.37	$19.58	$19.05	$18.86	$15.03	$12.51	$13.80	$12.04	$8.74	$14.84
Value at end of period	$26.10	$19.37	$19.58	$19.05	$18.86	$15.03	$12.51	$13.80	$12.04	$8.74
Number of accumulation units outstanding at end of period	4,314	4,944	6,611	10,686	24,797	23,061	23,373	21,636	10,091	22,730
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.61	$17.38	$18.47	$18.64	$16.81	$14.66	$14.96	$12.73	$7.72	$11.08
Value at end of period	$20.78	$19.61	$17.38	$18.47	$18.64	$16.81	$14.66	$14.96	$12.73	$7.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	32	0
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.92	$21.49	$20.69	$18.69	$15.49	$13.71	$13.50	$11.99	$9.12	$12.74
Value at end of period	$26.04	$22.92	$21.49	$20.69	$18.69	$15.49	$13.71	$13.50	$11.99	$9.12
Number of accumulation units outstanding at end of period	17,062	14,059	11,833	9,696	13,496	12,827	10,890	870	452	2,670
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.29	$22.91	$22.75	$20.61	$15.44	$13.47	$14.18	$11.17	$7.73	$13.78
Value at end of period	$29.92	$24.29	$22.91	$22.75	$20.61	$15.44	$13.47	$14.18	$11.17	$7.73
Number of accumulation units outstanding at end of period	140	1,835	1,709	2,975	11,849	11,651	13,904	13,518	8,265	13,902
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.47	$22.58	$24.57	$23.16	$18.09	$15.63	$15.98	$14.08	$11.42	$17.98
Value at end of period	$30.37	$26.47	$22.58	$24.57	$23.16	$18.09	$15.63	$15.98	$14.08	$11.42
Number of accumulation units outstanding at end of period	0	47	64	84	458	465	369	339	361	41
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$40.97	$40.89	$37.38	$34.85	$25.35	$21.60	$22.12	$19.17	$13.59	$23.82
Value at end of period	$54.03	$40.97	$40.89	$37.38	$34.85	$25.35	$21.60	$22.12	$19.17	$13.59
Number of accumulation units outstanding at end of period	1,854	2,564	2,650	3,545	6,162	4,454	4,983	6,464	1,608	5,199
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.13	$15.04	$15.38	$15.75	$13.96	$11.91	$13.76	$12.25	$9.02	$18.10
Value at end of period	$19.09	$15.13	$15.04	$15.38	$15.75	$13.96	$11.91	$13.76	$12.25	$9.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	13	13	21	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.43	$9.38	$9.83	$10.66	$8.98	$7.65	$8.81	$8.19	$6.28	$10.20
Value at end of period	$11.38	$9.43	$9.38	$9.83	$10.66	$8.98	$7.65	$8.81	$8.19	$6.28
Number of accumulation units outstanding at end of period	832	831	1,214	3,957	10,488	11,982	3,087	1,767	836	2,080
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.78	$11.67	$12.79	$13.33	$10.34	$8.60	$9.24	$8.69	$6.65	$11.17
Value at end of period	$14.91	$12.78	$11.67	$12.79	$13.33	$10.34	$8.60	$9.24	$8.69	$6.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	5	0
WANGER INTERNATIONAL										
Value at beginning of period	$11.36	$11.68	$11.82	$12.53	$10.37	$8.64	$10.25	$8.32	$5.62	$5.62
Value at end of period	$14.91	$11.36	$11.68	$11.82	$12.53	$10.37	$8.64	$10.25	$8.32	$5.62
Number of accumulation units outstanding at end of period	43	0	0	2,288	721	55	40	0	8	1
WANGER SELECT										
Value at beginning of period	$23.26	$20.79	$21.01	$20.64	$15.53	$13.29	$16.35	$13.09	$7.98	$15.87
Value at end of period	$29.09	$23.26	$20.79	$21.01	$20.64	$15.53	$13.29	$16.35	$13.09	$7.98
Number of accumulation units outstanding at end of period	1,691	1,599	2,138	2,058	1,892	1,105	694	622	301	603
WANGER USA										
Value at beginning of period	$24.30	$21.65	$22.07	$21.34	$16.16	$13.64	$14.32	$11.76	$8.38	$14.07
Value at end of period	$28.68	$24.30	$21.65	$22.07	$21.34	$16.16	$13.64	$14.32	$11.76	$8.38
Number of accumulation units outstanding at end of period	3,362	3,248	3,197	3,118	8,087	8,421	6,703	1,169	543	489
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$42.09	$33.09	$35.12	$33.14	$24.31	$21.71	$22.48	$18.58	$14.49	$21.51
Value at end of period	$46.14	$42.09	$33.09	$35.12	$33.14	$24.31	$21.71	$22.48	$18.58	$14.49
Number of accumulation units outstanding at end of period	0	78	72	334	2,175	2,132	2,074	1,729	8,509	3,296

Condensed Financial Information (continued)

TABLE 30

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%

(Selected data for accumulation units outstanding throughout each period)

ALGER RESPONSIBLE INVESTING FUND (CLASS A)
(Funds were first received in this option during September 2011)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$20.73	$20.60	$20.38	$19.71	$14.83	$13.08	$12.03			
Value at end of period	$26.07	$20.73	$20.60	$20.38	$19.71	$14.83	$13.08			
Number of accumulation units outstanding at end of period	7	5	14	9	920	853	762			

AMANA GROWTH FUND (INVESTOR CLASS)
(Funds were first received in this option during September 2011)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$16.53	$15.57	$15.85	$14.09	$11.62	$10.59	$9.69			
Value at end of period	$21.04	$16.53	$15.57	$15.85	$14.09	$11.62	$10.59			
Number of accumulation units outstanding at end of period	74	32	0	13	256	73	495			

AMANA INCOME FUND (INVESTOR CLASS)
(Funds were first received in this option during June 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$16.91	$15.67	$16.35	$15.19	$11.87	$10.97	$10.91	$9.85	$8.61	
Value at end of period	$20.30	$16.91	$15.67	$16.35	$15.19	$11.87	$10.97	$10.91	$9.85	
Number of accumulation units outstanding at end of period	0	0	0	48	922	685	488	0	500	

AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)
(Funds were first received in this option during July 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$11.82	$11.44	$11.85	$11.70	$13.05	$12.40	$11.12	$10.69	$10.22	
Value at end of period	$12.02	$11.82	$11.44	$11.85	$11.70	$13.05	$12.40	$11.12	$10.69	
Number of accumulation units outstanding at end of period	128	105	82	293	734	0	0	0	598	

AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$15.90	$14.33	$14.05	$13.08	$10.08	$8.72	$9.02	$8.02	$6.09	$5.66
Value at end of period	$19.34	$15.90	$14.33	$14.05	$13.08	$10.08	$8.72	$9.02	$8.02	$6.09
Number of accumulation units outstanding at end of period	2,548	2,360	2,266	4,805	5,779	1,031	461	0	9	1

AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)
(Funds were first received in this option during September 2011)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$14.03	$13.44	$13.27	$13.21	$10.35	$8.60	$8.15			
Value at end of period	$17.55	$14.03	$13.44	$13.27	$13.21	$10.35	$8.60			
Number of accumulation units outstanding at end of period	0	0	0	266	2,036	1,614	1,372			

AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$11.55	$11.39	$11.52	$11.06	$11.44	$10.95	$10.42	$9.85	$8.69	$8.36
Value at end of period	$11.76	$11.55	$11.39	$11.52	$11.06	$11.44	$10.95	$10.42	$9.85	$8.69
Number of accumulation units outstanding at end of period	0	0	0	343	252	0	0	0	4	0

AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$22.76	$21.28	$20.47	$18.99	$14.39	$12.10	$12.89	$11.63	$8.76	$14.58
Value at end of period	$28.32	$22.76	$21.28	$20.47	$18.99	$14.39	$12.10	$12.89	$11.63	$8.76
Number of accumulation units outstanding at end of period	14,282	11,667	10,714	5,612	5,135	542	292	781	7,690	1,029

AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$20.96	$18.74	$19.04	$17.36	$13.35	$12.03	$11.39	$10.19	$8.68	$13.16
Value at end of period	$24.84	$20.96	$18.74	$19.04	$17.36	$13.35	$12.03	$11.39	$10.19	$8.68
Number of accumulation units outstanding at end of period	30	149	68	31	984	711	382	839	6,716	5,578

AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)
(Funds were first received in this option during April 2012)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$20.71	$16.92	$19.13	$17.67	$12.40	$11.70				
Value at end of period	$22.79	$20.71	$16.92	$19.13	$17.67	$12.40				
Number of accumulation units outstanding at end of period	15	12	17	13	488	215				

CFI 246

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2013)										
Value at beginning of period						$14.54	$17.09	$18.71	$17.70	$20.18
Value at end of period						$17.09	$18.71	$17.70	$20.18	$23.08
Number of accumulation units outstanding at end of period						2	5	9	0	0
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period		$7.57	$7.89	$8.24	$7.54	$9.33	$11.52	$11.26	$10.68	$9.52
Value at end of period		$7.89	$8.24	$7.54	$9.33	$11.52	$11.26	$10.68	$9.52	$12.31
Number of accumulation units outstanding at end of period		1	0	0	140	452	231	32	35	64
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period									$9.80	$10.39
Value at end of period									$10.39	$11.97
Number of accumulation units outstanding at end of period									322	344
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.78	$12.05	$14.89	$16.47	$16.99	$18.52	$21.56	$23.32	$22.50	$23.94
Value at end of period	$12.05	$14.89	$16.47	$16.99	$18.52	$21.56	$23.32	$22.50	$23.94	$26.46
Number of accumulation units outstanding at end of period	2,662	2,704	179	0	0	0	0	0	0	0
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$6.74	$6.17	$7.75	$8.89	$8.32	$9.44	$12.19	$13.44	$12.96	$14.68
Value at end of period	$6.17	$7.75	$8.89	$8.32	$9.44	$12.19	$13.44	$12.96	$14.68	$16.89
Number of accumulation units outstanding at end of period	186	2,525	0	1,254	1,360	1,461	10	0	0	0
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period					$10.36	$10.43	$13.91	$15.37	$14.38	$16.17
Value at end of period					$10.43	$13.91	$15.37	$14.38	$16.17	$18.08
Number of accumulation units outstanding at end of period					1,240	1,331	0	0	0	0
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.81	$18.61	$24.91	$28.81	$27.71	$31.82	$41.22	$45.52	$45.21	$48.18
Value at end of period	$18.61	$24.91	$28.81	$27.71	$31.82	$41.22	$45.52	$45.21	$48.18	$57.93
Number of accumulation units outstanding at end of period	4,197	7,028	1,082	1,091	949	2,630	1,873	1,437	1,447	1,538
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.73	$12.86	$16.52	$18.77	$18.70	$21.64	$27.36	$29.34	$27.80	$32.37
Value at end of period	$12.86	$16.52	$18.77	$18.70	$21.64	$27.36	$29.34	$27.80	$32.37	$36.06
Number of accumulation units outstanding at end of period	2,621	2,975	80	31	30	24	32	1	1	1
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.30	$11.10	$14.05	$17.21	$17.02	$19.26	$25.90	$28.44	$30.07	$29.91
Value at end of period	$11.10	$14.05	$17.21	$17.02	$19.26	$25.90	$28.44	$30.07	$29.91	$39.88
Number of accumulation units outstanding at end of period	9,925	9,320	2,398	0	0	322	422	0	0	0
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.46	$12.45	$15.55	$17.35	$14.18	$16.89	$21.74	$19.71	$20.15	$18.88
Value at end of period	$12.45	$15.55	$17.35	$14.18	$16.89	$21.74	$19.71	$20.15	$18.88	$24.26
Number of accumulation units outstanding at end of period	646	664	0	0	0	0	0	0	0	0
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.48	$11.55	$14.72	$18.62	$17.68	$20.65	$27.76	$27.55	$25.17	$32.33
Value at end of period	$11.55	$14.72	$18.62	$17.68	$20.65	$27.76	$27.55	$25.17	$32.33	$35.29
Number of accumulation units outstanding at end of period	505	1,407	497	122	122	931	1,208	874	2,506	2,255
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period						$16.05	$17.47	$18.01	$17.00	$18.78
Value at end of period						$17.47	$18.01	$17.00	$18.78	$21.32
Number of accumulation units outstanding at end of period						11	0	0	0	0

Condensed Financial Information (continued)

INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)
(Funds were first received in this option during April 2012)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period					$37.15	$35.89	$49.63	$53.09	$55.00	$55.50
Value at end of period					$35.89	$49.63	$53.09	$55.00	$55.50	$69.73
Number of accumulation units outstanding at end of period					0	0	0	0	0	0

INVESCO V.I. CORE EQUITY FUND (SERIES I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$10.54	$7.26	$9.19	$9.94	$9.80	$11.01	$14.04	$14.98	$13.92	$15.15
Value at end of period	$7.26	$9.19	$9.94	$9.80	$11.01	$14.04	$14.98	$13.92	$15.15	$16.91
Number of accumulation units outstanding at end of period	10,490	9,942	4,182	0	0	0	0	0	0	0

IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)
(Funds were first received in this option during January 2016)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period									$9.99	$10.38
Value at end of period									$10.38	$13.61
Number of accumulation units outstanding at end of period									2,656	3,429

LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)
(Funds were first received in this option during May 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$7.31	$9.06	$11.15	$10.80	$12.37	$16.55	$17.15	$16.32	$20.31
Value at end of period		$9.06	$11.15	$10.80	$12.37	$16.55	$17.15	$16.32	$20.31	$21.99
Number of accumulation units outstanding at end of period		13	0	0	0	0	0	0	0	0

LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$14.69	$8.79	$10.98	$13.58	$12.86	$14.54	$18.69	$20.56	$19.52	$22.42
Value at end of period	$8.79	$10.98	$13.58	$12.86	$14.54	$18.69	$20.56	$19.52	$22.42	$23.63
Number of accumulation units outstanding at end of period	1,998	3,620	1,688	1,165	1,245	1,388	309	159	159	158

NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.31	$6.82	$8.77	$10.60	$10.14	$11.09	$15.09	$16.42	$16.11	$17.46
Value at end of period	$6.82	$8.77	$10.60	$10.14	$11.09	$15.09	$16.42	$16.11	$17.46	$20.40
Number of accumulation units outstanding at end of period	115	1,252	0	0	0	167	241	0	0	0

OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$65.15	$33.40	$59.89	$75.04	$60.63	$72.29	$77.28	$72.58	$61.53	$64.89
Value at end of period	$33.40	$59.89	$75.04	$60.63	$72.29	$77.28	$72.58	$61.53	$64.89	$86.29
Number of accumulation units outstanding at end of period	237	613	377	196	404	629	307	23	23	23

OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND (CLASS Y)
(Funds were first received in this option during January 2016)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period									$10.79	$10.90
Value at end of period									$10.90	$14.87
Number of accumulation units outstanding at end of period									1,951	2,884

OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.96	$7.95	$10.76	$13.09	$12.63	$14.71	$20.46	$22.59	$20.98	$24.43
Value at end of period	$7.95	$10.76	$13.09	$12.63	$14.71	$20.46	$22.59	$20.98	$24.43	$27.52
Number of accumulation units outstanding at end of period	1,644	1,915	135	0	0	0	0	27	525	563

PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.90	$8.81	$10.55	$11.65	$11.28	$12.39	$14.22	$15.15	$14.87	$15.52
Value at end of period	$8.81	$10.55	$11.65	$11.28	$12.39	$14.22	$15.15	$14.87	$15.52	$17.33
Number of accumulation units outstanding at end of period	2,159	962	106	0	0	0	0	0	0	0

PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.77	$10.80	$12.61	$13.45	$14.81	$15.90	$14.24	$14.48	$13.90	$14.42
Value at end of period	$10.80	$12.61	$13.45	$14.81	$15.90	$14.24	$14.48	$13.90	$14.42	$14.75
Number of accumulation units outstanding at end of period	1,577	429	0	761	1,622	1,966	300	0	0	0

PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.96	$7.62	$12.06	$14.05	$13.63	$15.61	$17.25	$17.04	$16.15	$18.20
Value at end of period	$7.62	$12.06	$14.05	$13.63	$15.61	$17.25	$17.04	$16.15	$18.20	$19.25
Number of accumulation units outstanding at end of period	345	440	440	0	0	0	0	0	0	0

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.58	$14.24	$16.70	$18.56	$17.88	$20.43	$20.60	$20.65	$19.50	$20.44
Value at end of period	$14.24	$16.70	$18.56	$17.88	$20.43	$20.60	$20.65	$19.50	$20.44	$20.64
Number of accumulation units outstanding at end of period	1,086	6,163	1,210	599	660	2,164	1,279	1,422	1,504	1,690
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.51	$14.55	$17.12	$19.27	$18.76	$21.03	$24.22	$25.38	$24.58	$26.14
Value at end of period	$14.55	$17.12	$19.27	$18.76	$21.03	$24.22	$25.38	$24.58	$26.14	$29.59
Number of accumulation units outstanding at end of period	2,296	3,283	0	1,005	1,042	1,091	0	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.63	$9.69	$11.63	$13.29	$13.60	$14.29	$13.53	$13.59	$12.66	$13.27
Value at end of period	$9.69	$11.63	$13.29	$13.60	$14.29	$13.53	$13.59	$12.66	$13.27	$14.36
Number of accumulation units outstanding at end of period	2,223	1,432	658	116	116	713	668	114	113	112
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.01	$9.32	$9.75
Value at end of period								$9.32	$9.75	$11.90
Number of accumulation units outstanding at end of period								95	94	94
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.44	$13.62	$13.48	$13.33	$13.15	$12.98	$12.81	$12.64	$12.47	$12.33
Value at end of period	$13.62	$13.48	$13.33	$13.15	$12.98	$12.81	$12.64	$12.47	$12.33	$12.23
Number of accumulation units outstanding at end of period	2,810	10,021	656	0	0	0	0	0	0	24
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.01	$10.46	$13.45	$15.14	$14.90	$17.02	$21.94	$23.96	$23.30	$25.24
Value at end of period	$10.46	$13.45	$15.14	$14.90	$17.02	$21.94	$23.96	$23.30	$25.24	$29.96
Number of accumulation units outstanding at end of period	15	213	377	7,343	8,164	8,886	60	297	541	756
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.43	$8.73	$12.87	$14.51	$14.95	$16.82	$17.52	$17.49	$16.91	$19.12
Value at end of period	$8.73	$12.87	$14.51	$14.95	$16.82	$17.52	$17.49	$16.91	$19.12	$20.03
Number of accumulation units outstanding at end of period	0	2	0	762	1,551	1,723	54	0	0	0
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.39	$13.87	$16.86	$18.96	$18.69	$21.10	$27.67	$31.09	$30.93	$33.65
Value at end of period	$13.87	$16.86	$18.96	$18.69	$21.10	$27.67	$31.09	$30.93	$33.65	$41.38
Number of accumulation units outstanding at end of period	1,573	1,244	1	410	410	410	1	1	1	1
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.00	$14.17	$18.41	$22.15	$21.60	$25.08	$33.30	$35.99	$34.87	$40.65
Value at end of period	$14.17	$18.41	$22.15	$21.60	$25.08	$33.30	$35.99	$34.87	$40.65	$45.55
Number of accumulation units outstanding at end of period	735	1,595	64	660	707	844	194	47	47	46
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.11	$10.55	$13.00	$15.76	$15.43	$17.11	$24.09	$25.06	$23.93	$30.06
Value at end of period	$10.55	$13.00	$15.76	$15.43	$17.11	$24.09	$25.06	$23.93	$30.06	$32.59
Number of accumulation units outstanding at end of period	63	840	20	1	1	1	1	1	1	1
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.20	$15.53	$17.10	$18.53	$19.66	$21.22	$20.91	$22.00	$21.84	$22.48
Value at end of period	$15.53	$17.10	$18.53	$19.66	$21.22	$20.91	$22.00	$21.84	$22.48	$23.30
Number of accumulation units outstanding at end of period	3,014	3,587	193	524	688	901	156	1,747	1,632	1,681
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$6.87	$7.46	$7.94	$6.88	$8.05	$9.65	$8.96	$8.76	$8.71
Value at end of period		$7.46	$7.94	$6.88	$8.05	$9.65	$8.96	$8.76	$8.71	$10.74
Number of accumulation units outstanding at end of period		102	48	47	47	46	46	46	45	45

CFI 249

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period							$16.34	$17.35	$18.21	$18.68
Value at end of period							$17.35	$18.21	$18.68	$23.91
Number of accumulation units outstanding at end of period							489	2	2	2
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.10	$6.27	$6.97	$8.21	$8.38	$9.49	$12.25	$13.30	$12.54	$14.09
Value at end of period	$6.27	$6.97	$8.21	$8.38	$9.49	$12.25	$13.30	$12.54	$14.09	$15.79
Number of accumulation units outstanding at end of period	312	197	34	13,278	14,505	15,661	417	210	209	207
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2016)										
Value at beginning of period									$11.62	$12.79
Value at end of period									$12.79	$14.29
Number of accumulation units outstanding at end of period									543	578
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$14.72	$9.06	$12.64	$16.25	$15.95	$17.97	$23.40	$25.13	$24.92	$26.38
Value at end of period	$9.06	$12.64	$16.25	$15.95	$17.97	$23.40	$25.13	$24.92	$26.38	$32.55
Number of accumulation units outstanding at end of period	35	175	13	13	13	2,484	2,570	1,266	1,324	1,481
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.21	$7.24	$8.89	$10.19	$9.62	$10.49	$13.52	$15.38	$15.12	$16.23
Value at end of period	$7.24	$8.89	$10.19	$9.62	$10.49	$13.52	$15.38	$15.12	$16.23	$19.49
Number of accumulation units outstanding at end of period	114	0	0	0	0	537	702	0	0	0
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.70	$12.53	$13.94	$14.33	$16.19	$21.09	$23.53	$24.98	$26.26
Value at end of period		$12.53	$13.94	$14.33	$16.19	$21.09	$23.53	$24.98	$26.26	$34.01
Number of accumulation units outstanding at end of period		30	32	0	0	12	28	0	0	0
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$6.88	$8.08	$8.95	$9.05	$10.32	$13.45	$14.98	$15.09	$16.52
Value at end of period		$8.08	$8.95	$9.05	$10.32	$13.45	$14.98	$15.09	$16.52	$19.97
Number of accumulation units outstanding at end of period		47	49	0	0	681	981	0	0	0
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.05	$11.82	$12.96	$12.86	$14.71	$19.08	$21.12	$20.05	$22.81
Value at end of period		$11.82	$12.96	$12.86	$14.71	$19.08	$21.12	$20.05	$22.81	$25.48
Number of accumulation units outstanding at end of period		32	34	0	0	0	0	0	0	0
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2016)										
Value at beginning of period									$15.50	$17.82
Value at end of period									$17.82	$20.74
Number of accumulation units outstanding at end of period									1,348	1,950
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2013)										
Value at beginning of period						$13.60	$16.07	$16.64	$15.67	$18.72
Value at end of period						$16.07	$16.64	$15.67	$18.72	$21.10
Number of accumulation units outstanding at end of period						65	99	134	13	16
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.82	$19.60	$24.67	$30.27	$29.13	$32.91	$44.72	$47.01	$46.01	$56.52
Value at end of period	$19.60	$24.67	$30.27	$29.13	$32.91	$44.72	$47.01	$46.01	$56.52	$62.05
Number of accumulation units outstanding at end of period	894	2,138	0	0	0	23	29	0	0	0

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.52	$16.55	$16.93	$16.25	$11.84	$10.42	$10.47	$8.02	$6.20	$9.60
Value at end of period	$21.69	$18.52	$16.55	$16.93	$16.25	$11.84	$10.42	$10.47	$8.02	$6.20
Number of accumulation units outstanding at end of period	1,752	1,589	1,519	1,620	1,410	0	0	0	0	0
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.96	$14.32	$14.53	$13.95	$12.16	$10.86	$11.36	$10.12	$8.15	$12.50
Value at end of period	$17.02	$14.96	$14.32	$14.53	$13.95	$12.16	$10.86	$11.36	$10.12	$8.15
Number of accumulation units outstanding at end of period	0	0	0	3,165	2,380	0	0	0	22,876	73
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.66	$14.94	$15.22	$14.60	$12.29	$10.83	$11.51	$10.18	$8.04	$11.97
Value at end of period	$18.46	$15.66	$14.94	$15.22	$14.60	$12.29	$10.83	$11.51	$10.18	$8.04
Number of accumulation units outstanding at end of period	8	9	10	10	11	12	13	14	7,736	17
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.07	$15.31	$15.66	$14.96	$12.29	$10.79	$11.52	$10.15	$7.92	$13.35
Value at end of period	$19.22	$16.07	$15.31	$15.66	$14.96	$12.29	$10.79	$11.52	$10.15	$7.92
Number of accumulation units outstanding at end of period	0	0	0	4,234	3,156	0	0	67	7,127	13
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$16.12	$15.35	$15.69	$15.12						
Value at end of period	$19.35	$16.12	$15.35	$15.69						
Number of accumulation units outstanding at end of period	0	147	44	82						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.46	$21.54	$21.87	$20.79	$18.80	$16.97	$16.89	$15.42	$13.26	$17.58
Value at end of period	$24.49	$22.46	$21.54	$21.87	$20.79	$18.80	$16.97	$16.89	$15.42	$13.26
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	24	16
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.19	$21.98	$22.55	$21.44	$17.76	$15.65	$16.34	$14.65	$11.86	$18.80
Value at end of period	$26.97	$23.19	$21.98	$22.55	$21.44	$17.76	$15.65	$16.34	$14.65	$11.86
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	400	0
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.49	$21.38	$21.79	$20.70	$18.00	$16.06	$16.37	$14.81	$12.32	$17.97
Value at end of period	$25.41	$22.49	$21.38	$21.79	$20.70	$18.00	$16.06	$16.37	$14.81	$12.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	25	16
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.08	$11.97	$12.10	$11.60	$12.07	$11.78	$11.13	$10.63	$10.27	
Value at end of period	$12.30	$12.08	$11.97	$12.10	$11.60	$12.07	$11.78	$11.13	$10.63	
Number of accumulation units outstanding at end of period	0	0	0	222	167	0	0	0	585	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.79	$26.79	$27.63	$24.90	$19.21	$16.74	$17.52	$14.55	$10.87	$15.00
Value at end of period	$35.95	$32.79	$26.79	$27.63	$24.90	$19.21	$16.74	$17.52	$14.55	$10.87
Number of accumulation units outstanding at end of period	0	0	0	545	449	0	0	0	147	134
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.69	$27.61	$29.47	$28.62	$20.90	$17.70	$17.55	$14.06	$10.54	$18.19
Value at end of period	$36.29	$28.69	$27.61	$29.47	$28.62	$20.90	$17.70	$17.55	$14.06	$10.54
Number of accumulation units outstanding at end of period	27	27	28	987	765	84	84	377	1,595	916
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.19	$13.25	$13.63	$12.11	$11.81	$9.49	$10.14	$8.84	$6.70	$9.74
Value at end of period	$14.42	$13.19	$13.25	$13.63	$12.11	$11.81	$9.49	$10.14	$8.84	$6.70
Number of accumulation units outstanding at end of period	0	0	0	89	52	0	0	0	267	169

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$16.52	$16.27	$12.70	$12.61	$11.06	$10.24	$8.11	$6.05	$9.97
Value at end of period	$17.64	$17.00	$16.52	$16.27	$12.70	$12.61	$11.06	$10.24	$8.11	$6.05
Number of accumulation units outstanding at end of period	2,300	1,919	1,551	1,891	1,619	0	0	0	2,022	0
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.10	$28.14	$27.70	$24.88	$18.72	$16.90	$17.97	$16.26	$12.52	$20.88
Value at end of period	$36.10	$30.10	$28.14	$27.70	$24.88	$18.72	$16.90	$17.97	$16.26	$12.52
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	206	1
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S) (Funds were first received in this option during May 2009)										
Value at beginning of period	$18.16	$14.88	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18	$6.55	
Value at end of period	$19.87	$18.16	$14.88	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	209	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.72	$18.69	$20.14	$18.71	$14.05	$12.00	$12.42	$10.93	$8.62	$13.76
Value at end of period	$25.21	$21.72	$18.69	$20.14	$18.71	$14.05	$12.00	$12.42	$10.93	$8.62
Number of accumulation units outstanding at end of period	1	1	1	2,321	1,778	1	1	484	715	354
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.45	$17.10	$17.70	$16.46	$13.35	$12.00	$12.30	$11.10	$9.17	$12.13
Value at end of period	$21.28	$19.45	$17.10	$17.70	$16.46	$13.35	$12.00	$12.30	$11.10	$9.17
Number of accumulation units outstanding at end of period	138	122	103	371	361	0	0	2,066	4,654	3,354
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.57	$17.39	$18.16	$16.71	$12.65	$11.20	$11.60	$10.45	$8.55	$12.78
Value at end of period	$23.12	$20.57	$17.39	$18.16	$16.71	$12.65	$11.20	$11.60	$10.45	$8.55
Number of accumulation units outstanding at end of period	0	0	9	270	208	52	52	305	268	219
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$17.26	$20.77	$20.87	$22.44	$19.09	$23.68	$19.95	$11.79	$24.52
Value at end of period	$27.14	$19.23	$17.26	$20.77	$20.87	$22.44	$19.09	$23.68	$19.95	$11.79
Number of accumulation units outstanding at end of period	0	0	0	492	335	0	497	0	6	0
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.72	$28.92	$30.23	$26.65	$20.53	$17.34	$17.26	$14.23	$11.48	$17.38
Value at end of period	$36.72	$32.72	$28.92	$30.23	$26.65	$20.53	$17.34	$17.26	$14.23	$11.48
Number of accumulation units outstanding at end of period	0	0	0	1,201	971	0	0	132	132	198
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.04	$21.70	$22.84	$21.37	$15.59	$13.31	$13.67	$10.94	$8.71	$12.60
Value at end of period	$29.68	$26.04	$21.70	$22.84	$21.37	$15.59	$13.31	$13.67	$10.94	$8.71
Number of accumulation units outstanding at end of period	0	0	0	349	309	0	0	0	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.51	$18.72	$18.22	$18.05	$14.39	$11.99	$13.23	$11.55	$8.39	$14.24
Value at end of period	$24.93	$18.51	$18.72	$18.22	$18.05	$14.39	$11.99	$13.23	$11.55	$8.39
Number of accumulation units outstanding at end of period	291	292	305	849	1,725	1,275	1,186	3,926	12,915	11,716
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.51	$17.30	$18.39	$18.57	$16.76	$14.61	$14.92	$12.71	$7.71	$11.07
Value at end of period	$20.66	$19.51	$17.30	$18.39	$18.57	$16.76	$14.61	$14.92	$12.71	$7.71
Number of accumulation units outstanding at end of period	1,730	1,618	1,754	1,563	1,773	0	0	0	536	113
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.78	$21.37	$20.59	$18.61	$15.43	$13.66	$13.46	$11.96	$9.10	$12.73
Value at end of period	$25.87	$22.78	$21.37	$20.59	$18.61	$15.43	$13.66	$13.46	$11.96	$9.10
Number of accumulation units outstanding at end of period	448	392	411	9,699	8,269	0	0	412	20,075	335
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.42	$22.10	$21.96	$19.90	$14.92	$13.03	$13.71	$10.81	$7.49	$13.35
Value at end of period	$28.84	$23.42	$22.10	$21.96	$19.90	$14.92	$13.03	$13.71	$10.81	$7.49
Number of accumulation units outstanding at end of period	20	20	21	67	68	22	22	4,519	12,833	11,994

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.29	$22.44	$24.43	$23.04	$18.00	$15.57	$15.92	$14.04	$11.38	$17.94
Value at end of period	$30.15	$26.29	$22.44	$24.43	$23.04	$18.00	$15.57	$15.92	$14.04	$11.38
Number of accumulation units outstanding at end of period	194	126	85	647	1,079	527	527	380	3,596	425
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$40.55	$40.49	$37.04	$34.54	$25.14	$21.43	$21.95	$19.04	$13.50	$23.68
Value at end of period	$53.44	$40.55	$40.49	$37.04	$34.54	$25.14	$21.43	$21.95	$19.04	$13.50
Number of accumulation units outstanding at end of period	120	143	138	90	71	45	46	72	2,781	2,265
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.04	$14.96	$15.30	$15.69	$13.91	$11.87	$13.71	$12.23	$6.97	$11.10
Value at end of period	$18.97	$15.04	$14.96	$15.30	$15.69	$13.91	$11.87	$13.71	$8.18	$6.97
Number of accumulation units outstanding at end of period	0	0	0	15	6	0	0	0	6,037	1,369
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.38	$9.34	$9.79	$10.63	$8.96	$7.64	$8.79	$8.19	$6.28	$10.20
Value at end of period	$11.33	$9.38	$9.34	$9.79	$10.63	$8.96	$7.64	$8.79	$8.19	$6.28
Number of accumulation units outstanding at end of period	3,864	3,154	2,915	3,189	5,113	1,681	1,213	0	920	16
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.71	$11.62	$12.74	$13.28	$10.30	$8.58	$9.22	$8.67	$6.64	$11.16
Value at end of period	$14.82	$12.71	$11.62	$12.74	$13.28	$10.30	$8.58	$9.22	$8.67	$6.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	75	30
WANGER INTERNATIONAL										
Value at beginning of period	$11.31	$11.63	$11.77	$12.48	$10.34	$8.62	$10.24	$8.31	$5.62	$10.47
Value at end of period	$14.83	$11.31	$11.63	$11.77	$12.48	$10.34	$8.62	$10.24	$8.31	$5.62
Number of accumulation units outstanding at end of period	0	0	0	652	1,836	1,280	1,173	0	139	0
WANGER SELECT										
Value at beginning of period	$23.12	$20.67	$20.90	$20.54	$15.47	$13.23	$16.30	$13.05	$7.96	$15.84
Value at end of period	$28.89	$23.12	$20.67	$20.90	$20.54	$15.47	$13.23	$16.30	$13.05	$7.96
Number of accumulation units outstanding at end of period	78	69	58	608	1,565	985	834	152	413	180
WANGER USA										
Value at beginning of period	$24.15	$21.53	$21.95	$21.23	$16.09	$13.59	$14.27	$11.73	$8.36	$14.05
Value at end of period	$28.49	$24.15	$21.53	$21.95	$21.23	$16.09	$13.59	$14.27	$11.73	$8.36
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	854	102	197	53
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$41.75	$32.83	$34.86	$32.92	$24.16	$21.59	$22.36	$18.49	$14.43	$21.43
Value at end of period	$45.74	$41.75	$32.83	$34.86	$32.92	$24.16	$21.59	$22.36	$18.49	$14.43
Number of accumulation units outstanding at end of period	8	8	8	8	8	50	50	113	117	83

TABLE 31

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$20.65	$20.54	$20.32	$19.67	$14.80	$13.07	$13.98	$12.84		
Value at end of period	$25.96	$20.65	$20.54	$20.32	$19.67	$14.80	$13.98	$13.98		
Number of accumulation units outstanding at end of period	87	157	55	979	695	298	49	37		

CFI 253

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.46	$15.51	$15.80	$14.05	$11.60	$10.58	$10.93	$9.56	$7.96	
Value at end of period	$20.94	$16.46	$15.51	$15.80	$14.05	$11.60	$10.58	$10.93	$9.56	
Number of accumulation units outstanding at end of period	1,731	2,449	2,147	1,822	2,380	3,742	4,953	1,136	260	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.84	$15.62	$16.30	$15.15	$11.84	$10.95	$10.90	$9.85	$8.36	
Value at end of period	$20.20	$16.84	$15.62	$16.30	$15.15	$11.84	$10.95	$10.90	$9.85	
Number of accumulation units outstanding at end of period	986	2,011	1,848	1,442	3,127	829	1,716	942	186	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.78	$11.40	$11.82	$11.67	$13.03	$12.39	$11.11	$10.68	$10.40	
Value at end of period	$11.97	$11.78	$11.40	$11.82	$11.67	$13.03	$12.39	$11.11	$10.68	
Number of accumulation units outstanding at end of period	386	822	1,712	7,481	7,169	5,900	4,209	1,982	1,884	
AMERICAN FUNDS® – FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$15.83	$14.27	$14.00	$13.04	$10.06	$8.71	$9.00	$8.01	$6.09	$7.67
Value at end of period	$19.25	$15.83	$14.27	$14.00	$13.04	$10.06	$8.71	$9.00	$8.01	$6.09
Number of accumulation units outstanding at end of period	4,096	3,102	3,528	4,204	4,829	1,430	2,096	1,076	435	18
AMERICAN FUNDS® – SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.96	$13.39	$13.23	$13.18	$10.33	$8.58	$10.16	$8.25	$5.49	
Value at end of period	$17.47	$13.96	$13.39	$13.23	$13.18	$10.33	$8.58	$10.16	$8.25	
Number of accumulation units outstanding at end of period	682	678	783	142	171	410	240	83	19	
AMERICAN FUNDS® – THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.50	$11.35	$11.48	$11.03	$11.41	$10.93	$10.41	$9.84	$8.69	$9.69
Value at end of period	$11.70	$11.50	$11.35	$11.48	$11.03	$11.41	$10.93	$10.41	$9.84	$8.69
Number of accumulation units outstanding at end of period	1,727	2,622	2,017	3,017	2,763	2,200	2,419	13,628	5,802	61
AMERICAN FUNDS® – THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.62	$21.15	$20.37	$18.90	$14.32	$12.05	$12.85	$11.60	$8.74	$14.55
Value at end of period	$28.13	$22.62	$21.15	$20.37	$18.90	$14.32	$12.05	$12.85	$11.60	$8.74
Number of accumulation units outstanding at end of period	22,532	23,954	26,813	26,250	38,622	32,625	33,780	38,162	36,064	29,374
AMERICAN FUNDS® – WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$20.83	$18.63	$18.94	$17.28	$13.29	$11.98	$11.36	$10.16	$8.66	$13.14
Value at end of period	$24.67	$20.83	$18.63	$18.94	$17.28	$13.29	$11.98	$11.36	$10.16	$8.66
Number of accumulation units outstanding at end of period	9,854	10,993	11,243	13,542	17,077	16,053	20,788	19,154	35,645	18,178
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$20.64	$16.87	$19.09	$17.64	$12.38	$10.78	$11.70	$10.58		
Value at end of period	$22.70	$20.64	$16.87	$19.09	$17.64	$12.38	$10.78	$11.70		
Number of accumulation units outstanding at end of period	1,400	1,170	1,385	1,114	1,274	210	282	10		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$20.12	$17.65	$18.67	$17.06	$11.96	$10.85				
Value at end of period	$22.99	$20.12	$17.65	$18.67	$17.06	$11.96				
Number of accumulation units outstanding at end of period	623	656	517	725	394	49				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$9.47	$10.63	$11.22	$11.49	$9.31	$7.53	$8.23	$7.88	$6.42	
Value at end of period	$12.24	$9.47	$10.63	$11.22	$11.49	$9.31	$7.53	$8.23	$7.88	
Number of accumulation units outstanding at end of period	1,676	822	556	519	119	214	224	2,394	639	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.31	$10.04	$10.70							
Value at end of period	$11.45	$9.31	$10.04							
Number of accumulation units outstanding at end of period	1,430	1,128	1,095							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$26.06	$21.61	$23.54	$22.43	$17.07	$15.29	$15.60	$12.58	$11.44	
Value at end of period	$27.90	$26.06	$21.61	$23.54	$22.43	$17.07	$15.29	$15.60	$12.58	
Number of accumulation units outstanding at end of period	203	203	203	36	162	71	95	1,474	20	
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.70	$22.28	$23.10	$21.37	$18.37	$16.86	$16.35	$14.79	$11.97	$17.67
Value at end of period	$26.17	$23.70	$22.28	$23.10	$21.37	$18.37	$16.86	$16.35	$14.79	$11.97
Number of accumulation units outstanding at end of period	8,212	9,182	8,582	8,265	13,000	12,050	13,142	14,561	17,007	15,213
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$15.17	$14.56	$14.07	$10.96	$10.78	$9.74				
Value at end of period	$16.02	$15.17	$14.56	$14.07	$10.96	$10.78				
Number of accumulation units outstanding at end of period	19	19	19	42	76	949				
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$14.61	$12.91	$13.39	$12.15	$9.42	$8.70				
Value at end of period	$16.81	$14.61	$12.91	$13.39	$12.15	$9.42				
Number of accumulation units outstanding at end of period	769	769	769	769	33	33				
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.10	$14.33	$15.32	$13.87	$10.41	$9.06	$9.60	$7.92	$6.31	
Value at end of period	$17.99	$16.10	$14.33	$15.32	$13.87	$10.41	$9.06	$9.60	$7.92	
Number of accumulation units outstanding at end of period	1,635	1,406	1,092	834	1,567	1,581	1,554	1,541	1,510	
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$47.68	$44.77	$45.10	$40.86	$31.56	$27.49	$28.60	$24.74	$18.49	$32.62
Value at end of period	$57.31	$47.68	$44.77	$45.10	$40.86	$31.56	$27.49	$28.60	$24.74	$18.49
Number of accumulation units outstanding at end of period	10,378	12,522	13,998	18,958	29,802	27,210	27,772	34,184	36,898	36,107
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.04	$27.53	$29.07	$27.12	$21.46	$18.55	$18.63	$16.41	$12.78	$22.60
Value at end of period	$35.67	$32.04	$27.53	$29.07	$27.12	$21.46	$18.55	$18.63	$16.41	$12.78
Number of accumulation units outstanding at end of period	8,095	9,638	10,863	11,531	15,083	13,228	15,035	14,682	18,638	18,963
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.60	$29.78	$28.18	$25.67	$19.10	$16.89	$17.09	$13.96	$11.03	$21.18
Value at end of period	$39.45	$29.60	$29.78	$28.18	$25.67	$19.10	$16.89	$17.09	$13.96	$11.03
Number of accumulation units outstanding at end of period	10,080	12,119	13,872	15,771	21,173	22,847	25,433	28,009	30,853	23,971
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.68	$19.96	$19.53	$21.55	$16.75	$14.07	$17.22	$15.44	$12.38	$22.33
Value at end of period	$24.00	$18.68	$19.96	$19.53	$21.55	$16.75	$14.07	$17.22	$15.44	$12.38
Number of accumulation units outstanding at end of period	1,572	1,870	2,226	2,813	2,871	2,643	2,829	3,005	3,182	4,484
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$32.08	$24.99	$27.36	$27.59	$20.54	$17.59	$18.54	$14.66	$11.51	$17.43
Value at end of period	$35.00	$32.08	$24.99	$27.36	$27.59	$20.54	$17.59	$18.54	$14.66	$11.51
Number of accumulation units outstanding at end of period	2,569	2,723	2,652	2,714	2,994	2,454	2,554	2,886	3,112	3,419

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$18.71	$16.94	$17.96	$17.43	$13.68	$12.57	$12.79			
Value at end of period	$21.23	$18.71	$16.94	$17.96	$17.43	$13.68	$12.57			
Number of accumulation units outstanding at end of period	863	814	741	685	624	582	340			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$55.36	$54.90	$53.02	$49.58	$35.88	$37.15				
Value at end of period	$69.53	$55.36	$54.90	$53.02	$49.58	$35.88				
Number of accumulation units outstanding at end of period	1,167	1,864	2,009	1,922	2,168	2,595				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.01	$13.81	$14.86	$13.93	$10.93	$9.73	$9.88	$9.14	$7.23	$10.49
Value at end of period	$16.75	$15.01	$13.81	$14.86	$13.93	$10.93	$9.73	$9.88	$9.14	$7.23
Number of accumulation units outstanding at end of period	5,403	7,177	7,580	9,155	9,420	8,132	11,968	13,392	20,433	19,762
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$10.37	$10.34	$10.51							
Value at end of period	$13.58	$10.37	$10.34							
Number of accumulation units outstanding at end of period	99	0	7							
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$45.11	$43.73	$44.08	$41.19	$34.77	$31.03	$30.96	$28.97	$23.34	$28.12
Value at end of period	$52.69	$45.11	$43.73	$44.08	$41.19	$34.77	$31.03	$30.96	$28.97	$23.34
Number of accumulation units outstanding at end of period	0	0	0	36	36	0	0	0	0	0
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$38.13	$34.41	$33.55	$30.23	$23.16	$20.03	$20.60	$16.60	$11.62	$20.95
Value at end of period	$47.91	$38.13	$34.41	$33.55	$30.23	$23.16	$20.03	$20.60	$16.60	$11.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$28.21	$28.47	$27.40	$24.59	$19.14	$16.36	$17.52	$15.52	$11.54	$19.42
Value at end of period	$35.58	$28.21	$28.47	$27.40	$24.59	$19.14	$16.36	$17.52	$15.52	$11.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	3	3	4	4	4
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.22	$16.25	$17.10	$16.50	$12.34	$10.78	$11.14	$9.05	$7.47	
Value at end of period	$21.89	$20.22	$16.25	$17.10	$16.50	$12.34	$10.78	$11.14	$9.05	
Number of accumulation units outstanding at end of period	790	698	552	425	595	567	595	543	532	
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.24	$19.38	$20.43	$18.57	$14.45	$12.80	$13.52	$10.93	$8.75	$14.64
Value at end of period	$23.43	$22.24	$19.38	$20.43	$18.57	$14.45	$12.80	$13.52	$10.93	$8.75
Number of accumulation units outstanding at end of period	3,111	3,620	4,333	3,680	4,916	4,997	5,402	8,443	7,787	9,114
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$10.07	$9.98	$10.12	$9.77						
Value at end of period	$10.23	$10.07	$9.98	$10.12						
Number of accumulation units outstanding at end of period	4,081	3,954	2,398	14,276						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.37	$16.03	$16.35	$15.03	$11.05	$10.11	$10.58	$8.75	$6.81	$11.30
Value at end of period	$20.28	$17.37	$16.03	$16.35	$15.03	$11.05	$10.11	$10.58	$8.75	$6.81
Number of accumulation units outstanding at end of period	378	451	2,050	2,010	2,290	1,934	1,833	2,300	2,007	1,881
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$64.36	$61.06	$72.06	$76.76	$71.84	$60.29	$74.65	$59.61	$33.26	$64.91
Value at end of period	$85.54	$64.36	$61.06	$72.06	$76.76	$71.84	$60.29	$74.65	$59.61	$33.26
Number of accumulation units outstanding at end of period	940	1,326	1,548	2,114	2,564	2,864	4,430	5,724	5,627	4,942

Condensed Financial Information (continued)

OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.94	$7.93	$10.73	$13.06	$12.59	$14.65	$20.37	$22.49	$20.86	$24.29
Value at end of period	$7.93	$10.73	$13.06	$12.59	$14.65	$20.37	$22.49	$20.86	$24.29	$27.34
Number of accumulation units outstanding at end of period	710	766	793	978	1,104	1,225	777	881	994	1,058

PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.85	$8.78	$10.50	$11.59	$11.22	$12.31	$14.12	$15.04	$14.75	$15.39
Value at end of period	$8.78	$10.50	$11.59	$11.22	$12.31	$14.12	$15.04	$14.75	$15.39	$17.18
Number of accumulation units outstanding at end of period	14,351	19,064	16,672	14,331	10,831	11,605	6,038	3,979	3,843	3,731

PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.75	$10.77	$12.57	$13.40	$14.76	$15.83	$14.17	$14.40	$13.82	$14.33
Value at end of period	$10.77	$12.57	$13.40	$14.76	$15.83	$14.17	$14.40	$13.82	$14.33	$14.65
Number of accumulation units outstanding at end of period	11,391	12,381	13,919	12,452	11,129	9,100	7,375	7,200	7,133	5,757

PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.94	$7.60	$12.03	$14.00	$13.58	$15.54	$17.17	$16.95	$16.05	$18.08
Value at end of period	$7.60	$12.03	$14.00	$13.58	$15.54	$17.17	$16.95	$16.05	$18.08	$19.12
Number of accumulation units outstanding at end of period	5,728	6,010	5,432	3,933	3,795	2,671	2,836	2,790	2,832	2,248

TCW TOTAL RETURN BOND FUND (CLASS N)
(Funds were first received in this option during March 2016)

	2016	2017
Value at beginning of period	$10.03	$9.88
Value at end of period	$9.88	$10.05
Number of accumulation units outstanding at end of period	428	2,187

TEMPLETON GLOBAL BOND FUND (CLASS A)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$13.55	$14.21	$16.65	$18.50	$17.81	$20.34	$20.50	$20.54	$19.39	$20.31
Value at end of period	$14.21	$16.65	$18.50	$17.81	$20.34	$20.50	$20.54	$19.39	$20.31	$20.50
Number of accumulation units outstanding at end of period	10,416	12,037	13,156	16,810	13,656	11,414	10,015	8,381	5,873	6,341

USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)
(Funds were first received in this option during April 2012)

	2012	2013	2014	2015	2016	2017
Value at beginning of period	$8.06	$7.56	$3.62	$3.27	$2.37	$3.41
Value at end of period	$7.56	$3.62	$3.27	$2.37	$3.41	$3.69
Number of accumulation units outstanding at end of period	355	1,142	1,827	9,650	10,574	10,363

VOYA BALANCED PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$20.39	$14.46	$17.00	$19.13	$18.62	$20.86	$24.01	$25.15	$24.34	$25.87
Value at end of period	$14.46	$17.00	$19.13	$18.62	$20.86	$24.01	$25.15	$24.34	$25.87	$29.27
Number of accumulation units outstanding at end of period	15,461	16,549	14,159	11,453	14,128	10,931	10,214	8,203	7,389	4,851

VOYA GLOBAL BOND PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.46	$9.68	$11.45	$13.26	$13.56	$14.43	$13.47	$13.53	$12.59	$13.20
Value at end of period	$9.68	$11.45	$13.26	$13.56	$14.43	$13.47	$13.53	$12.59	$13.20	$14.27
Number of accumulation units outstanding at end of period	25,996	36,007	29,035	17,779	15,770	14,731	10,327	8,489	7,832	7,569

VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)
(Funds were first received in this option during March 2015)

	2015	2016	2017
Value at beginning of period	$10.01	$9.31	$9.74
Value at end of period	$9.31	$9.74	$11.88
Number of accumulation units outstanding at end of period	6,623	6,884	5,814

VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2014)

	2014	2015	2016	2017
Value at beginning of period	$10.34	$10.13	$9.66	$10.17
Value at end of period	$10.13	$9.66	$10.17	$11.54
Number of accumulation units outstanding at end of period	22	247	258	275

VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$13.36	$13.53	$13.39	$13.23	$13.05	$12.87	$12.70	$12.52	$12.35	$12.20
Value at end of period	$13.53	$13.39	$13.23	$13.05	$12.87	$12.70	$12.52	$12.35	$12.20	$12.10
Number of accumulation units outstanding at end of period	46,062	56,488	52,402	67,670	40,352	32,396	32,056	37,270	32,657	13,649

CFI 257

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.91	$10.40	$13.35	$15.03	$14.78	$16.88	$21.74	$23.74	$23.07	$24.98
Value at end of period	$10.40	$13.35	$15.03	$14.78	$16.88	$21.74	$23.74	$23.07	$24.98	$29.64
Number of accumulation units outstanding at end of period	35,843	38,983	53,946	54,654	37,457	45,165	35,207	32,701	29,199	27,424
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.41	$8.72	$12.84	$14.47	$14.90	$16.75	$17.45	$17.40	$16.82	$19.01
Value at end of period	$8.72	$12.84	$14.47	$14.90	$16.75	$17.45	$17.40	$16.82	$19.01	$19.90
Number of accumulation units outstanding at end of period	1,585	2,233	3,337	5,077	7,095	6,609	4,258	3,750	4,323	3,882
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.27	$13.79	$16.75	$18.82	$18.55	$20.93	$27.43	$30.80	$30.63	$33.31
Value at end of period	$13.79	$16.75	$18.82	$18.55	$20.93	$27.43	$30.80	$30.63	$33.31	$40.94
Number of accumulation units outstanding at end of period	19,455	20,499	15,883	13,105	13,302	12,732	9,897	9,387	7,815	7,158
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.89	$14.09	$18.31	$22.01	$21.45	$24.90	$33.04	$35.69	$34.57	$40.27
Value at end of period	$14.09	$18.31	$22.01	$21.45	$24.90	$33.04	$35.69	$34.57	$40.27	$45.11
Number of accumulation units outstanding at end of period	17,660	16,999	12,096	11,665	11,450	12,701	8,288	7,667	7,024	6,027
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.03	$10.50	$12.92	$15.66	$15.33	$16.98	$23.90	$24.85	$23.72	$29.78
Value at end of period	$10.50	$12.92	$15.66	$15.33	$16.98	$23.90	$24.85	$23.72	$29.78	$32.28
Number of accumulation units outstanding at end of period	10,788	12,254	8,400	8,932	6,406	7,124	6,818	4,928	4,009	3,253
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.10	$15.44	$16.98	$18.39	$19.51	$21.04	$20.72	$21.80	$21.63	$22.25
Value at end of period	$15.44	$16.98	$18.39	$19.51	$21.04	$20.72	$21.80	$21.63	$22.25	$23.05
Number of accumulation units outstanding at end of period	25,237	24,202	22,691	20,886	17,155	18,648	17,269	18,866	16,063	15,105
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period		$5.23	$7.45	$7.93	$6.86	$8.04	$9.62	$8.93	$8.73	$8.68
Value at end of period		$7.45	$7.93	$6.86	$8.04	$9.62	$8.93	$8.73	$8.68	$10.68
Number of accumulation units outstanding at end of period		7,578	3,159	3,158	2,740	3,722	2,860	2,995	2,211	2,168
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.31	$10.28	$11.97	$15.45	$17.31	$18.16	$18.62
Value at end of period				$10.28	$11.97	$15.45	$17.31	$18.16	$18.62	$23.83
Number of accumulation units outstanding at end of period				20,962	19,744	18,992	29,990	12,766	13,762	10,834
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.09	$6.26	$6.96	$8.19	$8.36	$9.46	$12.20	$13.25	$12.48	$14.02
Value at end of period	$6.26	$6.96	$8.19	$8.36	$9.46	$12.20	$13.25	$12.48	$14.02	$15.70
Number of accumulation units outstanding at end of period	15,531	13,470	13,668	18,102	14,691	32,799	27,076	19,692	20,253	16,872
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$14.67	$9.02	$12.58	$16.18	$15.87	$17.87	$23.26	$24.96	$24.74	$26.17
Value at end of period	$9.02	$12.58	$16.18	$15.87	$17.87	$23.26	$24.96	$24.74	$26.17	$32.29
Number of accumulation units outstanding at end of period	828	738	1,672	1,374	1,416	3,317	2,666	2,489	1,691	2,150
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during October 2017)										
Value at beginning of period										$12.93
Value at end of period										$13.53
Number of accumulation units outstanding at end of period										229
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.20	$7.23	$8.88	$10.16	$9.59	$10.45	$13.47	$15.31	$15.05	$16.14
Value at end of period	$7.23	$8.88	$10.16	$9.59	$10.45	$13.47	$15.31	$15.05	$16.14	$19.38
Number of accumulation units outstanding at end of period	1,740	1,021	806	479	357	287	270	270	270	270

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.16	$24.89	$23.46	$21.04	$16.16	$14.31	$13.93	$12.52	$10.69	
Value at end of period	$33.87	$26.16	$24.89	$23.46	$21.04	$16.16	$14.31	$13.93	$12.52	
Number of accumulation units outstanding at end of period	935	1,095	781	174	518	933	791	651	194	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$16.44	$15.03	$14.93	$13.41	$10.30	$9.04	$8.93	$8.08	$6.62	$6.83
Value at end of period	$19.88	$16.44	$15.03	$14.93	$13.41	$10.30	$9.04	$8.93	$8.08	$6.62
Number of accumulation units outstanding at end of period	5,830	3,871	5,464	4,671	8,581	6,257	4,459	3,117	2,084	238
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.72	$19.98	$21.06	$19.03	$14.68	$12.84	$12.95	$11.82	$10.05	
Value at end of period	$25.37	$22.72	$19.98	$21.06	$19.03	$14.68	$12.84	$12.95	$11.82	
Number of accumulation units outstanding at end of period	995	294	334	282	564	425	682	512	307	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.22	$24.89	$25.44	$23.22	$17.46	$15.33	$15.89	$12.81	$11.40	
Value at end of period	$32.15	$26.22	$24.89	$25.44	$23.22	$17.46	$15.33	$15.89	$12.81	
Number of accumulation units outstanding at end of period	377	405	342	205	980	745	503	1,054	1,069	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.74	$15.87	$16.56	$14.90	$11.26	$9.75	$10.08	$8.16	$6.32	
Value at end of period	$20.64	$17.74	$15.87	$16.56	$14.90	$11.26	$9.75	$10.08	$8.16	
Number of accumulation units outstanding at end of period	1,895	791	1,249	1,093	1,194	989	191	182	248	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.64	$15.61	$16.58	$16.02	$11.71	$10.24	$10.80	$8.66	$6.94	$7.29
Value at end of period	$21.00	$18.64	$15.61	$16.58	$16.02	$11.71	$10.24	$10.80	$8.66	$6.94
Number of accumulation units outstanding at end of period	2,818	1,051	1,502	1,527	2,210	1,720	680	377	229	217
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$55.96	$45.59	$46.59	$44.35	$32.65	$28.91	$30.07	$24.51	$19.49	$28.66
Value at end of period	$61.41	$55.96	$45.59	$46.59	$44.35	$32.65	$28.91	$30.07	$24.51	$19.49
Number of accumulation units outstanding at end of period	3,010	3,637	3,865	4,552	5,072	4,236	4,463	4,765	6,835	7,758
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.38	$16.43	$16.82	$16.15	$11.77	$10.37	$10.43	$7.99	$6.18	$9.57
Value at end of period	$21.52	$18.38	$16.43	$16.82	$16.15	$11.77	$10.37	$10.43	$7.99	$6.18
Number of accumulation units outstanding at end of period	3,026	3,140	3,215	2,982	2,833	2,703	2,631	3,000	2,860	2,417
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.88	$14.25	$14.46	$13.89	$12.11	$10.83	$11.33	$10.10	$8.14	$12.48
Value at end of period	$16.91	$14.88	$14.25	$14.46	$13.89	$12.11	$10.83	$11.33	$10.10	$8.14
Number of accumulation units outstanding at end of period	44,754	38,691	47,964	42,808	52,570	47,419	44,371	41,968	34,899	23,030
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.57	$14.86	$15.15	$14.53	$12.25	$10.79	$11.47	$10.16	$8.02	$12.92
Value at end of period	$18.34	$15.57	$14.86	$15.15	$14.53	$12.25	$10.79	$11.47	$10.16	$8.02
Number of accumulation units outstanding at end of period	22,432	23,621	24,323	26,229	27,001	23,515	28,406	29,908	20,555	15,217
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.97	$15.23	$15.59	$14.90	$12.24	$10.75	$11.49	$10.12	$7.91	$13.33
Value at end of period	$19.10	$15.97	$15.23	$15.59	$14.90	$12.24	$10.75	$11.49	$10.12	$7.91
Number of accumulation units outstanding at end of period	14,533	16,811	17,631	20,838	19,793	16,702	18,112	26,986	30,750	22,707
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$16.06	$15.30	$15.66	$14.94	$12.27	$10.77	$11.51	$10.92		
Value at end of period	$19.27	$16.06	$15.30	$15.66	$14.94	$12.27	$10.77	$11.51		
Number of accumulation units outstanding at end of period	3,401	2,265	2,087	1,301	2,302	1,539	474	32		

CFI 259

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2010)										
Value at beginning of period			$8.66	$9.41	$9.05	$10.15	$11.58	$12.14	$11.92	$12.49
Value at end of period			$9.41	$9.05	$10.15	$11.58	$12.14	$11.92	$12.49	$14.14
Number of accumulation units outstanding at end of period			2,673	3,735	5,399	7,531	9,898	11,085	13,647	15,190
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.31	$9.29	$10.74	$11.61	$11.49	$12.43	$13.11	$13.68	$13.50	$13.91
Value at end of period	$9.29	$10.74	$11.61	$11.49	$12.43	$13.11	$13.68	$13.50	$13.91	$14.99
Number of accumulation units outstanding at end of period	662	2,885	5,232	5,471	5,479	5,803	6,720	15,966	11,475	9,987
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$8.87	$7.63	$9.05	$9.92	$9.72	$10.73	$11.59	$12.07	$11.86	$12.38
Value at end of period	$7.63	$9.05	$9.92	$9.72	$10.73	$11.59	$12.07	$11.86	$12.38	$13.46
Number of accumulation units outstanding at end of period	265	974	3,342	3,490	3,606	3,645	3,705	2,797	2,824	2,889
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.48	$13.17	$15.31	$16.77	$16.83	$18.64	$20.61	$21.67	$21.33	$22.23
Value at end of period	$13.17	$15.31	$16.77	$16.83	$18.64	$20.61	$21.67	$21.33	$22.23	$24.23
Number of accumulation units outstanding at end of period	10,065	13,470	16,092	12,232	12,502	10,708	6,509	3,658	3,768	3,785
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.69	$11.78	$14.55	$16.22	$15.53	$17.61	$21.26	$22.34	$21.77	$22.95
Value at end of period	$11.78	$14.55	$16.22	$15.53	$17.61	$21.26	$22.34	$21.77	$22.95	$26.68
Number of accumulation units outstanding at end of period	14,198	18,825	19,501	18,910	20,010	17,614	17,458	8,786	8,068	7,862
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.86	$12.24	$14.71	$16.25	$15.94	$17.85	$20.52	$21.59	$21.17	$22.26
Value at end of period	$12.24	$14.71	$16.25	$15.94	$17.85	$20.52	$21.59	$21.17	$22.26	$25.13
Number of accumulation units outstanding at end of period	24,561	29,351	21,538	18,921	19,987	22,413	20,791	15,734	16,710	9,316
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.00	$10.18	$10.62	$11.12	$11.76	$12.04	$11.57	$12.06	$11.92	$12.03
Value at end of period	$10.18	$10.62	$11.12	$11.76	$12.04	$11.57	$12.06	$11.92	$12.03	$12.24
Number of accumulation units outstanding at end of period	1,879	4,548	4,238	413	901	1,951	2,025	1,891	524	570
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period						$14.35	$17.40	$19.45	$19.40	$21.36
Value at end of period						$17.40	$19.45	$19.40	$21.36	$25.58
Number of accumulation units outstanding at end of period						25	1,091	2,527	3,731	4,952
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.96	$10.84	$14.50	$17.44	$16.66	$19.11	$24.76	$27.46	$26.61	$32.55
Value at end of period	$10.84	$14.50	$17.44	$16.66	$19.11	$24.76	$27.46	$26.61	$32.55	$35.67
Number of accumulation units outstanding at end of period	2,225	1,512	1,706	1,501	1,381	2,399	1,595	1,661	651	685
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.14	$10.51	$14.01	$17.47	$17.61	$20.78	$28.46	$29.28	$27.42	$28.48
Value at end of period	$10.51	$14.01	$17.47	$17.61	$20.78	$28.46	$29.28	$27.42	$28.48	$36.01
Number of accumulation units outstanding at end of period	6,827	7,462	4,733	2,951	3,479	4,042	2,780	3,159	3,389	3,505
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.70	$8.83	$10.13	$9.48	$11.78	$12.08	$13.58	$13.20	$13.14
Value at end of period	$6.70	$8.83	$10.13	$9.48	$11.78	$12.08	$13.58	$13.20	$13.14	$14.35
Number of accumulation units outstanding at end of period	6,334	5,568	5,770	6,122	4,718	4,907	2,850	3,056	2,621	2,923
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.97	$6.04	$8.10	$10.22	$11.03	$12.57	$12.65	$16.20	$16.45	$16.91
Value at end of period	$6.04	$8.10	$10.22	$11.03	$12.57	$12.65	$16.20	$16.45	$16.91	$17.53
Number of accumulation units outstanding at end of period	1,382	1,690	2,187	1,380	1,813	3,647	2,522	2,497	2,245	2,747

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.81	$12.47	$16.19	$17.89	$16.82	$18.61	$24.73	$27.51	$27.94	$29.87
Value at end of period	$12.47	$16.19	$17.89	$16.82	$18.61	$24.73	$27.51	$27.94	$29.87	$35.81
Number of accumulation units outstanding at end of period	959	817	1,356	1,027	706	769	819	511	520	525
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.21	$6.64	$8.16	$10.08	$9.68	$10.90	$15.04	$15.47	$14.81	$18.06
Value at end of period	$6.64	$8.16	$10.08	$9.68	$10.90	$15.04	$15.47	$14.81	$18.06	$19.76
Number of accumulation units outstanding at end of period	143	268	332	54	54	216	494	380	445	486
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.72	$8.59	$10.89	$12.37	$11.94	$13.97	$18.60	$20.01	$18.56	$21.56
Value at end of period	$8.59	$10.89	$12.37	$11.94	$13.97	$18.60	$20.01	$18.56	$21.56	$25.02
Number of accumulation units outstanding at end of period	2,836	3,265	3,608	2,826	2,171	2,271	1,701	1,556	1,791	1,839
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.82	$9.69	$11.07	$12.98	$12.66	$13.30	$17.36	$17.61	$17.01	$19.33
Value at end of period	$9.69	$11.07	$12.98	$12.66	$13.30	$17.36	$17.61	$17.01	$19.33	$21.14
Number of accumulation units outstanding at end of period	43,641	41,533	31,084	29,468	29,887	26,389	27,125	24,862	23,241	16,909
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.76	$8.53	$10.43	$11.57	$11.16	$12.61	$16.64	$18.07	$17.30	$20.46
Value at end of period	$8.53	$10.43	$11.57	$11.16	$12.61	$16.64	$18.07	$17.30	$20.46	$22.97
Number of accumulation units outstanding at end of period	2,259	2,701	2,573	1,388	1,099	1,468	752	680	800	857
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.49	$11.77	$19.91	$23.61	$19.03	$22.35	$20.78	$20.67	$17.17	$19.12
Value at end of period	$11.77	$19.91	$23.61	$19.03	$22.35	$20.78	$20.67	$17.17	$19.12	$26.97
Number of accumulation units outstanding at end of period	1,206	1,614	1,669	1,717	2,486	2,769	2,212	2,679	1,663	1,333
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.33	$11.44	$14.17	$17.19	$17.26	$20.42	$26.49	$30.04	$28.72	$32.48
Value at end of period	$11.44	$14.17	$17.19	$17.26	$20.42	$26.49	$30.04	$28.72	$32.48	$36.43
Number of accumulation units outstanding at end of period	3,536	3,393	3,393	2,472	2,285	3,015	3,922	1,924	2,173	2,323
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.58	$8.69	$10.91	$13.63	$13.26	$15.53	$21.27	$22.73	$21.59	$25.89
Value at end of period	$8.69	$10.91	$13.63	$13.26	$15.53	$21.27	$22.73	$21.59	$25.89	$29.50
Number of accumulation units outstanding at end of period	1,400	1,695	2,140	2,369	2,771	3,198	3,454	743	560	914
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$15.14	$8.91	$11.52	$14.04	$12.72	$15.26	$19.14	$18.13	$18.62	$18.40
Value at end of period	$8.91	$11.52	$14.04	$12.72	$15.26	$19.14	$18.13	$18.62	$18.40	$24.77
Number of accumulation units outstanding at end of period	59,696	63,114	47,380	37,988	34,852	30,387	28,464	27,762	24,287	20,522
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.06	$7.70	$12.68	$14.89	$14.57	$16.70	$18.50	$18.31	$17.22	$19.40
Value at end of period	$7.70	$12.68	$14.89	$14.57	$16.70	$18.50	$18.31	$17.22	$19.40	$20.54
Number of accumulation units outstanding at end of period	7,470	9,301	11,118	903	1,322	2,669	3,578	3,815	2,682	2,869
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.71	$9.08	$11.94	$13.42	$13.62	$15.37	$18.53	$20.49	$21.26	$22.65
Value at end of period	$9.08	$11.94	$13.42	$13.62	$15.37	$18.53	$20.49	$21.26	$22.65	$25.71
Number of accumulation units outstanding at end of period	10,795	14,422	15,181	15,475	20,731	25,889	23,831	26,541	27,234	35,635
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.33	$7.47	$11.38	$14.42	$13.70	$15.68	$20.91	$21.85	$21.98	$23.28
Value at end of period	$7.47	$11.38	$14.42	$13.70	$15.68	$20.91	$21.85	$21.98	$23.28	$28.66
Number of accumulation units outstanding at end of period	55,676	50,939	47,147	42,238	36,350	29,343	25,952	26,903	25,104	21,366
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$11.35	$13.99	$15.86	$15.50	$17.92	$22.92	$24.29	$22.30	$26.12
Value at end of period	$11.35	$13.99	$15.86	$15.50	$17.92	$22.92	$24.29	$22.30	$26.12	$29.94
Number of accumulation units outstanding at end of period	4,910	8,520	7,865	10,133	9,187	8,788	6,053	5,640	5,690	6,178

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$40.13	$40.09	$36.69	$34.24	$24.93	$21.26	$21.79	$18.91	$13.42	$23.54
Value at end of period	$52.87	$40.13	$40.09	$36.69	$34.24	$24.93	$21.26	$21.79	$18.91	$13.42
Number of accumulation units outstanding at end of period	3,106	5,098	6,054	8,340	10,012	10,428	12,141	12,154	12,874	12,537
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.95	$14.88	$15.23	$15.62	$13.85	$11.83	$13.69	$12.20	$8.99	$18.06
Value at end of period	$18.85	$14.95	$14.88	$15.23	$15.62	$13.85	$11.83	$13.69	$12.20	$8.99
Number of accumulation units outstanding at end of period	288	305	302	820	1,740	463	285	1,064	873	849
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.34	$9.30	$9.76	$10.60	$8.93	$7.62	$8.78	$8.18	$6.28	$10.20
Value at end of period	$11.27	$9.34	$9.30	$9.76	$10.60	$8.93	$7.62	$8.78	$8.18	$6.28
Number of accumulation units outstanding at end of period	6,828	6,716	8,264	14,455	14,652	13,590	13,822	14,248	14,037	11,536
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.64	$11.56	$12.68	$13.23	$10.27	$8.55	$9.20	$8.66	$6.64	$11.16
Value at end of period	$14.74	$12.64	$11.56	$12.68	$13.23	$10.27	$8.55	$9.20	$8.66	$6.64
Number of accumulation units outstanding at end of period	1,571	1,650	3,054	6,270	5,530	4,266	3,085	4,583	3,377	1,890
WANGER INTERNATIONAL										
Value at beginning of period	$11.26	$11.58	$11.73	$12.44	$10.31	$8.60	$10.22	$8.29	$5.62	$10.47
Value at end of period	$14.75	$11.26	$11.58	$11.73	$12.44	$10.31	$8.60	$10.22	$8.29	$5.62
Number of accumulation units outstanding at end of period	939	979	997	4,814	4,417	4,601	3,731	3,209	490	89
WANGER SELECT										
Value at beginning of period	$22.97	$20.55	$20.79	$20.44	$15.40	$13.18	$16.24	$13.01	$7.94	$15.81
Value at end of period	$28.69	$22.97	$20.55	$20.79	$20.44	$15.40	$13.18	$16.24	$13.01	$7.94
Number of accumulation units outstanding at end of period	2,069	2,071	2,294	4,840	5,784	5,618	4,686	5,887	5,175	5,239
WANGER USA										
Value at beginning of period	$23.99	$21.40	$21.84	$21.13	$16.02	$13.54	$14.23	$11.70	$8.34	$14.02
Value at end of period	$28.29	$23.99	$21.40	$21.84	$21.13	$16.02	$13.54	$14.23	$11.70	$8.34
Number of accumulation units outstanding at end of period	2,222	2,093	2,905	2,670	3,296	3,267	4,986	4,578	4,253	4,340
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$41.41	$32.58	$34.61	$32.70	$24.01	$21.47	$22.25	$18.40	$14.37	$21.35
Value at end of period	$45.35	$41.41	$32.58	$34.61	$32.70	$24.01	$21.47	$22.25	$18.40	$14.37
Number of accumulation units outstanding at end of period	744	778	880	2,466	3,358	2,945	3,348	3,855	3,962	3,075

TABLE 32

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.57	$20.47	$20.27	$19.62	$14.78	$13.05	$13.97	$13.52		
Value at end of period	$25.84	$20.57	$20.47	$20.27	$19.62	$14.78	$13.05	$13.97		
Number of accumulation units outstanding at end of period	29	29	27	25	22	17	417	8		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$16.39	$15.45	$15.75	$14.01	$11.57	$10.56	$10.92	$10.48		
Value at end of period	$20.84	$16.39	$15.45	$15.75	$14.01	$11.57	$10.56	$10.92		
Number of accumulation units outstanding at end of period	0	134	189	130	42	30	17	225		

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$16.77	$15.56	$16.25	$15.11	$11.82	$10.94	$11.09			
Value at end of period	$20.11	$16.77	$15.56	$16.25	$15.11	$11.82	$10.94			
Number of accumulation units outstanding at end of period	2	288	196	75	1	2	1			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$11.73	$11.37	$11.79	$11.65	$13.00	$12.37	$11.10	$10.76		
Value at end of period	$11.92	$11.73	$11.37	$11.79	$11.65	$13.00	$12.37	$11.10		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	13		
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS^SM (CLASS R-4)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$15.76	$14.22	$13.96	$14.09						
Value at end of period	$19.15	$15.76	$14.22	$13.96						
Number of accumulation units outstanding at end of period	3	1,936	8	0						
AMERICAN FUNDS® - THE BOND FUND OF AMERICA^SM (CLASS R-4)										
Value at beginning of period	$11.45	$11.30	$11.44	$11.00	$11.39	$10.91	$10.39	$9.83	$8.68	$9.69
Value at end of period	$11.65	$11.45	$11.30	$11.44	$11.00	$11.39	$10.91	$10.39	$9.83	$8.68
Number of accumulation units outstanding at end of period	0	28	173	147	426	356	259	80	53	40
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.48	$21.03	$20.26	$18.81	$14.26	$12.00	$12.80	$11.57	$8.72	$14.53
Value at end of period	$27.94	$22.48	$21.03	$20.26	$18.81	$14.26	$12.00	$12.80	$11.57	$8.72
Number of accumulation units outstanding at end of period	636	3,423	1,647	1,535	2,212	2,247	5,546	10,134	8,781	8,273
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$20.70	$18.52	$18.84	$17.20	$13.23	$11.94	$11.32	$10.13	$8.64	$13.11
Value at end of period	$24.50	$20.70	$18.52	$18.84	$17.20	$13.23	$11.94	$11.32	$10.13	$8.64
Number of accumulation units outstanding at end of period	142	165	207	202	470	468	1,267	1,696	1,925	1,529
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$20.57	$16.82	$17.39							
Value at end of period	$22.61	$20.57	$16.82							
Number of accumulation units outstanding at end of period	0	26	4							
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$20.05	$17.60	$18.62	$17.73						
Value at end of period	$22.90	$20.05	$17.60	$18.62						
Number of accumulation units outstanding at end of period	5	5	3	1						
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$9.30	$10.04	$9.58							
Value at end of period	$11.44	$9.30	$10.04							
Number of accumulation units outstanding at end of period	0	47	7							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$25.96	$21.54	$23.47	$22.38	$17.04	$15.27	$15.58	$13.68		
Value at end of period	$27.78	$25.96	$21.54	$23.47	$22.38	$17.04	$15.27	$15.58		
Number of accumulation units outstanding at end of period	2	2	1	0	0	0	0	350		

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.57	$11.89	$14.69	$16.23	$16.72	$18.22	$21.19	$22.89	$22.06	$23.45
Value at end of period	$11.89	$14.69	$16.23	$16.72	$18.22	$21.19	$22.89	$22.06	$23.45	$25.89
Number of accumulation units outstanding at end of period	2,077	2,192	2,356	3,812	203	160	93	99	0	0
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2014)										
Value at beginning of period							$12.52	$13.35	$12.86	$14.55
Value at end of period							$13.35	$12.86	$14.55	$16.73
Number of accumulation units outstanding at end of period							68	117	117	0
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$7.19	$7.91	$9.59	$9.05	$10.39	$13.84	$15.27	$14.27	$16.03
Value at end of period		$7.91	$9.59	$9.05	$10.39	$13.84	$15.27	$14.27	$16.03	$17.91
Number of accumulation units outstanding at end of period		5	10	14	14	14	14	14	14	14
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.43	$18.37	$24.57	$28.39	$27.28	$31.30	$40.50	$44.68	$44.33	$47.19
Value at end of period	$18.37	$24.57	$28.39	$27.28	$31.30	$40.50	$44.68	$44.33	$47.19	$56.69
Number of accumulation units outstanding at end of period	10,582	11,786	10,178	4,037	3,353	3,378	3,695	3,749	2,076	1,684
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.47	$12.70	$16.30	$18.50	$18.41	$21.28	$26.88	$28.80	$27.26	$31.71
Value at end of period	$12.70	$16.30	$18.50	$18.41	$21.28	$26.88	$28.80	$27.26	$31.71	$35.29
Number of accumulation units outstanding at end of period	8,034	8,190	4,970	9,781	2,978	3,013	2,829	3,529	2,407	2,152
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.05	$10.96	$13.86	$16.96	$16.75	$18.94	$25.45	$27.92	$29.49	$29.30
Value at end of period	$10.96	$13.86	$16.96	$16.75	$18.94	$25.45	$27.92	$29.49	$29.30	$39.02
Number of accumulation units outstanding at end of period	6,224	5,701	5,392	5,060	4,065	4,285	4,394	4,539	2,845	1,879
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.20	$12.30	$15.34	$17.10	$13.96	$16.61	$21.36	$19.35	$19.76	$18.49
Value at end of period	$12.30	$15.34	$17.10	$13.96	$16.61	$21.36	$19.35	$19.76	$18.49	$23.75
Number of accumulation units outstanding at end of period	192	208	354	68	106	150	189	225	272	303
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.37	$11.47	$14.60	$18.45	$17.50	$20.42	$27.42	$27.18	$24.81	$31.83
Value at end of period	$11.47	$14.60	$18.45	$17.50	$20.42	$27.42	$27.18	$24.81	$31.83	$34.72
Number of accumulation units outstanding at end of period	2,467	2,447	2,723	1,157	814	919	982	1,942	1,209	902
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.16	$12.25	$13.58	$12.55	$13.66	$17.39	$17.91	$16.89	$18.64
Value at end of period		$12.25	$13.58	$12.55	$13.66	$17.39	$17.91	$16.89	$18.64	$21.14
Number of accumulation units outstanding at end of period		14	394	11	20	15	0	1	2	2
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.15	$35.86	$49.54	$52.94	$54.79	$55.23
Value at end of period					$35.86	$49.54	$52.94	$54.79	$55.23	$69.32
Number of accumulation units outstanding at end of period					67	61	62	63	64	50
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.45	$7.19	$9.09	$9.82	$9.67	$10.86	$13.83	$14.74	$13.69	$14.88
Value at end of period	$7.19	$9.09	$9.82	$9.67	$10.86	$13.83	$14.74	$13.69	$14.88	$16.60
Number of accumulation units outstanding at end of period	2,458	2,744	2,609	4,068	689	733	1,127	1,168	233	47
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.96	$23.19	$28.77	$30.74	$30.79	$34.48	$40.83	$43.67	$43.31	$44.65
Value at end of period	$23.19	$28.77	$30.74	$30.79	$34.48	$40.83	$43.67	$43.31	$44.65	$52.12
Number of accumulation units outstanding at end of period	6	9	0	0	0	0	0	0	0	0

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.82	$11.55	$16.49	$20.45	$19.87	$22.97	$29.97	$33.24	$34.08	$37.74
Value at end of period	$11.55	$16.49	$20.45	$19.87	$22.97	$29.97	$33.24	$34.08	$37.74	$47.40
Number of accumulation units outstanding at end of period	9	15	0	0	0	0	0	0	0	0
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.59	$8.72	$10.88	$13.45	$12.73	$14.37	$18.46	$20.29	$19.24	$22.07
Value at end of period	$8.72	$10.88	$13.45	$12.73	$14.37	$18.46	$20.29	$19.24	$22.07	$23.24
Number of accumulation units outstanding at end of period	2,607	2,762	2,822	963	423	436	2,203	2,191	2,194	2,281
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period		$8.34	$8.74	$10.55	$10.09	$11.01	$14.97	$16.28	$15.95	$17.28
Value at end of period		$8.74	$10.55	$10.09	$11.01	$14.97	$16.28	$15.95	$17.28	$20.16
Number of accumulation units outstanding at end of period		12	33	0	0	0	79	79	78	78
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$64.67	$33.12	$59.33	$74.26	$59.95	$71.40	$76.25	$71.54	$60.59	$63.84
Value at end of period	$33.12	$59.33	$74.26	$59.95	$71.40	$76.25	$71.54	$60.59	$63.84	$84.80
Number of accumulation units outstanding at end of period	1,171	1,250	1,263	483	380	248	293	406	456	55
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$16.01	$13.54	$15.86	$17.97	$17.86	$19.99	$19.67	$19.94	$19.21	$20.17
Value at end of period	$13.54	$15.86	$17.97	$17.86	$19.99	$19.67	$19.94	$19.21	$20.17	$21.13
Number of accumulation units outstanding at end of period	9	15	0	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$12.92	$7.92	$10.71	$13.02	$12.55	$14.59	$20.28	$22.38	$20.75	$24.15
Value at end of period	$7.92	$10.71	$13.02	$12.55	$14.59	$20.28	$22.38	$20.75	$24.15	$27.17
Number of accumulation units outstanding at end of period	687	784	263	236	20	14	0	0	0	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.80	$8.74	$10.45	$11.53	$11.15	$12.23	$14.03	$14.93	$14.64	$15.27
Value at end of period	$8.74	$10.45	$11.53	$11.15	$12.23	$14.03	$14.93	$14.64	$15.27	$17.03
Number of accumulation units outstanding at end of period	1,154	1,734	2,299	0	0	0	2	64	6	6
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.73	$10.75	$12.54	$13.36	$14.70	$15.76	$14.10	$14.33	$13.74	$14.24
Value at end of period	$10.75	$12.54	$13.36	$14.70	$15.76	$14.10	$14.33	$13.74	$14.24	$14.55
Number of accumulation units outstanding at end of period	314	147	110	632	9	9	0	0	1,976	0
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.92	$7.58	$12.00	$13.96	$13.53	$15.47	$17.09	$16.86	$15.96	$17.97
Value at end of period	$7.58	$12.00	$13.96	$13.53	$15.47	$17.09	$16.86	$15.96	$17.97	$18.99
Number of accumulation units outstanding at end of period	994	741	286	138	3	3	92	206	276	3
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.53	$14.17	$16.60	$18.44	$17.74	$20.25	$20.40	$20.43	$19.28	$20.18
Value at end of period	$14.17	$16.60	$18.44	$17.74	$20.25	$20.40	$20.43	$19.28	$20.18	$20.36
Number of accumulation units outstanding at end of period	974	1,256	1,615	737	303	304	105	108	59	59
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.28	$14.37	$16.88	$18.99	$18.47	$20.69	$23.80	$24.91	$24.10	$25.61
Value at end of period	$14.37	$16.88	$18.99	$18.47	$20.69	$23.80	$24.91	$24.10	$25.61	$28.96
Number of accumulation units outstanding at end of period	208	34	33	31	19	19	19	339	339	123
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.59	$9.65	$11.42	$13.21	$13.50	$14.18	$13.41	$13.45	$12.52	$13.12
Value at end of period	$9.65	$11.42	$13.21	$13.50	$14.18	$13.41	$13.45	$12.52	$13.12	$14.18
Number of accumulation units outstanding at end of period	9,805	9,210	4,484	3,916	1,569	1,575	1,590	2,425	2,422	1,327

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.73	$9.31	$10.01							
Value at end of period	$11.86	$9.73	$9.31							
Number of accumulation units outstanding at end of period	836	1,413	1,410							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.07	$12.23	$12.41	$12.58	$12.77	$12.95	$13.14	$13.29	$13.45	$13.29
Value at end of period	$11.97	$12.07	$12.23	$12.41	$12.58	$12.77	$12.95	$13.14	$13.29	$13.45
Number of accumulation units outstanding at end of period	9,623	9,781	10,937	8,050	7,944	7,792	15,525	11,458	15,436	16,416
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$24.72	$22.85	$23.52	$21.55	$16.74	$14.67	$14.92	$13.26	$10.33	$16.81
Value at end of period	$29.32	$24.72	$22.85	$23.52	$21.55	$16.74	$14.67	$14.92	$13.26	$10.33
Number of accumulation units outstanding at end of period	974	1,824	1,775	1,847	1,856	1,244	2,560	3,361	125	191
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.89	$16.73	$17.32	$17.37	$16.69	$14.85	$14.43	$12.81	$8.70	$11.40
Value at end of period	$19.78	$18.89	$16.73	$17.32	$17.37	$16.69	$14.85	$14.43	$12.81	$8.70
Number of accumulation units outstanding at end of period	387	388	2,164	2,003	1,331	1,152	649	1,034	894	754
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.97	$30.34	$30.52	$27.20	$20.76	$18.40	$18.69	$16.64	$13.70	$22.14
Value at end of period	$40.51	$32.97	$30.34	$30.52	$27.20	$20.76	$18.40	$18.69	$16.64	$13.70
Number of accumulation units outstanding at end of period	1,064	1,196	1,429	1,506	1,149	1,194	6,760	3,707	3,512	4,528
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$39.90	$34.26	$35.40	$32.78	$24.72	$21.31	$21.87	$18.20	$14.02	$22.78
Value at end of period	$44.66	$39.90	$34.26	$35.40	$32.78	$24.72	$21.31	$21.87	$18.20	$14.02
Number of accumulation units outstanding at end of period	1,247	1,611	1,935	1,631	982	978	3,528	3,702	5,013	7,286
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.50	$23.51	$24.64	$23.71	$16.86	$15.22	$15.56	$12.85	$10.44	$15.95
Value at end of period	$31.96	$29.50	$23.51	$24.64	$23.71	$16.86	$15.22	$15.56	$12.85	$10.44
Number of accumulation units outstanding at end of period	544	545	545	545	546	546	2,098	1,768	1,675	1,919
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.02	$21.41	$21.60	$20.54	$20.87	$19.35	$18.26	$16.87	$15.34	$17.00
Value at end of period	$22.80	$22.02	$21.41	$21.60	$20.54	$20.87	$19.35	$18.26	$16.87	$15.34
Number of accumulation units outstanding at end of period	2,820	7,281	8,385	3,378	1,501	1,400	5,374	2,823	8,270	7,873
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.64	$8.69	$8.90	$9.60	$8.02	$6.85	$7.92	$7.45	$6.86	
Value at end of period	$10.63	$8.64	$8.69	$8.90	$9.60	$8.02	$6.85	$7.92	$7.45	
Number of accumulation units outstanding at end of period	40	40	40	40	40	58	562	353	416	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.56	$18.12	$17.28	$15.43	$11.96	$10.27	$10.31			
Value at end of period	$23.74	$18.56	$18.12	$17.28	$15.43	$11.96	$10.27			
Number of accumulation units outstanding at end of period	2,097	3,089	5,132	5,095	1,037	1,008	3,325			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.94	$12.42	$13.19	$12.16	$9.42	$8.34	$8.17	$6.95	$6.25	$9.08
Value at end of period	$15.60	$13.94	$12.42	$13.19	$12.16	$9.42	$8.34	$8.17	$6.95	$6.25
Number of accumulation units outstanding at end of period	2,091	17,525	18,098	3,235	3,958	1,159	2,789	2,949	3,989	3,584
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.97	$24.56	$24.80	$23.11	$17.77	$15.79	$16.10	$12.53	$8.99	$14.62
Value at end of period	$32.02	$25.97	$24.56	$24.80	$23.11	$17.77	$15.79	$16.10	$12.53	$8.99
Number of accumulation units outstanding at end of period	103	106	75	49	20	16	16	292	241	224

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.06	$14.97	$15.25	$13.41	$10.42	$9.56	$10.14	$8.86	$7.22	$11.19
Value at end of period	$19.27	$16.06	$14.97	$15.25	$13.41	$10.42	$9.56	$10.14	$8.86	$7.22
Number of accumulation units outstanding at end of period	319	354	334	324	312	298	399	379	353	327
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.06	$24.81	$23.40	$20.99	$16.13	$14.30	$13.92	$12.52	$10.69	
Value at end of period	$33.72	$26.06	$24.81	$23.40	$20.99	$16.13	$14.30	$13.92	$12.52	
Number of accumulation units outstanding at end of period	113	167	155	140	110	97	84	67	50	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$16.37	$14.97	$14.88	$13.37	$10.27	$9.02	$8.92	$8.07	$6.62	$7.15
Value at end of period	$19.78	$16.37	$14.97	$14.88	$13.37	$10.27	$9.02	$8.92	$8.07	$6.62
Number of accumulation units outstanding at end of period	0	61	916	795	654	510	942	310	2,121	1,895
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.64	$19.92	$21.00	$18.99	$14.65	$12.82	$12.94	$11.81	$10.05	
Value at end of period	$25.26	$22.64	$19.92	$21.00	$18.99	$14.65	$12.82	$12.94	$11.81	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	21	13	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.12	$24.81	$25.37	$23.17	$17.42	$15.31	$15.88	$12.80	$11.40	
Value at end of period	$32.01	$26.12	$24.81	$25.37	$23.17	$17.42	$15.31	$15.88	$12.80	
Number of accumulation units outstanding at end of period	72	61	47	37	29	30	30	52	43	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$17.67	$15.81	$16.50	$14.86	$11.23	$9.74	$10.07	$9.30		
Value at end of period	$20.54	$17.67	$15.81	$16.50	$14.86	$11.23	$9.74	$10.07		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	4		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.56	$15.55	$16.53	$15.98	$11.68	$10.22	$10.79	$8.66	$7.79	
Value at end of period	$20.90	$18.56	$15.55	$16.53	$15.98	$11.68	$10.22	$10.79	$8.66	
Number of accumulation units outstanding at end of period	0	137	97	46	19	16	12	331	4	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$55.41	$45.16	$46.18	$43.98	$32.39	$28.70	$29.86	$24.36	$19.37	$28.51
Value at end of period	$60.78	$55.41	$45.16	$46.18	$43.98	$32.39	$28.70	$29.86	$24.36	$19.37
Number of accumulation units outstanding at end of period	145	174	168	112	154	176	366	472	626	1,575
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.24	$16.32	$16.70	$16.05	$11.71	$10.31	$10.38	$7.95	$6.16	$9.54
Value at end of period	$21.34	$18.24	$16.32	$16.70	$16.05	$11.71	$10.31	$10.38	$7.95	$6.16
Number of accumulation units outstanding at end of period	257	312	312	313	314	346	534	479	1,402	1,067
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.79	$14.17	$14.39	$13.83	$12.06	$10.79	$11.30	$10.07	$8.13	$12.47
Value at end of period	$16.81	$14.79	$14.17	$14.39	$13.83	$12.06	$10.79	$11.30	$10.07	$8.13
Number of accumulation units outstanding at end of period	3,483	3,544	3,225	2,994	1,515	1,307	12,126	10,257	7,566	3,532
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.48	$14.79	$15.07	$14.47	$12.20	$10.76	$11.44	$10.13	$8.01	$12.90
Value at end of period	$18.23	$15.48	$14.79	$15.07	$14.47	$12.20	$10.76	$11.44	$10.13	$8.01
Number of accumulation units outstanding at end of period	1,584	2,493	4,460	4,115	3,021	2,552	3,543	125	817	432
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.88	$15.14	$15.51	$14.84	$12.19	$10.71	$11.46	$10.10	$7.89	$13.31
Value at end of period	$18.98	$15.88	$15.14	$15.51	$14.84	$12.19	$10.71	$11.46	$10.10	$7.89
Number of accumulation units outstanding at end of period	1,668	3,727	3,396	2,762	833	1,233	5,178	513	388	252

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$16.01	$15.26	$15.62	$14.92	$12.25	$11.88				
Value at end of period	$19.20	$16.01	$15.26	$15.62	$14.92	$12.25				
Number of accumulation units outstanding at end of period	4,227	3,793	3,264	2,869	2,422	1,922				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.44	$11.87	$12.10	$11.54	$10.13	$9.04	$9.40	$8.46	$8.00	
Value at end of period	$14.07	$12.44	$11.87	$12.10	$11.54	$10.13	$9.04	$9.40	$8.46	
Number of accumulation units outstanding at end of period	0	16	14	13	11	8	6	4	2	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.83	$13.43	$13.61	$13.06	$12.38	$11.45	$11.57	$10.71	$9.27	$11.29
Value at end of period	$14.90	$13.83	$13.43	$13.61	$13.06	$12.38	$11.45	$11.57	$10.71	$9.27
Number of accumulation units outstanding at end of period	420	421	464	56	0	0	0	0	0	194
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.00	$21.12	$21.47	$20.43	$18.49	$16.70	$16.65	$15.21	$13.09	$17.38
Value at end of period	$23.97	$22.00	$21.12	$21.47	$20.43	$18.49	$16.70	$16.65	$15.21	$13.09
Number of accumulation units outstanding at end of period	880	881	1,014	1,007	996	986	1,031	1,892	1,703	1,564
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.71	$21.55	$22.13	$21.07	$17.46	$15.41	$16.10	$14.45	$11.71	$18.58
Value at end of period	$26.39	$22.71	$21.55	$22.13	$21.07	$17.46	$15.41	$16.10	$14.45	$11.71
Number of accumulation units outstanding at end of period	6	24	23	59	298	305	300	1,167	786	311
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.03	$20.96	$21.39	$20.34	$17.70	$15.81	$16.13	$14.61	$12.17	$17.76
Value at end of period	$24.86	$22.03	$20.96	$21.39	$20.34	$17.70	$15.81	$16.13	$14.61	$12.17
Number of accumulation units outstanding at end of period	414	449	533	535	419	700	758	791	780	871
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.98	$11.87	$12.02	$11.54	$12.01	$11.73	$11.11	$10.62	$10.68	
Value at end of period	$12.18	$11.98	$11.87	$12.02	$11.54	$12.01	$11.73	$11.11	$10.62	
Number of accumulation units outstanding at end of period	5	23	23	24	5	5	5	4	2	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.31	$26.42	$27.28	$24.61	$19.01	$16.58	$17.37	$14.44	$10.80	$14.92
Value at end of period	$35.39	$32.31	$26.42	$27.28	$24.61	$19.01	$16.58	$17.37	$14.44	$10.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	254	250	46
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.27	$27.23	$29.09	$28.29	$20.67	$17.53	$17.40	$13.95	$10.47	$18.09
Value at end of period	$35.73	$28.27	$27.23	$29.09	$28.29	$20.67	$17.53	$17.40	$13.95	$10.47
Number of accumulation units outstanding at end of period	1	1	1	1	16	16	75	1,112	932	937
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.08	$13.16	$13.54	$12.04	$11.75	$9.46	$10.12	$8.82	$6.69	$9.74
Value at end of period	$14.28	$13.08	$13.16	$13.54	$12.04	$11.75	$9.46	$10.12	$8.82	$6.69
Number of accumulation units outstanding at end of period	56	56	57	57	69	497	1,526	967	938	893
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.82	$16.37	$16.13	$12.60	$12.53	$11.00	$10.19	$8.08	$6.03	$9.96
Value at end of period	$17.43	$16.82	$16.37	$16.13	$12.60	$12.53	$11.00	$10.19	$8.08	$6.03
Number of accumulation units outstanding at end of period	0	829	806	783	742	714	13	37	28	18
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.64	$27.74	$27.33	$24.58	$18.51	$16.73	$17.81	$16.12	$12.43	$20.75
Value at end of period	$35.52	$29.64	$27.74	$27.33	$24.58	$18.51	$16.73	$17.81	$16.12	$12.43
Number of accumulation units outstanding at end of period	97	97	98	98	54	36	919	184	131	156

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.40	$18.43	$19.89	$18.49	$13.90	$11.88	$12.31	$10.85	$8.57	$13.68
Value at end of period	$24.82	$21.40	$18.43	$19.89	$18.49	$13.90	$11.88	$12.31	$10.85	$8.57
Number of accumulation units outstanding at end of period	143	143	262	144	144	136	259	2,850	2,470	2,225
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.22	$16.91	$17.52	$16.32	$13.25	$11.92	$12.22	$11.04	$9.13	$12.09
Value at end of period	$21.01	$19.22	$16.91	$17.52	$16.32	$13.25	$11.92	$12.22	$11.04	$9.13
Number of accumulation units outstanding at end of period	6,651	7,027	7,035	7,469	5,495	5,478	8,138	9,820	14,368	13,615
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S) (Funds were first received in this option during September 2009)										
Value at beginning of period	$20.34	$17.20	$17.98	$16.57	$12.56	$11.12	$11.53	$10.40	$10.17	
Value at end of period	$22.83	$20.34	$17.20	$17.98	$16.57	$12.56	$11.12	$11.53	$10.40	
Number of accumulation units outstanding at end of period	0	1	1	1	16	0	0	269	269	
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.01	$17.08	$20.57	$20.69	$22.27	$18.97	$23.55	$19.86	$11.74	$24.45
Value at end of period	$26.80	$19.01	$17.08	$20.57	$20.69	$22.27	$18.97	$23.55	$19.86	$11.74
Number of accumulation units outstanding at end of period	31	621	481	346	241	214	885	523	485	405
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.25	$28.53	$29.85	$26.34	$20.31	$17.17	$17.11	$14.12	$11.40	$17.28
Value at end of period	$36.15	$32.25	$28.53	$29.85	$26.34	$20.31	$17.17	$17.11	$14.12	$11.40
Number of accumulation units outstanding at end of period	59	89	95	94	92	108	651	1,123	751	714
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$25.73	$21.47	$22.62	$21.18	$15.47	$13.22	$13.60	$10.89	$8.67	$12.56
Value at end of period	$29.31	$25.73	$21.47	$22.62	$21.18	$15.47	$13.22	$13.60	$10.89	$8.67
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	345	281	16	7
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.29	$18.52	$18.05	$17.89	$14.28	$11.91	$13.15	$11.49	$8.36	$14.20
Value at end of period	$24.61	$18.29	$18.52	$18.05	$17.89	$14.28	$11.91	$13.15	$11.49	$8.36
Number of accumulation units outstanding at end of period	3,219	5,133	6,150	5,790	4,929	5,399	9,845	12,899	17,633	19,338
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.30	$17.13	$18.23	$18.43	$16.64	$14.53	$14.85	$12.66	$7.69	$8.45
Value at end of period	$20.42	$19.30	$17.13	$18.23	$18.43	$16.64	$14.53	$14.85	$12.66	$7.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	115	115	44
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.52	$21.15	$20.39	$18.44	$15.31	$13.57	$13.38	$11.91	$9.07	$12.69
Value at end of period	$25.55	$22.52	$21.15	$20.39	$18.44	$15.31	$13.57	$13.38	$11.91	$9.07
Number of accumulation units outstanding at end of period	0	0	196	624	14	19	317	6,848	6,491	5,791
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.15	$21.86	$21.74	$19.73	$14.81	$12.94	$13.63	$10.76	$7.46	$13.31
Value at end of period	$28.47	$23.15	$21.86	$21.74	$19.73	$14.81	$12.94	$13.63	$10.76	$7.46
Number of accumulation units outstanding at end of period	1,639	1,837	2,438	2,159	2,093	2,229	3,693	3,410	4,546	4,746
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.94	$22.16	$24.15	$22.80	$17.83	$15.44	$15.80	$13.95	$11.32	$17.86
Value at end of period	$29.72	$25.94	$22.16	$24.15	$22.80	$17.83	$15.44	$15.80	$13.95	$11.32
Number of accumulation units outstanding at end of period	4	4	5	5	5	5	684	76	96	89
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$39.72	$39.70	$36.35	$33.93	$24.72	$21.10	$21.64	$18.79	$13.33	$23.41
Value at end of period	$52.30	$39.72	$39.70	$36.35	$33.93	$24.72	$21.10	$21.64	$18.79	$13.33
Number of accumulation units outstanding at end of period	259	330	443	415	258	270	704	1,867	2,929	2,101
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.86	$14.80	$15.16	$15.55	$13.80	$11.79	$13.65	$12.17	$8.97	$18.03
Value at end of period	$18.73	$14.86	$14.80	$15.16	$15.55	$13.80	$11.79	$13.65	$12.17	$8.97
Number of accumulation units outstanding at end of period	17	17	17	13	10	8	5	0	13	13

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.30	$9.27	$9.73	$10.57	$8.91	$7.61	$8.77	$8.17	$6.28	$10.20
Value at end of period	$11.22	$9.30	$9.27	$9.73	$10.57	$8.91	$7.61	$8.77	$8.17	$6.28
Number of accumulation units outstanding at end of period	119	119	608	302	286	276	5,123	2,433	2,731	2,352
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$12.57	$11.50	$12.63	$13.18	$10.23	$8.53	$9.18	$9.00		
Value at end of period	$14.65	$12.57	$11.50	$12.63	$13.18	$10.23	$8.53	$9.18		
Number of accumulation units outstanding at end of period	3	3	65	57	47	34	19	3		
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.20	$11.53	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28	$7.94	
Value at end of period	$14.67	$11.20	$11.53	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28	
Number of accumulation units outstanding at end of period	0	41	41	23	0	0	0	372	352	
WANGER SELECT										
Value at beginning of period	$22.82	$20.43	$20.67	$20.34	$15.33	$13.13	$16.19	$12.98	$7.92	$15.78
Value at end of period	$28.50	$22.82	$20.43	$20.67	$20.34	$15.33	$13.13	$16.19	$12.98	$7.92
Number of accumulation units outstanding at end of period	0	0	0	0	0	97	837	88	175	148
WANGER USA										
Value at beginning of period	$23.84	$21.28	$21.72	$21.03	$15.95	$13.49	$14.18	$11.66	$8.32	$14.00
Value at end of period	$28.10	$23.84	$21.28	$21.72	$21.03	$15.95	$13.49	$14.18	$11.66	$8.32
Number of accumulation units outstanding at end of period	92	92	311	93	93	93	357	5,828	5,342	4,832
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$41.07	$32.33	$34.37	$32.48	$23.87	$21.34	$22.13	$18.32	$14.31	$21.28
Value at end of period	$44.96	$41.07	$32.33	$34.37	$32.48	$23.87	$21.34	$22.13	$18.32	$14.31
Number of accumulation units outstanding at end of period	59	59	159	159	269	269	279	801	955	786

TABLE 33
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$20.50	$20.40	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93	$12.83	
Value at end of period	$25.73	$20.50	$20.40	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	680	596	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.32	$15.40	$15.70	$13.97	$11.55	$10.54	$10.90	$9.55	$8.87	
Value at end of period	$20.74	$16.32	$15.40	$15.70	$13.97	$11.55	$10.54	$10.90	$9.55	
Number of accumulation units outstanding at end of period	175	195	217	241	1,354	1,369	1,505	578	101	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.70	$15.50	$16.20	$15.07	$11.79	$10.92	$10.87	$9.83	$8.82	
Value at end of period	$20.02	$16.70	$15.50	$16.20	$15.07	$11.79	$10.92	$10.87	$9.83	
Number of accumulation units outstanding at end of period	295	324	390	463	1,404	1,407	1,614	565	603	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$11.69	$11.33	$11.75	$11.62	$12.98	$12.35	$11.10	$11.00		
Value at end of period	$11.87	$11.69	$11.33	$11.75	$11.62	$12.98	$12.35	$11.10		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	768	163		
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.69	$14.16	$13.91	$12.97	$10.01	$8.68	$8.98	$8.00	$7.39	
Value at end of period	$19.06	$15.69	$14.16	$13.91	$12.97	$10.01	$8.68	$8.98	$8.00	
Number of accumulation units outstanding at end of period	628	1,381	1,382	1,383	1,384	1,681	1,989	1,151	456	
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$13.84	$13.29	$13.14	$13.10	$10.28	$8.55	$10.13	$8.23	$8.05	
Value at end of period	$17.30	$13.84	$13.29	$13.14	$13.10	$10.28	$8.55	$10.13	$8.23	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,086	960	
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.40	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38	$10.44		
Value at end of period	$11.59	$11.40	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	59	59		
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.34	$20.91	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70	$14.50
Value at end of period	$27.75	$22.34	$20.91	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70
Number of accumulation units outstanding at end of period	919	1,978	2,027	1,471	1,673	2,355	3,270	1,134	1,554	649
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$20.57	$18.42	$18.74	$17.11	$13.18	$11.89	$11.28	$10.11	$8.62	$13.09
Value at end of period	$24.34	$20.57	$18.42	$18.74	$17.11	$13.18	$11.89	$11.28	$10.11	$8.62
Number of accumulation units outstanding at end of period	40	97	160	221	466	245	723	0	0	149
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$20.51	$16.78	$19.00	$17.58	$12.35	$10.77	$11.55			
Value at end of period	$22.53	$20.51	$16.78	$19.00	$17.58	$12.35	$10.77			
Number of accumulation units outstanding at end of period	57	40	40	41	41	41	32			
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$25.86	$21.46	$23.40	$22.33	$17.00	$15.25	$15.57	$12.63		
Value at end of period	$27.66	$25.86	$21.46	$23.40	$22.33	$17.00	$15.25	$15.57		
Number of accumulation units outstanding at end of period	103	103	104	114	397	411	395	74		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.21	$21.85	$22.67	$21.00	$18.07	$16.59	$16.11	$14.59	$11.82	$17.47
Value at end of period	$25.61	$23.21	$21.85	$22.67	$21.00	$18.07	$16.59	$16.11	$14.59	$11.82
Number of accumulation units outstanding at end of period	177	177	177	177	177	177	361	177	177	178
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$14.49	$12.81	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16	$8.87
Value at end of period	$16.65	$14.49	$12.81	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,129	989	150
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.96	$14.22	$15.22	$13.80	$10.36	$9.03	$9.58	$8.10		
Value at end of period	$17.82	$15.96	$14.22	$15.22	$13.80	$10.36	$9.03	$9.58		
Number of accumulation units outstanding at end of period	0	103	0	0	124	124	125	118		

CFI 271

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.24	$18.26	$24.41	$28.18	$27.06	$31.04	$40.14	$44.27	$43.90	$46.71
Value at end of period	$18.26	$24.41	$28.18	$27.06	$31.04	$40.14	$44.27	$43.90	$46.71	$56.08
Number of accumulation units outstanding at end of period	6,546	6,050	4,140	4,221	2,578	1,623	1,179	1,994	1,917	1,476
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.34	$12.62	$16.19	$18.36	$18.26	$21.11	$26.64	$28.54	$27.00	$31.39
Value at end of period	$12.62	$16.19	$18.36	$18.26	$21.11	$26.64	$28.54	$27.00	$31.39	$34.91
Number of accumulation units outstanding at end of period	2,271	3,869	2,067	3,167	1,472	976	837	2,019	1,697	1,683
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.93	$10.89	$13.77	$16.84	$16.62	$18.78	$25.22	$27.66	$29.20	$29.00
Value at end of period	$10.89	$13.77	$16.84	$16.62	$18.78	$25.22	$27.66	$29.20	$29.00	$38.60
Number of accumulation units outstanding at end of period	6,516	7,724	5,694	10,097	4,985	2,698	2,266	2,300	2,298	2,297
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.08	$12.22	$15.23	$16.97	$13.85	$16.47	$21.17	$19.17	$19.57	$18.30
Value at end of period	$12.22	$15.23	$16.97	$13.85	$16.47	$21.17	$19.17	$19.57	$18.30	$23.49
Number of accumulation units outstanding at end of period	1,146	1,785	1,135	2,431	1,060	333	333	317	288	288
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.32	$11.43	$14.54	$18.36	$17.41	$20.30	$27.25	$27.00	$24.63	$31.59
Value at end of period	$11.43	$14.54	$18.36	$17.41	$20.30	$27.25	$27.00	$24.63	$31.59	$34.43
Number of accumulation units outstanding at end of period	768	325	0	726	334	8	8	8	0	0
INVESCO MID CAP CORE EQUITY FUND (CLASS A) (Funds were first received in this option during October 2009)										
Value at beginning of period		$11.43	$12.24	$13.57	$12.54	$13.63	$17.35	$17.86	$16.83	$18.57
Value at end of period		$12.24	$13.57	$12.54	$13.63	$17.35	$17.86	$16.83	$18.57	$21.05
Number of accumulation units outstanding at end of period		24	172	313	128	128	128	128	128	127
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I) (Funds were first received in this option during April 2012)										
Value at beginning of period					$37.15	$35.85	$49.49	$52.87	$54.69	$55.10
Value at end of period					$35.85	$49.49	$52.87	$54.69	$55.10	$69.12
Number of accumulation units outstanding at end of period					348	316	280	333	333	84
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.40	$7.16	$9.05	$9.76	$9.61	$10.78	$13.73	$14.63	$13.58	$14.75
Value at end of period	$7.16	$9.05	$9.76	$9.61	$10.78	$13.73	$14.63	$13.58	$14.75	$16.44
Number of accumulation units outstanding at end of period	2,674	2,693	2,109	6,554	2,176	2,174	1,917	1,754	1,692	212
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$10.92	$11.48	$16.37	$20.30	$19.71	$22.78	$29.71	$32.93	$33.74	$37.35
Value at end of period	$11.48	$16.37	$20.30	$19.71	$22.78	$29.71	$32.93	$33.74	$37.35	$46.89
Number of accumulation units outstanding at end of period	13	13	13	13	13	13	13	0	0	0
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.25	$18.97	$21.16	$22.51	$23.67	$25.26	$24.85	$25.69	$25.36	$25.60
Value at end of period	$18.97	$21.16	$22.51	$23.67	$25.26	$24.85	$25.69	$25.36	$25.60	$26.13
Number of accumulation units outstanding at end of period	8	8	8	8	8	8	8	0	0	0
JANUS HENDERSON GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$10.99	$11.78	$15.98	$18.23	$15.49	$18.33	$23.18	$24.54	$23.62	$23.75
Value at end of period	$11.78	$15.98	$18.23	$15.49	$18.33	$23.18	$24.54	$23.62	$23.75	$29.72
Number of accumulation units outstanding at end of period	4	4	4	4	4	4	4	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$10.07	$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98	$16.13	$20.05
Value at end of period	$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98	$16.13	$20.05	$21.68
Number of accumulation units outstanding at end of period	4	0	93	154	0	0	0	0	0	0

CFI 272

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.90	$19.10	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54
Value at end of period	$23.05	$21.90	$19.10	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	432	1,644	1,002	1,229	2,209
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.19	$15.88	$16.21	$14.92	$10.98	$10.06	$10.53	$8.72	$6.79	$11.28
Value at end of period	$20.04	$17.19	$15.88	$16.21	$14.92	$10.98	$10.06	$10.53	$8.72	$6.79
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	424
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$63.32	$60.13	$71.03	$75.74	$70.96	$59.61	$73.88	$59.05	$32.99	$64.43
Value at end of period	$84.07	$63.32	$60.13	$71.03	$75.74	$70.96	$59.61	$73.88	$59.05	$32.99
Number of accumulation units outstanding at end of period	497	620	625	521	666	666	174	232	393	296
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$31.01	$31.45	$30.71	$30.48	$24.30	$20.35	$22.52	$19.71	$14.32	$13.46
Value at end of period	$41.75	$31.01	$31.45	$30.71	$30.48	$24.30	$20.35	$22.52	$19.71	$14.32
Number of accumulation units outstanding at end of period	0	0	0	13	13	13	13	13	13	13
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.01	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90
Value at end of period	$27.00	$24.01	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	136	0	0	42
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.14	$14.53	$14.83	$13.94	$12.16	$11.09	$11.47	$10.40	$8.70	$12.75
Value at end of period	$16.88	$15.14	$14.53	$14.83	$13.94	$12.16	$11.09	$11.47	$10.40	$8.70
Number of accumulation units outstanding at end of period	731	731	731	0	0	235	342	0	960	192
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.15	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72	$11.71
Value at end of period	$14.45	$14.15	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72
Number of accumulation units outstanding at end of period	531	531	531	532	1,085	1,085	639	759	859	4
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.86	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89
Value at end of period	$18.86	$17.86	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57
Number of accumulation units outstanding at end of period	182	182	182	182	183	183	509	844	583	516
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.05	$19.16	$20.32	$20.30	$20.16	$17.68	$18.38	$16.56	$14.14	$13.50
Value at end of period	$20.22	$20.05	$19.16	$20.32	$20.30	$20.16	$17.68	$18.38	$16.56	$14.14
Number of accumulation units outstanding at end of period	855	1,214	1,242	1,269	2,072	2,074	1,477	1,279	893	1,557
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$25.35	$23.86	$24.68	$23.59	$20.52	$18.33	$18.85	$16.77	$14.28	$20.16
Value at end of period	$28.65	$25.35	$23.86	$24.68	$23.59	$20.52	$18.33	$18.85	$16.77	$14.28
Number of accumulation units outstanding at end of period	356	456	457	458	459	561	599	1,420	1,459	1,357
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.04	$12.45	$13.37	$13.35	$14.12	$13.44	$13.16	$11.39	$9.62	$11.56
Value at end of period	$14.09	$13.04	$12.45	$13.37	$13.35	$14.12	$13.44	$13.16	$11.39	$9.62
Number of accumulation units outstanding at end of period	49	486	487	283	288	1,412	1,076	454	1,304	699
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during March 2015)										
Value at beginning of period	$9.72	$9.31	$10.01							
Value at end of period	$11.85	$9.72	$9.31							
Number of accumulation units outstanding at end of period	162	846	873							

CFI 273

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.95	$12.11	$12.29	$12.47	$12.66	$12.85	$13.04	$13.20	$13.36	$13.21
Value at end of period	$11.84	$11.95	$12.11	$12.29	$12.47	$12.66	$12.85	$13.04	$13.20	$13.36
Number of accumulation units outstanding at end of period	3,554	3,512	3,168	3,008	2,739	2,718	3,190	1,614	4,626	5,570
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$24.47	$22.63	$23.30	$21.36	$16.60	$14.55	$14.81	$13.17	$10.27	$16.71
Value at end of period	$29.01	$24.47	$22.63	$23.30	$21.36	$16.60	$14.55	$14.81	$13.17	$10.27
Number of accumulation units outstanding at end of period	3,984	4,050	4,447	3,174	3,220	7,133	9,334	10,332	13,350	7,858
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.78	$16.64	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78	$12.67	
Value at end of period	$19.65	$18.78	$16.64	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78	
Number of accumulation units outstanding at end of period	40	54	71	88	343	343	495	793	611	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.64	$30.05	$30.24	$26.96	$20.59	$18.26	$18.56	$16.53	$13.62	$22.02
Value at end of period	$40.08	$32.64	$30.05	$30.24	$26.96	$20.59	$18.26	$18.56	$16.53	$13.62
Number of accumulation units outstanding at end of period	2,154	2,156	2,402	2,041	2,043	2,318	5,764	2,891	6,208	3,313
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$39.53	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67
Value at end of period	$44.23	$39.53	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94
Number of accumulation units outstanding at end of period	1,325	1,337	1,340	1,142	1,143	1,737	2,318	2,168	3,104	2,902
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.23	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87
Value at end of period	$31.65	$29.23	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39
Number of accumulation units outstanding at end of period	0	0	0	15	15	509	2,426	28	719	612
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.79	$21.20	$21.40	$20.36	$20.69	$19.20	$18.13	$16.75	$15.24	$16.91
Value at end of period	$22.55	$21.79	$21.20	$21.40	$20.36	$20.69	$19.20	$18.13	$16.75	$15.24
Number of accumulation units outstanding at end of period	410	415	422	41	41	42	1,295	977	1,491	1,041
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.60	$8.66	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44	$6.86	
Value at end of period	$10.58	$8.60	$8.66	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44	
Number of accumulation units outstanding at end of period	0	0	0	12	12	12	36	37	38	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.51	$18.07	$17.24	$15.41	$11.94	$10.27	$10.30			
Value at end of period	$23.66	$18.51	$18.07	$17.24	$15.41	$11.94	$10.27			
Number of accumulation units outstanding at end of period	3,906	5,570	5,609	3,645	2,608	4,629	5,342			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.87	$12.36	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07
Value at end of period	$15.51	$13.87	$12.36	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25
Number of accumulation units outstanding at end of period	387	4,743	4,745	2,160	2,160	1,913	3,488	2,288	3,288	1,156
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.77	$24.39	$24.63	$22.97	$17.67	$15.71	$16.02	$12.48	$8.96	$14.57
Value at end of period	$31.76	$25.77	$24.39	$24.63	$22.97	$17.67	$15.71	$16.02	$12.48	$8.96
Number of accumulation units outstanding at end of period	35	11	28	28	365	71	189	22	0	76
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.97	$14.90	$15.18	$13.36	$10.38	$10.22				
Value at end of period	$19.16	$15.97	$14.90	$15.18	$13.36	$10.38				
Number of accumulation units outstanding at end of period	704	705	705	705	706	830				

CFI 274

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2011)										
Value at beginning of period				$14.28	$14.28	$16.10	$20.94	$23.33	$24.73	$25.96
Value at end of period				$14.28	$16.10	$20.94	$23.33	$24.73	$25.96	$33.57
Number of accumulation units outstanding at end of period				32	0	0	0	0	0	0
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$6.86	$8.06	$8.91	$9.00	$10.25	$13.33	$14.83	$14.92	$16.30
Value at end of period		$8.06	$8.91	$9.00	$10.25	$13.33	$14.83	$14.92	$16.30	$19.69
Number of accumulation units outstanding at end of period		839	0	49	0	0	0	0	17	58
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period				$12.81	$12.81	$14.63	$18.94	$20.94	$19.85	$22.55
Value at end of period				$12.81	$14.63	$18.94	$20.94	$19.85	$22.55	$25.15
Number of accumulation units outstanding at end of period				34	0	0	0	0	0	0
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.36	$19.26	$24.20	$29.66	$28.49	$32.14	$43.62	$45.78	$44.74	$54.87
Value at end of period	$19.26	$24.20	$29.66	$28.49	$32.14	$43.62	$45.78	$44.74	$54.87	$60.15
Number of accumulation units outstanding at end of period	2,623	4,023	2,327	2,870	2,202	1,292	1,267	963	670	669
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.45	$8.11	$10.05	$11.26	$10.75	$12.02	$13.77	$14.32	$14.10	$14.70
Value at end of period	$8.11	$10.05	$11.26	$10.75	$12.02	$13.77	$14.32	$14.10	$14.70	$16.70
Number of accumulation units outstanding at end of period	0	1,297	96	1,664	1,603	1,603	0	1,309	1,339	58
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.88	$7.99	$10.11	$11.41	$10.72	$12.15	$14.41	$15.00	$14.71	$15.39
Value at end of period	$7.99	$10.11	$11.41	$10.72	$12.15	$14.41	$15.00	$14.71	$15.39	$18.11
Number of accumulation units outstanding at end of period	2,270	685	740	2,449	678	676	675	673	669	810
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period			$11.20	$11.43	$10.68	$12.15	$14.77	$15.44	$15.06	$15.79
Value at end of period			$11.43	$10.68	$12.15	$14.77	$15.44	$15.06	$15.79	$18.86
Number of accumulation units outstanding at end of period			28	737	0	0	0	0	0	0
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period			$11.27	$11.50	$10.75	$12.24	$14.89	$15.58	$15.22	$15.96
Value at end of period			$11.50	$10.75	$12.24	$14.89	$15.58	$15.22	$15.96	$19.13
Number of accumulation units outstanding at end of period			18	917	0	0	0	0	0	0
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period		$8.17	$8.45	$9.39	$9.02	$10.10	$11.51	$12.06	$11.83	$12.39
Value at end of period		$8.45	$9.39	$9.02	$10.10	$11.51	$12.06	$11.83	$12.39	$14.00
Number of accumulation units outstanding at end of period		163	189	174	293	401	237	328	526	626
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$11.59	$11.41	$12.34	$13.00	$13.55	$13.36	$13.75
Value at end of period				$11.41	$12.34	$13.00	$13.55	$13.36	$13.75	$14.80
Number of accumulation units outstanding at end of period				671	673	804	918	917	915	914
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period		$8.95	$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77	$12.27
Value at end of period		$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77	$12.27	$13.33
Number of accumulation units outstanding at end of period		3	134	258	374	438	434	10	8	6

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.28	$13.01	$15.11	$16.53	$16.57	$18.34	$20.25	$21.27	$20.91	$21.77
Value at end of period	$13.01	$15.11	$16.53	$16.57	$18.34	$20.25	$21.27	$20.91	$21.77	$23.71
Number of accumulation units outstanding at end of period	247	246	228	227	149	149	149	148	148	52
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.47	$11.63	$14.35	$15.99	$15.29	$17.32	$20.88	$21.92	$21.34	$22.48
Value at end of period	$11.63	$14.35	$15.99	$15.29	$17.32	$20.88	$21.92	$21.34	$22.48	$26.11
Number of accumulation units outstanding at end of period	2,745	1,762	1,655	1,667	1,045	873	869	668	619	618
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.66	$12.09	$14.51	$16.02	$15.69	$17.55	$20.16	$21.19	$20.76	$21.81
Value at end of period	$12.09	$14.51	$16.02	$15.69	$17.55	$20.16	$21.19	$20.76	$21.81	$24.60
Number of accumulation units outstanding at end of period	1,272	1,641	1,232	1,571	858	151	48	48	47	43
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$11.18	$11.09	$11.71	$11.98	$11.50	$11.98	$11.83	$11.93
Value at end of period			$11.09	$11.71	$11.98	$11.50	$11.98	$11.83	$11.93	$12.12
Number of accumulation units outstanding at end of period			111	730	0	0	0	0	0	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period				$17.46	$16.50	$18.91	$24.47	$27.11	$26.24	$32.07
Value at end of period				$16.50	$18.91	$24.47	$27.11	$26.24	$32.07	$35.11
Number of accumulation units outstanding at end of period				2	531	531	531	531	0	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05	$28.07
Value at end of period	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05	$28.07	$35.45
Number of accumulation units outstanding at end of period	265	31	75	412	758	726	726	726	717	717
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11	$13.03
Value at end of period	$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11	$13.03	$14.22
Number of accumulation units outstanding at end of period	6	0	0	0	0	0	0	0	0	0
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.95	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29	$16.73
Value at end of period	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29	$16.73	$17.33
Number of accumulation units outstanding at end of period	68	6	6	6	0	0	0	0	0	0
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.69	$12.39	$16.06	$17.73	$16.65	$18.41	$24.44	$27.16	$27.55	$29.42
Value at end of period	$12.39	$16.06	$17.73	$16.65	$18.41	$24.44	$27.16	$27.55	$29.42	$35.24
Number of accumulation units outstanding at end of period	27	0	0	0	0	0	0	0	0	0
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2011)										
Value at beginning of period				$10.70	$9.62	$10.82	$14.92	$15.34	$14.66	$17.87
Value at end of period				$9.62	$10.82	$14.92	$15.34	$14.66	$17.87	$19.53
Number of accumulation units outstanding at end of period				79	0	0	0	0	0	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.64	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31	$21.24
Value at end of period	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31	$21.24	$24.63
Number of accumulation units outstanding at end of period	40	0	0	489	1,115	1,114	1,114	992	975	975
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.07	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82	$19.10
Value at end of period	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82	$19.10	$20.87
Number of accumulation units outstanding at end of period	7,418	5,770	4,626	7,593	3,741	3,737	3,392	4,351	4,349	3,337

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.22	$17.11	$17.90	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50	$11.70
Value at end of period	$22.68	$20.22	$17.11	$17.90	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	282	0	0	4
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.90	$16.99	$20.48	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42
Value at end of period	$26.63	$18.90	$16.99	$20.48	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72
Number of accumulation units outstanding at end of period	20	72	72	73	73	74	231	581	449	171
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.01	$28.33	$29.66	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23
Value at end of period	$35.86	$32.01	$28.33	$29.66	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36
Number of accumulation units outstanding at end of period	838	850	1,352	1,362	1,362	1,317	216	1	1	99
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$25.58	$21.36	$22.51	$21.09	$15.41	$13.18	$13.56	$10.86	$9.91	
Value at end of period	$29.13	$25.58	$21.36	$22.51	$21.09	$15.41	$13.18	$13.56	$10.86	
Number of accumulation units outstanding at end of period	133	133	133	134	134	134	127	83	27	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.19	$18.42	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18
Value at end of period	$24.45	$18.19	$18.42	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34
Number of accumulation units outstanding at end of period	3,814	4,490	4,898	2,919	3,627	10,419	18,889	11,567	23,132	14,371
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.20	$17.05	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64	$7.68	$11.04
Value at end of period	$20.30	$19.20	$17.05	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64	$7.68
Number of accumulation units outstanding at end of period	432	432	432	432	0	0	0	0	0	9
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.39	$21.03	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68
Value at end of period	$25.39	$22.39	$21.03	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05
Number of accumulation units outstanding at end of period	3,937	4,468	4,715	4,748	5,666	4,807	5,011	2,937	1,320	995
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.01	$21.74	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29
Value at end of period	$28.29	$23.01	$21.74	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44
Number of accumulation units outstanding at end of period	8,210	8,332	8,483	7,072	8,201	8,737	16,659	9,032	13,852	11,581
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.77	$22.02	$24.01	$22.68	$17.75	$15.37	$15.74	$13.90	$11.29	$17.82
Value at end of period	$29.50	$25.77	$22.02	$24.01	$22.68	$17.75	$15.37	$15.74	$13.90	$11.29
Number of accumulation units outstanding at end of period	171	171	171	267	268	268	379	511	511	517
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$39.32	$39.31	$36.02	$33.64	$24.52	$20.93	$21.48	$18.66	$13.25	$23.27
Value at end of period	$51.74	$39.32	$39.31	$36.02	$33.64	$24.52	$20.93	$21.48	$18.66	$13.25
Number of accumulation units outstanding at end of period	515	500	530	218	299	2,349	3,000	1,125	4,894	1,335
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.26	$9.23	$9.70	$10.54	$8.89	$7.59	$8.76	$8.17	$6.27	$10.20
Value at end of period	$11.16	$9.26	$9.23	$9.70	$10.54	$8.89	$7.59	$8.76	$8.17	$6.27
Number of accumulation units outstanding at end of period	19	19	935	935	936	1,888	1,886	2,131	4,407	4,559
WANGER INTERNATIONAL										
Value at beginning of period	$11.15	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46
Value at end of period	$14.60	$11.15	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61
Number of accumulation units outstanding at end of period	853	853	854	854	0	0	170	1,164	937	1,375
WANGER SELECT										
Value at beginning of period	$22.68	$20.31	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75
Value at end of period	$28.30	$22.68	$20.31	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90
Number of accumulation units outstanding at end of period	242	242	847	847	847	848	169	1,552	1,273	789

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER USA										
Value at beginning of period	$23.69	$21.15	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97
Value at end of period	$27.91	$23.69	$21.15	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	120	1,076	913	275
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$40.74	$32.08	$34.12	$32.26	$23.72	$21.22	$22.02	$18.23	$14.25	$21.20
Value at end of period	$44.57	$40.74	$32.08	$34.12	$32.26	$23.72	$21.22	$22.02	$18.23	$14.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4	4	4	21

TABLE 34

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.89	$20.74	$20.50	$19.81	$14.88	$13.12	$14.02	$12.96	$10.00	
Value at end of period	$26.29	$20.89	$20.74	$20.50	$19.81	$14.88	$13.12	$14.02	$12.96	
Number of accumulation units outstanding at end of period	49,143	38,475	38,909	34,110	39,402	30,680	33,167	33,327	17,841	
ALLIANZGI NFJ LARGE-CAP VALUE FUND (INSTITUTIONAL CLASS)										
Value at beginning of period	$13.44	$11.91	$12.73	$11.55	$8.82	$7.82	$7.78	$6.99	$6.09	$9.61
Value at end of period	$16.11	$13.44	$11.91	$12.73	$11.55	$8.82	$7.82	$7.78	$6.99	$6.09
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	426	426	426
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$21.34	$20.08	$20.42	$18.13	$14.95	$13.61	$14.04	$12.27	$9.78	
Value at end of period	$27.18	$21.34	$20.08	$20.42	$18.13	$14.95	$13.61	$14.04	$12.27	
Number of accumulation units outstanding at end of period	301,368	311,750	341,062	412,623	399,081	377,898	336,271	244,636	93,645	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.75	$19.21	$20.03	$18.58	$14.51	$13.40	$13.31	$12.01	$9.81	
Value at end of period	$24.93	$20.75	$19.21	$20.03	$18.58	$14.51	$13.40	$13.31	$12.01	
Number of accumulation units outstanding at end of period	520,477	563,933	561,135	598,156	623,524	553,337	490,630	376,353	142,723	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.91	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14	$10.69	$10.07	
Value at end of period	$12.13	$11.91	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14	$10.69	
Number of accumulation units outstanding at end of period	254,389	294,414	324,490	374,194	408,029	647,130	591,126	259,552	182,946	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.81	$9.29	$10.09							
Value at end of period	$11.06	$9.81	$9.29							
Number of accumulation units outstanding at end of period	101,081	79,335	11,635							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.04	$14.44	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10	$10.10
Value at end of period	$19.53	$16.04	$14.44	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10
Number of accumulation units outstanding at end of period	1,269,118	1,161,188	1,112,564	948,483	914,856	881,974	944,377	888,051	785,000	325,547

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$10.22	$5.45	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54	$14.15
Value at end of period	$5.45	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54	$14.15	$17.72
Number of accumulation units outstanding at end of period	22,554	116,361	249,646	273,302	299,103	362,305	329,837	376,679	387,499	393,595
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$9.96	$8.70	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48	$11.65
Value at end of period	$8.70	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48	$11.65	$11.87
Number of accumulation units outstanding at end of period	82,235	196,860	203,373	250,274	284,761	229,376	230,797	260,902	241,090	225,912
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$14.63	$8.81	$11.70	$12.97	$12.19	$14.51	$19.18	$20.69	$21.53	$23.06
Value at end of period	$8.81	$11.70	$12.97	$12.19	$14.51	$19.18	$20.69	$21.53	$23.06	$28.71
Number of accumulation units outstanding at end of period	4,851,610	5,228,768	5,018,725	4,708,634	4,192,923	3,974,654	3,718,540	3,481,327	3,189,722	3,046,673
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.21	$8.72	$10.25	$11.47	$12.12	$13.46	$17.53	$19.25	$18.96	$21.23
Value at end of period	$8.72	$10.25	$11.47	$12.12	$13.46	$17.53	$19.25	$18.96	$21.23	$25.18
Number of accumulation units outstanding at end of period	1,928,972	1,879,255	1,773,220	1,831,150	1,801,763	1,755,554	1,703,332	1,615,448	1,686,283	1,570,259
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during May 2010)										
Value at beginning of period			$9.49	$11.71	$10.81	$12.43	$17.74	$19.22	$17.02	$20.85
Value at end of period			$11.71	$10.81	$12.43	$17.74	$19.22	$17.02	$20.85	$22.96
Number of accumulation units outstanding at end of period			93,780	169,341	189,894	373,361	437,609	357,894	351,961	319,917
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period			$10.25	$11.54	$10.10	$12.01	$17.15	$18.80	$17.80	$20.32
Value at end of period			$11.54	$10.10	$12.01	$17.15	$18.80	$17.80	$20.32	$23.25
Number of accumulation units outstanding at end of period			38,754	83,460	66,427	192,705	187,146	203,524	164,496	137,845
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.99	$5.56	$7.68	$8.03	$7.35	$9.11	$11.26	$11.01	$10.45	$9.33
Value at end of period	$5.56	$7.68	$8.03	$7.35	$9.11	$11.26	$11.01	$10.45	$9.33	$12.07
Number of accumulation units outstanding at end of period	20,632	88,129	133,229	136,630	208,888	395,930	452,582	506,293	419,335	375,584
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$10.03	$9.14	$10.41
Value at end of period								$9.14	$10.41	$12.01
Number of accumulation units outstanding at end of period								25,368	118,216	131,097
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$10.05	$10.06	$9.33
Value at end of period								$10.06	$9.33	$11.50
Number of accumulation units outstanding at end of period								508,695	596,852	739,344
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period		$10.38	$12.60	$15.64	$15.35	$17.16	$22.59	$23.74	$21.82	$26.36
Value at end of period		$12.60	$15.64	$15.35	$17.16	$22.59	$23.74	$21.82	$26.36	$28.26
Number of accumulation units outstanding at end of period		9,887	73,296	111,689	100,885	131,769	119,794	94,355	101,387	95,546
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$24.82	$16.83	$20.83	$23.06	$23.81	$25.99	$30.28	$32.78	$31.66	$33.72
Value at end of period	$16.83	$20.83	$23.06	$23.81	$25.99	$30.28	$32.78	$31.66	$33.72	$37.30
Number of accumulation units outstanding at end of period	623,036	544,542	504,098	482,274	456,674	418,686	410,550	378,632	348,506	313,495

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.30	$14.67	$14.14	$11.00	$10.81	$9.46	$9.95			
Value at end of period	$16.18	$15.30	$14.67	$14.14	$11.00	$10.81	$9.46			
Number of accumulation units outstanding at end of period	194,393	234,925	256,081	202,339	86,635	63,769	24,589			
COLUMBIA ACORN® FUND (CLASS Z)										
Value at beginning of period	$16.27	$14.93	$15.35	$15.42	$11.93	$10.24	$10.87	$8.74	$6.34	$9.87
Value at end of period	$20.13	$16.27	$14.93	$15.35	$15.42	$11.93	$10.24	$10.87	$8.74	$6.34
Number of accumulation units outstanding at end of period	0	0	480	3,807	3,506	3,277	3,003	2,722	2,383	1,928
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$14.81	$13.06	$13.53	$12.26	$9.48	$8.35	$8.91	$7.76	$6.17	$9.52
Value at end of period	$17.06	$14.81	$13.06	$13.53	$12.26	$9.48	$8.35	$8.91	$7.76	$6.17
Number of accumulation units outstanding at end of period	185,174	185,248	189,100	202,378	210,871	186,616	168,127	151,439	88,604	54,341
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$16.31	$14.49	$15.48	$13.99	$10.48	$9.11	$9.64	$7.94	$6.08	$10.17
Value at end of period	$18.26	$16.31	$14.49	$15.48	$13.99	$10.48	$9.11	$9.64	$7.94	$6.08
Number of accumulation units outstanding at end of period	98,882	123,822	152,872	172,083	88,455	74,528	76,361	57,829	34,658	16,918
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$14.97	$11.57	$12.52	$12.03	$10.35					
Value at end of period	$16.52	$14.97	$11.57	$12.52	$12.03					
Number of accumulation units outstanding at end of period	47,950	42,396	18,690	11,293	3,842					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$54.59	$51.18	$51.48	$46.56	$35.91	$31.24	$32.45	$28.03	$20.92	$36.84
Value at end of period	$65.71	$54.59	$51.18	$51.48	$46.56	$35.91	$31.24	$32.45	$28.03	$20.92
Number of accumulation units outstanding at end of period	3,916,287	4,278,649	4,733,596	5,132,547	5,517,345	5,998,782	6,618,156	7,117,352	7,681,516	8,286,539
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$38.31	$32.87	$34.66	$32.28	$25.51	$22.02	$22.08	$19.42	$15.10	$26.66
Value at end of period	$42.72	$38.31	$32.87	$34.66	$32.28	$25.51	$22.02	$22.08	$19.42	$15.10
Number of accumulation units outstanding at end of period	1,400,497	1,558,163	1,724,287	1,927,323	2,125,694	2,348,189	2,627,468	2,949,902	3,266,009	3,663,836
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.66	$33.81	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76
Value at end of period	$44.93	$33.66	$33.81	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40
Number of accumulation units outstanding at end of period	2,444,645	2,528,385	2,786,258	3,009,629	3,137,717	3,419,263	3,713,244	3,972,441	4,255,040	4,753,255
FIDELITY® VIP MID CAP PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$18.53	$16.71	$17.75							
Value at end of period	$22.10	$18.53	$16.71							
Number of accumulation units outstanding at end of period	169	169	169							
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.16	$21.51	$21.01	$23.15	$17.97	$15.07	$18.42	$16.49	$13.20	$23.78
Value at end of period	$25.94	$20.16	$21.51	$21.01	$23.15	$17.97	$15.07	$18.42	$16.49	$13.20
Number of accumulation units outstanding at end of period	318,429	323,962	365,456	386,509	424,761	451,126	524,509	578,608	688,072	762,220
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$32.83	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60
Value at end of period	$35.88	$32.83	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64
Number of accumulation units outstanding at end of period	607,623	689,840	705,843	800,450	909,417	954,573	1,029,137	1,100,589	1,107,964	1,140,864
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$18.93	$17.11	$18.11	$17.55	$13.76	$12.62	$13.63	$12.26	$9.78	
Value at end of period	$21.51	$18.93	$17.11	$18.11	$17.55	$13.76	$12.62	$13.63	$12.26	
Number of accumulation units outstanding at end of period	36,176	33,689	39,996	41,276	43,248	43,289	56,250	57,907	43,590	

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.16	$35.92	$49.71	$53.24	$55.21	$55.76
Value at end of period					$35.92	$49.71	$53.24	$55.21	$55.76	$70.13
Number of accumulation units outstanding at end of period					187,772	177,331	175,757	161,189	146,924	142,822
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.63	$7.33	$9.29	$10.05	$9.92	$11.16	$14.24	$15.21	$14.16	$15.42
Value at end of period	$7.33	$9.29	$10.05	$9.92	$11.16	$14.24	$15.21	$14.16	$15.42	$17.23
Number of accumulation units outstanding at end of period	1,576,599	1,425,089	1,254,149	1,121,646	1,023,596	920,024	845,007	764,571	695,916	624,771
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$11.46	$10.36	$10.41
Value at end of period								$10.36	$10.41	$13.66
Number of accumulation units outstanding at end of period								80,746	114,161	286,714
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$32.14	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59	$52.27
Value at end of period	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59	$52.27	$61.13
Number of accumulation units outstanding at end of period	6,529	6,066	5,314	3,648	3,747	2,666	2,357	2,140	1,941	1,955
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$31.89	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03	$58.85
Value at end of period	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03	$58.85	$74.06
Number of accumulation units outstanding at end of period	10,622	10,173	9,639	9,050	9,043	5,889	4,791	4,150	3,956	3,969
JANUS HENDERSON FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$22.38	$23.44	$26.20	$27.94	$29.46	$31.52	$31.08	$32.21	$31.88	$32.26
Value at end of period	$23.44	$26.20	$27.94	$29.46	$31.52	$31.08	$32.21	$31.88	$32.26	$33.02
Number of accumulation units outstanding at end of period	3,020	1,474	1,484	1,447	624	593	605	614	298	298
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.17	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30	$30.55
Value at end of period	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30	$30.55	$38.32
Number of accumulation units outstanding at end of period	6,444	5,389	5,019	4,270	4,186	3,819	2,277	1,406	1,436	1,428
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$23.11	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30	$34.04
Value at end of period	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30	$34.04	$42.99
Number of accumulation units outstanding at end of period	3,478	3,233	2,757	1,926	2,024	1,722	1,584	1,609	1,310	1,364
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period									$10.28	$9.65
Value at end of period									$9.65	$11.68
Number of accumulation units outstanding at end of period									11,333	20,521
LKCM AQUINAS CATHOLIC EQUITY FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period									$10.03	$10.33
Value at end of period									$10.33	$12.33
Number of accumulation units outstanding at end of period									1,584	1,968
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$10.35	$7.15	$9.08	$11.18	$10.84	$12.43	$16.64	$17.27	$16.44	$20.48
Value at end of period	$7.15	$9.08	$11.18	$10.84	$12.43	$16.64	$17.27	$16.44	$20.48	$22.21
Number of accumulation units outstanding at end of period	13,495	72,170	124,844	178,748	191,284	202,776	188,554	173,914	162,595	162,994

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80	$22.76
Value at end of period	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80	$22.76	$24.02
Number of accumulation units outstanding at end of period	1,608,995	1,486,108	1,333,018	1,224,326	1,078,778	987,181	877,036	792,164	700,504	625,276
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period									$10.00	$10.08
Value at end of period									$10.08	$10.20
Number of accumulation units outstanding at end of period									58,068	70,942
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period						$9.94	$9.71	$10.15	$10.02	$10.12
Value at end of period						$9.71	$10.15	$10.02	$10.12	$10.31
Number of accumulation units outstanding at end of period						36,068	209,536	329,211	349,521	349,299
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26	$17.65
Value at end of period	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26	$17.65	$20.64
Number of accumulation units outstanding at end of period	99,707	106,032	156,370	191,547	178,096	236,579	185,351	160,815	154,313	153,983
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49	$65.97
Value at end of period	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49	$65.97	$87.80
Number of accumulation units outstanding at end of period	1,006,711	1,135,349	1,179,705	1,095,189	1,021,259	924,300	860,216	789,046	747,315	715,430
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87	$32.49
Value at end of period	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87	$32.49	$43.86
Number of accumulation units outstanding at end of period	7,491	5,992	4,832	3,922	3,635	3,018	2,292	2,254	2,257	2,216
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$16.33	$13.83	$16.23	$18.43	$18.36	$20.58	$20.30	$20.62	$19.90	$20.94
Value at end of period	$13.83	$16.23	$18.43	$18.36	$20.58	$20.30	$20.62	$19.90	$20.94	$21.98
Number of accumulation units outstanding at end of period	2,902	1,650	1,614	1,458	1,006	742	774	821	526	526
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20	$24.72
Value at end of period	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20	$24.72	$27.87
Number of accumulation units outstanding at end of period	223,505	261,711	235,384	215,726	207,442	272,934	271,795	301,639	281,635	269,074
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37	$15.10	$15.78
Value at end of period	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37	$15.10	$15.78	$17.63
Number of accumulation units outstanding at end of period	1,219,997	1,020,315	848,392	759,420	656,540	593,399	560,921	512,589	459,278	434,810
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2015)										
Value at beginning of period								$7.30	$5.39	$6.08
Value at end of period								$5.39	$6.08	$6.16
Number of accumulation units outstanding at end of period								16,952	60,481	37,846
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.82	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64	$14.06	$14.61
Value at end of period	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64	$14.06	$14.61	$14.95
Number of accumulation units outstanding at end of period	1,327,095	1,515,335	1,632,383	1,723,167	1,990,404	1,499,230	1,259,375	1,066,368	949,340	847,084

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.43	$16.34	$17.22	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00
Value at end of period	$19.52	$18.43	$16.34	$17.22	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66
Number of accumulation units outstanding at end of period	264,568	281,861	300,180	341,287	354,462	355,315	373,129	392,165	424,205	403,226
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.91	$9.91	$9.90							
Value at end of period	$10.09	$9.91	$9.91							
Number of accumulation units outstanding at end of period	163,366	166,337	67,440							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.70	$19.73	$20.87	$20.80	$20.61	$18.02	$18.69	$16.79	$14.31	$13.63
Value at end of period	$20.92	$20.70	$19.73	$20.87	$20.80	$20.61	$18.02	$18.69	$16.79	$14.31
Number of accumulation units outstanding at end of period	1,451,882	1,559,576	1,794,564	2,136,200	2,321,197	2,529,944	2,668,796	2,717,506	2,445,057	2,251,199
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$10.35	$9.84								
Value at end of period	$12.69	$10.35								
Number of accumulation units outstanding at end of period	25,862	3,737								
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.44	$2.38	$3.29	$3.64	$7.58	$8.73	$9.85			
Value at end of period	$3.73	$3.44	$2.38	$3.29	$3.64	$7.58	$8.73			
Number of accumulation units outstanding at end of period	1,077,539	1,093,948	744,951	729,869	480,108	255,027	137,568			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$38.14	$35.82	$36.96	$35.23	$30.57	$27.24	$27.95	$24.80	$21.06	$29.66
Value at end of period	$43.22	$38.14	$35.82	$36.96	$35.23	$30.57	$27.24	$27.95	$24.80	$21.06
Number of accumulation units outstanding at end of period	2,213,803	2,437,979	2,665,091	2,985,875	3,361,515	3,728,508	4,164,502	4,726,915	5,334,428	5,925,048
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.61	$9.61	$9.92							
Value at end of period	$12.51	$10.61	$9.61							
Number of accumulation units outstanding at end of period	126,130	86,728	44,909							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.43	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51
Value at end of period	$14.55	$13.43	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60
Number of accumulation units outstanding at end of period	1,066,119	1,193,920	1,288,132	1,478,739	1,685,737	2,036,217	2,370,465	2,707,913	2,830,785	3,183,171
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.77	$9.33	$10.01							
Value at end of period	$11.94	$9.77	$9.33							
Number of accumulation units outstanding at end of period	1,696,463	1,894,044	2,309,644							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$10.21	$9.68	$10.14	$10.16						
Value at end of period	$11.60	$10.21	$9.68	$10.14						
Number of accumulation units outstanding at end of period	34,127	32,392	38,659	36,392						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$11.14	$11.10	$11.06	$10.68	$11.01	$10.84	$10.22	$10.08		
Value at end of period	$11.17	$11.14	$11.10	$11.06	$10.68	$11.01	$10.84	$10.22		
Number of accumulation units outstanding at end of period	27,186	43,032	31,839	25,308	34,770	52,336	15,824	14,263		

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.07	$14.23	$14.40	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42	$15.21
Value at end of period	$13.98	$14.07	$14.23	$14.40	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42
Number of accumulation units outstanding at end of period	1,809,389	1,825,820	1,972,404	2,071,648	2,347,332	2,419,855	3,083,034	3,155,129	3,804,116	5,263,804
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$38.94	$35.92	$36.90	$33.75	$26.15	$22.87	$23.22	$20.60	$16.02	$26.00
Value at end of period	$46.28	$38.94	$35.92	$36.90	$33.75	$26.15	$22.87	$23.22	$20.60	$16.02
Number of accumulation units outstanding at end of period	10,500,522	11,710,373	12,982,481	14,417,998	16,011,541	16,228,725	18,198,774	20,431,688	21,593,139	23,673,745
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.34	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46
Value at end of period	$20.29	$19.34	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77
Number of accumulation units outstanding at end of period	373,915	399,313	398,402	458,501	508,619	596,524	492,853	466,291	353,816	176,822
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$34.34	$31.53	$31.66	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65
Value at end of period	$42.27	$34.34	$31.53	$31.66	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04
Number of accumulation units outstanding at end of period	2,735,756	2,911,308	3,177,360	3,446,069	3,687,909	4,094,819	4,493,943	4,978,831	5,564,181	6,093,123
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.42	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23
Value at end of period	$46.46	$41.42	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32
Number of accumulation units outstanding at end of period	1,411,193	1,530,454	1,678,790	1,846,382	2,047,199	2,279,454	2,506,419	2,749,008	3,050,514	3,310,499
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26
Value at end of period	$33.24	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67
Number of accumulation units outstanding at end of period	878,333	942,227	1,008,829	1,088,904	1,209,579	1,316,636	1,426,343	1,553,228	1,668,191	1,789,693
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$15.93	$13.72								
Value at end of period	$18.63	$15.93								
Number of accumulation units outstanding at end of period	12,250	6,778								
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$16.48	$15.45	$15.94	$15.53						
Value at end of period	$19.57	$16.48	$15.45	$15.94						
Number of accumulation units outstanding at end of period	254	254	202	47						
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.53	$15.52	$16.02	$15.25	$12.44	$10.87	$11.92			
Value at end of period	$19.70	$16.53	$15.52	$16.02	$15.25	$12.44	$10.87			
Number of accumulation units outstanding at end of period	16,073	14,106	11,712	4,220	2,499	11,020	2,300			
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$27.09	$26.29	$26.47	$25.12	$25.47	$23.58	$22.20	$20.46	$18.57	$20.55
Value at end of period	$28.11	$27.09	$26.29	$26.47	$25.12	$25.47	$23.58	$22.20	$20.46	$18.57
Number of accumulation units outstanding at end of period	2,681,920	2,955,675	3,246,047	2,586,688	2,824,325	3,220,733	3,608,131	4,034,861	4,443,611	4,992,356
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.92	$10.24
Value at end of period	$10.84	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.92
Number of accumulation units outstanding at end of period	903,644	807,792	825,996	736,960	687,777	710,245	726,535	730,075	793,507	20,029
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30	$10.31			
Value at end of period	$24.08	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30			
Number of accumulation units outstanding at end of period	4,879,461	5,305,235	5,813,900	6,318,865	3,798,082	3,955,615	3,976,861			

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66	$14.24
Value at end of period	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66	$14.24	$15.97
Number of accumulation units outstanding at end of period	3,716,467	3,494,296	3,189,588	5,203,881	4,655,071	5,608,618	6,422,695	5,744,731	5,091,029	4,583,772
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$14.81	$9.12	$12.75	$16.41	$16.12	$18.18	$23.70	$25.47	$25.28	$26.79
Value at end of period	$9.12	$12.75	$16.41	$16.12	$18.18	$23.70	$25.47	$25.28	$26.79	$33.09
Number of accumulation units outstanding at end of period	336,536	350,404	486,920	685,705	740,440	1,214,187	1,108,760	1,069,881	1,013,557	1,413,957
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period									$10.36	$10.13
Value at end of period									$10.13	$13.56
Number of accumulation units outstanding at end of period									199	47,117
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27	$16.41
Value at end of period	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27	$16.41	$19.72
Number of accumulation units outstanding at end of period	294,259	295,328	280,121	271,221	244,550	205,850	189,072	205,742	176,848	165,253
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.70	$12.54	$13.96	$14.37	$16.25	$21.19	$23.66	$25.14	$26.46
Value at end of period		$12.54	$13.96	$14.37	$16.25	$21.19	$23.66	$25.14	$26.46	$34.31
Number of accumulation units outstanding at end of period		50,519	63,418	94,374	156,920	175,102	215,180	274,645	326,296	386,719
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.88	$6.63	$8.10	$8.97	$9.09	$10.37	$13.52	$15.08	$15.20	$16.66
Value at end of period	$6.63	$8.10	$8.97	$9.09	$10.37	$13.52	$15.08	$15.20	$16.66	$20.17
Number of accumulation units outstanding at end of period	87,066	308,594	340,576	382,525	496,753	697,004	808,814	917,039	1,054,764	1,022,583
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.05	$11.83	$12.98	$12.89	$14.76	$19.17	$21.24	$20.19	$22.99
Value at end of period		$11.83	$12.98	$12.89	$14.76	$19.17	$21.24	$20.19	$22.99	$25.70
Number of accumulation units outstanding at end of period		61,985	70,722	86,293	124,097	128,666	139,068	156,759	194,302	200,326
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.40	$12.82	$15.93	$15.39	$17.55	$23.38	$25.66	$25.14	$26.52
Value at end of period		$12.82	$15.93	$15.39	$17.55	$23.38	$25.66	$25.14	$26.52	$32.57
Number of accumulation units outstanding at end of period		80,841	98,807	95,197	108,034	116,143	121,526	141,335	140,677	145,156
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.33	$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05	$17.98
Value at end of period	$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05	$17.98	$20.94
Number of accumulation units outstanding at end of period	35,364	116,466	197,862	223,057	276,800	427,678	507,474	576,277	638,594	637,778
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.32	$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79	$18.88
Value at end of period	$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79	$18.88	$21.31
Number of accumulation units outstanding at end of period	42,015	89,805	173,789	213,304	268,465	370,548	414,345	486,574	509,015	518,935
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88	$57.64
Value at end of period	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88	$57.64	$63.35
Number of accumulation units outstanding at end of period	1,285,065	1,202,464	1,135,532	1,049,345	953,884	867,409	792,558	734,932	677,800	618,227
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.66	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79	$18.81
Value at end of period	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79	$18.81	$22.05
Number of accumulation units outstanding at end of period	251,417	281,665	426,250	492,735	546,751	637,425	623,223	707,231	695,804	682,371

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.53	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48	$15.14
Value at end of period	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48	$15.14	$17.24
Number of accumulation units outstanding at end of period	1,273,395	1,538,141	1,736,917	1,927,090	2,053,759	2,100,900	2,221,401	2,298,412	2,205,787	2,055,689
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.97	$8.07	$10.23	$11.57	$10.90	$12.39	$14.73	$15.37	$15.10	$15.85
Value at end of period	$8.07	$10.23	$11.57	$10.90	$12.39	$14.73	$15.37	$15.10	$15.85	$18.69
Number of accumulation units outstanding at end of period	753,836	1,094,385	1,312,690	1,555,614	1,763,781	1,895,467	1,986,043	2,096,738	2,124,190	2,082,606
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.38	$7.95	$10.19	$11.59	$10.86	$12.38	$15.10	$15.82	$15.47	$16.26
Value at end of period	$7.95	$10.19	$11.59	$10.86	$12.38	$15.10	$15.82	$15.47	$16.26	$19.47
Number of accumulation units outstanding at end of period	587,537	851,091	998,828	1,175,901	1,283,490	1,407,811	1,481,469	1,578,463	1,548,074	1,548,836
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period			$10.04	$11.52	$10.80	$12.32	$15.03	$15.77	$15.44	$16.23
Value at end of period			$11.52	$10.80	$12.32	$15.03	$15.77	$15.44	$16.23	$19.50
Number of accumulation units outstanding at end of period			5,315	43,831	72,996	128,686	167,589	216,317	257,488	306,761
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$9.11	$6.91	$8.49	$9.45	$9.10	$10.22	$11.68	$12.26	$12.05	$12.66
Value at end of period	$6.91	$8.49	$9.45	$9.10	$10.22	$11.68	$12.26	$12.05	$12.66	$14.34
Number of accumulation units outstanding at end of period	10,722	37,361	50,055	74,298	70,385	93,734	110,414	120,992	131,696	146,778
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.35	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72	$14.15
Value at end of period	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72	$14.15	$15.28
Number of accumulation units outstanding at end of period	196,649	192,704	194,639	139,177	129,265	111,348	132,048	1,031,326	810,618	672,886
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.37	$7.64	$9.07	$9.96	$9.77	$10.81	$11.69	$12.19	$11.99	$12.54
Value at end of period	$7.64	$9.07	$9.96	$9.77	$10.81	$11.69	$12.19	$11.99	$12.54	$13.66
Number of accumulation units outstanding at end of period	32,181	54,766	85,320	124,292	124,090	143,939	167,803	170,067	166,916	178,386
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.50	$14.72	$17.13	$18.79	$18.89	$20.95	$23.20	$24.43	$24.08	$25.13
Value at end of period	$14.72	$17.13	$18.79	$18.89	$20.95	$23.20	$24.43	$24.08	$25.13	$27.43
Number of accumulation units outstanding at end of period	456,136	403,276	355,572	341,198	315,415	331,686	326,969	277,195	251,909	238,372
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.63	$13.66	$16.90	$18.86	$18.09	$20.54	$24.83	$26.13	$25.50	$26.93
Value at end of period	$13.66	$16.90	$18.86	$18.09	$20.54	$24.83	$26.13	$25.50	$26.93	$31.35
Number of accumulation units outstanding at end of period	1,321,161	1,240,399	1,175,203	1,104,552	999,625	941,982	889,304	836,783	808,338	721,466
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.34	$13.97	$16.81	$18.59	$18.26	$20.48	$23.58	$24.85	$24.40	$25.70
Value at end of period	$13.97	$16.81	$18.59	$18.26	$20.48	$23.58	$24.85	$24.40	$25.70	$29.06
Number of accumulation units outstanding at end of period	1,080,870	998,232	959,016	911,715	845,290	780,500	733,755	714,178	639,934	578,328
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.98	$10.19	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06	$12.19
Value at end of period	$10.19	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06	$12.19	$12.42
Number of accumulation units outstanding at end of period	81,101	160,284	156,461	374,699	336,062	218,457	268,293	267,497	325,040	347,914
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.09	$10.94	$14.67	$17.67	$16.90	$19.42	$25.19	$27.98	$27.16	$33.27
Value at end of period	$10.94	$14.67	$17.67	$16.90	$19.42	$25.19	$27.98	$27.16	$33.27	$36.51
Number of accumulation units outstanding at end of period	234,493	245,400	287,864	304,232	284,537	289,776	263,240	256,698	297,213	289,438

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.29	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99	$29.12
Value at end of period	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99	$29.12	$36.87
Number of accumulation units outstanding at end of period	1,032,299	1,076,817	1,026,235	1,007,777	941,146	979,775	868,726	765,766	665,840	633,060
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35	$13.30
Value at end of period	$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35	$13.30	$14.55
Number of accumulation units outstanding at end of period	1,311,569	1,236,551	1,146,206	1,023,728	991,806	914,620	860,678	794,543	704,826	622,071
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.99	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69	$17.18
Value at end of period	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69	$17.18	$17.84
Number of accumulation units outstanding at end of period	607,737	672,126	842,933	892,937	949,070	855,689	943,785	857,462	863,206	727,424
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.01	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54	$30.56
Value at end of period	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54	$30.56	$36.69
Number of accumulation units outstanding at end of period	262,813	257,396	255,598	243,546	231,566	215,353	197,891	186,595	159,797	141,583
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.23	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02	$18.35
Value at end of period	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02	$18.35	$20.11
Number of accumulation units outstanding at end of period	54,338	67,921	86,096	118,481	89,587	83,128	68,665	91,602	93,135	81,843
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.84	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94	$22.04
Value at end of period	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94	$22.04	$25.61
Number of accumulation units outstanding at end of period	1,203,908	1,075,763	964,021	881,822	804,111	817,600	765,193	683,044	617,261	566,593
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.16	$9.20	$11.15	$12.37	$12.08	$13.46	$16.61	$17.87	$17.29	$19.68
Value at end of period	$9.20	$11.15	$12.37	$12.08	$13.46	$16.61	$17.87	$17.29	$19.68	$21.55
Number of accumulation units outstanding at end of period	7,957,358	7,021,737	6,290,893	5,689,723	5,103,067	4,634,441	4,680,897	4,170,248	3,726,599	3,430,493
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.82	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58	$20.82
Value at end of period	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58	$20.82	$23.41
Number of accumulation units outstanding at end of period	465,666	469,644	477,431	431,993	381,760	404,443	385,070	385,979	347,645	347,538
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.58	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45	$19.46
Value at end of period	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45	$19.46	$27.48
Number of accumulation units outstanding at end of period	607,353	654,303	604,172	524,658	467,396	378,317	361,501	333,698	340,123	383,590
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32	$33.21
Value at end of period	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32	$33.21	$37.30
Number of accumulation units outstanding at end of period	577,574	577,337	537,414	525,133	531,668	563,419	525,413	525,587	532,349	498,035
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.63	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94	$26.34
Value at end of period	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94	$26.34	$30.06
Number of accumulation units outstanding at end of period	66,720	86,998	105,682	111,248	130,190	218,215	224,499	261,164	294,170	322,767
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.29	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93	$18.73
Value at end of period	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93	$18.73	$25.25
Number of accumulation units outstanding at end of period	15,113,546	13,546,873	12,254,441	11,196,083	9,984,151	9,139,337	8,362,607	7,751,400	7,039,946	6,507,916
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$11.08	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72
Value at end of period	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72	$20.90
Number of accumulation units outstanding at end of period	137,290	279,130	293,565	314,085	337,775	449,011	477,751	407,129	352,624	360,259

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$23.05	$21.60	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76
Value at end of period	$26.20	$23.05	$21.60	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14
Number of accumulation units outstanding at end of period	7,286,420	7,425,082	7,175,955	6,921,880	6,960,510	6,834,368	6,619,659	6,299,475	5,736,424	5,143,535
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.70	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39
Value at end of period	$29.22	$23.70	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52
Number of accumulation units outstanding at end of period	4,275,285	4,643,957	5,071,270	5,533,628	6,039,416	6,667,622	7,462,107	8,173,974	8,972,501	9,772,481
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.69	$22.75	$24.75	$23.32	$18.20	$15.72	$16.06	$14.15	$11.46	$18.05
Value at end of period	$30.64	$26.69	$22.75	$24.75	$23.32	$18.20	$15.72	$16.06	$14.15	$11.46
Number of accumulation units outstanding at end of period	610,571	678,565	724,623	790,542	853,444	904,848	948,860	996,210	981,770	861,176
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$44.93	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01
Value at end of period	$59.28	$44.93	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84
Number of accumulation units outstanding at end of period	1,442,154	1,521,315	1,668,410	1,723,871	1,854,969	2,027,473	2,311,580	2,496,048	2,673,888	2,863,918
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.21	$15.12	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13
Value at end of period	$19.21	$15.21	$15.12	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04
Number of accumulation units outstanding at end of period	164,332	158,938	165,135	155,007	153,566	166,912	177,067	183,661	230,569	259,285
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20
Value at end of period	$11.44	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28
Number of accumulation units outstanding at end of period	1,830,978	1,996,145	2,235,626	2,453,788	2,676,901	3,002,483	2,288,873	2,509,169	2,683,423	2,950,264
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.84	$11.73	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66	$11.18
Value at end of period	$15.00	$12.84	$11.73	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66
Number of accumulation units outstanding at end of period	136,600	118,643	140,810	169,571	177,139	148,889	157,852	147,525	164,565	136,160
WANGER INTERNATIONAL										
Value at beginning of period	$11.42	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48
Value at end of period	$14.99	$11.42	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63
Number of accumulation units outstanding at end of period	414,233	432,502	488,028	549,702	522,545	527,100	476,158	423,414	291,124	196,246
WANGER SELECT										
Value at beginning of period	$23.41	$20.91	$21.12	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90
Value at end of period	$29.29	$23.41	$20.91	$21.12	$20.74	$15.60	$15.34	$16.40	$13.12	$8.00
Number of accumulation units outstanding at end of period	580,681	625,772	705,314	795,709	889,681	1,022,812	1,151,326	1,320,344	1,197,491	1,008,917
WANGER USA										
Value at beginning of period	$24.45	$21.78	$22.19	$21.44	$16.23	$13.70	$14.37	$11.80	$8.40	$14.10
Value at end of period	$28.88	$24.45	$21.78	$22.19	$21.44	$16.23	$13.70	$14.37	$11.80	$8.40
Number of accumulation units outstanding at end of period	371,611	381,589	414,683	426,375	486,560	513,794	518,097	494,431	440,069	427,876
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS) (Funds were first received in this option during July 2016)										
Value at beginning of period	$11.55	$11.14								
Value at end of period	$13.73	$11.55								
Number of accumulation units outstanding at end of period	10,813	2,601								
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$42.44	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59
Value at end of period	$46.55	$42.44	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55
Number of accumulation units outstanding at end of period	364,840	395,332	427,543	484,951	540,353	604,138	670,842	735,440	785,986	800,543

Condensed Financial Information (continued)

TABLE 35

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS ISSUED SINCE JUNE 30, 1993
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$11.91	$11.51	$11.91	$11.75	$13.10	$12.43	$11.14	$10.69		
Value at end of period	$12.12	$11.91	$11.51	$11.91	$11.75	$13.10	$12.43	$11.14		
Number of accumulation units outstanding at end of period	76	71	55	125	128	149	155	183		
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$10.83									
Value at end of period	$11.05									
Number of accumulation units outstanding at end of period	30									
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$30.59	$28.72	$29.74	$27.48	$23.58	$21.61	$20.92	$18.90	$15.28	$22.53
Value at end of period	$33.84	$30.59	$28.72	$29.74	$27.48	$23.58	$21.61	$20.92	$18.90	$15.28
Number of accumulation units outstanding at end of period	3,407	3,448	3,449	4,398	4,436	4,831	4,832	4,837	4,856	5,009
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$15.93									
Value at end of period	$16.51									
Number of accumulation units outstanding at end of period	20									
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$54.87	$51.45	$51.75	$46.81	$36.11	$31.41	$32.63	$28.19	$21.04	$37.06
Value at end of period	$66.04	$54.87	$51.45	$51.75	$46.81	$36.11	$31.41	$32.63	$28.19	$21.04
Number of accumulation units outstanding at end of period	3,328	3,344	3,342	3,406	3,836	4,378	4,940	4,961	4,971	5,872
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$38.12	$32.71	$34.49	$32.12	$25.39	$21.91	$21.98	$19.33	$15.03	$26.55
Value at end of period	$42.50	$38.12	$32.71	$34.49	$32.12	$25.39	$21.91	$21.98	$19.33	$15.03
Number of accumulation units outstanding at end of period	490	500	517	534	607	648	1,336	1,625	2,652	5,814
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.02	$34.18	$32.29	$29.38	$21.82	$19.27	$19.47	$15.88	$12.54	$24.03
Value at end of period	$45.40	$34.02	$34.18	$32.29	$29.38	$21.82	$19.27	$19.47	$15.88	$12.54
Number of accumulation units outstanding at end of period	857	888	3,052	3,086	3,146	6,374	6,488	6,490	6,684	6,672
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.13	$21.47	$20.98	$23.12	$17.95	$15.05	$18.40	$16.47	$13.18	$23.76
Value at end of period	$25.90	$20.13	$21.47	$20.98	$23.12	$17.95	$15.05	$18.40	$16.47	$13.18
Number of accumulation units outstanding at end of period	288	288	288	367	368	368	644	644	645	645
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$55.74	$55.20	$53.23	$49.71	$35.92	$37.16				
Value at end of period	$70.10	$55.74	$55.20	$53.23	$49.71	$35.92				
Number of accumulation units outstanding at end of period	160	169	178	188	197	206				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.39	$14.14	$15.19	$14.23	$11.15	$9.91	$10.04	$9.28	$7.33	$10.62
Value at end of period	$17.21	$15.39	$14.14	$15.19	$14.23	$11.15	$9.91	$10.04	$9.28	$7.33
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	4	4

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during October 2017)										
Value at beginning of period										$23.64
Value at end of period										$23.99
Number of accumulation units outstanding at end of period										23
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during October 2013)										
Value at beginning of period						$20.02	$20.62	$22.80	$21.18	$24.70
Value at end of period						$20.62	$22.80	$21.18	$24.70	$27.84
Number of accumulation units outstanding at end of period						16	56	56	56	0
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2017)										
Value at beginning of period										$10.09
Value at end of period										$10.08
Number of accumulation units outstanding at end of period										42
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$27.51	$19.54	$23.00	$25.92	$25.26	$28.34	$32.67	$34.27	$33.21	$35.36
Value at end of period	$19.54	$23.00	$25.92	$25.26	$28.34	$32.67	$34.27	$33.21	$35.36	$40.06
Number of accumulation units outstanding at end of period	2,225	1,720	1,705	1,699	1,538	1,542	1,542	1,407	1,410	1,408
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.51	$9.60	$11.53	$13.19	$13.51	$14.39	$13.64	$13.53	$12.78	$13.42
Value at end of period	$9.60	$11.53	$13.19	$13.51	$14.39	$13.64	$13.53	$12.78	$13.42	$14.54
Number of accumulation units outstanding at end of period	2,186	2,133	2,096	2,061	1,819	1,773	929	883	836	792
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.01	$9.33	$9.77
Value at end of period								$9.33	$9.77	$11.93
Number of accumulation units outstanding at end of period								773	772	772
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.64	$14.84	$14.70	$14.55	$14.38	$14.20	$14.02	$13.85	$13.68	$13.53
Value at end of period	$14.84	$14.70	$14.55	$14.38	$14.20	$14.02	$13.85	$13.68	$13.53	$13.45
Number of accumulation units outstanding at end of period	8,306	5,817	3,292	1,395	1,391	1,390	1,389	1,187	0	0
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$24.13	$14.86	$19.11	$21.54	$21.22	$24.26	$31.30	$34.22	$33.31	$36.11
Value at end of period	$14.86	$19.11	$21.54	$21.22	$24.26	$31.30	$34.22	$33.31	$36.11	$42.91
Number of accumulation units outstanding at end of period	16,274	14,411	13,902	13,641	12,258	16,755	16,017	15,112	15,086	14,157
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.63	$14.03	$17.07	$19.21	$18.95	$21.42	$28.12	$31.62	$31.48	$34.28
Value at end of period	$14.03	$17.07	$19.21	$18.95	$21.42	$28.12	$31.62	$31.48	$34.28	$42.20
Number of accumulation units outstanding at end of period	3,440	3,438	3,436	2,275	2,273	2,005	1,980	1,954	1,061	1,037
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.21	$14.31	$18.61	$22.41	$21.88	$25.42	$33.78	$36.55	$35.45	$41.36
Value at end of period	$14.31	$18.61	$22.41	$21.88	$25.42	$33.78	$36.55	$35.45	$41.36	$46.39
Number of accumulation units outstanding at end of period	572	572	447	248	248	248	248	248	3	37
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.25	$10.66	$13.14	$15.94	$15.63	$17.34	$24.44	$25.45	$24.32	$30.58
Value at end of period	$10.66	$13.14	$15.94	$15.63	$17.34	$24.44	$25.45	$24.32	$30.58	$33.19
Number of accumulation units outstanding at end of period	596	596	366	0	0	0	0	0	0	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$18.91	$17.09	$18.83	$20.42	$21.69	$23.43	$23.11	$24.34	$24.18	$24.91
Value at end of period	$17.09	$18.83	$20.42	$21.69	$23.43	$23.11	$24.34	$24.18	$24.91	$25.84
Number of accumulation units outstanding at end of period	7,996	5,796	4,442	4,485	4,533	4,554	4,591	4,981	4,785	4,595

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.78	$8.82	$9.01	$9.70	$8.09	$6.90	$7.96	$7.47	$6.88	
Value at end of period	$10.83	$8.78	$8.82	$9.01	$9.70	$8.09	$6.90	$7.96	$7.47	
Number of accumulation units outstanding at end of period	1,444	1,069	17	17	17	17	17	17	17	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.79	$18.30	$17.42	$15.52	$12.00	$10.29	$10.31			
Value at end of period	$24.07	$18.79	$18.30	$17.42	$15.52	$12.00	$10.29			
Number of accumulation units outstanding at end of period	5,079	5,797	5,853	6,500	6,198	6,324	6,401			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.23	$12.65	$13.41	$12.34	$9.55	$8.43	$8.25	$6.99	$6.29	$9.11
Value at end of period	$15.96	$14.23	$12.65	$13.41	$12.34	$9.55	$8.43	$8.25	$6.99	$6.29
Number of accumulation units outstanding at end of period	1,072	1,073	1,073	1,074	2,916	2,916	2,917	1,841	6,657	4,887
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.39	$15.25	$15.50	$13.61	$10.55	$9.67	$10.23	$8.92	$7.26	$11.23
Value at end of period	$19.71	$16.39	$15.25	$15.50	$13.61	$10.55	$9.67	$10.23	$8.92	$7.26
Number of accumulation units outstanding at end of period	0	0	0	0	0	438	438	439	439	439
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$27.18									
Value at end of period	$34.28									
Number of accumulation units outstanding at end of period	125									
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$16.65	$13.87								
Value at end of period	$20.15	$16.65								
Number of accumulation units outstanding at end of period	1,769	1,769								
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$23.01									
Value at end of period	$25.68									
Number of accumulation units outstanding at end of period	124									
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$17.96	$14.28								
Value at end of period	$20.93	$17.96								
Number of accumulation units outstanding at end of period	573	573								
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$18.88									
Value at end of period	$21.29									
Number of accumulation units outstanding at end of period	181									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$57.55	$46.82	$47.78	$45.42	$33.39	$29.52	$30.66	$24.96	$19.82	$29.11
Value at end of period	$63.25	$57.55	$46.82	$47.78	$45.42	$33.39	$29.52	$30.66	$24.96	$19.82
Number of accumulation units outstanding at end of period	14	14	14	14	359	359	359	359	359	14
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.79	$16.78	$17.14	$16.44	$11.97	$10.52	$10.57	$8.09	$6.25	$9.66
Value at end of period	$22.03	$18.79	$16.78	$17.14	$16.44	$11.97	$10.52	$10.57	$8.09	$6.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	126	126

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.61	$13.65	$16.88	$18.84	$18.06	$20.51	$24.79	$26.09	$25.46	$26.88
Value at end of period	$13.65	$16.88	$18.84	$18.06	$20.51	$24.79	$26.09	$25.46	$26.88	$31.30
Number of accumulation units outstanding at end of period	9	9	9	62	118	160	160	160	222	9
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.31	$13.95	$16.79	$18.57	$18.23	$20.45	$23.55	$24.81	$24.36	$25.66
Value at end of period	$13.95	$16.79	$18.57	$18.23	$20.45	$23.55	$24.81	$24.36	$25.66	$29.01
Number of accumulation units outstanding at end of period	365	365	365	366	366	365	365	365	365	365
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.16	$9.20	$11.15	$12.36	$12.08	$13.45	$16.60	$17.86	$17.27	$19.66
Value at end of period	$9.20	$11.15	$12.36	$12.08	$13.45	$16.60	$17.86	$17.27	$19.66	$21.53
Number of accumulation units outstanding at end of period	14,126	8,819	8,583	4,123	1,809	1,596	1,595	1,053	42	42
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.58	$11.83	$20.04	$23.80	$19.21	$22.60	$21.03	$20.96	$17.43	$19.44
Value at end of period	$11.83	$20.04	$23.80	$19.21	$22.60	$21.03	$20.96	$17.43	$19.44	$27.46
Number of accumulation units outstanding at end of period	29	0	0	47	99	143	143	143	143	14
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$10.90	$14.33	$17.40	$17.50	$20.74	$26.93	$30.58	$29.29	$33.17
Value at end of period		$14.33	$17.40	$17.50	$20.74	$26.93	$30.58	$29.29	$33.17	$37.25
Number of accumulation units outstanding at end of period		388	388	388	388	388	0	0	0	9
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.28	$8.42	$11.60	$13.30	$12.07	$14.50	$18.20	$18.39	$18.91	$18.72
Value at end of period	$8.42	$11.60	$13.30	$12.07	$14.50	$18.20	$18.39	$18.91	$18.72	$25.23
Number of accumulation units outstanding at end of period	15,356	12,631	12,578	11,376	10,664	9,887	9,624	8,516	8,480	8,349
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2010)										
Value at beginning of period			$13.04	$14.98	$14.69	$16.86	$18.70	$18.53	$17.45	$19.70
Value at end of period			$14.98	$14.69	$16.86	$18.70	$18.53	$17.45	$19.70	$20.89
Number of accumulation units outstanding at end of period			157	133	129	109	104	40	52	54
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.76	$9.13	$12.02	$13.53	$13.75	$15.54	$18.76	$20.77	$21.58	$23.03
Value at end of period	$9.13	$12.02	$13.53	$13.75	$15.54	$18.76	$20.77	$21.58	$23.03	$26.18
Number of accumulation units outstanding at end of period	2,594	2,555	2,314	1,928	1,928	1,927	1,927	1,927	1,926	1,925
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.38	$7.51	$10.86	$13.79	$13.11	$15.03	$20.07	$22.16	$22.32	$23.68
Value at end of period	$7.51	$10.86	$13.79	$13.11	$15.03	$20.07	$22.16	$22.32	$23.68	$29.19
Number of accumulation units outstanding at end of period	15,263	15,069	13,318	11,971	10,939	10,908	10,873	10,839	10,801	10,687
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.96	$10.77	$13.30	$15.09	$14.77	$17.10	$21.91	$23.24	$21.37	$25.06
Value at end of period	$10.77	$13.30	$15.09	$14.77	$17.10	$21.91	$23.24	$21.37	$25.06	$28.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	15	52	52	52	128
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$26.53	$15.14	$21.37	$24.66	$24.10	$28.29	$38.91	$41.76	$45.69	$45.81
Value at end of period	$15.14	$21.37	$24.66	$24.10	$28.29	$38.91	$41.76	$45.69	$45.81	$60.43
Number of accumulation units outstanding at end of period	1,803	1,564	1,574	1,582	1,526	1,429	1,621	1,622	1,640	1,704
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.28	$8.20	$8.82	$7.66	$8.99	$10.68	$9.85	$9.41	$9.46
Value at end of period	$6.28	$8.20	$8.82	$7.66	$8.99	$10.68	$9.85	$9.41	$9.46	$11.43
Number of accumulation units outstanding at end of period	26,257	25,250	25,222	22,868	20,407	17,239	17,061	14,723	12,663	11,539

Condensed Financial Information (continued)

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.83	$11.72	$12.84	$13.37	$10.37	$8.62	$9.26	$8.70	$6.66	$11.18
Value at end of period	$14.98	$12.83	$11.72	$12.84	$13.37	$10.37	$8.62	$9.26	$8.70	$6.66
Number of accumulation units outstanding at end of period	1,070	1,070	1,070	1,070	1,071	1,071	1,071	1,071	1,072	1,072

TABLE 36

FOR CONTRACTS ISSUED UNDER 403(b) OR 401(a) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$20.64	$20.52	$20.31	$19.66	$14.80	$13.06	$14.07			
Value at end of period	$25.93	$20.64	$20.52	$20.31	$19.66	$14.80	$13.06			
Number of accumulation units outstanding at end of period	6	4	73	23	2	6	2			
AMANA GROWTH FUND (INVESTOR CLASS)										
Value at beginning of period	$21.08	$19.87	$20.23	$18.00	$14.86	$13.55				
Value at end of period	$26.81	$21.08	$19.87	$20.23	$18.00	$14.86				
Number of accumulation units outstanding at end of period	76	59	48	37	24	9				
AMANA INCOME FUND (INVESTOR CLASS)										
Value at beginning of period	$20.50	$19.01	$19.85	$18.45	$14.42	$13.34				
Value at end of period	$24.59	$20.50	$19.01	$19.85	$18.45	$14.42				
Number of accumulation units outstanding at end of period	121	77	62	48	461	398				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.77	$11.40	$11.81	$11.67	$13.02	$12.38	$11.06			
Value at end of period	$11.96	$11.77	$11.40	$11.81	$11.67	$13.02	$12.38			
Number of accumulation units outstanding at end of period	707	589	618	580	450	214	209			
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$10.11									
Value at end of period	$11.01									
Number of accumulation units outstanding at end of period	10									
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.81	$14.26	$13.99	$13.03	$10.05	$8.71	$9.00	$8.01	$7.86	
Value at end of period	$19.23	$15.81	$14.26	$13.99	$13.03	$10.05	$8.71	$9.00	$8.01	
Number of accumulation units outstanding at end of period	560	495	468	327	217	143	0	0	509	
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$13.95	$13.38	$14.59							
Value at end of period	$17.45	$13.95	$13.38							
Number of accumulation units outstanding at end of period	37	30	27							
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$11.58									
Value at end of period	$11.69									
Number of accumulation units outstanding at end of period	23									

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.59	$21.13	$20.34	$18.89	$14.31	$12.04	$12.84	$11.59	$8.74	$14.55
Value at end of period	$28.09	$22.59	$21.13	$20.34	$18.89	$14.31	$12.04	$12.84	$11.59	$8.74
Number of accumulation units outstanding at end of period	224	224	224	2,612	2,611	3,342	3,297	7,189	4,614	5,571
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$20.80	$18.61	$18.92	$17.26	$13.28	$11.97	$11.35	$10.16	$8.66	$13.13
Value at end of period	$24.64	$20.80	$18.61	$18.92	$17.26	$13.28	$11.97	$11.35	$10.16	$8.66
Number of accumulation units outstanding at end of period	638	530	421	2,493	2,390	2,282	2,171	2,170	2,170	3,320
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES) (Funds were first received in this option during June 2015)										
Value at beginning of period	$9.30	$10.04	$10.32							
Value at end of period	$11.45	$9.30	$10.04							
Number of accumulation units outstanding at end of period	93	47	47							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES) (Funds were first received in this option during January 2011)										
Value at beginning of period	$26.04	$21.59	$23.52	$22.42	$17.06	$15.29	$15.99			
Value at end of period	$27.87	$26.04	$21.59	$23.52	$22.42	$17.06	$15.29			
Number of accumulation units outstanding at end of period	239	238	295	242	210	137	123			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$33.44	$31.44	$32.60	$30.17	$25.93	$23.80	$23.08	$20.88	$16.90	$24.96
Value at end of period	$36.93	$33.44	$31.44	$32.60	$30.17	$25.93	$23.80	$23.08	$20.88	$16.90
Number of accumulation units outstanding at end of period	293	287	282	275	309	302	294	284	497	486
COHEN & STEERS REALTY SHARES, INC. (Funds were first received in this option during July 2015)										
Value at beginning of period	$15.16	$14.56	$13.59							
Value at end of period	$16.01	$15.16	$14.56							
Number of accumulation units outstanding at end of period	10	6	3							
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K) (Funds were first received in this option during June 2017)										
Value at beginning of period	$15.43									
Value at end of period	$16.79									
Number of accumulation units outstanding at end of period	14									
COLUMBIA MID CAP VALUE FUND (CLASS A) (Funds were first received in this option during November 2010)										
Value at beginning of period	$16.09	$14.32	$15.31	$13.87	$10.41	$9.06	$9.60	$8.93		
Value at end of period	$17.98	$16.09	$14.32	$15.31	$13.87	$10.41	$9.06	$9.60		
Number of accumulation units outstanding at end of period	29	71	61	46	37	27	14	2		
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$53.11	$49.87	$50.25	$45.52	$35.17	$30.64	$31.88	$27.58	$20.61	$36.36
Value at end of period	$63.83	$53.11	$49.87	$50.25	$45.52	$35.17	$30.64	$31.88	$27.58	$20.61
Number of accumulation units outstanding at end of period	1,210	1,156	2,157	2,030	2,017	1,792	1,554	1,895	2,305	2,826
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$36.90	$31.71	$33.49	$31.24	$24.72	$21.37	$21.47	$18.91	$14.73	$26.05
Value at end of period	$41.07	$36.90	$31.71	$33.49	$31.24	$24.72	$21.37	$21.47	$18.91	$14.73
Number of accumulation units outstanding at end of period	1,197	1,155	2,461	2,426	2,394	2,794	2,601	2,454	2,821	2,361
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.93	$33.13	$31.35	$28.57	$21.25	$18.79	$19.02	$15.54	$12.28	$23.58
Value at end of period	$43.88	$32.93	$33.13	$31.35	$28.57	$21.25	$18.79	$19.02	$15.54	$12.28
Number of accumulation units outstanding at end of period	270	270	298	298	298	298	298	400	134	939

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.48	$20.81	$20.37	$22.48	$17.48	$14.68	$17.97	$16.12	$12.92	$23.31
Value at end of period	$25.03	$19.48	$20.81	$20.37	$22.48	$17.48	$14.68	$17.97	$16.12	$12.92
Number of accumulation units outstanding at end of period	1,369	1,356	1,281	1,243	1,176	1,034	957	824	777	723
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$32.03	$24.95	$27.32	$27.56	$20.51	$17.57	$18.52	$14.65	$11.50	$17.42
Value at end of period	$34.95	$32.03	$24.95	$27.32	$27.56	$20.51	$17.57	$18.52	$14.65	$11.50
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	55	368	359
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.70	$16.93	$17.95	$17.42	$13.68	$12.57	$13.59	$12.25	$11.91	
Value at end of period	$21.21	$18.70	$16.93	$17.95	$17.42	$13.68	$12.57	$13.59	$12.25	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	252	
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$10.37	$10.33	$11.44							
Value at end of period	$13.58	$10.37	$10.33							
Number of accumulation units outstanding at end of period	50	44	44							
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$10.07	$9.99								
Value at end of period	$10.17	$10.07								
Number of accumulation units outstanding at end of period	0	48								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$10.06	$9.97	$10.12	$10.07						
Value at end of period	$10.23	$10.06	$9.97	$10.12						
Number of accumulation units outstanding at end of period	152	64	24	13						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$17.35	$16.01	$16.33	$15.02	$11.04	$10.11	$11.08			
Value at end of period	$20.26	$17.35	$16.01	$16.33	$15.02	$11.04	$10.11			
Number of accumulation units outstanding at end of period	31	18	41	27	11	139	80			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$64.26	$60.97	$71.95	$76.66	$71.75	$60.22	$74.57	$59.56	$33.24	$64.86
Value at end of period	$85.40	$64.26	$60.97	$71.95	$76.66	$71.75	$60.22	$74.57	$59.56	$33.24
Number of accumulation units outstanding at end of period	190	170	160	121	101	83	59	439	196	276
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.26	$20.84	$22.46	$20.35	$14.64	$12.58	$13.05	$10.73	$7.93	$12.93
Value at end of period	$27.31	$24.26	$20.84	$22.46	$20.35	$14.64	$12.58	$13.05	$10.73	$7.93
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,370	592	618
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.37	$14.73	$15.02	$14.10	$12.30	$11.21	$11.58	$10.49	$8.77	$12.84
Value at end of period	$17.15	$15.37	$14.73	$15.02	$14.10	$12.30	$11.21	$11.58	$10.49	$8.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	260	260	260
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$6.06	$5.37	$7.00							
Value at end of period	$6.12	$6.06	$5.37							
Number of accumulation units outstanding at end of period	37	30	11							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$14.32	$13.80	$14.39	$14.15	$15.81	$14.75	$13.39	$13.00		
Value at end of period	$14.63	$14.32	$13.80	$14.39	$14.15	$15.81	$14.75	$13.39		
Number of accumulation units outstanding at end of period	12,181	10,381	8,684	7,040	5,631	3,855	2,030	452		
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.06	$16.03	$16.93	$17.15	$15.53	$13.57	$14.00	$12.02	$7.60	$11.93
Value at end of period	$19.10	$18.06	$16.03	$16.93	$17.15	$15.53	$13.57	$14.00	$12.02	$7.60
Number of accumulation units outstanding at end of period	483	438	415	391	328	189	174	835	822	132
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.28	$19.37	$20.51	$20.48	$20.32	$17.80	$18.49	$16.64	$14.20	$13.55
Value at end of period	$20.47	$20.28	$19.37	$20.51	$20.48	$20.32	$17.80	$18.49	$16.64	$14.20
Number of accumulation units outstanding at end of period	912	800	734	576	729	520	166	3,402	19,362	19,443
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$36.94	$34.74	$35.90	$34.28	$29.79	$26.59	$27.33	$24.29	$20.66	$29.14
Value at end of period	$41.79	$36.94	$34.74	$35.90	$34.28	$29.79	$26.59	$27.33	$24.29	$20.66
Number of accumulation units outstanding at end of period	138	73	97	169	162	696	673	656	629	660
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$10.59	$9.04								
Value at end of period	$12.46	$10.59								
Number of accumulation units outstanding at end of period	46	24								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.18	$12.57	$13.33	$13.46	$14.22	$13.37	$13.07	$11.44	$9.54	$11.46
Value at end of period	$14.25	$13.18	$12.57	$13.33	$13.46	$14.22	$13.37	$13.07	$11.44	$9.54
Number of accumulation units outstanding at end of period	1,249	1,214	1,166	1,126	1,090	1,055	1,020	1,982	2,340	2,325
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.74	$9.31	$10.01							
Value at end of period	$11.88	$9.74	$9.31							
Number of accumulation units outstanding at end of period	104	75	69							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$10.17	$9.50								
Value at end of period	$11.53	$10.17								
Number of accumulation units outstanding at end of period	56	24								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.58	$13.75	$13.94	$14.14	$14.34	$14.54	$14.74	$14.91	$15.08	$14.89
Value at end of period	$13.47	$13.58	$13.75	$13.94	$14.14	$14.34	$14.54	$14.74	$14.91	$15.08
Number of accumulation units outstanding at end of period	385	286	242	201	222	297	14,737	14,593	16,602	24,448
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$37.75	$34.88	$35.88	$32.87	$25.51	$22.35	$22.73	$20.20	$15.73	$25.57
Value at end of period	$44.79	$37.75	$34.88	$35.88	$32.87	$25.51	$22.35	$22.73	$20.20	$15.73
Number of accumulation units outstanding at end of period	962	943	928	3,396	3,191	1,043	968	949	789	1,052
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$33.24	$30.57	$30.75	$27.39	$20.90	$18.52	$18.80	$16.73	$13.77	$22.24
Value at end of period	$40.86	$33.24	$30.57	$30.75	$27.39	$20.90	$18.52	$18.80	$16.73	$13.77
Number of accumulation units outstanding at end of period	52	57	51	51	51	51	51	16,488	74	78
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$40.20	$34.51	$35.63	$32.99	$24.86	$21.42	$21.98	$18.29	$14.08	$22.87
Value at end of period	$45.02	$40.20	$34.51	$35.63	$32.99	$24.86	$21.42	$21.98	$18.29	$14.08
Number of accumulation units outstanding at end of period	481	479	501	498	497	490	485	2,188	1,555	2,174

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.72	$23.67	$24.81	$23.86	$16.96	$15.30	$15.64	$12.91	$10.49	$16.01
Value at end of period	$32.21	$29.72	$23.67	$24.81	$23.86	$16.96	$15.30	$15.64	$12.91	$10.49
Number of accumulation units outstanding at end of period	4,187	3,985	3,734	3,504	3,243	2,960	2,670	2,362	2,016	1,558
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$26.60	$25.86	$26.07	$24.78	$25.17	$23.33	$22.00	$20.32	$18.47	$20.47
Value at end of period	$27.55	$26.60	$25.86	$26.07	$24.78	$25.17	$23.33	$22.00	$20.32	$18.47
Number of accumulation units outstanding at end of period	494	416	443	367	331	331	331	3,407	1,065	1,186
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$8.67	$8.72	$9.30							
Value at end of period	$10.67	$8.67	$8.72							
Number of accumulation units outstanding at end of period	32	18	1							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.61	$18.15	$17.31	$15.45	$11.97	$10.28	$10.31			
Value at end of period	$23.81	$18.61	$18.15	$17.31	$15.45	$11.97	$10.28			
Number of accumulation units outstanding at end of period	2,189	2,131	2,130	7,417	4,503	5,347	5,222			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.00	$12.47	$13.24	$12.19	$9.45	$8.36	$8.33			
Value at end of period	$15.68	$14.00	$12.47	$13.24	$12.19	$9.45	$8.36			
Number of accumulation units outstanding at end of period	364	332	370	340	336	261	260			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.13	$24.71	$24.93	$23.23	$17.85	$15.85				
Value at end of period	$32.23	$26.13	$24.71	$24.93	$23.23	$17.85				
Number of accumulation units outstanding at end of period	874	819	800	739	1,192	546				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$26.14	$24.88	$23.45	$21.03	$16.16	$14.31	$14.75			
Value at end of period	$33.84	$26.14	$24.88	$23.45	$21.03	$16.16	$14.31			
Number of accumulation units outstanding at end of period	1,048	845	525	346	588	439	4			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$22.71	$19.97	$21.05	$20.00						
Value at end of period	$25.34	$22.71	$19.97	$21.05						
Number of accumulation units outstanding at end of period	455	315	86	17						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$18.62	$15.59	$16.57	$16.02	$11.71	$10.23	$8.97			
Value at end of period	$20.98	$18.62	$15.59	$16.57	$16.02	$11.71	$10.23			
Number of accumulation units outstanding at end of period	563	452	351	267	726	709	70			
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$55.85	$45.50	$46.51	$44.28	$32.60	$28.87	$30.03	$24.48	$19.47	$28.63
Value at end of period	$61.29	$55.85	$45.50	$46.51	$44.28	$32.60	$28.87	$30.03	$24.48	$19.47
Number of accumulation units outstanding at end of period	242	226	211	198	185	171	154	225	204	220
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.35	$16.41	$16.80	$16.13	$11.76	$10.36	$10.42	$7.98	$6.18	$9.56
Value at end of period	$21.48	$18.35	$16.41	$16.80	$16.13	$11.76	$10.36	$10.42	$7.98	$6.18
Number of accumulation units outstanding at end of period	0	0	68	68	68	68	68	68	68	68
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.86	$14.23	$14.45	$13.88	$12.10	$10.82	$11.32	$10.09	$8.14	$12.48
Value at end of period	$16.89	$14.86	$14.23	$14.45	$13.88	$12.10	$10.82	$11.32	$10.09	$8.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	2,032	1,458	1,834

CFI 297

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.55	$14.85	$15.13	$14.52	$12.24	$10.78	$11.47	$9.96		
Value at end of period	$18.32	$15.55	$14.85	$15.13	$14.52	$12.24	$10.78	$11.47		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	773		
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$12.48	$11.91	$12.13	$11.57	$10.15	$9.05	$9.73			
Value at end of period	$14.13	$12.48	$11.91	$12.13	$11.57	$10.15	$9.05			
Number of accumulation units outstanding at end of period	30	16	13	8	3	9	3			
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$12.37	$11.54								
Value at end of period	$13.45	$12.37								
Number of accumulation units outstanding at end of period	20	10								
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$24.28	$23.30	$23.68	$22.53	$20.38	$18.40	$18.34	$16.74	$14.41	$19.12
Value at end of period	$26.47	$24.28	$23.30	$23.68	$22.53	$20.38	$18.40	$18.34	$16.74	$14.41
Number of accumulation units outstanding at end of period	216	213	364	404	374	344	310	270	221	164
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.02	$24.68	$25.33	$24.11	$19.98	$17.62	$18.41	$16.51	$13.37	$21.21
Value at end of period	$30.25	$26.02	$24.68	$25.33	$24.11	$19.98	$17.62	$18.41	$16.51	$13.37
Number of accumulation units outstanding at end of period	2,022	1,923	2,386	2,359	2,017	1,898	1,623	1,361	1,076	726
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$24.83	$23.62	$24.09	$22.90	$19.92	$17.78	$18.14	$16.42	$13.67	$19.94
Value at end of period	$28.03	$24.83	$23.62	$24.09	$22.90	$19.92	$17.78	$18.14	$16.42	$13.67
Number of accumulation units outstanding at end of period	3,244	2,978	2,664	2,318	1,913	1,738	1,409	1,181	978	733
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$12.02	$11.91	$11.97							
Value at end of period	$12.23	$12.02	$11.91							
Number of accumulation units outstanding at end of period	59	30	11							
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.50	$26.57	$27.42	$24.73	$19.09	$16.64	$17.43	$14.49	$10.83	$14.95
Value at end of period	$35.61	$32.50	$26.57	$27.42	$24.73	$19.09	$16.64	$17.43	$14.49	$10.83
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	108	108	108
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.13	$13.19	$13.57	$12.07	$11.78	$9.47	$10.13	$8.83	$6.70	$9.74
Value at end of period	$14.34	$13.13	$13.19	$13.57	$12.07	$11.78	$9.47	$10.13	$8.83	$6.70
Number of accumulation units outstanding at end of period	31	31	31	31	31	31	31	211	211	211
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.89	$16.43	$16.19	$12.64	$12.56	$11.03	$10.21	$8.09	$6.04	$9.96
Value at end of period	$17.51	$16.89	$16.43	$16.19	$12.64	$12.56	$11.03	$10.21	$8.09	$6.04
Number of accumulation units outstanding at end of period	101	75	127	82	290	248	7	2,123	680	730
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.73	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	0	0	1	0	0	0	0	0	756	757
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.53	$19.99	$18.58	$13.96	$11.93	$12.36	$10.88	$8.59	$13.71
Value at end of period	$24.98	$21.53	$18.53	$19.99	$18.58	$13.96	$11.93	$12.36	$10.88	$8.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	233	333	333

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.31	$16.99	$17.59	$16.37	$13.29	$11.95	$12.25	$11.06	$9.15	$12.11
Value at end of period	$21.11	$19.31	$16.99	$17.59	$16.37	$13.29	$11.95	$12.25	$11.06	$9.15
Number of accumulation units outstanding at end of period	1,397	1,287	3,682	3,690	3,622	3,579	3,288	3,135	3,491	3,159
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.38	$18.60	$18.12	$17.96	$14.33	$11.94	$13.18	$11.52	$8.37	$14.22
Value at end of period	$24.74	$18.38	$18.60	$18.12	$17.96	$14.33	$11.94	$13.18	$11.52	$8.37
Number of accumulation units outstanding at end of period	586	581	681	766	772	766	766	2,097	2,118	2,634
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.38	$17.20	$18.29	$18.48	$16.69	$14.56	$14.88	$12.68	$11.20	
Value at end of period	$20.52	$19.38	$17.20	$18.29	$18.48	$16.69	$14.56	$14.88	$12.68	
Number of accumulation units outstanding at end of period	161	148	128	108	95	82	0	2,143	2,143	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.63	$21.24	$20.47	$18.51	$15.36	$13.61	$13.41	$11.93	$9.08	$12.71
Value at end of period	$25.68	$22.63	$21.24	$20.47	$18.51	$15.36	$13.61	$13.41	$11.93	$9.08
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	3,965	2,456	3,476
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.26	$21.96	$21.83	$19.80	$14.85	$12.97	$13.66	$10.78	$7.47	$13.32
Value at end of period	$28.62	$23.26	$21.96	$21.83	$19.80	$14.85	$12.97	$13.66	$10.78	$7.47
Number of accumulation units outstanding at end of period	1,680	1,644	1,581	1,520	1,450	1,371	1,276	1,245	1,269	1,926
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.55	$20.96	$22.83	$21.55	$16.85	$14.58	$14.92	$13.16	$10.68	$16.84
Value at end of period	$28.14	$24.55	$20.96	$22.83	$21.55	$16.85	$14.58	$14.92	$13.16	$10.68
Number of accumulation units outstanding at end of period	242	247	250	243	218	138	132	0	0	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$44.34	$44.30	$40.54	$37.83	$27.55	$23.50	$24.09	$20.91	$14.83	$26.03
Value at end of period	$58.40	$44.34	$44.30	$40.54	$37.83	$27.55	$23.50	$24.09	$20.91	$14.83
Number of accumulation units outstanding at end of period	2,225	2,181	2,273	2,075	1,871	1,655	1,556	1,773	1,637	1,629
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.34	$9.30	$9.75	$10.59	$8.93	$7.62	$8.78	$8.18	$6.28	$10.20
Value at end of period	$11.26	$9.34	$9.30	$9.75	$10.59	$8.93	$7.62	$8.78	$8.18	$6.28
Number of accumulation units outstanding at end of period	842	842	842	843	851	1,999	1,924	1,854	1,718	1,445
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.63	$11.55	$12.67	$13.22	$10.26	$8.55	$9.19	$8.65	$8.59	
Value at end of period	$14.72	$12.63	$11.55	$12.67	$13.22	$10.26	$8.55	$9.19	$8.65	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	664	
WANGER INTERNATIONAL										
Value at beginning of period	$11.24	$11.57	$11.72	$12.43	$10.31	$8.60				
Value at end of period	$14.74	$11.24	$11.57	$11.72	$12.43	$10.31				
Number of accumulation units outstanding at end of period	25	35	15	11	7	3				
WANGER SELECT										
Value at beginning of period	$22.94	$20.52	$20.76	$20.42	$15.39	$13.17	$16.23	$13.01	$7.94	$15.80
Value at end of period	$28.65	$22.94	$20.52	$20.76	$20.42	$15.39	$13.17	$16.23	$13.01	$7.94
Number of accumulation units outstanding at end of period	20	20	20	20	20	20	20	153	123	26
WANGER USA										
Value at beginning of period	$23.96	$21.38	$21.81	$21.11	$16.01	$13.53	$14.22	$11.69	$8.34	$14.02
Value at end of period	$28.26	$23.96	$21.38	$21.81	$21.11	$16.01	$13.53	$14.22	$11.69	$8.34
Number of accumulation units outstanding at end of period	23	23	23	23	23	23	23	23	23	23

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$41.34	$32.53	$34.57	$32.65	$23.98	$21.44	$22.23	$18.39	$14.36	$21.34
Value at end of period	$45.27	$41.34	$32.53	$34.57	$32.65	$23.98	$21.44	$22.23	$18.39	$14.36
Number of accumulation units outstanding at end of period	162	168	171	173	165	107	102	362	362	718

TABLE 37

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7,1997)
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.50	$20.40	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93	$11.28	
Value at end of period	$25.73	$20.50	$20.40	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93	
Number of accumulation units outstanding at end of period	1,740	1,577	1,562	1,841	1,341	1,125	910	1,140	1,349	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$20.94	$19.75	$20.13	$17.92	$14.81	$13.52	$13.98	$12.25	$11.88	
Value at end of period	$26.60	$20.94	$19.75	$20.13	$17.92	$14.81	$13.52	$13.98	$12.25	
Number of accumulation units outstanding at end of period	13,338	15,696	16,820	18,346	16,438	11,726	10,347	6,551	2,063	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$20.35	$18.90	$19.75	$18.37	$14.37	$13.31	$13.25	$11.99	$10.45	
Value at end of period	$24.40	$20.35	$18.90	$19.75	$18.37	$14.37	$13.31	$13.25	$11.99	
Number of accumulation units outstanding at end of period	30,422	31,650	33,092	31,269	30,552	20,227	17,408	9,970	3,544	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.69	$11.33	$11.75	$11.62	$12.98	$12.35	$11.10	$10.68	$10.44	
Value at end of period	$11.87	$11.69	$11.33	$11.75	$11.62	$12.98	$12.35	$11.10	$10.68	
Number of accumulation units outstanding at end of period	2,215	2,718	3,849	3,398	3,195	12,333	13,052	7,487	131	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.77	$9.28	$9.79							
Value at end of period	$10.98	$9.77	$9.28							
Number of accumulation units outstanding at end of period	10,614	11,420	35							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$15.69	$14.16	$13.91	$12.97	$10.01	$8.68	$8.98	$8.00	$6.09	$9.16
Value at end of period	$19.06	$15.69	$14.16	$13.91	$12.97	$10.01	$8.68	$8.98	$8.00	$6.09
Number of accumulation units outstanding at end of period	30,882	23,576	20,086	19,638	16,129	18,225	16,753	13,633	8,213	4,246
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$13.84	$13.29	$13.14	$13.10	$10.28	$8.55	$10.13	$8.23	$5.44	$9.04
Value at end of period	$17.30	$13.84	$13.29	$13.14	$13.10	$10.28	$8.55	$10.13	$8.23	$5.44
Number of accumulation units outstanding at end of period	7,622	8,654	5,313	5,597	8,677	5,903	4,229	1,941	626	465
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.40	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38	$9.82	$8.68	$9.68
Value at end of period	$11.59	$11.40	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38	$9.82	$8.68
Number of accumulation units outstanding at end of period	2,973	3,840	3,096	3,760	5,640	4,887	2,008	1,346	693	337

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.34	$20.91	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70	$14.50
Value at end of period	$27.75	$22.34	$20.91	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70
Number of accumulation units outstanding at end of period	76,708	80,791	82,690	90,451	95,499	99,651	100,579	89,909	78,359	75,409
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$20.57	$18.42	$18.74	$17.11	$13.18	$11.89	$11.28	$10.11	$8.62	$13.09
Value at end of period	$24.34	$20.57	$18.42	$18.74	$17.11	$13.18	$11.89	$11.28	$10.11	$8.62
Number of accumulation units outstanding at end of period	33,064	37,242	39,416	36,948	33,678	35,920	38,381	36,818	34,698	40,290
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$20.51	$16.78	$19.00	$17.58	$12.35	$10.77	$11.69	$9.38		
Value at end of period	$22.53	$20.51	$16.78	$19.00	$17.58	$12.35	$10.77	$11.69		
Number of accumulation units outstanding at end of period	3,622	4,913	3,017	5,017	1,641	1,150	988	171		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$19.98	$17.55	$18.58	$17.00	$11.93	$10.06	$11.52	$11.56		
Value at end of period	$22.81	$19.98	$17.55	$18.58	$17.00	$11.93	$10.06	$11.52		
Number of accumulation units outstanding at end of period	3,533	6,024	5,772	3,580	2,920	689	296	155		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.13	$10.26	$10.83	$11.10	$9.00	$7.29	$7.98	$7.64	$5.55	$9.00
Value at end of period	$11.78	$9.13	$10.26	$10.83	$11.10	$9.00	$7.29	$7.98	$7.64	$5.55
Number of accumulation units outstanding at end of period	9,546	9,900	8,599	6,059	6,332	4,541	3,730	4,388	1,269	546
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$10.36	$9.12	$9.06							
Value at end of period	$11.93	$10.36	$9.12							
Number of accumulation units outstanding at end of period	2,999	2,402	36							
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.29	$10.04	$9.90							
Value at end of period	$11.42	$9.29	$10.04							
Number of accumulation units outstanding at end of period	10,048	5,496	7,360							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$25.86	$21.46	$23.40	$22.33	$17.00	$15.25	$15.57	$12.37		
Value at end of period	$27.66	$25.86	$21.46	$23.40	$22.33	$17.00	$15.25	$15.57		
Number of accumulation units outstanding at end of period	2,283	2,493	1,972	2,669	4,729	1,539	1,418	990		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$32.10	$30.21	$31.36	$29.04	$24.98	$22.95	$22.28	$20.17	$16.34	$24.16
Value at end of period	$35.42	$32.10	$30.21	$31.36	$29.04	$24.98	$22.95	$22.28	$20.17	$16.34
Number of accumulation units outstanding at end of period	14,279	16,508	18,444	17,959	19,866	20,421	21,627	23,312	27,968	29,853
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$15.08	$14.50	$14.01	$10.93	$10.76	$9.44	$10.05			
Value at end of period	$15.91	$15.08	$14.50	$14.01	$10.93	$10.76	$9.44			
Number of accumulation units outstanding at end of period	2,028	3,162	3,926	3,005	2,130	1,549	988			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$14.49	$12.81	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16	$8.71
Value at end of period	$16.65	$14.49	$12.81	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16
Number of accumulation units outstanding at end of period	3,810	2,635	2,950	2,658	3,556	2,216	1,906	2,812	2,691	7,267

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$15.96	$14.22	$15.22	$13.80	$10.36	$9.03	$9.58	$7.91	$8.05	
Value at end of period	$17.82	$15.96	$14.22	$15.22	$13.80	$10.36	$9.03	$9.58	$7.91	
Number of accumulation units outstanding at end of period	363	1,352	1,259	1,521	1,445	1,367	1,502	1,005	3	
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$14.84	$12.09								
Value at end of period	$16.33	$14.84								
Number of accumulation units outstanding at end of period	632	883								
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$51.97	$48.84	$49.25	$44.66	$34.53	$30.11	$31.35	$27.15	$20.31	$35.87
Value at end of period	$62.39	$51.97	$48.84	$49.25	$44.66	$34.53	$30.11	$31.35	$27.15	$20.31
Number of accumulation units outstanding at end of period	98,764	112,972	124,134	136,539	147,602	156,106	165,572	180,286	190,163	203,284
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$36.47	$31.37	$33.16	$30.96	$24.52	$21.22	$21.33	$18.81	$14.66	$25.96
Value at end of period	$40.56	$36.47	$31.37	$33.16	$30.96	$24.52	$21.22	$21.33	$18.81	$14.66
Number of accumulation units outstanding at end of period	48,673	61,252	72,745	79,741	87,331	94,233	103,018	114,005	118,618	124,935
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.04	$32.27	$30.56	$27.87	$20.75	$18.37	$18.61	$15.21	$12.04	$23.13
Value at end of period	$42.66	$32.04	$32.27	$30.56	$27.87	$20.75	$18.37	$18.61	$15.21	$12.04
Number of accumulation units outstanding at end of period	81,242	87,890	103,144	106,839	111,786	122,089	133,588	137,137	145,984	146,278
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.19	$20.52	$20.10	$22.20	$17.28	$14.53	$17.80	$15.97	$12.82	$23.15
Value at end of period	$24.63	$19.19	$20.52	$20.10	$22.20	$17.28	$14.53	$17.80	$15.97	$12.82
Number of accumulation units outstanding at end of period	17,587	18,277	17,968	19,842	21,239	20,000	26,401	29,686	28,246	26,670
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$31.59	$24.63	$27.00	$27.25	$20.30	$17.41	$18.36	$14.54	$11.43	$17.32
Value at end of period	$34.43	$31.59	$24.63	$27.00	$27.25	$20.30	$17.41	$18.36	$14.54	$11.43
Number of accumulation units outstanding at end of period	12,511	20,063	15,081	16,516	20,333	18,570	18,194	16,691	19,558	23,020
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$18.57	$16.83	$17.86	$17.35	$13.63	$12.54	$13.57	$12.24	$9.89	
Value at end of period	$21.05	$18.57	$16.83	$17.86	$17.35	$13.63	$12.54	$13.57	$12.24	
Number of accumulation units outstanding at end of period	0	642	1,399	1,194	1,124	379	221	618	224	
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$55.10	$54.69	$52.87	$49.49	$35.85	$37.15				
Value at end of period	$69.12	$55.10	$54.69	$52.87	$49.49	$35.85				
Number of accumulation units outstanding at end of period	3,703	4,020	4,449	5,382	7,748	5,452				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.75	$13.58	$14.63	$13.73	$10.78	$9.61	$9.76	$9.05	$7.16	$10.40
Value at end of period	$16.44	$14.75	$13.58	$14.63	$13.73	$10.78	$9.61	$9.76	$9.05	$7.16
Number of accumulation units outstanding at end of period	27,329	28,772	27,406	26,925	27,488	26,613	29,721	34,207	37,836	37,029
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.34	$9.63								
Value at end of period	$13.53	$10.34								
Number of accumulation units outstanding at end of period	14,698	2,827								
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$20.05	$16.13	$16.98	$16.41	$12.29	$10.75	$11.11	$9.04	$7.14	$9.40
Value at end of period	$21.68	$20.05	$16.13	$16.98	$16.41	$12.29	$10.75	$11.11	$9.04	$7.14
Number of accumulation units outstanding at end of period	11,022	11,635	11,462	10,789	10,151	9,564	6,681	3,733	1,619	178

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.90	$19.10	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54
Value at end of period	$23.05	$21.90	$19.10	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69
Number of accumulation units outstanding at end of period	27,255	28,604	30,094	30,844	39,451	39,427	43,192	44,769	44,447	48,956
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period	$10.06	$10.09								
Value at end of period	$10.16	$10.06								
Number of accumulation units outstanding at end of period	1,260	2,606								
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$10.03	$9.95	$10.11	$9.71						
Value at end of period	$10.19	$10.03	$9.95	$10.11						
Number of accumulation units outstanding at end of period	6,082	9,277	5,203	1,589						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.19	$15.88	$16.21	$14.92	$10.98	$10.06	$10.53	$8.72	$6.79	$11.28
Value at end of period	$20.04	$17.19	$15.88	$16.21	$14.92	$10.98	$10.06	$10.53	$8.72	$6.79
Number of accumulation units outstanding at end of period	4,396	4,622	7,007	7,115	11,340	8,677	7,888	7,896	8,633	5,860
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$63.32	$60.13	$71.03	$75.74	$70.96	$59.61	$73.88	$59.05	$32.99	$64.43
Value at end of period	$84.07	$63.32	$60.13	$71.03	$75.74	$70.96	$59.61	$73.88	$59.05	$32.99
Number of accumulation units outstanding at end of period	13,254	14,546	18,237	20,220	20,580	19,976	20,313	24,152	22,260	21,659
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.01	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90
Value at end of period	$27.00	$24.01	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90
Number of accumulation units outstanding at end of period	9,313	9,013	9,271	7,357	5,423	5,968	6,543	7,913	7,392	7,287
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.14	$14.53	$14.83	$13.94	$12.16	$11.09	$11.47	$10.40	$8.70	$12.75
Value at end of period	$16.88	$15.14	$14.53	$14.83	$13.94	$12.16	$11.09	$11.47	$10.40	$8.70
Number of accumulation units outstanding at end of period	15,508	15,400	16,545	16,952	29,937	31,251	33,493	32,677	30,871	26,905
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$6.04	$5.36	$6.17							
Value at end of period	$6.10	$6.04	$5.36							
Number of accumulation units outstanding at end of period	2,339	2,511	1,319							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.15	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72	$11.71
Value at end of period	$14.45	$14.15	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72
Number of accumulation units outstanding at end of period	18,007	21,120	24,213	24,090	28,387	51,753	47,965	42,177	41,522	32,595
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.86	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89
Value at end of period	$18.86	$17.86	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57
Number of accumulation units outstanding at end of period	5,058	5,764	5,694	9,643	28,623	25,360	27,324	28,029	24,190	21,335
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.87	$9.90	$9.93							
Value at end of period	$10.02	$9.87	$9.90							
Number of accumulation units outstanding at end of period	3,897	8,442	1,854							

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.50	$14.14	$16.56	$18.38	$17.68	$20.16	$20.30	$20.32	$19.16	$20.05
Value at end of period	$14.14	$16.56	$18.38	$17.68	$20.16	$20.30	$20.32	$19.16	$20.05	$20.22
Number of accumulation units outstanding at end of period	61,335	65,786	73,561	67,559	63,970	66,910	39,290	36,112	34,582	31,776
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period				$10.89	$8.72	$7.55	$3.61	$3.26	$2.36	$3.39
Value at end of period				$8.72	$7.55	$3.61	$3.26	$2.36	$3.39	$3.66
Number of accumulation units outstanding at end of period				925	3,718	2,407	17,304	2,817	34,413	15,512
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$28.88	$20.45	$24.02	$27.01	$26.25	$29.39	$33.79	$35.36	$34.18	$36.31
Value at end of period	$20.45	$24.02	$27.01	$26.25	$29.39	$33.79	$35.36	$34.18	$36.31	$41.04
Number of accumulation units outstanding at end of period	124,977	106,516	99,920	82,734	73,729	70,931	67,179	64,806	64,769	56,902
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$10.08	$9.60	$10.57
Value at end of period								$9.60	$10.57	$12.43
Number of accumulation units outstanding at end of period								2,204	2,407	2,843
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.43	$9.51	$11.39	$13.00	$13.28	$14.12	$13.35	$13.21	$12.45	$13.04
Value at end of period	$9.51	$11.39	$13.00	$13.28	$14.12	$13.35	$13.21	$12.45	$13.04	$14.09
Number of accumulation units outstanding at end of period	87,074	86,140	78,240	81,726	75,950	67,488	59,378	52,725	49,228	42,372
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.01	$9.31	$9.72
Value at end of period								$9.31	$9.72	$11.85
Number of accumulation units outstanding at end of period								45,158	36,648	29,548
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period							$10.17	$10.13	$9.64	$10.15
Value at end of period							$10.13	$9.64	$10.15	$11.49
Number of accumulation units outstanding at end of period							2	449	327	290
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period			$10.17	$10.20	$10.80	$10.94	$10.58	$10.94	$10.94	$10.96
Value at end of period			$10.20	$10.80	$10.94	$10.58	$10.94	$10.94	$10.96	$10.96
Number of accumulation units outstanding at end of period			902	1,824	2,462	2,485	2,868	3,714	3,861	3,509
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.81	$14.98	$14.80	$14.62	$14.40	$14.19	$13.98	$13.78	$13.57	$13.40
Value at end of period	$14.98	$14.80	$14.62	$14.40	$14.19	$13.98	$13.78	$13.57	$13.40	$13.28
Number of accumulation units outstanding at end of period	160,994	119,637	103,303	96,796	93,251	82,117	81,564	89,208	82,648	54,929
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$25.32	$15.55	$19.96	$22.44	$22.05	$25.14	$32.36	$35.30	$34.28	$37.07
Value at end of period	$15.55	$19.96	$22.44	$22.05	$25.14	$32.36	$35.30	$34.28	$37.07	$43.94
Number of accumulation units outstanding at end of period	498,311	440,907	421,800	374,687	334,689	344,928	308,578	278,238	266,633	225,979
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.38	$8.69	$12.78	$14.39	$14.80	$16.62	$17.30	$17.24	$16.64	$18.78
Value at end of period	$8.69	$12.78	$14.39	$14.80	$16.62	$17.30	$17.24	$16.64	$18.78	$19.65
Number of accumulation units outstanding at end of period	8,093	8,266	9,432	10,192	10,835	11,029	10,090	6,500	6,392	6,073
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.05	$13.64	$16.55	$18.58	$18.29	$20.62	$27.00	$30.29	$30.09	$32.69
Value at end of period	$13.64	$16.55	$18.58	$18.29	$20.62	$27.00	$30.29	$30.09	$32.69	$40.14
Number of accumulation units outstanding at end of period	116,316	111,248	103,534	96,281	86,275	78,003	62,205	56,913	53,731	47,514

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$39.53	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67
Value at end of period	$44.23	$39.53	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94
Number of accumulation units outstanding at end of period	37,662	41,205	46,314	53,737	58,711	65,994	71,485	71,979	82,993	86,517
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.23	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87
Value at end of period	$31.65	$29.23	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39
Number of accumulation units outstanding at end of period	26,861	26,911	29,126	31,528	42,317	47,902	51,898	52,470	52,131	49,131
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.26	$15.30	$15.84	$15.12	$13.11					
Value at end of period	$19.33	$16.26	$15.30	$15.84	$15.12					
Number of accumulation units outstanding at end of period	1,514	3,207	1,750	1,191	263					
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$25.79	$25.09	$25.32	$24.09	$24.49	$22.72	$21.45	$19.82	$18.04	$20.01
Value at end of period	$26.69	$25.79	$25.09	$25.32	$24.09	$24.49	$22.72	$21.45	$19.82	$18.04
Number of accumulation units outstanding at end of period	84,136	89,095	100,330	71,923	83,502	102,067	102,526	107,633	110,310	143,536
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.60	$8.66	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44	$6.86	
Value at end of period	$10.58	$8.60	$8.66	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44	
Number of accumulation units outstanding at end of period	7,679	9,654	8,810	10,723	11,684	11,102	12,296	15,757	19,907	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.51	$18.07	$17.24	$15.41	$11.94	$10.27	$10.30			
Value at end of period	$23.66	$18.51	$18.07	$17.24	$15.41	$11.94	$10.27			
Number of accumulation units outstanding at end of period	124,096	142,308	152,405	161,918	74,095	85,755	89,290			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.87	$12.36	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07
Value at end of period	$15.51	$13.87	$12.36	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25
Number of accumulation units outstanding at end of period	120,579	121,105	142,430	174,170	186,048	149,233	150,960	57,740	61,748	62,406
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.77	$24.39	$24.63	$22.97	$17.67	$15.71	$16.02	$12.48	$8.96	$14.57
Value at end of period	$31.76	$25.77	$24.39	$24.63	$22.97	$17.67	$15.71	$16.02	$12.48	$8.96
Number of accumulation units outstanding at end of period	33,721	28,300	27,780	27,009	29,039	17,479	13,004	9,145	9,316	9,470
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$12.47									
Value at end of period	$13.51									
Number of accumulation units outstanding at end of period	132									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.97	$14.90	$15.18	$13.36	$10.38	$9.54	$10.12	$8.84	$7.21	$11.18
Value at end of period	$19.16	$15.97	$14.90	$15.18	$13.36	$10.38	$9.54	$10.12	$8.84	$7.21
Number of accumulation units outstanding at end of period	2,155	11,817	10,668	12,730	6,732	6,831	7,384	9,689	10,260	10,544
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$25.96	$24.73	$23.33	$20.94	$16.10	$14.28	$13.91	$12.52	$12.16	
Value at end of period	$33.57	$25.96	$24.73	$23.33	$20.94	$16.10	$14.28	$13.91	$12.52	
Number of accumulation units outstanding at end of period	9,278	7,018	3,688	2,860	3,477	3,162	899	110	2	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.30	$14.92	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06	$6.37	
Value at end of period	$19.69	$16.30	$14.92	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06	
Number of accumulation units outstanding at end of period	12,556	17,076	13,515	17,008	4,206	7,245	5,920	5,960	5,295	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.55	$19.85	$20.94	$18.94	$14.63	$12.81	$12.93	$11.81	$10.05	
Value at end of period	$25.15	$22.55	$19.85	$20.94	$18.94	$14.63	$12.81	$12.93	$11.81	
Number of accumulation units outstanding at end of period	7,063	6,218	3,930	2,262	2,580	2,413	1,623	1,722	1,701	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.02	$24.72	$25.30	$23.11	$17.39	$15.29	$15.87	$12.80	$11.39	
Value at end of period	$31.87	$26.02	$24.72	$25.30	$23.11	$17.39	$15.29	$15.87	$12.80	
Number of accumulation units outstanding at end of period	3,220	2,118	2,414	2,178	1,316	2,426	1,934	736	1,522	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$17.59	$15.75	$16.45	$14.81	$11.21	$9.72	$10.05	$8.15	$6.12	
Value at end of period	$20.45	$17.59	$15.75	$16.45	$14.81	$11.21	$9.72	$10.05	$8.15	
Number of accumulation units outstanding at end of period	4,889	4,134	3,484	2,419	4,131	2,225	1,869	715	585	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$18.48	$15.49	$16.47	$15.93	$11.66	$10.20	$10.77	$8.65	$7.01	
Value at end of period	$20.80	$18.48	$15.49	$16.47	$15.93	$11.66	$10.20	$10.77	$8.65	
Number of accumulation units outstanding at end of period	2,213	1,635	1,621	993	3,011	522	647	246	11	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$54.87	$44.74	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36
Value at end of period	$60.15	$54.87	$44.74	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26
Number of accumulation units outstanding at end of period	14,918	16,803	17,068	18,929	23,222	28,463	31,065	34,664	36,207	40,305
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.10	$16.20	$16.59	$15.95	$11.64	$10.26	$10.33	$7.92	$6.14	$9.51
Value at end of period	$21.17	$18.10	$16.20	$16.59	$15.95	$11.64	$10.26	$10.33	$7.92	$6.14
Number of accumulation units outstanding at end of period	14,552	13,351	9,145	6,876	12,245	10,914	9,117	4,742	4,983	5,565
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.70	$14.10	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05	$8.11	$12.45
Value at end of period	$16.70	$14.70	$14.10	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05	$8.11
Number of accumulation units outstanding at end of period	116,361	107,102	92,052	88,274	82,452	72,116	71,442	60,781	53,746	40,147
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$14.71	$15.00	$14.41	$12.15	$10.72	$11.41	$10.11	$7.99	$12.88
Value at end of period	$18.11	$15.39	$14.71	$15.00	$14.41	$12.15	$10.72	$11.41	$10.11	$7.99
Number of accumulation units outstanding at end of period	124,167	112,345	122,238	128,209	130,141	113,612	94,888	76,983	63,080	54,863
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$15.06	$15.44	$14.77	$12.15	$10.68	$11.43	$10.08	$7.88	$13.29
Value at end of period	$18.86	$15.79	$15.06	$15.44	$14.77	$12.15	$10.68	$11.43	$10.08	$7.88
Number of accumulation units outstanding at end of period	102,040	85,287	73,969	75,369	67,766	56,425	45,906	41,032	34,042	24,996
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$15.96	$15.22	$15.58	$14.89	$12.24	$10.75	$11.96			
Value at end of period	$19.13	$15.96	$15.22	$15.58	$14.89	$12.24	$10.75			
Number of accumulation units outstanding at end of period	14,410	11,870	8,834	4,596	1,648	236	28			
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.39	$11.83	$12.06	$11.51	$10.10	$9.02	$9.39	$8.45	$6.30	
Value at end of period	$14.00	$12.39	$11.83	$12.06	$11.51	$10.10	$9.02	$9.39	$8.45	
Number of accumulation units outstanding at end of period	1,021	986	746	1,067	620	240	170	99	332	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.75	$13.36	$13.55	$13.00	$12.34	$11.41	$11.54	$10.69	$9.26	$11.28
Value at end of period	$14.80	$13.75	$13.36	$13.55	$13.00	$12.34	$11.41	$11.54	$10.69	$9.26
Number of accumulation units outstanding at end of period	23,003	29,878	34,529	403	349	581	551	526	601	1,113

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S) (Funds were first received in this option during January 2009)										
Value at beginning of period		$7.15	$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77	$12.27
Value at end of period		$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77	$12.27	$13.33
Number of accumulation units outstanding at end of period		505	91	152	306	537	741	674	348	387
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.98	$14.29	$16.60	$18.16	$18.21	$20.15	$22.25	$23.37	$22.97	$23.92
Value at end of period	$14.29	$16.60	$18.16	$18.21	$20.15	$22.25	$23.37	$22.97	$23.92	$26.05
Number of accumulation units outstanding at end of period	16,069	13,842	13,430	9,972	8,027	6,221	6,161	6,308	7,804	6,462
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.06	$13.27	$16.37	$18.23	$17.43	$19.75	$23.81	$25.00	$24.33	$25.63
Value at end of period	$13.27	$16.37	$18.23	$17.43	$19.75	$23.81	$25.00	$24.33	$25.63	$29.77
Number of accumulation units outstanding at end of period	39,316	33,404	32,170	32,711	32,836	30,976	29,324	17,590	17,473	17,078
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.80	$13.56	$16.28	$17.97	$17.60	$19.69	$22.62	$23.77	$23.28	$24.46
Value at end of period	$13.56	$16.28	$17.97	$17.60	$19.69	$22.62	$23.77	$23.28	$24.46	$27.59
Number of accumulation units outstanding at end of period	23,548	23,002	19,331	14,411	13,591	14,139	14,655	15,702	13,489	14,444
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.91	$10.17	$10.61	$11.09	$11.71	$11.98	$11.50	$11.98	$11.83	$11.93
Value at end of period	$10.17	$10.61	$11.09	$11.71	$11.98	$11.50	$11.98	$11.83	$11.93	$12.12
Number of accumulation units outstanding at end of period	768	860	1,874	6,268	5,173	4,562	4,482	6,109	5,408	5,850
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.88	$10.76	$14.39	$17.29	$16.50	$18.91	$24.47	$27.11	$26.24	$32.07
Value at end of period	$10.76	$14.39	$17.29	$16.50	$18.91	$24.47	$27.11	$26.24	$32.07	$35.11
Number of accumulation units outstanding at end of period	11,663	11,574	8,580	9,506	8,994	8,491	8,966	8,574	8,154	8,219
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05	$28.07
Value at end of period	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05	$28.07	$35.45
Number of accumulation units outstanding at end of period	33,410	31,396	31,428	30,775	29,934	35,371	25,097	20,483	19,338	16,489
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11	$13.03
Value at end of period	$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11	$13.03	$14.22
Number of accumulation units outstanding at end of period	15,005	14,010	13,753	13,986	14,866	16,956	15,421	13,052	12,278	12,000
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.95	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29	$16.73
Value at end of period	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29	$16.73	$17.33
Number of accumulation units outstanding at end of period	13,168	7,918	21,019	20,515	18,831	12,962	13,850	14,847	14,828	10,279
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.69	$12.39	$16.06	$17.73	$16.65	$18.41	$24.44	$27.16	$27.55	$29.42
Value at end of period	$12.39	$16.06	$17.73	$16.65	$18.41	$24.44	$27.16	$27.55	$29.42	$35.24
Number of accumulation units outstanding at end of period	5,787	6,219	4,800	5,038	4,708	4,026	2,608	2,828	2,624	2,609
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.19	$6.62	$8.13	$10.04	$9.62	$10.82	$14.92	$15.34	$14.66	$17.87
Value at end of period	$6.62	$8.13	$10.04	$9.62	$10.82	$14.92	$15.34	$14.66	$17.87	$19.53
Number of accumulation units outstanding at end of period	1,567	1,784	2,333	2,067	1,285	1,578	1,302	1,151	1,473	1,465
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.64	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31	$21.24
Value at end of period	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31	$21.24	$24.63
Number of accumulation units outstanding at end of period	29,782	27,632	28,295	24,468	23,004	24,003	20,811	14,937	14,653	13,709
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.07	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82	$19.10
Value at end of period	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82	$19.10	$20.87
Number of accumulation units outstanding at end of period	213,576	181,973	153,796	136,364	130,192	116,005	103,478	95,841	79,533	69,987

VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.73	$8.50	$10.38	$11.50	$11.08	$12.51	$16.50	$17.90	$17.11	$20.22
Value at end of period	$8.50	$10.38	$11.50	$11.08	$12.51	$16.50	$17.90	$17.11	$20.22	$22.68
Number of accumulation units outstanding at end of period	13,809	13,205	11,379	10,983	11,208	11,903	12,364	11,679	10,689	8,700

VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$24.42	$11.72	$19.81	$23.48	$18.90	$22.18	$20.60	$20.48	$16.99	$18.90
Value at end of period	$11.72	$19.81	$23.48	$18.90	$22.18	$20.60	$20.48	$16.99	$18.90	$26.63
Number of accumulation units outstanding at end of period	11,172	12,656	15,543	12,896	9,146	7,830	8,156	6,559	8,019	13,172

VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$17.23	$11.36	$14.07	$17.04	$17.09	$20.21	$26.18	$29.66	$28.33	$32.01
Value at end of period	$11.36	$14.07	$17.04	$17.09	$20.21	$26.18	$29.66	$28.33	$32.01	$35.86
Number of accumulation units outstanding at end of period	14,274	14,720	16,002	16,975	18,217	18,502	19,066	15,346	14,737	12,413

VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.55	$8.66	$10.86	$13.56	$13.18	$15.41	$21.09	$22.51	$21.36	$25.58
Value at end of period	$8.66	$10.86	$13.56	$13.18	$15.41	$21.09	$22.51	$21.36	$25.58	$29.13
Number of accumulation units outstanding at end of period	2,872	3,562	5,977	7,044	8,171	10,181	8,379	8,855	9,278	10,270

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$14.18	$8.34	$11.47	$13.11	$11.87	$14.23	$17.81	$17.96	$18.42	$18.19
Value at end of period	$8.34	$11.47	$13.11	$11.87	$14.23	$17.81	$17.96	$18.42	$18.19	$24.45
Number of accumulation units outstanding at end of period	392,661	346,067	315,028	281,243	270,280	253,696	231,915	201,636	190,078	172,492

VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.04	$7.68	$12.64	$14.82	$14.49	$16.59	$18.36	$18.15	$17.05	$19.20
Value at end of period	$7.68	$12.64	$14.82	$14.49	$16.59	$18.36	$18.15	$17.05	$19.20	$20.30
Number of accumulation units outstanding at end of period	1,866	4,066	6,030	5,348	7,215	7,384	7,632	6,026	6,015	6,362

VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.68	$9.05	$11.88	$13.35	$13.53	$15.26	$18.36	$20.29	$21.03	$22.39
Value at end of period	$9.05	$11.88	$13.35	$13.53	$15.26	$18.36	$20.29	$21.03	$22.39	$25.39
Number of accumulation units outstanding at end of period	91,305	85,522	92,575	96,179	105,680	113,737	96,907	102,393	112,301	115,510

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$13.29	$7.44	$10.73	$13.59	$12.89	$14.75	$19.64	$21.64	$21.74	$23.01
Value at end of period	$7.44	$10.73	$13.59	$12.89	$14.75	$19.64	$21.64	$21.74	$23.01	$28.29
Number of accumulation units outstanding at end of period	220,931	200,139	177,865	168,548	161,684	154,173	142,516	138,680	127,642	120,059

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$17.84	$11.30	$13.92	$15.76	$15.38	$17.76	$22.70	$24.03	$22.04	$25.79
Value at end of period	$11.30	$13.92	$15.76	$15.38	$17.76	$22.70	$24.03	$22.04	$25.79	$29.53
Number of accumulation units outstanding at end of period	17,138	22,963	22,791	23,250	21,171	21,985	20,750	20,414	18,992	18,046

VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$25.32	$14.41	$20.30	$23.37	$22.77	$26.67	$36.59	$39.18	$42.77	$42.77
Value at end of period	$14.41	$20.30	$23.37	$22.77	$26.67	$36.59	$39.18	$42.77	$42.77	$56.29
Number of accumulation units outstanding at end of period	104,430	89,105	81,313	80,934	80,803	63,339	51,760	45,668	47,724	42,409

VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$18.01	$8.96	$12.14	$13.61	$11.75	$13.75	$15.48	$15.08	$14.72	$14.78
Value at end of period	$8.96	$12.14	$13.61	$11.75	$13.75	$15.48	$15.08	$14.72	$14.78	$18.61
Number of accumulation units outstanding at end of period	4,651	5,347	5,378	5,077	4,942	5,266	5,308	6,274	4,279	3,939

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$10.20	$6.27	$8.17	$8.76	$7.59	$8.89	$10.54	$9.70	$9.23	$9.26
Value at end of period	$6.27	$8.17	$8.76	$7.59	$8.89	$10.54	$9.70	$9.23	$9.26	$11.16
Number of accumulation units outstanding at end of period	86,035	77,908	65,086	57,719	64,836	62,654	58,007	53,743	53,885	50,889

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.14	$6.62	$8.62	$9.15	$8.50	$10.20	$13.13	$12.57	$11.45	$12.51
Value at end of period	$6.62	$8.62	$9.15	$8.50	$10.20	$13.13	$12.57	$11.45	$12.51	$14.57
Number of accumulation units outstanding at end of period	1,768	10,844	8,486	8,666	8,713	10,697	10,001	9,391	8,822	3,723

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER INTERNATIONAL										
Value at beginning of period	$11.15	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46
Value at end of period	$14.60	$11.15	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61
Number of accumulation units outstanding at end of period	10,863	10,301	9,617	10,280	9,854	9,614	9,368	11,303	6,155	4,365
WANGER SELECT										
Value at beginning of period	$22.68	$20.31	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75
Value at end of period	$28.30	$22.68	$20.31	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90
Number of accumulation units outstanding at end of period	15,048	17,423	17,931	22,783	21,893	27,498	26,142	24,150	22,139	17,240
WANGER USA										
Value at beginning of period	$23.69	$21.15	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97
Value at end of period	$27.91	$23.69	$21.15	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30
Number of accumulation units outstanding at end of period	5,998	5,650	7,085	8,053	8,116	9,517	10,204	12,677	12,176	13,763
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during June 2017)										
Value at beginning of period	$12.54									
Value at end of period	$13.67									
Number of accumulation units outstanding at end of period	296									
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$40.74	$32.08	$34.12	$32.26	$23.72	$21.22	$22.02	$18.23	$14.25	$21.20
Value at end of period	$44.57	$40.74	$32.08	$34.12	$32.26	$23.72	$21.22	$22.02	$18.23	$14.25
Number of accumulation units outstanding at end of period	2,685	4,720	5,834	7,441	6,961	7,325	7,322	9,302	10,122	15,304

TABLE 38
FOR CONTRACTS CONTAINING LIMITS ON FEES ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.24	$21.70	$20.86	$19.33	$14.63	$12.29	$13.08	$11.79	$8.87	$14.75
Value at end of period	$28.93	$23.24	$21.70	$20.86	$19.33	$14.63	$12.29	$13.08	$11.79	$8.87
Number of accumulation units outstanding at end of period	7,181	7,388	7,621	10,539	10,763	11,123	11,202	15,222	27,640	27,173
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$21.40	$19.11	$19.40	$17.67	$13.57	$12.22	$11.56	$10.33	$8.79	$13.31
Value at end of period	$25.38	$21.40	$19.11	$19.40	$17.67	$13.57	$12.22	$11.56	$10.33	$8.79
Number of accumulation units outstanding at end of period	557	605	657	715	770	824	877	1,844	12,732	12,503
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$33.72	$31.66	$32.78	$30.28	$25.99	$23.81	$23.06	$20.83	$16.83	$24.82
Value at end of period	$37.30	$33.72	$31.66	$32.78	$30.28	$25.99	$23.81	$23.06	$20.83	$16.83
Number of accumulation units outstanding at end of period	500	500	500	500	500	500	500	504	500	511
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.31	$14.49	$15.48	$13.99	$10.48	$9.11	$9.64	$8.85		
Value at end of period	$18.26	$16.31	$14.49	$15.48	$13.99	$10.48	$9.11	$9.64		
Number of accumulation units outstanding at end of period	253	262	263	263	263	263	264	264		
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$54.59	$51.18	$51.48	$46.56	$35.91	$31.24	$32.45	$28.03	$20.92	$36.84
Value at end of period	$65.71	$54.59	$51.18	$51.48	$46.56	$35.91	$31.24	$32.45	$28.03	$20.92
Number of accumulation units outstanding at end of period	8,676	8,958	10,788	11,726	11,705	13,474	13,772	15,244	18,043	17,803

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.66	$15.10	$19.42	$22.08	$22.02	$25.51	$32.28	$34.66	$32.87	$38.31
Value at end of period	$15.10	$19.42	$22.08	$22.02	$25.51	$32.28	$34.66	$32.87	$38.31	$42.72
Number of accumulation units outstanding at end of period	2,552	2,551	2,469	2,403	2,368	692	657	621	208	199
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.76	$12.40	$15.71	$19.26	$19.06	$21.59	$29.06	$31.95	$33.81	$33.66
Value at end of period	$12.40	$15.71	$19.26	$19.06	$21.59	$29.06	$31.95	$33.81	$33.66	$44.93
Number of accumulation units outstanding at end of period	2,773	2,889	1,662	424	399	375	351	327	305	285
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.78	$13.20	$16.49	$18.42	$15.07	$17.97	$23.15	$21.01	$21.51	$20.16
Value at end of period	$13.20	$16.49	$18.42	$15.07	$17.97	$23.15	$21.01	$21.51	$20.16	$25.94
Number of accumulation units outstanding at end of period	1,750	1,750	1,700	1,036	1,036	1,036	1,036	1,035	1,036	1,036
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$17.60	$11.64	$14.85	$18.80	$17.87	$20.89	$28.11	$27.92	$25.54	$32.83
Value at end of period	$11.64	$14.85	$18.80	$17.87	$20.89	$28.11	$27.92	$25.54	$32.83	$35.88
Number of accumulation units outstanding at end of period	2,178	2,293	1,316	0	0	0	0	0	0	0
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.63	$7.34	$9.30	$10.06	$9.93	$11.16	$14.25	$15.22	$14.16	$15.42
Value at end of period	$7.34	$9.30	$10.06	$9.93	$11.16	$14.25	$15.22	$14.16	$15.42	$17.24
Number of accumulation units outstanding at end of period	2,183	2,182	2,071	329	313	297	280	263	247	232
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$32.14	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59	$52.27
Value at end of period	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59	$52.27	$61.13
Number of accumulation units outstanding at end of period	367	367	367	0	0	0	0	0	0	0
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$31.89	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03	$58.85
Value at end of period	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03	$58.85	$74.06
Number of accumulation units outstanding at end of period	234	417	38	152	308	422	0	0	0	0
JANUS HENDERSON GLOBAL RESEARCH PORTOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.17	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30	$30.55
Value at end of period	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30	$30.55	$38.32
Number of accumulation units outstanding at end of period	606	829	383	213	460	635	0	0	0	0
JANUS HENDERSON RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$23.11	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30	$34.04
Value at end of period	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30	$34.04	$42.99
Number of accumulation units outstanding at end of period	4	4	0	0	0	0	0	0	0	0
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80	$22.76
Value at end of period	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80	$22.76	$24.02
Number of accumulation units outstanding at end of period	3,046	2,940	2,837	1,194	1,107	1,020	803	729	47	42
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49	$65.97
Value at end of period	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49	$65.97	$87.80
Number of accumulation units outstanding at end of period	3,422	4,768	4,701	3,457	3,595	3,622	3,596	3,305	1,053	37
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87	$32.49
Value at end of period	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87	$32.49	$43.86
Number of accumulation units outstanding at end of period	919	918	918	0	0	0	0	0	0	0

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.72	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99
Value at end of period	$27.87	$24.72	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.78	$15.10	$15.37	$14.41	$12.54	$11.41	$11.77	$10.65	$8.89	$12.99
Value at end of period	$17.63	$15.78	$15.10	$15.37	$14.41	$12.54	$11.41	$11.77	$10.65	$8.89
Number of accumulation units outstanding at end of period	564	613	665	724	780	835	888	951	1,007	1,007
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.72	$14.17	$14.75	$14.49	$16.16	$15.05	$13.64	$12.78	$10.93	$11.06
Value at end of period	$15.07	$14.72	$14.17	$14.75	$14.49	$16.16	$15.05	$13.64	$12.78	$10.93
Number of accumulation units outstanding at end of period	1,004	1,084	1,168	1,256	1,346	1,439	1,535	1,634	1,443	1,444
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.86	$19.89	$21.03	$20.96	$20.77	$18.16	$18.83	$16.92	$14.42	$13.74
Value at end of period	$21.09	$20.86	$19.89	$21.03	$20.96	$20.77	$18.16	$18.83	$16.92	$14.42
Number of accumulation units outstanding at end of period	1,137	2,383	2,468	2,566	2,658	2,747	2,835	3,151	4,221	4,982
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$3.44	$2.38	$3.29	$3.64	$7.58	$8.86				
Value at end of period	$3.73	$3.44	$2.38	$3.29	$3.64	$7.58				
Number of accumulation units outstanding at end of period	0	0	0	0	0	513				
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.43	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51
Value at end of period	$14.55	$13.43	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60
Number of accumulation units outstanding at end of period	2,470	2,572	2,681	2,802	2,919	4,478	4,590	4,718	16,991	16,996
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.77	$9.33	$10.01							
Value at end of period	$11.94	$9.77	$9.33							
Number of accumulation units outstanding at end of period	2,725	2,770	2,822							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.07	$14.23	$14.40	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42	$15.21
Value at end of period	$13.98	$14.07	$14.23	$14.40	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42
Number of accumulation units outstanding at end of period	36,417	42,710	50,120	53,335	67,285	73,577	82,052	100,940	132,438	133,856
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$19.34	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.79	
Value at end of period	$20.29	$19.34	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	341	341	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.42	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23
Value at end of period	$46.46	$41.42	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32
Number of accumulation units outstanding at end of period	0	0	766	732	1,109	1,067	1,324	1,250	4,811	4,592
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26
Value at end of period	$33.24	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67
Number of accumulation units outstanding at end of period	0	0	71	71	71	71	71	71	71	358
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$6.97		
Value at end of period	$10.84	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96		
Number of accumulation units outstanding at end of period	276	276	276	276	276	276	276	276		

CFI 311

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30	$10.31			
Value at end of period	$24.08	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30			
Number of accumulation units outstanding at end of period	3,716	6,907	7,704	4,061	3,062	3,062	3,061			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11
Value at end of period	$15.97	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29
Number of accumulation units outstanding at end of period	413	413	3,312	3,363	999	922	830	2,006	24,554	23,483
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$26.79	$25.28	$25.47	$23.70	$18.18	$16.12	$15.98			
Value at end of period	$33.09	$26.79	$25.28	$25.47	$23.70	$18.18	$16.12			
Number of accumulation units outstanding at end of period	869	1,392	1,597	1,859	1,968	761	837			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.41	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23
Value at end of period	$19.72	$16.41	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	132	0	2,399	2,349
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$26.54	$25.21	$23.73	$21.24	$16.29	$14.41	$14.00	$11.66		
Value at end of period	$34.40	$26.54	$25.21	$23.73	$21.24	$16.29	$14.41	$14.00		
Number of accumulation units outstanding at end of period	344	834	1,027	1,273	1,375	345	345	345		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$23.05	$20.24	$21.30	$19.58						
Value at end of period	$25.77	$23.05	$20.24	$21.30						
Number of accumulation units outstanding at end of period	0	169	236	321						
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.59	$25.21	$25.73	$23.45	$17.60	$15.43	$15.97	$12.84	$11.41	
Value at end of period	$32.66	$26.59	$25.21	$25.73	$23.45	$17.60	$15.43	$15.97	$12.84	
Number of accumulation units outstanding at end of period	0	0	2,437	2,595	2,749	3,031	3,031	3,238	3,357	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$57.64	$46.88	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13
Value at end of period	$63.35	$57.64	$46.88	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83
Number of accumulation units outstanding at end of period	147	147	1,828	2,037	2,082	2,200	2,176	2,753	4,114	3,985
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53
Value at end of period	$17.24	$15.14	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.19	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16	$10.80		
Value at end of period	$12.42	$12.19	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16		
Number of accumulation units outstanding at end of period	379	379	379	380	380	380	380	381		
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.27	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09
Value at end of period	$36.51	$33.27	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94
Number of accumulation units outstanding at end of period	40	2,250	2,891	2,961	3,165	3,247	3,329	3,417	3,513	3,614

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.29	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99	$29.12
Value at end of period	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99	$29.12	$36.87
Number of accumulation units outstanding at end of period	2,886	3,059	534	534	735	1,181	1,181	1,181	1,181	201
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35	$13.30
Value at end of period	$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35	$13.30	$14.55
Number of accumulation units outstanding at end of period	1,552	1,552	1,552	1,553	285	285	285	284	284	284
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.99	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69	$17.18
Value at end of period	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69	$17.18	$17.84
Number of accumulation units outstanding at end of period	14	0	0	0	0	0	0	0	0	0
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.01	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54	$30.56
Value at end of period	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54	$30.56	$36.69
Number of accumulation units outstanding at end of period	1,374	1,278	1,183	1,098	109	101	79	72	5	4
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period						$11.82	$15.21	$15.67	$15.02	$18.35
Value at end of period						$15.21	$15.67	$15.02	$18.35	$20.11
Number of accumulation units outstanding at end of period						1,742	1,742	1,742	1,742	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.84	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94	$22.04
Value at end of period	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94	$22.04	$25.61
Number of accumulation units outstanding at end of period	1,426	1,326	1,228	1,139	1,055	973	766	695	45	40
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.16	$9.20	$11.15	$12.37	$12.08	$13.46	$16.61	$17.87	$17.29	$19.68
Value at end of period	$9.20	$11.15	$12.37	$12.08	$13.46	$16.61	$17.87	$17.29	$19.68	$21.55
Number of accumulation units outstanding at end of period	1,106	1,204	0	0	0	0	239	217	14	13
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.82	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58	$20.82
Value at end of period	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58	$20.82	$23.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.58	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45	$19.46
Value at end of period	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45	$19.46	$27.48
Number of accumulation units outstanding at end of period	830	830	791	537	493	0	0	0	0	0
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32	$33.21
Value at end of period	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32	$33.21	$37.30
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.29	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93	$18.73
Value at end of period	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93	$18.73	$25.25
Number of accumulation units outstanding at end of period	35,468	36,405	11,055	11,379	10,516	7,151	7,172	7,195	5,591	3,451
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.00	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72
Value at end of period		$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72	$20.90
Number of accumulation units outstanding at end of period		191	203	193	193	193	192	192	192	185
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$18.13	$9.04	$12.28	$13.80	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05
Value at end of period	$9.04	$12.28	$13.80	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05	$26.20
Number of accumulation units outstanding at end of period	0	0	0	8,067	8,618	8,243	8,019	7,742	7,800	4,119

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.70	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39
Value at end of period	$29.22	$23.70	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52
Number of accumulation units outstanding at end of period	7,287	7,428	7,583	7,731	7,889	11,311	11,214	13,096	16,042	14,496
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.09	$21.39	$23.26	$21.92	$17.11	$14.78	$15.10	$13.30	$10.78	$16.97
Value at end of period	$28.80	$25.09	$21.39	$23.26	$21.92	$17.11	$14.78	$15.10	$13.30	$10.78
Number of accumulation units outstanding at end of period	0	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$44.93	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01
Value at end of period	$59.28	$44.93	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84
Number of accumulation units outstanding at end of period	1,318	1,342	2,481	2,589	3,349	3,324	3,268	3,231	10,111	9,893
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20
Value at end of period	$11.44	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28
Number of accumulation units outstanding at end of period	632	679	729	882	936	997	203	229	895	860
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.84	$11.73	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66	$11.18
Value at end of period	$15.00	$12.84	$11.73	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
WANGER INTERNATIONAL										
Value at beginning of period	$11.42	$11.73	$11.87	$12.57	$10.40	$8.66	$10.28	$8.33	$5.63	$10.48
Value at end of period	$14.99	$11.42	$11.73	$11.87	$12.57	$10.40	$8.66	$10.28	$8.33	$5.63
Number of accumulation units outstanding at end of period	0	0	719	766	811	895	895	945	990	991
WANGER SELECT										
Value at beginning of period	$23.59	$21.07	$21.29	$20.90	$15.72	$13.44	$16.53	$13.23	$8.06	$16.02
Value at end of period	$29.52	$23.59	$21.07	$21.29	$20.90	$15.72	$13.44	$16.53	$13.23	$8.06
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	19	8	8
WANGER USA										
Value at beginning of period	$24.64	$21.95	$22.36	$21.61	$16.36	$13.80	$14.48	$11.89	$8.46	$14.21
Value at end of period	$29.11	$24.64	$21.95	$22.36	$21.61	$16.36	$13.80	$14.48	$11.89	$8.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$42.44	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59
Value at end of period	$46.55	$42.44	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55
Number of accumulation units outstanding at end of period	0	0	0	0	0	407	407	407	407	407

TABLE 39

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JANUARY 4, 2005
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$40.76	$37.81	$38.68	$35.31	$29.94	$27.16	$25.97	$23.17	$18.48	$26.93
Value at end of period	$45.86	$40.76	$37.81	$38.68	$35.31	$29.94	$27.16	$25.97	$23.17	$18.48
Number of accumulation units outstanding at end of period	0	0	0	3,717	6,133	7,176	8,622	5,500	5,401	6,590
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$65.98	$61.12	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98
Value at end of period	$80.79	$65.98	$61.12	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98
Number of accumulation units outstanding at end of period	0	223,722	239,244	181,149	183,011	186,477	202,146	212,972	228,041	243,165

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$46.31	$39.26	$41.05	$37.64	$29.46	$25.12	$24.87	$21.58	$16.59	$28.93
Value at end of period	$52.52	$46.31	$39.26	$41.05	$37.64	$29.46	$25.12	$24.87	$21.58	$16.59
Number of accumulation units outstanding at end of period	0	58,289	59,279	89,963	87,816	90,055	98,081	11,297	123,950	134,257
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$40.69	$40.38	$37.84	$33.89	$24.87	$21.74	$21.70	$17.45	$13.62	$25.78
Value at end of period	$55.23	$40.69	$40.38	$37.84	$33.89	$24.87	$21.74	$21.70	$17.45	$13.62
Number of accumulation units outstanding at end of period	0	32,346	43,626	40,694	30,634	31,284	40,494	30,156	26,974	28,404
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.37	$25.69	$24.80	$26.99	$20.76	$17.19	$20.75	$18.33	$14.49	$25.80
Value at end of period	$31.90	$24.37	$25.69	$24.80	$26.99	$20.76	$17.19	$20.75	$18.33	$14.49
Number of accumulation units outstanding at end of period	0	28,249	35,637	29,902	31,538	30,617	29,625	31,591	41,307	42,654
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$59.06	$57.78	$55.13	$50.80	$36.28	$37.21				
Value at end of period	$75.39	$59.06	$57.78	$55.13	$50.80	$36.28				
Number of accumulation units outstanding at end of period	0	0	0	1,063	804	583				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$18.45	$16.75	$17.78	$16.50	$12.73	$11.21	$11.22	$10.23	$7.98	$11.42
Value at end of period	$20.98	$18.45	$16.75	$17.78	$16.50	$12.73	$11.21	$11.22	$10.23	$7.98
Number of accumulation units outstanding at end of period	0	2,344	2,379	12,672	14,634	10,491	11,787	14,066	16,017	15,072
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$46.10	$42.78	$43.61	$41.21	$35.31	$31.07	$31.49	$27.59	$23.13	$32.18
Value at end of period	$53.14	$46.10	$42.78	$43.61	$41.21	$35.31	$31.07	$31.49	$27.59	$23.13
Number of accumulation units outstanding at end of period	0	0	0	0	38,409	38,916	43,642	48,071	47,132	51,504
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.71	$14.78	$15.51	$15.40	$16.05	$14.91	$14.38	$12.40	$10.20	$12.08
Value at end of period	$17.30	$15.71	$14.78	$15.51	$15.40	$16.05	$14.91	$14.38	$12.40	$10.20
Number of accumulation units outstanding at end of period	0	63,624	57,154	111,512	110,529	123,727	142,622	0	155,271	161,168
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.05	$9.49	$9.92							
Value at end of period	$12.40	$10.05	$9.49							
Number of accumulation units outstanding at end of period	0	7,844	6,522							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$17.01	$16.99	$17.00	$17.00	$17.05	$17.05	$17.04	$17.00	$16.94	$16.51
Value at end of period	$17.19	$17.01	$16.99	$17.00	$17.00	$17.05	$17.05	$17.04	$17.00	$16.94
Number of accumulation units outstanding at end of period	0	0	0	15,461	15,017	3,306	4,543	7,083	44,541	44,401
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$47.07	$42.90	$43.54	$39.47	$30.13	$26.09	$26.16	$22.90	$17.59	$28.22
Value at end of period	$56.90	$47.07	$42.90	$43.54	$39.47	$30.13	$26.09	$26.16	$22.90	$17.59
Number of accumulation units outstanding at end of period	0	72,270	75,719	116,221	117,563	110,058	117,177	127,705	105,707	124,722
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.50	$37.66	$37.36	$32.83	$24.77	$21.65	$21.66	$19.01	$15.43	$24.57
Value at end of period	$51.97	$41.50	$37.66	$37.36	$32.83	$24.77	$21.65	$21.66	$19.01	$15.43
Number of accumulation units outstanding at end of period	0	50,037	55,638	123,317	114,712	127,245	136,950	147,693	162,406	179,312
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$49.86	$42.22	$43.17	$39.40	$29.21	$24.88	$25.17	$20.64	$15.66	$25.10
Value at end of period	$56.89	$49.86	$42.22	$43.17	$39.40	$29.21	$24.88	$25.17	$20.64	$15.66
Number of accumulation units outstanding at end of period	0	45,039	50,392	141,138	143,394	143,657	156,461	161,609	179,304	189,045
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.86	$28.97	$29.94	$28.50	$19.97	$17.77	$17.90	$14.57	$11.67	$17.57
Value at end of period	$40.70	$36.86	$28.97	$29.94	$28.50	$19.97	$17.77	$17.90	$14.57	$11.67
Number of accumulation units outstanding at end of period	0	3,037	3,561	95,084	97,085	95,462	102,530	109,654	119,289	137,475

CFI 315

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$32.75	$31.40	$31.23	$29.38	$29.34	$26.89	$25.01	$22.74	$20.41	$22.30
Value at end of period	$34.55	$32.75	$31.40	$31.23	$29.38	$29.34	$26.89	$25.01	$22.74	$20.41
Number of accumulation units outstanding at end of period	0	116,998	110,514	96,521	91,905	109,591	96,203	109,184	115,916	124,069
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.75	$9.67	$9.77	$10.42	$8.58	$7.22	$8.23	$7.62	$6.99	
Value at end of period	$12.23	$9.75	$9.67	$9.77	$10.42	$8.58	$7.22	$8.23	$7.62	
Number of accumulation units outstanding at end of period	0	0	0	11,883	13,730	10,654	9,596	9,973	17,604	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$20.23	$19.47	$18.35	$16.15	$12.32	$10.44	$10.34			
Value at end of period	$26.33	$20.23	$19.47	$18.35	$16.15	$12.32	$10.44			
Number of accumulation units outstanding at end of period	0	98,028	56,954	150,070	101,956	94,874	90,491			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$16.20	$14.23	$14.90	$13.55	$12.30					
Value at end of period	$18.48	$16.20	$14.23	$14.90	$13.55					
Number of accumulation units outstanding	0	10,103	12,387	0	0					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$31.82	$29.68	$29.65	$27.24	$22.59					
Value at end of period	$39.99	$31.82	$29.68	$29.65	$27.24					
Number of accumulation units outstanding at end of period	0	0	0	20,724	21,070					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$69.61	$55.94	$56.62	$53.14	$38.48	$33.68	$34.54	$27.77	$21.76	$31.58
Value at end of period	$77.82	$69.61	$55.94	$56.62	$53.14	$38.48	$33.68	$34.54	$27.77	$21.76
Number of accumulation units outstanding at end of period	0	47,998	39,795	38,621	40,292	40,529	44,839	45,205	47,168	44,611
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.44	$16.48	$16.56	$15.64	$13.48	$11.88	$12.27	$10.78	$8.56	$12.96
Value at end of period	$20.20	$17.44	$16.48	$16.56	$15.64	$13.48	$11.88	$12.27	$10.78	$8.56
Number of accumulation units outstanding at end of period	0	194,072	178,692	28,058	26,053	24,226	25,508	17,462	520,087	8,834
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.25	$17.19	$17.28	$16.41	$13.60	$11.85	$12.42	$10.84	$8.44	$13.41
Value at end of period	$21.90	$18.25	$17.19	$17.28	$16.41	$13.60	$11.85	$12.42	$10.84	$8.44
Number of accumulation units outstanding at end of period	0	334,572	341,510	69,424	61,083	49,513	41,760	36,561	31,626	27,871
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.72	$17.61	$17.79	$16.77	$13.59	$11.80	$12.44	$10.81	$8.32	$13.84
Value at end of period	$22.81	$18.72	$17.61	$17.79	$16.77	$13.59	$11.80	$12.44	$10.81	$8.32
Number of accumulation units outstanding at end of period	0	178,656	145,803	438,034	11,389	11,115	10,310	8,723	242,654	6,450
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.30	$15.61	$15.60	$14.76	$13.84	$12.61	$12.57	$11.45	$9.78	$11.74
Value at end of period	$17.90	$16.30	$15.61	$15.60	$14.76	$13.84	$12.61	$12.57	$11.45	$9.78
Number of accumulation units outstanding at end of period	0	118,988	115,581	2,865	2,863	1,670	3,250	5,588	5,378	1,530
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$30.37	$28.75	$28.93	$27.13	$24.14	$21.55	$21.17	$19.06	$16.17	$21.16
Value at end of period	$33.73	$30.37	$28.75	$28.93	$27.13	$24.14	$21.55	$21.17	$19.06	$16.17
Number of accumulation units outstanding at end of period	0	0	0	3,353	4,889	5,980	6,328	7,881	12,155	11,572
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$32.55	$30.46	$30.84	$29.04	$23.66	$20.63	$21.25	$18.80	$15.01	$23.47
Value at end of period	$38.55	$32.55	$30.46	$30.84	$29.04	$23.66	$20.63	$21.25	$18.80	$15.01
Number of accumulation units outstanding at end of period	0	0	0	4,822	5,206	3,636	4,058	6,799	5,749	5,061

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$31.06	$29.14	$29.32	$27.50	$23.66	$20.83	$20.95	$18.68	$15.34	$22.07
Value at end of period	$35.72	$31.06	$29.14	$29.32	$27.50	$23.66	$20.83	$20.95	$18.68	$15.34
Number of accumulation units outstanding at end of period	0	0	0	5,619	0	5,447	4,314	3,575	3,498	3,270
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$39.32	$31.71	$32.40	$28.72	$21.93	$18.85	$19.46	$15.95	$11.75	$16.01
Value at end of period	$43.89	$39.32	$31.71	$32.40	$28.72	$21.93	$18.85	$19.46	$15.95	$11.75
Number of accumulation units outstanding at end of period	0	0	0	47,460	48,281	42,754	38,858	36,817	34,321	39,840
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$34.41	$32.68	$34.55	$33.01	$23.85	$19.93	$19.50	$15.40	$11.40	$19.40
Value at end of period	$44.31	$34.41	$32.68	$34.55	$33.01	$23.85	$19.93	$19.50	$15.40	$11.40
Number of accumulation units outstanding at end of period	0	0	0	46,992	51,978	41,776	41,513	40,395	42,142	42,358
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$23.58	$20.47	$20.91	$19.20	$15.37	$13.67	$13.81	$12.30	$10.03	$13.08
Value at end of period	$26.27	$23.58	$20.47	$20.91	$19.20	$15.37	$13.67	$13.81	$12.30	$10.03
Number of accumulation units outstanding at end of period	0	321,139	333,864	76,784	75,317	82,455	94,820	105,837	120,283	108,399
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$39.24	$34.23	$35.45	$30.83	$23.43	$19.53	$19.18	$15.60	$12.41	$18.54
Value at end of period	$44.83	$39.24	$34.23	$35.45	$30.83	$23.43	$19.53	$19.18	$15.60	$12.41
Number of accumulation units outstanding at end of period	0	7,974	7,392	33,296	37,583	35,128	34,709	34,432	36,952	42,804
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$22.57	$22.53	$21.65	$21.23	$16.66	$13.73	$14.94	$12.86	$9.22	$15.45
Value at end of period	$30.95	$22.57	$22.53	$21.65	$21.23	$16.66	$13.73	$14.94	$12.86	$9.22
Number of accumulation units outstanding at end of period	0	100,642	110,854	378,614	380,233	388,813	423,969	430,454	450,106	463,028
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.30	$26.36	$25.94	$23.20	$17.16	$14.78	$15.35	$11.93	$8.15	$14.35
Value at end of period	$35.48	$28.30	$26.36	$25.94	$23.20	$17.16	$14.78	$15.35	$11.93	$8.15
Number of accumulation units outstanding at end of period	0	99,450	110,522	109,115	130,949	131,940	148,655	155,091	159,817	158,006
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$54.31	$53.53	$48.33	$44.49	$32.05	$26.95	$27.24	$23.31	$16.30	$28.22
Value at end of period	$72.88	$54.31	$53.53	$48.33	$44.49	$32.05	$26.95	$27.24	$23.31	$16.30
Number of accumulation units outstanding at end of period	0	96,517	95,729	26,186	27,560	24,906	22,287	24,223	21,445	22,316
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.45	$10.27	$10.73	$11.38	$9.55	$8.03	$9.13	$8.32	$6.30	$10.21
Value at end of period	$12.92	$10.45	$10.27	$10.73	$11.38	$9.55	$8.03	$9.13	$8.32	$6.30
Number of accumulation units outstanding at end of period	0	99,429	97,162	46,766	47,590	43,263	38,642	41,509	40,449	43,787

TABLE 40

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.05% EFFECTIVE SEPTEMBER 10, 2007

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)										
Value at beginning of period	$18.43	$17.13	$21.91	$15.10	$15.64	$14.07	$14.33	$9.74	$7.36	$8.75
Value at end of period	$23.76	$18.43	$17.13	$21.91	$15.10	$15.64	$14.07	$14.33	$9.74	$7.36
Number of accumulation units outstanding at end of period	0	12,491	11,898	0	58,402	48,418	54,724	50,614	42,535	4,929

CFI 317

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMANA INCOME FUND (INVESTOR CLASS)										
Value at beginning of period	$9.09	$8.12	$10.03	$13.58	$13.85	$12.56	$19.70	$17.76	$17.25	$18.85
Value at end of period	$8.12	$10.03	$13.58	$13.85	$12.56	$19.70	$17.76	$17.25	$18.85	$22.92
Number of accumulation units outstanding at end of period	5,713	33,772	47,509	64,747	73,593	76,172	0	11,395	13,312	0
AMERICAN FUNDS® – THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during March 2009)										
Value at beginning of period		$8.43	$12.54	$14.08	$13.39	$16.15	$21.54	$23.61	$24.76	$26.84
Value at end of period		$12.54	$14.08	$13.39	$16.15	$21.54	$23.61	$24.76	$26.84	$33.83
Number of accumulation units outstanding at end of period		6,938	11,573	19,246	18,485	18,035	0	3,932	3,931	0
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$39.98	$22.98	$31.15	$36.56	$35.63	$41.48	$54.46	$60.97	$61.12	$65.98
Value at end of period	$22.98	$31.15	$36.56	$35.63	$41.48	$54.46	$60.97	$61.12	$65.98	$80.38
Number of accumulation units outstanding at end of period	200,288	228,041	241,112	251,909	250,822	248,741	181,149	239,244	223,722	190,786
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.77	$12.56	$16.24	$20.82	$20.04	$23.72	$32.32	$32.50	$29.98	$39.01
Value at end of period	$12.56	$16.24	$20.82	$20.04	$23.72	$32.32	$32.50	$29.98	$39.01	$43.14
Number of accumulation units outstanding at end of period	28,051	36,212	45,573	49,761	53,156	64,827	0	16,542	13,903	15
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period					$78.45	$83.25	$90.16	$86.09	$73.68	$78.72
Value at end of period					$83.25	$90.16	$86.09	$73.68	$78.72	$106.04
Number of accumulation units outstanding at end of period					3,881	5,226	0	1,600	2,033	0
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$12.35	$11.48	$13.57	$14.69	$16.40	$17.84	$16.14	$16.63	$16.18	$17.01
Value at end of period	$11.48	$13.57	$14.69	$16.40	$17.84	$16.14	$16.63	$16.18	$17.01	$17.62
Number of accumulation units outstanding at end of period	196,769	214,563	240,368	265,699	283,285	286,683	0	47,525	46,960	0
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$29.13	$30.54	$29.81	$34.53	$35.18	$35.72	$34.18	$36.29
Value at end of period			$30.54	$29.81	$34.53	$35.18	$35.72	$34.18	$36.29	$37.13
Number of accumulation units outstanding at end of period			2,359	13,108	15,242	20,638	0	4,310	3,725	0
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$9.92	$9.49	$10.05
Value at end of period								$9.49	$10.05	$12.43
Number of accumulation units outstanding at end of period								6,522	7,844	6,091
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period			$14.88	$15.66	$16.36	$18.65	$19.70	$19.86	$19.45	$22.28
Value at end of period			$15.66	$16.36	$18.65	$19.70	$19.86	$19.45	$22.28	$23.65
Number of accumulation units outstanding at end of period			3,267	12,093	30,278	37,215	0	7,794	7,165	0
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.10	$15.66	$20.64	$25.17	$24.88	$29.21	$39.40	$43.17	$42.22	$49.86
Value at end of period	$15.66	$20.64	$25.17	$24.88	$29.21	$39.40	$43.17	$42.22	$49.86	$56.60
Number of accumulation units outstanding at end of period	55,759	61,999	62,447	60,367	57,466	53,283	141,138	50,392	45,039	33,223
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.57	$11.67	$14.57	$17.90	$17.77	$19.97	$28.50	$29.94	$28.97	$36.86
Value at end of period	$11.67	$14.57	$17.90	$17.77	$19.97	$28.50	$29.94	$28.97	$36.86	$40.50
Number of accumulation units outstanding at end of period	14,976	18,306	17,098	15,808	13,118	11,732	95,084	3,561	3,037	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.30	$20.41	$22.74	$25.01	$26.89	$29.34	$29.38	$31.23	$31.40	$32.75
Value at end of period	$20.41	$22.74	$25.01	$26.89	$29.34	$29.38	$31.23	$31.40	$32.75	$34.38
Number of accumulation units outstanding at end of period	85,454	96,033	93,395	72,609	67,578	52,592	96,521	110,514	116,998	116,980

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$20.23	$19.47	$18.35	$16.15	$12.32	$10.44	$10.34			
Value at end of period	$26.24	$20.23	$19.47	$18.35	$16.15	$12.32	$10.44			
Number of accumulation units outstanding at end of period	103,404	98,028	56,954	150,070	58,090	39,104	0			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$16.20	$14.23	$14.90	$13.55	$12.30					
Value at end of period	$18.39	$16.20	$14.23	$14.90	$13.55					
Number of accumulation units outstanding at end of period	0	10,103	12,387	0	70,120					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$31.82	$29.68	$29.65	$27.24	$22.59					
Value at end of period	$39.79	$31.82	$29.68	$29.65	$27.24					
Number of accumulation units outstanding at end of period	0	0	0	20,724	0					
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.66	$17.16	$17.29	$14.95	$11.47	$10.38	$10.85	$9.34	$7.51	$11.47
Value at end of period	$22.70	$18.66	$17.16	$17.29	$14.95	$11.47	$10.38	$10.85	$9.34	$7.51
Number of accumulation units outstanding at end of period	0	7,000	10,287	0	195,142	201,756	197,653	180,244	199,539	186,936
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$29.07	$27.23	$27.46	$24.78	$18.37	$18.09				
Value at end of period	$36.13	$29.07	$27.23	$27.46	$24.78	$18.37				
Number of accumulation units outstanding at end of period	0	8,683	6,821	0	16,475	11,802				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.44	$16.48	$16.56	$15.64	$13.48	$11.88	$12.27	$10.78	$8.56	$12.96
Value at end of period	$20.09	$17.44	$16.48	$16.56	$15.64	$13.48	$11.88	$12.27	$10.78	$8.56
Number of accumulation units outstanding at end of period	0	194,072	178,692	28,058	750,453	703,801	646,085	583,075	520,087	492,484
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.25	$17.19	$17.28	$16.41	$13.60	$11.85	$12.42	$10.84	$8.44	$13.41
Value at end of period	$21.79	$18.25	$17.19	$17.28	$16.41	$13.60	$11.85	$12.42	$10.84	$8.44
Number of accumulation units outstanding at end of period	0	334,572	341,510	69,424	768,414	656,324	554,649	472,321	384,241	302,587
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.72	$17.61	$17.79	$16.77	$13.59	$11.80	$12.44	$10.81	$8.32	$13.84
Value at end of period	$22.69	$18.72	$17.61	$17.79	$16.77	$13.59	$11.80	$12.44	$10.81	$8.32
Number of accumulation units outstanding at end of period	541	178,656	145,803	438,034	407,561	357,397	310,909	272,650	242,654	181,230
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$17.57	$16.52	$16.71	$15.70	$12.73	$11.02	$11.62	$10.93		
Value at end of period	$21.37	$17.57	$16.52	$16.71	$15.70	$12.73	$11.02	$11.62		
Number of accumulation units outstanding at end of period	0	32,425	15,682	5,373	19,682	9,913	4,189	37		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.30	$15.61	$15.60	$14.76	$13.84	$12.61	$12.57	$11.45	$9.78	$11.74
Value at end of period	$17.81	$16.30	$15.61	$15.60	$14.76	$13.84	$12.61	$12.57	$11.45	$9.78
Number of accumulation units outstanding at end of period	0	118,988	115,581	2,865	101,225	92,116	86,348	82,314	54,898	45,639
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$25.34	$22.71	$22.47	$19.89	$15.03	$13.01	$12.78	$11.14	$8.82	$14.03
Value at end of period	$30.76	$25.34	$22.71	$22.47	$19.89	$15.03	$13.01	$12.78	$11.14	$8.82
Number of accumulation units outstanding at end of period	0	27,942	21,838	0	349,817	336,241	361,476	336,051	306,000	257,342
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$22.57	$22.53	$21.65	$21.23	$16.66	$13.73	$14.94	$12.86	$9.22	$15.45
Value at end of period	$30.79	$22.57	$22.53	$21.65	$21.23	$16.66	$13.73	$14.94	$12.86	$9.22
Number of accumulation units outstanding at end of period	106,879	100,642	110,854	378,614	56,680	67,347	76,045	83,975	82,996	75,233

Condensed Financial Information (continued)

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$31.30	$26.36	$28.33	$26.38	$20.34	$17.40	$17.56	$15.27	$12.22	$19.00
Value at end of period	$36.36	$31.30	$26.36	$28.33	$26.38	$20.34	$17.40	$17.56	$15.27	$12.22
Number of accumulation units outstanding at end of period	62	29,333	30,707	235,551	234,739	235,085	221,780	208,915	193,168	149,177
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$12.83	$13.02	$13.01	$13.62	$11.16	$9.18	$10.75	$8.61	$5.63	
Value at end of period	$17.04	$12.83	$13.02	$13.01	$13.62	$11.16	$9.18	$10.75	$8.61	
Number of accumulation units outstanding at end of period	0	9,295	8,862	0	55,781	41,973	39,398	25,680	4,592	
WANGER SELECT										
Value at beginning of period	$27.25	$24.06	$24.09	$23.36	$17.31	$14.65	$17.80	$14.06	$8.46	$16.61
Value at end of period	$34.51	$27.25	$24.06	$24.09	$23.36	$17.31	$14.65	$17.80	$14.06	$8.46
Number of accumulation units outstanding at end of period	0	14,226	15,910	0	165,632	198,822	206,603	206,820	191,467	166,678
WANGER USA										
Value at beginning of period	$28.47	$25.05	$25.22	$24.08	$18.06	$15.05	$15.59	$12.64	$8.88	$14.73
Value at end of period	$34.03	$28.47	$25.05	$25.22	$24.08	$18.06	$15.05	$15.59	$12.64	$8.88
Number of accumulation units outstanding at end of period	0	22,266	23,192	0	82,817	70,064	66,450	51,594	43,271	35,741

TABLE 41
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

ALGER RESPONSIBLE INVESTING FUND (CLASS A)	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
(Funds were first received in this option during December 2009)										
Value at beginning of period	$22.55	$22.17	$21.69	$20.75	$15.44	$13.47	$14.25	$13.04	$13.15	
Value at end of period	$28.67	$22.55	$22.17	$21.69	$20.75	$15.44	$13.47	$14.25	$13.04	
Number of accumulation units outstanding at end of period	5,632	297	159	70	5,458	133	0	0	41	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$23.04	$21.46	$21.60	$18.99	$15.50	$13.97	$14.27	$12.35	$11.08	
Value at end of period	$29.64	$23.04	$21.46	$21.60	$18.99	$15.50	$13.97	$14.27	$12.35	
Number of accumulation units outstanding at end of period	12,582	11,576	12,300	11,168	9,527	12,139	12,153	8,271	2,140	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$22.40	$20.53	$21.19	$19.47	$15.05	$13.76	$13.53	$12.09	$11.74	
Value at end of period	$27.19	$22.40	$20.53	$21.19	$19.47	$15.05	$13.76	$13.53	$12.09	
Number of accumulation units outstanding at end of period	34,844	32,698	28,517	27,208	28,752	5,975	4,238	5,517	2,851	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.86	$12.31	$12.61	$12.32	$13.59	$12.77	$11.33	$10.76	$10.42	
Value at end of period	$13.22	$12.86	$12.31	$12.61	$12.32	$13.59	$12.77	$11.33	$10.76	
Number of accumulation units outstanding at end of period	24,863	25,563	19,577	21,274	21,310	57,080	54,758	31,406	17,419	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$9.97	$9.67								
Value at end of period	$11.35	$9.97								
Number of accumulation units outstanding at end of period	728	728								

Condensed Financial Information (continued)

AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)
(Funds were first received in this option during March 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$5.43	$8.16	$9.28	$9.08	$10.61	$13.92	$15.12	$15.58	$17.48
Value at end of period		$8.16	$9.28	$9.08	$10.61	$13.92	$15.12	$15.58	$17.48	$21.50
Number of accumulation units outstanding at end of period		1,056	3,008	3,405	4,160	4,988	6,138	7,167	6,200	9,584

AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)
(Funds were first received in this option during September 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$7.83	$8.40	$10.48	$8.95	$10.90	$14.06	$14.28	$14.62	$15.42
Value at end of period		$8.40	$10.48	$8.95	$10.90	$14.06	$14.28	$14.62	$15.42	$19.52
Number of accumulation units outstanding at end of period		2,064	8,167	5,977	9,538	7,121	5,573	12,557	6,738	3,598

AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)
(Funds were first received in this option during January 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$8.73	$10.03	$10.73	$11.40	$12.04	$11.77	$12.39	$12.39	$12.70
Value at end of period		$10.03	$10.73	$11.40	$12.04	$11.77	$12.39	$12.39	$12.70	$13.08
Number of accumulation units outstanding at end of period		3,088	4,827	6,803	1,843	1,206	1,558	2,523	3,167	3,668

AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$14.57	$8.85	$11.88	$13.31	$12.63	$15.18	$20.27	$22.09	$23.21	$25.11
Value at end of period	$8.85	$11.88	$13.31	$12.63	$15.18	$20.27	$22.09	$23.21	$25.11	$31.58
Number of accumulation units outstanding at end of period	8,716	41,718	34,252	35,014	40,133	43,194	42,065	38,736	33,124	34,248

AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$13.08	$8.72	$10.35	$11.70	$12.49	$14.01	$18.43	$20.43	$20.34	$23.00
Value at end of period	$8.72	$10.35	$11.70	$12.49	$14.01	$18.43	$20.43	$20.34	$23.00	$27.55
Number of accumulation units outstanding at end of period	8,135	15,249	19,117	17,396	19,023	21,908	24,399	22,681	22,849	23,034

AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)
(Funds were first received in this option during July 2010)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period			$9.65	$11.79	$10.99	$12.77	$18.40	$20.14	$18.01	$22.28
Value at end of period			$11.79	$10.99	$12.77	$18.40	$20.14	$18.01	$22.28	$24.79
Number of accumulation units outstanding at end of period			1,036	954	1,246	11,406	10,425	9,471	8,137	8,543

ARIEL FUND (INVESTOR CLASS)
(Funds were first received in this option during November 2010)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period			$10.60	$11.62	$10.27	$12.33	$17.79	$19.69	$18.84	$21.71
Value at end of period			$11.62	$10.27	$12.33	$17.79	$19.69	$18.84	$21.71	$25.10
Number of accumulation units outstanding at end of period			752	299	205	10,338	2,711	626	619	632

ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)
(Funds were first received in this option during January 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$4.85	$7.80	$8.24	$7.63	$9.54	$11.91	$11.77	$11.28	$10.17
Value at end of period		$7.80	$8.24	$7.63	$9.54	$11.91	$11.77	$11.28	$10.17	$13.29
Number of accumulation units outstanding at end of period		1,229	1,508	2,654	4,188	6,359	7,618	11,847	7,640	8,547

AVE MARIA RISING DIVIDEND FUND
(Funds were first received in this option during December 2015)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period								$9.25	$9.20	$10.58
Value at end of period								$9.20	$10.58	$12.33
Number of accumulation units outstanding at end of period								5,949	11,866	14,389

BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)
(Funds were first received in this option during May 2015)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period								$10.30	$10.12	$9.49
Value at end of period								$10.12	$9.49	$11.81
Number of accumulation units outstanding at end of period								28,489	22,899	13,601

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$28.46	$23.33	$25.12	$23.66	$17.80	$15.76	$15.90	$13.07		
Value at end of period	$30.81	$28.46	$23.33	$25.12	$23.66	$17.80	$15.76	$15.90		
Number of accumulation units outstanding at end of period	5,314	7,102	4,495	3,973	4,487	1,579	2,651	4,078		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.93	$16.67	$17.09	$15.63	$13.28	$12.04	$11.55	$10.33	$8.26	$12.06
Value at end of period	$20.04	$17.93	$16.67	$17.09	$15.63	$13.28	$12.04	$11.55	$10.33	$8.26
Number of accumulation units outstanding at end of period	8,096	8,835	8,480	14,221	9,564	9,594	10,721	10,784	9,480	5,776
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.19	$15.37	$14.67	$11.30	$10.99	$9.52	$10.09			
Value at end of period	$17.29	$16.19	$15.37	$14.67	$11.30	$10.99	$9.52			
Number of accumulation units outstanding at end of period	9,810	8,229	8,451	10,204	3,201	1,934	509			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$16.14	$14.10	$14.46	$12.97	$9.94	$8.66	$9.15	$7.89	$6.21	$5.85
Value at end of period	$18.78	$16.14	$14.10	$14.46	$12.97	$9.94	$8.66	$9.15	$7.89	$6.21
Number of accumulation units outstanding at end of period	1,158	1,410	2,041	976	2,520	9,078	8,755	317	22	3
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during 2009)										
Value at beginning of period	$17.78	$15.64	$16.54	$14.81	$10.98	$9.45	$9.90	$8.07	$6.12	
Value at end of period	$20.10	$17.78	$15.64	$16.54	$14.81	$10.98	$9.45	$9.90	$8.07	
Number of accumulation units outstanding at end of period	249	244	358	3,580	435	90	88	1,170	429	
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$15.53	$11.88	$12.73	$12.11	$11.82					
Value at end of period	$17.30	$15.53	$11.88	$12.73	$12.11					
Number of accumulation units outstanding at end of period	2,232	1,752	3,582	1,053	282					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.27	$23.46	$23.36	$20.92	$15.98	$13.76	$14.15	$12.10	$8.94	$15.59
Value at end of period	$30.73	$25.27	$23.46	$23.36	$20.92	$15.98	$13.76	$14.15	$12.10	$8.94
Number of accumulation units outstanding at end of period	319,215	336,924	376,742	398,660	409,611	430,174	442,686	460,799	485,170	189,809
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.20	$18.01	$18.80	$17.34	$13.56	$11.59	$11.51	$10.02	$7.71	$13.49
Value at end of period	$23.88	$21.20	$18.01	$18.80	$17.34	$13.56	$11.59	$11.51	$10.02	$7.71
Number of accumulation units outstanding at end of period	87,919	104,179	121,580	131,771	130,838	131,223	138,091	153,253	152,144	68,690
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.69	$23.56	$22.04	$19.85	$14.60	$12.76	$12.77	$10.31	$8.05	$15.28
Value at end of period	$31.94	$23.69	$23.56	$22.04	$19.85	$14.60	$12.76	$12.77	$10.31	$8.05
Number of accumulation units outstanding at end of period	192,856	175,678	197,791	204,784	205,843	203,212	210,137	221,755	224,254	107,871
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.90	$16.79	$16.24	$17.71	$13.61	$11.30	$13.68	$12.12	$9.61	$17.14
Value at end of period	$20.66	$15.90	$16.79	$16.24	$17.71	$13.61	$11.30	$13.68	$12.12	$9.61
Number of accumulation units outstanding at end of period	23,161	26,678	29,508	25,493	26,548	25,435	25,926	26,623	29,959	14,302
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$26.19	$20.17	$21.83	$21.76	$16.01	$13.56	$14.12	$11.04	$8.57	$12.52
Value at end of period	$28.91	$26.19	$20.17	$21.83	$21.76	$16.01	$13.56	$14.12	$11.04	$8.57
Number of accumulation units outstanding at end of period	21,613	23,453	19,042	19,004	22,108	21,958	21,549	26,591	22,761	5,937
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.43	$18.29	$19.17	$18.39	$14.27	$12.96	$13.85	$12.34	$10.83	
Value at end of period	$23.45	$20.43	$18.29	$19.17	$18.39	$14.27	$12.96	$13.85	$12.34	
Number of accumulation units outstanding at end of period	1,468	1,810	1,852	1,906	1,988	2,197	2,080	1,784	1,313	

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.20	$36.21	$50.61	$54.75	$57.35	$58.50
Value at end of period					$36.21	$50.61	$54.75	$57.35	$58.50	$74.31
Number of accumulation units outstanding at end of period					9,393	10,611	11,753	11,505	8,669	11,184
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$13.68	$9.53	$12.20	$13.33	$13.29	$15.10	$19.47	$21.00	$19.74	$21.71
Value at end of period	$9.53	$12.20	$13.33	$13.29	$15.10	$19.47	$21.00	$19.74	$21.71	$24.51
Number of accumulation units outstanding at end of period	16,970	48,752	47,829	50,638	53,465	51,559	44,420	44,345	41,461	39,793
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period								$11.88	$10.53	$10.69
Value at end of period								$10.53	$10.69	$14.16
Number of accumulation units outstanding at end of period								361	1,922	12,361
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$9.90	$7.20	$9.23	$11.48	$11.25	$13.02	$17.61	$18.45	$17.75	$22.33
Value at end of period	$7.20	$9.23	$11.48	$11.25	$13.02	$17.61	$18.45	$17.75	$22.33	$24.46
Number of accumulation units outstanding at end of period	39	3,897	5,471	8,561	8,866	8,816	5,645	5,699	6,818	6,057
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$10.71	$7.73	$9.76	$12.22	$11.70	$13.37	$17.37	$19.33	$18.55	$21.54
Value at end of period	$7.73	$9.76	$12.22	$11.70	$13.37	$17.37	$19.33	$18.55	$21.54	$22.95
Number of accumulation units outstanding at end of period	8,298	27,917	27,400	26,281	25,885	24,412	26,766	22,071	20,166	20,395
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during March 2014)										
Value at beginning of period							$9.93	$10.32	$10.29	$10.50
Value at end of period							$10.32	$10.29	$10.50	$10.80
Number of accumulation units outstanding at end of period							4,290	3,821	3,473	5,270
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.54	$7.03	$9.15	$11.18	$10.81	$11.95	$16.45	$18.09	$17.95	$19.67
Value at end of period	$7.03	$9.15	$11.18	$10.81	$11.95	$16.45	$18.09	$17.95	$19.67	$23.23
Number of accumulation units outstanding at end of period	42	1,473	4,558	5,546	5,786	11,730	6,895	6,992	7,139	7,236
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$23.25	$12.05	$21.85	$27.67	$22.61	$27.25	$29.46	$27.97	$23.98	$25.57
Value at end of period	$12.05	$21.85	$27.67	$22.61	$27.25	$29.46	$27.97	$23.98	$25.57	$34.37
Number of accumulation units outstanding at end of period	24,999	77,076	63,742	53,386	50,184	44,093	42,610	37,017	34,959	33,154
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$12.22	$8.30	$11.35	$13.98	$13.63	$16.04	$22.57	$25.20	$23.65	$27.85
Value at end of period	$8.30	$11.35	$13.98	$13.63	$16.04	$22.57	$25.20	$23.65	$27.85	$31.72
Number of accumulation units outstanding at end of period	4,251	13,593	9,060	7,320	5,542	15,293	17,149	18,668	15,410	14,226
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.39	$9.06	$10.96	$12.24	$11.98	$13.30	$15.44	$16.63	$16.50	$17.41
Value at end of period	$9.06	$10.96	$12.24	$11.98	$13.30	$15.44	$16.63	$16.50	$17.41	$19.66
Number of accumulation units outstanding at end of period	3,388	4,943	5,391	5,827	5,747	5,378	8,298	6,952	6,699	3,950
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period								$7.13	$5.48	$6.25
Value at end of period								$5.48	$6.25	$6.39
Number of accumulation units outstanding at end of period								295	2,354	2,470

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.16	$14.45	$14.89	$14.48	$15.99	$14.74	$13.23	$12.27	$10.39	$11.76
Value at end of period	$15.67	$15.16	$14.45	$14.89	$14.48	$15.99	$14.74	$13.23	$12.27	$10.39
Number of accumulation units outstanding at end of period	21,946	22,361	24,513	26,965	27,085	44,205	37,833	26,901	21,682	18,382
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$20.17	$17.70	$18.47	$18.50	$16.55	$14.30	$14.58	$12.38	$7.73	$11.31
Value at end of period	$21.57	$20.17	$17.70	$18.47	$18.50	$16.55	$14.30	$14.58	$12.38	$7.73
Number of accumulation units outstanding at end of period	10,090	10,354	9,917	11,409	12,957	15,522	12,894	11,579	11,719	3,936
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$10.08	$9.98	$10.00							
Value at end of period	$10.36	$10.08	$9.98							
Number of accumulation units outstanding at end of period	4,553	2,394	2,582							
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.48	$19.33	$20.24	$19.97	$19.59	$16.96	$17.41	$15.49	$13.07	$12.33
Value at end of period	$20.91	$20.48	$19.33	$20.24	$19.97	$19.59	$16.96	$17.41	$15.49	$13.07
Number of accumulation units outstanding at end of period	23,249	24,273	24,911	29,845	40,413	49,606	45,337	54,527	46,051	8,276
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$12.34									
Value at end of period	$12.87									
Number of accumulation units outstanding at end of period	10									
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$3.64	$2.50	$3.41	$3.73	$7.71	$8.79	$9.92			
Value at end of period	$3.98	$3.64	$2.50	$3.41	$3.73	$7.71	$8.79			
Number of accumulation units outstanding at end of period	93,097	100,592	50,455	66,935	42,266	6,832	3,976			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.44	$16.22	$16.56	$15.63	$13.43	$11.85	$12.04	$10.57	$8.89	$12.40
Value at end of period	$19.96	$17.44	$16.22	$16.56	$15.63	$13.43	$11.85	$12.04	$10.57	$8.89
Number of accumulation units outstanding at end of period	120,458	117,081	150,787	180,165	197,685	207,417	208,697	237,620	238,935	105,316
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.79	$9.68	$9.69							
Value at end of period	$12.85	$10.79	$9.68							
Number of accumulation units outstanding at end of period	2,701	825	1,340							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.27	$14.40	$15.08	$15.06	$15.72	$14.61	$14.12	$12.22	$10.07	$11.95
Value at end of period	$16.70	$15.27	$14.40	$15.08	$15.06	$15.72	$14.61	$14.12	$12.22	$10.07
Number of accumulation units outstanding at end of period	64,475	65,264	66,499	67,913	72,134	92,964	93,882	97,970	103,329	49,704
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.97	$9.43	$10.04							
Value at end of period	$12.31	$9.97	$9.43							
Number of accumulation units outstanding at end of period	85,257	84,186	95,135							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$10.49	$9.84	$10.21	$10.21						
Value at end of period	$12.03	$10.49	$9.84	$10.21						
Number of accumulation units outstanding at end of period	2,054	1,803	1,528	3,440						

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period			$10.20	$10.28	$11.02	$11.31	$11.07	$11.59	$11.75	$11.91
Value at end of period			$10.28	$11.02	$11.31	$11.07	$11.59	$11.75	$11.91	$12.06
Number of accumulation units outstanding at end of period			714	1,254	715	4,028	7,319	1,791	458	2,017
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.27	$11.54	$11.55	$11.55	$11.53	$11.50	$11.47	$11.45	$11.42	$11.41
Value at end of period	$11.54	$11.55	$11.55	$11.53	$11.50	$11.47	$11.45	$11.42	$11.41	$11.45
Number of accumulation units outstanding at end of period	26,299	98,958	85,110	99,364	46,665	46,329	52,532	42,461	45,454	47,437
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$13.67	$8.50	$11.05	$12.58	$12.51	$14.45	$18.83	$20.80	$20.45	$22.39
Value at end of period	$8.50	$11.05	$12.58	$12.51	$14.45	$18.83	$20.80	$20.45	$22.39	$26.88
Number of accumulation units outstanding at end of period	384,838	1,110,046	1,115,684	1,006,097	931,688	964,204	871,572	793,031	753,311	724,029
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.37	$9.12	$13.59	$15.48	$16.13	$18.34	$19.33	$19.50	$19.06	$21.79
Value at end of period	$9.12	$13.59	$15.48	$16.13	$18.34	$19.33	$19.50	$19.06	$21.79	$23.09
Number of accumulation units outstanding at end of period	2,547	20,963	16,458	12,773	15,299	14,868	15,783	15,028	14,760	14,392
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.24	$8.29	$10.19	$11.58	$11.55	$13.18	$17.48	$19.85	$19.97	$21.96
Value at end of period	$8.29	$10.19	$11.58	$11.55	$13.18	$17.48	$19.85	$19.97	$21.96	$27.31
Number of accumulation units outstanding at end of period	137,124	338,211	321,791	321,626	305,724	300,045	282,653	257,669	239,093	243,906
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.38	$8.33	$10.95	$13.31	$13.13	$15.41	$20.69	$22.61	$22.15	$26.10
Value at end of period	$8.33	$10.95	$13.31	$13.13	$15.41	$20.69	$22.61	$22.15	$26.10	$29.57
Number of accumulation units outstanding at end of period	136,200	214,189	209,030	200,751	194,126	185,931	173,373	166,584	153,465	150,332
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$12.22	$8.10	$10.08	$12.36	$12.23	$13.71	$19.52	$20.53	$19.82	$25.18
Value at end of period	$8.10	$10.08	$12.36	$12.23	$13.71	$19.52	$20.53	$19.82	$25.18	$27.60
Number of accumulation units outstanding at end of period	64,720	110,237	117,577	107,580	105,090	103,195	99,920	95,907	91,839	92,909
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period			$10.86	$11.56	$11.05	$12.78	$15.82	$16.78	$16.42	$17.67
Value at end of period			$11.56	$11.05	$12.78	$15.82	$16.78	$16.42	$17.67	$21.26
Number of accumulation units outstanding at end of period			47	370	681	1,029	1,284	1,772	2,381	3,085
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.26	$10.28	$11.44	$12.54	$13.45	$14.68	$14.62	$15.56	$15.61	$16.25
Value at end of period	$10.28	$11.44	$12.54	$13.45	$14.68	$14.62	$15.56	$15.61	$16.25	$17.02
Number of accumulation units outstanding at end of period	95,615	312,052	322,698	301,997	283,826	250,947	237,878	239,649	227,392	211,629
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$6.96	$7.60	$8.17	$7.16	$8.48	$10.27	$9.64	$9.53	$9.58
Value at end of period		$7.60	$8.17	$7.16	$8.48	$10.27	$9.64	$9.53	$9.58	$11.94
Number of accumulation units outstanding at end of period		37,428	35,875	32,073	37,848	33,390	37,619	49,083	43,652	42,993
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.33	$10.41	$12.27	$16.03	$18.16	$19.27	$19.99
Value at end of period				$10.41	$12.27	$16.03	$18.16	$19.27	$19.99	$25.87
Number of accumulation units outstanding at end of period				129,356	133,881	125,202	242,522	238,502	200,552	201,328
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$8.44	$6.47	$7.27	$8.66	$8.94	$10.23	$13.35	$14.66	$13.97	$15.87
Value at end of period	$6.47	$7.27	$8.66	$8.94	$10.23	$13.35	$14.66	$13.97	$15.87	$17.98
Number of accumulation units outstanding at end of period	21,764	36,390	37,345	129,244	117,475	132,719	196,923	161,225	157,372	152,029

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$31.22	$29.18	$29.10	$26.80	$20.36	$17.87	$18.01	$13.85	$9.82	$13.82
Value at end of period	$38.96	$31.22	$29.18	$29.10	$26.80	$20.36	$17.87	$18.01	$13.85	$9.82
Number of accumulation units outstanding at end of period	36,255	35,007	39,379	39,423	41,008	10,183	11,450	12,598	13,736	1,266
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during December 2017)										
Value at beginning of period	$13.76									
Value at end of period	$13.76									
Number of accumulation units outstanding at end of period	5,407									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.28	$16.84	$16.94	$14.73	$11.30	$10.25	$10.74	$9.27	$7.47	$10.14
Value at end of period	$22.20	$18.28	$16.84	$16.94	$14.73	$11.30	$10.25	$10.74	$9.27	$7.47
Number of accumulation units outstanding at end of period	5,570	8,611	8,490	6,436	3,255	6,270	4,566	3,876	3,862	3,298
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$28.57	$26.87	$25.04	$22.19	$16.85	$14.76	$14.20	$12.62	$10.72	
Value at end of period	$37.40	$28.57	$26.87	$25.04	$22.19	$16.85	$14.76	$14.20	$12.62	
Number of accumulation units outstanding at end of period	8,967	8,032	11,273	13,759	6,929	7,209	4,994	3,889	4,410	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.16	$16.41	$16.12	$14.31	$10.86	$9.42	$9.21	$8.23	$6.67	$6.61
Value at end of period	$22.21	$18.16	$16.41	$16.12	$14.31	$10.86	$9.42	$9.21	$8.23	$6.67
Number of accumulation units outstanding at end of period	19,400	17,394	15,903	9,906	7,426	5,553	5,850	3,289	3,295	1,991
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.81	$21.57	$22.47	$20.08	$15.31	$13.24	$13.20	$11.91	$10.07	
Value at end of period	$28.02	$24.81	$21.57	$22.47	$20.08	$15.31	$13.24	$13.20	$11.91	
Number of accumulation units outstanding at end of period	7,008	6,583	5,739	4,569	4,687	3,014	2,796	2,668	3,961	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$28.63	$26.87	$27.15	$24.50	$18.20	$15.80	$16.20	$12.90	$11.43	
Value at end of period	$35.51	$28.63	$26.87	$27.15	$24.50	$18.20	$15.80	$16.20	$12.90	
Number of accumulation units outstanding at end of period	9,485	8,492	9,722	9,484	7,248	5,240	6,562	6,606	6,992	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.60	$17.33	$17.87	$15.90	$11.88	$10.17	$10.39	$8.32	$6.37	
Value at end of period	$23.06	$19.60	$17.33	$17.87	$15.90	$11.88	$10.17	$10.39	$8.32	
Number of accumulation units outstanding at end of period	10,862	10,235	7,335	4,102	4,600	2,289	2,599	1,214	1,018	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$20.59	$17.04	$17.90	$17.10	$12.35	$10.67	$11.14	$8.83	$6.99	$7.40
Value at end of period	$23.47	$20.59	$17.04	$17.90	$17.10	$12.35	$10.67	$11.14	$8.83	$6.99
Number of accumulation units outstanding at end of period	10,520	9,032	8,059	3,885	3,472	2,604	4,854	3,313	922	687
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$31.73	$25.55	$25.82	$24.29	$17.68	$15.48	$15.91	$12.82	$10.08	$14.65
Value at end of period	$35.22	$31.73	$25.55	$25.82	$24.29	$17.68	$15.48	$15.91	$12.82	$10.08
Number of accumulation units outstanding at end of period	42,086	45,244	45,825	47,044	52,627	54,573	66,290	74,555	71,760	36,842
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$31.56	$27.90	$28.22	$26.79	$19.31	$16.81	$16.71	$12.66	$9.68	$13.75
Value at end of period	$37.37	$31.56	$27.90	$28.22	$26.79	$19.31	$16.81	$16.71	$12.66	$9.68
Number of accumulation units outstanding at end of period	7,548	6,455	8,260	4,632	4,318	2,070	2,328	3,362	1,703	316
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.06	$16.15	$16.21	$15.39	$13.26	$11.72	$12.12	$10.68	$8.51	$12.91
Value at end of period	$19.62	$17.06	$16.15	$16.21	$15.39	$13.26	$11.72	$12.12	$10.68	$8.51
Number of accumulation units outstanding at end of period	124,003	112,613	107,717	112,263	105,348	99,997	111,426	102,083	86,100	43,270

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.36	$8.39	$10.74	$12.28	$11.68	$13.41	$16.10	$16.97	$16.85	$17.86
Value at end of period	$8.39	$10.74	$12.28	$11.68	$13.41	$16.10	$16.97	$16.85	$17.86	$21.27
Number of accumulation units outstanding at end of period	34,913	79,932	101,394	117,345	101,776	113,953	126,850	135,771	144,937	146,941
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$8.27	$10.71	$12.30	$11.64	$13.40	$16.51	$17.47	$17.26	$18.32
Value at end of period	$8.27	$10.71	$12.30	$11.64	$13.40	$16.51	$17.47	$17.26	$18.32	$22.15
Number of accumulation units outstanding at end of period	23,132	48,961	58,776	50,028	59,912	65,304	70,761	78,456	80,048	91,462
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period			$9.80	$11.60	$10.98	$12.65	$15.58	$16.52	$16.33	$17.34
Value at end of period			$11.60	$10.98	$12.65	$15.58	$16.52	$16.33	$17.34	$21.05
Number of accumulation units outstanding at end of period			96	190	250	912	3,282	4,091	4,361	4,168
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$8.95	$6.96	$8.63	$9.70	$9.44	$10.71	$12.35	$13.10	$13.01	$13.80
Value at end of period	$6.96	$8.63	$9.70	$9.44	$10.71	$12.35	$13.10	$13.01	$13.80	$15.80
Number of accumulation units outstanding at end of period	4,649	16,340	26,552	32,118	37,292	36,865	38,639	39,473	40,675	45,980
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.69	$9.72	$11.36	$12.42	$12.43	$13.61	$14.53	$15.33	$15.30	$15.95
Value at end of period	$9.72	$11.36	$12.42	$12.43	$13.61	$14.53	$15.33	$15.30	$15.95	$17.39
Number of accumulation units outstanding at end of period	34,011	54,633	59,049	67,209	57,424	53,722	56,610	106,435	83,564	83,576
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.30	$7.69	$9.22	$10.23	$10.14	$11.32	$12.37	$13.03	$12.95	$13.67
Value at end of period	$7.69	$9.22	$10.23	$10.14	$11.32	$12.37	$13.03	$12.95	$13.67	$15.04
Number of accumulation units outstanding at end of period	13,442	53,194	70,828	51,931	42,319	43,177	33,503	32,755	35,027	23,644
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.08	$9.21	$10.83	$11.99	$12.18	$13.64	$15.26	$16.23	$16.15	$17.03
Value at end of period	$9.21	$10.83	$11.99	$12.18	$13.64	$15.26	$16.23	$16.15	$17.03	$18.78
Number of accumulation units outstanding at end of period	34,769	60,498	60,382	66,540	35,812	34,237	31,173	32,638	35,533	24,563
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.07	$8.34	$10.42	$11.75	$11.38	$13.05	$15.93	$16.94	$16.69	$17.81
Value at end of period	$8.34	$10.42	$11.75	$11.38	$13.05	$15.93	$16.94	$16.69	$17.81	$20.94
Number of accumulation units outstanding at end of period	25,444	36,700	38,079	40,242	38,274	39,562	46,334	45,512	44,009	38,007
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.60	$8.74	$10.62	$11.87	$11.77	$13.34	$15.51	$16.51	$16.37	$17.41
Value at end of period	$8.74	$10.62	$11.87	$11.77	$13.34	$15.51	$16.51	$16.37	$17.41	$19.89
Number of accumulation units outstanding at end of period	19,599	34,864	33,757	33,945	38,452	46,759	47,782	51,072	45,492	43,352
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.66	$10.25	$10.83	$11.46	$12.26	$12.70	$12.35	$13.02	$13.02	$13.29
Value at end of period	$10.25	$10.83	$11.46	$12.26	$12.70	$12.35	$13.02	$13.02	$13.29	$13.68
Number of accumulation units outstanding at end of period	28	1,879	742	4,635	4,241	14,491	16,367	14,292	11,233	14,462
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.34	$9.28	$12.56	$15.29	$14.77	$17.14	$22.46	$25.20	$24.70	$30.57
Value at end of period	$9.28	$12.56	$15.29	$14.77	$17.14	$22.46	$25.20	$24.70	$30.57	$33.88
Number of accumulation units outstanding at end of period	4,347	10,314	12,389	10,703	11,624	13,105	14,426	8,442	6,569	7,064
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.34	$7.83	$10.57	$13.33	$13.59	$16.23	$22.47	$23.39	$22.16	$23.28
Value at end of period	$7.83	$10.57	$13.33	$13.59	$16.23	$22.47	$23.39	$22.16	$23.28	$29.77
Number of accumulation units outstanding at end of period	6,134	29,807	27,318	24,366	25,448	37,120	27,115	20,695	16,115	28,851
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.75	$6.72	$8.97	$10.41	$9.85	$12.39	$12.84	$14.61	$14.37	$14.46
Value at end of period	$6.72	$8.97	$10.41	$9.85	$12.39	$12.84	$14.61	$14.37	$14.46	$15.98
Number of accumulation units outstanding at end of period	3,089	11,929	11,670	10,584	9,785	12,748	13,023	9,965	11,725	11,757

VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$9.44	$6.24	$8.46	$10.80	$11.79	$13.59	$13.84	$17.93	$18.41	$19.14
Value at end of period	$6.24	$8.46	$10.80	$11.79	$13.59	$13.84	$17.93	$18.41	$19.14	$20.08
Number of accumulation units outstanding at end of period	5,650	24,498	26,115	26,232	26,667	22,312	24,118	23,817	27,209	23,409

VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.02	$7.95	$10.44	$11.67	$11.09	$12.42	$16.70	$18.79	$19.30	$20.87
Value at end of period	$7.95	$10.44	$11.67	$11.09	$12.42	$16.70	$18.79	$19.30	$20.87	$25.31
Number of accumulation units outstanding at end of period	3,632	7,809	9,386	9,077	8,646	9,257	10,095	9,016	7,825	7,814

VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$9.66	$6.85	$8.53	$10.66	$10.34	$11.78	$16.45	$17.12	$16.58	$20.45
Value at end of period	$6.85	$8.53	$10.66	$10.34	$11.78	$16.45	$17.12	$16.58	$20.45	$22.63
Number of accumulation units outstanding at end of period	1,200	1,498	1,236	4,691	4,591	6,509	781	444	887	381

VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$10.55	$7.65	$9.81	$11.27	$11.01	$13.03	$17.54	$19.10	$17.91	$21.05
Value at end of period	$7.65	$9.81	$11.27	$11.01	$13.03	$17.54	$19.10	$17.91	$21.05	$24.70
Number of accumulation units outstanding at end of period	6,775	18,890	14,357	12,455	8,264	7,723	8,350	7,470	9,630	5,938

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.71	$9.72	$11.89	$13.32	$13.14	$14.79	$18.43	$20.03	$19.57	$22.51
Value at end of period	$9.72	$11.89	$13.32	$13.14	$14.79	$18.43	$20.03	$19.57	$22.51	$24.90
Number of accumulation units outstanding at end of period	94,484	158,122	147,710	141,005	135,766	128,645	126,163	112,739	99,847	99,709

VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.38	$8.92	$11.03	$12.38	$12.08	$13.80	$18.44	$20.25	$19.61	$23.46
Value at end of period	$8.92	$11.03	$12.38	$12.08	$13.80	$18.44	$20.25	$19.61	$23.46	$26.65
Number of accumulation units outstanding at end of period	2,678	4,852	4,196	4,753	4,606	5,832	5,869	6,072	6,532	7,673

VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$25.32	$12.31	$21.06	$25.27	$20.60	$24.48	$23.01	$23.17	$19.46	$21.92
Value at end of period	$12.31	$21.06	$25.27	$20.60	$24.48	$23.01	$23.17	$19.46	$21.92	$31.28
Number of accumulation units outstanding at end of period	10,146	36,056	27,761	13,648	14,563	13,059	14,256	12,716	20,512	20,219

VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.74	$8.69	$10.89	$13.35	$13.56	$16.24	$21.30	$24.44	$23.63	$27.04
Value at end of period	$8.69	$10.89	$13.35	$13.56	$16.24	$21.30	$24.44	$23.63	$27.04	$30.68
Number of accumulation units outstanding at end of period	6,211	13,717	9,171	9,342	10,936	16,319	17,391	11,199	7,177	6,319

VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.52	$9.09	$11.54	$14.59	$14.36	$17.00	$23.57	$25.47	$24.47	$29.68
Value at end of period	$9.09	$11.54	$14.59	$14.36	$17.00	$23.57	$25.47	$24.47	$29.68	$34.21
Number of accumulation units outstanding at end of period	960	3,167	2,522	2,037	2,219	3,031	3,504	3,991	4,255	4,378

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$15.05	$8.96	$12.48	$14.45	$13.24	$16.07	$20.38	$20.80	$21.61	$21.60
Value at end of period	$8.96	$12.48	$14.45	$13.24	$16.07	$20.38	$20.80	$21.61	$21.60	$29.41
Number of accumulation units outstanding at end of period	212,877	427,439	409,311	379,821	357,010	337,670	327,510	315,931	298,101	290,729

VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$10.81	$7.95	$13.25	$15.73	$15.58	$18.06	$20.24	$20.26	$19.27	$21.97
Value at end of period	$7.95	$13.25	$15.73	$15.58	$18.06	$20.24	$20.26	$19.27	$21.97	$23.53
Number of accumulation units outstanding at end of period	964	10,133	15,935	9,878	12,040	16,081	15,762	13,682	11,882	12,298

VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$12.52	$9.50	$12.63	$14.36	$14.74	$16.84	$20.52	$22.96	$24.10	$25.97
Value at end of period	$9.50	$12.63	$14.36	$14.74	$16.84	$20.52	$22.96	$24.10	$25.97	$29.82
Number of accumulation units outstanding at end of period	29,032	63,842	73,492	73,058	82,228	105,274	120,382	156,288	150,033	154,880

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$14.41	$8.17	$11.93	$15.30	$14.69	$17.02	$22.95	$25.60	$26.05	$27.91
Value at end of period	$8.17	$11.93	$15.30	$14.69	$17.02	$22.95	$25.60	$26.05	$27.91	$34.75
Number of accumulation units outstanding at end of period	186,942	461,823	456,632	414,600	372,890	365,894	343,411	338,206	293,004	280,731

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.18	$17.88	$19.25	$17.96	$13.88	$11.87	$12.00	$10.47	$8.40	$11.31
Value at end of period	$24.56	$21.18	$17.88	$19.25	$17.96	$13.88	$11.87	$12.00	$10.47	$8.40
Number of accumulation units outstanding at end of period	19,002	20,713	19,318	20,726	18,955	20,861	20,822	18,882	15,873	4,008
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$26.76	$26.43	$23.91	$22.05	$15.88	$13.39	$13.56	$11.64	$8.16	$14.15
Value at end of period	$35.66	$26.76	$26.43	$23.91	$22.05	$15.88	$13.39	$13.56	$11.64	$8.16
Number of accumulation units outstanding at end of period	77,516	76,378	87,388	88,487	108,668	112,429	115,103	117,656	127,488	81,169
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.14	$16.86	$17.07	$17.30	$15.17	$12.81	$14.65	$12.90	$9.40	$18.67
Value at end of period	$21.86	$17.14	$16.86	$17.07	$17.30	$15.17	$12.81	$14.65	$12.90	$9.40
Number of accumulation units outstanding at end of period	6,379	4,972	6,317	7,177	6,883	6,194	6,635	6,341	7,100	1,461
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.33	$10.17	$10.55	$11.32	$9.44	$7.96	$9.06	$8.35	$6.33	$10.21
Value at end of period	$12.61	$10.33	$10.17	$10.55	$11.32	$9.44	$7.96	$9.06	$8.35	$6.33
Number of accumulation units outstanding at end of period	36,440	37,823	39,287	42,873	42,023	42,206	36,821	36,539	40,427	16,456
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$14.31	$12.94	$14.03	$14.47	$11.11	$9.14	$9.72	$9.04	$6.85	$9.24
Value at end of period	$16.88	$14.31	$12.94	$14.03	$14.47	$11.11	$9.14	$9.72	$9.04	$6.85
Number of accumulation units outstanding at end of period	4,025	3,923	1,197	1,611	5,161	4,400	4,290	1,657	6,242	284
WANGER INTERNATIONAL										
Value at beginning of period	$12.59	$12.81	$12.83	$13.45	$11.02	$9.09	$10.67	$8.56	$5.73	$7.92
Value at end of period	$16.70	$12.59	$12.81	$12.83	$13.45	$11.02	$9.09	$10.67	$8.56	$5.73
Number of accumulation units outstanding at end of period	5,906	5,466	9,614	10,545	11,888	7,029	6,153	4,106	6,432	304
WANGER SELECT										
Value at beginning of period	$25.43	$22.49	$22.49	$21.86	$16.29	$13.78	$16.78	$13.29	$8.02	$15.78
Value at end of period	$32.14	$25.43	$22.49	$22.49	$21.86	$16.29	$13.78	$16.78	$13.29	$8.02
Number of accumulation units outstanding at end of period	9,092	8,718	9,662	12,014	12,941	18,003	14,803	17,699	23,091	4,520
WANGER USA										
Value at beginning of period	$25.01	$22.05	$22.25	$21.28	$15.95	$13.32	$13.84	$11.25	$7.93	$11.57
Value at end of period	$29.83	$25.01	$22.05	$22.25	$21.28	$15.95	$13.32	$13.84	$11.25	$7.93
Number of accumulation units outstanding at end of period	7,766	5,134	4,674	6,182	6,018	7,066	5,940	5,130	5,161	2,889

TABLE 42

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013
ALGER RESPONSIBLE INVESTING FUND (CLASS A)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$22.47	$22.09	$21.63	$20.70	$18.56
Value at end of period	$28.54	$22.47	$22.09	$21.63	$20.70
Number of accumulation units outstanding at end of period	381	381	465	599	1,001
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$12.81	$12.27	$12.58	$12.29	$12.54
Value at end of period	$13.17	$12.81	$12.27	$12.58	$12.29
Number of accumulation units outstanding at end of period	585	586	44	44	44

CFI 329

	2017	2016	2015	2014	2013
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$17.41	$15.52	$15.07	$13.88	$11.75
Value at end of period	$21.40	$17.41	$15.52	$15.07	$13.88
Number of accumulation units outstanding at end of period	5,622	5,558	7,577	8,882	16,699
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)					
(Funds were first received in this option during October 2017)					
Value at beginning of period	$18.59				
Value at end of period	$19.42				
Number of accumulation units outstanding at end of period	23				
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$24.99	$23.11	$22.01	$20.20	$16.68
Value at end of period	$31.41	$24.99	$23.11	$22.01	$20.20
Number of accumulation units outstanding at end of period	10,464	10,429	11,293	12,325	17,437
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$22.21	$17.96	$20.09	$18.37	$16.22
Value at end of period	$24.69	$22.21	$17.96	$20.09	$18.37
Number of accumulation units outstanding at end of period	604	425	407	390	372
ARIEL FUND (INVESTOR CLASS)					
(Funds were first received in this option during November 2013)					
Value at beginning of period	$21.64	$18.78	$19.65	$17.76	$15.82
Value at end of period	$25.01	$21.64	$18.78	$19.65	$17.76
Number of accumulation units outstanding at end of period	35	23	10	0	83
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$10.12	$11.24	$11.73	$11.88	$10.25
Value at end of period	$13.23	$10.12	$11.24	$11.73	$11.88
Number of accumulation units outstanding at end of period	724	1,313	1,736	2,069	2,265
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2017)					
Value at beginning of period	$18.75				
Value at end of period	$19.93				
Number of accumulation units outstanding at end of period	304				
COLUMBIA MID CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$17.71	$15.59	$16.49	$14.76	$12.37
Value at end of period	$20.01	$17.71	$15.59	$16.49	$14.76
Number of accumulation units outstanding at end of period	2,971	3,702	5,768	7,491	7,270
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$25.15	$23.36	$23.27	$20.85	$17.51
Value at end of period	$30.56	$25.15	$23.36	$23.27	$20.85
Number of accumulation units outstanding at end of period	5,925	6,202	8,008	8,187	8,689
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$26.06	$20.08	$21.74	$21.69	$17.59
Value at end of period	$28.75	$26.06	$20.08	$21.74	$21.69
Number of accumulation units outstanding at end of period	3,047	3,103	4,449	4,628	4,333

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)					
(Funds were first received in this option during October 2017)					
Value at beginning of period	$13.97				
Value at end of period	$14.14				
Number of accumulation units outstanding at end of period	31				
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)					
(Funds were first received in this option during March 2017)					
Value at beginning of period	$10.20				
Value at end of period	$10.36				
Number of accumulation units outstanding at end of period	808				
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$10.48	$10.27	$10.31	$9.77	$9.56
Value at end of period	$10.77	$10.48	$10.27	$10.31	$9.77
Number of accumulation units outstanding at end of period	68	43	151	132	132
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)					
(Funds were first received in this option during January 2016)					
Value at beginning of period	$3.63	$2.25			
Value at end of period	$3.97	$3.63			
Number of accumulation units outstanding at end of period	0	1,508			
VOYA CORPORATE LEADERS 100 FUND (CLASS I)					
(Funds were first received in this option during March 2017)					
Value at beginning of period	$11.39				
Value at end of period	$12.83				
Number of accumulation units outstanding at end of period	722				
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$11.35	$11.37	$11.40	$11.43	$11.45
Value at end of period	$11.39	$11.35	$11.37	$11.40	$11.43
Number of accumulation units outstanding at end of period	22,274	29,661	35,105	43,361	92,506
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$22.28	$20.36	$20.71	$18.76	$16.90
Value at end of period	$26.73	$22.28	$20.36	$20.71	$18.76
Number of accumulation units outstanding at end of period	2,013	1,984	3,375	3,430	3,261
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$16.17	$15.54	$15.58		
Value at end of period	$16.93	$16.17	$15.54		
Number of accumulation units outstanding at end of period	8,433	11,451	11,763		
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$9.54	$9.49	$9.60	$10.24	$9.57
Value at end of period	$11.88	$9.54	$9.49	$9.60	$10.24
Number of accumulation units outstanding at end of period	3,365	3,306	3,194	3,145	2,901
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$31.06	$29.04	$28.98	$26.70	$22.53
Value at end of period	$38.74	$31.06	$29.04	$28.98	$26.70
Number of accumulation units outstanding at end of period	3,167	3,557	4,556	5,279	6,272

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$18.08	$16.35	$16.06	$14.27	$12.68
Value at end of period	$22.10	$18.08	$16.35	$16.06	$14.27
Number of accumulation units outstanding at end of period	476	476	476	476	379
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$19.51	$17.26	$17.81	$15.85	$13.37
Value at end of period	$22.95	$19.51	$17.26	$17.81	$15.85
Number of accumulation units outstanding at end of period	2,234	2,231	3,405	3,297	3,198
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$20.50	$16.98	$17.84	$17.05	$14.05
Value at end of period	$23.35	$20.50	$16.98	$17.84	$17.05
Number of accumulation units outstanding at end of period	2,334	2,312	2,226	2,131	2,046
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
(Funds were first received in this option during March 2017)					
Value at beginning of period	$32.22				
Value at end of period	$35.02				
Number of accumulation units outstanding at end of period	129				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$31.39	$27.77	$28.11	$26.69	$22.02
Value at end of period	$37.16	$31.39	$27.77	$28.11	$26.69
Number of accumulation units outstanding at end of period	1,851	1,969	2,794	2,709	2,457
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$13.23	$12.97	$12.97	$12.31	$12.25
Value at end of period	$13.61	$13.23	$12.97	$12.97	$12.31
Number of accumulation units outstanding at end of period	1,451	1,712	3,501	2,991	2,758
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$23.52	$21.12	$20.95	$18.54	$15.84
Value at end of period	$28.48	$23.52	$21.12	$20.95	$18.54
Number of accumulation units outstanding at end of period	2,779	3,281	3,692	4,312	7,726
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
(Funds were first received in this option during August 2013)					
Value at beginning of period	$19.05	$18.33	$17.86	$13.79	$14.24
Value at end of period	$19.98	$19.05	$18.33	$17.86	$13.79
Number of accumulation units outstanding at end of period	0	0	593	593	598
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$23.34	$19.52	$20.17	$18.37	$15.94
Value at end of period	$26.50	$23.34	$19.52	$20.17	$18.37
Number of accumulation units outstanding at end of period	6,456	7,049	8,926	10,864	10,573
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$21.82	$19.38	$23.08	$22.94	$21.77
Value at end of period	$31.11	$21.82	$19.38	$23.08	$22.94
Number of accumulation units outstanding at end of period	222	350	264	250	248

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$29.54	$24.37	$25.37	$23.49	$20.72
Value at end of period	$34.03	$29.54	$24.37	$25.37	$23.49
Number of accumulation units outstanding at end of period	46	34	270	676	658
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$21.50	$21.51	$20.72	$20.31	$17.06
Value at end of period	$29.25	$21.50	$21.51	$20.72	$20.31
Number of accumulation units outstanding at end of period	6,053	6,509	7,433	7,138	8,089
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$21.86	$19.19	$20.18	$20.17	$18.92
Value at end of period	$23.40	$21.86	$19.19	$20.18	$20.17
Number of accumulation units outstanding at end of period	1,743	2,525	3,648	3,533	3,493
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$25.85	$23.99	$22.87	$20.45	$18.84
Value at end of period	$29.66	$25.85	$23.99	$22.87	$20.45
Number of accumulation units outstanding at end of period	36,546	34,876	19,805	16,640	17,839
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)					
(Funds were first received in this option during August 2013)					
Value at beginning of period	$21.08	$17.80	$19.17	$17.90	$16.72
Value at end of period	$24.42	$21.08	$17.80	$19.17	$17.90
Number of accumulation units outstanding at end of period	393	968	726	877	882
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2014)					
Value at beginning of period	$26.63	$26.31	$23.82	$22.30	
Value at end of period	$35.47	$26.63	$26.31	$23.82	
Number of accumulation units outstanding at end of period	280	0	125	125	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$10.29	$10.13	$10.51	$11.29	$9.50
Value at end of period	$12.55	$10.29	$10.13	$10.51	$11.29
Number of accumulation units outstanding at end of period	4,368	4,541	6,842	6,602	8,497
WANGER INTERNATIONAL					
(Funds were first received in this option during April 2015)					
Value at beginning of period	$12.53	$12.75	$13.37		
Value at end of period	$16.60	$12.53	$12.75		
Number of accumulation units outstanding at end of period	85	56	24		
WANGER SELECT					
(Funds were first received in this option during August 2013)					
Value at beginning of period	$25.31	$22.39	$22.41	$21.79	$19.77
Value at end of period	$31.96	$25.31	$22.39	$22.41	$21.79
Number of accumulation units outstanding at end of period	2,413	2,412	2,372	2,258	3,140
WANGER USA					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$24.89	$21.96	$22.16	$21.21	$18.65
Value at end of period	$29.67	$24.89	$21.96	$22.16	$21.21
Number of accumulation units outstanding at end of period	1,004	975	918	1,012	747

Condensed Financial Information (continued)

TABLE 43

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
ALGER RESPONSIBLE INVESTING FUND (CLASS A)									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$22.30	$21.95	$21.50	$20.60	$17.50				
Value at end of period	$28.30	$22.30	$21.95	$21.50	$20.60				
Number of accumulation units outstanding at end of period	53	38	271	358	343				
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$22.77	$21.25	$21.42	$18.86	$15.42	$13.92	$14.24	$13.35	
Value at end of period	$29.26	$22.77	$21.25	$21.42	$18.86	$15.42	$13.92	$14.24	
Number of accumulation units outstanding at end of period	954	1,853	1,759	1,979	2,142	1,772	937	6	
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$22.14	$20.33	$21.01	$19.33	$14.96	$13.70	$13.50	$12.65	
Value at end of period	$26.84	$22.14	$20.33	$21.01	$19.33	$14.96	$13.70	$13.50	
Number of accumulation units outstanding at end of period	2,412	2,126	1,647	1,207	964	271	1,089	7	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$12.71	$12.19	$12.51	$12.23	$13.51	$12.72	$11.50		
Value at end of period	$13.05	$12.71	$12.19	$12.51	$12.23	$13.51	$12.72		
Number of accumulation units outstanding at end of period	5,774	8,642	8,361	8,213	7,961	7,513	5,866		
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$17.26	$15.41	$14.97	$13.80	$10.54	$9.03	$9.86		
Value at end of period	$21.19	$17.26	$15.41	$14.97	$13.80	$10.54	$9.03		
Number of accumulation units outstanding at end of period	3,645	5,175	5,677	4,466	4,015	1,284	1,171		
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)									
(Funds were first received in this option during March 2010)									
Value at beginning of period	$15.23	$14.45	$14.14	$13.94	$10.82	$8.90	$10.43	$8.85	
Value at end of period	$19.24	$15.23	$14.45	$14.14	$13.94	$10.82	$8.90	$10.43	
Number of accumulation units outstanding at end of period	707	2,840	4,169	2,745	2,779	2,684	2,685	2,685	
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$12.54	$12.25	$12.27	$11.67	$11.95	$11.34	$10.76		
Value at end of period	$12.89	$12.54	$12.25	$12.27	$11.67	$11.95	$11.34		
Number of accumulation units outstanding at end of period	1,897	1,856	1,728	1,800	1,366	1,210	430		
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$24.70	$22.87	$21.80	$20.03	$15.03	$12.52	$13.21	$11.81	$11.54
Value at end of period	$31.02	$24.70	$22.87	$21.80	$20.03	$15.03	$12.52	$13.21	$11.81
Number of accumulation units outstanding at end of period	6,437	5,636	5,175	4,990	5,078	4,981	5,038	2,052	775
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$22.63	$20.04	$20.17	$18.21	$13.87	$12.38	$11.62	$10.29	$9.96
Value at end of period	$27.07	$22.63	$20.04	$20.17	$18.21	$13.87	$12.38	$11.62	$10.29
Number of accumulation units outstanding at end of period	6,883	2,558	2,376	2,101	764	647	1,485	64	44

CFI 334

	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)									
(Funds were first received in this option during April 2013)									
Value at beginning of period	$22.06	$17.85	$20.00	$18.30	$14.63				
Value at end of period	$24.50	$22.06	$17.85	$20.00	$18.30				
Number of accumulation units outstanding at end of period	284	392	722	1,706	2,558				
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during November 2010)									
Value at beginning of period	$21.50	$18.68	$19.55	$17.70	$12.28	$10.25	$11.60	$10.75	
Value at end of period	$24.81	$21.50	$18.68	$19.55	$17.70	$12.28	$10.25	$11.60	
Number of accumulation units outstanding at end of period	1,037	2,219	2,267	3,613	4,136	2,110	5,887	931	
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)									
(Funds were first received in this option during March 2010)									
Value at beginning of period	$10.04	$11.16	$11.65	$11.81	$9.47	$7.58	$8.21	$7.40	
Value at end of period	$13.10	$10.04	$11.16	$11.65	$11.81	$9.47	$7.58	$8.21	
Number of accumulation units outstanding at end of period	1,451	1,748	1,797	1,609	3,986	500	496	496	
AVE MARIA RISING DIVIDEND FUND									
(Funds were first received in this option during February 2016)									
Value at beginning of period	$10.55	$8.92							
Value at end of period	$12.28	$10.55							
Number of accumulation units outstanding at end of period	1,990	142							
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)									
(Funds were first received in this option during May 2015)									
Value at beginning of period	$9.46	$10.11	$9.90						
Value at end of period	$11.76	$9.46	$10.11						
Number of accumulation units outstanding at end of period	7,333	6,171	6,316						
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$28.13	$23.09	$24.91	$23.50	$17.70	$15.70	$15.86	$12.67	$11.53
Value at end of period	$30.42	$28.13	$23.09	$24.91	$23.50	$17.70	$15.70	$15.86	$12.67
Number of accumulation units outstanding at end of period	355	315	248	422	775	548	777	40	36
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2013)									
Value at beginning of period	$17.65	$16.43	$16.86	$15.45	$15.39				
Value at end of period	$19.68	$17.65	$16.43	$16.86	$15.45				
Number of accumulation units outstanding at end of period	3,482	3,481	3,474	3,475	3,474				
COHEN & STEERS REALTY SHARES, INC.									
(Funds were first received in this option during July 2012)									
Value at beginning of period	$16.05	$15.26	$14.59	$11.25	$10.96	$10.74			
Value at end of period	$17.12	$16.05	$15.26	$14.59	$11.25	$10.96			
Number of accumulation units outstanding at end of period	2,534	2,978	2,933	1,772	1,443	822			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$15.93	$13.94	$14.31	$12.86	$9.87	$9.63			
Value at end of period	$18.51	$15.93	$13.94	$14.31	$12.86	$9.87			
Number of accumulation units outstanding at end of period	4,873	1,345	1,126	244	234	222			
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$17.55	$15.47	$16.38	$14.68	$10.91	$9.40	$9.25		
Value at end of period	$19.82	$17.55	$15.47	$16.38	$14.68	$10.91	$9.40		
Number of accumulation units outstanding at end of period	749	2,035	2,117	1,782	578	474	117		

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
DELAWARE SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during April 2016)									
Value at beginning of period	$15.45	$11.86							
Value at end of period	$17.18	$15.45							
Number of accumulation units outstanding at end of period	0	59							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$24.87	$23.12	$23.06	$20.68	$15.81	$13.64	$14.05	$12.03	$11.80
Value at end of period	$30.19	$24.87	$23.12	$23.06	$20.68	$15.81	$13.64	$14.05	$12.03
Number of accumulation units outstanding at end of period	34,607	42,476	41,878	49,654	54,962	49,372	51,830	39,060	37,437
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$20.86	$17.75	$18.56	$17.14	$13.43	$11.49	$11.43	$9.96	$10.00
Value at end of period	$23.46	$20.86	$17.75	$18.56	$17.14	$13.43	$11.49	$11.43	$9.96
Number of accumulation units outstanding at end of period	21,805	22,587	23,079	23,576	25,198	25,049	24,410	8,177	10,320
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$23.31	$23.22	$21.75	$19.62	$14.45	$12.65	$12.67	$10.25	$9.97
Value at end of period	$31.37	$23.31	$23.22	$21.75	$19.62	$14.45	$12.65	$12.67	$10.25
Number of accumulation units outstanding at end of period	37,231	38,245	41,008	43,595	42,181	46,327	51,131	22,646	22,263
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$15.64	$16.54	$16.03	$17.51	$13.48	$11.21	$13.58	$12.06	$12.22
Value at end of period	$20.30	$15.64	$16.54	$16.03	$17.51	$13.48	$11.21	$13.58	$12.06
Number of accumulation units outstanding at end of period	3,085	5,150	4,892	4,514	7,893	4,835	3,536	1,535	1,868
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$25.77	$19.87	$21.54	$21.51	$15.85	$13.44	$14.02	$10.98	$8.54
Value at end of period	$28.40	$25.77	$19.87	$21.54	$21.51	$15.85	$13.44	$14.02	$10.98
Number of accumulation units outstanding at end of period	7,190	7,166	8,027	7,695	8,275	6,155	5,476	2,651	2,253
INVESCO MID CAP CORE EQUITY FUND (CLASS A)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$20.20	$18.11	$19.00	$18.26	$14.19	$12.91	$14.79		
Value at end of period	$23.15	$20.20	$18.11	$19.00	$18.26	$14.19	$12.91		
Number of accumulation units outstanding at end of period	170	136	98	59	38	38	34		
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$58.08	$57.02	$54.52	$50.48	$36.16	$37.19			
Value at end of period	$73.67	$58.08	$57.02	$54.52	$50.48	$36.16			
Number of accumulation units outstanding at end of period	610	754	524	1,004	1,107	1,054			
INVESCO V.I. CORE EQUITY FUND (SERIES I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$21.36	$19.45	$20.72	$19.24	$14.94	$13.18	$13.24	$12.13	$9.49
Value at end of period	$24.08	$21.36	$19.45	$20.72	$19.24	$14.94	$13.18	$13.24	$12.13
Number of accumulation units outstanding at end of period	6,264	6,276	6,283	6,913	8,428	8,512	8,874	7,402	7,887
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)									
(Funds were first received in this option during June 2015)									
Value at beginning of period	$10.65	$10.51	$11.86						
Value at end of period	$14.08	$10.65	$10.51						
Number of accumulation units outstanding at end of period	2,194	721	518						

Condensed Financial Information (continued)

LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)
(Funds were first received in this option during February 2011)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$22.05	$17.55	$18.27	$17.46	$12.93	$11.19	$11.84		
Value at end of period	$24.10	$22.05	$17.55	$18.27	$17.46	$12.93	$11.19		
Number of accumulation units outstanding at end of period	446	473	420	336	336	0	362		

LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)
(Funds were first received in this option during 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$21.19	$18.28	$19.07	$17.17	$13.23	$11.60	$12.13	$9.71	$7.70
Value at end of period	$22.55	$21.19	$18.28	$19.07	$17.17	$13.23	$11.60	$12.13	$9.71
Number of accumulation units outstanding at end of period	7,887	10,100	10,277	10,319	11,454	13,974	14,811	4,271	4,059

METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)
(Funds were first received in this option during April 2016)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$10.44	$10.52							
Value at end of period	$10.72	$10.44							
Number of accumulation units outstanding at end of period	22	10							

NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)
(Funds were first received in this option during June 2012)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$19.35	$17.68	$17.85	$16.25	$11.83	$10.52			
Value at end of period	$22.82	$19.35	$17.68	$17.85	$16.25	$11.83			
Number of accumulation units outstanding at end of period	0	378	288	0	0	15			

OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)
(Funds were first received in this option during October 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$25.15	$23.63	$27.60	$29.11	$26.98	$22.41	$27.47	$21.72	$20.91
Value at end of period	$33.77	$25.15	$23.63	$27.60	$29.11	$26.98	$22.41	$27.47	$21.72
Number of accumulation units outstanding at end of period	15,619	14,340	14,017	15,413	19,011	16,351	14,370	12,576	12,545

OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)
(Funds were first received in this option during November 2011)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$27.40	$23.31	$24.87	$22.30	$15.88	$13.51	$13.43		
Value at end of period	$31.16	$27.40	$23.31	$24.87	$22.30	$15.88	$13.51		
Number of accumulation units outstanding at end of period	1,738	1,869	5,178	8,593	5,078	135	128		

PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)
(Funds were first received in this option during November 2011)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$17.13	$16.26	$16.41	$15.26	$13.16	$11.88	$12.06		
Value at end of period	$19.31	$17.13	$16.26	$16.41	$15.26	$13.16	$11.88		
Number of accumulation units outstanding at end of period	452	456	473	0	0	0	986		

PIMCO COMMODITY REALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)
(Funds were first received in this option during April 2016)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$6.22	$5.91							
Value at end of period	$6.35	$6.22							
Number of accumulation units outstanding at end of period	142	584							

PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)
(Funds were first received in this option during October 2009)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$14.92	$14.24	$14.69	$14.31	$15.82	$14.61	$13.14	$12.20	$12.02
Value at end of period	$15.40	$14.92	$14.24	$14.69	$14.31	$15.82	$14.61	$13.14	$12.20
Number of accumulation units outstanding at end of period	421	877	343	1,421	1,336	2,646	1,799	1,417	1,417

PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)
(Funds were first received in this option during January 2010)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$19.84	$17.44	$18.23	$18.29	$16.38	$14.17	$14.47	$12.38	
Value at end of period	$21.20	$19.84	$17.44	$18.23	$18.29	$16.38	$14.17	$14.47	
Number of accumulation units outstanding at end of period	1,087	505	505	819	729	228	217	127	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
TCW TOTAL RETURN BOND FUND (CLASS N)									
(Funds were first received in this option during April 2016)									
Value at beginning of period	$10.05	$10.20							
Value at end of period	$10.32	$10.05							
Number of accumulation units outstanding at end of period	23	10							
TEMPLETON GLOBAL BOND FUND (CLASS A)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$20.15	$19.05	$19.97	$19.74	$19.39	$16.81	$17.29	$15.40	$15.19
Value at end of period	$20.54	$20.15	$19.05	$19.97	$19.74	$19.39	$16.81	$17.29	$15.40
Number of accumulation units outstanding at end of period	1,857	3,639	3,311	3,787	2,837	3,985	3,341	764	626
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$3.61	$2.48	$3.39	$3.72	$7.69	$8.78	$10.37		
Value at end of period	$3.94	$3.61	$2.48	$3.39	$3.72	$7.69	$8.78		
Number of accumulation units outstanding at end of period	12,931	18,515	25,085	24,365	27,131	22,327	1,497		
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$17.14	$15.96	$16.32	$15.43	$13.27	$11.73	$11.93	$10.50	$8.84
Value at end of period	$19.58	$17.14	$15.96	$16.32	$15.43	$13.27	$11.73	$11.93	$10.50
Number of accumulation units outstanding at end of period	13,275	9,597	10,213	9,785	9,740	9,562	6,450	3,413	3,681
VOYA CORPORATE LEADERS 100 FUND (CLASS I)									
(Funds were first received in this option during June 2015)									
Value at beginning of period	$10.77	$9.67	$9.79						
Value at end of period	$12.80	$10.77	$9.67						
Number of accumulation units outstanding at end of period	2,752	914	806						
VOYA GLOBAL BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$15.02	$14.19	$14.88	$14.88	$15.56	$14.48	$14.02	$12.15	$12.09
Value at end of period	$16.41	$15.02	$14.19	$14.88	$14.88	$15.56	$14.48	$14.02	$12.15
Number of accumulation units outstanding at end of period	4,991	5,736	5,654	6,379	7,064	8,827	8,696	6,245	5,964
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2015)									
Value at beginning of period	$9.94	$9.41	$10.03						
Value at end of period	$12.25	$9.94	$9.41						
Number of accumulation units outstanding at end of period	23,758	24,404	25,137						
VOYA GNMA INCOME FUND (CLASS A)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$11.79	$11.65	$11.51	$11.01	$11.26	$10.99	$10.88		
Value at end of period	$11.92	$11.79	$11.65	$11.51	$11.01	$11.26	$10.99		
Number of accumulation units outstanding at end of period	20	9	0	337	337	337	337		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$11.21	$11.24	$11.28	$11.32	$11.37	$11.41	$11.45	$11.47	$11.48
Value at end of period	$11.23	$11.21	$11.24	$11.28	$11.32	$11.37	$11.41	$11.45	$11.47
Number of accumulation units outstanding at end of period	72,449	76,446	76,424	95,133	98,806	13,762	16,946	2,562	1,475
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$22.00	$20.12	$20.50	$18.59	$14.28	$12.39	$12.47	$10.97	$8.45
Value at end of period	$26.37	$22.00	$20.12	$20.50	$18.59	$14.28	$12.39	$12.47	$10.97
Number of accumulation units outstanding at end of period	106,398	130,264	129,316	138,520	139,709	123,953	125,758	110,056	114,228

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$21.44	$18.78	$19.25	$19.10	$18.16	$15.99	$15.37	$13.51	$13.04
Value at end of period	$22.68	$21.44	$18.78	$19.25	$19.10	$18.16	$15.99	$15.37	$13.51
Number of accumulation units outstanding at end of period	4,411	3,632	2,916	2,902	2,638	2,511	806	739	711
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$21.58	$19.65	$19.56	$17.25	$13.03	$11.43	$11.48	$10.12	$8.25
Value at end of period	$26.79	$21.58	$19.65	$19.56	$17.25	$13.03	$11.43	$11.48	$10.12
Number of accumulation units outstanding at end of period	31,224	32,810	35,420	35,974	37,591	37,226	38,737	28,228	29,644
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$25.64	$21.79	$22.28	$20.42	$15.23	$12.99	$13.20	$10.87	$8.29
Value at end of period	$29.01	$25.64	$21.79	$22.28	$20.42	$15.23	$12.99	$13.20	$10.87
Number of accumulation units outstanding at end of period	15,831	16,134	16,853	16,761	13,750	15,964	17,051	7,029	9,165
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$24.74	$19.51	$20.23	$19.27	$13.56	$12.11	$12.25	$10.01	$8.05
Value at end of period	$27.08	$24.74	$19.51	$20.23	$19.27	$13.56	$12.11	$12.25	$10.01
Number of accumulation units outstanding at end of period	7,777	8,830	8,317	7,869	7,343	7,039	7,360	5,894	7,639
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$17.50	$16.28	$16.67	$15.74	$14.49				
Value at end of period	$21.02	$17.50	$16.28	$16.67	$15.74				
Number of accumulation units outstanding at end of period	187	133	77	77	77				
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$15.96	$15.36	$15.33	$14.43	$14.51	$13.31	$12.43	$11.36	$10.22
Value at end of period	$16.70	$15.96	$15.36	$15.33	$14.43	$14.51	$13.31	$12.43	$11.36
Number of accumulation units outstanding at end of period	14,857	16,682	16,322	13,167	14,994	15,593	19,032	5,350	5,115
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.46	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$7.72
Value at end of period	$11.77	$9.46	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58
Number of accumulation units outstanding at end of period	6,625	5,880	4,906	2,289	2,065	1,830	1,554	1,200	1,856
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$19.80	$19.12	$18.05	$15.95	$12.23	$10.40	$10.33		
Value at end of period	$25.59	$19.80	$19.12	$18.05	$15.95	$12.23	$10.40		
Number of accumulation units outstanding at end of period	58,360	59,508	59,705	62,134	36,538	36,659	28,846		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$15.62	$13.77	$14.47	$13.19	$10.12	$8.86	$8.59	$7.23	$7.07
Value at end of period	$17.66	$15.62	$13.77	$14.47	$13.19	$10.12	$8.86	$8.59	$7.23
Number of accumulation units outstanding at end of period	17,401	20,800	21,927	21,916	17,567	11,844	12,942	770	525
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$30.67	$28.71	$28.68	$26.45	$20.12	$17.69	$17.86	$13.75	$9.76
Value at end of period	$38.22	$30.67	$28.71	$28.68	$26.45	$20.12	$17.69	$17.86	$13.75
Number of accumulation units outstanding at end of period	15,187	10,328	9,934	9,924	9,602	5,539	6,166	1,753	2,830

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)									
(Funds were first received in this option during January 2017)									
Value at beginning of period	$10.63								
Value at end of period	$13.72								
Number of accumulation units outstanding at end of period	1,259								
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$17.99	$16.60	$16.72	$14.56	$11.19	$10.17	$11.20		
Value at end of period	$21.81	$17.99	$16.60	$16.72	$14.56	$11.19	$10.17		
Number of accumulation units outstanding at end of period	274	1,636	1,551	1,989	1,245	1,153	2,116		
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2010)									
Value at beginning of period	$28.24	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	$13.89	
Value at end of period	$36.92	$28.24	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	
Number of accumulation units outstanding at end of period	1,109	879	1,079	5,318	1,280	284	143	106	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2011)									
Value at beginning of period	$17.93	$16.22	$15.96	$14.19	$10.79	$9.37	$9.75		
Value at end of period	$21.89	$17.93	$16.22	$15.96	$14.19	$10.79	$9.37		
Number of accumulation units outstanding at end of period	275	5,751	3,457	3,519	586	367	181		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2010)									
Value at beginning of period	$24.53	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	$11.78	
Value at end of period	$27.66	$24.53	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	
Number of accumulation units outstanding at end of period	1,047	612	688	2,647	1,005	221	127	209	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$28.30	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89	$12.51
Value at end of period	$35.05	$28.30	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89
Number of accumulation units outstanding at end of period	353	354	468	849	932	1,565	1,949	796	121
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$19.35	$17.13	$17.70	$15.76	$14.05				
Value at end of period	$22.73	$19.35	$17.13	$17.70	$15.76				
Number of accumulation units outstanding at end of period	2,396	2,340	2,927	2,529	2,449				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2010)									
Value at beginning of period	$20.32	$16.85	$17.72	$16.96	$12.27	$10.62	$11.09	$10.72	
Value at end of period	$23.13	$20.32	$16.85	$17.72	$16.96	$12.27	$10.62	$11.09	
Number of accumulation units outstanding at end of period	3,960	386	486	1,154	47	47	43	560	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$31.17	$25.14	$25.44	$23.98	$17.47	$15.32	$15.77	$12.73	$10.02
Value at end of period	$34.55	$31.17	$25.14	$25.44	$23.98	$17.47	$15.32	$15.77	$12.73
Number of accumulation units outstanding at end of period	7,671	7,436	8,695	8,296	8,767	9,489	11,445	9,746	9,393
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$31.00	$27.45	$27.81	$26.44	$19.09	$16.64	$16.56	$12.57	$9.63
Value at end of period	$36.66	$31.00	$27.45	$27.81	$26.44	$19.09	$16.64	$16.56	$12.57
Number of accumulation units outstanding at end of period	5,415	5,258	5,101	3,708	4,671	4,102	4,279	2,945	268

CFI 340

Condensed Financial Information (continued)

	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2011)									
Value at beginning of period			$11.60	$11.62	$13.13	$15.21	$15.99	$15.91	$16.78
Value at end of period			$11.62	$13.13	$15.21	$15.99	$15.91	$16.78	$19.27
Number of accumulation units outstanding at end of period			2,838	3,084	2,444	3,228	4,627	4,431	4,725
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.55	$10.68	$12.19	$11.58	$13.28	$15.91	$16.75	$16.60	$17.57
Value at end of period	$10.68	$12.19	$11.58	$13.28	$15.91	$16.75	$16.60	$17.57	$20.90
Number of accumulation units outstanding at end of period	1,694	1,790	3,133	3,574	3,675	3,072	4,567	5,085	22,960
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.54	$10.65	$12.21	$11.54	$13.27	$16.31	$17.24	$17.01	$18.02
Value at end of period	$10.65	$12.21	$11.54	$13.27	$16.31	$17.24	$17.01	$18.02	$21.76
Number of accumulation units outstanding at end of period	1,016	1,243	2,075	1,653	1,848	1,697	2,207	2,922	2,825
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2015)									
Value at beginning of period							$17.06	$16.20	$17.17
Value at end of period							$16.20	$17.17	$20.80
Number of accumulation units outstanding at end of period							840	26	532
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2015)									
Value at beginning of period							$13.37	$12.86	$13.62
Value at end of period							$12.86	$13.62	$15.57
Number of accumulation units outstanding at end of period							34	0	0
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2015)									
Value at beginning of period							$15.40	$15.08	$15.69
Value at end of period							$15.08	$15.69	$17.08
Number of accumulation units outstanding at end of period							514	0	0
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2015)									
Value at beginning of period							$13.20	$12.80	$13.50
Value at end of period							$12.80	$13.50	$14.83
Number of accumulation units outstanding at end of period							9	8	5,306
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$9.15	$10.75	$11.89	$12.05	$13.48	$15.06	$15.99	$15.89	$16.73
Value at end of period	$10.75	$11.89	$12.05	$13.48	$15.06	$15.99	$15.89	$16.73	$18.42
Number of accumulation units outstanding at end of period	276	326	1,858	415	453	489	530	564	589
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$8.29	$10.34	$11.65	$11.26	$12.90	$15.72	$16.69	$16.43	$17.49
Value at end of period	$10.34	$11.65	$11.26	$12.90	$15.72	$16.69	$16.43	$17.49	$20.54
Number of accumulation units outstanding at end of period	4,944	5,304	5,009	4,790	5,066	6,989	5,746	5,979	6,173
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$9.69	$10.54	$11.76	$11.65	$13.18	$15.31	$16.27	$16.11	$17.11
Value at end of period	$10.54	$11.76	$11.65	$13.18	$15.31	$16.27	$16.11	$17.11	$19.51
Number of accumulation units outstanding at end of period	696	920	201	323	447	580	1,522	2,047	1,729

CFI 341

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$13.12	$12.87	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80	$10.84
Value at end of period	$13.48	$13.12	$12.87	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80
Number of accumulation units outstanding at end of period	1,639	1,602	416	586	567	369	359	19	19
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$23.22	$20.88	$20.74	$18.36	$16.33				
Value at end of period	$28.09	$23.22	$20.88	$20.74	$18.36				
Number of accumulation units outstanding at end of period	1,756	2,264	3,003	2,637	2,505				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$30.08	$24.34	$24.87	$22.20	$16.97	$14.64	$15.97		
Value at end of period	$33.29	$30.08	$24.34	$24.87	$22.20	$16.97	$14.64		
Number of accumulation units outstanding at end of period	4,281	3,603	3,621	2,862	2,468	2,167	1,852		
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$22.91	$21.83	$23.08	$22.21	$16.06	$13.48	$13.24	$10.50	$10.33
Value at end of period	$29.25	$22.91	$21.83	$23.08	$22.21	$16.06	$13.48	$13.24	$10.50
Number of accumulation units outstanding at end of period	1,973	5,229	5,075	6,253	7,436	7,782	7,195	5,373	5,763
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$14.28	$14.21	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95	$8.87
Value at end of period	$15.76	$14.28	$14.21	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95
Number of accumulation units outstanding at end of period	2,251	2,129	2,003	1,898	1,951	1,620	1,516	1,347	625
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$18.84	$18.14	$17.69	$13.68	$13.46	$11.69	$10.72	$8.41	$7.63
Value at end of period	$19.73	$18.84	$18.14	$17.69	$13.68	$13.46	$11.69	$10.72	$8.41
Number of accumulation units outstanding at end of period	1,526	2,040	4,286	4,791	3,181	2,833	3,164	5,141	2,872
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$20.54	$19.02	$18.54	$16.50	$12.30	$11.00	$11.58	$10.38	$10.17
Value at end of period	$24.87	$20.54	$19.02	$18.54	$16.50	$12.30	$11.00	$11.58	$10.38
Number of accumulation units outstanding at end of period	2,398	2,688	2,608	2,555	2,543	2,571	2,549	1,561	761
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2010)									
Value at beginning of period	$20.12	$16.33	$16.90	$16.26	$11.66	$10.25	$10.58	$8.14	
Value at end of period	$22.23	$20.12	$16.33	$16.90	$16.26	$11.66	$10.25	$10.58	
Number of accumulation units outstanding at end of period	69	77	784	744	913	784	1,345	786	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$20.71	$17.65	$18.85	$17.34	$12.89	$10.91	$11.19	$9.76	$9.62
Value at end of period	$24.27	$20.71	$17.65	$18.85	$17.34	$12.89	$10.91	$11.19	$9.76
Number of accumulation units outstanding at end of period	1,890	1,933	1,922	2,004	1,985	6,023	5,992	4,347	3,951
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$22.14	$19.29	$19.77	$18.22	$14.64	$13.03	$13.23	$11.82	$11.79
Value at end of period	$24.46	$22.14	$19.29	$19.77	$18.22	$14.64	$13.03	$13.23	$11.82
Number of accumulation units outstanding at end of period	13,079	14,048	15,393	15,605	22,531	21,814	21,646	12,351	12,153

CFI 342

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$23.08	$19.32	$19.98	$18.22	$13.66	$11.98	$12.29	$10.97	$11.00
Value at end of period	$26.18	$23.08	$19.32	$19.98	$18.22	$13.66	$11.98	$12.29	$10.97
Number of accumulation units outstanding at end of period	3,189	2,617	2,406	2,615	2,460	1,290	1,208	627	238
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$21.57	$19.18	$22.86	$22.75	$24.23	$20.42	$25.09	$20.94	$20.25
Value at end of period	$30.73	$21.57	$19.18	$22.86	$22.75	$24.23	$20.42	$25.09	$20.94
Number of accumulation units outstanding at end of period	5,483	3,366	3,225	2,930	3,194	3,792	4,139	1,734	1,487
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$26.60	$23.29	$24.11	$21.06	$16.07	$13.44	$13.13		
Value at end of period	$30.14	$26.60	$23.29	$24.11	$21.06	$16.07	$13.44		
Number of accumulation units outstanding at end of period	715	695	644	428	334	202	106		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$29.20	$24.11	$25.14	$23.29	$16.83	$14.24	$15.54		
Value at end of period	$33.61	$29.20	$24.11	$25.14	$23.29	$16.83	$14.24		
Number of accumulation units outstanding at end of period	508	1,531	1,359	1,209	1,085	825	746		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$21.25	$21.29	$20.53	$20.14	$15.91	$13.13	$14.34	$12.41	$12.25
Value at end of period	$28.89	$21.25	$21.29	$20.53	$20.14	$15.91	$13.13	$14.34	$12.41
Number of accumulation units outstanding at end of period	38,422	43,803	48,488	49,237	52,898	55,838	60,362	41,335	41,022
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$21.62	$18.99	$19.99	$20.00	$17.88	$15.44	$15.62	$13.18	$12.83
Value at end of period	$23.12	$21.62	$18.99	$19.99	$20.00	$17.88	$15.44	$15.62	$13.18
Number of accumulation units outstanding at end of period	16,908	7,637	2,880	3,024	8,044	2,053	442	11	1,025
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$25.55	$23.75	$22.66	$20.28	$16.66	$14.61	$14.48		
Value at end of period	$29.30	$25.55	$23.75	$22.66	$20.28	$16.66	$14.61		
Number of accumulation units outstanding at end of period	16,500	13,735	14,237	12,892	12,651	2,429	4,443		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$27.46	$25.67	$25.26	$22.68	$16.85	$14.57	$15.19	$11.86	$11.57
Value at end of period	$34.14	$27.46	$25.67	$25.26	$22.68	$16.85	$14.57	$15.19	$11.86
Number of accumulation units outstanding at end of period	100,170	110,696	128,980	128,214	135,245	137,382	148,506	109,532	112,758
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$20.84	$17.61	$19.00	$17.75	$13.74	$11.77	$11.92	$10.41	$10.32
Value at end of period	$24.13	$20.84	$17.61	$19.00	$17.75	$13.74	$11.77	$11.92	$10.41
Number of accumulation units outstanding at end of period	3,244	3,282	6,055	5,623	5,153	2,439	2,443	280	244
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$26.33	$26.04	$23.60	$21.80	$15.71	$13.27	$13.47	$11.57	$11.06
Value at end of period	$35.03	$26.33	$26.04	$23.60	$21.80	$15.71	$13.27	$13.47	$11.57
Number of accumulation units outstanding at end of period	11,616	19,338	19,206	17,991	17,190	24,526	23,615	8,508	7,184

CFI 343

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$16.87	$16.62	$16.84	$17.10	$15.02	$12.70	$14.54	$12.83	$13.16
Value at end of period	$21.48	$16.87	$16.62	$16.84	$17.10	$15.02	$12.70	$14.54	$12.83
Number of accumulation units outstanding at end of period	352	560	616	752	506	475	444	106	75
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.20	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$8.49
Value at end of period	$12.43	$10.20	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32
Number of accumulation units outstanding at end of period	10,369	17,292	16,662	16,043	14,477	14,079	12,980	13,064	14,326
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$14.08	$12.75	$13.85	$14.30	$10.99	$9.06	$9.00		
Value at end of period	$16.58	$14.08	$12.75	$13.85	$14.30	$10.99	$9.06		
Number of accumulation units outstanding at end of period	4	4	17	144	207	140	113		
WANGER INTERNATIONAL									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$12.40	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$8.44
Value at end of period	$16.41	$12.40	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52
Number of accumulation units outstanding at end of period	4,865	4,629	4,448	4,373	4,224	3,272	2,906	3,399	2,399
WANGER SELECT									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$25.02	$22.16	$22.20	$21.61	$16.12	$13.66	$16.66	$13.22	$12.64
Value at end of period	$31.57	$25.02	$22.16	$22.20	$21.61	$16.12	$13.66	$16.66	$13.22
Number of accumulation units outstanding at end of period	3,107	4,865	4,651	4,492	4,311	4,172	4,297	2,039	1,456
WANGER USA									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$24.61	$21.73	$21.95	$21.03	$15.79	$13.21	$13.74	$12.67	
Value at end of period	$29.31	$24.61	$21.73	$21.95	$21.03	$15.79	$13.21	$13.74	
Number of accumulation units outstanding at end of period	1,548	1,329	1,621	1,604	2,725	2,599	2,908	1,957	

TABLE 44

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$44.70	$40.90	$41.68	$37.82	$29.08	$25.23	$25.41	$22.36	$17.25	$27.78
Value at end of period	$53.55	$44.70	$40.90	$41.68	$37.82	$29.08	$25.23	$25.41	$22.36	$17.25
Number of accumulation units outstanding at end of period	675	675	675	675	675	674	675	675	675	674
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$19.74	$19.08	$18.01	$16.89						
Value at end of period	$25.50	$19.74	$19.08	$18.01						
Number of accumulation units outstanding at end of period	0	0	0	434						
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$30.91	$29.04	$29.52	$27.83	$22.84	$19.95	$20.64	$18.34	$14.71	$23.11
Value at end of period	$36.28	$30.91	$29.04	$29.52	$27.83	$22.84	$19.95	$20.64	$18.34	$14.71
Number of accumulation units outstanding at end of period	1,447	1,447	1,446	1,446	1,446	1,446	1,446	1,446	1,446	1,446

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$29.50	$27.79	$28.07	$26.43	$22.77	$20.14	$20.34	$18.24	$15.04	$21.73
Value at end of period	$33.62	$29.50	$27.79	$28.07	$26.43	$22.77	$20.14	$20.34	$18.24	$15.04
Number of accumulation units outstanding at end of period	510	510	509	509	509	509	509	509	509	509
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.60	$20.65	$19.92	$19.56	$15.45	$12.76	$13.95	$12.07	$8.69	$14.62
Value at end of period	$27.99	$20.60	$20.65	$19.92	$19.56	$15.45	$12.76	$13.95	$12.07	$8.69
Number of accumulation units outstanding at end of period	1,817	1,817	1,816	1,816	1,816	1,817	1,816	1,816	1,817	1,816
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.07	$24.38	$24.00	$21.56	$16.02	$13.86	$14.46	$11.30	$7.75	$13.70
Value at end of period	$32.39	$26.07	$24.38	$24.00	$21.56	$16.02	$13.86	$14.46	$11.30	$7.75
Number of accumulation units outstanding at end of period	95	95	95	95	95	95	95	95	95	95
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$51.58	$51.04	$46.27	$42.76	$30.85	$26.06	$26.46	$22.74	$15.98	$27.78
Value at end of period	$68.59	$51.58	$51.04	$46.27	$42.76	$30.85	$26.06	$26.46	$22.74	$15.98
Number of accumulation units outstanding at end of period	51	51	51	51	51	51	51	51	51	51

TABLE 45

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$31.93	$29.72	$29.67	$26.63	$20.39	$17.60	$17.53
Value at end of period	$38.73	$31.93	$29.72	$29.67	$26.63	$20.39	$17.60
Number of accumulation units outstanding at end of period	26,735	25,387	24,393	20,788	28,024	28,921	36,699
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$23.14	$19.71	$20.62	$19.06	$14.95	$12.81	$12.42
Value at end of period	$26.00	$23.14	$19.71	$20.62	$19.06	$14.95	$12.81
Number of accumulation units outstanding at end of period	3,611	868	867	868	868	843	863
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during October 2013)							
Value at beginning of period	$20.57	$20.51	$19.23	$17.37	$16.51		
Value at end of period	$27.66	$20.57	$20.51	$19.23	$17.37		
Number of accumulation units outstanding at end of period	6,057	4,630	3,344	9,910	742		
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$18.21	$19.28	$18.70	$20.44	$15.75	$13.11	$13.45
Value at end of period	$23.61	$18.21	$19.28	$18.70	$20.44	$15.75	$13.11
Number of accumulation units outstanding at end of period	1,741	2,115	2,115	1,873	1,874	2,486	6,017
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$37.26	$28.77	$31.22	$31.20	$23.01	$19.54	$19.07
Value at end of period	$41.03	$37.26	$28.77	$31.22	$31.20	$23.01	$19.54
Number of accumulation units outstanding at end of period	3,077	2,357	1,651	1,059	1,695	1,202	1,102

CFI 345

	2017	2016	2015	2014	2013	2012	2011
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)							
(Funds were first received in this option during October 2013)							
Value at beginning of period	$57.80	$56.80	$54.37	$50.39	$46.75		
Value at end of period	$73.24	$57.80	$56.80	$54.37	$50.39		
Number of accumulation units outstanding at end of period	0	421	303	210	200		
INVESCO V.I. CORE EQUITY FUND (SERIES I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$22.89	$20.86	$22.25	$20.68	$16.08	$14.19	$14.32
Value at end of period	$25.77	$22.89	$20.86	$22.25	$20.68	$16.08	$14.19
Number of accumulation units outstanding at end of period	13	13	13	13	13	28	773
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)							
(Funds were first received in this option during November 2013)							
Value at beginning of period	$28.78	$24.85	$25.96	$23.39	$22.48		
Value at end of period	$30.59	$28.78	$24.85	$25.96	$23.39		
Number of accumulation units outstanding at end of period	1,489	2,049	1,445	786	82		
VOYA BALANCED PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$19.37	$18.06	$18.49	$17.50	$15.07	$13.33	$13.31
Value at end of period	$22.12	$19.37	$18.06	$18.49	$17.50	$15.07	$13.33
Number of accumulation units outstanding at end of period	2,306	2,306	2,306	2,306	2,306	2,318	2,345
VOYA GLOBAL BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$14.73	$13.92	$14.62	$14.64	$15.32	$14.27	$14.36
Value at end of period	$16.07	$14.73	$13.92	$14.62	$14.64	$15.32	$14.27
Number of accumulation units outstanding at end of period	1,705	1,596	1,494	1,434	3,173	2,719	9,537
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2015)							
Value at beginning of period	$9.92	$9.40	$10.03				
Value at end of period	$12.21	$9.92	$9.40				
Number of accumulation units outstanding at end of period	4,183	3,830	3,453				
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$11.65	$11.69	$11.74	$11.80	$11.86	$11.91	$11.92
Value at end of period	$11.66	$11.65	$11.69	$11.74	$11.80	$11.86	$11.91
Number of accumulation units outstanding at end of period	3,564	7,419	6,304	7,824	3,883	3,904	5,519
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$20.64	$18.90	$19.27	$17.49	$13.45	$11.68	$11.45
Value at end of period	$24.72	$20.64	$18.90	$19.27	$17.49	$13.45	$11.68
Number of accumulation units outstanding at end of period	4,229	3,161	3,008	2,589	2,589	1,514	2,377
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$21.93	$19.99	$19.92	$17.59	$13.30	$11.68	$11.46
Value at end of period	$27.20	$21.93	$19.99	$19.92	$17.59	$13.30	$11.68
Number of accumulation units outstanding at end of period	3,265	2,325	1,308	730	500	0	10,290
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$33.33	$28.35	$29.01	$26.61	$19.88	$16.97	$16.95
Value at end of period	$37.66	$33.33	$28.35	$29.01	$26.61	$19.88	$16.97
Number of accumulation units outstanding at end of period	2,127	3,160	2,196	1,202	519	374	374

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$33.83	$26.70	$27.72	$26.43	$18.61	$16.64	$16.22
Value at end of period	$36.99	$33.83	$26.70	$27.72	$26.43	$18.61	$16.64
Number of accumulation units outstanding at end of period	1,454	1,454	1,454	1,253	1,253	1,253	1,253
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$19.51	$18.79	$18.77	$17.69	$17.80	$16.35	$16.17
Value at end of period	$20.39	$19.51	$18.79	$18.77	$17.69	$17.80	$16.35
Number of accumulation units outstanding at end of period	2,457	1,902	1,903	2,178	2,572	4,366	15,050
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$9.38	$9.35	$9.48	$10.13	$8.38	$7.09	$7.11
Value at end of period	$11.65	$9.38	$9.35	$9.48	$10.13	$8.38	$7.09
Number of accumulation units outstanding at end of period	128	127	127	2,282	2,282	4,818	4,821
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$19.68	$19.03	$17.97	$15.90	$12.20	$10.38	$10.46
Value at end of period	$25.41	$19.68	$19.03	$17.97	$15.90	$12.20	$10.38
Number of accumulation units outstanding at end of period	3,144	2,268	1,804	1,372	1,033	1,033	1,033
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$15.43	$13.62	$14.32	$13.08	$10.04	$8.80	$8.48
Value at end of period	$17.43	$15.43	$13.62	$14.32	$13.08	$10.04	$8.80
Number of accumulation units outstanding at end of period	6,364	7,132	7,812	8,027	13,254	6,537	17,822
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$33.31	$31.21	$31.20	$28.81	$21.94	$19.31	$19.50
Value at end of period	$41.46	$33.31	$31.21	$31.20	$28.81	$21.94	$19.31
Number of accumulation units outstanding at end of period	1,423	889	440	473	543	289	114
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$17.77	$16.42	$16.56	$14.43	$11.10	$10.10	$10.04
Value at end of period	$21.53	$17.77	$16.42	$16.56	$14.43	$11.10	$10.10
Number of accumulation units outstanding at end of period	4,575	2,856	1,027	0	3,264	3,264	2,753
VOYA SMALL COMPANY PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$35.83	$28.93	$29.30	$27.64	$20.17	$17.70	$17.27
Value at end of period	$39.68	$35.83	$28.93	$29.30	$27.64	$20.17	$17.70
Number of accumulation units outstanding at end of period	829	69	10	10	10	19	35
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$22.91	$20.30	$20.59	$19.59	$14.16	$12.35	$12.15
Value at end of period	$27.06	$22.91	$20.30	$20.59	$19.59	$14.16	$12.35
Number of accumulation units outstanding at end of period	1,642	2,310	2,471	1,005	98	0	6,768
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$18.85	$17.92	$18.05	$17.02	$15.25	$13.65	$13.54
Value at end of period	$20.73	$18.85	$17.92	$18.05	$17.02	$15.25	$13.65
Number of accumulation units outstanding at end of period	8,885	7,070	4,720	2,141	370	16	806

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$21.58	$18.81	$19.30	$17.80	$14.32	$12.76	$12.43
Value at end of period	$23.81	$21.58	$18.81	$19.30	$17.80	$14.32	$12.76
Number of accumulation units outstanding at end of period	23,525	17,170	12,575	7,980	5,178	10,653	28,175
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$20.54	$20.60	$19.88	$19.53	$15.44	$12.75	$12.84
Value at end of period	$27.90	$20.54	$20.60	$19.88	$19.53	$15.44	$12.75
Number of accumulation units outstanding at end of period	5,458	8,973	8,223	7,887	13,719	13,986	15,370
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2013)							
Value at beginning of period	$25.99	$24.31	$23.95	$21.53	$20.56		
Value at end of period	$32.27	$25.99	$24.31	$23.95	$21.53		
Number of accumulation units outstanding at end of period	3,434	2,234	2,200	1,629	413		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$27.53	$27.26	$24.72	$22.86	$16.50	$13.94	$14.19
Value at end of period	$36.59	$27.53	$27.26	$24.72	$22.86	$16.50	$13.94
Number of accumulation units outstanding at end of period	4,198	2,114	2,335	2,580	3,430	21,800	3,950
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$10.11	$9.98	$10.37	$11.16	$9.32	$7.88	$7.94
Value at end of period	$12.31	$10.11	$9.98	$10.37	$11.16	$9.32	$7.88
Number of accumulation units outstanding at end of period	0	0	0	0	3,899	3,901	3,242

TABLE 46
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$22.17	$20.76	$21.00	$18.56	$15.22	$13.79	$14.34			
Value at end of period	$28.38	$22.17	$20.76	$21.00	$18.56	$15.22	$13.79			
Number of accumulation units outstanding at end of period	0	324	266	181	93	93	93			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$21.56	$19.86	$20.60	$19.02	$14.77	$13.58	$13.41			
Value at end of period	$26.04	$21.56	$19.86	$20.60	$19.02	$14.77	$13.58			
Number of accumulation units outstanding at end of period	0	368	309	220	185	135	133			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$12.38	$11.91	$12.26	$12.03	$13.34	$12.60	$11.23	$11.34		
Value at end of period	$12.66	$12.38	$11.91	$12.26	$12.03	$13.34	$12.60	$11.23		
Number of accumulation units outstanding at end of period	0	2,471	0	0	0	332	238	10		

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$16.78	$15.03	$14.65	$13.55	$10.39	$8.94	$9.10			
Value at end of period	$20.53	$16.78	$15.03	$14.65	$13.55	$10.39	$8.94			
Number of accumulation units outstanding at end of period	0	492	370	291	223	149	56			
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.80	$14.10	$13.84	$13.70	$10.67	$8.81	$10.36	$8.35	$5.48	$8.85
Value at end of period	$18.63	$14.80	$14.10	$13.84	$13.70	$10.67	$8.81	$10.36	$8.35	$5.48
Number of accumulation units outstanding at end of period	0	940	849	1,474	1,337	0	0	30	30	22
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$16.09	$14.95	$14.30	$13.19	$9.93	$8.30	$8.79	$7.89	$5.91	$8.83
Value at end of period	$20.14	$16.09	$14.95	$14.30	$13.19	$9.93	$8.30	$8.79	$7.89	$5.91
Number of accumulation units outstanding at end of period	0	23,838	21,773	23,168	25,943	28,766	27,276	26,492	25,848	21,786
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$16.29	$14.48	$14.62	$13.25	$10.13	$9.07	$8.54	$7.59	$6.43	$8.61
Value at end of period	$19.42	$16.29	$14.48	$14.62	$13.25	$10.13	$9.07	$8.54	$7.59	$6.43
Number of accumulation units outstanding at end of period	0	2,355	2,147	2,360	1,399	1,148	834	589	527	177
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$21.55	$17.50	$19.68	$18.07	$12.60	$12.37				
Value at end of period	$23.86	$21.55	$17.50	$19.68	$18.07	$12.60				
Number of accumulation units outstanding at end of period	0	11	0	576	3,430	2				
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$10.49	$10.15								
Value at end of period	$12.17	$10.49								
Number of accumulation units outstanding at end of period	0	1,426								
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.41	$10.09	$10.68							
Value at end of period	$11.65	$9.41	$10.09							
Number of accumulation units outstanding at end of period	0	1,495	999							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$27.39	$22.56	$24.42	$23.12	$17.48	$15.55	$15.77	$14.59		
Value at end of period	$29.51	$27.39	$22.56	$24.42	$23.12	$17.48	$15.55	$15.77		
Number of accumulation units outstanding at end of period	0	962	1,063	1,274	1,203	175	175	175		
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$15.74	$15.01	$14.40	$11.15	$10.90	$10.07				
Value at end of period	$16.73	$15.74	$15.01	$14.40	$11.15	$10.90				
Number of accumulation units outstanding at end of period	0	358	207	223	170	104				
COLUMBIA ACORN® FUND (CLASS Z)										
Value at beginning of period	$17.02	$15.54	$15.91	$15.89	$12.23	$10.45	$11.04	$8.83	$6.37	$9.56
Value at end of period	$21.16	$17.02	$15.54	$15.91	$15.89	$12.23	$10.45	$11.04	$8.83	$6.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	28	28	271
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$15.49	$13.59	$14.01	$12.63	$9.73	$8.52	$9.05	$7.84	$6.20	$9.02
Value at end of period	$17.93	$15.49	$13.59	$14.01	$12.63	$9.73	$8.52	$9.05	$7.84	$6.20
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	187

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$8.34	$5.64	$7.59	$8.84	$8.55	$9.88	$12.87	$14.30	$14.29	$15.32
Value at end of period	$5.64	$7.59	$8.84	$8.55	$9.88	$12.87	$14.30	$14.29	$15.32	$18.53
Number of accumulation units outstanding at end of period	73,289	78,775	73,979	68,421	69,720	61,944	51,082	46,726	47,431	0
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$8.09	$5.46	$7.06	$8.07	$8.08	$9.41	$11.97	$12.92	$12.31	$14.42
Value at end of period	$5.46	$7.06	$8.07	$8.08	$9.41	$11.97	$12.92	$12.31	$14.42	$16.16
Number of accumulation units outstanding at end of period	1,276	15,464	12,197	10,496	11,400	11,721	12,328	12,539	13,037	0
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$8.25	$5.14	$6.55	$8.07	$8.03	$9.14	$12.36	$13.66	$14.53	$14.53
Value at end of period	$5.14	$6.55	$8.07	$8.03	$9.14	$12.36	$13.66	$14.53	$14.53	$19.49
Number of accumulation units outstanding at end of period	23,298	23,855	22,685	22,105	25,035	33,591	37,362	28,687	28,437	0
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$7.96	$5.50	$6.90	$7.75	$6.37	$7.63	$9.88	$9.02	$9.27	$8.74
Value at end of period	$5.50	$6.90	$7.75	$6.37	$7.63	$9.88	$9.02	$9.27	$8.74	$11.30
Number of accumulation units outstanding at end of period	1,313	1,094	1,273	1,362	1,504	1,622	1,034	1,103	1,176	0
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$9.57	$6.33	$8.12	$10.33	$9.87	$11.60	$15.68	$15.66	$14.39	$18.60
Value at end of period	$6.33	$8.12	$10.33	$9.87	$11.60	$15.68	$15.66	$14.39	$18.60	$20.42
Number of accumulation units outstanding at end of period	1,766	2,265	1,179	1,174	1,293	1,419	1,540	1,599	1,646	0
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2015)										
Value at beginning of period								$18.63	$17.69	$19.67
Value at end of period								$17.69	$19.67	$22.46
Number of accumulation units outstanding at end of period								14	15	0
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.18	$36.06	$50.16	$53.99	$56.27	$57.12
Value at end of period					$36.06	$50.16	$53.99	$56.27	$57.12	$72.19
Number of accumulation units outstanding at end of period					119	119	455	455	455	0
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.52	$6.85	$8.73	$9.49	$9.41	$10.64	$13.65	$14.65	$13.70	$15.00
Value at end of period	$6.85	$8.73	$9.49	$9.41	$10.64	$13.65	$14.65	$13.70	$15.00	$16.84
Number of accumulation units outstanding at end of period	123	169	206	240	305	198	198	198	198	0
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during March 2016)										
Value at beginning of period									$9.60	$10.55
Value at end of period									$10.55	$13.91
Number of accumulation units outstanding at end of period									180	0
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$8.34	$5.71	$7.18	$8.94	$8.51	$9.68	$12.52	$13.86	$13.23	$15.29
Value at end of period	$5.71	$7.18	$8.94	$8.51	$9.68	$12.52	$13.86	$13.23	$15.29	$16.21
Number of accumulation units outstanding at end of period	874	1,315	1,671	1,871	2,061	2,735	2,842	2,844	2,860	0
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during October 2013)										
Value at beginning of period						$12.81	$13.91	$15.22	$15.02	$16.39
Value at end of period						$13.91	$15.22	$15.02	$16.39	$19.25
Number of accumulation units outstanding at end of period						519	0	202	1,070	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$8.47	$5.11	$9.22	$11.61	$9.44	$11.32	$12.18	$11.51	$9.82	$10.41
Value at end of period	$5.11	$9.22	$11.61	$9.44	$11.32	$12.18	$11.51	$9.82	$10.41	$13.93
Number of accumulation units outstanding at end of period	5,493	7,544	9,774	9,398	7,079	4,742	3,947	3,352	3,129	0

CFI 350

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$18.89	$16.12	$17.26	$15.53	$11.10	$9.48	$9.77	$7.97	$5.85	$9.10
Value at end of period	$21.40	$18.89	$16.12	$17.26	$15.53	$11.10	$9.48	$9.77	$7.97	$5.85
Number of accumulation units outstanding at end of period	0	3,293	2,987	2,793	2,417	1,546	1,305	1,089	811	297
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.73	$12.12	$12.28	$11.45	$9.92	$8.98	$9.22	$8.30	$6.89	$9.14
Value at end of period	$14.30	$12.73	$12.12	$12.28	$11.45	$9.92	$8.98	$9.22	$8.30	$6.89
Number of accumulation units outstanding at end of period	0	1,183	1,074	966	744	603	455	495	299	116
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$13.37	$12.80	$13.26	$12.96	$14.38	$13.32	$12.02	$11.20	$9.53	$10.71
Value at end of period	$13.75	$13.37	$12.80	$13.26	$12.96	$14.38	$13.32	$12.02	$11.20	$9.53
Number of accumulation units outstanding at end of period	0	1,239	1,189	1,143	1,099	1,093	2,123	2,123	855	1,329
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I) (Funds were first received in this option during April 2009)										
Value at beginning of period	$15.86	$13.99	$14.67	$14.77	$13.28	$11.53	$11.82	$10.08	$7.29	
Value at end of period	$16.88	$15.86	$13.99	$14.67	$14.77	$13.28	$11.53	$11.82	$10.08	
Number of accumulation units outstanding at end of period	0	1,047	922	803	687	498	460	376	306	
TCW TOTAL RETURN BOND FUND (CLASS N) (Funds were first received in this option during March 2016)										
Value at beginning of period	$9.99	$10.13								
Value at end of period	$10.22	$9.99								
Number of accumulation units outstanding at end of period	0	9								
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$15.94	$15.12	$15.91	$15.78	$15.56	$13.54	$13.97	$12.49	$10.59	$10.29
Value at end of period	$16.20	$15.94	$15.12	$15.91	$15.78	$15.56	$13.54	$13.97	$12.49	$10.59
Number of accumulation units outstanding at end of period	0	1,489	1,534	1,351	1,160	2,903	2,640	2,426	1,623	233
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES) (Funds were first received in this option during February 2012)										
Value at beginning of period	$3.54	$2.44	$3.35	$3.69	$7.65	$9.60				
Value at end of period	$3.85	$3.54	$2.44	$3.35	$3.69	$7.65				
Number of accumulation units outstanding at end of period	0	3,302	4,112	620	242	246				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.45	$12.57	$12.90	$12.24	$10.56	$9.37	$9.56	$8.44	$7.13	$9.13
Value at end of period	$15.31	$13.45	$12.57	$12.90	$12.24	$10.56	$9.37	$9.56	$8.44	$7.13
Number of accumulation units outstanding at end of period	0	1,622	1,622	4,210	4,449	6,068	10,192	10,246	12,395	12,434
VOYA CORPORATE LEADERS 100 FUND (CLASS I) (Funds were first received in this option during March 2016)										
Value at beginning of period	$10.70	$9.64								
Value at end of period	$12.68	$10.70								
Number of accumulation units outstanding at end of period	0	48								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.38	$11.73	$12.35	$12.39	$13.00	$12.14	$11.80	$10.26	$8.50	$10.05
Value at end of period	$13.47	$12.38	$11.73	$12.35	$12.39	$13.00	$12.14	$11.80	$10.26	$8.50
Number of accumulation units outstanding at end of period	0	786	1,333	1,333	1,333	1,410	1,463	1,445	1,786	3,178
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during March 2015)										
Value at beginning of period	$9.87	$9.38	$10.02							
Value at end of period	$12.12	$9.87	$9.38							
Number of accumulation units outstanding at end of period	0	4,040	4,078							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.81	$9.86	$9.94	$10.01	$10.08	$10.16	$10.23	$10.28	$10.33	$10.28
Value at end of period	$9.79	$9.81	$9.86	$9.94	$10.01	$10.08	$10.16	$10.23	$10.28	$10.33
Number of accumulation units outstanding at end of period	0	1,235	502	482	461	610	561	10,901	11,106	11,048

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$15.43	$14.16	$14.47	$13.17	$10.16	$8.84	$8.93	$7.88	$6.10	$8.78
Value at end of period	$18.43	$15.43	$14.16	$14.47	$13.17	$10.16	$8.84	$8.93	$7.88	$6.10
Number of accumulation units outstanding at end of period	0	15,739	17,163	16,714	21,927	22,529	23,495	24,625	20,845	22,885
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.62	$15.49	$15.92	$15.86	$15.13	$13.37	$12.90	$11.37	$7.67	$9.55
Value at end of period	$18.57	$17.62	$15.49	$15.92	$15.86	$15.13	$13.37	$12.90	$11.37	$7.67
Number of accumulation units outstanding at end of period	0	702	798	862	826	751	1,327	1,327	2,080	699
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.72	$14.37	$14.35	$12.70	$9.63	$8.47	$8.55	$7.56	$6.18	$8.55
Value at end of period	$19.45	$15.72	$14.37	$14.35	$12.70	$9.63	$8.47	$8.55	$7.56	$6.18
Number of accumulation units outstanding at end of period	0	4,410	4,350	4,478	4,348	6,177	6,553	7,441	7,298	6,908
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.13	$15.46	$15.86	$14.59	$10.92	$9.35	$9.53	$7.88	$6.03	$9.10
Value at end of period	$20.44	$18.13	$15.46	$15.86	$14.59	$10.92	$9.35	$9.53	$7.88	$6.03
Number of accumulation units outstanding at end of period	0	4,341	4,745	4,522	4,356	4,042	4,191	3,938	3,606	2,964
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.49	$14.63	$15.23	$14.55	$10.27	$9.21	$9.35	$7.67	$6.19	$9.13
Value at end of period	$20.17	$18.49	$14.63	$15.23	$14.55	$10.27	$9.21	$9.35	$7.67	$6.19
Number of accumulation units outstanding at end of period	0	3,915	3,736	3,554	4,668	3,220	2,952	4,371	4,238	3,489
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.00	$13.52	$13.54	$12.79	$12.90	$11.88	$11.13	$10.21	$9.22	$9.83
Value at end of period	$14.59	$14.00	$13.52	$13.54	$12.79	$12.90	$11.88	$11.13	$10.21	$9.22
Number of accumulation units outstanding at end of period	0	1,291	2,310	4,634	13,883	15,404	14,637	14,145	13,128	12,500
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$9.20	$9.19	$9.34	$10.00	$8.30	$7.04	$8.08	$7.55	$5.95	$8.48
Value at end of period	$11.40	$9.20	$9.19	$9.34	$10.00	$8.30	$7.04	$8.08	$7.55	$5.95
Number of accumulation units outstanding at end of period	0	1,740	1,339	33	33	63	359	275	551	41
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.38	$18.78	$17.79	$15.77	$12.14	$10.35	$10.32			
Value at end of period	$24.96	$19.38	$18.78	$17.79	$15.77	$12.14	$10.35			
Number of accumulation units outstanding at end of period	0	17,266	17,088	14,481	3,387	3,625	3,481			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.84	$14.01	$14.78	$13.52	$10.41	$9.15	$8.90	$7.51	$6.72	$9.03
Value at end of period	$17.85	$15.84	$14.01	$14.78	$13.52	$10.41	$9.15	$8.90	$7.51	$6.72
Number of accumulation units outstanding at end of period	0	17,618	16,917	16,955	12,653	11,776	10,831	5,645	5,205	5,392
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$19.42	$18.24	$18.28	$16.92	$12.92	$11.40	$11.54	$8.92	$6.36	$9.50
Value at end of period	$24.11	$19.42	$18.24	$18.28	$16.92	$12.92	$11.40	$11.54	$8.92	$6.36
Number of accumulation units outstanding at end of period	0	5,563	5,664	5,183	4,713	2,760	1,907	118	110	109
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.98	$13.87	$14.02	$12.25	$9.45	$8.61	$9.07	$7.87	$6.37	$9.01
Value at end of period	$18.09	$14.98	$13.87	$14.02	$12.25	$9.45	$8.61	$9.07	$7.87	$6.37
Number of accumulation units outstanding at end of period	0	978	836	0	81	4	0	0	0	264
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$27.49	$25.99	$24.34	$21.68	$16.55	$14.56	$14.39			
Value at end of period	$35.82	$27.49	$25.99	$24.34	$21.68	$16.55	$14.56			
Number of accumulation units outstanding at end of period	0	504	6,245	623	266	167	111			

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.43	$15.83	$15.62	$13.94	$10.63	$9.27	$9.11	$8.18	$6.94	
Value at end of period	$21.20	$17.43	$15.83	$15.62	$13.94	$10.63	$9.27	$9.11	$8.18	
Number of accumulation units outstanding at end of period	0	11,719	813	337	190	188	49	825	339	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.88	$20.87	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	$10.06	
Value at end of period	$26.83	$23.88	$20.87	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	
Number of accumulation units outstanding at end of period	0	1,492	1,404	1,231	1,232	995	818	597	435	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$27.55	$25.99	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	$11.42	
Value at end of period	$34.01	$27.55	$25.99	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	
Number of accumulation units outstanding at end of period	0	3,369	3,099	2,340	2,251	1,405	1,307	26	20	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$18.81	$16.71	$17.32	$15.49	$11.63	$10.01	$10.28	$8.47		
Value at end of period	$22.02	$18.81	$16.71	$17.32	$15.49	$11.63	$10.01	$10.28		
Number of accumulation units outstanding at end of period	0	8,099	8,186	6,481	425	492	368	526		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$19.75	$16.43	$17.35	$16.66	$12.09	$10.50	$11.01	$9.10		
Value at end of period	$22.40	$19.75	$16.43	$17.35	$16.66	$12.09	$10.50	$11.01		
Number of accumulation units outstanding at end of period	0	1,617	1,153	534	504	534	369	485		
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.94	$16.14	$16.39	$15.50	$11.33	$9.97	$10.30	$8.35	$6.59	$9.64
Value at end of period	$22.02	$19.94	$16.14	$16.39	$15.50	$11.33	$9.97	$10.30	$8.35	$6.59
Number of accumulation units outstanding at end of period	0	886	881	902	1,551	1,198	1,111	1,078	1,094	870
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$19.81	$17.60	$17.89	$17.07	$12.37	$10.82	$10.81	$8.23	$6.33	$9.61
Value at end of period	$23.34	$19.81	$17.60	$17.89	$17.07	$12.37	$10.82	$10.81	$8.23	$6.33
Number of accumulation units outstanding at end of period	0	1,927	1,734	1,970	1,730	558	438	317	182	62
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.38	$11.79	$11.88	$11.34	$9.82	$8.72	$9.07	$8.03	$6.43	$8.83
Value at end of period	$14.17	$12.38	$11.79	$11.88	$11.34	$9.82	$8.72	$9.07	$8.03	$6.43
Number of accumulation units outstanding at end of period	0	10,872	9,358	0	0	901	901	168	168	138
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.49	$11.85	$11.99	$11.43	$9.57	$8.38	$8.85	$7.78	$6.11	$8.65
Value at end of period	$14.81	$12.49	$11.85	$11.99	$11.43	$9.57	$8.38	$8.85	$7.78	$6.11
Number of accumulation units outstanding at end of period	0	6,714	5,176	4,343	3,342	5,213	4,603	1,785	1,786	1,785
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.39	$11.74	$11.94	$11.34	$9.25	$8.07	$8.58	$7.51	$5.82	$8.52
Value at end of period	$14.92	$12.39	$11.74	$11.94	$11.34	$9.25	$8.07	$8.58	$7.51	$5.82
Number of accumulation units outstanding at end of period	0	6,321	5,123	4,276	3,342	3,834	4,000	3,310	3,224	2,947
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2016)										
Value at beginning of period	$16.77	$15.74								
Value at end of period	$20.26	$16.77								
Number of accumulation units outstanding at end of period	0	6								
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$13.24	$12.55	$12.70	$12.03	$10.48	$9.29	$9.59	$8.57	$6.95	$9.28
Value at end of period	$15.08	$13.24	$12.55	$12.70	$12.03	$10.48	$9.29	$9.59	$8.57	$6.95
Number of accumulation units outstanding at end of period	0	0	9	9	9	9	9	9	9	9

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$13.03	$12.57	$12.65	$12.05	$11.35	$10.42	$10.46	$9.67		
Value at end of period	$14.14	$13.03	$12.57	$12.65	$12.05	$11.35	$10.42	$10.46		
Number of accumulation units outstanding at end of period	0	218	214	211	208	205	201	198		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2016)										
Value at beginning of period	$13.54	$12.99								
Value at end of period	$14.86	$13.54								
Number of accumulation units outstanding at end of period	0	7								
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.92	$12.18	$12.42	$11.74	$9.66	$8.47	$8.79	$7.83	$6.30	$8.72
Value at end of period	$15.12	$12.92	$12.18	$12.42	$11.74	$9.66	$8.47	$8.79	$7.83	$6.30
Number of accumulation units outstanding at end of period	0	480	457	447	172	172	141	113	80	39
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.19	$12.46	$12.63	$12.04						
Value at end of period	$14.99	$13.19	$12.46	$12.63						
Number of accumulation units outstanding at end of period	0	0	0	4,789						
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.75	$12.55	$12.62	$12.02	$12.43	$12.06	$11.34	$10.76	$10.24	$9.88
Value at end of period	$13.06	$12.75	$12.55	$12.62	$12.02	$12.43	$12.06	$11.34	$10.76	$10.24
Number of accumulation units outstanding at end of period	0	2,467	2,410	359	359	409	409	409	774	7
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.14	$17.98	$18.44	$16.52	$12.67	$10.97	$11.41	$9.42	$7.00	$9.49
Value at end of period	$24.42	$22.14	$17.98	$18.44	$16.52	$12.67	$10.97	$11.41	$9.42	$7.00
Number of accumulation units outstanding at end of period	0	253	0	0	0	0	15	121	156	194
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$16.17	$15.47	$16.41	$15.84	$11.50	$9.68	$9.54	$7.60	$5.66	$8.64
Value at end of period	$20.58	$16.17	$15.47	$16.41	$15.84	$11.50	$9.68	$9.54	$7.60	$5.66
Number of accumulation units outstanding at end of period	0	3,024	3,408	4,594	4,717	2,438	2,080	1,915	1,094	813
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.88	$13.86	$14.16	$12.51	$12.12	$9.69	$10.29	$8.91	$6.71	$9.75
Value at end of period	$15.26	$13.88	$13.86	$14.16	$12.51	$12.12	$9.69	$10.29	$8.91	$6.71
Number of accumulation units outstanding at end of period	0	707	598	521	455	404	245	291	277	246
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.71	$15.19	$14.86	$11.53	$11.38	$9.93	$9.13	$7.19	$5.33	$9.05
Value at end of period	$16.40	$15.71	$15.19	$14.86	$11.53	$11.38	$9.93	$9.13	$7.19	$5.33
Number of accumulation units outstanding at end of period	0	3,003	2,452	459	173	171	128	127	927	452
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.98	$13.92	$13.62	$12.16	$9.09	$8.16	$8.63	$7.76	$5.94	$8.55
Value at end of period	$18.07	$14.98	$13.92	$13.62	$12.16	$9.09	$8.16	$8.63	$7.76	$5.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	30	30	30	736	585
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$17.95	$14.62	$15.18	$14.66	$10.55	$9.31	$9.55			
Value at end of period	$19.76	$17.95	$14.62	$15.18	$14.66	$10.55	$9.31			
Number of accumulation units outstanding at end of period	0	403	343	283	243	146	55			
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.94	$13.64	$14.61	$13.49	$10.07	$8.55	$8.80	$7.70	$6.03	$8.44
Value at end of period	$18.62	$15.94	$13.64	$14.61	$13.49	$10.07	$8.55	$8.80	$7.70	$6.03
Number of accumulation units outstanding at end of period	1,970	1,970	1,969	1,970	1,970	1,969	1,969	2,211	2,013	1,750

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.66	$14.56	$14.98	$13.85	$11.17	$9.97	$10.16	$9.11	$7.48	$9.06
Value at end of period	$18.33	$16.66	$14.56	$14.98	$13.85	$11.17	$9.97	$10.16	$9.11	$7.48
Number of accumulation units outstanding at end of period	0	2,875	3,844	5,480	4,011	4,395	4,690	6,363	6,284	6,347
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.61	$13.95	$14.48	$13.25	$9.97	$8.77	$9.03	$8.09	$6.57	$8.60
Value at end of period	$18.77	$16.61	$13.95	$14.48	$13.25	$9.97	$8.77	$9.03	$8.09	$6.57
Number of accumulation units outstanding at end of period	0	885	867	881	5,297	4,366	4,688	4,424	4,124	3,800
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$8.38	$7.47	$8.94	$8.93	$9.54	$8.07	$9.95	$8.33	$4.89	$8.04
Value at end of period	$11.89	$8.38	$7.47	$8.94	$8.93	$9.54	$8.07	$9.95	$8.33	$4.89
Number of accumulation units outstanding at end of period	0	3,012	2,720	2,501	3,075	2,518	2,014	1,845	2,540	2,215
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.48	$17.12	$17.78	$15.58	$11.94	$10.02	$9.92	$8.12	$6.51	$9.03
Value at end of period	$21.99	$19.48	$17.12	$17.78	$15.58	$11.94	$10.02	$9.92	$8.12	$6.51
Number of accumulation units outstanding at end of period	0	2,252	2,334	924	558	385	227	118	517	466
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.29	$13.36	$12.93	$12.73	$10.09	$8.35	$9.16	$7.95	$5.74	$8.34
Value at end of period	$18.01	$13.29	$13.36	$12.93	$12.73	$10.09	$8.35	$9.16	$7.95	$5.74
Number of accumulation units outstanding at end of period	0	17,764	21,352	21,249	22,399	20,302	20,741	25,596	27,739	29,434
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.42	$16.24	$17.15	$17.22	$15.45	$13.39	$13.59	$11.50	$11.50	
Value at end of period	$19.63	$18.42	$16.24	$17.15	$17.22	$15.45	$13.39	$13.59	$11.50	
Number of accumulation units outstanding at end of period	0	142	142	16	16	16	16	11	0	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$18.70	$17.44	$16.70	$15.00	$12.37	$10.88	$10.66	$9.42	$7.12	$9.71
Value at end of period	$21.37	$18.70	$17.44	$16.70	$15.00	$12.37	$10.88	$10.66	$9.42	$7.12
Number of accumulation units outstanding at end of period	0	6,168	4,675	4,534	3,096	1,977	1,603	1,721	1,302	444
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.17	$17.04	$16.83	$15.16	$11.30	$9.81	$10.26	$8.04	$5.53	$9.16
Value at end of period	$22.51	$18.17	$17.04	$16.83	$15.16	$11.30	$9.81	$10.26	$8.04	$5.53
Number of accumulation units outstanding at end of period	0	18,036	18,834	18,937	18,143	18,431	18,164	20,112	19,832	18,898
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.10	$12.81	$13.86	$13.00	$10.09	$8.68	$8.82	$7.73	$6.23	$8.67
Value at end of period	$17.42	$15.10	$12.81	$13.86	$13.00	$10.09	$8.68	$8.82	$7.73	$6.23
Number of accumulation units outstanding at end of period	0	1,077	1,018	1,102	5,774	5,213	5,044	5,000	5,052	3,806
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$17.75	$17.62	$16.02	$14.85	$10.74	$9.10	$9.27	$7.99	$5.63	$8.73
Value at end of period	$23.53	$17.75	$17.62	$16.02	$14.85	$10.74	$9.10	$9.27	$7.99	$5.63
Number of accumulation units outstanding at end of period	0	10,961	11,136	9,042	7,687	6,898	6,053	5,206	4,444	4,118
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$8.64	$8.54	$8.69	$8.85	$7.80	$6.62	$7.61	$6.74	$4.93	$7.95
Value at end of period	$10.97	$8.64	$8.54	$8.69	$8.85	$7.80	$6.62	$7.61	$6.74	$4.93
Number of accumulation units outstanding at end of period	0	493	478	36	36	36	560	470	373	717
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.92	$9.81	$10.23	$11.03	$9.24	$7.83	$8.96	$8.30	$6.32	$8.86
Value at end of period	$12.04	$9.92	$9.81	$10.23	$11.03	$9.24	$7.83	$8.96	$8.30	$6.32
Number of accumulation units outstanding at end of period	0	0	1,349	0	0	24	0	0	110	75
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.85	$10.76	$11.73	$12.16	$9.38	$7.76	$8.29	$7.75	$5.90	$8.41
Value at end of period	$13.90	$11.85	$10.76	$11.73	$12.16	$9.38	$7.76	$8.29	$7.75	$5.90
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	546	48

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER INTERNATIONAL										
Value at beginning of period	$10.79	$11.02	$11.09	$11.69	$9.63	$7.98	$9.42	$7.59	$5.11	$7.66
Value at end of period	$14.23	$10.79	$11.02	$11.09	$11.69	$9.63	$7.98	$9.42	$7.59	$5.11
Number of accumulation units outstanding at end of period	0	0	100	100	100	114	114	114	100	132
WANGER SELECT										
Value at beginning of period	$14.64	$13.01	$13.07	$12.77	$9.56	$8.13	$9.95	$7.92	$4.80	$8.52
Value at end of period	$18.40	$14.64	$13.01	$13.07	$12.77	$9.56	$8.13	$9.95	$7.92	$4.80
Number of accumulation units outstanding at end of period	0	1,097	1,173	3,055	2,988	2,942	3,246	1,552	1,129	1,348
WANGER USA										
Value at beginning of period	$17.66	$15.65	$15.86	$15.25	$11.49	$9.64	$10.07	$8.22	$5.83	$9.06
Value at end of period	$20.96	$17.66	$15.65	$15.86	$15.25	$11.49	$9.64	$10.07	$8.22	$5.83
Number of accumulation units outstanding at end of period	0	400	375	351	365	298	235	196	151	88

TABLE 47
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12	$10.17
Value at end of period	$20.39	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12
Number of accumulation units outstanding at end of period	285,741	298,870	306,719	330,406	366,219	396,533	456,739	466,994	506,994	532,615
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$24.41	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.88
Value at end of period	$30.53	$24.41	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99
Number of accumulation units outstanding at end of period	130,762	139,752	147,255	157,397	155,334	158,034	157,239	162,415	173,084	162,147
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$22.47	$19.99	$20.19	$18.31	$14.00	$12.55	$11.82	$10.52	$8.91	$13.43
Value at end of period	$26.78	$22.47	$19.99	$20.19	$18.31	$14.00	$12.55	$11.82	$10.52	$8.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	98	0
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$21.48	$17.45	$19.12							
Value at end of period	$23.77	$21.48	$17.45							
Number of accumulation units outstanding at end of period	9	5	5							
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$36.77	$34.37	$35.42	$32.58	$27.83	$25.39	$24.47	$22.01	$17.70	$25.99
Value at end of period	$40.86	$36.77	$34.37	$35.42	$32.58	$27.83	$25.39	$24.47	$22.01	$17.70
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
COLUMBIA ACORN® FUND (CLASS Z)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$16.92	$13.86								
Value at end of period	$21.02	$16.92								
Number of accumulation units outstanding at end of period	157	81								
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$15.39	$13.52	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19	$8.88
Value at end of period	$17.81	$15.39	$13.52	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19
Number of accumulation units outstanding at end of period	33,266	33,840	31,088	40,036	41,901	48,125	57,930	61,804	68,063	66,220

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$9.01	$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00	$16.96
Value at end of period	$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00	$16.96	$19.07
Number of accumulation units outstanding at end of period	168,795	180,796	154,123	142,364	131,870	113,247	108,369	104,981	100,734	98,292
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$38.58	$22.00	$29.62	$34.44	$33.30	$38.46	$50.09	$55.63	$55.56	$59.53
Value at end of period	$22.00	$29.62	$34.44	$33.30	$38.46	$50.09	$55.63	$55.56	$59.53	$71.97
Number of accumulation units outstanding at end of period	145,938	212,686	191,496	179,268	168,652	154,741	146,119	143,167	134,894	125,305
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.92	$15.88	$20.51	$23.43	$23.47	$27.32	$34.73	$37.45	$35.68	$41.78
Value at end of period	$15.88	$20.51	$23.43	$23.47	$27.32	$34.73	$37.45	$35.68	$41.78	$46.79
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.88	$13.04	$16.59	$20.44	$20.32	$23.12	$31.27	$34.52	$36.71	$36.71
Value at end of period	$13.04	$16.59	$20.44	$20.32	$23.12	$31.27	$34.52	$36.71	$36.71	$49.21
Number of accumulation units outstanding at end of period	95,499	0	17	0	0	0	0	0	0	0
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.90	$13.88	$17.42	$19.55	$16.07	$19.25	$24.90	$22.71	$23.35	$21.99
Value at end of period	$13.88	$17.42	$19.55	$16.07	$19.25	$24.90	$22.71	$23.35	$21.99	$28.42
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.12	$12.04	$15.42	$19.62	$18.73	$22.00	$29.73	$29.66	$27.25	$35.20
Value at end of period	$12.04	$15.42	$19.62	$18.73	$22.00	$29.73	$29.66	$27.25	$35.20	$38.64
Number of accumulation units outstanding at end of period	28,953	31,775	37,403	36,658	35,557	36,744	38,582	40,418	40,185	41,795
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$11.02	$7.64	$9.72	$10.57	$10.48	$11.84	$15.18	$16.28	$15.22	$16.65
Value at end of period	$7.64	$9.72	$10.57	$10.48	$11.84	$15.18	$16.28	$15.22	$16.65	$18.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$10.09	$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02	$21.30
Value at end of period	$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02	$21.30	$23.19
Number of accumulation units outstanding at end of period	99,617	94,683	88,108	83,694	78,918	77,513	79,596	74,362	77,257	68,491
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.22	$9.15	$11.50	$14.31	$13.62	$15.48	$20.01	$22.14	$21.13	$24.40
Value at end of period	$9.15	$11.50	$14.31	$13.62	$15.48	$20.01	$22.14	$21.13	$24.40	$25.86
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.42	$6.92	$8.95	$10.88	$10.46	$11.50	$15.74	$17.22	$16.99	$18.52
Value at end of period	$6.92	$8.95	$10.88	$10.46	$11.50	$15.74	$17.22	$16.99	$18.52	$21.75
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$67.85	$34.98	$63.07	$79.45	$64.55	$77.39	$83.18	$78.55	$66.97	$71.01
Value at end of period	$34.98	$63.07	$79.45	$64.55	$77.39	$83.18	$78.55	$66.97	$71.01	$94.95
Number of accumulation units outstanding at end of period	20,457	29,125	32,658	34,088	32,769	32,184	36,520	39,800	41,448	41,772
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.15	$8.11	$11.04	$13.51	$13.11	$15.34	$21.46	$23.83	$22.25	$26.05
Value at end of period	$8.11	$11.04	$13.51	$13.11	$15.34	$21.46	$23.83	$22.25	$26.05	$29.50
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$13.43	$9.23	$11.11	$12.33	$12.01	$13.26	$15.30	$16.40	$16.18	$16.99
Value at end of period	$9.23	$11.11	$12.33	$12.01	$13.26	$15.30	$16.40	$16.18	$16.99	$19.07
Number of accumulation units outstanding at end of period	8,426	12,946	11,281	11,636	12,417	15,579	11,535	12,461	7,432	7,509

CFI 357

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$12.01	$11.08	$13.01	$13.95	$15.45	$16.67	$15.01	$15.36	$14.82	$15.47
Value at end of period	$11.08	$13.01	$13.95	$15.45	$16.67	$15.01	$15.36	$14.82	$15.47	$15.90
Number of accumulation units outstanding at end of period	10,579	19,772	40,715	50,448	83,071	49,452	48,024	45,941	36,868	34,846
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.20	$7.82	$12.45	$14.58	$14.22	$16.37	$18.20	$18.07	$17.22	$19.51
Value at end of period	$7.82	$12.45	$14.58	$14.22	$16.37	$18.20	$18.07	$17.22	$19.51	$20.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.86	$14.61	$17.23	$19.26	$18.65	$21.43	$21.73	$21.89	$20.79	$21.91
Value at end of period	$14.61	$17.23	$19.26	$18.65	$21.43	$21.73	$21.89	$20.79	$21.91	$22.25
Number of accumulation units outstanding at end of period	24,063	25,641	21,241	18,543	19,340	16,054	13,109	13,425	11,049	10,261
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during November 2013)										
Value at beginning of period						$3.94	$3.68	$3.35	$2.44	$3.53
Value at end of period						$3.68	$3.35	$2.44	$3.53	$3.84
Number of accumulation units outstanding at end of period						30	235	831	1,265	3,482
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$31.06	$22.15	$26.20	$29.67	$29.04	$32.74	$37.90	$39.94	$38.89	$41.59
Value at end of period	$22.15	$26.20	$29.67	$29.04	$32.74	$37.90	$39.94	$38.89	$41.59	$47.34
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.66	$9.77	$11.79	$13.55	$13.94	$14.92	$14.21	$14.16	$13.44	$14.17
Value at end of period	$9.77	$11.79	$13.55	$13.94	$14.92	$14.21	$14.16	$13.44	$14.17	$15.42
Number of accumulation units outstanding at end of period	26,197	27,838	28,477	30,118	26,416	27,586	20,918	15,146	14,780	16,123
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.02	$9.37	$9.86
Value at end of period								$9.37	$9.86	$12.10
Number of accumulation units outstanding at end of period								142,194	127,766	122,774
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.93	$16.22	$16.15	$16.06	$15.93	$15.81	$15.69	$15.56	$15.44	$15.35
Value at end of period	$16.22	$16.15	$16.06	$15.93	$15.81	$15.69	$15.56	$15.44	$15.35	$15.32
Number of accumulation units outstanding at end of period	61,458	32,923	32,861	27,151	21,985	23,429	11,988	17,998	15,923	15,971
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$27.23	$16.85	$21.77	$24.65	$24.39	$28.01	$36.30	$39.87	$38.99	$42.46
Value at end of period	$16.85	$21.77	$24.65	$24.39	$28.01	$36.30	$39.87	$38.99	$42.46	$50.69
Number of accumulation units outstanding at end of period	0	0	0	897	1,860	2,137	1,505	2,144	3,551	4,591
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.60	$8.91	$13.21	$14.97	$15.51	$17.54	$18.38	$18.44	$17.93	$20.38
Value at end of period	$8.91	$13.21	$14.97	$15.51	$17.54	$18.38	$18.44	$17.93	$20.38	$21.48
Number of accumulation units outstanding at end of period	9,180	13,760	11,302	13,610	15,390	17,145	16,765	16,173	17,567	16,160
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.72	$14.77	$18.06	$20.41	$20.23	$22.97	$30.29	$34.21	$34.23	$37.44
Value at end of period	$14.77	$18.06	$20.41	$20.23	$22.97	$30.29	$34.21	$34.23	$37.44	$46.30
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.22	$15.00	$19.61	$23.71	$23.25	$27.15	$36.24	$39.39	$38.38	$44.98
Value at end of period	$15.00	$19.61	$23.71	$23.25	$27.15	$36.24	$39.39	$38.38	$44.98	$50.68
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.96	$11.18	$13.84	$16.87	$16.61	$18.52	$26.22	$27.42	$26.33	$33.26
Value at end of period	$11.18	$13.84	$16.87	$16.61	$18.52	$26.22	$27.42	$26.33	$33.26	$36.26
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

CFI 358

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$29.54	$28.54	$28.60	$27.03	$27.28	$25.14	$23.56	$21.62	$19.54	$21.52
Value at end of period	$30.78	$29.54	$28.54	$28.60	$27.03	$27.28	$25.14	$23.56	$21.62	$19.54
Number of accumulation units outstanding at end of period	30,668	27,970	26,608	22,075	19,622	22,689	22,236	18,908	20,038	21,798
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.14	$9.13	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	$6.92	
Value at end of period	$11.32	$9.14	$9.13	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	
Number of accumulation units outstanding at end of period	16,742	16,208	10,039	9,589	7,308	6,996	12,141	12,765	14,627	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$19.32	$18.73	$17.75	$16.97						
Value at end of period	$24.87	$19.32	$18.73	$17.75						
Number of accumulation units outstanding at end of period	19,078	16,200	15,763	19,091						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.94	$13.23	$13.96	$12.78	$9.84	$8.65	$8.42	$7.11	$6.36	$9.18
Value at end of period	$16.83	$14.94	$13.23	$13.96	$12.78	$9.84	$8.65	$8.42	$7.11	$6.36
Number of accumulation units outstanding at end of period	52,678	56,536	64,861	71,425	40,327	49,984	53,420	51,459	64,104	60,249
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$28.72	$26.98	$27.06	$25.06	$19.14	$16.90	$17.12	$13.24	$9.44	$15.25
Value at end of period	$35.63	$28.72	$26.98	$27.06	$25.06	$19.14	$16.90	$17.12	$13.24	$9.44
Number of accumulation units outstanding at end of period	163,916	34,014	31,977	26,613	29,630	0	0	0	0	0
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.21	$15.95	$16.13	$14.10	$10.88	$9.92	$10.45	$9.07	$7.35	$11.31
Value at end of period	$20.79	$17.21	$15.95	$16.13	$14.10	$10.88	$9.92	$10.45	$9.07	$7.35
Number of accumulation units outstanding at end of period	2,278	2,958	5,257	6,358	4,169	3,887	3,999	4,417	2,530	2,070
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.32	$15.74	$15.54	$13.87	$10.59	$9.24	$9.08	$8.16	$6.64	$6.30
Value at end of period	$21.06	$17.32	$15.74	$15.54	$13.87	$10.59	$9.24	$9.08	$8.16	$6.64
Number of accumulation units outstanding at end of period	165,966	174,615	173,463	179,830	179,244	205,320	213,760	220,242	271,465	275,244
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.69	$16.61	$17.23	$15.41	$11.58	$9.97	$10.24	$8.25	$5.93	$5.89
Value at end of period	$21.87	$18.69	$16.61	$17.23	$15.41	$11.58	$9.97	$10.24	$8.25	$5.93
Number of accumulation units outstanding at end of period	86,330	89,723	93,522	89,796	94,083	107,543	117,352	126,204	147,717	147,022
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.63	$16.34	$17.26	$16.58	$12.04	$10.46	$10.98	$8.75	$6.90	
Value at end of period	$22.25	$19.63	$16.34	$17.26	$16.58	$12.04	$10.46	$10.98	$8.75	
Number of accumulation units outstanding at end of period	14,985	12,511	10,787	7,240	4,435	2,077	1,734	791	16	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$62.79	$50.85	$51.66	$48.88	$35.77	$31.48	$32.55	$26.38	$20.84	$30.47
Value at end of period	$69.33	$62.79	$50.85	$51.66	$48.88	$35.77	$31.48	$32.55	$26.38	$20.84
Number of accumulation units outstanding at end of period	6	3	0	0	0	0	0	0	0	0
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$20.16	$17.92	$18.23	$17.40	$12.61	$11.04	$11.03	$8.40	$6.46	$9.95
Value at end of period	$23.75	$20.16	$17.92	$18.23	$17.40	$12.61	$11.04	$11.03	$8.40	$6.46
Number of accumulation units outstanding at end of period	0	85	74	61	55	0	0	0	0	0
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.96	$15.19	$15.33	$14.63	$12.68	$11.27	$11.72	$10.38	$8.32	$12.68
Value at end of period	$18.25	$15.96	$15.19	$15.33	$14.63	$12.68	$11.27	$11.72	$10.38	$8.32
Number of accumulation units outstanding at end of period	43,719	40,780	40,161	27,726	26,758	23,064	18,626	19,510	23,662	20,100

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.70	$15.85	$16.05	$15.31	$12.82	$11.23	$11.87	$10.45	$8.20	$13.13
Value at end of period	$19.79	$16.70	$15.85	$16.05	$15.31	$12.82	$11.23	$11.87	$10.45	$8.20
Number of accumulation units outstanding at end of period	62,105	67,602	68,207	62,178	59,791	52,844	48,908	55,119	52,485	51,405
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.13	$16.23	$16.52	$15.70	$12.82	$11.19	$11.89	$10.41	$8.08	$13.55
Value at end of period	$20.61	$17.13	$16.23	$16.52	$15.70	$12.82	$11.19	$11.89	$10.41	$8.08
Number of accumulation units outstanding at end of period	42,730	40,403	37,089	31,046	33,230	29,612	24,824	22,040	20,047	14,260
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$16.72	$15.83	$16.10	$15.27	$12.47	$10.88	$11.80			
Value at end of period	$20.18	$16.72	$15.83	$16.10	$15.27	$12.47	$10.88			
Number of accumulation units outstanding at end of period	17,733	9,151	6,448	5,023	2,777	839	82			
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$13.16	$12.48	$12.63	$11.98	$10.44	$10.07				
Value at end of period	$14.98	$13.16	$12.48	$12.63	$11.98	$10.44				
Number of accumulation units outstanding at end of period	1,390	1,174	1,008	581	490	341				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.92	$14.39	$14.49	$13.81	$13.02	$11.95	$12.01	$11.04	$9.50	$11.49
Value at end of period	$16.18	$14.92	$14.39	$14.49	$13.81	$13.02	$11.95	$12.01	$11.04	$9.50
Number of accumulation units outstanding at end of period	2,479	4,166	2,268	59	2,921	59	80	80	640	2,431
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$13.04	$12.41	$12.56	$11.99	$11.04	$9.93	$9.81			
Value at end of period	$14.27	$13.04	$12.41	$12.56	$11.99	$11.04	$9.93			
Number of accumulation units outstanding at end of period	115	23	18	16	67	475	61			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$27.40	$26.13	$26.40	$24.96	$22.44	$20.14	$19.95	$18.10	$15.48	$20.42
Value at end of period	$30.05	$27.40	$26.13	$26.40	$24.96	$22.44	$20.14	$19.95	$18.10	$15.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$29.36	$27.68	$28.24	$26.71	$22.00	$19.28	$20.02	$17.85	$14.37	$22.65
Value at end of period	$34.34	$29.36	$27.68	$28.24	$26.71	$22.00	$19.28	$20.02	$17.85	$14.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$28.02	$26.49	$26.85	$25.37	$21.94	$19.47	$19.73	$17.76	$14.69	$21.30
Value at end of period	$31.83	$28.02	$26.49	$26.85	$25.37	$21.94	$19.47	$19.73	$17.76	$14.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.67	$12.48	$12.55	$11.97	$12.38	$12.02	$11.30	$10.73	$10.17	
Value at end of period	$12.97	$12.67	$12.48	$12.55	$11.97	$12.38	$12.02	$11.30	$10.73	
Number of accumulation units outstanding at end of period	12,431	9,574	10,084	12,690	12,311	11,111	11,375	8,967	6	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.55	$28.88	$29.63	$26.55	$20.38	$17.65	$18.38	$15.18	$11.28	$15.48
Value at end of period	$39.18	$35.55	$28.88	$29.63	$26.55	$20.38	$17.65	$18.38	$15.18	$11.28
Number of accumulation units outstanding at end of period	13,414	13,525	11,946	11,375	11,124	9,399	7,714	10,772	7,693	6,124
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.11	$29.77	$31.60	$30.52	$22.16	$18.67	$18.41	$14.67	$10.94	$18.77
Value at end of period	$39.56	$31.11	$29.77	$31.60	$30.52	$22.16	$18.67	$18.41	$14.67	$10.94
Number of accumulation units outstanding at end of period	13,489	15,768	18,441	19,554	21,619	15,430	19,261	19,636	21,025	20,859

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.81	$13.80	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71	$9.74
Value at end of period	$15.18	$13.81	$13.80	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71
Number of accumulation units outstanding at end of period	7,364	7,255	8,165	7,509	6,569	6,093	4,945	5,759	7,090	5,061
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.02	$17.43	$17.07	$13.25	$13.08	$11.41	$10.51	$8.28	$6.14	$10.07
Value at end of period	$18.81	$18.02	$17.43	$17.07	$13.25	$13.08	$11.41	$10.51	$8.28	$6.14
Number of accumulation units outstanding at end of period	25,258	26,934	31,672	33,530	24,662	28,540	22,631	28,872	21,837	8,929
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.71	$30.41	$29.77	$26.60	$19.90	$17.87	$18.90	$17.00	$13.02	$21.60
Value at end of period	$39.45	$32.71	$30.41	$29.77	$26.60	$19.90	$17.87	$18.90	$17.00	$13.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.26	$15.69	$16.30	$15.75	$11.34	$10.11	$10.37	$8.34	$6.74	$10.31
Value at end of period	$21.19	$19.26	$15.69	$16.30	$15.75	$11.34	$10.11	$10.37	$8.34	$6.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$23.54	$20.15	$21.60	$19.95	$14.90	$12.65	$13.03	$11.41	$8.95	$14.20
Value at end of period	$27.48	$23.54	$20.15	$21.60	$19.95	$14.90	$12.65	$13.03	$11.41	$8.95
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.76	$18.15	$18.68	$17.29	$13.94	$12.46	$12.70	$11.40	$9.37	$12.32
Value at end of period	$22.84	$20.76	$18.15	$18.68	$17.29	$13.94	$12.46	$12.70	$11.40	$9.37
Number of accumulation units outstanding at end of period	100,642	113,213	117,483	127,011	149,506	172,449	187,344	198,460	220,683	234,751
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.94	$18.44	$19.15	$17.53	$13.20	$11.62	$11.97	$10.72	$8.72	$12.97
Value at end of period	$24.79	$21.94	$18.44	$19.15	$17.53	$13.20	$11.62	$11.97	$10.72	$8.72
Number of accumulation units outstanding at end of period	10,322	7,887	4,498	4,776	5,559	4,941	3,553	2,139	7,093	6,335
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.51	$18.30	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03	$24.88
Value at end of period	$29.10	$20.51	$18.30	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03
Number of accumulation units outstanding at end of period	32	32	27	10	0	0	0	0	0	0
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.48	$31.18	$32.41	$28.41	$21.77	$18.29	$18.11	$14.84	$11.91	$17.93
Value at end of period	$40.02	$35.48	$31.18	$32.41	$28.41	$21.77	$18.29	$18.11	$14.84	$11.91
Number of accumulation units outstanding at end of period	8,433	8,788	7,646	9,909	8,503	8,448	8,209	8,776	8,383	7,663
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.76	$23.02	$24.09	$22.41	$16.26	$13.81	$14.11	$11.22	$8.88	$12.78
Value at end of period	$31.83	$27.76	$23.02	$24.09	$22.41	$16.26	$13.81	$14.11	$11.22	$8.88
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.76	$19.88	$19.24	$18.96	$15.03	$12.45	$13.66	$11.87	$8.57	$14.47
Value at end of period	$26.76	$19.76	$19.88	$19.24	$18.96	$15.03	$12.45	$13.66	$11.87	$8.57
Number of accumulation units outstanding at end of period	34	17	57	10	0	0	0	0	0	0
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.69	$18.25	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82	$11.17
Value at end of period	$22.03	$20.69	$18.25	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$24.30	$22.67	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92
Value at end of period	$27.74	$24.30	$22.67	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29
Number of accumulation units outstanding at end of period	84,155	86,815	91,306	92,446	87,958	76,613	67,554	58,522	28,872	32,285

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.41	$17.31	$17.16	$15.49	$11.59	$13.53	$14.16	$11.11	$7.65	$13.56
Value at end of period	$22.73	$18.41	$17.31	$17.16	$15.49	$11.59	$13.53	$14.16	$11.11	$7.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.68	$22.64	$24.52	$23.00	$17.87	$15.37	$15.63	$13.71	$11.06	$17.33
Value at end of period	$30.77	$26.68	$22.64	$24.52	$23.00	$17.87	$15.37	$15.63	$13.71	$11.06
Number of accumulation units outstanding at end of period	95,607	101,585	111,648	112,966	119,428	126,360	140,378	149,917	166,560	158,900
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$49.00	$48.65	$44.26	$41.05	$29.71	$25.19	$25.67	$22.14	$15.61	$27.23
Value at end of period	$64.93	$49.00	$48.65	$44.26	$41.05	$29.71	$25.19	$25.67	$22.14	$15.61
Number of accumulation units outstanding at end of period	25,127	28,115	32,236	31,274	34,284	36,541	32,697	38,544	44,193	44,471
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.03	$15.86	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35
Value at end of period	$20.34	$16.03	$15.86	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19
Number of accumulation units outstanding at end of period	8,717	8,411	8,074	6,794	5,600	4,394	4,444	4,681	7,499	6,716
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.48	$12.25	$13.36	$13.85	$10.69	$8.85	$9.46	$8.85	$6.74	$11.27
Value at end of period	$15.81	$13.48	$12.25	$13.36	$13.85	$10.69	$8.85	$9.46	$8.85	$6.74
Number of accumulation units outstanding at end of period	6,337	3,202	6,615	6,646	7,825	2,600	2,349	2,080	4,786	3,375
WANGER INTERNATIONAL										
Value at beginning of period	$11.93	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51
Value at end of period	$15.73	$11.93	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67
Number of accumulation units outstanding at end of period	33,086	27,880	26,302	20,871	14,393	11,373	15,138	13,547	10,906	2,794
WANGER SELECT										
Value at beginning of period	$24.78	$22.04	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17	$16.16
Value at end of period	$31.14	$24.78	$22.04	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17
Number of accumulation units outstanding at end of period	37,161	37,920	37,309	38,443	39,545	43,198	38,446	33,583	24,391	13,331
WANGER USA										
Value at beginning of period	$25.89	$22.95	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58	$14.33
Value at end of period	$30.71	$25.89	$22.95	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58
Number of accumulation units outstanding at end of period	16,363	15,373	14,144	12,804	14,831	17,837	13,202	10,657	9,968	10,212

TABLE 48

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80% EFFECTIVE MARCH 1, 2007
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$21.62	$21.37	$21.02	$20.22	$15.13	$13.28	$14.12	$12.99	$12.49	
Value at end of period	$27.34	$21.62	$21.37	$21.02	$20.22	$15.13	$13.28	$14.12	$12.99	
Number of accumulation units outstanding at end of period	556	398	47	47	47	46	46	100	13	
ALLIANZGI NFJ LARGE-CAP VALUE FUND (INSTITUTIONAL CLASS)										
Value at beginning of period	$13.98	$12.32	$13.12	$11.85	$9.00	$7.95	$7.87	$7.04	$6.11	$9.85
Value at end of period	$16.83	$13.98	$12.32	$13.12	$11.85	$9.00	$7.95	$7.87	$7.04	$6.11
Number of accumulation units outstanding at end of period	407	407	2,078	2,077	2,077	3,886	3,994	4,827	4,526	5,201

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$22.09	$20.69	$20.94	$18.51	$15.19	$13.77	$14.15	$12.30	$9.90	
Value at end of period	$28.26	$22.09	$20.69	$20.94	$18.51	$15.19	$13.77	$14.15	$12.30	
Number of accumulation units outstanding at end of period	16,504	16,682	18,984	18,271	18,873	48,314	42,818	24,479	4,835	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.47	$19.80	$20.54	$18.98	$14.75	$13.56	$13.41	$12.04	$10.44	
Value at end of period	$25.92	$21.47	$19.80	$20.54	$18.98	$14.75	$13.56	$13.41	$12.04	
Number of accumulation units outstanding at end of period	39,576	42,132	45,013	54,174	62,356	113,744	94,262	71,150	25,157	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.33	$11.87	$12.23	$12.00	$13.32	$12.58	$11.22	$10.73	$10.10	
Value at end of period	$12.61	$12.33	$11.87	$12.23	$12.00	$13.32	$12.58	$11.22	$10.73	
Number of accumulation units outstanding at end of period	6,321	7,033	7,124	10,495	11,640	19,531	13,467	12,900	8,063	
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12	$9.80
Value at end of period	$20.39	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12
Number of accumulation units outstanding at end of period	12,060	11,747	16,910	17,246	19,954	29,388	38,057	41,505	26,512	13,284
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.71	$14.02	$13.77	$13.63	$10.62	$8.77	$10.32	$8.33	$5.46	$9.55
Value at end of period	$18.51	$14.71	$14.02	$13.77	$13.63	$10.62	$8.77	$10.32	$8.33	$5.46
Number of accumulation units outstanding at end of period	4,963	5,008	5,008	519	994	3,484	2,676	4,479	2,806	701
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$12.11	$11.88	$11.95	$11.41	$11.73	$11.17	$10.58	$9.94	$8.72	$9.96
Value at end of period	$12.40	$12.11	$11.88	$11.95	$11.41	$11.73	$11.17	$10.58	$9.94	$8.72
Number of accumulation units outstanding at end of period	4,341	6,138	10,648	8,354	8,671	11,963	9,737	11,281	9,101	5,684
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.76	$22.09	$21.14	$19.50	$14.69	$12.28	$13.02	$11.68	$8.76	$14.48
Value at end of period	$29.72	$23.76	$22.09	$21.14	$19.50	$14.69	$12.28	$13.02	$11.68	$8.76
Number of accumulation units outstanding at end of period	22,392	23,785	30,956	36,072	40,334	68,037	82,585	120,046	83,435	86,311
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$21.76	$19.35	$19.55	$17.73	$13.56	$12.15	$11.45	$10.18	$8.62	$13.01
Value at end of period	$25.93	$21.76	$19.35	$19.55	$17.73	$13.56	$12.15	$11.45	$10.18	$8.62
Number of accumulation units outstanding at end of period	20,225	19,867	22,599	22,367	31,074	36,720	37,436	45,491	49,353	48,155
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$21.48	$17.45	$19.63	$18.03	$12.58	$10.89	$11.75	$9.68		
Value at end of period	$23.77	$21.48	$17.45	$19.63	$18.03	$12.58	$10.89	$11.75		
Number of accumulation units outstanding at end of period	33,697	35,798	38,265	42,252	49,287	44,261	41,973	11,025		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$20.93	$18.26	$19.19	$17.44	$12.15	$10.18	$11.57	$8.50		
Value at end of period	$24.07	$20.93	$18.26	$19.19	$17.44	$12.15	$10.18	$11.57		
Number of accumulation units outstanding at end of period	5,032	5,142	7,141	5,612	7,804	6,120	6,051	383		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.70	$10.82	$11.34	$11.55	$9.30	$7.47	$8.12	$7.73	$5.58	$9.30
Value at end of period	$12.60	$9.70	$10.82	$11.34	$11.55	$9.30	$7.47	$8.12	$7.73	$5.58
Number of accumulation units outstanding at end of period	4,219	4,241	4,277	5,706	8,440	45,667	19,331	15,171	1,864	791

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period		$10.47	$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49	$27.29
Value at end of period		$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49	$27.29	$29.38
Number of accumulation units outstanding at end of period		85	1,500	2,009	328	2,218	1,970	1,928	1,126	1,096
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$12.00	$8.17	$10.16	$11.30	$11.72	$12.85	$15.04	$16.35	$15.86	$16.97
Value at end of period	$8.17	$10.16	$11.30	$11.72	$12.85	$15.04	$16.35	$15.86	$16.97	$18.86
Number of accumulation units outstanding at end of period	7,660	8,230	6,679	9,516	9,912	5,446	5,447	5,449	5,449	5,447
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period				$10.38	$9.48	$10.89	$11.13	$14.38	$14.98	$15.69
Value at end of period				$9.48	$10.89	$11.13	$14.38	$14.98	$15.69	$16.67
Number of accumulation units outstanding at end of period				656	3,581	661	4,454	842	843	1,320
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
Value at beginning of period	$8.91	$6.19	$7.82	$9.02	$8.49	$9.69	$12.57	$13.94	$13.52	$15.39
Value at end of period	$6.19	$7.82	$9.02	$8.49	$9.69	$12.57	$13.94	$13.52	$15.39	$17.81
Number of accumulation units outstanding at end of period	19,702	31,564	30,366	26,151	19,212	1,689	2,577	2,577	1,056	1,088
COLUMBIA MID CAP VALUE FUND (CLASS A)										
Value at beginning of period	$9.61	$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00	$16.96
Value at end of period	$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00	$16.96	$19.07
Number of accumulation units outstanding at end of period	5,054	10,716	12,205	10,759	8,964	9,026	8,969	6,022	5,759	5,267
COLUMBIA MID CAP VALUE FUND (CLASS Z)										
Value at beginning of period	$10.08	$6.11	$8.04	$9.82	$9.35	$10.84	$14.56	$16.23	$15.30	$17.34
Value at end of period	$6.11	$8.04	$9.82	$9.35	$10.84	$14.56	$16.23	$15.30	$17.34	$19.54
Number of accumulation units outstanding at end of period	1,630	152	224	89	107	114	114	114	114	114
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.50	$8.84	$11.90	$13.84	$13.38	$15.46	$20.13	$22.36	$22.33	$23.92
Value at end of period	$8.84	$11.90	$13.84	$13.38	$15.46	$20.13	$22.36	$22.33	$23.92	$28.92
Number of accumulation units outstanding at end of period	422,624	463,388	473,538	451,227	438,638	272,430	217,869	197,699	173,061	160,249
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.41	$7.63	$9.86	$11.26	$11.28	$13.12	$16.68	$17.99	$17.14	$20.07
Value at end of period	$7.63	$9.86	$11.26	$11.28	$13.12	$16.68	$17.99	$17.14	$20.07	$22.48
Number of accumulation units outstanding at end of period	63,469	58,973	57,406	48,864	40,878	22,258	18,100	18,049	14,947	14,707
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.20	$7.97	$10.14	$12.49	$12.41	$14.12	$19.10	$21.09	$22.42	$22.42
Value at end of period	$7.97	$10.14	$12.49	$12.41	$14.12	$19.10	$21.09	$22.42	$22.42	$30.06
Number of accumulation units outstanding at end of period	66,033	60,583	60,841	62,805	63,688	30,734	29,783	23,234	20,798	28,527
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.04	$9.50	$11.93	$13.38	$11.00	$13.17	$17.04	$15.54	$15.98	$15.05
Value at end of period	$9.50	$11.93	$13.38	$11.00	$13.17	$17.04	$15.54	$15.98	$15.05	$19.45
Number of accumulation units outstanding at end of period	6,853	7,671	7,275	7,981	8,299	2,358	2,351	7,102	3,636	669
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$12.76	$8.48	$10.86	$13.82	$13.19	$15.49	$20.94	$20.89	$19.19	$24.79
Value at end of period	$8.48	$10.86	$13.82	$13.19	$15.49	$20.94	$20.89	$19.19	$24.79	$27.21
Number of accumulation units outstanding at end of period	19,672	21,562	21,991	23,224	24,291	5,818	5,638	4,750	9,365	4,628
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period		$10.44	$12.30	$13.73	$12.77	$13.98	$17.92	$18.58	$17.63	$19.59
Value at end of period		$12.30	$13.73	$12.77	$13.98	$17.92	$18.58	$17.63	$19.59	$22.36
Number of accumulation units outstanding at end of period		1,122	1,694	2,186	1,969	276	276	276	276	276

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period					$37.18	$36.05	$50.12	$53.91	$56.16	$56.98
Value at end of period					$36.05	$50.12	$53.91	$56.16	$56.98	$71.98
Number of accumulation units outstanding at end of period					1,984	1,726	1,448	1,145	1,145	1,109
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$13.60	$9.43	$12.00	$13.04	$12.93	$14.61	$18.73	$20.09	$18.78	$20.55
Value at end of period	$9.43	$12.00	$13.04	$12.93	$14.61	$18.73	$20.09	$18.78	$20.55	$23.07
Number of accumulation units outstanding at end of period	5,242	5,756	4,343	3,369	2,936	1,277	1,237	1,091	724	695
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
Value at beginning of period	$10.23	$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02	$21.30
Value at end of period	$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02	$21.30	$23.19
Number of accumulation units outstanding at end of period	97	692	5,874	18,883	33,180	23,476	20,678	19,817	16,784	15,884
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$12.71	$7.65	$9.60	$11.95	$11.38	$12.93	$16.72	$18.50	$17.65	$20.38
Value at end of period	$7.65	$9.60	$11.95	$11.38	$12.93	$16.72	$18.50	$17.65	$20.38	$21.60
Number of accumulation units outstanding at end of period	39,803	42,024	39,374	35,868	27,420	15,889	10,311	8,015	5,343	4,561
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2014)										
Value at beginning of period							$9.82	$10.22	$10.14	$10.29
Value at end of period							$10.22	$10.14	$10.29	$10.53
Number of accumulation units outstanding at end of period							10,719	11,877	10,859	6,783
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.48	$6.96	$9.00	$10.94	$10.52	$11.56	$15.82	$17.31	$17.08	$18.62
Value at end of period	$6.96	$9.00	$10.94	$10.52	$11.56	$15.82	$17.31	$17.08	$18.62	$21.87
Number of accumulation units outstanding at end of period	673	1,046	1,336	1,603	1,896	1,851	141	140	377	245
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$23.12	$11.92	$21.49	$27.07	$21.99	$26.37	$28.34	$26.77	$22.82	$24.20
Value at end of period	$11.92	$21.49	$27.07	$21.99	$26.37	$28.34	$26.77	$22.82	$24.20	$32.35
Number of accumulation units outstanding at end of period	43,297	56,959	63,965	65,629	70,601	35,995	31,696	24,958	19,867	20,446
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.30	$8.20	$11.17	$13.67	$13.26	$15.52	$21.71	$24.11	$22.51	$26.36
Value at end of period	$8.20	$11.17	$13.67	$13.26	$15.52	$21.71	$24.11	$22.51	$26.36	$29.85
Number of accumulation units outstanding at end of period	10,304	12,236	15,836	15,390	14,942	13,798	11,893	7,971	7,819	7,646
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$13.03	$8.96	$10.78	$11.97	$11.66	$12.87	$14.85	$15.91	$15.70	$16.48
Value at end of period	$8.96	$10.78	$11.97	$11.66	$12.87	$14.85	$15.91	$15.70	$16.48	$18.50
Number of accumulation units outstanding at end of period	7,372	8,326	4,595	4,823	2,828	2,054	1,420	1,420	1,420	1,420
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.15	$10.28	$12.07	$12.94	$14.34	$15.47	$13.93	$14.25	$13.75	$14.35
Value at end of period	$10.28	$12.07	$12.94	$14.34	$15.47	$13.93	$14.25	$13.75	$14.35	$14.75
Number of accumulation units outstanding at end of period	16,658	15,493	24,613	30,421	40,729	3,529	3,468	3,290	3,208	2,648
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.94	$7.65	$12.18	$14.26	$13.91	$16.02	$17.80	$17.68	$16.84	$19.09
Value at end of period	$7.65	$12.18	$14.26	$13.91	$16.02	$17.80	$17.68	$16.84	$19.09	$20.31
Number of accumulation units outstanding at end of period	2,206	3,880	4,414	4,853	3,319	1,730	1,103	1,936	1,885	1,840
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.26	$12.92	$15.24	$17.03	$16.50	$18.95	$19.22	$19.37	$18.40	$19.38
Value at end of period	$12.92	$15.24	$17.03	$16.50	$18.95	$19.22	$19.37	$18.40	$19.38	$19.68
Number of accumulation units outstanding at end of period	56,949	64,157	81,641	91,378	106,513	86,769	79,056	73,897	68,114	60,987

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.53	$2.44	$3.35	$3.68	$7.64	$8.76	$9.77			
Value at end of period	$3.84	$3.53	$2.44	$3.35	$3.68	$7.64	$8.76			
Number of accumulation units outstanding at end of period	53,669	69,637	4,130	61,668	71,637	49,272	819			
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.49	$15.42	$15.83	$15.03	$12.98	$11.51	$11.76	$10.39	$8.78	$12.31
Value at end of period	$18.77	$16.49	$15.42	$15.83	$15.03	$12.98	$11.51	$11.76	$10.39	$8.78
Number of accumulation units outstanding at end of period	58,421	61,061	69,467	72,930	83,943	137,873	153,281	190,576	220,709	232,643
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.45	$13.70	$14.43	$14.49	$15.21	$14.21	$13.81	$12.02	$9.96	$11.89
Value at end of period	$15.72	$14.45	$13.70	$14.43	$14.49	$15.21	$14.21	$13.81	$12.02	$9.96
Number of accumulation units outstanding at end of period	10,477	10,987	15,576	17,285	17,361	55,160	67,713	75,128	75,277	73,897
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.86	$9.37	$10.02							
Value at end of period	$12.10	$9.86	$9.37							
Number of accumulation units outstanding at end of period	3,880	5,785	5,919							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.48	$11.39	$11.30	$10.85	$11.15	$10.92	$10.25	$10.25		
Value at end of period	$11.56	$11.48	$11.39	$11.30	$10.85	$11.15	$10.92	$10.25		
Number of accumulation units outstanding at end of period	10,080	12,485	14,942	20,697	22,359	31,063	7,346	20		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.79	$10.86	$10.94	$11.03	$11.12	$11.20	$11.29	$11.35	$11.41	$11.20
Value at end of period	$10.77	$10.79	$10.86	$10.94	$11.03	$11.12	$11.20	$11.29	$11.35	$11.41
Number of accumulation units outstanding at end of period	10,588	10,385	30,365	9,196	8,047	29,163	32,119	29,117	27,390	65,820
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.17	$19.44	$19.88	$18.10	$13.97	$12.16	$12.29	$10.85	$8.40	$13.58
Value at end of period	$25.28	$21.17	$19.44	$19.88	$18.10	$13.97	$12.16	$12.29	$10.85	$8.40
Number of accumulation units outstanding at end of period	113,451	119,642	134,709	149,597	159,727	196,029	202,807	215,934	224,808	234,804
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.63	$18.14	$18.66	$18.60	$17.75	$15.69	$15.15	$13.36	$9.02	$11.73
Value at end of period	$21.73	$20.63	$18.14	$18.66	$18.60	$17.75	$15.69	$15.15	$13.36	$9.02
Number of accumulation units outstanding at end of period	1,473	1,681	973	1,100	1,100	8,605	11,599	7,152	8,221	2,165
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.77	$18.98	$18.97	$16.80	$12.74	$11.22	$11.32	$10.01	$8.19	$13.15
Value at end of period	$25.68	$20.77	$18.98	$18.97	$16.80	$12.74	$11.22	$11.32	$10.01	$8.19
Number of accumulation units outstanding at end of period	38,491	37,424	47,562	55,028	66,720	100,895	105,309	114,037	114,603	122,044
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.68	$21.06	$21.61	$19.88	$14.90	$12.76	$13.01	$10.76	$8.23	$13.29
Value at end of period	$27.81	$24.68	$21.06	$21.61	$19.88	$14.90	$12.76	$13.01	$10.76	$8.23
Number of accumulation units outstanding at end of period	45,968	49,405	56,915	65,101	83,623	109,693	116,037	134,111	141,957	144,516
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.80	$18.85	$19.63	$18.77	$13.26	$11.89	$12.07	$9.91	$8.00	$12.14
Value at end of period	$25.96	$23.80	$18.85	$19.63	$18.77	$13.26	$11.89	$12.07	$9.91	$8.00
Number of accumulation units outstanding at end of period	7,890	10,534	10,797	14,319	21,449	21,416	24,022	26,938	26,217	27,913
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$17.04	$15.92	$16.36	$15.51	$12.59	$10.95	$11.88			
Value at end of period	$20.39	$17.04	$15.92	$16.36	$15.51	$12.59	$10.95			
Number of accumulation units outstanding at end of period	0	0	0	0	0	36	99			

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.19	$10.16	$11.24	$12.25	$13.07	$14.19	$14.06	$14.87	$14.84	$15.36
Value at end of period	$10.16	$11.24	$12.25	$13.07	$14.19	$14.06	$14.87	$14.84	$15.36	$16.01
Number of accumulation units outstanding at end of period	177,823	136,850	132,663	131,940	132,299	62,421	53,793	127,046	131,482	97,111
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$5.05	$5.93	$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13	$9.14
Value at end of period	$5.93	$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13	$9.14	$11.32
Number of accumulation units outstanding at end of period	1	10,539	11,865	12,486	13,897	5,779	6,079	11,794	5,731	7,919
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.32	$10.35	$12.12	$15.75	$17.75	$18.73	$19.32
Value at end of period				$10.35	$12.12	$15.75	$17.75	$18.73	$19.32	$24.87
Number of accumulation units outstanding at end of period				53,568	110,836	55,824	62,987	57,788	49,192	43,226
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.23	$6.40	$7.15	$8.47	$8.70	$9.89	$12.85	$14.03	$13.30	$15.02
Value at end of period	$6.40	$7.15	$8.47	$8.70	$9.89	$12.85	$14.03	$13.30	$15.02	$16.92
Number of accumulation units outstanding at end of period	264,071	284,567	275,985	334,339	330,733	278,804	229,764	203,833	175,653	164,894
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$15.67	$9.70	$13.61	$17.60	$17.37	$19.68	$25.76	$27.82	$27.74	$29.52
Value at end of period	$9.70	$13.61	$17.60	$17.37	$19.68	$25.76	$27.82	$27.74	$29.52	$36.63
Number of accumulation units outstanding at end of period	104	126	8,034	7,756	17,841	12,624	11,484	9,552	8,830	26,310
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.37	$7.39	$9.12	$10.51	$9.98	$10.94	$14.17	$16.21	$16.03	$17.30
Value at end of period	$7.39	$9.12	$10.51	$9.98	$10.94	$14.17	$16.21	$16.03	$17.30	$20.90
Number of accumulation units outstanding at end of period	8,479	9,500	7,757	8,487	8,860	8,433	8,432	8,429	7,912	3,944
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.71	$12.57	$14.07	$14.54	$16.52	$21.63	$24.27	$25.91	$27.39
Value at end of period		$12.57	$14.07	$14.54	$16.52	$21.63	$24.27	$25.91	$27.39	$35.67
Number of accumulation units outstanding at end of period		1,384	1,198	1,437	2,462	1,810	3,016	3,059	3,142	2,071
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.05	$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74	$17.32
Value at end of period	$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74	$17.32	$21.06
Number of accumulation units outstanding at end of period	1,013	3,556	5,049	5,412	11,301	13,473	7,052	7,798	6,772	4,102
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.06	$11.86	$13.08	$13.05	$15.01	$19.57	$21.79	$20.80	$23.79
Value at end of period		$11.86	$13.08	$13.05	$15.01	$19.57	$21.79	$20.80	$23.79	$26.72
Number of accumulation units outstanding at end of period		711	690	1,143	1,448	1,207	1,207	1,207	2,559	2,578
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period		$11.41	$12.86	$16.05	$15.57	$17.84	$23.88	$26.32	$25.90	$27.45
Value at end of period		$12.86	$16.05	$15.57	$17.84	$23.88	$26.32	$25.90	$27.45	$33.86
Number of accumulation units outstanding at end of period		1,101	1,177	1,210	1,633	637	436	671	671	376
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period		$5.57	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61	$18.69
Value at end of period		$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61	$18.69	$21.87
Number of accumulation units outstanding at end of period		1,027	2,747	2,157	3,936	3,183	2,629	2,428	2,299	3,195
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period		$7.04	$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34	$19.63
Value at end of period		$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34	$19.63	$22.25
Number of accumulation units outstanding at end of period		920	5,379	6,294	4,744	1,217	1,240	1,210	1,188	731

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.00	$24.29	$24.68	$23.35	$17.09	$15.04	$15.55	$12.60	$9.96	$14.56
Value at end of period	$33.12	$30.00	$24.29	$24.68	$23.35	$17.09	$15.04	$15.55	$12.60	$9.96
Number of accumulation units outstanding at end of period	28,596	30,798	32,930	37,111	42,878	71,566	70,168	66,642	55,858	47,319
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$29.84	$26.52	$26.98	$25.75	$18.66	$16.33	$16.33	$12.44	$9.57	$14.72
Value at end of period	$35.14	$29.84	$26.52	$26.98	$25.75	$18.66	$16.33	$16.33	$12.44	$9.57
Number of accumulation units outstanding at end of period	246	328	3,413	5,986	6,825	13,460	10,745	10,430	4,297	3,555
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$15.37	$15.51	$14.81	$12.83	$11.40	$11.86	$10.51	$8.42	$12.83
Value at end of period	$18.47	$16.14	$15.37	$15.51	$14.81	$12.83	$11.40	$11.86	$10.51	$8.42
Number of accumulation units outstanding at end of period	30,942	33,223	35,018	44,914	41,919	39,768	38,196	34,102	25,924	26,858
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.90	$16.03	$16.24	$15.49	$12.98	$11.36	$12.01	$10.57	$8.30	$13.28
Value at end of period	$20.02	$16.90	$16.03	$16.24	$15.49	$12.98	$11.36	$12.01	$10.57	$8.30
Number of accumulation units outstanding at end of period	16,671	24,599	24,990	26,241	32,151	39,411	40,732	35,260	27,640	18,920
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.34	$16.42	$16.72	$15.88	$12.97	$11.32	$12.03	$10.53	$8.18	$13.71
Value at end of period	$20.85	$17.34	$16.42	$16.72	$15.88	$12.97	$11.32	$12.03	$10.53	$8.18
Number of accumulation units outstanding at end of period	25,916	20,962	21,346	21,374	23,074	23,462	21,052	17,920	15,746	12,035
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$16.72	$15.83	$16.10	$15.27	$12.47	$10.88	$10.16			
Value at end of period	$20.18	$16.72	$15.83	$16.10	$15.27	$12.47	$10.88			
Number of accumulation units outstanding at end of period	536	536	536	536	536	351	43			
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$13.16	$12.48	$12.63	$11.98	$10.44	$9.25	$9.56	$8.55	$6.93	$9.03
Value at end of period	$14.98	$13.16	$12.48	$12.63	$11.98	$10.44	$9.25	$9.56	$8.55	$6.93
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	495	100
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.09	$14.56	$14.67	$13.98	$13.17	$12.10	$12.15	$11.17	$9.61	$11.63
Value at end of period	$16.37	$15.09	$14.56	$14.67	$13.98	$13.17	$12.10	$12.15	$11.17	$9.61
Number of accumulation units outstanding at end of period	24,737	24,745	24,821	124	124	1,382	1,079	817	465	123
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.04	$12.41	$12.56	$11.99	$11.04	$9.93	$10.08	$9.14	$7.66	$9.26
Value at end of period	$14.27	$13.04	$12.41	$12.56	$11.99	$11.04	$9.93	$10.08	$9.14	$7.66
Number of accumulation units outstanding at end of period	0	0	0	0	0	226	36	0	100	99
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.10	$15.36	$15.51	$14.66	$13.19	$11.83	$11.72	$10.64	$9.10	$12.00
Value at end of period	$17.65	$16.10	$15.36	$15.51	$14.66	$13.19	$11.83	$11.72	$10.64	$9.10
Number of accumulation units outstanding at end of period	2,977	6,010	6,483	3,523	3,524	4,649	4,544	6,830	5,637	7,500
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.84	$15.87	$16.19	$15.31	$12.61	$11.06	$11.48	$10.24	$8.24	$12.99
Value at end of period	$19.69	$16.84	$15.87	$16.19	$15.31	$12.61	$11.06	$11.48	$10.24	$8.24
Number of accumulation units outstanding at end of period	4,934	4,904	4,529	3,624	4,409	19,015	17,552	19,980	20,024	19,418
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.46	$15.56	$15.78	$14.91	$12.89	$11.44	$11.60	$10.43	$8.63	$12.52
Value at end of period	$18.70	$16.46	$15.56	$15.78	$14.91	$12.89	$11.44	$11.60	$10.43	$8.63
Number of accumulation units outstanding at end of period	1,866	1,866	1,866	1,866	3,134	8,892	8,463	7,995	7,506	9,833
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.67	$12.48	$12.55	$11.97	$12.38	$12.02	$11.30	$10.73	$10.22	$10.00
Value at end of period	$12.97	$12.67	$12.48	$12.55	$11.97	$12.38	$12.02	$11.30	$10.73	$10.22
Number of accumulation units outstanding at end of period	145	662	641	721	816	4,307	3,219	2,834	1,489	20

CFI 368

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.93	$23.51	$24.12	$21.61	$16.59	$14.37	$14.96	$12.36	$9.18	$12.60
Value at end of period	$31.89	$28.93	$23.51	$24.12	$21.61	$16.59	$14.37	$14.96	$12.36	$9.18
Number of accumulation units outstanding at end of period	6,305	7,576	7,510	6,817	7,531	13,445	10,530	7,414	4,596	3,772
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.04	$21.09	$22.38	$21.62	$15.70	$13.22	$13.04	$10.39	$7.75	$13.29
Value at end of period	$28.03	$22.04	$21.09	$22.38	$21.62	$15.70	$13.22	$13.04	$10.39	$7.75
Number of accumulation units outstanding at end of period	8,635	8,862	10,202	14,139	14,665	46,456	38,716	36,333	32,265	28,007
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.81	$13.80	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71	$9.74
Value at end of period	$15.18	$13.81	$13.80	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71
Number of accumulation units outstanding at end of period	1,546	2,003	2,026	4,760	4,913	10,857	9,544	9,262	7,535	6,979
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.12	$17.52	$17.16	$13.32	$13.15	$11.47	$10.56	$8.32	$6.17	$10.12
Value at end of period	$18.91	$18.12	$17.52	$17.16	$13.32	$13.15	$11.47	$10.56	$8.32	$6.17
Number of accumulation units outstanding at end of period	5,947	6,028	7,359	10,757	9,642	17,845	21,133	21,143	6,588	6,625
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.76	$18.37	$17.98	$16.07	$12.02	$10.79	$11.41	$10.27	$7.86	$13.04
Value at end of period	$23.83	$19.76	$18.37	$17.98	$16.07	$12.02	$10.79	$11.41	$10.27	$7.86
Number of accumulation units outstanding at end of period	2,752	2,751	2,752	2,352	2,351	2,371	2,459	2,132	2,627	675
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.36	$15.77	$16.38	$15.83	$11.40	$10.06	$10.42	$8.39	$6.78	$10.37
Value at end of period	$21.30	$19.36	$15.77	$16.38	$15.83	$11.40	$10.06	$10.42	$8.39	$6.78
Number of accumulation units outstanding at end of period	763	763	850	850	1,404	3,632	2,332	2,182	1,731	94
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.92	$17.05	$18.27	$16.88	$12.60	$10.71	$11.02	$9.65	$7.57	$12.01
Value at end of period	$23.25	$19.92	$17.05	$18.27	$16.88	$12.60	$10.71	$11.02	$9.65	$7.57
Number of accumulation units outstanding at end of period	14,512	19,193	23,483	23,845	28,481	35,218	36,474	44,284	50,823	46,204
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.30	$18.63	$19.17	$17.74	$14.31	$12.79	$13.03	$11.70	$9.61	$12.64
Value at end of period	$23.44	$21.30	$18.63	$19.17	$17.74	$14.31	$12.79	$13.03	$11.70	$9.61
Number of accumulation units outstanding at end of period	25,388	27,139	31,296	34,244	31,036	40,133	56,500	68,422	70,595	70,262
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$22.20	$18.66	$19.38	$17.74	$13.36	$11.75	$12.11	$10.85	$8.82	$13.12
Value at end of period	$25.08	$22.20	$18.66	$19.38	$17.74	$13.36	$11.75	$12.11	$10.85	$8.82
Number of accumulation units outstanding at end of period	497	497	3,505	3,505	4,528	21,683	18,462	21,188	21,499	20,663
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.75	$18.52	$22.17	$22.14	$23.68	$20.04	$24.72	$20.71	$12.17	$25.18
Value at end of period	$29.44	$20.75	$18.52	$22.17	$22.14	$23.68	$20.04	$24.72	$20.71	$12.17
Number of accumulation units outstanding at end of period	1,601	7,297	1,349	3,737	3,732	4,770	4,237	5,264	13,331	7,416
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.59	$22.49	$23.38	$20.50	$15.71	$13.19	$13.06	$10.71	$8.59	$12.93
Value at end of period	$28.87	$25.59	$22.49	$23.38	$20.50	$15.71	$13.19	$13.06	$10.71	$8.59
Number of accumulation units outstanding at end of period	55,887	61,356	65,859	71,699	78,732	84,847	72,069	66,324	52,840	44,280
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.09	$23.29	$24.37	$22.68	$16.45	$13.97	$14.27	$11.35	$8.99	$12.93
Value at end of period	$32.20	$28.09	$23.29	$24.37	$22.68	$16.45	$13.97	$14.27	$11.35	$8.99
Number of accumulation units outstanding at end of period	4,103	4,098	4,180	6,989	8,251	4,709	5,198	4,691	2,626	1,384
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.44	$20.56	$19.91	$19.61	$15.55	$12.88	$14.13	$12.27	$8.87	$14.97
Value at end of period	$27.68	$20.44	$20.56	$19.91	$19.61	$15.55	$12.88	$14.13	$12.27	$8.87
Number of accumulation units outstanding at end of period	40,227	43,067	48,373	51,103	71,938	121,463	126,644	135,872	139,273	143,517

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.79	$18.34	$19.39	$19.47	$17.47	$15.16	$15.39	$13.03	$7.86	$11.23
Value at end of period	$22.15	$20.79	$18.34	$19.39	$19.47	$17.47	$15.16	$15.39	$13.03	$7.86
Number of accumulation units outstanding at end of period	3,120	3,566	4,954	5,953	6,093	12,024	7,985	10,641	8,559	1,198
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$24.58	$22.93	$21.97	$19.75	$16.29	$14.34	$14.05	$12.42	$9.40	$13.07
Value at end of period	$28.07	$24.58	$22.93	$21.97	$19.75	$16.29	$14.34	$14.05	$12.42	$9.40
Number of accumulation units outstanding at end of period	102,871	129,778	135,092	149,345	193,033	291,027	257,806	218,284	184,173	158,864
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.42	$24.79	$24.50	$22.08	$16.47	$14.29	$14.96	$11.74	$8.08	$14.33
Value at end of period	$32.71	$26.42	$24.79	$24.50	$22.08	$16.47	$14.29	$14.96	$11.74	$8.08
Number of accumulation units outstanding at end of period	20,487	24,953	26,016	30,031	39,463	65,087	68,263	71,330	76,390	76,134
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.05	$17.01	$18.42	$17.28	$13.43	$11.55	$11.74	$10.30	$8.31	$13.02
Value at end of period	$23.11	$20.05	$17.01	$18.42	$17.28	$13.43	$11.55	$11.74	$10.30	$8.31
Number of accumulation units outstanding at end of period	3,604	3,577	3,872	7,502	7,181	36,302	29,804	29,341	24,705	11,927
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.33	$25.15	$22.88	$21.22	$15.36	$13.02	$13.27	$11.45	$8.07	$14.08
Value at end of period	$33.56	$25.33	$25.15	$22.88	$21.22	$15.36	$13.02	$13.27	$11.45	$8.07
Number of accumulation units outstanding at end of period	26,592	27,434	29,791	32,196	35,852	50,728	55,306	54,179	55,952	54,369
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.22	$16.05	$16.33	$16.65	$14.68	$12.46	$14.33	$12.69	$9.30	$18.56
Value at end of period	$20.58	$16.22	$16.05	$16.33	$16.65	$14.68	$12.46	$14.33	$12.69	$9.30
Number of accumulation units outstanding at end of period	5,177	5,178	7,960	5,310	6,971	10,917	9,903	6,983	5,935	4,904
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.85	$9.75	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31	$10.20
Value at end of period	$11.95	$9.85	$9.75	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31
Number of accumulation units outstanding at end of period	5,567	6,454	10,410	7,052	8,817	43,155	18,827	17,514	20,206	25,435
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.55	$12.32	$13.43	$13.92	$10.74	$8.90	$9.51	$8.90	$6.78	$11.33
Value at end of period	$15.89	$13.55	$12.32	$13.43	$13.92	$10.74	$8.90	$9.51	$8.90	$6.78
Number of accumulation units outstanding at end of period	0	0	471	471	471	2,781	1,651	1,878	1,786	1,760
WANGER INTERNATIONAL										
Value at beginning of period	$11.93	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51
Value at end of period	$15.73	$11.93	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67
Number of accumulation units outstanding at end of period	1,211	1,938	2,323	2,844	3,173	45,717	35,324	25,065	15,734	10,463
WANGER SELECT										
Value at beginning of period	$24.07	$21.41	$21.52	$21.04	$15.76	$13.41	$16.42	$13.08	$7.93	$15.70
Value at end of period	$30.25	$24.07	$21.41	$21.52	$21.04	$15.76	$13.41	$16.42	$13.08	$7.93
Number of accumulation units outstanding at end of period	10,678	11,376	15,518	18,541	21,265	51,052	50,053	49,239	42,810	33,603
WANGER USA										
Value at beginning of period	$23.67	$20.99	$21.29	$20.48	$15.43	$12.96	$13.54	$11.06	$7.84	$13.11
Value at end of period	$28.08	$23.67	$20.99	$21.29	$20.48	$15.43	$12.96	$13.54	$11.06	$7.84
Number of accumulation units outstanding at end of period	395	805	1,342	4,598	5,821	20,468	21,826	24,184	20,959	16,919
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$26.03	$20.36	$21.50	$20.19	$14.74	$13.09	$13.49	$11.09	$8.61	$12.72
Value at end of period	$28.68	$26.03	$20.36	$21.50	$20.19	$14.74	$13.09	$13.49	$11.09	$8.61
Number of accumulation units outstanding at end of period	15,386	20,352	18,573	20,816	25,521	27,253	31,713	40,889	39,529	40,774

Condensed Financial Information (continued)

TABLE 49

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE DECEMBER 16, 1996

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$21.23	$19.60	$20.37	$18.85	$16.04					
Value at end of period	$25.59	$21.23	$19.60	$20.37	$18.85					
Number of accumulation units outstanding at end of period	1,870	1,870	1,870	1,870	1,869					
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$16.46	$14.77	$14.43	$13.38	$11.68					
Value at end of period	$20.10	$16.46	$14.77	$14.43	$13.38					
Number of accumulation units outstanding at end of period	671	119	3,324	4,025	2,134					
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
Value at beginning of period	$14.52	$13.86	$13.63	$13.51	$10.55	$8.73	$10.28	$8.31	$5.46	$8.91
Value at end of period	$18.24	$14.52	$13.86	$13.63	$13.51	$10.55	$8.73	$10.28	$8.31	$5.46
Number of accumulation units outstanding at end of period	1,637	1,308	953	2,156	1,118	400	958	893	151	49
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
Value at beginning of period	$11.95	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71	$9.87
Value at end of period	$12.22	$11.95	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71
Number of accumulation units outstanding at end of period	3,076	1,480	1,142	2,371	1,362	3,767	3,226	3,319	3,313	668
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$23.95	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$14.80
Value at end of period	$29.91	$23.95	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93
Number of accumulation units outstanding at end of period	27,898	30,215	33,221	37,028	35,576	32,612	30,541	31,230	29,892	23,952
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$22.05	$19.64	$19.87	$18.05	$13.82	$12.40	$11.70	$10.43	$8.84	$13.36
Value at end of period	$26.24	$22.05	$19.64	$19.87	$18.05	$13.82	$12.40	$11.70	$10.43	$8.84
Number of accumulation units outstanding at end of period	8,519	8,364	8,602	9,279	8,011	9,785	6,138	5,019	7,229	4,706
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
Value at beginning of period	$9.57	$10.70	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	$5.57	$10.25
Value at end of period	$12.42	$9.57	$10.70	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	$5.57
Number of accumulation units outstanding at end of period	59	32	13	0	0	0	0	0	0	128
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$35.81	$33.52	$34.60	$31.87	$27.27	$24.91	$24.05	$21.66	$17.45	$25.65
Value at end of period	$39.73	$35.81	$33.52	$34.60	$31.87	$27.27	$24.91	$24.05	$21.66	$17.45
Number of accumulation units outstanding at end of period	3,123	5,513	3,326	3,490	3,963	3,782	3,677	3,675	3,604	3,789
COLUMBIA ACORN® FUND (CLASS Z)										
Value at beginning of period	$16.70	$15.27	$15.66	$15.68	$12.10	$10.36	$10.96	$8.78	$6.35	$9.31
Value at end of period	$20.72	$16.70	$15.27	$15.66	$15.68	$12.10	$10.36	$10.96	$8.78	$6.35
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	711	655	580
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$15.19	$13.36	$13.80	$12.30						
Value at end of period	$17.56	$15.19	$13.36	$13.80						
Number of accumulation units outstanding at end of period	97	62	25	9						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$16.74	$14.83	$15.79	$14.23	$10.63	$9.21	$10.23			
Value at end of period	$18.79	$16.74	$14.83	$15.79	$14.23	$10.63	$9.21			
Number of accumulation units outstanding at end of period	2	206	237	1,323	311	357	1,586			
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$57.98	$54.19	$54.34	$49.01	$37.68	$32.68	$33.85	$29.15	$21.69	$38.08
Value at end of period	$69.99	$57.98	$54.19	$54.34	$49.01	$37.68	$32.68	$33.85	$29.15	$21.69
Number of accumulation units outstanding at end of period	34,127	35,077	41,410	45,607	43,941	42,567	39,713	37,470	36,581	37,172
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$40.69	$34.80	$36.59	$33.97	$26.76	$23.03	$23.03	$20.19	$15.65	$27.56
Value at end of period	$45.50	$40.69	$34.80	$36.59	$33.97	$26.76	$23.03	$23.03	$20.19	$15.65
Number of accumulation units outstanding at end of period	13,848	17,449	18,761	20,119	20,418	22,158	24,022	29,174	28,646	28,604
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.75	$35.80	$33.72	$30.59	$22.65	$19.94	$20.09	$16.33	$12.85	$24.56
Value at end of period	$47.85	$35.75	$35.80	$33.72	$30.59	$22.65	$19.94	$20.09	$16.33	$12.85
Number of accumulation units outstanding at end of period	43,361	33,341	33,362	34,929	34,128	32,051	31,953	29,304	29,824	33,604
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.41	$22.77	$22.18	$24.36	$18.86	$15.77	$19.22	$17.15	$13.68	$24.58
Value at end of period	$27.64	$21.41	$22.77	$22.18	$24.36	$18.86	$15.77	$19.22	$17.15	$13.68
Number of accumulation units outstanding at end of period	3,771	5,344	5,909	5,779	4,834	8,319	8,066	7,758	8,409	8,730
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$34.39	$26.67	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90	$17.94
Value at end of period	$37.69	$34.39	$26.67	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90
Number of accumulation units outstanding at end of period	2,595	3,166	5,277	6,123	5,558	5,149	5,193	7,106	5,398	4,629
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$56.57	$55.84	$53.69	$49.98	$36.01	$37.17				
Value at end of period	$71.36	$56.57	$55.84	$53.69	$49.98	$36.01				
Number of accumulation units outstanding at end of period	1,392	1,717	3,680	3,009	2,961	2,723				
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.21	$14.85	$15.90	$14.85	$11.60	$10.28	$10.39	$9.57	$7.53	$10.88
Value at end of period	$18.18	$16.21	$14.85	$15.90	$14.85	$11.60	$10.28	$10.39	$9.57	$7.53
Number of accumulation units outstanding at end of period	1,125	3,895	3,775	4,218	4,145	3,600	3,311	6,994	6,434	6,036
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$21.02	$16.82	$17.61	$16.92	$12.60	$11.90				
Value at end of period	$22.86	$21.02	$16.82	$17.61	$16.92	$12.60				
Number of accumulation units outstanding at end of period	1,127	76	45	76	46	19				
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$23.84	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05	$15.07
Value at end of period	$25.23	$23.84	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05
Number of accumulation units outstanding at end of period	3,653	3,586	3,598	3,596	4,148	5,387	6,744	6,669	6,355	5,576
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.10	$10.03								
Value at end of period	$10.25	$10.10								
Number of accumulation units outstanding at end of period	2,507	428								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$18.23	$16.74	$17.00	$15.56	$11.39	$10.38	$10.80	$8.90	$6.89	$10.51
Value at end of period	$21.37	$18.23	$16.74	$17.00	$15.56	$11.39	$10.38	$10.80	$8.90	$6.89
Number of accumulation units outstanding at end of period	473	465	458	450	442	423	376	332	277	208

CFI 372

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$67.10	$34.54	$62.18	$78.22	$63.46	$75.96	$81.53	$76.88	$65.44	$69.29
Value at end of period	$34.54	$62.18	$78.22	$63.46	$75.96	$81.53	$76.88	$65.44	$69.29	$92.50
Number of accumulation units outstanding at end of period	3,810	4,808	4,767	4,579	5,252	4,719	3,468	3,449	3,113	3,629
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.09	$8.06	$10.96	$13.40	$12.98	$15.17	$21.18	$23.49	$21.89	$25.60
Value at end of period	$8.06	$10.96	$13.40	$12.98	$15.17	$21.18	$23.49	$21.89	$25.60	$28.95
Number of accumulation units outstanding at end of period	4,415	4,937	5,107	5,394	5,746	6,580	7,155	7,720	5,893	7,523
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period					$12.86	$13.02	$15.00	$16.05	$15.81	$16.57
Value at end of period					$13.02	$15.00	$16.05	$15.81	$16.57	$18.58
Number of accumulation units outstanding at end of period					329	329	323	324	0	0
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.95	$11.00	$12.90	$13.81	$15.28	$16.46	$14.80	$15.11	$14.56	$15.17
Value at end of period	$11.00	$12.90	$13.81	$15.28	$16.46	$14.80	$15.11	$14.56	$15.17	$15.58
Number of accumulation units outstanding at end of period	6,776	9,721	2,928	5,794	6,543	2,494	1,605	1,711	1,363	784
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.14	$7.76	$12.34	$14.43	$14.06	$16.16	$17.93	$17.78	$16.92	$19.14
Value at end of period	$7.76	$12.34	$14.43	$14.06	$16.16	$17.93	$17.78	$16.92	$19.14	$20.34
Number of accumulation units outstanding at end of period	1,157	1,387	1,556	1,195	1,309	1,878	1,998	2,472	2,605	2,819
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.78	$14.51	$17.08	$19.06	$18.44	$21.15	$21.41	$21.55	$20.43	$21.50
Value at end of period	$14.51	$17.08	$19.06	$18.44	$21.15	$21.41	$21.55	$20.43	$21.50	$21.80
Number of accumulation units outstanding at end of period	5,262	6,107	5,186	7,586	8,501	6,960	6,370	5,465	4,057	4,134
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during April 2017)										
Value at beginning of period										$11.45
Value at end of period										$12.76
Number of accumulation units outstanding at end of period										3
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$30.66	$21.84	$25.79	$29.15	$28.50	$32.08	$37.08	$39.02	$37.93	$40.51
Value at end of period	$21.84	$25.79	$29.15	$28.50	$32.08	$37.08	$39.02	$37.93	$40.51	$46.04
Number of accumulation units outstanding at end of period	11,756	10,886	10,241	7,902	7,752	7,460	5,550	5,590	5,452	4,105
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.61	$9.72	$11.70	$13.43	$13.80	$14.75	$14.02	$13.95	$13.22	$13.92
Value at end of period	$9.72	$11.70	$13.43	$13.80	$14.75	$14.02	$13.95	$13.22	$13.92	$15.12
Number of accumulation units outstanding at end of period	15,739	14,260	14,455	14,824	11,877	7,976	7,557	7,939	7,274	3,294
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.02	$9.36	$9.83
Value at end of period								$9.36	$9.83	$12.05
Number of accumulation units outstanding at end of period								36,619	33,456	27,671
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.72	$15.99	$15.89	$15.78	$15.63	$15.49	$15.35	$15.20	$15.06	$14.95
Value at end of period	$15.99	$15.89	$15.78	$15.63	$15.49	$15.35	$15.20	$15.06	$14.95	$14.90
Number of accumulation units outstanding at end of period	27,162	16,735	9,541	8,054	7,320	5,001	7,040	9,694	7,751	7,687
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$26.88	$16.61	$21.42	$24.22	$23.93	$27.44	$35.52	$38.95	$38.03	$41.35
Value at end of period	$16.61	$21.42	$24.22	$23.93	$27.44	$35.52	$38.95	$38.03	$41.35	$49.30
Number of accumulation units outstanding at end of period	58,482	50,761	51,247	55,857	57,768	68,058	65,539	59,571	54,876	50,798

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55
Value at end of period	$21.07	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86
Number of accumulation units outstanding at end of period	8,297	7,103	7,500	8,803	8,303	8,044	3,214	3,621	3,786	1,485
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.47	$33.38	$33.42	$29.63	$22.51	$19.85	$20.06	$17.77	$14.56	$23.41
Value at end of period	$45.02	$36.47	$33.38	$33.42	$29.63	$22.51	$19.85	$20.06	$17.77	$14.56
Number of accumulation units outstanding at end of period	10,243	11,615	13,925	16,413	17,215	21,911	21,794	23,091	27,298	30,020
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$43.81	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79	$23.91
Value at end of period	$49.28	$43.81	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79
Number of accumulation units outstanding at end of period	10,146	12,423	13,529	13,060	12,461	13,414	11,765	14,614	16,127	14,947
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.39	$25.68	$26.79	$25.65	$18.14	$16.30	$16.58	$13.62	$11.02	$16.74
Value at end of period	$35.26	$32.39	$25.68	$26.79	$25.65	$18.14	$16.30	$16.58	$13.62	$11.02
Number of accumulation units outstanding at end of period	4,069	8,763	7,956	8,789	7,998	12,142	12,384	12,558	14,716	14,752
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$28.77	$27.84	$27.94	$26.44	$26.73	$24.67	$23.15	$21.28	$19.26	$21.24
Value at end of period	$29.94	$28.77	$27.84	$27.94	$26.44	$26.73	$24.67	$23.15	$21.28	$19.26
Number of accumulation units outstanding at end of period	8,056	8,925	10,349	6,865	7,703	13,669	11,791	11,704	10,242	7,843
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.02	$9.03	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51	$6.90	
Value at end of period	$11.16	$9.02	$9.03	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51	
Number of accumulation units outstanding at end of period	15,796	15,267	13,219	9,812	9,053	8,001	7,748	7,745	7,440	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.14	$18.59	$17.64	$15.68	$12.08	$10.33	$10.32			
Value at end of period	$24.60	$19.14	$18.59	$17.64	$15.68	$12.08	$10.33			
Number of accumulation units outstanding at end of period	25,441	29,493	34,740	35,133	11,463	12,730	12,766			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.71	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$9.16
Value at end of period	$16.54	$14.71	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34
Number of accumulation units outstanding at end of period	19,068	31,241	34,165	48,754	37,895	36,443	39,636	2,466	1,774	1,385
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$28.06	$26.41	$26.52	$24.60	$18.82	$16.64	$16.88	$13.07	$9.33	$15.10
Value at end of period	$34.77	$28.06	$26.41	$26.52	$24.60	$18.82	$16.64	$16.88	$13.07	$9.33
Number of accumulation units outstanding at end of period	5,522	6,241	6,540	6,564	5,978	447	302	270	1,055	1,037
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$13.10									
Value at end of period	$13.63									
Number of accumulation units outstanding at end of period	5,575									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.94	$15.72	$15.92	$13.94	$10.77	$9.84	$10.38	$9.02	$7.32	$11.29
Value at end of period	$20.43	$16.94	$15.72	$15.92	$13.94	$10.77	$9.84	$10.38	$9.02	$7.32
Number of accumulation units outstanding at end of period	2	0	224	224	203	179	154	129	968	872
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$27.08	$25.65	$24.07	$21.48	$16.43	$14.49	$14.03	$12.56	$10.70	
Value at end of period	$35.21	$27.08	$25.65	$24.07	$21.48	$16.43	$14.49	$14.03	$12.56	
Number of accumulation units outstanding at end of period	313	395	127	83	441	398	398	398	480	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.10	$15.56	$15.38	$13.75	$10.52	$9.19	$9.04	$8.14	$6.91	
Value at end of period	$20.76	$17.10	$15.56	$15.38	$13.75	$10.52	$9.19	$9.04	$8.14	
Number of accumulation units outstanding at end of period	5,193	10,025	15,502	15,026	13,384	4,913	3,694	6,389	7,033	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.52	$20.59	$21.60	$19.43	$14.92	$13.00	$13.05	$11.85	$10.06	
Value at end of period	$26.37	$23.52	$20.59	$21.60	$19.43	$14.92	$13.00	$13.05	$11.85	
Number of accumulation units outstanding at end of period	99	1,128	63	447	328	328	735	706	403	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$27.13	$25.64	$26.09	$23.71	$17.75	$15.51	$16.01	$14.47		
Value at end of period	$33.42	$27.13	$25.64	$26.09	$23.71	$17.75	$15.51	$16.01		
Number of accumulation units outstanding at end of period	3,501	3,687	3,587	3,503	3,888	1,601	580	482		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.45	$16.42	$17.06	$15.28	$11.50	$9.92	$10.20	$8.23	$4.94	
Value at end of period	$21.56	$18.45	$16.42	$17.06	$15.28	$11.50	$9.92	$10.20	$8.23	
Number of accumulation units outstanding at end of period	6,322	5,706	6,232	5,856	5,723	1,464	584	491	483	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$19.38	$16.15	$17.08	$16.44	$11.96	$11.85				
Value at end of period	$21.93	$19.38	$16.15	$17.08	$16.44	$11.96				
Number of accumulation units outstanding at end of period	4,887	3,525	4,900	4,805	4,220	2,786				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$61.16	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98	$25.96	$20.54	$30.08
Value at end of period	$67.42	$61.16	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98	$25.96	$20.54
Number of accumulation units outstanding at end of period	6,174	6,359	7,065	6,568	6,843	6,650	6,858	8,936	9,470	9,075
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$19.70	$17.54	$17.87	$17.08	$12.40	$10.87	$10.88	$8.30	$6.39	$9.85
Value at end of period	$23.17	$19.70	$17.54	$17.87	$17.08	$12.40	$10.87	$10.88	$8.30	$6.39
Number of accumulation units outstanding at end of period	565	12,996	12,978	5,246	5,239	98	323	403	354	327
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.68	$14.95	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28	$12.63
Value at end of period	$17.91	$15.68	$14.95	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28
Number of accumulation units outstanding at end of period	15,011	11,100	9,410	15,169	6,000	4,576	4,059	5,650	2,691	1,813
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.41	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16	$13.08
Value at end of period	$19.42	$16.41	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16
Number of accumulation units outstanding at end of period	23,360	15,442	10,241	7,421	6,309	4,028	2,655	5,495	2,952	24
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.84	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49
Value at end of period	$20.22	$16.84	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04
Number of accumulation units outstanding at end of period	9,360	8,474	6,954	7,370	5,432	6,011	5,128	4,019	2,577	2,225
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$16.55	$15.70	$15.99	$15.19	$14.26					
Value at end of period	$19.95	$16.55	$15.70	$15.99	$15.19					
Number of accumulation units outstanding at end of period	7,817	4,207	1,303	610	424					
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
Value at beginning of period	$12.99	$12.33	$12.51	$11.88	$10.37	$9.20	$9.53	$8.53	$6.93	$6.68
Value at end of period	$14.77	$12.99	$12.33	$12.51	$11.88	$10.37	$9.20	$9.53	$8.53	$6.93
Number of accumulation units outstanding at end of period	282	187	84	46	46	480	481	480	481	46

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S) (Funds were first received in this option during January 2009)										
Value at beginning of period		$7.70	$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27	$12.87
Value at end of period		$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27	$12.87	$14.06
Number of accumulation units outstanding at end of period		384	385	385	385	0	0	0	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.16	$15.26	$17.82	$19.60	$19.76	$21.99	$24.42	$25.79	$25.49	$26.69
Value at end of period	$15.26	$17.82	$19.60	$19.76	$21.99	$24.42	$25.79	$25.49	$26.69	$29.22
Number of accumulation units outstanding at end of period	1,239	1,403	1,460	8,986	10,219	11,199	2,103	1,773	1,201	1,238
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.36	$14.16	$17.57	$19.68	$18.92	$21.55	$26.13	$27.59	$27.00	$28.60
Value at end of period	$14.16	$17.57	$19.68	$18.92	$21.55	$26.13	$27.59	$27.00	$28.60	$33.39
Number of accumulation units outstanding at end of period	4,895	4,822	4,566	4,417	4,436	4,769	3,694	3,901	2,406	1,981
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.03	$14.48	$17.48	$19.39	$19.10	$21.49	$24.82	$26.23	$25.84	$27.29
Value at end of period	$14.48	$17.48	$19.39	$19.10	$21.49	$24.82	$26.23	$25.84	$27.29	$30.95
Number of accumulation units outstanding at end of period	3,451	3,615	3,769	3,913	3,865	4,363	4,063	2,103	855	1,165
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during August 2011)										
Value at beginning of period				$11.70	$11.95	$12.29	$11.87	$12.43	$12.34	$12.51
Value at end of period				$11.95	$12.29	$11.87	$12.43	$12.34	$12.51	$12.78
Number of accumulation units outstanding at end of period				3,972	1,739	904	904	904	135	230
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.35	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29	$34.77
Value at end of period	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29	$34.77	$38.27
Number of accumulation units outstanding at end of period	914	914	914	1,445	1,518	1,588	1,651	1,240	1,300	1,577
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.61	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16	$30.43
Value at end of period	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16	$30.43	$38.64
Number of accumulation units outstanding at end of period	484	608	707	589	706	5,753	7,176	2,942	2,596	1,723
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65	$13.64
Value at end of period	$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65	$13.64	$14.97
Number of accumulation units outstanding at end of period	2,071	1,413	2,248	2,579	1,776	2,223	2,521	2,114	2,254	877
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.04	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18	$17.74
Value at end of period	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18	$17.74	$18.48
Number of accumulation units outstanding at end of period	3,811	4,787	5,332	3,597	4,101	4,432	4,650	5,700	6,535	4,377
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.40	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78	$31.98
Value at end of period	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78	$31.98	$38.51
Number of accumulation units outstanding at end of period	2,675	4,136	2,682	2,525	2,724	3,302	4,368	2,716	1,112	1,455
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S) (Funds were first received in this option during March 2012)										
Value at beginning of period					$11.17	$11.23	$15.57	$16.09	$15.47	$18.95
Value at end of period					$11.23	$15.57	$16.09	$15.47	$18.95	$20.82
Number of accumulation units outstanding at end of period					82	157	521	311	390	442
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.08	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74	$23.03
Value at end of period	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74	$23.03	$26.84
Number of accumulation units outstanding at end of period	2,347	1,967	1,502	841	758	763	50	55	60	64

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.39	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27
Value at end of period	$22.40	$20.39	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31
Number of accumulation units outstanding at end of period	14,430	16,272	22,856	22,539	19,629	17,960	17,498	17,903	19,506	22,736
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.56	$18.15	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67	$12.92
Value at end of period	$24.32	$21.56	$18.15	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67
Number of accumulation units outstanding at end of period	3,114	579	579	579	579	579	579	579	1,162	579
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.15	$18.01	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96	$24.78
Value at end of period	$28.55	$20.15	$18.01	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96
Number of accumulation units outstanding at end of period	3,838	3,341	2,754	2,585	2,300	2,670	2,831	2,730	4,353	4,535
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.70	$30.55	$31.80	$27.92	$21.43	$18.03	$17.87	$14.67	$11.79	$17.77
Value at end of period	$39.09	$34.70	$30.55	$31.80	$27.92	$21.43	$18.03	$17.87	$14.67	$11.79
Number of accumulation units outstanding at end of period	2,296	3,276	3,379	3,403	3,266	2,200	1,899	2,110	2,035	1,819
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$27.28	$22.65	$23.74	$22.12	$16.07	$13.67	$13.99	$13.84		
Value at end of period	$31.23	$27.28	$22.65	$23.74	$22.12	$16.07	$13.67	$13.99		
Number of accumulation units outstanding at end of period	749	625	474	354	712	689	376	304		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.41	$19.56	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41
Value at end of period	$26.25	$19.41	$19.56	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52
Number of accumulation units outstanding at end of period	58,527	62,324	66,614	78,055	78,801	83,997	80,988	83,348	87,308	90,310
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.36	$17.98	$19.03	$19.15	$17.21	$14.95	$15.20	$12.89	$7.79	$11.14
Value at end of period	$21.65	$20.36	$17.98	$19.03	$19.15	$17.21	$14.95	$15.20	$12.89	$7.79
Number of accumulation units outstanding at end of period	1,200	2,094	1,566	4,199	3,645	2,536	279	1,786	1,846	402
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$23.87	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86
Value at end of period	$27.22	$23.87	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24
Number of accumulation units outstanding at end of period	14,638	21,127	17,409	15,070	12,906	17,346	21,765	19,646	13,609	10,316
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.56	$23.09	$22.85	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60	$13.50
Value at end of period	$30.37	$24.56	$23.09	$22.85	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60
Number of accumulation units outstanding at end of period	45,793	48,572	60,430	66,159	64,957	69,431	67,780	86,676	83,457	94,485
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.14	$22.22	$24.09	$22.64	$17.61	$15.17	$15.45	$13.57	$10.96	$17.21
Value at end of period	$30.10	$26.14	$22.22	$24.09	$22.64	$17.61	$15.17	$15.45	$13.57	$10.96
Number of accumulation units outstanding at end of period	8,335	7,846	7,993	8,434	7,565	7,161	6,825	6,158	6,014	4,538
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$47.72	$47.46	$43.24	$40.16	$29.11	$24.72	$25.22	$21.79	$15.39	$26.88
Value at end of period	$63.14	$47.72	$47.46	$43.24	$40.16	$29.11	$24.72	$25.22	$21.79	$15.39
Number of accumulation units outstanding at end of period	7,196	9,206	11,642	9,926	8,475	5,685	5,066	5,065	6,143	5,829
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$15.61	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27
Value at end of period	$19.96	$15.76	$15.61	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14
Number of accumulation units outstanding at end of period	557	448	445	2,062	1,219	1,115	999	1,240	1,380	1,160
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.72	$9.63	$10.06	$10.87	$9.13	$7.75	$8.89	$8.24	$6.30	$10.20
Value at end of period	$11.78	$9.72	$9.63	$10.06	$10.87	$9.13	$7.75	$8.89	$8.24	$6.30
Number of accumulation units outstanding at end of period	14,671	18,721	20,212	23,873	25,317	29,771	30,678	33,040	39,891	55,721

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.26	$12.07	$13.19	$13.69	$10.58	$8.77	$9.39	$8.80	$6.72	$11.24
Value at end of period	$15.53	$13.26	$12.07	$13.19	$13.69	$10.58	$8.77	$9.39	$8.80	$6.72
Number of accumulation units outstanding at end of period	13	13	810	13	13	13	78	13	38	13
WANGER INTERNATIONAL										
Value at beginning of period	$11.76	$12.04	$12.14	$12.82	$10.58	$8.78	$10.39	$8.39	$5.66	$10.50
Value at end of period	$15.48	$11.76	$12.04	$12.14	$12.82	$10.58	$8.78	$10.39	$8.39	$5.66
Number of accumulation units outstanding at end of period	1,914	1,897	2,313	863	1,686	865	2,283	2,647	2,218	772
WANGER SELECT										
Value at beginning of period	$24.32	$21.66	$21.81	$21.35	$16.01	$13.65	$16.74	$13.35	$8.11	$16.07
Value at end of period	$30.51	$24.32	$21.66	$21.81	$21.35	$16.01	$13.65	$16.74	$13.35	$8.11
Number of accumulation units outstanding at end of period	836	795	741	703	1,889	1,444	1,094	2,766	2,127	2,711
WANGER USA										
Value at beginning of period	$25.40	$22.55	$22.91	$22.07	$16.66	$14.01	$14.66	$12.00	$8.52	$14.25
Value at end of period	$30.09	$25.40	$22.55	$22.91	$22.07	$16.66	$14.01	$14.66	$12.00	$8.52
Number of accumulation units outstanding at end of period	536	576	568	597	574	549	540	496	434	387
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$12.73									
Value at end of period	$13.80									
Number of accumulation units outstanding at end of period	548									

TABLE 50
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE MARCH 20, 2008
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$12.19	$11.75	$12.12	$11.92	$12.66					
Value at end of period	$12.45	$12.19	$11.75	$12.12	$11.92					
Number of accumulation units outstanding at end of period	0	0	0	16	11					
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$16.46	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	$6.10	
Value at end of period	$20.10	$16.46	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	
Number of accumulation units outstanding at end of period	1,165	1,150	1,139	734	714	330	320	309	466	
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$14.52	$13.86	$13.63	$12.77						
Value at end of period	$18.24	$14.52	$13.86	$13.63						
Number of accumulation units outstanding at end of period	0	234	153	30						
AMERICAN FUNDS® - THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$11.95	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$10.22		
Value at end of period	$12.22	$11.95	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53		
Number of accumulation units outstanding at end of period	275	236	182	159	159	157	41	17		

Condensed Financial Information (continued)

AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$13.48	$8.93	$11.90	$13.24	$12.47	$14.89	$19.74	$21.37	$22.30	$23.95
Value at end of period	$8.93	$11.90	$13.24	$12.47	$14.89	$19.74	$21.37	$22.30	$23.95	$29.91
Number of accumulation units outstanding at end of period	1,049	1,140	1,219	1,286	1,286	1,392	1,399	1,418	1,439	1,447

AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$11.93	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64	$22.05
Value at end of period	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64	$22.05	$26.24
Number of accumulation units outstanding at end of period	104	251	379	517	644	734	835	1,077	1,318	1,210

ARIEL FUND (INVESTOR CLASS)
(Funds were first received in this option during May 2013)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period						$13.50	$17.34	$19.06	$18.11	$20.73
Value at end of period						$17.34	$19.06	$18.11	$20.73	$23.79
Number of accumulation units outstanding at end of period						4	28	114	175	193

ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)
(Funds were first received in this option during October 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$7.56	$7.71	$8.09	$7.43	$9.23	$11.45	$11.23	$10.70	$9.57
Value at end of period		$7.71	$8.09	$7.43	$9.23	$11.45	$11.23	$10.70	$9.57	$12.42
Number of accumulation units outstanding at end of period		718	1,035	1,072	1,107	1,136	1,167	1,189	1,190	1,190

COHEN & STEERS REALTY SHARES, INC.
(Funds were first received in this option during May 2013)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period						$11.67	$11.09	$14.30	$14.87	$15.56
Value at end of period						$11.09	$14.30	$14.87	$15.56	$16.50
Number of accumulation units outstanding at end of period						11	46	151	224	0

COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)
(Funds were first received in this option during October 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$7.49	$7.80	$8.98	$8.45	$9.62	$12.47	$13.80	$13.36	$15.19
Value at end of period		$7.80	$8.98	$8.45	$9.62	$12.47	$13.80	$13.36	$15.19	$17.56
Number of accumulation units outstanding at end of period		965	707	730	754	801	819	832	832	831

COLUMBIA MID CAP VALUE FUND (CLASS A)
(Funds were first received in this option during April 2010)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period			$9.27	$9.72	$9.21	$10.63	$14.23	$15.79	$14.83	$16.74
Value at end of period			$9.72	$9.21	$10.63	$14.23	$15.79	$14.83	$16.74	$18.79
Number of accumulation units outstanding at end of period			5,581	5,584	5,043	5,044	0	0	0	0

FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$33.46	$21.72	$29.20	$33.90	$32.73	$37.75	$49.09	$54.43	$54.28	$58.07
Value at end of period	$21.72	$29.20	$33.90	$32.73	$37.75	$49.09	$54.43	$54.28	$58.07	$70.11
Number of accumulation units outstanding at end of period	1,958	7,293	5,093	5,440	5,905	5,900	5,688	5,881	6,049	6,100

FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)
(Funds were first received in this option during October 2009)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period		$19.61	$20.22	$23.07	$23.07	$26.81	$34.03	$36.65	$34.86	$40.75
Value at end of period		$20.22	$23.07	$23.07	$26.81	$34.03	$36.65	$34.86	$40.75	$45.58
Number of accumulation units outstanding at end of period		2,249	2,294	2,295	2,073	2,073	0	0	0	0

FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)
(Funds were first received in this option during April 2010)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period			$18.23	$20.12	$19.97	$22.69	$30.64	$33.78	$35.86	$35.81
Value at end of period			$20.12	$19.97	$22.69	$30.64	$33.78	$35.86	$35.81	$47.93
Number of accumulation units outstanding at end of period			3,550	3,579	3,283	3,323	172	267	354	317

FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Value at beginning of period	$17.00	$11.90	$15.23	$19.34	$18.44	$21.62	$29.18	$29.07	$26.67	$34.39
Value at end of period	$11.90	$15.23	$19.34	$18.44	$21.62	$29.18	$29.07	$26.67	$34.39	$37.69
Number of accumulation units outstanding at end of period	17	0	0	0	0	0	14	76	115	0

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$11.80									
Value at end of period	$13.81									
Number of accumulation units outstanding at end of period	360									
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$21.02	$16.82	$17.61	$16.92	$14.45					
Value at end of period	$22.86	$21.02	$16.82	$17.61	$16.92					
Number of accumulation units outstanding at end of period	0	0	0	12	8					
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$23.84	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05	$12.96
Value at end of period	$25.23	$23.84	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05
Number of accumulation units outstanding at end of period	360	360	360	360	360	360	360	360	1,031	1,147
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$19.48									
Value at end of period	$21.37									
Number of accumulation units outstanding at end of period	218									
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$69.29	$65.44	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54	$58.33
Value at end of period	$92.50	$69.29	$65.44	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54
Number of accumulation units outstanding at end of period	68	104	75	608	1,263	1,272	1,344	1,343	1,292	40
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.60	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$11.80
Value at end of period	$28.95	$25.60	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06
Number of accumulation units outstanding at end of period	23	167	117	41	23	23	23	23	23	23
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$15.17	$14.56	$15.11	$14.80	$16.46	$16.43				
Value at end of period	$15.58	$15.17	$14.56	$15.11	$14.80	$16.46				
Number of accumulation units outstanding at end of period	198	160	121	82	44	7				
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$10.04									
Value at end of period	$10.17									
Number of accumulation units outstanding at end of period	423									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.50	$20.43	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51	$14.68
Value at end of period	$21.80	$21.50	$20.43	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51
Number of accumulation units outstanding at end of period	1,677	1,095	2,461	2,416	2,411	2,705	2,831	2,827	2,399	828
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$40.58	$37.99	$39.08	$37.14	$32.13	$28.54	$29.20	$25.83	$21.87	$28.70
Value at end of period	$46.11	$40.58	$37.99	$39.08	$37.14	$32.13	$28.54	$29.20	$25.83	$21.87
Number of accumulation units outstanding at end of period	419	364	314	130	97	66	33	12	9	9
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.67	$9.63	$9.87							
Value at end of period	$12.61	$10.67	$9.63							
Number of accumulation units outstanding at end of period	388	265	81							

CFI 380

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.92	$13.22	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.75
Value at end of period	$15.12	$13.92	$13.22	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72
Number of accumulation units outstanding at end of period	3,706	3,617	3,244	3,218	2,909	3,144	3,410	4,288	4,121	3,332
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.83	$9.36	$10.02							
Value at end of period	$12.05	$9.83	$9.36							
Number of accumulation units outstanding at end of period	5,140	5,052	4,527							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$11.37	$11.29	$11.22	$10.79	$11.10	$10.92				
Value at end of period	$11.43	$11.37	$11.29	$11.22	$10.79	$11.10				
Number of accumulation units outstanding at end of period	231	189	139	85	166	139				
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.97	$15.09	$15.23	$15.37	$15.52	$15.66	$15.81	$15.92	$16.02	$15.86
Value at end of period	$14.92	$14.97	$15.09	$15.23	$15.37	$15.52	$15.66	$15.81	$15.92	$16.02
Number of accumulation units outstanding at end of period	576	510	443	351	281	211	129	713	2,323	20,037
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$41.42	$38.09	$39.01	$35.57	$27.49	$23.97	$24.26	$21.46	$16.63	$23.95
Value at end of period	$49.38	$41.42	$38.09	$39.01	$35.57	$27.49	$23.97	$24.26	$21.46	$16.63
Number of accumulation units outstanding at end of period	559	545	529	509	487	1,670	1,650	1,456	1,456	1,456
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.18
Value at end of period	$21.07	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86
Number of accumulation units outstanding at end of period	1,882	1,766	1,664	1,579	1,509	1,450	1,513	1,474	1,043	102
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$43.81	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79	$21.22
Value at end of period	$49.28	$43.81	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,230	590	425
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$32.39	$25.68	$27.07							
Value at end of period	$35.26	$32.39	$25.68							
Number of accumulation units outstanding at end of period	107	75	23							
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$18.11									
Value at end of period	$20.16									
Number of accumulation units outstanding at end of period	234									
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$28.82	$27.89	$27.99	$26.49	$26.77	$26.80				
Value at end of period	$29.99	$28.82	$27.89	$27.99	$26.49	$26.77				
Number of accumulation units outstanding at end of period	1,367	1,336	1,313	105	100	6				
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.14									
Value at end of period	$11.16									
Number of accumulation units outstanding at end of period	4									

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$19.14	$18.59	$17.64	$15.68	$12.08	$11.63				
Value at end of period	$24.60	$19.14	$18.59	$17.64	$15.68	$12.08				
Number of accumulation units outstanding at end of period	993	938	842	655	686	281				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.71	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$8.63
Value at end of period	$16.54	$14.71	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34
Number of accumulation units outstanding at end of period	2,763	2,762	2,762	2,764	871	713	713	0	187	187
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$28.06	$26.41	$26.52	$24.60	$18.82	$16.64	$16.88	$13.60		
Value at end of period	$34.77	$28.06	$26.41	$26.52	$24.60	$18.82	$16.64	$16.88		
Number of accumulation units outstanding at end of period	1,925	1,886	817	720	732	509	365	354		
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$18.40									
Value at end of period	$20.76									
Number of accumulation units outstanding at end of period	3									
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$29.48									
Value at end of period	$33.42									
Number of accumulation units outstanding at end of period	1									
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$19.74									
Value at end of period	$21.93									
Number of accumulation units outstanding at end of period	1									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$61.16	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98	$27.09		
Value at end of period	$67.42	$61.16	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98		
Number of accumulation units outstanding at end of period	14	14	14	14	14	13	4	2		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$19.70	$17.54	$17.87	$17.08	$13.48					
Value at end of period	$23.17	$19.70	$17.54	$17.87	$17.08					
Number of accumulation units outstanding at end of period	2,268	2,261	2,255	91	87					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.41	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16	$11.85
Value at end of period	$19.42	$16.41	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16
Number of accumulation units outstanding at end of period	4,296	4,152	3,984	3,823	3,656	3,369	3,155	2,535	1,788	1,187
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.84	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$12.04
Value at end of period	$20.22	$16.84	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04
Number of accumulation units outstanding at end of period	368	368	368	368	368	348	294	238	174	98
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$16.55	$15.70	$15.99	$15.19	$14.67					
Value at end of period	$19.95	$16.55	$15.70	$15.99	$15.19					
Number of accumulation units outstanding at end of period	891	1,096	1,025	902	857					

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$14.66	$14.16	$14.29	$13.60						
Value at end of period	$15.87	$14.66	$14.16	$14.29						
Number of accumulation units outstanding at end of period	26,687	26,679	26,692	26,067						
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.65	$27.05	$27.63	$26.18	$21.59	$18.95	$19.71	$17.60	$14.19	$20.34
Value at end of period	$33.45	$28.65	$27.05	$27.63	$26.18	$21.59	$18.95	$19.71	$17.60	$14.19
Number of accumulation units outstanding at end of period	331	331	331	331	331	331	331	331	619	619
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$27.34	$25.88	$26.28	$24.86	$21.53	$19.13	$19.43	$17.51	$14.50	$19.49
Value at end of period	$31.00	$27.34	$25.88	$26.28	$24.86	$21.53	$19.13	$19.43	$17.51	$14.50
Number of accumulation units outstanding at end of period	659	388	289	289	289	289	289	289	631	631
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.77	$28.29	$29.07	$26.09	$20.05	$17.40	$18.14	$15.01	$11.17	$10.65
Value at end of period	$38.27	$34.77	$28.29	$29.07	$26.09	$20.05	$17.40	$18.14	$15.01	$11.17
Number of accumulation units outstanding at end of period	477	473	469	465	460	717	710	702	473	330
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.43	$29.16	$31.00	$29.99	$21.81	$18.40	$18.17	$14.50	$10.83	$15.99
Value at end of period	$38.64	$30.43	$29.16	$31.00	$29.99	$21.81	$18.40	$18.17	$14.50	$10.83
Number of accumulation units outstanding at end of period	1,324	1,322	1,258	1,177	1,152	1,096	997	1,115	1,011	1,180
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$13.64	$13.65	$13.98	$12.37	$12.01	$11.54				
Value at end of period	$14.97	$13.64	$13.65	$13.98	$12.37	$12.01				
Number of accumulation units outstanding at end of period	75	62	64	45	25	4				
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.98	$29.78	$29.19	$26.12	$19.57	$17.60	$18.64	$16.80	$12.88	$19.45
Value at end of period	$38.51	$31.98	$29.78	$29.19	$26.12	$19.57	$17.60	$18.64	$16.80	$12.88
Number of accumulation units outstanding at end of period	863	863	863	864	864	864	863	816	760	1,343
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.39	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$11.57
Value at end of period	$22.40	$20.39	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	26
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.56	$18.15	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67	$11.73
Value at end of period	$24.32	$21.56	$18.15	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	66	66	106
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.15	$18.01	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96	$20.80
Value at end of period	$28.55	$20.15	$18.01	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96
Number of accumulation units outstanding at end of period	1,143	865	765	688	2,501	2,766	2,918	2,891	2,992	512
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.70	$30.55	$31.80	$27.92	$21.43	$18.03	$17.87	$14.67	$11.79	$16.24
Value at end of period	$39.09	$34.70	$30.55	$31.80	$27.92	$21.43	$18.03	$17.87	$14.67	$11.79
Number of accumulation units outstanding at end of period	829	820	809	791	772	984	955	1,142	1,032	1,212
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.41	$19.56	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52	$12.60
Value at end of period	$26.25	$19.41	$19.56	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52
Number of accumulation units outstanding at end of period	150	135	108	54	222	207	507	507	507	611

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$20.36	$17.98	$19.03	$19.15	$18.49					
Value at end of period	$21.65	$20.36	$17.98	$19.03	$19.15					
Number of accumulation units outstanding at end of period	202	0	0	5	3					
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$23.87	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.34
Value at end of period	$27.22	$23.87	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24
Number of accumulation units outstanding at end of period	603	597	590	583	575	887	876	864	644	455
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.56	$23.09	$22.85	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60	$11.83
Value at end of period	$30.37	$24.56	$23.09	$22.85	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60
Number of accumulation units outstanding at end of period	188	149	88	61	236	235	17	8	0	25
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.14	$22.22	$24.09	$22.64	$17.61	$15.17	$15.45	$13.57	$10.96	$15.93
Value at end of period	$30.10	$26.14	$22.22	$24.09	$22.64	$17.61	$15.17	$15.45	$13.57	$10.96
Number of accumulation units outstanding at end of period	1,574	1,527	1,386	1,210	1,083	979	698	1,371	1,210	954
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$47.80	$47.54	$43.31	$40.23	$29.16	$24.76	$25.27	$21.83	$15.41	$23.31
Value at end of period	$63.25	$47.80	$47.54	$43.31	$40.23	$29.16	$24.76	$25.27	$21.83	$15.41
Number of accumulation units outstanding at end of period	285	337	274	216	205	205	205	205	205	205
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.76	$15.61	$15.91	$16.24	$14.34	$13.33				
Value at end of period	$19.96	$15.76	$15.61	$15.91	$16.24	$14.34				
Number of accumulation units outstanding at end of period	146	120	83	58	125	104				
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$9.72	$9.63	$10.06	$10.87	$9.13	$8.48				
Value at end of period	$11.78	$9.72	$9.63	$10.06	$10.87	$9.13				
Number of accumulation units outstanding at end of period	277	197	72	41	34	13				
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$13.26	$12.07	$13.19	$13.69	$11.87					
Value at end of period	$15.53	$13.26	$12.07	$13.19	$13.69					
Number of accumulation units outstanding at end of period	0	83	83	83	83					

TABLE 51

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$21.42									
Value at end of period	$26.29									
Number of accumulation units outstanding at end of period	15									

CFI 384

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$14.29	$13.61	$14.95	$18.13	$20.42	$20.08	$21.34
Value at end of period				$13.61	$14.95	$18.13	$20.42	$20.08	$21.34	$27.18
Number of accumulation units outstanding at end of period				2,072	2,901	1,119	1,095	1,086	1,097	753
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period			$12.30	$13.31	$13.40	$14.51	$18.58	$20.03	$19.21	$20.75
Value at end of period			$13.31	$13.40	$14.51	$18.58	$20.03	$19.21	$20.75	$24.93
Number of accumulation units outstanding at end of period			181	1,729	3,355	6,112	7,386	7,493	6,668	6,610
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period			$10.80	$11.14	$12.43	$13.10	$11.76	$11.92	$11.52	$11.91
Value at end of period			$11.14	$12.43	$13.10	$11.76	$11.92	$11.52	$11.91	$12.13
Number of accumulation units outstanding at end of period			2,104	9,300	51,642	36,760	27,398	24,680	20,841	16,702
AMERICAN FUNDS® – CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during June 2016)										
Value at beginning of period									$9.96	$9.81
Value at end of period									$9.81	$11.06
Number of accumulation units outstanding at end of period									61	1,014
AMERICAN FUNDS® – FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
Value at beginning of period	$8.59	$6.10	$8.03	$9.04	$8.76	$10.13	$13.15	$14.14	$14.44	$16.04
Value at end of period	$6.10	$8.03	$9.04	$8.76	$10.13	$13.15	$14.14	$14.44	$16.04	$19.53
Number of accumulation units outstanding at end of period	158	2,072	2,629	2,893	3,854	5,256	4,902	5,364	5,294	9,108
AMERICAN FUNDS® – SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period		$5.56	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54	$14.15
Value at end of period		$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54	$14.15	$17.72
Number of accumulation units outstanding at end of period		70	144	192	192	8	117	466	640	797
AMERICAN FUNDS® – THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period		$8.73	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48	$11.65
Value at end of period		$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48	$11.65	$11.87
Number of accumulation units outstanding at end of period		156	346	3,939	3,976	3,635	142	563	142	142
AMERICAN FUNDS® – THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$15.03	$9.05	$12.02	$13.33	$12.52	$14.91	$19.70	$21.26	$22.12	$23.69
Value at end of period	$9.05	$12.02	$13.33	$12.52	$14.91	$19.70	$21.26	$22.12	$23.69	$29.49
Number of accumulation units outstanding at end of period	10,182	12,135	14,598	15,884	12,714	13,941	12,107	13,003	12,676	12,686
AMERICAN FUNDS® – WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.50	$8.91	$10.47	$11.72	$12.38	$13.76	$17.91	$19.66	$19.37	$21.69
Value at end of period	$8.91	$10.47	$11.72	$12.38	$13.76	$17.91	$19.66	$19.37	$21.69	$25.73
Number of accumulation units outstanding at end of period	7,367	7,601	9,038	10,349	10,266	12,872	13,152	12,549	18,184	20,302
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during February 2011)										
Value at beginning of period				$12.42	$10.81	$12.43	$17.74	$19.22	$17.02	$20.85
Value at end of period				$10.81	$12.43	$17.74	$19.22	$17.02	$20.85	$22.96
Number of accumulation units outstanding at end of period				1,156	1,328	2,862	5,300	5,126	4,248	4,298
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2011)										
Value at beginning of period				$12.13	$10.10	$12.01	$17.15	$18.80	$17.80	$20.32
Value at end of period				$10.10	$12.01	$17.15	$18.80	$17.80	$20.32	$23.25
Number of accumulation units outstanding at end of period				473	454	476	653	1,149	719	953

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.33	$10.45	$11.01	$11.26	$9.11	$7.35	$8.03	$7.68	$6.93	
Value at end of period	$12.07	$9.33	$10.45	$11.01	$11.26	$9.11	$7.35	$8.03	$7.68	
Number of accumulation units outstanding at end of period	1,173	1,172	1,292	1,519	1,314	2,022	304	110	85	
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$10.41	$9.14	$9.04							
Value at end of period	$12.01	$10.41	$9.14							
Number of accumulation units outstanding at end of period	493	369	50							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$26.36	$21.82	$23.74	$22.59	$17.16	$15.35	$15.98			
Value at end of period	$28.26	$26.36	$21.82	$23.74	$22.59	$17.16	$15.35			
Number of accumulation units outstanding at end of period	546	546	501	900	1,208	404	146			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.72	$15.70	$16.25	$15.01	$12.88	$11.80	$11.43	$10.32	$8.34	$12.30
Value at end of period	$18.49	$16.72	$15.70	$16.25	$15.01	$12.88	$11.80	$11.43	$10.32	$8.34
Number of accumulation units outstanding at end of period	623	646	1,433	706	717	734	737	749	762	842
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$15.30	$14.67	$13.97							
Value at end of period	$16.18	$15.30	$14.67							
Number of accumulation units outstanding at end of period	150	150	150							
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$14.81	$13.06	$13.53	$12.26	$9.48	$8.35	$9.21			
Value at end of period	$17.06	$14.81	$13.06	$13.53	$12.26	$9.48	$8.35			
Number of accumulation units outstanding at end of period	26	26	358	358	26	26	26			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$16.31	$14.49	$15.48	$13.99	$10.48	$9.11	$10.12			
Value at end of period	$18.26	$16.31	$14.49	$15.48	$13.99	$10.48	$9.11			
Number of accumulation units outstanding at end of period	216	238	428	421	495	562	36			
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$15.28									
Value at end of period	$16.52									
Number of accumulation units outstanding at end of period	104									
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.06	$23.50	$23.63	$21.38	$16.49	$14.34	$14.90	$12.87	$9.60	$16.91
Value at end of period	$30.17	$25.06	$23.50	$23.63	$21.38	$16.49	$14.34	$14.90	$12.87	$9.60
Number of accumulation units outstanding at end of period	25,447	28,433	31,512	29,501	37,565	33,988	29,978	28,152	29,512	32,250
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.20	$17.33	$18.27	$17.02	$13.45	$11.61	$11.64	$10.24	$7.96	$14.05
Value at end of period	$22.52	$20.20	$17.33	$18.27	$17.02	$13.45	$11.61	$11.64	$10.24	$7.96
Number of accumulation units outstanding at end of period	2,555	7,863	9,244	8,557	8,313	6,797	5,784	4,901	2,620	1,748
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.93	$21.03	$19.87	$18.08	$13.42	$11.85	$11.98	$9.77	$7.71	$14.78
Value at end of period	$27.94	$20.93	$21.03	$19.87	$18.08	$13.42	$11.85	$11.98	$9.77	$7.71
Number of accumulation units outstanding at end of period	6,107	2,837	4,487	3,265	3,735	4,211	3,863	3,439	3,903	4,448

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$14.81	$9.80	$12.49	$15.82	$15.04	$17.58	$23.66	$23.49	$21.49	$27.63
Value at end of period	$9.80	$12.49	$15.82	$15.04	$17.58	$23.66	$23.49	$21.49	$27.63	$30.19
Number of accumulation units outstanding at end of period	820	1,674	1,534	1,971	1,039	1,829	2,010	1,867	1,458	1,027
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during November 2017)										
Value at beginning of period										$14.03
Value at end of period										$13.66
Number of accumulation units outstanding at end of period										479
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during October 2011)										
Value at beginning of period				$10.27	$10.84	$12.43	$16.64	$17.27	$16.44	$20.48
Value at end of period				$10.84	$12.43	$16.64	$17.27	$16.44	$20.48	$22.21
Number of accumulation units outstanding at end of period				14	281	348	348	291	130	130
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.23	$8.52	$10.66	$13.20	$12.52	$14.16	$18.22	$20.07	$19.07	$21.92
Value at end of period	$8.52	$10.66	$13.20	$12.52	$14.16	$18.22	$20.07	$19.07	$21.92	$23.13
Number of accumulation units outstanding at end of period	2,100	590	669	758	840	528	563	619	779	590
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during August 2015)										
Value at beginning of period								$10.14	$10.02	$10.12
Value at end of period								$10.02	$10.12	$10.31
Number of accumulation units outstanding at end of period								562	2,204	3,523
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26	$17.65
Value at end of period	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26	$17.65	$20.64
Number of accumulation units outstanding at end of period	0	0	0	212	0	0	395	395	395	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$32.77	$16.82	$30.19	$37.86	$30.62	$36.55	$39.11	$36.77	$31.20	$32.94
Value at end of period	$16.82	$30.19	$37.86	$30.62	$36.55	$39.11	$36.77	$31.20	$32.94	$43.84
Number of accumulation units outstanding at end of period	3,027	5,025	4,772	4,872	5,573	5,507	5,009	5,498	5,308	5,085
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20	$24.72
Value at end of period	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20	$24.72	$27.87
Number of accumulation units outstanding at end of period	405	445	573	655	330	4,697	591	957	1,229	1,292
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$13.89	$9.51	$11.39	$12.59	$12.20	$13.41	$15.41	$16.44	$16.15	$16.87
Value at end of period	$9.51	$11.39	$12.59	$12.20	$13.41	$15.41	$16.44	$16.15	$16.87	$18.86
Number of accumulation units outstanding at end of period	8,284	7,812	7,375	7,379	4,103	1,913	1,712	1,712	1,712	1,712
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.59	$10.64	$12.43	$13.27	$14.64	$15.72	$14.09	$14.35	$13.79	$14.32
Value at end of period	$10.64	$12.43	$13.27	$14.64	$15.72	$14.09	$14.35	$13.79	$14.32	$14.66
Number of accumulation units outstanding at end of period	2,895	5,498	6,015	4,911	5,921	3,539	2,736	2,917	2,428	1,908
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$12.40	$7.91	$12.54	$14.61	$14.19	$16.27	$18.00	$17.79	$16.88	$19.04
Value at end of period	$7.91	$12.54	$14.61	$14.19	$16.27	$18.00	$17.79	$16.88	$19.04	$20.17
Number of accumulation units outstanding at end of period	805	615	201	147	142	332	332	456	487	487
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2016)										
Value at beginning of period									$10.26	$9.91
Value at end of period									$9.91	$10.09
Number of accumulation units outstanding at end of period									29	101

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$13.85	$14.54	$17.06	$18.99	$18.31	$20.94	$21.14	$21.21	$20.05	$21.03
Value at end of period	$14.54	$17.06	$18.99	$18.31	$20.94	$21.14	$21.21	$20.05	$21.03	$21.26
Number of accumulation units outstanding at end of period	15,691	13,970	15,016	18,742	19,447	16,260	14,551	13,774	11,936	10,889
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during December 2017)										
Value at beginning of period										$3.50
Value at end of period										$3.73
Number of accumulation units outstanding at end of period										375
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during 2009)										
Value at beginning of period		$9.12	$10.74	$12.10	$11.80	$13.24	$15.26	$16.00	$15.51	$16.52
Value at end of period		$10.74	$12.10	$11.80	$13.24	$15.26	$16.00	$15.51	$16.52	$18.72
Number of accumulation units outstanding at end of period		120	235	315	315	141	122	527	527	122
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period								$10.01	$9.33	$9.77
Value at end of period								$9.33	$9.77	$11.94
Number of accumulation units outstanding at end of period								15,683	14,416	13,126
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period								$9.89	$9.68	$10.21
Value at end of period								$9.68	$10.21	$11.60
Number of accumulation units outstanding at end of period								15	75	130
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during March 2013)										
Value at beginning of period						$10.99	$10.68	$11.06	$11.10	$11.14
Value at end of period						$10.68	$11.06	$11.10	$11.14	$11.17
Number of accumulation units outstanding at end of period						29	234	438	0	0
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.95	$11.10	$11.00	$10.89	$10.75	$10.62	$10.49	$10.36	$10.24	$10.13
Value at end of period	$11.10	$11.00	$10.89	$10.75	$10.62	$10.49	$10.36	$10.24	$10.13	$10.06
Number of accumulation units outstanding at end of period	273,075	204,298	192,718	175,309	141,928	156,879	174,042	152,181	107,232	88,485
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.01	$8.63	$11.10	$12.51	$12.32	$14.09	$18.18	$19.88	$19.35	$20.98
Value at end of period	$8.63	$11.10	$12.51	$12.32	$14.09	$18.18	$19.88	$19.35	$20.98	$24.93
Number of accumulation units outstanding at end of period	4,115	5,313	5,458	5,548	5,883	8,428	7,374	7,582	6,848	6,518
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09	$19.34
Value at end of period	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09	$19.34	$20.29
Number of accumulation units outstanding at end of period	1,461	826	7,142	7,825	6,723	6,643	4,395	3,434	1,366	1,576
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.64	$8.45	$10.29	$11.58	$11.42	$12.91	$16.95	$19.06	$18.98	$20.67
Value at end of period	$8.45	$10.29	$11.58	$11.42	$12.91	$16.95	$19.06	$18.98	$20.67	$25.45
Number of accumulation units outstanding at end of period	11,013	9,483	9,867	8,825	8,198	6,383	5,156	9,884	9,375	9,143
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.47	$8.92	$11.60	$13.97	$13.64	$15.85	$21.06	$22.79	$22.11	$25.79
Value at end of period	$8.92	$11.60	$13.97	$13.64	$15.85	$21.06	$22.79	$22.11	$25.79	$28.93
Number of accumulation units outstanding at end of period	7,354	8,118	8,394	8,395	8,076	7,482	6,284	6,529	5,365	4,290
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.51	$8.86	$10.93	$13.26	$13.00	$14.43	$20.33	$21.17	$20.24	$25.45
Value at end of period	$8.86	$10.93	$13.26	$13.00	$14.43	$20.33	$21.17	$20.24	$25.45	$27.62
Number of accumulation units outstanding at end of period	5,465	6,195	7,037	6,814	6,371	5,447	4,656	5,105	4,556	3,616

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.14	$14.70	$14.80	$14.04	$14.24	$13.18	$12.41	$11.44	$10.38	$11.49
Value at end of period	$15.71	$15.14	$14.70	$14.80	$14.04	$14.24	$13.18	$12.41	$11.44	$10.38
Number of accumulation units outstanding at end of period	36,707	42,320	46,403	40,881	50,235	50,490	30,287	8,328	8,043	7,379
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$6.88	
Value at end of period	$10.84	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	
Number of accumulation units outstanding at end of period	243	14	7	14	6	320	320	345	320	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$18.79	$18.30	$17.42	$15.53	$12.01	$11.48				
Value at end of period	$24.08	$18.79	$18.30	$17.42	$15.53	$12.01				
Number of accumulation units outstanding at end of period	8,155	7,725	8,134	6,000	6,174	3,939				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11
Value at end of period	$15.97	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29
Number of accumulation units outstanding at end of period	7,272	8,511	9,915	9,543	12,622	11,919	13,419	10,244	8,760	9,979
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$29.76	$28.09	$28.30	$26.32	$20.20	$17.91	$18.23	$14.16	$10.14	$14.88
Value at end of period	$36.76	$29.76	$28.09	$28.30	$26.32	$20.20	$17.91	$18.23	$14.16	$10.14
Number of accumulation units outstanding at end of period	4,395	3,714	4,030	4,178	5,230	4,343	2,274	967	423	715
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.41	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23
Value at end of period	$19.72	$16.41	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26
Number of accumulation units outstanding at end of period	566	566	779	1,281	1,230	1,487	1,488	1,362	1,204	997
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$26.46	$25.14	$23.66	$22.59						
Value at end of period	$34.31	$26.46	$25.14	$23.66						
Number of accumulation units outstanding at end of period	2,343	1,977	1,356	359						
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$16.66	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63	$8.37
Value at end of period	$20.17	$16.66	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63
Number of accumulation units outstanding at end of period	12,971	10,929	6,867	2,749	747	3,202	2,870	2,775	2,745	2,745
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$22.99	$20.19	$21.24	$21.01						
Value at end of period	$25.70	$22.99	$20.19	$21.24						
Number of accumulation units outstanding at end of period	1,913	1,770	1,342	240						
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$26.52	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93	$13.11		
Value at end of period	$32.57	$26.52	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93		
Number of accumulation units outstanding at end of period	32	0	145	0	196	196	195	13		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$17.98	$16.05	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.91	$9.22
Value at end of period	$20.94	$17.98	$16.05	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.91
Number of accumulation units outstanding at end of period	7,040	5,899	4,499	2,921	1,999	1,566	1,258	998	771	355
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$18.88	$15.79	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$6.95	$9.49
Value at end of period	$21.31	$18.88	$15.79	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$6.95
Number of accumulation units outstanding at end of period	3,620	3,769	3,941	2,865	1,953	1,275	956	598	466	294

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.78	$25.03	$25.55	$24.28	$17.85	$15.78	$16.39	$13.34	$10.59	$15.55
Value at end of period	$33.83	$30.78	$25.03	$25.55	$24.28	$17.85	$15.78	$16.39	$13.34	$10.59
Number of accumulation units outstanding at end of period	2,076	1,967	1,843	1,583	2,245	1,912	3,272	3,074	3,250	1,907
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$29.79	$26.60	$27.18	$26.06	$18.97	$16.68	$16.75	$12.81	$9.90	$15.30
Value at end of period	$34.93	$29.79	$26.60	$27.18	$26.06	$18.97	$16.68	$16.75	$12.81	$9.90
Number of accumulation units outstanding at end of period	3,226	3,037	3,048	3,443	3,213	2,429	1,768	3,056	132	0
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$15.14	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43	$9.83		
Value at end of period	$17.24	$15.14	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43		
Number of accumulation units outstanding at end of period	810	1,467	1,334	7,712	1,008	474	475	1,871		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$15.85	$15.10	$15.37	$14.73	$12.39	$10.90	$10.82			
Value at end of period	$18.69	$15.85	$15.10	$15.37	$14.73	$12.39	$10.90			
Number of accumulation units outstanding at end of period	872	765	695	627	572	14	14			
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$16.26	$15.47	$15.82	$15.10	$12.38	$11.90				
Value at end of period	$19.47	$16.26	$15.47	$15.82	$15.10	$12.38				
Number of accumulation units outstanding at end of period	568	434	327	240	133	98				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$12.66	$12.05	$12.26	$11.88						
Value at end of period	$14.34	$12.66	$12.05	$12.26						
Number of accumulation units outstanding at end of period	2,431	1,932	2,664	1,039						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.15	$13.72	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35
Value at end of period	$15.28	$14.15	$13.72	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34
Number of accumulation units outstanding at end of period	11,631	11,212	10,445	94	94	94	298	428	428	428
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.06	$15.38	$15.61	$14.82	$13.39	$12.07	$12.01	$10.95	$9.40	
Value at end of period	$17.53	$16.06	$15.38	$15.61	$14.82	$13.39	$12.07	$12.01	$10.95	
Number of accumulation units outstanding at end of period	978	978	978	2,649	855	678	483	2,103	58	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.20	$16.29	$16.69	$15.86	$13.12	$11.55	$12.05	$10.79	$8.73	$13.82
Value at end of period	$20.03	$17.20	$16.29	$16.69	$15.86	$13.12	$11.55	$12.05	$10.79	$8.73
Number of accumulation units outstanding at end of period	391	391	391	0	0	0	0	0	0	0
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$16.61	$15.78	$16.53							
Value at end of period	$18.79	$16.61	$15.78							
Number of accumulation units outstanding at end of period	2,631	2,632	2,630							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$12.19	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	$10.02	
Value at end of period	$12.42	$12.19	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	
Number of accumulation units outstanding at end of period	1,796	540	648	385	339	78	295	3,195	461	
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$22.14	$20.08	$20.10	$17.96	$13.77	$12.04	$11.98	$10.57	$8.48	$13.66
Value at end of period	$26.56	$22.14	$20.08	$20.10	$17.96	$13.77	$12.04	$11.98	$10.57	$8.48
Number of accumulation units outstanding at end of period	944	1,022	1,116	1,155	1,257	1,388	1,479	1,519	1,536	1,579

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.24	$24.68	$25.43	$22.90	$17.65	$15.36	$16.06	$13.33	$9.95	$13.71
Value at end of period	$33.19	$30.24	$24.68	$25.43	$22.90	$17.65	$15.36	$16.06	$13.33	$9.95
Number of accumulation units outstanding at end of period	3,825	3,872	4,009	4,653	4,331	3,952	3,487	2,605	734	571
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.45	$23.50	$25.06	$24.32	$17.74	$15.01	$14.87	$11.90	$8.91	$15.36
Value at end of period	$30.96	$24.45	$23.50	$25.06	$24.32	$17.74	$15.01	$14.87	$11.90	$8.91
Number of accumulation units outstanding at end of period	1,131	1,326	1,289	1,781	1,127	657	759	554	659	1,129
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.30	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74
Value at end of period	$14.55	$13.30	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70
Number of accumulation units outstanding at end of period	930	930	1,245	1,202	1,140	4,072	993	569	486	508
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.18	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99
Value at end of period	$17.84	$17.18	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07
Number of accumulation units outstanding at end of period	3,008	4,636	4,412	4,774	5,899	6,822	4,538	3,910	5,811	5,273
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.98	$17.72	$17.43	$15.64	$11.76	$10.60	$11.26	$10.18	$7.83	$13.05
Value at end of period	$22.78	$18.98	$17.72	$17.43	$15.64	$11.76	$10.60	$11.26	$10.18	$7.83
Number of accumulation units outstanding at end of period	658	657	658	277	893	713	546	22	45	317
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$18.35	$15.02	$15.67	$15.21	$11.00	$9.76	$9.32			
Value at end of period	$20.11	$18.35	$15.02	$15.67	$15.21	$11.00	$9.76			
Number of accumulation units outstanding at end of period	0	0	0	0	122	122	94			
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.84	$17.91	$19.29	$17.90	$13.42	$11.46	$11.85	$10.42	$8.21	$13.08
Value at end of period	$24.22	$20.84	$17.91	$19.29	$17.90	$13.42	$11.46	$11.85	$10.42	$8.21
Number of accumulation units outstanding at end of period	187	1,441	6,797	7,432	5,547	5,741	5,917	5,358	5,583	4,095
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.68	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16
Value at end of period	$21.55	$19.68	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20
Number of accumulation units outstanding at end of period	984	664	1,231	1,519	394	0	0	0	0	0
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.82	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82
Value at end of period	$23.41	$20.82	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58
Number of accumulation units outstanding at end of period	1,600	1,135	1,082	1,011	1,125	1,198	1,411	954	1,806	2,979
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58
Value at end of period	$27.48	$19.46	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83
Number of accumulation units outstanding at end of period	832	2,050	2,944	2,242	2,096	1,345	475	1,767	920	689
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.71	$24.46	$25.55	$22.50	$17.32	$14.61	$14.53	$11.96	$9.64	$14.58
Value at end of period	$31.12	$27.71	$24.46	$25.55	$22.50	$17.32	$14.61	$14.53	$11.96	$9.64
Number of accumulation units outstanding at end of period	4,673	4,453	3,511	2,932	1,979	1,556	1,087	539	257	1,237
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.34	$21.94	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74	$12.01
Value at end of period	$30.06	$26.34	$21.94	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74
Number of accumulation units outstanding at end of period	964	726	492	203	156	135	135	0	0	1,126
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.73	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29
Value at end of period	$25.25	$18.73	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42
Number of accumulation units outstanding at end of period	5,763	5,638	5,944	4,434	5,784	5,724	6,196	6,666	6,395	5,013

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period		$8.65	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72
Value at end of period		$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72	$20.90
Number of accumulation units outstanding at end of period		286	619	1,148	1,720	2,050	2,007	1,822	1,698	1,925
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05
Value at end of period	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05	$26.20
Number of accumulation units outstanding at end of period	73,734	80,109	70,888	68,491	80,648	94,859	106,893	128,986	142,352	165,642
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.39	$7.52	$10.87	$13.79	$13.12	$15.04	$20.08	$22.18	$22.34	$23.70
Value at end of period	$7.52	$10.87	$13.79	$13.12	$15.04	$20.08	$22.18	$22.34	$23.70	$29.22
Number of accumulation units outstanding at end of period	1,461	1,142	1,159	2,729	1,081	1,247	427	1,339	824	825
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.10	$8.95	$11.05	$12.55	$12.28	$14.22	$18.21	$19.33	$17.77	$20.85
Value at end of period	$8.95	$11.05	$12.55	$12.28	$14.22	$18.21	$19.33	$17.77	$20.85	$23.93
Number of accumulation units outstanding at end of period	4,172	7,996	8,319	10,941	12,030	15,495	12,248	11,422	10,678	9,785
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$14.22	$8.12	$11.46	$13.22	$12.92	$15.17	$20.86	$22.39	$24.51	$24.57
Value at end of period	$8.12	$11.46	$13.22	$12.92	$15.17	$20.86	$22.39	$24.51	$24.57	$32.41
Number of accumulation units outstanding at end of period	3,182	2,957	3,314	4,710	5,267	5,914	6,421	7,780	6,971	7,548
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12	$15.21
Value at end of period	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12	$15.21	$19.21
Number of accumulation units outstanding at end of period	227	371	492	573	288	306	306	306	306	306
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.20	$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41	$9.47
Value at end of period	$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41	$9.47	$11.44
Number of accumulation units outstanding at end of period	138	950	1,695	1,476	9,621	9,194	7,800	6,969	6,925	5,803
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period				$8.77	$8.63	$10.37	$13.38	$12.85	$11.73	$12.84
Value at end of period				$8.63	$10.37	$13.38	$12.85	$11.73	$12.84	$15.00
Number of accumulation units outstanding at end of period				250	330	330	0	0	0	0
WANGER INTERNATIONAL										
Value at beginning of period	$10.48	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73	$11.42
Value at end of period	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73	$11.42	$14.99
Number of accumulation units outstanding at end of period	826	679	1,068	1,472	1,500	1,395	1,592	1,701	1,843	2,016
WANGER SELECT										
Value at beginning of period	$16.39	$8.25	$13.53	$16.92	$13.75	$16.09	$21.38	$21.78	$21.57	$24.14
Value at end of period	$8.25	$13.53	$16.92	$13.75	$16.09	$21.38	$21.78	$21.57	$24.14	$30.20
Number of accumulation units outstanding at end of period	1,423	2,936	4,320	4,470	3,249	3,188	2,911	2,694	1,716	1,775
WANGER USA										
Value at beginning of period	$14.34	$8.54	$12.00	$14.61	$13.93	$16.51	$21.81	$22.56	$22.15	$24.87
Value at end of period	$8.54	$12.00	$14.61	$13.93	$16.51	$21.81	$22.56	$22.15	$24.87	$29.37
Number of accumulation units outstanding at end of period	1,746	1,695	1,925	2,564	2,734	2,997	3,057	3,179	3,237	3,277

Condensed Financial Information (continued)

TABLE 52

FOR CONTRACTS ISSUED TO PENNSYLVANIA ARP WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN FUNDS® – THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$25.55	$23.71	$22.66	$20.87	$15.70	$13.11	$13.87	$12.43	$9.30	$13.92
Value at end of period	$32.00	$25.55	$23.71	$22.66	$20.87	$15.70	$13.11	$13.87	$12.43	$9.30
Number of accumulation units outstanding at end of period	287	256	223	201	195	20,240	17,793	16,146	12,470	6,653
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$27.60	$22.71	$24.56	$23.23	$17.54	$15.70				
Value at end of period	$29.77	$27.60	$22.71	$24.56	$23.23	$17.54				
Number of accumulation units outstanding at end of period	670	662	606	648	325	37,744				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.02	$28.91	$28.91	$25.99	$19.93	$17.23	$17.79	$15.28	$11.33	$19.84
Value at end of period	$37.57	$31.02	$28.91	$28.91	$25.99	$19.93	$17.23	$17.79	$15.28	$11.33
Number of accumulation units outstanding at end of period	1,302	1,303	1,256	1,200	796	130,908	124,244	115,986	118,813	103,341
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.48	$19.17	$20.09	$18.60	$14.61	$12.54	$12.50	$10.92	$8.44	$14.82
Value at end of period	$25.22	$22.48	$19.17	$20.09	$18.60	$14.61	$12.54	$12.50	$10.92	$8.44
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.99	$19.96	$18.74	$16.95	$12.51	$10.98	$11.03	$8.94	$7.02	$13.36
Value at end of period	$26.83	$19.99	$19.96	$18.74	$16.95	$12.51	$10.98	$11.03	$8.94	$7.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	85	66	18	18	0
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.69	$18.76	$18.22	$19.95	$15.40	$12.83	$15.59	$13.88	$11.04	$19.77
Value at end of period	$22.90	$17.69	$18.76	$18.22	$19.95	$15.40	$12.83	$15.59	$13.88	$11.04
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$36.20	$27.99	$30.42	$30.44	$22.49	$19.12	$20.00	$15.70	$12.23	$18.38
Value at end of period	$39.80	$36.20	$27.99	$30.42	$30.44	$22.49	$19.12	$20.00	$15.70	$12.23
Number of accumulation units outstanding at end of period	346	335	301	267	212	42,711	49,952	47,308	51,227	42,902
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$22.23	$20.30	$21.68	$20.18	$15.71	$13.89	$13.99	$12.85	$10.08	$14.53
Value at end of period	$25.00	$22.23	$20.30	$21.68	$20.18	$15.71	$13.89	$13.99	$12.85	$10.08
Number of accumulation units outstanding at end of period	37	37	0	0	0	5,860	3,286	7,328	952	659

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$27.96	$24.18	$25.29	$22.83	$17.63	$15.49	$16.24	$13.04	$10.36	$17.20
Value at end of period	$29.68	$27.96	$24.18	$25.29	$22.83	$17.63	$15.49	$16.24	$13.04	$10.36
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	31,932	32,980	32,612	27,616
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.45	$14.78	$15.29	$14.93	$16.55	$15.32	$13.81	$12.86	$10.93	$10.74
Value at end of period	$15.91	$15.45	$14.78	$15.29	$14.93	$16.55	$15.32	$13.81	$12.86	$10.93
Number of accumulation units outstanding at end of period	212	211	201	168	123	51,742	32,027	21,453	8,383	1,763
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.75	$17.50	$17.95	$17.01	$14.67	$12.99	$13.25	$11.69	$9.87	$13.82
Value at end of period	$21.37	$18.75	$17.50	$17.95	$17.01	$14.67	$12.99	$13.25	$11.69	$9.87
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	5	5	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.43	$13.66	$14.37	$14.40	$15.10	$14.08	$13.67	$11.88	$9.83	$11.71
Value at end of period	$15.72	$14.43	$13.66	$14.37	$14.40	$15.10	$14.08	$13.67	$11.88	$9.83
Number of accumulation units outstanding at end of period	339	327	310	254	217	51,284	53,122	43,178	49,818	50,046
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.23	$19.38	$19.34	$17.10	$12.95	$11.39	$11.47	$10.13	$8.28	$13.27
Value at end of period	$26.29	$21.23	$19.38	$19.34	$17.10	$12.95	$11.39	$11.47	$10.13	$8.28
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	9,587	8,036	7,701	5,587
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.26	$27.48	$28.16	$25.87	$19.35	$16.55	$16.85	$13.91	$10.63	$17.14
Value at end of period	$36.40	$32.26	$27.48	$28.16	$25.87	$19.35	$16.55	$16.85	$13.91	$10.63
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	13,601	10,464	10,975	8,978
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.74	$25.88	$26.91	$25.69	$18.12	$16.23	$16.46	$13.48	$10.87	$16.47
Value at end of period	$35.75	$32.74	$25.88	$26.91	$25.69	$18.12	$16.23	$16.46	$13.48	$10.87
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	13,064	11,416	11,114	8,918
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$18.88	$18.22	$18.23	$17.20	$17.33	$15.95	$14.92	$13.68	$12.34	$13.57
Value at end of period	$19.71	$18.88	$18.22	$18.23	$17.20	$17.33	$15.95	$14.92	$13.68	$12.34
Number of accumulation units outstanding at end of period	127	133	130	30	25	19,660	20,546	18,383	24,684	26,899
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.19	$13.42	$14.14	$12.93	$9.94	$8.72	$8.48	$7.15	$6.39	$8.36
Value at end of period	$17.13	$15.19	$13.42	$14.14	$12.93	$9.94	$8.72	$8.48	$7.15	$6.39
Number of accumulation units outstanding at end of period	661	674	621	509	400	145,316	159,892	140,635	165,403	156,727
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during July 2012)										
Value at beginning of period	$17.55	$15.92	$15.69	$13.99	$10.66	$10.09				
Value at end of period	$21.37	$17.55	$15.92	$15.69	$13.99	$10.66				
Number of accumulation units outstanding at end of period	64	64	488	388	166	15,086				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during July 2012)										
Value at beginning of period	$18.93	$16.80	$17.40	$15.54	$11.66	$10.60				
Value at end of period	$22.19	$18.93	$16.80	$17.40	$15.54	$11.66				
Number of accumulation units outstanding at end of period	233	240	211	211	137	41,469				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during July 2012)										
Value at beginning of period	$19.89	$16.53	$17.43	$16.72	$12.13	$11.07				
Value at end of period	$22.58	$19.89	$16.53	$17.43	$16.72	$12.13				
Number of accumulation units outstanding at end of period	289	314	308	298	240	43,670				

CFI 394

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$34.68	$28.04	$28.45	$26.87	$19.64	$17.26	$17.81	$14.42	$11.37	$16.61
Value at end of period	$38.35	$34.68	$28.04	$28.45	$26.87	$19.64	$17.26	$17.81	$14.42	$11.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	34	14	0	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.25	$17.38	$17.52	$16.54	$14.85	$13.31	$13.16	$11.93	$10.19	$13.41
Value at end of period	$20.04	$18.25	$17.38	$17.52	$16.54	$14.85	$13.31	$13.16	$11.93	$10.19
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	8,786	7,205	6,032	4,533
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.75	$17.65	$17.97	$16.98	$13.96	$12.22	$12.67	$11.28	$9.06	$14.27
Value at end of period	$21.96	$18.75	$17.65	$17.97	$16.98	$13.96	$12.22	$12.67	$11.28	$9.06
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	6,658	5,424	2,422	1,561
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.49	$17.45	$17.66	$16.66	$14.38	$12.75	$12.90	$11.59	$9.58	$13.87
Value at end of period	$21.03	$18.49	$17.45	$17.66	$16.66	$14.38	$12.75	$12.90	$11.59	$9.58
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,411	2,283	1,180	292
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$18.32	$17.68	$17.29	$13.40	$13.22	$11.51	$10.58	$8.35		
Value at end of period	$19.14	$18.32	$17.68	$17.29	$13.40	$13.22	$11.51	$10.58		
Number of accumulation units outstanding at end of period	101	101	97	79	59	38,060	22,569	17,167		
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.13	$18.45	$18.96	$17.52	$14.11	$12.59	$12.81	$11.48	$9.42	$12.37
Value at end of period	$23.29	$21.13	$18.45	$18.96	$17.52	$14.11	$12.59	$12.81	$11.48	$9.42
Number of accumulation units outstanding at end of period	303	303	264	227	188	30,563	38,499	35,179	25,214	20,796
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.12	$20.21	$19.53	$19.21	$15.21	$12.58	$13.78	$11.95	$8.62	$14.54
Value at end of period	$27.28	$20.12	$20.21	$19.53	$19.21	$15.21	$12.58	$13.78	$11.95	$8.62
Number of accumulation units outstanding at end of period	130	113	113	118	102	62,017	60,213	53,085	50,515	46,865
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$24.72	$23.03	$22.03	$19.77	$16.29	$15.23				
Value at end of period	$28.27	$24.72	$23.03	$22.03	$19.77	$16.29				
Number of accumulation units outstanding at end of period	117	117	86	72	50	42,878				
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$26.75	$26.52	$24.09	$22.31	$16.12	$13.65	$13.89	$11.96	$8.42	$14.67
Value at end of period	$35.50	$26.75	$26.52	$24.09	$22.31	$16.12	$13.65	$13.89	$11.96	$8.42
Number of accumulation units outstanding at end of period	197	196	193	185	133	44,737	25,717	15,653	11,083	9,513
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.98	$9.86	$10.27	$11.06	$9.26	$7.84	$8.96	$8.29	$6.31	$10.20
Value at end of period	$12.13	$9.98	$9.86	$10.27	$11.06	$9.26	$7.84	$8.96	$8.29	$6.31
Number of accumulation units outstanding at end of period	804	839	839	966	350	60,377	352	286	218	46
WANGER SELECT										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$26.04	$23.12	$23.21	$22.65	$16.94	$14.40	$17.60	$14.00	$8.18	
Value at end of period	$32.77	$26.04	$23.12	$23.21	$22.65	$16.94	$14.40	$17.60	$14.00	
Number of accumulation units outstanding at end of period	72	70	73	73	73	9,795	17,209	14,372	3,456	

Condensed Financial Information (continued)

TABLE 53

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.10%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015
AMANA GROWTH FUND (INVESTOR CLASS)			
(Funds were first received in this option during August 2015)			
Value at beginning of period	$18.35	$17.07	$17.47
Value at end of period	$23.64	$18.35	$17.07
Number of accumulation units outstanding at end of period	0	2,735	1,011
AMANA INCOME FUND (INVESTOR CLASS)			
(Funds were first received in this option during August 2015)			
Value at beginning of period	$18.77	$17.18	$17.45
Value at end of period	$22.82	$18.77	$17.18
Number of accumulation units outstanding at end of period	0	3,500	1,007
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)			
(Funds were first received in this option during July 2015)			
Value at beginning of period	$10.73	$10.56	$11.51
Value at end of period	$14.24	$10.73	$10.56
Number of accumulation units outstanding at end of period	0	3,342	2,653
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during March 2015)			
Value at beginning of period	$10.00	$9.44	$10.04
Value at end of period	$12.36	$10.00	$9.44
Number of accumulation units outstanding at end of period	85,663	92,110	107,678

TABLE 54

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)			
(Funds were first received in this option during September 2015)			
Value at beginning of period	$9.95	$9.34	$9.23
Value at end of period	$11.31	$9.95	$9.34
Number of accumulation units outstanding at end of period	181	181	181
AVE MARIA RISING DIVIDEND FUND			
(Funds were first received in this option during July 2016)			
Value at beginning of period	$10.55	$10.11	
Value at end of period	$12.28	$10.55	
Number of accumulation units outstanding at end of period	13,613	3,962	
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)			
(Funds were first received in this option during May 2015)			
Value at beginning of period	$9.46	$10.11	$10.38
Value at end of period	$11.76	$9.46	$10.11
Number of accumulation units outstanding at end of period	13,584	814	10,987

CFI 396

Condensed Financial Information (continued)

	2017	2016	2015
DELAWARE SMALL CAP VALUE FUND (CLASS A)			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$15.45	$11.84	$13.09
Value at end of period	$17.18	$15.45	$11.84
Number of accumulation units outstanding at end of period	108	107	107
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)			
(Funds were first received in this option during September 2015)			
Value at beginning of period	$10.65	$10.51	$10.47
Value at end of period	$14.08	$10.65	$10.51
Number of accumulation units outstanding at end of period	2,793	127	127
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)			
(Funds were first received in this option during August 2016)			
Value at beginning of period	$10.13	$10.11	
Value at end of period	$10.34	$10.13	
Number of accumulation units outstanding at end of period	728	947	
PIMCO COMMODITYREALRETURN STRATEGY FUND®			
(ADMINISTRATIVE CLASS)			
(Funds were first received in this option during June 2015)			
Value at beginning of period	$6.22	$5.46	$7.20
Value at end of period	$6.35	$6.22	$5.46
Number of accumulation units outstanding at end of period	3,171	4,944	6,103
TCW TOTAL RETURN BOND FUND (CLASS N)			
(Funds were first received in this option during October 2015)			
Value at beginning of period	$10.05	$9.97	$10.08
Value at end of period	$10.32	$10.05	$9.97
Number of accumulation units outstanding at end of period	0	1,156	3,435
VOYA CORPORATE LEADERS 100 FUND (CLASS I)			
(Funds were first received in this option during October 2015)			
Value at beginning of period	$10.77	$9.67	$9.92
Value at end of period	$12.80	$10.77	$9.67
Number of accumulation units outstanding at end of period	1,813	0	1,654
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during March 2015)			
Value at beginning of period	$9.94	$9.41	$10.03
Value at end of period	$12.25	$9.94	$9.41
Number of accumulation units outstanding at end of period	186,342	208,777	215,715
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$10.45	$9.82	$10.62
Value at end of period	$11.96	$10.45	$9.82
Number of accumulation units outstanding at end of period	55	55	55

CFI 397

Condensed Financial Information (continued)

TABLE 55

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%

(Selected data for accumulation units outstanding throughout each period)

	2017	**2016**	**2015**
AMERICAN FUNDS® – CAPITAL INCOME BUILDER® (CLASS R-4)			
(Funds were first received in this option during August 2015)			
Value at beginning of period	$9.84	$9.30	$9.65
Value at end of period	$11.11	$9.84	$9.30
Number of accumulation units outstanding at end of period	3,634	2,705	1,930
AVE MARIA RISING DIVIDEND FUND			
(Funds were first received in this option during November 2015)			
Value at beginning of period	$10.44	$9.15	$9.41
Value at end of period	$12.07	$10.44	$9.15
Number of accumulation units outstanding at end of period	4,087	4,507	538
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)			
(Funds were first received in this option during July 2015)			
Value at beginning of period	$9.36	$10.07	$10.60
Value at end of period	$11.56	$9.36	$10.07
Number of accumulation units outstanding at end of period	3,248	1,863	4,140
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)			
(Funds were first received in this option during May 2016)			
Value at beginning of period	$9.66	$10.20	
Value at end of period	$11.71	$9.66	
Number of accumulation units outstanding at end of period	11	6	
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)			
(Funds were first received in this option during May 2017)			
Value at beginning of period	$10.20		
Value at end of period	$10.23		
Number of accumulation units outstanding at end of period	956		
PIMCO COMMODITY REALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)			
(Funds were first received in this option during June 2016)			
Value at beginning of period	$6.12	$6.20	
Value at end of period	$6.21	$6.12	
Number of accumulation units outstanding at end of period	795	277	
TCW TOTAL RETURN BOND FUND (CLASS N)			
(Funds were first received in this option during September 2015)			
Value at beginning of period	$9.94	$9.93	$9.99
Value at end of period	$10.14	$9.94	$9.93
Number of accumulation units outstanding at end of period	1,500	586	48
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)			
(Funds were first received in this option during September 2016)			
Value at beginning of period	$10.36	$10.40	
Value at end of period	$12.74	$10.36	
Number of accumulation units outstanding at end of period	49	49	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during March 2015)			
Value at beginning of period	$9.81	$9.35	$10.02
Value at end of period	$12.01	$9.81	$9.35
Number of accumulation units outstanding at end of period	35,336	36,655	42,441

CFI 398

Condensed Financial Information (continued)

	2017	2016	2015
VOYA GNMA INCOME FUND (CLASS A)			
(Funds were first received in this option during June 2017)			
Value at beginning of period	$11.41		
Value at end of period	$11.34		
Number of accumulation units outstanding at end of period	5		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)			
(Funds were first received in this option during April 2017)			
Value at beginning of period	$11.58		
Value at end of period	$13.61		
Number of accumulation units outstanding at end of period	846		
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)			
(Funds were first received in this option during December 2017)			
Value at beginning of period	$13.60		
Value at end of period	$13.77		
Number of accumulation units outstanding at end of period	10		

TABLE 56

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015
AMERICAN FUNDS® – CAPITAL INCOME BUILDER® (CLASS R-4)			
(Funds were first received in this option during April 2016)			
Value at beginning of period	$9.82	$9.54	
Value at end of period	$11.08	$9.82	
Number of accumulation units outstanding at end of period	1,775	760	
AVE MARIA RISING DIVIDEND FUND			
(Funds were first received in this option during August 2015)			
Value at beginning of period	$10.42	$9.14	$9.58
Value at end of period	$12.04	$10.42	$9.14
Number of accumulation units outstanding at end of period	8,006	9,996	8
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)			
(Funds were first received in this option during June 2015)			
Value at beginning of period	$9.35	$10.06	$10.52
Value at end of period	$11.53	$9.35	$10.06
Number of accumulation units outstanding at end of period	3,053	2,466	11,194
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)			
(Funds were first received in this option during June 2016)			
Value at beginning of period	$10.08	$10.00	
Value at end of period	$10.22	$10.08	
Number of accumulation units outstanding at end of period	1,543	352	
TCW TOTAL RETURN BOND FUND (CLASS N)			
(Funds were first received in this option during November 2015)			
Value at beginning of period	$9.93	$9.92	$9.93
Value at end of period	$10.11	$9.93	$9.92
Number of accumulation units outstanding at end of period	4,029	4,019	20

Condensed Financial Information (continued)

	2017	2016	2015
VOYA CORPORATE LEADERS 100 FUND (CLASS I)			
(Funds were first received in this option during June 2015)			
Value at beginning of period	$10.63	$9.62	$10.01
Value at end of period	$12.55	$10.63	$9.62
Number of accumulation units outstanding at end of period	4,968	4,392	632
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during March 2015)			
Value at beginning of period	$9.79	$9.34	$10.01
Value at end of period	$11.97	$9.79	$9.34
Number of accumulation units outstanding at end of period	73,907	75,921	94,031
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$10.24	$9.70	$10.52
Value at end of period	$11.64	$10.24	$9.70
Number of accumulation units outstanding at end of period	141	132	11
VOYA GNMA INCOME FUND (CLASS A)			
(Funds were first received in this option during September 2016)			
Value at beginning of period	$11.22	$11.39	
Value at end of period	$11.26	$11.22	
Number of accumulation units outstanding at end of period	151	32	

TABLE 57

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER MARCH 2015 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)		
(Funds were first received in this option during July 2016)		
Value at beginning of period	$9.91	$10.10
Value at end of period	$11.23	$9.91
Number of accumulation units outstanding at end of period	9,388	7,496
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)		
(Funds were first received in this option during May 2016)		
Value at beginning of period	$10.12	$10.00
Value at end of period	$10.30	$10.12
Number of accumulation units outstanding at end of period	55,848	24,091
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)		
(Funds were first received in this option during July 2016)		
Value at beginning of period	$10.39	$10.18
Value at end of period	$12.82	$10.39
Number of accumulation units outstanding at end of period	189	0
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)		
(Funds were first received in this option during January 2017)		
Value at beginning of period	$10.33	
Value at end of period	$13.70	
Number of accumulation units outstanding at end of period	3,957	

Condensed Financial Information (continued)

TABLE 58

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER DECEMBER 2015 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)		
(Funds were first received in this option during September 2016)		
Value at beginning of period	$10.10	$10.12
Value at end of period	$10.27	$10.10
Number of accumulation units outstanding at end of period	1,495	1,478
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)		
(Funds were first received in this option during March 2017)		
Value at beginning of period	$10.91	
Value at end of period	$12.78	
Number of accumulation units outstanding at end of period	1,927	
VOYA GNMA INCOME FUND (CLASS A)		
(Funds were first received in this option during June 2016)		
Value at beginning of period	$11.44	$11.56
Value at end of period	$11.52	$11.44
Number of accumulation units outstanding at end of period	752	432

I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated May 1, 2018.

____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.01107-18) dated May 1, 2018.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.01107-18


VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


Multiple Sponsored Retirement Options

Statement of Additional Information dated May 1, 2018

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2018. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA".

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See **"FEES"** in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION," "CONTRACT OWNERSHIP AND RIGHTS" and "YOUR ACCOUNT VALUE."

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2017, 2016 and 2015 amounted to $53,079,777.93, $51,308,844.30 and $51,416,775.23, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the 10th valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases Annuity Units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "YOUR ACCOUNT VALUE" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
• Standardized average annual total returns; and
• Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

4

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2017, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2017

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2017

Contents

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Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Retirement Insurance and Annuity Company and Contract Owners of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the Separate Account) comprised of the subaccounts described in the appendix to this opinion (collectively referred to as the "subaccounts"), as of December 31, 2017, the related statements of operations and the statements of changes in net assets for the periods indicated in the appendix to this opinion for each respective subaccount, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2017, the results of its operations and the changes in their net assets for each of the periods indicated in the appendix to this opinion, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Accounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of the Separate Account's internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.



Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2017, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Separate Accounts Auditor since 2001.

April 4, 2018



Appendix

The statement of operations and statement of changes in net assets are reported for the following periods:

Subaccount	Statement of Operations	Statement of Changes in Net Assets
AB Relative Value Fund - Class A	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
AB VPS Growth and Income Portfolio - Class A		
Aberdeen International Equity Fund - Institutional Class		
Alger Capital Appreciation Fund - Class A		
Alger Responsible Investing Fund - Class A		
AllianzGI NFJ Dividend Value Fund - Class A		
AllianzGI NFJ Large-Cap Value Fund - Institutional Class		
AllianzGI NFJ Small-Cap Value Fund - Class A		
Amana Growth Fund - Investor Class		
Amana Income Fund - Investor Class		
American Balanced Fund® - Class R-3		
American Beacon Small Cap Value Fund - Investor Class		
American Century Investments® Income & Growth Fund - A Class		
American Century Investments® Inflation-Adjusted Bond		
American Mutual Fund® - Class R-4		
AMG Managers Fairpointe Mid Cap Fund - Class N		
Ariel Appreciation Fund - Investor Class		
Ariel Fund - Investor Class		
Artisan International Fund - Investor Shares		
Ave Maria Rising Dividend Fund		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
BlackRock Equity Dividend Fund - Investor A Shares	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares		
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares		
BlackRock Mid Cap Dividend Fund - Institutional Shares		
BlackRock Mid Cap Dividend Fund - Investor A Shares		
Bond Fund of America^{SM} - Class R-4		
Calvert VP SRI Balanced Portfolio		
Capital Income Builder® - Class R-4		
Capital World Growth & Income Fund^{SM} - Class R-3		
ClearBridge Aggressive Growth Fund - Class I		
Cohen & Steers Realty Shares, Inc.		
Columbia Diversified Equity Income Fund - Class K		
Columbia Diversified Equity Income Fund - Class R4		
Columbia Mid Cap Value Fund - Class A		
Columbia Mid Cap Value Fund - Class Z		
Columbia^{SM} Acorn® Fund - Class A		
Columbia^{SM} Acorn® Fund - Class Z		
CRM Mid Cap Value Fund - Investor Shares		
Davis Financial Fund - Class Y		
Delaware Small Cap Value Fund - Class A		
Delaware Smid Cap Growth Fund - Institutional Class		
Deutsche Equity 500 Index Fund - Class S		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Deutsche Small Cap Growth Fund - Class S	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
DFA Inflation-Protected Securities Portfolio - Institutional Class		
Diversified Value Portfolio		
Dodge & Cox International Stock Fund		
Dodge & Cox Stock Fund		
Eaton Vance Large-Cap Value Fund - Class R		
Emerging Markets Core Equity Portfolio - Institutional Class		
Equity Income Portfolio		
EuroPacific Growth Fund® - Class R-3		
EuroPacific Growth Fund® - Class R-4		
Fidelity Advisor® New Insights Fund - Class I		
Fidelity® VIP Asset Manager Portfolio - Initial Class		
Fidelity® VIP Contrafund® Portfolio - Initial Class		
Fidelity® VIP Equity-Income Portfolio - Initial Class		
Fidelity® VIP Growth Portfolio - Initial Class		
Fidelity® VIP High Income Portfolio - Initial Class		
Fidelity® VIP Index 500 Portfolio - Initial Class		
Fidelity® VIP Mid Cap Portfolio - Initial Class		
Fidelity® VIP Overseas Portfolio - Initial Class		
Franklin Biotechnology Discovery Fund - Advisor Class		
Franklin Mutual Global Discovery Fund - Class R		
Franklin Natural Resources Fund - Advisor Class		
Franklin Small Cap Value VIP Fund - Class 2		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Franklin Small-Mid Cap Growth Fund - Class A	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Fundamental Investors^{SM} - Class R-3		
Fundamental Investors^{SM} - Class R-4		
Goldman Sachs Growth Opportunities Fund - Class IR		
Growth Fund of America® - Class R-3		
Growth Fund of America® - Class R-4		
Income Fund of America® - Class R-3		
Invesco American Value Fund - Class R5		
Invesco Endeavor Fund - Class A		
Invesco Energy Fund - Class R5		
Invesco Floating Rate Fund - Class R5		
Invesco Global Health Care Fund - Investor Class		
Invesco High Yield Fund - Class R5		
Invesco International Growth Fund - Class R5		
Invesco Mid Cap Core Equity Fund - Class A		
Invesco Small Cap Growth Fund - Class A		
Invesco Small Cap Value Fund - Class A		
Invesco V.I. American Franchise Fund - Series I Shares		
Invesco V.I. Core Equity Fund - Series I Shares		
Ivy Science and Technology Fund - Class Y		
Janus Henderson Balanced Portfolio - Institutional Shares		
Janus Henderson Enterprise Portfolio - Institutional Shares		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Janus Henderson Flexible Bond Portfolio - Institutional Shares	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Janus Henderson Global Research Portfolio - Institutional Shares		
Janus Henderson Research Portfolio - Institutional Shares		
JPMorgan Equity Income Fund - Select Class		
JPMorgan Government Bond Fund - Select Class		
Loomis Sayles Limited Term Government and Agency Fund - Class Y		
Loomis Sayles Small Cap Value Fund - Retail Class		
Loomis Sayles Value Fund - Class Y		
Lord Abbett Core Fixed Income Fund - Class A		
Lord Abbett Developing Growth Fund - Class A		
Lord Abbett Fundamental Equity Fund - Class A		
Lord Abbett Mid Cap Stock Fund - Class A		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC		
Lord Abbett Small Cap Value Fund - Class A		
MainStay Large Cap Growth Fund - Class R3		
Massachusetts Investors Growth Stock Fund - Class A		
Metropolitan West Total Return Bond Fund - Class I		
Metropolitan West Total Return Bond Fund - Class M		
MFS® International Value Fund - Class R3		
MFS® New Discovery Fund - Class R3		
Neuberger Berman Genesis Fund - Trust Class		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Neuberger Berman Socially Responsive Fund - Institutional Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Neuberger Berman Socially Responsive Fund - Trust Class		
New Perspective Fund® - Class R-3		
New Perspective Fund® - Class R-4		
New World Fund® - Class R-4		
Nuveen Global Infrastructure Fund - Class I		
Oppenheimer Capital Appreciation Fund - Class A		
Oppenheimer Developing Markets Fund - Class A		
Oppenheimer Developing Markets Fund - Class Y		
Oppenheimer Discovery Mid Cap Growth Fund/VA		
Oppenheimer Global Fund/VA		
Oppenheimer Global Strategic Income Fund/VA		
Oppenheimer Gold & Special Minerals Fund - Class A		
Oppenheimer International Bond Fund - Class A		
Oppenheimer International Growth Fund - Class Y		
Oppenheimer International Small-Mid Company Fund - Class Y		
Oppenheimer Main Street Fund®/VA		
Oppenheimer Main Street Small Cap Fund®/VA		
Parnassus Core Equity Fund^{SM} - Investor Shares		
Pax Balanced Fund - Individual Investor Class		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class		
PIMCO Real Return Portfolio - Administrative Class		
Pioneer Equity Income Fund - Class Y		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Pioneer Equity Income VCT Portfolio - Class I	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Pioneer High Yield Fund - Class A		
Pioneer High Yield VCT Portfolio - Class I		
Pioneer Strategic Income Fund - Class A		
Prudential Jennison Utility Fund - Class Z		
Royce Total Return Fund - K Class		
Small Company Growth Portfolio		
SMALLCAP World Fund® - Class R-4		
T. Rowe Price Institutional Large-Cap Growth Fund		
T. Rowe Price Mid-Cap Value Fund - R Class		
T. Rowe Price Value Fund - Advisor Class		
TCW Total Return Bond Fund - Class N		
Templeton Foreign Fund - Class A		
Templeton Global Bond Fund - Advisor Class		
Templeton Global Bond Fund - Class A		
The Hartford Capital Appreciation Fund - Class R4		
The Hartford Dividend And Growth Fund - Class R4		
Third Avenue Real Estate Value Fund - Institutional Class		
Thornburg International Value Fund - Class R4		
Touchstone Value Fund - Institutional Class		
U.S. Targeted Value Portfolio - Institutional Class		
USAA Precious Metals and Minerals Fund - Adviser Shares		
Victory Integrity Small-Cap Value Fund - Class Y		
Victory Sycamore Small Company Opportunity Fund - Class R		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Balanced Portfolio - Class I	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Corporate Leaders 100 Fund - Class I		
Voya Global Bond Portfolio - Adviser Class		
Voya Global Bond Portfolio - Initial Class		
Voya Global Bond Portfolio - Service Class		
Voya Global Equity Portfolio - Class I		
Voya Global Equity Portfolio - Class S		
Voya Global Perspectives® Portfolio - Class I		
Voya Global Real Estate Fund - Class A		
Voya GNMA Income Fund - Class A		
Voya Government Money Market Portfolio - Class I		
Voya Growth and Income Portfolio - Class A		
Voya Growth and Income Portfolio - Class I		
Voya Growth and Income Portfolio - Class S		
Voya High Yield Portfolio - Adviser Class		
Voya High Yield Portfolio - Institutional Class		
Voya High Yield Portfolio - Service Class		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus LargeCap Portfolio - Class S		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class S		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class S		
Voya Index Solution 2025 Portfolio - Initial Class		
Voya Index Solution 2025 Portfolio - Service 2 Class		
Voya Index Solution 2025 Portfolio - Service Class		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Index Solution 2035 Portfolio - Initial Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Index Solution 2035 Portfolio - Service 2 Class		
Voya Index Solution 2035 Portfolio - Service Class		
Voya Index Solution 2045 Portfolio - Initial Class		
Voya Index Solution 2045 Portfolio - Service 2 Class		
Voya Index Solution 2045 Portfolio - Service Class		
Voya Index Solution 2055 Portfolio - Initial Class		
Voya Index Solution 2055 Portfolio - Service 2 Class		
Voya Index Solution 2055 Portfolio - Service Class		
Voya Index Solution Income Portfolio - Initial Class		
Voya Index Solution Income Portfolio - Service 2 Class		
Voya Index Solution Income Portfolio - Service Class		
Voya Intermediate Bond Fund - Class A		
Voya Intermediate Bond Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class S		
Voya International Index Portfolio - Class I		
Voya International Index Portfolio - Class S		
Voya Large Cap Growth Portfolio - Adviser Class		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Growth Portfolio - Service Class		
Voya Large Cap Value Fund - Class A		
Voya Large Cap Value Portfolio - Adviser Class		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Large Cap Value Portfolio - Institutional Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Large Cap Value Portfolio - Service Class		
Voya Large-Cap Growth Fund - Class A		
Voya Limited Maturity Bond Portfolio - Adviser Class		
Voya MidCap Opportunities Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class S		
Voya Multi-Manager International Small Cap Fund - Class A		
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class		
Voya Multi-Manager Large Cap Core Portfolio - Service Class		
Voya Real Estate Fund - Class A		
Voya Russell™ Large Cap Growth Index Portfolio - Class I		
Voya Russell™ Large Cap Growth Index Portfolio - Class S		
Voya Russell™ Large Cap Index Portfolio - Class I		
Voya Russell™ Large Cap Index Portfolio - Class S		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class S		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S		
Voya Russell™ Mid Cap Index Portfolio - Class I		
Voya Russell™ Small Cap Index Portfolio - Class I		
Voya Small Company Portfolio - Class I		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Small Company Portfolio - Class S	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya SmallCap Opportunities Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class S		
Voya Solution 2025 Portfolio - Adviser Class		
Voya Solution 2025 Portfolio - Initial Class Voya		
Solution 2025 Portfolio - Service 2 Class		
Voya Solution 2025 Portfolio - Service Class		
Voya Solution 2035 Portfolio - Adviser Class		
Voya Solution 2035 Portfolio - Initial Class Voya		
Solution 2035 Portfolio - Service 2 Class		
Voya Solution 2035 Portfolio - Service Class		
Voya Solution 2045 Portfolio - Adviser Class		
Voya Solution 2045 Portfolio - Initial Class Voya		
Solution 2045 Portfolio - Service 2 Class		
Voya Solution 2045 Portfolio - Service Class		
Voya Solution 2055 Portfolio - Initial Class Voya		
Solution 2055 Portfolio - Service 2 Class		
Voya Solution 2055 Portfolio - Service Class		
Voya Solution Balanced Portfolio - Service Class		
Voya Solution Income Portfolio - Adviser Class		
Voya Solution Income Portfolio - Initial Class		
Voya Solution Income Portfolio - Service 2 Class		
Voya Solution Income Portfolio - Service Class		
Voya Solution Moderately Conservative Portfolio - Service Class		
Voya Strategic Allocation Conservative Portfolio - Class I		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Strategic Allocation Growth Portfolio - Class I	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Strategic Allocation Moderate Portfolio - Class I		
Voya U.S. Bond Index Portfolio - Class I		
Voya U.S. Stock Index Portfolio - Institutional Class		
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class		
VY® American Century Small-Mid Cap Value Portfolio - Service Class		
VY® Baron Growth Portfolio - Adviser Class		
VY® Baron Growth Portfolio - Service Class		
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class		
VY® Clarion Global Real Estate Portfolio - Adviser Class		
VY® Clarion Global Real Estate Portfolio - Institutional Class		
VY® Clarion Real Estate Portfolio - Adviser Class		
VY® Clarion Real Estate Portfolio - Institutional Class		
VY® Clarion Real Estate Portfolio - Service Class		
VY® Columbia Contrarian Core Portfolio - Service Class		
VY® Columbia Small Cap Value II Portfolio - Adviser Class		
VY® Columbia Small Cap Value II Portfolio - Service Class		
VY® Invesco Comstock Portfolio - Adviser Class		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® Invesco Comstock Portfolio - Service Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
VY® Invesco Equity and Income Portfolio - Adviser Class		
VY® Invesco Equity and Income Portfolio - Initial Class		
VY® Invesco Equity and Income Portfolio - Service Class		
VY® Invesco Growth and Income Portfolio - Institutional Class		
VY® Invesco Growth and Income Portfolio - Service Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class		
VY® JPMorgan Mid Cap Value Portfolio - Service Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class		
VY® Oppenheimer Global Portfolio - Adviser Class		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® Oppenheimer Global Portfolio - Initial Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
VY® Oppenheimer Global Portfolio - Service Class		
VY® Pioneer High Yield Portfolio - Initial Class		
VY® Pioneer High Yield Portfolio - Service Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class		
VY® T. Rowe Price Equity Income Portfolio - Service Class		
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class		
VY® T. Rowe Price Growth Equity Portfolio - Initial Class		
VY® T. Rowe Price Growth Equity Portfolio - Service Class		
VY® T. Rowe Price International Stock Portfolio - Adviser Class		
VY® T. Rowe Price International Stock Portfolio - Service Class		
VY® Templeton Foreign Equity Portfolio - Adviser Class		



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® Templeton Foreign Equity Portfolio - Initial Class VY® Templeton Foreign Equity Portfolio - Service Class VY® Templeton Global Growth Portfolio - Institutional Class VY® Templeton Global Growth Portfolio - Service Class Wanger International Wanger Select Wanger USA Washington Mutual Investors Fund^{SM} - Class R-3 Washington Mutual Investors Fund^{SM} - Class R-4 Wells Fargo Small Cap Value Fund - Class A Wells Fargo Special Small Cap Value Fund - Class A	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
The Hartford International Opportunities Fund - Class R4	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from June 16, 2016 through December 31, 2016
Lazard International Equity Portfolio - Open Shares	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 25, 2016 through December 31, 2016
LKCM Aquinas Catholic Equity Fund	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from July 29, 2016 through December 31, 2016



Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Lord Abbett Short Duration Income Fund - Class R4	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 09, 2016 through December 31, 2016
Oppenheimer Main Street Fund® - Class A	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 13, 2016 through December 31, 2016
Victory Sycamore Established Value Fund - Class A	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 19, 2016 through December 31, 2016
Voya Floating Rate Fund - Class A	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from June 01, 2016 through December 31, 2016
Voya Multi-Manager International Small Cap Fund - Class I	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from June 06, 2016 through December 31, 2016
Wells Fargo Small Company Growth Fund - Administrator Class	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 17, 2016 through December 31, 2016
Federated International Leaders Fund - Institutional Shares	For the period from October 4, 2017 through December 31, 2017	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 191	$ 622	$ 12,399	$ 156	$ 3,949
Total assets	191	622	12,399	156	3,949
Net assets	$ 191	$ 622	$ 12,399	$ 156	$ 3,949
Net assets					
Accumulation units	$ 191	$ 622	$ 12,399	$ 156	$ 3,949
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 191	$ 622	$ 12,399	$ 156	$ 3,949
Total number of mutual fund shares	32,775	18,657	790,760	20,519	183,436
Cost of mutual fund shares	$ 157	$ 551	$ 10,477	$ 155	$ 4,222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Assets					
Investments in mutual funds					
at fair value	$ 102	$ 686	$ 15	$ 109	$ 405
Total assets	102	686	15	109	405
Net assets	$ 102	$ 686	$ 15	$ 109	$ 405
Net assets					
Accumulation units	$ 102	$ 686	$ 15	$ 109	$ 405
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 102	$ 686	$ 15	$ 109	$ 405
Total number of mutual fund shares	2,732	18,627	759	3,072	96,904
Cost of mutual fund shares	$ 98	$ 621	$ 13	$ 110	$ 399

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Invesco American Value Fund - Class R5		Invesco Energy Fund - Class R5		Invesco Small Cap Value Fund - Class A		Invesco V.I. American Franchise Fund - Series I Shares		Invesco V.I. Core Equity Fund - Series I Shares	
Assets										
Investments in mutual funds at fair value	$	761	$	122	$	152	$	28,558	$	33,267
Total assets		761		122		152		28,558		33,267
Net assets	$	761	$	122	$	152	$	28,558	$	33,267
Net assets										
Accumulation units	$	761	$	122	$	152	$	28,432	$	32,930
Contracts in payout (annuitization)		—		—		—		126		337
Total net assets	$	761	$	122	$	152	$	28,558	$	33,267
Total number of mutual fund shares		20,378		4,736		8,031		453,521		905,963
Cost of mutual fund shares	$	741	$	117	$	140	$	22,334	$	26,657

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 5,544	$ 103	$ 331	$ 7	$ 385
Total assets	5,544	103	331	7	385
Net assets	$ 5,544	$ 103	$ 331	$ 7	$ 385
Net assets					
Accumulation units	$ 5,544	$ 103	$ 331	$ 7	$ 385
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,544	$ 103	$ 331	$ 7	$ 385
Total number of mutual fund shares	557,737	4,190	21,875	257	17,749
Cost of mutual fund shares	$ 5,359	$ 98	$ 293	$ 5	$ 392

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 46,559	$ 75,988	$ 2,956	$ 303	$ 31,930
Total assets	46,559	75,988	2,956	303	31,930
Net assets	$ 46,559	$ 75,988	$ 2,956	$ 303	$ 31,930
Net assets					
Accumulation units	$ 46,559	$ 75,988	$ 2,956	$ 303	$ 31,930
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 46,559	$ 75,988	$ 2,956	$ 303	$ 31,930
Total number of mutual fund shares	1,331,793	1,484,726	109,432	11,467	2,740,797
Cost of mutual fund shares	$ 42,265	$ 60,593	$ 2,720	$ 296	$ 32,436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Assets					
Investments in mutual funds					
at fair value	$ 11,002	$ 1,037	$ 111,597	$ 7,946	$ 34,886
Total assets	11,002	1,037	111,597	7,946	34,886
Net assets	$ 11,002	$ 1,037	$ 111,597	$ 7,946	$ 34,886
Net assets					
Accumulation units	$ 11,002	$ 1,037	$ 111,597	$ 7,946	$ 34,886
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,002	$ 1,037	$ 111,597	$ 7,946	$ 34,886
Total number of mutual fund shares	280,389	16,716	1,797,929	195,379	817,202
Cost of mutual fund shares	$ 9,789	$ 921	$ 89,190	$ 7,300	$ 34,526

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class		Ariel Fund - Investor Class		Artisan International Fund - Investor Shares		BlackRock Equity Dividend Fund - Investor A Shares		BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	
Assets										
Investments in mutual funds at fair value	$	529	$	11,013	$	13,001	$	920	$	3,677
Total assets		529		11,013		13,001		920		3,677
Net assets	$	529	$	11,013	$	13,001	$	920	$	3,677
Net assets										
Accumulation units	$	529	$	11,013	$	13,001	$	920	$	3,677
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	529	$	11,013	$	13,001	$	920	$	3,677
Total number of mutual fund shares		11,053		157,368		390,060		40,496		65,485
Cost of mutual fund shares	$	555	$	10,681	$	11,741	$	891	$	3,464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares		BlackRock Mid Cap Dividend Fund - Institutional Shares		BlackRock Mid Cap Dividend Fund - Investor A Shares		Bond Fund of America^{SM} - Class R-4		Calvert VP SRI Balanced Portfolio	
Assets										
Investments in mutual funds										
at fair value	$	20,564	$	213	$	14,540	$	10,477	$	49,710
Total assets		20,564		213		14,540		10,477		49,710
Net assets	$	20,564	$	213	$	14,540	$	10,477	$	49,710
Net assets										
Accumulation units	$	20,564	$	213	$	14,540	$	10,477	$	49,507
Contracts in payout (annuitization)		—		—		—		—		203
Total net assets	$	20,564	$	213	$	14,540	$	10,477	$	49,710
Total number of mutual fund shares		383,368		11,640		832,305		812,823		22,291,522
Cost of mutual fund shares	$	18,976	$	222	$	15,958	$	10,411	$	41,570

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Capital Income Builder® - Class R-4		Capital World Growth & Income Fund^SM - Class R-3		Cohen & Steers Realty Shares, Inc.		Columbia^SM Acorn® Fund - Class A		Columbia^SM Acorn® Fund - Class Z
Assets									
Investments in mutual funds									
at fair value	$	4,337	$	670	$	9,057	$	63	$	3
Total assets		4,337		670		9,057		63		3
Net assets	$	4,337	$	670	$	9,057	$	63	$	3
Net assets									
Accumulation units	$	4,337	$	670	$	9,057	$	63	$	3
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	4,337	$	670	$	9,057	$	63	$	3
Total number of mutual fund shares		69,076		13,189		140,544		4,856		214
Cost of mutual fund shares	$	4,137	$	609	$	9,788	$	85	$	4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Smid Cap Growth Fund - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 9,051	$ 2	$ 351	$ 50	$ 9,364
Total assets	9,051	2	351	50	9,364
Net assets	$ 9,051	$ 2	$ 351	$ 50	$ 9,364
Net assets					
Accumulation units	$ 9,051	$ 2	$ 351	$ 50	$ 9,364
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,051	$ 2	$ 351	$ 50	$ 9,364
Total number of mutual fund shares	662,081	162	16,720	938	318,066
Cost of mutual fund shares	$ 10,431	$ 2	$ 395	$ 45	$ 8,691

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Delaware Small Cap Value Fund - Class A		Deutsche Small Cap Growth Fund - Class S		DFA Inflation-Protected Securities Portfolio - Institutional Class		Emerging Markets Core Equity Portfolio - Institutional Class		U.S. Targeted Value Portfolio - Institutional Class
Assets									
Investments in mutual funds									
at fair value	$	4,020	$	31	$	670	$	1,752	$	13,492
Total assets		4,020		31		670		1,752		13,492
Net assets	$	4,020	$	31	$	670	$	1,752	$	13,492
Net assets									
Accumulation units	$	4,020	$	31	$	670	$	1,752	$	13,492
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	4,020	$	31	$	670	$	1,752	$	13,492
Total number of mutual fund shares		60,964		885		57,057		75,454		542,065
Cost of mutual fund shares	$	3,762	$	28	$	680	$	1,426	$	12,009

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 154	$ 159	$ 737	$ 2	$ 4,540
Total assets	154	159	737	2	4,540
Net assets	$ 154	$ 159	$ 737	$ 2	$ 4,540
Net assets					
Accumulation units	$ 154	$ 159	$ 737	$ 2	$ 4,540
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 154	$ 159	$ 737	$ 2	$ 4,540
Total number of mutual fund shares	3,334	780	3,383	97	82,414
Cost of mutual fund shares	$ 124	$ 134	$ 732	$ 2	$ 3,819

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4		Federated International Leaders Fund - Institutional Shares		Fidelity Advisor® New Insights Fund - Class I		Fidelity® VIP Equity-Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class
Assets									
Investments in mutual funds									
at fair value	$	348,913	$	—	$	2,322	$	276,235	$	345,776
Total assets		348,913		—		2,322		276,235		345,776
Net assets	$	348,913	$	—	$	2,322	$	276,235	$	345,776
Net assets									
Accumulation units	$	348,913	$	—	$	2,322	$	272,797	$	342,876
Contracts in payout (annuitization)		—		—		—		3,438		2,900
Total net assets	$	348,913	$	—	$	2,322	$	276,235	$	345,776
Total number of mutual fund shares		6,333,514		8		72,472		11,562,782		4,669,488
Cost of mutual fund shares	$	254,437	$	—	$	2,052	$	230,607	$	193,521

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 8,724	$ 33,166	$ 1,337,984	$ 253,980	$ 4
Total assets	8,724	33,166	1,337,984	253,980	4
Net assets	$ 8,724	$ 33,166	$ 1,337,984	$ 253,980	$ 4
Net assets					
Accumulation units	$ 8,697	$ 33,166	$ 1,329,633	$ 253,980	$ 4
Contracts in payout (annuitization)	27	—	8,351	—	—
Total net assets	$ 8,724	$ 33,166	$ 1,337,984	$ 253,980	$ 4
Total number of mutual fund shares	1,600,753	1,450,202	35,265,792	936,573	96
Cost of mutual fund shares	$ 8,942	$ 25,980	$ 974,055	$ 152,521	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class		Franklin Mutual Global Discovery Fund - Class R		Franklin Biotechnology Discovery Fund - Advisor Class		Franklin Natural Resources Fund - Advisor Class		Franklin Small-Mid Cap Growth Fund - Class A
Assets									
Investments in mutual funds									
at fair value	$	16,375	$	1,799	$	320	$	30	$	335
Total assets		16,375		1,799		320		30		335
Net assets	$	16,375	$	1,799	$	320	$	30	$	335
Net assets									
Accumulation units	$	16,375	$	1,799	$	320	$	30	$	335
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	16,375	$	1,799	$	320	$	30	$	335
Total number of mutual fund shares		1,075,177		57,343		2,083		1,052		9,485
Cost of mutual fund shares	$	16,602	$	1,815	$	316	$	28	$	341

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2		Goldman Sachs Growth Opportunities Fund - Class IR		Growth Fund of America® - Class R-3		Growth Fund of America® - Class R-4		The Hartford Capital Appreciation Fund - Class R4	
Assets										
Investments in mutual funds										
at fair value	$	126,589	$	54	$	11,915	$	445,366	$	—
Total assets		126,589		54		11,915		445,366		—
Net assets	$	126,589	$	54	$	11,915	$	445,366	$	—
Net assets										
Accumulation units	$	125,273	$	54	$	11,915	$	445,366	$	—
Contracts in payout (annuitization)		1,316		—		—		—		—
Total net assets	$	126,589	$	54	$	11,915	$	445,366	$	—
Total number of mutual fund shares		6,393,400		2,459		245,016		9,070,594		4
Cost of mutual fund shares	$	115,788	$	58	$	10,462	$	308,514	$	—

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 7	$ 1,350	$ 1,305	$ 9,902	$ 151
Total assets	7	1,350	1,305	9,902	151
Net assets	$ 7	$ 1,350	$ 1,305	$ 9,902	$ 151
Net assets					
Accumulation units	$ 7	$ 1,350	$ 1,305	$ 9,902	$ 151
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7	$ 1,350	$ 1,305	$ 9,902	$ 151
Total number of mutual fund shares	270	77,027	56,042	147,708	4,272
Cost of mutual fund shares	$ 7	$ 1,307	$ 1,202	$ 9,217	$ 121

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Janus Henderson Enterprise Portfolio - Institutional Shares		Janus Henderson Flexible Bond Portfolio - Institutional Shares		Janus Henderson Global Research Portfolio - Institutional Shares		Janus Henderson Research Portfolio - Institutional Shares		JPMorgan Equity Income Fund - Select Class	
Assets										
Investments in mutual funds at fair value	$	301	$	16	$	73	$	68	$	1,259
Total assets		301		16		73		68		1,259
Net assets	$	301	$	16	$	73	$	68	$	1,259
Net assets										
Accumulation units	$	301	$	16	$	73	$	68	$	1,259
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	301	$	16	$	73		68	$	1,259
Total number of mutual fund shares		4,263		1,370		1,429		1,872		72,355
Cost of mutual fund shares	$	224	$	16	$	49	$	54	$	1,095

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	JPMorgan Government Bond Fund - Select Class	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ 653	$ 902	$ 601	$ 569	$ 14,804
Total assets	653	902	601	569	14,804
Net assets	$ 653	$ 902	$ 601	$ 569	$ 14,804
Net assets					
Accumulation units	$ 653	$ 902	$ 601	$ 569	$ 14,804
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 653	$ 902	$ 601	$ 569	$ 14,804
Total number of mutual fund shares	62,284	45,470	2,679	33,126	439,287
Cost of mutual fund shares	$ 658	$ 822	$ 585	$ 535	$ 14,918

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4
Assets					
Investments in mutual funds at fair value	$ 429	$ 30	$ 115	$ 24	$ 3,967
Total assets	429	30	115	24	3,967
Net assets	$ 429	$ 30	$ 115	$ 24	$ 3,967
Net assets					
Accumulation units	$ 429	$ 30	$ 115	$ 24	$ 3,967
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 429	$ 30	$ 115	$ 24	$ 3,967
Total number of mutual fund shares	37,988	1,422	4,931	2,234	931,146
Cost of mutual fund shares	$ 436	$ 30	$ 96	$ 25	$ 4,006

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Assets					
Investments in mutual funds at fair value	$ 936	$ 981	$ 200	$ 83,700	$ 2
Total assets	936	981	200	83,700	2
Net assets	$ 936	$ 981	$ 200	$ 83,700	$ 2
Net assets					
Accumulation units	$ 936	$ 981	$ 200	$ 83,046	$ 2
Contracts in payout (annuitization)	—	—	—	654	—
Total net assets	$ 936	$ 981	$ 200	$ 83,700	$ 2
Total number of mutual fund shares	31,309	48,065	15,413	3,414,945	243
Cost of mutual fund shares	$ 666	$ 1,120	$ 193	$ 59,748	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3
Assets					
Investments in mutual funds					
at fair value	$ 73	$ 16,550	$ 21,142	$ 107	$ 621
Total assets	73	16,550	21,142	107	621
Net assets	$ 73	$ 16,550	$ 21,142	$ 107	$ 621
Net assets					
Accumulation units	$ 73	$ 16,550	$ 21,142	$ 107	$ 621
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 73	$ 16,550	$ 21,142	$ 107	$ 621
Total number of mutual fund shares	2,629	1,552,566	1,983,258	3,930	14,486
Cost of mutual fund shares	$ 62	$ 16,681	$ 21,481	$ 99	$ 542

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 315	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Total assets	315	2,449	13,921	2,010	189,193
Net assets	$ 315	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Net assets					
Accumulation units	$ 315	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 315	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Total number of mutual fund shares	5,462	64,343	364,528	47,641	4,444,288
Cost of mutual fund shares	$ 301	$ 2,263	$ 13,512	$ 1,780	$ 147,107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	New World Fund® - Class R-4		Nuveen Global Infrastructure Fund - Class I		Oppenheimer Capital Appreciation Fund - Class A		Oppenheimer Developing Markets Fund - Class A		Oppenheimer Developing Markets Fund - Class Y
Assets									
Investments in mutual funds at fair value	$	1,038	$	2,125	$	74	$	268,701	$	51,340
Total assets		1,038		2,125		74		268,701		51,340
Net assets	$	1,038	$	2,125	$	74	$	268,701	$	51,340
Net assets									
Accumulation units	$	1,038	$	2,125	$	74	$	268,701	$	51,340
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,038	$	2,125	$	74	$	268,701	$	51,340
Total number of mutual fund shares		15,600		195,141		1,266		6,168,537		1,195,625
Cost of mutual fund shares	$	897	$	2,091	$	69	$	188,898	$	40,711

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A
Assets					
Investments in mutual funds at fair value	$ 52	$ 160	$ 474	$ 616	$ 796
Total assets	52	160	474	616	796
Net assets	$ 52	$ 160	$ 474	$ 616	$ 796
Net assets					
Accumulation units	$ 52	$ 160	$ 474	$ 616	$ 796
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 52	$ 160	$ 474	$ 616	$ 796
Total number of mutual fund shares	3,174	26,867	10,865	12,538	15,600
Cost of mutual fund shares	$ 48	$ 160	$ 408	$ 492	$ 794

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA
Assets					
Investments in mutual funds at fair value	$ 66	$ 29,512	$ 16	$ 283	$ 95
Total assets	66	29,512	16	283	95
Net assets	$ 66	$ 29,512	$ 16	$ 283	$ 95
Net assets					
Accumulation units	$ —	$ 29,512	$ —	$ 283	$ 95
Contracts in payout (annuitization)	66	—	16	—	—
Total net assets	$ 66	$ 29,512	$ 16	$ 283	$ 95
Total number of mutual fund shares	2,060	1,144,304	192	5,976	18,513
Cost of mutual fund shares	$ 50	$ 28,261	$ 15	$ 167	$ 97

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 31,131	$ 40,220	$ 1,406	$ 81,690	$ 15,188
Total assets	31,131	40,220	1,406	81,690	15,188
Net assets	$ 31,131	$ 40,220	$ 1,406	$ 81,690	$ 15,188
Net assets					
Accumulation units	$ 31,131	$ 40,220	$ 1,406	$ 81,690	$ 15,188
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 31,131	$ 40,220	$ 1,406	$ 81,690	$ 15,188
Total number of mutual fund shares	729,579	1,774,953	211,377	6,577,281	419,329
Cost of mutual fund shares	$ 28,817	$ 40,422	$ 1,434	$ 90,369	$ 14,293

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z
Assets					
Investments in mutual funds at fair value	$ 799	$ 483	—	$ 20,189	$ 105
Total assets	799	483	—	20,189	105
Net assets	$ 799	$ 483	$ —	$ 20,189	$ 105
Net assets					
Accumulation units	$ 799	$ 483	$ —	$ 20,189	$ 105
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 799	$ 483	$ —	$ 20,189	$ 105
Total number of mutual fund shares	81,986	44,637	7	2,118,516	7,418
Cost of mutual fund shares	$ 799	$ 471	$ —	$ 20,943	$ 102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 11,957	$ 5	$ 3	$ 4,677	$ 23,121
Total assets	11,957	5	3	4,677	23,121
Net assets	$ 11,957	$ 5	$ 3	$ 4,677	$ 23,121
Net assets					
Accumulation units	$ 11,957	$ 5	$ 3	$ 4,677	$ 23,121
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,957	$ 5	$ 3	$ 4,677	$ 23,121
Total number of mutual fund shares	821,808	371	340	253,637	417,654
Cost of mutual fund shares	$ 10,779	$ 5	$ 3	$ 4,450	$ 20,201

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 25,083	$ 1,113	$ 418	$ 6,006	$ 495
Total assets	25,083	1,113	418	6,006	495
Net assets	$ 25,083	$ 1,113	$ 418	$ 6,006	$ 495
Net assets					
Accumulation units	$ 25,083	$ 1,113	$ 418	$ 6,006	$ 495
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 25,083	$ 1,113	$ 418	$ 6,006	$ 495
Total number of mutual fund shares	679,578	37,334	11,367	587,113	61,276
Cost of mutual fund shares	$ 21,101	$ 1,033	$ 388	$ 6,186	$ 434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class		Templeton Global Bond Fund - Class A		Third Avenue Real Estate Value Fund - Institutional Class		Thornburg International Value Fund - Class R4		Touchstone Value Fund - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	27,852	$	127,026	$	78	$	3	$	10,377
Total assets		27,852		127,026		78		3		10,377
Net assets	$	27,852	$	127,026	$	78	$	3	$	10,377
Net assets										
Accumulation units	$	27,852	$	127,026	$	78	$	3	$	10,377
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	27,852	$	127,026	$	78	$	3	$	10,377
Total number of mutual fund shares		2,350,387		10,683,466		2,265		119		1,035,586
Cost of mutual fund shares	$	29,889	$	138,669	$	76	$	3	$	9,757

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 13,321	$ 120	$ 188	$ 46	$ 332
Total assets	13,321	120	188	46	332
Net assets	$ 13,321	$ 120	$ 188	$ 46	$ 332
Net assets					
Accumulation units	$ 13,321	$ 120	$ 188	$ 46	$ 332
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 13,321	$ 120	$ 188	$ 46	$ 332
Total number of mutual fund shares	1,012,209	7,045	7,639	1,868	8,131
Cost of mutual fund shares	$ 14,801	$ 98	$ 164	$ 39	$ 316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Victory Sycamore Established Value Fund - Class A		Victory Sycamore Small Company Opportunity Fund - Class R		Voya Balanced Portfolio - Class I		Voya Large Cap Value Fund - Class A		Voya Real Estate Fund - Class A	
Assets										
Investments in mutual funds at fair value	$	3,525	$	53	$	252,764	$	131	$	755
Total assets		3,525		53		252,764		131		755
Net assets	$	3,525	$	53	$	252,764	$	131	$	755
Net assets										
Accumulation units	$	3,525	$	53	$	237,511	$	131	$	755
Contracts in payout (annuitization)		—		—		15,253		—		—
Total net assets	$	3,525	$	53	$	252,764	$	131	$	755
Total number of mutual fund shares		86,859		1,203		15,144,612		10,628		49,516
Cost of mutual fund shares	$	3,177	$	46	$	174,891	$	128	$	912

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large-Cap Growth Fund - Class A		Voya Floating Rate Fund - Class A		Voya GNMA Income Fund - Class A		Voya Intermediate Bond Fund - Class A		Voya Intermediate Bond Portfolio - Class I
Assets									
Investments in mutual funds at fair value	$	236	$	775	$	2,981	$	815	$	455,985
Total assets		236		775		2,981		815		455,985
Net assets	$	236	$	775	$	2,981	$	815	$	455,985
Net assets										
Accumulation units	$	236	$	775	$	2,981	$	815	$	446,396
Contracts in payout (annuitization)		—		—		—		—		9,589
Total net assets	$	236	$	775	$	2,981	$	815	$	455,985
Total number of mutual fund shares		6,354		78,814		355,767		80,520		35,457,620
Cost of mutual fund shares	$	196	$	780	$	3,054	$	809	$	452,618

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,627	$ 2,388	$ 39	$ 39,407	$ 21,758
Total assets	2,627	2,388	39	39,407	21,758
Net assets	$ 2,627	$ 2,388	$ 39	$ 39,407	$ 21,758
Net assets					
Accumulation units	$ 2,627	$ 2,388	$ 39	$ 39,407	$ 21,758
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,627	$ 2,388	$ 39	$ 39,407	$ 21,758
Total number of mutual fund shares	205,566	206,759	3,912	3,960,517	2,188,920
Cost of mutual fund shares	$ 2,642	$ 2,191	$ 40	$ 40,335	$ 22,307

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Adviser Class		Voya Large Cap Growth Portfolio - Institutional Class		Voya Large Cap Growth Portfolio - Service Class		Voya Large Cap Value Portfolio - Adviser Class		Voya Large Cap Value Portfolio - Institutional Class
Assets									
Investments in mutual funds									
at fair value	$	143	$	535,736	$	11,802	$	21	$	335,852
Total assets		143		535,736		11,802		21		335,852
Net assets	$	143	$	535,736	$	11,802	$	21	$	335,852
Net assets									
Accumulation units	$	143	$	534,440	$	11,802	$	21	$	332,439
Contracts in payout (annuitization)		—		1,296		—		—		3,413
Total net assets	$	143	$	535,736	$	11,802	$	21	$	335,852
Total number of mutual fund shares		7,384		25,756,541		580,827		1,586		25,252,058
Cost of mutual fund shares	$	131	$	457,720	$	10,725	$	17	$	271,466

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,692	$ 11	$ 13,106	$ 434	$ 29,429
Total assets	1,692	11	13,106	434	29,429
Net assets	$ 1,692	$ 11	$ 13,106	$ 434	$ 29,429
Net assets					
Accumulation units	$ 1,692	$ 11	$ 12,856	$ 434	$ 29,429
Contracts in payout (annuitization)	—	—	250	—	—
Total net assets	$ 1,692	$ 11	$ 13,106	$ 434	$ 29,429
Total number of mutual fund shares	128,788	1,123	776,405	25,657	1,875,655
Cost of mutual fund shares	$ 1,543	$ 11	$ 11,587	$ 362	$ 26,665

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class		VY® Clarion Global Real Estate Portfolio - Adviser Class		VY® Clarion Global Real Estate Portfolio - Institutional Class		VY® Clarion Real Estate Portfolio - Adviser Class		VY® Clarion Real Estate Portfolio - Institutional Class	
Assets										
Investments in mutual funds at fair value	$	32	$	6	$	81,417	$	42	$	1,820
Total assets		32		6		81,417		42		1,820
Net assets	$	32	$	6	$	81,417	$	42	$	1,820
Net assets										
Accumulation units	$	32	$	6	$	81,417	$	42	$	—
Contracts in payout (annuitization)		—		—		—		—		1,820
Total net assets	$	32	$	6	$	81,417	$	42	$	1,820
Total number of mutual fund shares		3,446		511		6,518,603		1,171		48,205
Cost of mutual fund shares	$	32	$	6	$	73,737	$	43	$	1,463

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class		VY® Invesco Growth and Income Portfolio - Institutional Class		VY® Invesco Growth and Income Portfolio - Service Class		VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class		VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets									
Investments in mutual funds at fair value	$	53,192	$	32,904	$	33,274	$	202	$	16,078
Total assets		53,192		32,904		33,274		202		16,078
Net assets	$	53,192	$	32,904	$	33,274	$	202	$	16,078
Net assets									
Accumulation units	$	53,192	$	32,904	$	33,274	$	202	$	16,078
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	53,192	$	32,904	$	33,274	$	202	$	16,078
Total number of mutual fund shares		1,412,057		1,165,574		1,170,396		9,850		747,139
Cost of mutual fund shares	$	41,399	$	32,263	$	31,774	$	156	$	12,750

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class		VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	
Assets									
Investments in mutual funds at fair value	$	28,556	$	46	$	45,257	$	33,973	$	39
Total assets		28,556		46		45,257		33,973		39
Net assets	$	28,556	$	46	$	45,257	$	33,973	$	39
Net assets									
Accumulation units	$	28,556	$	46	$	45,257	$	33,973	$	39
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	28,556	$	46	$	45,257	$	33,973	$	39
Total number of mutual fund shares		1,334,381		2,294		2,119,767		1,612,365		2,296
Cost of mutual fund shares	$	24,065	$	41	$	40,724	$	30,614	$	37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 479	$ 316,392	$ 827,633	$ 1,125	$ 106,982
Total assets	479	316,392	827,633	1,125	106,982
Net assets	$ 479	$ 316,392	$ 827,633	$ 1,125	$ 106,982
Net assets					
Accumulation units	$ 479	$ 316,392	$ 827,633	$ 1,125	$ 106,522
Contracts in payout (annuitization)	—	—	—	—	460
Total net assets	$ 479	$ 316,392	$ 827,633	$ 1,125	$ 106,982
Total number of mutual fund shares	18,041	11,446,902	29,932,495	78,421	7,317,504
Cost of mutual fund shares	$ 467	$ 302,945	$ 756,067	$ 1,086	$ 100,253

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 98	$ 8,970	$ 704	$ 5,690	$ 219,152
Total assets	98	8,970	704	5,690	219,152
Net assets	$ 98	$ 8,970	$ 704	$ 5,690	$ 219,152
Net assets					
Accumulation units	$ 98	$ 8,970	$ 704	$ 5,690	$ 218,083
Contracts in payout (annuitization)	—	—	—	—	1,069
Total net assets	$ 98	$ 8,970	$ 704	$ 5,690	$ 219,152
Total number of mutual fund shares	6,049	555,444	62,052	496,981	219,151,623
Cost of mutual fund shares	$ 74	$ 7,332	$ 679	$ 5,999	$ 219,152

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 54	$ 388	$ 1,543	$ 267	$ 76,778
Total assets	54	388	1,543	267	76,778
Net assets	$ 54	$ 388	$ 1,543	$ 267	$ 76,778
Net assets					
Accumulation units	$ 54	$ 388	$ 1,543	$ 267	$ 75,045
Contracts in payout (annuitization)	—	—	—	—	1,733
Total net assets	$ 54	$ 388	$ 1,543	$ 267	$ 76,778
Total number of mutual fund shares	3,058	6,042	24,151	24,386	6,892,087
Cost of mutual fund shares	$ 59	$ 288	$ 1,458	$ 254	$ 77,562

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 559	$ 10,973	$ 4,318	$ 4,336	$ 12,725
Total assets	559	10,973	4,318	4,336	12,725
Net assets	$ 559	$ 10,973	$ 4,318	$ 4,336	$ 12,725
Net assets					
Accumulation units	$ 550	$ 10,973	$ 4,318	$ 4,336	$ 12,725
Contracts in payout (annuitization)	9	—	—	—	—
Total net assets	$ 559	$ 10,973	$ 4,318	$ 4,336	$ 12,725
Total number of mutual fund shares	50,278	978,819	389,330	397,830	1,092,241
Cost of mutual fund shares	$ 534	$ 10,658	$ 4,078	$ 4,239	$ 12,249

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 5,806	$ 2,373	$ 14,017	$ 3,154	$ 2,783
Total assets	5,806	2,373	14,017	3,154	2,783
Net assets	$ 5,806	$ 2,373	$ 14,017	$ 3,154	$ 2,783
Net assets					
Accumulation units	$ 5,806	$ 2,373	$ 14,017	$ 3,154	$ 2,783
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,806	$ 2,373	$ 14,017	$ 3,154	$ 2,783
Total number of mutual fund shares	504,421	209,635	1,151,756	262,838	235,858
Cost of mutual fund shares	$ 5,536	$ 2,233	$ 13,284	$ 2,895	$ 2,588

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,069	$ 2,038	$ 1,296	$ 4,533	$ 990
Total assets	4,069	2,038	1,296	4,533	990
Net assets	$ 4,069	$ 2,038	$ 1,296	$ 4,533	$ 990
Net assets					
Accumulation units	$ 4,069	$ 2,038	$ 1,296	$ 4,533	$ 990
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,069	$ 2,038	$ 1,296	$ 4,533	$ 990
Total number of mutual fund shares	261,826	132,709	85,048	426,843	94,181
Cost of mutual fund shares	$ 3,678	$ 1,862	$ 1,174	$ 4,280	$ 933

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 1,245	$ 501	$ 8,717	$ 145,817	$ 8,664
Total assets	1,245	501	8,717	145,817	8,664
Net assets	$ 1,245	$ 501	$ 8,717	$ 145,817	$ 8,664
Net assets					
Accumulation units	$ 1,245	$ 501	$ 8,717	$ 145,817	$ 8,664
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,245	$ 501	$ 8,717	$ 145,817	$ 8,664
Total number of mutual fund shares	121,018	42,762	723,974	12,253,511	749,441
Cost of mutual fund shares	$ 1,179	$ 475	$ 8,343	$ 143,188	$ 8,339

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 460	$ 6,878	$ 156,617	$ 12,339	$ 29
Total assets	460	6,878	156,617	12,339	29
Net assets	$ 460	$ 6,878	$ 156,617	$ 12,339	$ 29
Net assets					
Accumulation units	$ 460	$ 6,878	$ 156,617	$ 12,339	$ 29
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 460	$ 6,878	$ 156,617	$ 12,339	$ 29
Total number of mutual fund shares	37,470	546,275	12,579,712	1,028,231	2,328
Cost of mutual fund shares	$ 417	$ 6,479	$ 150,485	$ 12,100	$ 27

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class		Voya Solution 2045 Portfolio - Service Class		Voya Solution 2045 Portfolio - Service 2 Class		Voya Solution 2055 Portfolio - Initial Class		Voya Solution 2055 Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	6,333	$	122,145	$	5,732	$	2,039	$	25,364
Total assets		6,333		122,145		5,732		2,039		25,364
Net assets	$	6,333	$	122,145	$	5,732	$	2,039	$	25,364
Net assets										
Accumulation units	$	6,333	$	122,145	$	5,732	$	2,039	$	25,364
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	6,333	$	122,145	$	5,732	$	2,039	$	25,364
Total number of mutual fund shares		496,682		9,717,207		467,916		137,924		1,734,904
Cost of mutual fund shares	$	5,810	$	116,981	$	5,204	$	1,838	$	23,198

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,429	$ 6,414	$ 836	$ 8,750	$ 55,737
Total assets	1,429	6,414	836	8,750	55,737
Net assets	$ 1,429	$ 6,414	$ 836	$ 8,750	$ 55,737
Net assets					
Accumulation units	$ 1,429	$ 6,414	$ 836	$ 8,750	$ 55,737
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,429	$ 6,414	$ 836	$ 8,750	$ 55,737
Total number of mutual fund shares	98,304	628,193	70,577	721,333	4,637,015
Cost of mutual fund shares	$ 1,258	$ 6,319	$ 782	$ 8,316	$ 52,172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,736	$ 7,396	$ 73	$ 39,257	$ 73,631
Total assets	4,736	7,396	73	39,257	73,631
Net assets	$ 4,736	$ 7,396	$ 73	$ 39,257	$ 73,631
Net assets					
Accumulation units	$ 4,736	$ 7,396	$ 73	$ 39,257	$ 72,830
Contracts in payout (annuitization)	—	—	—	—	801
Total net assets	$ 4,736	$ 7,396	$ 73	$ 39,257	$ 73,631
Total number of mutual fund shares	404,121	726,491	5,783	2,920,907	5,557,028
Cost of mutual fund shares	$ 4,449	$ 7,410	$ 66	$ 37,203	$ 69,039

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 393	$ 130,478	$ 14,546	$ 167	$ 7,003
Total assets	393	130,478	14,546	167	7,003
Net assets	$ 393	$ 130,478	$ 14,546	$ 167	$ 7,003
Net assets					
Accumulation units	$ 393	$ 129,545	$ 14,390	$ 167	$ 7,003
Contracts in payout (annuitization)	—	933	156	—	—
Total net assets	$ 393	$ 130,478	$ 14,546	$ 167	$ 7,003
Total number of mutual fund shares	14,103	4,451,646	604,075	8,546	348,410
Cost of mutual fund shares	$ 355	$ 112,384	$ 13,116	$ 111	$ 5,893

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 438	$ 68,978	$ 1,561	$ 326,650	$ 1,649
Total assets	438	68,978	1,561	326,650	1,649
Net assets	$ 438	$ 68,978	$ 1,561	$ 326,650	$ 1,649
Net assets					
Accumulation units	$ 438	$ 67,683	$ 1,561	$ 324,068	$ 1,649
Contracts in payout (annuitization)	—	1,295	—	2,582	—
Total net assets	$ 438	$ 68,978	$ 1,561	$ 326,650	$ 1,649
Total number of mutual fund shares	21,740	3,397,953	33,346	6,875,388	34,921
Cost of mutual fund shares	$ 280	$ 44,348	$ 1,529	$ 279,331	$ 1,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 351	$ 24,121	$ 70,926	$ 453	$ 649,773
Total assets	351	24,121	70,926	453	649,773
Net assets	$ 351	$ 24,121	$ 70,926	$ 453	$ 649,773
Net assets					
Accumulation units	$ 351	$ 24,121	$ 69,599	$ 453	$ 646,110
Contracts in payout (annuitization)	—	—	1,327	—	3,663
Total net assets	$ 351	$ 24,121	$ 70,926	$ 453	$ 649,773
Total number of mutual fund shares	17,755	1,188,207	3,528,666	21,134	29,098,636
Cost of mutual fund shares	$ 334	$ 24,364	$ 67,777	$ 329	$ 432,470

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,667	$ 39,046	$ 416	$ 331	$ 456,024
Total assets	1,667	39,046	416	331	456,024
Net assets	$ 1,667	$ 39,046	$ 416	$ 331	$ 456,024
Net assets					
Accumulation units	$ 1,667	$ 38,002	$ 416	$ 331	$ 454,077
Contracts in payout (annuitization)	—	1,044	—	—	1,947
Total net assets	$ 1,667	$ 39,046	$ 416	$ 331	$ 456,024
Total number of mutual fund shares	77,426	3,267,431	34,805	31,522	39,448,485
Cost of mutual fund shares	$ 1,295	$ 39,592	$ 402	$ 301	$ 369,574

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 1,378	$ 1,656	$ 469,719	$ 3,994	$ 238
Total assets	1,378	1,656	469,719	3,994	238
Net assets	$ 1,378	$ 1,656	$ 469,719	$ 3,994	$ 238
Net assets					
Accumulation units	$ 1,378	$ 1,656	$ 464,644	$ 3,994	$ 238
Contracts in payout (annuitization)	—	—	5,075	—	—
Total net assets	$ 1,378	$ 1,656	$ 469,719	$ 3,994	$ 238
Total number of mutual fund shares	123,630	19,206	5,040,447	44,526	18,225
Cost of mutual fund shares	$ 1,311	$ 1,493	$ 363,407	$ 3,717	$ 199

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class		VY® Templeton Foreign Equity Portfolio - Service Class		Voya Corporate Leaders 100 Fund - Class I		Voya Strategic Allocation Conservative Portfolio - Class I		Voya Strategic Allocation Growth Portfolio - Class I
Assets									
Investments in mutual funds									
at fair value	$	91,104	$	196	$	5,878	$	28,660	$	72,444
Total assets		91,104		196		5,878		28,660		72,444
Net assets	$	91,104	$	196	$	5,878	$	28,660	$	72,444
Net assets									
Accumulation units	$	89,510	$	196	$	5,878	$	28,012	$	71,728
Contracts in payout (annuitization)		1,594		—		—		648		716
Total net assets	$	91,104	$	196	$	5,878	$	28,660	$	72,444
Total number of mutual fund shares		6,896,589		14,902		268,541		2,121,407		4,519,255
Cost of mutual fund shares	$	72,100	$	179	$	5,138	$	26,098	$	47,697

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I		Voya Growth and Income Portfolio - Class A		Voya Growth and Income Portfolio - Class I		Voya Growth and Income Portfolio - Class S		Voya Global Equity Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	64,749	$	1,456	$	1,266,962	$	355	$	90,478
Total assets		64,749		1,456		1,266,962		355		90,478
Net assets	$	64,749	$	1,456	$	1,266,962	$	355	$	90,478
Net assets										
Accumulation units	$	63,311	$	1,456	$	1,194,738	$	355	$	89,062
Contracts in payout (annuitization)		1,438		—		72,224		—		1,416
Total net assets	$	64,749	$	1,456	$	1,266,962	$	355	$	90,478
Total number of mutual fund shares		4,374,949		50,305		43,137,952		12,268		8,129,243
Cost of mutual fund shares	$	49,815	$	1,389	$	1,079,660	$	364	$	77,035

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S		Voya Index Plus LargeCap Portfolio - Class I		Voya Index Plus LargeCap Portfolio - Class S		Voya Index Plus MidCap Portfolio - Class I		Voya Index Plus MidCap Portfolio - Class S
Assets									
Investments in mutual funds at fair value	$	12,878	$	377,022	$	201	$	357,140	$	71
Total assets		12,878		377,022		201		357,140		71
Net assets	$	12,878	$	377,022	$	201	$	357,140	$	71
Net assets									
Accumulation units	$	12,878	$	372,488	$	201	$	355,545	$	71
Contracts in payout (annuitization)		—		4,534		—		1,595		—
Total net assets	$	12,878	$	377,022	$	201	$	357,140	$	71
Total number of mutual fund shares		1,158,082		12,951,618		6,961		15,561,661		3,122
Cost of mutual fund shares	$	10,963	$	208,125	$	145	$	273,614	$	62

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I		Voya Index Plus SmallCap Portfolio - Class S		Voya International Index Portfolio - Class I		Voya International Index Portfolio - Class S		Voya Russell™ Large Cap Growth Index Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	154,397	$	193	$	41,414	$	10	$	63,047
Total assets		154,397		193		41,414		10		63,047
Net assets	$	154,397	$	193	$	41,414	$	10	$	63,047
Net assets										
Accumulation units	$	153,394	$	193	$	40,985	$	10	$	60,770
Contracts in payout (annuitization)		1,003		—		429		—		2,277
Total net assets	$	154,397	$	193	$	41,414	$	10	$	63,047
Total number of mutual fund shares		5,765,373		7,308		3,856,089		924		1,783,521
Cost of mutual fund shares	$	96,781	$	142	$	36,171	$	8	$	47,658

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 1,474	$ 123,610	$ 441	$ 672	$ 16,042
Total assets	1,474	123,610	441	672	16,042
Net assets	$ 1,474	$ 123,610	$ 441	$ 672	$ 16,042
Net assets					
Accumulation units	$ 1,474	$ 123,610	$ —	$ 672	$ 16,042
Contracts in payout (annuitization)	—	—	441	—	—
Total net assets	$ 1,474	$ 123,610	$ 441	$ 672	$ 16,042
Total number of mutual fund shares	41,921	5,888,978	21,147	28,809	692,366
Cost of mutual fund shares	$ 892	$ 91,061	$ 315	$ 582	$ 13,758

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 16,225	$ 159,494	$ 70,922	$ 178,760	$ 146
Total assets	16,225	159,494	70,922	178,760	146
Net assets	$ 16,225	$ 159,494	$ 70,922	$ 178,760	$ 146
Net assets					
Accumulation units	$ 16,225	$ 159,494	$ 70,922	$ 176,205	$ 146
Contracts in payout (annuitization)	—	—	—	2,555	—
Total net assets	$ 16,225	$ 159,494	$ 70,922	$ 178,760	$ 146
Total number of mutual fund shares	462,133	9,796,950	4,528,880	8,121,759	6,795
Cost of mutual fund shares	$ 12,599	$ 148,650	$ 66,727	$ 153,142	$ 131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 15,746	$ 255,230	$ 1,104	$ 69,587	$ 109
Total assets	15,746	255,230	1,104	69,587	109
Net assets	$ 15,746	$ 255,230	$ 1,104	$ 69,587	$ 109
Net assets					
Accumulation units	$ 15,746	$ 255,230	$ 1,104	$ 69,587	$ 109
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 15,746	$ 255,230	$ 1,104	$ 69,587	$ 109
Total number of mutual fund shares	1,486,880	17,529,521	80,160	2,422,951	4,055
Cost of mutual fund shares	$ 15,932	$ 238,557	$ 1,022	$ 62,468	$ 101

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Wanger International		Wanger Select		Wanger USA		Washington Mutual Investors Fund[SM] - Class R-3		Washington Mutual Investors Fund[SM] - Class R-4	
Assets										
Investments in mutual funds at fair value	$	46,316	$	71,676	$	79,557	$	2,965	$	191,542
Total assets		46,316		71,676		79,557		2,965		191,542
Net assets	$	46,316	$	71,676	$	79,557	$	2,965	$	191,542
Net assets										
Accumulation units	$	46,316	$	71,676	$	79,557	$	2,965	$	191,542
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	46,316	$	71,676	$	79,557	$	2,965	$	191,542
Total number of mutual fund shares		1,501,805		3,439,331		2,975,217		65,504		4,217,125
Cost of mutual fund shares	$	44,678	$	78,730	$	88,719	$	2,666	$	145,256

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Wells Fargo Small Cap Value Fund - Class A		Wells Fargo Small Company Growth Fund - Administrator Class		Wells Fargo Special Small Cap Value Fund - Class A	
Assets						
Investments in mutual funds						
at fair value	$	131	$	636	$	127,478
Total assets		131		636		127,478
Net assets	$	131	$	636	$	127,478
Net assets						
Accumulation units	$	131	$	636	$	127,478
Contracts in payout (annuitization)		—		—		—
Total net assets	$	131	$	636	$	127,478
Total number of mutual fund shares		7,512		12,216		3,656,866
Cost of mutual fund shares	$	143	$	588	$	87,087

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 8	$ 150	$ 5	$ 5
Expenses:					
Mortality and expense risks and other charges	2	7	—	1	40
Total expenses	2	7	—	1	40
Net investment income (loss)	(1)	1	150	4	(35)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10	37	73	—	7
Capital gains distributions	21	48	—	—	503
Total realized gain (loss) on investments and capital gains distributions	31	85	73	—	510
Net unrealized appreciation (depreciation) of investments	(1)	12	1,911	—	43
Net realized and unrealized gain (loss) on investments	30	97	1,984	—	553
Net increase (decrease) in net assets resulting from operations	$ 29	$ 98	$ 2,134	$ 4	$ 518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 13	$ —	$ —	$ 18
Expenses:					
Mortality and expense risks and other charges	1	6	—	1	4
Total expenses	1	6	—	1	4
Net investment income (loss)	(1)	7	—	(1)	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	10	—	(44)	(1)
Capital gains distributions	9	6	1	7	—
Total realized gain (loss) on investments and capital gains distributions	9	16	1	(37)	(1)
Net unrealized appreciation (depreciation) of investments	11	108	1	52	4
Net realized and unrealized gain (loss) on investments	20	124	2	15	3
Net increase (decrease) in net assets resulting from operations	$ 19	$ 131	$ 2	$ 14	$ 17

The accompanying notes are an integral part of these financial statements.

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ 3	$ —	$ 24	$ 339
Expenses:					
Mortality and expense risks and other charges	9	1	2	289	341
Total expenses	9	1	2	289	341
Net investment income (loss)	(1)	2	(2)	(265)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	1	(8)	2,576	926
Capital gains distributions	77	—	22	2,328	1,699
Total realized gain (loss) on investments and capital gains distributions	72	1	14	4,904	2,625
Net unrealized appreciation (depreciation) of investments	(13)	(1)	26	1,554	1,127
Net realized and unrealized gain (loss) on investments	59	—	40	6,458	3,752
Net increase (decrease) in net assets resulting from operations	$ 58	$ 2	$ 38	$ 6,193	$ 3,750

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 6	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	48	4	3	—	3
Total expenses	48	4	3	—	3
Net investment income (loss)	(48)	(4)	3	—	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	137	102	13	—	(61)
Capital gains distributions	738	20	67	—	66
Total realized gain (loss) on investments and capital gains distributions	875	122	80	—	5
Net unrealized appreciation (depreciation) of investments	179	28	(40)	1	31
Net realized and unrealized gain (loss) on investments	1,054	150	40	1	36
Net increase (decrease) in net assets resulting from operations	$ 1,006	$ 146	$ 43	$ 1	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 207	$ 398	$ 51	$ 1	$ 712
Expenses:					
Mortality and expense risks and other charges	414	705	22	2	293
Total expenses	414	705	22	2	293
Net investment income (loss)	(207)	(307)	29	(1)	419
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,712	3,333	357	8	(1,059)
Capital gains distributions	4,368	3,763	108	26	—
Total realized gain (loss) on investments and capital gains distributions	6,080	7,096	465	34	(1,059)
Net unrealized appreciation (depreciation) of investments	4,267	6,548	47	(10)	1,204
Net realized and unrealized gain (loss) on investments	10,347	13,644	512	24	145
Net increase (decrease) in net assets resulting from operations	$ 10,140	$ 13,337	$ 541	$ 23	$ 564

The accompanying notes are an integral part of these financial statements.

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Net investment income (loss)					
Investment Income:					
Dividends	$ 221	$ 14	$ 1,463	$ 127	$ —
Expenses:					
Mortality and expense risks and other charges	122	8	861	21	330
Total expenses	122	8	861	21	330
Net investment income (loss)	99	6	602	106	(330)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	398	158	2,432	43	(548)
Capital gains distributions	716	67	6,571	309	2,156
Total realized gain (loss) on investments and capital gains distributions	1,114	225	9,003	352	1,608
Net unrealized appreciation (depreciation) of investments	557	69	10,069	533	2,396
Net realized and unrealized gain (loss) on investments	1,671	294	19,072	885	4,004
Net increase (decrease) in net assets resulting from operations	$ 1,770	$ 300	$ 19,674	$ 991	$ 3,674

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 74	$ 88	$ 14	$ 1
Expenses:					
Mortality and expense risks and other charges	4	112	121	6	24
Total expenses	4	112	121	6	24
Net investment income (loss)	—	(38)	(33)	8	(23)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(307)	178	(35)	32
Capital gains distributions	56	592	—	120	121
Total realized gain (loss) on investments and capital gains distributions	50	285	178	85	153
Net unrealized appreciation (depreciation) of investments	19	1,259	2,986	57	281
Net realized and unrealized gain (loss) on investments	69	1,544	3,164	142	434
Net increase (decrease) in net assets resulting from operations	$ 69	$ 1,506	$ 3,131	$ 150	$ 411

The accompanying notes are an integral part of these financial statements.

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 3	$ 173	$ 192	$ 984
Expenses:					
Mortality and expense risks and other					
charges	174	2	169	100	526
Total expenses	174	2	169	100	526
Net investment income (loss)	(174)	1	4	92	458
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(354)	(9)	(1,195)	(5)	558
Capital gains distributions	697	35	2,863	—	501
Total realized gain (loss) on investments					
and capital gains distributions	343	26	1,668	(5)	1,059
Net unrealized appreciation					
(depreciation) of investments	3,050	(12)	(651)	134	3,606
Net realized and unrealized gain (loss)					
on investments	3,393	14	1,017	129	4,665
Net increase (decrease) in net assets					
resulting from operations	$ 3,219	$ 15	$ 1,021	$ 221	$ 5,123

The accompanying notes are an integral part of these financial statements.

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A	Columbia^{SM} Acorn® Fund - Class Z
Net investment income (loss)					
Investment Income:					
Dividends	$ 129	$ 11	$ 236	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	37	3	92	—	—
Total expenses	37	3	92	—	—
Net investment income (loss)	92	8	144	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	63	93	(510)	(4)	—
Capital gains distributions	53	31	532	14	1
Total realized gain (loss) on investments and capital gains distributions	116	124	22	10	1
Net unrealized appreciation (depreciation) of investments	226	27	366	1	—
Net realized and unrealized gain (loss) on investments	342	151	388	11	1
Net increase (decrease) in net assets resulting from operations	$ 434	$ 159	$ 532	$ 11	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 82	$ —	$ 4	$ —	$ 51
Expenses:					
Mortality and expense risks and other charges	64	—	2	—	12
Total expenses	64	—	2	—	12
Net investment income (loss)	18	—	2	—	39
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(363)	—	(14)	3	(136)
Capital gains distributions	1,525	—	56	1	—
Total realized gain (loss) on investments and capital gains distributions	1,162	—	42	4	(136)
Net unrealized appreciation (depreciation) of investments	(157)	—	9	5	186
Net realized and unrealized gain (loss) on investments	1,005	—	51	9	50
Net increase (decrease) in net assets resulting from operations	$ 1,023	$ —	$ 53	$ 9	$ 89

The accompanying notes are an integral part of these financial statements.

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 16	$ —	$ 15	$ 30
Expenses:					
Mortality and expense risks and other charges	—	32	—	—	—
Total expenses	—	32	—	—	—
Net investment income (loss)	—	(16)	—	15	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(108)	335	2	(4)	16
Capital gains distributions	92	37	1	—	—
Total realized gain (loss) on investments and capital gains distributions	(16)	372	3	(4)	16
Net unrealized appreciation (depreciation) of investments	2,193	(20)	2	6	310
Net realized and unrealized gain (loss) on investments	2,177	352	5	2	326
Net increase (decrease) in net assets resulting from operations	$ 2,177	$ 336	$ 5	$ 17	$ 356

The accompanying notes are an integral part of these financial statements.

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net investment income (loss)					
Investment Income:					
Dividends	$ 141	$ 3	$ 4	$ 14	$ —
Expenses:					
Mortality and expense risks and other charges	—	2	3	8	—
Total expenses	—	2	3	8	—
Net investment income (loss)	141	1	1	6	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	103	9	25	96	—
Capital gains distributions	559	—	11	93	—
Total realized gain (loss) on investments and capital gains distributions	662	9	36	189	—
Net unrealized appreciation (depreciation) of investments	344	34	5	(44)	—
Net realized and unrealized gain (loss) on investments	1,006	43	41	145	—
Net increase (decrease) in net assets resulting from operations	$ 1,147	$ 44	$ 42	$ 151	$ —

The accompanying notes are an integral part of these financial statements.

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 27	$ 2,943	$ —	$ 6	$ 4,558
Expenses:					
Mortality and expense risks and other charges	29	2,642	—	22	2,687
Total expenses	29	2,642	—	22	2,687
Net investment income (loss)	(2)	301	—	(16)	1,871
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	634	241	—	23	(1,866)
Capital gains distributions	187	12,938	—	158	5,604
Total realized gain (loss) on investments and capital gains distributions	821	13,179	—	181	3,738
Net unrealized appreciation (depreciation) of investments	526	65,278	—	280	24,586
Net realized and unrealized gain (loss) on investments	1,347	78,457	—	461	28,324
Net increase (decrease) in net assets resulting from operations	$ 1,345	$ 78,758	$ —	$ 445	$ 30,195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 673	$ 475	$ 438	$ 12,692	$ 4,184
Expenses:					
Mortality and expense risks and other charges	2,977	110	278	11,897	2,606
Total expenses	2,977	110	278	11,897	2,606
Net investment income (loss)	(2,304)	365	160	795	1,578
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	13,992	(308)	1,152	11,732	4,789
Capital gains distributions	21,749	—	29	67,560	689
Total realized gain (loss) on investments and capital gains distributions	35,741	(308)	1,181	79,292	5,478
Net unrealized appreciation (depreciation) of investments	54,396	512	6,053	159,952	34,911
Net realized and unrealized gain (loss) on investments	90,137	204	7,234	239,244	40,389
Net increase (decrease) in net assets resulting from operations	$ 87,833	$ 569	$ 7,394	$ 240,039	$ 41,967

The accompanying notes are an integral part of these financial statements.

	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 312	$ 35	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	—	202	11	3	—
Total expenses	—	202	11	3	—
Net investment income (loss)	—	110	24	(3)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	931	8	(16)	—
Capital gains distributions	—	2,141	53	7	—
Total realized gain (loss) on investments and capital gains distributions	—	3,072	61	(9)	—
Net unrealized appreciation (depreciation) of investments	—	(1,051)	63	54	(1)
Net realized and unrealized gain (loss) on investments	—	2,021	124	45	(1)
Net increase (decrease) in net assets resulting from operations	$ —	$ 2,131	$ 148	$ 42	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 634	$ —	$ 17	$ 1,914
Expenses:					
Mortality and expense risks and other charges	2	1,144	—	75	3,909
Total expenses	2	1,144	—	75	3,909
Net investment income (loss)	(2)	(510)	—	(58)	(1,995)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	4,650	1	1,126	8,717
Capital gains distributions	27	8,671	9	740	27,420
Total realized gain (loss) on investments and capital gains distributions	26	13,321	10	1,866	36,137
Net unrealized appreciation (depreciation) of investments	32	(1,516)	(2)	883	56,466
Net realized and unrealized gain (loss) on investments	58	11,805	8	2,749	92,603
Net increase (decrease) in net assets resulting from operations	$ 56	$ 11,295	$ 8	$ 2,691	$ 90,608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 16	$ 33	$ —
Expenses:					
Mortality and expense risks and other charges	—	—	7	8	59
Total expenses	—	—	7	8	59
Net investment income (loss)	—	—	9	25	(59)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	28	21	297
Capital gains distributions	—	1	44	27	587
Total realized gain (loss) on investments and capital gains distributions	—	1	72	48	884
Net unrealized appreciation (depreciation) of investments	—	—	43	79	502
Net realized and unrealized gain (loss) on investments	—	1	115	127	1,386
Net increase (decrease) in net assets resulting from operations	$ —	$ 1	$ 124	$ 152	$ 1,327

The accompanying notes are an integral part of these financial statements.

	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 2	$ —	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	2	3	—	1	1
Total expenses	2	3	—	1	1
Net investment income (loss)	—	(1)	—	—	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	9	—	1	1
Capital gains distributions	—	16	—	—	1
Total realized gain (loss) on investments and capital gains distributions	1	25	—	1	2
Net unrealized appreciation (depreciation) of investments	20	38	—	14	13
Net realized and unrealized gain (loss) on investments	21	63	—	15	15
Net increase (decrease) in net assets resulting from operations	$ 21	$ 62	$ —	$ 15	$ 14

The accompanying notes are an integral part of these financial statements.

	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund
Net investment income (loss)					
Investment Income:					
Dividends	$ 17	$ 23	$ 9	$ 3	$ 1
Expenses:					
Mortality and expense risks and other					
charges	11	8	5	5	5
Total expenses	11	8	5	5	5
Net investment income (loss)	6	15	4	(2)	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	25	(24)	4	4	1
Capital gains distributions	11	1	—	29	42
Total realized gain (loss) on investments					
and capital gains distributions	36	(23)	4	33	43
Net unrealized appreciation					
(depreciation) of investments	107	22	88	33	51
Net realized and unrealized gain (loss)					
on investments	143	(1)	92	66	94
Net increase (decrease) in net assets					
resulting from operations	$ 149	$ 14	$ 96	$ 64	$ 90

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 13	$ 1	$ —	$ 1
Expenses:					
Mortality and expense risks and other charges	143	7	—	1	—
Total expenses	143	7	—	1	—
Net investment income (loss)	(143)	6	1	(1)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	721	(12)	—	(29)	—
Capital gains distributions	1,657	—	3	—	—
Total realized gain (loss) on investments and capital gains distributions	2,378	(12)	3	(29)	—
Net unrealized appreciation (depreciation) of investments	(1,020)	9	—	64	—
Net realized and unrealized gain (loss) on investments	1,358	(3)	3	35	—
Net increase (decrease) in net assets resulting from operations	$ 1,215	$ 3	$ 4	$ 34	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC
Net investment income (loss)					
Investment Income:					
Dividends	$ 123	$ 8	$ —	$ 2	$ 504
Expenses:					
Mortality and expense risks and other charges	33	7	8	3	846
Total expenses	33	7	8	3	846
Net investment income (loss)	90	1	(8)	(1)	(342)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(26)	35	(193)	(1)	5,498
Capital gains distributions	—	16	123	20	8,115
Total realized gain (loss) on investments and capital gains distributions	(26)	51	(70)	19	13,613
Net unrealized appreciation (depreciation) of investments	(18)	1	131	3	(8,151)
Net realized and unrealized gain (loss) on investments	(44)	52	61	22	5,462
Net increase (decrease) in net assets resulting from operations	$ 46	$ 53	$ 53	$ 21	$ 5,120

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 1	$ 292	$ 365	$ —
Expenses:					
Mortality and expense risks and other charges	—	1	—	172	1
Total expenses	—	1	—	172	1
Net investment income (loss)	—	—	292	193	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	3	(15)	(49)	—
Capital gains distributions	—	4	—	—	10
Total realized gain (loss) on investments and capital gains distributions	—	7	(15)	(49)	10
Net unrealized appreciation (depreciation) of investments	—	14	157	253	8
Net realized and unrealized gain (loss) on investments	—	21	142	204	18
Net increase (decrease) in net assets resulting from operations	$ —	$ 21	$ 434	$ 397	$ 17

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3
Net investment income (loss)					
Investment Income:					
Dividends	$ 9	$ —	$ 19	$ 59	$ 2
Expenses:					
Mortality and expense risks and other charges	5	6	—	130	9
Total expenses	5	6	—	130	9
Net investment income (loss)	4	(6)	19	(71)	(7)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10	30	17	199	41
Capital gains distributions	6	60	126	730	98
Total realized gain (loss) on investments and capital gains distributions	16	90	143	929	139
Net unrealized appreciation (depreciation) of investments	81	6	158	1,266	314
Net realized and unrealized gain (loss) on investments	97	96	301	2,195	453
Net increase (decrease) in net assets resulting from operations	$ 101	$ 90	$ 320	$ 2,124	$ 446

The accompanying notes are an integral part of these financial statements.

	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 749	$ 10	$ 53	$ —	$ 795
Expenses:					
Mortality and expense risks and other charges	1,372	4	24	1	2,442
Total expenses	1,372	4	24	1	2,442
Net investment income (loss)	(623)	6	29	(1)	(1,647)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,570	3	16	1	10,940
Capital gains distributions	9,168	10	71	6	—
Total realized gain (loss) on investments and capital gains distributions	14,738	13	87	7	10,940
Net unrealized appreciation (depreciation) of investments	25,225	145	224	9	57,411
Net realized and unrealized gain (loss) on investments	39,963	158	311	16	68,351
Net increase (decrease) in net assets resulting from operations	$ 39,340	$ 164	$ 340	$ 15	$ 66,704

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ 289	$ 1	$ 6	$ 4	$ 6
Expenses:					
Mortality and expense risks and other charges	196	—	1	4	5
Total expenses	196	—	1	4	5
Net investment income (loss)	93	1	5	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	450	(1)	(2)	2	25
Capital gains distributions	—	—	—	—	13
Total realized gain (loss) on investments and capital gains distributions	450	(1)	(2)	2	38
Net unrealized appreciation (depreciation) of investments	12,147	6	11	76	111
Net realized and unrealized gain (loss) on investments	12,597	5	9	78	149
Net increase (decrease) in net assets resulting from operations	$ 12,690	$ 6	$ 14	$ 78	$ 150

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Fund® - Class A	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Net investment income (loss)					
Investment Income:					
Dividends	$ 7	$ 1	$ 248	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	4	1	249	—	2
Total expenses	4	1	249	—	2
Net investment income (loss)	3	—	(1)	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	2	180	—	1
Capital gains distributions	39	1	1,522	2	—
Total realized gain (loss) on investments and capital gains distributions	47	3	1,702	2	1
Net unrealized appreciation (depreciation) of investments	(1)	6	1,862	2	73
Net realized and unrealized gain (loss) on investments	46	9	3,564	4	74
Net increase (decrease) in net assets resulting from operations	$ 49	$ 9	$ 3,563	$ 4	$ 74

The accompanying notes are an integral part of these financial statements.

	Oppenheimer Global Strategic Income Fund/VA	Parnassus Core Equity Fund[SM] - Investor Shares	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 381	$ 234	$ 110	$ 2,080
Expenses:					
Mortality and expense risks and other charges	1	222	410	14	702
Total expenses	1	222	410	14	702
Net investment income (loss)	1	159	(176)	96	1,378
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	340	860	(19)	(3,526)
Capital gains distributions	—	1,708	3,813	—	—
Total realized gain (loss) on investments and capital gains distributions	—	2,048	4,673	(19)	(3,526)
Net unrealized appreciation (depreciation) of investments	4	1,891	(77)	(62)	4,661
Net realized and unrealized gain (loss) on investments	4	3,939	4,596	(81)	1,135
Net increase (decrease) in net assets resulting from operations	$ 5	$ 4,098	$ 4,420	$ 15	$ 2,513

The accompanying notes are an integral part of these financial statements.

	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 247	$ 55	$ 21	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	122	9	4	76	—
Total expenses	122	9	4	76	—
Net investment income (loss)	125	46	17	(76)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	122	(35)	(10)	121	—
Capital gains distributions	563	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	685	(35)	(10)	121	—
Net unrealized appreciation (depreciation) of investments	1,156	66	25	2,064	—
Net realized and unrealized gain (loss) on investments	1,841	31	15	2,185	—
Net increase (decrease) in net assets resulting from operations	$ 1,966	$ 77	$ 32	$ 2,109	$ —

The accompanying notes are an integral part of these financial statements.

	Pioneer High Yield VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 905	$ 2	$ 129	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	183	1	92	—	—
Total expenses	183	1	92	—	—
Net investment income (loss)	722	1	37	1	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(405)	(3)	414	23	—
Capital gains distributions	—	2	644	—	—
Total realized gain (loss) on investments and capital gains distributions	(405)	(1)	1,058	23	—
Net unrealized appreciation (depreciation) of investments	886	9	533	(10)	—
Net realized and unrealized gain (loss) on investments	481	8	1,591	13	—
Net increase (decrease) in net assets resulting from operations	$ 1,203	$ 9	$ 1,628	$ 14	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 51	$ —	$ 56	$ 6	$ 4
Expenses:					
Mortality and expense risks and other charges	46	194	—	6	3
Total expenses	46	194	—	6	3
Net investment income (loss)	5	(194)	56	—	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	127	409	108	79	2
Capital gains distributions	232	997	2,058	60	23
Total realized gain (loss) on investments and capital gains distributions	359	1,406	2,166	139	25
Net unrealized appreciation (depreciation) of investments	287	3,104	3,551	(21)	29
Net realized and unrealized gain (loss) on investments	646	4,510	5,717	118	54
Net increase (decrease) in net assets resulting from operations	$ 651	$ 4,316	$ 5,773	$ 118	$ 55

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 154	$ 7	$ 985	$ 4,222	$ 1
Expenses:					
Mortality and expense risks and other charges	60	4	125	1,203	1
Total expenses	60	4	125	1,203	1
Net investment income (loss)	94	3	860	3,019	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(41)	(7)	(247)	(1,400)	3
Capital gains distributions	—	—	—	—	4
Total realized gain (loss) on investments and capital gains distributions	(41)	(7)	(247)	(1,400)	7
Net unrealized appreciation (depreciation) of investments	61	83	(29)	244	3
Net realized and unrealized gain (loss) on investments	20	76	(276)	(1,156)	10
Net increase (decrease) in net assets resulting from operations	$ 114	$ 79	$ 584	$ 1,863	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 168	$ —	$ 3	$ 5
Expenses:					
Mortality and expense risks and other charges	—	—	146	1	2
Total expenses	—	—	146	1	2
Net investment income (loss)	—	168	(146)	2	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	30	1,046	—	10
Capital gains distributions	—	708	—	10	6
Total realized gain (loss) on investments and capital gains distributions	—	738	1,046	10	16
Net unrealized appreciation (depreciation) of investments	—	237	160	1	11
Net realized and unrealized gain (loss) on investments	—	975	1,206	11	27
Net increase (decrease) in net assets resulting from operations	$ —	$ 1,143	$ 1,060	$ 13	$ 30

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 18	$ —	$ 6,459
Expenses:					
Mortality and expense risks and other charges	—	2	31	—	2,699
Total expenses	—	2	31	—	2,699
Net investment income (loss)	—	(2)	(13)	—	3,760
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	9	14	—	4,327
Capital gains distributions	2	18	83	3	—
Total realized gain (loss) on investments and capital gains distributions	2	27	97	3	4,327
Net unrealized appreciation (depreciation) of investments	6	3	280	2	23,883
Net realized and unrealized gain (loss) on investments	8	30	377	5	28,210
Net increase (decrease) in net assets resulting from operations	$ 8	$ 28	$ 364	$ 5	$ 31,970

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Large-Cap Growth Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 23	$ —	$ 16	$ 76
Expenses:					
Mortality and expense risks and other charges	1	5	2	5	28
Total expenses	1	5	2	5	28
Net investment income (loss)	1	18	(2)	11	48
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	9	1	—	(56)
Capital gains distributions	11	127	13	—	—
Total realized gain (loss) on investments and capital gains distributions	12	136	14	—	(56)
Net unrealized appreciation (depreciation) of investments	—	(121)	36	(5)	31
Net realized and unrealized gain (loss) on investments	12	15	50	(5)	(25)
Net increase (decrease) in net assets resulting from operations	$ 13	$ 33	$ 48	$ 6	$ 23

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 23	$ 15,362	$ 83	$ 63	$ 3
Expenses:					
Mortality and expense risks and other					
charges	5	4,009	9	28	—
Total expenses	5	4,009	9	28	—
Net investment income (loss)	18	11,353	74	35	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	5,011	(3)	274	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	—	5,011	(3)	274	—
Net unrealized appreciation					
(depreciation) of investments	12	2,122	44	161	—
Net realized and unrealized gain (loss)					
on investments	12	7,133	41	435	—
Net increase (decrease) in net assets					
resulting from operations	$ 30	$ 18,486	$ 115	$ 470	$ 3

The accompanying notes are an integral part of these financial statements.

	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,549	$ 1,497	$ —	$ 3,088	$ 38
Expenses:					
Mortality and expense risks and other charges	234	221	—	4,297	36
Total expenses	234	221	—	4,297	36
Net investment income (loss)	2,315	1,276	—	(1,209)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(318)	(274)	3	10,957	3
Capital gains distributions	—	—	10	33,897	659
Total realized gain (loss) on investments and capital gains distributions	(318)	(274)	13	44,854	662
Net unrealized appreciation (depreciation) of investments	4	110	20	76,907	1,601
Net realized and unrealized gain (loss) on investments	(314)	(164)	33	121,761	2,263
Net increase (decrease) in net assets resulting from operations	$ 2,001	$ 1,112	$ 33	$ 120,552	$ 2,265

The accompanying notes are an integral part of these financial statements.

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 8,064	$ 36	$ —	$ 136
Expenses:					
Mortality and expense risks and other					
charges	—	3,152	9	—	120
Total expenses	—	3,152	9	—	120
Net investment income (loss)	—	4,912	27	—	16
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	13,360	8	—	818
Capital gains distributions	—	—	—	—	769
Total realized gain (loss) on investments					
and capital gains distributions	—	13,360	8	—	1,587
Net unrealized appreciation					
(depreciation) of investments	2	20,678	162	—	847
Net realized and unrealized gain (loss)					
on investments	2	34,038	170	—	2,434
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 38,950	$ 197	$ —	$ 2,450

The accompanying notes are an integral part of these financial statements.

	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 485	$ —	$ 1	$ 3,088
Expenses:					
Mortality and expense risks and other charges	4	140	—	—	682
Total expenses	4	140	—	—	682
Net investment income (loss)	(1)	345	—	1	2,406
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	23	80	(2)	(1)	3,517
Capital gains distributions	26	1,232	—	—	—
Total realized gain (loss) on investments and capital gains distributions	49	1,312	(2)	(1)	3,517
Net unrealized appreciation (depreciation) of investments	28	3,094	3	3	1,779
Net realized and unrealized gain (loss) on investments	77	4,406	1	2	5,296
Net increase (decrease) in net assets resulting from operations	$ 76	$ 4,751	$ 1	$ 3	$ 7,702

The accompanying notes are an integral part of these financial statements.

	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 46	$ 1,183	$ 150	$ 180
Expenses:					
Mortality and expense risks and other charges	—	19	505	76	256
Total expenses	—	19	505	76	256
Net investment income (loss)	2	27	678	74	(76)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	177	5,102	(6,364)	(7,752)
Capital gains distributions	—	—	—	6,690	11,208
Total realized gain (loss) on investments and capital gains distributions	8	177	5,102	326	3,456
Net unrealized appreciation (depreciation) of investments	(6)	(119)	(3,432)	2,708	1,594
Net realized and unrealized gain (loss) on investments	2	58	1,670	3,034	5,050
Net increase (decrease) in net assets resulting from operations	$ 4	$ 85	$ 2,348	$ 3,108	$ 4,974

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 671	$ 632	$ 1	$ 90	$ 106
Expenses:					
Mortality and expense risks and other charges	132	283	1	185	233
Total expenses	132	283	1	185	233
Net investment income (loss)	539	349	—	(95)	(127)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(292)	695	2	(1,871)	(345)
Capital gains distributions	1,595	1,675	—	—	—
Total realized gain (loss) on investments and capital gains distributions	1,303	2,370	2	(1,871)	(345)
Net unrealized appreciation (depreciation) of investments	2,001	1,100	92	7,958	8,181
Net realized and unrealized gain (loss) on investments	3,304	3,470	94	6,087	7,836
Net increase (decrease) in net assets resulting from operations	$ 3,843	$ 3,819	$ 94	$ 5,992	$ 7,709

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 290	$ 141	$ 1	$ 5
Expenses:					
Mortality and expense risks and other charges	—	185	293	—	2
Total expenses	—	185	293	—	2
Net investment income (loss)	—	105	(152)	1	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	757	542	1	—
Capital gains distributions	2	2,188	1,624	4	23
Total realized gain (loss) on investments and capital gains distributions	2	2,945	2,166	5	23
Net unrealized appreciation (depreciation) of investments	3	2,947	2,142	8	37
Net realized and unrealized gain (loss) on investments	5	5,892	4,308	13	60
Net increase (decrease) in net assets resulting from operations	$ 5	$ 5,997	$ 4,156	$ 14	$ 63

The accompanying notes are an integral part of these financial statements.

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 4,479	$ 9,586	$ 20	$ 2,124	$ 1
Expenses:					
Mortality and expense risks and other charges	1,327	7,196	4	801	—
Total expenses	1,327	7,196	4	801	—
Net investment income (loss)	3,152	2,390	16	1,323	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,686	17,819	57	4,526	5
Capital gains distributions	14,080	36,731	99	7,773	—
Total realized gain (loss) on investments and capital gains distributions	15,766	54,550	156	12,299	5
Net unrealized appreciation (depreciation) of investments	21,542	43,710	11	1,204	17
Net realized and unrealized gain (loss) on investments	37,308	98,260	167	13,503	22
Net increase (decrease) in net assets resulting from operations	$ 40,460	$ 100,650	$ 183	$ 14,826	$ 23

The accompanying notes are an integral part of these financial statements.

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 92	$ 14	$ 88	$ 1,288	$ 3
Expenses:					
Mortality and expense risks and other charges	80	6	56	1,494	1
Total expenses	80	6	56	1,494	1
Net investment income (loss)	12	8	32	(206)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	387	(53)	(303)	—	5
Capital gains distributions	—	5	37	48	6
Total realized gain (loss) on investments and capital gains distributions	387	(48)	(266)	48	11
Net unrealized appreciation (depreciation) of investments	1,457	163	1,102	—	(5)
Net realized and unrealized gain (loss) on investments	1,844	115	836	48	6
Net increase (decrease) in net assets resulting from operations	$ 1,856	$ 123	$ 868	$ (158)	$ 8

The accompanying notes are an integral part of these financial statements.

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 19	$ 6	$ 1,965	$ 14
Expenses:					
Mortality and expense risks and other charges	2	6	1	701	3
Total expenses	2	6	1	701	3
Net investment income (loss)	1	13	5	1,264	11
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	22	38	(4)	(794)	(13)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	22	38	(4)	(794)	(13)
Net unrealized appreciation (depreciation) of investments	75	86	24	5,879	53
Net realized and unrealized gain (loss) on investments	97	124	20	5,085	40
Net increase (decrease) in net assets resulting from operations	$ 98	$ 137	$ 25	$ 6,349	$ 51

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 176	$ 52	$ 58	$ 194	$ 74
Expenses:					
Mortality and expense risks and other charges	98	27	24	120	39
Total expenses	98	27	24	120	39
Net investment income (loss)	78	25	34	74	35
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(139)	(44)	37	(141)	(33)
Capital gains distributions	198	68	83	286	128
Total realized gain (loss) on investments and capital gains distributions	59	24	120	145	95
Net unrealized appreciation (depreciation) of investments	1,118	383	403	1,589	652
Net realized and unrealized gain (loss) on investments	1,177	407	523	1,734	747
Net increase (decrease) in net assets resulting from operations	$ 1,255	$ 432	$ 557	$ 1,808	$ 782

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 30	$ 185	$ 35	$ 29	$ 43
Expenses:					
Mortality and expense risks and other charges	14	123	21	13	28
Total expenses	14	123	21	13	28
Net investment income (loss)	16	62	14	16	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(64)	(90)	(8)	(28)	(5)
Capital gains distributions	56	330	73	66	68
Total realized gain (loss) on investments and capital gains distributions	(8)	240	65	38	63
Net unrealized appreciation (depreciation) of investments	386	1,769	359	396	491
Net realized and unrealized gain (loss) on investments	378	2,009	424	434	554
Net increase (decrease) in net assets resulting from operations	$ 394	$ 2,071	$ 438	$ 450	$ 569

The accompanying notes are an integral part of these financial statements.

124

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 17	$ 12	$ 87	$ 17	$ 20
Expenses:					
Mortality and expense risks and other charges	13	4	45	6	9
Total expenses	13	4	45	6	9
Net investment income (loss)	4	8	42	11	11
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(3)	12	3	6
Capital gains distributions	32	24	19	4	5
Total realized gain (loss) on investments and capital gains distributions	26	21	31	7	11
Net unrealized appreciation (depreciation) of investments	214	169	249	57	68
Net realized and unrealized gain (loss) on investments	240	190	280	64	79
Net increase (decrease) in net assets resulting from operations	$ 244	$ 198	$ 322	$ 75	$ 90

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ 164	$ 2,644	$ 180	$ 6
Expenses:					
Mortality and expense risks and other charges	2	50	1,193	72	1
Total expenses	2	50	1,193	72	1
Net investment income (loss)	6	114	1,451	108	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(163)	2,433	(507)	—
Capital gains distributions	13	205	3,751	291	11
Total realized gain (loss) on investments and capital gains distributions	13	42	6,184	(216)	11
Net unrealized appreciation (depreciation) of investments	44	658	10,895	1,533	57
Net realized and unrealized gain (loss) on investments	57	700	17,079	1,317	68
Net increase (decrease) in net assets resulting from operations	$ 63	$ 814	$ 18,530	$ 1,425	$ 73

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 114	$ 2,239	$ 190	$ —	$ 72
Expenses:					
Mortality and expense risks and other charges	42	1,218	93	—	33
Total expenses	42	1,218	93	—	33
Net investment income (loss)	72	1,021	97	—	39
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(85)	2,135	167	(2)	24
Capital gains distributions	162	3,694	349	1	145
Total realized gain (loss) on investments and capital gains distributions	77	5,829	516	(1)	169
Net unrealized appreciation (depreciation) of investments	735	17,394	1,643	7	622
Net realized and unrealized gain (loss) on investments	812	23,223	2,159	6	791
Net increase (decrease) in net assets resulting from operations	$ 884	$ 24,244	$ 2,256	$ 6	$ 830

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,198	$ 80	$ 22	$ 202	$ 14
Expenses:					
Mortality and expense risks and other charges	897	54	13	168	12
Total expenses	897	54	13	168	12
Net investment income (loss)	301	26	9	34	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,579	(500)	53	(84)	17
Capital gains distributions	2,958	228	38	435	35
Total realized gain (loss) on investments and capital gains distributions	4,537	(272)	91	351	52
Net unrealized appreciation (depreciation) of investments	15,519	1,724	194	3,644	253
Net realized and unrealized gain (loss) on investments	20,056	1,452	285	3,995	305
Net increase (decrease) in net assets resulting from operations	$ 20,357	$ 1,478	$ 294	$ 4,029	$ 307

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 81	$ 18	$ 216	$ 1,290	$ 101
Expenses:					
Mortality and expense risks and other charges	55	3	40	478	34
Total expenses	55	3	40	478	34
Net investment income (loss)	26	15	176	812	67
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(34)	12	(6)	582	80
Capital gains distributions	90	3	26	177	15
Total realized gain (loss) on investments and capital gains distributions	56	15	20	759	95
Net unrealized appreciation (depreciation) of investments	620	49	485	3,206	266
Net realized and unrealized gain (loss) on investments	676	64	505	3,965	361
Net increase (decrease) in net assets resulting from operations	$ 702	$ 79	$ 681	$ 4,777	$ 428

The accompanying notes are an integral part of these financial statements.

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 155	$ 1	$ 466	$ 766	$ 2
Expenses:					
Mortality and expense risks and other charges	69	—	164	554	1
Total expenses	69	—	164	554	1
Net investment income (loss)	86	1	302	212	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(119)	—	(151)	956	8
Capital gains distributions	—	3	1,442	2,817	44
Total realized gain (loss) on investments and capital gains distributions	(119)	3	1,291	3,773	52
Net unrealized appreciation (depreciation) of investments	634	4	2,217	2,961	34
Net realized and unrealized gain (loss) on investments	515	7	3,508	6,734	86
Net increase (decrease) in net assets resulting from operations	$ 601	$ 8	$ 3,810	$ 6,946	$ 87

The accompanying notes are an integral part of these financial statements.

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 939	$ 138	$ —	$ 20	$ 4
Expenses:					
Mortality and expense risks and other charges	1,131	138	1	60	1
Total expenses	1,131	138	1	60	1
Net investment income (loss)	(192)	—	(1)	(40)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16,086	714	3	489	30
Capital gains distributions	13,822	805	7	265	—
Total realized gain (loss) on investments and capital gains distributions	29,908	1,519	10	754	30
Net unrealized appreciation (depreciation) of investments	906	1,099	6	(91)	35
Net realized and unrealized gain (loss) on investments	30,814	2,618	16	663	65
Net increase (decrease) in net assets resulting from operations	$ 30,622	$ 2,618	$ 15	$ 623	$ 68

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 776	$ 20	$ 7,047	$ 27	$ 1
Expenses:					
Mortality and expense risks and other charges	649	5	3,118	10	1
Total expenses	649	5	3,118	10	1
Net investment income (loss)	127	15	3,929	17	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,538	43	5,793	3	14
Capital gains distributions	—	37	7,759	37	35
Total realized gain (loss) on investments and capital gains distributions	5,538	80	13,552	40	49
Net unrealized appreciation (depreciation) of investments	4,429	53	12,800	97	(4)
Net realized and unrealized gain (loss) on investments	9,967	133	26,352	137	45
Net increase (decrease) in net assets resulting from operations	$ 10,094	$ 148	$ 30,281	$ 154	$ 45

The accompanying notes are an integral part of these financial statements.

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 202	$ 416	$ 3	$ 6,396	$ 13
Expenses:					
Mortality and expense risks and other charges	151	658	2	5,855	14
Total expenses	151	658	2	5,855	14
Net investment income (loss)	51	(242)	1	541	(1)
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	(6)	3,385	18	18,449	30
Capital gains distributions	2,153	6,404	1	915	2
Total realized gain (loss) on investments and capital gains distributions	2,147	9,789	19	19,364	32
Net unrealized appreciation (depreciation) of investments	77	(1,304)	108	154,394	374
Net realized and unrealized gain (loss) on investments	2,224	8,485	127	173,758	406
Net increase (decrease) in net assets resulting from operations	$ 2,275	$ 8,243	$ 128	$ 174,299	$ 405

The accompanying notes are an integral part of these financial statements.

	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,791	$ 28	$ 1	$ 2,668	$ 5
Expenses:					
Mortality and expense risks and other charges	302	3	1	4,319	8
Total expenses	302	3	1	4,319	8
Net investment income (loss)	1,489	25	—	(1,651)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(67)	(20)	10	7,875	24
Capital gains distributions	—	—	26	30,264	88
Total realized gain (loss) on investments and capital gains distributions	(67)	(20)	36	38,139	112
Net unrealized appreciation (depreciation) of investments	819	34	34	53,037	143
Net realized and unrealized gain (loss) on investments	752	14	70	91,176	255
Net increase (decrease) in net assets resulting from operations	$ 2,241	$ 39	$ 70	$ 89,525	$ 252

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 224	$ —	$ 4	$ 1,749
Expenses:					
Mortality and expense risks and other charges	5	3,722	24	1	850
Total expenses	5	3,722	24	1	850
Net investment income (loss)	(5)	(3,498)	(24)	3	899
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	43	13,683	264	2	(644)
Capital gains distributions	145	43,180	405	—	—
Total realized gain (loss) on investments and capital gains distributions	188	56,863	669	2	(644)
Net unrealized appreciation (depreciation) of investments	178	61,520	435	40	16,369
Net realized and unrealized gain (loss) on investments	366	118,383	1,104	42	15,725
Net increase (decrease) in net assets resulting from operations	$ 361	$ 114,885	$ 1,080	$ 45	$ 16,624

The accompanying notes are an integral part of these financial statements.

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 102	$ 740	$ 1,231	$ 1,259
Expenses:					
Mortality and expense risks and other					
charges	1	46	280	684	596
Total expenses	1	46	280	684	596
Net investment income (loss)	2	56	460	547	663
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	182	1,494	3,541	4,761
Capital gains distributions	—	82	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	7	264	1,494	3,541	4,761
Net unrealized appreciation					
(depreciation) of investments	35	485	725	6,842	2,563
Net realized and unrealized gain (loss)					
on investments	42	749	2,219	10,383	7,324
Net increase (decrease) in net assets					
resulting from operations	$ 44	$ 805	$ 2,679	$ 10,930	$ 7,987

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 19	$ 22,163	$ 5	$ 2,024	$ 251
Expenses:					
Mortality and expense risks and other					
charges	5	13,439	3	739	141
Total expenses	5	13,439	3	739	141
Net investment income (loss)	14	8,724	2	1,285	110
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	35	61,293	(6)	1,159	81
Capital gains distributions	160	137,511	39	—	—
Total realized gain (loss) on investments					
and capital gains distributions	195	198,804	33	1,159	81
Net unrealized appreciation					
(depreciation) of investments	37	6,469	24	15,854	2,197
Net realized and unrealized gain (loss)					
on investments	232	205,273	57	17,013	2,278
Net increase (decrease) in net assets					
resulting from operations	$ 246	$ 213,997	$ 59	$ 18,298	$ 2,388

The accompanying notes are an integral part of these financial statements.

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 5,591	$ 2	$ 4,617	$ 1	$ 1,371
Expenses:					
Mortality and expense risks and other					
charges	3,525	1	3,215	1	1,498
Total expenses	3,525	1	3,215	1	1,498
Net investment income (loss)	2,066	1	1,402	—	(127)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	20,235	77	9,604	27	12,507
Capital gains distributions	6,406	3	22,195	9	13,134
Total realized gain (loss) on investments					
and capital gains distributions	26,641	80	31,799	36	25,641
Net unrealized appreciation					
(depreciation) of investments	45,480	(34)	8,805	(17)	(12,485)
Net realized and unrealized gain (loss)					
on investments	72,121	46	40,604	19	13,156
Net increase (decrease) in net assets					
resulting from operations	$ 74,187	$ 47	$ 42,006	$ 19	$ 13,029

The accompanying notes are an integral part of these financial statements.

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 844	$ —	$ 581	$ 12
Expenses:					
Mortality and expense risks and other charges	1	338	—	531	4
Total expenses	1	338	—	531	4
Net investment income (loss)	—	506	—	50	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	54	683	—	2,041	110
Capital gains distributions	16	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	70	683	—	2,041	110
Net unrealized appreciation (depreciation) of investments	(51)	6,285	2	11,459	236
Net realized and unrealized gain (loss) on investments	19	6,968	2	13,500	346
Net increase (decrease) in net assets resulting from operations	$ 19	$ 7,474	$ 2	$ 13,550	$ 354

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,740	$ 6	$ 13	$ 281	$ 96
Expenses:					
Mortality and expense risks and other charges	814	4	7	149	140
Total expenses	814	4	7	149	140
Net investment income (loss)	926	2	6	132	(44)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,318	18	19	558	849
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	4,318	18	19	558	849
Net unrealized appreciation (depreciation) of investments	15,926	60	45	1,028	2,188
Net realized and unrealized gain (loss) on investments	20,244	78	64	1,586	3,037
Net increase (decrease) in net assets resulting from operations	$ 21,170	$ 80	$ 70	$ 1,718	$ 2,993

The accompanying notes are an integral part of these financial statements.

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,061	$ 669	$ 583	$ 1	$ 375
Expenses:					
Mortality and expense risks and other charges	916	482	1,595	1	138
Total expenses	916	482	1,595	1	138
Net investment income (loss)	1,145	187	(1,012)	—	237
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,631	840	3,829	36	(27)
Capital gains distributions	9,445	4,285	17,921	44	44
Total realized gain (loss) on investments and capital gains distributions	11,076	5,125	21,750	80	17
Net unrealized appreciation (depreciation) of investments	9,232	2,365	(3,767)	(45)	126
Net realized and unrealized gain (loss) on investments	20,308	7,490	17,983	35	143
Net increase (decrease) in net assets resulting from operations	$ 21,453	$ 7,677	$ 16,971	$ 35	$ 380

The accompanying notes are an integral part of these financial statements.

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net investment income (loss)					
Investment Income:					
Dividends	$ 208	$ —	$ 48	$ —	$ 525
Expenses:					
Mortality and expense risks and other					
charges	1,626	6	596	—	340
Total expenses	1,626	6	596	—	340
Net investment income (loss)	(1,418)	(6)	(548)	—	185
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(132)	(26)	1,224	1	(702)
Capital gains distributions	8,351	66	3,582	6	319
Total realized gain (loss) on investments					
and capital gains distributions	8,219	40	4,806	7	(383)
Net unrealized appreciation					
(depreciation) of investments	32,735	199	5,890	11	12,473
Net realized and unrealized gain (loss)					
on investments	40,954	239	10,696	18	12,090
Net increase (decrease) in net assets					
resulting from operations	$ 39,536	$ 233	$ 10,148	$ 18	$ 12,275

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund^SM - Class R-3	Washington Mutual Investors Fund^SM - Class R-4	Wells Fargo Small Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 117	$ —	$ 44	$ 3,238	$ —
Expenses:					
Mortality and expense risks and other charges	585	537	15	1,706	1
Total expenses	585	537	15	1,706	1
Net investment income (loss)	(468)	(537)	29	1,532	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,004)	(1,392)	44	2,341	(26)
Capital gains distributions	8,895	11,555	157	10,035	37
Total realized gain (loss) on investments and capital gains distributions	6,891	10,163	201	12,376	11
Net unrealized appreciation (depreciation) of investments	8,579	3,010	255	15,620	7
Net realized and unrealized gain (loss) on investments	15,470	13,173	456	27,996	18
Net increase (decrease) in net assets resulting from operations	$ 15,002	$ 12,636	$ 485	$ 29,528	$ 17

The accompanying notes are an integral part of these financial statements.

	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)		
Investment Income:		
Dividends	$ —	$ 1,163
Expenses:		
Mortality and expense risks and other charges	6	1,350
Total expenses	6	1,350
Net investment income (loss)	(6)	(187)
Realized and unrealized gain (loss) on investments		
Net realized gain (loss) on investments	42	4,531
Capital gains distributions	—	5,344
Total realized gain (loss) on investments and capital gains distributions	42	9,875
Net unrealized appreciation (depreciation) of investments	45	1,822
Net realized and unrealized gain (loss) on investments	87	11,697
Net increase (decrease) in net assets resulting from operations	$ 81	$ 11,510

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2016	$ 169	$ 484	$ 2,052	$ 47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(2)	118	2
Total realized gain (loss) on investments and capital gains distributions	15	59	(26)	(1)
Net unrealized appreciation (depreciation) of investments	—	2	133	4
Net increase (decrease) in net assets resulting from operations	17	59	225	5
Changes from principal transactions:				
Total unit transactions	(8)	112	4,616	30
Increase (decrease) in net assets derived from principal transactions	(8)	112	4,616	30
Total increase (decrease) in net assets	9	171	4,841	35
Net assets at December 31, 2016	178	655	6,893	82
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	150	4
Total realized gain (loss) on investments and capital gains distributions	31	85	73	—
Net unrealized appreciation (depreciation) of investments	(1)	12	1,911	—
Net increase (decrease) in net assets resulting from operations	29	98	2,134	4
Changes from principal transactions:				
Total unit transactions	(16)	(131)	3,372	70
Increase (decrease) in net assets derived from principal transactions	(16)	(131)	3,372	70
Total increase (decrease) in net assets	13	(33)	5,506	74
Net assets at December 31, 2017	$ 191	$ 622	$ 12,399	$ 156

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2016	$ 3,609	$ 75	$ 453	$ 11
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(1)	4	—
Total realized gain (loss) on investments and capital gains distributions	350	—	1	(1)
Net unrealized appreciation (depreciation) of investments	65	7	(13)	3
Net increase (decrease) in net assets resulting from operations	390	6	(8)	2
Changes from principal transactions:				
Total unit transactions	(208)	(9)	102	(1)
Increase (decrease) in net assets derived from principal transactions	(208)	(9)	102	(1)
Total increase (decrease) in net assets	182	(3)	94	1
Net assets at December 31, 2016	3,791	72	547	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35)	(1)	7	—
Total realized gain (loss) on investments and capital gains distributions	510	9	16	1
Net unrealized appreciation (depreciation) of investments	43	11	108	1
Net increase (decrease) in net assets resulting from operations	518	19	131	2
Changes from principal transactions:				
Total unit transactions	(360)	11	8	1
Increase (decrease) in net assets derived from principal transactions	(360)	11	8	1
Total increase (decrease) in net assets	158	30	139	3
Net assets at December 31, 2017	$ 3,949	$ 102	$ 686	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2016	$ 258	$ 153	$ 830	$ 9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	10	(5)	1
Total realized gain (loss) on investments and capital gains distributions	(13)	(3)	(81)	(1)
Net unrealized appreciation (depreciation) of investments	(15)	14	181	7
Net increase (decrease) in net assets resulting from operations	(30)	21	95	7
Changes from principal transactions:				
Total unit transactions	(38)	95	(208)	24
Increase (decrease) in net assets derived from principal transactions	(38)	95	(208)	24
Total increase (decrease) in net assets	(68)	116	(113)	31
Net assets at December 31, 2016	190	269	717	40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	14	(1)	2
Total realized gain (loss) on investments and capital gains distributions	(37)	(1)	72	1
Net unrealized appreciation (depreciation) of investments	52	4	(13)	(1)
Net increase (decrease) in net assets resulting from operations	14	17	58	2
Changes from principal transactions:				
Total unit transactions	(95)	119	(14)	80
Increase (decrease) in net assets derived from principal transactions	(95)	119	(14)	80
Total increase (decrease) in net assets	(81)	136	44	82
Net assets at December 31, 2017	$ 109	$ 405	$ 761	$ 122

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Responsible Investing Fund - Class A
Net assets at January 1, 2016	$ 305	$ 26,133	$ 33,322	$ 3,708
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(249)	(95)	(39)
Total realized gain (loss) on investments and capital gains distributions	(23)	3,465	3,369	215
Net unrealized appreciation (depreciation) of investments	64	(2,957)	(360)	(136)
Net increase (decrease) in net assets resulting from operations	40	259	2,914	40
Changes from principal transactions:				
Total unit transactions	(27)	(2,876)	(3,033)	(104)
Increase (decrease) in net assets derived from principal transactions	(27)	(2,876)	(3,033)	(104)
Total increase (decrease) in net assets	13	(2,617)	(119)	(64)
Net assets at December 31, 2016	318	23,516	33,203	3,644
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(265)	(2)	(48)
Total realized gain (loss) on investments and capital gains distributions	14	4,904	2,625	875
Net unrealized appreciation (depreciation) of investments	26	1,554	1,127	179
Net increase (decrease) in net assets resulting from operations	38	6,193	3,750	1,006
Changes from principal transactions:				
Total unit transactions	(204)	(1,151)	(3,686)	894
Increase (decrease) in net assets derived from principal transactions	(204)	(1,151)	(3,686)	894
Total increase (decrease) in net assets	(166)	5,042	64	1,900
Net assets at December 31, 2017	$ 152	$ 28,558	$ 33,267	$ 5,544

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2016	$ 1,225	$ 247	$ 26	$ 535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	4	—	3
Total realized gain (loss) on investments and capital gains distributions	(54)	11	6	(60)
Net unrealized appreciation (depreciation) of investments	72	23	(4)	157
Net increase (decrease) in net assets resulting from operations	12	38	2	100
Changes from principal transactions:				
Total unit transactions	(756)	8	(22)	(89)
Increase (decrease) in net assets derived from principal transactions	(756)	8	(22)	(89)
Total increase (decrease) in net assets	(744)	46	(20)	11
Net assets at December 31, 2016	481	293	6	546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	3	—	(1)
Total realized gain (loss) on investments and capital gains distributions	122	80	—	5
Net unrealized appreciation (depreciation) of investments	28	(40)	1	31
Net increase (decrease) in net assets resulting from operations	146	43	1	35
Changes from principal transactions:				
Total unit transactions	(524)	(5)	—	(196)
Increase (decrease) in net assets derived from principal transactions	(524)	(5)	—	(196)
Total increase (decrease) in net assets	(378)	38	1	(161)
Net assets at December 31, 2017	$ 103	$ 331	$ 7	$ 385

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class
Net assets at January 1, 2016	$ 37,723	$ 64,741	$ 5,103	$ 118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(121)	264	38	—
Total realized gain (loss) on investments and capital gains distributions	5,475	3,961	497	4
Net unrealized appreciation (depreciation) of investments	(2,994)	1,005	(190)	32
Net increase (decrease) in net assets resulting from operations	2,360	5,230	345	36
Changes from principal transactions:				
Total unit transactions	(2,533)	(2,023)	(1,089)	58
Increase (decrease) in net assets derived from principal transactions	(2,533)	(2,023)	(1,089)	58
Total increase (decrease) in net assets	(173)	3,207	(744)	94
Net assets at December 31, 2016	37,550	67,948	4,359	212
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(207)	(307)	29	(1)
Total realized gain (loss) on investments and capital gains distributions	6,080	7,096	465	34
Net unrealized appreciation (depreciation) of investments	4,267	6,548	47	(10)
Net increase (decrease) in net assets resulting from operations	10,140	13,337	541	23
Changes from principal transactions:				
Total unit transactions	(1,131)	(5,297)	(1,944)	68
Increase (decrease) in net assets derived from principal transactions	(1,131)	(5,297)	(1,944)	68
Total increase (decrease) in net assets	9,009	8,040	(1,403)	91
Net assets at December 31, 2017	$ 46,559	$ 75,988	$ 2,956	$ 303

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors℠ - Class R-3	Fundamental Investors℠ - Class R-4
Net assets at January 1, 2016	$ 24,336	$ 9,398	$ 1,374	$ 72,172
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	223	87	11	592
Total realized gain (loss) on investments and capital gains distributions	(775)	842	68	5,052
Net unrealized appreciation (depreciation) of investments	1,465	138	73	2,998
Net increase (decrease) in net assets resulting from operations	913	1,067	152	8,642
Changes from principal transactions:				
Total unit transactions	(861)	(859)	(44)	3,914
Increase (decrease) in net assets derived from principal transactions	(861)	(859)	(44)	3,914
Total increase (decrease) in net assets	52	208	108	12,556
Net assets at December 31, 2016	24,388	9,606	1,482	84,728
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	419	99	6	602
Total realized gain (loss) on investments and capital gains distributions	(1,059)	1,114	225	9,003
Net unrealized appreciation (depreciation) of investments	1,204	557	69	10,069
Net increase (decrease) in net assets resulting from operations	564	1,770	300	19,674
Changes from principal transactions:				
Total unit transactions	6,978	(374)	(745)	7,195
Increase (decrease) in net assets derived from principal transactions	6,978	(374)	(745)	7,195
Total increase (decrease) in net assets	7,542	1,396	(445)	26,869
Net assets at December 31, 2017	$ 31,930	$ 11,002	$ 1,037	$ 111,597

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net assets at January 1, 2016	$ 3,156	$ 33,918	$ 551	$ 11,649
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	70	(175)	(1)	(74)
Total realized gain (loss) on investments and capital gains distributions	156	61	31	(56)
Net unrealized appreciation (depreciation) of investments	277	6,985	20	1,479
Net increase (decrease) in net assets resulting from operations	503	6,871	50	1,349
Changes from principal transactions:				
Total unit transactions	1,000	(2,360)	(95)	(1,739)
Increase (decrease) in net assets derived from principal transactions	1,000	(2,360)	(95)	(1,739)
Total increase (decrease) in net assets	1,503	4,511	(45)	(390)
Net assets at December 31, 2016	4,659	38,429	506	11,259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	106	(330)	—	(38)
Total realized gain (loss) on investments and capital gains distributions	352	1,608	50	285
Net unrealized appreciation (depreciation) of investments	533	2,396	19	1,259
Net increase (decrease) in net assets resulting from operations	991	3,674	69	1,506
Changes from principal transactions:				
Total unit transactions	2,296	(7,217)	(46)	(1,752)
Increase (decrease) in net assets derived from principal transactions	2,296	(7,217)	(46)	(1,752)
Total increase (decrease) in net assets	3,287	(3,543)	23	(246)
Net assets at December 31, 2017	$ 7,946	$ 34,886	$ 529	$ 11,013

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net assets at January 1, 2016	$ 14,558	$ 1,273	$ 171	$ 12,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	17	(5)	(134)
Total realized gain (loss) on investments and capital gains distributions	227	109	4	(915)
Net unrealized appreciation (depreciation) of investments	(1,665)	65	(54)	234
Net increase (decrease) in net assets resulting from operations	(1,434)	191	(55)	(815)
Changes from principal transactions:				
Total unit transactions	(2,105)	(101)	1,112	676
Increase (decrease) in net assets derived from principal transactions	(2,105)	(101)	1,112	676
Total increase (decrease) in net assets	(3,539)	90	1,057	(139)
Net assets at December 31, 2016	11,019	1,363	1,228	12,358
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	8	(23)	(174)
Total realized gain (loss) on investments and capital gains distributions	178	85	153	343
Net unrealized appreciation (depreciation) of investments	2,986	57	281	3,050
Net increase (decrease) in net assets resulting from operations	3,131	150	411	3,219
Changes from principal transactions:				
Total unit transactions	(1,149)	(593)	2,038	4,987
Increase (decrease) in net assets derived from principal transactions	(1,149)	(593)	2,038	4,987
Total increase (decrease) in net assets	1,982	(443)	2,449	8,206
Net assets at December 31, 2017	$ 13,001	$ 920	$ 3,677	$ 20,564

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2016	$ 66	$ 12,705	$ 10,093	$ 49,166
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(87)	75	382
Total realized gain (loss) on investments and capital gains distributions	4	123	55	1,505
Net unrealized appreciation (depreciation) of investments	15	2,520	44	1,345
Net increase (decrease) in net assets resulting from operations	19	2,556	174	3,232
Changes from principal transactions:				
Total unit transactions	51	213	(134)	(2,642)
Increase (decrease) in net assets derived from principal transactions	51	213	(134)	(2,642)
Total increase (decrease) in net assets	70	2,769	40	590
Net assets at December 31, 2016	136	15,474	10,133	49,756
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	4	92	458
Total realized gain (loss) on investments and capital gains distributions	26	1,668	(5)	1,059
Net unrealized appreciation (depreciation) of investments	(12)	(651)	134	3,606
Net increase (decrease) in net assets resulting from operations	15	1,021	221	5,123
Changes from principal transactions:				
Total unit transactions	62	(1,955)	123	(5,169)
Increase (decrease) in net assets derived from principal transactions	62	(1,955)	123	(5,169)
Total increase (decrease) in net assets	77	(934)	344	(46)
Net assets at December 31, 2017	$ 213	$ 14,540	$ 10,477	$ 49,710

The accompanying notes are an integral part of these financial statements.

154

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income FundSM - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A
Net assets at January 1, 2016	$ 330	$ 850	$ 7,976	$ 47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	14	163	—
Total realized gain (loss) on investments and capital gains distributions	(3)	70	620	5
Net unrealized appreciation (depreciation) of investments	(14)	(39)	(537)	—
Net increase (decrease) in net assets resulting from operations	30	45	246	5
Changes from principal transactions:				
Total unit transactions	2,506	(125)	851	(9)
Increase (decrease) in net assets derived from principal transactions	2,506	(125)	851	(9)
Total increase (decrease) in net assets	2,536	(80)	1,097	(4)
Net assets at December 31, 2016	2,866	770	9,073	43
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	8	144	—
Total realized gain (loss) on investments and capital gains distributions	116	124	22	10
Net unrealized appreciation (depreciation) of investments	226	27	366	1
Net increase (decrease) in net assets resulting from operations	434	159	532	11
Changes from principal transactions:				
Total unit transactions	1,037	(259)	(548)	9
Increase (decrease) in net assets derived from principal transactions	1,037	(259)	(548)	9
Total increase (decrease) in net assets	1,471	(100)	(16)	20
Net assets at December 31, 2017	$ 4,337	$ 670	$ 9,057	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Columbia[SM] Acorn® Fund - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2016	$ 7	$ 8,510	$ 2	$ 306
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	—	(2)
Total realized gain (loss) on investments and capital gains distributions	(3)	141	—	(9)
Net unrealized appreciation (depreciation) of investments	3	877	—	54
Net increase (decrease) in net assets resulting from operations	—	1,013	—	43
Changes from principal transactions:				
Total unit transactions	(6)	(821)	—	(51)
Increase (decrease) in net assets derived from principal transactions	(6)	(821)	—	(51)
Total increase (decrease) in net assets	(6)	192	—	(8)
Net assets at December 31, 2016	1	8,702	2	298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	18	—	2
Total realized gain (loss) on investments and capital gains distributions	1	1,162	—	42
Net unrealized appreciation (depreciation) of investments	—	(157)	—	9
Net increase (decrease) in net assets resulting from operations	1	1,023	—	53
Changes from principal transactions:				
Total unit transactions	1	(674)	—	—
Increase (decrease) in net assets derived from principal transactions	1	(674)	—	—
Total increase (decrease) in net assets	2	349	—	53
Net assets at December 31, 2017	$ 3	$ 9,051	$ 2	$ 351

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2016	$ 1	$ 4,464	$ 1,410	$ 989
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	101	1	1
Total realized gain (loss) on investments and capital gains distributions	—	(24)	1,277	(54)
Net unrealized appreciation (depreciation) of investments	1	38	(1,452)	420
Net increase (decrease) in net assets resulting from operations	1	115	(174)	367
Changes from principal transactions:				
Total unit transactions	48	(369)	3,365	1,312
Increase (decrease) in net assets derived from principal transactions	48	(369)	3,365	1,312
Total increase (decrease) in net assets	49	(254)	3,191	1,679
Net assets at December 31, 2016	50	4,210	4,601	2,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	39	—	(16)
Total realized gain (loss) on investments and capital gains distributions	4	(136)	(16)	372
Net unrealized appreciation (depreciation) of investments	5	186	2,193	(20)
Net increase (decrease) in net assets resulting from operations	9	89	2,177	336
Changes from principal transactions:				
Total unit transactions	(9)	(4,299)	2,586	1,016
Increase (decrease) in net assets derived from principal transactions	(9)	(4,299)	2,586	1,016
Total increase (decrease) in net assets	—	(4,210)	4,763	1,352
Net assets at December 31, 2017	$ 50	$ —	$ 9,364	$ 4,020

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class
Net assets at January 1, 2016	$ 27	$ 34	$ 186	$ 2,412
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	7	10	65
Total realized gain (loss) on investments and capital gains distributions	(3)	3	1	240
Net unrealized appreciation (depreciation) of investments	4	(15)	23	1,326
Net increase (decrease) in net assets resulting from operations	1	(5)	34	1,631
Changes from principal transactions:				
Total unit transactions	(13)	496	503	4,927
Increase (decrease) in net assets derived from principal transactions	(13)	496	503	4,927
Total increase (decrease) in net assets	(12)	491	537	6,558
Net assets at December 31, 2016	15	525	723	8,970
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	15	30	141
Total realized gain (loss) on investments and capital gains distributions	3	(4)	16	662
Net unrealized appreciation (depreciation) of investments	2	6	310	344
Net increase (decrease) in net assets resulting from operations	5	17	356	1,147
Changes from principal transactions:				
Total unit transactions	11	128	673	3,375
Increase (decrease) in net assets derived from principal transactions	11	128	673	3,375
Total increase (decrease) in net assets	16	145	1,029	4,522
Net assets at December 31, 2017	$ 31	$ 670	$ 1,752	$ 13,492

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2016	$ 331	$ 328	$ 783	$ 88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	7	1
Total realized gain (loss) on investments and capital gains distributions	11	5	143	(16)
Net unrealized appreciation (depreciation) of investments	12	36	(72)	19
Net increase (decrease) in net assets resulting from operations	25	43	78	4
Changes from principal transactions:				
Total unit transactions	(165)	(71)	(101)	(90)
Increase (decrease) in net assets derived from principal transactions	(165)	(71)	(101)	(90)
Total increase (decrease) in net assets	(140)	(28)	(23)	(86)
Net assets at December 31, 2016	191	300	760	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	6	—
Total realized gain (loss) on investments and capital gains distributions	9	36	189	—
Net unrealized appreciation (depreciation) of investments	34	5	(44)	—
Net increase (decrease) in net assets resulting from operations	44	42	151	—
Changes from principal transactions:				
Total unit transactions	(81)	(183)	(174)	—
Increase (decrease) in net assets derived from principal transactions	(81)	(183)	(174)	—
Total increase (decrease) in net assets	(37)	(141)	(23)	—
Net assets at December 31, 2017	$ 154	$ 159	$ 737	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I
Net assets at January 1, 2016	$ 6,273	$ 281,909	$ —	$ 1,180
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1,061	—	(8)
Total realized gain (loss) on investments and capital gains distributions	223	(4,812)	—	67
Net unrealized appreciation (depreciation) of investments	(250)	3,219	—	11
Net increase (decrease) in net assets resulting from operations	(10)	(532)	—	70
Changes from principal transactions:				
Total unit transactions	(1,125)	(13,194)	—	197
Increase (decrease) in net assets derived from principal transactions	(1,125)	(13,194)	—	197
Total increase (decrease) in net assets	(1,135)	(13,726)	—	267
Net assets at December 31, 2016	5,138	268,183	—	1,447
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	301	—	(16)
Total realized gain (loss) on investments and capital gains distributions	821	13,179	—	181
Net unrealized appreciation (depreciation) of investments	526	65,278	—	280
Net increase (decrease) in net assets resulting from operations	1,345	78,758	—	445
Changes from principal transactions:				
Total unit transactions	(1,943)	1,972	—	430
Increase (decrease) in net assets derived from principal transactions	(1,943)	1,972	—	430
Total increase (decrease) in net assets	(598)	80,730	—	875
Net assets at December 31, 2017	$ 4,540	$ 348,913	$ —	$ 2,322

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2016	$ 253,886	$ 287,422	$ 10,441	$ 30,265
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,274	(2,477)	458	125
Total realized gain (loss) on investments and capital gains distributions	6,669	43,742	(158)	1,403
Net unrealized appreciation (depreciation) of investments	29,724	(42,225)	1,056	(3,270)
Net increase (decrease) in net assets resulting from operations	39,667	(960)	1,356	(1,742)
Changes from principal transactions:				
Total unit transactions	(24,551)	(24,306)	(504)	(2,774)
Increase (decrease) in net assets derived from principal transactions	(24,551)	(24,306)	(504)	(2,774)
Total increase (decrease) in net assets	15,116	(25,266)	852	(4,516)
Net assets at December 31, 2016	269,002	262,156	11,293	25,749
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,871	(2,304)	365	160
Total realized gain (loss) on investments and capital gains distributions	3,738	35,741	(308)	1,181
Net unrealized appreciation (depreciation) of investments	24,586	54,396	512	6,053
Net increase (decrease) in net assets resulting from operations	30,195	87,833	569	7,394
Changes from principal transactions:				
Total unit transactions	(22,962)	(4,213)	(3,138)	23
Increase (decrease) in net assets derived from principal transactions	(22,962)	(4,213)	(3,138)	23
Total increase (decrease) in net assets	7,233	83,620	(2,569)	7,417
Net assets at December 31, 2017	$ 276,235	$ 345,776	$ 8,724	$ 33,166

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class
Net assets at January 1, 2016	$ 1,229,525	$ 176,926	$ 3	$ 21,376
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,510)	658	—	64
Total realized gain (loss) on investments and capital gains distributions	94,692	4,424	—	966
Net unrealized appreciation (depreciation) of investments	(13,762)	13,898	1	(657)
Net increase (decrease) in net assets resulting from operations	79,420	18,980	1	373
Changes from principal transactions:				
Total unit transactions	(111,544)	3,341	4	(2,085)
Increase (decrease) in net assets derived from principal transactions	(111,544)	3,341	4	(2,085)
Total increase (decrease) in net assets	(32,124)	22,321	5	(1,712)
Net assets at December 31, 2016	1,197,401	199,247	8	19,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	795	1,578	—	110
Total realized gain (loss) on investments and capital gains distributions	79,292	5,478	—	3,072
Net unrealized appreciation (depreciation) of investments	159,952	34,911	—	(1,051)
Net increase (decrease) in net assets resulting from operations	240,039	41,967	—	2,131
Changes from principal transactions:				
Total unit transactions	(99,456)	12,766	(4)	(5,420)
Increase (decrease) in net assets derived from principal transactions	(99,456)	12,766	(4)	(5,420)
Total increase (decrease) in net assets	140,583	54,733	(4)	(3,289)
Net assets at December 31, 2017	$ 1,337,984	$ 253,980	$ 4	$ 16,375

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net assets at January 1, 2016	$ 1,629	$ 304	$ 5	$ 287
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	1	—	(2)
Total realized gain (loss) on investments and capital gains distributions	85	(28)	4	(4)
Net unrealized appreciation (depreciation) of investments	88	(22)	5	17
Net increase (decrease) in net assets resulting from operations	192	(49)	9	11
Changes from principal transactions:				
Total unit transactions	(157)	(23)	21	(38)
Increase (decrease) in net assets derived from principal transactions	(157)	(23)	21	(38)
Total increase (decrease) in net assets	35	(72)	30	(27)
Net assets at December 31, 2016	1,664	232	35	260
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(3)	—	(2)
Total realized gain (loss) on investments and capital gains distributions	61	(9)	—	26
Net unrealized appreciation (depreciation) of investments	63	54	(1)	32
Net increase (decrease) in net assets resulting from operations	148	42	(1)	56
Changes from principal transactions:				
Total unit transactions	(13)	46	(4)	19
Increase (decrease) in net assets derived from principal transactions	(13)	46	(4)	19
Total increase (decrease) in net assets	135	88	(5)	75
Net assets at December 31, 2017	$ 1,799	$ 320	$ 30	$ 335

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4
Net assets at January 1, 2016	$ 103,364	$ 9	$ 13,745	$ 370,151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(125)	—	(48)	(1,333)
Total realized gain (loss) on investments and capital gains distributions	20,894	—	1,768	26,366
Net unrealized appreciation (depreciation) of investments	8,132	—	(895)	563
Net increase (decrease) in net assets resulting from operations	28,901	—	825	25,596
Changes from principal transactions:				
Total unit transactions	(3,740)	5	(2,521)	(27,153)
Increase (decrease) in net assets derived from principal transactions	(3,740)	5	(2,521)	(27,153)
Total increase (decrease) in net assets	25,161	5	(1,696)	(1,557)
Net assets at December 31, 2016	128,525	14	12,049	368,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(510)	—	(58)	(1,995)
Total realized gain (loss) on investments and capital gains distributions	13,321	10	1,866	36,137
Net unrealized appreciation (depreciation) of investments	(1,516)	(2)	883	56,466
Net increase (decrease) in net assets resulting from operations	11,295	8	2,691	90,608
Changes from principal transactions:				
Total unit transactions	(13,231)	32	(2,825)	(13,836)
Increase (decrease) in net assets derived from principal transactions	(13,231)	32	(2,825)	(13,836)
Total increase (decrease) in net assets	(1,936)	40	(134)	76,772
Net assets at December 31, 2017	$ 126,589	$ 54	$ 11,915	$ 445,366

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3
Net assets at January 1, 2016	$ —	$ 5	$ —	$ 2,034
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	2	32
Total realized gain (loss) on investments and capital gains distributions	—	—	—	72
Net unrealized appreciation (depreciation) of investments	—	1	—	16
Net increase (decrease) in net assets resulting from operations	—	1	2	120
Changes from principal transactions:				
Total unit transactions	—	—	155	(881)
Increase (decrease) in net assets derived from principal transactions	—	—	155	(881)
Total increase (decrease) in net assets	—	1	157	(761)
Net assets at December 31, 2016	—	6	157	1,273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	9	25
Total realized gain (loss) on investments and capital gains distributions	—	1	72	48
Net unrealized appreciation (depreciation) of investments	—	—	43	79
Net increase (decrease) in net assets resulting from operations	—	1	124	152
Changes from principal transactions:				
Total unit transactions	—	—	1,069	(120)
Increase (decrease) in net assets derived from principal transactions	—	—	1,069	(120)
Total increase (decrease) in net assets	—	1	1,193	32
Net assets at December 31, 2017	$ —	$ 7	$ 1,350	$ 1,305

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares
Net assets at January 1, 2016	$ 1,869	$ 132	$ 249	$ 37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	2	(1)	—
Total realized gain (loss) on investments and capital gains distributions	(210)	3	45	(1)
Net unrealized appreciation (depreciation) of investments	342	—	(21)	2
Net increase (decrease) in net assets resulting from operations	107	5	23	1
Changes from principal transactions:				
Total unit transactions	1,070	(10)	(34)	(24)
Increase (decrease) in net assets derived from principal transactions	1,070	(10)	(34)	(24)
Total increase (decrease) in net assets	1,177	(5)	(11)	(23)
Net assets at December 31, 2016	3,046	127	238	14
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(59)	—	(1)	—
Total realized gain (loss) on investments and capital gains distributions	884	1	25	—
Net unrealized appreciation (depreciation) of investments	502	20	38	—
Net increase (decrease) in net assets resulting from operations	1,327	21	62	—
Changes from principal transactions:				
Total unit transactions	5,529	3	1	2
Increase (decrease) in net assets derived from principal transactions	5,529	3	1	2
Total increase (decrease) in net assets	6,856	24	63	2
Net assets at December 31, 2017	$ 9,902	$ 151	$ 301	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Net assets at January 1, 2016	$ 72	$ 84	$ 247	$ 962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	5	17
Total realized gain (loss) on investments and capital gains distributions	4	12	4	(8)
Net unrealized appreciation (depreciation) of investments	(4)	(13)	63	(5)
Net increase (decrease) in net assets resulting from operations	—	(2)	72	4
Changes from principal transactions:				
Total unit transactions	(14)	(30)	405	(24)
Increase (decrease) in net assets derived from principal transactions	(14)	(30)	405	(24)
Total increase (decrease) in net assets	(14)	(32)	477	(20)
Net assets at December 31, 2016	58	52	724	942
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	6	15
Total realized gain (loss) on investments and capital gains distributions	1	2	36	(23)
Net unrealized appreciation (depreciation) of investments	14	13	107	22
Net increase (decrease) in net assets resulting from operations	15	14	149	14
Changes from principal transactions:				
Total unit transactions	—	2	386	(303)
Increase (decrease) in net assets derived from principal transactions	—	2	386	(303)
Total increase (decrease) in net assets	15	16	535	(289)
Net assets at December 31, 2017	$ 73	$ 68	$ 1,259	$ 653

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Net assets at January 1, 2016	$ —	$ 356	$ —	$ 12,466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	(1)	(102)
Total realized gain (loss) on investments and capital gains distributions	—	15	31	1,381
Net unrealized appreciation (depreciation) of investments	(8)	8	(17)	1,749
Net increase (decrease) in net assets resulting from operations	(8)	21	13	3,028
Changes from principal transactions:				
Total unit transactions	286	63	420	(216)
Increase (decrease) in net assets derived from principal transactions	286	63	420	(216)
Total increase (decrease) in net assets	278	84	433	2,812
Net assets at December 31, 2016	278	440	433	15,278
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(2)	(4)	(143)
Total realized gain (loss) on investments and capital gains distributions	4	33	43	2,378
Net unrealized appreciation (depreciation) of investments	88	33	51	(1,020)
Net increase (decrease) in net assets resulting from operations	96	64	90	1,215
Changes from principal transactions:				
Total unit transactions	528	97	46	(1,689)
Increase (decrease) in net assets derived from principal transactions	528	97	46	(1,689)
Total increase (decrease) in net assets	624	161	136	(474)
Net assets at December 31, 2017	$ 902	$ 601	$ 569	$ 14,804

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net assets at January 1, 2016	$ 1,209	$ 10	$ 277	$ 43
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	—	(2)	1
Total realized gain (loss) on investments and capital gains distributions	(7)	—	(35)	—
Net unrealized appreciation (depreciation) of investments	(5)	2	21	1
Net increase (decrease) in net assets resulting from operations	(2)	2	(16)	2
Changes from principal transactions:				
Total unit transactions	(37)	13	(66)	(21)
Increase (decrease) in net assets derived from principal transactions	(37)	13	(66)	(21)
Total increase (decrease) in net assets	(39)	15	(82)	(19)
Net assets at December 31, 2016	1,170	25	195	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	1	(1)	1
Total realized gain (loss) on investments and capital gains distributions	(12)	3	(29)	—
Net unrealized appreciation (depreciation) of investments	9	—	64	—
Net increase (decrease) in net assets resulting from operations	3	4	34	1
Changes from principal transactions:				
Total unit transactions	(744)	1	(114)	(1)
Increase (decrease) in net assets derived from principal transactions	(744)	1	(114)	(1)
Total increase (decrease) in net assets	(741)	5	(80)	—
Net assets at December 31, 2017	$ 429	$ 30	$ 115	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A
Net assets at January 1, 2016	$ —	$ 866	$ 1,178	$ 294
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(2)	(9)	1
Total realized gain (loss) on investments and capital gains distributions	(1)	66	74	(38)
Net unrealized appreciation (depreciation) of investments	(21)	68	141	60
Net increase (decrease) in net assets resulting from operations	2	132	206	23
Changes from principal transactions:				
Total unit transactions	2,584	(100)	(142)	(104)
Increase (decrease) in net assets derived from principal transactions	2,584	(100)	(142)	(104)
Total increase (decrease) in net assets	2,586	32	64	(81)
Net assets at December 31, 2016	2,586	898	1,242	213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	1	(8)	(1)
Total realized gain (loss) on investments and capital gains distributions	(26)	51	(70)	19
Net unrealized appreciation (depreciation) of investments	(18)	1	131	3
Net increase (decrease) in net assets resulting from operations	46	53	53	21
Changes from principal transactions:				
Total unit transactions	1,335	(15)	(314)	(34)
Increase (decrease) in net assets derived from principal transactions	1,335	(15)	(314)	(34)
Total increase (decrease) in net assets	1,381	38	(261)	(13)
Net assets at December 31, 2017	$ 3,967	$ 936	$ 981	$ 200

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I
Net assets at January 1, 2016	$ 91,575	$ 2	$ 119	$ 3,636
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(395)	—	—	135
Total realized gain (loss) on investments and capital gains distributions	7,274	—	3	144
Net unrealized appreciation (depreciation) of investments	6,246	—	3	(233)
Net increase (decrease) in net assets resulting from operations	13,125	—	6	46
Changes from principal transactions:				
Total unit transactions	(8,331)	—	(28)	6,864
Increase (decrease) in net assets derived from principal transactions	(8,331)	—	(28)	6,864
Total increase (decrease) in net assets	4,794	—	(22)	6,910
Net assets at December 31, 2016	96,369	2	97	10,546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(342)	—	—	292
Total realized gain (loss) on investments and capital gains distributions	13,613	—	7	(15)
Net unrealized appreciation (depreciation) of investments	(8,151)	—	14	157
Net increase (decrease) in net assets resulting from operations	5,120	—	21	434
Changes from principal transactions:				
Total unit transactions	(17,789)	—	(45)	5,570
Increase (decrease) in net assets derived from principal transactions	(17,789)	—	(45)	5,570
Total increase (decrease) in net assets	(12,669)	—	(24)	6,004
Net assets at December 31, 2017	$ 83,700	$ 2	$ 73	$ 16,550

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Net assets at January 1, 2016	$ 15,742	$ 38	$ 90	$ 509
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	(1)	2	(5)
Total realized gain (loss) on investments and capital gains distributions	296	1	—	29
Net unrealized appreciation (depreciation) of investments	(253)	3	1	69
Net increase (decrease) in net assets resulting from operations	165	3	3	93
Changes from principal transactions:				
Total unit transactions	1,900	9	201	38
Increase (decrease) in net assets derived from principal transactions	1,900	9	201	38
Total increase (decrease) in net assets	2,065	12	204	131
Net assets at December 31, 2016	17,807	50	294	640
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	193	(1)	4	(6)
Total realized gain (loss) on investments and capital gains distributions	(49)	10	16	90
Net unrealized appreciation (depreciation) of investments	253	8	81	6
Net increase (decrease) in net assets resulting from operations	397	17	101	90
Changes from principal transactions:				
Total unit transactions	2,938	40	226	(415)
Increase (decrease) in net assets derived from principal transactions	2,938	40	226	(415)
Total increase (decrease) in net assets	3,335	57	327	(325)
Net assets at December 31, 2017	$ 21,142	$ 107	$ 621	$ 315

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Net assets at January 1, 2016	$ 385	$ 11,809	$ 2,071	$ 130,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	20	—	(3)
Total realized gain (loss) on investments and capital gains distributions	40	970	176	6,812
Net unrealized appreciation (depreciation) of investments	49	18	(197)	(5,378)
Net increase (decrease) in net assets resulting from operations	100	1,008	(21)	1,431
Changes from principal transactions:				
Total unit transactions	870	(511)	(332)	3,416
Increase (decrease) in net assets derived from principal transactions	870	(511)	(332)	3,416
Total increase (decrease) in net assets	970	497	(353)	4,847
Net assets at December 31, 2016	1,355	12,306	1,718	135,484
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(71)	(7)	(623)
Total realized gain (loss) on investments and capital gains distributions	143	929	139	14,738
Net unrealized appreciation (depreciation) of investments	158	1,266	314	25,225
Net increase (decrease) in net assets resulting from operations	320	2,124	446	39,340
Changes from principal transactions:				
Total unit transactions	774	(509)	(154)	14,369
Increase (decrease) in net assets derived from principal transactions	774	(509)	(154)	14,369
Total increase (decrease) in net assets	1,094	1,615	292	53,709
Net assets at December 31, 2017	$ 2,449	$ 13,921	$ 2,010	$ 189,193

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net assets at January 1, 2016	$ 183	$ 1,029	$ 85	$ 197,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	45	(1)	(1,594)
Total realized gain (loss) on investments and capital gains distributions	(3)	54	4	9,950
Net unrealized appreciation (depreciation) of investments	8	(70)	(6)	2,665
Net increase (decrease) in net assets resulting from operations	7	29	(3)	11,021
Changes from principal transactions:				
Total unit transactions	134	783	(18)	(11,239)
Increase (decrease) in net assets derived from principal transactions	134	783	(18)	(11,239)
Total increase (decrease) in net assets	141	812	(21)	(218)
Net assets at December 31, 2016	324	1,841	64	197,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	29	(1)	(1,647)
Total realized gain (loss) on investments and capital gains distributions	13	87	7	10,940
Net unrealized appreciation (depreciation) of investments	145	224	9	57,411
Net increase (decrease) in net assets resulting from operations	164	340	15	66,704
Changes from principal transactions:				
Total unit transactions	550	(56)	(5)	4,801
Increase (decrease) in net assets derived from principal transactions	550	(56)	(5)	4,801
Total increase (decrease) in net assets	714	284	10	71,505
Net assets at December 31, 2017	$ 1,038	$ 2,125	$ 74	$ 268,701

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y
Net assets at January 1, 2016	$ 33,914	$ 24	$ 54	$ 114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	3	3	1
Total realized gain (loss) on investments and capital gains distributions	(137)	(5)	—	—
Net unrealized appreciation (depreciation) of investments	2,331	11	(5)	(6)
Net increase (decrease) in net assets resulting from operations	2,224	9	(2)	(5)
Changes from principal transactions:				
Total unit transactions	(644)	5	111	146
Increase (decrease) in net assets derived from principal transactions	(644)	5	111	146
Total increase (decrease) in net assets	1,580	14	109	141
Net assets at December 31, 2016	35,494	38	163	255
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	93	1	5	—
Total realized gain (loss) on investments and capital gains distributions	450	(1)	(2)	2
Net unrealized appreciation (depreciation) of investments	12,147	6	11	76
Net increase (decrease) in net assets resulting from operations	12,690	6	14	78
Changes from principal transactions:				
Total unit transactions	3,156	8	(17)	141
Increase (decrease) in net assets derived from principal transactions	3,156	8	(17)	141
Total increase (decrease) in net assets	15,846	14	(3)	219
Net assets at December 31, 2017	$ 51,340	$ 52	$ 160	$ 474

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2016	$ 163	$ —	$ 66	$ 25,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	—	(88)
Total realized gain (loss) on investments and capital gains distributions	4	3	10	1,304
Net unrealized appreciation (depreciation) of investments	(2)	3	(3)	2,862
Net increase (decrease) in net assets resulting from operations	1	6	7	4,078
Changes from principal transactions:				
Total unit transactions	201	176	(9)	(1,807)
Increase (decrease) in net assets derived from principal transactions	201	176	(9)	(1,807)
Total increase (decrease) in net assets	202	182	(2)	2,271
Net assets at December 31, 2016	365	182	64	27,621
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	—	(1)
Total realized gain (loss) on investments and capital gains distributions	38	47	3	1,702
Net unrealized appreciation (depreciation) of investments	111	(1)	6	1,862
Net increase (decrease) in net assets resulting from operations	150	49	9	3,563
Changes from principal transactions:				
Total unit transactions	101	565	(7)	(1,672)
Increase (decrease) in net assets derived from principal transactions	101	565	(7)	(1,672)
Total increase (decrease) in net assets	251	614	2	1,891
Net assets at December 31, 2017	$ 616	$ 796	$ 66	$ 29,512

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Parnassus Core Equity Fund^{SM} - Investor Shares
Net assets at January 1, 2016	$ 15	$ 225	$ 96	$ 21,394
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	3	54
Total realized gain (loss) on investments and capital gains distributions	1	16	(1)	769
Net unrealized appreciation (depreciation) of investments	(1)	(18)	2	1,289
Net increase (decrease) in net assets resulting from operations	—	(2)	4	2,112
Changes from principal transactions:				
Total unit transactions	(1)	(12)	(10)	1,866
Increase (decrease) in net assets derived from principal transactions	(1)	(12)	(10)	1,866
Total increase (decrease) in net assets	(1)	(14)	(6)	3,978
Net assets at December 31, 2016	14	211	90	25,372
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	159
Total realized gain (loss) on investments and capital gains distributions	2	1	—	2,048
Net unrealized appreciation (depreciation) of investments	2	73	4	1,891
Net increase (decrease) in net assets resulting from operations	4	74	5	4,098
Changes from principal transactions:				
Total unit transactions	(2)	(2)	—	1,661
Increase (decrease) in net assets derived from principal transactions	(2)	(2)	—	1,661
Total increase (decrease) in net assets	2	72	5	5,759
Net assets at December 31, 2017	$ 16	$ 283	$ 95	$ 31,131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Net assets at January 1, 2016	$ 40,388	$ 532	$ 101,300	$ 10,306
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	(2)	1,452	156
Total realized gain (loss) on investments and capital gains distributions	1,410	(25)	(2,002)	1,466
Net unrealized appreciation (depreciation) of investments	288	129	4,863	499
Net increase (decrease) in net assets resulting from operations	1,790	102	4,313	2,121
Changes from principal transactions:				
Total unit transactions	(4,050)	936	(7,508)	1,841
Increase (decrease) in net assets derived from principal transactions	(4,050)	936	(7,508)	1,841
Total increase (decrease) in net assets	(2,260)	1,038	(3,195)	3,962
Net assets at December 31, 2016	38,128	1,570	98,105	14,268
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(176)	96	1,378	125
Total realized gain (loss) on investments and capital gains distributions	4,673	(19)	(3,526)	685
Net unrealized appreciation (depreciation) of investments	(77)	(62)	4,661	1,156
Net increase (decrease) in net assets resulting from operations	4,420	15	2,513	1,966
Changes from principal transactions:				
Total unit transactions	(2,328)	(179)	(18,928)	(1,046)
Increase (decrease) in net assets derived from principal transactions	(2,328)	(179)	(18,928)	(1,046)
Total increase (decrease) in net assets	2,092	(164)	(16,415)	920
Net assets at December 31, 2017	$ 40,220	$ 1,406	$ 81,690	$ 15,188

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I
Net assets at January 1, 2016	$ 1,727	$ 1,189	$ 7,599	$ 56
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	60	28	(28)	1
Total realized gain (loss) on investments and capital gains distributions	(136)	(37)	(2,139)	10
Net unrealized appreciation (depreciation) of investments	252	76	2,546	2
Net increase (decrease) in net assets resulting from operations	176	67	379	13
Changes from principal transactions:				
Total unit transactions	(728)	(264)	(698)	(69)
Increase (decrease) in net assets derived from principal transactions	(728)	(264)	(698)	(69)
Total increase (decrease) in net assets	(552)	(197)	(319)	(56)
Net assets at December 31, 2016	1,175	992	7,280	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	17	(76)	—
Total realized gain (loss) on investments and capital gains distributions	(35)	(10)	121	—
Net unrealized appreciation (depreciation) of investments	66	25	2,064	—
Net increase (decrease) in net assets resulting from operations	77	32	2,109	—
Changes from principal transactions:				
Total unit transactions	(453)	(541)	(9,389)	—
Increase (decrease) in net assets derived from principal transactions	(453)	(541)	(9,389)	—
Total increase (decrease) in net assets	(376)	(509)	(7,280)	—
Net assets at December 31, 2017	$ 799	$ 483	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4
Net assets at January 1, 2016	$ 18,835	$ 42	$ 9,975	$ 101
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	746	—	64	2
Total realized gain (loss) on investments and capital gains distributions	(562)	3	494	5
Net unrealized appreciation (depreciation) of investments	2,101	3	686	8
Net increase (decrease) in net assets resulting from operations	2,285	6	1,244	15
Changes from principal transactions:				
Total unit transactions	(1,514)	31	(1,218)	(4)
Increase (decrease) in net assets derived from principal transactions	(1,514)	31	(1,218)	(4)
Total increase (decrease) in net assets	771	37	26	11
Net assets at December 31, 2016	19,606	79	10,001	112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	722	1	37	1
Total realized gain (loss) on investments and capital gains distributions	(405)	(1)	1,058	23
Net unrealized appreciation (depreciation) of investments	886	9	533	(10)
Net increase (decrease) in net assets resulting from operations	1,203	9	1,628	14
Changes from principal transactions:				
Total unit transactions	(620)	17	328	(121)
Increase (decrease) in net assets derived from principal transactions	(620)	17	328	(121)
Total increase (decrease) in net assets	583	26	1,956	(107)
Net assets at December 31, 2017	$ 20,189	$ 105	$ 11,957	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund
Net assets at January 1, 2016	$ 2	$ 437	$ 14,703	$ 3,984
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	23	(87)	30
Total realized gain (loss) on investments and capital gains distributions	—	212	321	95
Net unrealized appreciation (depreciation) of investments	—	(30)	413	551
Net increase (decrease) in net assets resulting from operations	—	205	647	676
Changes from principal transactions:				
Total unit transactions	—	3,424	(196)	8,275
Increase (decrease) in net assets derived from principal transactions	—	3,424	(196)	8,275
Total increase (decrease) in net assets	—	3,629	451	8,951
Net assets at December 31, 2016	2	4,066	15,154	12,935
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	5	(194)	56
Total realized gain (loss) on investments and capital gains distributions	—	359	1,406	2,166
Net unrealized appreciation (depreciation) of investments	—	287	3,104	3,551
Net increase (decrease) in net assets resulting from operations	—	651	4,316	5,773
Changes from principal transactions:				
Total unit transactions	1	(40)	3,651	6,375
Increase (decrease) in net assets derived from principal transactions	1	(40)	3,651	6,375
Total increase (decrease) in net assets	1	611	7,967	12,148
Net assets at December 31, 2017	$ 3	$ 4,677	$ 23,121	$ 25,083

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A
Net assets at January 1, 2016	$ 910	$ 254	$ 2,471	$ 499
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	65	6
Total realized gain (loss) on investments and capital gains distributions	81	5	82	(25)
Net unrealized appreciation (depreciation) of investments	140	19	(204)	68
Net increase (decrease) in net assets resulting from operations	221	25	(57)	49
Changes from principal transactions:				
Total unit transactions	97	22	3,515	(38)
Increase (decrease) in net assets derived from principal transactions	97	22	3,515	(38)
Total increase (decrease) in net assets	318	47	3,458	11
Net assets at December 31, 2016	1,228	301	5,929	510
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	94	3
Total realized gain (loss) on investments and capital gains distributions	139	25	(41)	(7)
Net unrealized appreciation (depreciation) of investments	(21)	29	61	83
Net increase (decrease) in net assets resulting from operations	118	55	114	79
Changes from principal transactions:				
Total unit transactions	(233)	62	(37)	(94)
Increase (decrease) in net assets derived from principal transactions	(233)	62	(37)	(94)
Total increase (decrease) in net assets	(115)	117	77	(15)
Net assets at December 31, 2017	$ 1,113	$ 418	$ 6,006	$ 495

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net assets at January 1, 2016	$ 32,007	$ 144,039	$ 19	$ 51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	651	2,033	—	—
Total realized gain (loss) on investments and capital gains distributions	(1,270)	(4,026)	—	(10)
Net unrealized appreciation (depreciation) of investments	2,131	8,137	1	6
Net increase (decrease) in net assets resulting from operations	1,512	6,144	1	(4)
Changes from principal transactions:				
Total unit transactions	(6,275)	(20,830)	12	(44)
Increase (decrease) in net assets derived from principal transactions	(6,275)	(20,830)	12	(44)
Total increase (decrease) in net assets	(4,763)	(14,686)	13	(48)
Net assets at December 31, 2016	27,244	129,353	32	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	860	3,019	—	—
Total realized gain (loss) on investments and capital gains distributions	(247)	(1,400)	7	—
Net unrealized appreciation (depreciation) of investments	(29)	244	3	—
Net increase (decrease) in net assets resulting from operations	584	1,863	10	—
Changes from principal transactions:				
Total unit transactions	24	(4,190)	36	—
Increase (decrease) in net assets derived from principal transactions	24	(4,190)	36	—
Total increase (decrease) in net assets	608	(2,327)	46	—
Net assets at December 31, 2017	$ 27,852	$ 127,026	$ 78	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio
Net assets at January 1, 2016	$ 1,586	$ 7,214	$ 116	$ 237
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	118	429	2	4
Total realized gain (loss) on investments and capital gains distributions	(4)	(420)	10	31
Net unrealized appreciation (depreciation) of investments	513	1,805	1	(10)
Net increase (decrease) in net assets resulting from operations	627	1,814	13	25
Changes from principal transactions:				
Total unit transactions	4,044	5,011	(26)	(63)
Increase (decrease) in net assets derived from principal transactions	4,044	5,011	(26)	(63)
Total increase (decrease) in net assets	4,671	6,825	(13)	(38)
Net assets at December 31, 2016	6,257	14,039	103	199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	168	(146)	2	3
Total realized gain (loss) on investments and capital gains distributions	738	1,046	10	16
Net unrealized appreciation (depreciation) of investments	237	160	1	11
Net increase (decrease) in net assets resulting from operations	1,143	1,060	13	30
Changes from principal transactions:				
Total unit transactions	2,977	(1,778)	4	(41)
Increase (decrease) in net assets derived from principal transactions	2,977	(1,778)	4	(41)
Total increase (decrease) in net assets	4,120	(718)	17	(11)
Net assets at December 31, 2017	$ 10,377	$ 13,321	$ 120	$ 188

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R
Net assets at January 1, 2016	$ 26	$ 45	$ —	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	(2)	—
Total realized gain (loss) on investments and capital gains distributions	2	(2)	24	3
Net unrealized appreciation (depreciation) of investments	2	16	68	6
Net increase (decrease) in net assets resulting from operations	4	13	90	9
Changes from principal transactions:				
Total unit transactions	3	57	1,584	1
Increase (decrease) in net assets derived from principal transactions	3	57	1,584	1
Total increase (decrease) in net assets	7	70	1,674	10
Net assets at December 31, 2016	33	115	1,674	38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	(13)	—
Total realized gain (loss) on investments and capital gains distributions	2	27	97	3
Net unrealized appreciation (depreciation) of investments	6	3	280	2
Net increase (decrease) in net assets resulting from operations	8	28	364	5
Changes from principal transactions:				
Total unit transactions	5	189	1,487	10
Increase (decrease) in net assets derived from principal transactions	5	189	1,487	10
Total increase (decrease) in net assets	13	217	1,851	15
Net assets at December 31, 2017	$ 46	$ 332	$ 3,525	$ 53

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Large-Cap Growth Fund - Class A
Net assets at January 1, 2016	$ 259,147	$ 88	$ 1,406	$ 124
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,843	1	26	(1)
Total realized gain (loss) on investments and capital gains distributions	886	(2)	158	8
Net unrealized appreciation (depreciation) of investments	13,463	10	(163)	(3)
Net increase (decrease) in net assets resulting from operations	16,192	9	21	4
Changes from principal transactions:				
Total unit transactions	(24,382)	(37)	(586)	30
Increase (decrease) in net assets derived from principal transactions	(24,382)	(37)	(586)	30
Total increase (decrease) in net assets	(8,190)	(28)	(565)	34
Net assets at December 31, 2016	250,957	60	841	158
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,760	1	18	(2)
Total realized gain (loss) on investments and capital gains distributions	4,327	12	136	14
Net unrealized appreciation (depreciation) of investments	23,883	—	(121)	36
Net increase (decrease) in net assets resulting from operations	31,970	13	33	48
Changes from principal transactions:				
Total unit transactions	(30,163)	58	(119)	30
Increase (decrease) in net assets derived from principal transactions	(30,163)	58	(119)	30
Total increase (decrease) in net assets	1,807	71	(86)	78
Net assets at December 31, 2017	$ 252,764	$ 131	$ 755	$ 236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2016	$ —	$ 3,252	$ 1,395	$ 477,808
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	67	23	6,743
Total realized gain (loss) on investments and capital gains distributions	—	(57)	4	5,521
Net unrealized appreciation (depreciation) of investments	—	19	12	4,001
Net increase (decrease) in net assets resulting from operations	1	29	39	16,265
Changes from principal transactions:				
Total unit transactions	148	(103)	(691)	(30,619)
Increase (decrease) in net assets derived from principal transactions	148	(103)	(691)	(30,619)
Total increase (decrease) in net assets	149	(74)	(652)	(14,354)
Net assets at December 31, 2016	149	3,178	743	463,454
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	48	18	11,353
Total realized gain (loss) on investments and capital gains distributions	—	(56)	—	5,011
Net unrealized appreciation (depreciation) of investments	(5)	31	12	2,122
Net increase (decrease) in net assets resulting from operations	6	23	30	18,486
Changes from principal transactions:				
Total unit transactions	620	(220)	42	(25,955)
Increase (decrease) in net assets derived from principal transactions	620	(220)	42	(25,955)
Total increase (decrease) in net assets	626	(197)	72	(7,469)
Net assets at December 31, 2017	$ 775	$ 2,981	$ 815	$ 455,985

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net assets at January 1, 2016	$ 2,668	$ 2,295	$ 34	$ 27,564
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	98	3	1,821
Total realized gain (loss) on investments and capital gains distributions	27	(105)	—	(451)
Net unrealized appreciation (depreciation) of investments	27	210	4	2,427
Net increase (decrease) in net assets resulting from operations	102	203	7	3,797
Changes from principal transactions:				
Total unit transactions	(139)	2,776	(2)	(197)
Increase (decrease) in net assets derived from principal transactions	(139)	2,776	(2)	(197)
Total increase (decrease) in net assets	(37)	2,979	5	3,600
Net assets at December 31, 2016	2,631	5,274	39	31,164
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	35	3	2,315
Total realized gain (loss) on investments and capital gains distributions	(3)	274	—	(318)
Net unrealized appreciation (depreciation) of investments	44	161	—	4
Net increase (decrease) in net assets resulting from operations	115	470	3	2,001
Changes from principal transactions:				
Total unit transactions	(119)	(3,356)	(3)	6,242
Increase (decrease) in net assets derived from principal transactions	(119)	(3,356)	(3)	6,242
Total increase (decrease) in net assets	(4)	(2,886)	—	8,243
Net assets at December 31, 2017	$ 2,627	$ 2,388	$ 39	$ 39,407

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2016	$ 19,604	$ 163	$ 443,531	$ 5,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,152	—	(1,470)	(8)
Total realized gain (loss) on investments and capital gains distributions	(333)	28	66,105	740
Net unrealized appreciation (depreciation) of investments	1,724	(27)	(52,031)	(545)
Net increase (decrease) in net assets resulting from operations	2,543	1	12,604	187
Changes from principal transactions:				
Total unit transactions	(637)	(43)	(25,863)	778
Increase (decrease) in net assets derived from principal transactions	(637)	(43)	(25,863)	778
Total increase (decrease) in net assets	1,906	(42)	(13,259)	965
Net assets at December 31, 2016	21,510	121	430,272	6,892
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,276	—	(1,209)	2
Total realized gain (loss) on investments and capital gains distributions	(274)	13	44,854	662
Net unrealized appreciation (depreciation) of investments	110	20	76,907	1,601
Net increase (decrease) in net assets resulting from operations	1,112	33	120,552	2,265
Changes from principal transactions:				
Total unit transactions	(864)	(11)	(15,088)	2,645
Increase (decrease) in net assets derived from principal transactions	(864)	(11)	(15,088)	2,645
Total increase (decrease) in net assets	248	22	105,464	4,910
Net assets at December 31, 2017	$ 21,758	$ 143	$ 535,736	$ 11,802

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Net assets at January 1, 2016	$ 21	$ 325,457	$ 1,658	$ 37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4,660	26	—
Total realized gain (loss) on investments and capital gains distributions	1	20,397	14	—
Net unrealized appreciation (depreciation) of investments	1	12,898	172	—
Net increase (decrease) in net assets resulting from operations	2	37,955	212	—
Changes from principal transactions:				
Total unit transactions	(2)	(34,952)	(202)	(27)
Increase (decrease) in net assets derived from principal transactions	(2)	(34,952)	(202)	(27)
Total increase (decrease) in net assets	—	3,003	10	(27)
Net assets at December 31, 2016	21	328,460	1,668	10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4,912	27	—
Total realized gain (loss) on investments and capital gains distributions	—	13,360	8	—
Net unrealized appreciation (depreciation) of investments	2	20,678	162	—
Net increase (decrease) in net assets resulting from operations	2	38,950	197	—
Changes from principal transactions:				
Total unit transactions	(2)	(31,558)	(173)	1
Increase (decrease) in net assets derived from principal transactions	(2)	(31,558)	(173)	1
Total increase (decrease) in net assets	—	7,392	24	1
Net assets at December 31, 2017	$ 21	$ 335,852	$ 1,692	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
Net assets at January 1, 2016	$ 14,188	$ 391	$ 15,178	$ 38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	172	3	296	—
Total realized gain (loss) on investments and capital gains distributions	1,187	27	920	(2)
Net unrealized appreciation (depreciation) of investments	(357)	(4)	746	3
Net increase (decrease) in net assets resulting from operations	1,002	26	1,962	1
Changes from principal transactions:				
Total unit transactions	(2,095)	(30)	3,037	9
Increase (decrease) in net assets derived from principal transactions	(2,095)	(30)	3,037	9
Total increase (decrease) in net assets	(1,093)	(4)	4,999	10
Net assets at December 31, 2016	13,095	387	20,177	48
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(1)	345	—
Total realized gain (loss) on investments and capital gains distributions	1,587	49	1,312	(2)
Net unrealized appreciation (depreciation) of investments	847	28	3,094	3
Net increase (decrease) in net assets resulting from operations	2,450	76	4,751	1
Changes from principal transactions:				
Total unit transactions	(2,439)	(29)	4,501	(17)
Increase (decrease) in net assets derived from principal transactions	(2,439)	(29)	4,501	(17)
Total increase (decrease) in net assets	11	47	9,252	(16)
Net assets at December 31, 2017	$ 13,106	$ 434	$ 29,429	$ 32

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class
Net assets at January 1, 2016	$ 7	$ 88,362	$ 39	$ 2,262
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	479	1	19
Total realized gain (loss) on investments and capital gains distributions	—	2,972	—	119
Net unrealized appreciation (depreciation) of investments	(3)	(3,438)	(1)	(60)
Net increase (decrease) in net assets resulting from operations	(3)	13	—	78
Changes from principal transactions:				
Total unit transactions	34	(3,762)	51	(220)
Increase (decrease) in net assets derived from principal transactions	34	(3,762)	51	(220)
Total increase (decrease) in net assets	31	(3,749)	51	(142)
Net assets at December 31, 2016	38	84,613	90	2,120
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	2,406	2	27
Total realized gain (loss) on investments and capital gains distributions	(1)	3,517	8	177
Net unrealized appreciation (depreciation) of investments	3	1,779	(6)	(119)
Net increase (decrease) in net assets resulting from operations	3	7,702	4	85
Changes from principal transactions:				
Total unit transactions	(35)	(10,898)	(52)	(385)
Increase (decrease) in net assets derived from principal transactions	(35)	(10,898)	(52)	(385)
Total increase (decrease) in net assets	(32)	(3,196)	(48)	(300)
Net assets at December 31, 2017	$ 6	$ 81,417	$ 42	$ 1,820

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class
Net assets at January 1, 2016	$ 62,453	$ 31,516	$ 50,269	$ 21,900
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	419	101	(166)	468
Total realized gain (loss) on investments and capital gains distributions	3,447	2,625	4,613	2,505
Net unrealized appreciation (depreciation) of investments	(2,083)	656	521	1,224
Net increase (decrease) in net assets resulting from operations	1,783	3,382	4,968	4,197
Changes from principal transactions:				
Total unit transactions	(2,928)	(4,684)	(4,690)	369
Increase (decrease) in net assets derived from principal transactions	(2,928)	(4,684)	(4,690)	369
Total increase (decrease) in net assets	(1,145)	(1,302)	278	4,566
Net assets at December 31, 2016	61,308	30,214	50,547	26,466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	678	74	(76)	539
Total realized gain (loss) on investments and capital gains distributions	5,102	326	3,456	1,303
Net unrealized appreciation (depreciation) of investments	(3,432)	2,708	1,594	2,001
Net increase (decrease) in net assets resulting from operations	2,348	3,108	4,974	3,843
Changes from principal transactions:				
Total unit transactions	(10,464)	(33,322)	(55,521)	2,595
Increase (decrease) in net assets derived from principal transactions	(10,464)	(33,322)	(55,521)	2,595
Total increase (decrease) in net assets	(8,116)	(30,214)	(50,547)	6,438
Net assets at December 31, 2017	$ 53,192	$ —	$ —	$ 32,904

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2016	$ 25,661	$ 223	$ 17,138	$ 15,507
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	345	1	79	27
Total realized gain (loss) on investments and capital gains distributions	3,357	(10)	(755)	(1,309)
Net unrealized appreciation (depreciation) of investments	727	36	2,714	3,015
Net increase (decrease) in net assets resulting from operations	4,429	27	2,038	1,733
Changes from principal transactions:				
Total unit transactions	(1,692)	16	168	492
Increase (decrease) in net assets derived from principal transactions	(1,692)	16	168	492
Total increase (decrease) in net assets	2,737	43	2,206	2,225
Net assets at December 31, 2016	28,398	266	19,344	17,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	349	—	(95)	(127)
Total realized gain (loss) on investments and capital gains distributions	2,370	2	(1,871)	(345)
Net unrealized appreciation (depreciation) of investments	1,100	92	7,958	8,181
Net increase (decrease) in net assets resulting from operations	3,819	94	5,992	7,709
Changes from principal transactions:				
Total unit transactions	1,057	(158)	(9,258)	3,115
Increase (decrease) in net assets derived from principal transactions	1,057	(158)	(9,258)	3,115
Total increase (decrease) in net assets	4,876	(64)	(3,266)	10,824
Net assets at December 31, 2017	$ 33,274	$ 202	$ 16,078	$ 28,556

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Net assets at January 1, 2016	$ 41	$ 29,923	$ 22,617	$ 33
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	114	(105)	1
Total realized gain (loss) on investments and capital gains distributions	1	3,327	2,509	4
Net unrealized appreciation (depreciation) of investments	3	3,260	2,191	(4)
Net increase (decrease) in net assets resulting from operations	4	6,701	4,595	1
Changes from principal transactions:				
Total unit transactions	(17)	1,792	535	18
Increase (decrease) in net assets derived from principal transactions	(17)	1,792	535	18
Total increase (decrease) in net assets	(13)	8,493	5,130	19
Net assets at December 31, 2016	28	38,416	27,747	52
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	105	(152)	1
Total realized gain (loss) on investments and capital gains distributions	2	2,945	2,166	5
Net unrealized appreciation (depreciation) of investments	3	2,947	2,142	8
Net increase (decrease) in net assets resulting from operations	5	5,997	4,156	14
Changes from principal transactions:				
Total unit transactions	13	844	2,070	(27)
Increase (decrease) in net assets derived from principal transactions	13	844	2,070	(27)
Total increase (decrease) in net assets	18	6,841	6,226	(13)
Net assets at December 31, 2017	$ 46	$ 45,257	$ 33,973	$ 39

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Net assets at January 1, 2016	$ 429	$ 221,682	$ 625,604	$ 1,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	3,036	3,106	20
Total realized gain (loss) on investments and capital gains distributions	50	21,965	66,415	182
Net unrealized appreciation (depreciation) of investments	(23)	(6,679)	(24,469)	7
Net increase (decrease) in net assets resulting from operations	30	18,322	45,052	209
Changes from principal transactions:				
Total unit transactions	(9)	26,483	40,170	(185)
Increase (decrease) in net assets derived from principal transactions	(9)	26,483	40,170	(185)
Total increase (decrease) in net assets	21	44,805	85,222	24
Net assets at December 31, 2016	450	266,487	710,826	1,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	3,152	2,390	16
Total realized gain (loss) on investments and capital gains distributions	23	15,766	54,550	156
Net unrealized appreciation (depreciation) of investments	37	21,542	43,710	11
Net increase (decrease) in net assets resulting from operations	63	40,460	100,650	183
Changes from principal transactions:				
Total unit transactions	(34)	9,445	16,157	(339)
Increase (decrease) in net assets derived from principal transactions	(34)	9,445	16,157	(339)
Total increase (decrease) in net assets	29	49,905	116,807	(156)
Net assets at December 31, 2017	$ 479	$ 316,392	$ 827,633	$ 1,125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class
Net assets at January 1, 2016	$ 93,280	$ 91	$ 7,397	$ 732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,429	1	32	23
Total realized gain (loss) on investments and capital gains distributions	13,936	1	190	208
Net unrealized appreciation (depreciation) of investments	405	(1)	(162)	(162)
Net increase (decrease) in net assets resulting from operations	15,770	1	60	69
Changes from principal transactions:				
Total unit transactions	(7,115)	(3)	(496)	(88)
Increase (decrease) in net assets derived from principal transactions	(7,115)	(3)	(496)	(88)
Total increase (decrease) in net assets	8,655	(2)	(436)	(19)
Net assets at December 31, 2016	101,935	89	6,961	713
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,323	1	12	8
Total realized gain (loss) on investments and capital gains distributions	12,299	5	387	(48)
Net unrealized appreciation (depreciation) of investments	1,204	17	1,457	163
Net increase (decrease) in net assets resulting from operations	14,826	23	1,856	123
Changes from principal transactions:				
Total unit transactions	(9,779)	(14)	153	(132)
Increase (decrease) in net assets derived from principal transactions	(9,779)	(14)	153	(132)
Total increase (decrease) in net assets	5,047	9	2,009	(9)
Net assets at December 31, 2017	$ 106,982	$ 98	$ 8,970	$ 704

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A
Net assets at January 1, 2016	$ 5,153	$ 226,716	$ 165	$ 318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	126	(1,434)	5	—
Total realized gain (loss) on investments and capital gains distributions	1,342	217	4	6
Net unrealized appreciation (depreciation) of investments	(1,058)	—	(9)	(11)
Net increase (decrease) in net assets resulting from operations	410	(1,217)	—	(5)
Changes from principal transactions:				
Total unit transactions	(687)	3,295	(3)	(19)
Increase (decrease) in net assets derived from principal transactions	(687)	3,295	(3)	(19)
Total increase (decrease) in net assets	(277)	2,078	(3)	(24)
Net assets at December 31, 2016	4,876	228,794	162	294
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	32	(206)	2	1
Total realized gain (loss) on investments and capital gains distributions	(266)	48	11	22
Net unrealized appreciation (depreciation) of investments	1,102	—	(5)	75
Net increase (decrease) in net assets resulting from operations	868	(158)	8	98
Changes from principal transactions:				
Total unit transactions	(54)	(9,484)	(116)	(4)
Increase (decrease) in net assets derived from principal transactions	(54)	(9,484)	(116)	(4)
Total increase (decrease) in net assets	814	(9,642)	(108)	94
Net assets at December 31, 2017	$ 5,690	$ 219,152	$ 54	$ 388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2016	$ —	$ 269	$ 78,391	$ 840
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	629	8
Total realized gain (loss) on investments and capital gains distributions	1	(5)	(666)	(24)
Net unrealized appreciation (depreciation) of investments	(1)	20	4,236	64
Net increase (decrease) in net assets resulting from operations	—	18	4,199	48
Changes from principal transactions:				
Total unit transactions	28	(2)	(6,133)	(184)
Increase (decrease) in net assets derived from principal transactions	28	(2)	(6,133)	(184)
Total increase (decrease) in net assets	28	16	(1,934)	(136)
Net assets at December 31, 2016	28	285	76,457	704
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	5	1,264	11
Total realized gain (loss) on investments and capital gains distributions	38	(4)	(794)	(13)
Net unrealized appreciation (depreciation) of investments	86	24	5,879	53
Net increase (decrease) in net assets resulting from operations	137	25	6,349	51
Changes from principal transactions:				
Total unit transactions	1,378	(43)	(6,028)	(196)
Increase (decrease) in net assets derived from principal transactions	1,378	(43)	(6,028)	(196)
Total increase (decrease) in net assets	1,515	(18)	321	(145)
Net assets at December 31, 2017	$ 1,543	$ 267	$ 76,778	$ 559

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class
Net assets at January 1, 2016	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	108	31	61	102
Total realized gain (loss) on investments and capital gains distributions	448	20	268	657
Net unrealized appreciation (depreciation) of investments	(133)	74	(92)	(182)
Net increase (decrease) in net assets resulting from operations	423	125	237	577
Changes from principal transactions:				
Total unit transactions	1,640	91	402	1,635
Increase (decrease) in net assets derived from principal transactions	1,640	91	402	1,635
Total increase (decrease) in net assets	2,063	216	639	2,212
Net assets at December 31, 2016	8,027	2,415	4,345	9,330
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	78	25	34	74
Total realized gain (loss) on investments and capital gains distributions	59	24	120	145
Net unrealized appreciation (depreciation) of investments	1,118	383	403	1,589
Net increase (decrease) in net assets resulting from operations	1,255	432	557	1,808
Changes from principal transactions:				
Total unit transactions	1,691	1,471	(566)	1,587
Increase (decrease) in net assets derived from principal transactions	1,691	1,471	(566)	1,587
Total increase (decrease) in net assets	2,946	1,903	(9)	3,395
Net assets at December 31, 2017	$ 10,973	$ 4,318	$ 4,336	$ 12,725

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class
Net assets at January 1, 2016	$ 3,385	$ 2,330	$ 6,581	$ 1,240
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	34	83	15
Total realized gain (loss) on investments and capital gains distributions	174	234	646	63
Net unrealized appreciation (depreciation) of investments	49	(100)	(122)	44
Net increase (decrease) in net assets resulting from operations	271	168	607	122
Changes from principal transactions:				
Total unit transactions	65	142	2,462	393
Increase (decrease) in net assets derived from principal transactions	65	142	2,462	393
Total increase (decrease) in net assets	336	310	3,069	515
Net assets at December 31, 2016	3,721	2,640	9,650	1,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	16	62	14
Total realized gain (loss) on investments and capital gains distributions	95	(8)	240	65
Net unrealized appreciation (depreciation) of investments	652	386	1,769	359
Net increase (decrease) in net assets resulting from operations	782	394	2,071	438
Changes from principal transactions:				
Total unit transactions	1,303	(661)	2,296	961
Increase (decrease) in net assets derived from principal transactions	1,303	(661)	2,296	961
Total increase (decrease) in net assets	2,085	(267)	4,367	1,399
Net assets at December 31, 2017	$ 5,806	$ 2,373	$ 14,017	$ 3,154

The accompanying notes are an integral part of these financial statements.

201

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class
Net assets at January 1, 2016	$ 2,021	$ 1,459	$ 734	$ 532
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	15	5	8
Total realized gain (loss) on investments and capital gains distributions	215	99	19	45
Net unrealized appreciation (depreciation) of investments	(66)	26	37	—
Net increase (decrease) in net assets resulting from operations	177	140	61	53
Changes from principal transactions:				
Total unit transactions	471	693	214	246
Increase (decrease) in net assets derived from principal transactions	471	693	214	246
Total increase (decrease) in net assets	648	833	275	299
Net assets at December 31, 2016	2,669	2,292	1,009	831
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	15	4	8
Total realized gain (loss) on investments and capital gains distributions	38	63	26	21
Net unrealized appreciation (depreciation) of investments	396	491	214	169
Net increase (decrease) in net assets resulting from operations	450	569	244	198
Changes from principal transactions:				
Total unit transactions	(336)	1,208	785	267
Increase (decrease) in net assets derived from principal transactions	(336)	1,208	785	267
Total increase (decrease) in net assets	114	1,777	1,029	465
Net assets at December 31, 2017	$ 2,783	$ 4,069	$ 2,038	$ 1,296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class
Net assets at January 1, 2016	$ 3,153	$ 1,296	$ 1,292	$ 440
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	14	12	6
Total realized gain (loss) on investments and capital gains distributions	47	8	21	36
Net unrealized appreciation (depreciation) of investments	60	35	23	(21)
Net increase (decrease) in net assets resulting from operations	132	57	56	21
Changes from principal transactions:				
Total unit transactions	373	(458)	(203)	(24)
Increase (decrease) in net assets derived from principal transactions	373	(458)	(203)	(24)
Total increase (decrease) in net assets	505	(401)	(147)	(3)
Net assets at December 31, 2016	3,658	895	1,145	437
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	11	11	6
Total realized gain (loss) on investments and capital gains distributions	31	7	11	13
Net unrealized appreciation (depreciation) of investments	249	57	68	44
Net increase (decrease) in net assets resulting from operations	322	75	90	63
Changes from principal transactions:				
Total unit transactions	553	20	10	1
Increase (decrease) in net assets derived from principal transactions	553	20	10	1
Total increase (decrease) in net assets	875	95	100	64
Net assets at December 31, 2017	$ 4,533	$ 990	$ 1,245	$ 501

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class
Net assets at January 1, 2016	$ 2,461	$ 131,712	$ 13,036	$ 175
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	1,652	169	6
Total realized gain (loss) on investments and capital gains distributions	18	12,908	993	33
Net unrealized appreciation (depreciation) of investments	58	(8,007)	(558)	(20)
Net increase (decrease) in net assets resulting from operations	118	6,553	604	19
Changes from principal transactions:				
Total unit transactions	30	(2,747)	(2,573)	192
Increase (decrease) in net assets derived from principal transactions	30	(2,747)	(2,573)	192
Total increase (decrease) in net assets	148	3,806	(1,969)	211
Net assets at December 31, 2016	2,609	135,518	11,067	386
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	114	1,451	108	5
Total realized gain (loss) on investments and capital gains distributions	42	6,184	(216)	11
Net unrealized appreciation (depreciation) of investments	658	10,895	1,533	57
Net increase (decrease) in net assets resulting from operations	814	18,530	1,425	73
Changes from principal transactions:				
Total unit transactions	5,294	(8,231)	(3,828)	1
Increase (decrease) in net assets derived from principal transactions	5,294	(8,231)	(3,828)	1
Total increase (decrease) in net assets	6,108	10,299	(2,403)	74
Net assets at December 31, 2017	$ 8,717	$ 145,817	$ 8,664	$ 460

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2016	$ 3,633	$ 128,935	$ 12,529	$ 31
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	1,700	173	—
Total realized gain (loss) on investments and capital gains distributions	92	13,318	1,034	3
Net unrealized appreciation (depreciation) of investments	46	(7,929)	(534)	(1)
Net increase (decrease) in net assets resulting from operations	185	7,089	673	2
Changes from principal transactions:				
Total unit transactions	(723)	471	76	—
Increase (decrease) in net assets derived from principal transactions	(723)	471	76	—
Total increase (decrease) in net assets	(538)	7,560	749	2
Net assets at December 31, 2016	3,095	136,495	13,278	33
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	72	1,021	97	—
Total realized gain (loss) on investments and capital gains distributions	77	5,829	516	(1)
Net unrealized appreciation (depreciation) of investments	735	17,394	1,643	7
Net increase (decrease) in net assets resulting from operations	884	24,244	2,256	6
Changes from principal transactions:				
Total unit transactions	2,899	(4,122)	(3,195)	(10)
Increase (decrease) in net assets derived from principal transactions	2,899	(4,122)	(3,195)	(10)
Total increase (decrease) in net assets	3,783	20,122	(939)	(4)
Net assets at December 31, 2017	$ 6,878	$ 156,617	$ 12,339	$ 29

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class
Net assets at January 1, 2016	$ 2,014	$ 94,100	$ 7,401	$ 1,180
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	839	67	6
Total realized gain (loss) on investments and capital gains distributions	66	9,670	613	(43)
Net unrealized appreciation (depreciation) of investments	28	(5,051)	(265)	67
Net increase (decrease) in net assets resulting from operations	122	5,458	415	30
Changes from principal transactions:				
Total unit transactions	215	3,213	(18)	(137)
Increase (decrease) in net assets derived from principal transactions	215	3,213	(18)	(137)
Total increase (decrease) in net assets	337	8,671	397	(107)
Net assets at December 31, 2016	2,351	102,771	7,798	1,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	301	26	9
Total realized gain (loss) on investments and capital gains distributions	169	4,537	(272)	91
Net unrealized appreciation (depreciation) of investments	622	15,519	1,724	194
Net increase (decrease) in net assets resulting from operations	830	20,357	1,478	294
Changes from principal transactions:				
Total unit transactions	3,152	(983)	(3,544)	672
Increase (decrease) in net assets derived from principal transactions	3,152	(983)	(3,544)	672
Total increase (decrease) in net assets	3,982	19,374	(2,066)	966
Net assets at December 31, 2017	$ 6,333	$ 122,145	$ 5,732	$ 2,039

The accompanying notes are an integral part of these financial statements.

206

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class
Net assets at January 1, 2016	$ 14,170	$ 1,174	$ 4,678	$ 967
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	101	9	64	7
Total realized gain (loss) on investments and capital gains distributions	1,024	14	317	13
Net unrealized appreciation (depreciation) of investments	(153)	51	(126)	19
Net increase (decrease) in net assets resulting from operations	972	74	255	39
Changes from principal transactions:				
Total unit transactions	3,309	190	(96)	3
Increase (decrease) in net assets derived from principal transactions	3,309	190	(96)	3
Total increase (decrease) in net assets	4,281	264	159	42
Net assets at December 31, 2016	18,451	1,438	4,837	1,009
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	34	2	26	15
Total realized gain (loss) on investments and capital gains distributions	351	52	56	15
Net unrealized appreciation (depreciation) of investments	3,644	253	620	49
Net increase (decrease) in net assets resulting from operations	4,029	307	702	79
Changes from principal transactions:				
Total unit transactions	2,884	(316)	875	(252)
Increase (decrease) in net assets derived from principal transactions	2,884	(316)	875	(252)
Total increase (decrease) in net assets	6,913	(9)	1,577	(173)
Net assets at December 31, 2017	$ 25,364	$ 1,429	$ 6,414	$ 836

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class
Net assets at January 1, 2016	$ 6,503	$ 71,177	$ 6,948	$ 5,865
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	188	26	97
Total realized gain (loss) on investments and capital gains distributions	19	490	64	327
Net unrealized appreciation (depreciation) of investments	194	1,780	135	(123)
Net increase (decrease) in net assets resulting from operations	264	2,458	225	301
Changes from principal transactions:				
Total unit transactions	(165)	(10,177)	(1,582)	261
Increase (decrease) in net assets derived from principal transactions	(165)	(10,177)	(1,582)	261
Total increase (decrease) in net assets	99	(7,719)	(1,357)	562
Net assets at December 31, 2016	6,602	63,458	5,591	6,427
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	176	812	67	86
Total realized gain (loss) on investments and capital gains distributions	20	759	95	(119)
Net unrealized appreciation (depreciation) of investments	485	3,206	266	634
Net increase (decrease) in net assets resulting from operations	681	4,777	428	601
Changes from principal transactions:				
Total unit transactions	1,467	(12,498)	(1,283)	368
Increase (decrease) in net assets derived from principal transactions	1,467	(12,498)	(1,283)	368
Total increase (decrease) in net assets	2,148	(7,721)	(855)	969
Net assets at December 31, 2017	$ 8,750	$ 55,737	$ 4,736	$ 7,396

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Net assets at January 1, 2016	$ 78	$ 20,011	$ 50,668	$ 336
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	290	327	(1)
Total realized gain (loss) on investments and capital gains distributions	(2)	2,100	4,825	46
Net unrealized appreciation (depreciation) of investments	18	3,186	6,770	(32)
Net increase (decrease) in net assets resulting from operations	17	5,576	11,922	13
Changes from principal transactions:				
Total unit transactions	(20)	7,234	5,536	(34)
Increase (decrease) in net assets derived from principal transactions	(20)	7,234	5,536	(34)
Total increase (decrease) in net assets	(3)	12,810	17,458	(21)
Net assets at December 31, 2016	75	32,821	68,126	315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	302	212	1
Total realized gain (loss) on investments and capital gains distributions	3	1,291	3,773	52
Net unrealized appreciation (depreciation) of investments	4	2,217	2,961	34
Net increase (decrease) in net assets resulting from operations	8	3,810	6,946	87
Changes from principal transactions:				
Total unit transactions	(10)	2,626	(1,441)	(9)
Increase (decrease) in net assets derived from principal transactions	(10)	2,626	(1,441)	(9)
Total increase (decrease) in net assets	(2)	6,436	5,505	78
Net assets at December 31, 2017	$ 73	$ 39,257	$ 73,631	$ 393

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2016	$ 142,519	$ 14,625	$ 272	$ 5,950
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,149)	338	(1)	(40)
Total realized gain (loss) on investments and capital gains distributions	27,228	1,965	50	718
Net unrealized appreciation (depreciation) of investments	(20,499)	(1,316)	(18)	662
Net increase (decrease) in net assets resulting from operations	5,580	987	31	1,340
Changes from principal transactions:				
Total unit transactions	(24,113)	(1,916)	(144)	(206)
Increase (decrease) in net assets derived from principal transactions	(24,113)	(1,916)	(144)	(206)
Total increase (decrease) in net assets	(18,533)	(929)	(113)	1,134
Net assets at December 31, 2016	123,986	13,696	159	7,084
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(192)	—	(1)	(40)
Total realized gain (loss) on investments and capital gains distributions	29,908	1,519	10	754
Net unrealized appreciation (depreciation) of investments	906	1,099	6	(91)
Net increase (decrease) in net assets resulting from operations	30,622	2,618	15	623
Changes from principal transactions:				
Total unit transactions	(24,130)	(1,768)	(7)	(704)
Increase (decrease) in net assets derived from principal transactions	(24,130)	(1,768)	(7)	(704)
Total increase (decrease) in net assets	6,492	850	8	(81)
Net assets at December 31, 2017	$ 130,478	$ 14,546	$ 167	$ 7,003

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2016	$ 429	$ 62,485	$ 1,534	$ 310,862
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	911	19	3,326
Total realized gain (loss) on investments and capital gains distributions	46	2,832	108	18,752
Net unrealized appreciation (depreciation) of investments	8	5,450	76	18,830
Net increase (decrease) in net assets resulting from operations	62	9,193	203	40,908
Changes from principal transactions:				
Total unit transactions	(83)	(7,145)	(152)	(31,331)
Increase (decrease) in net assets derived from principal transactions	(83)	(7,145)	(152)	(31,331)
Total increase (decrease) in net assets	(21)	2,048	51	9,577
Net assets at December 31, 2016	408	64,533	1,585	320,439
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	127	15	3,929
Total realized gain (loss) on investments and capital gains distributions	30	5,538	80	13,552
Net unrealized appreciation (depreciation) of investments	35	4,429	53	12,800
Net increase (decrease) in net assets resulting from operations	68	10,094	148	30,281
Changes from principal transactions:				
Total unit transactions	(38)	(5,649)	(172)	(24,070)
Increase (decrease) in net assets derived from principal transactions	(38)	(5,649)	(172)	(24,070)
Total increase (decrease) in net assets	30	4,445	(24)	6,211
Net assets at December 31, 2017	$ 438	$ 68,978	$ 1,561	$ 326,650

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2016	$ 1,429	$ 301	$ 7,118	$ 61,629
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	—	9	(166)
Total realized gain (loss) on investments and capital gains distributions	52	50	723	9,421
Net unrealized appreciation (depreciation) of investments	136	(7)	270	(1,061)
Net increase (decrease) in net assets resulting from operations	207	43	1,002	8,194
Changes from principal transactions:				
Total unit transactions	51	—	313	(2,024)
Increase (decrease) in net assets derived from principal transactions	51	—	313	(2,024)
Total increase (decrease) in net assets	258	43	1,315	6,170
Net assets at December 31, 2016	1,687	344	8,433	67,799
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	—	51	(242)
Total realized gain (loss) on investments and capital gains distributions	40	49	2,147	9,789
Net unrealized appreciation (depreciation) of investments	97	(4)	77	(1,304)
Net increase (decrease) in net assets resulting from operations	154	45	2,275	8,243
Changes from principal transactions:				
Total unit transactions	(192)	(38)	13,413	(5,116)
Increase (decrease) in net assets derived from principal transactions	(192)	(38)	13,413	(5,116)
Total increase (decrease) in net assets	(38)	7	15,688	3,127
Net assets at December 31, 2017	$ 1,649	$ 351	$ 24,121	$ 70,926

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2016	$ 532	$ 561,053	$ 1,159	$ 33,264
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1,208	(1)	1,406
Total realized gain (loss) on investments and capital gains distributions	69	49,741	121	(570)
Net unrealized appreciation (depreciation) of investments	(80)	(56,974)	(134)	3,165
Net increase (decrease) in net assets resulting from operations	(10)	(6,025)	(14)	4,001
Changes from principal transactions:				
Total unit transactions	(149)	(42,930)	(42)	(3,887)
Increase (decrease) in net assets derived from principal transactions	(149)	(42,930)	(42)	(3,887)
Total increase (decrease) in net assets	(159)	(48,955)	(56)	114
Net assets at December 31, 2016	373	512,098	1,103	33,378
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	541	(1)	1,489
Total realized gain (loss) on investments and capital gains distributions	19	19,364	32	(67)
Net unrealized appreciation (depreciation) of investments	108	154,394	374	819
Net increase (decrease) in net assets resulting from operations	128	174,299	405	2,241
Changes from principal transactions:				
Total unit transactions	(48)	(36,624)	159	3,427
Increase (decrease) in net assets derived from principal transactions	(48)	(36,624)	159	3,427
Total increase (decrease) in net assets	80	137,675	564	5,668
Net assets at December 31, 2017	$ 453	$ 649,773	$ 1,667	$ 39,046

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2016	$ 756	$ 379	$ 394,816	$ 994
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	(1)	(2,726)	(6)
Total realized gain (loss) on investments and capital gains distributions	—	64	57,176	144
Net unrealized appreciation (depreciation) of investments	59	(44)	(30,833)	(78)
Net increase (decrease) in net assets resulting from operations	92	19	23,617	60
Changes from principal transactions:				
Total unit transactions	8	(79)	(28,462)	15
Increase (decrease) in net assets derived from principal transactions	8	(79)	(28,462)	15
Total increase (decrease) in net assets	100	(60)	(4,845)	75
Net assets at December 31, 2016	856	319	389,971	1,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	—	(1,651)	(3)
Total realized gain (loss) on investments and capital gains distributions	(20)	36	38,139	112
Net unrealized appreciation (depreciation) of investments	34	34	53,037	143
Net increase (decrease) in net assets resulting from operations	39	70	89,525	252
Changes from principal transactions:				
Total unit transactions	(479)	(58)	(23,472)	57
Increase (decrease) in net assets derived from principal transactions	(479)	(58)	(23,472)	57
Total increase (decrease) in net assets	(440)	12	66,053	309
Net assets at December 31, 2017	$ 416	$ 331	$ 456,024	$ 1,378

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Net assets at January 1, 2016	$ 1,424	$ 381,587	$ 4,226	$ 345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(3,190)	(22)	6
Total realized gain (loss) on investments and capital gains distributions	431	59,871	698	(10)
Net unrealized appreciation (depreciation) of investments	(416)	(54,813)	(687)	3
Net increase (decrease) in net assets resulting from operations	10	1,868	(11)	(1)
Changes from principal transactions:				
Total unit transactions	(315)	(24,243)	(660)	(121)
Increase (decrease) in net assets derived from principal transactions	(315)	(24,243)	(660)	(121)
Total increase (decrease) in net assets	(305)	(22,375)	(671)	(122)
Net assets at December 31, 2016	1,119	359,212	3,555	223
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(3,498)	(24)	3
Total realized gain (loss) on investments and capital gains distributions	188	56,863	669	2
Net unrealized appreciation (depreciation) of investments	178	61,520	435	40
Net increase (decrease) in net assets resulting from operations	361	114,885	1,080	45
Changes from principal transactions:				
Total unit transactions	176	(4,378)	(641)	(30)
Increase (decrease) in net assets derived from principal transactions	176	(4,378)	(641)	(30)
Total increase (decrease) in net assets	537	110,507	439	15
Net assets at December 31, 2017	$ 1,656	$ 469,719	$ 3,994	$ 238

The accompanying notes are an integral part of these financial statements.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I
Net assets at January 1, 2016	$ 88,438	$ 308	$ 1,470	$ 33,353
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,049	7	38	649
Total realized gain (loss) on investments and capital gains distributions	(2,134)	8	1	1,038
Net unrealized appreciation (depreciation) of investments	605	(14)	289	(245)
Net increase (decrease) in net assets resulting from operations	520	1	328	1,442
Changes from principal transactions:				
Total unit transactions	(7,753)	(59)	1,719	(3,705)
Increase (decrease) in net assets derived from principal transactions	(7,753)	(59)	1,719	(3,705)
Total increase (decrease) in net assets	(7,233)	(58)	2,047	(2,263)
Net assets at December 31, 2016	81,205	250	3,517	31,090
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	899	2	56	460
Total realized gain (loss) on investments and capital gains distributions	(644)	7	264	1,494
Net unrealized appreciation (depreciation) of investments	16,369	35	485	725
Net increase (decrease) in net assets resulting from operations	16,624	44	805	2,679
Changes from principal transactions:				
Total unit transactions	(6,725)	(98)	1,556	(5,109)
Increase (decrease) in net assets derived from principal transactions	(6,725)	(98)	1,556	(5,109)
Total increase (decrease) in net assets	9,899	(54)	2,361	(2,430)
Net assets at December 31, 2017	$ 91,104	$ 196	$ 5,878	$ 28,660

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I
Net assets at January 1, 2016	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,187	1,091	15	10,454
Total realized gain (loss) on investments and capital gains distributions	38	2,064	150	118,550
Net unrealized appreciation (depreciation) of investments	2,774	289	(55)	(33,272)
Net increase (decrease) in net assets resulting from operations	3,999	3,444	110	95,732
Changes from principal transactions:				
Total unit transactions	(4,481)	(4,209)	(210)	(122,162)
Increase (decrease) in net assets derived from principal transactions	(4,481)	(4,209)	(210)	(122,162)
Total increase (decrease) in net assets	(482)	(765)	(100)	(26,430)
Net assets at December 31, 2016	69,555	62,777	1,308	1,180,483
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	547	663	14	8,724
Total realized gain (loss) on investments and capital gains distributions	3,541	4,761	195	198,804
Net unrealized appreciation (depreciation) of investments	6,842	2,563	37	6,469
Net increase (decrease) in net assets resulting from operations	10,930	7,987	246	213,997
Changes from principal transactions:				
Total unit transactions	(8,041)	(6,015)	(98)	(127,518)
Increase (decrease) in net assets derived from principal transactions	(8,041)	(6,015)	(98)	(127,518)
Total increase (decrease) in net assets	2,889	1,972	148	86,479
Net assets at December 31, 2017	$ 72,444	$ 64,749	$ 1,456	$ 1,266,962

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2016	$ 290	$ 96,475	$ 11,940	$ 323,462
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,818	160	2,250
Total realized gain (loss) on investments and capital gains distributions	27	(1,220)	(156)	11,232
Net unrealized appreciation (depreciation) of investments	(4)	3,735	486	14,930
Net increase (decrease) in net assets resulting from operations	26	4,333	490	28,412
Changes from principal transactions:				
Total unit transactions	19	(12,622)	(1,172)	(19,737)
Increase (decrease) in net assets derived from principal transactions	19	(12,622)	(1,172)	(19,737)
Total increase (decrease) in net assets	45	(8,289)	(682)	8,675
Net assets at December 31, 2016	335	88,186	11,258	332,137
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	1,285	110	2,066
Total realized gain (loss) on investments and capital gains distributions	33	1,159	81	26,641
Net unrealized appreciation (depreciation) of investments	24	15,854	2,197	45,480
Net increase (decrease) in net assets resulting from operations	59	18,298	2,388	74,187
Changes from principal transactions:				
Total unit transactions	(39)	(16,006)	(768)	(29,302)
Increase (decrease) in net assets derived from principal transactions	(39)	(16,006)	(768)	(29,302)
Total increase (decrease) in net assets	20	2,292	1,620	44,885
Net assets at December 31, 2017	$ 355	$ 90,478	$ 12,878	$ 377,022

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2016	$ 282	$ 327,049	$ 300	$ 133,988
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	406	2	(135)
Total realized gain (loss) on investments and capital gains distributions	13	34,488	69	7,347
Net unrealized appreciation (depreciation) of investments	10	18,699	(22)	26,629
Net increase (decrease) in net assets resulting from operations	26	53,593	49	33,841
Changes from principal transactions:				
Total unit transactions	(10)	(18,806)	(67)	(4,520)
Increase (decrease) in net assets derived from principal transactions	(10)	(18,806)	(67)	(4,520)
Total increase (decrease) in net assets	16	34,787	(18)	29,321
Net assets at December 31, 2016	298	361,836	282	163,309
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1,402	—	(127)
Total realized gain (loss) on investments and capital gains distributions	80	31,799	36	25,641
Net unrealized appreciation (depreciation) of investments	(34)	8,805	(17)	(12,485)
Net increase (decrease) in net assets resulting from operations	47	42,006	19	13,029
Changes from principal transactions:				
Total unit transactions	(144)	(46,702)	(230)	(21,941)
Increase (decrease) in net assets derived from principal transactions	(144)	(46,702)	(230)	(21,941)
Total increase (decrease) in net assets	(97)	(4,696)	(211)	(8,912)
Net assets at December 31, 2017	$ 201	$ 357,140	$ 71	$ 154,397

The accompanying notes are an integral part of these financial statements.

219

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net assets at January 1, 2016	$ 276	$ 29,868	$ 7	$ 27,315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	629	—	72
Total realized gain (loss) on investments and capital gains distributions	48	375	—	1,491
Net unrealized appreciation (depreciation) of investments	12	(1,039)	—	424
Net increase (decrease) in net assets resulting from operations	61	(35)	—	1,987
Changes from principal transactions:				
Total unit transactions	(62)	58	—	11,597
Increase (decrease) in net assets derived from principal transactions	(62)	58	—	11,597
Total increase (decrease) in net assets	(1)	23	—	13,584
Net assets at December 31, 2016	275	29,891	7	40,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	506	—	50
Total realized gain (loss) on investments and capital gains distributions	70	683	—	2,041
Net unrealized appreciation (depreciation) of investments	(51)	6,285	2	11,459
Net increase (decrease) in net assets resulting from operations	19	7,474	2	13,550
Changes from principal transactions:				
Total unit transactions	(101)	4,049	1	8,598
Increase (decrease) in net assets derived from principal transactions	(101)	4,049	1	8,598
Total increase (decrease) in net assets	(82)	11,523	3	22,148
Net assets at December 31, 2017	$ 193	$ 41,414	$ 10	$ 63,047

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2016	$ 1,170	$ 62,008	$ 389	$ 440
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	760	2	2
Total realized gain (loss) on investments and capital gains distributions	91	1,880	24	30
Net unrealized appreciation (depreciation) of investments	(31)	5,414	9	33
Net increase (decrease) in net assets resulting from operations	69	8,054	35	65
Changes from principal transactions:				
Total unit transactions	(57)	23,663	(24)	(15)
Increase (decrease) in net assets derived from principal transactions	(57)	23,663	(24)	(15)
Total increase (decrease) in net assets	12	31,717	11	50
Net assets at December 31, 2016	1,182	93,725	400	490
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	926	2	6
Total realized gain (loss) on investments and capital gains distributions	110	4,318	18	19
Net unrealized appreciation (depreciation) of investments	236	15,926	60	45
Net increase (decrease) in net assets resulting from operations	354	21,170	80	70
Changes from principal transactions:				
Total unit transactions	(62)	8,715	(39)	112
Increase (decrease) in net assets derived from principal transactions	(62)	8,715	(39)	112
Total increase (decrease) in net assets	292	29,885	41	182
Net assets at December 31, 2017	$ 1,474	$ 123,610	$ 441	$ 672

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2016	$ 9,518	$ 11,132	$ 77,658	$ 33,953
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	44	(32)	558	186
Total realized gain (loss) on investments and capital gains distributions	532	798	10,960	4,551
Net unrealized appreciation (depreciation) of investments	993	(74)	(482)	2,743
Net increase (decrease) in net assets resulting from operations	1,569	692	11,036	7,480
Changes from principal transactions:				
Total unit transactions	2,309	993	16,878	4,349
Increase (decrease) in net assets derived from principal transactions	2,309	993	16,878	4,349
Total increase (decrease) in net assets	3,878	1,685	27,914	11,829
Net assets at December 31, 2016	13,396	12,817	105,572	45,782
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	132	(44)	1,145	187
Total realized gain (loss) on investments and capital gains distributions	558	849	11,076	5,125
Net unrealized appreciation (depreciation) of investments	1,028	2,188	9,232	2,365
Net increase (decrease) in net assets resulting from operations	1,718	2,993	21,453	7,677
Changes from principal transactions:				
Total unit transactions	928	415	32,469	17,463
Increase (decrease) in net assets derived from principal transactions	928	415	32,469	17,463
Total increase (decrease) in net assets	2,646	3,408	53,922	25,140
Net assets at December 31, 2017	$ 16,042	$ 16,225	$ 159,494	$ 70,922

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2016	$ 140,805	$ 314	$ 13,331	$ 128,449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(712)	—	201	(1,167)
Total realized gain (loss) on investments and capital gains distributions	13,332	33	(61)	13,966
Net unrealized appreciation (depreciation) of investments	19,358	44	21	(4,756)
Net increase (decrease) in net assets resulting from operations	31,978	77	161	8,043
Changes from principal transactions:				
Total unit transactions	(3,186)	10	2,677	(4,372)
Increase (decrease) in net assets derived from principal transactions	(3,186)	10	2,677	(4,372)
Total increase (decrease) in net assets	28,792	87	2,838	3,671
Net assets at December 31, 2016	169,597	401	16,169	132,120
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,012)	—	237	(1,418)
Total realized gain (loss) on investments and capital gains distributions	21,750	80	17	8,219
Net unrealized appreciation (depreciation) of investments	(3,767)	(45)	126	32,735
Net increase (decrease) in net assets resulting from operations	16,971	35	380	39,536
Changes from principal transactions:				
Total unit transactions	(7,808)	(290)	(803)	83,574
Increase (decrease) in net assets derived from principal transactions	(7,808)	(290)	(803)	83,574
Total increase (decrease) in net assets	9,163	(255)	(423)	123,110
Net assets at December 31, 2017	$ 178,760	$ 146	$ 15,746	$ 255,230

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net assets at January 1, 2016	$ 1,232	$ 50,351	$ 121	$ 44,253
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(485)	—	172
Total realized gain (loss) on investments and capital gains distributions	117	5,093	16	1,562
Net unrealized appreciation (depreciation) of investments	(41)	1,640	(2)	(2,635)
Net increase (decrease) in net assets resulting from operations	69	6,248	14	(901)
Changes from principal transactions:				
Total unit transactions	(235)	108	(36)	(2,055)
Increase (decrease) in net assets derived from principal transactions	(235)	108	(36)	(2,055)
Total increase (decrease) in net assets	(166)	6,356	(22)	(2,956)
Net assets at December 31, 2016	1,066	56,707	99	41,297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(548)	—	185
Total realized gain (loss) on investments and capital gains distributions	40	4,806	7	(383)
Net unrealized appreciation (depreciation) of investments	199	5,890	11	12,473
Net increase (decrease) in net assets resulting from operations	233	10,148	18	12,275
Changes from principal transactions:				
Total unit transactions	(195)	2,732	(8)	(7,256)
Increase (decrease) in net assets derived from principal transactions	(195)	2,732	(8)	(7,256)
Total increase (decrease) in net assets	38	12,880	10	5,019
Net assets at December 31, 2017	$ 1,104	$ 69,587	$ 109	$ 46,316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Net assets at January 1, 2016	$ 62,371	$ 64,131	$ 2,936	$ 127,190
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(421)	(457)	28	1,265
Total realized gain (loss) on investments and capital gains distributions	16,552	15,559	235	7,118
Net unrealized appreciation (depreciation) of investments	(9,342)	(7,234)	31	8,003
Net increase (decrease) in net assets resulting from operations	6,789	7,868	294	16,386
Changes from principal transactions:				
Total unit transactions	(8,061)	(3,359)	(506)	9,245
Increase (decrease) in net assets derived from principal transactions	(8,061)	(3,359)	(506)	9,245
Total increase (decrease) in net assets	(1,272)	4,509	(212)	25,631
Net assets at December 31, 2016	61,099	68,640	2,724	152,821
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(468)	(537)	29	1,532
Total realized gain (loss) on investments and capital gains distributions	6,891	10,163	201	12,376
Net unrealized appreciation (depreciation) of investments	8,579	3,010	255	15,620
Net increase (decrease) in net assets resulting from operations	15,002	12,636	485	29,528
Changes from principal transactions:				
Total unit transactions	(4,425)	(1,719)	(244)	9,193
Increase (decrease) in net assets derived from principal transactions	(4,425)	(1,719)	(244)	9,193
Total increase (decrease) in net assets	10,577	10,917	241	38,721
Net assets at December 31, 2017	$ 71,676	$ 79,557	$ 2,965	$ 191,542

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2016	$ 95	$ —	$ 103,636
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(1)	(1)	(546)
Total realized gain (loss) on investments and capital gains distributions	2	2	5,167
Net unrealized appreciation (depreciation) of investments	34	3	22,683
Net increase (decrease) in net assets resulting from operations	35	4	27,304
Changes from principal transactions:			
Total unit transactions	23	212	(6,745)
Increase (decrease) in net assets derived from principal transactions	23	212	(6,745)
Total increase (decrease) in net assets	58	216	20,559
Net assets at December 31, 2016	153	216	124,195
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(1)	(6)	(187)
Total realized gain (loss) on investments and capital gains distributions	11	42	9,875
Net unrealized appreciation (depreciation) of investments	7	45	1,822
Net increase (decrease) in net assets resulting from operations	17	81	11,510
Changes from principal transactions:			
Total unit transactions	(39)	339	(8,227)
Increase (decrease) in net assets derived from principal transactions	(39)	339	(8,227)
Total increase (decrease) in net assets	(22)	420	3,283
Net assets at December 31, 2017	$ 131	$ 636	$ 127,478

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2017, the Account had 323 investment divisions (the "Divisions"),170 of which invest in independently managed mutual funds and 153 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2017 and related Trusts are as follows:

AB Growth and Income Fund, Inc.:
AB Relative Value Fund - Class A

AB Variable Products Series Fund, Inc.:
AB VPS Growth and Income Portfolio - Class A

Aberdeen Funds:
Aberdeen International Equity Fund - Institutional Class

AIM Counselor Series Trust:
Invesco Floating Rate Fund - Class R5

AIM Growth Series:
Invesco Mid Cap Core Equity Fund - Class A
Invesco Small Cap Growth Fund - Class A

AIM International Mutual Funds:
Invesco International Growth Fund - Class R5

AIM Investment Funds:
Invesco Endeavor Fund - Class A
Invesco Global Health Care Fund - Investor Class

AIM Investment Securities Funds:
Invesco High Yield Fund - Class R5

AIM Sector Funds:
Invesco American Value Fund - Class R5
Invesco Energy Fund - Class R5
Invesco Small Cap Value Fund - Class A

AIM Variable Insurance Funds:
Invesco V.I. American Franchise Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares

Alger Funds II:
Alger Responsible Investing Fund - Class A
Alger Funds:
Alger Capital Appreciation Fund - Class A
Allianz Funds:
AllianzGI NFJ Dividend Value Fund - Class A
AllianzGI NFJ Large-Cap Value Fund - Institutional Class
AllianzGI NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
Amana Growth Fund - Investor Class
Amana Income Fund - Investor Class
American Balanced Fund®, Inc.:
American Balanced Fund® - Class R-3
American Beacon Funds:
American Beacon Small Cap Value Fund - Investor Class
American Century Government Income Trust:
American Century Investments® Inflation-Adjusted Bond
American Century Quantitative Equity Funds, Inc.:
American Century Investments® Income & Growth Fund -
  A Class
American Funds Fundamental Investors^{SM}:
Fundamental Investors^{SM} - Class R-3
Fundamental Investors^{SM} - Class R-4
American Mutual Fund®:
American Mutual Fund® - Class R-4
AMG Funds IV:
AMG Managers Fairpointe Mid Cap Fund - Class N
Ariel Investment Trust:
Ariel Appreciation Fund - Investor Class
Ariel Fund - Investor Class
Artisan Funds, Inc.:
Artisan International Fund - Investor Shares
BlackRock Equity Dividend Fund:
BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Funds^{SM}:
BlackRock Health Sciences Opportunities Portfolio -
  Institutional Shares
BlackRock Health Sciences Opportunities Portfolio - Investor A
  Shares
BlackRock Mid Cap Dividend Series, Inc.:
BlackRock Mid Cap Dividend Fund - Institutional Shares
BlackRock Mid Cap Dividend Fund - Investor A Shares
Bond Fund of America^{SM}:
Bond Fund of America^{SM} - Class R-4
Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio
Capital Income Builder®:
Capital Income Builder® - Class R-4
Capital World Growth & Income Fund^{SM}:
Capital World Growth & Income Fund^{SM} - Class R-3

Cohen & Steers Realty Shares, Inc.:
Cohen & Steers Realty Shares, Inc.
Columbia^{SM} Acorn® Trust:
Columbia^{SM} Acorn® Fund - Class A
Columbia^{SM} Acorn® Fund - Class Z
Columbia Funds Series Trust:
Columbia Mid Cap Value Fund - Class A
Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
CRM Mid Cap Value Fund - Investor Shares
Davis Series Inc.:
Davis Financial Fund - Class Y
Delaware Group® Equity Funds IV:
Delaware Smid Cap Growth Fund - Institutional Class
Delaware Group Equity Funds V:
Delaware Small Cap Value Fund - Class A
Deutsche Investment Trust:
Deutsche Small Cap Growth Fund - Class S
DFA Investment Dimensions Group Inc.:
DFA Inflation-Protected Securities Portfolio - Institutional Class
Emerging Markets Core Equity Portfolio - Institutional Class
U.S. Targeted Value Portfolio - Institutional Class
Dodge & Cox Funds:
Dodge & Cox International Stock Fund
Dodge & Cox Stock Fund
DWS Institutional Funds:
Deutsche Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
EuroPacific Growth Fund® - Class R-3
EuroPacific Growth Fund® - Class R-4
Federated International Leaders Fund:
Federated International Leaders Fund - Institutional Shares
Fidelity® Contrafund®:
Fidelity Advisor® New Insights Fund - Class I
Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
Fidelity® VIP Asset Manager Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:

Franklin Biotechnology Discovery Fund - Advisor Class

Franklin Natural Resources Fund - Advisor Class

Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:

Goldman Sachs Growth Opportunities Fund - Class IR

Growth Fund of America®:

Growth Fund of America® - Class R-3

Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:

The Hartford Capital Appreciation Fund - Class R4

The Hartford Dividend And Growth Fund - Class R4

The Hartford International Opportunities Fund - Class R4

Income Fund of America®:

Income Fund of America® - Class R-3

Ivy Funds:

Ivy Science and Technology Fund - Class Y

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Janus Henderson Enterprise Portfolio - Institutional Shares

Janus Henderson Flexible Bond Portfolio - Institutional Shares

Janus Henderson Global Research Portfolio - Institutional
Shares

Janus Henderson Research Portfolio - Institutional Shares

JPMorgan Trust II:

JPMorgan Equity Income Fund - Select Class

JPMorgan Government Bond Fund - Select Class

Lazard Funds, Inc.:

Lazard International Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:

ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:

LKCM Aquinas Catholic Equity Fund

Loomis Sayles Funds I:

Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:

Loomis Sayles Limited Term Government and Agency Fund -
Class Y

Loomis Sayles Value Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:

Lord Abbett Developing Growth Fund - Class A

Lord Abbett Investment Trust:

Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Short Duration Income Fund - Class R4

Lord Abbett Mid Cap Stock Fund, Inc.:

Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:

Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:

Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

MainStay Funds:

MainStay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:

Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:

Metropolitan West Total Return Bond Fund - Class I

Metropolitan West Total Return Bond Fund - Class M

MFS® Series Trust l:

MFS® New Discovery Fund - Class R3

MFS® Series Trust X:

MFS® International Value Fund - Class R3

Neuberger Berman Equity Funds®:

Neuberger Berman Genesis Fund - Trust Class

Neuberger Berman Socially Responsive Fund - Institutional
Class

Neuberger Berman Socially Responsive Fund - Trust Class

New Perspective Fund®:

New Perspective Fund® - Class R-3

New Perspective Fund® - Class R-4

New World Fund®, Inc.:

New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:

Nuveen Global Infrastructure Fund - Class I

Oppenheimer Funds:

Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund - Class A

Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund - Class A

Oppenheimer Integrity Funds:

Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small-Mid Company Fund - Class Y

Oppenheimer Main Street Fund®:

Oppenheimer Main Street Fund® - Class A

Oppenheimer Main Street Fund®/VA

Oppenheimer Main Street Small Cap Fund®/VA

Oppenheimer Variable Account Funds:

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

Oppenheimer Global Strategic Income Fund/VA

Parnassus Income Funds:

Parnassus Core Equity Fund^{SM} - Investor Shares

Pax World Funds Series Trust I:

Pax Balanced Fund - Individual Investor Class

PIMCO Funds:

PIMCO CommodityRealReturn Strategy Fund® -
Administrative Class

PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class Y

Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A

Pioneer Strategic Income Fund:
  Pioneer Strategic Income Fund - Class A

Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:
  Prudential Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:
  Columbia Diversified Equity Income Fund - Class K
  Columbia Diversified Equity Income Fund - Class R4

Royce Fund:
  Royce Total Return Fund - K Class

Schwartz Investment Trust:
  Ave Maria Rising Dividend Fund

SmallCap World Fund®, Inc.:
  SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:
  T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:
  TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A

Templeton Income Trust:
  Templeton Global Bond Fund - Advisor Class
  Templeton Global Bond Fund - Class A

Third Avenue Trust:
  Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:
  Thornburg International Value Fund - Class R4

Touchstone Strategic Trust:
  Touchstone Value Fund - Institutional Class

USAA Investment Trust:
  USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio

Victory Portfolios:
  Victory Integrity Small-Cap Value Fund - Class Y
  Victory Sycamore Established Value Fund - Class A
  Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:
  Voya Balanced Portfolio - Class I

Voya Equity Trust:
  Voya Large Cap Value Fund - Class A
  Voya Real Estate Fund - Class A
  Voya Large-Cap Growth Fund - Class A

Voya Funds Trust:
  Voya Floating Rate Fund - Class A
  Voya GNMA Income Fund - Class A
  Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:
  Voya Intermediate Bond Portfolio - Class I
  Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:
  Voya Global Perspectives® Portfolio - Class I
  Voya High Yield Portfolio - Adviser Class
  Voya High Yield Portfolio - Institutional Class
  Voya High Yield Portfolio - Service Class
  Voya Large Cap Growth Portfolio - Adviser Class
  Voya Large Cap Growth Portfolio - Institutional Class
  Voya Large Cap Growth Portfolio - Service Class
  Voya Large Cap Value Portfolio - Adviser Class
  Voya Large Cap Value Portfolio - Institutional Class
  Voya Large Cap Value Portfolio - Service Class
  Voya Limited Maturity Bond Portfolio - Adviser Class
  Voya Multi-Manager Large Cap Core Portfolio - Institutional
    Class
  Voya Multi-Manager Large Cap Core Portfolio - Service Class
  Voya U.S. Stock Index Portfolio - Institutional Class
  VY® BlackRock Inflation Protected Bond Portfolio - Adviser
    Class
  VY® Clarion Global Real Estate Portfolio - Adviser Class
  VY® Clarion Global Real Estate Portfolio - Institutional Class
  VY® Clarion Real Estate Portfolio - Adviser Class
  VY® Clarion Real Estate Portfolio - Institutional Class
  VY® Clarion Real Estate Portfolio - Service Class
  VY® Invesco Growth and Income Portfolio - Institutional Class
  VY® Invesco Growth and Income Portfolio - Service Class
  VY® JPMorgan Emerging Markets Equity Portfolio - Adviser
    Class
  VY® JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  VY® JPMorgan Emerging Markets Equity Portfolio - Service
    Class
  VY® JPMorgan Small Cap Core Equity Portfolio - Adviser
    Class
  VY® JPMorgan Small Cap Core Equity Portfolio - Institutional
    Class
  VY® JPMorgan Small Cap Core Equity Portfolio - Service
    Class

Voya Investors Trust (continued):

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Partners, Inc.(continued):

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Series Fund, Inc.:
  Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:
  Voya Strategic Allocation Conservative Portfolio - Class I
  Voya Strategic Allocation Growth Portfolio - Class I
  Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:
  Voya Growth and Income Portfolio - Class A
  Voya Growth and Income Portfolio - Class I
  Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:
  Voya Global Equity Portfolio - Class I
  Voya Global Equity Portfolio - Class S
  Voya Index Plus LargeCap Portfolio - Class I
  Voya Index Plus LargeCap Portfolio - Class S
  Voya Index Plus MidCap Portfolio - Class I
  Voya Index Plus MidCap Portfolio - Class S
  Voya Index Plus SmallCap Portfolio - Class I
  Voya Index Plus SmallCap Portfolio - Class S
  Voya International Index Portfolio - Class I
  Voya International Index Portfolio - Class S
  Voya Russell™ Large Cap Growth Index Portfolio - Class I
  Voya Russell™ Large Cap Growth Index Portfolio - Class S
  Voya Russell™ Large Cap Index Portfolio - Class I
  Voya Russell™ Large Cap Index Portfolio - Class S

Voya Variable Portfolios, Inc.(continued):
  Voya Russell™ Large Cap Value Index Portfolio - Class I
  Voya Russell™ Large Cap Value Index Portfolio - Class S
  Voya Russell™ Mid Cap Growth Index Portfolio - Class S
  Voya Russell™ Mid Cap Index Portfolio - Class I
  Voya Russell™ Small Cap Index Portfolio - Class I
  Voya Small Company Portfolio - Class I
  Voya Small Company Portfolio - Class S
  Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:
  Voya MidCap Opportunities Portfolio - Class I
  Voya MidCap Opportunities Portfolio - Class S
  Voya SmallCap Opportunities Portfolio - Class I
  Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

Washington Mutual Investors Fund^{SM}:
  Washington Mutual Investors Fund^{SM} - Class R-3
  Washington Mutual Investors Fund^{SM} - Class R-4

Wells Fargo Funds Trust:
  Wells Fargo Small Cap Value Fund - Class A
  Wells Fargo Small Company Growth Fund - Administrator Class
  Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2017. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AB Growth and Income Fund, Inc.:	**AB Growth and Income Fund, Inc.:**
AB Relative Value Fund - Class A	AB Growth and Income Fund - Class A
Alger Funds II:	**Alger Funds:**
Alger Responsible Investing Fund - Class A	Alger Green Fund - Class A
BlackRock Mid Cap Dividend Series, Inc.:	**BlackRock Funds^{SM}:**
BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares
BlackRock Mid Cap Dividend Series, Inc.:	**BlackRock Mid Cap Value Opportunities Series, Inc.:**
BlackRock Mid Cap Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Janus Aspen Series:	**Janus Aspen Series:**
Janus Henderson Balanced Portfolio - Institutional Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares
Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Janus Henderson Global Research Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares
Janus Henderson Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Oppenheimer Funds:	**Oppenheimer Capital Appreciation Fund:**
Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Funds:	**Oppenheimer Developing Markets Fund:**
Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class A

Current Name	Former Name
Oppenheimer Funds (continued):	**Oppenheimer Developing Markets Fund:**
Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Developing Markets Fund - Class Y
Oppenheimer Funds:	**Oppenheimer Gold & Special Minerals Fund:**
Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer Integrity Funds:	**Oppenheimer International Bond Fund:**
Oppenheimer International Bond Fund - Class A	Oppenheimer International Bond Fund - Class A
Oppenheimer Integrity Funds:	**Oppenheimer International Growth Fund:**
Oppenheimer International Growth Fund - Class Y	Oppenheimer International Growth Fund - Class Y
Oppenheimer Integrity Funds:	**Oppenheimer International Small Company Fund:**
Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Oppenheimer Main Street Fund®:	**Oppenheimer Variable Account Funds:**
Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA

During 2017, the following Divisions were closed to contract owners:

Delaware Group Adviser Funds:	**Voya Investors Trust:**
Delaware Diversified Income Fund - Class A	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class
Pioneer Variable Contracts Trust:	VY® FMR® Diversified Mid Cap Portfolio - Service Class
Pioneer Emerging Markets VCT Portfolio - Class I	

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners.

Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2017 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2017. The Account had no liabilities as of December 31, 2017.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge ranging from 0.50% to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and Voya Retirement Insurance and Annuity Company ("VRIAC") to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Until the termination of the intercompany agreement management fees were paid to DSL in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.19% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2017 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Growth and Income Fund, Inc.:		
AB Relative Value Fund - Class A	$ 30	$ 26
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	81	163
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	4,101	579
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	79	5
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	961	853
Invesco Small Cap Growth Fund - Class A	24	5
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	269	248
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	4	1
Invesco Global Health Care Fund - Investor Class	31	120
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	168	35
AIM Sector Funds:		
Invesco American Value Fund - Class R5	302	240
Invesco Energy Fund - Class R5	84	3
Invesco Small Cap Value Fund - Class A	54	237
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	7,416	6,504
Invesco V.I. Core Equity Fund - Series I Shares	2,748	4,738
Alger Funds II:		
Alger Responsible Investing Fund - Class A	2,416	833
Alger Funds:		
Alger Capital Appreciation Fund - Class A	92	599
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	95	30
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	1	—
AllianzGI NFJ Small-Cap Value Fund - Class A	167	298
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	8,499	5,468
Amana Income Fund - Investor Class	7,587	9,427
American Balanced Fund, Inc.:		
American Balanced Fund® - Class R-3	580	2,388
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	168	75
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	14,455	7,057
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	1,619	1,177

	Purchases	Sales
	(Dollars in thousands)	
American Funds Fundamental Investors:		
Fundamental Investors^{SM} - Class R-3	$ 374	$ 1,045
Fundamental Investors^{SM} - Class R-4	19,792	5,423
American Mutual Fund:		
American Mutual Fund® - Class R-4	3,011	300
AMG Funds IV:		
AMG Managers Fairpointe Mid Cap Fund - Class N	6,188	11,578
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	94	84
Ariel Fund - Investor Class	1,877	3,076
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	1,218	2,400
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	301	766
BlackRock Funds^{SM}:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	2,428	291
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	8,493	2,983
BlackRock Mid Cap Dividend Series, Inc.:		
BlackRock Mid Cap Dividend Fund - Institutional Shares	136	39
BlackRock Mid Cap Dividend Fund - Investor A Shares	5,270	4,358
Bond Fund of America:		
Bond Fund of America^{SM} - Class R-4	1,955	1,740
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	2,846	7,055
Capital Income Builder:		
Capital Income Builder® - Class R-4	1,926	743
Capital World Growth & Income Fund^{SM}:		
Capital World Growth & Income Fund^{SM} - Class R-3	164	385
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	2,762	2,635
Columbia^{SM} Acorn® Trust:		
Columbia^{SM} Acorn® Fund - Class A	25	3
Columbia^{SM} Acorn® Fund - Class Z	2	—
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	2,326	1,458
Columbia Mid Cap Value Fund - Class Z	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	101	43
Davis Series Inc.:		
Davis Financial Fund - Class Y	22	29
Delaware Group Adviser Funds:		
Delaware Diversified Income Fund - Class A	243	4,503
Delaware Group Equity Funds IV:		
Delaware Smid Cap Growth Fund - Institutional Class	2,989	311
Delaware Group Equity Funds V:		
Delaware Small Cap Value Fund - Class A	3,100	2,063
Deutsche Investment Trust:		
Deutsche Small Cap Growth Fund - Class S	23	11

	Purchases	Sales
	(Dollars in thousands)	
DFA Investment Dimensions Group Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	$ 349	$ 206
Emerging Markets Core Equity Portfolio - Institutional Class	787	83
U.S. Targeted Value Portfolio - Institutional Class	4,951	877
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	36	115
Dodge & Cox Stock Fund	40	212
DWS Institutional Funds:		
Deutsche Equity 500 Index Fund - Class S	247	322
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	—	—
EuroPacific Growth Fund:		
EuroPacific Growth Fund® - Class R-3	563	2,321
EuroPacific Growth Fund® - Class R-4	32,812	17,601
Federated International Leaders Fund:		
Federated International Leaders Fund - Institutional Shares	—	—
Fidelity Contrafund:		
Fidelity Advisor® New Insights Fund - Class I	738	166
Fidelity Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	14,022	29,509
Fidelity® VIP Growth Portfolio - Initial Class	37,911	22,680
Fidelity® VIP High Income Portfolio - Initial Class	1,401	4,174
Fidelity® VIP Overseas Portfolio - Initial Class	3,536	3,323
Fidelity Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	85,156	116,257
Fidelity® VIP Index 500 Portfolio - Initial Class	24,754	9,722
Fidelity Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	—	4
Fidelity Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	3,044	6,213
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	325	262
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	104	54
Franklin Natural Resources Fund - Advisor Class	10	14
Franklin Small-Mid Cap Growth Fund - Class A	61	18
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	12,088	17,157
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR	59	17
Growth Fund of America:		
Growth Fund of America® - Class R-3	1,546	3,689
Growth Fund of America® - Class R-4	38,933	27,343
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	—
The Hartford International Opportunities Fund - Class R4	1,351	229
Income Fund of America:		
Income Fund of America® - Class R-3	256	324

	Purchases	Sales
	(Dollars in thousands)	
Ivy Funds:		
Ivy Science and Technology Fund - Class Y	$ 7,511	$ 1,454
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	6	4
Janus Henderson Enterprise Portfolio - Institutional Shares	33	18
Janus Henderson Flexible Bond Portfolio - Institutional Shares	1	—
Janus Henderson Global Research Portfolio - Institutional Shares	2	2
Janus Henderson Research Portfolio - Institutional Shares	4	2
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class	617	214
JPMorgan Government Bond Fund - Select Class	712	999
Lazard Funds, Inc.:		
Lazard International Equity Portfolio - Open Shares	576	45
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	221	98
LKCM Funds:		
LKCM Aquinas Catholic Equity Fund	94	10
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	3,091	3,265
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	170	908
Loomis Sayles Value Fund - Class Y	16	11
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	14	130
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	3	3
Lord Abbett Short Duration Income Fund - Class R4	3,998	2,574
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	91	90
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	170	369
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	43	58
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	9,774	19,790
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	—	—
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	9	50
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I	6,767	904
Metropolitan West Total Return Bond Fund - Class M	5,488	2,357
MFS Series Trust l:		
MFS® New Discovery Fund - Class R3	51	2
MFS Series Trust X:		
MFS® International Value Fund - Class R3	306	70
Neuberger Berman Equity Funds:		
Neuberger Berman Genesis Fund - Trust Class	126	487
Neuberger Berman Socially Responsive Fund - Institutional Class	1,092	173

	Purchases	Sales
	(Dollars in thousands)	
Neuberger Berman Equity Funds (continued):		
Neuberger Berman Socially Responsive Fund - Trust Class	$ 2,012	$ 1,861
New Perspective Fund:		
New Perspective Fund® - Class R-3	395	458
New Perspective Fund® - Class R-4	33,322	10,407
New World Fund, Inc.:		
New World Fund® - Class R-4	606	40
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	613	569
Oppenheimer Funds:		
Oppenheimer Capital Appreciation Fund - Class A	7	7
Oppenheimer Developing Markets Fund - Class A	21,107	17,952
Oppenheimer Developing Markets Fund - Class Y	6,070	2,821
Oppenheimer Gold & Special Minerals Fund - Class A	14	5
Oppenheimer Integrity Funds:		
Oppenheimer International Bond Fund - Class A	39	50
Oppenheimer International Growth Fund - Class Y	198	57
Oppenheimer International Small-Mid Company Fund - Class Y	202	87
Oppenheimer Main Street Fund:		
Oppenheimer Main Street Fund® - Class A	660	53
Oppenheimer Main Street Fund®/VA	2	8
Oppenheimer Main Street Small Cap Fund®/VA	4,047	4,199
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	2	2
Oppenheimer Global Fund/VA	3	5
Oppenheimer Global Strategic Income Fund/VA	2	—
Parnassus Income Funds:		
Parnassus Core Equity Fund℠ - Investor Shares	6,099	2,571
Pax World Funds Series Trust I:		
Pax Balanced Fund - Individual Investor Class	5,620	4,310
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	645	729
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	5,514	23,064
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	2,463	2,821
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	743	1,149
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	125	648
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	3,649	13,113
Pioneer Equity Income VCT Portfolio - Class I	—	—
Pioneer High Yield VCT Portfolio - Class I	3,755	3,653
Prudential Sector Funds, Inc.:		
Prudential Jennison Utility Fund - Class Z	38	18
RiverSource Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K	2,439	1,429
Columbia Diversified Equity Income Fund - Class R4	11	130

	Purchases	Sales
	(Dollars in thousands)	
Royce Fund:		
Royce Total Return Fund - K Class	$ —	$ —
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	1,939	1,742
SmallCap World Fund, Inc.:		
SMALLCAP World Fund® - Class R-4	6,346	1,892
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	9,205	715
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	150	323
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	118	32
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	1,539	1,482
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	38	129
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	3,486	2,602
Templeton Global Bond Fund - Class A	10,762	11,933
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	71	31
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	—	—
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	4,406	554
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	5,339	7,263
Vanguard Variable Insurance Fund:		
Diversified Value Portfolio	17	1
Equity Income Portfolio	27	59
Small Company Growth Portfolio	7	—
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	258	53
Victory Sycamore Established Value Fund - Class A	1,682	125
Victory Sycamore Small Company Opportunity Fund - Class R	14	1
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	9,837	36,240
Voya Equity Trust:		
Voya Large Cap Value Fund - Class A	87	17
Voya Real Estate Fund - Class A	269	243
Voya Large-Cap Growth Fund - Class A	44	3
Voya Funds Trust:		
Voya Floating Rate Fund - Class A	677	47
Voya GNMA Income Fund - Class A	625	797
Voya Intermediate Bond Fund - Class A	187	126
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	33,732	48,334
Voya Intermediate Bond Portfolio - Class S	153	199

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class I	$ 729	$ 4,049
Voya High Yield Portfolio - Adviser Class	3	3
Voya High Yield Portfolio - Institutional Class	13,112	4,554
Voya High Yield Portfolio - Service Class	4,778	4,367
Voya Large Cap Growth Portfolio - Adviser Class	12	13
Voya Large Cap Growth Portfolio - Institutional Class	54,741	37,141
Voya Large Cap Growth Portfolio - Service Class	3,727	420
Voya Large Cap Value Portfolio - Adviser Class	—	2
Voya Large Cap Value Portfolio - Institutional Class	11,079	37,725
Voya Large Cap Value Portfolio - Service Class	243	389
Voya Limited Maturity Bond Portfolio - Adviser Class	1	—
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,305	2,959
Voya Multi-Manager Large Cap Core Portfolio - Service Class	68	73
Voya U.S. Stock Index Portfolio - Institutional Class	9,668	3,590
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	2	19
VY® Clarion Global Real Estate Portfolio - Adviser Class	2	36
VY® Clarion Global Real Estate Portfolio - Institutional Class	6,081	14,572
VY® Clarion Real Estate Portfolio - Adviser Class	2	52
VY® Clarion Real Estate Portfolio - Institutional Class	158	516
VY® Clarion Real Estate Portfolio - Service Class	1,820	11,606
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	7,818	34,377
VY® FMR® Diversified Mid Cap Portfolio - Service Class	11,979	56,368
VY® Invesco Growth and Income Portfolio - Institutional Class	9,060	4,330
VY® Invesco Growth and Income Portfolio - Service Class	6,826	3,746
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	21	179
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	3,170	12,522
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	6,159	3,171
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	15	—
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	6,562	3,424
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	6,180	2,638
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	6	28
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	28	37
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	45,248	18,571
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	97,755	42,477
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	138	362
VY® T. Rowe Price Equity Income Portfolio - Service Class	14,809	15,492
VY® T. Rowe Price International Stock Portfolio - Adviser Class	2	16
VY® T. Rowe Price International Stock Portfolio - Service Class	1,811	1,645
VY® Templeton Global Growth Portfolio - Institutional Class	109	228
VY® Templeton Global Growth Portfolio - Service Class	1,032	1,016
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	54,434	64,076
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	28	136
Voya Multi-Manager International Small Cap Fund - Class A	51	54
Voya Multi-Manager International Small Cap Fund - Class I	1,597	206

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	$ 37	$ 76
Voya Global Bond Portfolio - Initial Class	4,936	9,700
Voya Global Bond Portfolio - Service Class	77	261
Voya Index Solution 2025 Portfolio - Initial Class	3,546	1,579
Voya Index Solution 2025 Portfolio - Service Class	1,973	409
Voya Index Solution 2025 Portfolio - Service 2 Class	993	1,441
Voya Index Solution 2035 Portfolio - Initial Class	3,695	1,749
Voya Index Solution 2035 Portfolio - Service Class	1,947	481
Voya Index Solution 2035 Portfolio - Service 2 Class	675	1,263
Voya Index Solution 2045 Portfolio - Initial Class	3,762	1,074
Voya Index Solution 2045 Portfolio - Service Class	1,176	128
Voya Index Solution 2045 Portfolio - Service 2 Class	863	1,117
Voya Index Solution 2055 Portfolio - Initial Class	1,671	381
Voya Index Solution 2055 Portfolio - Service Class	969	148
Voya Index Solution 2055 Portfolio - Service 2 Class	445	145
Voya Index Solution Income Portfolio - Initial Class	917	303
Voya Index Solution Income Portfolio - Service Class	113	79
Voya Index Solution Income Portfolio - Service 2 Class	237	211
Voya Solution 2025 Portfolio - Adviser Class	24	3
Voya Solution 2025 Portfolio - Initial Class	6,743	1,130
Voya Solution 2025 Portfolio - Service Class	16,853	19,883
Voya Solution 2025 Portfolio - Service 2 Class	1,647	5,076
Voya Solution 2035 Portfolio - Adviser Class	18	2
Voya Solution 2035 Portfolio - Initial Class	3,871	738
Voya Solution 2035 Portfolio - Service Class	17,390	16,797
Voya Solution 2035 Portfolio - Service 2 Class	1,739	4,488
Voya Solution 2045 Portfolio - Adviser Class	10	18
Voya Solution 2045 Portfolio - Initial Class	4,252	917
Voya Solution 2045 Portfolio - Service Class	14,188	11,912
Voya Solution 2045 Portfolio - Service 2 Class	1,322	4,612
Voya Solution 2055 Portfolio - Initial Class	1,260	542
Voya Solution 2055 Portfolio - Service Class	6,513	3,159
Voya Solution 2055 Portfolio - Service 2 Class	623	901
Voya Solution Balanced Portfolio - Service Class	1,367	375
Voya Solution Income Portfolio - Adviser Class	21	256
Voya Solution Income Portfolio - Initial Class	3,118	1,450
Voya Solution Income Portfolio - Service Class	4,018	15,528
Voya Solution Income Portfolio - Service 2 Class	612	1,813
Voya Solution Moderately Conservative Portfolio - Service Class	1,554	1,100
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	4	10
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	8,366	3,996
VY® American Century Small-Mid Cap Value Portfolio - Service Class	11,158	9,570
VY® Baron Growth Portfolio - Adviser Class	65	29
VY® Baron Growth Portfolio - Service Class	19,133	29,633
VY® Columbia Contrarian Core Portfolio - Service Class	1,750	2,713
VY® Columbia Small Cap Value II Portfolio - Adviser Class	7	9
VY® Columbia Small Cap Value II Portfolio - Service Class	1,211	1,690
VY® Invesco Comstock Portfolio - Adviser Class	15	51

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® Invesco Comstock Portfolio - Service Class	$ 4,151	$ 9,672
VY® Invesco Equity and Income Portfolio - Adviser Class	58	179
VY® Invesco Equity and Income Portfolio - Initial Class	19,492	31,875
VY® Invesco Equity and Income Portfolio - Service Class	215	352
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	45	48
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	18,037	2,420
VY® JPMorgan Mid Cap Value Portfolio - Service Class	9,421	8,375
VY® Oppenheimer Global Portfolio - Adviser Class	24	70
VY® Oppenheimer Global Portfolio - Initial Class	12,937	48,105
VY® Oppenheimer Global Portfolio - Service Class	252	91
VY® Pioneer High Yield Portfolio - Initial Class	8,909	3,993
VY® Pioneer High Yield Portfolio - Service Class	80	535
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	43	75
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	45,318	40,177
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	267	124
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	452	136
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	67,114	31,809
VY® T. Rowe Price Growth Equity Portfolio - Service Class	820	1,080
VY® Templeton Foreign Equity Portfolio - Adviser Class	15	42
VY® Templeton Foreign Equity Portfolio - Initial Class	3,704	9,530
VY® Templeton Foreign Equity Portfolio - Service Class	15	111
Voya Series Fund, Inc.:		
Voya Corporate Leaders 100 Fund - Class I	2,649	954
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	3,671	8,320
Voya Strategic Allocation Growth Portfolio - Class I	3,508	11,002
Voya Strategic Allocation Moderate Portfolio - Class I	5,452	10,803
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	187	112
Voya Growth and Income Portfolio - Class I	161,994	143,278
Voya Growth and Income Portfolio - Class S	79	77
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class I	3,486	18,206
Voya Global Equity Portfolio - Class S	760	1,418
Voya Index Plus LargeCap Portfolio - Class I	21,385	42,216
Voya Index Plus LargeCap Portfolio - Class S	27	167
Voya Index Plus MidCap Portfolio - Class I	34,799	57,903
Voya Index Plus MidCap Portfolio - Class S	11	233
Voya Index Plus SmallCap Portfolio - Class I	22,375	31,310
Voya Index Plus SmallCap Portfolio - Class S	17	101
Voya International Index Portfolio - Class I	9,001	4,446
Voya International Index Portfolio - Class S	1	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	14,081	5,432
Voya Russell™ Large Cap Growth Index Portfolio - Class S	141	196
Voya Russell™ Large Cap Index Portfolio - Class I	18,712	9,071
Voya Russell™ Large Cap Index Portfolio - Class S	15	52
Voya Russell™ Large Cap Value Index Portfolio - Class I	261	144
Voya Russell™ Large Cap Value Index Portfolio - Class S	4,237	3,177

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	$ 2,546	$ 2,174
Voya Russell™ Mid Cap Index Portfolio - Class I	49,725	6,665
Voya Russell™ Small Cap Index Portfolio - Class I	27,323	5,388
Voya Small Company Portfolio - Class I	26,732	17,630
Voya Small Company Portfolio - Class S	69	316
Voya U.S. Bond Index Portfolio - Class I	4,780	5,301
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	103,407	12,899
Voya MidCap Opportunities Portfolio - Class S	126	261
Voya SmallCap Opportunities Portfolio - Class I	12,287	6,521
Voya SmallCap Opportunities Portfolio - Class S	15	17
Wanger Advisors Trust:		
Wanger International	3,134	9,887
Wanger Select	10,631	6,628
Wanger USA	15,897	6,597
Washington Mutual Investors Fund[SM]:		
Washington Mutual Investors Fund[SM] - Class R-3	438	496
Washington Mutual Investors Fund[SM] - Class R-4	31,561	10,801
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	49	52
Wells Fargo Small Company Growth Fund - Administrator Class	864	531
Wells Fargo Special Small Cap Value Fund - Class A	9,052	12,121

247

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2017			**2016**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AB Growth and Income Fund, Inc.:						
AB Relative Value Fund - Class A	8,929	9,680	(751)	577	1,001	(424)
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	1,373	7,297	(5,924)	11,028	5,212	5,816
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	401,044	68,503	332,541	575,390	40,021	535,369
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	16,360	9,834	6,526	4,200	1,342	2,858
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	165,589	181,404	(15,815)	49,441	59,557	(10,116)
Invesco Small Cap Growth Fund - Class A	3,612	3,220	392	523	942	(419)
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	21,763	19,139	2,624	15,745	6,992	8,753
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	1,013	978	35	465	532	(67)
Invesco Global Health Care Fund - Investor Class	2,639	4,250	(1,611)	504	1,072	(568)
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	31,227	20,055	11,172	13,732	4,077	9,655
AIM Sector Funds:						
Invesco American Value Fund - Class R5	23,231	24,568	(1,337)	34,282	55,245	(20,963)
Invesco Energy Fund - Class R5	32,808	18,650	14,158	6,100	1,687	4,413
Invesco Small Cap Value Fund - Class A	14,193	20,637	(6,444)	5,843	7,194	(1,351)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	14,312,005	14,321,443	(9,438)	107,740	189,861	(82,121)
Invesco V.I. Core Equity Fund - Series I Shares	1,873,818	2,097,450	(223,632)	421,015	627,952	(206,937)
Alger Funds II:						
Alger Responsible Investing Fund - Class A	221,818	186,713	35,105	38,546	43,136	(4,590)
Alger Funds:						
Alger Capital Appreciation Fund - Class A	27,190	45,773	(18,583)	7,850	41,435	(33,585)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	13,501	13,694	(193)	463	67	396
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	408	408	—	—	1,670	(1,670)
AllianzGI NFJ Small-Cap Value Fund - Class A	19,840	26,560	(6,720)	6,918	10,475	(3,557)
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	1,922,544	1,979,033	(56,489)	280,853	423,645	(142,792)
Amana Income Fund - Investor Class	3,026,912	3,280,698	(253,786)	568,626	693,878	(125,252)
American Balanced Fund, Inc.:						
American Balanced Fund® - Class R-3	210,527	296,617	(86,090)	81,982	135,508	(53,526)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	15,145	9,373	5,772	7,557	2,405	5,152
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	2,881,063	2,157,923	723,140	690,410	761,166	(70,756)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	49,153	69,084	(19,931)	81,453	134,618	(53,165)
American Funds Fundamental Investors[SM]:						
Fundamental Investors[SM] - Class R-3	134,583	172,167	(37,584)	30,588	33,649	(3,061)
Fundamental Investors[SM] - Class R-4	6,384,534	5,982,682	401,852	1,098,205	835,829	262,376
American Mutual Fund:						
American Mutual Fund® - Class R-4	650,194	536,719	113,475	80,642	22,709	57,933
AMG Funds IV:						
AMG Managers Fairpointe Mid Cap Fund - Class N	1,620,035	2,007,695	(387,660)	361,538	522,299	(160,761)
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	22,933	24,815	(1,882)	3,357	7,918	(4,561)
Ariel Fund - Investor Class	580,691	662,681	(81,990)	137,828	238,007	(100,179)
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	1,263,946	1,368,337	(104,391)	192,842	399,989	(207,147)
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	61,119	88,049	(26,930)	45,435	50,551	(5,116)
BlackRock Funds[SM]:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	328,339	152,999	175,340	123,771	16,428	107,343
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	2,609,624	2,152,093	457,531	815,132	736,175	78,957

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Mid Cap Dividend Series, Inc.:						
BlackRock Mid Cap Dividend Fund - Institutional Shares	22,320	17,049	5,271	5,355	501	4,854
BlackRock Mid Cap Dividend Fund - Investor A Shares	403,297	473,918	(70,621)	190,166	186,174	3,992
Bond Fund of America^{SM}:						
Bond Fund of America^{SM} - Class R-4	1,048,188	1,040,421	7,767	286,169	297,646	(11,477)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	1,287,247	1,465,938	(178,691)	272,614	340,326	(67,712)
Capital Income Builder:						
Capital Income Builder® - Class R-4	541,397	442,640	98,757	318,458	62,885	255,573
Capital World Growth & Income Fund^{SM}:						
Capital World Growth & Income Fund^{SM} - Class R-3	44,832	56,580	(11,748)	20,346	27,035	(6,689)
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	734,315	769,179	(34,864)	318,184	271,416	46,768
Columbia^{SM} Acorn® Trust:						
Columbia^{SM} Acorn® Fund - Class A	3,513	3,113	400	1,312	1,745	(433)
Columbia^{SM} Acorn® Fund - Class Z	219	143	76	81	480	(399)
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	644,444	685,480	(41,036)	98,316	154,563	(56,247)
Columbia Mid Cap Value Fund - Class Z	114	114	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	14,504	14,527	(23)	1,515	3,781	(2,266)
Davis Series Inc.:						
Davis Financial Fund - Class Y	4,645	5,260	(615)	4,244	260	3,984
Delaware Group Adviser Funds:						
Delaware Diversified Income Fund - Class A	21,660	428,912	(407,252)	50,624	86,790	(36,166)
Delaware Group Equity Funds IV:						
Delaware Smid Cap Growth Fund - Institutional Class	278,864	40,216	238,648	355,518	20,187	335,331
Delaware Group Equity Funds V:						
Delaware Small Cap Value Fund - Class A	419,719	358,056	61,663	142,888	51,206	91,682
Deutsche Investment Trust:						
Deutsche Small Cap Growth Fund - Class S	3,575	2,645	930	909	2,085	(1,176)

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
DFA Investment Dimensions Group Inc.:						
DFA Inflation-Protected Securities Portfolio - Institutional Class	33,069	20,987	12,082	53,516	5,690	47,826
Emerging Markets Core Equity Portfolio - Institutional Class	69,694	9,313	60,381	59,980	4,570	55,410
U.S. Targeted Value Portfolio - Institutional Class	378,682	86,903	291,779	554,315	38,138	516,177
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	14,131	18,781	(4,650)	9,084	20,785	(11,701)
Dodge & Cox Stock Fund	10,313	17,284	(6,971)	3,668	7,741	(4,073)
DWS Institutional Funds:						
Deutsche Equity 500 Index Fund - Class S	28,663	34,468	(5,805)	4,031	8,181	(4,150)
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	75	75	—	293	4,584	(4,291)
EuroPacific Growth Fund:						
EuroPacific Growth Fund® - Class R-3	274,255	355,952	(81,697)	99,759	155,738	(55,979)
EuroPacific Growth Fund® - Class R-4	13,090,885	12,925,932	164,953	1,872,348	2,486,129	(613,781)
Federated International Leaders Fund:						
Federated International Leaders Fund - Institutional Shares	22	—	22	—	—	—
Fidelity Contrafund:						
Fidelity Advisor® New Insights Fund - Class I	119,859	87,042	32,817	45,879	26,194	19,685
Fidelity Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	9,163,602	9,795,182	(631,580)	2,490,423	3,286,986	(796,563)
Fidelity® VIP Growth Portfolio - Initial Class	24,084,291	24,191,217	(106,926)	1,551,193	2,351,576	(800,383)
Fidelity® VIP High Income Portfolio - Initial Class	127,010	314,303	(187,293)	154,264	187,684	(33,420)
Fidelity® VIP Overseas Portfolio - Initial Class	1,260,528	1,250,596	9,932	196,591	353,216	(156,625)
Fidelity Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	21,145,938	23,238,840	(2,092,902)	7,074,074	9,411,938	(2,337,864)
Fidelity® VIP Index 500 Portfolio - Initial Class	640,513	399,423	241,090	522,169	448,119	74,050
Fidelity Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	169	401	(232)	232	—	232
Fidelity Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	34,044	204,012	(169,968)	63,749	134,157	(70,408)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	98,614	98,591	23	20,991	26,752	(5,761)

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	27,401	23,729	3,672	9,601	10,730	(1,129)
Franklin Natural Resources Fund - Advisor Class	5,984	6,551	(567)	8,869	4,935	3,934
Franklin Small-Mid Cap Growth Fund - Class A	22,077	21,258	819	5,187	6,820	(1,633)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	3,236,347	3,631,635	(395,288)	1,288,610	1,423,183	(134,573)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR	7,780	5,021	2,759	553	80	473
Growth Fund of America:						
Growth Fund of America® - Class R-3	561,729	666,825	(105,096)	185,355	294,959	(109,604)
Growth Fund of America® - Class R-4	13,430,309	13,900,242	(469,933)	1,402,556	2,601,751	(1,199,195)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	7	7	—	—	—	—
The Hartford Dividend And Growth Fund - Class R4	315	296	19	20	42	(22)
The Hartford International Opportunities Fund - Class R4	190,727	99,945	90,782	16,471	1,308	15,163
Income Fund of America:						
Income Fund of America® - Class R-3	89,875	94,775	(4,900)	47,565	92,015	(44,450)
Ivy Funds:						
Ivy Science and Technology Fund - Class Y	1,125,152	697,442	427,710	262,765	151,709	111,056
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Institutional Shares	2,630	2,598	32	46	227	(181)
Janus Henderson Enterprise Portfolio - Institutional Shares	4,356	4,338	18	216	1,123	(907)
Janus Henderson Flexible Bond Portfolio - Institutional Shares	565	513	52	—	851	(851)
Janus Henderson Global Research Portfolio - Institutional Shares	2,125	2,110	15	95	1,038	(943)
Janus Henderson Research Portfolio - Institutional Shares	1,877	1,814	63	48	1,364	(1,316)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class	102,306	70,487	31,819	38,993	2,263	36,730
JPMorgan Government Bond Fund - Select Class	68,242	97,758	(29,516)	43,993	46,564	(2,571)
Lazard Funds, Inc.:						
Lazard International Equity Portfolio - Open Shares	88,948	40,774	48,174	40,409	11,704	28,705

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	64,087	56,179	7,908	8,818	2,766	6,052
LKCM Funds:						
LKCM Aquinas Catholic Equity Fund	50,363	46,261	4,102	42,254	382	41,872
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	778,885	857,571	(78,686)	95,650	109,887	(14,237)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	17,507	91,790	(74,283)	49,985	53,796	(3,811)
Loomis Sayles Value Fund - Class Y	3,502	3,336	166	1,473	237	1,236
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	8,399	13,343	(4,944)	2,665	5,991	(3,326)
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	4,511	4,548	(37)	3,480	5,136	(1,656)
Lord Abbett Short Duration Income Fund - Class R4	794,199	663,413	130,786	289,325	33,130	256,195
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	37,544	38,311	(767)	3,445	7,878	(4,433)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	32,294	42,416	(10,122)	16,428	21,397	(4,969)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	15,538	17,053	(1,515)	7,223	13,203	(5,980)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	2,624,908	3,345,309	(720,401)	976,569	1,328,436	(351,867)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	75	75	—	—	—	—
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	4,378	6,182	(1,804)	1,326	2,599	(1,273)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I	643,703	104,997	538,706	758,786	85,411	673,375
Metropolitan West Total Return Bond Fund - Class M	2,346,036	2,070,113	275,923	787,947	605,736	182,211
MFS Series Trust l:						
MFS® New Discovery Fund - Class R3	10,049	6,843	3,206	834	—	834

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MFS Series Trust X:						
MFS® International Value Fund - Class R3	49,497	30,480	19,017	20,023	895	19,128
Neuberger Berman Equity Funds:						
Neuberger Berman Genesis Fund - Trust Class	35,895	53,923	(18,028)	5,214	3,120	2,094
Neuberger Berman Socially Responsive Fund - Institutional Class	78,854	15,780	63,074	93,855	10,930	82,925
Neuberger Berman Socially Responsive Fund - Trust Class	784,456	807,793	(23,337)	111,998	142,149	(30,151)
New Perspective Fund:						
New Perspective Fund® - Class R-3	86,269	92,400	(6,131)	31,297	46,316	(15,019)
New Perspective Fund® - Class R-4	6,909,511	5,803,888	1,105,623	1,213,499	1,063,810	149,689
New World Fund, Inc.:						
New World Fund® - Class R-4	140,337	90,059	50,278	16,909	2,170	14,739
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	57,765	61,984	(4,219)	148,532	76,142	72,390
Oppenheimer Funds:						
Oppenheimer Capital Appreciation Fund - Class A	3,827	4,148	(321)	433	1,472	(1,039)
Oppenheimer Developing Markets Fund - Class A	3,743,495	2,741,679	1,001,816	429,045	634,450	(205,405)
Oppenheimer Developing Markets Fund - Class Y	4,299,834	4,038,745	261,089	529,383	596,697	(67,314)
Oppenheimer Gold & Special Minerals Fund - Class A	9,559	8,431	1,128	2,001	1,614	387
Oppenheimer Integrity Funds:						
Oppenheimer International Bond Fund - Class A	15,628	17,292	(1,664)	10,286	883	9,403
Oppenheimer International Growth Fund - Class Y	39,455	25,832	13,623	17,959	1,963	15,996
Oppenheimer International Small-Mid Company Fund - Class Y	57,020	49,287	7,733	21,352	2,746	18,606
Oppenheimer Main Street Fund:						
Oppenheimer Main Street Fund® - Class A	52,262	4,594	47,668	19,700	3,148	16,552
Oppenheimer Main Street Fund®/VA	41,935	42,368	(433)	47,087	47,568	(481)
Oppenheimer Main Street Small Cap Fund®/VA	1,042,970	1,107,184	(64,214)	213300	298108	-84808
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	10,935	11,049	(114)	11,881	12,005	(124)
Oppenheimer Global Fund/VA	6,161	6,226	(65)	32	360	(328)
Oppenheimer Global Strategic Income Fund/VA	3,938	3,938	—	6	545	(539)
Parnassus Income Funds:						
Parnassus Core Equity Fund℠ - Investor Shares	485,485	378,817	106,668	306,576	200,670	105,906

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Pax World Funds Series Trust I:						
Pax Balanced Fund - Individual Investor Class	1,747,650	1,879,638	(131,988)	222,729	471,915	(249,186)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	304,193	335,100	(30,907)	343,211	184,654	158,557
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	5,554,438	6,859,876	(1,305,438)	859,617	1,358,086	(498,469)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	125,601	178,928	(53,327)	216,437	94,060	122,377
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	124,605	147,232	(22,627)	27,150	66,966	(39,816)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	44,501	83,934	(39,433)	13,081	33,553	(20,472)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	1,864,117	2,972,151	(1,108,034)	351,769	462,014	(110,245)
Pioneer Equity Income VCT Portfolio - Class I	8	8	—	1,731	4,363	(2,632)
Pioneer High Yield VCT Portfolio - Class I	1,077,628	1,112,387	(34,759)	170,159	259,646	(89,487)
Prudential Sector Funds, Inc.:						
Prudential Jennison Utility Fund - Class Z	10,846	9,391	1,455	3,431	527	2,904
RiverSource Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	755,772	734,470	21,302	69,985	157,312	(87,327)
Columbia Diversified Equity Income Fund - Class R4	7,660	14,386	(6,726)	733	979	(246)
Royce Fund:						
Royce Total Return Fund - K Class	139	126	13	134	120	14
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	582,840	585,032	(2,192)	413,938	72,542	341,396
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	1,591,724	1,256,399	335,325	238,881	253,863	(14,982)
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	543,270	83,397	459,873	847,082	75,173	771,909
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	50,090	57,540	(7,450)	12,371	8,801	3,570

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	22,260	19,433	2,827	3,398	2,263	1,135
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	681,891	685,879	(3,988)	632,847	284,768	348,079
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	37,267	42,247	(4,980)	13,998	16,500	(2,502)
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	2,746,252	2,744,708	1,544	295,018	902,902	(607,884)
Templeton Global Bond Fund - Class A	6,549,145	6,623,471	(74,326)	676,302	1,558,300	(881,998)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	7,239	4,154	3,085	1,165	6	1,159
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	192	205	(13)	27	3,634	(3,607)
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	312,572	63,084	249,488	416,934	21,957	394,977
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	4,709,398	5,205,893	(496,495)	4,438,309	3,403,302	1,035,007
Vanguard Variable Insurance Fund:						
Diversified Value Portfolio	4,743	4,559	184	241	1,411	(1,170)
Equity Income Portfolio	7,458	8,964	(1,506)	7,789	10,500	(2,711)
Small Company Growth Portfolio	1,501	1,345	156	159	1	158
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	38,088	23,344	14,744	7,117	2,250	4,867
Victory Sycamore Established Value Fund - Class A	137,269	15,405	121,864	158,008	14,250	143,758
Victory Sycamore Small Company Opportunity Fund - Class R	3,649	3,256	393	344	233	111
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	10,175,837	11,029,989	(854,152)	6,529,102	7,336,697	(807,595)
Voya Equity Trust:						
Voya Large Cap Value Fund - Class A	13,138	9,087	4,051	3,007	5,815	(2,808)
Voya Real Estate Fund - Class A	36,892	41,004	(4,112)	4,809	24,641	(19,832)
Voya Large-Cap Growth Fund - Class A	16,899	15,794	1,105	1,437	1	1,436

| | | **Year ended December 31** | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Funds Trust:						
Voya Floating Rate Fund - Class A	64,977	4,335	60,642	15,967	1,700	14,267
Voya GNMA Income Fund - Class A	305,392	316,624	(11,232)	101,423	102,430	(1,007)
Voya Intermediate Bond Fund - Class A	80,308	78,017	2,291	41,510	86,545	(45,035)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	45,977,599	47,209,399	(1,231,800)	25,943,029	26,998,382	(1,055,353)
Voya Intermediate Bond Portfolio - Class S	4,874	12,653	(7,779)	8,371	17,727	(9,356)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	241,772	547,022	(305,250)	472,849	199,592	273,257
Voya High Yield Portfolio - Adviser Class	34	200	(166)	—	—	—
Voya High Yield Portfolio - Institutional Class	2,685,458	2,297,290	388,168	406,461	394,009	12,452
Voya High Yield Portfolio - Service Class	1,355,493	1,397,432	(41,939)	292,134	328,804	(36,670)
Voya Large Cap Growth Portfolio - Adviser Class	65	570	(505)	224	2,690	(2,466)
Voya Large Cap Growth Portfolio - Institutional Class	21,972,507	22,713,257	(740,750)	3,321,328	4,725,728	(1,404,400)
Voya Large Cap Growth Portfolio - Service Class	646,156	545,707	100,449	99,657	68,502	31,155
Voya Large Cap Value Portfolio - Adviser Class	6	188	(182)	4	221	(217)
Voya Large Cap Value Portfolio - Institutional Class	20,383,416	22,412,366	(2,028,950)	4,656,907	7,276,610	(2,619,703)
Voya Large Cap Value Portfolio - Service Class	95,451	106,449	(10,998)	39,470	53,436	(13,966)
Voya Limited Maturity Bond Portfolio - Adviser Class	86	—	86	3,535	6,224	(2,689)
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	743,614	872,540	(128,926)	200,214	329,297	(129,083)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	30,422	32,097	(1,675)	3,343	5,380	(2,037)
Voya U.S. Stock Index Portfolio - Institutional Class	790,828	548,231	242,597	356,459	170,231	186,228
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	205	1,817	(1,612)	1,830	988	842
VY® Clarion Global Real Estate Portfolio - Adviser Class	20	2,621	(2,601)	2,877	396	2,481
VY® Clarion Global Real Estate Portfolio - Institutional Class	4,150,370	4,908,758	(758,388)	859,995	1,141,003	(281,008)
VY® Clarion Real Estate Portfolio - Adviser Class	—	3,180	(3,180)	3,180	—	3,180
VY® Clarion Real Estate Portfolio - Institutional Class	2,583,879	2,604,592	(20,713)	1,661,313	1,673,423	(12,110)
VY® Clarion Real Estate Portfolio - Service Class	3,306,085	3,882,790	(576,705)	638,103	817,356	(179,253)
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	94,989	1,933,282	(1,838,293)	248,337	548,924	(300,587)
VY® FMR® Diversified Mid Cap Portfolio - Service Class	598,284	2,693,298	(2,095,014)	235,171	444,391	(209,220)
VY® Invesco Growth and Income Portfolio - Institutional Class	2,026,507	1,885,225	141,282	262,741	248,398	14,343
VY® Invesco Growth and Income Portfolio - Service Class	1,687,128	1,639,203	47,925	241,705	338,182	(96,477)

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	752	8,101	(7,349)	2,908	1,978	930
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	209,399	663,174	(453,775)	231,576	223,729	7,847
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	1,319,753	1,192,028	127,725	297,253	282,563	14,690
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	665	4	661	37	1,186	(1,149)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	2,369,423	2,325,065	44,358	355,212	242,083	113,129
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	1,316,678	1,244,351	72,327	259,395	239,053	20,342
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	81	1,469	(1,388)	1,201	—	1,201
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	—	1,881	(1,881)	6,840	7,450	(610)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	19,279,743	18,722,477	557,266	2,728,997	1,018,185	1,710,812
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	34,911,145	33,516,092	1,395,053	6,380,354	4,331,418	2,048,936
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	1,078	17,070	(15,992)	3,788	14,244	(10,456)
VY® T. Rowe Price Equity Income Portfolio - Service Class	5,591,101	5,947,268	(356,167)	2,289,551	2,512,782	(223,231)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	91	1,318	(1,227)	379	662	(283)
VY® T. Rowe Price International Stock Portfolio - Service Class	569,933	562,599	7,334	68,671	100,530	(31,859)
VY® Templeton Global Growth Portfolio - Institutional Class	40,710	46,428	(5,718)	16,949	21,634	(4,685)
VY® Templeton Global Growth Portfolio - Service Class	485,948	486,858	(910)	51,466	111,081	(59,615)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	19,999,995	20,476,082	(476,087)	16,126,511	15,707,086	419,425
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	7,845	13,116	(5,271)	1,058	1,203	(145)
Voya Multi-Manager International Small Cap Fund - Class A	15,157	15,450	(293)	4,278	5,247	(969)
Voya Multi-Manager International Small Cap Fund - Class I	190,571	79,986	110,585	22,992	20,249	2,743
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	1,666	4,481	(2,815)	3,627	3,472	155
Voya Global Bond Portfolio - Initial Class	5,920,540	6,347,295	(426,755)	2,525,196	2,964,835	(439,639)
Voya Global Bond Portfolio - Service Class	59,848	74,475	(14,627)	30,279	44,632	(14,353)
Voya Index Solution 2025 Portfolio - Initial Class	585,488	501,377	84,111	127,301	35,965	91,336
Voya Index Solution 2025 Portfolio - Service Class	287,219	214,541	72,678	65,721	61,038	4,683
Voya Index Solution 2025 Portfolio - Service 2 Class	332,264	363,714	(31,450)	239,766	214,561	25,205
Voya Index Solution 2035 Portfolio - Initial Class	490,932	419,708	71,224	113,667	30,160	83,507
Voya Index Solution 2035 Portfolio - Service Class	334,448	276,172	58,276	57,021	50,693	6,328

| | Year ended December 31 | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc.(continued):						
Voya Index Solution 2035 Portfolio - Service 2 Class	192,638	228,558	(35,920)	122,248	114,147	8,101
Voya Index Solution 2045 Portfolio - Initial Class	431,161	335,562	95,599	132,652	13,079	119,573
Voya Index Solution 2045 Portfolio - Service Class	165,222	123,991	41,231	40,786	21,323	19,463
Voya Index Solution 2045 Portfolio - Service 2 Class	202,018	220,860	(18,842)	130,727	103,217	27,510
Voya Index Solution 2055 Portfolio - Initial Class	263,648	200,652	62,996	57,606	15,216	42,390
Voya Index Solution 2055 Portfolio - Service Class	130,045	89,446	40,599	28,114	14,473	13,641
Voya Index Solution 2055 Portfolio - Service 2 Class	98,461	84,212	14,249	29,654	14,672	14,982
Voya Index Solution Income Portfolio - Initial Class	142,735	109,445	33,290	47,921	24,184	23,737
Voya Index Solution Income Portfolio - Service Class	69,290	68,297	993	25,483	56,086	(30,603)
Voya Index Solution Income Portfolio - Service 2 Class	115,828	114,927	901	79,057	93,779	(14,722)
Voya Solution 2025 Portfolio - Adviser Class	216	186	30	564	2,250	(1,686)
Voya Solution 2025 Portfolio - Initial Class	735,742	221,790	513,952	73,143	68,095	5,048
Voya Solution 2025 Portfolio - Service Class	8,580,705	9,102,091	(521,386)	1,401,930	1,570,295	(168,365)
Voya Solution 2025 Portfolio - Service 2 Class	881,871	1,099,892	(218,021)	265,569	427,113	(161,544)
Voya Solution 2035 Portfolio - Adviser Class	73	—	73	13,394	712	12,682
Voya Solution 2035 Portfolio - Initial Class	484,463	214,043	270,420	65,226	121,845	(56,619)
Voya Solution 2035 Portfolio - Service Class	8,228,992	8,472,120	(243,128)	1,307,656	1,256,342	51,314
Voya Solution 2035 Portfolio - Service 2 Class	1,041,089	1,208,160	(167,071)	287,204	283,777	3,427
Voya Solution 2045 Portfolio - Adviser Class	40	580	(540)	20	1	19
Voya Solution 2045 Portfolio - Initial Class	506,408	211,284	295,124	57,939	38,933	19,006
Voya Solution 2045 Portfolio - Service Class	5,889,907	5,970,694	(80,787)	1,055,162	846,831	208,331
Voya Solution 2045 Portfolio - Service 2 Class	623,878	795,685	(171,807)	208,761	209,275	(514)
Voya Solution 2055 Portfolio - Initial Class	128,903	69,549	59,354	35,558	47,788	(12,230)
Voya Solution 2055 Portfolio - Service Class	1,362,507	1,209,641	152,866	399,601	192,722	206,879
Voya Solution 2055 Portfolio - Service 2 Class	159,117	173,959	(14,842)	64,006	51,708	12,298
Voya Solution Balanced Portfolio - Service Class	498,913	437,253	61,660	78,521	84,853	(6,332)
Voya Solution Income Portfolio - Adviser Class	—	16,041	(16,041)	4,765	4,477	288
Voya Solution Income Portfolio - Initial Class	820,601	676,651	143,950	98,614	113,787	(15,173)
Voya Solution Income Portfolio - Service Class	3,505,652	4,329,875	(824,223)	524,926	1,228,194	(703,268)
Voya Solution Income Portfolio - Service 2 Class	542,089	630,513	(88,424)	218,190	335,269	(117,079)
Voya Solution Moderately Conservative Portfolio - Service Class	632,079	604,323	27,756	96,891	75,142	21,749
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	25	362	(337)	703	1,481	(778)

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	1,872,909	1,758,465	114,444	475,365	116,105	359,260
VY® American Century Small-Mid Cap Value Portfolio - Service Class	3,822,518	3,854,720	(32,202)	2,502,206	2,312,686	189,520
VY® Baron Growth Portfolio - Adviser Class	886	1,204	(318)	560	2,284	(1,724)
VY® Baron Growth Portfolio - Service Class	5,987,318	6,996,800	(1,009,482)	1,299,486	2,139,010	(839,524)
VY® Columbia Contrarian Core Portfolio - Service Class	487,739	540,019	(52,280)	364,216	429,879	(65,663)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	—	426	(426)	—	9,686	(9,686)
VY® Columbia Small Cap Value II Portfolio - Service Class	407,665	445,835	(38,170)	97,251	108,300	(11,049)
VY® Invesco Comstock Portfolio - Adviser Class	555	2,237	(1,682)	782	5,608	(4,826)
VY® Invesco Comstock Portfolio - Service Class	2,663,433	2,901,782	(238,349)	1,028,537	1,419,522	(390,985)
VY® Invesco Equity and Income Portfolio - Adviser Class	19	8,423	(8,404)	55	8,657	(8,602)
VY® Invesco Equity and Income Portfolio - Initial Class	11,458,137	12,859,458	(1,401,321)	7,001,447	8,760,348	(1,758,901)
VY® Invesco Equity and Income Portfolio - Service Class	174,835	192,306	(17,471)	15,153	10,074	5,079
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	356	1,706	(1,350)	2,231	2,216	15
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	954,397	164,125	790,272	103,407	84,100	19,307
VY® JPMorgan Mid Cap Value Portfolio - Service Class	2,674,107	2,819,484	(145,377)	998,167	1,065,427	(67,260)
VY® Oppenheimer Global Portfolio - Adviser Class	698	2,876	(2,178)	775	9,616	(8,841)
VY® Oppenheimer Global Portfolio - Initial Class	19,495,737	21,278,566	(1,782,829)	4,041,707	6,305,438	(2,263,731)
VY® Oppenheimer Global Portfolio - Service Class	64,663	58,653	6,010	5,819	7,812	(1,993)
VY® Pioneer High Yield Portfolio - Initial Class	3,289,029	3,120,237	168,792	1,083,827	1,299,798	(215,971)
VY® Pioneer High Yield Portfolio - Service Class	35,523	57,682	(22,159)	35,680	35,888	(208)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	307	2,496	(2,189)	157	3,793	(3,636)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	12,434,802	13,371,869	(937,067)	2,597,795	3,812,428	(1,214,633)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	59,487	56,675	2,812	16,093	16,441	(348)
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	10,333	4,496	5,837	13,974	27,965	(13,991)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	19,354,569	19,458,696	(104,127)	3,400,818	3,883,955	(483,137)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	146,571	167,823	(21,252)	31,768	59,438	(27,670)
VY® Templeton Foreign Equity Portfolio - Adviser Class	590	3,295	(2,705)	835	13,683	(12,848)
VY® Templeton Foreign Equity Portfolio - Initial Class	9,083,840	9,707,886	(624,046)	2,627,021	3,454,656	(827,635)
VY® Templeton Foreign Equity Portfolio - Service Class	4,523	11,888	(7,365)	5,104	10,074	(4,970)
Voya Series Fund, Inc.:						
Voya Corporate Leaders 100 Fund - Class I	650,964	512,612	138,352	313,748	136,605	177,143

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,739,178	1,949,308	(210,130)	1,035,362	1,210,130	(174,768)
Voya Strategic Allocation Growth Portfolio - Class I	2,925,875	3,261,295	(335,420)	969,092	1,177,509	(208,417)
Voya Strategic Allocation Moderate Portfolio - Class I	3,291,335	3,559,495	(268,160)	1,057,932	1,252,224	(194,292)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	356	5,651	(5,295)	779	14,126	(13,347)
Voya Growth and Income Portfolio - Class I	32,973,585	35,866,051	(2,892,466)	9,421,459	12,823,825	(3,402,366)
Voya Growth and Income Portfolio - Class S	16,160	17,728	(1,568)	6,598	5,985	613
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class I	8,823,171	10,291,410	(1,468,239)	2,993,960	4,338,574	(1,344,614)
Voya Global Equity Portfolio - Class S	122,865	192,988	(70,123)	130,411	251,952	(121,541)
Voya Index Plus LargeCap Portfolio - Class I	29,026,729	29,888,110	(861,381)	4,245,445	4,926,064	(680,619)
Voya Index Plus LargeCap Portfolio - Class S	1,175	8,148	(6,973)	1,185	1,754	(569)
Voya Index Plus MidCap Portfolio - Class I	12,337,673	13,400,105	(1,062,432)	2,071,512	2,458,795	(387,283)
Voya Index Plus MidCap Portfolio - Class S	8	9,895	(9,887)	1,763	4,910	(3,147)
Voya Index Plus SmallCap Portfolio - Class I	11,914,613	12,576,781	(662,168)	2,906,551	3,086,136	(179,585)
Voya Index Plus SmallCap Portfolio - Class S	23	4,607	(4,584)	1,308	4,778	(3,470)
Voya International Index Portfolio - Class I	4,195,210	3,817,971	377,239	1,305,247	1,285,432	19,815
Voya International Index Portfolio - Class S	94	21	73	14	3	11
Voya Russell™ Large Cap Growth Index Portfolio - Class I	10,616,872	10,334,269	282,603	1,162,517	712,991	449,526
Voya Russell™ Large Cap Growth Index Portfolio - Class S	43,693	45,589	(1,896)	11,765	14,043	(2,278)
Voya Russell™ Large Cap Index Portfolio - Class I	7,264,610	6,824,466	440,144	2,302,302	860,567	1,441,735
Voya Russell™ Large Cap Index Portfolio - Class S	155,297	156,666	(1,369)	367,455	368,485	(1,030)
Voya Russell™ Large Cap Value Index Portfolio - Class I	9,904	5,297	4,607	6,328	6,875	(547)
Voya Russell™ Large Cap Value Index Portfolio - Class S	848,441	808,167	40,274	260,963	152,490	108,473
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	589,492	575,658	13,834	154,460	115,874	38,586
Voya Russell™ Mid Cap Index Portfolio - Class I	9,311,229	6,581,476	2,729,753	1,637,650	655,275	982,375
Voya Russell™ Small Cap Index Portfolio - Class I	4,288,308	2,782,762	1,505,546	691,110	426,349	264,761
Voya Small Company Portfolio - Class I	10,116,433	10,242,744	(126,311)	2,538,968	2,587,047	(48,079)
Voya Small Company Portfolio - Class S	598	10,926	(10,328)	888	391	497
Voya U.S. Bond Index Portfolio - Class I	1,587,504	1,647,823	(60,319)	669,259	458,111	211,148

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	9,753,311	7,095,170	2,658,141	854,291	950,748	(96,457)
Voya MidCap Opportunities Portfolio - Class S	41,471	49,801	(8,330)	9,596	20,273	(10,677)
Voya SmallCap Opportunities Portfolio - Class I	2,862,258	2,691,924	170,334	749,727	671,142	78,585
Voya SmallCap Opportunities Portfolio - Class S	308	546	(238)	92	1,525	(1,433)
Wanger Advisors Trust:						
Wanger International	3,397,213	3,923,124	(525,911)	516,159	689,761	(173,602)
Wanger Select	2,410,241	2,575,521	(165,280)	196,961	561,497	(364,536)
Wanger USA	2,800,081	2,856,231	(56,150)	324,315	471,608	(147,293)
Washington Mutual Investors Fund[SM]:						
Washington Mutual Investors Fund[SM] - Class R-3	130,867	141,495	(10,628)	53,975	78,606	(24,631)
Washington Mutual Investors Fund[SM] - Class R-4	6,536,531	5,972,514	564,017	1,448,790	967,322	481,468
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	7,360	9,471	(2,111)	3,005	1,401	1,604
Wells Fargo Small Company Growth Fund - Administrator Class	115,156	87,545	27,611	21,119	2,337	18,782
Wells Fargo Special Small Cap Value Fund - Class A	1,255,383	1,443,352	(187,969)	255,474	434,329	(178,855)

262

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Relative Value Fund - Class A													
2017		8	$24.03	to	$24.37	$191	0.81%	0.80%	to	0.90%	17.68%	to	17.79%
2016		9	$20.42	to	$20.69	$178	1.75%	0.80%	to	0.90%	10.14%	to	10.29%
2015		9	$18.54	to	$18.76	$169	1.08%	0.80%	to	0.90%	0.32%	to	0.37%
2014		11	$18.09	to	$18.90	$201	1.04%	0.70%	to	1.10%	7.61%	to	7.97%
2013		11	$16.81	to	$17.66	$183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
AB VPS Growth and Income Portfolio - Class A													
2017		25	$24.91	to	$25.25	$622	1.26%	1.15%	to	1.25%	17.49%	to	17.55%
2016		31	$21.21	to	$21.48	$655	0.95%	1.15%	to	1.25%	9.90%	to	10.04%
2015		25	$19.30	to	$19.52	$484	1.51%	1.15%	to	1.25%	0.47%	to	0.57%
2014		23	$19.21	to	$19.41	$443	1.43%	1.15%	to	1.25%	8.16%	to	8.25%
2013		38	$17.76	to	$17.93	$674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
Aberdeen International Equity Fund - Institutional Class													
2017		1,117		$11.10		$12,399	1.56%		—			26.28%	
2016		784		$8.79		$6,893	2.63%		—			6.55%	
2015	07/14/2015	249		$8.25		$2,052	(c)		—			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco Floating Rate Fund - Class R5													
2017		14	$10.73	to	$11.16	$156	4.09%	0.30%	to	1.40%	2.88%	to	4.01%
2016		8	$10.42	to	$10.73	$82	4.68%	0.30%	to	1.40%	9.84%	to	10.85%
2015		5	$9.53	to	$9.58	$47	5.06%	0.95%	to	1.25%	-3.74%	to	-3.43%
2014	07/29/2014	3	$9.90	to	$9.92	$32	(b)	0.95%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
	2017	171	$21.05	to	$26.80	$3,949	0.14%	0.15%	to	1.70%	13.12%	to	14.86%
	2016	187	$18.57	to	$23.53	$3,791	0.29%	0.15%	to	1.70%	10.34%	to	11.81%
	2015	197	$16.83	to	$21.22	$3,609	0.03%	0.15%	to	1.60%	-5.87%	to	-4.45%
	2014	211	$17.86	to	$22.40	$4,057	—	0.15%	to	1.70%	2.73%	to	4.35%
	2013	246	$17.35	to	$21.65	$4,574	—	0.15%	to	1.70%	27.06%	to	28.99%
Invesco Small Cap Growth Fund - Class A													
	2017	3		$32.42		$102	—		1.00%			23.68%	
	2016	3		$26.22		$72	—		1.00%			10.21%	
	2015	3		$23.79		$75	—		1.00%			-2.82%	
	2014	4		$24.48		$90	—		1.00%			6.57%	
	2013	2		$22.97		$38	—		1.00%			38.54%	
Invesco International Growth Fund - Class R5													
	2017	50	$11.32	to	$13.98	$686	2.17%	0.75%	to	0.95%		21.99%	
	2016	48		$11.46		$547	1.69%		0.85%			-1.38%	
	2015	39		$11.62		$453	1.63%		0.85%			-3.09%	
	2014	34		$11.99		$408	1.92%		0.95%			-0.75%	
	2013	18		$12.08		$217	2.43%		0.95%			17.97%	
Invesco Endeavor Fund - Class A													
	2017	1	$23.84	to	$24.80	$15	—	0.45%	to	0.95%	16.55%	to	16.93%
	2016	1	$20.00	to	$21.21	$12	—	0.45%	to	1.30%	19.26%	to	20.31%
	2015	1	$16.77	to	$17.63	$11	—	0.45%	to	1.30%	-11.86%	to	-11.18%
	2014	3	$19.14	to	$19.85	$51	—	0.45%	to	1.20%	6.77%	to	7.12%
	2013	3	$17.86	to	$18.53	$63	—	0.45%	to	1.40%	26.22%	to	27.44%
Invesco Global Health Care Fund - Investor Class													
	2017	2	$64.67	to	$71.91	$109	—	0.65%	to	1.50%	13.73%	to	14.72%
	2016	3	$56.86	to	$62.69	$190	0.19%	0.65%	to	1.50%	-13.02%	to	-12.28%
	2015	4	$65.38	to	$71.47	$258	—	0.65%	to	1.50%	1.46%	to	2.32%
	2014	6	$64.44	to	$70.86	$442	—	0.50%	to	1.50%	18.56%	to	19.76%
	2013	6	$54.35	to	$59.17	$356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco High Yield Fund - Class R5													
2017		37	$10.78	to	$11.22	$405	5.31%	0.30%	to	1.40%	5.17%	to	6.35%
2016		26	$10.25	to	$10.55	$269	5.73%	0.30%	to	1.40%	10.10%	to	11.29%
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
2014	08/06/2014	4	$9.71	to	$9.77	$35	(b)	0.40%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco American Value Fund - Class R5													
2017		62	$12.10	to	$12.30	$761	1.02%	0.95%	to	1.40%	8.33%	to	8.75%
2016		64	$11.17	to	$11.31	$717	0.48%	0.95%	to	1.40%	14.45%	to	15.06%
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
2014	06/16/2014	21	$10.83	to	$10.86	$231	(b)	0.95%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Energy Fund - Class R5													
2017		20	$5.89	to	$6.13	$122	4.30%	0.30%	to	1.40%	-9.10%	to	-8.51%
2016		6	$6.48	to	$6.58	$40	2.29%	0.80%	to	1.40%	23.43%	to	24.01%
2015		2	$5.25	to	$5.29	$9	—	0.95%	to	1.40%	-30.09%	to	-29.75%
2014	08/27/2014	—	$7.51	to	$7.53	—	(b)	1.05%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Small Cap Value Fund - Class A													
2017		4	$32.23	to	$36.53	$152	—	0.20%	to	1.65%	16.35%	to	17.46%
2016		11	$27.70	to	$30.71	$318	0.18%	0.30%	to	1.65%	16.34%	to	17.59%
2015		12	$23.81	to	$26.22	$305	—	0.20%	to	1.65%	-10.32%	to	-8.99%
2014		15	$26.40	to	$28.81	$423	—	0.20%	to	1.75%	5.31%	to	6.90%
2013		12	$25.07	to	$26.95	$318	—	0.20%	to	1.75%	41.72%	to	43.25%
Invesco V.I. American Franchise Fund - Series I Shares													
2017		560	$18.86	to	$75.39	$28,558	0.09%	0.00%	to	1.50%	25.44%	to	27.33%
2016		569	$15.03	to	$59.21	$23,516	—	0.00%	to	1.50%	0.74%	to	2.28%
2015		652	$14.92	to	$57.89	$26,133	—	0.00%	to	1.50%	3.40%	to	5.01%
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%
2013		698	$13.50	to	$50.84	$26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2017		1,909	$14.10	to	$25.77	$33,267	1.02%	0.00%	to	1.95%	11.03%	to	13.17%
2016		2,132	$12.61	to	$22.89	$33,203	0.75%	0.00%	to	1.95%	8.06%	to	10.29%
2015		2,339	$11.57	to	$20.86	$33,322	1.13%	0.00%	to	1.95%	-7.56%	to	-5.77%
2014		2,593	$12.43	to	$22.25	$39,632	0.86%	0.00%	to	1.95%	6.04%	to	8.16%
2013		2,807	$11.63	to	$20.68	$40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
Alger Responsible Investing Fund - Class A													
2017		206	$16.43	to	$29.29	$5,544	—	0.00%	to	1.50%	25.51%	to	27.40%
2016		171	$13.07	to	$22.99	$3,644	—	0.00%	to	1.50%	0.49%	to	2.00%
2015		176	$12.99	to	$22.54	$3,708	—	0.00%	to	1.50%	0.94%	to	2.45%
2014		181	$12.85	to	$22.00	$3,775	—	0.00%	to	1.50%	3.22%	to	4.81%
2013		209	$12.42	to	$20.99	$4,212	—	0.00%	to	1.50%	32.75%	to	34.72%
Alger Capital Appreciation Fund - Class A													
2017		4	$27.35	to	$28.56	$103	—	0.60%	to	1.15%	30.19%	to	30.41%
2016		22	$20.51	to	$21.90	$481	—	0.60%	to	1.55%	-1.20%	to	-0.37%
2015		56	$20.76	to	$22.48	$1,225	—	0.20%	to	1.55%	5.39%	to	6.04%
2014		64	$20.24	to	$21.20	$1,335	—	0.20%	to	1.15%	11.91%	to	12.55%
2013		39	$18.13	to	$18.75	$723	—	0.25%	to	1.10%	34.20%	to	34.60%
AllianzGI NFJ Dividend Value Fund - Class A													
2017		13	$25.87	to	$26.55	$331	1.88%	0.70%	to	1.00%	14.57%	to	14.89%
2016		13	$22.58	to	$23.11	$293	2.31%	0.70%	to	1.00%	14.68%	to	15.09%
2015		12	$19.69	to	$20.08	$247	2.36%	0.70%	to	1.00%	-9.51%	to	-9.26%
2014		12	$21.76	to	$22.13	$261	1.97%	0.70%	to	1.00%	8.53%	to	8.85%
2013		12	$20.05	to	$20.33	$246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2017		—		$16.83		$7	2.04%		0.80%			20.39%	
2016		—		$13.98		$6	2.28%		0.80%			13.47%	
2015		2		$12.32		$26	3.77%		0.80%			-6.10%	
2014		2		$13.12		$27	3.85%		0.80%			10.72%	
2013		2		$11.85		$25	3.33%		0.80%			31.67%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2017		12	$29.07	to	$32.95	$385	0.41%	0.55%	to	1.45%	8.35%	to	9.07%
2016		19	$26.55	to	$30.21	$546	1.36%	0.55%	to	1.55%	21.47%	to	22.26%
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
2013		23	$24.05	to	$26.82	$584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
Amana Growth Fund - Investor Class													
2017		1,942	$20.74	to	$29.64	$46,559	0.49%	0.00%	to	1.70%	26.82%	to	29.03%
2016		1,998	$16.32	to	$23.04	$37,550	0.65%	0.00%	to	1.70%	5.91%	to	7.62%
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
2013		2,537	$13.97	to	$19.22	$39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
Amana Income Fund - Investor Class													
2017		3,299	$20.01	to	$27.18	$75,988	0.55%	0.00%	to	1.50%	19.88%	to	21.66%
2016		3,553	$16.70	to	$22.40	$67,948	1.39%	0.00%	to	1.60%	7.62%	to	9.36%
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
2013		4,314	$15.07	to	$19.47	$72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
American Balanced Fund® - Class R-3													
2017		126	$20.59	to	$25.54	$2,956	1.39%	0.00%	to	1.55%	13.32%	to	15.05%
2016		212	$18.17	to	$22.20	$4,359	1.40%	0.00%	to	1.55%	6.57%	to	8.24%
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
2013		415	$16.00	to	$18.65	$7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
American Beacon Small Cap Value Fund - Investor Class													
2017		23	$10.79	to	$13.55	$303	0.27%	0.55%	to	1.25%	7.05%	to	7.46%
2016		17	$12.34	to	$12.51	$212	0.66%	0.75%	to	1.25%	24.77%	to	25.48%
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
2014	05/16/2014	6	$10.60	to	$10.61	$64	(b)	0.95%	to	1.00%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class												
2017	2,734	$10.15	to	$13.51	$31,930	2.53%	0.00%	to	1.90%	1.15%	to	3.05%
2016	2,011	$9.93	to	$13.11	$24,388	2.00%	0.00%	to	1.90%	2.81%	to	4.71%
2015	2,082	$9.56	to	$12.52	$24,336	0.93%	0.00%	to	1.90%	-4.00%	to	-2.11%
2014	2,408	$9.85	to	$12.79	$29,023	1.48%	0.00%	to	1.90%	0.70%	to	2.65%
2013	2,767	$11.41	to	$12.46	$32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
American Century Investments® Income & Growth Fund - A Class												
2017	517	$21.14	to	$70.25	$11,002	2.15%	0.65%	to	1.20%	18.83%	to	19.51%
2016	537	$17.79	to	$58.78	$9,606	2.09%	0.65%	to	1.20%	11.96%	to	12.58%
2015	590	$15.89	to	$52.21	$9,398	1.94%	0.65%	to	1.20%	-7.02%	to	-6.52%
2014	636	$17.09	to	$55.06	$10,906	1.87%	0.75%	to	1.20%	10.90%	to	11.39%
2013	624	$15.41	to	$49.43	$9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
Fundamental Investors[SM] - Class R-3												
2017	52	$18.43	to	$21.40	$1,037	1.12%	0.00%	to	1.55%	21.09%	to	22.68%
2016	89	$15.22	to	$17.26	$1,482	1.28%	0.10%	to	1.55%	10.51%	to	11.90%
2015	92	$13.89	to	$15.52	$1,374	0.90%	0.00%	to	1.45%	1.67%	to	3.05%
2014	149	$13.59	to	$15.06	$2,170	0.68%	0.00%	to	1.55%	6.92%	to	8.50%
2013	143	$12.71	to	$13.88	$1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
Fundamental Investors[SM] - Class R-4												
2017	5,519	$19.06	to	$22.03	$111,597	1.49%	0.00%	to	1.50%	21.48%	to	23.28%
2016	5,117	$15.69	to	$17.87	$84,728	1.60%	0.00%	to	1.50%	10.81%	to	12.53%
2015	4,855	$14.16	to	$15.88	$72,172	1.44%	0.00%	to	1.50%	1.80%	to	3.32%
2014	4,638	$13.91	to	$15.37	$67,392	1.07%	0.00%	to	1.50%	7.25%	to	8.93%
2013	3,811	$12.97	to	$14.11	$51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
American Mutual Fund® - Class R-4												
2017	364	$20.25	to	$22.36	$7,946	2.01%	0.00%	to	1.40%	15.91%	to	17.62%
2016	251	$17.47	to	$19.01	$4,659	2.12%	0.00%	to	1.40%	12.56%	to	14.11%
2015	193	$15.52	to	$16.66	$3,156	2.07%	0.00%	to	1.40%	-4.26%	to	-2.91%
2014	127	$16.21	to	$17.16	$2,154	1.97%	0.00%	to	1.40%	11.00%	to	12.60%
2013	59	$14.60	to	$15.24	$888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%

268

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AMG Managers Fairpointe Mid Cap Fund - Class N													
	2017	1,477	$22.53	to	$25.27	$34,886	—	0.00%	to	1.50%	9.85%	to	11.52%
	2016	1,865	$16.89	to	$22.66	$38,429	0.33%	0.00%	to	1.50%	22.17%	to	24.10%
	2015	2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
	2014	2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
	2013	1,924	$14.21	to	$18.57	$33,435	—	0.00%	to	1.50%	42.35%	to	44.51%
Ariel Appreciation Fund - Investor Class													
	2017	19	$23.40	to	$28.04	$529	0.82%	0.60%	to	1.90%	12.93%	to	14.40%
	2016	21	$20.72	to	$24.51	$506	0.61%	0.60%	to	1.90%	10.57%	to	12.02%
	2015	26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%
	2014	30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
	2013	35	$19.20	to	$21.84	$740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
Ariel Fund - Investor Class													
	2017	432	$22.81	to	$38.75	$11,013	0.67%	0.00%	to	1.90%	13.71%	to	15.90%
	2016	514	$19.98	to	$33.54	$11,259	0.27%	0.00%	to	1.90%	13.39%	to	15.54%
	2015	614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
	2014	590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
	2013	571	$17.00	to	$27.52	$10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
Artisan International Fund - Investor Shares													
	2017	1,026	$11.78	to	$21.22	$13,001	0.73%	0.00%	to	1.50%	29.03%	to	30.99%
	2016	1,131	$9.13	to	$16.12	$11,019	1.04%	0.00%	to	1.50%	-11.01%	to	-9.65%
	2015	1,338	$10.26	to	$18.07	$14,558	0.47%	0.00%	to	1.50%	-5.26%	to	-3.85%
	2014	1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
	2013	885	$11.10	to	$19.92	$10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
BlackRock Equity Dividend Fund - Investor A Shares													
	2017	37	$22.49	to	$25.43	$920	1.21%	0.10%	to	1.65%	14.56%	to	16.33%
	2016	64	$19.64	to	$21.86	$1,363	1.80%	0.10%	to	1.65%	14.12%	to	15.91%
	2015	69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
	2014	92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%
	2013	84	$16.38	to	$17.40	$1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2017		300	$11.54	to	$12.44	$3,677	0.06%	0.05%	to	1.40%	23.42%	to	24.26%
2016		124	$9.35	to	$10.05	$1,228	—	0.10%	to	1.40%	-7.06%	to	-5.81%
2015	12/07/2015	17	$10.07	to	$10.15	$171	(c)	0.10%	to	1.25%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2017		1,777	$11.42	to	$11.89	$20,564	—	0.00%	to	1.50%	22.93%	to	24.76%
2016		1,320	$9.29	to	$9.53	$12,358	—	0.00%	to	1.50%	-7.47%	to	-6.02%
2015	05/05/2015	1,241	$10.04	to	$10.14	$12,497	(c)	0.00%	to	1.50%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock Mid Cap Dividend Fund - Institutional Shares													
2017		17	$12.24	to	$12.74	$213	1.60%	0.30%	to	1.40%	7.36%	to	8.52%
2016		12	$11.40	to	$11.74	$136	0.78%	0.30%	to	1.40%	21.02%	to	22.42%
2015		7	$9.42	to	$9.59	$66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
2014	08/05/2014	2	$10.24	to	$10.30	$21	(b)	0.40%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
BlackRock Mid Cap Dividend Fund - Investor A Shares													
2017		500	$27.66	to	$31.22	$14,540	1.15%	0.10%	to	1.50%	6.96%	to	8.44%
2016		570	$25.76	to	$28.79	$15,474	0.45%	0.10%	to	1.55%	20.43%	to	22.20%
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
2013		696	$22.33	to	$23.94	$16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
Bond Fund of America[SM] - Class R-4													
2017		857	$11.59	to	$13.39	$10,477	1.86%	0.00%	to	1.50%	1.67%	to	3.16%
2016		850	$11.40	to	$12.98	$10,133	1.73%	0.00%	to	1.50%	1.24%	to	2.77%
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%
2013		819	$10.97	to	$11.94	$9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Calvert VP SRI Balanced Portfolio										
2017		1,449	$15.54 to	$51.61	$49,710	1.98%	0.00% to	1.50%	10.34% to	11.95%
2016		1,628	$14.00 to	$46.46	$49,756	1.83%	0.00% to	1.50%	6.22% to	7.88%
2015		1,695	$13.10 to	$43.45	$49,166	0.12%	0.00% to	1.50%	-3.67% to	-2.17%
2014		1,780	$13.52 to	$44.87	$53,491	1.54%	0.00% to	1.50%	7.95% to	9.60%
2013		1,917	$12.44 to	$41.44	$52,700	1.06%	0.00% to	1.50%	16.21% to	18.04%
Capital Income Builder® - Class R-4										
2017		390	$10.98 to	$11.43	$4,337	3.57%	0.00% to	1.50%	12.38% to	14.19%
2016		291	$9.77 to	$10.01	$2,866	3.91%	0.00% to	1.50%	5.28% to	6.53%
2015	05/21/2015	35	$9.28 to	$9.34	$330	(c)	0.40% to	1.50%		(c)
2014		(c)	(c)		(c)	(c)	(c)			(c)
2013		(c)	(c)		(c)	(c)	(c)			(c)
Capital World Growth & Income Fund[SM] - Class R-3										
2017		27	$22.58 to	$25.16	$670	1.59%	0.00% to	1.25%	22.72% to	24.31%
2016		39	$18.40 to	$20.24	$770	2.06%	0.00% to	1.25%	4.84% to	6.14%
2015		46	$17.55 to	$19.07	$850	2.09%	0.00% to	1.25%	-3.68% to	-2.51%
2014		41	$18.22 to	$19.56	$775	2.05%	0.00% to	1.25%	2.36% to	3.66%
2013		37	$17.80 to	$18.87	$685	2.17%	0.00% to	1.25%	22.93% to	24.55%
Cohen & Steers Realty Shares, Inc.										
2017		551	$15.91 to	$17.58	$9,057	2.60%	0.00% to	1.50%	5.50% to	7.06%
2016		586	$15.08 to	$16.42	$9,073	3.02%	0.00% to	1.50%	4.00% to	5.59%
2015		539	$14.50 to	$15.55	$7,976	2.74%	0.00% to	1.50%	3.48% to	5.00%
2014		469	$14.01 to	$14.81	$6,678	2.44%	0.00% to	1.50%	28.18% to	30.26%
2013		220	$10.93 to	$11.37	$2,434	2.76%	0.00% to	1.50%	1.58% to	3.08%
Columbia[SM] Acorn® Fund - Class A										
2017		3	$23.55 to	$24.80	$63	—	0.80% to	1.45%	23.94%	
2016		2	$19.46 to	$20.01	$43	—	0.80% to	1.20%	9.06% to	9.17%
2015		3	$18.11 to	$18.33	$47	—	0.80% to	1.00%	-2.84% to	-2.66%
2014		5	$18.64 to	$18.92	$100	—	0.70% to	1.00%	-0.48% to	-0.26%
2013		5	$18.40 to	$18.88	$103	—	0.80% to	1.45%	28.67% to	29.39%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Class Z													
2017		—	$21.02			$3	—	0.80%			24.23%		
2016		—	$16.92			$1	(f)	0.80%			(f)		
2015		—	$14.93			$7	—	1.25%			-2.74%		
2014		4	$15.35			$58	—	1.25%			-0.45%		
2013		4	$15.42			$54	—	1.25%			29.25%		
Columbia Mid Cap Value Fund - Class A													
2017		472	$17.65	to	$20.40	$9,051	0.93%	0.05%	to	1.60%	11.50%	to	13.05%
2016		513	$15.83	to	$18.02	$8,702	0.72%	0.10%	to	1.60%	12.19%	to	13.83%
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
2013		419	$13.72	to	$14.89	$5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
Columbia Mid Cap Value Fund - Class Z													
2017		—	$19.54			$2	1.20%	0.80%			12.69%		
2016		—	$17.34			$2	0.98%	0.80%			13.33%		
2015		—	$15.30			$2	—	0.80%			-5.73%		
2014		—	$16.23			$2	—	0.80%			11.47%		
2013		—	$14.56			$2	—	0.80%			34.32%		
CRM Mid Cap Value Fund - Investor Shares													
2017		12	$26.41	to	$28.18	$351	1.24%	0.70%	to	1.45%	17.33%	to	18.25%
2016		13	$22.33	to	$23.83	$298	0.01%	0.70%	to	1.55%	14.22%	to	15.18%
2015		15	$19.55	to	$21.11	$306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%
2013		15	$19.53	to	$20.60	$313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
Davis Financial Fund - Class Y													
2017		3	$14.19	to	$15.51	$50	0.55%	0.30%	to	1.20%	18.24%	to	18.70%
2016		4	$12.06	to	$12.14	$50	1.55%	0.75%	to	1.05%	14.08%	to	14.42%
2015		—	$10.57	to	$10.61	$1	—	0.75%	to	1.05%	0.86%	to	1.14%
2014	08/28/2014	—	$10.48			—	(b)	0.95%			(b)		
2013		(b)	(b)			(b)	(b)	(b)			(b)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Smid Cap Growth Fund - Institutional Class													
2017		714	$13.12			$9,364	—	—			35.40%		
2016		475	$9.69			$4,601	0.04%	—			-4.06%		
2015	07/14/2015	140	$10.10			$1,410	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
Delaware Small Cap Value Fund - Class A													
2017		238	$16.32	to	$17.51	$4,020	0.48%	0.00%	to	1.50%	10.04%	to	11.40%
2016		176	$14.84	to	$15.53	$2,668	0.72%	0.25%	to	1.50%	29.17%	to	30.72%
2015		85	$11.52	to	$11.88	$989	0.71%	0.25%	to	1.40%	-7.77%	to	-6.68%
2014		55	$12.49	to	$12.73	$692	0.50%	0.25%	to	1.40%	4.07%	to	5.12%
2013	05/10/2013	9	$12.03	to	$12.11	$109	(a)	0.25%	to	1.25%		(a)	
Deutsche Small Cap Growth Fund - Class S													
2017		2	$13.56	to	$14.06	$31	—	0.40%	to	1.40%	19.37%	to	20.58%
2016		1	$11.36	to	$11.66	$15	—	0.40%	to	1.40%	7.37%	to	8.36%
2015		3	$10.58	to	$10.76	$27	—	0.40%	to	1.40%	-3.64%	to	-2.62%
2014	08/15/2014	2	$10.98	to	$11.00	$24	(b)	1.05%	to	1.40%		(b)	
2013		(b)	(b)			(b)	(b)	(b)			(b)		
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2017		63	$10.58			$670	2.58%	—			3.22%		
2016		51	$10.25			$525	2.54%	—			4.70%		
2015	07/16/2015	3	$9.79			$34	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
Emerging Markets Core Equity Portfolio - Institutional Class													
2017		138	$12.66			$1,752	2.38%	—			36.57%		
2016		78	$9.27			$723	2.23%	—			12.36%		
2015	07/06/2015	23	$8.25			$186	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
U.S. Targeted Value Portfolio - Institutional Class													
2017		1,075	$12.55			$13,492	1.25%	—			9.61%		
2016		783	$11.45			$8,970	1.14%	—			26.80%		
2015	07/14/2015	267	$9.03			$2,412	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
Dodge & Cox International Stock Fund													
2017		9	$15.65	to	$17.56	$154	1.68%	0.50%	to	1.95%	21.58%	to	23.31%
2016		14	$12.88	to	$14.23	$191	1.57%	0.50%	to	1.95%	6.18%	to	7.72%
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
2013		26	$14.22	to	$15.05	$380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
Dodge & Cox Stock Fund													
2017		6	$25.16	to	$26.90	$159	1.63%	1.00%	to	1.85%	16.48%	to	17.11%
2016		13	$21.51	to	$23.77	$300	1.46%	0.50%	to	1.95%	18.97%	to	20.66%
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%
2013		7	$17.93	to	$18.87	$128	1.28%	0.50%	to	1.80%		38.03%	
Deutsche Equity 500 Index Fund - Class S													
2017		24	$30.42			$737	1.83%	1.00%			20.19%		
2016		30	$25.31			$760	1.89%	1.00%			10.48%		
2015		34	$22.91			$783	1.57%	1.00%			0.09%		
2014		33	$22.89			$746	1.83%	1.00%			12.15%		
2013		33	$20.41			$676	1.89%	1.00%			30.67%		
Eaton Vance Large-Cap Value Fund - Class R													
2017		—	$24.55	to	$25.63	$2	1.00%	0.20%	to	0.70%	13.71%	to	14.27%
2016		—	$21.59	to	$22.43	$2	1.23%	0.20%	to	0.70%	8.49%	to	9.04%
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
2013		7	$18.18	to	$18.91	$131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
EuroPacific Growth Fund® - Class R-3													
2017		176	$22.50	to	$27.92	$4,540	0.56%	0.00%	to	1.55%	28.34%	to	30.35%
2016		258	$17.54	to	$21.42	$5,138	0.86%	0.00%	to	1.55%	-1.13%	to	0.37%
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
2013		410	$19.07	to	$22.23	$8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
EuroPacific Growth Fund® - Class R-4													
2017		14,398	$11.88	to	$28.80	$348,913	0.95%	0.00%	to	1.50%	28.75%	to	30.77%
2016		14,233	$10.04	to	$22.03	$268,183	1.23%	0.00%	to	1.50%	-0.82%	to	0.69%
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
2013		15,518	$10.61	to	$22.67	$314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
Federated International Leaders Fund - Institutional Shares													
2017	10/04/2017	—	$13.26			—	(e)	0.75%			(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
Fidelity Advisor® New Insights Fund - Class I													
2017		125	$14.61	to	$28.11	$2,322	0.32%	0.40%	to	1.85%	26.04%	to	27.83%
2016		93	$11.55	to	$21.99	$1,447	0.45%	0.40%	to	1.85%	4.70%	to	6.18%
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%
2013		40	$17.49	to	$18.58	$729	—	0.40%	to	1.95%	30.13%	to	32.15%
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2017		7,027	$15.98	to	$54.73	$276,235	1.67%	0.00%	to	1.95%	10.73%	to	12.89%
2016		7,659	$14.29	to	$49.04	$269,002	2.22%	0.00%	to	1.95%	15.69%	to	18.06%
2015		8,455	$12.21	to	$42.03	$253,886	3.09%	0.00%	to	1.95%	-5.81%	to	-3.96%
2014		9,616	$12.83	to	$44.27	$301,864	2.80%	0.00%	to	1.95%	6.58%	to	8.75%
2013		10,575	$11.91	to	$41.19	$306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class													
	2017	8,634	$19.28	to	$63.97	$345,776	0.22%	0.00%	to	1.75%	32.78%	to	35.13%
	2016	8,741	$14.40	to	$47.89	$262,156	0.04%	0.00%	to	1.75%	-0.99%	to	0.85%
	2015	9,542	$14.41	to	$48.06	$287,422	0.26%	0.00%	to	1.75%	5.31%	to	7.16%
	2014	10,303	$13.57	to	$45.36	$292,498	0.19%	0.00%	to	1.75%	9.42%	to	11.34%
	2013	10,711	$12.30	to	$41.23	$275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
Fidelity® VIP High Income Portfolio - Initial Class													
	2017	512	$17.04	to	$17.90	$8,724	4.74%	0.95%	to	1.50%	5.36%	to	5.70%
	2016	699	$16.13	to	$16.99	$11,293	5.31%	0.85%	to	1.50%	12.89%	to	13.67%
	2015	732	$14.24	to	$15.05	$10,441	6.54%	0.85%	to	1.50%	-5.05%	to	-4.81%
	2014	812	$14.94	to	$15.85	$12,151	6.10%	0.95%	to	1.50%	-0.38%	to	0.20%
	2013	759	$14.91	to	$15.91	$11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
Fidelity® VIP Overseas Portfolio - Initial Class													
	2017	1,508	$11.18	to	$31.90	$33,166	1.49%	0.00%	to	1.50%	28.35%	to	30.24%
	2016	1,498	$8.66	to	$24.48	$25,749	1.37%	0.00%	to	1.50%	-6.49%	to	-5.00%
	2015	1,654	$9.20	to	$25.79	$30,265	1.41%	0.00%	to	1.50%	2.09%	to	3.62%
	2014	1,667	$8.96	to	$24.80	$29,883	1.30%	0.00%	to	1.50%	-9.46%	to	-8.07%
	2013	1,864	$9.83	to	$27.07	$36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
	2017	24,071	$18.33	to	$80.79	$1,337,984	1.00%	0.00%	to	1.95%	19.53%	to	21.89%
	2016	26,164	$15.17	to	$66.29	$1,197,401	0.78%	0.00%	to	1.95%	5.90%	to	8.02%
	2015	28,502	$14.17	to	$61.37	$1,229,525	1.03%	0.00%	to	1.95%	-1.28%	to	0.68%
	2014	32,591	$14.21	to	$60.97	$1,379,550	0.95%	0.00%	to	1.95%	9.83%	to	12.30%
	2013	34,517	$12.81	to	$54.32	$1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
Fidelity® VIP Index 500 Portfolio - Initial Class													
	2017	4,314	$58.80	to	$59.34	$253,980	1.85%	0.75%	to	1.20%	20.27%	to	20.71%
	2016	4,073	$48.89	to	$49.16	$199,247	1.49%	0.85%	to	1.20%	10.51%	to	10.92%
	2015	3,999	$44.24	to	$44.32	$176,926	2.04%	0.85%	to	1.20%		0.14%	
	2014	3,986	$44.11	to	$44.18	$176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
	2013	3,904	$39.21	to	$39.37	$153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2017		—		$22.10		$4	0.54%		1.25%			19.27%	
2016		—	$18.52	to	$19.00	$8	0.70%	1.00%	to	1.25%		10.83%	
2015		—		$16.71		$3	(f)		1.25%			(f)	
2014		1,283		$22.96		$29,464	0.26%		—			6.30%	
2013		1,290		$21.60		$27,855	0.52%		—			36.19%	
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2017		482	$33.95	to	$33.97	$16,375	1.73%	0.95%	to	1.20%	12.75%	to	12.82%
2016		652	$30.11	to	$30.27	$19,664	1.42%	0.85%	to	1.20%	1.83%	to	2.19%
2015		723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%		-1.04%	
2014		759	$29.83	to	$29.88	$22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
2013		814	$28.46	to	$28.57	$23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
Franklin Mutual Global Discovery Fund - Class R													
2017		66	$15.65	to	$29.37	$1,799	2.01%	0.20%	to	1.55%	7.65%	to	9.06%
2016		66	$14.25	to	$26.92	$1,664	1.74%	0.20%	to	1.55%	10.56%	to	12.03%
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
2014		108	$13.50	to	$25.31	$2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
2013		113	$13.03	to	$24.06	$2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
Franklin Biotechnology Discovery Fund - Advisor Class													
2017		24	$10.90	to	$14.45	$320	—	0.40%	to	1.40%	17.46%	to	18.63%
2016		20	$9.28	to	$12.39	$232	1.29%	0.30%	to	1.40%	-18.09%	to	-17.25%
2015		21	$11.38	to	$14.85	$304	—	0.40%	to	1.25%	4.46%	to	5.32%
2014	09/10/2014	7	$10.88	to	$14.12	$97	(b)	0.95%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Franklin Natural Resources Fund - Advisor Class													
2017		4	$6.87	to	$7.08	$30	1.43%	0.55%	to	1.40%	-0.87%	to	-0.28%
2016		5	$6.93	to	$7.13	$35	1.82%	0.30%	to	1.40%	33.01%	to	33.90%
2015		1	$5.21	to	$5.25	$5	—	0.85%	to	1.40%	-28.63%	to	-28.28%
2014	08/27/2014	—	$7.30	to	$7.31	$3	(b)	1.15%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	

277

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small-Mid Cap Growth Fund - Class A													
2017		12	$24.62	to	$29.29	$335	—	0.20%	to	1.45%	19.81%	to	21.28%
2016		12	$20.55	to	$24.15	$260	—	0.20%	to	1.45%	2.80%	to	4.09%
2015		13	$19.99	to	$23.20	$287	—	0.20%	to	1.45%	-3.38%	to	-2.15%
2014		14	$20.69	to	$23.71	$306	—	0.20%	to	1.45%	5.99%	to	7.29%
2013		36	$18.95	to	$22.10	$759	—	0.20%	to	1.75%	36.60%	to	38.30%
Franklin Small Cap Value VIP Fund - Class 2													
2017		3,371	$20.20	to	$44.07	$126,589	0.50%	0.00%	to	1.75%	8.77%	to	10.66%
2016		3,767	$18.42	to	$39.83	$128,525	0.77%	0.00%	to	1.75%	27.90%	to	30.21%
2015		3,901	$14.28	to	$30.59	$103,364	0.65%	0.00%	to	1.75%	-8.97%	to	-7.37%
2014		4,562	$15.55	to	$33.03	$132,108	0.62%	0.00%	to	1.75%	-1.18%	to	0.87%
2013		4,953	$15.61	to	$32.84	$144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
Goldman Sachs Growth Opportunities Fund - Class IR													
2017		4	$13.17	to	$13.66	$54	—	0.40%	to	1.40%	25.50%	to	26.60%
2016		1	$10.55	to	$10.79	$14	—	0.40%	to	1.25%	0.09%	to	1.03%
2015		1	$10.54	to	$10.68	$9	—	0.40%	to	1.25%	-6.56%	to	-5.82%
2014	08/27/2014	—	$11.28	to	$11.29	$3	(b)	1.10%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Growth Fund of America® - Class R-3													
2017		418	$22.81	to	$32.74	$11,915	0.14%	0.00%	to	1.55%	23.78%	to	25.73%
2016		523	$18.33	to	$26.04	$12,049	0.22%	0.00%	to	1.55%	6.44%	to	8.09%
2015		632	$17.12	to	$24.09	$13,745	0.23%	0.00%	to	1.55%	3.41%	to	5.06%
2014		794	$16.46	to	$22.93	$16,720	0.03%	0.00%	to	1.55%	7.31%	to	8.93%
2013		819	$15.26	to	$21.05	$15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
Growth Fund of America® - Class R-4													
2017		15,034	$11.61	to	$34.06	$445,366	0.47%	0.00%	to	1.50%	24.22%	to	26.10%
2016		15,504	$15.94	to	$27.01	$368,594	0.55%	0.00%	to	1.50%	6.84%	to	8.43%
2015		16,703	$14.83	to	$24.91	$370,151	0.57%	0.00%	to	1.50%	3.77%	to	5.40%
2014		17,901	$14.21	to	$23.65	$380,060	0.33%	0.00%	to	1.50%	7.64%	to	9.61%
2013		18,546	$13.12	to	$21.64	$363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4													
2017		—	$21.75			—	0.48%	0.65%			20.43%		
2016		—	$18.06			—	0.19%	0.65%			3.44%		
2015		—	$17.46			—	—	0.65%			0.69%		
2014		—	$17.34			—	—	0.65%			6.64%		
2013		—	$16.26			—	—	0.65%			40.78%		
The Hartford Dividend And Growth Fund - Class R4													
2017		—	$23.69			$7	1.35%	0.65%			16.99%		
2016		—	$20.25			$6	1.42%	0.65%			13.51%		
2015		—	$17.84			$5	—	0.65%			-2.14%		
2014		—	$18.23			$5	—	0.65%			11.64%		
2013		—	$16.33			$4	3.02%	0.65%			30.12%		
The Hartford International Opportunities Fund - Class R4													
2017		106	$12.64	to	$12.87	$1,350	2.17%	0.25%	to	1.50%	22.36%	to	23.82%
2016	06/16/2016	15	$10.33	to	$10.39	$157	(d)	0.40%	to	1.50%		(d)	
2015		(d)	(d)			(d)	(d)	(d)				(d)	
2014		(d)	(d)			(d)	(d)	(d)				(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
Income Fund of America® - Class R-3													
2017		56	$20.45	to	$24.67	$1,305	2.58%	0.20%	to	1.55%	11.20%	to	12.70%
2016		61	$18.39	to	$21.89	$1,273	2.47%	0.20%	to	1.55%	8.50%	to	9.94%
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
2013		131	$16.49	to	$19.23	$2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
Ivy Science and Technology Fund - Class Y													
2017		719	$13.53	to	$14.24	$9,902	—	0.05%	to	1.50%	30.85%	to	32.46%
2016		291	$10.34	to	$10.73	$3,046	—	0.10%	to	1.50%	0.19%	to	1.61%
2015		180	$10.33	to	$10.56	$1,869	—	0.10%	to	1.40%	-4.53%	to	-3.21%
2014	08/15/2014	3	$10.84	to	$10.85	$31	(b)	0.95%	to	1.15%		(b)	
2013		(b)	(b)			(b)	(b)	(b)				(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Henderson Balanced Portfolio - Institutional Shares													
	2017	3	$40.21	to	$61.13	$151	1.63%	0.50%	to	1.40%	16.80%	to	17.86%
	2016	3	$34.19	to	$52.26	$127	2.10%	0.50%	to	1.40%	3.16%	to	4.07%
	2015	3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%
	2014	3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
	2013	3	$30.58	to	$47.51	$153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
Janus Henderson Enterprise Portfolio - Institutional Shares													
	2017	4	$47.53	to	$74.05	$301	0.63%	0.50%	to	1.25%	25.85%	to	26.79%
	2016	4	$37.56	to	$58.85	$238	0.72%	0.45%	to	1.25%	10.97%	to	11.85%
	2015	5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
	2014	6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
	2013	7	$29.17	to	$46.45	$326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
Janus Henderson Flexible Bond Portfolio - Institutional Shares													
	2017	1	$24.71	to	$33.01	$16	2.95%	0.50%	to	1.25%	2.36%	to	3.11%
	2016	—	$24.04	to	$32.26	$14	1.59%	0.50%	to	1.25%	1.19%	to	1.97%
	2015	1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
	2014	1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
	2013	1	$21.24	to	$31.08	$38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
Janus Henderson Global Research Portfolio - Institutional Shares													
	2017	2	$20.42	to	$38.32	$73	0.84%	0.50%	to	1.25%	25.43%	to	26.41%
	2016	2	$16.19	to	$30.54	$58	0.94%	0.45%	to	1.25%	0.79%	to	1.62%
	2015	3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
	2014	4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
	2013	6	$15.43	to	$29.59	$161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
Janus Henderson Research Portfolio - Institutional Shares													
	2017	2	$19.13	to	$42.99	$68	0.41%	0.50%	to	1.25%	26.29%	to	27.25%
	2016	2	$15.09	to	$34.04	$52	0.41%	0.50%	to	1.25%		-0.76%	
	2015	3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
	2014	3	$14.52	to	$35.95	$82	—	0.50%	to	1.25%	11.61%	to	12.40%
	2013	3	$12.96	to	$32.19	$78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Equity Income Fund - Select Class													
2017		92	$11.26	to	$14.47	$1,259	1.72%	0.30%	to	1.40%	15.93%	to	17.17%
2016		60	$11.99	to	$12.35	$724	2.03%	0.30%	to	1.40%	13.30%	to	14.56%
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%
2014	08/11/2014	6	$11.00	to	$11.03	$68	(b)	0.95%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
JPMorgan Government Bond Fund - Select Class													
2017		64	$10.04	to	$10.25	$653	2.90%	0.75%	to	0.95%		1.49%	
2016		93		$10.10		$942	2.88%		0.85%			0.60%	
2015		96		$10.04		$962	1.87%		0.85%			0.20%	
2014		42		$10.02		$426	1.50%		0.95%			4.59%	
2013		25		$9.58		$242	5.56%		0.95%			-4.58%	
Lazard International Equity Portfolio - Open Shares													
2017		77	$11.55	to	$11.86	$902	1.56%	0.30%	to	1.25%	21.04%	to	22.14%
2016	05/25/2016	29	$9.65	to	$9.77	$278	(d)	0.30%	to	1.25%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
ClearBridge Aggressive Growth Fund - Class I													
2017		48	$12.37	to	$12.90	$601	0.52%	0.05%	to	1.25%	13.28%	to	14.29%
2016		40	$10.92	to	$11.26	$440	0.60%	0.10%	to	1.25%	4.70%	to	5.93%
2015		34	$10.43	to	$10.63	$356	—	0.10%	to	1.25%	-5.35%	to	-4.23%
2014	08/15/2014	9	$11.02	to	$11.10	$96	(b)	0.10%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
LKCM Aquinas Catholic Equity Fund													
2017		46	$12.33	to	$12.39	$569	0.28%	0.90%	to	1.25%	19.36%	to	19.71%
2016	07/29/2016	42	$10.33	to	$10.35	$433	(d)	0.90%	to	1.25%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class													
2017		648	$21.68	to	$25.05	$14,804	—	0.00%	to	1.50%	8.13%	to	9.77%
2016		727	$20.04	to	$22.82	$15,278	0.15%	0.00%	to	1.50%	24.24%	to	26.15%
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
2013		921	$16.41	to	$17.86	$15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2017		43	$9.88	to	$9.89	$429	1.63%	0.95%	to	1.20%		-0.10%	
2016		118	$9.89	to	$9.98	$1,170	2.03%	0.85%	to	1.20%	-0.30%	to	0.10%
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
2014	05/19/2014	37	$9.99	to	$10.01	$373	(b)	0.95%	to	1.20%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Loomis Sayles Value Fund - Class Y													
2017		2	$12.75	to	$13.03	$30	1.89%	0.65%	to	1.25%	13.33%	to	14.00%
2016		2	$11.25	to	$11.43	$25	2.70%	0.65%	to	1.25%	10.19%	to	10.86%
2015		1	$10.21	to	$10.31	$10	—	0.65%	to	1.25%	-5.38%	to	-4.80%
2014	09/29/2014	—		$10.81		—	(b)		0.95%			(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Lord Abbett Developing Growth Fund - Class A													
2017		4	$26.30	to	$29.26	$115	—	0.20%	to	1.55%	27.91%	to	29.66%
2016		9	$20.56	to	$22.56	$195	—	0.20%	to	1.55%	-4.19%	to	-2.93%
2015		12	$21.46	to	$23.24	$277	—	0.20%	to	1.55%	-10.28%	to	-9.08%
2014		11	$23.92	to	$25.56	$274	—	0.20%	to	1.55%	1.97%	to	3.06%
2013		11	$23.49	to	$24.80	$259	—	0.20%	to	1.60%	54.74%	to	56.86%
Lord Abbett Core Fixed Income Fund - Class A													
2017		2	$11.16	to	$11.38	$24	2.37%	1.20%	to	1.45%	1.73%	to	2.06%
2016		2	$10.97	to	$11.15	$24	2.90%	1.20%	to	1.45%	1.29%	to	1.37%
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
2013		4	$10.56	to	$10.78	$46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Short Duration Income Fund - Class R4													
2017		387	$10.16	to	$10.37	$3,967	3.76%	0.25%	to	1.50%	0.99%	to	2.27%
2016	05/09/2016	256	$10.06	to	$10.14	$2,586	(d)	0.25%	to	1.50%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Lord Abbett Mid Cap Stock Fund - Class A													
2017		36	$21.47	to	$28.34	$936	0.90%	0.20%	to	1.75%	5.19%	to	6.82%
2016		36	$20.42	to	$26.75	$898	0.61%	0.20%	to	1.75%	14.70%	to	16.38%
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
2013		50	$17.14	to	$21.96	$997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
Lord Abbett Small Cap Value Fund - Class A													
2017		30	$29.49	to	$34.13	$981	—	0.55%	to	1.60%	4.65%	to	5.73%
2016		40	$28.19	to	$32.28	$1,242	—	0.55%	to	1.60%	18.54%	to	19.82%
2015		45	$23.78	to	$26.94	$1,178	—	0.55%	to	1.60%	-2.74%	to	-1.71%
2014		47	$24.45	to	$27.41	$1,254	—	0.55%	to	1.60%	0.29%	to	1.33%
2013		55	$24.38	to	$27.05	$1,450	—	0.55%	to	1.60%	31.57%	to	32.92%
Lord Abbett Fundamental Equity Fund - Class A													
2017		9	$21.64	to	$22.87	$200	1.18%	0.80%	to	1.50%	11.82%	to	12.05%
2016		11	$19.38	to	$20.69	$213	1.19%	0.60%	to	1.55%	14.00%	to	15.07%
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
2013		15	$16.90	to	$17.85	$264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2017		3,241	$16.03	to	$30.66	$83,700	0.56%	0.10%	to	1.50%	5.25%	to	6.73%
2016		3,962	$15.14	to	$29.03	$96,369	0.49%	0.10%	to	1.50%	14.66%	to	16.30%
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
2013		5,161	$12.46	to	$24.10	$104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MainStay Large Cap Growth Fund - Class R3													
2017		—		$28.04		$2	—		—			31.71%	
2016		—		$21.29		$2	—		—			-2.92%	
2015		—		$21.93		$2	—		—			5.58%	
2014		—		$20.77		$2	—		—			9.89%	
2013		34		$18.90		$637	—		—			35.97%	
Massachusetts Investors Growth Stock Fund - Class A													
2017		3	$25.19	to	$28.35	$73	0.72%	0.75%	to	1.60%	26.65%	to	27.70%
2016		4	$19.89	to	$22.48	$97	0.67%	0.65%	to	1.60%	4.46%	to	5.44%
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
2013		34	$17.90	to	$20.16	$660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
Metropolitan West Total Return Bond Fund - Class I													
2017		1,580		$10.48		$16,550	2.15%		—			3.46%	
2016		1,041		$10.13		$10,546	1.90%		—			2.53%	
2015	07/14/2015	368		$9.88		$3,636	(c)		—			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Metropolitan West Total Return Bond Fund - Class M													
2017		2,014	$10.19	to	$10.92	$21,142	1.88%	0.00%	to	1.50%	1.59%	to	3.02%
2016		1,738	$10.03	to	$10.60	$17,807	1.64%	0.00%	to	1.50%	0.80%	to	2.32%
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%		-1.58%	
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
2013	05/15/2013	358	$9.71	to	$9.77	$3,490	(a)	0.30%	to	1.25%		(a)	
MFS® New Discovery Fund - Class R3													
2017		8	$13.53	to	$13.83	$107	—	0.80%	to	1.40%	24.43%	to	24.82%
2016		5	$10.93	to	$11.02	$50	—	0.95%	to	1.25%	7.26%	to	7.62%
2015		4	$10.19	to	$10.24	$38	—	0.95%	to	1.25%	-3.32%	to	-3.12%
2014	08/13/2014	—	$10.55	to	$10.57	$1	(b)	0.95%	to	1.20%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MFS® International Value Fund - Class R3													
2017		47	$13.13	to	$13.67	$621	1.92%	0.30%	to	1.40%	25.05%	to	25.59%
2016		28	$10.50	to	$10.65	$294	2.32%	0.85%	to	1.40%	2.54%	to	3.00%
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
2014	08/15/2014	1	$9.77	to	$9.78	$13	(b)	0.95%	to	1.20%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Neuberger Berman Genesis Fund - Trust Class													
2017		13	$22.18	to	$24.51	$315	0.08%	0.35%	to	1.70%	13.57%	to	15.07%
2016		31	$19.53	to	$21.30	$640	0.06%	0.35%	to	1.70%	16.04%	to	17.68%
2015		29	$16.83	to	$18.10	$509	—	0.35%	to	1.70%	-1.52%	to	-0.22%
2014		27	$17.09	to	$18.14	$473	—	0.35%	to	1.70%	-1.23%	to	-0.66%
2013		11	$17.41	to	$18.26	$198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
Neuberger Berman Socially Responsive Fund - Institutional Class													
2017		184		$13.32		$2,449	0.99%		—			18.72%	
2016		121		$11.22		$1,355	1.25%		—			10.32%	
2015	07/15/2015	38		$10.17		$385	(c)		—			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Neuberger Berman Socially Responsive Fund - Trust Class													
2017		654	$19.04	to	$23.23	$13,921	0.45%	0.00%	to	1.60%	16.55%	to	18.40%
2016		677	$16.23	to	$19.67	$12,306	1.11%	0.00%	to	1.60%	8.16%	to	9.89%
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
2013		930	$13.84	to	$16.45	$14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
New Perspective Fund® - Class R-3													
2017		67	$27.14	to	$32.29	$2,010	0.12%	0.00%	to	1.25%	26.88%	to	28.44%
2016		73	$21.39	to	$25.14	$1,718	0.43%	0.00%	to	1.25%	0.23%	to	1.49%
2015		88	$20.96	to	$24.77	$2,071	0.33%	0.00%	to	1.40%	3.56%	to	5.05%
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
2013		110	$19.96	to	$22.93	$2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
New Perspective Fund® - Class R-4													
2017		6,826	$11.69	to	$34.25	$189,193	0.46%	0.00%	to	1.50%	26.88%	to	28.87%
2016		5,720	$13.83	to	$26.59	$135,484	0.81%	0.00%	to	1.50%	0.32%	to	1.84%
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%
2013		5,241	$12.84	to	$24.03	$114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
New World Fund® - Class R-4													
2017		86	$11.75	to	$12.32	$1,038	1.51%	0.05%	to	1.40%	30.78%	to	31.88%
2016		35	$8.98	to	$9.30	$324	1.37%	0.10%	to	1.40%	2.39%	to	3.79%
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%
2014	08/13/2014	3	$9.46	to	$9.53	$27	(b)	0.10%	to	1.25%		(b)	
2013		(b)	(b)			(b)	(b)	(b)				(b)	
Nuveen Global Infrastructure Fund - Class I													
2017		175	$12.14	to	$12.23	$2,125	2.67%	0.95%	to	1.20%	18.21%	to	18.39%
2016		179	$10.27	to	$10.33	$1,841	4.47%	1.00%	to	1.20%	6.54%	to	6.83%
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
2014	05/15/2014	115	$10.45	to	$10.46	$1,197	(b)	1.00%	to	1.20%		(b)	
2013		(b)	(b)			(b)	(b)	(b)				(b)	
Oppenheimer Capital Appreciation Fund - Class A													
2017		3	$20.32	to	$21.33	$74	0.01%	0.85%	to	1.20%	25.05%	to	25.47%
2016		4	$16.25	to	$17.00	$64	0.07%	0.85%	to	1.20%	-3.50%	to	-3.19%
2015		5	$16.84	to	$17.56	$85	—	0.85%	to	1.20%	2.00%	to	2.33%
2014		6	$16.51	to	$17.35	$104	—	0.75%	to	1.20%	13.63%	to	14.22%
2013		7	$14.53	to	$15.42	$106	—	0.60%	to	1.20%	27.79%	to	28.50%
Oppenheimer Developing Markets Fund - Class A													
2017		4,354	$12.01	to	$109.12	$268,701	0.34%	0.00%	to	1.75%	32.45%	to	34.81%
2016		3,352	$10.31	to	$80.96	$197,196	0.23%	0.00%	to	1.75%	5.05%	to	6.94%
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
2013		4,033	$12.12	to	$92.59	$280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class Y													
2017		3,726	$13.20	to	$14.11	$51,340	0.67%	0.00%	to	1.25%	33.47%	to	35.15%
2016		3,464	$9.89	to	$10.44	$35,494	0.53%	0.00%	to	1.25%	5.78%	to	7.08%
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%
2013		3,321	$11.78	to	$11.85	$39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
Oppenheimer Gold & Special Minerals Fund - Class A													
2017		8	$6.12	to	$6.92	$52	3.12%	0.20%	to	1.75%	15.04%	to	16.89%
2016		7	$5.32	to	$5.92	$38	8.12%	0.20%	to	1.75%	46.67%	to	48.37%
2015		6	$3.66	to	$3.99	$24	—	0.20%	to	1.65%	-24.09%	to	-23.27%
2014		4	$4.82	to	$5.20	$21	—	0.20%	to	1.75%	-16.75%	to	-15.58%
2013		3	$5.79	to	$6.16	$15	—	0.20%	to	1.75%	-48.60%	to	-47.88%
Oppenheimer International Bond Fund - Class A													
2017		13	$11.82	to	$12.59	$160	3.79%	0.45%	to	1.25%	9.44%	to	10.34%
2016		15	$10.58	to	$11.41	$163	4.02%	0.45%	to	1.55%	4.55%	to	5.45%
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
2013		13	$10.79	to	$11.17	$141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
Oppenheimer International Growth Fund - Class Y													
2017		42	$11.19	to	$11.61	$474	1.12%	0.40%	to	1.40%	25.17%	to	26.47%
2016		28	$8.94	to	$9.18	$255	1.80%	0.40%	to	1.40%	-3.34%	to	-2.44%
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
2014	07/15/2014	1	$9.09	to	$9.11	$10	(b)	0.95%	to	1.20%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Oppenheimer International Small-Mid Company Fund - Class Y													
2017		41	$14.85	to	$15.31	$616	1.30%	0.55%	to	1.40%	36.36%	to	37.31%
2016		33	$10.89	to	$11.07	$365	0.58%	0.75%	to	1.40%	-1.63%	to	-1.17%
2015		15	$11.07	to	$11.15	$163	—	0.95%	to	1.40%	13.54%	to	14.12%
2014	08/01/2014	1	$9.75	to	$9.77	$12	(b)	0.95%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Fund® - Class A													
2017		64	$10.97	to	$12.72	$796	1.34%	0.75%	to	1.20%	15.34%	to	15.43%
2016	05/13/2016	17		$11.02		$182	(d)		1.20%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer Main Street Fund®/VA													
2017		4	$17.91	to	$20.67	$66	1.26%	1.25%	to	1.50%	15.18%	to	15.47%
2016		4	$15.55	to	$17.90	$64	1.09%	1.25%	to	1.50%	9.97%	to	10.22%
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
2013		6	$12.74	to	$14.56	$77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
Oppenheimer Main Street Small Cap Fund®/VA													
2017		1,058	$21.17	to	$32.83	$29,512	0.87%	0.00%	to	1.50%	12.45%	to	14.17%
2016		1,123	$18.71	to	$29.05	$27,621	0.50%	0.00%	to	1.50%	16.33%	to	18.02%
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
2013		1,167	$15.46	to	$24.07	$23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2017		2	$9.71	to	$19.78	$16	0.03%	1.25%	to	1.50%	26.93%	to	27.20%
2016		2	$7.65	to	$15.55	$14	—	1.25%	to	1.50%	0.79%	to	1.04%
2015		2	$7.59	to	$15.39	$15	—	1.25%	to	1.50%	4.98%	to	5.34%
2014		2	$7.23	to	$14.61	$15	—	1.25%	to	1.50%	4.33%	to	4.43%
2013		4	$6.93	to	$13.99	$46	—	1.25%	to	1.50%	33.78%	to	34.26%
Oppenheimer Global Fund/VA													
2017		6	$25.66	to	$50.83	$283	0.94%	0.50%	to	1.80%	34.21%	to	35.98%
2016		6	$19.12	to	$37.38	$211	0.98%	0.50%	to	1.80%	-1.70%	to	-0.43%
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
2013		8	$18.96	to	$35.66	$261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Global Strategic Income Fund/VA													
2017		4	$21.98	to	$25.23	$95	2.30%	0.55%	to	1.25%	4.97%	to	5.70%
2016		4	$20.94	to	$23.87	$90	4.71%	0.55%	to	1.25%	5.23%	to	5.95%
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%
2013		5	$20.30	to	$22.49	$99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
Parnassus Core Equity Fund[SM] - Investor Shares													
2017		1,606	$11.12	to	$32.19	$31,131	1.35%	0.05%	to	1.40%	14.93%	to	16.23%
2016		1,499	$16.31	to	$27.64	$25,372	1.04%	0.10%	to	1.40%	8.88%	to	10.30%
2015		1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
2014		1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
2013		547	$13.33	to	$22.01	$7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
Pax Balanced Fund - Individual Investor Class													
2017		2,193	$14.14	to	$21.91	$40,220	0.60%	0.00%	to	1.50%	11.49%	to	13.17%
2016		2,325	$12.61	to	$19.36	$38,128	1.27%	0.00%	to	1.50%	4.20%	to	5.79%
2015		2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
2014		2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
2013		3,309	$11.40	to	$17.04	$49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2017		226	$6.10	to	$10.82	$1,406	7.39%	0.25%	to	1.50%	0.99%	to	2.24%
2016		257	$6.04	to	$6.25	$1,570	0.97%	0.25%	to	1.50%	12.69%	to	14.05%
2015		98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
2014	06/30/2014	2	$7.36	to	$7.38	$14	(b)	0.95%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
PIMCO Real Return Portfolio - Administrative Class													
2017		5,193	$10.03	to	$17.74	$81,690	2.31%	0.00%	to	1.60%	2.02%	to	3.65%
2016		6,498	$9.79	to	$17.12	$98,105	2.28%	0.00%	to	1.60%	3.49%	to	5.22%
2015		6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%
2014		8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
2013		10,069	$12.89	to	$16.22	$148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer Equity Income Fund - Class Y													
2017		795	$11.15	to	$19.23	$15,188	1.68%	0.75%	to	0.95%	14.26%		
2016		848	$16.83			$14,268	2.10%	0.85%			18.44%		
2015		726	$14.21			$10,306	2.05%	0.85%			-0.28%		
2014		592	$14.25			$8,438	2.94%	0.95%			12.12%		
2013		358	$12.71			$4,551	2.90%	0.95%			28.00%		
Pioneer High Yield Fund - Class A													
2017		39	$17.73	to	$21.99	$799	5.56%	0.20%	to	1.75%	5.66%	to	7.27%
2016		62	$16.78	to	$20.50	$1,175	4.98%	0.20%	to	1.75%	12.17%	to	13.89%
2015		102	$14.96	to	$18.00	$1,727	4.91%	0.20%	to	1.75%	-6.56%	to	-5.06%
2014		112	$16.01	to	$18.96	$2,023	4.31%	0.20%	to	1.75%	-1.90%	to	-0.37%
2013		108	$16.32	to	$19.03	$1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
Pioneer Strategic Income Fund - Class A													
2017		34	$12.86	to	$14.53	$483	2.82%	0.20%	to	1.75%	3.38%	to	4.99%
2016		74	$12.44	to	$13.84	$992	3.08%	0.20%	to	1.75%	5.83%	to	7.37%
2015		94	$11.83	to	$12.89	$1,189	3.70%	0.20%	to	1.65%	-3.02%	to	-1.60%
2014		105	$12.15	to	$13.10	$1,354	3.84%	0.20%	to	1.75%	3.17%	to	4.38%
2013		110	$11.89	to	$12.55	$1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
Pioneer Equity Income VCT Portfolio - Class I													
2017		—	$28.77			—	1.70%	1.05%			14.26%		
2016		—	$25.18			—	5.57%	1.05%			18.55%		
2015		3	$21.24			$56	3.08%	1.05%			-0.56%		
2014	10/06/2014	—	$21.36			$9	(b)	1.05%			(b)		
2013		(b)	(b)			(b)	(b)	(b)			(b)		
Pioneer High Yield VCT Portfolio - Class I													
2017		991	$16.70	to	$22.84	$20,189	4.55%	0.10%	to	1.50%	5.60%	to	7.13%
2016		1,026	$15.71	to	$21.32	$19,606	4.78%	0.00%	to	1.50%	12.48%	to	14.20%
2015		1,115	$13.88	to	$18.68	$18,835	4.92%	0.00%	to	1.50%	-5.37%	to	-3.90%
2014		1,311	$14.58	to	$19.47	$23,270	4.92%	0.00%	to	1.50%	-1.41%	to	0.07%
2013		1,731	$14.70	to	$19.47	$30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Prudential Jennison Utility Fund - Class Z										
2017		9	$11.00 to	$12.14	$105	2.14%	0.70% to	1.40%	12.75% to	13.25%
2016		8	$9.84 to	$10.72	$79	2.31%	0.80% to	1.25%	14.49% to	14.90%
2015		5	$8.58 to	$9.26	$42	3.08%	0.95% to	1.25%	-13.55% to	-13.32%
2014	08/14/2014	2	$9.91 to	$10.70	$23	(b)	0.95% to	1.25%	(b)	
2013		(b)	(b)		(b)	(b)	(b)		(b)	
Columbia Diversified Equity Income Fund - Class K										
2017		674	$16.65 to	$19.24	$11,957	1.17%	0.00% to	1.50%	14.91% to	16.61%
2016		652	$14.49 to	$16.50	$10,001	1.45%	0.00% to	1.50%	13.11% to	14.82%
2015		740	$12.81 to	$14.37	$9,975	1.93%	0.00% to	1.50%	-3.68% to	-2.24%
2014		789	$13.30 to	$14.70	$10,975	1.26%	0.00% to	1.50%	10.10% to	11.79%
2013		759	$12.08 to	$13.15	$9,524	1.54%	0.00% to	1.50%	28.78% to	30.85%
Columbia Diversified Equity Income Fund - Class R4										
2017		—	$18.25 to	$18.52	$5	1.81%	0.35% to	0.50%	16.24% to	16.48%
2016		7	$15.70 to	$15.90	$112	1.65%	0.35% to	0.50%	14.47%	
2015		7	$13.62 to	$14.15	$101	1.86%	0.10% to	0.60%	-2.64% to	-2.14%
2014		8	$13.99 to	$14.46	$114	—	0.10% to	0.60%	—	
2013		10	$12.65 to	$12.91	$122	1.90%	0.15% to	0.50%	30.93%	
Royce Total Return Fund - K Class										
2017		—	$23.02		$3	0.36%	1.20%		11.91%	
2016		—	$20.56		$2	(f)	1.20%		(f)	
2015		—	$16.40		$2	—	1.40%		-8.84%	
2014		—	$17.99		$2	—	1.40%		-0.39%	
2013		—	$18.06		$2	—	1.40%		30.40%	
Ave Maria Rising Dividend Fund										
2017		387	$11.93 to	$12.33	$4,677	1.18%	0.25% to	1.50%	15.15% to	16.54%
2016		389	$10.36 to	$10.58	$4,066	1.82%	0.25% to	1.50%	13.60% to	15.02%
2015	09/15/2015	48	$9.12 to	$9.20	$437	(c)	0.25% to	1.50%	(c)	
2014		(c)	(c)		(c)	(c)	(c)		(c)	
2013		(c)	(c)		(c)	(c)	(c)		(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
SMALLCAP World Fund® - Class R-4													
2017		1,385	$11.60	to	$19.99	$23,121	—	0.00%	to	1.50%	25.00%	to	26.84%
2016		1,050	$13.84	to	$15.76	$15,154	0.37%	0.00%	to	1.50%	4.14%	to	5.77%
2015		1,064	$13.29	to	$14.90	$14,703	—	0.00%	to	1.50%	1.14%	to	2.62%
2014		872	$13.14	to	$14.52	$11,841	—	0.00%	to	1.50%	0.31%	to	1.82%
2013		902	$13.10	to	$14.26	$12,144	—	0.00%	to	1.50%	27.43%	to	29.40%
T. Rowe Price Institutional Large-Cap Growth Fund													
2017		1,590		$15.78		$25,083	0.29%		—			37.82%	
2016		1,130		$11.45		$12,935	0.35%		—			2.88%	
2015	07/14/2015	358		$11.13		$3,984	(c)		—			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
T. Rowe Price Mid-Cap Value Fund - R Class													
2017		34	$29.62	to	$35.49	$1,113	0.49%	0.00%	to	1.30%	10.31%	to	10.67%
2016		41	$28.45	to	$31.54	$1,228	0.49%	0.10%	to	0.90%	22.63%	to	23.29%
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
2013		40	$21.36	to	$24.42	$928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
T. Rowe Price Value Fund - Advisor Class													
2017		18		$22.91		$418	1.06%		1.00%			17.49%	
2016		15		$19.50		$301	1.52%		1.00%			9.61%	
2015		14		$17.79		$254	1.37%		1.00%			-2.95%	
2014		18		$18.33		$330	0.98%		1.00%			12.04%	
2013		17		$16.36		$285	1.17%		1.00%			35.54%	
TCW Total Return Bond Fund - Class N													
2017		593	$9.97	to	$10.43	$6,006	2.58%	0.00%	to	1.50%	1.52%	to	3.06%
2016		597	$9.79	to	$10.12	$5,929	2.78%	0.00%	to	1.50%	-0.30%	to	1.20%
2015	09/11/2015	249	$9.90	to	$10.00	$2,471	(c)	0.00%	to	1.50%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Foreign Fund - Class A													
2017		24	$12.79	to	$21.78	$495	1.35%	0.20%	to	1.65%	15.20%	to	16.85%
2016		29	$11.04	to	$18.64	$510	1.86%	0.20%	to	1.65%	9.80%	to	11.42%
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
2013		94	$12.19	to	$19.97	$1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
Templeton Global Bond Fund - Advisor Class													
2017		2,464	$11.30	to	$11.58	$27,852	3.58%	0.00%	to	0.45%	2.17%	to	2.66%
2016		2,462	$11.06	to	$11.28	$27,244	2.62%	0.00%	to	0.45%	6.14%	to	6.62%
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%
2013		3,706	$10.76	to	$10.83	$39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
Templeton Global Bond Fund - Class A													
2017		5,561	$10.77	to	$37.93	$127,026	3.29%	0.00%	to	1.50%	0.85%	to	2.36%
2016		5,636	$10.67	to	$37.06	$129,353	2.38%	0.00%	to	1.50%	4.65%	to	6.26%
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
2013		8,567	$10.78	to	$35.87	$200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
Third Avenue Real Estate Value Fund - Institutional Class													
2017		6	$12.58	to	$12.83	$78	1.37%	0.70%	to	1.25%	20.73%	to	21.23%
2016		3	$10.42	to	$10.55	$32	1.04%	0.80%	to	1.25%	4.51%	to	4.98%
2015		2	$9.99	to	$10.05	$19	—	0.80%	to	1.15%	-4.77%	to	-4.38%
2014	08/27/2014	—	$10.49	to	$10.50	$4	(b)	0.95%	to	1.15%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Thornburg International Value Fund - Class R4													
2017		—		$15.43		$3	0.75%		1.15%			23.64%	
2016		—		$12.48		$3	0.29%		1.15%			-3.85%	
2015		4	$12.98	to	$13.41	$51	—	0.60%	to	1.15%	5.10%	to	5.67%
2014		4	$12.35	to	$12.69	$45	—	0.60%	to	1.15%		-6.42%	
2013		3	$13.17	to	$13.56	$46	—	0.60%	to	1.35%		13.73%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Touchstone Value Fund - Institutional Class													
2017		804	$12.90			$10,377	2.02%	—			14.36%		
2016		555	$11.28			$6,257	3.02%	—			13.48%		
2015	07/14/2015	160	$9.94			$1,586	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
USAA Precious Metals and Minerals Fund - Adviser Shares													
2017		3,528	$3.66	to	$3.98	$13,321	—	0.25%	to	1.50%	7.96%	to	9.37%
2016		4,024	$3.39	to	$3.70	$14,039	5.37%	0.00%	to	1.50%	43.64%	to	46.25%
2015		2,989	$2.36	to	$2.53	$7,214	—	0.00%	to	1.50%	-27.66%	to	-26.45%
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%
2013		1,843	$3.61	to	$3.76	$6,749	—	0.00%	to	1.50%	-52.19%	to	-51.42%
Diversified Value Portfolio													
2017		5	$22.35	to	$25.80	$120	2.67%	0.95%	to	2.00%	10.92%	to	12.13%
2016		4	$20.15	to	$23.01	$103	2.98%	0.95%	to	2.00%	10.71%	to	11.86%
2015		6	$18.20	to	$20.57	$116	2.59%	0.95%	to	2.00%	-4.36%	to	-3.38%
2014		5	$19.03	to	$21.29	$116	1.79%	0.95%	to	2.00%	7.64%	to	8.79%
2013		5	$17.68	to	$19.57	$107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
Equity Income Portfolio													
2017		6	$26.02	to	$29.43	$188	2.40%	1.10%	to	2.00%	15.90%	to	16.97%
2016		8	$22.45	to	$25.16	$199	2.61%	1.10%	to	2.00%	12.81%	to	13.67%
2015		11	$19.90	to	$22.37	$237	2.47%	1.00%	to	2.00%	-1.14%	to	-0.13%
2014		11	$20.13	to	$22.40	$249	2.43%	1.00%	to	2.00%	9.16%	to	10.29%
2013		12	$18.44	to	$20.31	$245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
Small Company Growth Portfolio													
2017		1	$28.14	to	$32.48	$46	0.45%	0.95%	to	2.00%	21.01%	to	22.29%
2016		1	$23.25	to	$26.56	$33	0.32%	0.95%	to	2.00%	12.65%	to	13.84%
2015		1	$20.64	to	$23.33	$26	—	0.95%	to	2.00%	-4.67%	to	-3.67%
2014		1	$21.65	to	$24.22	$24	—	0.95%	to	2.00%	1.36%	to	2.41%
2013		1	$21.36	to	$23.65	$23	—	0.95%	to	2.00%	43.64%	to	45.18%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Victory Integrity Small-Cap Value Fund - Class Y													
2017		24	$13.41	to	$14.06	$332	0.06%	0.05%	to	1.40%	10.83%	to	11.47%
2016		9	$12.10	to	$12.52	$115	0.36%	0.10%	to	1.40%	22.85%	to	24.21%
2015		5	$9.89	to	$10.08	$45	—	0.10%	to	1.25%	-7.83%	to	-6.75%
2014	08/22/2014	1	$10.75	to	$10.81	$6	(b)	0.10%	to	0.95%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Victory Sycamore Established Value Fund - Class A													
2017		266	$11.07	to	$13.31	$3,525	0.68%	0.75%	to	1.20%		14.35%	
2016	05/19/2016	144		$11.64		$1,674	(d)		1.20%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2017		2	$26.44	to	$27.40	$53	0.32%	0.60%	to	1.05%		10.12%	
2016		2	$23.86	to	$24.61	$38	0.13%	0.70%	to	1.15%	27.87%	to	28.29%
2015		1	$18.66	to	$19.10	$28	—	0.75%	to	1.15%	-2.05%	to	-1.70%
2014		1	$19.05	to	$19.38	$25	—	0.80%	to	1.15%	4.96%	to	5.33%
2013		1	$18.08	to	$18.40	$20	—	0.80%	to	1.25%	30.92%	to	31.05%
Voya Balanced Portfolio - Class I													
2017		7,043	$15.15	to	$60.77	$252,764	2.56%	0.00%	to	1.95%	12.48%	to	14.73%
2016		7,897	$13.32	to	$53.47	$250,957	1.78%	0.00%	to	1.95%	5.66%	to	7.83%
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
2013		10,790	$12.18	to	$48.94	$317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
Voya Large Cap Value Fund - Class A													
2017		8	$15.42	to	$16.00	$131	2.05%	0.45%	to	1.20%	11.98%	to	12.83%
2016		4	$13.77	to	$14.18	$60	2.19%	0.45%	to	1.20%	12.12%	to	12.72%
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	
2014		—		$13.27		$7	—		0.50%			9.04%	
2013		—		$12.17		$6	(a)		0.50%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Real Estate Fund - Class A													
2017		25	$26.28	to	$32.60	$755	2.88%	0.00%	to	1.55%	3.18%	to	4.79%
2016		29	$25.47	to	$31.11	$841	2.82%	0.00%	to	1.55%	1.84%	to	3.42%
2015		49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
2014		73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%
2013		89	$19.24	to	$22.44	$1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
Voya Large-Cap Growth Fund - Class A													
2017		9		$27.68		$236	0.18%		0.90%			0.00%	
2016		7	$20.93	to	$21.34	$158	0.13%	1.00%	to	1.15%	2.30%	to	2.45%
2015		6	$20.46	to	$20.83	$124	—	1.00%	to	1.15%	4.60%	to	4.78%
2014		5	$19.56	to	$19.88	$100	—	1.00%	to	1.15%		11.58%	
2013		6		$17.53		$107	—		1.15%			26.94%	
Voya Floating Rate Fund - Class A													
2017		75	$10.12	to	$10.61	$775	3.55%	0.75%	to	1.20%	1.24%	to	1.34%
2016	06/01/2016	14		$10.47		$149	(d)		1.20%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Voya GNMA Income Fund - Class A													
2017		228	$9.93	to	$18.36	$2,981	2.47%	0.25%	to	1.55%	-0.08%	to	1.27%
2016		239	$9.90	to	$18.13	$3,178	2.92%	0.25%	to	1.55%	0.08%	to	1.40%
2015		240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
2014		257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
2013		294	$10.58	to	$16.86	$3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
Voya Intermediate Bond Fund - Class A													
2017		50	$14.10	to	$17.49	$815	2.92%	0.00%	to	1.55%	2.92%	to	4.48%
2016		48	$13.70	to	$16.74	$743	2.91%	0.00%	to	1.55%	2.16%	to	3.78%
2015		93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
2014		118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
2013		141	$12.95	to	$15.10	$2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Intermediate Bond Portfolio - Class I													
2017		16,272	$14.03	to	$115.08	$455,985	3.34%	0.00%	to	1.95%	2.98%	to	5.04%
2016		17,504	$13.62	to	$110.70	$463,454	2.34%	0.00%	to	1.95%	2.25%	to	4.35%
2015		18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%
2014		13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
2013		14,430	$12.72	to	$102.02	$348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
Voya Intermediate Bond Portfolio - Class S													
2017		170	$15.46			$2,627	3.16%	0.35%			4.39%		
2016		178	$14.81			$2,631	2.19%	0.35%			3.86%		
2015		187	$14.26			$2,668	4.66%	0.35%			-0.14%		
2014		69	$14.28			$981	3.04%	0.35%			6.17%		
2013		74	$13.45			$993	2.92%	0.35%			-0.74%		
Voya Global Perspectives® Portfolio - Class I													
2017		204	$10.93	to	$12.03	$2,388	1.65%	0.25%	to	1.50%	13.20%	to	14.68%
2016		509	$10.15	to	$10.49	$5,274	3.50%	0.25%	to	1.50%	5.28%	to	6.61%
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
2014	05/12/2014	91	$10.13	to	$10.21	$922	(b)	0.25%	to	1.50%	(b)		
2013		(b)	(b)			(b)	(b)	(b)			(b)		
Voya High Yield Portfolio - Adviser Class													
2017		3	$13.81			$39	6.55%	0.35%			5.42%		
2016		3	$13.10			$39	7.07%	0.35%			13.81%		
2015		3	$11.51			$34	5.13%	0.35%			-2.70%		
2014		4	$11.83			$44	6.67%	0.35%			0.51%		
2013		4	$11.77			$46	6.19%	0.35%			4.81%		
Voya High Yield Portfolio - Institutional Class													
2017		2,630	$13.17	to	$20.29	$39,407	7.22%	0.00%	to	1.20%	5.29%	to	6.56%
2016		2,242	$12.41	to	$19.19	$31,164	6.85%	0.00%	to	1.20%	13.51%	to	14.88%
2015		2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
2014		2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
2013		2,397	$11.00	to	$17.24	$31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya High Yield Portfolio - Service Class													
2017		1,042	$18.37	to	$23.09	$21,758	6.92%	0.00%	to	1.50%	4.63%	to	6.18%
2016		1,084	$17.45	to	$22.28	$21,510	6.58%	0.00%	to	1.50%	12.86%	to	14.60%
2015		1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%
2014		1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
2013		1,517	$15.78	to	$19.70	$27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
Voya Large Cap Growth Portfolio - Adviser Class													
2017		6		$24.67		$143	0.07%		0.35%			28.56%	
2016		6		$19.19		$121	—		0.35%			2.95%	
2015		9		$18.64		$163	—		0.35%			5.37%	
2014		12		$17.69		$210	—		0.35%			12.60%	
2013		12		$15.71		$187	0.58%		0.35%			29.83%	
Voya Large Cap Growth Portfolio - Institutional Class													
2017		21,642	$23.65	to	$33.45	$535,736	0.64%	0.00%	to	1.50%	27.82%	to	29.71%
2016		22,383	$18.51	to	$26.03	$430,272	0.55%	0.00%	to	1.50%	2.43%	to	4.00%
2015		23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
2014		24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%
2013		16,193	$15.41	to	$21.32	$254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
Voya Large Cap Growth Portfolio - Service Class													
2017		422	$15.94	to	$38.84	$11,802	0.40%	0.00%	to	1.50%	27.53%	to	29.42%
2016		321	$12.36	to	$30.01	$6,892	0.28%	0.00%	to	1.50%	2.16%	to	3.70%
2015		290	$11.96	to	$28.94	$5,927	0.35%	0.00%	to	1.50%	4.52%	to	6.12%
2014		286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%
2013		110	$15.63	to	$24.06	$1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
Voya Large Cap Value Portfolio - Adviser Class													
2017		1		$13.84		$21	1.85%		0.35%			12.43%	
2016		2		$12.31		$21	1.80%		0.35%			12.83%	
2015		2		$10.91		$21	—		0.35%			-5.38%	
2014		2		$11.53		$24	—		0.35%			8.98%	
2013	09/06/2013	3		$10.58		$29	(a)		0.35%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Institutional Class													
	2017	20,269	$14.76	to	$19.15	$335,852	2.43%	0.00%	to	1.95%	11.31%	to	13.52%
	2016	22,298	$13.26	to	$16.87	$328,460	2.34%	0.00%	to	1.95%	11.70%	to	13.93%
	2015	24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%
	2014	27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%
	2013	27,029	$11.74	to	$14.08	$342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
Voya Large Cap Value Portfolio - Service Class													
	2017	107	$14.26	to	$17.09	$1,692	2.17%	0.10%	to	1.40%	11.67%	to	13.08%
	2016	118	$12.77	to	$15.16	$1,668	2.15%	0.10%	to	1.45%	12.02%	to	13.49%
	2015	132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
	2014	126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%
	2013	100	$11.22	to	$13.29	$1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
Voya Limited Maturity Bond Portfolio - Adviser Class													
	2017	1		$10.15		$11	1.36%		0.35%			0.59%	
	2016	1		$10.09		$10	0.48%		0.35%			0.50%	
	2015	4		$10.04		$37	—		0.35%			-0.20%	
	2014	2		$10.06		$19	—		0.35%			—	
	2013	2		$10.06		$18	(a)		0.35%			(a)	
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
	2017	639	$17.90	to	$22.82	$13,106	1.04%	0.00%	to	1.95%	19.35%	to	21.73%
	2016	768	$14.83	to	$18.76	$13,095	2.15%	0.00%	to	1.95%	6.69%	to	8.82%
	2015	897	$13.76	to	$17.41	$14,188	0.97%	0.00%	to	1.95%	-2.29%	to	-0.34%
	2014	1,061	$13.93	to	$17.64	$17,240	0.99%	0.00%	to	1.95%	13.13%	to	15.65%
	2013	1,721	$12.19	to	$15.44	$24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
	2017	22	$18.64	to	$21.07	$434	0.82%	0.45%	to	1.50%	19.56%	to	20.81%
	2016	24	$15.59	to	$17.44	$387	1.92%	0.45%	to	1.50%	6.93%	to	7.83%
	2015	26	$14.58	to	$15.68	$391	0.78%	0.75%	to	1.50%	-2.02%	to	-1.26%
	2014	25	$14.88	to	$15.88	$382	1.11%	0.75%	to	1.50%	13.24%	to	14.08%
	2013	25	$13.14	to	$13.92	$338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya U.S. Stock Index Portfolio - Institutional Class												
2017	1,271	$20.95	to	$30.98	$29,429	1.95%	0.00%	to	1.40%	19.76%	to	21.49%
2016	1,028	$17.33	to	$25.50	$20,177	2.18%	0.00%	to	1.40%	10.10%	to	11.65%
2015	842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
2014	1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
2013	802	$13.72	to	$19.93	$14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class												
2017	3	$10.53			$32	0.90%	0.35%			1.84%		
2016	5	$10.34			$48	—	0.35%			2.89%		
2015	4	$10.05			$38	—	0.35%			-3.18%		
2014	4	$10.38			$43	1.85%	0.35%			1.76%		
2013	6	$10.20			$65	—	0.35%			-9.41%		
VY® Clarion Global Real Estate Portfolio - Adviser Class												
2017	—	$13.83			$6	5.75%	0.35%			9.85%		
2016	3	$12.59			$38	0.67%	0.35%			-0.16%		
2015	1	$12.61			$7	—	0.35%			-2.32%		
2014	1	$12.91			$7	—	0.35%			12.95%		
2013	1	$11.43			$6	—	0.35%			2.97%		
VY® Clarion Global Real Estate Portfolio - Institutional Class												
2017	5,377	$14.21	to	$16.36	$81,417	3.72%	0.00%	to	1.50%	9.13%	to	10.77%
2016	6,136	$13.03	to	$14.77	$84,613	1.41%	0.00%	to	1.50%	-0.61%	to	0.89%
2015	6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%
2014	6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
2013	6,640	$12.01	to	$13.02	$82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
VY® Clarion Real Estate Portfolio - Adviser Class												
2017	3	$16.24			$42	2.55%	0.35%			4.44%		
2016	6	$15.55			$90	1.52%	0.35%			3.53%		
2015	3	$15.02			$39	2.17%	0.35%			2.25%		
2014	4	$14.69			$53	2.20%	0.35%			28.97%		
2013	3	$11.39			$38	—	0.35%			1.33%		

300

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Institutional Class												
2017	96	$16.90	to	$19.03	$1,820	2.32%	0.95%	to	1.95%	3.43%	to	4.50%
2016	117	$16.34	to	$18.21	$2,120	1.85%	0.95%	to	1.95%	2.45%	to	3.47%
2015	129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
2014	140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
2013	145	$12.34	to	$13.34	$1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
VY® Clarion Real Estate Portfolio - Service Class												
2017	2,860	$16.22	to	$20.65	$53,192	2.07%	0.00%	to	1.50%	3.59%	to	5.20%
2016	3,437	$15.57	to	$19.63	$61,308	1.58%	0.00%	to	1.50%	2.70%	to	4.25%
2015	3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
2014	3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
2013	3,817	$11.47	to	$14.09	$50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
VY® Invesco Growth and Income Portfolio - Institutional Class												
2017	1,642	$20.04	to	$20.53	$32,904	2.26%	0.00%	to	0.45%	13.61%	to	14.12%
2016	1,500	$17.64	to	$17.99	$26,466	2.34%	0.00%	to	0.45%	19.67%	to	20.25%
2015	1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
2014	1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
2013	886	$13.84	to	$13.93	$12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
VY® Invesco Growth and Income Portfolio - Service Class												
2017	1,363	$18.57	to	$27.44	$33,274	2.05%	0.00%	to	1.50%	12.17%	to	13.91%
2016	1,315	$16.45	to	$24.09	$28,398	2.12%	0.00%	to	1.50%	18.18%	to	19.91%
2015	1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%
2014	1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
2013	1,496	$13.18	to	$18.79	$25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2017	8		$23.83		$202	0.32%		0.35%			41.93%	
2016	16		$16.79		$266	0.93%		0.35%			12.23%	
2015	15		$14.96		$223	0.74%		0.35%			-16.33%	
2014	18		$17.88		$321	0.68%		0.35%			0.17%	
2013	15		$17.85		$265	0.70%		0.35%			-6.40%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
	2017	655	$24.53	to	$24.55	$16,078	0.51%	0.95%	to	1.20%	41.63%	to	41.74%
	2016	1,109	$17.32	to	$17.58	$19,344	1.49%	0.85%	to	1.20%	11.89%	to	12.33%
	2015	1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
	2014	1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
	2013	1,302	$18.57	to	$18.67	$24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
	2017	1,026	$11.76	to	$32.20	$28,556	0.46%	0.00%	to	1.55%	40.83%	to	43.05%
	2016	898	$8.30	to	$22.52	$17,732	1.22%	0.00%	to	1.55%	11.21%	to	12.94%
	2015	883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
	2014	953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
	2013	973	$8.88	to	$23.46	$20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
	2017	2		$21.06		$46	0.19%		0.35%			14.82%	
	2016	2		$18.35		$28	0.16%		0.35%			20.72%	
	2015	3		$15.20		$41	—		0.35%			-4.34%	
	2014	1		$15.89		$24	—		0.35%			7.51%	
	2013	1		$14.78		$22	—		0.35%			38.13%	
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
	2017	2,118	$21.37	to	$21.89	$45,257	0.69%	0.00%	to	0.45%	15.33%	to	15.88%
	2016	2,073	$18.53	to	$18.89	$38,416	0.76%	0.00%	to	0.45%	21.43%	to	21.87%
	2015	1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%
	2014	1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
	2013	1,325	$14.69	to	$14.78	$19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
	2017	1,095	$23.32	to	$35.23	$33,973	0.46%	0.00%	to	1.65%	13.66%	to	15.58%
	2016	1,022	$20.36	to	$30.48	$27,747	0.47%	0.00%	to	1.65%	19.60%	to	21.61%
	2015	1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
	2014	931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%
	2013	816	$16.48	to	$24.02	$17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2017		2		$19.03		$39	1.34%		0.35%			25.03%	
2016		3		$15.22		$52	1.25%		0.35%			4.60%	
2015		2		$14.55		$33	3.17%		0.35%			5.51%	
2014		2		$13.79		$30	2.99%		0.35%			3.53%	
2013		3		$13.32		$37	2.94%		0.35%			18.61%	
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2017		25		$19.00		$479	0.97%		0.35%			14.32%	
2016		27		$16.62		$450	1.15%		0.35%			7.30%	
2015		28		$15.49		$429	0.96%		0.35%			4.45%	
2014		27		$14.83		$403	1.07%		0.35%			11.42%	
2013		26		$13.31		$346	1.11%		0.35%			21.33%	
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2017		17,165	$18.43	to	$18.88	$316,392	1.54%	0.00%	to	0.45%	14.83%	to	15.40%
2016		16,607	$16.05	to	$16.36	$266,487	1.69%	0.00%	to	0.45%	7.86%	to	8.27%
2015		14,896	$14.88	to	$15.11	$221,682	1.62%	0.00%	to	0.45%	5.01%	to	5.52%
2014		13,509	$14.17	to	$14.32	$191,423	1.63%	0.00%	to	0.45%	11.93%	to	12.40%
2013		12,616	$12.66	to	$12.74	$159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2017		31,475	$10.88	to	$30.70	$827,633	1.25%	0.00%	to	1.50%	13.40%	to	15.11%
2016		30,080	$10.54	to	$26.67	$710,826	1.39%	0.00%	to	1.55%	6.41%	to	8.08%
2015		28,031	$17.30	to	$24.69	$625,604	1.33%	0.00%	to	1.65%	3.62%	to	5.24%
2014		26,384	$16.59	to	$23.46	$564,335	1.35%	0.00%	to	1.55%	10.39%	to	12.16%
2013		25,445	$14.93	to	$20.92	$489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2017		51		$22.20		$1,125	1.68%		0.35%			15.50%	
2016		67		$19.22		$1,281	1.87%		0.35%			17.91%	
2015		77		$16.30		$1,257	1.72%		0.35%			-7.60%	
2014		87		$17.64		$1,535	1.62%		0.35%			6.78%	
2013		109		$16.52		$1,793	1.34%		0.35%			28.86%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Service Class													
	2017	3,794	$17.23	to	$36.78	$106,982	2.03%	0.00%	to	1.65%	14.34%	to	16.25%
	2016	4,150	$14.96	to	$31.64	$101,935	2.20%	0.00%	to	1.65%	16.82%	to	18.77%
	2015	4,373	$12.71	to	$26.64	$93,280	1.97%	0.00%	to	1.65%	-8.45%	to	-6.88%
	2014	5,230	$13.77	to	$28.61	$121,652	1.87%	0.00%	to	1.65%	5.70%	to	7.46%
	2013	5,436	$12.93	to	$26.63	$122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
	2017	8		$12.69		$98	0.84%		0.35%			27.03%	
	2016	9		$9.99		$89	1.10%		0.35%			1.22%	
	2015	9		$9.87		$91	0.96%		0.35%			-1.69%	
	2014	12		$10.04		$117	0.84%		0.35%			-1.76%	
	2013	12		$10.22		$120	0.90%		0.35%			13.56%	
VY® T. Rowe Price International Stock Portfolio - Service Class													
	2017	452	$10.85	to	$22.51	$8,970	1.16%	0.00%	to	1.50%	25.91%	to	27.90%
	2016	445	$8.56	to	$17.60	$6,961	1.43%	0.00%	to	1.50%	0.41%	to	1.88%
	2015	476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
	2014	484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
	2013	487	$8.81	to	$17.64	$7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
VY® Templeton Global Growth Portfolio - Institutional Class													
	2017	30	$10.94	to	$24.82	$704	1.98%	0.60%	to	1.40%	16.85%	to	17.74%
	2016	36	$9.40	to	$21.31	$713	3.95%	0.50%	to	1.40%	9.81%	to	10.64%
	2015	41	$8.56	to	$19.17	$732	2.99%	0.55%	to	1.45%	-8.63%	to	-7.79%
	2014	41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
	2013	39	$20.02	to	$21.46	$813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
VY® Templeton Global Growth Portfolio - Service Class													
	2017	369	$14.56	to	$16.88	$5,690	1.67%	0.25%	to	1.50%	16.47%	to	17.96%
	2016	370	$12.51	to	$14.31	$4,876	3.45%	0.00%	to	1.50%	9.26%	to	10.90%
	2015	430	$11.38	to	$12.94	$5,153	2.74%	0.00%	to	1.50%	-8.95%	to	-7.55%
	2014	503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
	2013	511	$12.10	to	$14.47	$6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Government Money Market Portfolio - Class I													
2017		15,640	$9.43	to	$56.05	$219,152	0.58%	0.00%	to	1.70%	-0.92%	to	0.62%
2016		16,116	$9.41	to	$55.98	$228,794	0.08%	0.00%	to	1.80%	-1.67%	to	0.21%
2015		15,697	$9.57	to	$56.19	$226,716	—	0.00%	to	1.80%	-1.75%	to	0.09%
2014		16,143	$9.74	to	$56.50	$236,364	—	0.00%	to	1.80%	-1.51%	to	0.10%
2013		18,772	$9.87	to	$56.80	$281,491	—	0.00%	to	1.85%		-1.79%	
Voya Global Real Estate Fund - Class A													
2017		2	$22.55	to	$23.54	$54	2.79%	0.35%	to	0.85%	9.20%	to	9.74%
2016		8	$19.87	to	$21.45	$162	3.70%	0.35%	to	1.35%	-1.24%	to	-0.23%
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
2014		7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
2013		7	$18.51	to	$19.30	$135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
Voya Multi-Manager International Small Cap Fund - Class A													
2017		14	$26.59	to	$30.78	$388	0.99%	0.00%	to	1.05%	33.53%	to	34.94%
2016		14	$19.92	to	$22.81	$294	0.54%	0.00%	to	1.05%	-1.78%	to	-0.74%
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
2014		16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
2013		23	$20.33	to	$22.67	$500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
Voya Multi-Manager International Small Cap Fund - Class I													
2017		113	$13.50	to	$13.78	$1,543	2.44%	0.25%	to	1.50%	33.86%	to	35.10%
2016	06/06/2016	3	$10.13	to	$10.20	$28	(d)	0.30%	to	1.25%		(d)	
2015		(d)	(d)			(d)	(d)	(d)			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
Voya Global Bond Portfolio - Adviser Class													
2017		17	$15.45			$267	2.28%	0.35%			8.73%		
2016		20	$14.21			$285	1.55%	0.35%			5.42%		
2015		20	$13.48			$269	—	0.35%			-5.14%		
2014		19	$14.21			$272	0.34%	0.35%			-0.42%		
2013		23	$14.27			$323	1.69%	0.35%			-4.87%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Initial Class													
2017		5,031	$13.32	to	$17.30	$76,778	2.56%	0.00%	to	1.95%	7.61%	to	9.69%
2016		5,458	$12.26	to	$15.78	$76,457	1.77%	0.00%	to	1.95%	4.17%	to	6.33%
2015		5,898	$11.64	to	$14.84	$78,391	—	0.00%	to	1.95%	-6.18%	to	-4.31%
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%
2013		8,054	$12.33	to	$15.45	$113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
Voya Global Bond Portfolio - Service Class													
2017		41	$12.68	to	$14.56	$559	2.19%	0.00%	to	1.50%	7.67%	to	9.31%
2016		55	$11.58	to	$13.32	$704	1.52%	0.00%	to	1.50%	4.50%	to	6.05%
2015		70	$11.08	to	$12.56	$840	—	0.00%	to	1.50%	-6.00%	to	-4.56%
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
2013		76	$11.97	to	$13.18	$955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
Voya Index Solution 2025 Portfolio - Initial Class													
2017		510	$17.24	to	$23.24	$10,973	1.86%	0.05%	to	1.40%	13.23%	to	14.53%
2016		426	$15.20	to	$20.25	$8,027	2.55%	0.10%	to	1.40%	5.68%	to	7.03%
2015		335	$14.37	to	$18.92	$5,964	2.39%	0.10%	to	1.40%	-2.65%	to	-1.36%
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
2013		73	$14.08	to	$17.87	$1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
Voya Index Solution 2025 Portfolio - Service Class													
2017		203	$16.86	to	$21.77	$4,318	1.55%	0.00%	to	1.25%	13.15%	to	14.64%
2016		130	$14.90	to	$19.12	$2,415	2.22%	0.00%	to	1.25%	5.52%	to	6.86%
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
2013		64	$14.56	to	$17.47	$1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2017		239	$16.86	to	$19.06	$4,336	1.34%	0.00%	to	1.55%	12.63%	to	14.41%
2016		271	$14.97	to	$16.66	$4,345	2.06%	0.00%	to	1.55%	5.05%	to	6.73%
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
2013		257	$14.16	to	$15.04	$3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Initial Class													
	2017	529	$20.45	to	$26.03	$12,725	1.76%	0.05%	to	1.40%	17.01%	to	18.28%
	2016	458	$16.24	to	$21.95	$9,330	2.31%	0.10%	to	1.40%	6.61%	to	8.02%
	2015	374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%
	2014	120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%
	2013	72	$15.42	to	$19.54	$1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
Voya Index Solution 2035 Portfolio - Service Class													
	2017	246	$18.63	to	$24.40	$5,806	1.56%	0.00%	to	1.25%	16.95%	to	18.36%
	2016	188	$15.93	to	$20.74	$3,721	2.21%	0.00%	to	1.25%	6.62%	to	7.78%
	2015	181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
	2014	88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
	2013	30	$15.42	to	$18.77	$504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
Voya Index Solution 2035 Portfolio - Service 2 Class													
	2017	118	$18.66	to	$21.09	$2,373	1.20%	0.00%	to	1.55%	16.33%	to	18.15%
	2016	154	$16.04	to	$17.85	$2,640	1.92%	0.00%	to	1.55%	5.94%	to	7.59%
	2015	146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
	2014	183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
	2013	165	$15.03	to	$15.96	$2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
Voya Index Solution 2045 Portfolio - Initial Class													
	2017	544	$19.92	to	$27.90	$14,017	1.57%	0.00%	to	1.40%	18.79%	to	20.47%
	2016	448	$16.75	to	$23.16	$9,650	2.08%	0.00%	to	1.40%	6.83%	to	8.27%
	2015	328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
	2014	86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
	2013	20	$15.87	to	$20.44	$380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
Voya Index Solution 2045 Portfolio - Service Class													
	2017	124	$19.57	to	$25.96	$3,154	1.43%	0.00%	to	1.25%	18.75%	to	20.21%
	2016	83	$16.48	to	$21.74	$1,755	1.90%	0.00%	to	1.25%	6.67%	to	8.02%
	2015	63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%
	2014	40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
	2013	20	$15.93	to	$19.65	$365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2045 Portfolio - Service 2 Class													
2017		131	$19.58	to	$22.13	$2,783	1.05%	0.00%	to	1.55%	18.09%	to	19.95%
2016		150	$16.58	to	$18.45	$2,669	1.74%	0.00%	to	1.55%	6.21%	to	7.89%
2015		122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
2014		132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%
2013		114	$15.50	to	$16.47	$1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
Voya Index Solution 2055 Portfolio - Initial Class													
2017		197	$19.85	to	$21.93	$4,069	1.35%	0.05%	to	1.40%	19.29%	to	20.85%
2016		134	$16.64	to	$18.14	$2,292	1.72%	0.10%	to	1.40%	6.60%	to	7.98%
2015		91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
2014		26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
2013		10	$15.31	to	$16.02	$153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
Voya Index Solution 2055 Portfolio - Service Class													
2017		101	$19.32	to	$21.67	$2,038	1.14%	0.00%	to	1.50%	18.88%	to	20.59%
2016		60	$16.26	to	$17.97	$1,009	1.52%	0.00%	to	1.50%	6.27%	to	7.93%
2015		46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
2014		27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
2013		16	$15.12	to	$15.97	$246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
Voya Index Solution 2055 Portfolio - Service 2 Class													
2017		62	$19.04	to	$21.44	$1,296	1.13%	0.00%	to	1.55%	18.63%	to	20.52%
2016		48	$16.05	to	$17.79	$831	1.52%	0.00%	to	1.55%	6.08%	to	7.69%
2015		33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
2014		22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
2013		14	$15.01	to	$15.89	$217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
Voya Index Solution Income Portfolio - Initial Class													
2017		270	$14.11	to	$18.16	$4,533	2.11%	0.05%	to	1.40%	7.86%	to	9.06%
2016		237	$13.06	to	$16.62	$3,658	1.88%	0.10%	to	1.40%	3.74%	to	5.12%
2015		213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
2014		31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
2013	10/09/2013	1	$12.66	to	$14.45	$10	(a)	0.30%	to	1.25%		(a)	

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution Income Portfolio - Service Class												
2017	60	$15.20	to	$17.01	$990	1.82%	0.00%	to	1.10%	7.81%	to	9.04%
2016	59	$13.94	to	$15.70	$895	2.09%	0.00%	to	1.10%	3.81%	to	4.97%
2015	90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
2014	72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%
2013	58	$12.68	to	$14.49	$833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
Voya Index Solution Income Portfolio - Service 2 Class												
2017	86	$13.66	to	$15.44	$1,245	1.70%	0.00%	to	1.55%	7.22%	to	8.89%
2016	85	$12.74	to	$14.18	$1,145	1.83%	0.00%	to	1.55%	3.24%	to	4.80%
2015	100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%
2014	22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
2013	21	$12.19	to	$12.95	$259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
Voya Solution 2025 Portfolio - Adviser Class												
2017	29	$17.54	to	$17.89	$501	1.70%	0.35%	to	0.70%	14.24%	to	14.64%
2016	29	$15.30	to	$15.66	$437	1.83%	0.35%	to	0.70%	4.82%	to	5.15%
2015	30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%
2014	34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
2013	36		$13.96		$508	1.93%		0.35%			15.66%	
Voya Solution 2025 Portfolio - Initial Class												
2017	725	$11.00	to	$15.72	$8,717	2.90%	0.00%	to	1.20%	14.18%	to	15.59%
2016	211	$10.71	to	$13.60	$2,609	2.29%	0.00%	to	1.20%	4.79%	to	6.17%
2015	206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
2014	120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
2013	66	$12.01	to	$12.09	$788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
Voya Solution 2025 Portfolio - Service Class												
2017	8,100	$14.02	to	$20.20	$145,817	1.88%	0.00%	to	1.50%	13.61%	to	15.31%
2016	8,622	$12.27	to	$17.52	$135,518	2.08%	0.00%	to	1.50%	4.26%	to	5.93%
2015	8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
2014	9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
2013	9,043	$11.28	to	$15.69	$131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Service 2 Class													
2017		471	$17.14	to	$19.07	$8,664	1.83%	0.20%	to	1.55%	13.28%	to	14.88%
2016		689	$15.13	to	$16.78	$11,067	2.07%	0.05%	to	1.55%	4.13%	to	5.73%
2015		850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
2014		982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%
2013		1,019	$14.25	to	$15.14	$15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
Voya Solution 2035 Portfolio - Adviser Class													
2017		24		$18.83		$460	1.33%		0.35%			18.80%	
2016		24		$15.85		$386	2.44%		0.35%			5.67%	
2015		12		$15.00		$175	2.79%		0.35%			-1.12%	
2014		12		$15.17		$183	1.51%		0.35%			4.98%	
2013		15		$14.45		$215	1.25%		0.35%			19.72%	
Voya Solution 2035 Portfolio - Initial Class													
2017		517	$11.27	to	$16.97	$6,878	2.29%	0.00%	to	1.20%	18.48%	to	19.84%
2016		246	$10.77	to	$14.16	$3,095	2.09%	0.00%	to	1.20%	5.18%	to	6.47%
2015		303	$10.24	to	$13.30	$3,633	3.54%	0.00%	to	1.20%	-1.44%	to	-0.30%
2014		217	$10.39	to	$13.34	$2,695	2.23%	0.00%	to	1.20%	5.43%	to	5.96%
2013		142	$12.52	to	$12.59	$1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
Voya Solution 2035 Portfolio - Service Class													
2017		8,035	$14.65	to	$21.90	$156,617	1.53%	0.00%	to	1.50%	17.67%	to	19.47%
2016		8,278	$12.37	to	$18.34	$136,495	2.09%	0.00%	to	1.50%	4.62%	to	6.26%
2015		8,227	$11.75	to	$17.26	$128,935	3.31%	0.00%	to	1.50%	-1.93%	to	-0.46%
2014		8,558	$11.92	to	$17.35	$136,761	2.01%	0.00%	to	1.50%	4.09%	to	5.73%
2013		8,079	$11.38	to	$16.41	$123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
Voya Solution 2035 Portfolio - Service 2 Class													
2017		618	$18.83	to	$21.11	$12,339	1.49%	0.00%	to	1.45%	17.61%	to	19.27%
2016		785	$15.90	to	$17.70	$13,278	2.00%	0.00%	to	1.55%	4.47%	to	6.12%
2015		782	$15.22	to	$16.68	$12,529	2.92%	0.00%	to	1.55%	-2.19%	to	-0.66%
2014		840	$15.56	to	$16.79	$13,637	1.95%	0.00%	to	1.55%	3.87%	to	5.53%
2013		889	$14.98	to	$15.91	$13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Adviser Class													
	2017	1	$18.87	to	$19.28	$29	0.97%	0.35%	to	1.25%	19.43%	to	20.50%
	2016	2	$15.80	to	$16.00	$33	1.35%	0.35%	to	1.25%	4.77%	to	5.75%
	2015	2	$15.08	to	$15.13	$31	2.76%	0.35%	to	1.25%	-2.33%	to	-1.50%
	2014	7	$15.36	to	$15.44	$114	1.80%	0.35%	to	1.25%		5.49%	
	2013	7		$14.56		$108	1.78%		0.35%			22.66%	
Voya Solution 2045 Portfolio - Initial Class													
	2017	473	$11.40	to	$17.72	$6,333	1.66%	0.00%	to	1.20%	20.06%	to	21.54%
	2016	177	$10.82	to	$14.58	$2,351	1.86%	0.00%	to	1.20%	5.36%	to	6.58%
	2015	158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
	2014	114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
	2013	102	$12.86	to	$12.94	$1,313	1.98%	0.00%	to	0.45%		23.18%	
Voya Solution 2045 Portfolio - Service Class													
	2017	5,993	$14.75	to	$22.81	$122,145	1.07%	0.00%	to	1.50%	19.44%	to	21.27%
	2016	6,073	$12.28	to	$18.81	$102,771	1.64%	0.00%	to	1.50%	4.85%	to	6.39%
	2015	5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
	2014	5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
	2013	5,814	$11.28	to	$16.82	$90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
Voya Solution 2045 Portfolio - Service 2 Class													
	2017	274	$19.59	to	$22.14	$5,732	1.18%	0.00%	to	1.55%	19.16%	to	20.98%
	2016	446	$16.44	to	$18.30	$7,798	1.53%	0.00%	to	1.55%	4.65%	to	6.27%
	2015	447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%
	2014	473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
	2013	512	$15.47	to	$16.44	$8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
Voya Solution 2055 Portfolio - Initial Class													
	2017	144	$11.41	to	$21.85	$2,039	1.41%	0.00%	to	1.20%	20.46%	to	21.93%
	2016	85	$10.85	to	$17.92	$1,073	1.15%	0.00%	to	1.20%	5.44%	to	6.73%
	2015	97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
	2014	57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%		6.09%	
	2013	10		$15.60		$155	1.43%		0.45%			23.32%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2055 Portfolio - Service Class													
	2017	1,256	$19.12	to	$21.45	$25,364	0.92%	0.00%	to	1.50%	19.86%	to	21.67%
	2016	1,103	$15.59	to	$17.63	$18,451	1.38%	0.00%	to	1.50%	4.86%	to	6.46%
	2015	896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
	2014	672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%
	2013	489	$14.28	to	$15.73	$7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
Voya Solution 2055 Portfolio - Service 2 Class													
	2017	71	$19.35	to	$20.88	$1,429	0.97%	0.20%	to	1.20%	20.22%	to	21.31%
	2016	86	$15.95	to	$17.22	$1,438	1.29%	0.20%	to	1.35%	4.80%	to	6.03%
	2015	74	$15.18	to	$16.43	$1,174	2.33%	0.00%	to	1.40%	-2.38%	to	-1.02%
	2014	55	$15.55	to	$16.60	$887	1.53%	0.00%	to	1.40%	4.64%	to	6.14%
	2013	45	$14.86	to	$15.64	$683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
Voya Solution Balanced Portfolio - Service Class													
	2017	436	$14.00	to	$15.80	$6,414	1.43%	0.25%	to	1.50%	12.99%	to	14.49%
	2016	374	$12.39	to	$13.80	$4,837	2.32%	0.25%	to	1.50%	4.73%	to	6.07%
	2015	381	$11.83	to	$13.01	$4,678	2.95%	0.25%	to	1.50%	-1.91%	to	-0.69%
	2014	343	$12.06	to	$13.10	$4,280	1.93%	0.25%	to	1.50%	4.78%	to	6.07%
	2013	295	$11.51	to	$12.35	$3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
Voya Solution Income Portfolio - Adviser Class													
	2017	51		$16.29		$836	1.92%		0.35%			8.67%	
	2016	67		$14.99		$1,009	0.97%		0.35%			3.88%	
	2015	67		$14.43		$967	0.85%		0.35%			-0.62%	
	2014	14		$14.52		$206	2.34%		0.35%			5.14%	
	2013	16		$13.81		$221	3.35%		0.35%			6.31%	
Voya Solution Income Portfolio - Initial Class													
	2017	697	$10.59	to	$13.39	$8,750	2.82%	0.00%	to	1.20%	8.37%	to	9.66%
	2016	553	$10.51	to	$12.21	$6,602	1.24%	0.00%	to	1.20%	3.55%	to	4.81%
	2015	568	$10.15	to	$11.65	$6,503	2.31%	0.00%	to	1.20%	-0.98%	to	0.17%
	2014	287	$10.25	to	$11.63	$3,290	3.08%	0.00%	to	1.20%	5.50%	to	6.02%
	2013	234	$10.90	to	$10.97	$2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service Class													
	2017	3,498	$13.99	to	$17.90	$55,737	2.17%	0.00%	to	1.50%	7.64%	to	9.29%
	2016	4,322	$12.91	to	$16.38	$63,458	1.09%	0.00%	to	1.50%	2.92%	to	4.47%
	2015	5,025	$12.47	to	$15.68	$71,177	1.12%	0.00%	to	1.50%	-1.40%	to	0.13%
	2014	1,248	$12.57	to	$15.66	$17,739	2.64%	0.00%	to	1.50%	4.23%	to	5.81%
	2013	1,106	$11.99	to	$14.81	$15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
Voya Solution Income Portfolio - Service 2 Class													
	2017	320	$13.82	to	$15.62	$4,736	1.96%	0.00%	to	1.55%	7.55%	to	9.23%
	2016	408	$12.85	to	$14.30	$5,591	1.03%	0.00%	to	1.55%	2.72%	to	4.30%
	2015	525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
	2014	91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
	2013	110	$12.31	to	$13.00	$1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
Voya Solution Moderately Conservative Portfolio - Service Class													
	2017	529	$13.33	to	$15.04	$7,396	2.24%	0.25%	to	1.50%	8.64%	to	10.02%
	2016	501	$12.27	to	$13.67	$6,427	2.58%	0.25%	to	1.50%	4.25%	to	5.56%
	2015	480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%
	2014	493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
	2013	412	$11.53	to	$12.37	$4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
	2017	3	$29.26			$73	0.89%	0.35%			10.50%		
	2016	3	$26.48			$75	1.35%	0.35%			23.28%		
	2015	4	$21.48			$78	1.73%	0.35%			-2.32%		
	2014	7	$21.99			$153	1.37%	0.35%			11.74%		
	2013	7	$19.68			$140	0.77%	0.35%			30.68%		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
	2017	1,550	$10.76	to	$26.54	$39,257	1.29%	0.00%	to	1.40%	9.92%	to	11.42%
	2016	1,436	$17.78	to	$23.82	$32,821	1.52%	0.00%	to	1.40%	22.65%	to	24.39%
	2015	1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
	2014	1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
	2013	1,158	$13.22	to	$17.25	$19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
	2017	2,082	$24.15	to	$44.42	$73,631	1.08%	0.00%	to	1.50%	9.48%	to	11.11%
	2016	2,114	$21.93	to	$39.98	$68,126	1.25%	0.00%	to	1.50%	22.22%	to	24.08%
	2015	1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
	2014	2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%
	2013	2,324	$16.43	to	$29.16	$57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
VY® Baron Growth Portfolio - Adviser Class													
	2017	15		$26.67		$393	0.60%		0.35%			27.42%	
	2016	15		$20.93		$315	—		0.35%			4.70%	
	2015	17		$19.99		$336	—		0.35%			-5.62%	
	2014	20		$21.18		$420	—		0.35%			3.67%	
	2013	28		$20.43		$571	0.60%		0.35%			38.04%	
VY® Baron Growth Portfolio - Service Class													
	2017	3,498	$13.69	to	$44.85	$130,478	0.74%	0.00%	to	1.50%	26.29%	to	28.22%
	2016	4,507	$10.81	to	$34.98	$123,986	0.00%	0.00%	to	1.50%	3.77%	to	5.33%
	2015	5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%
	2014	6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
	2013	6,705	$10.75	to	$33.72	$186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
VY® Columbia Contrarian Core Portfolio - Service Class													
	2017	401	$17.88	to	$44.89	$14,546	0.98%	0.00%	to	1.50%	19.78%	to	21.60%
	2016	453	$14.84	to	$36.92	$13,696	3.34%	0.00%	to	1.50%	6.79%	to	8.43%
	2015	519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
	2014	554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
	2013	598	$12.10	to	$29.32	$14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
	2017	8		$19.92		$167	0.16%		0.35%			10.30%	
	2016	9		$18.06		$159	0.04%		0.35%			22.94%	
	2015	19		$14.69		$272	0.38%		0.35%			-3.55%	
	2014	17		$15.23		$254	0.38%		0.35%			3.75%	
	2013	18		$14.68		$270	0.73%		0.35%			39.15%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Service Class													
	2017	334	$19.53	to	$22.63	$7,003	0.28%	0.25%	to	1.50%	9.29%	to	10.66%
	2016	373	$17.78	to	$20.64	$7,084	0.26%	0.15%	to	1.50%	21.90%	to	23.34%
	2015	384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
	2014	293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%
	2013	337	$14.58	to	$16.45	$5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
VY® Invesco Comstock Portfolio - Adviser Class													
	2017	19		$22.97		$438	0.97%		0.35%			16.90%	
	2016	21		$19.65		$408	2.11%		0.35%			17.10%	
	2015	26		$16.78		$429	2.20%		0.35%			-6.52%	
	2014	27		$17.95		$482	1.94%		0.35%			8.46%	
	2013	27		$16.55		$444	0.51%		0.35%			34.33%	
VY® Invesco Comstock Portfolio - Service Class													
	2017	2,571	$18.42	to	$30.79	$68,978	1.16%	0.00%	to	1.95%	15.37%	to	17.67%
	2016	2,810	$15.79	to	$26.47	$64,533	2.36%	0.00%	to	1.95%	15.44%	to	17.83%
	2015	3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%
	2014	3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
	2013	3,594	$13.42	to	$22.70	$69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
VY® Invesco Equity and Income Portfolio - Adviser Class													
	2017	72		$21.56		$1,561	1.28%		0.35%			9.94%	
	2016	81		$19.61		$1,585	1.55%		0.35%			14.28%	
	2015	89		$17.16		$1,534	1.81%		0.35%			-2.89%	
	2014	95		$17.67		$1,674	1.61%		0.35%			8.07%	
	2013	50		$16.35		$811	1.05%		0.35%			23.86%	
VY® Invesco Equity and Income Portfolio - Initial Class													
	2017	15,337	$12.49	to	$26.27	$326,650	2.18%	0.00%	to	1.95%	8.71%	to	10.91%
	2016	16,739	$11.35	to	$23.69	$320,439	1.99%	0.00%	to	1.95%	13.03%	to	15.28%
	2015	18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
	2014	20,175	$10.23	to	$20.91	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
	2013	15,175	$13.78	to	$19.26	$260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Service Class												
2017	98	$12.70	to	$72.99	$1,649	1.60%	0.00%	to	1.15%	9.51%	to	10.61%
2016	115	$11.58	to	$66.49	$1,687	1.84%	0.00%	to	1.25%	13.53%	to	14.99%
2015	110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
2014	229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%		7.61%	
2013	6	$52.41	to	$54.02	$300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class												
2017	13		$27.65		$351	0.37%		0.35%			13.00%	
2016	14		$24.47		$344	0.46%		0.35%			14.03%	
2015	14		$21.46		$301	0.28%		0.35%			-3.59%	
2014	18		$22.26		$406	0.52%		0.35%			14.27%	
2013	19		$19.48		$364	0.28%		0.35%			30.74%	
VY® JPMorgan Mid Cap Value Portfolio - Initial Class												
2017	1,300	$10.92	to	$18.71	$24,121	1.24%	0.75%	to	0.95%		13.12%	
2016	510		$16.54		$8,433	0.95%		0.85%			13.99%	
2015	490		$14.51		$7,118	0.92%		0.85%			-3.65%	
2014	461		$15.06		$6,939	1.19%		0.95%			14.18%	
2013	375		$13.19		$4,945	1.27%		0.95%			30.72%	
VY® JPMorgan Mid Cap Value Portfolio - Service Class												
2017	1,852	$21.75	to	$45.37	$70,926	0.60%	0.00%	to	1.50%	12.03%	to	13.73%
2016	1,997	$19.30	to	$39.90	$67,799	0.67%	0.00%	to	1.50%	12.99%	to	14.70%
2015	2,065	$16.98	to	$34.79	$61,629	0.61%	0.00%	to	1.55%	-4.51%	to	-3.01%
2014	2,205	$17.67	to	$35.87	$68,476	0.84%	0.00%	to	1.55%	13.20%	to	14.99%
2013	2,217	$15.51	to	$31.20	$60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
VY® Oppenheimer Global Portfolio - Adviser Class												
2017	19		$23.83		$453	0.74%		0.35%			35.32%	
2016	21		$17.61		$373	0.75%		0.35%			-0.62%	
2015	30		$17.72		$532	1.10%		0.35%			3.20%	
2014	33		$17.17		$559	0.86%		0.35%			1.48%	
2013	36		$16.92		$609	0.99%		0.35%			25.99%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Oppenheimer Global Portfolio - Initial Class													
	2017	24,766	$17.81	to	$30.95	$649,773	1.10%	0.00%	to	1.80%	34.07%	to	36.54%
	2016	26,549	$13.17	to	$22.67	$512,098	1.18%	0.00%	to	1.80%	-1.57%	to	0.23%
	2015	28,813	$13.26	to	$22.62	$561,053	1.50%	0.00%	to	1.80%	2.29%	to	4.13%
	2014	30,400	$12.85	to	$21.68	$576,327	1.18%	0.00%	to	1.80%	-2.86%	to	5.83%
	2013	33,227	$12.67	to	$21.19	$621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
VY® Oppenheimer Global Portfolio - Service Class													
	2017	55	$28.94	to	$30.10	$1,667	0.94%	1.00%	to	1.25%	34.42%	to	34.80%
	2016	49	$21.53	to	$22.33	$1,103	0.93%	1.00%	to	1.25%	-1.24%	to	-1.02%
	2015	51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
	2014	50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
	2013	49	$21.09	to	$21.71	$1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
VY® Pioneer High Yield Portfolio - Initial Class													
	2017	1,834	$19.22	to	$24.19	$39,046	4.95%	0.00%	to	1.95%	5.26%	to	7.39%
	2016	1,665	$18.24	to	$22.53	$33,378	5.04%	0.00%	to	1.95%	12.09%	to	14.31%
	2015	1,881	$16.11	to	$19.71	$33,264	5.22%	0.00%	to	1.95%	-6.49%	to	-4.61%
	2014	2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
	2013	1,896	$17.14	to	$20.60	$35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
VY® Pioneer High Yield Portfolio - Service Class													
	2017	19	$20.19	to	$22.56	$416	4.38%	0.35%	to	1.30%	5.89%	to	6.82%
	2016	41	$19.18	to	$21.34	$856	4.62%	0.25%	to	1.25%	12.49%	to	13.63%
	2015	41	$16.89	to	$18.78	$756	4.92%	0.25%	to	1.35%	-6.06%	to	-5.06%
	2014	41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
	2013	36	$18.20	to	$19.81	$698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
	2017	11	$28.87			$331	0.25%	0.35%			23.69%		
	2016	14	$23.34			$319	0.02%	0.35%			6.58%		
	2015	17	$21.90			$379	—	0.35%			1.15%		
	2014	18	$21.65			$386	—	0.35%			10.91%		
	2013	20	$19.52			$389	0.23%	0.35%			33.97%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
	2017	15,001	$22.26	to	$35.50	$456,024	0.63%	0.00%	to	1.50%	22.95%	to	24.82%
	2016	15,939	$18.00	to	$28.44	$389,971	0.31%	0.00%	to	1.50%	5.84%	to	7.44%
	2015	17,153	$16.91	to	$26.48	$394,816	—	0.00%	to	1.50%	0.46%	to	2.04%
	2014	17,649	$16.72	to	$25.96	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%
	2013	18,991	$15.09	to	$23.21	$393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
	2017	53	$21.14	to	$32.48	$1,378	0.44%	0.25%	to	1.25%	22.91%	to	24.11%
	2016	50	$17.20	to	$26.17	$1,069	0.09%	0.25%	to	1.25%	5.91%	to	6.82%
	2015	50	$16.24	to	$25.21	$994	—	0.00%	to	1.30%	0.42%	to	1.69%
	2014	53	$16.17	to	$24.79	$1,070	—	0.00%	to	1.30%	10.19%	to	11.67%
	2013	48	$14.67	to	$22.20	$859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
	2017	56	$29.82			$1,656	—	0.35%			32.42%		
	2016	50	$22.52			$1,119	—	0.35%			0.67%		
	2015	64	$22.37			$1,424	—	0.35%			9.87%		
	2014	73	$20.36			$1,484	—	0.35%			7.78%		
	2013	83	$18.89			$1,561	—	0.35%			38.08%		
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
	2017	9,153	$23.10	to	$72.88	$469,719	0.05%	0.00%	to	1.50%	31.59%	to	33.60%
	2016	9,257	$17.55	to	$54.56	$359,212	—	0.00%	to	1.50%	0.00%	to	1.51%
	2015	9,740	$17.48	to	$53.79	$381,587	—	0.00%	to	1.50%	9.13%	to	10.83%
	2014	9,293	$15.91	to	$48.96	$337,335	—	0.00%	to	1.50%	7.06%	to	8.71%
	2013	9,672	$14.77	to	$45.48	$326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
	2017	118	$29.11	to	$35.61	$3,994	—	0.00%	to	1.45%	31.30%	to	33.22%
	2016	139	$22.17	to	$26.75	$3,555	—	0.00%	to	1.45%	-0.18%	to	1.25%
	2015	167	$22.21	to	$26.69	$4,226	—	0.00%	to	1.45%	8.93%	to	10.55%
	2014	180	$20.39	to	$24.39	$4,148	—	0.00%	to	1.45%	6.87%	to	8.40%
	2013	182	$18.89	to	$22.72	$3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2017		20		$11.89		$238	1.60%		0.35%			21.20%	
2016		23		$9.81		$223	2.36%		0.35%			1.03%	
2015		36		$9.71		$345	3.71%		0.35%			-4.15%	
2014		40		$10.13		$409	2.11%		0.35%			-7.40%	
2013		49		$10.94		$539	1.09%		0.35%			19.30%	
VY® Templeton Foreign Equity Portfolio - Initial Class													
2017		7,762	$11.09	to	$12.92	$91,104	2.03%	0.00%	to	1.50%	20.52%	to	22.35%
2016		8,386	$9.20	to	$10.56	$81,205	3.37%	0.00%	to	1.50%	0.32%	to	1.83%
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
2013		10,606	$10.46	to	$11.48	$114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
VY® Templeton Foreign Equity Portfolio - Service Class													
2017		13	$13.19	to	$15.18	$196	1.45%	0.10%	to	1.30%	20.66%	to	21.93%
2016		21	$11.13	to	$12.45	$250	2.70%	0.10%	to	1.15%	0.45%	to	1.47%
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
2013		27	$12.39	to	$13.79	$362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
Voya Corporate Leaders 100 Fund - Class I													
2017		468	$11.26	to	$12.85	$5,878	2.18%	0.25%	to	1.50%	17.60%	to	19.09%
2016		330	$10.57	to	$10.79	$3,517	2.48%	0.25%	to	1.50%	10.10%	to	11.47%
2015	06/29/2015	153	$9.60	to	$9.68	$1,470	(c)	0.25%	to	1.50%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2017		1,151	$14.69	to	$33.73	$28,660	2.48%	0.00%	to	1.50%	8.87%	to	10.54%
2016		1,361	$13.41	to	$30.51	$31,090	2.97%	0.00%	to	1.50%	4.11%	to	5.68%
2015		1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
2014		1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
2013		1,821	$12.26	to	$27.13	$37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Growth Portfolio - Class I												
2017	2,690	$14.96	to	$38.55	$72,444	1.73%	0.00%	to	1.95%	15.60%	to	17.92%
2016	3,025	$12.80	to	$32.70	$69,555	2.66%	0.00%	to	1.95%	4.81%	to	6.93%
2015	3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
2014	3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%
2013	3,607	$11.68	to	$28.95	$76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
Voya Strategic Allocation Moderate Portfolio - Class I												
2017	2,560	$14.82	to	$35.72	$64,749	1.97%	0.00%	to	1.50%	12.79%	to	14.53%
2016	2,828	$13.06	to	$31.20	$62,777	2.66%	0.00%	to	1.50%	5.02%	to	6.68%
2015	3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
2014	3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
2013	3,358	$11.86	to	$27.50	$67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
Voya Growth and Income Portfolio - Class A												
2017	73	$20.05			$1,456	1.38%	0.35%			19.35%		
2016	78	$16.80			$1,308	1.48%	0.35%			8.88%		
2015	91	$15.43			$1,408	1.53%	0.35%			-2.16%		
2014	101	$15.77			$1,598	1.56%	0.35%			9.82%		
2013	111	$14.36			$1,598	1.09%	0.35%			29.60%		
Voya Growth and Income Portfolio - Class I												
2017	27,824	$18.23	to	$635.67	$1,266,962	1.81%	0.00%	to	1.95%	17.98%	to	20.37%
2016	30,717	$15.28	to	$533.22	$1,180,483	1.95%	0.00%	to	1.95%	7.66%	to	9.77%
2015	34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
2014	37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
2013	41,976	$13.11	to	$457.82	$1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
Voya Growth and Income Portfolio - Class S												
2017	14	$19.18	to	$29.18	$355	1.56%	0.10%	to	1.35%	18.66%	to	19.94%
2016	16	$16.13	to	$24.41	$335	1.86%	0.10%	to	1.45%	8.11%	to	9.35%
2015	15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
2014	15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
2013	12	$13.98	to	$20.81	$212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Equity Portfolio - Class I													
2017		7,484	$11.83	to	$12.43	$90,478	2.27%	0.00%	to	1.55%	21.83%	to	23.75%
2016		8,952	$9.71	to	$10.05	$88,186	2.79%	0.00%	to	1.55%	4.40%	to	6.03%
2015	03/09/2015	10,297	$9.31	to	$9.49	$96,475	(c)	0.00%	to	1.50%		(c)	
2014		(c)	(c)			(c)	(c)	(c)				(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
Voya Global Equity Portfolio - Class S													
2017		1,049	$12.24	to	$12.72	$12,878	2.08%	0.00%	to	1.25%	21.91%	to	23.50%
2016		1,119	$10.04	to	$10.30	$11,258	2.53%	0.00%	to	1.25%	4.47%	to	5.75%
2015	03/09/2015	1,241	$9.60	to	$9.74	$11,940	(c)	0.00%	to	1.40%		(c)	
2014		(c)	(c)			(c)	(c)	(c)				(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
Voya Index Plus LargeCap Portfolio - Class I													
2017		9,566	$17.62	to	$51.97	$377,022	1.58%	0.00%	to	1.95%	22.20%	to	24.64%
2016		10,427	$14.35	to	$41.70	$332,137	1.66%	0.00%	to	1.95%	8.14%	to	10.29%
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
2013		12,649	$11.85	to	$32.83	$325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
Voya Index Plus LargeCap Portfolio - Class S													
2017		8	$24.18			$201	0.88%	0.35%				23.87%	
2016		15	$19.52			$298	1.44%	0.35%				9.60%	
2015		16	$17.81			$282	1.33%	0.35%				0.28%	
2014		18	$17.76			$318	1.23%	0.35%				13.12%	
2013		21	$15.70			$335	1.42%	0.35%				32.27%	
Voya Index Plus MidCap Portfolio - Class I													
2017		7,743	$20.22	to	$60.77	$357,140	1.28%	0.00%	to	1.95%	11.36%	to	13.57%
2016		8,805	$17.96	to	$53.51	$361,836	0.99%	0.00%	to	1.95%	15.87%	to	18.18%
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
2013		10,694	$14.52	to	$42.09	$365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus MidCap Portfolio - Class S													
2017		3	$25.06			$71	0.84%	0.35%			12.93%		
2016		13	$22.19			$282	0.88%	0.35%			17.41%		
2015		16	$18.90			$300	0.60%	0.35%			-2.43%		
2014		19	$19.37			$364	0.69%	0.35%			8.94%		
2013		28	$17.78			$503	0.90%	0.35%			33.78%		
Voya Index Plus SmallCap Portfolio - Class I													
2017		4,378	$19.95	to	$44.20	$154,397	0.86%	0.00%	to	1.95%	7.83%	to	9.92%
2016		5,041	$18.31	to	$40.21	$163,309	0.81%	0.00%	to	1.95%	24.85%	to	27.36%
2015		5,220	$14.51	to	$31.58	$133,988	0.91%	0.00%	to	1.95%	-5.09%	to	-3.19%
2014		5,601	$15.13	to	$32.63	$149,688	0.63%	0.00%	to	1.95%	3.40%	to	5.43%
2013		6,051	$14.48	to	$30.95	$154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
Voya Index Plus SmallCap Portfolio - Class S													
2017		8	$23.27			$193	0.50%	0.35%			9.25%		
2016		13	$21.30			$275	0.61%	0.35%			26.56%		
2015		16	$16.83			$276	0.72%	0.35%			-3.83%		
2014		16	$17.50			$278	0.39%	0.35%			4.92%		
2013		14	$16.68			$236	0.49%	0.35%			41.72%		
Voya International Index Portfolio - Class I													
2017		3,510	$10.43	to	$19.96	$41,414	2.37%	0.00%	to	1.65%	22.85%	to	24.92%
2016		3,133	$8.49	to	$16.14	$29,891	3.03%	0.00%	to	1.65%	-0.82%	to	0.82%
2015		3,113	$8.56	to	$16.16	$29,868	3.32%	0.00%	to	1.65%	-2.51%	to	-0.92%
2014		2,753	$8.78	to	$16.46	$26,942	0.83%	0.00%	to	1.65%	-7.48%	to	-5.95%
2013		2,524	$9.41	to	$17.67	$26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
Voya International Index Portfolio - Class S													
2017		1	$19.55			$10	2.40%	0.35%			24.05%		
2016		—	$15.76			$7	2.76%	0.35%			0.19%		
2015		—	$15.73			$7	—	0.35%			-1.38%		
2014		—	$15.95			$7	—	0.35%			-6.51%		
2013		—	$17.06			$6	—	0.35%			20.65%		

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class I												
2017	1,801	$33.57	to	$38.22	$63,047	1.12%	0.00%	to	1.50%	29.31%	to	31.25%
2016	1,518	$25.96	to	$29.12	$40,899	1.20%	0.00%	to	1.50%	4.97%	to	6.59%
2015	1,069	$24.73	to	$27.32	$27,315	1.14%	0.00%	to	1.50%	6.00%	to	7.60%
2014	769	$23.33	to	$25.39	$18,455	1.11%	0.00%	to	1.50%	11.41%	to	13.10%
2013	563	$20.94	to	$22.45	$12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
Voya Russell™ Large Cap Growth Index Portfolio - Class S												
2017	41	$33.30	to	$37.43	$1,474	0.92%	0.00%	to	1.35%	29.37%	to	30.93%
2016	43	$26.08	to	$28.59	$1,182	1.07%	0.00%	to	1.20%	5.03%	to	6.32%
2015	45	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
2014	43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
2013	45	$21.00	to	$22.21	$956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
Voya Russell™ Large Cap Index Portfolio - Class I												
2017	5,837	$19.60	to	$22.75	$123,610	1.60%	0.00%	to	1.60%	20.62%	to	22.57%
2016	5,397	$16.11	to	$18.56	$93,725	1.75%	0.00%	to	1.70%	9.07%	to	10.94%
2015	3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%
2014	3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
2013	2,704	$13.18	to	$14.51	$37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
Voya Russell™ Large Cap Index Portfolio - Class S												
2017	14		$31.89		$441	1.38%		0.95%			21.12%	
2016	15		$26.33		$400	1.61%		0.95%			9.66%	
2015	16		$24.01		$389	1.50%		0.95%			0.84%	
2014	17		$23.81		$412	0.95%		0.95%			11.52%	
2013	10		$21.35		$221	0.70%		0.95%			30.50%	
Voya Russell™ Large Cap Value Index Portfolio - Class I												
2017	25	$26.27	to	$26.84	$672	2.20%	1.00%	to	1.25%	12.07%	to	12.19%
2016	21	$23.44	to	$23.62	$490	1.62%	1.15%	to	1.25%	14.17%	to	14.33%
2015	21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
2014	18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
2013	19	$19.40	to	$19.49	$365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class S												
2017	612	$25.15	to	$28.63	$16,042	1.91%	0.00%	to	1.50%	11.53%	to	13.21%
2016	571	$22.55	to	$25.29	$13,396	1.30%	0.00%	to	1.50%	13.60%	to	15.32%
2015	463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
2014	382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%
2013	312	$18.94	to	$20.31	$6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S												
2017	487	$31.87	to	$36.29	$16,225	0.66%	0.00%	to	1.50%	22.48%	to	24.37%
2016	473	$26.02	to	$29.18	$12,817	0.69%	0.00%	to	1.50%	5.26%	to	6.81%
2015	434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
2014	387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
2013	358	$23.11	to	$24.78	$8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
Voya Russell™ Mid Cap Index Portfolio - Class I												
2017	8,340	$11.16	to	$23.63	$159,494	1.56%	0.00%	to	1.60%	16.11%	to	17.97%
2016	5,610	$11.17	to	$20.03	$105,572	1.26%	0.00%	to	1.70%	11.48%	to	13.42%
2015	4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%
2014	3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
2013	2,845	$14.57	to	$16.12	$44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
Voya Russell™ Small Cap Index Portfolio - Class I												
2017	3,853	$11.09	to	$24.04	$70,922	1.15%	0.00%	to	1.55%	12.55%	to	14.26%
2016	2,347	$12.42	to	$21.04	$45,782	1.24%	0.00%	to	1.70%	19.07%	to	21.13%
2015	2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
2014	1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
2013	1,437	$15.67	to	$17.34	$23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
Voya Small Company Portfolio - Class I												
2017	3,514	$21.78	to	$77.82	$178,760	0.33%	0.00%	to	1.50%	9.62%	to	11.30%
2016	3,641	$19.75	to	$69.93	$169,597	0.42%	0.00%	to	1.50%	22.62%	to	24.50%
2015	3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
2014	3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
2013	4,235	$15.42	to	$52.98	$155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class S													
2017		5		$28.83		$146	0.19%		0.35%			10.63%	
2016		15		$26.06		$401	0.18%		0.35%			23.74%	
2015		15		$21.06		$314	0.33%		0.35%			-1.40%	
2014		14		$21.36		$301	—		0.35%			5.90%	
2013		15		$20.17		$299	0.40%		0.35%			36.93%	
Voya U.S. Bond Index Portfolio - Class I													
2017		1,221	$11.79	to	$14.01	$15,746	2.35%	0.00%	to	1.80%	1.38%	to	3.17%
2016		1,281	$11.63	to	$13.58	$16,169	2.28%	0.00%	to	1.80%	0.43%	to	2.34%
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
2013		777	$11.32	to	$12.52	$9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
Voya MidCap Opportunities Portfolio - Class I													
2017		7,897	$16.73	to	$41.46	$255,230	0.11%	0.00%	to	1.55%	23.24%	to	25.12%
2016		5,238	$13.69	to	$33.31	$132,120	—	0.00%	to	1.50%	5.66%	to	7.28%
2015		5,335	$12.94	to	$31.21	$128,449	—	0.00%	to	1.50%	-0.97%	to	0.52%
2014		5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
2013		5,043	$12.14	to	$28.81	$113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
Voya MidCap Opportunities Portfolio - Class S													
2017		41	$23.75	to	$33.37	$1,104	—	0.30%	to	1.55%	22.87%	to	24.37%
2016		49	$19.33	to	$26.84	$1,066	—	0.30%	to	1.55%	5.34%	to	6.70%
2015		60	$18.35	to	$25.17	$1,232	—	0.20%	to	1.55%	-1.29%	to	0.05%
2014		67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
2013		74	$17.39	to	$23.29	$1,401	—	0.00%	to	1.55%	29.68%	to	31.62%
Voya SmallCap Opportunities Portfolio - Class I													
2017		3,289	$14.22	to	$38.42	$69,587	0.08%	0.00%	to	1.55%	16.96%	to	18.73%
2016		3,119	$12.13	to	$32.18	$56,707	—	0.00%	to	1.65%	11.53%	to	13.39%
2015		3,040	$10.82	to	$28.65	$50,351	—	0.00%	to	1.65%	-2.35%	to	-0.91%
2014		2,382	$11.05	to	$28.97	$42,392	—	0.00%	to	1.75%	4.01%	to	5.63%
2013		2,427	$13.46	to	$27.49	$41,575	—	0.00%	to	1.50%	37.03%	to	39.05%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class S													
2017		4	$30.68			$109	—	0.35%			18.05%		
2016		4	$25.99			$99	—	0.35%			12.71%		
2015		5	$23.06			$121	—	0.35%			-1.50%		
2014		6	$23.41			$139	—	0.35%			4.98%		
2013		5	$22.30			$108	—	0.35%			38.25%		
Wanger International													
2017		2,935	$14.07	to	$17.13	$46,316	1.20%	0.00%	to	1.50%	30.94%	to	32.89%
2016		3,461	$10.68	to	$12.89	$41,297	1.19%	0.00%	to	1.50%	-2.87%	to	-1.38%
2015		3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
2014		3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
2013		3,586	$11.63	to	$13.66	$46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
Wanger Select													
2017		2,337	$18.20	to	$34.74	$71,676	0.18%	0.00%	to	1.75%	24.48%	to	26.65%
2016		2,502	$14.50	to	$27.43	$61,099	0.16%	0.00%	to	1.75%	11.67%	to	13.38%
2015		2,867	$12.91	to	$24.20	$62,371	0.01%	0.00%	to	1.65%	-1.22%	to	0.25%
2014		3,331	$12.99	to	$24.14	$73,151	—	0.00%	to	1.75%	1.39%	to	3.43%
2013		4,455	$12.71	to	$23.40	$96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
Wanger USA													
2017		2,586	$11.39	to	$34.26	$79,557	—	0.00%	to	1.75%	17.50%	to	19.58%
2016		2,642	$15.22	to	$28.79	$68,640	—	0.00%	to	1.75%	11.73%	to	13.69%
2015		2,789	$13.50	to	$25.50	$64,131	—	0.00%	to	1.75%	-2.34%	to	-0.60%
2014		2,947	$13.70	to	$25.84	$68,668	—	0.00%	to	1.75%	2.96%	to	4.79%
2013		3,280	$13.20	to	$24.83	$73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
Washington Mutual Investors Fund[SM] - Class R-3													
2017		113	$22.92	to	$27.46	$2,965	1.54%	0.25%	to	1.55%	17.90%	to	19.44%
2016		123	$19.44	to	$22.99	$2,724	1.49%	0.25%	to	1.55%	11.28%	to	12.60%
2015		148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
2014		242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
2013		260	$16.35	to	$19.06	$4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Washington Mutual Investors Fund[SM] - Class R-4													
2017		7,659	$11.44	to	$29.47	$191,542	1.88%	0.00%	to	1.50%	18.33%	to	20.13%
2016		7,095	$16.13	to	$24.56	$152,821	1.91%	0.00%	to	1.50%	11.67%	to	13.33%
2015		6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
2014		6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%
2013		6,678	$13.18	to	$19.59	$118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
Wells Fargo Small Cap Value Fund - Class A													
2017		7		$19.81		$131	—		1.00%			12.75%	
2016		9		$17.57		$153	—		1.00%			31.41%	
2015		7		$13.37		$95	—		1.00%			-11.57%	
2014		7		$15.12		$108	0.90%		1.00%			2.44%	
2013		8		$14.76		$115	—		1.00%			13.80%	
Wells Fargo Small Company Growth Fund - Administrator Class													
2017		46	$13.53	to	$13.94	$636	—	0.30%	to	1.50%	18.87%	to	19.72%
2016	05/17/2016	19	$11.38	to	$11.61	$216	(d)	0.50%	to	1.25%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Wells Fargo Special Small Cap Value Fund - Class A													
2017		2,664	$21.18	to	$56.85	$127,478	0.92%	0.00%	to	1.55%	9.40%	to	11.07%
2016		2,852	$19.25	to	$51.24	$124,195	0.58%	0.00%	to	1.50%	26.96%	to	28.91%
2015		3,031	$15.07	to	$39.80	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%
2013		3,477	$14.97	to	$38.91	$118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%

(a)   As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(e)   As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(f)   As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 15, 2018

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $21,774 as of 2017 and $22,365 as of 2016)	$ 23,141	$ 23,170
Fixed maturities, at fair value using the fair value option	941	957
Equity securities, available-for-sale, at fair value (cost of $45 as of 2017 and $67 as of 2016)	60	82
Short-term investments	25	33
Mortgage loans on real estate, net of valuation allowance of $1 as of 2017 and 2016	4,910	4,255
Policy loans	214	219
Limited partnerships/corporations	411	348
Derivatives	136	471
Securities pledged (amortized cost of $864 as of 2017 and $693 as of 2016)	960	768
Total investments	30,798	30,303
Cash and cash equivalents	288	561
Short-term investments under securities loan agreements, including collateral delivered	765	379
Accrued investment income	304	301
Premiums receivable and reinsurance recoverable	1,496	1,634
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	766	1,028
Notes receivable from affiliate	175	175
Short-term loan to affiliate	80	—
Current income tax recoverable	—	1
Due from affiliates	60	56
Property and equipment	64	68
Other assets	140	158
Assets held in separate accounts	73,036	61,981
Total assets	$ 107,972	$ 96,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 29,669	$ 29,578
Payable for securities purchased	79	8
Payables under securities loan agreements, including collateral held	845	648
Long-term debt	5	5
Due to affiliates	61	162
Derivatives	85	173
Current income tax payable to Parent	23	—
Deferred income taxes	187	223
Other liabilities	401	491
Liabilities related to separate accounts	73,036	61,981
Total liabilities	104,391	93,269
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2017 and 2016; $50 par value per share)	3	3
Additional paid-in capital	2,730	2,994
Accumulated other comprehensive income (loss)	818	559
Retained earnings (deficit)	30	(180)
Total shareholder's equity	3,581	3,376
Total liabilities and shareholder's equity	$ 107,972	$ 96,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

		Year Ended December 31,				
		2017		2016		2015
Revenues:						
Net investment income	$	1,520	$	1,501	$	1,410
Fee income		713		725		765
Premiums		48		870		657
Broker-dealer commission revenue		170		175		230
Net realized capital gains (losses):						
Total other-than-temporary impairments		(19)		(19)		(45)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(7)		—		1
Net other-than-temporary impairments recognized in earnings		(12)		(19)		(46)
Other net realized capital gains (losses)		(188)		(194)		(231)
Total net realized capital gains (losses)		(200)		(213)		(277)
Other revenue		—		(2)		(2)
Total revenues		2,251		3,056		2,783
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		958		1,765		1,422
Operating expenses		801		815		772
Broker-dealer commission expense		170		175		230
Net amortization of Deferred policy acquisition costs and Value of business acquired		233		167		133
Total benefits and expenses		2,162		2,922		2,557
Income (loss) before income taxes		89		134		226
Income tax expense (benefit)		(121)		21		53
Net income (loss)	$	210	$	113	$	173

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,					
	2017		**2016**		**2015**	
Net income (loss)	$	210	$	113	$	173
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		387		258		(694)
Other-than-temporary impairments		(4)		9		3
Pension and other postretirement benefits liability		(2)		(1)		(2)
Other comprehensive income (loss), before tax		381		266		(693)
Income tax expense (benefit) related to items of other comprehensive income (loss)		122		93		(238)
Other comprehensive income (loss), after tax		259		173		(455)
Comprehensive income (loss)	$	469	$	286	$	(282)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Deficit)		Total Shareholder's Equity	
Balance at January 1, 2015	$	3	$	3,583	$	841	$	(466)	$	3,961
Comprehensive income (loss):										
Net income (loss)		—		—		—		173		173
Other comprehensive income (loss), after tax		—		—		(455)		—		(455)
Total comprehensive income (loss)										(282)
Dividends paid and distributions of capital		—		(321)		—		—		(321)
Employee related benefits		—		10		—		—		10
Balance as of December 31, 2015		3		3,272		386		(293)		3,368
Comprehensive income (loss):										
Net income (loss)		—		—		—		113		113
Other comprehensive income (loss), after tax		—		—		173		—		173
Total comprehensive income (loss)										286
Dividends paid and distributions of capital		—		(278)		—		—		(278)
Employee related benefits		—		—		—		—		—
Balance as of December 31, 2016		3		2,994		559		(180)		3,376
Comprehensive income (loss):										
Net income (loss)		—		—		—		210		210
Other comprehensive income (loss), after tax		—		—		259		—		259
Total comprehensive income (loss)										469
Dividends paid and distributions of capital		—		(265)		—		—		(265)
Employee related benefits		—		1		—		—		1
Balance as of December 31, 2017	$	3	$	2,730	$	818	$	30	$	3,581

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	**2016**	**2015**
Cash Flows from Operating Activities:			
Net income (loss)	$ 210	$ 113	$ 173
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(80)	(80)	(84)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	234	168	134
Net accretion/amortization of discount/premium	12	(1)	7
Future policy benefits, claims reserves and interest credited	534	1,289	1,193
Deferred income tax (benefit) expense	(158)	(3)	(1)
Net realized capital losses	200	213	277
Depreciation	3	4	4
Change in:			
Accrued investment income	(3)	(6)	(10)
Premiums receivable and reinsurance recoverable	138	205	91
Other receivables and asset accruals	21	7	2
Due to/from affiliates	(105)	30	26
Other payables and accruals	(3)	126	(57)
Other, net	(24)	(11)	1
Net cash provided by operating activities	979	2,054	1,756
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	4,462	3,184	3,373
Equity securities, available-for-sale	25	49	17
Mortgage loans on real estate	494	375	557
Limited partnerships/corporations	81	71	48
Acquisition of:			
Fixed maturities	(4,247)	(5,664)	(5,258)
Equity securities, available-for-sale	(2)	—	(28)
Mortgage loans on real estate	(1,149)	(900)	(773)
Limited partnerships/corporations	(120)	(113)	(96)
Derivatives, net	203	28	(46)
Policy loans, net	5	11	9
Short-term investments, net	8	(33)	242
Short-term loan to affiliate, net	(80)	—	—
Collateral received (delivered), net	(189)	(30)	8
Net cash used in investing activities	(509)	(3,022)	(1,947)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	**2016**	**2015**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 2,380	$ 3,746	$ 3,195
Maturities and withdrawals from investment contracts	(2,794)	(2,534)	(2,440)
Settlements on deposit contracts	(64)	(66)	(63)
Dividends paid and return of capital distribution	(265)	(278)	(321)
Net cash (used in) provided by financing activities	(743)	868	371
Net (decrease) increase in cash and cash equivalents	(273)	(100)	180
Cash and cash equivalents, beginning of period	561	661	481
Cash and cash equivalents, end of period	$ 288	$ 561	$ 661
Supplemental cash flow information:			
Income taxes paid (received), net	$ 13	$ 15	$ 54

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1. Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

VRIAC has two wholly owned non-insurance subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL").

On December 20, 2017, VRIAC's ultimate parent, Voya Financial, entered into a Master Transaction Agreement ("MTA") with VA Capital Company LLC ("VA Capital"), and Athene Holding Ltd ("Athene"), pursuant to which VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") will acquire certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's broker-dealer subsidiary (collectively the "Transaction"). The Transaction is expected to close in the second or third quarter of 2018, subject to conditions specified in the MTA, including receipt of required regulatory approvals and other conditions.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP and DSL. Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated. Depreciation expense is included in Operating expenses in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.3% for the years 2017, 2016 and 2015. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

Share-Based Compensation
In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-09, "Compensation-Stock Compensation (ASC Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplifies the accounting for share-based payment award transactions with respect to:

- The income tax consequences of awards,
- The impact of forfeitures on the recognition of expense for awards,
- Classification of awards as either equity or liabilities, and
- Classification on the statement of cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2016-09 were adopted by the Company on January 1, 2017 using the transition method prescribed for each applicable provision:

- On a prospective basis, all excess tax benefits and tax deficiencies related to share-based compensation will be reported in Net income (loss), rather than Additional paid-in capital. Prior year excess tax benefits will remain in Additional paid- in capital.
- The Company elected to retrospectively adopt the requirement to present cash inflows related to excess tax benefits as operating activities, which resulted in an immaterial reclassification of Share-based compensation cash flows from financing activities to operating activities in the Consolidated Statement of Cash Flows for the twelve months ended December 31, 2016.

The adoption of the remaining provisions of ASU 2016-09 had no effect on the Company's financial condition, results of operations, or cash flows.

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 were adopted by the Company on January 1, 2017 using a modified retrospective approach. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Consolidation
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See "Variable Interest Entities" section of the *Investments* Note to these Consolidated Financial Statements for additional information.

Future Adoption of Accounting Pronouncements

Reclassification of Certain Tax Effects
In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income (ASC Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" ("ASU 2018-02"), which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because generally accepted accounting principles require that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.

The provisions of ASU 2018-02 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized. The Company is currently evaluating the provisions of ASU 2018-02.

Derivatives & Hedging

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic ASC 815): Targeted Improvements to Accounting for Hedging Activities " ("ASU 2017-12"), which enables entities to better portray risk management activities in their financial statements, as follows:

- Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk,
- Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item,
- Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and
- Modifies required disclosures.

The provisions of ASU 2017-12 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach, with the exception of the presentation and disclosure requirements, which are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-12.

Debt Securities

In March 2017, the FASB issued ASU 2017-08, "Receivables-Nonrefundable Fees and Other Costs (ASC Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities" ("ASU 2017-08"), which shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.

The provisions of ASU 2017-08 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-08.

Derecognition of Nonfinancial Assets

In February 2017, the FASB issued ASU 2017-05, "Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (ASC Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance & Accounting for Partial Sales of Nonfinancial Assets" ("ASU 2017-05"), which requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see "Revenue from Contracts with Customers" below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.

The provisions of ASU 2017-05 are effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted, using either a retrospective or modified retrospective method. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Financial Instruments - Recognition and Measurement

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company plans to adopt ASU 2014-09 on January 1, 2018 on a modified retrospective basis. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Based on review to date, the Company anticipates that the adoption of ASU 2014-09 will result in the deferral of costs to obtain and fulfill certain financial services contracts, net of tax, with a related cumulative impact on retained earnings upon adoption, of approximately $70; however, finalization of implementation efforts will continue into the first quarter of 2018.

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 547	$ 109	$ —	$ —	$ 656	$ —
U.S. Government agencies and authorities	3	—	—	—	3	—
State, municipalities and political subdivisions	842	40	4	—	878	—
U.S. corporate public securities	8,476	786	26	—	9,236	—
U.S. corporate private securities	3,387	148	38	—	3,497	—
Foreign corporate public securities and foreign governments[1]	2,594	192	9	—	2,777	—
Foreign corporate private securities[1]	3,105	155	45	—	3,215	7
Residential mortgage-backed securities:						
Agency	1,878	65	17	6	1,932	—
Non-Agency	639	54	2	6	697	4
Total Residential mortgage-backed securities	2,517	119	19	12	2,629	4
Commercial mortgage-backed securities	1,437	39	6	—	1,470	—
Other asset-backed securities	671	11	1	—	681	2
Total fixed maturities, including securities pledged	23,579	1,599	148	12	25,042	13
Less: Securities pledged	864	104	8	—	960	—
Total fixed maturities	22,715	1,495	140	12	24,082	13
Equity securities	45	15	—	—	60	—
Total fixed maturities and equity securities investments	$ 22,760	$ 1,510	$ 140	$ 12	$ 24,142	$ 13

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $190 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 693	$ 96	$ 2	$ —	$ 787	$ —
U.S. Government agencies and authorities	4	—	—	—	4	—
State, municipalities and political subdivisions	795	16	16	—	795	—
U.S. corporate public securities	9,511	533	72	—	9,972	1
U.S. corporate private securities	2,951	89	79	—	2,961	—
Foreign corporate public securities and foreign governments[1]	2,801	121	38	—	2,884	—
Foreign corporate private securities[1]	2,822	114	26	—	2,910	—
Residential mortgage-backed securities:						
Agency	2,357	81	27	9	2,420	—
Non-Agency	314	48	2	8	368	5
Total Residential mortgage-backed securities	2,671	129	29	17	2,788	5
Commercial mortgage-backed securities	1,301	33	16	—	1,318	—
Other asset-backed securities	466	11	1	—	476	2
Total fixed maturities, including securities pledged	24,015	1,142	279	17	24,895	8
Less: Securities pledged	693	82	7	—	768	—
Total fixed maturities	23,322	1,060	272	17	24,127	8
Equity securities	67	15	—	—	82	—
Total fixed maturities and equity securities investments	$ 23,389	$ 1,075	$ 272	$ 17	$ 24,209	$ 8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $176 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2017, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 554	$ 561
After one year through five years	4,590	4,765
After five years through ten years	6,085	6,296
After ten years	7,725	8,640
Mortgage-backed securities	3,954	4,099
Other asset-backed securities	671	681
Fixed maturities, including securities pledged	$ 23,579	$ 25,042

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2017 and 2016, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2017				
Communications	$ 1,145	$ 114	$ 1	$ 1,258
Financial	2,750	185	4	2,931
Industrial and other companies	7,953	532	65	8,420
Energy	1,970	159	33	2,096
Utilities	2,725	216	11	2,930
Transportation	697	52	2	747
Total	$ 17,240	$ 1,258	$ 116	$ 18,382
December 31, 2016				
Communications	$ 1,223	$ 85	$ 10	$ 1,298
Financial	2,850	147	14	2,983
Industrial and other companies	8,479	346	99	8,726
Energy	2,145	105	49	2,201
Utilities	2,436	130	31	2,535
Transportation	618	26	6	638
Total	$ 17,751	$ 839	$ 209	$ 18,381

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2017 and 2016, approximately 52.1% and 58.4%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2017 and 2016, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2017 and 2016, the fair value of loaned securities was $799 and $548, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $744 and $248, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, liabilities to return collateral of $744 and $248, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2017 and 2016, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $61 and $316, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2017[1][2]	December 31, 2016[1][2]
U.S. Treasuries	$ 177	$ 304
U.S. corporate public securities	460	179
Foreign corporate public securities and foreign governments	168	80
Short-term Investments	—	1
Payables under securities loan agreements	$ 805	$ 564

[1] As of December 31, 2017 and December 31, 2016, borrowings under securities lending transactions include cash collateral of $744 and $248, respectively.
[2] As of December 31, 2017 and December 31, 2016, borrowings under securities lending transactions include non-cash collateral of $61 and $316, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $411 and $348 as of December 31, 2017 and 2016, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 18	$ —	$ —	$ —	$ 12	$ —	$ 30	$ —
State, municipalities and political subdivisions	34	—	1	—	91	4	126	4
U.S. corporate public securities	504	11	—	—	304	15	808	26
U.S. corporate private securities	226	2	46	2	499	34	771	38
Foreign corporate public securities and foreign governments	148	1	5	—	99	8	252	9
Foreign corporate private securities	135	38	13	—	161	7	309	45
Residential mortgage-backed	263	5	26	1	438	13	727	19
Commercial mortgage-backed	436	5	19	—	50	1	505	6
Other asset-backed	95	1	9	—	38	—	142	1
Total	$ 1,859	$ 63	$ 119	$ 3	$ 1,692	$ 82	$ 3,670	$ 148

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 134	$ 2	$ —	$ —	$ —	$ —	$ 134	$ 2
State, municipalities and political subdivisions	427	15	—	—	5	1	432	16
U.S. corporate public securities	2,107	53	2	—	180	19	2,289	72
U.S. corporate private securities	1,011	48	23	1	131	30	1,165	79
Foreign corporate public securities and foreign governments	678	21	1	—	132	17	811	38
Foreign corporate private securities	600	23	—	—	45	3	645	26
Residential mortgage-backed	881	23	109	3	54	3	1,044	29
Commercial mortgage-backed	415	16	5	—	6	—	426	16
Other asset-backed	147	—	1	—	17	1	165	1
Total	$ 6,400	$ 201	$ 141	$ 4	$ 570	$ 74	$ 7,111	$ 279

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.4% and 88.6% of the average book value as of December 31, 2017 and 2016, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
Six months or less below amortized cost	$ 1,883	$ 67	$ 30	$ 38	433	7
More than six months and twelve months or less below amortized cost	128	7	4	2	37	1
More than twelve months below amortized cost	1,661	72	53	21	335	7
Total	$ 3,672	$ 146	$ 87	$ 61	805	15
December 31, 2016						
Six months or less below amortized cost	$ 6,702	$ 22	$ 215	$ 5	1,098	9
More than six months and twelve months or less below amortized cost	269	3	14	1	54	2
More than twelve months below amortized cost	313	81	21	23	128	5
Total	$ 7,284	$ 106	$ 250	$ 29	1,280	16

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
U.S. Treasuries	$ 30	$ —	$ —	$ —	6	—
State, municipalities and political subdivisions	130	—	4	—	96	—
U.S. corporate public securities	828	6	24	2	167	2
U.S. corporate private securities	743	66	18	20	71	2
Foreign corporate public securities and foreign governments	254	7	7	2	61	1
Foreign corporate private securities	288	66	8	37	35	6
Residential mortgage-backed	746	—	19	—	194	3
Commercial mortgage-backed	511	—	6	—	131	—
Other asset-backed	142	1	1	—	44	1
Total	$ 3,672	$ 146	$ 87	$ 61	805	15
December 31, 2016						
U.S. Treasuries	$ 136	$ —	$ 2	$ —	22	—
State, municipalities and political subdivisions	448	—	16	—	187	—
U.S. corporate public securities	2,352	9	69	3	417	3
U.S. corporate private securities	1,162	82	56	23	108	3
Foreign corporate public securities and foreign governments	837	13	35	3	159	3
Foreign corporate private securities	670	—	26	—	64	2
Residential mortgage-backed	1,073	—	29	—	196	3
Commercial mortgage-backed	442	—	16	—	90	1
Other asset-backed	164	2	1	—	37	1
Total	$ 7,284	$ 106	$ 250	$ 29	1,280	16

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $3. As of December 31, 2016, the Company had no new troubled debt restructurings for commercial mortgage loans or private placement bonds.

As of December 31, 2017 the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2017 and 2016, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,907	$ 4,911	$ 5	$ 4,251	$ 4,256
Collective valuation allowance for losses	N/A	(1)	(1)	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,906	$ 4,910	$ 5	$ 4,250	$ 4,255

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2017, 2016 and 2015.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2017	December 31, 2016
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1	$ 1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2017	December 31, 2016
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 6	$ 6

As of December 31, 2017 and 2016 the Company did not have any impaired loans with allowances for losses.

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2017 and 2016.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2017 and 2016.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Impaired loans, average investment during the period (amortized cost)[1]	$ 4	$ 8	$ 22
Interest income recognized on impaired loans, on an accrual basis[1]	—	—	1
Interest income recognized on impaired loans, on a cash basis[1]	—	—	1
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	1

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 341	$ 369
>50% - 60%	1,256	1,079
>60% - 70%	3,042	2,574
>70% - 80%	262	231
>80% and above	10	3
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 3,902	$ 3,428
>1.25x - 1.5x	340	415
>1.0x - 1.25x	600	341
Less than 1.0x	54	47
Commercial mortgage loans secured by land or construction loans	15	25
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2017 [1]		December 31, 2016 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 985	20.1%	$ 969	22.8%
South Atlantic	982	20.0%	956	22.5%
Middle Atlantic	1,097	22.4%	710	16.7%
West South Central	552	11.2%	432	10.2%
Mountain	457	9.3%	371	8.7%
East North Central	468	9.5%	448	10.5%
New England	77	1.6%	81	1.9%
West North Central	243	4.9%	223	5.2%
East South Central	50	1.0%	66	1.5%
Total Commercial mortgage loans	$ 4,911	100.0%	$ 4,256	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

| | December 31, 2017 [1] | | December 31, 2016 [1] | |
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,383	28.1%	$ 1,359	31.8%
Industrial	1,326	27.0%	961	22.6%
Apartments	948	19.3%	794	18.7%
Office	829	16.9%	711	16.7%
Hotel/Motel	177	3.6%	170	4.0%
Mixed Use	52	1.1%	50	1.2%
Other	196	4.0%	211	5.0%
Total Commercial mortgage loans	$ 4,911	100.0%	$ 4,256	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Year of Origination:		
2017	$ 1,086	$ —
2016	867	875
2015	703	729
2014	538	548
2013	644	685
2012	510	681
2011 and prior	563	738
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ — *	3	$ 3	2	$ 9	8
Foreign corporate public securities and foreign governments[1]	2	3	12	3	34	9
Foreign corporate private securities[1]	9	2	1	2	1	1
Residential mortgage-backed	1	17	3	25	2	26
Commercial mortgage-backed	— *	1	—	—	—	—
Other asset-backed	—	—	—	—	— *	1
Total	$ 12	26	$ 19	32	$ 46	45

[1] Primarily U.S. dollar denominated.

*Less than $1.

The above tables include $12, $1 and $4 of write-downs related to credit impairments for the years ended December 31, 2017, 2016 and 2015, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining write-downs for the year ended December 31, 2017 related to intent impairments are immaterial. The remaining $18 and $42 in write-downs for the years ended December 31, 2016 and 2015, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ — *	3	$ 4	1	$ 9	7
Foreign corporate public securities and foreign governments[1]	—	—	12	2	32	8
Residential mortgage-backed	— *	6	2	4	1	5
Commercial mortgage-backed	— *	1	—	—	—	—
Total	$ —	10	$ 18	7	$ 42	20

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
Balance at January 1	$	9	$	19	$	22
Additional credit impairments:						
On securities not previously impaired		9		—		—
On securities previously impaired		—		1		1
Reductions:						
Increase in cash flows		—		2		—
Securities sold, matured, prepaid or paid down		2		9		4
Balance at December 31	$	16	$	9	$	19

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
Fixed maturities	$	1,302	$	1,325	$	1,230
Equity securities, available-for-sale		4		4		4
Mortgage loans on real estate		211		191		195
Policy loans		10		12		12
Short-term investments and cash equivalents		1		1		1
Other		60		30		22
Gross investment income		1,588		1,563		1,464
Less: investment expenses		68		62		54
Net investment income	$	1,520	$	1,501	$	1,410

As of December 31, 2017 and 2016, the Company had $3 of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Fixed maturities, available-for-sale, including securities pledged	$ (29)	$ (70)	$ (65)
Fixed maturities, at fair value option	(226)	(201)	(142)
Derivatives	9	51	(14)
Embedded derivatives - fixed maturities	(5)	(6)	(4)
Guaranteed benefit derivatives	55	13	(52)
Other investments	(4)	—	—
Net realized capital gains (losses)	$ (200)	$ (213)	$ (277)
After-tax net realized capital gains (losses)	$ (131)	$ (139)	$ (180)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Proceeds on sales	$ 2,916	$ 1,825	$ 1,836
Gross gains	30	20	25
Gross losses	39	85	49

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may correlate to a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company also used futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, accounted for under the deposit method, that contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to our cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	533	—	52	231	13	7
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	18,769	117	20	29,112	438	154
Foreign exchange contracts	26	—	—	175	12	12
Equity contracts	154	9	7	89	2	—
Credit contracts	771	10	6	426	6	—
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	12	—	N/A	17	—
Within products	N/A	—	117	N/A	—	174
Within reinsurance agreements	N/A	—	(21)	N/A	—	(44)
Managed custody guarantees	N/A	—	—	N/A	—	—
Total		$ 148	$ 181		$ 488	$ 303

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2017 and 2016. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

| | December 31, 2017 | | |
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 771	$ 10	$ 6
Equity contracts	154	9	7
Foreign exchange contracts	559	—	52
Interest rate contracts	17,286	117	20
		136	85
Counterparty netting[1]		(50)	(50)
Cash collateral netting[1]		(84)	—
Securities collateral netting[1]		—	(30)
Net receivables/payables		$ 2	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

| | December 31, 2016 | | |
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 426	$ 6	$ —
Equity contracts	89	2	—
Foreign exchange contracts	406	25	19
Interest rate contracts	25,606	438	154
		471	173
Counterparty netting[1]		(169)	(169)
Cash collateral netting[1]		(266)	—
Securities collateral netting[1]		(11)	(2)
Net receivables/payables		$ 25	$ 2

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2017, the Company held $11 and $74 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2016, the Company held $43 and $227 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2017, the Company delivered $161 of securities and held no securities as collateral. As of December 31, 2016, the Company delivered $220 of securities and held $11 of securities as collateral.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 1	$ —	$ 1
Foreign exchange contracts	12	(2)	1
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(7)	50	(16)
Foreign exchange contracts	(3)	(1)	1
Equity contracts	1	1	(1)
Credit contracts	5	3	—
Embedded derivatives and Managed custody guarantees:			
Within fixed maturity investments[2]	(5)	(6)	(4)
Within products[2]	55	12	(52)
Within reinsurance agreements[3]	(22)	(28)	58
Managed custody guarantees[2]	—	1	—
Total	$ 37	$ 30	$ (12)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2017, 2016 and 2015, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2017, the fair values of credit default swaps of $10 and $6 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2016, the fair value of credit default swaps of $6 was included in Derivatives assets on the Consolidated Balance Sheets. As of December 31, 2016, there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2017, the maximum potential future exposure to the Company was $497 on credit default swaps. As of December 31, 2016, the maximum potential

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

future exposure to the Company was $402 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 597	$ 59	$ —	$ 656
U.S. Government agencies and authorities	—	3	—	3
State, municipalities and political subdivisions	—	878	—	878
U.S. corporate public securities	—	9,210	26	9,236
U.S. corporate private securities	—	2,855	642	3,497
Foreign corporate public securities and foreign governments[1]	—	2,777	—	2,777
Foreign corporate private securities [1]	—	3,123	92	3,215
Residential mortgage-backed securities	—	2,608	21	2,629
Commercial mortgage-backed securities	—	1,463	7	1,470
Other asset-backed securities	—	638	43	681
Total fixed maturities, including securities pledged	597	23,614	831	25,042
Equity securities, available-for-sale	10	—	50	60
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	—	—	—
Equity contracts	—	9	—	9
Credit contracts	—	10	—	10
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	—	—	1,078
Assets held in separate accounts	67,966	5,059	11	73,036
Total assets	$ 69,651	$ 28,809	$ 892	$ 99,352
Percentage of Level to total	70%	29%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 20	$ 20
Stabilizer and MCGs	—	—	97	97
Other derivatives:				
Interest rate contracts	—	20	—	20
Foreign exchange contracts	—	52	—	52
Equity contracts	—	7	—	7
Credit contracts	—	6	—	6
Embedded derivative on reinsurance	—	(21)	—	(21)
Total liabilities	$ —	$ 64	$ 117	$ 181

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 729	$ 58	$ —	$ 787
U.S. Government agencies and authorities	—	4	—	4
State, municipalities and political subdivisions	—	795	—	795
U.S. corporate public securities	—	9,965	7	9,972
U.S. corporate private securities	—	2,436	525	2,961
Foreign corporate public securities and foreign governments[1]	—	2,884	—	2,884
Foreign corporate private securities [1]	—	2,756	154	2,910
Residential mortgage-backed securities	—	2,767	21	2,788
Commercial mortgage-backed securities	—	1,308	10	1,318
Other asset-backed securities	—	449	27	476
Total fixed maturities, including securities pledged	729	23,422	744	24,895
Equity securities, available-for-sale	34	—	48	82
Derivatives:				
Interest rate contracts	—	438	—	438
Foreign exchange contracts	—	25	—	25
Equity contracts	—	2	—	2
Credit contracts	—	6	—	6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	940	33	—	973
Assets held in separate accounts	57,192	4,783	6	61,981
Total assets	$ 58,895	$ 28,709	$ 798	$ 88,402
Percentage of Level to total	67%	32%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23	$ 23
Stabilizer and MCGs	—	—	151	151
Other derivatives:				
Interest rate contracts	1	153	—	154
Foreign exchange contracts	—	19	—	19
Equity contracts	—	—	—	—
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	(44)	—	(44)
Total liabilities	$ 1	$ 128	$ 174	$ 303

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> _U.S. Treasuries:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> _U.S. Government agencies and authorities, State, municipalities and political subdivisions:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> _U.S. corporate public securities, Foreign corporate public securities, and foreign governments:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> _U.S. corporate private securities and Foreign corporate private securities:_ Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> _RMBS, CMBS and ABS:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2017, $0.6 billion and $18.1 billion of a total fair value of $25.0 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2016, $0.7 billion and $18.8 billion of a total fair value of $24.9 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2017 and 2016. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Fair Value as of January 1	Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 7	$ —	$ —	$ 11	$ —	$ —	$ (1)	$ 9	$ —	$ 26	$ —
U.S. Corporate private securities	525	—	10	61	—	(1)	(12)	69	(10)	642	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	154	(9)	(37)	31	—	—	(14)	—	(33)	92	(9)
Residential mortgage-backed securities	21	(7)	—	5	—	—	—	2	—	21	(7)
Commercial mortgage-backed securities	10	—	—	7	—	—	—	—	(10)	7	—
Other asset-backed securities	27	—	1	32	—	—	(2)	—	(15)	43	—
Total fixed maturities, including securities pledged	744	(16)	(26)	147	—	(1)	(29)	80	(68)	831	(16)
Equity securities, available-for-sale	48	—	—	2	—	—	—	—	—	50	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(151)	57	—	—	(3)	—	—	—	—	(97)	—
FIA[2]	(23)	(2)	—	—	—	—	5	—	—	(20)	—
Assets held in separate accounts[5]	6	—	—	18	—	(3)	—	2	(12)	11	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 2	$ —	$ —	$ —	$ —	$ (1)	$ (1)	$ 7	$ —	$ 7	$ —
U.S. Corporate private securities	396	—	3	173	—	(17)	(67)	44	(7)	525	—
Foreign corporate public securities and foreign governments[1]	1	(1)	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	158	(1)	6	—	—	—	(26)	20	(3)	154	(1)
Residential mortgage-backed securities	28	(7)	—	—	—	—	—	—	—	21	(7)
Commercial mortgage-backed securities	13	—	—	3	—	—	(5)	—	(1)	10	—
Other asset-backed securities	13	—	—	15	—	—	(2)	1	—	27	—
Total fixed maturities, including securities pledged	611	(9)	9	191	—	(18)	(101)	72	(11)	744	(8)
Equity securities, available-for-sale	48	—	—	—	—	—	—	—	—	48	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(162)	16	—	—	(5)	—	—	—	—	(151)	—
FIA[2]	(23)	(3)	—	—	—	—	3	—	—	(23)	—
Assets held in separate accounts[5]	4	—	—	3	—	—	—	3	(4)	6	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2017 and 2016, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 6.3%
Nonperformance risk	0.02% to 1.1%	0.02% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.5% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.5%
Nonperformance risk	0.25% to 1.6%	0.25% to 1.6%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	93%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	7%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

| | December 31, 2017 | | December 31, 2016 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 25,042	$ 25,042	$ 24,895	$ 24,895
Equity securities, available-for-sale	60	60	82	82
Mortgage loans on real estate	4,910	4,924	4,255	4,340
Policy loans	214	214	219	219
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	1,078	973	973
Derivatives	136	136	471	471
Notes receivable from affiliates	175	222	175	216
Short-term loan to affiliate	80	80	—	—
Assets held in separate accounts	73,036	73,036	61,981	61,981
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	25,314	29,431	24,943	28,877
Supplementary contracts, immediate annuities and other	365	418	386	438
Deposit liabilities	135	198	172	246
Derivatives:				
Guaranteed benefit derivatives:				
FIA	20	20	23	23
Stabilizer and MCGs	97	97	151	151
Other derivatives	85	85	173	173
Long-term debt	5	5	5	5
Embedded derivatives on reinsurance	(21)	(21)	(44)	(44)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Short-term loans to affiliate: Due to their short-term nature, fair value approximates carrying value. Short-term loans to affiliate are classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated as the present value of expected cash flows associated with the deposit liability discounted using risk-free rates plus adjustments for nonperformance risk and uncertainty in the expected cash flows. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2015	$ 396	$ 527	$ 923
Deferrals of commissions and expenses	77	6	83
Amortization:			
Amortization, excluding unlocking	(84)	(109)	(193)
Unlocking [1]	(23)	(9)	(32)
Interest accrued	36	56 [2]	92
Net amortization included in the Consolidated Statements of Operations	(71)	(62)	(133)
Change in unrealized capital gains/losses on available-for-sale securities	118	238	356
Balance as of December 31, 2015	520	709	1,229
Deferrals of commissions and expenses	74	5	79
Amortization:			
Amortization, excluding unlocking	(72)	(87)	(159)
Unlocking [1]	(24)	(73)	(97)
Interest accrued	38	51 [2]	89
Net amortization included in the Consolidated Statements of Operations	(58)	(109)	(167)
Change in unrealized capital gains/losses on available-for-sale securities	(59)	(68)	(127)
Balance as of December 31, 2016	477	537	1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [1]	(61)	(93)	(154)
Interest accrued	37	43 [2]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	$ 385	$ 367	$ 752

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2017, 2016 and 2015.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year	Amount
2018	38
2019	26
2020	23
2021	20
2022	18

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2017, the account value for the separate account contracts with guaranteed minimum benefits was $38.1 billion. The additional liability recognized related to minimum guarantees was $103. As of December 31, 2016, the account value for the separate account contracts with guaranteed minimum benefits was $38.4 billion. The additional liability recognized related to minimum guarantees was $158.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2017 and 2016 was $8.6 billion and $8.0 billion, respectively.

7.   Reinsurance

As of December 31, 2017, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2017, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting. Subsequent to December 31, 2017, the Company recaptured its agreement with Langhorne I, LLC. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2017 and 2016, the Company had $1.5 billion and $1.6 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $7 and $8 were maintained for this contract as of December 31, 2017 and 2016, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,			
	2017		**2016**	
Reserves ceded and claims recoverable	$	1,512	$	1,650
Premiums receivable, net		(16)		(16)
Total	$	1,496	$	1,634

For the years ended December 31, 2017, 2016 and 2015, premiums, net of reinsurance were $48, $870 and $657, respectively.

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2017, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $265, $261 of which was paid on May 24, 2017 and $4 of which was paid on December 28, 2017. During the year ended December 31, 2016, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $278, $274 of which was paid on May 23, 2016 and $4 of which was paid on December 27, 2016.

On March 23, 2017, VFP paid a $20 dividend to VRIAC; on June 23, 2017, VFP paid a $20 dividend to VRIAC; on September 25, 2017, VFP paid a $20 dividend to VRIAC; and on December 15, 2017, VFP paid a $25 dividend to VRIAC. During the year ended December 31, 2016, VFP paid dividends in the amount of $85 to VRIAC.

During the years ended December 31, 2017 and 2016, DSL did not pay any dividends to VRIAC, its parent.

During the years ended December 31, 2017 and 2016, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statutory net income (loss) was $195, $266 and $318, for the years ended December 31, 2017, 2016 and 2015, respectively. Statutory capital and surplus was $1.8 billion and $2.0 billion as of December 31, 2017 and 2016, respectively.

9.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2017	**2016**	**2015**
Fixed maturities, net of OTTI	$ 1,451	$ 862	$ 437
Equity securities, available-for-sale	15	15	14
Derivatives	124	201	209
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(433)	(324)	(196)
Premium deficiency reserve adjustment	(115)	(90)	(67)
Other	5	—	—
Unrealized capital gains (losses), before tax	1,047	664	397
Deferred income tax asset (liability)	(234)	(111)	(18)
Unrealized capital gains (losses), after tax	813	553	379
Pension and other postretirement benefits liability, net of tax	5	6	7
AOCI	$ 818	$ 559	$ 386

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2017		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 564	$ (190)	$ 374
Equity securities	—	—	—
Other	5	(2)	3
OTTI	(4)	1	(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	29	(10)	19
DAC/VOBA and Sales inducements	(109) [1]	42	(67)
Premium deficiency reserve adjustment	(25)	9	(16)
Change in unrealized gains/losses on available-for-sale securities	460	(150)	310
Derivatives:			
Derivatives	(53) [2]	19	(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	8	(16)
Change in unrealized gains/losses on derivatives	(77)	27	(50)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2) [3]	1	(1)
Change in pension and other postretirement benefits liability	(2)	1	(1)
Change in Other comprehensive income (loss)	$ 381	$ (122)	$ 259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2016					
	Before-Tax Amount		**Income Tax**		**After-Tax Amount**	
Available-for-sale securities:						
Fixed maturities	$	346	$	(121)	$	225
Equity securities		1		—		1
Other		—		—		—
OTTI		9		(3)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		70		(25)		45
DAC/VOBA and Sales inducements		(128) [1]		45		(83)
Premium deficiency reserve adjustment		(23)		8		(15)
Change in unrealized gains/losses on available-for-sale securities		275		(96)		179
Derivatives:						
Derivatives		11 [2]		(4)		7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(19)		7		(12)
Change in unrealized gains/losses on derivatives		(8)		3		(5)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [3]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	266	$	(93)	$	173

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2015					
	Before-Tax Amount		**Income Tax**		**After-Tax Amount**	
Available-for-sale securities:						
Fixed maturities	$	(1,184)	$	410	$	(774)
Equity securities		—		—		—
Other		—		—		—
OTTI		3		(1)		2
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		65		(23)		42
DAC/VOBA and Sales inducements		356 [1]		(125)		231
Premium deficiency reserve adjustment		63		(22)		41
Change in unrealized gains/losses on available-for-sale securities		(697)		239		(458)
Derivatives:						
Derivatives		20 [2]		(7)		13
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(14)		5		(9)
Change in unrealized gains/losses on derivatives		6		(2)		4
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2) [3]		1		(1)
Change in pension and other postretirement benefits liability		(2)		1		(1)
Change in Other comprehensive income (loss)	$	(693)	$	238	$	(455)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

| | Year Ended December 31, | | |
	2017	2016	2015
Current tax expense (benefit):			
Federal	$ 37	$ 24	$ 54
Total current tax expense (benefit)	37	24	54
Deferred tax expense (benefit):			
Federal	(158)	(3)	(1)
Total deferred tax expense (benefit)	(158)	(3)	(1)
Total income tax expense (benefit)	$ (121)	$ 21	$ 53

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

| | Year Ended December 31, | | |
	2017	2016	2015
Income (loss) before income taxes	$ 89	$ 134	$ 226
Tax rate	35.0 %	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	31	47	79
Tax effect of:			
Dividends received deduction	(36)	(27)	(24)
Valuation allowance	(5)	(2)	(4)
Tax Credit	5	2	4
Effect of Tax Reform	(116)	—	—
Other	—	1	(2)
Income tax expense (benefit)	$ (121)	$ 21	$ 53
Effective tax rate	(136.0)%	15.7%	23.5%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform makes broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) changing how alternative minimum tax credits can be realized; and (4) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allows the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to provisional estimates and additional impacts from Tax Reform must be recorded as they are identified during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. The Company continues to analyze the effects of Tax Reform and will record adjustments and additional impacts from Tax Reform as they are identified during the measurement period as provided for in SAB 118.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2017	**2016**
Deferred tax assets		
Insurance reserves	$ 125	$ 224
Investments	75	141
Compensation and benefits	55	71
Other assets	3	8
Total gross assets before valuation allowance	258	444
Less: Valuation allowance	—	5
Assets, net of valuation allowance	258	439
Deferred tax liabilities		
Net unrealized investment (gains) losses	(311)	(346)
Deferred policy acquisition costs	(134)	(316)
Total gross liabilities	(445)	(662)
Net deferred income tax asset (liability)	$ (187)	$ (223)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017, the Company had no valuation allowance. As of December 31, 2016, the Company had total valuation allowance of $5. As of December 31, 2017 and December 31, 2016, $119 and $124, respectively, of these valuation allowances were allocated to continuing operations, and $(119) as of the end of each period was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2017, 2016 and 2015, the decreases in the valuation allowance were $5, $2 and $4, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a (payable)/receivable from Voya Financial, Inc. of $(23)and $1 as of December 31, 2017 and 2016, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2017 and December 31, 2016.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2017 and December 31, 2016.

Tax Regulatory Matters

Voya Financial, Inc. (including the Company) return is currently under audit by the IRS, and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $8, $8 and $6 for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $11, $10 and $10, for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2017 and 2016:

	Year Ended December 31,	
	2017	**2016**
Change in benefit obligation:		
Benefit obligation, January 1	$ 88	$ 88
Interest cost	4	4
Benefits paid	(5)	(5)
Actuarial (gains) losses on obligation	1	1
Benefit obligation, December 31	$ 88	$ 88

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2017 and 2016:

	December 31,	
	2017	**2016**
Accrued benefit cost	$ (88)	$ (88)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(1)	(2)
Net amount recognized	$ (89)	$ (90)

Assumptions

The discount rate used in the measurement of the December 31, 2017 and 2016 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2017	2016
Discount rate	3.85%	4.55%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2017	2016	2015
Discount rate	4.55%	4.81%	4.36%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,		
	2017	2016	2015
Interest cost	$ 4	$ 4	$ 4
Amortization of prior service cost (credit)	(1)	(1)	(1)
Net (gain) loss recognition	1	1	(7)
Net periodic (benefit) cost	$ 4	$ 4	$ (4)

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2018	$ 6
2019	6
2020	6
2021	6
2022	6
2023-2027	27

In 2018, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2017. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial, Inc. of $24, $22 and $22 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company recognized tax benefits of $9, $8 and $8 for the years ended 2017, 2016 and 2015, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in net income, rather than Additional paid-in capital.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans for the years ended December 31, 2017, 2016 and 2015, were immaterial.

12. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $11 as security for its repayment obligations with respect to the loan. The letter of credit was cancelled in August 2017. As of December 31, 2017 and 2016, the amount of the loan outstanding was $5, which was reflected in Long-term debt on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended to allow for the substitution of cash as collateral in place of the letter of credit along with a Pledge and Security Agreement between VRIAC and the DECD pursuant to which VRIAC grants the DECD a lien on and security interest in a cash deposit account in the name of VRIAC held at The Bank of New York Mellon ("BNY Mellon") and a Collateral Account Control Agreement by and among VRIAC, the DECD and BNY Mellon to accommodate the cash deposit account. Upon completion of the amendment documents, on August 1, 2017, $5 in cash was transferred into the cash deposit account. The pledged cash collateral amount is the current outstanding principal amount of $5, reflecting a recent immaterial amount of credit for loan forgiveness, plus an amount to cover a default penalty of 2.5% of the original $10 funding. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13. Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

in the Company no longer being party to any operating leases. For the years ended December 31, 2017, 2016 and 2015, rent expense for leases was $4.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2017 the Company had off-balance sheet commitments to acquire mortgage loans of $179 and purchase limited partnerships and private placement investments of $527.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | |
	2017	**2016**
Other fixed maturities-state deposits	$ 13	$ 13
Securities pledged[1]	960	768
Total restricted assets	$ 973	$ 781

[1] Includes the fair value of loaned securities of $799 and $548 as of December 31, 2017 and 2016, respectively. In addition, as of December 31, 2017 and 2016, the Company delivered securities as collateral of $161 and $220, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. Subsequent to December 31, 2017, the Company issued $100 of funding agreements to the FHLB and pledged assets as required collateral.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2017, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Dezelan v. Voya Retirement Insurance and Annuity Company (USDC District of Connecticut, No. 3:16-cv-1251) (filed July 26, 2016), a putative class action in which plaintiff, a participant in a 403(b) Plan, seeks to represent a class of plans whose assets are invested in VRIAC "Group Annuity Contract Stable Value Funds." Plaintiff alleges that VRIAC has violated the Employee Retirement Income Security Act of 1974 by charging unreasonable fees and setting its own compensation in connection with stable value products. Plaintiff seeks declaratory and injunctive relief, disgorgement of profits, damages and attorney's fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously. On July 19, 2017, the district court granted the Company's motion to dismiss, but permitted the plaintiff to file an amended complaint. The plaintiff has filed a first amended complaint, and the Company has moved to dismiss that complaint.

Litigation also includes Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $64, $58 and $52, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $263, $265 and $235, respectively.

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2017, 2016 and 2015, expenses related to the agreement were incurred in the amount of $43, $45 and $27, respectively.

- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2017, 2016 and 2015, VRIAC's net earnings related to the agreement were in the amount of $7, $5 and $8, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described below, the intercompany agreement with VIM was amended, effective May 1,2017. For the years ended December 31, 2017, 2016 and 2015, revenue under the VIM intercompany agreement was $55, $33 and $35, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2017, 2016 and 2015 commission expenses incurred by VRIAC were $77, $73 and $74, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2017, 2016 and 2015, commissions were collected in the amount of $170, $175 and $230, respectively. Such commissions are, in turn, paid to broker-dealers.

- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Contracting Party or are purchased for certain customers of the Contracting Party. On or about May 1, 2017, Voya Investments, LLC ("VIL") was appointed investment advisor for these certain additional U.S. registered investment companies previously managed by DSL, which in turn caused DSL and the Contracting Party to terminate separate revenue sharing intercompany agreements dated as of December 22, 2010 between DSL and the Contracting Party by which DSL had paid a portion of the revenue DSL earned as investment adviser. DSL continues to pay the Contracting Party the revenue DSL earns for other related services. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred under these intercompany agreements in the amounts of $83, $123 and $207, respectively.

- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred under this service agreement in the amounts of $2, $3 and $3, respectively.

- Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $23, $70 and $68, respectively. See above where it is discussed that DSL no longer provides these advisory services, effective on May 1, 2017.

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2017 and 2016, the Company had deposit assets of $63 and $80, respectively, and deposit liabilities of $135 and $172, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business.

Effective January 1, 2018, the Company recaptured its coinsurance agreement with Langhorne to manage the reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee, which resulted in the Company recording a $74 pre-tax gain on recapture of reinsured business that will be reported in Operating expenses in the first quarter 2018 Consolidated Statement of Operations.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2017, 2016 and 2015, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $179, $350 and $380, respectively. As of December 31, 2017 and 2016, DSL had $8 and $30, respectively, receivable from

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Voya Investors Trust under the management agreement. See "Operating Agreements" section above where it is discussed that DSL no longer provide these advisory services, effective on May 1, 2017.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2017, 2016 and 2015, distribution revenues received by VFP related to affiliated mutual fund products were $27, $25 and $26, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2017, 2016, and 2015, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred immaterial interest expense for the years ended December 31, 2017, 2016 and 2015. The Company earned interest income of $1 for the years ended December 31, 2017 and 2015 and an immaterial amount for the year ended 2016. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2017 the Company has an outstanding receivable of $80 and no outstanding payable. As of December 31, 2016, the Company did not have any outstanding receivable/payable with Voya Financial under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11 for each of the years ended December 31, 2017, 2016 and 2015. As part of the restructuring associated with the MTA, effective December 28, 2017 Voya Financial and Voya Holdings entered into an agreement with VIAC in order to provide a joint and several guarantee of its payment obligations as the issuer of the Note. Accordingly, on January 9, 2018, Kroll Bond Rating Agency assigned a rating of BBB+, outlook Stable to the Note.